Form 20-F
period 2005-12-31
Focus Media Holding LTD
filed 2006-06-28
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Commission file number 001-
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road, Shanghai 200050, PRC
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.00005 per share	Nasdaq National Market Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
523,166,773 Ordinary Shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐               No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes ☐               No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registration was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑               No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
     ☐ Item 17                Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes ☐               No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
     Yes ☐               No ☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2005

i

SUPPLEMENTAL INFORMATION
     In this annual report, unless otherwise indicated:
•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value $0.00005, “ADSs” refers to our American depositary shares, each of which represents ten ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•	“Framedia” refers to Infoachieve and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•	“Target Media” refers to Target Media Holdings Limited and its consolidated subsidiaries and affiliates, which we acquired in February 2006;

•	“Focus Media Wireless” refers to Dotad Media Holdings, and its consolidated subsidiary and affiliate, which we acquired in March 2006 and renamed Focus Media Wireless; and

•	references to our network, our commercial location network and our superstore network include the network of Focus Media and the network formerly owned and operated by Target Media, whose flat-panel displays were incorporated into our network as of March 1, 2006.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005 and our unaudited consolidated financial statements for and as of the three months ended March 31, 2005 and 2006.
     We and certain selling shareholders of our company completed an initial public offering of 11,615,000 ADSs on July 19, 2005. On July 13, 2005, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “FMCN.” We and certain selling shareholders of our company completed a public offering and sale of an additional 7,415,389 ADSs on January 27, 2006. On June 21, 2006, we and certain selling shareholders of our company completed an additional public offering of 7,700,000 ADSs.
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;
•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to complete acquisitions we have entered into and costs related to and potential liabilities resulting from completing such acquisitions and integrating the acquired companies into our business;

•	achieving anticipated or potential synergies with companies we acquire, including Framedia, Target Media and Focus Media Wireless;

•	our plans to expand our advertising network into new cities and regions in China and diversify into new networks and advertising channels such as airports, hospitals and other possible commercial locations;

•	the growth or acceptance of our in-store network, our outdoor LED network and Framedia’s poster frame network;

•	our plan to develop our business into a multi-platform out-of-home advertising network, including through operation of Focus Media Wireless’s mobile phone network advertising services;

•	our plan to identify and create additional advertising channels that target specific consumer demographics, which could allow us to increase our advertising revenue;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.
     These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from or worse than our expectations.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared by including the financial statements of Focus Media Advertisement, formerly Aiqi Advertising, through May 2003 and our consolidated financials, which include the consolidation of Focus Media Advertisement as a variable interest entity, thereafter and presented in accordance with U.S. GAAP. Our statements of operations for 2002, 2003, 2004 and 2005 and our balance sheets as of December 31, 2002, 2003, 2004 and 2005 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this annual report. Our statement of operations for each of the three months ended March 31, 2005 and 2006 and balance sheet data as of March 31, 2005 and 2006 has been derived from our unaudited consolidated financial data which has been included elsewhere in this annual report.
     Our selected consolidated financial information for the years ended December 31, 2001 have been derived from Focus Media Advertisement unaudited consolidated financial statements, which are not included in this annual report. Our statement of operations for each of the three months ended March 31, 2005 and 2006 and balance sheet data as of March 31, 2005 and 2006 has been derived from our unaudited consolidated financial data which has been included elsewhere in this annual report. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period. The selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects”.
     Prior to May 2003, we operated as an advertising agency, the operations and services of which differ markedly from our current business. As an advertising agency, we assisted media companies in selling their advertising time or space to companies seeking to advertise in exchange for a commission. In May 2003, we ceased acting as an advertising agency and commenced our current business as an operator of an out-of-home advertising network, consisting first of our commercial location network. In April 2005, we commenced commercial operations of our in-store network and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless.

	For the year ended					For the three months
	December 31,					ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of U.S. dollars)
Selected Consolidated Statements of Operations Data:
Net revenues:
Commercial location network(1)	—	—	$3,369	$26,321	$61,435	$9,432	$21,472
In-store network(1)	—	—	—	—	5,469	—	5,293
Poster frame network(1)	—	—	—	—	—	—	6,067

Advertising service revenue(1)	—	—	3,369	26,321	66,904	9,432	32,832

Advertising equipment revenue	—	—	389	2,889	1,325	142	304

	For the year ended					For the three months
	December 31,					ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of U.S. dollars)
Total net revenues	30	24	3,758	29,210	68,229	9,574	33,136

Cost of revenues:
Net advertising service cost:
Commercial location network	—	—	1,566	6,746	17,943	2,903	8,035
In-store network	—	—	—	—	7,423	286	3,973
Poster frame network	—	—	—	—	—	—	2,397
Advertising service cost	—	—	1,566	6,746	25,366	3,189	14,405
Advertising equipment cost	—	—	275	1,934	976	71	232
Total cost of revenues	—	—	1,841	8,680	26,342	3,260	14,637
Gross profit	30	24	1,917	20,530	41,887	6,314	18,499
Operating expenses:
General and administrative	28	21	985	3,988	9,120	1,881	4,395
Selling and marketing	2	3	407	3,454	9,544	1,492	4,057
Amortization of acquired intangibles	—	—	—	77	437	67	999
Goodwill impairment loss	—	—	—	58	—	—	—

Total operating expenses	30	24	1,392	7,577	19,101	3,440	9,451

Income from operations	—	—	525	12,953	22,786	2,874	9,048
Interest income	—	—	1	10	1,762	11	916
Other income (expense), net	—	—	(9)	(4)	(161)	5	46
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	—	—	(11,692)	—	—	—

Income before income taxes and minority interest	—	—	517	1,267	24,387	2,890	10,010
Total income taxes	—	—	482	908	694	248	617
Minority interest	—	—	(8)	(13)	145	0	(40)
Equity loss of affiliates	—	—	(18)	—	—	—	—

Net income	—	—	$25	$372	$23,548	$2,642	$9,433

	For the year ended					For the three months ended
	December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Deemed dividend on Series A convertible redeemable preference shares(2)	—	—	—	(8,308)	—	—	—
Deemed dividend on Series B convertible redeemable preference shares(2)	—	—	—	(2,191)	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares(2)	—	—	—	(13,356)	—	—	—
Premium of Series B convertible redeemable preference shares	—	—	—	12,906	—	—	—
Income (loss) attributable to holders of ordinary shares	$—	$—	$25	$(10,577)	$23,548	$2,642	$9,433
Income (loss) per share — basic	$—	$—	$0.00	$(0.07)	$0.09	$0.02	$0.02
Income (loss) per share — diluted	$—	$—	$0.00	$(0.07)	$0.06	$0.01	$0.02
Shares used in calculating basic income per share	—	—	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094
Shares used in calculating diluted income per share	—	—	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

	As of December 31,					As of March 31,
	2001	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12	$15	$716	$22,669	$36,653	$41,863
Other current assets(3)	120	106	1,902	12,713	104,988	83,440
Non-current assets(4)	12	8	2,688	21,033	70,713	523,442
Total assets	144	129	5,306	56,415	212,354	648,745
Total current liabilities	22	7	4,119	8,634	20,694	92,403
Minority interest	—	—	4	81	245	460
Mezzanine equity	—	—	—	53,273	—	—
Ordinary shares (nil, nil, 200,000,000, 142,464,600, 378,306,000 and 506,457,633 shares issued and outstanding in 2001, 2002, 2003, 2004, 2005, and as of March 31, 2006, respectively)	—	—	10	7	19	25
Other shareholders’ equity (deficiency)	122	122	1,173	(5,580)	191,396	555,857
Total shareholders’ equity (deficiency)	$122	$122	$1,183	$(5,573)	$191,415	$555,882

	As of December 31,			As of March 31,
	2003	2004	2005	2006
Selected Operating Data:
Number of displays in our commercial location network:
Our direct cities	827	12,786	45,049	71,230
Our regional distributors(5)	201	2,629	3,177	3,779
Total	1,028	15,415	48,226	75,009
Number of displays in our in-store network	—	—	27,849	33,765
Number of stores in our in-store network	—	—	4,130	5,218
Number of installed frames in our poster frame network(6)	—	—	—	74,353

	For and as of the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006
Commercial Location Network(7):
Number of time slots available for sale(8)	6,010	6,737	8,346	9,028	10,717
Number of time slots sold(9)	1,998	3,057	4,240	4,648	3,904
Average utilization rate(10)	33.2%	45.4%	50.8%	51.5%	36.4%
Average quarterly advertising service revenue per time slot sold (US$)	$4,721	$4,573	$4,077	$4,461	$4,882
In-store Network(11):
Number of time slots available for sale(8)	—	—	—	—	245,314
Number of time slots sold(9)	—	—	—	—	76,498
Average utilization rate(10)	—	—	—	—	31.2%
Average quarterly advertising service revenue per time slot sold (US$)	—	—	—	—	$69
Poster Frame Network(12):
Number of frame slots available for sale(13)	—	—	—	—	208,659
Number of frame slots sold(14)	—	—	—	—	90,262
Occupancy rate(15)	—	—	—	—	43.3%
Average advertising service revenue per frame slot (US$) (ASP)	—	—	—	—	$67

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $311,770, $2,788,233, $5,991,497, $936,405 and $2,081,512 in 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $524,271, $nil and $524,357 in 2005 and for the three months ended March 31, 2005 and 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,972 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0% of our gross advertising service revenue.

(2)	We are no longer required to record deemed dividends prospectively following conversion at the closing of our initial public offering of our Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares.

(3)	Other current assets is equal to total current assets less cash and cash equivalents.

(4)	Non-current assets is equal to total assets less total current assets.

(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(6)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market.

(7)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel. For the three months ended March 31, 2006, advertising services revenues from our premier office building A channel accounted for 91.2% of advertising service revenue for our commercial location network.

(8)	For our commercial location network, includes the time slots for our directly operated cities and the time slots we are entitled to sell on the portion of our network operated by our regional distributors. Number of time slots available refers to the number of 30-second equivalent time slots available on our network during the period presented and is calculated by taking the total advertising time available on our network during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. For our commercial location network, the number of advertising time slots available for sale is determined by the number of cities in which we directly operate, the two-ninths portion of time slots on our regional distributors’ networks which we have the right to sell and the length of the advertising cycle, which is currently twelve minutes in all of our directly operated cities. For our in- store network, the number of advertising time slots available for sale is determined by the number of stores in which we operate.

(9)	Number of time slots sold refers to the number of 30-second equivalent time slots sold during the period presented and is calculated by taking the total advertising time we sold during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots sold.

(10)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(11)	We commenced operation of our in-store network in April 2005.

(12)	We commenced operation of our poster frame network in January 2006.

(13)	Includes the number of frame slots available on a monthly basis within each three month period.

(14)	Includes the number of frame slots sold on a monthly basis within each three month period.

(15)	Occupancy rate refers to the total number of frame slots sold as a percentage of total frame slots available during the relevant period.
Consolidated Pro Forma Financial Data of Focus Media, Framedia, Target Media Holdings and Other Acquired Entities
     The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Focus Media Holding Limited, appearing elsewhere in this annual report, after giving effects to the pro forma adjustments described in the notes to such pro forma financial statements. Financial information with respect to the acquisitions are derived from the historical financial statements of Capital Beyond Limited, or Capital Beyond, Infoachieve Limited, or Framedia, and Target Media Holdings Limited or Target Media, appearing in our registration statement on Form F-1 (File No. 333-134714).
     The preparation of the unaudited pro forma condensed consolidated statements of operations appearing below is based on financial statements prepared in accordance with U.S. GAAP. These principles require the use of estimates that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated statements of operations is to provide information on the impact of the acquisitions of Capital Beyond, Framedia and Target Media. We refer to these businesses collectively as the acquired businesses. The acquired businesses have permitted us to expand our network, including the growth and further specialized targeting of consumers of our commercial location and in-store networks, and the addition of our poster frame advertising network.
     The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 presents adjustments as if the acquisitions of Capital Beyond, Framedia and Target Media had been consummated on January 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2006 presents adjustments as if the acquisition of Target Media had been consummated on January 1, 2005.
     The following unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the historical consolidated financial statements, unaudited pro forma condensed consolidated statements of operations and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

     The unaudited pro forma condensed consolidated financial information presented in this annual report includes all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, because such adjustments are based on estimates such as the estimated amortization period for the acquired intangible assets for Framedia and Target Media, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. In addition, the financial information of Target Media for the two month period ended February 28, 2006 has not been audited or reviewed by an independent registered public accounting firm but is derived from management accounts. Accordingly, the financial information of Target Media for that period, including the statement of operations relating to Target Media, that has been used to calculate the pro forma financial information as of and for the three month period ended March 31, 2006 may differ significantly from any actual consolidated statement of operations financial information had it been audited or reviewed by an independent registered public accounting firm. See “Item 3.D Key Information—Risk Factors — The unaudited pro forma condensed consolidated financial information included in this annual report contains financial information that has not been audited or reviewed by an independent certified public accounting firm and that is derived in part by estimates, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information”.

	Focus Media		Framedia for	Target Media
	Holding for the	Capital Beyond	the year	for the year
	year ended	for the three	ended	ended
	December 31,	months ended	December 31,	December	Pro forma
	2005	March 31, 2005	2005	31, 2005(1)	Adjustments	Note	Pro Forma
	(in thousands of U.S. dollars, except share and per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Net revenues:
— Commercial locations	$61,435	$—	$—	$33,693	$—		$95,128
— In-store network	5,469	—	—	—	—		5,469
— Poster frame network	—	—	11,828	—	—		11,828

Advertising Service Revenue	6,904	—	11,828	33,693	—		112,425
Advertising Equipment Revenue	1,325	—	—	—	—		1,325

Total net revenues	68,229	—	11,828	33,693	—		113,750
Cost of revenues:
— Commercial locations	17,943	122	—	16,321	(56)	(6)	34,330
— In-store network	7,423	—	—	—	—		7,423
— Poster frame network	—	—	7,233	—	—		7,233

Advertising Service Cost	25,366	122	7,233	16,321	(56)		48,986
Advertising Equipment Cost	976						976

Total cost of revenues	26,342	122	7,233	16,321	(56)		49,962
Gross profit (loss)	41,887	(122)	4,595	17,372	56		63,788
Operating expenses:
General and administrative	9,120	1	5,428	1,945	(308)	(6)	16,186
Selling and marketing	9,544	—	3,363	8,584	(88)	(6)	21,403
Amortization of acquired intangibles	437	—	—	—	4,202	(3)	4,639

Total operating expenses	19,101	1	8,791	10,529	3,806		42,228
Income (loss) from operations	22,786	(123)	(4,196)	6,843	(3,750)		21,560
Interest income/(expenses)	1,762	0	(171)	68	—		1,659
Other income (expenses), net	(161)	(0)	(4)	(94)	—		(259)

Income (loss) before income taxes and minority interests	24,387	(123)	(4,371)	6,817	(3,750)		22,960
Income taxes:
Current	715	—	2	—	—		717
Deferred	(21)	—	—	—	—		(21)

Total income taxes	694	—	2	—	—	(8)	696

Net income (loss) after income taxes before minority interests	23,693	(123)	(4,373)	6,817	(3,750)		22,264
Minority interests	145	—	—	(22)	—		123

Net income (loss)	23,548	(123)	(4,373)	6,839	(3,750)		22,141

Deemed dividend on ordinary shares	—	—	(15,187)	—	—		(15,187)
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	—	(1,136)	—	1,136	(5)	—
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	—	(379)	—	379	(5)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	—	(624)	—	624	(5)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	—	(208)	—	208	(5)	—

	Focus Media		Framedia for	Target Media
	Holding for the	Capital Beyond	the year	for the year
	year ended	for the three	ended	ended
	December 31,	months ended	December 31,	December	Pro forma
	2005	March 31, 2005	2005	31, 2005(1)	Adjustments	Note	Pro Forma
	(in thousands of U.S. dollars, except share and per share data)
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	(3,288)	3,288	(5)
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	(960)	960	(5)
Beneficial conversion of Series A redeemable convertible preferred shares	—	—	—	(3,021)	—		(3,021)
Beneficial conversion of Series B redeemable convertible preferred shares	—	—	—	(806)	—		(806)

Net income (loss) attributable to holders of ordinary shares	$23,548	$(123)	$(21,907)	$(1,236)	$2,846		$3,127

Income per share — basic	$0.09						$0.01

Shares used in calculating basic income per share	252,128,545					(7)	351,285,548

Income per share — diluted	$0.06						$0.01

Shares used in calculating diluted income per share	365,938,094					(7)	465,095,097

	Focus Media Holding	Target Media for the
	for the three months	two months ended	Pro forma
	ended March 31, 2006	February 28, 2006(2)	Adjustments	Note	Pro Forma
	(in thousand of U.S. dollars, except share and per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Net Revenues:
— Commercial locations	$21,472	$3,068	$—		$24,540
— In-store network	5,293	—	—		5,293
— Poster frame network	6,067	—	—		6,067

Advertising Service Revenue	32,832	3,068	—		35,900
Advertising Equipment Revenue	304	—	—		304

Total net revenues	33,136	3,068	—		36,205
Cost of Revenues:
— Commercial locations	8,035	3,793	—		11,828
— In-store network	3,973	—	—		3,973
— Poster frame network	2,397	—	—		2,397

Advertising Service Cost	14,405	3,793	—		18,198
Advertising Equipment Cost	232	—	—		232

Total cost of revenues	14,637	3,793	—		18,430
Gross profit (loss)	18,499	(725)	—		17,774
Operating expenses:
General and administrative	4,395	2,541	—		6,936
Selling and marketing	4,057	3,115	—		7,172
Amortization of acquired intangibles	999	—	205	(4)	1,204

Total operating expenses	9,451	5,656	205		15,312
Income (loss) from operations	9,048	(6,380)	(205)		2,463
Interest income/(expenses)	916	(23)	—		893
Other income (expenses), net	46	(1,755)	—		(1,709)

Income (loss) before income taxes and minority interests	10,010	(8,158)	(205)		1,647
Income taxes:
Current	65	(59)	—		6
Deferred	552	—	—		552

Total income taxes	617	(59)	—	(8)	558

Net income (loss) after income taxes before minority interests	9,393	(8,099)	(205)		1,089
Minority interests	(40)	(31)			(70)

Net income (loss) attributable to holders of ordinary shares	$9,433	(8,068)	(205)		1,159

Income per share — basic	$0.02				$0.00

Shares used in calculating basic income per share	438,232,094			(7)	488,709,872

Income per share — diluted	$0.02				$0.00

Shares used in calculating diluted income per share	465,895,318			(7)	516,373,096

(1)	The translations of amounts from RMB into United States dollars as of and for the year ended December 31, 2005, are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York.

is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate.
     (2) Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0415, on February 28, 2006, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2006, or at any other date.
     (3) Reflects amortization for the acquired intangible assets recorded as a result of our acquisitions of Capital Beyond in March 2005, Framedia in January 2006 and Target Media in February 2006 to reflect amortization for the year ended December 31, 2005.
     The aggregate purchase price of $94.3 million of Framedia is comprised of the following:

(in thousands
of U.S. dollars)
Cash consideration	$39,600
Other acquisition costs	311
Fair Value of ordinary shares issued	54,418

$94,329

     The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.
Preliminary purchase price allocation:

	(in thousands	Amortization
	of U.S. dollars)	period
Net tangible liabilities acquired	5,684
Acquired intangible assets	12,455	7 years
Goodwill	87,558

Total	$94,329

     The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.
     The amortization expense for Framedia and Target Media of $2.9 million and $1.2 million, respectively, for the year ended December 31, 2005 have been estimated based on a valuation report provided by a third-party valuation firm.
     (4) Reflects amortization for the intangible assets recorded as a result of our acquisition of Target Media which occurred on February 26, 2006 to reflect amortization from January 1, 2006 to February 28, 2006.
     The aggregate purchase price of $327.1 million of Target Media is comprised of the following:

(in thousands
of
U.S. dollars)
Cash consideration	$94,000
Other acquisition costs	2,058
Fair Value of ordinary shares issued	231,000

$327,058

     The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing. The second installment of $25 million was paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006. The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.

	(in thousands	Amortization
	of U.S. dollars)	period
Net tangible assets acquired	24,823
Acquired intangible assets	10,827	7 year
Goodwill	291,408

Total	$327,058

     The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third-party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.

     The amortization expense for Target Media of $205,350, for the period ended March 31, 2006 have been estimated based on a valuation report provided by a third party valuation firm.
     (5) Assumes the conversion upon completion of the acquisitions of all convertible redeemable convertible preference shares of Framedia and Target Media. Accordingly, the deemed dividends and redemption value accretion relating to these shares have been reversed.
     (6) Reflects the adjustment relating to the conformity in accounting policy of Target Media for employee stock options from FAS 123(R) to APB 25 which is the accounting policy adopted by us.
     (7) The following table sets forth the shares used in computing pro forma per share amounts for the periods indicated:

	December 31,
	2005	March 31, 2006
Shares used in calculating basic income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic income per share for Focus Media Holding Limited	252,128,545	438,232,094
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	351,285,548	488,709,872

	December 31,
	2005	March 31, 2006
Shares used in calculating diluted income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted income per share for Focus Media Holding Limited	365,938,094	465,895,318
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	465,095,097	516,373,096

     (8) There have been no pro forma tax adjustments recorded because none of the pro forma adjustments discussed above has any tax impact.
Currency Translations and Exchange Rates
     Our operating businesses are currently conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.
     The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB8.0167, which was the prevailing rate on March 31, 2006. The prevailing rate at June 23, 2006 was $1.00 to RMB7.9997. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. DOLLAR NOON BUYING RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006
January	8.0654	8.0702	8.0596	8.0608
February	8.0512	8.0616	8.0415	8.0415
March	8.0350	8.0505	8.0167	8.0167
April	8.0143	8.0240	8.0050	8.0140
May	8.0140	8.0300	8.0025	8.0215
June (through June 23)	8.0063	8.0225	7.9963	7.9997
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.
Risks Relating to Our Business and Industry
We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
     We began operations of our commercial location network in May 2003. In addition, we have operated our in-store network since April 2005 and acquired and began to operate our poster frame network from January 2006 under the brand name “Framedia”. In March and April 2006, respectively, we added a WAP-based mobile phone advertising network and outdoor LED digital billboard advertising network to our business. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our use of audiovisual advertising displays in commercial buildings, hypermarkets, supermarkets and convenience stores and other out-of-home commercial locations and our use of advertising poster frames in residential complexes and WAP-based mobile handset advertising as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects.

We derive a substantial majority of our revenues from the provision of advertising services, and advertising is particularly sensitive to changes in economic conditions and advertising trends.
     Demand for advertising time slots and advertising frame space on our networks, and the resulting advertising spending by our clients, is particularly sensitive to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our networks for a number of reasons, including:
•	a general decline in economic conditions;

•	a decline in economic conditions in the particular cities where we conduct business;

•	a decision to shift advertising expenditures to other available advertising media; or

•	a decline in advertising spending in general.
     A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenue from our advertising services, and our financial condition and results of operations.
A substantial majority of our revenues is currently concentrated in four of China’s major cities. If any of these major cities experiences an event negatively affecting its advertising industry, our advertising network, and our ability to generate adequate cash flow would be materially and adversely affected.
     A substantial majority of our revenues are currently concentrated in Beijing, Shanghai, Guangzhou and Shenzhen, four of China’s major cities. For example, for the three months ended March 31, 2006, more than 55% of advertising service revenue from the premier office building A channel of our commercial location network was derived from these four cities. We expect these four cities to continue to constitute important sources of our revenues, and as a result of our acquisitions of Framedia and Target Media, this percentage may increase, as a substantial majority of Framedia’s revenues are derived from these four cities, and a majority of Target Media’s network, before its business and operations were merged into ours, was also located in these four cities. If any of these major cities experiences an event negatively affecting its advertising industry, such as a serious economic downturn, a construction moratorium that would have the effect of materially limiting the supply of new buildings in which we can place our flat-panel displays or advertising poster frames or similar changes in government policy, or a natural disaster, our advertising network and our ability to generate adequate cash flow would be materially and adversely affected.
Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.
     Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending and corresponding advertising trends in China. In addition, advertising spending generally tends to decrease during January and February each year due to the Chinese Lunar New Year holiday. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors that are likely to cause our operating results to fluctuate, such as the seasonality of advertising spending in China, a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, are discussed elsewhere in this annual report. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.
The unaudited pro forma condensed consolidated financial information included in this annual report contains financial information that has not been audited or reviewed by an independent registered public accounting firm and that is derived in part by estimates, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information.
     The unaudited pro forma condensed consolidated financial information presented in this annual report includes all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, because such adjustments are based on estimates such as the estimated amortization period for the acquired intangible assets for Framedia and Target Media, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period.
     The U.S. dollar convenience translation used to present the statement of operations of Target Media for 2005 contained in the unaudited pro forma condensed consolidated financial information may not be the same had U.S. dollars been used as the reporting currency for Target Media’s audited statement of operations for 2005.
     In addition, the financial information of Target Media for the two month period ended February 28, 2006 has not been audited or reviewed by an independent registered public accounting firm but is derived from management accounts. Accordingly, the financial information of Target Media for that period, including the statement of operations relating to Target Media, that has been used to calculate the pro forma financial information as of and for the three month period ended March 31, 2006 may differ significantly from any actual consolidated statement of operations financial information had it been audited or reviewed by an independent registered public accounting firm. See “Item 3.A Key Information — Selected Financial Data — Consolidated Pro Forma Financial Data of Focus Media, Framedia, Target Media Holdings and Other Acquired Entities”.
Our failure to maintain existing relationships or obtain new relationships with businesses that allow us to place our flat-panel displays and advertising poster frames in their buildings and other commercial locations and to lease outdoor LED digital billboards placed in desirable locations would harm our business and prospects.
     Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of flat-panel displays placed in desirable building, commercial and store locations, of advertising poster frames placed in residential complexes, and as of April 2006, to secure desirable locations of large outdoor LED digital billboards, throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable LED digital billboard locations for our outdoor LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and digital billboards. As of March 31, 2006, with regard to our commercial location network, we had entered into separate display placement agreements with landlords and property managers to operate 71,230 flat-panel displays in 50 cities in China, and our regional distributors had entered into their own separate display placement agreements with landlords and property managers to operate approximately 3,780 flat-panel displays in 36 other cities in China. In addition, as of March 31, 2006, with regard to our in-store network, we had entered into separate display placement agreements with hypermarkets, supermarkets and convenience stores to operate 33,765 flat-panel displays in 5,218 stores throughout China. As of April 2006, we sell advertising time slots on approximately 75 outdoor LED billboards in locations throughout Shanghai leased through an agreement with a third-party location provider. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from three to five years and two to three years, respectively, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.
     Under some of our display placement agreements in Guangzhou, Shenzhen, Dalian and Chongqing, the property manager has the right to terminate the agreement if landlords or tenants in the building lodge complaints about our flat-panel displays. In addition, some of our display placement agreements in other cities allow the property manager to terminate the agreement if we fail to keep each flat-panel display operational for a minimum amount of time each year. If these tenants complain about our displays, or if the property manager claims we have failed to keep the flat-panel displays operational for the stipulated number of days each year, we may be required to remove our panels from these commercial locations.
     In accordance with PRC real estate laws and regulations, prior consent of landlords and property managers is required for any commercial use of the public areas or facilities of residential properties. With regard to our network of advertising poster frames and some of our flat-panel displays placed in the elevators and public areas of residential complexes, we have entered into frame or display placement agreements with property managers and landlords. For those frame or display placement agreements entered into with property managers, we intend to obtain or urge property managers to obtain consents from landlords. However, if the landlords of a residential complex object to our placing advertising poster frames or flat-panel displays in the elevators and public areas of the complex, we may be required to remove our advertising poster frames or flat-panel displays from the complex and may be subject to fines. We may not be able to successfully expand our out-of-home advertising network into new regions or diversify our network into new advertising networks or media platforms, which could harm or reverse our growth potential and our ability to increase our revenues.
     We are pursuing a strategy to expand our network into new regions, new advertising channels, such as our travel, fashion, elite and health-care channels, as well as into residential complexes. We are also expanding our network into new advertising media, such as advertising poster frames, mobile-phone WAP-based advertising, and outdoor LED billboard advertising. For example:
•	in January 2006, we acquired Framedia and E-Times, providing us with our poster frame network located primarily in residential complexes;

•	we recently began marketing separate channels of our commercial location network, such as our travel, fashion, elite and health-care channels, to enable advertisers to focus on more specifically targeted consumer audiences;

•	in March 2006, we acquired Focus Media Wireless, which operates a mobile-phone WAP-based advertising service in China through China Mobile and China Unicom’s mobile phone networks; and

•	in April 2006, we commenced operation of an outdoor LED network consisting of approximately 75 leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
     Because portions of our existing network are rapidly reaching saturation, in order to successfully expand our networks, we must expand our networks to include new regions and new advertising channels. In order to expand our networks into new regions, we must enter into new display or frame placement agreements in new cities. In the case of our commercial location network, we generally expand our networks into new cities by means of establishing new operations through entering into contractual relationships with regional distributors. If these regional distributors are not successful in expanding our commercial location network in other cities, our ability to grow our commercial location network in other regions may be hampered. We may also expand our outdoor LED network into cities other than Shanghai in the future. The process of diversifying our networks into new advertising channels is also time consuming and requires us to expend time and resources in educating landlords and property managers about the benefits of separate advertising channels that are dedicated to specific demographics characteristics. If we are unable to grow our in-store network, poster frame network or outdoor LED network or to successfully diversify into other new advertising channels, our advertising network may not be as attractive as those of our competitors, which could harm or reverse our growth potential and our ability to increase our revenues, or even result in a decrease in revenues.
If we are unable to obtain or retain desirable placement locations for our flat-panel displays, advertising poster frames and outdoor LED billboards on commercially advantageous terms or if the supply of desirable locations diminishes or ceases to expand, we could have difficulty in maintaining or expanding our network, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
     Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. In 2005, our location costs accounted for 61.7% of our cost of revenues and 24.0% of our total revenues, respectively. For the three months ended March 31, 2006, our location costs accounted for 66.4% of our cost of revenues and 28.9% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
     In addition, in more developed cities, it may be difficult to increase the number of desirable locations in our network because most such locations have already been occupied either by us or by our competitors, or in the case of outdoor LED billboards, because the placement of outdoor installments may be limited by municipal zoning and planning policies. In recently developing cities, the supply of desirable locations may be small and the pace of economic development and construction levels may not provide a steadily increasing supply of desirable commercial and residential locations. If, as a result of these possibilities, we are unable to increase the placement of our out-of-home television and poster frame advertising networks into commercial and residential locations that advertisers find desirable, we may be unable to expand our client base, sell advertising time slots and poster frame space on our network or increase the rates we charge for time slots and poster frame space, which could decrease the value of our network to advertisers.
When our out-of-home television advertising networks reach saturation in the cities where we operate, we may be unable to grow our revenue base or to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues over time.
     Our commercial location and in-store networks currently operate primarily with a repeating twelve-minute cycle of advertisements per week broadcast repeatedly approximately 60 times per day consisting of 24 30-second time slots per week, with a limited number of our regional distributors using a nine-minute cycle, and our outdoor LED network using a repeating six-minute cycle. Where demand for time slots by advertisers is high, such as in our Tier I cities, our out-of-home television networks may reach saturation, meaning we cannot sell additional advertising time slots for that week’s cycle without further increasing the length of the cycle and correspondingly reducing the number of broadcasts per day of each advertisement. If our commercial location, in-store and outdoor LED networks reach saturation in any particular city, we will be forced to lengthen our advertising cycle to accommodate additional advertisers, as we have done in all of our directly operated cities, or increase our advertising rates to increase our revenues in our existing cities of operation. However, advertisers may be unwilling to accept rate increases or the placement of their advertisement on a longer time cycle that gives their advertisement less exposure each day. If we are unable to increase the duration of our advertising cycle in cities that reach saturation, or if we are unable to pass through rate increases to our advertising clients in those cities, we may be unable to grow our revenue base or to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues over time.
If we are unable to attract advertisers to advertise on our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.
     The amounts of fees we can charge advertisers for time slots on our out-of-home television networks depend on the size and quality of our out-of-home television networks and the demand by advertisers for advertising time on our out-of-home television networks. Advertisers choose to advertise on our out-of-home television networks in part based on the size of the networks and the desirability of the locations where we have placed our flat-panel displays and where we lease LED digital billboards as well as the quality of the services we offer. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.
     In addition, the fees we can charge advertisers for frame space on our poster frame network depends on the quality of the locations in which we place advertising poster frames, demand by advertisers for frame space and the quality of our service. If we are unable to continue to secure the most desirable residential locations for deployment of our advertising poster frames, we may be unable to attract advertisers to purchase frame space on our poster frame network.
     Our failure to attract advertisers to purchase time slots and frame space on our networks will reduce demand for time slots and frame space on our networks and the number of time slots and amount of frame space we are able to sell, which could necessitate lowering the fees we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.
We may be unable to maintain the growth of our network of flat-panel displays into hypermarkets, supermarkets, convenience stores and other types of businesses that have control over many stores, and our failure to maintain such growth could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
     Our strategy includes expanding our in-store network into hypermarkets and other types of businesses that have control over many store locations such as supermarkets and convenience stores. We commenced operation of our in-store network in April 2005. As of March 31, 2006, we had placed 33,765 flat-panel displays in 5,218 hypermarkets, supermarkets and convenience stores. As a relatively new and untested portion of our business, it is difficult to evaluate whether our in-store network will continue to attract advertisers, and there exists the risk that it may not succeed at all. In 2005 and for the three months ended March 31, 2006 revenues from our in-store network accounted for 9.0% and 16.1% of our advertising service revenue, respectively.
     Many of our arrangements with such businesses are and will continue to be handled through a single or small number of display placement agreements designed to cover a chain’s entire network of stores, either nationwide or throughout an entire city. We may, therefore, increase our dependence on one or a small number of retail store chains in terms of our coverage. If our network becomes more concentrated in major chains, any dispute we have with any single chain, or any failure to renew our display placement agreements or maintain our exclusivity terms with any single chain, could materially reduce the attractiveness of our in-store network and harm our business, reputation and results of operations.
Our acquisitions of Framedia, Target Media, Focus Media Wireless and any future acquisitions may expose us to potential risks and have an adverse effect on our ability to manage our business.
     Selective acquisitions, such as our recent acquisitions of Framedia, Target Media and Focus Media Wireless, form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services or products that are complementary to our core business. Our integration of the acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of Framedia, Target Media and Focus Media Wireless into our operations have required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.
     The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our recent acquisitions and possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and advertising clients as a result of our integration of new businesses and new regulations governing cross-border investment by PRC residents. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring Framedia, Target Media, Focus Media Wireless and other companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.
There may be unknown risks inherent in our acquisitions of Framedia and Target Media.
     Although we have conducted due diligence with respect to Framedia and Target Media, we may not be aware of all of the risks associated with Framedia or Target Media. Any discovery of adverse information concerning Framedia or Target Media since we acquired these entities could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.
Our recent entry into mobile handset advertising through our acquisition of Focus Media Wireless may expose us to risks associated with operating in the telecommunications industry in China which could materially affect our financial condition or results of operation.
     In March 2006, we completed our acquisition of Focus Media Wireless, which operates a mobile handset WAP-based advertising service over China Mobile’s and China Unicom’s mobile telecommunications networks. As a result, we now operate a portion of our advertising network on mobile telecommunications networks and are subject to risks associated with operations in the telecommunications sector in China. These potential risks include:
•	loss or deterioration of our relationship with China Mobile or China Unicom, the two primary mobile telecommunications operators in China that currently provide wireless value-added services to mobile phone users;

•	loss or deterioration of our relationship with Internet service providers who use our WAP-based advertisement platform;

•	failure to reach traditional advertisers and to take advantage of marketing networks through our existing business;

•	changes in operating policies or guidelines by mobile telecommunications operators applicable to all wireless value-added service providers using their platforms or which restrict content supplied by others to us;

•	regulation of the telecommunications sector in China that could impose burdensome approval or licensing requirements on value-added service providers such as advertising companies that sell advertising time on mobile telecommunications networks;

•	a decision by either or both China Mobile and China Unicom to directly enter into the WAP-based advertising business; or

•	consumer dissatisfaction with, or any related regulations restricting, the use or “pushing” of unsolicited advertisements, commonly known as “spam”.
     As a result of any such change or event, the operation of our advertising network using the mobile telecommunications networks of the mobile telecommunications operators in China may be disrupted, which could in turn lower our advertising revenues or result in higher operating costs to us, and we cannot assure you that our financial condition and results of operation would not be materially adversely affected.
     In addition, under PRC law, the services offered by Focus Media Wireless may be deemed value-added telecommunication services, which requires an operation permit that has a valid period of five years. Focus Media Wireless has applied for the operation permit for its wireless advertising operations. If Focus Media Wireless is deemed by the PRC regulatory authorities to be providing value-added telecommunication services but an operation permit is not issued or, once issued, if it were revoked or if we are unable to renew its operation permit upon expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected.
We currently rely on a single third-party location provider to secure sites for our outdoor LED billboard network, and any disruption in its business operations or in our relationship with it would materially and adversely impact the operation of our outdoor LED network, resulting in the loss of a portion of our revenue.
     To secure locations in Shanghai for our new outdoor LED network, we have entered into a four-year exclusive agreement with Shanghai Yihukuan Media Co., Ltd., or Yihukuan, which leases all of its current, and any future developed, LED digital billboard space in Shanghai to us for an annual fee. Our reliance on a single third-party location provider for the billboard space on our outdoor LED network exposes us to a number of risks in connection with this part of our advertising network. In order to place LED digital billboards in public areas, Yihukuan must apply for and receive approval from relevant authorities of the Shanghai municipal government and continue to comply with relevant outdoor advertising laws and regulations. If the approvals that have been granted to Yihukuan are revoked for any reason, including any failure by Yihukuan to comply with relevant outdoor advertising laws and regulations, or if Yihukuan fails to receive approvals to place additional LED billboards, the outdoor LED network could become unavailable to us, be reduced in size or fail to grow, which may make it less attractive to advertising customers. Moreover, because we pay the annual fee to Yihukuan in advance, we may be unable to recover any deposits and rental fees we pay to it in the event that its network becomes inoperable or is suspended, reduced in size or fails to attract advertisers. In addition, because we rely on Yihukuan for digital billboard space on our outdoor LED network, any loss or deterioration of our relationship with Yihukuan, including any failure to renew our contract with them, may result in disruption to our outdoor LED network operations and the loss of a portion of our revenue.
One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.
     As of March 31, 2006, we covered 36 out of the 86 cities where we provide our commercial location network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the city where they operate. We also grant our regional distributors the right to use our “Focus Media” brand name and logo. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
Suodi Advertising, our network development and maintenance agent in Beijing, may have a claim against us under the non-competition clause of our contract with it, and if Suodi Advertising were successful in bringing a claim against us, our financial condition and results of operations may be materially and adversely affected.
     We entered into an agency agreement with Beijing Suodi Advertising Co., Ltd., or Suodi Advertising, that contains a non-competition clause which restricts us from developing new network locations in commercial buildings in Beijing without the assistance of Suodi Advertising through 2008. We have entered into display and frame placement agreements with landlords and property managers of commercial buildings in Beijing without the assistance of Suodi Advertising. We believe that Suodi Advertising does not have the right to require us to terminate or otherwise void the display placement agreements we have entered into without its assistance, although it can pursue claims against us for monetary damages. Although Suodi Advertising has not pursued any claim against us in connection with our having entered into such display and frame placement agreements, we cannot assure you that Suodi will not do so in the future. If Suodi Advertising successfully pursues a claim against us, we could be liable for monetary damages we may have caused to Suodi Advertising. If we are found to have violated our contract with Suodi Advertising, our payment obligations over the five year term of the contract can be accelerated, and we estimate our liability under the agreement could reach as much as $730,000, excluding possible consequential damages, which could materially and adversely affect our financial condition and results of operations.
Failure to manage our growth could strain our management, operational and other resources and we may not be able to achieve anticipated levels of growth in the new networks and media platforms we are beginning to operate, either of which could materially and adversely affect our business and growth potential.
     We have been rapidly expanding, and plan to continue to rapidly expand, our operations in China. We must continue to expand our operations to meet the demands of advertisers for larger and more diverse network coverage and the demands of current and future landlords and property managers for installing and configuring flat-panel displays, advertising poster frames and outdoor LED billboards in our existing and future commercial, store, residential and curbside locations. This expansion has resulted, and will continue to result, in substantial demands on our management resources. It has also increased our need for a reliable supply of equipment, particularly flat-panel displays and large LED digital billboards for our out-of-home television networks which are manufactured by a few third-party contract assemblers according to our specifications. To manage our growth, we must develop and improve our existing administrative and operational systems and, our financial and management controls and further expand, train and manage our work force. We have also commenced providing advertising services to mobile phone users through our recent acquisition of Focus Media Wireless. As we continue this effort, we may incur substantial costs and expend substantial resources in connection with any such expansion due to, among other things, different technology standards, legal considerations and cultural differences. We may not be able to manage our current or future international operations effectively and efficiently or compete effectively in such markets. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion may materially and adversely affect our business and future growth.
     As we continue to expand into new networks and new media platforms, we expect the percentage of revenues derived from our commercial location network to decline. However, the new advertising networks and media platforms we pursue may not present the same opportunities for growth that we have experienced with our commercial location network and, accordingly, we cannot assure you that the level of growth of our networks will not decline over time. Moreover, we expect the level of growth of our commercial location network to decrease as many of the more desirable locations have already been leased by us or our competitors.
If advertisers or the viewing public do not accept, or lose interest in, our out-of-home advertising network, our revenues may be negatively affected and our business may not expand or be successful.
     The market for out-of-home advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media. Our success depends on the acceptance of our out-of-home advertising network by advertisers and their continuing interest in these mediums as components of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our advertising network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our networks or that our networks do not provide sufficient value as effective advertising mediums. Likewise, if consumers find some element of our networks, such as the audio feature of our commercial location, in-store and outdoor LED networks, to be disruptive or intrusive, commercial locations and stores may decide not to place our flat-panel displays in their properties and advertisers may view our advertising network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our advertising network. If a substantial number of advertisers lose interest in advertising on our advertising network for these or other reasons, we will be unable to generate sufficient revenues and cash flow to operate our business, and our advertising service revenue, liquidity and results of operations could be negatively affected.

We depend on the leadership and services of Jason Nanchun Jiang, who is our founder, chairman, chief executive officer and our largest shareholder, and our business and growth prospects may be severely disrupted if we lose his services.
     Our future success is dependent upon the continued service of Jason Nanchun Jiang, our founder, chairman and chief executive officer and our largest shareholder. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and landlords and property managers of the locations in our network. We do not maintain key-man life insurance for Mr. Jiang. If he was unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement and noncompetition agreement, we may not be able to replace him easily or at all. As a result, our business and growth prospects may be severely disrupted if we lose his services.
We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.
     We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs including for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities, including from this offering, could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
     Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
     We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition.
If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.
     The market for out-of-home advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We currently broadcast advertisements on our commercial location network and in-store network primarily through compact flash, or CF, cards that are manually installed in our flat-panel displays each week. Through our recent acquisition of Focus Media Wireless, we now also provide advertising services to mobile phone users over the mobile phone networks of China Mobile and China Unicom. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of wireless or broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. If we cannot succeed in developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our out-of-home television advertising networks, poster frame network or mobile handset advertising network.
     PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.
     As an out-of-home advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our out-of-home advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our out-of-home television advertising network each of them operates. In general, the advertisements shown on our out-of-home television advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our out-of-home television advertising networks. Outdoor advertisements must be registered with the local SAIC before dissemination, and advertising distributors are required to submit a registration application form and the content of the advertisement to the local SAIC and receive an advertising registration certificate from the local SAIC. Our reputation will be tarnished and our results of operations may be adversely affected if advertisement shown on our out-of-home television advertising networks, poster frame network or outdoor LED network is provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.

     In addition, we commenced operation of our outdoor LED digital billboard network in April 2006. The placement and installation of LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED billboard subject to a term of use of no more than six years for each LED billboard. If the existing LED billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
     China has also enacted regulations governing telecommunication service providers and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet and telecommunications networks that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. China Unicom and China Mobile also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing inappropriate content, including the imposition of fines and service suspensions. Focus Media Wireless undertakes to the telecommunication operators which grant us access to their mobile phone networks that we will not distribute any advertisements with illegal content. We require the Internet service providers which use our WAP-based advertising platform to provide us the same undertaking, but we cannot completely control the content of their advertisements. If any of the content that we deliver through our mobile handset advertising network is found to violate Chinese laws and regulations or the policies of China Mobile and China Unicom, we could be subject to fines or suspensions.
     Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our advertising network. If consumers find the content displayed on our advertising network to be offensive, landlords, property managers, other location providers or telecommunication network operators may seek to hold us responsible for any consumer claims or may terminate their relationships with us.
     In addition, if the security of our content management system is breached through the placement of unauthorized CF cards in our flat-panel displays and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our advertising network.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.
     We cannot be certain that our advertising displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.
We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.
     We compete with other advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also face competition from other out-of-home television advertising network operators for access to the most desirable locations in cities in China. Individual buildings, hotels, restaurants and other commercial locations and hypermarket, supermarket and convenience store chains may also decide to independently, or through third-party technology providers, install and operate their own flat-panel television advertising screens. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.
     In the future, we may also face competition from new entrants into the out-of-home television advertising sector. Our sector is characterized by relatively low fixed costs and, as is customary in the advertising industry, we do not have exclusive arrangements with our advertising clients. These two factors present potential entrants to our sector of the advertising industry with relatively low entry barriers. In addition, since December 10, 2005, wholly foreign-owned advertising companies are allowed to operate in China, which may expose us to increased competition from international advertising media companies attracted to opportunities in China.
     Increased competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources, or exclusive arrangements with desirable locations, and others may successfully mimic and adopt our business model. Moreover, increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.
Our senior management and employees have worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.
     Due to our limited operating history and recent additions to our management team, some of our senior management and employees have worked together at our company for only a relatively short period of time. For example, following our acquisition of Framedia in January 2006, Tan Zhi, the former chairman and chief executive officer of Framedia, continues to be involved in the operation of our poster frame network. In addition, David Yu, the former chairman and chief executive officer of Target Media, has joined Focus Media as a co-chairman of our board of directors and president as of March 2006. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.
We do not maintain any business liability disruption or litigation insurance coverage for our operations, and any business liability, disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.
     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.
     For example, on March 16, 2006, Shanghai Xicheng Cultural Dissemination Co., Ltd., also referred to as CGEN, brought a suit against us in the Shanghai No. 1 Intermediate People’s Court on the grounds of unfair competition. CGEN, which is developing a network of flat-panel displays in hypermarkets and supermarkets, claims to have established an exclusive business relationship with the Hymart chain of supermarkets in Shanghai. Hymart notified us that it had requested in writing to terminate its relationship with CGEN. In CGEN’s pleadings, it alleges that Focus Media encouraged and supported Hymart to allegedly violate its agreement with CGEN, resulting in losses to CGEN. In its pleadings, CGEN has requested that the court order Focus Media to cease any alleged unfair competitive behavior, to undo the effects of any alleged unfair competition and to pay RMB 13,570,920 (US$1.7 million) to CGEN. We intend to defend against CGEN’s claims to the fullest extent of the law. However, there can be no assurance that we will prevail in any such litigation.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2005, we do not expect to be a passive foreign investment company for 2006, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for 2006 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information Taxation — United States Federal Income Taxation”.
Investor confidence and market price of our ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal controls over our financial reporting for the fiscal year ending December 31, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act.
     We are subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies, including us, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must attest to and report on management’s assessment of the effectiveness of their internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. For example, when our auditors audited our financial statements as of and for the period ended December 31, 2004, they identified one “reportable condition”, as that term is defined under standards established by the American Institute of Certified Public Accountants, in our internal accounting controls. This reportable condition was cured at the time our auditors audited our financial statements for the period ended December 31, 2005. We cannot assure you that additional internal control and procedure problems will not occur in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
     Substantially all of our operations are or will be conducted through Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Framedia Investment and Beijing Dotad Technology Co., Ltd., or Dotad Technology, our indirectly wholly-owned operating subsidiaries in China, and Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with several of our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations any earlier than two or three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our PRC operating subsidiaries are currently ineligible to apply for the required licenses for providing advertising services in China. Substantially all of our advertising business is currently provided through our contractual arrangements with our PRC operating subsidiaries’ consolidated affiliated entities in China, including Focus Media Advertisement and its subsidiaries with regard to our out-of-home television networks, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, and Focus Media Wireless with regard to our mobile handset advertising network, which we collectively refer to as our PRC operating affiliates. Our PRC operating affiliates are currently owned in each case either (i) by two PRC citizens designated by us or (ii) by two PRC entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries, and New Focus Media Advertisement hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates and their respective subsidiaries directly operate our advertising network. We have been and are expected to continue to be dependent on these PRC operating affiliates and their subsidiaries to operate our advertising business for the foreseeable future. We have entered into contractual arrangements with PRC operating affiliates and their respective subsidiaries, pursuant to which we, through our PRC operating subsidiaries, provide technical support and consulting services to our PRC operating affiliates and their subsidiaries. In addition, we have entered into agreements with our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
     If we, our existing or future PRC operating subsidiaries and affiliates are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.
     The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.
     We have in the past relied, and to a lesser but significant extent will continue in the future to rely, on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders to operate our advertising business. For a description of these contractual arrangements, see the sections titled “Organizational

Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”. These contractual arrangements may not be as effective in providing us with control over Focus Media Advertisement and its subsidiaries as direct ownership. If we had direct ownership of our PRC operating affiliates and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if Jason Nanchun Jiang were to refuse to transfer his equity interest in Focus Media Advertisement to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if Mr. Jiang were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. In addition, Focus Media Advertisement, which holds certain of the business licenses required to operate our advertising network in China, is jointly owned and effectively managed by Mr. Jiang and Mr. Yu. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against Focus Media Advertisement if Focus Media Advertisement does not perform its obligations under its contracts with us or Mr. Jiang and Mr. Yu do not cooperate with any such actions.
     Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.
Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Item 5. Operating and Financial Review and Prospects — Taxation” for a discussion of the transactions referred to above. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved in 2004, or that Focus Media Digital, Shanghai Focus Media Advertising Agency Co., Ltd., or Focus Media Advertising Agency, New Focus Media Advertisement or New Structure Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.
We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our PRC operating affiliates and their respective subsidiaries in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2005, the amount of these restricted portions was approximately $75,911,158. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
Some of our PRC operating affiliates previously engaged in activities outside the authorized scope of their business licenses. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.
     Under PRC law, the business license of a company sets forth the authorized scope of business it may legally undertake, and in order to engage in activities outside its authorized scope of business, it must apply for and receive approval to expand its scope of business. Three of our PRC operating affiliates, Focus Media Advertisement, Focus Media Technology and Shanghai On-Target Advertisement Co., Ltd., and, prior to our acquisition of them, four of our additional operating affiliates, Zhejiang Ruihong Focus Media Advertising Co., Ltd., Xiamen Advertising Co., Ltd., Shanghai Qianjian Advertising Co., Ltd. and Shanghai Perfect Media Advertising Co., Ltd., historically engaged in business activities that were not within the authorized scope of their respective business licenses. Each of these companies subsequently ceased such conduct or expanded the business scope of their respective business licenses to include such activities; and in the case of the four entities who exceeded their authorized business scope prior to our acquisition of them, we required such companies to cease such conduct or expand their business scope during the process of our acquiring them. While these companies all currently operate within their authorized scope of business, the relevant PRC authorities have the authority to impose fines or other penalties. In rare instances, these authorities may require the disgorgement of profits or revocation of the business license, but as a matter of practice, the authorities will typically only impose such an extreme penalty after repeated warnings where a violation is blatant and continuing. While we do not believe these past violations will have a material effect on our business, operations or financial condition, due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that those of our PRC operating companies that exceeded the scope of their business licenses in the past will not be subject to such fines or penalties, including the disgorgement of profits or revocation of the business license of one or more of these companies, or that such fines or penalties will not have a material adverse effect on our business.
Our business operations may be affected by legislative or regulatory changes.
     There are no existing PRC laws or regulations that specifically define or regulate out-of-home television or mobile handset advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing out-of-home television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising or distribution of mobile handset advertising, our business licenses or otherwise affecting our business in China may materially and adversely affect our business prospects and results of operations. For example, the PRC government has promulgated regulations allowing foreign companies to hold a 100%-interest in PRC advertising companies starting from December 10, 2005. We are not certain how the PRC government will implement this regulation or how it could affect our ability to compete in the advertising industry in China.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliates.
     In utilizing the proceeds of this offering, as an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
•	loans by us to Focus Media Technology or to Framedia Investment, each a foreign invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange or its local counterpart; and

•	loans by us to Focus Media Advertisement or its subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with the PRC State Administration of Foreign Exchange or its local counterpart.
     We may also determine to finance Focus Media Technology, Focus Media Digital and New Focus Media Advertisement through Focus Media Technology or Framedia Investment, by means of capital contributions. These capital contributions to Focus Media Technology and Framedia Investment must be approved by the PRC Ministry of Commerce or its local counterpart. Because Focus Media Advertisement and its subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Business Overview – Regulatory Matters” of Item 4. “Information on the Company” of this annual report. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Framedia Investment, Focus Media Advertisement or any of their respective subsidiaries, including Framedia Advertisement, Guangdong Framedia and New Structure Advertisement. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
Risks Relating to the People’s Republic Of China
     Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China and our liquidity and access to capital and our ability to operate our business.
     The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, under current PRC regulations, starting December 10, 2005, foreign entities are allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and larger financial resources than we have to compete against us and limit the potential for our growth. Moreover, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 26 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. For example, these uncertainties may impede our ability to enforce the contracts we have entered into with Focus Media Advertisement and its subsidiaries. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with Focus Media Advertisement and its subsidiaries, and other foreign investors, including you.
Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
     The PRC National Development and Reform Commission, or NDRC, and SAFE recently promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
     Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file with the local branch of SAFE, with respect to that offshore company, any material change involving capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long term equity or debt investment or creation of any security interest over the assets located in China. If any PRC shareholder fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
     We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, as the regulations are relatively new, the PRC government has yet to publish implementing rules, and much uncertainty remains concerning the reconciliation of the new regulations with other approval requirements. It is unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to comply with these regulations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our ability to inject additional capital into our PRC subsidiaries and the ability of Focus Media Technology, Focus Media Digital, New Focus Media Advertisement or Framedia Investment, our PRC subsidiaries, to make distributions or pay dividends, or materially and adversely affect our ownership structure. If any of the foregoing events occur, our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Exchange Controls” in Item 10. “Additional Information” in this annual report.
The PRC tax authorities may require us to pay additional taxes in connection with our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China.
     Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, in the case of some of our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China, we cannot assure you that the PRC tax authorities will not require us to pay additional taxes in relation to such acquisitions, in particular where the PRC tax authorities take the view that the previous taxable income of the PRC affiliates of the acquired offshore entities needs to be adjusted and additional taxes be paid. In the event that the sellers failed to pay any taxes required under PRC law in connection with these transactions, the PRC tax authorities might require us to pay the tax, together with late-payment interest and penalties. See “Item 5. Operating and Financial Review and Prospects — Acquisitions”.
If any of our PRC affiliates becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our advertising network and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.
     To comply with PRC laws and regulations relating to foreign ownership restrictions in the advertising business, we currently conduct our operations in China through contractual arrangements with Focus Media Advertisement, its shareholders and subsidiaries. As part of these arrangements, Focus Media Advertisement and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of Focus Media Advertisement and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
     Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, each of Focus Media Technology and Framedia Investment may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us, without the approval of SAFE. However, we cannot assure you that the relevant PRC governmental authorities will not further limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities. This could affect the ability of each of Focus Media Technology and Framedia Investment to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
Fluctuations in exchange rates could result in foreign currency exchange losses.
     Because our earnings and cash and cash equivalent assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on June 23, 2006 the Renminbi was revalued against the U.S. dollar to approximately RMB7.9997 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
     Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may severely disrupt our business and operations.
     From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. A new outbreak of SARS or an outbreak of avian flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our advertising services. Any recurrence of the SARS outbreak, an outbreak of avian flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our out-of-home advertising network to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations.
Risks Relating to Our ADSs and Our Trading Markets
The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq National Market has ranged from $17.60 to $69.95 per ADS and the last reported sale price on June 23, 2006 was $64.36. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
     In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our advertising network could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
     Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. For example, we issued 22,157,003 new ordinary shares in connection with our acquisition of Framedia and in 2007 we may be required to issue additional new ordinary shares based on a fixed ordinary share price of $2.456 per ordinary share up to $88.0 million to the former shareholders of Framedia if Framedia meets agreed upon earnings and operating targets in 2006. In addition, upon completion of our acquisition of Target Media in February 2006, we issued 77.0 million of our ordinary shares to the current shareholders of Target Media Holdings. We may also be required to issue up to 3.0 million of our ordinary shares to the former shareholders of Focus Media Wireless based on certain earnings targets for 2006 and 2007. See “Item 10.C Additional Information—Material Contracts”.
     There are 523,166,773 ordinary shares (equivalent to 52,316,677 ADSs) outstanding as of the date of this annual report. In addition, as of June 13, 2006, there were outstanding options to purchase 36,102,420 ordinary shares, 6,555,580 of which are exercisable as of that date. 291,715,933 of our ordinary shares outstanding as of the date of this annual report are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration thereunder.
A significant percentage of our outstanding ordinary shares is beneficially owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer, and as a result, he may have significantly greater influence on us and our corporate actions by nature of the size of his shareholdings relative to our public shareholders.
     Jason Nanchun Jiang beneficially owns, through his 100% ownership of JJ Media Investment Holding Ltd., approximately 16.63% of our outstanding ordinary shares. Jason Nanchun Jiang is currently and is expected to remain an affiliate within the meaning of the Securities Act after the offering, due to the size of his respective shareholdings in us after the offering. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also an 85% shareholder of our affiliated PRC entity, Focus Media Advertisement, with which we have contractual arrangements that are essential to our business. The continuing cooperation of Focus Media Advertisement, and its shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.
     Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
     For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if the Board of Directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.
     In addition, some actions require the approval of a supermajority of at least two thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve terms of three years each, which terms are not staggered. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, that could be in the interest of our shareholders.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.
Judgments obtained against us by our shareholders may not be enforceable.
     We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
     Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
     Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:
•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.
     The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.
     The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.
     Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Our legal and commercial name is Focus Media Holding Limited. Our principal executive offices are located at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050 PRC, and our telephone number is 86-21-3212-4661. Our Internet website address is www.focusmedia.cn. Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home television advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.
     In conjunction with the change in our business model in May 2003 and to facilitate foreign investment in our company, we established our offshore holding company, Focus Media Holding Limited as a company registered in the British Virgin Islands. On April 1, 2005, we completed the process of changing Focus Media Holding Limited’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company. On July 13, 2005, our ADSs were listed for quotation on the Nasdaq National Market and on July 19, we and certain of our shareholders completed an initial public offering and sale of 11,615,000 ADSs.
     In January 2006, we acquired Framedia, which operates a network of advertising poster frames placed primarily in elevators and public areas of residential complexes in China.
     In January 2006, we and certain of our shareholders completed a public offering and sale of 7,415,389 ADSs.
     In January 2006, we acquired Skyvantage Group Limited, or Skyvantage, which operate a local out-of-home poster frame advertising network placed in commercial and residential buildings for a purchase price of $5,000,000.
     In February 2006, we acquired Target Media. Target Media operates an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Since the completion of the acquisition of Target Media, the legal entities of Target Media and its affiliates and subsidiaries have been dissolved and their operations have been integrated with our operations.
     In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless in this annual report.
     On June 21, 2006, we and certain of our shareholders completed a public offering and sale of 7,700,000 ADSs.

     For a description of our principal capital expenditures and divestitures, see “Acquisitions” and “Capital Expenditure” in “Item 5. Operating and Financial Review and Prospects—Acquisitions” and “—B. Liquidity and Capital Resources—Capital Expenditures”.
B. Business Overview
     We operate the largest out-of-home advertising network in China using audiovisual television displays, based on the number of locations and number of flat-panel television displays in our network. It is our goal to create the largest multi-platform out-of-home advertising network in China, reaching urban consumers at strategic locations over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor LED digital billboard and mobile handset advertising networks. To date, our out-of-home advertising network consists of the following:
•	our commercial location network, which refers to our network of flat-panel television displays placed in high-traffic areas of commercial buildings, such as in lobbies and near elevators, as well as in beauty parlors, karaoke parlors, golf country clubs, auto shops, banks, pharmacies, hotels, airports, airport shuttle buses and in-air flights. Our commercial location network is also marketed to advertisers as six separate channels targeting different types of consumers: our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel;

•	our in-store network, which refers to our network of flat-panel television displays placed in specific product areas such as the personal care and food and beverage sections and other store locations with high-traffic concentration such as the main aisles and check-out lines in large-scale chain retail stores, which are referred to in China as hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our poster frame network, which refers to our network of advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia;

•	our mobile handset advertising network, which refers to our mobile handset advertising services offered on the mobile telecommunications networks of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom; and

•	our outdoor LED network, which refers to our network of leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
We derive revenue principally by:
•	selling advertising time slots on our commercial location, in-store and outdoor LED networks;

•	selling frame space on our poster frame network; and

•	selling advertisements on our WAP-based mobile handset advertising network.
     A majority of the content displayed on our commercial location and in-store networks consists of advertisements which are broadcast repeatedly approximately 60 times per day in twelve minute cycles. Some of our regional distributors use a nine-minute cycle. Advertisements on our outdoor LED network are broadcast repeatedly using a six-minute cycle. Our poster frame network consists of advertising poster frames placed in elevators and public areas in residential complexes and commercial locations. For advertising poster frames placed in elevators, generally two or three advertising poster frames can be placed in each elevator. Advertisements on our mobile handset advertising network are WAP-based advertisements that are sent to mobile handset users over China Mobile’s and China Unicom’s networks.

     As of March 31, 2006, approximately 1,800 advertisers purchased advertising time slots on our out-of-home television advertising networks. Our five largest advertising clients in terms of revenue, which include leading international and domestic brand name advertisers, were Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola, which together accounted for approximately 18.4% of our revenue in 2005. In addition, over 340 advertisers have bought frame space from Framedia since 1999.
     Our network has the following key features:
•	Substantially all of the content we broadcast on our flat-panel displays and place on our advertising poster frames consists of advertisements.

•	The advertising cycle on our out-of-home television advertising networks consists of twelve minutes of advertising content broadcast repeatedly 60 times per day, or six minutes broadcast repeatedly in the case of our outdoor LED network, and is sold to advertising clients in 30-, 15- or five-second time slots.

•	The advertising cycle of our out-of-home television advertising networks is broadcast repeatedly, for approximately twelve-hours per day.

•	The majority of our flat-panel displays contain a 17-inch LCD screen, while the remainder contain larger size plasma or LCD screens.

•	Over 74,000 450 mm x 600 mm plastic advertising poster frames have been installed in elevators on our poster frame network.

•	Approximately 75 5’ x 5’ LED digital billboards that we lease from a third party and that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic.

•	A WAP-based advertising platform that delivers approximately eight million messages per day with a customer base of over 100 wireless value-added service providers in China and a database of over 70 million mobile handset users with WAP capability.
     Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of March 31, 2006, we operated our commercial location network directly in a total of 50 cities throughout China, comprising (i) Beijing, Shanghai, Guangzhou and Shenzhen, which we refer to as our Tier I cities, and (ii) 46 other directly operated cities. As of March 31, 2006, we covered an additional 36 cities through contractual arrangements with regional distributors that, together with the other 46 directly operated cities, we refer to as our Tier II cities. Between January 1, 2005 and March 31, 2006, the number of displays in our commercial location network increased from 15,415 to 71,230. As of March 31, 2006, our commercial location network operated by our regional distributors consisted of approximately 3,780 flat-panel displays. We commenced commercial operations of our in-store network in April 2005. As of March 31, 2006, our in-store network consisted of 33,765 flat-panel displays placed in 5,218 store locations in our directly operated cities, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores. As of March 31, 2006, we had installed over 74,000 advertising poster frames in our poster frame network primarily in six cities throughout China, including our Tier I cities. As of April 2006, our outdoor LED network consisted of approximately 75 leased 5’ x 5’ digital billboards placed along curbsides in high-pedestrian traffic areas in Shanghai. As of May 2006, our mobile handset advertising network consisted of a WAP-based advertising platform that delivers approximately eight million messages per day to mobile handset users with WAP capability in China.
     The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2004	2004	2004	2005	2005	2005	2005	2006
Commercial location network:
Number of displays:
Our direct cities	3,128	7,476	12,786	16,025	20,267	34,079	45,049	71,230
Our regional distributors(1)	1,040	2,318	2,629	1,847	2,664	3,273	3,177	3,779
Total	4,168	9,794	15,415	17,872	22,931	37,352	48,226	75,009
Time slot data:(2)
Number of time slots available for sale	2,347	3,542	5,170	6,010	6,737	8,346	9,028	10,717
Number of time slots sold	832	1,280	2,209	1,998	3,057	4,240	4,648	3,904
Utilization rate(3)	35.4%	36.1%	42.7%	33.2%	45.4%	50.8%	51.5%	36.4%
Average advertising service revenue per time slot (ASP) (US$)	$6,607	$5,506	$5,018	$4,721	$4,573	$4,077	$4,461	$4,882
In-store network:
Number of displays in our in- store network	—	—	—	3,149	12,779	20,061	27,849	33,765
Number of stores in our in-store network	—	—	—	423	1,835	2,702	4,130	5,218
Time slot data:
Number of time slots available for sale	—	—	—	—	—	—	—	245,314
Number of time slots sold	—	—	—	—	—	—	—	76,498
Utilization rate(3)	—	—	—	—	—	—	—	31.2%
Average advertising service revenue per time slot (ASP) (US$)	—	—	—	—	—	—	—	$69
Poster Frame Network:
Number of frames installed in our poster frame network	—	—	—	—	—	—	—	74,353
Frame slot data:
Number of frame slots available for sale	—	—	—	—	—	—	—	208,659
Number of frame slots sold	—	—	—	—	—	—	—	90,262
Occupancy rate(4)	—	—	—	—	—	—	—	43.3%
Average advertising service revenue per frame (US$) (ASP)	—	—	—	—	—	—	—	$67

(1)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(2)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel. For the three months ended March 31, 2006, advertising services revenues from our premier office building A channel accounted for 91.2% of advertising service revenue for our commercial location network.

(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(4)	Occupancy rate refers to the total frame space sold as a percentage of total frame space available during the relevant period.
Our Competitive Strengths
     We believe we have the following competitive strengths:
Effective and Focused Advertising Network Accepted by Both Advertisers and Consumers.
     Since commencing our current business operations in May 2003, we have created an advertising network that:
•	Targets Segmented Consumer Groups. Our flat-panel displays and frames are primarily placed in venues that have a high concentration of consumers with higher-than-average disposable incomes or that have a high concentration of consumers who are likely to be interested in particular types of products and services. As a result, our network enables advertisers to target consumers with demographic profiles attractive to them. Moreover, our network allows advertisers to further segment these consumers through separate specified advertising channels, such as our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel, which are marketed as stand-alone channels of our commercial location network. Because our network is able to target specific consumer groups, it allows advertisers to more cost-effectively reach consumers with demographic profiles desirable to them.

•	Reaches Captive Viewers in Low Distraction Environments. Our flat-panel displays are placed in lobbies, near elevator banks and in other environments where there are few broadcast or display media competing for viewers’ attention, which we believe increases the effectiveness of our network. In addition, the advertising poster frames on our poster frame network are placed primarily in elevators of residential complexes presenting advertisements to viewers in what we believe is a relatively captive and low-distraction environment.
     We believe these characteristics and advantages of our business model have made us an effective and well-accepted alternative advertising medium with a strong market position that enables us to compete successfully in China’s advertising market.
The Largest Out-of-home Television Advertising Network in China with Nation-wide Coverage
     We believe we operate the largest out-of-home television advertising network in China based on the number of locations and the number of flat-panel displays in our network. As of March 31, 2006, we operated:
•	71,230 flat-panel displays installed in 50 cities in China, and through our regional distributors, we also operated approximately 3,780 flat-panel displays in 36 cities in China; and

•	33,765 flat-panel displays installed in 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores in cities in China.
Out-of-home Advertising Network with Multiple Media Platforms Provides Advertisers with Complementary and Reinforcing Methods of Reaching Targeted Consumers
     Our network provides advertisers with multiple advertising media to reach their target audience. Our network currently enables advertisers to reach (1) consumers with higher than average incomes through our commercial location network, (2) consumers at the point-of-purchase through our in-store network, (3) consumers as they leave and return home through our poster frame network, (4) mobile handsets users throughout the day via our WAP-based advertising push campaigns and (5) urban consumers throughout the day via our strategically placed outdoor LED billboards in shopping and high pedestrian traffic areas in Shanghai. By offering advertisers a range of advertising media that can reach consumers during different times of the day in a wide variety of locations, we believe our network has enhanced appeal to advertisers over competitors who offer limited advertising media or channels to advertisers. We believe that by offering multiple advertising media platforms, we enable advertisers to reach a wide range of consumers with complementary and mutually reinforcing advertising campaigns and are better able to attract advertisers who want to reach targeted consumer groups through a number of different advertising media in different venues and at different times of the day.
Sustainable Competitive Advantages through the Size of Our Network and Our Exclusive, Renewable Agreements.
     We believe the following factors provide us with a sustainable business advantage over existing and prospective competitors:
•	Early Market Presence and Coverage in Many of the Most Desirable Locations. We were one of the first companies to establish a large-scale out-of-home television advertising network in commercial buildings and other commercial locations in China. By recognizing this market opportunity and entering this sector early, we have occupied many of the most desirable locations and have grown the size of our network, which we believe has created high barriers to entry for potential competitors. We believe that we have secured a high percentage of the most desirable locations in many of China’s major urban centers, and that this early market presence advantage is important because landlords and building managers typically permit only one out-of-home television advertising network operation in each building. We believe that, through our acquisition of Target Media, we have enhanced these advantages. Through our acquisition of Framedia, we also gain a strong market presence in the poster frame advertising market in residential complexes. We also believe we have established the first outdoor LED digital billboard advertising network in China, currently comprising approximately 75 5' x 5' LED digital billboards placed in high pedestrian traffic outdoor locations in Shanghai that we lease from a third-party location provider.

•	Large-scale Network that Attracts Advertising Clients. Our multi-platform out-of-home advertising network includes flat-panel displays located in a wide range of commercial, retail locations and in-store locations in over 80 cities in China, poster frames placed in residential complexes in cities in China, LED digital billboards placed in high pedestrian curbside locations in Shanghai, and advertising services provided to mobile handset users. We believe the extent of our network coverage makes us more attractive to advertising clients than competing networks. Through the number of advertising media platforms we operate and the national scope of our network, we enable advertising clients to reach a wide audience in urban consumer markets across China. We believe the size and scope of our network has attained a scale that draws advertising clients to our network and gives us a competitive edge over competing networks as well as over many traditional advertising media.

•	Exclusive and Renewable Display Placement Agreements. As of March 31, 2006, the majority of our display placement agreements on our out-of-home television advertising networks give us the exclusive right to place our flat-panel displays in the elevator and lobby areas of the locations in which we operate and, in the cities we operate directly, give us the right to renew the contract under terms that are no less favorable than those offered by competing bidders, enabling us to maintain exclusive coverage of many of the most desirable locations in our network for significant lengths of time.
     We believe our high market share of desirable locations in key cities in China, the wide extent of our network coverage and the exclusivity and renewal terms contained in the majority of our display placement agreements with landlords and property managers create higher barriers to entry for potential competitors than other out-of-home and outdoor advertising business models, such as billboards.
Our Brand Name And Reputation Have Attracted A Large Base Of Leading Advertising Clients.
     We believe we are building a respected brand name in the advertising industry in China by developing a reputation for innovative and effective delivery of large-scale yet focused high-quality television advertising to consumers with desirable demographic profiles. This has enabled us to develop a strong client base consisting of major international and brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola which were our five largest customers and together accounted for approximately 18.4% of our revenue in 2005. All of our top ten advertisers based on total advertising contracts in 2005 had entered into advertising contracts with us in 2004. Moreover, the total contract amount accounted for by these advertisers increased by approximately 150% from 2004 to 2005. In addition, as of March 31, 2006, more than 1,800 advertisers purchased advertising time on our out-of-home television networks. The strength and depth of our client base enhance our reputation in the industry and position us to further expand our advertising network.
     We believe our acquisitions of Framedia, E-Times and Focus Media Wireless have further enhanced our brand name in China by adding a large out-of-home poster frame advertising network and a WAP-based mobile handset advertising network in China to our network. Over 340 advertisers have bought frame space on Framedia’s advertising network since 1999.
Strong Management and Sales Team with Extensive Industry Experience.
     We have assembled a management and sales team with extensive experience in China’s advertising industry. Jason Nanchun Jiang, our founder, chairman, chief executive officer and a major shareholder, has 10 years of experience in China’s advertising industry, including his previous experience until 2003 as chief executive officer of Shanghai Everease Advertising Corporation, or Everease, one of China’s top 50 advertising agencies. Daniel Mingdong Wu, our chief financial officer, has over six years of experience in investment banking, including for Merrill Lynch and Lehman Brothers, and served as chief financial officer of Harbour Networks, a telecommunications equipment provider in China. In August 2005, we hired our chief strategy officer Cindy Yan Chan, who was deputy general manager for iMPACT, ZenithOptimedia’s outdoor media department and the largest outdoor media buyer in China. With our acquisition of Framedia, Zhi Tan, chairman and chief executive officer of Framedia, continues to be involved in the operation of our poster frame network. Following our acquisition of Target Media, David Yu, the founder and former chairman and chief executive officer of Target Media, has joined us as co-chairman and president. In addition, we employ experienced and knowledgeable managers to run operations in each of the cities we operate directly. Our marketing managers have an average of eight years’ experience in the advertising industry in China and have worked for a number of major domestic and international advertising firms in China. We believe the strength and experience of our management and sales teams have enabled us to expand our advertising network, enhance our reputation in our industry and build up a strong client base.
Our Strategies
     Our objective is to become the leading multi-platform advertising media brand in China’s advertising industry. We intend to achieve this objective by implementing the following strategies:
Enhance Our Market Position and Revenues by Expanding Our Networks.
     We intend to aggressively expand our flat-panel display and frame networks in order to erect barriers to expansion and entry by current and prospective competitors, enhance critical mass appeal to our advertisers, and increase our fee rates and revenues. To achieve this goal, we intend to:
•	Increase the Number of Locations and Flat-Panel and Poster Frame Displays in Our Network. We intend to aggressively enter into new display and poster frame placement agreements to increase the number of locations in which we install our flat-panel displays and poster frames in order to enhance our current position in many of the most desirable locations in key urban areas in China.

•	Expand into New Cities including through Strategic Acquisitions of Important Regional Distributors. We expect to continue to acquire certain of our regional distributors as a means to expand the size and scope of our network. Pursuant to our arrangements with our regional distributors, they are licensed to use our technology, and bear all of the revenues, profits or losses of their operations. This method enables us to evaluate the potential profitability of executing our business model in a specific city and expanding the size of the network before we incur the expense of operating in the city directly. As of March 31, 2006, we have successfully acquired 17 of our regional distributors. We will continue to pursue this strategy as a means of expanding our national coverage and offering advertising clients wider distribution of their advertising content.
Identify And Create New Networks and Advertising Channels that Target Specific Consumer Demographics and Expands Network Capacity.
     In-store Network. We commenced commercial operations of our in-store network in April 2005, enabling our advertising clients to target consumers at the time and place where consumers are likely to purchase a range of consumer and household products. As of March 31, 2006, we had placed 33,765 flat-panel displays in 5,218 locations on our in-store network. We intend to expand this network and will continue to strengthen efforts to enter into long-term and exclusive relationships with hypermarkets, supermarkets and convenience stores and to market this service to advertisers. For example, we recently increased the size of our in-store network by adding the convenience stores from Target Media’s former network to our in-store network.
     Targeted Advertising Channels. We have placed flat-panel displays in office buildings, shopping malls, restaurants, beauty parlors, golf country clubs, automobile repair shops, banks, pharmacies, airports, hospitals and other commercial locations. As many of these venues are suitable for targeting specific consumer groups, we have begun to separate some of them into distinct stand-alone networks and to market them to specific advertising clients who wish to advertise their products and services to targeted consumer groups. Currently, our premier A and B office building channels, travel channel, fashion channel, elite channel and healthcare channel are marketed as independent channels of our commercial location network, as we believe these channels are attractive to a diverse range of advertisers who wish to target consumers likely to frequent these venues. We believe our ability to identify and create focused advertising networks distinguishes us from our competitors and attracts additional advertising clients who will use our services to reach their target consumers in a more effective manner.

     Complementary Advertising Media Platforms. We intend to continue expanding the scope of our advertising activities and type of media platforms we employ by entering into new types of advertising media businesses, such as large-size outdoor LED digital billboards. We believe by expanding our business into complementary media businesses that focus on venues and at periods of the day less comprehensively covered by traditional advertising media, we will enhance the value of our advertising services to advertisers and provide us with a marketing advantage over existing and potential competitors. We intend to continue expanding into new and complementary advertising media platforms, such as direct marketing advertising, which will enable us to provide advertisers with additional out-of-home advertising platforms to reach targeted consumers.
Promote Our Brand Name and Augment Our Service Offerings to Attract a Wider Client Base and Increase Revenues.
     Enhancing our brand name in the industry will allow us to solidify and broaden our client base by enhancing market awareness of our services and our ability to target discrete consumer groups more effectively than mass media. We believe the low cost of reaching consumers with higher-than-average disposable incomes through our network and our development of additional advertising media platforms and channels within our network we plan to develop in the future can enable advertisers to reach that goal. As we increase our advertising client base and increase sales, demand for and sale of time slots and frame space on our network will grow. As demand for time slots and frame space on our network increases, we believe we will be able to increase our rates and thereby improve our results of operations.
Continue to Explore New Digital Media Opportunities to Target Segmented Consumer Groups.
     Consumer acceptance of technology-driven advertising and entertainment media, including the Internet and advanced mobile communications systems, is a feature of the advertising industry in China. We intend to identify and take advantage of new opportunities in the PRC advertising market in order to enhance our ability to target segmented consumer groups through innovative advertising techniques and media. As new opportunities that fit our brand image and business model present themselves, we expect to expand our operations and continue to pursue innovative advertising techniques and media that provide effective solutions to advertising clients and target consumers with desirable demographic profiles.
Our Network
     Our network includes:
•	commercial locations, which consists of our premier A and B office building, travel, fashion, elite and healthcare channels, each of which can be marketed separately to advertisers;

•	supermarkets, convenience stores and large-scale chain retail stores, which we refer to as hypermarkets, comprising our in-store network;

•	our poster frame network of advertising poster frames placed primarily in elevators and public areas of residential complexes and marketed under the brand name Framedia;

•	as of March 2006, our mobile handset advertising network offered on China Mobile’s and China Unicom’s mobile telecommunications networks; and

•	as of April 2006, approximately 75 leased LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
     Our commercial locations network and in-store network use audiovisual flat-panel LCD and plasma displays, while Framedia’s poster frame network consists of advertising poster frames. Our mobile handset advertising services consist of the sale of short message advertisements that are delivered to mobile handset users through the mobile telecommunication networks of China’s mobile telecommunications operators using a WAP-based advertisement delivery platform. Our outdoor LED network uses large 5’ x 5’ LED digital billboards that we lease from a third-party location provider.
Commercial Location Network
     The majority of displays on our commercial location network are currently placed in high-traffic areas of commercial office buildings. The locations in our commercial location network also include shopping malls, banks and hotels as well as more specialized locations such as hospitals, beauty parlors and golf country clubs. We market our commercial location network to advertisers of consumer products and services, such as home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of March 31, 2006, our commercial location network, including the portions of our commercial location network operated by our regional distributors, was comprised of approximately 75,000 flat-panel displays placed in 86 cities throughout China. We operate our commercial location network directly in 50 cities and indirectly through contractual arrangements with regional distributors in an additional 36 cities. We have established joint ventures in several cities outside of China, including Hong Kong, Taipei and Singapore through contracts with local operators which operate local commercial locations networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
     As we expand the number of venues in our commercial location network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of March 31, 2006, we had established six such stand-alone channels that are marketed as separate focused channels of our commercial location network: our premier office building A and B, travel, fashion, elite and healthcare channels. We believe that by increasingly offering new advertising channels on our out-of-home television networks, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.
     Our Direct Operations. As of March 31, 2006, we operated our commercial location network directly in 50 cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen, or our Tier I cities. We believe that many of the other cities in which we operate directly will contribute to our future revenue growth as the populations and income levels in these cities continue to grow. Following our acquisition of Target Media on February 28, 2006, we incorporated Target Media’s advertising network, which included a network substantially similar to our commercial location network with a focus on office buildings as well as on convenience stores, into our pre-existing commercial location and in-store networks.
     Our Regional Distributors. As of March 31, 2006, we entered into distribution agreements with 36 regional distributors who currently operate in 36 of the 86 cities covered by our commercial locations network. Under the terms of our contractual relationships with our regional distributors:
•	We provide training, operational and logistical instructions to our regional distributors and allow them to use our brand name, all at no cost.

•	We also sell our flat-panel displays to our regional distributors.

•	Each regional distributor is responsible for signing display placement agreements with commercial locations to establish and grow a network presence in the city in which they operate.

•	Each regional distributor is responsible for selling advertising time slots to advertisers and for maintenance, monitoring and other client services.

•	Our regional distributors have the right to sell seven-ninths of the cycle time, while we retain the right to sell two-ninths of the cycle time on the portion of the network for which they are responsible. This gives us the flexibility to sell those time slots directly to advertisers or to sell the time to the regional distributor.

•	We do not share any of the revenues, profits or losses of our regional distributors.

     Expanding our network through regional distributors enables us to provide our advertisers with broader nationwide coverage and to test, develop and evaluate these regional advertising markets without our having to incur start-up and ongoing expenses at the early stages of their development. We also seek to acquire our regional distributors when we believe it is more likely for us to benefit economically from the full integration of their operations into our network. We do not have the contractual right to purchase our regional distributors, and any such acquisition must be negotiated with each regional distributor separately.
     Each of our regional distributors operates independently from us and is responsible for independently complying with all relevant PRC laws and regulations including those related to advertising. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content. See “Item 3.D Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.
In-store Network
     As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of March 31, 2006, we had placed 33,765 flat-panel displays in 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, household, kitchen and bathroom products, and household appliances. We increased the size of our in-store network by adding the convenience stores from Target Media’s former network to our in-store network.
Poster Frame Network
     We own and operate a network of advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame per month basis. As of March 31, 2006, we had installed approximately 74,000 frames in cities throughout China.
Mobile Handset Advertising Network
     Through Focus Media Wireless, we operate a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. Focus Media Wireless delivers WAP-based advertisements to mobile handset users accessed through service providers in China. Focus Media Wireless receives a fee from WAP service providers for delivering advertisements and pays mobile service providers a fee for accessing their networks. It also sells WAP-based advertising to other WAP service providers and to traditional advertisers. Our WAP-based advertising platform currently delivers approximately eight million WAP messages per day. Focus Media Wireless’s customer base includes over 100 wireless value-added service providers in China. Focus Media Wireless has accumulated a database of over 70 million mobile handset users with WAP capability to whom it can deliver advertisements. Focus Media Wireless is able to deliver advertisements tailored to the users’ consumer preferences based on information in the database such as a user’s historical purchases, handset model and other indicative data.
Outdoor LED Network
     In April 2006, we commenced operations of an outdoor LED network consisting of 5’ x 5’ LED digital billboards that we lease from a third-party location provider and that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai. Full-color audiovisual commercials are displayed on the digital billboards in a repeating six-minute cycle. The commercials displayed on the LED displays are highly visible even during bright daylight. As of May 1, 2006, our outdoor LED network consisted of approximately 75 leased 5' x 5' LED digital billboards.

Advertising Clients, Sales and Marketing
     Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. As of March 31, 2006, more than 1,800 advertisers purchased advertising time slots on our out-of-home television networks. Our advertising clients include leading international and domestic brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola, which were our five largest customers and together accounted for 18.4% of our total revenues in 2005. Our top ten customers in 2005 accounted for 28.5% of our total revenues in that year. In addition, over 340 advertisers have bought frame space on Framedia’s poster frame network since 1999.
     Advertisers purchase advertising time slots on our advertising network either directly from us or through their advertising agencies which purchase advertising time on our network on behalf of their domestic and international clients.
     Our top thirty advertising clients accounted for 46.6%, 39.0% and 44.9% of our revenues in 2003, 2004 and 2005, respectively. No single advertising client accounted for more than 7% of our revenues in 2003, 2004 or 2005. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
     Sales. We employ an experienced advertising sales force in each city in which we operate. Our marketing managers have an average of eight years’ experience in the advertising industry in China. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our out-of-home television advertising network as a marketing channel, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily magazines and Internet websites. We maintain separate devoted sales teams for our commercial locations network, including our outdoor LED network, and our in-store network. We maintain separate sales teams for our poster frame network and our mobile handset advertising network. We have begun engaging in cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.
     Advertising Contracts. We offer advertisers five-, fifteen- or thirty-second time slots on our out-of-home television advertising networks, including our commercial location, in-store and outdoor LED networks. For our commercial location network, our standard advertising package includes a time slot on our entire network or a particular channel in each city in which the advertiser wishes to display the advertisement. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign.
     Our standard advertising contract provides that up to 10% of the specific locations at which an advertisement will be displayed for an advertiser may vary from the list of sites provided under the relevant contract. If the number of locations and/or the actual sites where advertisements are displayed vary from the sites prescribed under the contract by more than 10%, we will arrange to extend the duration of the advertising campaign or display such advertisements at additional sites, although to date, we have never needed to do so. This provision gives us flexibility to account for any potential technical problems, advertiser conflicts or turnover in the composition of our physical network location.
     We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
     Advertising contracts for our in-store network and outdoor LED network are substantially similar to those used for our commercial location network. Advertising clients generally purchase time slots on our in-store network on a store-by-store basis, while time slots on the outdoor LED network cover the entire network.

     For our poster frame network, advertising clients purchase frame space on a per-frame basis for terms of one month or more. For our mobile handset advertising network, our contracts agree to reach the WAP users from among our list of WAP service providers.
     Network Monitoring and Evaluation. We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the displays in our network on a daily basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the broadcast of their advertisements on our network. The report generally includes a list of buildings the advertisements of clients were broadcast as well as photographs of representative television displays showing their advertisements being displayed. The advertising campaign reports are provided to our clients for information purposes and do not constitute a customer acceptance provision. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel displays and the proper dissemination of the advertisement, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement.
     Aside from third-party verification services, we and our regional distributors conduct substantially all client services using our own employees or the employees of the relevant regional distributor. In Beijing and Guangzhou, we contract some of these services to third-party agents. These agents provide us with network development, installation, maintenance, monitoring and reporting services.
     Market Research. We believe our advertising clients derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Market research is an important part of evaluating the effectiveness and value of our business to advertisers. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as Nielsen Media Research, CTR Market Research and Sinomonitor. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertisers. A number of these studies contains research on the numbers and socio-economic and demographic profiles of the people who visit the locations of our network.
Programming
     Substantially all of the content on our out-of-home television advertising networks consists of audiovisual television advertising provided to us by our advertising clients. We also provide a limited amount of time for landlords and property managers to display location-specific information, building announcements and related promotional material on our network. We do not produce or create any of the advertising content shown on our network, except our own marketing content. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations, while our agreements with our regional distributors require each of them to review the contents shown on the portion of the network they operate for compliance with PRC laws and regulations. See “Item 4.B Information on the Company—Business Overview—Regulatory Matters — Regulation of Advertising Services — Advertising Content”.
     Each flat-panel display contains a pre-recorded CF card containing a twelve-minute cycle of advertising content and other information, such as building-specific promotional information. We change the CF cards to update the advertising content in each flat-panel display in our network on a weekly basis. We and each regional distributor compile each twelve-minute cycle from advertisements of five, 15 or 30 seconds in length provided by advertisers to us and our regional distributors. Each of our flat-panel displays plays the advertising content on the CF card repeatedly throughout the day so that the twelve-minute cycle is broadcast in each building within our network a total of approximately 60 times per day, respectively. See “— Technology and Suppliers”. Some of our regional distributors use a nine-minute cycle, while our outdoor LED network uses a six-minute cycle.
     Advertisements on our poster frame network consist of full-color glossy advertising posters designed and provided by our advertising clients. Advertisements on Focus Media Wireless’s WAP-based advertisement delivery platform consist of WAP-based messages sent to individual mobile handset users.

Pricing
Commercial Location Network
     We generate revenues through the sale of advertising time slots on our commercial location network. Our revenues are directly affected by:
•	the number of advertising time slots that we have available to sell, which is determined by the number of cities in which we directly operate, our expansion into additional cities, the two- ninths portion of cycle time available on our regional distributors’ networks and the length of the advertising cycle, which is currently twelve minutes except in some cities operated by our regional distributors that use a nine minute cycle. We calculate the number of time slots available by taking the total advertising time available on our network during a particular period, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. We can increase the number of advertising time slots that we have available to sell by expanding into additional cities or acquiring our regional distributors, which provides us with the remaining seven-ninths of the time slots per cycle operated by the regional distributor. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city. The twelve-minute advertising cycle amounts to the equivalent of 24 30-second time slots per week. In cities where our regional distributors use a nine-minute advertising cycle, the cycle amounts to the equivalent of 18 30-second time slots per week; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered.
In-store Network
     Our advertising service revenue derived from our in-store network is directly affected by:
•	the number of advertising time slots that we have available to sell, which is determined by the number of stores in which we operate, our expansion into additional stores, and the length of the advertising cycle, which is currently twelve minutes, or 24 30-second equivalent time slots. As with our commercial location network, for our in-store network we calculate the number of time slots according to the number of 30-second equivalent time slots available. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered.
Poster Frame Network
     Our advertising service revenue derived from our poster frame network is directly affected by:
•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers. We currently place up to three advertising poster frames in each elevator where we deploy frames; and

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered.

Mobile Handset Advertising Network
     Our advertising service revenue derived from our mobile handset advertising network is directly affected by:
•	the number of messages we deliver to WAP users. We agree to send WAP message advertisements to WAP users from approximately 100 WAP service providers, and we charge fees based on the number of successfully delivered messages; and

•	the average price we charge per message.
     Prices for time slots on our commercial location and in-store networks and for frame space on our poster frame network also vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots and frame space.
Relationships with Location Providers
     We install our flat-panel displays in selected spaces we lease in office buildings and other commercial locations, hypermarkets, supermarkets and convenience stores. We install our advertising poster frames in elevators and other public areas in residential complexes. Establishing and maintaining long-term relationships with landlords and property managers is a critical aspect of our business. We employ a team of location relationship personnel in each city in which we operate directly who are responsible for identifying desirable locations, negotiating display and frame placement agreements and engaging in ongoing site placement relations.
     In addition to helping us expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively and on a timely basis. These concerns generally include ensuring that the flat-panel displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel displays. We generally rely on our own employees to install, maintain, monitor and repair our flat-panel displays and advertising poster frames. Each of our flat-panel displays is inspected at least once daily.
     We enter into display placement agreements with individual landlords, property managers, hotels, shopping malls and chain store companies under which we generally pay a fixed annual rent in exchange for the right to display advertising and commercial media in lobby and elevator areas in the case of our commercial location network and in specific product areas in the major aisles and near check-out counters in hypermarkets, supermarkets and convenience stores in the case of our in-store network. In Beijing and Guangzhou, we contract a portion of the location development, monitoring and maintenance work to local agents. We attempt to maintain terms favorable to our network operations in our display placement agreements, such as long-term leases and exclusivity provisions. For example, as of March 31, 2006, approximately 90% of our display placement agreements in our commercial location and in-store networks gave us the exclusive right to place television advertising in the lobby and elevator bank area of the locations in which we operate. We are not reliant on any one landlord or property manager for a material portion of our network coverage and as of March 31, 2006, no individual landlord or property manager accounted for more than 1% of the locations in our commercial location network. As hypermarkets, supermarkets and convenience stores have control over multiple locations, a smaller number of display placement agreements and contractual arrangements account for a larger percentage of our in-store network coverage. As of March 31, 2006, we had entered into display placement agreements covering 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores on our in-store network.
     We believe that landlords and property managers generally do not view us as a major source of revenue and are instead primarily attracted to our flat-panel displays as an innovative and visually pleasing medium that complements their public areas and that provides an engaging means of conveying building-related information to their tenants. In connection with certain of our display placement agreements, we agree to provide concessions and services, such as displaying building-related notifications, publicity and other information provided by the landlord or property manager or granting time slots to the landlord or property manager for their own promotional purposes.

     Our display placement agreements have initial terms ranging anywhere from one to ten years. As of March 31, 2006, approximately 41.4% of our display placement agreements will expire after December 31, 2007. As of March 31, 2006, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel displays.
     We enter into similar frame placement agreements for the deployment of its advertising poster frames in elevators and public areas of residential complexes and commercial buildings. The majority of our frame placement agreements have terms of two to three years, and contain exclusivity and best offer renewal rights.
     To secure locations in Shanghai for our outdoor LED network, we have entered into a four-year exclusive agreement with Shanghai Yihukuan Media Co., Ltd., which leases all of its current, and any future developed, LED digital billboard space in Shanghai to us for an annual fee.
Technology and Suppliers
     Out-of-home television advertising is a relatively new advertising medium that owes its development in large part to the emergence of new technologies, such as low-cost, light-weight, flat-panel television displays and compact storage technology. The primary hardware required for the operation of our business consists of components that comprise the flat-panel displays we use in our advertising network. We also develop and install software in our flat-panel displays to assist us with the configuration, editing and operation of our advertising content cycles. Maintaining a steady supply of our proprietary flat-panel displays is important to our operations and the growth of our advertising network.
     We design the distinctive shape of our flat-panel displays, identify suppliers of component parts used in our displays and contract the assembly of our flat-panel displays to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify each month and assembling the flat-panel displays according to our specifications using components purchased in off-the-shelf form from wholesale distributors. We select component suppliers based on price and quality. Since we commenced our current operations, we have used only one contract assembler at any one time, which we believe is logistically more efficient and also enables us to better protect the proprietary design of our flat-panel displays. As there are many qualified alternative suppliers for our equipment, our obligation to our current contract assemblers is not exclusive. We have never experienced any material delay or interruption in the supply of our flat-panel displays.
Competition
     We compete with other advertising companies in China including companies that operate out-of-home advertising media networks, such as JCDecaux and ClearMedia. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.
     In the future, we may also face competition from new entrants into the out-of-home television advertising network sector. In addition, starting December 10, 2005, wholly foreign-owned advertising companies are allowed to be established. China’s ongoing deregulation of the advertising market in China will expose us to greater competition with existing or new advertising companies in China including PRC subsidiaries of large well-established multi-national companies.
Facilities

     We currently maintain our headquarters at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.We also have offices in 53 other cities including those operated by our regional distributors.
Regulatory Matters
     We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including the State Administration for Industry and Commerce, or SAIC.
     China’s Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business, which are discussed below.
Limitations on Foreign Ownership in the Advertising Industry
     The principal regulations governing foreign ownership in the advertising industry in China include:
•	The Catalogue for Guiding Foreign Investment in Industry (2004); and

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2004).
     These regulations require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but such foreign investors are also required to have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business. In the event we are able to qualify to acquire the equity interest of Focus Media Advertisement under the rules allowing complete foreign ownership, Focus Media Advertisement would continue to exist as the holder of the required advertising license consistent with current regulatory requirements.
     Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries, which are considered foreign invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through our contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement and its subsidiaries, New Focus Media Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless. Each of our PRC operating affiliates is currently owned or controlled either by Jason Nanchun Jiang and Jimmy Wei Yu, both of whom are PRC citizens, or by PRC companies owned by them or by us. Our PRC operating affiliates and certain of their respective subsidiaries hold the requisite licenses to provide advertising services in China. We, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Framedia Investment and Dotad Technology have entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:
•	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

•	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries will be transferred to us; and

•	we have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates and all or part of the equity interests in Focus Media Advertisement’s subsidiaries that are owned by Focus Media Advertisement or its nominee holders, as well as all or a part of the assets of our PRC operating affiliates, in each case when and to the extent permitted by PRC law.

     See “Item 4.C Information on the Company—Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.
     In the opinion of Global Law Office, our PRC legal counsel,
•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements (i) among Focus Media, Framedia, Focus Media Wireless and their respective PRC affiliates, subsidiaries and PRC shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless and their respective affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
     We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3.D Key Information—Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”.
Regulation of Advertising Services
Business License for Advertising Companies
     The principal regulations governing advertising businesses in China include:
•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).
     These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of Focus Media Advertisement, its subsidiaries and New Focus Media Advertisement has obtained, or in the case of some of our new directly-operated cities, are in the process of obtaining such a business license from the local branches of the SAIC as required by the existing PRC regulations. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content, although it is possible that one or more of our regional distributors may not be in compliance with all PRC regulations at all times. To our knowledge, all of our regional distributors have received, or are in the process of obtaining, the licenses required to operate an advertising business. If we learn that any of our regional distributors are not in compliance with applicable terms and regulations we notify such regional distributors of the need to complete any necessary procedures and to report any developments to us. If a regional distributor fails to complete the steps necessary to receive the required licenses, we will take steps to terminate the contract with such regional distributor. See “Item 3.D Key Information—Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.
Advertising Content
     PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements shown on our network.
     Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
     We employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations.
Outdoor Advertising
     The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:
•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or create an eyesore in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; and

•	be placed in areas prohibited by the local governments from having outdoor advertisements.

     In additional to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998, which governs the outdoor advertising industry in China.
     Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content of the outdoor advertisement must be submitted for filing with the local SAIC.
     The placement and installation of LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED billboard subject to a term of use of no more than six years for each LED billboard. If the existing LED billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
Print Advertising
     Following our acquisition of Framedia on January 1, 2006, we also operate a network of advertising poster frames placed primarily in the elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as “normal print advertisements” under the Print Advertisements Administrative Regulations promulgated by the SAIC on January 13, 2000, as amended on November 30, 2004, or the Print Advertisements Regulations. Under these regulations, print advertisements must not be placed in areas prohibited by laws or regulations from posting print advertisements.
Regulation of Telecommunications Value-added Service Providers
     The Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures, contain provisions governing providers of telecommunications services, including value-added service providers. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Under PRC law, it is unclear whether the services offered by Focus Media Wireless should be deemed value-added telecommunication services, which requires an operation permit which has a valid period of five years. Focus Media Wireless has applied for an operation permit for its wireless advertising operations. If Focus Media Wireless is deemed by the PRC regulatory authorities to be providing value-added telecommunication services but an operation permit is not issued or if, once issued, it is revoked or if we are unable to renew its operation permit upon its expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected. See “Item 3.D Key Information—Risk Factors — Our recent entry into mobile handset advertising through our acquisition of Focus Media Wireless may expose us to risks associated with operating in the telecommunications industry in China which could materially affect our financial condition or results of operation”.
C. Organizational Structure
     Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media

Advertisement Co., Ltd., commenced operation of our out-of-home television advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.
     In conjunction with the change in our business model in May 2003 and to facilitate foreign investment in our company, we established our offshore holding company, Focus Media Holding Limited as a company registered in the British Virgin Islands in April 2003. In April 2005, we completed the process of changing Focus Media Holding Limited’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company. On July 13, 2005, our ADSs were listed for quotation on the Nasdaq National Market.
     In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. See “Item 10.C Additional Information—Material Contracts”.
Our Corporate Structure and Contractual Arrangements
     Substantially all of our operations are conducted in China as follows:
•	with regard to the operation of our out-of-home television networks, through Focus Media Technology, our indirect wholly-owned subsidiaries in China, Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Focus Media Advertisement, a 90%-owned subsidiary of Focus Media Digital, and through our contractual arrangements with several of our consolidated affiliated entities in China, including Focus Media Advertisement, and its subsidiaries. Focus Media Advertisement owns the remaining 10% equity interest in Focus Media Digital and New Focus Media Advertisement;

•	with regard to the operation of our poster frame network, through Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, each of which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively; and

•	with regard to the operation of our mobile handset advertising network, through Focus Media Wireless, which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively.
     Each of Framedia Investment and Dotad Technology and their respective affiliated entities and shareholders, have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, New Focus Media Advertisements, Focus Media Advertisement and its shareholders and subsidiaries. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement” and “— Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Focus Media Wireless and Dotad Technology”.
     The following diagram illustrates our current corporate structure other than dormant entities and the former Target Media entities, which aside from holding their existing contracts, no longer conduct any operations:

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over Focus Media Advertisement and its subsidiaries, as described in “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.

(3)	Agreement that transfer a substantial portion of the economic benefits of Focus Media Advertisement and its subsidiaries to us, as described in “Related Party Transactions”.

(4)	Agreements that give Framedia Investment effective control over the PRC-based operations of Framedia, as described in “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.

(5)	The remaining equity interests in Focus Media Advertisement’s subsidiaries are held by Jimmy Wei Yu, Focus Media Advertising Agency or unrelated third parties.

(6)	Agreements that give Dotad Technology effective control over the PRC-based operations of Focus Media Wireless, as described in “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.

(7)	Our out-of-home television network operations comprises our commercial location, in-store and outdoor LED networks.
     In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising industry in China. Accordingly, PRC regulations stipulate that starting from December 10, 2005, foreign investors are allowed to directly own 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or to directly own less than 100% if the foreign entity has at least two years of direct operations in the advertising business outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify for direct ownership of a PRC advertising company under PRC regulations any earlier than two or three years, respectively, after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. We do not currently know how or when we will be able to qualify under these regulations. Even if we do qualify in the future, it may be burdensome or not cost effective for us to meet the required criteria for direct ownership. If and when we qualify for direct ownership, we intend to explore the commercial feasibility of changing our current structure, including possibly direct ownership of Focus Media Advertisement and its subsidiaries, taking into consideration relevant cost, market, competitive and other factors. In the event we take such steps, we cannot assure you that we will be able to identity or acquire a qualified foreign company for a possible future restructuring or that any restructuring we may undertake to facilitate direct ownership will be successful.
     Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, Focus Media Technology and Focus Media Digital, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through contractual arrangements with our consolidated affiliated entities in China, including (i) Focus Media Advertisement and its subsidiaries with regard to our commercial location, in-store and outdoor LED networks, (ii) Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, and (iii) Focus Media Wireless with regard to our mobile handset advertising network. Focus Media Advertisement is owned by two PRC citizens, Jason Nanchun Jiang, our chairman and chief executive officer, and Jimmy Wei Yu, one of our directors, affiliated with UCI Group (China) Limited, one of our principal shareholders, while each of Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless is owned by Focus Media Advertisement and Focus Media Advertising Agency. Each of Focus Media Advertisement, several of its subsidiaries, our newly established indirect subsidiary New Focus Media Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless, which we refer to collectively as our PRC operating affiliates, holds the requisite licenses to provide advertising services in China. In 2006, we expect to begin operating a portion of our advertising business through our 90%-owned indirect subsidiary New Focus Media Advertisement after which time we will no longer entirely rely on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders for the operation of our advertising business.
     We have been and are expected to continue to be dependent on our PRC operating affiliates to operate our advertising business until we acquire them as our wholly-owned subsidiaries. We and Focus Media Technology,

Focus Media Digital, New Focus Media Advertisement, Framedia Investment and Dotad Technology, which we refer to as our wholly-foreign owned entities, have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:
•	we are able to exert effective control over our PRC operating affiliates;

•	a substantial portion of the economic benefits of our PRC operating affiliates will be transferred to us; and

•	each of our wholly-foreign owned entities or their respective designees has an exclusive option to purchase all or part of the equity interests in our PRC affiliated entities or their respective nominee holders, or, in some cases, all or part of the assets of our PRC affiliated entities, in each case when and to the extent permitted by PRC law.
     Each of our contractual arrangements with our PRC affiliated entities and their respective shareholders and subsidiaries can only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions” for further information on our contractual arrangements with these parties.
     In the opinion of Global Law Office, our PRC legal counsel:
•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless and their respective PRC operating affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among Focus Media, Framedia, Focus Media Wireless and their respective PRC operating affiliates, subsidiaries and shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless and their respective PRC operating affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
     We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in advertising businesses, we could be subject to severe penalties. See “Item 7.B Major Shareholders and Related Party Transactions—Risk Factors — If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— Our business operations may be affected by legislative or regulatory changes” and “— The PRC legal system embodies uncertainties which could limit the legal protections available to you and us”.
Subsidiaries of Focus Media Holding Limited

     The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership
Focus Media (China) Holding Ltd.	Hong Kong	100%
Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Perfect Media Holding Ltd.	British Virgin Islands (“BVI”)	100%
Focus Media Qingdao Holding Ltd.	BVI	100%
Focus Media Dalian Holding Ltd.	BVI	100%
Focus Media Changsha Holding Ltd.	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd.	PRC	100%
New Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Sorfari Holdings Limited	BVI	100%
Focus Media Tianjin Limited	BVI	80%
Capital Beyond Limited	BVI	100%
Shanghai New Focus Media Advertisement Co	PRC	90%
Infoachieve Limited	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd.	PRC	100%
Target Media Holdings Limited	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd.	PRC	100%
Dotad Holdings Limited	BVI	100%
Subsidiaries of Focus Media Advertisement
     The following table sets forth information concerning Focus Media Advertisement’s subsidiaries each of which is incorporated in China:

Focus Media
	Advertisement’s	Region of
	Ownership Percentage	Operations	Primary Business
Shenzhen Bianjie Building Advertisement Co., Ltd.	90.0%(2)	Shenzhen	Operation and maintenance of frame advertising network

Shanghai Focus Media Advertising Co., Ltd.	90.0%(1)	Shanghai	Advertising agency

Shanghai Perfect Media Advertising Agency Co., Ltd.	90.0%(1)	Shanghai	Advertising company that operates advertising services network on shoe-shining machines

Qingdao Fukesi Advertisement Co., Ltd.	90.0%(1)	Qingdao	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Changsha Focus Media Shiji Advertisement Co., Ltd.	90.0%(1)	Changsha	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Dalian Focus Media Advertising Co., Ltd.	90.0%(1)	Dalian	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Qianjian Advertising Co., Ltd.	90.0%(1)	Shanghai	Operation and maintenance of out-of-home television advertising network in banking locations

Focus Media
	Advertisement’s	Region of
	Ownership Percentage	Operations	Primary Business
Guangzhou Framedia Advertising Company Ltd.	90.0%(1)	Guangzhou	Operation and maintenance of out-of-home television advertising network

Zhuhai Focus Media Culture and Communication Company Ltd.	90.0%(1)	Zhuhai	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Hebei Tianma Weiye Advertising Company Ltd.	90.0%(2)	Hebei	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xiamen Focus Media Advertising Company Ltd.	90.0%(2)	Xiamen	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Sichuan Focus Media Advertising Communications Co., Ltd.	90.0%(3)	Chengdu	Operation and maintenance of out-of-home television advertising network

Shanghai New Structure Advertisement Co., Ltd.	90.0%(2)	Shanghai	Technical and business consultancy for poster frame network

Shanghai Framedia Advertising Development Co., Ltd.	90.0%(2)	Shanghai	Operation and maintenance of advertising poster frame network

Guangzhou Shiji Shenghuo Advertisement Co., Ltd.	90.0%(2)	Guangzhou	Operation and maintenance of advertising poster frame network

Nanjing Focus Media Advertising Co., Ltd.	90.0%(3)	Nanjing	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Hefei Fukesi Advertising Co. Ltd.	90.0%(2)	Hefei	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Jinan Focus Media Advertising Co., Ltd.	90.0%(2)	Jinan	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenzhen E-Times Consulting Co., Ltd	90.0%(2)	Shenzhen	Operation and maintenance of advertising poster frame network

Shanghai Target Media Co., Ltd.	90.0%(2)	Shanghai	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Focus Media
	Advertisement’s	Region of
	Ownership Percentage	Operations	Primary Business
Shenyang Target Media Ltd.	90.0%(2)	Shenyang	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Fuzhou Hengding United Media Ltd.	90.0%(2)	Fuzhou	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Shanghai New Target Media Co., Ltd.	90.0%(2)	Shanghai	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Beijing Focus Media Wireless Co., Ltd.	90.0%(2)	Beijing	Operation of mobile handset advertising service network

Yunnan Focus Media Co., Ltd.	89.5%(3)	Kunming	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Tianjin Focus Tongsheng Advertising Company Ltd.	80.0%(3)	Tianjin	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	80.0%(3)	Hangzhou	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Wuhan Geshi Focus Media Advertising Co., Ltd.	75.0%(3)	Wuhan	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xi’an Focus Media Advertising & Information Company Ltd.	70.0%(3)	Xian	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenyang Focus Media Advertising Co., Ltd.	70.0%(3)	Shenyang	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Fuzhou Focus Media Advertising Co., Ltd.	70.0%(3)	Fuzhou	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Focus Media
	Advertisement’s	Region of
	Ownership Percentage	Operations	Primary Business
Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	60.0%(3)	Chongqing	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai On-Target Advertisement Co., Ltd.	60.0%(3)	Shanghai	Advertising agency

New Focus Media Advertisement Co., Ltd.	19%(4)	Shanghai	Sells advertising time slots on our out-of-home television advertising networks

(1)	The remaining equity interest is held by Jimmy Wei Yu as our nominee holder.

(2)	The remaining equity interest is held by Focus Media Advertising Agency.

(3)	The remaining equity interest in this entity is owned by unrelated third paries.

(4)	The remaining equity interest in this entity is owned by Focus Media Digital.

D. Property, Plants and Equipment
     Please refer to “—B. Business Overview—Facilities” for a discussion of our property, plants and equipment.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this annual report reflect our reorganization and have been prepared as if our current corporate structure had been in place throughout the relevant periods. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, see “Item 3.D Key Information — Risk Factors”.
Overview
     Our out-of-home advertising network consists of (i) our commercial location, in-store and outdoor LED networks, which we collectively refer to as our out-of-home television networks, (ii) our poster frame network and (iii) our mobile handset advertising network. We have experienced significant revenue and earnings growth, and the size of our network has grown significantly, since the commercial launch of our advertising network in May 2003.
     The significant increase in our operating results since we commenced our current business operations is attributable to a number of factors, including the substantial expansion of our flat-panel display network, the launch and ongoing expansion of our in-store network, the commencement of operations of our poster frame network, the successful execution of strategic acquisitions, such as our acquisition of Framedia, Target Media, Focus Media Wireless and a number of our regional distributors, and the growing acceptance of our multi-platform network as an appealing advertising medium by our clients.
     We expect our future growth to be driven by a number of factors and trends including:
•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	The expansion of our commercial location network since we completed our acquisition of Target Media;

•	Our ability to expand our network into new locations and additional cities;

•	Our ability to expand our sales force and engage in increased sales and marketing efforts;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our commercial location and in-store networks;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•	Our ability to successfully operate and expand our poster frame network, which we acquired from Framedia in January 2006, including increasing the number of residential complexes in which we place advertising poster frames;

•	Our ability to expand our in-store network which commenced operation in April 2005;

•	Our ability to integrate Target Media’s former out-of-home television advertising networks into our commercial location network and in-store network;

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles. Our commercial location network is currently marketed as six separate channels targeting different types of consumers: our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel;

•	Our ability to successfully enter into the mobile handset network advertising business, in part through our recent acquisition of Focus Media Wireless;

•	Our ability to successfully operate and market our new outdoor LED network; and

•	Our ability to acquire companies that operate advertising businesses complementary to our existing operations.
     Because our primary source of revenue is our advertising service revenue, we focus on factors that directly affect our advertising service revenue such as the number of advertising time slots that we have available for sale and the price we charge for our advertising time slots after taking into account any discounts. The effective price we charge advertising clients for time slots on our network is affected by the attractiveness of our network to advertisers, the level of demand for time slots in each city and the perceived effectiveness of our network in achieving the goals of our advertising clients. The attractiveness and effectiveness of our commercial location network is in turn directly related to our ability to secure and retain prime locations for our displays and to increase the number of displays, locations and cities in our network.
     As we continue to expand our network, we expect to face a number of challenges. We have expanded our network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional stand-alone networks that provide effective channels for advertisers. In addition, we must react to continuing technological innovations, such as the potential uses of wireless and broadband technology in our network, and changes in the regulatory environment, such as the regulations allowing 100% foreign ownership of PRC advertising companies and new regulations governing cross-border investment by PRC persons.
     Our financial results since the beginning of 2006 also include those of Framedia that we acquired on January 1, 2006, of Target Media that we acquired on February 28, 2006 and, starting in the second quarter of 2006, those of Focus Media Wireless that we acquired in March 2006.
Revenues
     In 2003, 2004 and 2005, and for the three months ended March 31, 2006, we had total revenues of $3.8 million, $29.2 million, $68.2 million and $33.1 million, respectively. We generate revenues primarily from the sale of advertising time slots on our out-of-home television advertising networks and, beginning in 2006, from the sale of frame space on our poster frame network. Our advertising service revenue includes the sale of advertising time slots on our network, as well as a small amount of revenue attributable to other advertising related services we provide to our advertising clients. We also derive revenues from the sale of our flat-panel displays to regional distributors, which we refer to as our advertising equipment revenue. In 2003, 2004 and 2005, and for the three months ended March 31, 2006, our advertising service revenue accounted for 89.6%, 90.1%, 98.1% and 99.1% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,						For the three months ended March 31,
	2003		2004		2005		2005		2006
		% of		% of		% of		% of		% of
		total		total		total		total		total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Net revenues:
Commercial location network(1)	$3,369	89.6%	$26,321	90.1%	$61,435	90.0%	$9,432	98.5%	$21,472	64.8%
In-store network:(1)	—	—	—	—	5,469	8.0%	—	—	5,293	16.0%
Poster frame network(1)	—	—	—	—	—	—	—	—	6,067	18.3%
Advertising service revenue	3,369	89.6%	26,321	90.1%	66,904	98.1%	9,432	98.5%	32,832	99.1%
Advertising equipment revenue	389	10.4%	2,889	9.9%	1,325	1.9%	142	1.5%	304	0.9%

Total revenues	$3,758	100.0%	$29,210	100.0%	$68,229	100.0%	$9,574	100.0%	$33,136	100.0%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $311,770, $2.8 million, $6.0 million, $936,405 and $2.1 million in 2003, 2004 and 2005, and for the three months ended March 31, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $524,271, $nil and $524,357 in 2005 and for the three months ended March 31, 2005 and 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,972 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0%.
     We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

	For the year ended December 31,						For the three months ended March 31,
	2003		2004		2005		2005		2006
		% of		% of		% of		% of		% of
		total		total		total		total		total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Gross Advertising Service
Revenue:
Commercial Locations
— Unrelated parties	$2,581	68.7%	$25,322	86.7%	$62,633	91.8%	$9,234	96.5%	$21,400	64.6%
— Related parties	1,099	29.2%	3,788	13.0%	4,793	7.0%	1,134	11.8%	2,154	6.5%

Total Commercial Locations	3,680	97.9%	29,109	99.7%	67,426	98.8%	10,368	108.3%	23,554	71.1%
In-store Network
— Unrelated parties	—	—	—	—	5,475	8.0%	—	—	5,215	15.7%
— Related parties	—	—	—	—	518	0.8%	—	—	602	1.8%

Total in-store network	—	—	—	—	5,993	8.8%	—	—	5,818	17.5%
Poster Frame Network
— Unrelated parties	—	—	—	—	—	—	—	—	6,658	20.1%
— Related parties	—	—	—	—	—	—	—	—	—	—

Total Poster Frame Network	—	—	—	—	—	—	—	—	6,658	20.1%
Gross Advertising Services
Revenue:	3,680	97.9%	29,109	99.7%	73,419	107.6%	10,368	108.3%	36,030	108.7%
Less: Sales taxes:
Commercial Locations	311	8.3%	2,788	9.6%	5,991	8.7%	936	9.8%	2,082	6.2%
In-store Network	—	—	—	—	524	0.8%	—	—	524	1.6%
Poster Frame Network	—	—	—	—	—	—	—	—	592	1.8%

Total sales taxes	311	8.3%	2,788	9.6%	6,515	9.5%	936	9.8%	3,198	9.6%
Net Advertising Service Revenue	3,369	89.6%	26,321	90.1%	66,904	98.1%	9,432	98.5%	32,832	99.1%
Add: Advertising
Equipment Revenue:	389	10.4%	2,889	9.9%	1,325	1.9%	142	1.5%	304	0.9%

Net revenues:	$3,758	100.0%	$29,210	100.0%	$68,229	100.0%	$9,574	100.0%	$33,136	100.0%

Advertising Service Revenue
     Sources of Revenues. We derive most of our total revenues from the sale of time slots on our commercial location network and our in-store network to unrelated third parties and to some of our related parties. Beginning in the first quarter of 2006, we began to derive revenue from the sale of frame space on our poster frame network and WAP-based mobile handset advertisements. We report our advertising revenue between related and unrelated parties because historically more than 10% of our advertising service revenues came from clients related to some of our directors. Our advertising services to related parties were provided in the ordinary course of business on the same terms as those provided to our unrelated advertising clients on an arm’s-length basis. In addition, we generate a small percentage of advertising services revenue from other advertising related services we provide to our advertising clients. Prior to May 2003, these other advertising-related services included commissions we received when we operated as an advertising agent. Since May 2003, these other advertising-related services have been derived from technical services we provide to some of our regional distributors and other advertising-related services commissioned by some of our advertising clients.
     Our advertising service revenue is recorded net of any sales discounts from our standard advertising rate cards that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time slots available in a particular city’s advertising cycle, and represent the difference between our standard rate card and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenue will continue to be the primary source, and constitute the substantial majority of, our revenues for the foreseeable future.
     Our advertising service revenue reflects a deduction for business taxes and related surcharges incurred in connection with the operations of Focus Media Advertisement and its subsidiaries. Their revenues are subject to a sales tax consisting of a 5.55% business tax and a 4.0% cultural industries tax on revenues earned from their advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.
Factors that Affect Our Advertising Service Revenue.
     Commercial location network. Our advertising service revenue derived from our commercial location network is directly affected by:
•	the number of advertising time slots that we have available to sell, which is determined by the number of cities in which we directly operate, our expansion into additional cities, the two- ninths portion of cycle time available on our regional distributors’ networks and the length of the advertising cycle, which is currently twelve minutes except in some cities operated by our regional distributors that use a nine minute cycle. We calculate the number of time slots available by taking the total advertising time available on our network during a particular period, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. We can increase the number of advertising time slots that we have available to sell by expanding into additional cities or acquiring our regional distributors, which provides us with the remaining seven-ninths of the time slots per cycle operated by the regional distributor. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city. The twelve-minute advertising cycle amounts to the equivalent of 24 30-second time slots per week. In cities where our regional distributors use a nine-minute advertising cycle, the cycle amounts to the equivalent of 18 30-second time slots per week; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered. We calculate average quarterly advertising service revenue for our Tier I, Tier II cities and as a blended average of all cities each quarter.

     In-store network. Our advertising service revenue derived from our in-store network is directly affected by:
•	the number of advertising time slots that we have available to sell, which is determined by the number of stores in which we operate, our expansion into additional stores, and the length of the advertising cycle, which is currently twelve minutes, or 24 30-second equivalent time slots. As with our commercial location network, for our in-store network we calculate the number of time slots according to the number of 30-second equivalent time slots available. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered. Our revenues are also affected by the average quarterly advertising service revenue we derive per 30-second equivalent time slot sold per quarter.
     Poster frame network. Our advertising service revenue derived from our poster frame network is directly affected by:
•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers. We generally place up to three advertising poster frames in each elevator where we deploy frames per display; and

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered.
     Mobile handset advertising network. Our advertising service revenue derived from our mobile handset advertising network is directly affected by:
•	the number of messages we deliver to WAP users. We send WAP message advertisements to WAP users from approximately 100 WAP service providers, and we charge fees based on the number of successfully delivered messages; and

•	the average price we charge per message.
     Prices for time slots on our commercial location and in-store networks and for frame space on our poster frame network also vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots and frame space.
     Network Expansion. Many of the most desirable locations for our network have been occupied, either by our network as a result of our expansion or by our competitors. As a result, we will need to rely on means other than the rapid increase in the number of locations, flat-panel displays and advertising poster frames in order to continue growing our revenues. We have focused, and expect to continue to focus, on developing new channels in our out-of-home television advertising networks and entering into new types of advertising media operations to continue to grow our revenues and to address these potential capacity constraints on our existing network. In recent months, these steps have included: (1) expanding our in-store network and (2) establishing discrete stand-alone channels on our commercial location network, such as our premier A and B office building, travel, fashion, elite and healthcare channels, enabling us to increase the number of time slots available for sale. We expect to continue to explore opportunities to open up additional channels on our existing network and to enter into new advertising media platforms in China. We believe these measures will enable us to continue the future growth of our business. We have also expanded our advertising network with the addition of Framedia’s poster frame network in January 2006. We intend to continue expanding our out-of-home advertising network both through increasing the number of locations, displays and advertising poster frames on our commercial location, in-store and poster frame networks and through strategic acquisition of competitors and businesses that complement our existing out-of-home advertising network. Following our acquisition of Target Media in February 2006, we expanded our network significantly by combining Target Media’s flat-panel display network with our network. In addition, we recently entered into new advertising platforms through Focus Media Wireless’ WAP-based mobile handset advertising network and our outdoor LED digital billboard network.
     Seasonality. Our advertising service revenue is subject to key factors that affect the level of advertising spending in China generally. In addition to fluctuations in advertising spending relating to general economic and market conditions, advertising spending is also subject to fluctuations based on the seasonality of consumer spending. In general, a disproportionately larger amount of advertising spending is concentrated on product launches and promotional campaigns prior to the holiday season in December. In addition, advertising spending generally tends to decrease in China during January and February each year due to the Chinese Lunar New Year holiday as office buildings and other commercial venues in China tend to be closed during the holiday. We believe this effect will be less pronounced with regard to advertising spending on our in-store network, as we believe commercial activity in hypermarkets and supermarkets is stable or even enhanced during the period of Chinese Lunar New Year. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. Our past experience, although limited, indicates that our revenues would tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant, such as our advertising rates and the number of available time slots on our network. We expect this effect to be partially offset by steady or enhanced advertising service revenue from our in-store network, which we believe is less susceptible to the effects of seasonality than our commercial location network, poster frame network and mobile handset advertising network.
     Revenue Recognition. We typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenue ratably over the performance period of the advertising contract, so long as collection of our fee remains probable. We do not bill our advertising clients under these contracts until we perform the advertising service by broadcasting the advertisement on our network. Revenue collected from our poster frame network is recognized in substantially the same manner as revenues collected under the advertising contracts used for our commercial location and in-store networks.
     We generally collect our advertising service fees by billing our advertising clients within 60 to 90 days after completion of the advertising contract and book these unbilled or unpaid amounts as accounts receivable until we receive payment or determine the account receivable to be uncollectible. Target Media’s accounts receivable historically remained outstanding for longer periods of time than ours. We expect the average number of days outstanding for our accounts receivable to be higher as a result of our acquiring Target Media’s accounts receivable. We expect the average period that our accounts receivable will remain outstanding to revert to our historical levels after we begin to apply our accounts receivable policy to Target Media’s accounts receivable.
     Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. We made no provision for uncollectible accounts in 2003. In 2004 and 2005 and for the three months ended March 31, 2006, we made provision of $173,837, $235,604 and $194,723, respectively, for accounts receivable that were outstanding for longer than six months. The average number of days outstanding of our accounts receivable, including from related parties, was 71, 66, 71 and 75, respectively, as of December 31, 2003, 2004 and 2005 and March 31, 2006.
Advertising Equipment Revenue
     We also derive a portion of our total revenues from the sale of flat-panel displays to our regional distributors on a cost-plus basis, which we record as advertising equipment revenue. Our advertising equipment revenue represented 10.4%, 9.9%, 1.9% and 0.9% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. Our advertising equipment revenue is recorded net of the 17% value added tax to which equipment sales in China are subject.

     We expect that advertising equipment sales as a percentage of our total revenues will continue to be low because as we acquire our regional distributors, any growth in our network in these cities will not involve any future sales of advertising equipment; and growth in the size of the networks of our regional distributors is expected to slow as the most desirable locations have been occupied by them or our competitors.
     We recognize advertising equipment revenue when delivery of flat-panel displays has occurred and risk of ownership has passed to the distributor. We bill our regional distributors for flat-panel displays upon delivery and generally require payment within three to five days of delivery.
Cost of Revenues
     Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment.
     The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended
	December 31,						For the three months ended March 31,
	2003		2004		2005		2005		2006
		% of		% of		% of		% of		% of
		total		total		total		total		total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Total revenues	$3,758	100.0%	$29,210	100.0%	$68,229	100.0%	$9,574	100.0%	$33,136	100.0%
Cost of revenues:
Net advertising service cost:
Commercial location network	1,566	41.7%	6,746	23.1%	17,943	26.3%	2,903	30.3%	8,035	24.3%
In-store network	—	—	—	—	7,423	10.9%	286	3.0%	3,973	12.0%
Poster frame network	—	—	—	—	—	—	—	—	2,397	7.2%

Advertising service cost	1,566	41.7%	6,746	23.1%	25,366	37.2%	3,189	33.3%	14,405	43.5%

Net advertising equipment cost	275	7.3%	1,934	6.6%	976	1.4%	71	0.7%	232	0.7%

Total cost of revenues	1,841	49.0%	8,680	29.7%	26,342	38.6%	3,260	34.0%	14,637	44.2%

Gross profit	1,917	51.0%	20,530	70.3%	41,887	61.4%	6,314	66.0%	18,499	55.8%

Net Advertising Service Costs
     Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials.
     Our location costs for our out-of-home television networks consist of:
•	rental fees and one-time signing payments we pay to landlords, property managers and stores pursuant to the display placement agreements we enter into with them;

•	commissions and public relations expenses we incur in connection with developing and maintaining relationships with landlords and property managers; and

•	maintenance fees for keeping our displays in proper operating condition.

     Generally, we capitalize the cost of our media displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel displays in our network and the unit cost for those displays, as well as the remaining useful life of the displays. We expect our results of operations for a period of at least seven years beginning in 2006 to be negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly Framedia and Target Media.
     Our other cost of revenues consists of salary for and travel expenses incurred by our network maintenance staff and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our other costs of revenues is the size of our network maintenance staff. As the size of our network increases, we expect our network maintenance staff, and associated costs, to increase in absolute terms, but to decrease as a percentage of total revenues.
     Commercial Location Network. Location costs are the largest component of our cost of revenues for our commercial location network. The primary factors affecting the amount of our location costs include the number of display placement agreements we enter into and the rental fees we pay under those agreements. We expect these costs to decrease as a percentage of our advertising service revenue for our commercial location network in the future, as our advertising service revenue for our commercial location network is expected to increase faster than the additional cost we incur from entering into new display placement agreements and any increases we may experience in renewing existing display placement agreements. However, when our display placement agreements expire, we may be unable to renew these agreements on favorable terms and the rental fee portion of our location costs attributable to these existing locations could increase. As we continue to increase the size of our network and as we update and replace our existing displays with new technology, our depreciation costs in connection with our commercial location network are expected to increase.
     In-store Network. The primary costs of revenues connected with our in-store network are location costs resulting from rental and maintenance fees and depreciation costs for our displays. We expect these costs to continue to increase in 2006 as we expand our in-store network and to decrease as a percentage of advertising service revenue for our in-store network.
     Poster Frame Network. The primary costs of revenues connected with our poster frame network are location costs resulting from rental fees. Depreciation costs for our frames and other costs for salary and maintenance fees also account for a significant portion of cost of revenues for our poster frame network. We expect these costs to increase in 2006 as we expand our poster frame network but to decrease as a percentage of advertising service revenue for our poster frame network.
Net Advertising Equipment Cost
     Our net advertising equipment cost consists of the amounts we pay to the contract assembler who purchases the components and assembles them into the flat-panel displays we sell to our regional distributors. Our net advertising equipment cost accounted for 7.3%, 6.6%, 1.4% and 0.7% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. The primary factors affecting our net advertising equipment cost are the number of flat-panel displays we sell and the unit cost we pay to our contract assembler for each such flat-panel display.
Operating Expenses and Net Income
     Our operating expenses consist of general and administrative and selling and marketing expenses. In 2004, our operating expenses also included a goodwill impairment loss. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,						For the three months ended March 31,
	2003		2004		2005		2005		2006
		% of		% of						% of
		total		total		% of total		% of total		total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues
				(in thousands of U.S. dollars, except percentages)
Gross profit	$1,917	51.0%	$20,530	70.3%	$41,887	61.4%	$6,314	65.9%	$18,499	55.8%
Operating expenses:
General and administrative	985	26.2%	3,988	13.7%	9,120	13.4%	1,881	19.6%	4,395	13.3%
Selling and marketing	407	10.8%	3,454	11.8%	9,544	14.0%	1,492	15.6%	4,057	12.2%
Amortization of acquired intangibles	—	—	77	0.3%	437	0.6%	67	0.7%	999	3.0%
Goodwill impairment loss	—	—	58	0.2%	—	—	—	—%	—	—

Total	1,392	37.0%	7,577	26.0%	19,101	28.0%	3,440	35.9%	9,451	28.5%

Income from operations	525	14.0%	12,953	44.3%	22,786	33.4%	2,874	30.0%	9,048	27.3%

     General and Administrative. General and administrative expenses primarily consist of salary and benefits for management, business tax mainly relating to license fees paid by our affiliated PRC companies to Focus Media Advertisement and to Focus Media Digital, accounting and administrative personnel, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 26.2%, 13.7%, 13.4% and 13.3% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. Salaries and benefits accounted for 28.1%, 20.2%, 26.9% and 20.2% of our general and administrative expenses in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. We expect that our general and administrative expenses will be relatively stable as a percentage of total revenues in the near term but to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.
     Share-based Compensation Relating to General and Administrative. Our share-based compensation expense relating to general and administrative consists of the amortized portion of deferred share-based compensation recognized by us. We issued options representing 10.87% of our issued share capital under our 2003 Employee Share Option Scheme, or the 2003 Option Plan. In addition, we have issued options representing 3.95% of our issued share capital under our 2005 Share Option Plan, or the 2005 Option Plan. Our share-based compensation relating to general and administrative accounted for 7.5% and 25.7% of our general and administrative expenses in 2005 and for the three months ended March 31, 2006, respectively. Our general and administrative expenses, including our share-based compensation, have increased and are expected to continue to increase following the effectiveness, as of January 2006, of the new accounting treatment Statement of Financial Accounting Standards No. 123(R) relating to share-based compensation. As a result, we recorded compensation expense of $1.5 million for the three months ended March 31, 2006.
     Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 10.8%, 11.8%, 14.0% and 12.2% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. As we acquired more of our regional distributors, continue to expand our client base and have commenced operation of new advertising platforms, we increased our sales force, which resulted in an increase in salary expenses. We now budget approximately 15% of our advertising revenues to be used for selling and marketing. We expect selling and marketing expenses to remain relatively stable as a percentage of total revenues.
     Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies, businesses and assets. Amortization of acquired intangibles accounted for 0.6%, 0.7% and 3.0% of our total revenues in 2005 and for the three months ended March 31, 2005 and 2006, respectively.
Critical Accounting Policies

     We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Share-based Compensation
     Through 2005, we accounted for our stock option plan using the intrinsic value method under Accounting Principles Board, or APB, No. 25. Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123-R, “Share-Based Payment”, and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based expense is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost of our share plan in the first quarter 2006 was $1.5 million. The expected impact that the adoption of the standard will have on our stock-based compensation costs for 2006 is $6.1 million.
     We estimated the fair value of share options granted using the Black-Scholes-Merton option pricing model formula and a simple option award approach. The fair value was then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying shares.
Income Taxes
     We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 15 to our consolidated financial statements. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to our income in the period such determination is made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income.
Goodwill and Acquisition Impairment
     Beginning in 2002, with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. SFAS No. 142 requires us to complete a two-step goodwill impairment test. The first step compares the fair values of each business unit to its carrying amount, including goodwill. If the fair value of each business unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a business unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

     As of December 31, 2003, 2004 and 2005 and March 31, 2006, we had a goodwill balance of nil, $9.1 million, $13.3 million and $406.8 million, respectively, which is not deductible for tax purposes. We incurred a goodwill impairment loss of $58,397 in 2004 in connection with our acquisition of Perfect Media. In conducting our annual impairment test, we undertook a valuation of Perfect Media using the expected present value of cash flow and the income approach valuation methods, which resulted in a goodwill impairment loss of $58,397 in 2004, indicating that the value of Perfect Media was less than what we paid at the time we acquired it. We will perform the annual goodwill impairment test generally as of December 31, to determine if there is any further goodwill impairment. We recorded goodwill of $9.1 million in 2004 in connection with the acquisition of ten of the eleven companies we acquired during that year, which will be subject to the annual goodwill impairment test on December 31 of each year. The purpose of our acquisitions of our regional distributors was to expand the size of our network while our acquisition of Shanghai Qianjian Advertising Co., Ltd., or Qianjian, and Perfect Media enhanced our advertising services by adding to our existing network complementary lines of business, such as advertising networks placed in commercial banks, in the case of Qianjian, and advertising services offered at automatic shoe-shine machines located in buildings, in the case of Perfect Media. The recognition of goodwill from these acquisitions was a result of a purchase price in excess of the tangible assets of these companies and the goodwill they had generated from the operation of various advertising services. We recorded goodwill of $392 million in connection with Infoachieve, Target Media and Focus Media Wireless which we acquired during the first quarter of 2006.
     Commencing in 2005, we reorganized the financial information reviewed by the chief decision maker, the chief executive officer, whereby the financial information of Perfect Media was prepared and presented together with that of out-of-home media display advertising services. Accordingly, we believe we have only one operating segment which is out-of-home advertising services as of December 31, 2005. As a result, for the purpose of SFAS No. 142, goodwill was tested for impairment at the consolidated level as of December 31, 2005.
     As a result of the acquisition of Infoachieve and Dotad in the period ended March 31, 2006, we have two new operating and reporting segments, including poster frame network advertising services and mobile-phone advertising service.
     We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Taxation
     Cayman Islands, the British Virgin Islands and Hong Kong.
     Under the current laws of the Cayman Islands, the British Virgin Islands and Hong Kong, neither Focus Media Holding Limited, incorporated in the Cayman Islands, nor Infoachieve Limited and Dotad Holdings Limited, incorporated in the British Virgin Islands, are subject to tax on its income or capital gains. Focus Media Hong Kong, our wholly owned subsidiary incorporated in Hong Kong, is subject to profits tax rate of 17.5% on its assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions are exempted from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.
PRC
     Our PRC entities are subject to PRC business tax. We primarily pay business tax on gross revenues generated from our advertising services. Focus Media Advertisement and its subsidiaries, and New Focus Media Advertisement, pay a 5% business tax on the gross revenues derived from advertising services and this business tax is deducted from total revenues in calculating the net revenues. Focus Media Technology and Focus Media Digital pay a 5% business tax on the gross revenues derived from their contractual arrangements with Focus Media Advertisement and its subsidiaries and these taxes are primarily recorded in operating expenses.
     In addition to business tax and cultural industries tax imposed on our advertising business and VAT imposed on our sales of advertising equipment. Focus Media Technology, Focus Media Digital and Focus Media Advertisement and its subsidiaries, including Focus Media Advertising Agency and New Focus Media Advertisement, are subject to PRC enterprise income tax on their taxable income, except to the extent some of them enjoy temporary tax exempt status as described in further detail below.
     Pursuant to PRC law, enterprise income tax is generally assessed at the rate of 33% of taxable income. Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its subsidiaries and New Focus Media Advertisement are currently subject to this 33% enterprise income tax. State Administration of Taxation and its delegates of the PRC are authorized to grant an exemption from enterprise income tax of up to two years to newly established domestic companies that have no direct foreign ownership and that are financially independent and engaged in consulting services, technology services or the information industry, which includes advertising services. A qualifying company must apply for this tax-exempt status for each of the two years separately. Focus Media Digital and Focus Media Advertising Agency were established in October 2004 and both were granted exemptions from enterprise income tax in 2004 and 2005. In 2006 and 2007, we intend to continue our tax exempt status through New Focus Media Advertisement, which were established in December 2005 and has obtained tax-exempt approval for 2006 and 2007.
     In November 2004, Focus Media Technology, Focus Media Advertisement and some of its subsidiaries sold all of their flat-panel display equipment to Focus Media Digital at fair market value. As a result of this sale, Focus Media Technology and Focus Media Advertisement recorded a non-cash charge to earnings in the aggregate of $4,773,030 in the fourth quarter of 2004, which reflected the difference between the fair market value of the equipment and its then current book value. In addition, since its establishment, through December 31, 2005, Focus Media Advertising Agency has generated revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for Focus Media Advertising Agency’s clients on our network. Finally, Focus Media Advertisement and its subsidiaries also license technology used in our business operations from Focus Media Digital in exchange for license fees paid to Focus Media Digital. As a result of Focus Media Advertisement’s amortization of the license fee paid to Focus Media Digital, it incurred a charge to earnings of $3.7 million in the fourth quarter of 2004. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions” for further information on these transactions and contractual agreements. Although these transactions were eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, they did have the affect of reducing our total income tax expense and increasing our after tax net income in 2004.
     As a result of these transactions, our effective tax rates were 72% and 2.9% in 2004 and 2005, respectively. Excluding the non-recurring non-cash charge resulting from the change in fair value of derivative liability associated with Series B convertible redeemable preference shares and goodwill impairment loss, our effective tax rate for 2004 would have been 7.0%. The tax savings resulting from the non-cash charge to earnings from the write-down of flat-panel display equipment in 2004 and the charge to earnings from the amortization of the license fee paid in 2004 will not continue in the future.
     In December 2005, we established New Focus Media Advertisement which has received tax-exempt approval for 2006 and 2007.
     In December 2005, Focus Media Digital sold all of its flat-panel display equipment to New Focus Media Advertisement at fair market value and Focus Media Digital sold all of its technology to New Focus Media Advertisement in January 2006 at a fixed fee. As of January 2006, New Focus Media Advertisement generates revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for New Focus Media Advertisement’s clients on our network. While we expect these transactions to be eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, we expect them to have the affect of reducing our total income tax expense and increasing our after tax net income in 2006 and 2007. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions” for further information on these transactions and contractual agreements. In addition, upon expiration of these tax exemptions, we will consider available options, in accordance with applicable law, that would enable us to qualify for further tax exemptions, if any, to the extent they are then available to us.
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions described above are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late-payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved in 2004 and 2005, or that we expect to achieve in 2006 and 2007, or that Focus Media Digital, Focus Media Advertising Agency, New Focus Media Advertisement, New Structure Advertisement, or Framedia Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings. See “Item 3.D Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.”
Recently Issued Accounting Standards
     In February 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. We are currently evaluating the impact, if any, of this statement on our consolidated combined financial statements.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, or SFAS 154, which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will not have a material effect on our financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123-R, which is a revision of SFAS No. 123, “Accounting for Share-Based Compensation”, or SFAS 123. SFAS 123-R supersedes APB 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123-R is similar to the approach described in SFAS 123. However, SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. Through 2005, we accounted for our share option plans using the intrinsic value method under APB 25. Effective the beginning of 2006, we adopted SFAS 123-R and elected to adopt the modified prospective application method. SFAS 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date. As a result, we recorded compensation expense of $1.5 million for the three months ended March 31, 2006.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, or SFAS 151. SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard will not have a material effect on our financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, or SFAS 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have a material effect on our financial position or results of operations.
Acquisitions
     Since we commenced our current business operations in May 2003, we have acquired 24 companies to expand the coverage of our network in China and to acquire businesses that are complementary to our operations. See “Item 10.C Additional Information — Material Contracts”.
     Some of the businesses we acquired had entities located both in and outside of China. The consideration we paid for these businesses was made in two parts, one part for the entity located in China, and the other part for the entity located outside of China. For consideration paid to acquire entities located in China, we withheld on behalf of sellers who are natural persons 20% of the amount by which the acquisition price exceeded the registered capital of such PRC entity as required under the PRC Individual Income Tax Law and related implementation rules. We were not required to and did not withhold any tax in connection with payments made to acquire the entities located outside of China. See “Item 3.D Key Information — Risk Factors — Risks Relating to the People’s Republic of China — The PRC tax authorities may require us to pay additional taxes in connection with our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China”.
     The financial statements of:
•	Infoachieve, for the periods ended, and as of, December 31, 2003, 2004 and 2005;

•	Target Media Holdings, for the periods ended, and as of, December 31, 2004 and 2005;

•	Perfect Media Holding Ltd. for the periods ended, and as of, December 31, 2003 and September 30, 2004;

•	Focus Media Changsha Holding Ltd., Focus Media Qingdao Holding Ltd. and Focus Media Dalian Holding Ltd. for the period ended, and as of, October 31, 2004; and

•	Capital Beyond Limited for the periods ended, and as of, December 31, 2004 and March 31, 2005, respectively, are available in our registration statement on Form F-1 (File No. 333-134714).
Quarterly Results of Operation
     The following tables present unaudited consolidated quarterly financial data by amount and as a percentage of our total revenues for each of the eight quarters in the period from April 1, 2004 to March 31, 2006. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this annual report. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
Consolidated Statement	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
of Operations Data	2004	2004	2004	2005	2005	2005	2005	2006
			(in thousands of U.S. dollars)
Net revenues:
Commercial location network(1)	$5,495	$7,049	$11,083	$9,432	$13,981	$17,287	$20,735	$21,472
In-store network(1)	—	—	—	—	339	1,813	3,317	5,293
Poster frame network(1)	—	—	—	—	—	—	—	6,067
Total advertising service revenue	5,495	7,049	11,083	9,432	14,320	19,100	24,052	32,832

Advertising equipment revenue	905	863	683	142	264	366	553	304

Total revenues	6,400	7,912	11,766	9,574	14,584	19,466	24,605	33,136

Cost of revenues:
Commercial location network	1,372	1,655	2,680	3,189	4,066	4,943	6,031	8,035
In-store network	—	—	—	—	1,365	2,606	3,165	3,973
Poster frame network	—	—	—	—	—	—	—	2,397

Advertising service cost:	1,372	1,655	2,680	3,189	5,431	7,549	9,196	14,405
Advertising equipment cost	722	668	242	71	189	285	432	232

Total cost of revenues	2,094	2,323	2,922	3,260	5,620	7,834	9,628	14,637

Gross profit	4,306	5,589	8,844	6,314	8,964	11,632	14,977	18,499

Operating expenses:
General and administrative	500	1,105	2,005	1,881	2,346	2,337	2,585	4,395
Selling and marketing	704	936	1,497	1,492	1,954	2,703	3,366	4,057
Amortization of acquired intangibles	5	10	62	67	123	120	128	999
Goodwill impairment loss	—	—	59	—	—		— —	—

Total operating expenses	1,209	2,051	3,623	3,440	4,423	5,160	6,079	9,451

Income from operations	3,097	3,538	5,221	2,874	4,541	6,472	8,898	9,048
Interest income	1	1	5	11	20	791	940	916
Other income (expenses), net	—	—	(2)	5	(3)	8	(171)	46
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(3,166)	(8,526)	—	—	—	—	—

Income (loss) before income taxes and minority interest	3,098	373	(3,302)	2,890	4,558	7,271	9,667	10,010
Total income taxes	(1,065)	(1,382)	1,922	(248)	(155)	(87)	(204)	(617)
Minority interest	(49)	10	54	0	(55)	(52)	(38)	40
Equity income (loss) of affiliates	—	—	—	—	—	—	—	—

Net income (loss)	1,984	(999)	(1,326)	2,642	4,348	7,132	9,425	9,433

Deemed dividend on Series A convertible redeemable preference shares	(8,308)	—	—	—	—	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191)	—	—	—	—	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	(13,356)	—	—	—	—	—
Premium of Series B convertible redeemable preference shares	—	—	12,906	—	—	—	—	—

Income (loss) attributable to holders of ordinary shares	$(8,515)	$(999)	$(1,776)	$2,642	$4,348	$7,132	$9,425	$9,433

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounts to, $574,729, $714,647, $1.6 million, $936,405, $1.4 million, $1.8 million, $1.9 million and $2.1 million for the three months ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $31,927, $187,515, $301,828 and $524,357 for the three months ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,972 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0%.

Consolidated	For the three months ended
Statement of	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
Operations Data	2004	2004	2004	2005	2005	2005	2005	2006
			(in thousands of U.S. dollars)
Net revenues:
Commercial location network(1)	85.9%	89.1%	94.2%	98.5%	95.9%	88.8%	84.3%	64.8%
In-store network	—	—	—	—	2.3%	9.3%	13.5%	16.0%
Poster frame network	—	—	—	—	—	—	—	18.3%
Advertising equipment revenue	14.1%	10.9%	5.8%	1.5%	1.8%	1.9%	2.2%	0.9%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:

Consolidated	For the three months ended
Statement of	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
Operations Data	2004	2004	2004	2005	2005	2005	2005	2006
			(in thousands of U.S. dollars)
Net advertising service cost:
Commercial location network	21.4%	20.9%	22.8%	33.3%	27.9%	25.4%	24.5%	24.3%
In-store network	—	—	—	—	9.4%	13.4%	12.9%	12.0%
Poster frame network	—	—	—	—	—	—	—	7.2%
Net advertising equipment cost	11.3%	8.5%	2.1%	0.7%	1.3%	1.5%	1.8%	0.7%

Total cost of revenues	32.7%	29.4%	24.9%	34.0%	38.6%	40.3%	39.2%	44.2%

Gross profit	67.3%	70.6%	75.1%	66.0%	61.4%	59.7%	60.8%	55.8%

Operating expenses:
General and administrative	7.8%	14.0%	17.0%	19.7%	16.1%	12.0%	10.5%	13.3%
Selling and marketing	11.0%	11.8%	12.7%	15.6%	13.4%	13.9%	13.7%	12.2%
Intangible amortization	0.1%	0.1%	0.5%	0.7%	0.8%	0.6%	0.5%	3.0%
Goodwill impairment loss	—	—	0.5%	—	—	—	—	—

Total operating expenses	18.9%	25.9%	30.7%	36.0%	30.3%	26.5%	24.6%	28.5%

Income from operations	48.4%	44.7%	44.4%	30.0%	31.1%	33.2%	36.2%	27.3%
Interest income	—	—	0.04%	0.1%	0.1%	4.1%	3.8%	2.8%
Other expenses, net	—	—	(0.01)%	—	—	0.1%	(0.7)%	0.1%
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(40.0)%	(72.5)%	—	—	—	—	—

Income (loss) before income taxes and minority interest	48.4%	4.7%	(28.1)%	30.1%	31.2%	37.4%	39.3%	30.2%
Total income taxes	(16.6)%	(17.4)%	16.3%	(2.6)%	(1.0)%	(0.4)%	(0.8)%	(1.9)%
Minority interest	(0.8)%	0.1%	0.5%	0	(0.4)%	(0.3)%	(0.2)%	0.1%
Equity income (loss) of affiliates	—	—	—	—	—	—	—	—

Net income (loss)	31.0%	(12.6)%	(11.3)%	27.6%	29.8%	36.7%	38.3%	28.5%

Deemed dividend on Series A convertible redeemable preference shares	(129.8)%	—	—	—	—	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	(34.2)%	—	—	—	—	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	113.5%	—	—	—	—	—
Premium of Series B convertible redeemable preference shares	—	—	109.7%	—	—	—	—	—

Income (loss) attributable to holders of ordinary shares	(133.0)%	(12.6)%	(15.1)%	27.6%	29.8%	36.7%	38.3%	28.5%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network represents 9.0%, 9.0%, 13.6%, 9.8%, 9.5%, 9.1%, 7.6% and 6.3% of total revenues for the three months ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006, respectively. Business tax on advertising service revenue for our in-store network represented 0.2%, 1.0%, 1.2% and 1.6% of total revenues for the three months ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006. Business tax on advertising service revenue for our poster frame network represented 1.8% of total revenues for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0%.
A. Operating Results
Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
     Total Revenues. Our total revenues increased substantially from $9.6 million for the three months ended March 31, 2005 to $33.1 million for the three months ended March 31, 2006 due primarily to an increase in our advertising service revenue.
     Our total advertising service revenue increased significantly from $9.4 million for the three months ended March 31, 2005 to $32.8 million for the three months ended March 31, 2006.
     Commercial location network. Advertising service revenue from our commercial location network increased significantly from $9.4 million for the three months ended March 31, 2005 to $21.5 million for the three months ended March 31, 2006. The increase in advertising service revenue for our commercial location network is attributable to an increase in the number of 30-second-equivalent advertising time slots we sold on our commercial location network, together with an increase in the average selling price per time slot sold. For example, the number of time slots we sold on our premier office A channel, which accounted for 91.2% of advertising service revenue from our commercial location network for the three months ended March 31, 2006, increased from 1,998 for the three months ended March 31, 2005 to 3,904 for the three months ended March 31, 2006 while the average selling price per time slot sold also increased from $4,721 for the three months ended March 31, 2005 to $4,882 for the three months ended March 31, 2006. Network capacity on our premier office A channel, measured by number of available time slots, also increased from 6,010 as of March 31, 2005 to 10,717 as of March 31, 2006. The increase in the number of 30-second-equivalent advertising time slots sold between these two periods on our commercial location network including on individually marketed channels of the network, such as the premier office A channel, was due primarily to the following factors:
•	Our network reach increased from 44 cities as of March 31, 2005, including 22 cities directly operated by our company and 22 cities operated by our regional distributors, to 86 cities as of March 31, 2006, including 50 cities directly operated by our company and 36 cities operated by our regional distributors;

•	We gained an additional seven minutes of advertising cycle time from each of the four regional distributors we acquired during the period between April 1, 2005 and March 31, 2006;

•	On July 1, 2005, we extended the cycle time in our directly operated Tier II cities from nine minutes to twelve minutes;

•	On February 28, 2006, we completed our acquisition of Target Media and integrated its network into our out-of-home television networks, increasing the number of cities in which we operate and increasing the overall number of time slots available and sold on our network; and

•	On March 1, 2006, we launched several additional channels, which enable advertisers to reach targeted consumer groups under our commercial location network.
     In-store network. Advertising service revenue from our in-store network, which commenced operations in April 2005, was $5.3 million for the three months ended March 31, 2006. During the first quarter of 2006, we expanded the size of our in-store network to 5,218 stores, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores, which included the addition on March 1, 2006 of Target Media’s displays placed in convenience stores. The number of displays installed in the in-store network amounted to 33,765 as of March 31, 2006 and the total number of 30-second equivalent time slots (calculated on a per week per store basis) sold for the three months ended March 31, 2006 was 76,498. The number of 30-second equivalent time slots available for sale, or network capacity, was 245,314, for an in-store network utilization rate of 31.2%. Average advertising revenue per 30-second equivalent time slot per store per week was $69 for the three months ended March 31, 2006.
     Poster frame network. Advertising service revenue from our poster frame network, which we commenced operating in January 2006 following our acquisitions of Framedia and E-Times, was $6.1 million for the three months ended March 31, 2006. During this period, the number of monthly frame slots sold totaled 90,262 out of

208,659 available monthly frame slots during this period for a poster frame network occupancy rate of 43.3%. Average advertising revenue per monthly frame slot was $67 for the three months ended March 31, 2006.
     Advertising equipment revenue. Our advertising equipment revenue increased from $142,163 for the three months ended March 31, 2005 to $304,066 for the three months ended March 31, 2006 due to the increase in number of LCD displays we sold to our regional distributors. We expect advertising equipment revenue to remain stable or decrease over time as we continue to acquire our existing regional distributors and as the most desirable cities for the establishment of similar networks by regional distributors become saturated.
     Cost of Revenues. Our cost of revenues increased significantly from $3.3 million for the three months ended March 31, 2005 to $14.6 million for the three months ended March 31, 2006 due to increases in our net advertising service cost for our commercial location and the incurrence of service costs in connection with our in-store network, which was launched in April 2005, and our poster frame network, which we commenced operating in January 2006.
•	Net advertising service cost — commercial location network. Our net advertising services cost for our commercial location network increased substantially from $3.2 million for the three months ended March 31, 2005 to $8.0 million for the three months ended March 31, 2006. This increase was due to (i) the substantial increase in our advertising service business on our commercial location network between these two periods including substantial increases in our location costs due to a substantial increase in the number of commercial locations where we entered into display placement agreements, (ii) an increase in flat-panel display depreciation costs as a result of an increase in the number of flat-panel displays we own and operate directly from 16,025 as of March 31, 2005 to 71,230 as of March 31, 2006 and to our acquisition of four regional distributors during this period and (iii) an increase in other direct costs associated with maintaining the network.

•	Net advertising service cost — in-store network. We began incurring net advertising service cost relating to our in-store network in the first quarter of 2005 as we began to install flat- panel displays in stores, although we did not commence commercial operations of the network until April 2005. We incurred $nil in net advertising service cost for our in-store network for the three months ended March 31, 2005 compared to $4.0 million for the three months ended March 31, 2006, consisting of location costs and depreciation costs relating to the installation and maintenance of our in-store network.

•	Net advertising service cost — poster frame network. We began incurring net advertising service cost relating to our poster frame network in January 2006 after acquiring Framedia and E-Times. We incurred $2.4 million in net advertising service cost for our poster frame network for the three months ended March 31, 2006, consisting of location costs and depreciation costs relating to the installation and maintenance of poster frames on our network.

•	Net advertising equipment cost. We incurred net advertising equipment costs of $70,571 for the three months ended March 31, 2005 compared to $231,814 for the three months ended March 31, 2006, which directly related to the number of displays we sold to our regional distributors.
     Gross Profit. As a result of the foregoing, our gross profit increased by 193.0% from $6.3 million for the three months ended March 31, 2005 to $18.5 million for the three months ended March 31, 2006 although our overall gross margin decreased during the same period from 66.0% to 55.8%. The decrease in our gross margin was largely a result of increased rental payments, including fixed initial payments, to stores and depreciation costs incurred as we launched our in-store network. For the three months ended March 31, 2006, our gross margins for our commercial location, in-store and poster frame networks were 62.6%, 24.9% and 60.5%, respectively. In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
     Operating Expenses. Our operating expenses increased significantly from $3.4 million for the three months ended March 31, 2005 to $9.5 million for the three months ended March 31, 2006 but decreased as a percentage of revenues over this period from 35.9% to 28.5%. The increase in operating expenses was primarily due to increases in our business tax, our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, and in share-based compensation expenses under SFAS 123-R and intangible amortization mainly resulting from the acquisition of Target Media and Framedia.
•	General and Administrative. General and administrative expenses increased substantially from $1.9 million for the three months ended March 31, 2005 to $4.4 million for the three months ended March 31, 2006 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as our operations have grown, increases in share-based compensation expense and increases in costs associated with being a publicly listed company.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $1.5 million for the three months ended March 31, 2005 to $4.1 million for the three months ended March 31, 2006 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force as well as share-based compensation expenses.

•	Amortization of acquired intangibles. Amortization of acquired intangibles increased substantially from $67,352 for the three months ended March 31, 2005 to $1.0 million for the three months ended March 31, 2006 due to several significant acquisitions we completed during the first quarter of 2006, namely our acquisitions of Framedia, Target Media and E-Times.
     Income from Operations. As a result of the foregoing, we had income from operations of $9.0 million for the three months ended March 31, 2006 compared to $2.9 million for the three months ended March 31, 2005.
     Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $2.9 million for the three months ended March 31, 2005 compared to $10.0 million for the three months ended March 31, 2006, which included interest income and other income (expenses).
•	Interest Income. Interest income increased from $10,895 for the three months ended March 31, 2005 to $915,952 for the three months ended March 31, 2006. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from our initial public offering and follow-on public offering.

•	Income Taxes. Our income taxes were $248,801 for the three months ended March 31, 2005 with an effective tax rate of 9.0% compared to $616,790 for the three months ended March 31, 2006 with an effective tax rate of 6.2%. The increase resulted from a change in deferred tax assets.
     Net Income. As a result of the foregoing, our net income increased 257% from $2.6 million for the three months ended March 31, 2005 to $9.4 million for the three months ended March 31, 2006.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Total Revenues. Our total revenues increased substantially from $29.2 million in 2004 to $68.2 million in 2005 due to an increase in our advertising service revenue which was partially offset by a decrease in advertising equipment revenue.
     Our total advertising service revenue increased significantly from $26.3 million in 2004 to $66.9 million in 2005.
     Commercial location network. Advertising service revenue from our commercial location network increased significantly from $26.3 million in 2004 to $61.4 million, including $4.8 million to related parties in 2005. The increase in advertising service revenue for our commercial location network is attributable to:
•	an increase in the number of 30-second-equivalent advertising time slots we sold on our commercial location network from 4,723 in 2004 to 13,943 in 2005 and partially offset by a decrease in the average selling price per time slot sold from $5,573 in 2004 to $4,461 in 2005. Total network capacity, measured by number of available time slots, also increased from 5,170 as of December 31, 2004 to

9,028 as of December 31, 2005. The increase in the number of 30-second-equivalent advertising time slots sold between these two periods is due primarily to the following factors:

•	Our network reach increased from 34 cities as of December 31, 2004, including 11 cities directly operated by our company and 23 cities operated by our regional distributors, to 58 cities as of December 31, 2005, including 26 cities directly operated by our company and 32 cities operated by our regional distributors;

•	We gained an additional seven minutes of advertising cycle time from each of our regional distributors after we acquired them between January 1, 2005 and December 31, 2005; and

•	On July 1, 2005, we extended the cycle time in our directly operated Tier II cities from nine minutes to twelve minutes.

•	The increase in the number of 30-second-equivalent advertising time slots sold on our commercial location network was also attributable to increased acceptance of our network among our advertising clients, which we believe is primarily due to the increased coverage and effectiveness of our network that grew from 15,415 flat-panel displays as of December 31, 2004 to 48,226 displays as of December 31, 2005, including our regional distributors.

•	The decrease in the average selling price was largely due to growth in sales of time slots with lower selling prices in our Tier II cities, while the average selling price of our advertising services in our Tier I cities increased between these two periods.
     In-store network. Advertising service revenue from our in-store network, which commenced operations in April 2005, totaled $5.5 million in 2005. We expect the contribution to our total revenues from our in-store network to increase in the near future.
     Our advertising equipment revenue decreased from $2.9 million in 2004 to $1.3 million in 2005. This decrease was primarily attributable to our acquisition of a number of our regional distributors during 2004 and 2005 because, following each acquisition, we no longer sell flat-panel displays to each former regional distributor. This decrease was also partially attributable to decreased sales to our existing regional distributors, as the initial installation of the network in their respective cities of operation was largely completed in 2004 and the first quarter of 2005. We expect advertising equipment revenue to remain stable or decrease over time as we continue to acquire our existing regional distributors and as the most desirable cities for the establishment of similar networks by regional distributors become saturated.
     Cost of Revenues. Our cost of revenues increased significantly from $8.7 million in 2004 to $26.3 million in 2005 due to increases in our net advertising service cost for our commercial location network and our in-store network and in our net advertising equipment cost.
•	Net advertising service cost — commercial location network. Our net advertising services cost for our commercial location network increased substantially from $6.7 million in 2004 to $17.9 million in 2005. This increase was due to the substantial increase in our advertising service business on our commercial location network between these two periods. Our location costs increased substantially from $4.6 million in 2004 to $11.3 million in 2005 due to a substantial increase in the number of commercial locations where we entered into display placement agreements. Our rental fees increased as a percentage of total revenues between these two periods as a result of (1) a significant increase in the number of locations in our commercial location network (2) increased rental payments for the renewal of display placement agreements in the more desirable locations on our commercial location network offset in part by lower rental payments paid for new locations in our commercial location network because of a further reduction in the number of available desirable locations that command more expensive rental fees. Flat-panel display depreciation costs increased from $774,375 in 2004 to $3.4 million in 2005, as a result of an increase in the number of flat-panel displays we own and operate directly from 12,786 as of December 31, 2004 to 45,049 as of December 31, 2005 and to our

acquisition of 14 regional distributors during this period. Other cost of revenues related to net advertising service cost increased from $1.4 million in 2004 to $3.2 million in 2005 as a result of (1) an increase in the volume of CF cards we purchased even as the per-unit cost of CF cards decreased and (2) an increase in salary and benefit expenses for personnel responsible for location relations and display placement agreements with landlords and property managers and for maintaining and monitoring our network.

•	Net advertising service cost — in-store network. We began incurring net advertising service cost relating to our in-store network in April 2005 when we launched our in-store network. We incurred $7.4 million in net advertising service cost for our in-store network in 2005, consisting of location costs and depreciation costs relating to the installation and maintenance of our in-store network.

•	Net advertising equipment cost. We incurred net advertising equipment costs of $1.9 million in 2004 compared to $975,747 in 2005, which decrease reflects the fact that we have acquired many of our fastest-growing regional distributors. We expect net advertising equipment costs to continue to decrease.
     Gross Profit. As a result of the foregoing, our gross profit increased from $20.5 million in 2004 to $41.9 million in 2005 although our overall gross margin decreased during the same period from 70.0% to 61.3%. The decrease in our gross margin was largely a result of increased rental payments, including fixed initial payments, to stores and depreciation costs incurred as we launched our in-store network.
     Operating Expenses. Our operating expenses increased significantly from $7.6 million in 2004 to $19.1 million in 2005. This increase was primarily due to increases in our business tax, our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, such as salaries and costs associated with preparing to become a publicly listed company.
•	General and Administrative. General and administrative expenses increased substantially from $4.0 million in 2004 to $9.1 million in 2005 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as well as accounting and administrative costs relating to being a public company. In addition, in connection with the options granted to our directors, employees and consultants since July 2004, we recorded stock based compensation of $726,503 in 2005.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $3.5 million in 2004 to $9.5 million in 2005 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force.
     Income from Operations. As a result of the foregoing, we had income from operations of $13.0 million in 2004 compared to $22.8 million in 2005.
     Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $1.3 million in 2004 compared to $24.4 million in 2005, which included interest income and other income (expenses) and change in fair value of series B convertible redeemable preferred shares in 2004.
•	Interest Income. Interest income increased from $9,739 in 2004 to $1.8 million in 2005. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from cash payments collected from our advertising operations, sales of our preference shares and proceeds from our initial public offering.

•	Other Expense. We recorded other expense of $3,843 in 2004 compared to other expense of $161,148 in 2005.

•	Change in Fair Value of Series B Convertible Redeemable Preferred Shares. We incurred a change in fair value of series B convertible redeemable preferred shares of $11.7 million in 2004. Upon the occurrence of our initial public offering in July 2005, all outstanding preference shares were converted into ordinary shares, and accordingly we did not incur any change in fair value of series B convertible redeemable preferred shares in 2005.

•	Income Taxes. Our income taxes were $907,550 in 2004 compared to $694,453 in 2005, which decrease resulted from the fact that in 2005, we derived most of our revenue from Focus Media Advertising Agency, which had no tax liability during this period, whereas during 2004, we derived most of our revenues from Focus Media Advertisement, which had tax liability.

•	Minority Interest. We had minority interest expense of $13,516 and $144,434 in 2004 and 2005, respectively, in connection with the pro rata income attributable to minority shareholders of four of our subsidiaries.
     Net Income. As a result of the foregoing, we recorded net income of $23.5 million in 2005 compared to net income of $372,752 in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     Total Revenues. Our total revenues increased substantially from $3.8 million in 2003 to $29.2 million in 2004 due primarily to an increase in our advertising service revenue and partially to sales of our flat-panel displays to our regional distributors which commenced in the fourth quarter of 2003. For the periods prior to January 1, 2005, our out-of-home advertising network consisted of our commercial location network, and all discussion for these periods, including references to our network, refers only to our commercial location network.
     Our advertising service revenue increased significantly from $3.4 million in 2003 to $26.3 million in 2004 (including $3.4 million to related parties). This increase is attributable to:
•	the fact that we commenced our advertising network operations in May 2003 and therefore derived no revenues from the sale of time slots on our advertising network for the first five months of 2003;

•	an increase in the number of 30-second-equivalent advertising time slots we sold from 415 in 2003 to 4,723 in 2004, which increase was slightly offset by a decrease in the average selling price per time slot sold from $8,088 in 2003 to $5,573 in 2004. The increase in the number of 30-second-equivalent advertising time slots sold between these two periods is due primarily to the following factors:

•	we expanded our network to include an additional 24 cities in 2004, including eleven cities operated by our company and 23 cities operated by our regional distributors;

•	we gained an additional seven minutes of advertising cycle time from each of our regional distributors after we acquired them in 2004; and

•	we extended the cycle time from nine minutes in 2003 to twelve minutes in 2004 in our Tier I cities.
     The increase in the number of 30-second-equivalent advertising time slots sold was also attributable to an increase in our utilization rate from 25.0% in 2003 to 36.8% in 2004, which reflects the increased acceptance of our network among our advertising clients, which we believe is primarily due to the increased coverage and effectiveness of our network that grew from 923 commercial locations in 2003 to 8,977 commercial locations in 2004, and from 1,028 flat-panel displays in 2003 to 15,415 displays in 2004, including our regional distributors.
     The decrease in the average selling price was largely due to growth in sales of time slots with lower selling prices in our second-tier cities, while the average selling price of our advertising services in our major four cities increased between 2003 and 2004. We commenced sales of flat-panel displays to regional distributors in the fourth quarter of 2003 and generated $389,282 in advertising equipment revenue in 2003 compared to $2.9 million in 2004. Revenues generated by the eleven companies we acquired in 2004 accounted for approximately 1% of our total revenues in 2004.

     Cost of Revenues. Our cost of revenues increased significantly from $1.8 million in 2003 to $8.7 million in 2004 due to increases in both of our net advertising service cost and net advertising equipment cost.
•	Net Advertising Service Cost. Our net advertising services cost increased substantially from $1.6 million in 2003 to $6.7 million in 2004. This increase was due to the substantial increase in our advertising service business between these two periods.

•	Our location costs increased substantially from $1.2 million in 2003 to $4.6 million in 2004 due to a substantial increase in the number of commercial locations where we entered into display placement agreements from 754 in 2003 to 8,866 in 2004. Despite the increase in our rental expense between these two periods, our rental fees decreased as a percentage of total revenues in 2004 as a result of (i) the increase in our advertising services revenue significantly outpacing the increase in rental payments due to the increase in the number of display placement agreements we entered into and (ii) lower rental payments paid for new locations because many of the most desirable and expensive locations had been occupied either by us or our competitors.

•	Flat-panel display depreciation costs increased from $148,701 in 2003 to $774,375 in 2004, as a result of an increase in the number of flat-panel displays we own and operate directly from 827 as of December 31, 2003 to 12,786 as of December 31, 2004. This increase in our depreciation costs was also attributable to our acquisition of eight regional distributors during this period. Flat-panel display depreciation costs decreased as a percentage of total revenues, however, because the growth in our advertising services revenue significantly outpaced our purchase of flat-panel displays and corresponding depreciation costs.

•	Other cost of revenues related to net advertising service cost increased significantly from $257,574 in 2003 to $1.4 million in 2004. This was primarily a result of (i) an increase in the volume of DVDs we purchased even as the per-unit cost of DVDs decreased and (ii) an increase in salary and benefit expenses for personnel responsible for location relations and display placement agreements with landlords and property managers and for maintaining and monitoring our network. Other cost of revenues related to net advertising service cost decreased as a percentage of total revenues between these two periods as a result of the increase in advertising service revenue significantly outpacing the increase in other cost of revenues.

•	Net Advertising Equipment Cost. We incurred net advertising equipment costs of $275,360 in 2003 compared to $1.9 million in 2004, reflecting our cost for flat-panel displays we sold to our regional distributors. We did not commence our regional distributor relationships until November 2003 and, accordingly, we recorded significantly lower costs related to such sales in 2003. We expect net advertising equipment costs to decrease as our purchase of flat-panel displays for resale to regional distributors decreases as a result of our ongoing acquisition of our regional distributors.
     Gross Profit. As a result of the foregoing, our gross profit increased from $1.9 million in 2003 to $20.5 million in 2004.
     Operating Expenses. Our operating expenses increased significantly from $1.4 million in 2003 to $7.6 million in 2004. This increase was primarily due to increases in our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business and to the share-based compensation expense we recognized in 2004.
•	General and Administrative. General and administrative expenses increased substantially from $1.0 million in 2003 to $4.0 million in 2004 due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits of $435,665 as our operations have grown, an increase in our office rental payments of $292,078 as we established branch offices in a number of new cities, and increases in public relations expenses, communications and travel expenses and fees for professional services of $170,898. General and administrative expenses, however, decreased as a percentage of total revenues from 26.2% to 13.7% due to (i) the overall growth of our total revenues which outpaced these expenses and (ii) our establishment of a dedicated sales force in 2004 and assignment of sales, maintenance and location relationship personnel previously included within our administrative department, respectively, to our newly established sales and location relationship and maintenance departments. Our general and administrative expenses in 2004 include share-based compensation. We incurred share-based compensation expense of $488,711 in 2004 relating to the issuance of options to purchase 25,208,200 of our ordinary shares that were granted to certain directors, officers, employees and individual consultants and advisers in July and August 2004. We did not incur share-based compensation expense in 2003.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $406,634 in 2003 to $3.5 million in 2004 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the creation and expansion of our sales force. Marketing and promotional expenses, for which we budget 10% of our advertising revenues, increased significantly from $355,398 in 2003 to $2.8 million in 2004 as a result of increased sales and promotional activities relating to the increase in our advertising services revenue between these two periods. Salary expenses in connection with our sales force increased from $49,870 in 2003 to $471,723 in 2004 because, prior to 2004, we did not have a dedicated sales force and for prior periods all salary expenses of our employees were classified under general and administrative expenses. Our salary expenses increased slightly as a percentage of total revenues between these two periods because we hired additional sales staff to meet the growth in our advertising business.

•	Goodwill Impairment Loss. We incurred a one-time goodwill impairment loss of $58,397 in 2004 in connection with our acquisition of Perfect Media. This goodwill impairment loss represents the difference between the amount we paid to acquire Perfect Media on September 22, 2004 and the fair market value of Perfect Media. In conducting our annual impairment test, we undertook a valuation of Perfect Media using the expected present value of cash flow and the income approach valuation methods, which resulted in a goodwill impairment loss of $58,397 in 2004, indicating that the value of Perfect Media was less than what we paid at the time we acquired it.
     Income from Operations. As a result of the foregoing, we had income from operations of $525,110 in 2003 compared to $13.0 million in 2004.
     Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $516,751 in 2003 compared to income of $1.3 million in 2004, which included taxes and minority interest included interest income and other expenses and a one-time non-cash charge of $11.7 million for the change in fair value of derivative liability associated with Series B convertible redeemable preference shares.
•	Interest Income. Interest income increased from $1,005 in 2003 to $9,739 in 2004. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from cash payments collected from our advertising operations and sales of our preference shares.

•	Change in Fair Value of Derivative Liability Associated with Series B Convertible Redeemable Preference Shares. We recorded a one-time non-cash charge to reflect the change in fair value of derivative liability associated with Series B convertible redeemable preference shares of $11.7 million in 2004, which, under applicable accounting rules required us to mark to market the conversion feature of our Series B convertible redeemable preference shares because they may be net settled in cash upon conversion. We will not incur any such charges commencing January 1, 2005 as the redemption feature of our Series B convertible redeemable preference shares was removed prior to December 31, 2004.

•	Other Income (Expense). We recorded other expense of $9,364 in 2003 compared to other expense of $3,843 in 2004.

•	Income Taxes. Our income taxes increased from $481,505 in 2003 to $907,550 in 2004 increased taxable income by certain of our consolidated entities that are subject to PRC income tax.

•	Minority Interest. We had minority interest income of $8,360 and $13,516 in 2003 and 2004, respectively in connection with the pro rata loss attributable to four affiliates in which we hold a minority interest.
     Net Income. As a result of the foregoing, we recorded net income of $372,752 in 2004 compared to net income of $25,483 in 2003. Our net income of $372,752 in 2004 includes a one-time non-cash charge of $11.7 million reflecting the change in fair value of derivative liability associated with our Series B convertible redeemable preference shares. We will not incur any such charges commencing January 1, 2005 as the redemption feature of our Series B convertible redeemable preference shares was removed prior to December 31, 2004.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash Flows and Working Capital
     To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of March 31, 2006, we had approximately $41.9 million in cash and cash equivalents. As we have expanded our network, entered into a large number of display placement agreements, increased our acquisition of regional distributors and related businesses, and made strategic acquisitions, our cash needs for such acquisitions, the purchase of flat-panel displays, payment of our location and maintenance costs and employee costs increased significantly and accounted for the net cash used in investing activities. Our cash and cash equivalents primarily consist of cash on hand, liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of Focus Media Advertisement and its subsidiaries in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through Focus Media Advertisement and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of Focus Media Advertisement. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Focus Media Advertisement and its subsidiaries that provide us with effective control over Focus Media Advertisement and its subsidiaries. In addition, we have access to the cash flows of Focus Media Advertisement and its subsidiaries through contractual arrangements with our subsidiaries Focus Media Technology and Focus Media Digital, which provide technical and other services in exchange for fees. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements Among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and Its Subsidiaries”.
     We expect to require cash in order to fund our ongoing business needs, particularly the location costs connected with the placement of our television displays, to fund the ongoing expansion of our network and for payments in connection with our acquisitions. Other possible cash needs may include the upgrading of technology on our network as well as any payment of claims that could be made against us. We have not encountered any difficulties in meeting our current cash needs.
     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2003, 2004, 2005 and for the three months ended March 31, 2005 and 2006:

				For the three months ended
	For the year ended December 31,			March 31,
	2003	2004	2005	2005	2006
		(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$1,320	$4,045	$11,269	$(877)	$4,766
Net cash used in investing activities	(2,706)	(11,070)	(117,667)	(6,678)	(66,073)
Net cash provided by financing activities	2,125	28,978	119,169	—	66,091
Net increase (decrease) in cash and cash equivalents	701	21,953	13,984	(7,555)	5,210

				For the three months ended
	For the year ended December 31,			March 31,
	2003	2004	2005	2005	2006
		(in thousands of U.S. dollars)
Cash and cash equivalents at beginning of period	15	716	22,669	22,669	36,653
Cash and cash equivalents at end of period	$716	$22,669	$36,653	$15,114	$41,863
     We had cash provided by operating activities of $4.8 million for the three months ended March 31, 2006. This was primarily attributable to net income generated from the operation of our advertising network, adjusted up $908,927, $2.5 million, $1.7 million and $551,714 to reflect amounts due from related parties, accounts receivable, rental deposits and deferred tax assets, respectively, and adjusted down $18.6 million and $908,927 to reflect accrued expenses and other current liabilities and amounts due from related parties, respectively. We had cash provided by operating activities of $11.3 million in 2005. This was primarily attributable to net income generated from the operation of our advertising network, adjusted up $666,703, $5.0 million, $672,585 and $4.0 million to reflect amounts due from related parties, accounts payable, income taxes payable and accrued expenses and other current liabilities, respectively, and adjusted down $15.8 million and $2.3 million to reflect accounts receivable and prepaid expenses and other current assets, respectively. We had net cash provided by operating activities of $4.0 million in 2004. This was primarily attributable to our net income from operation of our network, adjusted down $4.5 million, $2.5 million, $1.6 million and $1.7 million to reflect our accounts receivable from our advertising clients and regional distributors, a decrease in amounts due from related parties, accounts payable from location and maintenance costs owed to third parties and prepaid expenses and other current assets including location costs, respectively, and adjusted up $11.7 million, $4.2 million and $0.8 million to reflect the change in fair value of derivative liability, accrued expenses from location costs and maintenance costs and other current liabilities and income taxes payable, respectively. We had net cash provided by operating activities of $1.3 million in 2003. This was primarily attributable to accounts payable for location costs and equipment, accrued expenses and other current liabilities, amount due to related parties and income taxes payable, which was partially offset by accounts receivable from our advertising clients and regional distributors, prepaid expenses and other current assets, amount due from related parties and inventory, which consists primarily of our television displays.
     We had net cash used in investing activities of $66.1 million for the three months ended March 31, 2006, primarily in connection with the acquisition of companies, including Target Media and Focus Media Wireless, subsidiaries and regional distributors, purchase of equipment used to expand our networks, and rental deposits paid for locations on our out-of-home television, poster frame and outdoor LED networks. Our acquisition of Framedia involved our payment of $39.6 million in cash and issuance of $55.4 million of our ordinary shares to the seller parties at a fixed value of $2.456 per ordinary share. In addition, subject to Framedia’s attainment of certain financial performance goals in 2006, we may be obligated to issue up to $88 million in additional Focus Media ordinary shares, at a fixed value of $2.456 per ordinary share, to the selling parties in 2007. Pursuant to the share purchase agreement we entered into with E-Times and Skyvantage, we paid the seller parties $5.0 million. We also paid $70 million in cash and issued 77 million ordinary shares to the shareholders of Target Media. The issuance of such additional ordinary shares will also result in lower earnings per share or per ADS when we calculate our earnings for 2007 than would otherwise be the case were such additional shares not issued. See “Item 3.D Key Information —Risk Factors — Risks Relating to this Offering — The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price”, “Item 10.C Additional Information — Material Contracts — Framedia” and “— Target Media”. We had net cash used in investing activities of $117.7 million for in 2005, primarily in connection with the acquisition of companies, subsidiaries and regional distributors, purchase of equipment used to expand our commercial location and in-store networks, and rental deposits paid for locations on both our commercial location and in-store networks. We had net cash used in investing activities of $11.1 million in 2004. This was primarily attributable to our purchase of property and equipment for the operation of our network, rental deposits made in connection with our display placement agreements and our acquisition of eleven businesses, eight of which were our former regional distributors. We had net cash used in investing activities of $2.7 million in 2003, largely as a result of purchases of property and equipment and the acquisition of a business from a related party.
     $66.1 million net cash was provided by financing activities for the three months ended March 31, 2006, primarily from the proceeds of our follow-on public offering in February 2006. $119.2 million net cash was provided by financing activities in 2005, primarily from the proceeds of our initial public offering in July 2005. We had net cash provided by financing activities of $29.0 million in 2004. This was attributable to the proceeds from the issuance of our Series B and Series C-2 convertible redeemable preference shares, offset slightly by the repayment of a short-term loan from one of our shareholders. We had net cash provided by financing activities of a $2.1 million in 2003. This was attributable to the proceeds from the issuance of ordinary shares in May 2003 and proceeds from a short-term loan from one of our shareholders. We used this loan for our business operations and the loan was secured by our ordinary shares. We repaid the loan when it came due in June 2004.
     We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our recent public offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as the purchase of flat-panel displays and LED digital billboards and increased location cost, including in connection with our acquisition of Framedia, Target Media, E-Times and Focus Media Wireless, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network and the proceeds from this offering will be sufficient to cover any such obligations and costs. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Transactions with Related Parties
     Our transactions with related parties have been conducted on arm’s length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 22 to our audited consolidated financial statements included in this annual report.
Capital Expenditures
     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the year ended December 31,			For the three months ended March 31,
	2003	2004	2005	2005	2006
	(in thousands of U.S. dollars)
Total capital expenditures	$1,468	$6,373	$36,765	$3,621	$8,354
     Our capital expenditures were made primarily to acquire flat-panel displays for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2006, in an amount of approximately $20.0 million, to primarily consist of purchases of components for our flat-panel displays and new poster frames as we continue to expand our commercial location network, in-store network and poster frame network. We also intend to upgrade our financial, accounting systems and internal control systems. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.
Restricted Net Assets
     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition,

PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2004 and 2005, the amount of our restricted net assets was approximately $14.8 million and $75.9 million, respectively.
C. Research, Development, Patents and Licenses, Etc.
Research and Development
     We intend to continue to develop a more advanced model of flat-panel display that uses mobile communications and wireless technology to receive, store, configure and playback advertising content. Whether we deploy this newer technology will depend on considerations of cost and network security. We are also developing related software systems that will enable us to configure and run the content on our advertising network in conjunction with mobile communications systems.
Patents and Trademarks
     We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel displays. We are currently applying for design patents for our new model of flat-panel display and our software. As of March 31, 2006, we held one design patent for our flat-panel display technology. We have the right to use several trademarks relating to the “Focus Media” brand name in China and in Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China.
D. Trend Information
     Please refer to “—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
E. Off-balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of March 31, 2006.

	Payments due March 31
	TOTAL	2006	2007	2008	2009	Thereafter
	(in thousands of U.S. dollars)
Display and poster frame placement agreement obligations	$115,263	$41,468	$32,225	$21,429	$14,159	$5,982
Office premise lease obligations	3,365	1,878	806	420	50	211
Short-term debt(1)	8,024	8,024	—	—	—	—

Total contractual obligations	$126,652	$51,370	$33,031	$21,849	$14,209	$6,193

(1)	Includes interest.
     Other than certain leasing arrangements relating to the placement of our flat-panel, as of March 31, 2006, we did not have any long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to our option agreement with the owners of Focus Media Advertisement, Focus Media Technology has an option, exercisable at such time as it becomes legally permissible to acquire 100% of the equity interest in Focus Media Advertisement at a purchase price equal to the registered capital of Focus Media Advertisement or such higher price as required by PRC law on the date of such purchase. Under the share purchase agreement for the acquisition of Target Media, we are required to make three cash payments. The first installment of $45 million was paid at closing on February 28, 2006. The second installment of $25 million was paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006, and may be increased or decreased based on a calculation of Target Media’s net working capital as of the closing date.
     As of March 31, 2006, we held short-term debt securities in the amount of $34.8 million. As of March 31, 2006, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities and the proceeds of this offering. Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.

Name	Age	Position
Jason Nanchun Jiang	33	Chairman of the Board of Directors and Chief Executive Officer
David Feng Yu(1)	44	Co-chairman of the Board of Directors and President
Jimmy Wei Yu	33	Director
Fumin Zhuo(2)	54	Director
Neil Nanpeng Shen(2)	38	Director
Charles Chao(2)	40	Director
Daqing Qi(3)	43	Director
Daniel Mingdong Wu	39	Chief Financial Officer
Diana Congrong Chen	38	Chief Marketing Officer
July Lilin Wang	34	Chief Accounting Officer
Cindy Yan Chan	40	Chief Strategy Officer
Ergo Xueyuan Liu	35	Vice President — Commercial Location Network
Acer Jiawei Zhang	29	Vice President — In-store Network

(1)	Mr. Yu was appointed as co-chairman of the board of directors and President of Focus Media on February 28, 2006 pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.

(2)	Independent director and a member of our audit committee, compensation committee and nomination committee.

(3)	Mr. Qi was appointed as an independent director on February 28, 2006 by the seller parties of Target Media pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.
     Jason Nanchun Jiang, our founder, has served as the chairman of our board of directors and our chief executive officer since May 2003. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997 which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of our current business operations. In December 2003, Mr. Jiang was selected by China News Publisher’s Media magazine as one of the “Media People of the Year”. In September 2003, Mr. Jiang was selected by the Television and Newspaper Committees of the China Advertising Commission as one of its “contemporary outstanding advertising media personalities”. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.
     David Feng Yu has served as co-chairman of our board of directors and as our president since February 28, 2006. From 2003 until February 2006, Mr. Yu was chairman and chief executive Officer of Target Media, which we acquired in February 2006. From 2000 to 2003, Mr. Yu was chief executive offer and the sole beneficial owner of Dian Yang, whose flat panel display advertising business was transferred to Target Media in December 2003. From 1999 to 2000, Mr. Yu was the general manager of Shanghai Yuanye Info Tech Co., Ltd. In May 2005, Mr. Yu was selected by the Advertising Newspaper in China as one of the “Most Influential Advertising People of the Year.” In December 2004, Mr. Yu was selected by China Venture Capital Forum 2004 as one of the “Top 10 Enterprisers of the Year.” Mr. Yu received an Executive M.B.A. degree from China Europe International Business School in 2001 and a Master of Arts degree in philosophy from Fudan University in 1991.
     Jimmy Wei Yu has served as our director since May 2003. Mr. Yu is the chairman and chief executive officer of United Capital Investment (China) limited, which is one of our principal shareholders and the management company of United China Investment Limited and KTB/UCI China Ventures I Limited and UCI China Venture II Limited. Mr. Yu is also the chairman of Shanghai Multimedia Park Venture Capital, a position he has held since 2003. From 1995 to 1999, Mr. Yu served in various capacities in several telecommunications companies, including as Chief Representative of UTStarcom (Hong Kong) Ltd. He also has been the Chief Representative of Softbank China Venture Capital, which is the management company of SB China Holdings Pte. Ltd., one of our shareholders, since its incorporation in 1999.
     Fumin Zhuo has served as our director since December 2004 and has more than 27 years of experience in investment and corporate management. Mr. Zhuo has also served as a general partner in SIG Capital Limited since July 2005. Prior to this, Mr. Zhuo served as chairman and chief executive officer of Vertex China Investment Company (VCI), a company concentrating in investments in the Greater China region, since he joined the fund in July 2002. From 1995 to July 2002, Mr. Zhuo was chief executive officer of Shanghai Industrial Holding Ltd. and chairman of SIIC Medical Science & Technology (Group). Prior to this, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School with a degree in enterprise management and also holds a Master’s degree in economics from Fudan University.
     Neil Nanpeng Shen has served as our director since December 2004. Mr. Shen is the founding managing partner of Sequoia Capital China, or Sequoia China, a China-focused venture capital fund which was established in August 2005. Prior to founding Sequoia China, Mr. Shen was president and chief financial officer of Ctrip.com International Limited, or Ctrip, a Nasdaq-listed on-line travel services company he co-founded and for which he continues to serve as a director. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking positions. Mr. Shen is also co-founder and co-chairman of Home Inns & Hotels Management (Hong Kong) Limited. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiaotong University.
     Charles Chao was appointed as our director in November 2005 to replace Ted Tak Dee Sun who passed away in September 2005. Mr. Chao is president and chief executive officer of SINA Corporation, an online media company listed on the Nasdaq National Market. Before he joined SINA Corporation in September 1999, Mr. Chao served as an experienced audit manager with PricewaterhouseCoopers LLP, providing auditing and business consulting services for high tech companies in Silicon Valley, California. Mr. Chao received his master of professional accounting from University of Texas at Austin. He also holds an MA degree in journalism from University of Oklahoma and a BA degree in Journalism from Fudan University in Shanghai, China. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
     Daqing Qi was appointed as our director in February 28, 2006 upon the closing of our acquisition of Target Media. Professor Qi is professor of accounting and associate dean of the Cheong Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Professor Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Professor Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Information Industries of the People’s Republic of China, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Professor Qi also serves on the board of directors of Sohu.com, a Nasdaq-listed company that provides online services in China. Professor Qi holds a B.S. degree in biophysics and a B.A. degree in journalism from Fudan University, an MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and a Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.
     Daniel Mingdong Wu has served as our chief financial officer since February 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from January 2004 until January 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acting chief financial officer of Wi-Comm United Communications Inc. from May 2003 until January 2004. From 2000 until 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a B.A. degree from the State University of New York at Buffalo and an MBA degree from Columbia Business School.
     Diana Congrong Chen joined Focus Media as chief marketing officer in May 2005. Before joining Focus Media, Ms. Chen worked for Phoenix Satellite TV from 1998 to 2004, serving as general manager, director of international advertising and president of East China region. While at Phoenix Satellite TV, Ms. Chen successfully developed business in Zhejiang and East China region and was awarded Best Sales Team for several years. In 2004, Ms. Chen was honored with a Most Outstanding Employee Award by Phoenix Satellite TV. Prior to that, Ms. Chen was the vice president of sales for Tucano Clothing China and office manager for China Animal By-product Import and Export Co. Ms. Chen holds a B.A. degree in journalism from Zhejiang University.
     July Lilin Wang joined Focus Media as chief accounting officer in April 2005. Prior to joining Focus Media, Ms. Wang worked as a senior manager at Ernst & Young’s Shanghai office from April 2004 to April 2005. From November 2002 to April 2004, Ms. Wang was a senior supervisor at Ernst & Young’s San Jose, California office. From 1994 to 2002, Ms. Wang worked as a senior manager at Ernst & Young’s Shanghai office. Ms. Wang received a B.A. degree in economics from Shanghai University of Economics and Finance.
     Cindy Yan Chan joined Focus Media in August 2005 as chief strategy officer. Ms. Chan has over 10 years of experience in the advertising industry in China. Before joining Focus Media, Ms. Chan was deputy general manger for iMPACT, ZenithOptimedia’s outdoor media department, an outdoor media buyer in China, from 2000 to 2005. Ms. Chan is also among the most reputable media researchers in China, and has published articles on the theory of outdoor media and China’s outdoor media market, which has been quoted in prominent publications such as Forbes magazine and Media magazine. Ms. Chan holds a master’s degree in economics from Nankai University.

     Ergo Xueyuan Liu joined Focus Media as Vice President — Commercial Location Network in June 2004. Prior to joining Focus Media, Mr. Liu worked for Everease as an account manager from March 2003 until June 2004. From June 2002 until February 2003, Mr. Liu was general manager and a director of Beijing Fanenchangmei Advertising Co., Ltd., prior to which he was general manager of Manager magazine from January 2001 until May 2002. In 1999 and 2000, Mr. Liu worked in the enterprise department of the Shenzhen Special Economic Zone Group Company and was assistant manager of Yigao Electronics Co., Ltd. Mr. Liu received a B.A. degree in Chinese literature from Huazhong College of Engineering (now Huazhong Science and Technology University) in 1992.
     Acer Jiawei Zhang joined Focus Media as Vice President — In-store Network in March 2005. Prior to joining Focus Media, Mr. Zhang worked for Media Partners International Holdings Inc. from 2001 to 2004, serving as account director, business director of the Beijing branch office and director of agency relations. While at Media Partners International, Mr. Zhang established a national “key account” service system, improved consulting and client services, and managed the development of its digital outdoor media project. From 1998 to 2001, Mr. Zhang was a sales director for Media Century Holdings Inc. in the Wuhan, Chengdu and Beijing offices. At Media Century, Mr. Zhang assisted with developing new markets and preparing for its domestic initial public offering and assisted in the acquisition of one of its key competitors. Mr. Zhang received a B.A. degree in arts design from Hubei Polytechnic Institute.
     We increased our board of directors from five to seven members when we completed our acquisition of Target Media, and assisted in the nomination and appointment of David Feng Yu, the founder, chairman and chief executive officer of Target Media, and Daqing Qi to fill the additional seats as of February 28, 2006.
Duties Of Directors
     Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A company has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.
B. Compensation
     In 2005, we paid aggregate cash compensation of approximately $512,947 to our directors and executive officers as a group. In 2004 and 2005 and for the three months ended March 31, 2006, we granted to selected directors, officers and employees options to acquire an aggregate 20,643,400, 22,503,630 and 3,000,000 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Option Plans
     Our 2003 Employee Share Option Scheme, or our 2003 Option Plan, was adopted by our board of directors at a meeting on June 1, 2003. Our members and board of directors adopted our 2005 Share Option Plan, or our 2005 Option Plan, in May 2005. Both of our option plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
     Originally, under our 2003 Option Plan, not more than 30% of our share capital was reserved for grants of options. Prior to the adoption of our 2005 Option Plan, we issued options equivalent to 10.87% of our issued share capital under our 2003 Option Plan. Under our 2005 Option Plan, the amount of options we may issue has been reduced to an aggregate of 20% of our share capital, including the 10.87% already granted under our 2003 Option Plan. In addition, during the three years from the adoption of our 2005 Option Plan, we may issue no more than 5% of our share capital for grants of options.
     Under our 2003 Option Plan:
•	In July and August 2004, we granted:
•	options to purchase 12,181,600 shares, representing 3.7% of our pre-offering diluted share capital, to certain members of our board of directors and our management group. Each of these options has an exercise price of $0.24 per share. 8,460,800 of these options vest over three years while the remaining 3,720,800 options vest over one year.

•	options to purchase 8,461,800 shares, representing 2.5% of our pre-offering diluted share capital, to members of our staff. Each of these options has an exercise price of $0.24 per share. 2,159,800 of these options vest over three years while the remaining 6,302,000 options vest over one year.

•	options to purchase 4,564,800 shares, representing 1.4% of our pre-offering diluted share capital, to third-party consultants and advisors. Each of these options have an

•	exercise price of $0.24 per share. 1,310,400 of these options vest over three years while the remaining 3,254,400 options vest over one year.
     Under our 2005 Option Plan:
•	In January 2005, we granted additional options to purchase 1,200,000 of our ordinary shares to some of our directors with an exercise price of $0.58 per share. All of these options vest over three years.

•	In February 2005, we granted:
•	options to purchase 2,000,000 and 2,100,000 of our ordinary shares with an exercise price of $0.58 and $0.75, respectively, to certain of our executive officers and options to purchase 720,000 of our ordinary shares with an exercise price of $0.75 to certain of our employees. All of these options vest over three years.

•	options to purchase 1,240,000 of our ordinary shares to third-party consultants and advisors with an exercise price of $0.75. All of these options vest over three years.
•	In July 2005, we granted:

•	options to purchase 11,683,630 of our ordinary shares with an exercise price of $1.70, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 100,000 of our ordinary shares to a third-party consultant with an exercise price of $1.70. All of these options vest over three years.
     In November 2005, we granted:
•	options to purchase 800,000 of our ordinary shares with an exercise price of $2.60, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 4,000,000 of our ordinary shares with an exercise price of $2.70, to certain of our executive officers and employees. All of these options vest over three years.
•	In March 2006, we granted options to purchase 3,000,000 of our ordinary shares with an exercise price of $5.09, to certain of our executive officers, employees and directors. All of these options vest over three years.
     Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.
     Our compensation committee, which administers our option plans, has wide discretion to award options. Subject to the provisions of our option plans and the above allocation targets, our committee that administers our option plans determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors.
     Generally, to the extent an outstanding option granted under our option plans has not become vested on the date the grantee’s employment by or service with us terminates, the option will terminate and become unexercisable.
     Our board of directors may amend, alter, suspend, or terminate each of our option plan at any time, provided, however, that in order to increase the limit of 20% of our share capital that may be granted as options, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our 2003 Option Plan and our 2005 Option Plan will terminate in June 2013 and May 2015, respectively.
     The table below sets forth the option grants made to our directors and executive officers pursuant to our 2003 and 2005 Option Plan as of March 31, 2006.

	Number of ordinary
	shares to be issued upon	Exercise price per
Name	exercise of options	ordinary share	Date of grant	Date of expiration
	(in U.S. dollars)
Jason Nanchun Jiang	5,882,000	$0.24	August 25, 2004	August 24, 2014
David Feng Yu	*	5.09	March 10, 2006	March 9, 2016
Jimmy Wei Yu	*	$0.24	July 5, 2004	July 4, 2014
Jimmy Wei Yu	*	$0.24	August 25, 2004	August 24, 2014
Jimmy Wei Yu	*	$1.70	July 13, 2005	July 13, 2015
Fuming Zhuo	*	$0.24	August 10, 2004	August 9, 2014
Neil Nanpeng Shen	*	$0.58	January 1, 2005	December 31, 2014
Charles Chao	*	2.60	November 2, 2005	November 1, 2015
Daqing Qi	*	5.09	March 10, 2006	March 9, 2016
Daniel Mingdong Wu	*	$0.58	February 2, 2005	February 1, 2015
Daniel Mingdong Wu	*	$0.75	February 2, 2005	February 1, 2015

	Number of ordinary
	shares to be issued upon	Exercise price per
Name	exercise of options	ordinary share	Date of grant	Date of expiration
	(in U.S. dollars)
Daniel Mingdong Wu	*	$1.70	July 13, 2005	July 13, 2015
July Lilin Wang	*	$0.75	February 2, 2005	February 1, 2015
Ergo Xueyuan Liu	*	$0.24	July 5, 2004	July 4, 2014
Acer Jiawei Zhang	*	$0.75	February 2, 2005	February 1, 2015
Diana Congrong Chen	*	$1.70	July 13, 2005	July 13, 2015
Cindy Yan Chan	*	$1.70	July 13, 2005	July 13, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
C. Board Practices
     Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors. Neither we nor any of our subsidiaries has entered into a contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.
Board Committees
     Our board of directors has established an audit committee, a compensation committee and a nominations committee.
     Audit Committee. Our audit committee currently consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Shen is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.
     Our audit committee is responsible for, among other things:
•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.
     Compensation Committee. Our current compensation committee consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Chao is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).
     Our compensation committee is responsible for:
•	determining and recommending the compensation of our chief executive officer;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers;

•	reviewing and determining share-based compensation for our directors and officers;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
     Nominations Committee. Our current nominations committee consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Zhuo is the chairman of our nominations committee. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).
     Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
D. Employees
     As of March 31, 2006, we had a total of 3,250 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of March 31, 2006:

	Number of
	employees(1)	Percentage
Sales and marketing	744	23%
Operations	1,871	58%
Management and administration	635	19%

Total number of employees	3,250	100%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.
     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.
     Generally we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us.
E. Share Ownership
     Please see Item 6.B. and Item 7.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 21, 2006 and as adjusted to reflect the sale of the ADSs offered in this offering for:
•	each person known to us to own beneficially more than 5% of our ordinary shares and

•	each of our directors and executive officers who beneficially own our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of June 26, 2006, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 523,166,773 ordinary shares outstanding as of the date of this annual report.

Shares beneficially owned
NAME	Number	Percent
Principal Shareholders
JJ Media Investment Holding Ltd./
Jason Nanchun Jiang(1)	87,635,759	16.63%
David Feng Yu	35,584,287	6.80%

Directors and Executive Officers(2)
JJ Media Investment Holding Ltd./
Jason Nanchun Jiang(3)	87,635,759	16.63%
David Feng Yu	35,584,287	6.80%
Jimmy Wei Yu(4)	2,131,925	*
Neil Nanpeng Shen	—	*
Charles Chao	—	—
Fumin Zhuo	—	*
Daqing Qi	—	*
Daniel Mingdong Wu	—	*
Diana Congrong Chen	—	—
July Lilin Wang	—	*
Cindy Yan Chan	—	—
Ergo Xueyuan Liu	—	*
Acer Jiawei Zhang	—	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 83,959,509 ordinary shares owned by JJ Media Investment Holding Ltd. and 3,151,000 and 525,250 options to purchase our ordinary shares owned by Target Sales International Limited and Target Management Group Limited. All of these entities are 100% owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer.

(2)	The address of our current directors and executive officers is c/o 28F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China.

(3)	See note 1.

(4)	Represents 56,250, 496,256, 306,925, 1,237,500 and 78,825 options to purchase our ordinary shares owned by Multimedia Park Venture Capital Ltd., United Capital Investment Group Limited, Media Investment Consulting Limited, Universal Media Consulting Limited and Union Enterprises Group Limited, respectively. These entities are collectively referred to in this annual report as the UCI Entities.

Jimmy Wei Yu, one of our directors, has the sole investment and voting power over the shares owned by the UCI Entities, except with respect to the shares owned by KTB/UCI, for which Jimmy Wei Yu shares the investment and voting power with Wonho Hong. The address of the UCI Entities is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Jimmy Wei Yu disclaims beneficial ownership of the shares owned by the UCI Entities except to the extent of his pecuniary interest therein.
     None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.
     We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

     For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—Market Price Information for Our American Depositary Shares” in this annual report.
B. Related Party Transactions
     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under “Item 10.H Additional Information — Documents on Display” and “Item 19. Exhibits”.
Agreements among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and its Subsidiaries
     We have entered into a series of contractual arrangements with Focus Media Advertisement and its shareholders and subsidiaries, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Focus Media Advertisement and its shareholders and subsidiaries may only be amended with the approval of our audit committee or another independent body of our board of directors.
Transfer of Ownership When Permitted By Law
     Pursuant to the call option agreement, dated as of March 28, 2005, and subsequent participation letters by new subsidiaries of Focus Media Advertisement, by and among Focus Media Technology, Focus Media Advertisement and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, each of Jason Nanchun Jiang, as a shareholder of Focus Media Advertisement, Jimmy Wei Yu, as a shareholder of Focus Media Advertisement and certain of its subsidiaries, and Focus Media Advertisement, as a shareholder of its subsidiaries, has granted Focus Media Technology or its designee an exclusive option to purchase all or part of their equity interests in Focus Media Advertisement, and its subsidiaries, or all or part of the assets of Focus Media Advertisement, in each case, at any time determined by Focus Media Technology and to the extent permitted by PRC law. Pursuant to a separate letter of undertaking entered into by and among us, Focus Media Technology, Jason Nanchun Jiang and Jimmy Wei Yu, dated as of March 28, 2005, each of Jason Nanchun Jiang and Jimmy Wei Yu agrees to pay to Focus Media Technology or us any excess of the purchase price paid for the equity interests in, or assets of, Focus Media Advertisement or its subsidiaries over the respective registered capital of Focus Media Advertisement or its subsidiaries in the event that Focus Media Technology or its designee exercises such option.
Voting Arrangement
     Pursuant to the voting rights proxy agreement, dated as of March 28, 2005, and subsequent participation letters by new subsidiaries of Focus Media Advertisement, by and among Focus Media Technology, Focus Media Advertisement and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, Jason Nanchun Jiang, Jimmy Wei Yu and Focus Media Advertisement have granted a PRC individual designated by Focus Media Technology the right to appoint all of the directors and senior management of Focus Media Advertisement and those subsidiaries that it jointly owns with Jimmy Wei Yu and all of their other voting rights as shareholders of Focus Media Advertisement and its subsidiaries, as the case may be, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of Focus Media Advertisement and its subsidiaries, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreement
     Pursuant to the equity pledge agreement dated as of March 28, 2005, and subsequent participation letters by new subsidiaries of Focus Media Advertisement, by and among Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, each of Jason Nanchun Jiang, Jimmy Wei Yu and Focus Media Advertisement has pledged his or its equity interest in Focus Media Advertisement and its subsidiaries, as the case may be, to Focus Media Technology and Focus Media Digital to secure their obligations under the relevant contractual control agreements to which each is a party, including but not limited to, the obligations of Focus Media Advertisement and its subsidiaries under the technical services agreement and the trademark licence agreement and the obligation of each of Jason Nanchun Jiang and Jimmy Wei Yu under the respective loan agreement dated March 28, 2005, entered into by Focus Media Technology and Jason Nanchun Jiang and Jimmy Wei Yu, pursuant to which Jason Nanchun Jiang obtained a loan in the amount of RMB35.5 million ($4.4 million) from Focus Media Technology for the sole purpose of increasing the registered capital of Focus Media Advertisement and Jimmy Wei Yu received a series of loans from Focus Media Technology for purposes of increasing the registered capital of Focus Media Advertisement, and acquiring certain of our regional distributors, respectively. See “— Loans to Jason Nanchun Jiang and Jimmy Wei Yu”. Under this equity pledge agreement, Jason Nanchun Jiang, Jimmy Wei Yu and Focus Media Advertisement have agreed not to transfer, assign, pledge or otherwise dispose of their interest in Focus Media Advertisement or its subsidiaries, as the case may be, without the prior written consent of Focus Media Technology and Focus Media Digital.
Equity Trust Agreement
     Pursuant to the equity trust agreement by and among Focus Media Advertisement and Focus Media Technology dated as of March 28, 2005, Focus Media Advertisement holds a 9% equity interest in Focus Media Digital in trust for the benefit of Focus Media Technology. Under the equity trust agreement, Focus Media Technology provides trust funds to Focus Media Advertisement to be used for the purchase of a 9% equity interest in Focus Media Digital and Focus Media Technology agrees to be the beneficiary of any profits or other benefit generated that is attributable to the management, use or disposal of the trust funds. Through these arrangements, we have enabled our indirect subsidiary, Focus Media Technology, to beneficially hold an additional 9% of the interest in Focus Media Digital in addition to the 90% equity interest it holds in its own name.
Trademark License Agreement
     Pursuant to the trademark license agreement by and among Focus Media Technology, Focus Media Advertisement and its subsidiaries dated as of March 28, 2005, Focus Media Technology has agreed to license the use of its trademarks to be registered in China to Focus Media Advertisement and its subsidiaries in exchange for a monthly licensing fee of RMB10,000 ($1,247) for each affiliated company using such trademarks.
Cooperation Agreements
     Pursuant to the cooperation agreements by and among New Focus Media Advertisement, Focus Media Advertisement and its subsidiaries, dated as of May 22, 2006, New Focus Media Advertisement entrusted Focus Media Advertisement and its subsidiaries to disseminate advertisements as required by New Focus Media Advertisement in all locations rented by Focus Media Advertisement and its subsidiaries, and to sell advertising time slots for those locations, and each of Focus Media Advertisement and its subsidiaries ensures the allocation of advertising time slots on its respective portion of the advertising network adequate for the dissemination of advertising content as agreed upon between New Focus Media Advertisement and its advertising clients. New Focus Media Advertisement pays a dissemination fee to Focus Media Advertisement and its relevant subsidiaries for dissemination services on a cost-plus basis.
Asset Transfer Agreement
     Pursuant to the asset transfer agreement entered into by and between Focus Media Digital and New Focus Media Advertisement, dated as of December 31, 2005, Focus Media Digital transferred to New Focus Media Advertisement all of its assets relating to its out-of-home LCD television advertising business at fair market value.
Technology Transfer Agreement
     Pursuant to the technology and assets transfer agreement by and between Focus Media Digital and New Focus Media Advertisement, dated as of May 22, 2006, Focus Media Digital transferred to New Focus Media Advertisement all of its technology at a fixed fee.

Advertisement Dissemination Agreement
     Pursuant to the advertisement dissemination agreement by and between New Focus Media Advertisement and Focus Media Advertising Agency, dated as of May 22, 2006, New Focus Media Advertisement agrees to disseminate advertisements for Focus Media Advertising Agency pursuant to the agreements by and among Focus Media Advertising Agency and its clients, and Focus Media Advertising Agency agrees to pay a dissemination fee to New Focus Media Advertisement for the dissemination services.
Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement
     In connection with our acquisition of Framedia, we entered into a series of contractual arrangements with Focus Media Advertisement’s subsidiaries relating to our poster frame network, Framedia Advertisement, New Structure Advertisement, and Guangdong Framedia, each of which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Each of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency, respectively.
Transfer of Ownership When Permitted By Law
     Pursuant to the call option agreements by and among Framedia Investment, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Advertisement and Focus Media Advertising Agency dated as of January 13, 2006 and May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency as the shareholders of Framedia Advertisement, New Structure Advertisement and Guangdong Framedia, have granted Framedia Investment or its designee an exclusive option to purchase all or part of their equity interests in Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, in each case, at any time determined by Framedia Investment and to the extent permitted by PRC law.
Voting Arrangement
     Pursuant to the voting rights proxy agreements by and among Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, Focus Media Advertisement and Focus Media Advertising Agency, dated as of January 13, 2006 and May 22, 2006, Focus Media Advertisement and Focus Media Advertising Agency have granted a PRC individual designated by Framedia Investment the right to appoint all of the directors and senior management of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement and all of their other voting rights as shareholders of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, as the case may be, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreement
     Pursuant to the equity pledge agreements by and among Framedia Investment, Focus Media Advertisement, Focus Media Advertising Agency, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, dated as of January 13, 2006 and May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency has pledged his or its equity interest in Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, as the case may be, to Framedia Investment to secure their obligations under the relevant contractual control agreements to which each is a party, including the obligations of each of Focus Media Advertisement and Focus Media Advertising Agency under the call option agreement and the voting rights proxy agreement with Framedia Investment. Under this equity pledge agreement, Focus Media Advertisement and Focus Media Advertising Agency have agreed not to transfer, assign, pledge or otherwise dispose of their interest in Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, as the case may be, without the prior written consent of Framedia Investment.
Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Focus Media Wireless and Dotad Technology
     In connection with our acquisition of Focus Media Wireless, we entered into a series of contractual arrangements with Focus Media Wireless which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Focus Media Wireless and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Focus Media Wireless is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency.
Transfer of Ownership When Permitted By Law
     Pursuant to the call option agreement by and among Dotad Technology, Focus Media Wireless, Focus Media Advertisement and Focus Media Advertising Agency dated as of May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency as the shareholders of Focus Media Wireless, have granted Dotad Technology or its designee an exclusive option to purchase all or part of their equity interests in Focus Media Wireless, at any time determined by Dotad Technology and to the extent permitted by PRC law.
Voting Arrangement
     Pursuant to the voting rights proxy agreement by and among Dotad Technology, Focus Media Wireless, Focus Media Advertisement and Focus Media Advertising Agency, dated as of May 22, 2006, Focus Media Advertisement and Focus Media Advertising Agency have granted a PRC individual designated by Dotad Technology the right to appoint all of the directors and senior management of Focus Media Wireless and all of their other voting rights as shareholders of Focus Media Wireless, as provided under its articles of association. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the articles of association of Focus Media Wireless, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreement
     Pursuant to the equity pledge agreement by and among Dotad Technology, Focus Media Advertisement, Focus Media Advertising Agency and Focus Media Wireless, dated as of May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency has pledged his or its equity interest in Focus Media Wireless to Dotad Technology to secure their obligations under the relevant contractual control agreements to which each is a party, including the obligations of each of Focus Media Advertisement and Focus Media Advertising Agency under the call option agreement and the voting rights proxy agreement with Dotad Technology. Under this equity pledge agreement, Focus Media Advertisement and Focus Media Advertising Agency have agreed not to transfer, assign, pledge or otherwise dispose of their interest in Focus Media Wireless without the prior written consent of Dotad Technology.
Other Related Party Transactions

Shareholders Agreement
     Pursuant to the terms of the shareholders agreement with all of our existing shareholders, such shareholders are entitled to demand registration rights and piggyback registration rights. At any time after six months following the closing of our initial public offering,
•	any of our shareholders representing a majority of the ordinary shares converted from the Series A convertible redeemable preference shares;

•	any of our shareholders representing a majority of the ordinary shares converted from the Series B convertible redeemable preference shares; or

•	any of our shareholders who are former Target Media shareholders representing 25% of the ordinary shares issued to them as a group as consideration in connection with our acquisition of Target Media;
may require us to effect the registration, on a form other than Form F-3, of the registrable securities then held by such shareholder. In addition, at any time after six months following the closing of our initial public offering, any of our shareholders representing 20% of the ordinary shares converted from the Series C convertible redeemable preference shares may require registration for registrable securities with reasonably anticipated aggregate price (net of selling expenses) of at least US$20 million. We are not obligated to take any action to effect any such registration on more than two occasions each on behalf of each group of shareholders described above or more than once in any six month period or within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
     In addition, holders of any of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than once in any six month period if within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
     Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preference shares, including (i) ordinary shares issued upon conversion of our preference shares, (ii) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares, and (iii) ordinary shares issued pursuant to share splits, share dividends and similar distributions to holders of our preference shares. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.
     Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.
     If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 30% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who have requested their shares to be included in the registration and underwriting.
     We are generally required to bear all of the registration expenses incurred in connection with any registration pursuant to the shareholders agreement.

Loans to Jason Nanchun Jiang and Jimmy Wei Yu
     On June 10, 2003, we, Jason Nanchun Jiang and Jimmy Wei Yu and one of our employees, Yuanzhe Fu, and two of our former employees, Yibing Zhou and Yiqing Hou, executed a loan agreement of indefinite term, under which we agreed to extend to each of Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou a loan in the aggregate amount of RMB10.0 million ($1.2 million) for the sole purpose of establishing and operating Focus Media Advertisement. Each of the above individuals also agreed to pledge to us his respective shares in us to secure each of their respective obligations under the loan agreement. In November 2004, Yuanzhe Fu, Yibing Zhou and Yiqing Hou transferred their share in us to Jimmy Wei Yu and as a result, their respective rights and obligations under the loan agreement were assumed by Jimmy Wei Yu. As of March 31, 2006, the full amount of the loan remained outstanding. We granted this loan without interest and it is payable on demand with thirty days’ prior notice to Mr. Jiang and Mr. Yu. Pursuant to the loan agreements entered into by Focus Media Technology and Jason Nanchun Jiang and Jimmy Wei Yu, respectively, Jason Nanchun Jiang obtained a loan in the amount of RMB35.5 million ($4.4 million) from Focus Media Technology for the sole purpose of increasing the registered capital of Focus Media Advertisement and Jimmy Wei Yu received a series of loans totaling RMB5,085,000 ($628,394) from Focus Media Technology for purposes of increasing the registered capital of Focus Media Advertisement and acquiring certain of our regional distributors, respectively. As of March 28, 2005, the full amounts of the loans to Messrs. Jiang and Yu remained outstanding. Focus Media Technology granted these loans without interest. The loans have a term of ten years starting from March 28, 2005 and are payable in full at the end of such ten-year term or, with thirty-days’ written notice from Focus Media Technology to Messrs. Jiang and Yu, on demand. These loan arrangements have been acknowledged and confirmed by the relevant parties in the loan agreement between Focus Media Technology and Jason Nanchun Jiang and in the loan agreement by and among Focus Media Technology, Focus Media Advertisement and Jimmy Wei Yu, both dated March 28, 2005.
Loan from Relative of Jason Nanchun Jiang
     In March 2006, Weiqiang Jiang, the father of Jason Nanchun Jiang, provided a short-term loan to us of RMB 20.0 million ($2.5 million) to relieve a temporary shortage of Renminbi we were experiencing at that time. The loan is unsecured and was provided to us at no interest. As of March 31, 2006, the full amount of the loan remained outstanding. The loan will become due and payable in full on June 30, 2006.
Transactions with Everease
     Prior to establishing our business, Jason Nanchun Jiang, our founder, chairman and chief executive officer, served as the chief executive officer of Everease from 1994 to 2003. Everease and our company were considered to be under common control and any transaction we entered into with Everease were treated as related party transactions. Starting in the first quarter of 2005, Everease ceased to be our related party. Our previous related party transactions with Everease are described below.
Asset and Business Purchase Agreement
     Pursuant to the asset and business purchase agreement entered into between Everease and Focus Media Advertisement dated July 2003, Focus Media Advertisement purchased equipment and assets from Everease for a consideration of RMB10 million ($1.2 million). The equipment consisted primarily of LCD flat-panel displays and the business and other assets consisted of contracts and other operations in connection with Everease’s operation of the flat-panel displays in commercial locations.
Transfer Agreement
     Pursuant to the transfer arrangements among Everease, Jason Nanchun Jiang and Focus Media in May 2003, Everease and Jason Nanchun Jiang transferred certain know-how in connection with flat-panel display synchronization technology to us for a fee of $750,000. The know-how consisted primarily of technology and engineering concepts used in the synchronization of our network panels that are placed in close proximity to one another as well as other related expertise and knowledge provided by Mr. Jiang in his services to us.

Everease Non-Competition Agreement
     Pursuant to the Everease Non-competition Agreement between Everease and us, dated as of November 2004, Everease, its affiliates, or its directors, officers or employees have agreed not to disclose any confidential information regarding Focus Media to any third-party without our written consent. In addition, for so long as Jason Nanchun Jiang continues to hold any equity interest in our company and for two years thereafter, none of Everease, its affiliates, or its directors, officers or employees may (i) engage in, or lend its name to, any business that competes with our business, (ii) deal in a competitive manner with any of our customers, (iii) solicit any of our directors, officers, employees or agents to become directors, officers, employees or agents of others entities, or (iv) engage in any business conducted under a name that is the same as, or similar to, ours or any trade name used by us where the use of such name is reasonably likely be confused for our name. Everease entered into the non-competition agreement in consideration of its business relationship with us at the time, which relationship was subsequently terminated, and received no cash or other monetary compensation.
Cooperation and Transfer Agreements
     Everease and Beijing Suodi Advertising Co., Ltd., or Suodi Advertising, entered into a series of project cooperation agreements in February, April and June 2003 under which Suodi Advertising agreed to develop Everease’s flat-panel television advertising network by entering into display placement agreements, to sell advertising time slots on Everease’s advertising network and to maintain the flat-panel displays on the network. In August 2003, Everease, Suodi Advertising and Focus Media Advertisement entered into a transfer agreement under which Everease transferred to Focus Media Advertisement all of its rights and obligations under its original project cooperation agreements with Suodi Advertising.
Advertising Services Provided to Everease
     We have provided our advertising services to Everease in the aggregate amounts of $978,058 and $1.2 million in 2003 and 2004, respectively. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis. Starting in the first quarter of 2005, Everease ceased to be our related party.
Transactions with Entities Affiliated with Jimmy Wei Yu
     We have provided our advertising services to certain companies for which Jimmy Wei Yu, one of our directors, also serves as a director. The advertising service revenue for these services totalled in the aggregate $120,821, $2.2 million, $5.0 million and $2.7 million in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. As of March 31, 2006, $2.9 million remained outstanding.
     These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Ctrip.com International
     We have provided our advertising services to Ctrip.com International, Limited, which is affiliated with Neil Nanpeng Shen, one of our directors, in the aggregate amount of $nil, $43,662, $264,120 and $40,719 in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. Amounts due from Ctrip International in connection with these advertising services totalled $44,895 as of March 31, 2006. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
C. Interests of Experts and Counsel
     Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report.
Legal Proceedings
     On March 16, 2006, Shanghai Xicheng Cultural Dissemination Co., Ltd., also referred to as CGEN, brought a suit against us in [Shanghai municipal court] on the grounds of unfair competition. CGEN, which is developing a network of flat-panel displays in hypermarkets and supermarkets, claims to have established an exclusive business relationship with the Hymart chain of supermarkets in Shanghai. Hymart notified us that it had requested in writing to terminate its relationship with CGEN. In CGEN’s pleadings, it alleges that Focus Media encouraged and supported Hymart to allegedly violate its agreement with CGEN, resulting in losses to CGEN. In its pleadings, CGEN has requested that the court order Focus Media to cease any alleged unfair competitive behavior, to undo the effects of any alleged unfair competition and to pay RMB 13,570,920 (US$1.7 million) to CGEN. We intend to defend against CGEN’s claims to the fullest extent of the law. However, there can be no assurance that we will prevail in any such litigation. We believe the outcome of this suit, even if adversely determined, will not have a material adverse effect on our business or results of operations.
     Except as disclosed above, we are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.
Dividend Policy
     We have not previously declared any dividends. In 2004, we recorded deemed dividends of $8.3 million, $2.2 million and $13.4 million in connection with our Series A, Series B and Series C-1 and Series C-2 convertible redeemable preference shares, of which $4.9 million of the deemed dividend related to the difference between the fair value at that time of the Series C-1 convertible redeemable preference shares and ordinary shares in connection with a sale of 9,729,600 ordinary shares by Jason Nanchun Jiang, our chairman and CEO, to a third-party investor, which shares were redesignated as Series C-1 convertible redeemable preference shares. These deemed dividends were not cash dividends and upon conversion of our Series A, Series B and Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares, we are no longer required to record deemed dividends prospectively. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
     Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. In addition, we can pay dividends only out of our profits or other distributable reserves. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. Any dividend will be distributed by the depositary, in the form of cash or additional ADSs, to the holders of our ADSs. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.
B. Significant Changes
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

•	On January 1, 2006, we completed our acquisition of Framedia, which operates a network of Framedia. Under the terms of the transaction we acquired Framedia from the seller parties for $39.6 million in cash and 22,157,003 of our ordinary shares, subject to an earnout payment and other adjustments.

•	On January 1, 2006, we entered into a share purchase agreement with Shenzhen E-Times Advertising Company and Skyvantage Group Limited, which owns and operates an in-elevator poster frame advertising network placed in commercial and residential buildings mainly in Shenzhen and Guangzhou, China. Shenzhen E-times’ poster frame network will be combined with Framedia’s existing poster frame networks.

•	On February 28, 2006, we completed our acquisition of Target Media Holdings, its affiliated PRC entity Shanghai Target Media and its subsidiary Target Multi-Media, by purchasing 100% of the shares of Target Media Holdings from its shareholders.

•	In January and February 2006, we and certain of our pre-IPO shareholders successfully completed a secondary offering. In this offering, including the over-allotment option exercised by the underwriters, we sold 1,500,000 ADSs and the selling shareholders sold an additional 5,915,389 ADSs to the public.

•	In March 2006, we acquired Dotad Mobile Holdings, which we subsequently renamed Focus Media Wireless Co., Ltd., or Focus Media Wireless, which is a provider of mobile phone advertising services delivered to mobile wireless phone users accessed through wireless service providers in China.

•	In April 2006, we commenced operation of our new outdoor LED network, which consists of 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai and which displays commercials on a repeating six-minute cycle.

•	On June 21, 2006, we and certain of our pre-IPO shareholders successfully completed a follow-on public offering. In this offering, including the over-allotment option exercised by the underwriters, we sold 1,600,000 ADSs and the selling shareholders sold an additional 6,100,000 ADSs to the public.
     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs, each representing ten of our ordinary shares, have been listed on the Nasdaq National Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. For the period from July 13, 2005 to June 21, 2006 the trading price of our ADSs on Nasdaq has ranged from US$17.60 to US$69.95 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market Inc. for each month since July 2005.

	SALE PRICE
	HIGH	LOW
	US$	US$
MONTHLY HIGHS AND LOWS
2005 (from July 13)
July (from July 13 until July 31)	21.00	17.60
August	22.09	18.25
September	27.00	18.25
October	27.31	22.50
November	31.94	26.00
December	35.30	29.70

	SALE PRICE
	HIGH	LOW
	US$	US$
2006
January	53.34	34.51
February	56.95	47.71
March	59.99	50.00
April	65.15	54.00
May	69.95	60.14
June (through June 23)	68.69	50.84
     As of June 21, 2006, a total of 29,765,452 ADSs were outstanding. As of June 21, 2006, 297,654,520 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing ten of our ordinary shares, have been trading on the Nasdaq National Market since July 13, 2005 under the symbol “FMCN.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-134714), as amended, first filed with the Commission on June 2, 2006.

C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business or other than those described below and elsewhere in this annual report.
     E-Times
     In January 2006, for an aggregate purchase price of $5.0 million, we acquired the assets of Shenzhen E-Times Advertising Co., Ltd. and the equity of Skyvantage Group Limited, which operated a local out-of-home poster frame advertising network placed in commercial and residential buildings. We refer to these entities collectively as E-Times. Following our acquisition of E-Times and, as described below, Framedia, we combined Framedia and E-Times’ networks, which were substantially similar businesses, and now market our poster frame network under the brand name “Framedia”.
     Framedia
     On January 1, 2006, we completed the acquisition of Infoachieve, and its affiliate Framedia Advertisement by purchasing 100% of the shares of Infoachieve from Total Team, through which Infoachieve held their respective interests in Infoachieve. Framedia installs and deploys poster frames mainly inside elevators and throughout the public areas of residential complexes in major cities in China and sells frame space to advertising clients.
Share Purchase Agreement
     On October 15, 2005, we entered into a share purchase agreement to acquire the business of Infoachieve, its subsidiary and affiliated PRC entities, by purchasing 100% of the shares in Infoachieve from Total Team. Infoachieve, Total Team and its shareholders are referred to as the seller parties below.
     The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the share purchase agreement.
     Structure. We acquired 100% of the shares of Infoachieve, which controls its affiliates Framedia Advertisement, New Structure Advertisement and Guangdong Framedia through contractual relationships with Framedia Advertisement, New Structure Advertisement and Guangdong Framedia and their shareholders. Under the share purchase agreement, we gain control of Framedia Advertisement, New Structure Advertisement and Guangdong Framedia by gaining the right (i) to appoint their equity holders and (ii) to take over the contractual arrangements among Infoachieve, Framedia Advertisement, New Structure Advertisement and Guangdong Framedia and their equity holders.
     Purchase Price. On December 15, 2005, we paid the shareholders of Infoachieve $39.6 million in cash. At the closing on January 1, 2006, we also issued to the former shareholders of Infoachieve 19,306,840 Focus Media ordinary shares. We also issued 2,850,163 of our ordinary shares to Total Team in consideration for their cancellation of the share option plan of Infoachieve prior to our acquisition of it. Depending on Framedia’s achievement of an earnings target in 2006, we may issue additional Focus Media ordinary shares to Total Team in an amount no greater than $88.0 million as an earnout payment plus 400,000 ordinary shares that we withheld from the initial share consideration pending Framedia’s attainment of certain benchmarks, so that the maximum aggregate payment for our acquisition of Framedia will be $183.0 million. All shares issued or issuable to Total Team in connection with our acquisition of Framedia are valued at a fixed price of $2.456 per share and locked up for a specified period of time.

     Representations and Warranties. In the share purchase agreement, the seller parties made customary representations and warranties to us, which representations and warranties survive for a period of two years following the closing date, and we made customary representations and warranties to the seller parties, which representations and warranties survive for a period of six months following the closing date.
     Covenants. During the period from the date of the share purchase agreement to the earnout payment date, Infoachieve and the other seller parties have agreed to operate Framedia’s business in the ordinary course of business and to use commercially reasonable efforts to preserve its business intact and preserve its relationships with customers, suppliers, employees and others doing business with Framedia. In furtherance of these covenants, from the date of the share purchase agreement until the closing date, Infoachieve and Framedia have agreed not to take actions as specified in the share purchase agreement, without our prior written consent.
     The share purchase agreement also includes customary covenants relating to, among other things, notification of certain matters, access to information, public announcements, non-competition of certain persons, treatment of related party accounts, agreement to pay back or cancel all outstanding loans of Framedia, preparation of financial accounts; and to allow us to appoint certain management members to Framedia prior to the closing date. The share purchase agreement also contains covenants requiring us to enable the seller parties to operate Framedia as an independent business unit in 2006, and to retain certain existing senior management of Framedia.
     Voting Rights. Under the terms of the share purchase agreement, after we issue shares to Total Team on behalf of the seller parties, each of the shareholders of Total Team is required to exercise their voting rights in Focus Media’s shares independently of each other and Total Team’s authorized representative is required to solicit a proxy statement from each shareholder indicating how the votes to which each shareholder is entitled should be voted. In the event a shareholder does not provide a proxy from a shareholder, the shareholder will be deemed to have abstained and Total Team will not be entitled to cast such votes.
     Indemnification. The seller parties have agreed to indemnify us for damages resulting from inaccuracies of their representations and warranties or failure to perform their obligations under the share purchase agreement. The seller parties’ indemnification obligation is limited to the total consideration we are to pay to them. If the seller parties indemnify us using our common shares, the value of such shares shall be the value of the shares when any indemnified losses become payable. If the seller parties’ lock-up agreements are still in effect at such time, they may dispose of only those shares that cover the amount of the indemnified losses.
     We have agreed to indemnify the seller parties for damages resulting from inaccuracies of our representations and warranties or failure to perform our obligations under the share purchase agreement. Our indemnification obligation is limited to the total consideration (excluding any earnout payment) to be paid to the seller parties.
Control Over Framedia
     We have entered into a series of agreements with Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and its current shareholders and New Structure Advertisement that provide us with effective control over Framedia Advertisement, Guangdong Framedia and New Structure Advertisement while enabling the Framedia business to be consolidated with Infoachieve. These agreements are substantially similar to the control agreements we have entered into with Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its shareholders and subsidiaries. See “Item 4.C Information on Our Company—Organization Structure— Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement”.
Target Media
     On February 28, 2006, we acquired Target Media Holdings, its affiliated PRC entity Shanghai Target Media and its subsidiary Target Multi-Media, by purchasing 100% of the shares of Target Media Holdings from its shareholders. Target Media and several of its principal shareholders, including David Feng Yu, its chairman of the board of directors and SII International Holding Limited, are referred to as the seller parties. Collectively, Target Media’s shareholders, including The Carlyle Group, are referred to as the Target Media selling shareholders.
     The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the share purchase agreement filed as an exhibit to our registration statement.
     Purchase Price. We have agreed to pay the shareholders of Target Media US$94 million in cash, subject to a working capital adjustment, and 77 million Focus Media ordinary shares. The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing on February 28, 2006. The second installment of $25 million was paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006, and may be increased or decreased based on a calculation of Target Media’s net working capital as of the closing date. All of the Focus Media ordinary shares delivered at closing under the share purchase agreement were newly issued shares.
     Focus Media Options. We have also granted options to purchase up to 3,000,000 Focus Media ordinary shares to an agreed upon list of current employees of Target Media who entered into new employment agreements with Focus Media.
     Representations and Warranties. In the share purchase agreement, the seller parties made customary representations and warranties to us, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely. In the definitive share purchase agreement, the Target Media selling shareholders also made customary representations and warranties to us, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely. In the definitive share purchase agreement, we made customary representations and warranties to the Target Media selling shareholders, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely.
     Covenants. The definitive share purchase agreement includes customary covenants relating to, among other things, notification of certain matters, public announcements, non-competition of certain persons, treatment of related party accounts and preparation of financial accounts. The share purchase agreement also contains covenants requiring us to enter into employment agreements with key employees of Target Media.
     We agreed under the definitive share purchase agreement and the employment agreement with Mr. David Feng Yu to appoint him as co-chairman of the board of directors and president of Focus Media upon the completion of the acquisition. He is in charge of developing our outdoor LED network. We also agreed to increase our board of directors from five to seven members at closing, and to assist in the nomination and appointment of David Feng Yu, the founder, chairman and chief executive officer of Target Media, and a nominee of David Feng Yu to fill the additional seats at the first annual meeting of our shareholders following the closing. The director nominated by David Feng Yu will qualify as an independent director for the purpose of complying with NASDAQ listing standards and Sarbanes-Oxley Act requirements so that a majority of our board of directors continues to be independent. See “Item 6.A Directors, Senior Management and Employees—Directors and Senior Management”. We have also agreed to permit The Carlyle Group to appoint an observer to our board of directors for a limited period of time.
     Indemnification. The seller parties have agreed to indemnify us for damages resulting from inaccuracies of their representations and warranties or failure to perform their obligations under the share purchase agreement; losses arising out of indebtedness of Target Media not reflected in its financial statements; losses arising out of or pursuant to terms of the contracts of Target Media that were not disclosed to us prior to the closing date due to their commercially sensitive nature and those terms are not in the ordinary course of business of Target Media; and certain tax liabilities.
     Two Target Media selling shareholders that hold an approximately 49.7% equity interest in Target Media, or collectively, the Controlling Target Media Selling Shareholders, have agreed to indemnify us for damages resulting from inaccuracies of representations and warranties in relation to Target Media and the Controlling Target Media Selling Shareholders, respectively, or failure of Target Media or the Controlling Target Media Selling Shareholders

to perform their respective obligations under the share purchase agreement. The Target Media selling shareholders other than the Controlling Target Media Selling Shareholders and The Carlyle Group, or collectively, the Non-Controlling Target Media Selling Shareholders, have agreed to indemnify us for damages resulting from inaccuracies of representations and warranties in relation to Target Media and the Non-Controlling Target Media Selling Shareholders, respectively, or failure of the Non-Controlling Target Media Selling Shareholders to perform their obligations under the share purchase agreement. The Carlyle Group has agreed to indemnify us for damages resulting from inaccuracies of representations and warranties in relation to The Carlyle Group, or failure of The Carlyle Group to perform its obligations under the share purchase agreement.
     The indemnification obligations of all Target Media selling shareholders (excluding The Carlyle Group) are limited to US$80 million, provided that the Controlling Target Media Selling Shareholders shall be responsible for indemnifying us up to $325 million for additional losses arising out of several specified claims, including such contracts not disclosed to us prior to the closing of the acquisition, which contracts contain clauses that are out of ordinary course of Target Media’s business. The indemnification obligation of The Carlyle Group is limited to $16.3 million, except for a breach with respect to their ownership of the shares they are selling to us.
     For so long as the shares received by Target Media selling shareholders in this acquisition are restricted from sales in the open market by either the lock-up, or securities laws, the Target Media selling shareholders have the right to settle any indemnification obligation by paying us in kind with our ordinary shares, valued at one-tenth of the closing price of our ADSs (each of which represents ten of our ordinary shares) on the business day prior to the payment of such shares.
     We have agreed to indemnify the seller shareholders for damages resulting from inaccuracies of our representations and warranties or failure to perform our obligations under the share purchase agreement. Certain of our indemnification obligations are capped at $39 million, while several specified indemnification obligations of our company are capped at the total consideration to be paid to the selling shareholders.
Focus Media Wireless
     In March 2006, Focus Media acquired Dotad Media Holdings Limited, or Dotad Holdings, and its wholly-owned PRC subsidiary Dotad Technology and their affiliated PRC operating company, now called Beijing Focus Media Wireless Co., Ltd., or Focus Media Wireless, which operate a WAP-based advertisement delivery platform in China through China Mobile and China Unicom’s mobile networks. Following our acquisition of Dotad Holdings, we rebranded the company under the brand name Focus Media Wireless. Under the terms of the transaction, Focus Media acquired 100% of the equity of Dotad for a purchase price of $15.0 million in cash. In addition under the terms of the agreement, if Focus Media Wireless attains net income of at least $5 million and $8 million during the twelve month periods ended March 31, 2007 and March 31, 2008, respectively, for each of these two net earnings attainments, we will issue 1,500,000 of our ordinary shares to the seller parties.
D. Exchange Controls
     Our operating businesses are currently conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.
     In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.
     On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above.
     According to Notice 75:
•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.
     Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
     As a Cayman Islands company, and therefore a foreign entity, if Focus Media Holding purchases the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.
     As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all the shareholders in Focus Media Holding who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

E. Taxation
Cayman Islands Taxation
     The following discussion of the material Cayman Islands federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill & Pearman, our special Cayman Islands counsel.
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADS, or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
     Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:
     (1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
     (2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.
     The undertaking for us is for a period of twenty years from May 3, 2005.
United States Federal Income Taxation
     The following discussion, to the extent that it states matters of law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel, on the material United States federal income tax consequences of the ownership of our ADSs as of the date hereof. Except where noted, it deals only with ADSs held as capital assets. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
     Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR ADSS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
     As used herein, the term “United States Holder” means a beneficial holder of an ADS that is:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust which either (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     If a partnership holds ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs, you should consult your tax advisors.
ADSs
     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Shares for ADSs will not be subject to United States federal income tax.
     The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States Holders, as described below.

Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate United States Holders could be affected by future actions that may be taken by the United States Treasury.
Taxation of Dividends
     Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq National Market, will be readily tradable on an established securities market in the United States. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.
     Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of the new ADSs, ordinary shares or rights so received will be determined by allocating the your basis in the old ADSs between the old ADSs and the new ADSs, ordinary shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if:
•	the fair market value of the rights is less than 15 percent of the fair market value of the old ADSs at the time of distribution, unless you elect to determine the basis of the old ADSs and of the rights by allocating the adjusted basis of the old ADSs between the old ADSs and the rights, or

•	the rights are not exercised and thus expire.
Passive Foreign Investment Companies
     We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2005, we do not expect to be a passive foreign investment company (“PFIC”), for 2006, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.
     We will be a PFIC for any taxable year in which:
•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
     For this purpose, passive income includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
     The determination of whether we are a PFIC is made annually for each taxable year of the Company. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. We could become a PFIC, for example though a combination of factors, such as a failure to spend a sufficient amount of the net proceeds of the offering (resulting in our holding cash, a passive asset) coupled with a decrease in the price of our Shares (resulting in a decrease in the value of our goodwill, an active asset). Because of the fact specific nature of the inquiry, we cannot predict at this time what portion of the net proceeds we would need to spend in order to avoid PFIC status. If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules discussed below.
     If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs in any year in which we are classified as a PFIC.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available because the ADSs will be listed on the Nasdaq National Market, which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that the ADSs will be “regularly traded”.
     If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
     Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
     Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
     You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
     Subject to the discussion above under “Passive Foreign Investment Companies”, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs in an amount equal to the difference between the amount realized for the ADSs and your tax basis in the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.
Information Reporting and Backup Withholding
     Information reporting will apply to dividends in respect of our ADSs and the proceeds from the sale, exchange or redemption of our ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
     PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
     We have previously filed with the Commission our registration statements on Form F-1 and prospectuses under the Securities Act of 1933, as amended, with respect to our ADSs.

     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this annual report.
     We will furnish to Citibank, N.A., as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
     We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.
I. Subsidiary Information
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interests rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
Foreign Currency Risk
     Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. See “Item 3.B. — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses”.
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8)%, 1.2%, 3.9% and 1.8% in 2001, 2002, 2003, 2004 and 2005, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of fiscal 2003, 2004 and 2005.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. Modifications of Rights
     Upon the closing of our acquisition of Target Media, we amended our shareholder’s agreement to grant the former shareholders of Target Media registration rights with regard to the Focus Media ordinary shares we issued to such former Target Media shareholders. Such shareholders are now entitled to demand registration rights and piggyback registration rights under our amended and restated shareholders agreement. At any time after six months following the closing of our initial public offering,
•	any of our shareholders representing a majority of the ordinary shares converted from the Series A convertible redeemable preference shares;

•	any of our shareholders representing a majority of the ordinary shares converted from the Series B convertible redeemable preference shares;

•	any of our shareholders representing 20% of the ordinary shares converted from the Series C convertible redeemable preference shares; and

•	since the closing of our acquisition of Target Media, any of the former Target Media shareholders representing 25% of the ordinary shares issued to them as a group as consideration in connection with our acquisition of Target Media;
may require us to effect the registration, on a form other than Form F-3, of at least 25% of the registrable securities then outstanding. We are not obligated to take any action to effect any such registration on more than two occasions each on behalf of each group of shareholders described above or more than once in any six month period or within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
     In addition, holders of any of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than once in any six month period if within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
E. Use of Proceeds
     The following “Use of Proceeds” information relates to
•	the registration statement on Form F-1 (File No. 333-125785) (the “IPO Registration Statement”) for our initial public offering of 7,757,500 ADSs, for an aggregate offering price of $131,877,500, which

IPO Registration Statement was declared effective by the SEC on July 12, 2005 and was terminated after all of the registered securities were sold;

•	the registration statements on Form F-1 (File No. 333-131065) (the “Follow-on Registration Statement”) and on Form F-1MEF (File No. 333-131312 (the “462(b) Registration Statement”) for our follow-on public offering of 1,500,000 ADSs, for an aggregate offering price of $65,250,000, which Follow-on Registration Statement was declared effective by the SEC on January 26, 2006 and which 462(b) Registration Statement was effective upon filing on January 27, 2006 and each of which was terminated after all of the registered securities were sold; and

•	the registration statement on Form F-1 (File No. 333-134714) (the “Second Follow-on Registration Statement”) and on Form F-1MEF (File No. 333-135062) (the “Second 462(b) Registration Statement”) for our second follow-on offering of 1,600,000 ADSs, for an aggregate offering price of $86,400,000, which Second Follow-on Registration Statement was declared effective by the SEC on June 15, 2006 and which Second 462(b) Registration Statement was effective on filing on June 16, 2006, and each of which was terminated after all of the securities were sold.
     We received net proceeds of approximately $118.2 million from our initial public offering and net proceeds of approximately $61.8 million from our follow-on public offering. None of the transaction expenses for either offering included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.
     We used the net proceeds received from our initial public offering as follows: approximately $63.1 million for acquisitions, approximately $19 million for capital expenditures in connection with the expansion of our commercial location and in-store networks, approximately $35 million was invested in available-for-sale government securities, approximately $1.1 million for expenses incurred in connection with strengthening internal controls and with being a public company, as well as for general corporate purposes. As of May 30, 2006, all of the net offering proceeds from our initial public offering had been applied.
     Goldman Sachs (Asia) L.L.C., Credit Suisse, CIBC World Markets and Piper Jaffray were the underwriters for our initial public offering. December 31, 2005, all of the net offering proceeds from our initial public offering had been applied.
     We used the net proceeds received from our follow-on public offering as follows: approximately $58.8 million for acquisitions, approximately $3.0 million for capital expenditures in connection with the expansion of our commercial location and in-store networks, As of May 30, 2006, all of the proceeds of our first follow-on offering had been applied.
     Goldman Sachs (Asia) L.L.C., Credit Suisse, Citigroup Global Markets Inc., Morgan Stanley and Piper Jaffray were the underwriters for our first follow-on public offering.
     We intend to use the net proceeds received from our follow-on public offering as follows: approximately $24.0 million for the final cash installment in connection with our acquisition of Target Media, approximately $20.0 million for capital expenditures in connection with the expansion of our out-of-home television networks, approximately and the remainder for general corporate purposes.
     Credit Suisse, Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets, Inc., Lehman Brothers Inc. and Piper Jaffray were the underwriters for our follow-on public offering.
ITEM 15. CONTROLS AND PROCEDURES
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission. In addition, we established a Disclosure Committee in mid-2006 to assist us in fulfilling our responsibility for oversight of the accuracy and timeliness of our periodic reports filed with the Securities and Exchange Commission.
     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Neil Nanpeng Shen and Charles Chao qualify as audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.
ITEM 16B. CODE OF ETHICS
     Our board of directors adopted a code of business conduct and ethics on April 16, 2005, which is applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website at: http://nocache.corporate-ir.net/media_files/irol/19/190067/corp_gov/Conduct_and_Ethics.pdf.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, for the years indicated.

	For the year ended December 31,
	2004	2005
	$	$
	(in thousands)
Audit Fees (1)	300,000	711,000
Audit-related Fees (2)	—	—
Tax Fees (3)	14,000	46,000
All Other Fees (4)	—	—

Total	314,000	757,000

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning [financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information].
(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our tax compliance activities.
(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.
     Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent registered public accounting firm. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services, as described above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

PART III
ITEM 17. FINANCIAL STATEMENTS
     The Registrant has elected to provide the financial statements and related information specified in Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The following is a list of the audited financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

Page
Financial Statements of Focus Media Holding Limited
Report of Independent Registered Public Accounting	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and as of March 31, 2006 (unaudited)	F-3
Consolidated Statements of Operations for each of the years ended December 31, 2003, 2004 and 2005 and for the three month period ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) and Comprehensive Income (Loss) for the years ended December 31, 2003, 2004 and 2005 and for the three month period ended March 31, 2006 (unaudited)
F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the three month period ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-6
Notes to the Consolidated Financial Statements	F-8

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits
1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1†	Specimen Ordinary Share Certificate.

4.2†	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3†	Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers, Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of (i) the corporate structure of Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. and contractual arrangements among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, (ii) the corporate structure of Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and contractual arrangements among Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu and (iii) the corporate structure of Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd., Beijing Focus Media Wireless Technology Co., Ltd., Jason Nanchun Jiang and Jimmy Wei Yu.

8.1*	Form of opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

8.2*	Form of opinion of Simpson Thacher & Bartlett LLP regarding United States federal taxation matters.

10.1†	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.2†	Technology License and Service Agreement, dated March 28, 2005, by and among Focus Media Digital Information Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisements Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.3†	Business Cooperation Agreement, dated March 28, 2005, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.4†	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5†	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.6†	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.7†	Trust Agreement, dated March 28, 2005, by and between Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.8†	Trademark License Agreement, dated March 28, 2005, by and among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries.

10.9†	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10†	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11†	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12†	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

Exhibit
Number	Description of Exhibits
10.13†	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004.

10.14†	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004.

10.15†	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003.

10.16†	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communication Company, dated as of November 2004.

10.17†	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003.

10.18†	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003.

10.19†	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003.

10.20†	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.21†	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003.

10.22†	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.23†	Share Option Plan 2005.

10.24††	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.25††	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.26††	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.27††	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.28††	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.29††	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.30††	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.31††	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.32††	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.33††	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.34††	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.35††	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.36††	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.37††	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.38††	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.39††	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.40††	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.41††	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.42††	Equity Pledge Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.43††	Call Option Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.44††	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.45††	Equity Pledge Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.46††	Call Option Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.47††	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.48††	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein.

10.49††	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders.

10.50††	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Wireless Holdings Co., Ltd.

10.52*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.53*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.54*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.55*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.61*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.64*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.88*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.89*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.90*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94*	Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95*	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96*	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1	Consent of Conyers, Dill & Pearman.

15.2	Consent of Global Law Office.

21.1*	List of Subsidiaries.

23.4*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2).

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-134714).

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-125785).

††	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-131065).

\

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited

By:	/s/ Jason Nanchun Jiang

Name:	Jason Nanchun Jiang
Title:	Chairman and Chief Executive Officer
Date: June 28, 2006

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2003, 2004 and 2005 and as of March 31, 2006 (unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-4
 Consolidated statements of shareholders’ equity (deficiency) and comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 (unaudited)
F-5
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-6
Notes to the consolidated financial statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
FOCUS MEDIA HOLDING LIMITED
       We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and its subsidiaries (the “Group”) as of December 31, 2003 and 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income (loss), and cash flows for the years ended December 31, 2003 and 2004 and 2005, and related financial schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and its subsidiaries as of December 31, 2003 and 2004 and 2005 and the results of its operations and its cash flows for the above stated years in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 2, 2006

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
				March 31,
	2003	2004	2005	2006

				(Unaudited)
	(In U.S. Dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$716,388	$22,669,106	$36,653,180	$41,862,726
Investment in available-for-sale securities	—	—	34,835,850	34,792,100
Accounts receivable, net of allowance for doubtful accounts of $nil, $173,837, $396,657 and $782,210 in 2003, 2004, 2005 and as of March 31, 2006 (unaudited)	1,409,461	6,619,949	22,235,408	37,250,248
Inventories	90,950	1,243,140	479,529	605,290
Prepaid expenses and other current assets	148,906	2,109,468	45,363,833	7,810,070
Amounts due from related parties	252,576	2,740,032	2,073,329	2,982,256

Total current assets	2,618,281	35,381,695	141,641,129	125,302,690
Rental deposits	570,904	1,606,378	11,819,095	13,245,315
Equipment, net	1,978,399	9,197,143	43,694,888	70,993,193
Acquired intangible assets, net	—	708,306	1,157,920	30,881,195
Goodwill	—	9,058,086	13,298,072	406,790,780
Long-term investments	12,082	12,088	—	1,117,843
Other long term assets	—	—	—	220,553
Deferred tax assets	126,769	450,963	742,914	193,506

Total assets	$5,306,435	$56,414,659	$212,354,018	$648,745,075

Liabilities, mezzanine equity and shareholders’ equity (deficiency)
Current liabilities:
Short-term bank loans	$—	$—	$991,301	$1,247,349
Other short-term loans	—	—	—	6,776,335
Accounts payable	436,244	607,091	5,847,530	8,279,605
Accrued expenses and other current liabilities	561,234	6,591,435	11,746,902	71,414,099
Amounts due to related parties	2,013,898	—	—	2,496,212
Short-term loan from a shareholder	500,000	—	—	—
Income taxes payable	608,275	1,435,486	2,108,071	2,188,412

Total current liabilities	4,119,651	8,634,012	20,693,804	92,402,012
Commitments (Note 20)
Minority interest	3,722	80,692	245,563	459,758
Mezzanine equity
Series A convertible redeemable preference shares ($0.00005 par value; 41,967,400 shares authorized and nil, 41,967,400, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	—	6,295,110	—	—
Series B convertible redeemable preference shares ($0.00005 par value; 48,191,600 shares authorized and nil, 48,191,600, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	—	12,062,696	—	—
Series C-1 convertible redeemable preference shares ($0.00005 par value; 34,054,000 shares authorized and nil, 34,054,000, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited) , respectively)	—	17,500,350	—	—
Series C-2 convertible redeemable preference shares ($0.00005 par value; 34,053,400 shares authorized and nil, 34,053,400, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	—	17,415,000	—	—
Shareholders’ equity (deficiency)
Ordinary shares ($0.00005 par value; 1,000,000,000, 885,516,600 ,19,800,000,000 and 19,800,000,000 shares authorized in 2003, 2004, 2005 and as of March 31, 2006 (unaudited); 200,000,000, 142,464,600, 378,306,000 and 506,457,633 shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	10,000	7,124	18,916	25,324
Additional paid-in capital	1,188,817	5,981,154	177,419,761	530,088,836
Deferred share based compensation	—	(969,959)	(246,569)	—
Retained earnings (accumulated deficit)	26,000	(10,550,414)	12,997,237	22,430,006
Accumulated other comprehensive income (loss)	(41,755)	(41,106)	1,225,306	3,339,139

Total shareholders’ equity (deficiency)	$1,183,062	$(5,573,201)	$191,414,651	$555,883,305

Total liabilities, mezzanine equity and shareholders’ equity (deficiency)	$5,306,435	$56,414,659	$212,354,018	$648,745,075

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

				Three months ended
	For the years ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. Dollars, except share data)
Net revenues:
— Commercial Locations	$3,368,557	$26,321,179	$61,434,760	$9,431,521	$21,472,376
— In-store Network	—	—	5,468,919	—	5,293,091
— Poster Frame Network	—	—	—	—	6,067,314

Advertising Service Revenue	3,368,557	26,321,179	66,903,679	9,431,521	32,832,781
Advertising Equipment Revenue	389,282	2,888,720	1,325,234	142,163	304,066

Total net revenues	3,757,839	29,209,899	68,228,913	9,573,684	33,136,847
Cost of revenues:
— Commercial locations	1,565,887	6,745,522	17,943,318	2,902,606	8,035,150
— In-store network	—	—	7,422,641	286,004	3,973,244
— Poster Frame Network	—	—	—	—	2,397,268

Advertising Service Cost	1,565,887	6,745,522	25,365,959	3,188,610	14,405,662
Advertising Equipment Cost	275,360	1,934,331	975,747	70,571	231,814

Total cost of revenues	1,841,247	8,679,853	26,341,706	3,259,181	14,637,476
Gross profit	1,916,592	20,530,046	41,887,207	6,314,503	18,499,371
Operating expenses:
General and administrative	984,848	3,987,496	9,119,846	1,881,111	4,395,342
Selling and marketing	406,634	3,453,533	9,543,748	1,491,644	4,057,199
Amortization of acquired intangible assets	—	77,443	437,837	67,352	999,178
Goodwill impairment loss	—	58,397	—	—	—

Total operating expenses	1,391,482	7,576,869	19,101,431	3,440,107	9,451,719
Income from operations	525,110	12,953,177	22,785,776	2,874,396	9,047,652
Interest income	1,005	9,739	1,761,909	10,985	915,952
Other income (expenses), net	(9,364)	(3,843)	(161,148)	5,315	46,149
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(11,692,287)	—	—	—

Income before income taxes and minority interest	516,751	1,266,786	24,386,537	2,890,696	10,009,753
Income taxes:
Current	608,274	828,962	715,117	223,536	65,076
Deferred	(126,769)	78,588	(20,664)	25,265	551,714

Total income taxes	481,505	907,550	694,453	248,801	616,790
Net income after income taxes before minority interest and equity loss of affiliates	35,246	359,236	23,692,084	2,641,895	9,392,963
Minority interest	(8,360)	(13,516)	144,433	(598)	(39,806)
Equity loss of affiliates	(18,123)	—	—	—	—

Net income	25,483	372,752	23,547,651	2,642,493	9,432,769
Deemed dividend on Series A convertible redeemable preference shares	—	(8,308,411)	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	—	(2,191,442)	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	(13,356,087)	—	—	—
Premium of Series B convertible redeemable preference shares	—	12,906,774	—	—	—

Income (loss) attributable to holders of ordinary shares	$25,483	$(10,576,414)	$23,547,651	$2,642,493	$9,432,769

Income (loss) per share — basic	$0.00	$(0.07)	$0.09	$0.02	$0.02

Income (loss) per share — diluted	$0.00	$(0.07)	$0.06	$0.01	$0.02

Shares used in calculating basic income (loss) per share	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094

Shares used in calculating diluted income (loss) per share	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME (LOSS)

					Retained	Accumulated	Total
	Ordinary		Additional	Deferred share	earnings	other	shareholders’
			paid-in	based	(accumulated	comprehensive	equity	Comprehensive
	Shares	Amount	capital	compensation	deficit)	income (loss)	(deficiency)	income (loss)

	(In U.S. dollars, except share data)
Balance at January 1, 2003	—	$—	$125,000	$—	$517	$(4,183)	$121,334	$—
Issuance of ordinary shares	200,000,000	10,000	1,615,000	—	—	—	1,625,000	—
Capital distribution relating to Everease	—	—	(551,183)	—	—	—	(551,183)	—
Cumulative translation adjustment	—	—	—	—	—	(37,572)	(37,572)	$(37,572)
Net income	—	—	—	—	25,483	—	25,483	25,483

Balance at December 31, 2003	200,000,000	$10,000	$1,188,817	$—	26,000	$(41,755)	$1,183,062	$(12,089)

Issuance of ordinary shares	14,594,200	730	4,484,068	—	—	—	4,484,798	—
Reclassification of ordinary shares to Series A convertible redeemable preference shares	(62,400,000)	(3,120)	(1,048,469)	—	—	—	(1,051,589)	—
Reclassification of ordinary shares to Series C-1 convertible redeemable preference shares	(9,729,600)	(486)	(101,932)	—	—	—	(102,418)
Deferred share based compensation	—	—	1,334,835	(1,334,835)	—	—	—	—
Amortization of share-based compensation expense	—	—	123,835	364,876	—	—	488,711
Deemed dividend on Series A convertible redeemable preference shares	—	—	—	—	(8,308,411)	—	(8,308,411)	—
Deemed dividend on Series B convertible redeemable preference shares	—	—	—	—	(2,191,442)	—	(2,191,442)	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	—	—	(13,356,087)	—	(13,356,087)	—
Premium of Series B convertible redeemable preference shares	—	—	—	—	12,906,774	—	12,906,774	—
Cumulative translation adjustment	—	—	—	—	—	649	649	$649
Net income	—	—	—	—	372,752	—	372,752	372,752

Balance at December 31, 2004	142,464,600	$7,124	$5,981,154	(969,959)	$(10,550,414)	$(41,106)	$(5,573,201)	$373,401

Series A convertible redeemable preference shares converted into ordinary shares upon initial public offering	41,967,400	2,098	6,293,012	—	—	—	6,295,110	—
Series B convertible redeemable preference shares converted into ordinary shares upon initial public offering	48,191,600	2,409	12,060,287	—	—	—	12,062,696	—
Series C-1 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,054,000	1,703	17,498,647	—	—	—	17,500,350	—
Series C-2 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,053,400	1,703	17,413,297	—	—	—	17,415,000	—
Issuance of ordinary shares upon initial public offering, net of issuance cost of $13,703,370	77,575,000	3,879	118,170,251	—	—	—	118,174,130	—
Deferred share based compensation	—	—	(264,751)	264,751	—	—	—	—
Amortization of share-based compensation expense	—	—	267,864	458,639	—	—	726,503	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(164,150)	(164,150)	$(164,150)
Cumulative translation adjustments	—	—	—	—	—	1,430,562	1,430,562	1,430,562
Net income	—	—	—	—	23,547,651	—	23,547,651	23,547,651

Balance at December 31, 2005	378,306,000	$18,916	$177,419,761	$(246,569)	$12,997,237	$1,225,306	$191,414,651	$24,814,063

Adjustment for adoption of SFAS 123 - R (unaudited)	—	—	(246,569)	246,569	—	—	—	—
Issuance of ordinary shares for acquisitions (unaudited)	99,231,723	4,962	285,786,238	—	—	—	285,791,200	—
Issuance of ordinary shares upon secondary offering, net of issuance cost of $3,466,700 (unaudited)	15,000,000	750	61,782,550	—	—	—	61,783,300	—
Exercise of employee stock options (unaudited)	13,919,910	696	3,880,316	—	—	—	3,881,012	—
Amortization of share-based compensation expense (unaudited)	—	—	1,466,540	—	—	—	1,466,540	—
Net income (unaudited)	—	—	—	—	9,432,769	—	9,432,769	$9,432,769
Unrealized loss on available-for-sale securities (unaudited)	—	—	—	—	—	(43,750)	(43,750)	(43,750)
Cumulative translation adjustments (unaudited)	—	—	—	—	—	2,157,583	2,157,583	2,157,583

Balance at March 31, 2006 (unaudited)	506,457,633	$25,324	$530,088,836	$—	$22,430,006	$3,339,139	$555,883,305	$11,546,602

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the three months ended
	For the year ended December 31			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. dollars)
Operating activities:
Income (loss) attributable to holders of ordinary shares	$25,483	$(10,576,414)	$23,547,651	$2,642,493	$9,432,769
Deemed dividend on Series A convertible redeemable preference shares	—	8,308,411	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	—	2,191,442	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	13,356,087	—	—	—
Premium relating to Series B convertible redeemable preference shares	—	(12,906,774)	—	—	—

Net income	25,483	372,752	23,547,651	2,642,493	9,432,769
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(8,360)	(13,516)	144,433	(598)	(39,806)
Bad debt provision	—	173,837	235,604	36,364	194,723
Share based compensation	—	488,711	726,503	333,960	1,466,540
Depreciation and amortization	143,876	923,163	4,927,016	622,175	3,605,818
Loss on disposal of equipment	—	22,470	—	—	—
Investment loss on equity investment	18,123	—	—	—	—
Change in fair value of derivative liability	—	11,692,287	—	—	—
Goodwill impairment	—	58,397	—	—	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,331,107)	(4,525,148)	(15,757,053)	(1,804,368)	2,621,774
Inventories	(80,660)	(1,030,529)	(408,223)	(788,522)	(124,346)
Prepaid expenses and other current assets	(121,304)	(1,740,427)	(2,347,426)	(77,708)	2,918,858
Amounts due from related parties	(252,576)	(2,487,456)	666,703	1,425,866	(908,927)
Rental deposits	(570,904)	(1,035,474)	(10,076,230)	(2,728,890)	1,692,642
Deferred taxes assets	(126,769)	78,586	(20,664)	25,265	551,714
Accounts payable	429,144	(1,609,816)	5,007,564	1,017,042	(683,773)
Accrued expenses and other current liabilities	573,053	4,174,214	3,950,903	(2,217,452)	(18,622,722)
Amounts due to related parties	2,013,898	(2,322,276)	—	—	2,496,212
Income tax payable	608,235	825,100	672,585	637,052	164,289

Net cash provided by (used in) operating activities	$1,320,132	$4,044,875	$11,269,366	$(877,321)	$4,765,765
Investing activities:
Purchase of equipment	$(1,467,730)	$(6,373,124)	$(36,765,294)	$(3,621,229)	$(8,353,954)
Acquisition of assets from a related party	(1,208,131)	—	—	—	—
Purchase of subsidiaries, net of cash acquired	—	(4,697,378)	(4,982,523)	(3,056,622)	(57,718,824)
Deposit paid to acquire subsidiaries	—	—	(40,919,530)	—	—
Acquisition of equity investment	(30,205)	—	—	—	—
Investment in available-for-sale securities	—	—	(35,000,000)	—	—

Net cash used in investing activities	$(2,706,066)	$(11,070,502)	$(117,667,347)	$(6,677,851)	$(66,072,778)
Financing activities:
Proceeds from short-term loan from a shareholder	500,000	—	—	—	—
Repayment of short-term loan from a shareholder	—	(500,000)	—	—	—
Proceeds from issuance of ordinary shares, net of issuance costs of $nil in 2003, $13,703,370 in 2005, and $3,466,700 in 2006 (unaudited)	1,625,000	—	118,174,130	—	65,664,312

				For the three months ended
	For the year ended December 31			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. dollars)
Proceeds from issuance of Series B convertible redeemable preference shares (net of issuance costs of $437,304)	—	12,062,696	—	—	—
Proceeds from issuance of Series C-2 convertible redeemable preference shares (net of issuance costs of $85,000)	—	17,415,000	—	—	—
Proceeds from short-term bank loans	—	—	991,301	—	1,247,349
Repayment of short-term bank loans	—	—	—	—	(991,301)
Repayment of short short-term loans	—	—	—	—	(78,802)
Capital injection from minority shareholders	—	—	3,089	—	249,470

Net cash provided by financing activities	$2,125,000	$28,977,696	$119,168,520	$—	$66,091,028
Effect of exchange rate changes	$(37,572)	$649	$1,213,535	$—	$425,531

Net increase/ (decrease) in cash and cash equivalents	$701,494	$21,952,718	$13,984,074	$(7,555,172)	$5,209,546
Cash and cash equivalents, beginning of year/period	14,894	716,388	22,669,106	22,669,106	36,653,180

Cash and cash equivalents, end of year /period	$716,388	$22,669,106	$36,653,180	$15,113,934	$41,862,726

Supplemental disclosure of cash flow information Income taxes paid	$—	$738	$94,391	$—	$—

Interest paid	$—	$—	$11,581	$—	$26,651

Supplemental disclosures of non-cash investing activity:
Issuance of ordinary shares in exchange for technical know-how	$750,000	$—	$—	$—	$—

Acquisition of subsidiaries:
Value of ordinary shares issued	$—	$4,484,798	$—	$—	$285,791,199
Cash consideration	—	4,423,515	5,137,252	4,079,091	106,782,978
Accounts payable	—	538,860	—	—	49,219,897
Assets acquired (including intangible assets and goodwill)	$—	$9,447,173	$5,137,252	$4,079,091	$441,794,074

Non-cash financing activities:
Reclassification of ordinary shares to Series A convertible redeemable preference shares	$—	$9,360,000	$—	$—	$—

Reclassification of Series A convertible redeemable preference shares to Series C-1 convertible redeemable preference shares	$—	$3,064,890	$—	$—	$—

Reclassification of Series B convertible redeemable preference shares to Series C-1 convertible redeemable preference shares	$—	$976,955	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

1.	Organization and Principal Activities
       Prior to May 2003, the Group operated through Shanghai Focus Media Advertisement Co. Ltd. (“Focus Media Advertisement”) (formerly Shanghai Aiqi Advertising Co., Ltd. (“Aiqi”)) which was established in September 1997. On April 11, 2003, the majority shareholder of Focus Media Advertisement, Jason Nanchun Jiang, incorporated Focus Media Holding Limited (“Focus Media Holding”) with the same shareholders of Focus Media Advertisement. Through contractual arrangements described below, Focus Media Holding is deemed the primary beneficiary of Focus Media Advertisement resulting in Focus Media Advertisement being deemed a subsidiary of Focus Media Holding under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”) in substance, an existing company, Focus Media Advertisement, has been reorganized as a subsidiary of the new company Focus Media Holding. Focus Media Holding has the same controlling shareholder, the same non-controlling shareholders. Accordingly, the Group’s financial statements are prepared by including the financial statements of Focus Media Advertisement through May 2003 and thereafter is the consolidated financial statements which includes Focus Media Holding and its subsidiaries and Focus Media Advertisement and its subsidiaries. As of March 31, 2006, the subsidiaries of Focus Media Holding and Focus Media Advertisement’s subsidiaries include the following entities:
Focus Media Holding Subsidiaries:

	Date of	Date of	Place of	Percentage of
Subsidiary	acquisition	incorporation	incorporation	ownership

Focus Media (China) Holding Ltd. (“Focus Media Hong Kong”)	N/A	April 23, 2003	Hong Kong (“HK”)	100%
Focus Media Technology (Shanghai) Co., Ltd. (“Focus Media Technology”)	N/A	June 19, 2003	PRC	100%
Perfect Media Holding Ltd. (“Perfect Media”)	September 22, 2004	June 4, 2004	British Virgin Islands (“BVI”)	100%
Focus Media Qingdao Holding Ltd. (“Focus Media Qingdao”)	October 15, 2004	March 22, 2004	BVI	100%
Focus Media Dalian Holding Ltd. (“Focus Media Dalian”)	October 15, 2004	March 24, 2004	BVI	100%
Focus Media Changsha Holding Ltd. (“Focus Media Changsha”)	October 15, 2004	March 11, 2004	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd. (“Focus Media Digital”)	N/A	October 27, 2004	PRC	100%
New Focus Media Technology (Shanghai) Co., Ltd. (“New Focus Media Technology”)	N/A	September 5, 2005	PRC	100%
Sorfari Holdings Limited (“Sorfari”)	March 22, 2005	June 7, 2004	BVI	100%
Focus Media Tianjin Limited (“Focus Media Tianjin”)	March 21, 2005	November 19, 2004	BVI	80%
Capital Beyond Limited (“CBL”)	March 21, 2005	November 15, 2004	BVI	100%
Shanghai New Focus Media Advertisement Co (“New Focus Media Advertisement”)	N/A	December 20, 2005	PRC	90%
Infoachieve Limited (“Infoachieve”)	January 1, 2006	July 28, 2004	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd. (“Framedia Consultation”)	January 1, 2006	June 16, 2005	PRC	100%
Target Media Holdings Limited (“Target Media Holding”)	February 28, 2006	July, 2004	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd. (“TMM”)	February 28, 2006	August 17, 2004	PRC	100%
Dotad Holdings Limited (“Dotad”)	March 21, 2006	February 17, 2006	BVI	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
Focus Media Advertisement Subsidiaries:

	Date of	Date of	Place of	Percentage of
Subsidiary	acquisition	incorporation	incorporation	ownership

Sichuan Focus Media Advertising Co., Ltd. (“Focus Media Sichuan”)	N/A	October 16, 2003	PRC	90%
Shanghai Focus Media Advertising Agency Co., Ltd. (“Focus Media Advertising Agency”)	N/A	October 15, 2004	PRC	100%
Shanghai On-Target Advertisement Co., Ltd. (“On- Target”)	April 23, 2004	April 15, 2003	PRC	60%
Wuhan Ge Shi Focus Media Advertising Co., Ltd. (“Focus Media Wuhan”)	April 23, 2004 and March 1, 2006	November 13, 2003	PRC	100%
Yunnan Focus Media Advertising Co., Ltd. (“Focus Media Yunnan”)	July 9, 2004 and November 9, 2004	March 3, 2004	PRC	89.5%
Nanjing Focus Media Advertising Co., Ltd. (“Focus Media Nanjing”)	August 10, 2004	September 18, 2003	PRC	90%
Zhejiang Rui Hong Focus Media Advertising Co., Ltd. (“Focus Media Zhejiang”)	September 15, 2004	March 24, 2004	PRC	80%
Shanghai Perfect Media Advertising Co., Ltd. (“Shanghai Perfect Media”)	September 22, 2004	June 4, 2003	PRC	100%
Qingdao Fukesi Advertisement Co. Ltd.(“Qingdao Advertising”)	October 15, 2004	March 22, 2004	PRC	100%
Dalian Focus Media Advertising Co., Ltd. (“Dalian Advertising”)	October 15, 2004	March 24, 2004	PRC	100%
Changsha Focus Media Shiji Advertisement Co., Ltd. (“Changsha Advertising”)	October 15, 2004	March 11, 2004	PRC	100%
Chongqing Geyang Focus Media Culture Advertising & Broadcasting Co. Ltd. (“Chongqing Advertising”)	September 15, 2004	October 10, 1999	PRC	60%
Shanghai Qianjian Advertising Co., Ltd. (“Qianjian Advertising”)	October 15, 2004	July 3, 2003	PRC	100%
Xi’an Focus Media Culture & Information Communication Co., Ltd. (“Xian Focus Media”)	March 21, 2005	September 16, 2003	PRC	70%
Xiamen Guomao Advertising Co., Ltd. (“Xiamen Advertising”)	March 4, 2005	March 23, 1998	PRC	100%
Tianjin Tongsheng Modern Display and Advertisement Co., Ltd. (“Tianjin Advertising”)	March 21, 2005	September 3, 1998	PRC	80%
Zhuhai Focus Media Culture and Communication Co., Ltd. (“Focus Media Zhuhai”)	March 21, 2005	June 21, 2004	PRC	100%
Hebei Tianmaweiye Advertisement Co., Ltd. (“Hebei Advertising”)	March 22, 2005	December 6, 2004	PRC	100%
Guangdong Framedia Advertisement Co., Ltd. (“Guangdong Framedia”)	March 21, 2005	December 16, 2003	PRC	100%
Shenzhen Bianjie Building Advertising Co., Ltd. (“Shenzhen Bianjie”)	August 15, 2005	December 16, 2003	PRC	100%
Hefei Focus Advertising Co., Ltd. (“Hefei Advertising”)	N/A	October 27, 2005	PRC	100%
Fuzhou Focus Advertising Co., Ltd. (“Fuzhou Advertising”)	December 12, 2005	October 21, 2005	PRC	70%
Jinan Focus Media Advertising Co., Ltd. (Jinan Advertising”)	December 6, 2005	June 7, 2005	PRC	100%
Shenyang Focus Media Advertising Co., Ltd. (“Shenyang Advertising”)	November 20, 2005	March 12, 2004	PRC	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

	Date of	Date of	Place of	Percentage of
Subsidiary	acquisition	incorporation	incorporation	ownership

Framedia Advertisement Development (Shanghai) Co., Ltd. (“Framedia Development”)	January 1, 2006	April 28, 2004	PRC	100%
New Framedia Advertisement (Shanghai) Co., Ltd. (“New Framedia”)	January 1, 2006	November 21, 2005	PRC	100%
Guangdong Century Sparkle Advertisement Co., Ltd. (“Sparkle”)	January 1, 2006	March 25, 2005	PRC	100%
Shanghai Target Media Co., Ltd. (“STM”)	February 28, 2006	December 16, 2003	PRC	100%
Shenyang Target Media Ltd. (“Shenyang TM”)	February 28, 2006	June 15, 2005	PRC	100%
Fuzhou Heng Ding United Media Ltd. (“Heng Ding”)	February 28, 2006	December 16, 2003	PRC	100%
Shanghai New Target Media Co., Ltd. (“New STM”)	February 28, 2006	January 22, 2006	PRC	100%
Shenzhen E-times Consulting Co., Ltd. (“E-times Consulting”)	January 1, 2006	December 21, 2005	PRC	100%
Beijing Focus Media Wireless Co., Ltd. (“Focus Media Wireless”)	March 21, 2006	December 8, 2005	PRC	100%
       Focus Media Holding and all of its subsidiaries including Focus Media Advertisement and its subsidiaries are collectively referred to as the “Group”.
       In May 2003, in connection with the establishment of Focus Media Holding, the Group changed its business model from operating as an advertising agency generating revenue from commissions for selling advertisements to media companies on behalf of advertising clients to selling out-of-home television advertising time slots on its network of flat-panel television advertising displays located in high traffic areas in commercial locations.
       PRC regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. To comply with these regulations, the Group conducts substantially all of its activities through Focus Media Advertisement and its subsidiaries, a variable interest entity which was renamed from Aiqi, and was established in Shanghai China on September 2, 1997. Focus Media Advertisement entered into various agreements with the Group, including a transfer of trademarks and exclusive services agreement. Under these agreements, Focus Media Advertisement has the right to use the trade name of the Group, and the Group, through Focus Media Technology, is the provider of technical and consulting services to Focus Media Advertisement. In return, Focus Media Advertisement is required to pay the Group services fees for the use of trade name and for the technical and consulting services it receives. The technical and consulting service fees are adjusted at the Group’s sole discretion. The Group is entitled to receive service fees in an amount up to all of the net income of Focus Media Advertising. The Group has also provided funds to Focus Media Advertisement in an amount up to $732,536 as of March 31, 2006 (unaudited), to finance the development of its business.
       In addition, the Group has been assigned all voting rights by the direct and indirect owners of Focus Media Advertisement through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally the Group has the option to acquire the equity interests of Focus Media Advertisement and its subsidiaries for a purchase price equal to the respective registered capital of Focus Media Advertisement and its subsidiaries or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. Each of the shareholders of Focus Media Advertisement has agreed to pay the Group any excess of the purchase price paid for such equity interests in, or assets of, Focus Media Advertisement or its

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
subsidiaries over the registered capital of Focus Media Advertisement or its subsidiaries in the event that such option is exercised.
       The Group and its related parties hold all the variable interests of Focus Media Advertisement and the Group has been determined to be most closely associated with Focus Media Advertisement. Therefore the Group is the primary beneficiary of Focus Media Advertisement. The agreements described above provided for effective control of Focus Media Advertisement to be transferred to the Group at April 11, 2003. Focus Media Advertisement had operating activity prior to entering into these agreements with the Group. As a result, the consolidated financial statements reflect the consolidation of Focus Media Advertisement starting from May 2003.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. FASB issued FIN 46 (Revised) “Consolidation of Variable Interest Entities”, which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Group has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Group has elected to retroactively apply FIN 46 (Revised) and has consolidated Focus Media Advertisement as its variable interest entity since May 2003.

2.	Summary of Significant Accounting Policies
(a) Basis of Presentation
       The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements reflect consolidated operations thereafter.
(b) Basis of Consolidation
       The consolidated financial statements include the financial statements of the Group, its majority owned subsidiaries and its variable interest entity, Focus Media Advertisement and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. The affiliated companies where the Group owns more than 20% of the investment are accounted for using the equity method of accounting. The Group’s share of earnings of the equity investments are included in the accompanying consolidated statements of operations.
(c) Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of 3 months or less when purchased.
(d) Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, the useful lives of and impairment for equipment and intangible assets, valuation allowance for deferred tax assets and impairment of goodwill.
(e) Significant Risks and Uncertainties
       The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on share market in the U.S.; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth, risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.
(f) Investment in Available-for-sale Securities
       The Group classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist primarily of debt instrument which are stated at fair market value, with unrealized gains and losses recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.
(g) Inventory
       Inventory is stated at the lower of cost or market value.
(h) Equipment, Net
       Equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Media display equipment	5 years
Computers and office equipment	5 years
Vehicles	5 years
Leasehold Improvements	lesser of the term of the lease or the estimated useful lives of the assets
       The Group assembles certain of the media display equipment. In addition to costs under assembly contracts, external costs directly related to the assembly of such equipment, including duty and tariff, equipment installation and shipping costs are capitalized.
(i) Impairment of Long-Lived Assets
       The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.
(j) Goodwill
       Beginning in 2002, with the adoption of Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but instead tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
       Management performed the annual goodwill impairment test as of December 31, 2004 and an impairment loss of $58,397 was recorded for the Perfect Media reporting unit. The fair value of the Perfect Media reporting unit was estimated using a combination of expected present value of future cash flow and income approach valuation methodologies. The Group recorded an impairment charge because the amount the Group paid for the acquisition of Perfect Media exceeded its fair market value. Management also performed an annual goodwill impairment test as of December 31, 2005, and no impairment loss was required.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The changes in the carrying amount of goodwill for the year ended December 31 2004, 2005 and three months ended March 31, 2006 (unaudited) are as follows:

		In-elevator
		poster frame		Out-of-home
		network	Mobile-phone	television
		advertising	advertising	advertising
	Perfect Media	services	service	services

Balance as of January 1, 2004	$—	$—	$—	$—
Goodwill acquired during the year	4,783,749	—	—	4,717,785
Tax benefits arising from acquired subsidiaries	(39,527)	—	—	(345,524)
Impairment losses	(58,397)	—	—	—

Balance as of December 31, 2004	$4,685,825	—	—	4,372,261

Transfer to out-of-home advertising services	(4,685,825)	—	—	4,685,825
Goodwill acquired during the year		—	—	4,043,747
Tax benefits arising from acquired subsidiaries		—	—	(244,236)
Modification of original purchase price allocation		—	—	64,477
Translation adjustments		—	—	375,998

Balance as of December 31, 2005		—	—	13,298,072
Goodwill acquired during the period (unaudited)		91,842,602	8,320,374	291,781,399
Translation adjustments (unaudited)		695,404	—	852,929

Balance as of March 31, 2006 (unaudited)		$92,538,006	$8,320,374	$301,246,575

       Commencing in 2005, the Group reorganized the financial information reviewed by the chief decision maker, the CEO, whereby the financial information of Perfect Media was prepared and presented together with that of out-of-home television advertising services. Accordingly, the Group believes it has only one operating segment which is the out-of-home advertising services as of December 31, 2005. As a result, for the purpose of SFAS No. 142, goodwill was tested for impairment at the consolidated level as of December 31, 2005.
       As a result of the acquisition of Infoachieve and Dotad in the period ended March 31, 2006 (unaudited), the Group has two new operating and reporting segments, including poster frame network advertising services and mobile-phone advertising service.
(k) Revenue Recognition
       The Group’s revenues are primarily derived from advertising services and to a lesser extent, sales from advertising equipment. Revenues from advertising services are recognized ratably over the year in which the advertisement is displayed. Revenues from advertising equipment are recognized once the advertising equipment is delivered. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       Prior to May 2003, the Group operated as an advertising agency, by which it acted as an advertising agency generating revenue from commissions for selling advertisements to media companies on behalf of advertising clients. The Group was responsible for collecting the full charges and remitted flat amount, less commissions to the media companies. The commission revenue represented the negotiated percentage of the sales price. The Group evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting fees remitted to media companies. Accordingly, the Group recorded the net amount billed to its customers since the Group was the agent in these transactions, and had little latitude in establishing prices, and was not involved in the determination of the service specifications.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The Group presents advertising service revenue, net of sales taxes incurred, as follows:

				Three months ended
	For the years ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. dollars, except per share data)
Gross Advertising Service Revenue:
Commercial Locations
— Unrelated parties	$2,581,448	$25,321,614	$62,632,982	$9,233,745	$21,200,216
— Related parties	1,098,879	3,787,798	4,793,275	1,134,181	2,353,672

Total Commercial Locations	3,680,327	29,109,412	67,426,257	10,367,926	23,553,888
In-store Network
— Unrelated parties	—	—	5,475,192	—	5,215,360
— Related parties	—	—	517,998	—	602,088

Total in-store network	—	—	5,993,190	—	5,817,448
Poster Frame Network
— Unrelated parties	—	—	—	—	6,658,286
— Related parties	—	—	—	—	—

Total Poster Frame Network	—	—	—	—	6,658,286
Gross Advertising Services Revenue:	3,680,327	29,109,412	73,419,447	10,367,926	36,029,622
Less: Sales taxes:
Commercial Locations	311,770	2,788,233	5,991,497	936,405	2,081,512
In-store Network	—	—	524,271	—	524,357
Poster Frame Network	—	—	—	—	590,972

Total sales taxes	311,770	2,788,233	6,515,768	936,405	3,196,841
Net Advertising Service Revenue	3,368,557	26,321,179	66,903,679	9,431,521	32,832,781
Add: Advertising Equipment Revenue:	389,282	2,888,720	1,325,234	142,163	304,066

Net revenues:	$3,757,839	$29,209,899	$68,228,913	$9,573,684	$33,136,847
(l) Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(m) Advertising Costs
       The Group expenses advertising costs as incurred. Total advertising expenses were $17,919, $45,712, $76,428, $15,985, and $271,700 for the years ended December 31, 2003, 2004, and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited), respectively and have been included as part of selling and marketing expenses.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
(n) Foreign Currency Translation
       The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Group’s subsidiaries and its variable interest entity are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity (deficiency).
(o) Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
(p) Comprehensive Income (Loss)
       Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available for sale. Comprehensive income (loss) is reported in the statements of shareholders’ equity (deficiency).
(q) Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, investment in available-for-sale securities, short-term borrowing and the Series A, Series B and Series C convertible redeemable preference shares. The carrying values of cash and cash equivalents, investment in available-for-sale securities and short-term borrowing approximate their fair values due to their short-term maturities. The Group utilized a third party valuations firm to determine the fair value of the mezzanine equity component and the embedded liability of the Series A, Series B and Series C convertible redeemable preference shares. The valuation report utilized generally accepted valuation methodologies such as the current value method and the market value approach, which incorporates certain assumptions such as the Group’s expected future cash flows and discount rates.
(r) Share-based Compensation
       Effective January 1, 2006 the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly,

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Group to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.
       Periods prior to the adoption of SFAS 123-R. Prior to the adoption of SFAS 123-R, the Group provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures” (“SFAS 148”).
       The following table illustrates the effect on net income and income per share as if the Group had applied the fair value recognition provisions of SFAS 123 to options granted under the Group’s share-based compensation plans prior to the adoption. For purposes of this pro forma disclosure the value of the options was estimated using the Black-Scholes option-pricing model and amortized using an accelerated method over the respective vesting periods of the awards. Disclosures for the

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
three months ended March 31, 2006 are not presented because share-based payments were accounted for under SFAS 123-R’s fair-value method during this period.

	Years ended December 31,		Three months
			ended March 31,
	2004	2005	2005

			(Unaudited)
Net income, as reported	$372,752	$23,547,651	$2,642,493
Add: Share based compensation as reported	488,711	726,503	333,960
Less: Share based compensation determined using the fair value method	(566,819)	(3,225,668)	(877,618)

Pro forma net income	$294,644	$21,048,486	$2,098,835
Deemed dividend on Series A convertible redeemable preference shares	(8,308,411)	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191,442)	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	(13,356,087)	—	—
Premium of Series B convertible redeemable preference shares	12,906,774	—	—

Pro forma net income (loss) attributable to holders of ordinary shareholders	$(10,654,522)	$21,048,486	$2,098,835

Basic income (loss) per share:
As reported	$(0.07)	$0.09	$0.02

Pro forma	$(0.07)	$0.08	$0.01

Diluted income (loss) per share:
As reported	$(0.07)	$0.06	$0.01

Pro forma	$(0.07)	$0.06	$0.01

       The fair value of each employee, officer and director option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable period.

			Three months ended
			March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
Option granted to employees:
Average risk-free rate of return	2.97%	3.10-4.43%	3.38%	4.74%
Weighted average expected option life	1-3 years	2-3 years	3 years	2 years
Volatility rate	36.2%	30.49%-36.2%	36.2%	40.0%
Dividend yield	0%	0%	0%	0%
       Prior to 2004 the Group did not grant share options to employees, directors or consultants or advisors or any members of the Group.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       Adoption of SFAS 123-R. Effective the quarter ended March 31, 2006, the Group recorded share-based compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123-R. Results for prior periods have not been restated. The effect of recording share-based compensation for the three month period ended March 31, 2006 (unaudited) was that the Group recorded additional share-based compensation of $1,389,563.
       As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not significant.
(s) Income (loss) per Share
       Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year/period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effects would be antidilutive.
(t) Recently Issued Accounting Standards
       In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Group is currently evaluating the impact, if any, of this Statement on the consolidated combined financial statements.
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123-R, which is a revision of SFAS 123. SFAS 123-R supersedes APB 25, “Accounting for Stock Issued to Employees.” Generally, the approach in SFAS 123-R is similar to the approach described in SFAS 123. However, SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. Through 2005, the Group accounted for its stock option plans using the intrinsic value method under APB 25. Effective the beginning of 2006, the Group adopted SFAS 123-R and elected to adopt the modified prospective application method. SFAS 123-R requires the Group to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost for the Group’s stock plan in the first quarter of 2006 (unaudited) was $1,466,540. The expected impact that the adoption of the standard will have on the Group for 2006 (unaudited) is $6,061,212.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard will not have a material effect on the Group’s financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have a material effect on the Group’s financial position or results of operations.
       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will not have a material effect on the Group’s financial position or results of operations.
(u) Reclassification
       Certain prior year amounts have been reclassified to conform with the current period’s presentation.
(v) Unaudited interim financial information
       The interim financial information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 are unaudited and have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

3.	Acquisitions
       During the years ended December 31, 2004, 2005 and three months ended March 31, 2006, the Group made the following acquisitions to continue to expand their networks in desirable locations and to establish other stand alone networks that provide effective channels for advertisers:
       (1) On April 23, 2004, the Group increased its existing ownership of On-Target from 30% to 60% by acquiring an additional 30% of the outstanding ordinary shares of On-Target, an advertising agency, in exchange for cash of $36,247. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$197,555
Intangible assets:
Customer base	138,898	7 years
Goodwill	94,904	N/A

Total	$36,247

       (2) On April 23, 2004, the Group acquired 75% of the outstanding ordinary shares of Focus Media Wuhan (“Focus Media Wuhan”), an advertising service provider, for zero cash consideration. Subsequently, on March 1, 2006, the Group acquired remaining 25% of the outstanding ordinary shares of Focus Media Wuhan for share consideration of 74,720 ordinary shares, valued at of $5 per ordinary share, which was determined based on average market price of Focus Media Holding’s common shares traded over 3 days before and after the acquisition were agreed and announced. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

			Amortization
	April 23, 2004	March 1, 2006	period

	(Unaudited)
Net tangible liabilities assumed	$4,667	$—
Intangible assets:
Lease Agreements	29,269	—	2.3 years
Goodwill	—	373,600	N/A

Total	$24,602	$373,600

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (3) In July and November, 2004, the Group acquired 89.5% of the outstanding ordinary shares of Focus Media Yunnan, an advertising service provider, in exchange for cash of $273,062, of which $217,483 was paid as of December 31, 2004 and the remainder was paid in 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$27,181
Intangible assets:
Lease Agreements	6,103	2.3 years
Customer base	6,050	7 years
Goodwill	233,728	N/A

Total	$273,062

       (4) On August 10, 2004, the Group acquired 90% of the outstanding ordinary shares of Focus Media Nanjing, an advertising service provider for zero consideration. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$270,230
Intangible assets:
Lease Agreements	13,810	2.3 years
Customer base	41,321	7 years
Goodwill	215,099	N/A

Total	$—

       (5) On September 15, 2004, the Group acquired 80% of the outstanding ordinary shares of Focus Media Zhejiang, an advertising service provider, in exchange for cash of $821,593 of which $410,797 was paid as of December 31, 2004 and the remainder was paid in 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$315,347
Intangible assets:
Lease Agreements	47,169	2.3 years
Customer base	24,357	7 years
Goodwill	434,720	N/A

Total	$821,593

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (6) On September 22, 2004, the Group acquired 100% of the outstanding ordinary shares of Perfect Media which includes its then variable interest entity Shanghai Perfect Media, an advertising services provider, in exchange for cash of $500,000 and 14,594,200 ordinary shares having a fair value of $0.31 per ordinary share which was determined by a retrospective valuation performed by an unrelated party.
       The valuation was based on the guideline companies approach which incorporates the market performance of comparable listed companies as well as the financial results and growth trends of the Group to derive the total equity value of the Group. The valuation model then allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on two scenarios: preference shares that have a value in excess of their conversion price were treated as if they had converted into ordinary shares; and preference shares that have a value below their conversion price were assigned a value that took into consideration their liquidation preference. Ordinary shares were assigned a value equal to their pro rata share of the residual amount (if any) that remained after consideration of the liquidation preference of preferred stock with a value below their conversion price.
       Immediately following the acquisitions, Perfect Media became a wholly owned subsidiary of Focus Media Holding and Shanghai Perfect Media became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The Group’s primary reason for the acquisition of Perfect Media was its complementary business model and its strong relationships with landlords and property managers of commercial building locations in which the Group desired to locate its flat-panel displays. The acquisition of Perfect Media resulted in a significant amount of goodwill because the amount the Group paid for Perfect Media exceeded its fair market value. The Group was willing to pay in excess of Perfect Media’s fair market value in order to maintain its competitive advantage within the commercial buildings the Group already occupied. The aggregate purchase price of $4,984,798 consisted of the following:

Cash consideration	$500,000
Value of the ordinary shares issued	4,484,798

Total consideration	$4,984,798

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$1,086
Intangible assets:
Lease Agreements	185,947	2.3 years
Customer base	14,016	7 years
Goodwill	4,783,749	N/A

Total	$4,984,798

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (7) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Focus Media Qingdao including its then variable interest entity Qingdao Advertising, an advertising services provider, in exchange for cash of $989,496. Immediately following the acquisition Focus Media Qingdao became a wholly owned subsidiary of Focus Media Holding and Qingdao Advertising became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$74,642
Intangible assets:
Lease Agreements	54,733	2.3 years
Customer base	9,183	7 years
Goodwill	1,000,222	N/A

Total	$989,496

       (8) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Focus Media Dalian including its then variable interest entity Dalian Advertising, an advertising services provider, in exchange for cash of $989,584. Immediately following the acquisition Focus Media Dalian became a wholly owned subsidiary of Focus Media Holding and Dalian Advertising became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$40,347
Intangible assets:
Lease Agreements	24,044	2.3 years
Customer base	13,653	7 years
Goodwill	992,234	N/A

Total	$989,584

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (9) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Focus Media Changsha including its then variable interest entity Changsha Advertising, an advertising services provider, in exchange for cash of $989,484. Immediately following the acquisition Focus Media Changsha became a wholly owned subsidiary of Focus Media Holding and Changsha Advertising became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$76,098
Intangible assets:
Lease Agreements	81,194	2.3 years
Customer base	5,316	7 years
Goodwill	979,072	N/A

Total	$989,484

       (10) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Qianjian Advertising, an advertising services provider, in exchange for cash of $338,307 of which $265,822 was paid as of December 31, 2004 and the remainder was paid in 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$125,599
Intangible assets:
Lease Agreements	37,818	2.3 years
Customer base	—	7 years
Goodwill	174,890	N/A

Total	$338,307

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (11) On March 21, 2005, the Group increased its existing ownership of Xian Focus Media Culture & Communication Co., Ltd, an advertising service provider, from 10% to 70% by acquiring an additional 60% of the outstanding ordinary shares, in exchange for cash consideration of $84,577, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$99,663
Intangible assets:
Lease Agreements	20,637	2.3 years
Customer base	4,313	7 years
Goodwill	159,290	N/A

Total	$84,577

       (12) On March 4, 2005, the Group acquired 100% of the outstanding ordinary shares of Xiamen Advertising, an advertising services provider, in exchange for cash consideration of $327,505, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$100,704
Intangible assets:
Lease Agreements	23,923	2.3 years
Customer base	47,967	7 years
Goodwill	154,911	N/A

Total	$327,505

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (13) On March 21, 2005, the Group acquired 80% of the outstanding ordinary shares of Focus Media Tianjin, including its then variable interest entity Tianjin Advertising, an advertising services provider, in exchange for cash consideration of $797,439, all of which was paid as of December 31, 2005. Immediately following the acquisition, Focus Media Tianjin became an 80% owned subsidiary of Focus Media Holding and Tianjin Advertising became an 80% owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$100,825
Intangible assets:
Lease Agreements	40,306	2.3 years
Customer base	83,417	7 years
Goodwill	774,541	N/A

Total	$797,439

       (14) On March 21, 2005, the Group acquired 100% of the outstanding ordinary shares of Focus Media Zhuhai, an advertising services provider, in exchange for cash consideration of $42,288, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$18,003
Intangible assets:
Lease Agreements	60,291	2.3 years

Total	$42,288

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (15) On March 21, 2005, the Group acquired 100% of the outstanding ordinary shares of CBL, including its then variable interest entity Guangdong Framedia, an advertising services provider, in exchange for cash consideration of $2,054,008, all of which was paid as of December 31, 2005. Immediately following the acquisition, CBL became a 100% owned subsidiary of Focus Media Holding and Guangdong Framedia became a 100% owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$337,252
Intangible assets:
Lease Agreements	471,818	2.3 years
Customer base	10,633	7 years
Goodwill	1,234,305	N/A

Total	$2,054,008

       (16) On March 22, 2005, the Group acquired 100% of the outstanding ordinary shares of Sorfari, including its then variable interest entity Hebei Advertising, an advertising services provider, in exchange for cash consideration of $773,274, all of which was paid as of December 31, 2005. Immediately following the acquisition, Sorfari became a 100% owned subsidiary of Focus Media Holding and Hebei Advertising became a 100% owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$94,639
Intangible assets:
Lease Agreements	19,090	2.3 years
Goodwill	659,545	N/A

Total	$773,274

       (17) On August 15, 2005, the Group acquired 100% of the outstanding ordinary shares of Shenzhen Bianjie, in exchange for cash consideration of $457,185. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$50,166
Intangible assets:
Lease Agreements	22,141	2.34 years
Goodwill	485,210	N/A

Total	$457,185

       (18) On November 20, 2005, the Group acquired 100% of the outstanding ordinary shares of Shenyang Advertising, an advertising services provider, in exchange for cash consideration of $495,651, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$16,949
Intangible assets:
Lease Agreements	24,460	1.8 years
Goodwill	454,242	N/A

Total	$495,651

       (19) On December 6, 2005, the Group acquired 100% of the outstanding ordinary shares of Jinan Advertising, an advertising services provider, in exchange for cash consideration of $61,956, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$78,470
Intangible assets:
Lease Agreements	18,723	3.1 years
Goodwill	121,703	N/A

Total	$61,956

       (20) On December 12, 2005, the Group acquired 100% of the outstanding ordinary shares of Fuzhou Advertising, an advertising services provider, in exchange for cash consideration of $43,369, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$26,237
Intangible assets:
Lease Agreements	17,132	3.5 years

Total	$43,369

Unaudited
       (21) On January 1, 2006, the Group acquired 100% of the outstanding ordinary shares of Infoachieve Limited (“Infoachieve”), which includes its then variable interest entity Shanghai Framedia Advertisement Development Ltd. (“Framedia”), the largest poster frame advertising network operator in China, in exchange for cash of $39,600,000, all of which were paid as of December 31, 2005, as well as 22,157,003 ordinary shares having a fair value of $2.456 per ordinary share which was determined based on average market price of Focus Media Holding’s common shares traded over 3 days before and after the acquisition were agreed and announced. Additional payment of up to 35,830,619 ordinary shares may be made contingent upon Infoachieve attaining certain earnings target in 2006.
       Immediately following the acquisitions, Infoachieve became a wholly owned subsidiary of Focus Media Holding and Framedia became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $94,328,709 consisted of the following:

Cash consideration	$39,600,000
Other acquisition costs	311,110
Value of the ordinary shares issued	54,417,599

Total consideration	$94,328,709

       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$5,684,145
Intangible assets:
Lease Agreements	8,300,000	6 years
Customer base	2,676,000	7 years
Non-compete agreement	466,000	3 years
Trademark	943,000	1 years
Contract backlog	70,000	1 years
Goodwill	87,557,854	N/A

Total	$94,328,709

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (22) On January 1, 2006, the Group acquired the signed lease agreements, frames and ongoing advertising agreements of Shenzhen E-times Advertising Co., Ltd. (“E-times”) and Skyvantage Group Limited, one of the major poster frame advertising network operators in South China, in exchange for cash consideration of $5,000,000. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. Accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $5,034,008 consisted of the following:

Cash consideration	$5,000,000
Other acquisition costs	34,008

Total consideration	$5,034,008

       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Intangible assets:
Lease Agreements	$749,260	6 years
Goodwill	4,284,748	N/A

Total	$5,034,008

       (23) On February 28, 2006, the Group acquired 100% of the outstanding ordinary shares of Target Media Holdings Limited (“Target Media”), its wholly-owned subsidiary, Target Media Multi-Media technology (Shanghai) Co., Ltd. (“TMM”), and a consolidated variable interest entity Shanghai Target Media Co., Ltd. (“STM”), one of the largest out-of-home advertising network operator in China, in exchange for cash of $94,000,000, of which $44,780,103 was paid as of March 31, 2006 the remaining will be paid in 2006, as well as 77,000,000 ordinary shares having a fair value of $3 per ordinary share which was determined based on average market price of Focus Media Holding’s common shares were traded over 3 days before and after the acquisition were agreed and announced.
       Immediately following the acquisitions, Target Media became a wholly owned subsidiary of Focus Media Holding, and TTM became a wholly owned subsidiary of Focus Media Advertisement, whereas STM became a consolidated variable interest entity. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $327,057,757 consisted of the following:

Cash consideration	$94,000,000
Other acquisition costs	2,057,757
Value of the ordinary shares issued	231,000,000

Total consideration	$327,057,757

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$24,822,958
Intangible assets:
Lease Agreements	4,509,000	10 years
Customer base	449,000	7 years
Trademark	5,720,000	10 years
Contract backlog	149,000	1 years
Goodwill	291,407,799	N/A

Total	$327,057,757

       (24) On March 21, 2006, the Group acquired 100% of the outstanding ordinary shares of Dotad Media Holdings Limited (“Dotad”’). Dotad will be renamed as Focus Media Wireless, a leading mobile-phone advertising service provider in China, in exchange for cash consideration of $15,000,000, all of which was paid as of March 31, 2006. Contingent upon Dotad’s meeting certain earning targets in 2006 and 2007, additional share consideration will be paid up to $15 million in the form of Focus Media Holding’s ordinary shares (valued at $5 per ordinary shares), for an aggregate potential payment of up to $30 million. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. Additional payment of up to 3,000,000 ordinary shares may be made contingent upon Dotad’s attaining certain earnings targets in 2006 and 2007. The purchase price was allocated as follows:
       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$82,270
Intangible assets:
Customer base	3,999,751	7 years
Completed technology	2,480,354	5 years
License	16,216	5 years
Partnership	101,035	5 years
Goodwill	8,320,374	N/A

Total	$15,000,000

       The purchase price allocation and intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.
Pro forma
       The following summarized unaudited pro forma results of operations for the years ended December 31, 2004, 2005 and three months ended March 31, 2006, assuming that all acquisitions

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
during the year ended December 31, 2005 and three months ended March 31, 2006 occurred as of January 1, 2004, 2005 and January 1, 2006. These pro forma results have been prepared for comparative purposes only and do not purport to be indications of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2004, 2005 and 2006.

			For the three months
	Year ended December 31,		ended March 31,

	2004	2005	2006

	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$37,799,600	$113,750,432	$36,205,136
Net income (loss) attributable to holders of ordinary shares	(14,944,599)	3,250,017	1,159,298
Income (loss) per share — basic	$(0.06)	$0.01	$0.00
Income (loss) per share — diluted	(0.06)	0.01	0.00

4.	Investment in Available-for-Sale Securities
       The following is a summary of short-term available-for-sale securities:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Federal home loan cost	$—	$—	$35,000,000	$35,000,000
Gross unrealized loss	—	—	(164,150)	(207,900)

Fair Value	$—	$—	$34,835,850	$34,792,100

All the securities are due within one year

5.	Accounts Receivable, net
       Accounts receivable, net consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Billed receivables	$858,649	$4,782,521	$14,587,026	$31,218,690
Unbilled receivables	550,812	1,837,428	7,648,382	6,031,558

	$1,409,461	$6,619,949	$22,235,408	$37,250,248

       Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet dates.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

6.	Inventories
       Inventories consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Finished goods	$74,140	$1,075,210	$433,844	$599,120
Spare parts and consumables	16,810	167,930	45,685	6,170

	$90,950	$1,243,140	$479,529	$605,290

7.	Prepaid Expenses and Other Current Assets
       Prepaid expenses and other current assets consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Other receivables	$100,576	$295,650	$751,602	$1,121,396
Other taxes refundable	—	—	—	732,357
Advances to supplier	—	—	1,274,353	2,036,393
Staff advances	48,330	239,136	964,555	1,129,394
Prepaid expenses	—	162,304	276,861	327,104
Interest receivables	—	—	417,369	374,789
Deposit for acquisitions	—	362,472	40,919,530	2,063,690
Note receivables	—	42,288	—	24,947
Loan to Infoachieve	—	—	759,563	—
Deferred offering costs	—	1,007,618	—	—

	$148,906	$2,109,468	$45,363,833	$7,810,070

8.	Acquired Intangible Assets, Net
       Acquired intangible assets, net consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Lease agreements	$—	$529,676	$1,278,059	$14,876,822
Customer bases	—	273,820	430,879	7,568,078
Trademark	—	—	—	6,682,799
Completed technology	—	—	—	2,480,354
Contract backlog	—	—	—	219,533
Non-compete agreement	—	—	—	466,883
Partnership	—	—	—	101,035
License	—	—	—	16,216
Less: accumulated amortization	—	(95,190)	(551,018)	(1,530,525)

	$—	$708,306	$1,157,920	$30,881,195

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       During the year 2004, 2005 and the three months ended March 31, 2005 and 2006, the Group acquired certain lease agreements and customer bases through various acquisitions (see Note 3). The Group also recorded amortization expense of $nil, $77,443, $437,837 $67,352, and $999,178 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited), respectively. The Group will record amortization expense of $5,461,966, $4,561,595, $4,400,871, $4,154,231 and $4,145,868, for 2006, 2007, 2008, 2009 and 2010, respectively.

9.	Long-term Investments
       Investment consists of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Xian Focus Media Advertising Co. Ltd. (“Xian Focus Media”)(a)	$12,082	$12,088	$—	$—
Shanghai Xinna Media Co., Ltd. (“Xinna”)(b)	—	—	—	911,033
Tianjin Subway Media Service Co., Ltd.(c)	—	—	—	144,443
Target Network Chengcheng Co. Ltd.(d)	—	—	—	62,367

	$12,082	$12,088	$—	$1,117,843

(a)	On September 23, 2003, the Group acquired 10% of the outstanding ordinary shares of Xian Focus Media. The Group has accounted for its investment in Xian Focus Media using the cost method of accounting. Subsequently in March 2005, the Group acquired an additional 60% of the outstanding ordinary shares of Xian Focus Media. Accordingly, the Group commenced consolidating Xian Focus Media upon obtaining control of this subsidiary (See Note 3(11)).

(b)	On January 6, 2006, STM acquired 20% equity interest in Xinna for cash consideration of $911,033. The Group has accounted for its investment in Xinna using the equity method of accounting.

(c)	On September 22, 2005, STM, a subsidiary of Target Media, formed a 50% owned entity — Tianjin Subway Media Service Co., Ltd. (“Tianjin Subway Project”) with a third party for a cash consideration of $144,443. The Group has accounted for its investment in Tianjin Subway Project using the equity method of accounting.

(d)	In November 2005, STM, a subsidiary of Target Media, invested $62,367 in a 50% owned entity named Target Network Chengcheng Co. Ltd. (“Chengcheng”). The Group has accounted for its investment in Chengcheng using the equity method of accounting.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

10.	Equipment, Net
       Equipment, net consists of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Media display equipment	$1,830,972	$9,384,262	$40,191,968	$68,852,703
Computers and office equipment	292,200	675,053	1,267,696	2,844,038
Leasehold improvements	14,505	167,932	537,130	869,779
Vehicles	—	83,834	349,575	445,639

	$2,137,677	$10,311,081	$42,346,369	$73,012,159
Less: accumulated depreciation and amortization	(159,278)	(1,142,742)	(5,975,119)	(12,505,458)
Assembly in progress	—	28,804	7,323,638	10,486,492

	$1,978,399	$9,197,143	$43,694,888	$70,993,193

       The Group wrote down certain LCD display equipment for the total of $1,871,024 because the location were close down.
       Assembly in process relates to the assembly of flat-panel television screens. These assets will be placed in service in late 2006.

11.	Short-term Bank Loans
       The Group had $4,365,723 outstanding under credit arrangement which consisted of lines of credit and revolving credit agreement at March 31, 2006 (unaudited). The amount available to the Group for additional borrowings under the lines of credit and resolving agreement was $3,118,374 at March 31, 2006 (unaudited). The agreement was subject to interest rates of 10% discount of six-month loan interest rate of The People’s Bank of China. The interest expenses incurred in 2005 and the three months ended March 31, 2006 (unaudited) amounted to $46,005 and $13,297, respectively. The bank loans bear interest at 4.698% per annum as of December 31, 2005 and March 31, 2006 (unaudited), respectively.

12.	Other Short Term Loans
       Other short term loans consist of:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Other loan due to ex-shareholder of Target Media (a)	$—	$—	$—	$3,742,048
Other loan due to ex-shareholder of Framedia(b)	—	—	—	3,034,287

	$—	$—	$—	$6,776,335

(a)	In December 2005, the ex-shareholder of Target Media and STM, Shanghai Investment Information Co., Ltd. (“SII”) provided a short term loan of $3,742,048 to STM. The loan bears interest at an annual rate of 4.698%. The interest expenses incurred in the three months ended March 31, 2006 (unaudited) amounted to $14,580.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

(b)	At March 31, 2006 (unaudited), the short-term loans from ex-shareholders of Framedia are non-interest bearing, all of which was repayable within one year.

13.	Accrued Expenses and Other Current Liabilities
       Accrued expenses and other current liabilities consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Accrued expenses	$119,840	$759,817	$3,161,133	$5,146,963
Other taxes payables	248,288	1,728,850	3,037,443	6,679,253
Advance from customers	94,308	1,459,976	3,387,224	5,687,075
Accrued employee payroll and welfare	86,426	473,054	1,059,717	1,052,173
Accrued offering costs	—	767,821	—	—
Accrued merger and acquisition costs	—	—	—	1,100,000
Payables related to acquisitions	—	538,860	99,130	50,027,231
Amount due to minority shareholders of subsidiary	—	426,858	200,848	326,916
Others	12,372	436,199	801,407	1,394,488

	$561,234	$6,591,435	$11,746,902	$71,414,099

14.	Share Option
       In June 2003, the Group adopted the 2003 employee share option scheme (the “Option Plan”) which allows the Group to offer a variety of incentive awards to employees, directors or consultants and advisors or any members of the Group. For 2004, 2005, and 3 months ended March 31, 2006 (unaudited), options to purchase 25,208,200, 23,843,630 and 3,000,000 ordinary shares are authorized under the Option Plan, respectively. Under the terms of the Option Plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and generally vest over 3 years while certain options granted vest over 1 year. Subsequent to the initial public offering, options will be granted at the fair market value of the ordinary shares at the date of grant. As of December 31, 2004, 2005 and March 31, 2006 (unaudited), options to purchase 25,208,200 and 49,051,830 and 38,131,920 ordinary shares were granted and outstanding. Not more than 30% of the Group’s share capital is reserved for issuance under the Option Plan.
Options to Employees
       In July and August 2004, the Group granted 20,643,400 share options with an exercise price of $0.24 to purchase ordinary shares to directors, officers and employees. The Group recorded deferred share based compensation of $969,959 as of December 31, 2004 and compensation expense of $364,876 for 2004 related to the difference between the exercise price and the deemed fair value of the ordinary shares. Prior to the Group’s initial public offering, the derived fair value of the ordinary shares underlying the options was determined for the July and August 2004 grants, based on a retrospective third-party valuation conducted by a third party valuation firm using a generally accepted valuation methodology, the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on two assumptions: where conversion into ordinary shares would result in a higher economic value, preference shares were treated as if they had converted into ordinary shares; and preference shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation preference. Our ordinary shares were assigned a value equal to their pro rata share of the residual amount, if any, that remained after consideration of the liquidation preference of preferred shares with a value below their conversion price.
       In January and February 2005, the Group granted 6,020,000 share options with exercise prices ranging from $0.58 to $0.75 to purchase ordinary shares to directors, officers and employees. In July 2005, the Group granted 11,683,630 share options with exercise price of $1.7 to purchases ordinary shares to directors, offers and employees. In November 2005, the Group further granted 4,800,000 share options with exercise price ranging from $2.6 to $2.7 to purchases ordinary shares to directors, officers and employees. The Group recorded deferred share based compensation of $264,751 as of December 31, 2005 and compensation expense of $458,639 for 2005, related to the difference between the exercise price and the deemed fair value of the ordinary shares. The Group determined the fair value of ordinary shares for those grants in January and February 2005 using the Series C preference share price of $0.51 and the fair value of ordinary shares for the grants in July and November 2005 using the fair market value of the ordinary shares quoted in the Nasdaq Stock Exchange.
       In March 2006, the Group granted 3,000,000 share options with exercise prices of $5.093 to purchase ordinary shares to directors, officers and employees. Effective January 1, 2006, the Group adopted SFAS 123-R. The fair value of stock options granted to employees is determined using the Black-Scholes option pricing model. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by the Group’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Group’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. As a result, the Group recorded compensation expense of $1,466,540 for three months ended March 31, 2006 (unaudited).
Options to Non-employees
       In 2004, the Group also granted 4,564,800 share options with an exercise price of $0.24 to purchase ordinary shares to its external consultants and advisors in exchange for past services, which part of them vest over 1 year and part of them vest over 3 years. In February 2005, the Group granted 1,240,000 share options with an exercise price of $0.75 to purchase ordinary shares to its external consultants and advisors in exchange for services. In July 2005, the Group granted 100,000 share options with an exercise of $1.7 to purchase ordinary shares to its external consultants and advisors in exchange for services. No options were granted to external consultants and advisors subsequent to July 2005. The Group recorded compensation expense of approximately $123,835 and $267,864 and $26,710 for 2004, 2005 and three months ended March 31, 2006 (unaudited), respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the external consultants and advisors.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       A summary of share-based compensation recognized in the consolidated statement of operations are as follows:

	Years ended		Three months ended
	December 31,		March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
General and administrative	$461,183	$683,186	$320,273	$1,129,610
Selling and marketing	27,528	43,317	13,687	336,910

	$488,711	$726,503	$333,960	$1,466,540

       The fair value of each employee, officer and director option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable period.

	Year ended		Three months ended
	December 31,		March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
Option granted to employees:
Average risk-free rate of return	2.97%	3.10-4.43%	3.38%	4.74%
Weighted average expected option life	1-3 years	2-3 years	3 years	2 years
Volatility rate	36.2%	30.49%-36.2%	36.2%	40.0%
Dividend yield	0%	0%	0%	0%
       Prior to 2004 the Group did not grant share options to employees, directors or consultants or advisors or any members of the Group.
       A summary of the share option activity is as follows:

		Weighted
	Number	average
	of option	exercise price

Options outstanding at December 31, 2003	—	$—
Granted	25,208,200	$0.24
Cancelled	—	—

Options outstanding at December 31, 2004	25,208,200	$0.24
Granted	23,843,630	$1.59
Cancelled	—	—

Options outstanding at December 31, 2005	49,051,830	$0.89
Granted	3,000,000	$5.09
Cancelled	—	—
Exercised	(13,919,910)	$0.29

Options outstanding at March 31, 2006 (unaudited)	38,131,920	$1.44

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The weighted average per share fair value of options as of their respective grant dates was as follows:

	Years ended		Three months ended
	December 31,		March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
Ordinary shares	$0.10	$0.23	$0.16	$0.37

       The following table summarizes information with respect to share options outstanding at December 31, 2005:

	Options outstanding			Option exercisable

		Weighted	Weighted		Weighted
		average	average		average	Aggregate
	No. of	remaining	exercise	Number	exercise	Intrinsic
	outstanding	contractual life	price	exercisable	price	value

Ordinary shares:
$0.24	25,208,200	8.62 yrs	$0.24	17,892,580	$0.24	$199,751
$0.58	3,200,000	9.14 yrs	$0.58	800,000	$0.58	—
$0.75	4,060,000	9.17 yrs	$0.75	1,015,000	$0.75	47,234
$1.70	11,783,630	9.58 yrs	$1.70	—		36,308
$2.60-$2.70	4,800,000	9.92 yrs	$2.70	—		71,999

	49,051,830			19,707,580		$355,292

       The following table summarizes information with respect to share options outstanding at March 31, 2006 (unaudited):

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average	Aggregate
	Number of	remaining	exercise	Number	exercise	intrinsic
	outstanding	contractual life	price	exercisable	price	value

Ordinary shares:
$0.24	12,805,160	8.44 years	$0.24	6,366,680	$0.24	$150,170
$0.58	2,512,500	8.88 years	$0.58	250,000	$0.58	—
$0.75	3,230,630	8.92 years	$0.75	312,500	$0.75	$37,661
$1.70	11,783,630	9.33 years	$1.70	—	—	$29,470
$2.60 - $2.70	4,800,000	9.67 years	$2.70	—	—	$61,015
$5.09	3,000,000	10 years	$5.09	—	—	—

	38,131,920			6,929,180		$278,316

       As of March 31, 2006 (unaudited), there was $9,924,890 of total unrecognized compensation expense related to non-vested share-based compensation arrangement granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.04 years.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The following table summarizes information regarding options issued within 12-month prior to March 31, 2006:

	Number of	Fair value of
	options	ordinary	Exercise	Intrinsic	Type of
Grant date	issued	shares	price	value	valuation

July 5, 2004	14,391,800	$0.29	$0.24	$0.05	(a	)
August 1, 2004	506,800	$0.29	$0.24	$0.85	(a	)
August 10, 2004	504,200	$0.29	$0.24	$8.05	(a	)
August 25, 2004	9,805,400	$0.29	$0.24	$0.05	(a	)
January 1, 2005	1,200,000	$0.51	$0.58	—	(b	)
February 2, 2005	2,000,000	$0.51	$0.58	—	(b	)
February 2, 2005	4,060,000	$0.51	$0.75	—	(b	)
July 13, 2005	11,783,630	$1.70	$1.70	—	(c	)
November 2, 2005	800,000	$2.60	$2.70	$0.10	(d	)
November 2, 2005	4,000,000	$2.70	$2.70	—	(d	)
March 10, 2006	3,000,000	$5.06	$5.09	—	(d	)

	52,051,830

Type of Valuation

(a)	The fair value was determined based on a retrospective unrelated party valuation.

(b)	Based on Series C-2 convertible redeemable preference shares sold to third party members for cash proceeds (Note 17(c))

(c)	The fair value was determined based on the initial public offering price on the grant date.

(d)	The fair value was determined based on the closing quoted market price of the ordinary shares quoted in the Nasdaq Stock Exchange.

15.	Income Taxes
       Focus Media Holding and certain of its subsidiaries are tax-exempted companies incorporated in the British Virgin Islands.
       Focus Media Hong Kong has not recorded a tax provision for Hong Kong tax purposes as the Group does not have any assessable profit in Hong Kong.
       The Group’s remaining subsidiaries, registered in the PRC (with the exception of Focus Media Technology, New Focus Media Technology, Framedia Consultation and TMM), are all domestically owned and subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Focus Media Technology is a Foreign Invested Enterprise and subject to the Foreign Enterprise Income Tax (“FEIT”) on the taxable income as calculated in accordance with the relevant PRC income tax law. EIT and FEIT rate for each Group member operating in the PRC is ranging from 15% to 33%.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The principal components of the Group’s deferred income tax assets are as follows:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Deferred tax assets:
Net operating loss carry forwards	$215,308	$276,673	$545,208	$2,891,620
Accrued expenses temporarily non-deductible	42,363	54,281	46,695	590,374
Pre-operating expenses	75,764	62,862	80,102	74,954
Bad debt provision	29,044	57,147	130,897	193,506

Total deferred tax assets	$362,479	$450,963	$802,902	$3,750,454
Valuation allowance on deferred tax assets	(235,710)	—	(59,988)	(3,556,948)

Net deferred tax assets	$126,769	$450,963	$742,914	$193,506

       The Group did not have any timing differences relating to deferred tax liabilities as of December 31, 2003, 2004, 2005 and March 31, 2006 (unaudited).
       A significant portion of the deferred tax assets recognized relate to net operating loss carry forwards. The Group operates through multiple subsidiaries and the valuation allowance is considered on each individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
       The valuation allowance from 2003 to 2004 has decreased as the Group has implemented a tax planning strategy which more likely than not allow the Group to utilize its deferred tax assets. The valuation allowance in 2004, 2005 and for the three months ended March 31, 2006 (unaudited) have been increased in connection to the net operating losses which the Group believes cannot generate future taxable income to recognize the income tax benefit.
       Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

				Three months ended
	Years ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Statutory rate	33.0%	33.0%	33.0%	33.0%	33.0%
Permanent book-tax difference	45.0%	58.0%	(30.3)%	(24.0)%	(61.7)%
Change in valuation allowance	15.0%	(19.0)%	0.2%	—	34.9%

Effective tax rate	93.0%	72.0%	2.9%	9.0%	6.2%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

16.	Net income (loss) per Share
       The following table sets forth the computation of basic and diluted income (loss) per share for the years/periods indicated:

	Years Ended December 31,			Three Months Ended March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Income (loss) attributable to holders of ordinary shareholders (numerator):	$25,483	$(10,576,414)	$23,547,651	$2,642,493	$9,432,769

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income (loss) per share	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094

Plus weighted average preference shares outstanding	—	—	84,119,675	158,266,400	—
Plus incremental weighted average ordinary shares from assumed conversions of stock option using treasury stock method	—	—	29,689,874	14,481,608	27,663,224

Weighted average ordinary shares outstanding used in computing diluted income (loss) per share	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

Net income (loss) per share — basic	$0.00	$(0.07)	$0.09	$0.02	$0.02

Net income (loss) per share — diluted	$0.00	$(0.07)	$0.06	$0.01	$0.02

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       For the above mentioned years/periods, the Group had securities outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income (loss) per share in the years/periods presented, as their effects would have been antidilutive. Such outstanding securities consist of the following:

	December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Series A convertible redeemable preference shares	—	41,967,400	—	41,967,400	—
Series B convertible redeemable preference shares	—	48,191,600	—	48,191,600	—
Series C-1 convertible redeemable preference shares	—	34,054,000	—	34,054,000	—
Series C-2 convertible redeemable preference shares	—	34,053,400	—	34,053,400	—
Outstanding options to purchase ordinary shares	—	25,208,200	49,051,830	32,468,200	38,131,920

	—	183,474,600	49,051,830	190,734,600	38,131,920

17.	Convertible Redeemable Preference Shares
       Each Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares was automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Group. Upon the completion of the Group’s initial public offering on July 13, 2005, all of the issued and outstanding Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares were converted into ordinary shares.
       a) In April 2004, the Group issued 52,083,400 Series B convertible redeemable preference shares to a group of third party investors for cash proceeds of $12,062,696, net of issuance costs of $437,304. The holders of Series B redeemable convertible preference shares could have redeemed the Series B convertible redeemable preference shares at any time (i) before December 31, 2005 if the Group received a notice from the holders of a majority of Series B convertible redeemable preference shares indicating a material breach by the Group and its affiliates of their representation, warranties or covenants under Series B convertible redeemable preference shares, the shareholders agreement or the Restructuring Documents (as defined in the amended Series B Purchase Agreement), or (ii) after April 28, 2004 (“Redemption Start Date”), at the option of a majority of the holders of the Series B convertible redeemable preference shares then outstanding. In the event of a redemption pursuant to this right, the Group could have redeemed up to all of the Series B convertible redeemable preference shares at a redemption price per Series 13 redeemable convertible preference share equal to $0.24x(1+(0.15xN)) plus all declared but unpaid dividends. N refers to a fraction the numerator of which is the number of calendar days between April 28, 2004

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
and the Redemption Start Date and the denominator of which is 365. The Group recorded a deemed dividend of $2,191,442 in 2004, which resulted from the amortization of the 15% redemption premium associated with Series B convertible redeemable preference shares. According to the articles of association amended on November 29, 2004, the redemption price of Series B preferred stock is $0.24.
       b) In April 2004, 62,400,000 outstanding ordinary shares were reclassified and re-designated into 62,400,000 Series A convertible redeemable preference shares. The re-designation has resulted in a deemed dividend of $8,308,411 which represents the difference between the fair value of the Series A convertible redeemable preference shares at the date of re-designation of $0.15 and the initial issuance price of the ordinary shares of $0.05 for 10,000,000 shares and approximately $0.01 for 52,400.000 shares.
       The holders of Series A convertible redeemable preference shares had the right to cause the Group to redeem such preference shares, at any time commencing on a Redemption Start Date, at the option of a majority of holders of Series A redeemable convertible preference shares at a redemption price per Series A convertible redeemable preference share equal to $0.06 plus all declared but unpaid dividends. Series A convertible redeemable preference shares could not have been redeemed until the Group had redeemed all of the Series B convertible redeemable preference shares and paid the aggregate Series B convertible redeemable preference shares redemption price in full.
       c) On November 29, 2004, the Group issued 34,053,400 Series C-2 convertible redeemable preference shares to group of third party investors for cash proceeds of $17,415,000, net of issuance costs of $85,000. The holder of a Series C-2 convertible redeemable preference share could have redeemed Series C-2 convertible redeemable preference shares at any time after the earlier of (i) such time as the holders of a majority of the Series C-2 convertible redeemable preference share delivered notice in writing to the Group that the Group and/or its affiliates was in material breach of any of its representations, warranties and covenants under the Series C Purchase Agreement, the Shareholders Agreement or the Ancillary Documents (as defined in the Series C Purchase Agreement) so long as such notice was to have been delivered before December 31, 2006 and (ii) anytime following the fourth anniversary of the issuance of the Series C-2 convertible redeemable preference share under the Series C Purchase Agreement. In connection with the redemption of any Series C-2 convertible redeemable preference share, the Group was to pay a redemption price equal to the Series C-2 convertible redeemable preference share Issue Price of $0.51 plus all declared but unpaid dividends on the Series C-2 convertible redeemable preference share through to the date of redemption thereof.
       d) On November 29, 2004, certain investors of Series A and/or Series B convertible redeemable preference shares sold 20,432,600 outstanding Series A convertible redeemable preference shares and 3,891,800 outstanding Series B convertible redeemable preference shares to Series C-1 convertible redeemable preference shares investors at a price of US$0.51. These Series A convertible redeemable preference shares and Series B convertible redeemable preference shares were re-designated as Series C-1 convertible redeemable preference shares. The re-designation resulted in a deemed dividend of $8,458,464 which represented the difference between the fair value of the Series C-1 convertible redeemable preference shares of $0.51 and the issuance price of Series A and Series B convertible redeemable preference shares of $0.15 and $0.24, respectively.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       e) In December 2004, an investor of ordinary shares sold 9,729,600 outstanding ordinary shares to third party investors at a price of $0.51. These ordinary shares were re-designated as Series C-1 convertible redeemable preference shares. The re-designation resulted in a deemed dividend of $4,897,623 which represented the difference between the fair value of the Series C-1 convertible redeemable preference shares of $0.51 and the issuance price of ordinary shares of $0.01.
       Prior to the redemption or conversion of all Series C-2 convertible redeemable preference shares issued by the Group, any holder of Series C-1 convertible redeemable preference shares thereof could have, at any time, required the Group to redeem such shares out of funds legally available therefore in connection with the redemption of any Series C-1 convertible redeemable preference shares under this Clause, the Group would have paid a redemption price equal to the Series C-1 convertible redeemable preference shares Issue Price of $0.51 plus all declared but unpaid dividends on the Series C-1 convertible redeemable preference shares through to the date of redemption thereof.
       The significant terms of the Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares are as follows:
Conversion
       Each Series A and Series B convertible redeemable preference share was automatically convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution or performance adjustment based on an initial conversion price of $0.15 and $0.24, respectively, upon the consummation of a Series A/ B Qualified Public Offering or obtaining the necessary written consent from the holders of Series A and Series B convertible redeemable preference shares. A Series A/B Qualified Public Offering referred to the closing of an underwritten public offering of the ordinary shares of the Group in the United States that was registered under the Securities Act of 1933 representing at least 25% of the fully-diluted share capital of the Group immediately following the offering, at a price per share that values the Group at no less than $200,000,000 immediately prior to the offering.
       Each Series C-1 and Series C-2 convertible redeemable preference share was automatically convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution or performance adjustment based on an initial conversion price of $0.51 and $0.51, respectively, upon the consummation of a Series C Qualified Public Offering or obtaining the necessary written consent from the holders of Series C-1 and Series C-2 convertible redeemable preference shares. A Series C Qualified Public Offering referred to the closing of an underwritten public offering of the ordinary shares of the Group in the United States that has been registered under the Securities Act of 1933 which represents at least 25% of the fully-diluted share capital of the Group immediately following the offering, at a price per share that values the Group at no less than $335,000,000 immediately prior to the offering.
       The conversion price of Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares was subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       Additionally, the conversion price was to be adjusted for dilution in the following circumstances:

1) In the event that the Group issued additional ordinary shares at a price per share less than the then prevailing Series A, Series B and Series C convertible redeemable preference shares’ respective conversion price, the Series A, Series B and Series C convertible redeemable preference shares’ respective conversion price was to be reduced, concurrently with such issuance, to a price (calculated to the nearest cent) equal to the price per share at which such additional shares were to be issued.

2) If the Group’s financial results of 2004 and 2005 did not meet specified targets. Under the terms of the amended and restated memorandum and articles of association in April 2005, the performance-based adjustment was not triggered in 2004.
Voting Rights
       Each Series A, Series B, Series C-1 and Series C-2 redeemable convertible preference share had voting rights equivalent to the number of shares of ordinary shares into which it was convertible.
Dividends
       The holders of Series A, Series B, Series C-1 and Series C-2 redeemable convertible preference shares were to be entitled to receive out of any funds legally available therefore, when and if declared by the Board of Directors of the Group, dividends at the rate or in the amount as the Board of Directors considers appropriate.
Liquidation Preference
       In the event of any liquidation, dissolution or winding up of the Group, as defined, the holders of Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares were to receive $0.06 per share, $0.24 per share, $0.51 per share and $0.51 per share, respectively, plus all declared but unpaid dividends. Such amounts were to be adjusted for any share splits, share dividends and recapitalization.
       In the event of any liquidation, dissolution or winding up of the Group caused by a “Trade Sale”, which is defined as any sales of shares, merger, consolidation or other similar transaction involving the Group in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Group’s assets, the holder of Series B redeemable convertible preference shares were to receive the higher of (i) 200% of the original purchase price of the Series B preference shares, for each Series B redeemable convertible preference share outstanding or (ii) the amount the holder would have received if all of the Series B redeemable convertible preference shares held by such holder were to be converted to ordinary shares immediately prior to such liquidation, dissolution or winding up of the Group. According to the articles of association amended on November 29, 2004 (the “Modification Date”), the net settlement feature of the Series B convertible redeemable preference shares under trade sale was removed.
       The embedded conversion option of Series B convertible redeemable preference shares has been recorded at its fair value of $1,179,689 and accounted for separately as an embedded conversion option. The Group has accounted for the derivative liability relating to the conversion option by adjusting the liability its estimated fair value at each subsequent balance sheet date up to the Modification Date, with adjustments recorded as other income or expenses. In 2004, the Group

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
adjusted the derivative liability to fair market value and recorded a change in fair value of the derivative liability of $11,692,287 in the consolidated statements of operations. The Group recorded a deemed dividend of $1,179,689 in 2004, which resulted from the accretion of the discount of Series B convertible redeemable preference shares. On the Modification Date, the Group has re-combined the fair value of the derivative liability of $12,871,976 with Series B convertible redeemable preference shares and subsequently recorded an accretion of premium of $12,906,774, which represented the difference of the carrying balance of Series B convertible redeemable preference shares at the Modification Date and its initial issuance date.

18.	Ordinary Shares
       (a) In April 2003 the Group issued 2,000,000 ordinary shares for cash proceeds of $1,625,000.
       (b) In May 2003, the Board of Directors approved a share split of 100:1 of the ordinary shares which has been retroactively reflected in the Group’s financial statements.
       (c) In April 2004, 62,400,000 outstanding ordinary shares were reclassified and redesignated into 62,400,000 Series A convertible redeemable preference shares.
       (d) In September 2004, the Group issued 14,594,200 ordinary shares as partial consideration of the acquisition of all the outstanding ordinary shares of Perfect Media (Note 3 (6)).
       (e) In December 2004, 9,729,600 outstanding ordinary shares were sold and redesignated in 9,729,600 Series C-1 convertible redeemable preference shares.
       (f) On May 31, 2005, shareholders of the Group approved a 200-for-1 split of the Company’s shares, with immediate effect. The 200-for-l share split of the Company’s shares has been retroactively applied to all periods presented.
       (g) Upon initial public offering, the Group issued 77,575,000 ordinary shares, for US$1.7 per ordinary share, for total proceeds of US$118,174,130, net of offering expenses.
       (h) On January 1, 2006, the Group issues 22,157,003 ordinary shares, for US$2.46 per share, as partial consideration of the acquisition of all the outstanding ordinary shares of Infoachieve (Note 3 (21)).
       (i) In January 2006 upon the secondary offering, the Group issued 15,000,000 ordinary shares, for US$4.35 per ordinary share, for total proceeds of US$61,783,300, net of offering expenses of US$3,466,700.
       (j) On February 28, 2006, the Group issues 77,000,000 ordinary shares, for US$3.00 per share, as partial consideration of the acquisition of all the outstanding ordinary shares of Target Media (Note 3 (23)).
       (k) On March 1, 2006, the Group issues 74,720 ordinary shares, for US$5.00 per share, as full consideration of the acquisition of the remaining 25% outstanding ordinary shares of in Focus Media Wuhan (Note 3 (2))

19.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care,

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $60,609, $338,923, $619,831 and $440,349 for the years ended December 31, 2003, 2004, 2005 and three months ended March 31, 2006 (unaudited), respectively.
       Pursuant to laws applicable to entities incorporated in the PRC, the Group subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In 2003, 2004, 2005, the Group made total appropriations of $nil, $1,488,000, $98,729, respectively.

20.	Commitments
(a) Leases
       The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens and poster frames in various locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for 2003, 2004, 2005 and three months ended March 31, 2006 (unaudited) were $803,079, $3,648,829 and $15,481,200 and $2,910,231, respectively.
       Future minimum lease payments under non-cancelable operating lease agreements were as follows (unaudited):

March 31,

2007	$43,346,190
2008	33,031,315
2009	21,849,103
2010	14,209,352
2011	4,508,331
2012 and thereafter	1,684,262

$118,628,553

21.	Segment and Geographic Information
       The Group is engaged in operating out-of-home advertising network in China using audiovisual television displays, based on the number of locations and number of flat-panel television displays in our network.
       The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it has three operating and reporting segments as of March 31, 2006 (unaudited), which are poster frame network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
advertising services, mobile-phone advertising services and out-of-home television advertising services. The out-of-home television advertising service is still the most significant segment as of March 31, 2006 (unaudited). The Group has not provided 2003, 2004 or 2005 segment disclosure for the poster frame network advertising service or the mobile phone advertising services because they did not exist prior to 2006.
       The following table presents selected financial information relating to the Group’s segments for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited):

	Poster frame
	network	Mobile phone	Out-of-home
	advertising	advertising	advertising
	services	services	services

Revenue
For the three months ended March 31, 2005 (unaudited)	—	—	9,431,521
For the three months ended March 31, 2006 (unaudited)	6,067,314	—	26,765,467
Cost of revenue
For the three months ended March 31, 2005 (unaudited)	—	—	3,188,610
For the three months ended March 31, 2006 (unaudited)	2,397,268	—	12,008,394
Net income
For the three months ended March 31, 2005 (unaudited)	—	—	2,642,493
For the three months ended March 31, 2006 (unaudited)	2,626,783	—	6,805,986
Total assets
For the three months ended March 31, 2005 (unaudited)	—	—	60,839,516
For the three months ended March 31, 2006 (unaudited)	17,980,760		630,764,315
Geographic Information
       The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.
       As of December 31, 2003, 2004, 2005, there were no customers which accounted for 10% or more of the Group’s net revenues and accounts receivable. As of March 31, 2006 (unaudited), one of our customers, Portland Outdoor Advertising Co., Ltd., accounted for 6.11% of the Group’s net revenue and 11.69% of net accounts receivable. As of December 31, 2003, 2004 and 2005, Portland Outdoor Advertising Co., Ltd., accounted for nil, nil and 6.52% of the Group’s net revenue and nil, nil and 10.92% of net accounts receivable, respectively.
       Although the Group operates through multiple cities in China which include Beijing, Shanghai, Guangzhou and Shenzhen, it believes it operates in one segment as all cities provide selling out-of-home television advertising time slots on their network of flat-panel television advertising displays. Accordingly all financial segment information can be found in the consolidated financial statements.

22.	Related Party Transactions
       In 2003, Jason Nanchun Jiang, a major shareholder of the Group, contributed technical know-how which valued at historical cost of $nil.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       In 2003, the Group purchased equipment from a company under common control for cash proceeds of $1,208,131.
       Details of gross advertising service revenue from related parties for the years ended December 31, 2003, 2004, 2005 and three months ended March 31, 2005 (unaudited) and 2006 (unaudited) are as follows:

					Three months ended
		Year ended December 31,			March 31,

Name of related parties	Director interested	2003	2004	2005	2005	2006

					(Unaudited)	(Unaudited)
Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$978,058	$1,367,351	$—	$307,387	$—
Multimedia Park Venture Capital	Jimmy Wei Yu	120,821	1,227,267	2,330,945	660,417	1,636,076
Shanghai Jobwell Business Consulting Ltd.	Jimmy Wei Yu	—	411,034	1,050,258	16,637	474,754
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	—	372,488	757,850	10,817	410,158
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	—	361,371	908,100	15,865	390,089
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	—	48,287	264,120	123,058	44,683

		$1,098,879	$3,787,798	$5,311,273	$1,134,181	$2,955,760

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       Details of amounts due from related parties as of December 31, 2003, 2004, 2005 and March 31, 2006 (unaudited) are as follows:

		December 31,			March 31,

Name of related parties	Director interested	2003	2004	2005	2006

					(Unaudited)
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$252,576	$1,259,138	$—	$—
Multimedia Park Venture Capital	Jimmy Wei Yu	—	690,212	330,700	1,656,268
Shanghai Jobwell Business Consulting Ltd.	Jimmy Wei Yu	—	275,971	546,207	477,022
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	—	251,556	662,953	412,118
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	—	263,155	533,469	391,953
Ctrip Travel Information Technology (Shanghai) Co., Ltd.		—	—	—	44,895

		$252,576	$2,740,032	$2,073,329	$2,982,256

       Details of amounts due to related parties as of December 31, 2003, 2004, 2005 and March 31, 2006 (unaudited) are as follows:

		December 31,			March 31,

Name of related parties	Director interested	2003	2004	2005	2006

					(Unaudited)
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$1,386,124	$—	$—	$—
Weiqiang Jiang (direct family member)	Jason Nanchun Jiang	—	—	—	2,496,212
Multimedia Park Venture Capital	Jimmy Wei Yu	627,774	—	—	—

		$2,013,898	$—	$—	$2,496,212

       In March 2006, Weiqiang Jiang, the father of Jason Nanchun Jiang, provided a short-term loan to the Group of approximately $2.5 million to relieve a temporary shortage of Renminbi the Group experienced at that time. The loan is unsecured and was provided to us at no interest. The loan will become due and payable in full on June 30, 2006.

22.	Restricted Net Assets
       Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as general reserve fund. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately $14,792,000 and $75,911,158 as of December 31, 2004 and 2005, respectively.

23.	Subsequent Event (Unaudited)
      On June 21, 2006, the Group and certain of the Group’s pre-IPO shareholders successfully completed a follow-on public offering. In this offering, including the over-allotment option exercised by the underwriters, the Group sold 1,600,000 ADSs and the selling shareholders sold an additional 6,100,000 ADSs to the public.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
(in U.S. dollars)
Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information
       The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Focus Media Holding Limited, appearing elsewhere in this annual report, after giving effects to the pro forma adjustments described in the notes thereto. Financial information with respect to the acquisitions are derived from the historical financial statements of Capital Beyond Limited, Infoachieve Limited and Target Media Holdings Limited (“Target Media”) available in Focus Media Holding Limited's registration statement on Form F-1 (File No. 333-134714).
       The preparation of the unaudited pro forma condensed consolidated statements of operations appearing below is based on financial statements prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). These principles require the use of estimates that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated statements of operations is to provide information on the impact of the acquisitions of Capital Beyond Limited, Infoachieve Limited and Target Media (the “Acquired Businesses”). These Acquired Businesses permitted Focus Media Holding Limited to expand its network including the growth and further segmentation of its commercial location and in-store networks, and the addition of its poster frame advertising network.
       The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 presents adjustments as if the acquisitions of Acquired Businesses had been consummated on January 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2006 presents adjustments as if the acquisitions of Target Media had been consummated on January 1, 2005.
       The following unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the historical consolidated financial statements, unaudited pro forma condensed consolidated statements of operations and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.
       The unaudited pro forma condensed consolidated financial information presented in this annual report includes all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, because such adjustments are based on estimates such as the estimated amortization period for the acquired intangible assets for Framedia and Target Media, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. In addition, the financial information of Target Media for the two month period ended February 28, 2006 has not been audited or reviewed by an independent registered public accounting firm but is derived from management accounts. Accordingly, the financial information of Target Media for that period, including the statement of operations relating to Target Media, that has been used to calculate the pro forma financial information as of and for the three month period ended March 31, 2006 may differ significantly from any actual consolidated statement of operations financial information had it been audited or reviewed by an independent registered public accounting firm. See “Item 3.D Key Information — Risk Factors — The unaudited pro forma condensed consolidated financial information included in this annual report contains financial information that has not been audited or reviewed by an independent certified public accounting firm, and that is derived in part by estimates, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information”.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(In U.S. Dollars, except share data)

			Infoachieve	Target Media
	Focus Media	Capital Beyond	Limited for	Limited for
	Holding Limited	Limited for the	the year	the year
	for the year ended	three months	ended	ended
	December 31,	ended March	December 31,	December	Pro forma
	2005	31, 2005	2005	31, 2005	Adjustments	Note	Pro Forma

				(a)
Net Revenues:
— Commercial locations	$61,434,760	$—	$—	$33,693,000	$—		$95,127,760
— In-store network	5,468,919	—	—	—	—		5,468,919
— Poster Frame Network	—	—	11,828,519	—	—		11,828,519

Advertising Service Revenue	66,903,679	—	11,828,519	33,693,000	—		112,425,198
Advertising Equipment Revenue	1,325,234	—	—	—	—		1,325,234

Total net revenues	68,228,913	—	11,828,519	33,693,000	—		113,750,432
Cost of Revenues:
— Commercial locations	17,943,318	122,038	—	16,321,000	(55,934)	(4)	34,330,422
— In-store network	7,422,641	—	—	—	—		7,422,641
— Poster Frame Network	—	—	7,233,043	—	—		7,233,043

Advertising Service Cost	25,365,959	122,038	7,233,043	16,321,000	(55,934)		48,986,106
Advertising Equipment Cost	975,747	—	—	—	—	—	975,747

Total cost of revenues	26,341,706	122,038	7,233,043	16,321,000	(55,934)		49,961,853
Gross profit (loss)	41,887,207	(122,038)	4,595,476	17,372,000	55,934		63,788,579
Operating expenses:
General and administrative	9,119,846	607	5,428,018	1,945,000	(307,672)	(4)	16,185,799
Selling and marketing	9,543,748	—	3,363,704	8,584,000	(88,468)	(4)	21,402,984
Amortization of acquired intangibles	437,837	—	—	—	4,201,715	(1)	4,639,552

Total operating expenses	19,101,431	607	8,791,722	10,529,000	3,805,575		42,228,335
Income (loss) from operations	22,785,776	(122,645)	(4,196,246)	6,843,000	(3,749,641)		21,560,244
Interest income/(expenses)	1,761,909	48	(170,557)	68,000	—		1,659,400
Other income (expenses), net	(161,148)	(29)	(3,857)	(94,000)	—		(259,034)

Income (loss) before income taxes and minority interests	24,386,537	(122,626)	(4,370,660)	6,817,000	(3,749,641)		22,960,610
Income taxes:
Current	715,117	—	1,941	—	—		717,058
Deferred	(20,664)	—	—	—	—		(20,664)

Total income taxes	694,453	—	1,941	—	—	(6)	696,394

Net income (loss) after income taxes before minority interests	23,692,084	(122,626)	(4,372,601)	6,817,000	(3,749,641)		22,264,216
Minority interests	144,433	—	—	(22,000)	—		122,433

Net income (loss)	23,547,651	(122,626)	(4,372,601)	6,839,000	(3,749,641)		22,141,783

							—
Deemed dividend on ordinary shares	—	—	(15,187,200)	—	—		(15,187,200)
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	—	(1,136,700)	—	1,136,700	(3)	—
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	—	(378,985)	—	378,985	(3)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	—	(623,700)	—	623,700	(3)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	—	(207,820)	—	207,820	(3)	—
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	(3,288,000)	3,288,000	(3)	—
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	(960,000)	960,000	(3)	—
Beneficial conversion of Series A redeemable convertible preferred shares	—	—	—	(3,021,000)	—		(3,021,000)
Beneficial conversion of Series B redeemable convertible preferred shares	—	—	—	(806,000)	—		(806,000)

Net income (loss) attributable to holders of ordinary shares	$23,547,651	$(122,626)	$(21,907,006)	$(1,236,000)	$2,845,564		$3,127,583

Income per share — basic	$0.09						$0.01

Shares used in calculating basic income per share	252,128,545					(5)	351,285,548

Income per share — diluted	$0.06						$0.01

Shares used in calculating diluted income per share	365,938,094					(5)	465,095,097

Note(a) The translations of amounts from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2005, are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate.
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(In U.S. Dollars, except share data)

	Focus Media Holding	Target Media Limited
	Limited for the three	for the two months
	months ended	ended February 28,	Pro forma
	March 31,2006	2006	Adjustments	Note	Pro Forma

		(b)
Net Revenues:
— Commercial locations	$21,472,376	$3,068,289	$—		$24,540,665
— In-store network	5,293,091	—	—		5,293,091
— Poster Frame Network	6,067,314	—	—		6,067,314

Advertising Service Revenue	32,832,781	3,068,289	—		35,901,070
Advertising Equipment Revenue	304,066	—	—		304,066

Total net revenues	33,136,847	3,068,289	—		36,205,136
Cost of Revenues:
— Commercial locations	8,035,150	3,792,503	—		11,827,653
— In-store network	3,973,244	—	—		3,973,244
— Poster Frame Network	2,397,268	—	—		2,397,268

Advertising Service Cost	14,405,662	3,792,503	—		18,198,165
Advertising Equipment Cost	231,814	—	—		231,814

Total cost of revenues	14,637,476	3,792,503	—		18,429,979
Gross profit (loss)	18,499,371	(724,214)	—		17,775,157
Operating expenses:
General and administrative	4,395,342	2,541,194	—		6,936,536
Selling and marketing	4,057,199	3,114,507	—		7,171,706
Amortization of acquired intangibles	999,178	—	205,350	(2)	1,204,528

Total operating expenses	9,451,719	5,655,701	205,350		15,312,770
Income (loss) from operations	9,047,652	(6,379,915)	(205,350)		2,462,387
Interest income/(expenses)	915,952	(23,177)	—		892,775
Other income (expenses), net	46,149	(1,755,019)	—		(1,708,870)

Income (loss) before income taxes and minority interests	10,009,753	(8,158,111)	(205,350)		1,646,292
Income taxes:
Current	65,076	(59,402)	—		5,674
Deferred	551,714	—	—		551,714

Total income taxes	616,790	(59,402)	—	(6)	557,388

Net income (loss) after income taxes before minority interests	9,392,963	(8,098,709)	(205,350)		1,088,904
Minority interests	(39,806)	(30,588)	—		(70,394)

Net income (loss) attributable to holders of ordinary shares	$9,432,769	$(8,068,121)	$(205,350)		$1,159,298

Income per share — basic	$0.02				$0.00

Shares used in calculating basic income per share	438,232,094			(5)	488,709,872

Income per share — diluted	$0.02				$0.00

Shares used in calculating diluted income per share	465,895,318			(5)	516,373,096

Note(b) Translations of amounts from Renminbi (“RMB”) into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00=RMB8.0415, on February 28, 2006, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2006, or at any other date.
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION
       The following pro forma adjustment has been made to the unaudited pro forma condensed consolidated financial information.
       (1) Reflects amortization for the acquired intangible assets recorded as a result of our acquisitions of Capital Beyond Limited in March 2005, Infoachieve Limited in January 2006 and Target Media in February 2006 to reflect amortization for the year ended December 31, 2005.
       The aggregate purchase price of $94.3 million of Infoachieve Limited is comprised of the following:

(in thousands
of U.S. dollars)

Cash consideration	$39,600
Other acquisition costs	311
Fair Value of ordinary shares issued	54,418

$94,329

       The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.
       Preliminary purchase price allocation:

	(in thousands	Amortization
	of U.S. dollars)	period

Net tangible liabilities acquired	5,684
Acquired intangible assets	12,455	7 years
Goodwill	87,558

Total	$94,329

       The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.
       The amortization expense for Infoachieve Limited and Target Media of $2,879,074 and $1,211,073, respectively, for the year ended December 31, 2005 have been estimated based on a valuation report provided by a third-party valuation firm.
       (2) Reflects amortization for the intangible assets recorded as a result of our acquisition of Target Media which occurred on February 28, 2006 to reflect amortization from January 1, 2006 to February 28, 2006.
The aggregate purchase price of $327.1 million of Target Media is comprised of the following:

(in thousands
of U.S. dollars)

Cash consideration	$94,000
Other acquisition costs	2,058
Fair Value of ordinary shares issued	231,000

$327,058

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION — (Continued)
       The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing. The second installment is to be paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006. The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.

	(in thousands	Amortization
	of U.S. dollars)	period

Net tangible assets acquired	24,823
Acquired intangible assets	10,827	7 years
Goodwill	291,408

Total	$327,058

       The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.
       The amortization expense for Target Media of $205,350, for the period ended March 31, 2006 have been estimated based on a valuation report provided by a third party valuation firm.
       (3) Assumes the conversion upon completion of the acquisitions of all convertible redeemable convertible preference shares of Infoachieve Limited and Target Media. Accordingly, the deemed dividends and redemption value accretion relating to these shares have been reversed.
       (4) Reflects the adjustment relating to the conformity in accounting policy of Target Media for employee stock options from FAS 123(R) to APB 25 which is the accounting policy adopted by Focus Media Holding Limited.
       (5) The following table sets forth the shares used in computing pro forma per share amounts for the periods indicated:

	December 31,	March 31,
	2005	2006

Shares used in calculating basic income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic income per share for Focus Media Holding Limited	252,128,545	438,232,094
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	351,285,548	488,709,872

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION — (Continued)

	December 31,	March 31,
	2005	2006

Shares used in calculating diluted income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted income per share for Focus Media Holding Limited	365,938,094	465,895,318
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	465,095,097	516,373,096

       (6) There have been no pro forma tax adjustments recorded because none of the pro forma adjustments discussed above has any tax impact.