Form 20-F
period 2006-12-31
Focus Media Holding LTD
filed 2007-09-25
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Commission file number 001-
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road, Shanghai 200050, PRC
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.00005 per share	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
534,896,873 Ordinary Shares

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
     Yes ☐      No ☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2006

SUPPLEMENTAL INFORMATION		1
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED		1
PART I		3
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS	52
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	76
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	84
ITEM 8.	FINANCIAL INFORMATION	91
ITEM 9.	THE OFFER AND LISTING	92
ITEM 10.	ADDITIONAL INFORMATION	93
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	105
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	106
PART II		106
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106
ITEM 15.	CONTROLS AND PROCEDURES	108
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	108
ITEM 16B.	CODE OF ETHICS	109
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	109
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	109
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	109
PART III		109
ITEM 17.	FINANCIAL STATEMENTS	109
ITEM 18.	FINANCIAL STATEMENTS	110
ITEM 19.	EXHIBITS	111
EX-10.97 2006 SHARE OPTION PLAN, DATED AUGUST 22
EX-10.98 SHARE PURCHASE AGREEMENT, DATED FEBRUARY 28, 2007
ASSET TRANSFER AGREEMENT, DATED JANUARY 30, 2003
EX-10.100 CALL OPTION AGREEMENT, DATED JANUARY 30, 2003
EX-10.101 CALL OPTION AGREEMENT, DATED JANUARY 30, 2003
EX-10.102 EQUITY INTERESTS PLEDGE AGREEMENT, DATED JANUARY 3
EX-10.103 EQUITY INTEREST PLEDGE AGREEMENT
EX-10.104 EXCLUSIVE SERVICE AGREEMENT, DATED JAN 20, 2003
EX-10.105 LOAN AGREEMENT, DATED JANUARY 10, 2003
EX-10.106 LOAN AGREEMENT, DATED JANUARY 10, 2003
EX-10.107 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.108 CALL OPTION AGREEMENT, DATED NOVEMBER 1, 2004
EX-10.109 CALL OPTION AGREEMENT, DATED NOVEMBER1, 2004
EX-10.110 EQUITY INTERESTS PLEDGE AGREEMENT, NOV 1, 2004
EX-10.111 EQUITY INTERESTS PLEDGE AGREEMENT, NOV 1, 2004
EX-10.112 EXCLUSIVE SERVICE AGREEMENT, NOV 1, 2004
EX-10.113 LOAN AGREEMENT, NOV 1, 2004
EX-10.114 LOAN AGREEMENT, NOV 1, 2004
EX-10.115 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.116 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.117 ASSET TRANSFER AGREEMENT, DATED NOVEMBER 30, 2004
EX-10.118 CALL OPTION AGREEMENT, DATED NOVEMBER 30, 2004
EX-10.119 CALL OPTION AGREEMENT, DATED NOVEMBER 30, 2004
EX-10.120 EQUITY OMTERESTS PLEDGE AGREEMENT, NOV 30, 2004
EX-10.121 EQUITY INTERESTS PLEDGE AGREEMENT, NOV 30, 2004
EX-10.122 EXCLUSIVE SERVICES AGREEMENT, NOV 11, 2004
EX-10.123 LOAN AGREEMENT, DATED NOVEMBER 1, 2004
EX-10.124 LOAN AGREEMENT, DATED NOVEMBER 1, 2004
EX-10.125 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.126 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.127 ASSET TRANSFER AGREEMENT, NOV 30, 2004
EX-10.128 CALL OPTION AGREEMENT, DATED NOVEMBER 30, 2004
EX-10.129 CALL OPTION AGREEMENT, DATED NOVEMBER 30, 2004
EX-10.130 EQUITY INTERESTS PLEDGE AGREEMENT, NOV 30, 2004
EX-10.131 EQUITY INTERESTS PLEDGE AGREEMENT, NOV 30, 2004
EX-10.132 EXCLUSIVE SERVICE AGREEMENT, NOV 3, 2004
EX-10.133 LOAN AGREEMENT, DATED NOVEMBER 1, 2004
EX-10.134 LOAN AGREEMENT, DATED NOVEMBER 1, 2004
EX-10.135 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENTS
EX-10.136 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENTS
EX-10.137 ASSET TRANSFER AGREEMENT, MAY 17, 2005
EX-10.138 CALL OPTION AGREEMENT, MAY 17, 2005
EX-10.139 CALL OPTION AGREEMENT, MAY 17, 2005
EX-10.140 EQUITY INTERESTS PLEDGE AGREEMENT, MAY 17, 2005
EX-10.141 EQUITY INTERESTS PLEDGE AGREEMENT, MAY 17, 2005
EX-10.142 EXCLUSIVE SERVICE AGREEMENT, APRIL 30, 2005
EX-10.143 LOAN AGREEMENT, DATED APRIL 20, 2005
EX-10.144 LOAN AGREEMENT, DATED APRIL 20, 2005
EX-10.145 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.146 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.147 SUPPLEMENTAL AGREEMENT FOR LOAN AGREEMENT
EX-10.148 SUPPLEMENTAL AGREEMENT FOR LOAN AGREEMENT
EX-10.149 CALL OPTION AGREEMENT , DATED JULY 1, 2006
EX-10.150 CALL OPTION AGREEMENT, DATED JULY 1, 2006
EX-10.151 EQUITY INTERESTS PLEDGE AGREEMENT, JULY 1, 2006
EX-10.152 EQUITY INTERESTS PLEDGE AGREEMENT, JULY 1, 2006
EX-10.153 EXCLUSIVE SERVICE AGREEMENT, JULY 1, 2006
EX-10.154 LOAN AGREEMENT, DATED JUNE 20, 2006
EX-10.155 LOAN AGREEMENT, DATED 20, 2006
EX-10.156 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.157 SHAREHOLDERS' VOTING RIGHTS PROXY AGREEMENT
EX-10.158 SHARE PURCHASE AGREEMENT, JULY 21, 2006
EX-10.159 REGISTRATION RIGHTS AGREEMENT
EX-10.160 SHAREHOLDERS' VOTING RIGHT PROXY AGREEMENT
EX-12.1 CERTIFICATE OF CHIEF EXECUTIVE OFFICER
EX-12.2 CERTIFICATE OF CHIEF FINANCIAL OFFICER
EX-13.1 CERTIFICATION OF PERIODIC FINANCIAL REPORT
EX-13.2 CERTIFICATION OF PERIODIC FINANCIAL REPORT
EX-15.1 CONSENT OF CONYERS, DILL & PEARMAN
EX-15.2 CONSENT OF GLOBAL LAW OFFICE
EX-21.1 LIST OF SUBSIDIARIES

SUPPLEMENTAL INFORMATION
     In this annual report, unless otherwise indicated:
•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value $0.00005, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•	“Framedia” refers to Infoachieve Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•	“Target Media” refers to Target Media Holdings Limited and its consolidated subsidiaries and affiliates, which we acquired in February 2006;

•	“Focus Media Wireless” refers to Dotad Media Holdings, and its consolidated subsidiaries and affiliates, which we acquired in March 2006 and renamed Focus Media Wireless;

•	“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007; and

•	This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006.
     We and certain selling shareholders of our company completed an initial public offering on July 19, 2005, and out ADSs have been listed on the NASDAQ Global Market, or Nasdaq, under the symbol “FMCN” since July 13, 2005.
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to complete acquisitions we have entered into and costs related to and potential liabilities resulting from completing such acquisitions and integrating the acquired companies into our business;

•	achieving anticipated or potential synergies with companies we acquire or have acquired, including Framedia, Target Media, Focus Media Wireless and Allyes;

•	our plans to expand our advertising network into new cities and regions in China and diversify into new networks and advertising channels such as airports, hospitals and other possible commercial locations;

•	the growth or acceptance of our in-store network, our outdoor LED network, Framedia’s poster frame network, our movie theater advertising network, our wireless advertising services network and our online advertising services business;

•	our plan to develop our business into a multi-platform out-of-home advertising network, including through operation of Focus Media Wireless’s mobile phone network advertising services and through Internet advertising channels such as through Allyes;

•	our plan to identify and create additional advertising channels that target specific consumer demographics, which could allow us to increase our advertising revenue, including Internet advertising channels;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared by including the financial statements of Focus Media Advertisement, formerly Aiqi Advertising, through May 2003 and our consolidated financials, which include the consolidation of Focus Media Advertisement as a variable interest entity, thereafter and presented in accordance with U.S. GAAP. Our consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005 and 2006 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this annual report.
     Our selected consolidated financial information for the years ended December 31, 2002 and 2003 have been derived from Focus Media Advertisement audited consolidated financial statements, which are not included in this annual report.
     Our historical results for any prior period are not necessarily indicative of results to be expected for for any future period. The selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects”.
     Prior to May 2003, we operated as an advertising agency, the operations and services of which differ markedly from our current business. As an advertising agency, we assisted media companies in selling their advertising time or space to companies seeking to advertise in exchange for a commission. In May 2003, we ceased acting as an advertising agency and commenced our current business as an operator of an out-of-home advertising network, consisting first of our commercial location network. In April 2005, we commenced commercial operations of our in-store network and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless. In March 2007, we acquired Allyes.

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Selected Consolidated Statements of Operations Data:
Gross revenues	$24	$3,671	$29,109	$73,419	$231,186
Net revenues:
Commercial location network(1)	—	$3,369	$26,321	$61,435	$132,061
In-store network(1)	—	—	—	5,469	26,907
Poster frame network(1)	—	—	—	—	40,904
Mobile Handset Advertising network(1)	—	—	—	—	10,101

Advertising service revenue(1)	—	3,369	26,321	66,904	209,973

Other revenues	—	389	2,889	1,325	1,932

Total net revenues	24	3,758	29,210	68,229	211,905

Cost of revenues:
Net advertising service cost:

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Commercial location network	—	1,566	6,804	18,325	42,836
In-store network	—	—	—	7,423	18,106
Poster frame network	—	—	—	—	13,621
Mobile Handset Advertising Network	—	—	—	—	6,052

Advertising service cost	—	1,566	6,804	25,748	80,615
Other costs	—	275	1,934	976	765

Total cost of revenues	—	1,841	8,738	26,724	81,380

Gross profit	24	1,917	20,472	41,505	130,525

Operating expenses:
General and administrative	21	985	3,988	9,120	25,723
Selling and marketing	3	407	3,473	9,599	25,762
Other operating income	—	—	—	—	(1,338)
Goodwill impairment loss	—	—	58	—	—

Total operating expenses	24	1,392	7,519	18,719	50,147

Income from operations	—	525	12,953	22,786	80,378
Interest income	—	1	10	1,812	4,560
Interest expenses	—	—	—	(50)	(305)
Other income	—	—	54	70	271
Other expenses	—	(9)	(58)	(231)	(558)
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	—	(11,692)	—	—

Income before income taxes and minority interest	—	517	1,267	24,387	84,346
Total income taxes	—	(482)	(908)	(694)	(1,044)
Minority interest	—	8	13	(145)	(105)
Equity loss of affiliates	—	(18)	—	—	—

Net income	—	$25	$372	$23,548	$83,197

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Deemed dividend on Series A convertible redeemable preference shares	—	—	(8,308)	—	—
Deemed dividend on Series B convertible redeemable preference shares	—	—	(2,191)	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	(13,356)	—	—
Premium of Series B convertible redeemable preference shares	—	—	12,906	—	—
Income (loss) attributable to holders of ordinary shares	$—	$25	$(10,577)	$23,548	$83,197

Income (loss) per share — basic	$—	$0.00	$(0.07)	$0.09	$0.16

Income (loss) per share — diluted	$—	$0.00	$(0.07)	$0.06	$0.16

Shares used in calculating basic income per share	—	144,657,600	160,998,600	252,128,545	505,411,079

Shares used in calculating diluted income per share	—	144,657,600	160,998,600	365,938,094	521,536,381

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15	$716	$22,669	$36,653	$164,611
Other current assets(2)	106	1,902	12,713	104,988	78,712
Non-current assets	8	2,688	21,033	70,713	862,919
Total assets	129	5,306	56,415	212,354	1,106,242
Current liabilities	7	4,119	8,634	20,694	51,837
Non-current liabilities	—	—	—	—	3,303
Total liabilities	7	4,119	8,634	20,694	55,140
Minority interest	—	4	81	245	358
Mezzanine equity	—	—	53,273	—	—

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except share data)
Ordinary shares (nil, 200,000,000, 142,464,600, 378,306,000 and 534,896,873 shares issued and outstanding in 2002, 2003, 2004, 2005 and 2006, respectively)	—	10	7	19	27
Other shareholders’ equity (deficiency)	122	1,173	(5,580)	191,396	1,050,717
Total shareholders’ equity (deficiency)	$122	$1,183	$(5,573)	$191,415	$1,106,242

	As of December 31,
	2004	2005	2006
Selected Operating Data:
Number of displays in our commercial location network:
Our direct cities	12,786	45,049	80,263
Our regional distributors(3)	2,629	3,177	5,197
Total	15,415	48,226	85,460
Number of displays in our in-store network	—	27,849	38,742
Number of stores in our in-store network	—	4,130	3,898
Number of installed frames in our poster frame network(4)	—	—	99,784

	For and as of the three months ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006
Commercial Location Network(5):
Number of time slots available for sale(6)	10,717	11,314	15,679	15,939
Number of time slots sold(7)	3,904	5,369	6,111	8,533
Average utilization rate(8)	36.4%	47.5%	39.0%	53.5%
In-store Network(9):
Number of time slots available for sale(6)	245,314	261,360	273,909	318,342
Number of time slots sold(7)	76,498	87,450	90,647	97,774
Average utilization rate(8)	31.2%	33.5%	33.1%	30.7%
Poster Frame Network(10):
Number of frame slots available for sale(11)	208,659	243,959	267,603	294,294
Number of frame slots sold(12)	90,262	154,793	160,437	166,825
Occupancy rate(13)	43.3%	63.5%	60.0%	56.7%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $2,788,233, $5,991,497, 13,641,118 in 2004, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $524,271 and 2,803,349 in 2005 and 2006. Business tax on advertising service revenue for our poster frame network amounted to 3,988,769 for 2006. Business tax includes business tax of 5.55% and cultural industries tax of ranging from 0% to 4.0% of our gross advertising service revenue.

(2)	Other current assets are equal to total current assets less cash and cash equivalents.

(3)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(4)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market.

(5)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel.

(6)	For our commercial location network, includes the time slots for our directly operated cities and the time slots we are entitled to sell on the portion of our network operated by our regional distributors. Number of time slots available refers to the number of 30-second equivalent time slots available on our network during the period presented and is calculated by taking the total advertising time available on our network during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. For our commercial location network, the number of advertising time slots available for sale is determined by the number of cities in which we directly operate, the two-ninths portion of time slots on our regional distributors’ networks which we have the right to sell and the length of the advertising cycle, which is currently twelve minutes in all of our directly operated cities. For our in- store network, the number of advertising time slots available for sale is determined by the number of stores in which we operate.

(7)	Number of time slots sold refers to the number of 30-second equivalent time slots sold during the period presented and is calculated by taking the total advertising time we sold during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots sold.

(8)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(9)	We commenced operation of our in-store network in April 2005.

(10)	We commenced operation of our poster frame network in January 2006.

(11)	Includes the number of frame slots available on a monthly basis within each three month period.

(12)	Includes the number of frame slots sold on a monthly basis within each three month period.

(13)	Occupancy rate refers to the total number of frame slots sold as a percentage of total frame slots available during the relevant period.
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
     The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB7.8087, which was the prevailing rate on December 29, 2006. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. DOLLAR NOON BUYING RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8087

B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.
Risks Relating to Our Business and Industry
Our failure to timely file the 2006 annual report on Form 20-F as a result of allegations raised by an anonymous investor holding a short position in our ADSs may subject us to shareholder litigation and delisting review, either of which may materially and adversely affect our business.
     As a result of the Audit Committee investigation of allegations raised by attorneys representing an anonymous investor, we failed to timely file our 2006 annual report on Form 20-F. The unnamed investor, described as currently holding a short position in our ADSs, alleged that: (a) Everease, a company previously run by Focus Media’s founder and CEO, Jason Jiang, is a related party as a result of ongoing ties between Everease and Mr. Jiang and members of Mr. Jiang’s family; and (b) Focus Media was making undisclosed rebate payments to a third-party advertising agency through Everease in order to inflate Focus Media’s reported financial performance.
     The Audit Committee commenced its investigation of the allegations on June 28, 2007. It hired independent U.S. legal counsel and independent forensic accountants, who reviewed documents and interviewed witnesses. Everease and the third-party advertising agency declined investigators’ request to provide access to specified witnesses and documents.
     On September 25, 2007, the Audit Committee completed its previously disclosed investigation into allegations made by U.S. Counsel to an investor described as holding a short position in our stock. The results of the investigation have been discussed with our independent Registered Public Accounting firm. Based upon its review of the evidence, the Audit Committee concluded that nothing had come to its attention - apart from the initial allegations that gave rise to the investigation - that would cause the Audit Committee to believe that we made undisclosed rebate payments to a third party advertising agency through another advertising agency, namely, Everease. We have informed the investigators that we have concluded that Everease is a related party based upon information developed during the investigation. Based upon its review of the evidence, the Audit Committee concurs with our conclusion that Everease should be deemed a related party. For detailed descriptions of our related party transactions with Everease, see “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions-Transactions with Everease; “ — Other Related Party Transactions-Loan from Relative of Jason Nanchun Jiang.”
     Our failure to timely file the 2006 annual report on Form 20-F has subjected us to delisting review by the Nasdaq Listing Qualifications Panel. We received a Nasdaq Staff Determination letter on July 10, 2007 that we are not in compliance with the filing requirement for continued listing as set forth in Nasdaq Marketplace Rule 4320(e)(12). If the Nasdaq Listing Qualifications Panel decides to delist our ADSs from the Nasdaq Global Market, our share price and business will be materially and adversely affected.
     In addition, as a result of these allegations, we may be subject to shareholder litigation, which may divert the attention of our management and force us to expend resources to defend against such claims. Any litigation may have a material and adverse effect on our business and future results of operations.
We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
     We began operations of our commercial location network in May 2003. In addition, we have operated our in-store network since April 2005 and acquired and began to operate our poster frame network from January 2006 under the brand name “Framedia”. In March 2006 and April 2006, respectively, we added a wireless application protocal, or WAP, based mobile phone advertising network and outdoor LED digital billboard advertising network to our business. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our use of audiovisual advertising displays in commercial buildings, hypermarkets, supermarkets and convenience stores and other out-of-home commercial locations and our use of advertising poster frames in residential complexes and WAP-based mobile handset advertising as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects.
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
     Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of flat-panel displays placed in desirable building, commercial and store locations, of advertising poster frames placed in residential complexes, and to secure desirable locations of large outdoor LED digital billboards, throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable LED digital billboard locations for our outdoor LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and digital billboards. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from three to five years and two to three years, respectively, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.
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
     Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. In 2005, our location costs accounted for 61.7% of our cost of revenues and 24.0% of our total revenues, respectively. For 2006, our location costs accounted for 66.2% of our cost of revenues and 24.3% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
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
     Our strategy includes expanding our in-store network into hypermarkets and other types of businesses that have control over many store locations such as supermarkets and convenience stores. We commenced operation of our in-store network in April 2005. As of December 31, 2006, we had placed 38,742 flat-panel displays in 3,898 hypermarkets, supermarkets and convenience stores. As a relatively new and untested portion of our business, it is difficult to evaluate whether our in-store network will continue to attract advertisers, and there exists the risk that it may not succeed at all. In 2005 and 2006 revenues from our in-store network accounted for 8.2% and 12.7% of our advertising service revenue, respectively.
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
Our acquisitions of Framedia, Target Media, Focus Media Wireless, Allyes and any future acquisitions may expose us to potential risks and have an adverse effect on our ability to manage our business.
     Selective acquisitions, such as our recent acquisitions of Framedia, Target Media, Focus Media Wireless and Allyes, form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services or products that are complementary to our core business. Our integration of the acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of Framedia, Target Media, Focus Media Wireless and Allyes into our operations have required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.
     The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our recent acquisitions and possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and advertising clients as a result of our integration of new businesses and new regulations governing cross-border investment by PRC residents. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring Framedia, Target Media, Focus Media Wireless, Allyes and other companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.
There may be unknown risks inherent in our acquisitions of Framedia, Target Media, Focus Media Wireless and Allyes, which could result in a material adverse effect on our business.
     Although we have conducted due diligence with respect to the major acquisitions we have undertaken and undertake, we may not be aware of all of the risks associated with the targets of such acquisitions including Framedia, Target Media, Focus Media Wireless and Allyes. Any discovery of adverse information concerning Framedia, Target Media, Focus Media Wireless or Allyes since we acquired these entities could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.

Our recent entry into mobile handset advertising and Internet advertising services through our acquisitions of Focus Media Wireless and Allyes, respectively, may expose us to risks associated with operating in the telecommunications and Internet industries in China which could materially affect our financial condition or results of operation.
     In March 2006, we completed our acquisition of Focus Media Wireless, which operates a mobile handset WAP-based advertising service over China Mobile’s and China Unicom’s mobile telecommunications networks. As a result, we now operate a portion of our advertising network on mobile telecommunications networks and are subject to risks associated with operations in the telecommunications sector in China. In addition, in March 2007, we acquired Allyes, which operates an Internet advertising agency and service technology business, and our operation of the business of Allyes subjects us to risks associated with operations in the Internet sector in China. These potential risks include:
•	loss or deterioration of our relationship with China Mobile or China Unicom, the two primary mobile telecommunications operators in China that currently provide wireless value-added services to mobile phone users;

•	loss or deterioration of our relationship with Internet service providers who use our WAP-based advertisement platform;

•	failure to reach traditional advertisers and to take advantage of marketing networks through our existing business;

•	changes in operating policies or guidelines by mobile telecommunications operators applicable to all wireless value-added service providers using their platforms or which restrict content supplied by others to us;

•	regulation of the telecommunications sector in China that could impose burdensome approval or licensing requirements on value-added service providers such as advertising companies that sell advertising time on mobile telecommunications networks;

•	a decision by either or both China Mobile and China Unicom to directly enter into the WAP-based advertising business;

•	consumer dissatisfaction with, or any related regulations restricting, the use or “pushing” of unsolicited advertisements, commonly known as “spam”;

•	the performance and reliability of the Internet infrastructure;

•	the continued growth of the Internet and e-commerce industries.
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
     In addition, under PRC law, the services offered by Focus Media Wireless may be deemed value-added telecommunication services, which requires an operation permit that has a valid period of five years. Focus Media Wireless has been granted the operation permit for its wireless advertising operations. If the permit is revoked or if we are unable to renew the operation permit upon expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected.

One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.
     As of December 31, 2006, we covered 40 out of the 91 cities where we provide our commercial location network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the city where they operate. We also grant our regional distributors the right to use our “Focus Media” brand name and logo. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
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
If the Internet and, in particular, Internet marketing are not broadly adopted in China, our ability to generate revenue and sustain profitability from Allyes could be materially and adversely affected.
     Our future revenues and profits from our online advertising agency business we operate through Allyes are dependent in part upon advertisers in China increasingly accepting the use of the Internet as a marketing channel, which is at an early stage in China. Penetration rates for personal computers, the Internet and broadband in China are all relatively low compared to those in more developed countries. Furthermore, many Chinese Internet users are not accustomed to using the Internet for e-commerce or as a medium for other transactions. Many of our current and potential clients have limited experience with the Internet as a marketing channel, and have not historically devoted a significant portion of their marketing budgets to Internet marketing and promotion. As a result, they may not consider the Internet as effective in promoting their products and services as traditional print and broadcast media.
The growth of our online advertising agency business is substantially dependent on the acceptance of the cost-per-thousand-impressions, or CPM Internet advertising sales model, and certain performance-based Internet advertising sales models, including CPC and CPA models, by industry participants in China.
     The most prevalent Internet advertising sales model in China currently is cost-per-day, whereby Web publishers are paid based on the number of days an Internet ad is on display without regard to the ad’s effectiveness or the number of times the ad is displayed. We believe that the full advantages of Internet marketing in general and our Internet marketing solutions specifically can only be fully realized when more sophisticated Internet advertising sales models such as cost-per-thousand-impressions, or CPM, cost-per-click, or CPC, and cost-per-action, or CPA, are used to purchase ad space. If CPM, CPC and CPA fail to gain acceptance in China, our Internet marketing solutions will be less attractive to industry participants, and the market for those solutions may develop more slowly than we expect or even decline, which would materially and adversely affect our prospects and our business. In addition, if industry participants in China favor other newly-developed Internet advertising sales models incompatible with CPM, CPC or CPA, sales of our Internet marketing solutions may suffer and our revenue and profitability may be materially and adversely affected.
If the delivery of ads or the use of cookies is limited or blocked, our ability to update and expand our user data would be hindered and demand for our Internet marketing solutions could decline.
     Our business may be adversely affected by practices and technologies that impair or undermine the performance of our Internet marketing solutions. For example, Internet users may use software designed to filter or prevent the delivery of Internet ads, including pop-up and pop-under ads; block, disable or remove cookies used by our Internet marketing technologies; or misrepresent measurements of advertising effectiveness. In particular, because we rely on cookies to obtain data about Internet users for our database of user information, widespread usage of software in China that disables or removes cookies would limit our ability to update and expand our user information and hinder our ability to provide effective targeted Internet marketing solutions to our clients. We cannot assure you that the proportion of Internet users who employ these or other similar technologies will not increase, thereby diminishing the efficiency of our Internet marketing solutions and causing demand for those solutions to decline.
Our role through Allyes as a supplier of ad space may harm our reputation as an independent purchasing agent and the reputation of our performance-based advertising network as a marketplace for ad space.

     We currently participate in both the purchase and supply of Internet ad space through our online advertising agency business. We also facilitate purchases by our clients of ad space on our performance-based advertising network and may act as sales representative to other Web publishers in the future. In addition, we supply ad space that we purchase from Web publishers on our performance-based advertising network from time to time to advertisers. Our role as a supplier of ad space might harm both our reputation as an independent purchasing agent and the reputation of our performance-based advertising network as a marketplace for ad space. If our reputation as an independent purchasing agent or the reputation of our performance-based advertising network is harmed, our clients may not purchase ad space from us and our business, financial condition and results of operations could be materially and adversely affected.
Our Internet advertising business could be materially and adversely affected if we are unable to introduce new or enhanced Internet marketing services and technologies that meet our clients’ requirements.
     Our future success depends in part upon our ability to enhance and integrate our existing Internet marketing services and technologies that we provide through Allyes and to introduce new, competitively priced services and technologies with features that meet evolving client requirements, all in a timely and cost-effective manner. A number of factors, including the following, could have a negative impact on the success of our services and technologies:
•	our failure to anticipate changes in clients’ requirements;

•	our competitors’ introduction of new services and technologies ahead of our new services and technologies, or their introduction of superior or cheaper services and technologies;

•	our failure to adapt to Internet advertising technology trends and evolving industry standards; and

•	delays or difficulties in technology integration, customization or development.
The business and prospects of our online advertising agency business could be harmed if “click-through” fraud is not detected.
     We are exposed to the risk of fraudulent clicks on ads posted on the performance-based advertising network of Allyes by individuals seeking to increase the advertising fees paid to our Web publishers. We may in the future have to refund revenue that our advertisers have paid to us and that was later attributed to click-through fraud. Click-through fraud occurs when an individual clicks on an ad displayed on a website for the sole intent of generating the revenue share payment to the publisher rather than to view the underlying content. From time to time we have experienced fraudulent clicks on the performance-based advertising network of Allyes and we do not allow our advertisers to be charged for such fraudulent clicks. This negatively affects the profitability of our online advertising agency business, and this type of fraudulent act could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our performance-based advertising network, which could lead the advertisers to become dissatisfied with our online advertising agency business, and in turn lead to loss of advertisers and the related revenue. Furthermore, fraudulent clicks directed at our performance-based advertising network or at other performance-based advertising platforms might encourage the perception among advertisers in China that performance-based sales models like CPC and CPA are not effective, which could slow or even reverse the development of those sales models in China. This could adversely affect our business and our prospects.
System failures could significantly disrupt the operations of our online advertising agency business, which would cause us to lose clients or ad inventory.
     Our ability to successfully provide clients with Internet marketing services and our performance-based advertising network, and our ability to access user information depends on the continuing and uninterrupted performance of our systems. Sustained or repeated system failures that interrupt our ability to provide services to clients, including failures affecting our ability to deliver ads quickly and accurately and to access our user information base to provide targeted solutions, would reduce significantly the attractiveness of our services to advertisers and Web publishers. Our online advertising agency business could be materially and adversely affected by any damage or failure that impacts data integrity or interrupts or delays our operations. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious or accidental human acts, and natural disasters. Moreover, despite network security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems in part because we cannot control the maintenance and operation of our third-party data centers. Despite the precautions taken, unanticipated problems affecting our systems could cause interruptions in the delivery of our solutions in the future and our ability to provide a record of past transactions. Our data centers and systems incorporate varying degrees of redundancy. All data centers and systems may not automatically switch over to their redundant counterpart. We carry no business insurance policies to compensate us for losses that could occur due to any failures in our systems.
If our Internet marketing technologies contain design or performance defects, our reputation and business may be harmed and we may need to expend significant resources to address liability.
     Technologies as complex as ours may contain design and/or performance defects which are not detectable even after extensive internal testing. Such defects may become apparent only after widespread commercial use. Any design or performance defects in our Internet marketing technologies could have a material and adverse effect on our reputation and business. It is not clear whether China’s existing product liability laws apply to technology products like ours. We cannot assure you that if our Internet marketing technologies are found to have design or performance defects, we will not be liable for product liability claims in China. We do not carry any product liability insurance. Our contracts with our clients currently do not contain provisions to completely limit our exposure to liabilities resulting from product liability claims. Although we have not experienced any product liability claims to date, we cannot assure you that we will not do so in the future.
     Additionally, we rely on our Internet marketing technologies (particularly our ad serving technology) to enhance our Internet marketing services and our performance-based advertising network. Any defect in those technologies could hinder the effectiveness of our Internet marketing services and our performance-based advertising network, which would have a material and adverse effect on our competitiveness, business and future prospects.
We may be liable for content that we serve onto Web publishers’ websites, which could increase our expenses.
     We purchase ad space and then serve our clients’ ads into that ad space. We are liable under PRC law to ensure that the content of the ads that we serve are fair and accurate and are in full compliance with applicable law. Additionally, we may be liable to third-parties for content in our clients’ ads that we serve on Web publishers’ websites or deliver through our performance-based advertising network if those ads contain artwork, text or other content that violates third-parties’ copyrights, trademarks, or other intellectual property rights or if the content is defamatory. We typically indemnify Web publishers against liability arising from the content or nature of ads that we serve on their websites. Any claims or counterclaims against us could harm our reputation, be time-consuming, could result in costly litigation and could divert management’s attention.
The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.
     Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We or our clients may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with our growth strategies. For example, we intend to expand our sales of rich media technologies, which are bandwidth-intensive. Limited bandwidth in China may hamper the effectiveness of our rich media technologies, which could harm our prospects and business and require us to purchase additional servers in our content distribution network.

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
     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs including for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities, could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
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
     The market for out-of-home advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. Portions of our poster frame network are being upgraded to use digital poster LCD displays. Through our recent acquisition of Focus Media Wireless, we now also provide advertising services to mobile phone users over the mobile phone networks of China Mobile and China Unicom, while Allyes provides online advertising services to advertising customers. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of wireless or broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. If we cannot succeed in developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
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
Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
     We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation.
     We have historically relied on a combination of trademark and copyright law, trade secret protection and restrictions on disclosure to protect our intellectual property rights. We enter into confidentiality and invention assignment agreements with all our employees. We cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

     We are in the process of registering in China many of the trademarks used in our business. We cannot assure you that any of our trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registration may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.
     In addition, policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
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
     Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2006, we do not expect to be a passive foreign investment company for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2006 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information Taxation — United States Federal Income Taxation”.
While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.
     While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq Global Market. Any such action could adversely affect our financial results and the market price of our ADSs.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
     Substantially all of our operations are or will be conducted through Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Framedia Investment and Beijing Dotad Technology Co., Ltd., or Dotad Technology, our indirectly wholly-owned operating subsidiaries in China, Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Allyes Information Technology Co., Ltd., or New Allyes Technology, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with several of our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations any earlier than two or three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our PRC operating subsidiaries are currently ineligible to apply for the required licenses for providing advertising services in China. Substantially all of our advertising business is currently provided through our contractual arrangements with our PRC operating subsidiaries’ consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including Focus Media Advertisement and its subsidiaries with regard to our out-of-home television networks, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, Focus Media Wireless with regard to our mobile handset advertising network, and seven PRC companies with regard to our online advertising agency business which operate the business of Allyes, and which we refer to as the Allyes operating affiliates. Our PRC operating affiliates are currently owned in each case either (i) by two PRC citizens designated by us or (ii) by two PRC entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates and certain of their respective subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates and their respective subsidiaries directly operate our advertising network. We have been and are expected to continue to be dependent on these PRC operating affiliates and their subsidiaries to operate our advertising business for the foreseeable future. We have entered into contractual arrangements with PRC operating affiliates and their respective subsidiaries, pursuant to which we, through our PRC operating subsidiaries, provide technical support and consulting services to our PRC operating affiliates and their subsidiaries. In addition, we have entered into agreements with our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
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
     We have in the past relied, and to a lesser but significant extent will continue in the future to rely, on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders to operate our advertising business. For a description of these contractual arrangements, see the sections titled “Organizational Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”. These contractual arrangements may not be as effective in providing us with control over our PRC operating affiliates and their subsidiaries as direct ownership. If we had direct ownership of our PRC operating affiliates and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if Jason Nanchun Jiang were to refuse to transfer his equity interest in Focus Media Advertisement to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if Mr. Jiang were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. In addition, Focus Media Advertisement, which holds certain of the business licenses required to operate our advertising network in China, is jointly owned and effectively managed by Mr. Jiang and Mr. Yu. Similarly, each of the Allyes operating affiliates, which hold the licenses necessary to operate the business of Allyes, is jointly owned by a set of two PRC nationals. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against our PRC operating affiliates if they do not perform their obligations under its contracts with us or if any of the PRC citizens who hold the equity interest in our PRC operating affiliates do not cooperate with any such actions.
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
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Item 5. Operating and Financial Review and Prospects — Taxation” for a discussion of the transactions referred to above. A finding by the PRC tax authorities that Focus Media Digital, Shanghai Focus Media Advertising Agency Co., Ltd., or Focus Media Advertising Agency, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement or New Structure Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.
     We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our PRC operating affiliates and their respective subsidiaries in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2006, the amount of these restricted portions was approximately $223,386,461. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using funds to make loans or additional capital contributions to our PRC operating subsidiaries and affiliates.
     As an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
•	loans by us to Focus Media Technology, Framedia Investment, Dotad Technology, or New Allyes Technology or any other of our foreign invested enterprises, to finance its activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange or its local counterpart; and

•	loans by us to our PRC operating affiliates or their respective subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with the PRC State Administration of Foreign Exchange or its local counterpart.
     We may also determine to finance Focus Media Technology, Focus Media Digital and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement or any of our foreign invested enterprises through Focus Media Technology, Framedia Investment, Dotad Technology and New Allyes Technology or our other PRC operating affiliates, by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because our PRC operating affiliates and their respective subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Business Overview – Regulatory Matters” of Item 4. “Information on the Company” of this annual report. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement Framedia Investment, Focus Media Advertisement, Dotad Technology, New Allyes Technology or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use our funds and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
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
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 26 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. For example, these uncertainties may impede our ability to enforce the contracts we have entered into with the Group. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with the Group, and other foreign investors, including you.

If tax benefits currently available to us in PRC were no longer available under the new Enterprise Income Taxes (EIT”) law which will be effective on January 1, 2008, our effective income tax rates for our PRC operations could increase.
     We are incorporated in the Cayman Islands where no income taxes are imposed.
     We generated substantially all our net income from our PRC operations. Our China operations are conducted through various subsidiaries and VIEs. Pursuant to the PRC Income Tax Laws, our subsidiaries and VIEs are generally subject to EIT at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of the Company’s subsidiaries and VIEs are newly incorporated enterprises engaged in advertising industry which are entitled to a two-year tax exemption holiday, commencing from the first operating year. One of our VIEs, Beijing Focus Media Wireless Co., Ltd., is a qualified new technology enterprise and under PRC Income Tax Laws are subject to a preferential tax rate of 15%, plus a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year.
     On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law which will change the income tax rates for most enterprises from 33% at the present to 25%. This new law will become effective on January 1, 2008. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate.
     Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the company obtains the “new and high technology enterprise” status under the new tax law.
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
     We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, as the regulations are relatively new, the PRC government has yet to publish implementing rules, and much uncertainty remains concerning the reconciliation of the new regulations with other approval requirements. It is unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to comply with these regulations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our ability to inject additional capital into our PRC subsidiaries and the ability of Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Investment or New Allyes Technology, our PRC subsidiaries, to make distributions or pay dividends, or materially and adversely affect our ownership structure. If any of the foregoing events occur, our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Exchange Controls” in Item 10. “Additional Information” in this annual report.
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
     Because our earnings and cash and cash equivalent assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on August 8, 2007 the Renminbi was revalued against the U.S. dollar to approximately RMB7.5793 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
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
     From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. A new outbreak of SARS or an outbreak of avian flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our out-of-home television and poster frame advertising services. Any recurrence of the SARS outbreak, an outbreak of avian flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our out-of-home television and poster frame advertising networks to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations.
Risks Relating to Our ADSs and Our Trading Markets
The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from $8.90 to $51.20 per ADS and the last reported sale price on August 8, 2007 was $41.73. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
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
     Jason Nanchun Jiang beneficially owns approximately 9.9% of our outstanding ordinary shares. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also an 85% shareholder of our affiliated PRC entity, Focus Media Advertisement, with which we have contractual arrangements that are essential to our business. The continuing cooperation of Focus Media Advertisement, and its shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
Anti-takeover provisions in our charter documents may discourage any hostile acquisition attempt by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.
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
     In conjunction with the change in our business model in May 2003 and to facilitate foreign investment in our company, we established our offshore holding company, Focus Media Holding Limited as a company registered in the British Virgin Islands. On April 1, 2005, we completed the process of changing Focus Media Holding Limited’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company. On July 13, 2005, our ADSs were listed for quotation on the NASDAQ Global Market and on July 19, we and certain of our shareholders completed an initial public offering and sale of 11,615,000 ADSs.

     In January 2006, we acquired Infoachieve Limited which is also referred to as Framedia throughout this annual report,, which operates a network of advertising poster frames placed primarily in elevators and public areas of residential complexes in China.
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
     In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report.
     On June 21, 2006, we and certain of our shareholders completed a public offering and sale of 7,700,000 ADSs.
     In August 2006, we acquired Pinone Advertisement Co., Ltd., or Pinone, a British Virgin Islands company which operates an advertising poster frame network in Shanghai through its PRC affiliated entity similar to our poster frame advertising network.
     In September 2006, we completed the acquisition of 70% of the equity interest in Appreciate Capital Limited, or ACL, a British Virgin Islands company. ACL, through its affiliated PRC entity, leases screen time from movie theaters in cities in China, which it then sells as screen time slots to advertisers.
     In September 2006, certain of our shareholders completed a public offering and sale of 2,459,345 ADSs.
     In September 2006, Jason Nanchun Jiang, our chairman and chief executive officer, entered into a variable pre-paid forward contract with Credit Suisse, pursuant to which he pledged and monetized 20 million of our ordinary shares held by him.
     We signed a definitive term sheet to acquire 90% of Fengjing Advertisement Company, or Fengjing, in July 2006 to further expand our outdoor LED network in Shanghai. During the fourth quarter of 2006, we completed the acquisition of Fengjing Advertisement.
     In March 2007, we completed the acquisition of Allyes Information Technology Company Limited, or Allyes, a Cayman Islands company, which operates an Internet advertising marketing agency and technology services company through its PRC affiliated entities. Allyes is the largest Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by a majority of independent commercial websites and ad agencies in China. Under the terms of the agreement, the Group acquired a 100% equity stake of Allyes for US$70.0 million in cash and US$155.0 million in the form of Focus Media ordinary shares (valued at US$38.81 per ADS, each of which represents five Focus Media ordinary shares), and an additional payment of up to US$75.0 million in Focus Media ordinary shares (valued at US$38.81 per ADS) contingent upon Allyes meeting certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008. David Zhu, the founder, chairman and chief executive officer of Allyes, signed an employment agreement with the Group and remains in his position as chief executive officer of Allyes.
     For a description of our principal capital expenditures and divestitures, see “Acquisitions” and “Capital Expenditure” in “Item 5. Operating and Financial Review and Prospects—Acquisitions” and “—B. Liquidity and Capital Resources—Capital Expenditures”.

B. Business Overview
     We operate the largest out-of-home advertising network in China using audiovisual television displays, based on the number of locations and number of flat-panel television displays in our network. It is our goal to create the largest multi-platform digital media network in China, reaching urban consumers at strategic locations over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor LED digital billboard, mobile handset advertising networks and via Internet advertising platforms. As of December 31, 2006, our out-of-home advertising network consisted of the following:
•	our commercial location network , which refers to our network of flat-panel television displays placed in high-traffic areas of commercial buildings, such as in lobbies and near elevators, as well as in beauty parlors, karaoke parlors, golf country clubs, auto shops, banks, pharmacies, hotels, airports, airport shuttle buses and in-air flights. Our commercial location network is also marketed to advertisers as six separate channels targeting different types of consumers: our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel;

•	our in-store network , which refers to our network of flat-panel television displays placed in specific product areas such as the personal care and food and beverage sections and other store locations with high-traffic concentration such as the main aisles and check-out lines in large-scale chain retail stores, which are referred to in China as hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our poster frame network , which refers to our network of advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia;

•	our mobile handset advertising network , which refers to our mobile handset advertising services operated through Focus Media Wireless offered on the mobile telecommunications networks of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom;

•	our outdoor LED network , which refers to our network of leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai; and

•	our movie theater network, which refers to our network of movie theaters throughout China in which we have leased approximately three minutes of screen-time prior to each showing of a movie.
     We derive revenue principally by:
•	selling advertising time slots on our commercial location, in-store, outdoor LED and movie theater networks, which we refer to collectively as our out-of-home television advertising networks;

•	selling frame space on our poster frame network;

•	selling advertisements on our WAP-based mobile handset advertising network; and

•	following our acquisition of Allyes in March 2007, providing advertising agency and technology services for on-line advertising through Allyes.
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
     As of December 31, 2006, approximately 2,700 advertisers purchased advertising time slots on our out-of-home television advertising networks. Our five largest advertising clients in terms of revenue, which include leading international and domestic brand name advertisers, were Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, IchiMore, Meng Niu Diary and Volkswagen, which together accounted for approximately 10.1% of our revenue in 2006.
     Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2006, we operated our commercial location network directly in a total of 51 cities throughout China, comprising (i) Beijing, Shanghai, Guangzhou and Shenzhen, which we refer to as our Tier I cities, and (ii) 47 other directly operated cities. As of December 31, 2006, we covered an additional 40 cities through contractual arrangements with regional distributors that, together with the other 47 directly operated cities, we refer to as our Tier II cities. Between January 1, 2005 and December 31, 2006, the number of displays in our commercial location network increased from 15,415 to 85,460. As of December 31, 2006, our commercial location network operated by our regional distributors consisted of approximately 5,197 flat-panel displays. We commenced commercial operations of our in-store network in April 2005. As of December 31, 2006, our in-store network consisted of 38,742 flat-panel displays placed in 3,898 store locations in our directly operated cities, including 1,100 hypermarkets, 979 supermarkets and 1,819 convenience stores. As of December 31, 2006, we had installed over 99,700 advertising poster frames in our poster frame network primarily in six cities throughout China, including our Tier I cities. Our outdoor LED network consists of 5’ x 5’ digital billboards placed along curbsides in high-pedestrian traffic areas in Shanghai.
     The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
			September	December			September	December
	March 31,	June 30,	30,	31,	March 31,	June 30,	30,	31,
	2005	2005	2005	2005	2006	2006	2006	2006
Commercial location network:
Number of displays:
Our direct cities	16,025	20,267	34,079	45,049	71,230	69,446	68,723	80,263
Our regional distributors(1)	1,847	2,664	3,273	3,177	3,779	3,712	5,290	5,197
Total	17,872	22,931	37,352	48,226	75,009	73,158	74,013	85,460
Time slot data:(2)
Number of time slots available for sale	6,010	6,737	8,346	9,028	10,717	11,314	15,679	15,939
Number of time slots sold	1,998	3,057	4,240	4,648	3,904	5,369	6,111	8,533
Utilization rate(3)	33.2%	45.4%	50.8%	51.5%	36.4%	47.5%	39.0%	53.5%
In-store network:
Number of displays in our in- store network	3,149	12,779	20,061	27,849	33,765	35,511	36,387	38,742
Number of stores in our in-store network	423	1,835	2,702	4,130	5,218	4,174	3,894	1,100
Time slot data:
Number of time slots available for sale	—	—	—	—	245,314	261,360	273,909	318,342
Number of time slots sold	—	—	—	—	76,498	87,450	90,647	97,774
Utilization rate(3)	—	—	—	—	31.2%	33.5%	33.1%	30.7%
Poster Frame Network:
Number of frames installed in our poster frame network	—	—	—	—	74,353	82,200	95,878	99,784
Frame slot data:
Number of frame slots available for sale	—	—	—	—	208,659	243,959	267,603	294,294
Number of frame slots sold	—	—	—	—	90,262	154,793	160,437	166,825
Occupancy rate(4)	—	—	—	—	43.3%	63.5%	60.0%	56.7%

(1)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(2)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel. For December 31, 2006, advertising services revenues from our premier office building A channel accounted for 69% of advertising service revenue for our commercial location network.

(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(4)	Occupancy rate refers to the total frame space sold as a percentage of total frame space available during the relevant period.
Our Competitive Strengths
     We believe we have the following competitive strengths:
Effective and Focused Advertising Network Accepted by Both Advertisers and Consumers.
     Since commencing our current business operations in May 2003, we have created an advertising network that:
•	Targets Segmented Consumer Groups. Our flat-panel displays and frames are primarily placed in venues that have a high concentration of consumers with higher-than-average disposable incomes or that have a high concentration of consumers who are likely to be interested in particular types of products and services. As a result, our network enables advertisers to target consumers with demographic profiles attractive to them. Moreover, our network allows advertisers to further segment these consumers through separate specified advertising channels, such as our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel, which are marketed as stand-alone channels of our commercial location network. Because our network is able to target specific consumer groups, it allows advertisers to more cost-effectively reach consumers with demographic profiles desirable to them. In addition, our Focus Media Wireless services, target consumers based on their demographic characteristics and consumer preferences, while our advertising services through Allyes are performance based and allow advertisers to target consumers based on their consumer preferences and behavior.

•	Reaches Captive Viewers in Low Distraction Environments. Our flat-panel displays are placed in lobbies, near elevator banks and in other environments where there are few broadcast or display media competing for viewers’ attention, which we believe increases the effectiveness of our network. In addition, the advertising poster frames on our poster frame network are placed primarily in elevators of residential complexes presenting advertisements to viewers in what we believe is a relatively captive and low-distraction environment.
     We believe these characteristics and advantages of our business model have made us an effective and well-accepted alternative advertising medium with a strong market position that enables us to compete successfully in China’s advertising market.
The Largest Out-of-home Television Advertising Network in China with Nation-wide Coverage
     We believe we operate the largest out-of-home television advertising network in China based on the number of locations and the number of flat-panel displays in our network. As of December 31, 2006, we operated:
•	80,623 flat-panel displays in 51 cities in China directly and an additional 5,197 flat-panel displays installed in 40 cities in China through our regional distributors; and

•	38,742 flat-panel displays installed in 1,100 hypermarkets, 979 supermarkets and 1,819 convenience stores in cities in China.

Sustainable Competitive Advantages through the Size of Our Network and Our Exclusive, Renewable Agreements.
     We believe the following factors provide us with a sustainable business advantage over existing and prospective competitors:
•	Early Market Presence and Coverage in Many of the Most Desirable Locations. We were one of the first companies to establish a large-scale out-of-home television advertising network in commercial buildings and other commercial locations in China. By recognizing this market opportunity and entering this sector early, we have occupied many of the most desirable locations and have grown the size of our network, which we believe has created high barriers to entry for potential competitors. We believe that we have secured a high percentage of the most desirable locations in many of China’s major urban centers, and that this early market presence advantage is important because landlords and building managers typically permit only one out-of-home television advertising network operation in each building. We believe that, through our acquisition of Target Media, we have enhanced these advantages. Through our acquisition of Framedia, we also gain a strong market presence in the poster frame advertising market in residential complexes. We also believe we have established the first outdoor LED digital billboard advertising network in China, currently comprising approximately 200 5’ x 5’ LED digital billboards placed in high pedestrian traffic outdoor locations in Shanghai.

•	Large-scale Network that Attracts Advertising Clients. Our multi-platform out-of-home advertising network includes flat-panel displays located in a wide range of commercial, retail locations and in-store locations in over 90 cities in China, poster frames placed in residential complexes in cities in China, LED digital billboards placed in high pedestrian curbside locations in Shanghai, and advertising services provided to mobile handset users. We believe the extent of our network coverage makes us more attractive to advertising clients than competing networks. Through the number of advertising media platforms we operate and the national scope of our network, we enable advertising clients to reach a wide audience in urban consumer markets across China. We believe the size and scope of our network has attained a scale that draws advertising clients to our network and gives us a competitive edge over competing networks as well as over many traditional advertising media.

•	Exclusive and Renewable Display Placement Agreements. The majority of our display placement agreements on our out-of-home television advertising networks give us the exclusive right to place our flat-panel displays in the elevator and lobby areas of the locations in which we operate and, in the cities we operate directly, give us the right to renew the contract under terms that are no less favorable than those offered by competing bidders, enabling us to maintain exclusive coverage of many of the most desirable locations in our network for significant lengths of time.
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
Our Brand Name And Reputation Have Attracted A Large Base Of Leading Advertising Clients.
     We believe we are building a respected brand name in the advertising industry in China by developing a reputation for innovative and effective delivery of large-scale yet focused high-quality television advertising to consumers with desirable demographic profiles. This has enabled us to develop a strong client base consisting of major international and brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, IchiMore, Meng Niu Diary and Volkswagen, which together accounted for approximately 10.1% of our revenue in 2006. Nine out of our top ten advertisers based on total advertising contracts in 2005 had entered into advertising contracts with us in 2005. Moreover, the total contract amount accounted for by these advertisers increased by approximately 123.5% from 2005 to 2006. In addition, as of December 31, 2006, more than 2,700 advertisers purchased advertising time on our out-of-home television networks. The strength and depth of our client base enhance our reputation in the industry and position us to further expand our advertising network.

     We believe our acquisitions of Framedia, Focus Media Wireless and Allyes have further enhanced our brand name as a leading digital media company in China.
Strong Management and Sales Team with Extensive Industry Experience.
     We have assembled a management and sales team with extensive experience in China’s advertising industry. Jason Nanchun Jiang, our founder, chairman, chief executive officer and a principal shareholder, has over 10 years of experience in China’s advertising industry, including his previous experience until 2003 as chief executive officer of Shanghai Everease Advertising Corporation, or Everease. Daniel Wu, our chief financial officer, has over six years of experience in investment banking, including for Merrill Lynch and Lehman Brothers, and served as chief financial officer of Harbour Networks, a telecommunications equipment provider in China. In August 2005, we hired our chief operating officer Cindy Chan, who was deputy general manager for iMPACT, ZenithOptimedia’s outdoor media department and the largest outdoor media buyer in China. With our acquisition of Framedia, Zhi Tan, who was chairman and chief executive officer of Framedia and now serves as president of the Group. Following our acquisition of Target Media, David Yu, the founder and former chairman and chief executive officer of Target Media, continues to act as co-chairman. Following our acquisition of Allyes, David Zhu, the founder, chairman and chief executive officer of Allyes, had added his entrepreneurial and management expertise and remains on as chief executive officer of Allyes. In addition, we employ experienced and knowledgeable managers to run operations in each of the cities we operate directly. Our marketing managers have many years of experience in the advertising industry in China and have worked for a number of major domestic and international advertising firms in China. We believe the strength and experience of our management and sales teams have enabled us to expand our advertising network, enhance our reputation in our industry and build up a strong client base.
Our Strategies
     Our objective is to become the number one digital media company in China. We intend to achieve this objective by implementing the following strategies:
Enhance Our Market Position and Revenues by Expanding Our Networks.
     We intend to aggressively expand our out-of-home digital media networks in order to erect barriers to expansion and entry by current and prospective competitors, enhance critical mass appeal to our advertisers, and increase our fee rates and revenues. To achieve this goal, we intend to increase the number of locations and flat-panel and poster frame displays in our network. We intend to aggressively enter into new display and poster frame placement agreements to increase the number of locations in which we install our flat-panel displays and poster frames in order to enhance our current position in many of the most desirable locations in key urban areas in China.
Identify And Create New Networks and Advertising Channels that Target Specific Consumer Demographics and Expands Network Capacity.
     In-store Network. We commenced commercial operations of our in-store network in April 2005, enabling our advertising clients to target consumers at the time and place where consumers are likely to purchase a range of consumer and household products. As of December 31, 2006, we had placed 38,742 flat-panel displays in 3,898 locations on our in-store network. We intend to expand this network and will continue to strengthen efforts to enter into long-term and exclusive relationships with hypermarkets, supermarkets and convenience stores and to market this service to advertisers.
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
     Complementary Advertising Media Platforms. We intend to continue expanding the scope of our advertising activities and type of media platforms we employ by entering into new types of advertising media businesses, such as large-size outdoor LED digital billboards, telecommunications channels such as Focus Media Wireless, and online opportunities such as Allyes. We believe by expanding our business into complementary media businesses that focus on venues and at periods of the day less comprehensively covered by traditional advertising media, we will enhance the value of our advertising services to advertisers and provide us with a marketing advantage over existing and potential competitors. We intend to continue expanding into new and complementary advertising media platforms, which will enable us to provide advertisers with additional advertising platforms to reach targeted consumers.
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
Continue to Explore New Digital Media Opportunities to Target Segmented Consumer Groups.
     Consumer acceptance of technology-driven advertising and entertainment media, including the Internet and advanced mobile communications systems, is a feature of the advertising industry in China. We intend to identify and take advantage of new opportunities in the PRC advertising market in order to enhance our ability to target segmented consumer groups through innovative advertising techniques and media. As new opportunities that fit our brand image and business model present themselves, we expect to expand our operations and continue to pursue innovative advertising techniques and media that provide effective solutions to advertising clients and target consumers with desirable demographic profiles as we have already done with our acquisitions of Focus Media Wireless and Allyes.
Our Network
     Our network includes:
•	commercial locations, which consists of our premier A and B office building, travel, fashion, elite and healthcare channels, each of which can be marketed separately to advertisers;

•	supermarkets, convenience stores and large-scale chain retail stores, which we refer to as hypermarkets, comprising our in-store network;

•	our poster frame network of advertising poster frames placed primarily in elevators and public areas of residential complexes and marketed under the brand name Framedia;

•	our mobile handset advertising network offered on China Mobile’s and China Unicom’s mobile telecommunications networks;

•	LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai;

•	our movie theatre network of movie theatres throughout China which have leased to us approximately three minutes of screen-time prior to each showing of a movie; and

•	our Internet advertising marketing and services agency, which refers to the business operated by Allyes, which includes digital marketing technologies, digital marketing services and digital performance-based media.
     Our commercial locations network and in-store network use audiovisual flat-panel LCD and plasma displays, while Framedia’s poster frame network consists of advertising poster frames. Our mobile handset advertising services consist of the sale of short message advertisements that are delivered to mobile handset users through the mobile telecommunication networks of China’s mobile telecommunications operators. Our outdoor LED network uses large 5’ x 5’ LED digital billboards . Our Internet advertising marketing services business has provided performance-based advertising services and integrated software packages to websites and businesses advertising on the Internet in China.
Commercial Location Network
     The majority of displays on our commercial location network are currently placed in high-traffic areas of commercial office buildings. The locations in our commercial location network also include shopping malls, banks and hotels as well as more specialized locations such as hospitals, beauty parlors and golf country clubs. We market our commercial location network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2006, our commercial location network, including the portions of our commercial location network operated by our regional distributors, was comprised of approximately 85,460 flat-panel displays placed in 91 cities throughout China. We operate our commercial location network directly in 51 cities and indirectly through contractual arrangements with regional distributors in an additional 40 cities. We have established joint ventures in several cities outside of mainland China, including Hong Kong, Taipei and Singapore through contracts with local operators which operate local commercial locations networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
     As we expand the number of venues in our commercial location network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of December 31, 2006, we had established 8 such stand-alone channels that are marketed as separate focused channels of our commercial location network: our premier office building A and B, travel, fashion, elite, LED, IT Mall and healthcare channels. We believe that by increasingly offering new advertising channels on our out-of-home television networks, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.
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
In-store Network
     As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2006, we had placed 38,742 flat-panel displays in 1,100 hypermarkets, 979 supermarkets and 1,819 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, household, kitchen and bathroom products, and household appliances.

Poster Frame Network
     We own and operate a network of advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame per month basis. As of December 31, 2006, we had installed approximately 99,700 frames in cities throughout China. We recently announced the upgrading of some of the poster frames on our poster frame network to digital frames using high-resolution LCD displays. We believe the new media format provides a more effective advertising media to our advertising customers.
Mobile Handset Advertising Network
     Through Focus Media Wireless, we operate a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. Focus Media Wireless delivers WAP-based advertisements to mobile handset users accessed through service providers in China. Focus Media Wireless receives a fee from advertisers for delivering advertisements and pays mobile service providers a fee for accessing their networks. It also sells WAP-based advertising to other WAP service providers and to traditional advertisers. Focus Media Wireless has accumulated a database of over 70 million mobile handset users with WAP capability to whom it can deliver advertisements, based on which Focus Media Wireless is able to deliver advertisements tailored to the users’ consumer preferences based on information in the database such as a user’s historical purchases, handset model and other indicative data.
Outdoor LED Network
     In April 2006, we commenced operations of an outdoor LED network consisting of 5’ x 5’ LED digital billboards that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai. Full-color audiovisual commercials are displayed on the digital billboards in a repeating six-minute cycle. The commercials displayed on the LED displays are highly visible even during bright daylight. By the end of 2006, the number of the LED screens in our street-side outdoor LED network in prime commercial and shopping areas (iStreet Network) reached 226.
Movie Theatre Network
     We operate our movie theater network by leasing screen time from movie theaters in cities in China, We then sell this leased screen time as time slots to advertisers. We have the right to three minutes of screen time prior to the screening of each movie shown in the theater.
Internet Advertising Agency Services
     In March 2007, we completed the acquisition of 100% of the equity interests in Allyes. Allyes is the largest Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by a majority of independent commercial websites and ad agencies in China. Based on the significant number of Internet advertising campaigns it has executed since its inception in 2000, its widely-used Internet application software and its unique tracking technology, Allyes has accumulated a large database of Internet viewers, segmented based on individual behavior. Allyes initiated the performance-based on-line advertising model in China. Its advertising network, ‘SmartTrade’, allows advertisers to pay by CPA (cost-per-action), and directly links advertising cost with performance. SmartTrade has integrated advertising resources from over 5,000 popular websites, making it the largest pay-for-performance online advertising network in China, and generating over 300 million daily impressions.
Advertising Clients, Sales and Marketing
     Our Advertising Clients . The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. As of December 31, 2006, more than 2,700 advertisers purchased advertising time slots on our out-of-home television networks. Our advertising clients include leading international and domestic brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Meng Niu Diary, Volkswagen, Ichimore, which were our five largest customers and together accounted for 10.1% of our total revenues in 2006. Our top ten customers in 2006 accounted for 22.2% of our total revenues in that year.
     No single advertising client accounted for more than 4% of our revenues in 2006. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
     Sales . We employ an experienced advertising sales force in each city in which we operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our out-of-home television advertising network as a marketing channel, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily magazines and Internet websites. We maintain separate devoted sales teams for our commercial locations network, including our outdoor LED network, our in-store network, and our movie theater network. We maintain separate sales teams for our poster frame network, our mobile handset advertising network and out Internet advertising services. We have begun engaging in cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.
     Advertising Contracts . We offer advertisers five-, fifteen- or thirty-second time slots on our out-of-home television advertising networks, including our commercial location, in-store, outdoor LED and movie theater networks. For our commercial location network, our standard advertising package includes a time slot on our entire network or a particular channel in each city in which the advertiser wishes to display the advertisement. For our movie theater network, time slots are sold on a regional or entire network basis. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
     Advertising contracts for our in-store network, outdoor LED network and movie theater network are substantially similar to those used for our commercial location network. Advertising clients generally purchase time slots on our in-store network on a chain-by-chain basis, while time slots on the outdoor LED network cover the entire network and contracts on our move theater network are done on regional or entire network basis.
     For our poster frame network, advertising clients purchase frame space on a per-frame basis for terms of two weeks or more. For our mobile handset advertising network, our contracts agree to deliver advertising messages to mobile devices based on specific selection criteria set by the advertisers. For our Internet advertising agency services, we provide Internet advertising solutions for advertisers tailored to their needs.
     Network Monitoring and Evaluation . We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the displays in our network on a daily basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the broadcast of their advertisements on our network. The report generally includes a list of buildings the advertisements of clients were broadcast as well as photographs of representative television displays showing their advertisements being displayed. The advertising campaign reports are provided to our clients for information purposes and do not constitute a customer acceptance provision. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel displays and the proper dissemination of the advertisement, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement.
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
     Market Research . We believe our advertising clients derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Market research is an important part of evaluating the effectiveness and value of our business to advertisers. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as Nielsen Media Research, CTR Market Research and Sinomonitor. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertisers. A number of these studies contains research on the numbers and socio-economic and demographic profiles of the people who visit the locations of our network.
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
Pricing
     For information regarding factors affecting our pricing, refer to “Factors that Affect Our Advertising Service Revenue” in Item 5 – Operating and Financial Review and Prospectus.
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
     We enter into display placement agreements with individual landlords, property managers, hotels, shopping malls and chain store companies under which we generally pay a fixed annual rent in exchange for the right to display advertising and commercial media in lobby and elevator areas in the case of our commercial location network and in specific product areas in the major aisles and near check-out counters in hypermarkets, supermarkets and convenience stores in the case of our in-store network. In Beijing and Guangzhou, we contract a portion of the location development, monitoring and maintenance work to local agents. We attempt to maintain terms favorable to our network operations in our display placement agreements, such as long-term leases and exclusivity provisions. For example, as of March 31, 2007, approximately 90% of our display placement agreements in our commercial location and in-store networks gave us the exclusive right to place television advertising in the lobby and elevator bank area of the locations in which we operate. We are not reliant on any one landlord or property manager for a material portion of our network coverage and as of March 31, 2007, no individual landlord or property manager accounted for more than 1% of the locations in our commercial location network. As hypermarkets, supermarkets and convenience stores have control over multiple locations, a smaller number of display placement agreements and contractual arrangements account for a larger percentage of our in-store network coverage.
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
     Our display placement agreements have initial terms ranging anywhere from one to ten years. As of March 31, 2007, approximately 62.4% of our display placement agreements will expire after December 31, 2007. As of March 31, 2007, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel displays.
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
     Our services provided through Allyes use proprietary ad serving solutions that assist advertisers, advertising agencies and Web publishers in creating and delivering Internet ads, monitoring and analyzing website traffic, tracking the performance of advertising campaigns and implementing direct marketing. Most of the Allyes software applications, from Internet marketing technologies to the applications that operate our servers, are proprietary and were developed in-house by Allyes’ research and development team.

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
Facilities
     We currently maintain our headquarters at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.We also have offices in more than 50 other cities in China.
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
     Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries, which are considered foreign invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through our contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement and its subsidiaries, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Wireless and the Allyes operating affiliates. Each of our PRC operating affiliates is currently owned or controlled either (i) by two PRC citizens designated by us or (ii) by two PRC entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates and certain of their respective subsidiaries hold the requisite licenses to provide advertising services in China. We, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Investment, Dotad Technology and New Allyes Technology have entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

•	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

•	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries will be transferred to us; and

•	we have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates and all or part of the equity interests in Focus Media Advertisement’s subsidiaries that are owned by the Group its nominee holders, as well as all or a part of the assets of our PRC operating affiliates, in each case when and to the extent permitted by PRC law.
     See “Item 4.C Information on the Company—Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.
     In the opinion of Global Law Office, our PRC legal counsel,
•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless, Allyes and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements (i) among Focus Media, Framedia, Focus Media Wireless, Allyes and their respective PRC affiliates, subsidiaries and PRC shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless, Allyes and their respective affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
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
Regulation of Telecommunications Value-added Service Providers
     The Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures, contain provisions governing providers of telecommunications services, including value-added service providers. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Under PRC law, it is unclear whether the services offered by Focus Media Wireless should be deemed value-added telecommunication services, which requires an operation permit which has a valid period of five years. Focus Media Wireless been granted an operation permit for its wireless advertising operations. If Focus Media Wireless is deemed by the PRC regulatory authorities to be providing value-added telecommunication services but the operation permit is revoked or if we are unable to renew its operation permit upon its expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected. See “Item 3.D Key Information—Risk Factors — Our recent entry into mobile handset advertising through our acquisition of Focus Media Wireless may expose us to risks associated with operating in the telecommunications industry in China which could materially affect our financial condition or results of operation”.
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
     In conjunction with the change in our business model in May 2003 and to facilitate foreign investment in our company, we established our offshore holding company, Focus Media Holding Limited as a company registered in the British Virgin Islands in April 2003. In April 2005, we completed the process of changing Focus Media Holding Limited’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company. On July 13, 2005, our ADSs were listed for quotation on the NASDAQ Global Market.
     In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business.
Our Corporate Structure and Contractual Arrangements
     Substantially all of our operations are conducted in China as follows:
•	with regard to the operation of our out-of-home television networks, through Focus Media Technology, our indirect wholly-owned subsidiaries in China, Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, all of which are 90%-owned subsidiaries of Focus Media Digital, and through our contractual arrangements with several of our consolidated affiliated entities in China, including Focus Media Advertisement, and its subsidiaries. Focus Media Advertisement owns the remaining 10% equity interest in Focus Media Digital and New Focus Media Advertisement, New Focus Media Agency and Focus Media Defeng Advertisement;

•	with regard to the operation of our poster frame network, through Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, each of which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively;

•	with regard to the operation of our mobile handset advertising network, through Focus Media Wireless, which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively; and

•	with regard to the operation of our the Internet advertising marketing agency business of Allyes, through seven PRC operating companies, which we refer to as the Allyes operating affiliates, each of which is owned by PRC citizens.

     Each of Framedia Investment, Dotad Technology, Allyes Information Technology Company Limited and their respective affiliated entities and shareholders, have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, New Focus Media Advertisements, New Focus Media Agency, Focus Media Defeng Advertisement, Focus Media Advertisement and its shareholders and subsidiaries. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Our Wholly Foreign-Owned Enterprises, PRC Operating Affiliates and Their Respective Shareholders”.
     In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising, telecommunications and Internet industries in China. Accordingly, PRC regulations stipulate that starting from December 10, 2005, foreign investors are allowed to directly own 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or to directly own less than 100% if the foreign entity has at least two years of direct operations in the advertising business outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify for direct ownership of a PRC advertising company under PRC regulations any earlier than two or three years, respectively, after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. We do not currently know how or when we will be able to qualify under these regulations. Even if we do qualify in the future, it may be burdensome or not cost effective for us to meet the required criteria for direct ownership. If and when we qualify for direct ownership, we intend to explore the commercial feasibility of changing our current structure, including possibly direct ownership of our PRC operating affiliates and their respective subsidiaries, taking into consideration relevant cost, market, competitive and other factors. In the event we take such steps, we cannot assure you that we will be able to identity or acquire a qualified foreign company for a possible future restructuring or that any restructuring we may undertake to facilitate direct ownership will be successful.

     The following diagram of our current corporate structure includes our primary businesses and the primary entities involved in the operation of those businesses and excludes dormant entities and entities, which aside from holding existing contracts, no longer conduct any operations:

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates and their respective subsidiaries, as described in “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.

(3)	Agreement that transfer a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries to us, as described in “Related Party Transactions”.

(4)	Each of our PRC operating affiliates is owned by two PRC shareholders, which are in each case either (i) two PRC citizens designated by us or our subsidiaries or (ii) by two PRC entities owned by our subsidiaries or by our designated appointees.

(5)	The wholly-owned entities relating to our out-of-home television network operations include New Focus Media Technology, Focus Media Technology, Focus Media Digital and New Focus Media Digital. These consist of subsidiaries of Focus Media Advertisement, which holds between 60% and 99% of the subsidiaries, with the remaining minority interest held by Jimmy Wei Yu, Focus Media Advertising Agency or unrelated third parties.

(6)	The PRC operating affiliates engaged in the operating of our poster frame network include: New Structure Advertisement, Framedia Advertisement and Guangzhou Framedia.

(7)	The Allyes operating affiliates engaged in the operation of our online advertising agency business consist of seven different companies under our control.

(8)	Our out-of-home television network operations comprises our commercial location, in-store, outdoor LED and movie theater networks.

     Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, Focus Media Technology, Framedia Investment, Focus Media Digital and New Allyes Technology, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through contractual arrangements with our consolidated affiliated entities in China, including (i) Focus Media Advertisement and its subsidiaries with regard to our commercial location, in-store and outdoor LED networks, (ii) Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, (iii) Focus Media Wireless with regard to our mobile handset advertising network, and (iv) each of seven Allyes operating affiliates, and each of their respective shareholders. Focus Media Advertisement is owned by two PRC citizens, Jason Nanchun Jiang, our chairman and chief executive officer, and Jimmy Wei Yu, one of our directors. Each of Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless is owned by Focus Media Advertisement and Focus Media Advertising Agency. Each of the Allyes operating affiliates is owned by two PRC citizens. . Each of Focus Media Advertisement, several of its subsidiaries, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Wireless, and the Allyes operating affiliates, which we refer to collectively as our PRC operating affiliates, holds the requisite licenses to provide advertising, telecommunications or Internet services in China, as applicable. In 2006, we began operating a portion of our advertising business through our 90%-owned indirect subsidiary Focus Media Advertisement after which time we will no longer entirely rely on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders for the operation of our advertising business.
     We have been and are expected to continue to be dependent on our PRC operating affiliates to operate our advertising business until we acquire them as our wholly-owned subsidiaries. We and Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Investment , Dotad Technology, New Allyes Information Technology (Shanghai) Co., Ltd. and New Allyes Technology, which we refer to as our wholly-foreign owned entities, have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:
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
     In the opinion of Global Law Office, our PRC legal counsel:
•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless, Allyes, their respective PRC operating affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among Focus Media, Framedia, Focus Media Wireless, Allyes, their respective PRC operating affiliates, subsidiaries and shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless, Allyes, and their respective PRC operating affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
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
Subsidiaries of Focus Media Holding Limited
     The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership
Focus Media (China) Holding Ltd.	Hong Kong	100%
Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Perfect Media Holding Ltd.	British Virgin Islands (“BVI”)	100%
Focus Media Qingdao Holding Ltd.	BVI	100%
Focus Media Dalian Holding Ltd.	BVI	100%
Focus Media Changsha Holding Ltd.	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd.	PRC	100%
New Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Sorfari Holdings Limited	BVI	100%
Focus Media Tianjin Limited	BVI	80%
Capital Beyond Limited	BVI	100%
Shanghai New Focus Media Advertisement Co., Ltd.	PRC	90%
Shanghai New Focus Media Agency Co., Ltd.	PRC	90%
Shanghai Focus Media Defeng Advertising Co., Ltd.	PRC	90%
Shanghai Focus Media Baiwang Advertising Co., Ltd.	PRC	70%
Shanghai Focus Media Xiangkun Advertising Co., Ltd.	PRC	70%
Infoachieve Limited	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd.	PRC	100%
Target Media Holdings Limited	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd.	PRC	100%
Dotad Holdings Limited	BVI	100%
ProfitBest Worldwide Limited	BVI	100%
Wiseglobal Investments Limited	BVI	100%
Summitworld Limited	BVI	100%
Newking Investment Limited	BVI	100%
Surge Zhenghe Holding Limited	BVI	100%
Speedaccess Limited	BVI	100%
Peakbright Group Limited	BVI	100%
Homesky Investment Limited	BVI	100%
Bestwin Partners Limited	BVI	100%
Glomedia Holdings Limited	BVI	100%
Appreciate Capital Ltd.	BVI	70%
Richcrest Pacific Limited	BVI	100%
Wealthstar Holdings Limited	BVI	100%
Highmark Asia Limited	BVI	100%
Plentiworth Investment Limited	BVI	100%
Directwealth Holdings Limited	BVI	100%
Better off Investments Limited	BVI	100%
Allyes Information Technology Company Ltd.	Cayman Islands	100%

	Place of	Percentage
Subsidiary	Incorporation	of ownership
New Allyes Information Technology (Shanghai) Co., Ltd.	PRC	100%
Allyes Information Technology (Shanghai) Co., Ltd.	PRC	100%
Hua Kuang Advertising Company Limited	Hong Kong	100%
Topstart Holdings Limited	BVI	100%
Vast Well Development Limited	BVI	100%
Crownsky Limited	BVI	100%
     As described in the corporate structure section above, in addition to our direct and indirect subsidiaries, we also operate our businesses through affiliated operating entities that we control through contractual relationships. Our primary PRC operating affiliates include:
•	with respect to our out-of-home television advertising networks, Focus Media Advertisement and its subsidiaries;

•	with respect to our poster frame network, New Structure Advertisement, Framedia Advertisement and Guangdong Framedia;

•	with respect to our wireless advertising services, Focus Media Wireless; and

•	with respect to our online advertising agency business, Shanghai MSN Advertising Co., Ltd., Shanghai Huxin Advertising Co., Ltd., Shanghai Quanshi Advertising Co., Ltd., Shanghai Kuantong Advertising Co., Ltd., Beijing Quanshi Advertising Co., Ltd., Shanghai Allyes Advertising Co., Ltd., and Shenzhen Baifen Creative Advertising Co., Ltd., and their respective subsidiaries, which seven companies and additional subsidiaries we collectively refer to as the Allyes operating affiliates.
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
A. Overview
     Our out-of-home advertising network consists of (i) our commercial location, in-store, outdoor LED and movie theater networks, which we collectively refer to as our out-of-home television networks, (ii) our poster frame network, (iii) our mobile handset advertising network and (iv) our Internet advertising agency business. We have experienced significant revenue and earnings growth, and the size of our network has grown significantly, since the commercial launch of our advertising network in May 2003.
     The significant increase in our operating results since we commenced our current business operations is attributable to a number of factors, including the substantial expansion of our flat-panel display network, the launch and ongoing expansion of our in-store network, the commencement of operations of our poster frame network, the successful execution of strategic acquisitions, such as our acquisition of Framedia, Target Media, Focus Media Wireless and Allyes, and the growing acceptance of our multi-platform network as an appealing advertising medium by our clients.
     We expect our future growth to be driven by a number of factors and trends including:
•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our commercial location and in-store networks;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles;

•	Our ability to successfully enter into the mobile handset network advertising business, in part through our recent acquisition of Focus Media Wireless;

•	Our ability to successfully operate and market our new outdoor LED network;

•	Our ability to successfully operate and market our new Internet advertising marketing and technology agency; and

•	Our ability to acquire companies that operate advertising businesses complementary to our existing operations.
     Because our primary source of revenue is our advertising service revenue, we focus on factors that directly affect our advertising service revenue such as the number of advertising time slots that we have available for sale and the price we charge for our advertising time slots after taking into account any discounts.
     As we continue to expand our network, we expect to face a number of challenges. We have expanded our network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional stand-alone networks that provide effective channels for advertisers. In addition, we must react to continuing technological innovations, such as the potential uses of wireless and broadband technology in our network, and changes in the regulatory environment.
     Our financial results for 2006 also include those of Framedia that we acquired on January 1, 2006, of Target Media that we acquired on February 28, 2006 and, starting in the second quarter of 2006, those of Focus Media Wireless that we acquired in March 2006. Starting in the second quarter of 2007, our financial results will include those of Allyes, the acquisition of which we completed in March 2007.
Revenues
     In 2004, 2005 and 2006, we had total revenues of $29.2 million, $68.2 million and $211.9 million, respectively. We generate revenues primarily from the sale of advertising time slots on our out-of-home television advertising networks and, beginning in 2006, from the sale of frame space on our poster frame network. Our advertising service revenue includes the sale of advertising time slots on our network, as well as a small amount of revenue attributable to other advertising related services we provide to our advertising clients. We also derive revenues from the sale of our flat-panel displays to regional distributors, which we refer to as our advertising equipment revenue. In 2004, 2005 and 2006, our advertising service revenue accounted for 90.1%, 98.0% and 99.1%

of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Net revenues:
Commercial location network(1)	$26,321	90.1%	$61,435	90.0%	$132,061	62.3%
In-store network(1)	—	—	5,469	8.0%	26,907	12.7%
Poster frame network(1)	—	—	—	—	40,904	19.3%
Mobile Handset Advertising Network	—	—	—	—	10,101	4.8%
Advertising service revenue	26,321	90.1%	66,904	98.0%	209,973	99.1%

Other revenue	2,889	9.9%	1,325	2.0%	1,932	0.9%

Total revenues	$29,210	100.0%	$68,229	100.0%	$211,905	100.0%

(1)	Advertising service revenue is presented net of business tax, sales discounts and agency rebates. Business tax on advertising service revenue from our commercial location network amounted to $2.8 million, $6.0 million and $13.6 million in 2004, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $2.8 million, in 2006. Business tax on advertising service revenue for our poster frame network amounted to $4.0 million for 2006. Business tax includes business tax ranging from 3% — 5.55% and cultural industries tax ranging from 0% to 4.0%.
     We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

	For the year ended December 31,
	2004		2005		2006
		(in thousands of U.S. dollars, except percentages)
Revenue:
Commercial Locations
— Unrelated parties	$25,386	86.9%	$59,435	87.1%	$130,474	61.6%
— Related parties	3,723	12.7%	7,991	11.7%	15,228	7.2%

Total Commercial Locations	29,109	99.6%	67,426	98.8%	145,702	68.8%
In-store Network
— Unrelated parties	—	—	5,475	8.0%	25,330	12.0%
— Related parties	—	—	518	0.8%	4,380	2.0%

Total in-store network	—	—	5,993	8.8%	29,710	14.0%
Poster Frame Network
— Unrelated parties	—	—	—	—	44,893	21.2%
— Related parties	—	—	—	—	—	—

Total Poster Frame Network	—	—	—	—	44,893	21.2%
Mobile Handset Advertising Network
— Unrelated parties	—	—	—	—	10,880	5.1%
— Related parties	—	—	—	—	—	—

Total Mobile Handset Advertising network	—	—	—	—	10,880	5.1%

Gross Advertising Services Revenue:	29,109	99.6%	73,419	107.6%	231,185	109.1%
Less: Sales taxes:
Commercial Locations	2,788	9.5%	5,991	8.8%	13,641	6.4%
In-store Network	—	—	524	0.8%	2,803	1.3%
Poster Frame Network	—	—	—	—	3,989	1.9%
Mobile Handset Advertising Network	—	—	—	—	779	0.4%

Total sales taxes	2,788	9.5%	6,515	9.6%	21,212	10.0%
Net Advertising Service Revenue	26,321	90.1%	66,904	98.0%	209,973	99.1%
Add:
Other revenue:	2,889	9.9%	1,325	2.0%	1,932	0.9%

Net revenues:	$29,210	100.0%	$68,229	100.0%	$211,905	100.0%

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
     Our advertising service revenue is recorded net of any sales discounts and agency rebates from our standard advertising rate cards that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time slots available in a particular city’s advertising cycle, and represent the difference between our standard rate card and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We occasionally agree to pay advertising agency customers sales rebates calculated on the revenues generated by them. We expect that our advertising service revenue will continue to be the primary source, and constitute the substantial majority of, our revenues for the foreseeable future.
     Our advertising service revenue reflects a deduction for business taxes and related surcharges incurred in connection with the operations of the Group. Their revenues are subject to a sales tax consisting of approximately 5.55% business tax and a cultural industries tax ranging from 0% to 4.0% on revenues earned from their advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.
Factors that Affect Our Advertising Service Revenue.
     Commercial location network. Our advertising service revenue derived from our commercial location network is directly affected by:
•	the number of advertising time slots that we have available to sell, which is mostly determined by the number of cities in which we directly operate and the length of the advertising cycle, which is currently twelve minutes. We calculate the number of time slots available by taking the total advertising time available on our network during a particular period, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. We can increase the number of advertising time slots that we have available to sell by expanding into additional cities or acquiring our regional distributors. The twelve-minute advertising cycle amounts to the equivalent of 24 30-second time slots per week; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered. We calculate average quarterly advertising service revenue for our Tier I, Tier II cities and as a blended average of all cities each quarter.
     In-store network. Our advertising service revenue derived from our in-store network is directly affected by:
•	the number of advertising time slots that we have available to sell, which is determined by the number of stores in which we operate, our expansion into additional stores, and the length of the advertising cycle, which is currently twelve minutes, or 24 30-second equivalent time slots. As with our commercial location network, for our in-store network we calculate the number of time slots according to the number of 30-second equivalent time slots available; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered.
     Poster frame network . Our advertising service revenue derived from our poster frame network is directly affected by:

•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers; and

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered.
     Mobile handset advertising network . Our advertising service revenue derived from our mobile handset advertising network is directly affected by:
•	the number of messages we deliver to mobile phone users. We charge fees based on the number of successfully delivered messages; and

•	the average price we charge per message.
Movie Theater Network
     Our advertising service revenue derived from our movie theater network is directly affected by:
•	the number of advertising time slots that we have available to sell, which is determined by the number of movie theaters in which we have leased screen time, our expansion into additional theaters, and the length of the leased screen time, which is currently three minutes, or six 30-second equivalent time slots, per theater. As with our commercial location network and in-store network we calculate the number of time slots according to the number of 30-second equivalent time slots available; and

•	the average price we charge per advertising time slot, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered.
Internet Advertising Agency Services
     As of April 1, 2007, we derive revenue from out Internet advertising agency business operated by Allyes. Our advertising service revenue derived from our Internet advertising agency services is directly affected by:
•	the number of customers who purchase agency services from us. We agree to provide advertising agency services and technology, and we charge fees based on the size and duration of the advertising campaign and the number of daily impressions or “hits” on the Internet advertisement; and

•	Our ability to identify relevant Internet user traffic and deliver effective advertisements for our advertising clients
     Prices for time slots on our commercial location and in-store networks and for frame space on our poster frame network also vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots and frame space.
     Network Expansion . Many of the most desirable locations for our network have been occupied, either by our network as a result of our expansion or by our competitors. As a result, we will need to rely on means other than the rapid increase in the number of locations, flat-panel displays and advertising poster frames in order to continue growing our revenues. We have focused, and expect to continue to focus, on developing new channels in our out-of-home television advertising networks and entering into new types of advertising media operations to continue to grow our revenues and to address these potential capacity constraints on our existing network. In recent months, these steps have included: (1) expanding our in-store network and (2) establishing discrete stand-alone channels on our commercial location network, such as our premier A and B office building, travel, fashion, elite and healthcare channels, enabling us to increase the number of time slots available for sale. We expect to continue to explore opportunities to open up additional channels on our existing network and to enter into new advertising media platforms in China. We believe these measures will enable us to continue the future growth of our business. We have also expanded our advertising network with the addition of Framedia’s poster frame network in January 2006. We intend to continue expanding our out-of-home advertising network both through increasing the number of locations, displays and advertising poster frames on our commercial location, in-store and poster frame networks and through strategic acquisition of competitors and businesses that complement our existing out-of-home advertising network. Following our acquisition of Target Media in February 2006, we expanded our network significantly by combining Target Media’s flat-panel display network with our network. In addition, we entered into new advertising platforms through Focus Media Wireless’ mobile handset advertising network and our outdoor LED digital billboard network, and into Internet advertising agency services through our recent acquisition of Allyes.
     Seasonality . Our advertising service revenue is subject to key factors that affect the level of advertising spending in China generally. In addition to fluctuations in advertising spending relating to general economic and market conditions, advertising spending is also subject to fluctuations based on the seasonality of consumer spending. In general, a disproportionately larger amount of advertising spending is concentrated on product launches and promotional campaigns prior to the holiday season in December. In addition, advertising spending generally tends to decrease in China during January and February each year due to the Chinese Lunar New Year holiday as office buildings and other commercial venues in China tend to be closed during the holiday. We believe this effect will be less pronounced with regard to advertising spending on our in-store network, as we believe commercial activity in hypermarkets and supermarkets is stable or even enhanced during the period of Chinese Lunar New Year. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. Our past experience, although limited, indicates that our revenues would tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant, such as our advertising rates and the number of available time slots on our network. We expect this effect to be partially offset by steady or enhanced advertising service revenue from our in-store network, which we believe is less susceptible to the effects of seasonality than our commercial location network, poster frame network and mobile handset advertising network.
     Revenue Recognition . We typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenue ratably over the performance period of the advertising contract, so long as collection of our fee remains probable. We do not bill our advertising clients under these contracts until we perform the advertising service by broadcasting the advertisement on our network. Revenue collected from our poster frame network is recognized in substantially the same manner as revenues collected under the advertising contracts used for our commercial location and in-store networks.
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
     Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. We made no provision for uncollectible accounts in 2003. In 2004, 2005 and 2006, we made provision of $173,837, $396,657 and $1,308,554, respectively, for accounts receivable that were outstanding for longer than six months. The average number of days outstanding of our accounts receivable, including from related parties, was 66, 71 and 71, respectively, as of December 31, 2004, 2005 and 2006.

Other Revenue
     We also derive a portion of our total revenues from the sale of flat-panel displays to our regional distributors on a cost-plus basis, and franchise fee which we record as other revenue. Other revenue represented 9.9%, 2.0% and 0.9% of our total revenues in 2004, 2005 and 2006, respectively. Other revenue derived from sale of flat-panel displays is recorded net of the 17% value added tax to which equipment sales in China are subject. We expect that other revenue as a percentage of our total revenues will continue to be low.
Cost of Revenues
     Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment.
     The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Total revenues	$29,210	100.0%	$68,229	100.0%	$211,905	100%
Cost of revenues:
Net advertising service cost:
Commercial location network	6,804	23.3%	18,325	26.9%	42,836	20.2%
In-store network	—	—	7,423	10.9%	18,106	8.5%
Poster frame network	—	—	—	—	13,621	6.4%
Mobile Handset network	—	—	—	—	6,052	2.9%

Advertising service cost	6,804	23.3%	25,748	37.8%	80,615	38.0%
Other cost	1,934	6.6%	976	1.4%	765	0.4%

Total cost of revenues	8,738	29.9%	26,724	39.2%	81,380	38.4%

Gross profit	20,472	70.1%	41,505	60.8%	130,525	61.6%

Net Advertising Service Costs
     Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel display depreciation costs, amortization of acquired intangible assets and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials.
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
     Amortization of acquired intangible assets consists operating and broadcasting rights, lease agreements, completed techonology and others. We expect our results of operations for a period of at least seven years beginning in 2006 to be negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly Framedia, Target Media and Dotad.
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
Other Costs
     Other costs consists of the amounts we pay to the contract assembler who purchases the components and assembles them into the flat-panel displays we sell to our regional distributors. Other costs accounted for 6.6%, 1.4% and 0.4% of our total revenues in 2004, 2005 and 2006, respectively. The primary factors affecting other costs are the number of flat-panel displays we sell and the unit cost we pay to our contract assembler for each such flat-panel display.
Operating Expenses and Net Income
     Our operating expenses consist of general and administrative, selling and marketing expenses, other operating income. In 2004, our operating expenses also included a goodwill impairment loss. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2004		2005		2006
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Gross profit	$20,472	70.1%	$41,505	60.8%	$130,525	61.6%
Operating expenses:
General and administrative	3,988	13.7%	9,120	13.4%	25,723	12.1%
Selling and marketing	3,473	11.9%	9,599	14.0%	25,762	12.2%

	For the year ended December 31,
	2004		2005		2006
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Other operating income	—	0.0%	—	0.0%	(1,338)	(0.6)%
Goodwill impairment loss	58	0.2%	—	—	—	—

Total	7,519	25.8%	18,719	27.4%	50,147	23.7%

Income from operations	12,953	44.3%	22,786	33.4%	80,378	37.9%

     General and Administrative. General and administrative expenses primarily consist of salary and benefits for management and finance and administrative staff personnel, business tax mainly relating to license fees paid by our affiliated PRC companies to Focus Media Advertisement and to Focus Media Digital, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 13.7%, 13.4% and 12.1% of our total revenues in 2004, 2005 and 2006, respectively. Salaries and benefits accounted for 20.2%, 26.9% and 23.3% of our general and administrative expenses in 2004, 2005 and 2006, respectively. We expect that our general and administrative expenses will be relatively stable as a percentage of total revenues in the near term but to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.
     Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expense for our sales staff, marketing and promotional expenses, amortization of certain acquired intangible assets such as customer base, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 11.9%, 14.0% and 12.2% of our total revenues in 2004, 2005 and 2006, respectively. As we acquired more of our regional distributors, continue to expand our client base and have commenced operation of new advertising platforms, we increased our sales force, which resulted in an increase in salary expenses. We now budget approximately 13% of our advertising revenues to be used for selling and marketing in 2007. We expect selling and marketing expenses to remain relatively stable as a percentage of total revenues.
     Share-based Compensation. Prior to 2006, our share-based compensation expense relating to general and administrative and selling and marketing primarily consists of the amortized portion of deferred share-based compensation recognized by us. We issued options representing 10.87% of our issued share capital under our 2003 Employee Share Option Scheme, or the 2003 Option Plan. In addition, we have issued options representing 3.95% of our issued share capital under our 2005 Share Option Plan, or the 2005 Option Plan. Our share-based compensation relating to general and administrative accounted for 11.6%, 7.5% and 23.8% of our general and administrative expenses in 2004, 2005 and 2006, respectively. Share-based compensation relating to selling and marketing accounted for 0.8%, 0.5% and 8.1% of our selling and marketing expenses in 2004, 2005 and 2006, respectively The share-based compensation have increased following the effectiveness, as of January 2006, of Statement of Financial Accounting Standards No. 123(R) relating to share-based compensation. As a result, we recorded total share-based compensation expense of $8.4 million for 2006.
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
Share-based Compensation
     Through 2005, we accounted for our share option plan using the intrinsic value method under Accounting Principles Board, or APB, No. 25. Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123-R, “Share-Based Payment”, and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based expense is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Our share option plans are described in Note 10 to our consolidated financial statements.
     We estimated the fair value of share options granted using the Black-Scholes-Merton option pricing model, which requires the input of highly subjective assumptions, including the estimated expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainies and the application of management judgement. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimatations are based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.
Income Taxes
     We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in Note 11 to our consolidated financial statements. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to our income in the period such determination is made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income.
Goodwill and Long-lived assets Impairment
     We test goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Circumstances that could trigger an impairment test between annual tests include, but are not limited to:
•	a significant adverse change in the business climate or legal factors;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;

•	a change in reportable segments;

•	results of testing for recoverability of a significant asset group within a reporting unit; and/or
     As of December 31, 2004, 2005 and 2006, we had a goodwill balance of $9.1 million, $13.3 million and $739.7 million, respectively, which is not deductible for tax purposes. We incurred a goodwill impairment loss of $58,397 in 2004 in connection with our acquisition of Perfect Media which is part of the commercial location reporting segment. In conducting our annual impairment test, we undertook a valuation of Perfect Media using the expected present value of cash flow and the income approach valuation methods, which resulted in a goodwill impairment loss of $58,397 in 2004, indicating that the value of Perfect Media was less than what we paid at the time we acquired it.
     The fair value of each reporting unit is determined by allocating our total fair value among our reporting units using a combination of income approach and market approach. We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
     We test long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgement, requiring assessment in two steps as to whether the carrying value of assets can be supported by the undiscounted future cash flows and the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates.
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
PRC
     Our PRC entities are subject to PRC business tax. We primarily pay business tax on gross revenues generated from our advertising services. Focus Media Advertisement and its subsidiaries, and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertismenet and Framedia Advertisement, pay a 5% business tax, whereas Focus Media Wireless pays a 3% business tax on the gross revenues derived from advertising services and this business tax is deducted from total revenues in calculating the net revenues. Focus Media Technology and Focus Media Digital pay a 5% business tax on the gross revenues derived from their contractual arrangements with Focus Media Advertisement and its subsidiaries and these taxes are primarily recorded in operating expenses.
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
     Pursuant to PRC law, enterprise income tax is generally assessed at the rate of 33% of taxable income. Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its subsidiaries and New Focus Media Advertisement are currently subject to this 33% enterprise income tax. State Administration of Taxation and its delegates of the PRC are authorized to grant an exemption from enterprise income tax of up to two years to newly established domestic companies that have no direct foreign ownership and that are financially independent and engaged in consulting services, technology services or the information industry, which includes advertising services. A qualifying company must apply for this tax-exempt status for each of the two years separately. Focus Media Digital and Focus Media Advertising Agency were established in October 2004 and both were granted exemptions from enterprise income tax in 2004 and 2005. In 2006 and 2007, we continued our tax exempt status through New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertismenet, New Structure Advertisement and Focus Media Wireless, which were established during the period from October 2005 to June 2006 and have obtained tax-exempt approval for 2006 and 2007.
     In November 2004, Focus Media Technology, Focus Media Advertisement and some of its subsidiaries sold all of their flat-panel display equipment to Focus Media Digital at fair market value. As a result of this sale, Focus Media Technology and Focus Media Advertisement recorded a non-cash charge to earnings in the aggregate of $4,773,030 in the fourth quarter of 2004, which reflected the difference between the fair market value of the equipment and its then current book value. In addition, since its establishment, through December 31, 2005, Focus Media Advertising Agency has generated revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for Focus Media Advertising Agency’s clients on our network. Finally, Focus Media Agency also license technology used in our business operations from Focus Media Digital in exchange for license fees paid to Focus Media Digital. As a result of Focus Media Agency’s amortization of the license fee paid to Focus Media Digital, it incurred a charge to earnings of

$3.7 million in the fourth quarter of 2004. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions” for further information on these transactions and contractual agreements. Although these transactions were eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, they did have the affect of reducing our total income tax expense and increasing our after tax net income in 2004.
     As a result of these transactions, our effective tax rates were 71.6% and 2.8% in 2004 and 2005, respectively. Excluding the non-recurring non-cash charge resulting from the change in fair value of derivative liability associated with Series B convertible redeemable preference shares and goodwill impairment loss, our effective tax rate for 2004 would have been 7.0%. The tax savings resulting from the non-cash charge to earnings from the write-down of flat-panel display equipment in 2004 and the charge to earnings from the amortization of the license fee paid in 2004 will not continue in the future.
     In December 2005, we established New Focus Media Advertisement which has received tax-exempt approval for 2006 and 2007. We further incorporated New Focus Media Agency and Focus Media Defeng Advertisement in 2006 which also received tax-exempt approval for 2006 and 2007. Besides, New Structure Advertisement, which incorporated in October 2005, also received its tax-exempt approval for 2006 and 2007. Focus Media Wireless, as a high-tech company incorporated in Zhonguancun District, Beijing, China, is exempted from income tax from 2006 to 2008, plus a 50% reduction holiday from 2009 to 2011.
     In December 2005, Focus Media Digital sold all of its flat-panel display equipment to New Focus Media Advertisement at fair market value and Focus Media Digital sold all of its technology to New Focus Media Advertisement in January 2006 at a fixed fee. As of January 2006, New Focus Media Advertisement generates revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for New Focus Media Advertisement’s clients on our network. Both New Focus Media Agency and Focus Media Defeng Advertisement act as advertising agencies for New Focus Media Advertisement and receives agency fees. While these transactions to be eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, as a result, our effective tax rate was 1.3% for 2006. We also expect these transactions will reduce our total income tax expense and increasing our after tax net income in 2007. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions” for further information on these transactions and contractual agreements. In addition, upon expiration of these tax exemptions, we will consider available options, in accordance with applicable law, that would enable us to qualify for further tax exemptions, if any, to the extent they are then available to us.
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions described above are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late-payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved in 2004, 2005 and 2006, or that we expect to achieve in 2007, or that Focus Media Digital, Focus Media Advertising Agency, New Focus Media Advertisement, New Structure Advertisement, or Framedia Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings. See “Item 3.D Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.”
     On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law which will change the income tax rates for most enterprises from 33% at the present to 25%. This new law will become effective on January 1, 2008. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate.
     Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the company obtains the “new and high technology enterprise” status under the new tax law.
Recently Issued Accounting Standards
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Group is currently evaluating the impact, if any, of this statement on the consolidated combined financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and estimated the cumulative effect on adoption of FIN48 to be a reduction of consolidated retained earnings as of January 1, 2007 of approximately $1.5 million approximately.
     In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Group is currently evaluating the impact, if any, of this statement on its consolidated combined financial statements and related disclosures.
Acquisitions
     Since we commenced our current business operations in May 2003, we have acquired numerous companies to expand the coverage of our network in China and to acquire businesses that are complementary to our operations. See “Item 10.C Additional Information — Material Contracts”.
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
     The financial statements of:
•	Infoachieve Limited, for the periods ended, and as of, December 31, 2003, 2004 and 2005;

•	Target Media Holdings, for the periods ended, and as of, December 31, 2004 and 2005;

•	Perfect Media Holding Ltd. for the periods ended, and as of, December 31, 2003 and September 30, 2004;

•	Focus Media Changsha Holding Ltd., Focus Media Qingdao Holding Ltd. and Focus Media Dalian Holding Ltd. for the period ended, and as of, October 31, 2004; and

•	Capital Beyond Limited for the periods ended, and as of, December 31, 2004 and March 31, 2005, respectively,

are available in our registration statement on Form F-1 (File No. 333-134714).
Quarterly Results of Operation
     The following tables present unaudited consolidated quarterly financial data by amount and as a percentage of our total revenues for each of the eight quarters in the period from March 31, 2005 to December 31, 2006. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this annual report. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
			September				September	December
Consolidated Statement	March 31,	June 30,	30,	December	March 31,	June 30,	30,	31,
of Operations Data	2005	2005	2005	31, 2005	2006	2006	2006	2006
			(in thousands of U.S. dollars)
Net revenues:
Commercial location network(1)	9,432	13,981	17,287	20,735	21,380	30,438	38,519	41,724
In-store network(1)	—	339	1,813	3,317	5,294	6,538	7,239	7,836
Poster frame network(1)	—	—	—	—	6,067	9,778	11,284	13,775
Mobile Handset Advertising Network (1)	—	—	—	—	—	3,076	3,516	3,509

Total advertising service revenue	9,432	14,320	19,100	24,052	32,741	49,830	60,558	66,844
Other revenue	142	264	366	553	457	233	90	1,152

Total revenues	9,574	14,584	19,466	24,605	33,198	50,063	60,648	67,996

Cost of revenues:
Commercial location network	3,247	4,174	5,047	5,857	8,226	11,487	11,404	11,719
In-store network	—	1,366	2,606	3,451	3,973	4,394	4,616	5,123
Poster frame network	—	—	—	—	2,792	3,222	3,756	3,851
Mobile Handset Advertising network	—	—	—	—	—	2,405	2,219	1,428

Advertising service cost:	3,247	5,540	7,653	9,308	14,991	21,508	21,995	22,121
Other cost	71	188	285	432	232	80	80	373

Total cost of revenues	3,318	5,728	7,938	9,740	15,223	21,588	22,075	22,494

Gross profit	6,256	8,856	11,528	14,865	17,975	28,475	38,573	45,502

Operating expenses:
General and administrative	1,867	2,331	2,337	2,585	4,395	6,298	5,956	9,074
Selling and marketing	1,515	1,984	2,719	3,381	4,407	5,376	6,784	9,195
Other operating income	—	—	—	—	(20)	(137)	(5)	(1,176)

	For the three months ended
			September				September	December
Consolidated Statement	March 31,	June 30,	30,	December	March 31,	June 30,	30,	31,
of Operations Data	2005	2005	2005	31, 2005	2006	2006	2006	2006
			(in thousands of U.S. dollars)
Total operating expenses	3,382	4,315	5,056	5,966	8,782	11,537	12,735	17,093

Income from operations	2,874	4,541	6,472	8,899	9,193	16,938	25,838	28,409
Interest income (expenses), net	12	20	791	939	888	605	1,070	1,692
Other income (expenses), net	5	(3)	8	(171)	(71)	(408)	(175)	367

Income before income taxes and minority interest	2,891	4,558	7,271	9,667	10,010	17,135	26,733	30,468
Total income taxes	(248)	(155)	(87)	(204)	(617)	(373)	317	(371)
Minority interests	—	(55)	(52)	(38)	40	(91)	(45)	(9)

Net income attributed to shareholders	2,643	4,348	7,132	9,425	9,433	16,671	27,005	30,088

(1)	Advertising service revenue is presented net of sales taxes, the following tables presenst the unaudited quarterly sales taxes information:

	For the three months ended
			September				September	December
	March 31,	June 30,	30,	December	March 31,	June 30,	30,	31,
	2005	2005	2005	31, 2005	2006	2006	2006	2006
			(in thousands of U.S. dollars)
Sales taxes:
Commercial location network	$936	$1,419	$1,769	$1,867	$2,082	$2,968	$4,062	$4,529
In-store network	—	34	187	304	524	697	763	819
Poster frame network	—	—	—	—	591	958	1,102	1,338
Mobile Handset Advertising Network	—	—	—	—	—	289	285	205

Total	$936	$1,453	$1,956	$2,171	$3,197	$4,912	$6,212	$6,891

	For the three months ended
			September				September	December
Consolidated Statement	March 31,	June 30,	30,	December	March 31,	June 30,	30,	31,
of Operations Data	2005	2005	2005	31, 2005	2006	2006	2006	2006
			(in thousands of U.S. dollars)
Net revenues:
Commercial location network	98.5%	95.9%	88.8%	84.3%	64.4%	60.8%	63.6%	61.4%
In-store network	—	2.3%	9.3%	13.5%	15.9%	13.1%	11.9%	11.5%
Poster frame network	—	—	—	—	18.3%	19.5%	18.6%	20.2%
Mobile Handset Advertising Network	—	—	—	—	—	6.1%	5.8%	5.2%
Other revenues	1.5%	1.8%	1.9%	2.2%	1.4%	0.5%	0.1%	1.7%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Net advertising service cost:
Commercial location network	34.0%	28.6%	25.9%	23.8%	24.8%	22.9%	18.8%	17.2%
In-store network	—	9.4%	13.4%	14.0%	12.0%	8.8%	7.6%	7.5%
Poster frame network	—	—	—	—	8.4%	6.4%	6.2%	5.7%
Mobile Handset Advertising Network	—	—	—	—	—	4.8%	3.7%	2.1%
Other costs	0.7%	1.3%	1.5%	1.8%	0.7%	0.2%	0.1%	0.5%

Total cost of revenues	34.7%	39.3%	40.8%	39.6%	45.9%	43.1%	36.4%	33.0%

Gross profit	65.3%	60.7%	59.2%	60.4%	54.1%	56.9%	63.6%	67.0%
Operating expenses:
General and administrative	19.5%	16.0%	12.0%	10.5%	13.2%	12.6%	9.8%	13.3%
Selling and marketing	15.8%	13.6%	14.0%	13.7%	13.3%	10.7%	11.2%	13.5%
Other operating income	—	—	—	—	(0.06)%	(0.3)%	(0.0)%	(1.7)%

Total operating expenses	35.3%	29.6%	26.0%	24.2%	26.4%	23.0%	21.0%	25.1%

Income from operations	30.0%	31.1%	33.2%	36.2%	27.7%	33.9%	42.6%	41.9%
Interest income (expenses), net	0.1%	0.1%	4.1%	3.8%	2.7%	1.2%	1.8%	2.5%
Other income (expenses), net	0.1%	—	0.1%	(0.7)%	(0.2)%	(0.8)%	(0.3)%	0.5%

Income before income taxes and minority interest	30.2%	31.2%	37.4%	39.3%	30.2%	34.3%	44.1%	44.9%
Total income taxes	(2.6)%	(1.0)%	(0.4)%	(0.8)%	(1.9)%	(0.7)%	0.5%	(0.5)%
Minority interest	0%	(0.4)%	(0.3)%	(0.2)%	0.1%	(0.2)%	(0.1)%	0.0%

Net income attributable to shareholders	27.6%	29.8%	36.7%	38.3%	28.4%	33.4%	44.5%	44.4%

(1)	Advertising service revenue is presented net of sales taxes: the following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
			September				September	December
	March 31,	June 30,	30,	December	March 31,	June 30,	30,	31,
	2005	2005	2005	31, 2005	2006	2006	2006	2006
			(in thousands of U.S. dollars)
Sales taxes:
Commercial location network	9.0%	9.2%	9.3%	8.3%	8.9%	8.9%	9.5%	9.8%
In-store network	—	9.1%	9.4%	8.4%	9.0%	9.6%	9.5%	9.5%
Poster frame network	—	—	—	—	8.9%	8.9%	8.9%	8.9%
Mobile Handset Advertising Network	—	—	—	—	—	8.6%	7.5%	5.5%

Total	9.0%	9.2%	9.3%	8.3%	8.9%	9.0%	9.3%	9.3%

     Certain quarterly financial information related to the each fiscal quarters of the fiscal year ended December 31, 2006 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC on May 26, 2006, August 21, 2006, November 20, 2006 and February 26, 2007 as a result of the following:
     Advertising agency rebates for each fiscal quarter of the fiscal year ended December 31, 2006. We classified $88,537, $624,365, $425,807 and $257, 205 advertising agency rebates, respectively, as selling expenses rather than as a reduction of revenues in the quarter ended March 31, June 30, September 30 and December 31, 2006, respectively. This adjustment resulted in a decrease in the originally reported gross margin and a decrease to reported selling expenses from our filings on Form 6-K dated May 26, 2006, August 21, 2006, Novemeber 20, 2006 and February 26, 2007, respectively. The foregoing restated amounts did not affect net income or earnings per share.
B. Operating Results
Results of Operations
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Total Revenues . Our total revenues increased substantially from $68.2 million in 2005 to $211.9 million in 2006 due to an increase in our advertising service revenue.
     Our total advertising service revenue increased significantly from $66.9 million in 2005 to $210.0 million in 2006, including the advertising service revenues derived from in-elevator poster frame advertising network amounting to $40.9 million and $10.1 million from mobile handset advertising network primarily as a result of our acquisitions in 2006.
     Commercial location network . Advertising service revenue from our commercial location network increased significantly from $61.4 million in 2005 to $132.1 million, including $13.8 million to related parties in 2006. The increase in advertising service revenue for our commercial location network is attributable to:
•	an increase in the number of 30-second-equivalent advertising time slots we sold on our commercial location network, from 13,943 in 2005 to 23,917 in 2006, as well as the increase in the average selling price per time slot sold, from $4,461 in 2005 to $5,522 in 2006. Total network capacity, measured by number of available time slots, also increased from 9,028 as of December 31, 2005 to 15,939 as of December 31, 2006.

•	Our network reach increased from 58 cities as of December 31, 2005, including 26 cities directly operated by our company and 32 cities operated by our regional distributors, to 91 cities as of December 31, 2006, including 51 cities directly operated by our company and 40 cities operated by our regional distributors;

•	We gained an additional seven minutes of advertising cycle time from each of our regional distributors after we acquired them between January 1, 2005 and December 31, 2005; and

•	On July 1, 2005, we extended the cycle time in our directly operated Tier II cities from nine minutes to twelve minutes.

•	The increase in the number of 30-second-equivalent advertising time slots sold on our commercial location network was also attributable to increased acceptance of our network among our advertising clients, which we believe is primarily due to the increased coverage and effectiveness of our network that grew from 48,226 flat-panel displays as of December 31, 2005 to 80,263 displays as of December 31, 2006, including our regional distributors.

•	The increase in the average selling price was largely due to increased demand for time slots with higher selling prices in our Tier II cities, while the average selling price of our advertising services in our Tier I cities increased between these two periods.
     In-store network . Advertising service revenue from our in-store network, which commenced operations in April 2005, totaled $26.9 million in 2006. We expect the contribution to our total revenues from our in-store network to increase in the near future.
     Other revenues increased from $1.3 million in 2005 to $1.9 million in 2006, primarily from license fees that we received from our oversea franchise companies. By the end of 2006, we granted licenses to approximately 10 oversea franchise companies using the Focus Media brand in operating local LCD advertising networks in India, Malaysia, Indonesia, the Philippines, the Gulf Cooperation Council region (including Saudi Arabia), HongKong, Taiwan and Singapore.
     Cost of Revenues . Our cost of revenues increased significantly from $26.7 million in 2005 to $81.4 million in 2006 due to increases in our net advertising service cost for our commercial location network, our in-store network and two new business lines: our poster frame network and mobile handset advertising network.
•	Net advertising service cost — commercial location network. Our net advertising services cost for our commercial location network increased substantially from $18.3 million in 2005 to $42.8 million in 2006. This increase was due to the substantial increase in our advertising service business on our commercial location network between these two periods. Our location costs increased substantially from $11.3 million in 2005 to $25.8 million in 2006 due to a substantial increase in the number of commercial locations where we entered into display placement agreements. Our rental fees increased as a percentage of total revenues between these two periods as a result of (1) a significant increase in the number of locations in our commercial location network, including those previously operated by Target Media; and (2) increased rental payments for the renewal of display placement agreements in the more desirable locations on our commercial location network offset in part by lower rental payments paid for new locations in our commercial location network because of a further reduction in the number of available desirable locations that command more expensive rental fees. Flat-panel display depreciation costs increased from $3.4 million in 2005 to $9.2 million in 2006, as a result of an increase in the number of flat-panel displays we own and operate directly from 45,049 as of December 31, 2005 to 80,623 as of December 31, 2006 and to our acquisition of Target Media Group and 3 regional distributors during this period. Other cost of revenues related to net advertising service cost increased from $3.2 million in 2005 to $6.1 million in 2006 as a result of (1) increase in number of personnel responsible for monitoring the network following the acquisition of Target Media; (2) an increase in the volume of CF cards we purchased even as the per-unit cost of CF cards decreased and (3) an increase in salary and benefit expenses for personnel responsible for location relations and display placement agreements with landlords and property managers and for maintaining and monitoring our network.

•	Net advertising service cost — in-store network. We began incurring net advertising service cost relating to our in-store network in April 2005 when we launched our in-store network. We incurred $18.1 million in net advertising service cost for our in-store network in 2006, consisting of location costs of $12.7 million and depreciation costs relating to the installation and maintenance of our in-store network amounting to $3.5 million.

•	Other cost. We incurred net advertising equipment costs of $975,747 in 2005 compared to $764,959 in 2006, which decrease reflects the fact that we have acquired many of our fastest-growing regional distributors. We expect net advertising equipment costs to continue to decrease.
     Gross Profit . As a result of the foregoing, our gross profit increased from $41.5 million in 2005 to $130.5 million in 2006 and our overall gross margin increased during the same period from 60.8% to 61.6%. The increase in our gross margin was due to a combination of the continuous increase in the sell-out rate and cost optimization.
     Operating Expenses. Our operating expenses increased significantly from $18.7 million in 2005 to $50.1 million in 2006. This increase was primarily due to increases in our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business.
•	General and Administrative. General and administrative expenses increased substantially from $9.1 million in 2005 to $25.7 million in 2006 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as well as accounting and administrative costs related to being a public company. In addition, in connection with the options granted to our directors, employees and consultants since July 2004, we recorded stock-based compensation of $6.1 million in 2006 following the adoption of SFAS No. 123 (revised 2005), “Share-Based Payment”.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $9.6 million in 2005 to $25.8 million in 2006 due to increases in marketing and promotional expenses by our sales force and in salary and benefits associated with the expansion of our sales force.
     Income from Operations . As a result of the foregoing, we had income from operations of $22.8 million in 2005 compared to $80.4 million in 2006.
     Income Before Income Taxes and Minority Interest . Income before income taxes and minority interest was $24.4 million in 2005 compared to $84.3 million in 2006.
•	Interest Income, net. Interest income, net of interest expenses increased from 1.8 million in 2005 to $4.3 million in 2006. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from cash payments collected from our advertising operations and proceeds from our follow-on offerings.

•	Other Expense, net. We recorded net other expense of $161,148 in 2005 compared to other income of $287,539, in 2006.

•	Income Taxes. Our income taxes were $694,453 in 2005 compared to $1,043,538 in 2006.

•	Minority Interests. We had minority interests expense of $144,433 and $104,773 in 2005 and 2006, respectively, in connection with the pro rata income attributable to minority shareholders of our subsidiaries.
     Net Income. As a result of the foregoing, we recorded net income of $83.2 million in 2006 compared to net income of $23.5 million in 2005.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Total Revenues . Our total revenues increased substantially from $29.2 million in 2004 to $68.2 million in 2005 due to an increase in our advertising service revenue which was partially offset by a decrease in advertising equipment revenue.

     Our total advertising service revenue increased significantly from $26.3 million in 2004 to $66.9 million in 2005.
     Commercial location network . Advertising service revenue from our commercial location network increased significantly from $26.3 million in 2004 to $61.4 million, including $7.2 million to related parties in 2005. The increase in advertising service revenue for our commercial location network is attributable to:
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
     In-store network . Advertising service revenue from our in-store network, which commenced operations in April 2005, totaled $5.5 million in 2005. We expect the contribution to our total revenues from our in-store network to increase in the near future.
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
     Cost of Revenues . Our cost of revenues increased significantly from $8.7 million in 2004 to $26.7 million in 2005 due to increases in our net advertising service cost for our commercial location network and our in-store network and in our net advertising equipment cost.
•	Net advertising service cost — commercial location network. Our net advertising services cost for our commercial location network increased substantially from $6.8 million in 2004 to $18.3 million in 2005. This increase was due to the substantial increase in our advertising service business on our commercial

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
     Gross Profit . As a result of the foregoing, our gross profit increased from $20.5 million in 2004 to $41.5 million in 2005 although our overall gross margin decreased during the same period from 70.0% to 60.8%. The decrease in our gross margin was largely a result of increased rental payments, including fixed initial payments, to stores and depreciation costs incurred as we launched our in-store network.
     Operating Expenses . Our operating expenses increased significantly from $7.5 million in 2004 to $18.7 million in 2005. This increase was primarily due to increases in our business tax, our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, such as salaries and costs associated with preparing to become a publicly listed company.
•	General and Administrative. General and administrative expenses increased substantially from $4.0 million in 2004 to $9.1 million in 2005 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as well as accounting and administrative costs relating to being a public company. In addition, in connection with the options granted to our directors, employees and consultants since July 2004, we recorded stock based compensation of $683,186 in 2005.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $3.5 million in 2004 to $9.6 million in 2005 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force.
     Income from Operations . As a result of the foregoing, we had income from operations of $13.0 million in 2004 compared to $22.8 million in 2005.
     Income Before Income Taxes and Minority Interest . Income before income taxes and minority interest was $1.3 million in 2004 compared to $24.4 million in 2005, which included interest income and other income (expenses) and change in fair value of series B convertible redeemable preferred shares in 2004.

•	Interest Income, net. Interest income increased from $9,739 in 2004 to $1.8 million in 2005. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from cash payments collected from our advertising operations, sales of our preference shares and proceeds from our initial public offering.

•	Other Expense, net. We recorded net other expense of $3,843 in 2004 compared to other expense of $161,148 in 2005.

•	Change in Fair Value of Series B Convertible Redeemable Preferred Shares. We incurred a change in fair value of series B convertible redeemable preferred shares of $11.7 million in 2004. Upon the occurrence of our initial public offering in July 2005, all outstanding preference shares were converted into ordinary shares, and accordingly we did not incur any change in fair value of series B convertible redeemable preferred shares in 2005.

•	Income Taxes. Our income taxes were $907,550 in 2004 compared to $694,453 in 2005, which decrease resulted from the fact that in 2005, we derived most of our revenue from Focus Media Advertising Agency, which had no tax liability during this period, whereas during 2004, we derived most of our revenues from Focus Media Advertisement, which had tax liability.

•	Minority Interest. We had minority interest expense of $13,516 and $144,433 in 2004 and 2005, respectively, in connection with the pro rata income attributable to minority shareholders of four of our subsidiaries.
     Net Income . As a result of the foregoing, we recorded net income of $23.5 million in 2005 compared to net income of $372,752 in 2004.
C. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash Flows and Working Capital
     To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2006, we had approximately $164.6 million in cash and cash equivalents. As we have expanded our network, entered into a large number of display placement agreements, increased our acquisition of regional distributors and related businesses, and made strategic acquisitions, our cash needs for such acquisitions, the purchase of flat-panel displays, payment of our location and maintenance costs and employee costs increased significantly and accounted for the net cash used in investing activities. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of Focus Media Advertisement and its subsidiaries in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through Focus Media Advertisement and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of Focus Media Advertisement. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Focus Media Advertisement and its subsidiaries that provide us with effective control over Focus Media Advertisement and its subsidiaries. In addition, we have access to the cash flows of Focus Media Advertisement and its subsidiaries through contractual arrangements with our subsidiaries Focus Media Technology and Focus Media Digital, which provide technical and other services in exchange for fees. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements Among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and Its Subsidiaries”.
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
     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$4,045	$11,269	$93,355
Net cash (used) in investing activities	(11,070)	(117,667)	(121,994)
Net cash provided by financing activities	28,978	119,169	153,521
Net increase in cash and cash equivalent	21,953	13,984	127,958
     We had cash provided by operating activities of $93.4 million in 2006. This was primarily attributable to net income generated from the operation of our advertising network, adjusted up $7.9 million, $3.1 million and $1.3 million to reflect prepaid expenses and other current assets, rental deposits and income taxes payable, respectively, and adjusted down by $22.3 million, 4.7 million, $3.2 million and $1.7 million to reflect accounts receivable, amounts due from related parties accounts payable, and accrued expenses and other current liabilities respectively. We had cash provided by operating activities of $11.3 million in 2005. This was primarily attributable to net income generated from the operation of our advertising network, adjusted up, $5.0 million, $672,585 and $4.0 million to reflect accounts payable, income taxes payable and accrued expenses and other current liabilities, respectively, and adjusted down $380,174, $14.7 million and $2.3 million to reflect amounts due from related parties, accounts receivable and prepaid expenses and other current assets, respectively. We had net cash provided by operating activities of $4.0 million in 2004. This was primarily attributable to our net income from operation of our network, adjusted down $4.5 million, $2.5 million, $1.6 million and $1.7 million to reflect our accounts receivable from our advertising clients and regional distributors, a decrease in amounts due from related parties, accounts payable from location and maintenance costs owed to third parties and prepaid expenses and other current assets including location costs, respectively, and adjusted up $11.7 million, $4.2 million and $0.8 million to reflect the change in fair value of derivative liability, accrued expenses from location costs and maintenance costs and other current liabilities and income taxes payable, respectively.
     We had net cash used in investing activities of $122.0 million in 2006, primarily in connection with the acquisition of companies, including Target Media and Focus Media Wireless, subsidiaries and regional distributors, purchase of equipment used to expand our networks, and rental deposits paid for locations on our out-of-home television, poster frame and outdoor LED networks. Our acquisition of Framedia involved our payment of $39.6 million in cash and issuance of $55.4 million of our ordinary shares to the seller parties at a fixed value of $2.456 per ordinary share. In addition, subject to Framedia’s attainment of certain financial performance goals in 2006, we may be obligated to issue up to $88 million in additional Focus Media ordinary shares, at a fixed value of $2.456 per ordinary share, to the selling parties in 2007. Pursuant to the share purchase agreement we entered into with E-Times and Skyvantage, we paid the seller parties $5.0 million. We also paid $94 million in cash and issued 77 million ordinary shares to the shareholders of Target Media. The issuance of such additional ordinary shares will also result in lower earnings per share or per ADS when we calculate our earnings for 2007 than would otherwise be the case were such additional shares not issued. See “Item 10.C Additional Information — Material Contracts — Framedia” and “— Target Media”. We had net cash used in investing activities of $117.7 million for in 2005, primarily in connection with the acquisition of companies, subsidiaries and regional distributors, purchase of equipment used to expand our commercial location and in-store networks, and rental deposits paid for locations on both our commercial location and in-store networks. We had net cash used in investing activities of $11.1 million in 2004. This was primarily attributable to our purchase of property and equipment for the operation of our network, rental deposits made in connection with our display placement agreements and our acquisition of eleven businesses, eight of which were our former regional distributors.
     $153.5 million net cash was provided by financing activities in 2006, primarily from the proceeds of $142.7 million, net of issuance costs, from our follow-on offerings. $119.2 million net cash was provided by financing activities in 2005, primarily from the proceeds of our initial public offering in July 2005. We had net cash provided by financing activities of $29.0 million in 2004. This was attributable to the proceeds from the issuance of our Series B and Series C-2 convertible redeemable preference shares, offset slightly by the repayment of a short-term loan from one of our shareholders.
     We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our recent public offering and follow-on offerings will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as the purchase of flat-panel displays and LED digital billboards and increased location cost, including in connection with our acquisition of Framedia, Target Media, E-Times and Focus Media Wireless, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network and the proceeds from our offerings will be sufficient to cover any such obligations and costs. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Transactions with Related Parties
     Our transactions with related parties have been conducted on arm’s length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 18 to our audited consolidated financial statements included in this annual report.
Capital Expenditures
     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Total capital expenditure	$6,373	$36,765	$22,878
     Our capital expenditures were made primarily to acquire flat-panel displays for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2007, in an amount of approximately $20 million, to primarily consist of purchases of components for our flat-panel displays and new poster frames as we continue to expand our commercial location network, in-store network and poster frame network. We also intend to upgrade our financial, accounting and internal control systems. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.
Restricted Net Assets
     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2005 and 2006, the amount of our restricted net assets was approximately $75.9 million and $223.4 million, respectively.

D. Research, Development, Patents and Licenses, Etc.
Research and Development
     We intend to continue to develop a more advanced model of flat-panel display that uses mobile communications and wireless technology to receive, store, configure and play back advertising content. Whether or not we deploy this newer technology will depend upon cost and network security. We are also developing related software systems that will enable us to configure and run the content on our advertising network in conjunction with mobile communications systems. We also continue to develop proprietary software and systems in connection with the operation of and provision of services through our online advertising services business through Allyess.
Patents and Trademarks
     We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel displays. We are currently applying for design patents for our new model of flat-panel display and our software. As of December 31, 2006, we held one design patent for our flat-panel display technology. We have the right to use several trademarks relating to the “Focus Media” brand name in China and in Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China. Following our acquisition of Allyes, we also acquired all of its intellectual property including that held by its subsidiaries and affiliates.
     We do not know if our trademark applications will lead to registered trademarks with the scope of the goods and services we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See Risk Factor on “Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.” We have also obtained copyright registration for a number of our software. We will continue to assess appropriate occasions for seeking trademark, copyright and other intellectual property protections for those aspects of our business that we believe provide significant competitive advantages.
     The technology developed by Allyes enables us to collect and use data derived from user activity on the Internet. Although we believe that we have the right to use this information and to compile it in our databases, we cannot assure you that any trade secret, copyright or other protection will be available for this information. In addition, our clients and other parties may claim rights to this information.
E. Trend Information
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
F. Off-balance Sheet Arrangements
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

G. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2006.

	Payments due December 31
	TOTAL	2007	2008	2009	20010	Thereafter
Display and poster frame placement agreement obligations	$107,242	$46,186	$31,363	$19,098	$8,683	$1,912
Office premise lease obligations	4,198	1,971	1,153	773	251	50

Total contractual obligations	$111,440	$48,157	$32,516	$19,871	$8,934	$1,962

     Other than certain leasing arrangements relating to the placement of our flat-panel and office premises, as of December 31, 2006, we did not have any long-term debt obligations, operating lease obligations or purchase obligations.
     As of December 31, 2006, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities and the proceeds of this offering. Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.

Name	Age	Position
Jason Nanchun Jiang	34	Chairman of the Board of Directors and Chief Executive Officer
David Feng Yu(1)	45	Co-chairman of the Board of Directors
Jimmy Wei Yu	34	Director
Fumin Zhuo(2)	55	Director
Neil Nanpeng Shen(2)	39	Director
Charles Chao(2)	41	Director
Daqing Qi(3)	43	Director
Zhi Tan	52	President and Director
Daniel Mingdong Wu	40	Chief Financial Officer
Diana Congrong Chen	39	Chief Operating Officer
July Lilin Wang	35	Chief Accounting Officer
Cindy Yan Chan	41	Chief Strategy Officer
Ergo Xueyuan Liu	36	Vice President — Commercial Location Network
Acer Jiawei Zhang	30	Vice President — In-store Network

(1)	Mr. Yu was appointed as co-chairman of the board of directors of Focus Media on February 28, 2006 pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.

(2)	Independent director and a member of our audit committee, compensation committee and nomination committee.

(3)	Mr. Qi was appointed as an independent director on February 28, 2006 by the seller parties of Target Media pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.
     Jason Nanchun Jiang, our founder, has served as the chairman of our board of directors and our chief executive officer since May 2003. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997 which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of our current business operations. In December 2003, Mr. Jiang was selected by China News Publisher’s Media magazine as one of the “Media People of the Year”. In September 2003, Mr. Jiang was selected by the Television and Newspaper Committees of the China Advertising Commission as one of its “contemporary outstanding advertising media personalities”. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.
     David Feng Yu resigned from his position as president since January 2007 and retains his position as co-chairman of the Board. He has served as co-chairman of our board of directors and as our president since February 28, 2006. From 2003 until February 2006, Mr. Yu was chairman and chief executive Officer of Target Media, which we acquired in February 2006. From 2000 to 2003, Mr. Yu was chief executive offer and the sole beneficial owner of Dian Yang, whose flat panel display advertising business was transferred to Target Media in December 2003. From 1999 to 2000, Mr. Yu was the general manager of Shanghai Yuanye Info Tech Co., Ltd. In May 2005, Mr. Yu was selected by the Advertising Newspaper in China as one of the “Most Influential Advertising People of the Year.” In December 2004, Mr. Yu was selected by China Venture Capital Forum 2004 as one of the “Top 10 Enterprisers of the Year.” Mr. Yu received an Executive M.B.A. degree from China Europe International Business School in 2001 and a Master of Arts degree in philosophy from Fudan University in 1991.
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
     Charles Chao was appointed as our director in November 2005 to replace Ted Tak Dee Sun who passed away in September 2005. Mr. Chao is president and chief executive officer of SINA Corporation, an online media company listed on the NASDAQ Global Market. Before he joined SINA Corporation in September 1999, Mr. Chao served as an experienced audit manager with PricewaterhouseCoopers LLP, providing auditing and business consulting services for high tech companies in Silicon Valley, California. Mr. Chao received his master of professional accounting from University of Texas at Austin. He also holds an MA degree in journalism from

University of Oklahoma and a BA degree in Journalism from Fudan University in Shanghai, China. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
     Daqing Qi was appointed as our director in February 28, 2006 upon the closing of our acquisition of Target Media. Professor Qi is professor of accounting and associate dean of the Cheong Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Professor Qi taught in the School of Accountancy at the Chinese University of Hong Kong. Professor Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Information Industries of the People’s Republic of China, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Professor Qi also serves on the board of directors of Sohu.com, a Nasdaq-listed company that provides online services in China. Professor Qi holds a B.S. degree in biophysics and a B.A. degree in journalism from Fudan University, an MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and a Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.
     Zhi Tan was appointed as our president and director in January 2007. Prior to his appointment as president, Zhi Tan was the senior vice president in charge of the operations of our poster frame network. ZhiTan was previously the chairman and chief executive officer of Framedia. Zhi Tan has extensive management and operational experience. He served as senior advisor at Tom.com of Hong Kong prior to join Framedia. From 1999 to 2002, he was the chief executive officer of 8848.net Corporation, which was one of the largest online e-commerce organizations in China. Before joining 8848.net, Zhi Tan was deputy general manager for Microsoft China in 1999. Prior to Microsoft, Zhi Tan was senior vice-president for UTStarcom China from 1995 to 1998. He was directly responsible for all aspects of operations for both Microsoft China and UTStarcom China. Zhi Tan received his PhD in Computer Science from Worcester Polytechnic Institute of Massachusetts in 1987and a B.S. in Computer Engineering from Jilin Industrial University in China in 1980.
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
     Diana Congrong Chen was appointed as our chief operating officer in November 2006. Ms. Chen joined Focus Media as chief marketing officer in May 2005. Before joining Focus Media, Ms. Chen worked for Phoenix Satellite TV from 1998 to 2004, serving as general manager, director of international advertising and president of East China region. While at Phoenix Satellite TV, Ms. Chen successfully developed business in Zhejiang and East China region and was awarded Best Sales Team for several years. In 2004, Ms. Chen was honored with a Most Outstanding Employee Award by Phoenix Satellite TV. Prior to that, Ms. Chen was the vice president of sales for Tucano Clothing China and office manager for China Animal By-product Import and Export Co. Ms. Chen holds a B.A. degree in journalism from Zhejiang University.
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
B. Compensation
     In 2006, we paid aggregate cash compensation of approximately $850,000 to our directors and executive officers as a group. In 2004, 2005 and 2006, we granted to selected directors, officers and employees options to acquire an aggregate 20,643,400, 22,503,630 and 14,800,000 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Option Plans
     Our 2003 Employee Share Option Scheme, or our 2003 Option Plan, was adopted by our board of directors at a meeting on June 1, 2003. Our members and board of directors adopted our 2005 Share Option Plan, or our 2005 Option Plan, in May 2005. Our members and board of directors adopted our 2006 Employee Share Option Plan, or our 2006 Option Plan, in October 2006. Our option plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
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
     Under our 2003 Option Plan:
•	In July and August 2004, we granted:
•	options to purchase 12,181,600 shares, representing 3.7% of our pre-offering diluted share capital, to certain members of our board of directors and our management group. Each of these options has an exercise price of $0.24 per share. 8,460,800 of these options vest over three years while the remaining 3,720,800 options vest over one year.

•	options to purchase 8,461,800 shares, representing 2.5% of our pre-offering diluted share capital, to members of our staff. Each of these options has an exercise price of $0.24 per share. 2,159,800 of these options vest over three years while the remaining 6,302,000 options vest over one year.

•	options to purchase 4,564,800 shares, representing 1.4% of our pre-offering diluted share capital, to third-party consultants and advisors. Each of these options have an exercise price of $0.24 per share. 1,310,400 of these options vest over three years while the remaining 3,254,400 options vest over one year.
     Under our 2005 Option Plan:
•	In January 2005, we granted additional options to purchase 1,200,000 of our ordinary shares to some of our directors with an exercise price of $0.58 per share. All of these options vest over three years.

•	In February 2005, we granted:
•	options to purchase 2,000,000 and 2,100,000 of our ordinary shares with an exercise price of $0.58 and $0.75, respectively, to certain of our executive officers and options to purchase 720,000 of our ordinary shares with an exercise price of $0.75 to certain of our employees. All of these options vest over three years.

•	options to purchase 1,240,000 of our ordinary shares to third-party consultants and advisors with an exercise price of $0.75. All of these options vest over three years.
•	In July 2005, we granted:

•	options to purchase 11,683,630 of our ordinary shares with an exercise price of $1.70, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 100,000 of our ordinary shares to a third-party consultant with an exercise price of $1.70. All of these options vest over three years.
•	In November 2005, we granted:
•	options to purchase 800,000 of our ordinary shares with an exercise price of $2.60, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 4,000,000 of our ordinary shares with an exercise price of $2.70, to certain of our executive officers and employees. All of these options vest over three years.
•	In March 2006, we granted options to purchase 3,000,000 of our ordinary shares with an exercise price of $5.09, to certain of our executive officers, employees and directors. All of these options vest over three years.
     Under our 2006 Option Plan:
•	In November 2006, we granted options to purchase 11,800,000 of our ordinary shares to certain of our employees, executive officers and directors. Of these options, 10,300,000 were issued to non-management employees and 1,500,000 were issued to our directors and officers. The issuance to our officers and directors included a grant to Jason Nanchun Jiang of options to purchase 500,000 of our ordinary shares. No other director or officer, upon exercise of all options granted, would beneficially own more than 1% of our outstanding ordinary shares. All of the options granted vest over a three year period, beginning one year from the date of issuance. The exercise price of the options is $5.724 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on November 14, 2016.

•	In March 2007, we granted options to purchase 1,200,000 of our ordinary shares to certain of our employees. The exercise price of the options is $7.20 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on March 18, 2017.
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
     Our board of directors may amend, alter, suspend, or terminate each of our option plan at any time, provided, however, that in order to increase the limit of 20% of our share capital that may be granted as options, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our 2003 Option Plan, 2005 Option Plan and 2006 Option Plan will terminate in June 2013, May 2015 and October 2016, respectively.

     The table below sets forth the option grants made to our directors and executive officers pursuant to our 2003 and 2005 Option Plan as of March 31, 2007.

		Exercise
	Number of ordinary	per
	shares to be issued upon	ordinary
	exercise of options	share	Date of grant	Date of expiration
		(in U.S. dollars)
Jason Nanchun Jiang	5,882,000	$0.24	August 25, 2004	August 24, 2014
David Feng Yu	*	$5.09	March 10, 2006	March 9, 2016
Jimmy Wei Yu	*	$0.24	July 5, 2004	July 4, 2014
Jimmy Wei Yu	*	$0.24	August 25, 2004	August 24, 2014
Jimmy Wei Yu	*	$1.70	July 13, 2005	July 13, 2015
Fuming Zhuo	*	$0.24	August 10, 2004	August 9, 2014
Neil Nanpeng Shen	*	$0.58	January 1, 2005	December 31, 2014
Charles Chao	*	$2.60	November 2, 2005	November 1, 2015
Daqing Qi	*	$5.09	March 10, 2006	March 9, 2016
Zhi Tan	*	$5.72	November 16, 2006	November 15, 2015
Daniel Mingdong Wu	*	$0.58	February 2, 2005	February 1, 2015
Daniel Mingdong Wu	*	$0.75	February 2, 2005	February 1, 2015
Daniel Mingdong Wu	*	$1.70	July 13, 2005	July 13, 2015
July Lilin Wang	*	$0.75	February 2, 2005	February 1, 2015
Ergo Xueyuan Liu	*	$0.24	July 5, 2004	July 4, 2014
Acer Jiawei Zhang	*	$0.75	February 2, 2005	February 1, 2015
Diana Congrong Chen	*	$1.70	July 13, 2005	July 13, 2015
Cindy Yan Chan	*	$1.70	July 13, 2005	July 13, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
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
D. Employees
     As of December 31, 2006, we had a total of 3,548 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of March 31, 2007:

	Number of employees(1)	Percentage
Sales and marketing	797	22.5
Operations	1,875	52.8
Management and administration	876	24.7
Total number of employees	3,548	100%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.
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
E. Share Ownership
     Please see Item 6.B. and Item 7.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of July 31, 2007:

•	each person known to us to own beneficially more than 5% of our ordinary shares and

•	each of our directors and executive officers who beneficially own our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of July 31, 2007, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 617,722,762 ordinary shares outstanding as of July 31, 2007.

Shares beneficially owned
	Number	Percent
Principal Shareholders
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (1)	61,494,209	9.95%
Total Team Investments Limited (2)	35,830,622	5.80%

Directors and Executive Officers (3)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (4)	61,494,209	9.95%
David Feng Yu	*	*
Jimmy Wei Yu	*	*
Neil Nanpeng Shen	—	*
Charles Chao	—	*
Fumin Zhuo	—	*
Daqing Qi	—	*
Zhi Tan(5)	35,830,622	5.80%
Daniel Mingdong Wu	—	*
Diana Congrong Chen	—	*
July Lilin Wang	—	*
Cindy Yan Chan	—	*
Ergo Xueyuan Liu	—	*
Acer Jiawei Zhang	—	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 53,975,959 ordinary shares owned by JJ Media Investment Holding Ltd. and 5,041,600 and 2,476,650 options to purchase our ordinary shares owned by Target Sales International Limited and Target Management Group Limited. All of these entities are 100% owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer.

(2)	Total Team, a British Virgin Island company, is 13.37%, 10.79%, 10.46%, 9.99%, 9.30%, 9.23%, 8.14%, 5.81%, 5.76%, 5.54%, 5.23%, 4.04%, 1.74% and 0.58% owned by First Choice Investments Limited (jointly owned by Zhi Tan, our president, Gongquan Wang and Hong Chen), IDG Technology Venture Investment III, L.P. (owned by a group of unrelated parties), All in One International Limited (wholly owned by Lei Liu), Timeleader Profits Limited (wholly owned by Haiqi Zhao), Be First Investments Limited (wholly owned by Yue Yin), Yee On Investments Limited (wholly owned by Shisheng Liu), Excellent China (Group) Limited (wholly owned by Chunlong Xu), Dukeland Investments Limited (wholly owned by Xiaolu Sun who is Mr. Zhi Tan’s wife), Red Focus Inc. (wholly owned by Xuxia Yang), Nice Excel Investments Limited (wholly owned by Zhixue Ding), Sparkle Media Limited (wholly owned by Haijin Li), Yufai Investments Limited (wholly owned by Yong Shi), Best Star Profits Limited (wholly owned by Zefei Wu) and Hong Chen, respectively. Each shareholder of Total Team exercises the investment and voting power over our ordinary shares held by Total Team in proportion to its respective ownership right in Total Team. The address of Total Team is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)	The address of our current directors and executive officers is c/o 28F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China.

(4)	See note 1.

(5)	Includes 35,830,622 ordinary shares held by Total Team. Dr. Tan is a joint shareholder of First Choice Investment Limited, which holds a 13.37% equity interest in Total Team. Dr. Tan disclaims beneficial ownership in the shares owned by Total Team except to the extent of his pecuniary interest therein.
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
B. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2004, 2005 and 2006 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2004	2005	2006
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$1,302,331	$1,552,039	$7,764,977
Multimedia Park Venture Capital	Jimmy Wei Yu	1,227,267	2,330,945	3,885,546
Shanghai Jobwell Business Consulting Co., Ltd.	Jimmy Wei Yu	411,034	1,050,258	1,382,695
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	372,488	757,850	1,122,945
Shanghai Wealove Business Consulting Co., Ltd.	Jimmy Wei Yu	—	—	671,488
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	361,371	908,100	982,527
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	—	1,646,120	3,230,040
Beijing Sina Internet Information Services Co., Ltd.	Charles Chao	—	—	190,563
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	—	119,768
Home-Inn Hotel Management (Beijing) Co., Ltd	Neil Nanpeng Shen	—	—	78,742
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	48,287	264,120	178,933

		$3,722,778	$8,509,432	$19,608,224

     For each of the years ended December 31, 2004, 2005 and 2006, office rentals were paid to Multimedia Park Venture Capital amounting to $140,305, $395,083 and $476,902, respectively.
     In 2006, Everease charged the Group $47,804 for providing administration services.
     In March 2006, Weiqiang Jiang, father of Jason Nanchun Jiang, provided a short-term loan to the Group of approximately $2.5 million to relieve a temporary shortage of Renminbi the Group experienced at that time. The loan was unsecured and was provided to us at no interest. At the end of June 2006, we paid $2.5 million to Everease and they remitted this fund to Weiqiang Jiang on our behalf to repay the loan outstanding.
     Details of amounts due from related parties as of December 31, 2004, 2005 and 2006 are as follows:

			December 31,
Name of related parties	Note	Director interested	2004	2005	2006
Shanghai Everease Advertising & Communication Ltd.	(a)	Jason Nanchun Jiang	$1,259,138	$572,525	$6,331,549
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	690,212	330,700	12,705
Shanghai Jobwell Business Consulting Ltd.	(a)	Jimmy Wei Yu	275,971	546,207	—
Shanghai Wealove Wedding Service Co., Ltd.	(a)	Jimmy Wei Yu	251,556	662,954	—
Shanghai Hetong Network Technology Co., Ltd.	(a)	Jimmy Wei Yu	263,155	533,469	—
Shanghai Shengchu Advertising Agency Co., Ltd.	(a)	Jimmy Wei Yu	—	—	403,889
Home-Inn Hotel Management (Beijing) Co., Ltd	(a)	Neil Nanpeng Shen	—	—	39,699
David Yu	(b)	David Yu	—	—	1,064,947

			$2,740,032	$3,120,206	$7,852,789

     Details of amounts due to related parties as of December 31, 2004, 2005 and 2006 are as follows:

			December 31,
Name of related parties	Note	Director interested	2004	2005	2006
TanZhi	(c)	TanZhi	$—	$—	$345,768

     Note (a) — These amounts represent trade receivables for advertising services provided.
     Note (b) — The amount represents a payment due from the ex-shareholder of Target Media for an indemnification of a contingent liability which arose after the acquisition. This amount was paid out in cash in 2007.
     Note (c)—The amount represents the amount due to the president of Focus Media for operating funds of Framedia. The loan was non-interest bearing and was repayable within one year.

     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under “Item 10.H Additional Information — Documents on Display” and “Item 19. Exhibits”.
Agreements among Us, Our Wholly Foreign-Owned Subsidiaries, Our PRC Operating Affiliates and Their Shareholders and Subsidiaries
     We have entered into a series of contractual arrangements with our PRC operating affiliates and their respective shareholders and subsidiaries, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders and subsidiaries may only be amended with the approval of our audit committee or another independent body of our board of directors. In connection with our acquisition of Framedia, we entered into a series of contractual arrangements with Focus Media Advertisement’s subsidiaries relating to our poster frame network, Framedia Advertisement, New Structure Advertisement, and Guangdong Framedia, each of which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Each of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency, respectively. In addition, with regard to Allyes, which we acquired in March 207, New Allyes Information has entered into a series of contractual arrangements with the Allyes operating affiliates and their shareholders, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of the contractual arrangements with the Allyes operating affiliates and their shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.
Transfer of Ownership When Permitted By Law
     Pursuant to call option agreements, including in certain cases subsequent participation letters by new subsidiaries of our PRC operating affiliates, by and among our wholly foreign-owned subsidiaries, our PRC operating affiliates, and their respective shareholders and its subsidiaries, the two shareholders of each of our PRC operating affiliates, which shareholders are either (i) two PRC citizens designated by us or (ii) two PRC entities owned by our subsidiaries or by our designated appointees, has granted the relevant wholly foreign-owned subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, and its subsidiaries, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant wholly foreign-owned subsidiary and to the extent permitted by PRC law. In some cases, pursuant to separate letters of,undertaking each such shareholder agrees to pay to the relevant wholly foreign-owned subsidiary or us any excess of the purchase price paid for the equity interests in, or assets of, the relevant PRC operating affiliate or its subsidiaries over the respective registered capital of such affiliate or its subsidiaries in the event that the wholly-foreign owned subsidiary or its designee exercises such option.
Voting Arrangements
     Pursuant to voting rights proxy agreements and in certain cases subsequent participation letters by new subsidiaries of the PRC operating affiliates, by and among the wholly foreign-owned subsidiaries, the PRC operating affiliates and their subsidiaries, each of the respective shareholders of the PRC operating affiliates has granted a PRC individual designated by the wholly foreign-owned subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and those subsidiaries and all of their other voting rights as shareholders of the PRC operating affiliates and their subsidiaries, as the case may be, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates and their respective subsidiaries, or identity of those persons we can appoint as directors and officers.

Equity Pledge Agreements
     Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by new subsidiaries of the PRC operating affiliates, by and among the relevant wholly foreign-owned subsidiaries, the relevant PRC operating affiliates and their respective subsidiaries, each shareholder of the relevant PRC operating affiliates has pledged his or its equity interest in the relevant PRC operating affiliates and their subsidiaries, as the case may be, to certain of the wholly foreign-owned subsidiaries to secure their obligations under the relevant contractual control agreements to which each is a party, including but not limited to, the obligations of the relevant PRC operating affiliates and their respective subsidiaries under certain technical services agreements, trademark licence agreements and exclusive services agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and wholly foreign-owned subsidiary, for the sole purpose of increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate or its subsidiaries, as the case may be, without the prior written consent of the relevant wholly foreign-owned subsidiary.
Equity Trust Agreements
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
Exclusive Services Agreement
     Pursuant to the exclusive services agreements by and among New Allyes Information, and certain of its PRC operating affiliates, New Allyes Information has agreed to provide exclusive services in respect of the business operations of Shanghai the relevant PRC operating affiliates and those operating affiliates have agreed to pay a service fee totaling equal to 100% of their tax excluded annual revenues to New Allyes Information.
Other Related Party Transactions
Shareholders Agreement
     See Item 14.A—Material Modifications to the Rights of Security Holders and Use of Proceeds for a description of our amended shareholders’ agreement.
Loans to Shareholders of Our PRC Operating Affiliates
     Pursuant to loan agreements entered into by the relevant wholly foreign-owned subsidiaries and the shareholders of each of our PRC operating affiliates, respectively, the shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant wholly foreign-owned for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2006, the full amounts of the loans to these shareholders remained outstanding. The relevant wholly foreign-owned subsidiary granted these loans without interest.
Loan from Relative of Jason Nanchun Jiang
     In March 2006, Weiqiang Jiang, the father of Jason Nanchun Jiang, provided a short-term loan to us of RMB 20.0 million ($2.5 million) to relieve a temporary shortage of Renminbi we experienced at that time. The loan was unsecured and was provided to us at no interest. At the end of June 2006, we paid $2.5 million to Everease and they remitted this fund to Weiqiang Jiang on our behalf to repay the loan outstanding.
Transactions with Everease
     Prior to establishing our business, Jason Nanchun Jiang, our founder, chairman and chief executive officer, served as the legal representative and general manager of Everease from 2000 to 2004. From 2004 to March 2005, Ms. Shen Yacheng, the mother of Jason Jiang, served as legal representative of Everease. Everease and our company were considered to be under common control through March 2005 and all transaction we entered into with Everease were treated as related party transactions. Subsequent to Shen Yacheng’s resignation in March 2005, Jason’s father continued to serve as finance manager of Everease (effective from 1994) as a result of which he is able to exert a certain degree of influence over Everease. Therefore, Everease continues to be deemed a related party of Focus Media.
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
Advertising Services Provided to Everease
     We have provided our advertising services to Everease in the aggregate amounts of $1.3 million, $1.6 million and $7.7 million in 2004, 2005 and 2006, respectively. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Certain Services Provided by Everease
     In 2006, Everease charged the Group $47,804 for providing administration services.
Transactions with Entities Affiliated with Jimmy Wei Yu
     We have provided our advertising services to certain companies for which Jimmy Wei Yu, one of our directors, also serves as a director. The advertising service revenue for these services totalled in the aggregate $2.3 million, $6.7 million and $11.3 million in 2004, 2005 and 2006, respectively. As of December 31, 2006, $0.4 million remained outstanding.
     These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Ctrip.com International
     We have provided our advertising services to Ctrip.com International, Limited, which is affiliated with Neil Nanpeng Shen, one of our directors, in the aggregate amount of $48,287, $264,120 and $178,933 in 2004, 2005 and 2006, respectively, all of which has been paid as of December 31, 2006. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Home-Inn Hotel Management (Beijing) Co., Ltd
     We have provided our advertising services to Home-Inn Hotel Management (Beijing) Co., Ltd, which is affiliated with Neil Nanpeng Shen, one of our directors, in the aggregate amount of $78,742 in 2006. Amounts due from Home-Inn Hotel Management (Beijing) Co., Ltd totaled $39,699 as of December 31, 2006. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Beijing Sina Internet Information Services Co., Ltd
     We have provided our advertising services to Beijing Sina Internet Information Services Co., Ltd, which is affiliated with Charles Chao, one of our directors, in the aggregate amount of $190,563 in 2006, all of which has been paid as of December 31, 2006. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Beijing Sohu New-age Information Technology Co., Ltd
     We have provided our advertising services to Beijing Sohu New-age Information Technology Co., Ltd, which is affiliated with Neil Nanpeng Shen, one of our directors, in the aggregate amount of $119,768 in 2006, all of which has been paid as of December 31, 2006. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
C. Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report.
Legal Proceedings
     On March 16, 2006, Shanghai Xicheng Cultural Dissemination Co., Ltd., also referred to as CGEN, brought a suit against us in Shanghai municipal court on the grounds of unfair competition. CGEN, which is developing a network of flat-panel displays in hypermarkets and supermarkets, claims to have established an exclusive business relationship with the Hymart chain of supermarkets in Shanghai. Hymart notified us that it had requested in writing to terminate its relationship with CGEN. In CGEN’s pleadings, it alleges that Focus Media encouraged and supported Hymart to allegedly violate its agreement with CGEN, resulting in losses to CGEN. In its pleadings, CGEN has requested that the court order Focus Media to cease any alleged unfair competitive behavior, to undo the effects of any alleged unfair competition and to pay RMB 13,570,920 (US$1.7 million) to CGEN. We believe that it is Hymart’s own decision to terminate the relationship with CGEN and choose us. On July 25, 2007, we received the civil judgment of first instance by the Shanghai No. 1 Intermediate People’s Court which issued a ruling dismissing the case. We intend to defend against CGEN's claims to the fullest extent of the law. However, there can be no assurance that we will prevail in any such litigation. We believe the outcome of this suit, even if adversely determined, will not have a material adverse effect on our business or results of operations.
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
B. Significant Changes
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
•	We signed a definitive term sheet to acquire 90% of Fengjing Advertisement Company (“Fengjing”) in July 2006 to further expand our outdoor LED network in Shanghai. During the fourth quarter of 2006, we completed the acquisition of Fengjing Advertisement. Upon the closing of this acquisition, we added an additional 96 4-ft by 6-ft outdoor LED digital billboards installed on street-sides in major commercial areas in Shanghai and have the right to operate these LED screens for at least 6 years. By the end of 2006, the number of the LED screens in our street-side outdoor LED network in prime commercial and shopping areas (iStreet Network) reached 226.

•	In January 2007, Focus Media and certain of its pre-IPO shareholders completed a secondary offering. In this offering, including the greenshoe exercised by the underwriters, Focus Media sold 1,500,000 ADSs of newly issued shares and its selling shareholders sold 6,154,055 ADSs to the public.

•	On March 31, 2007, we acquired Allyes Information Technology Company Limited which, as a result, has become a wholly-owned subsidiary. Allyes operates an advertising network that allows advertisers to pay by cost per action and directly links advertising cost with performance.

•	In May 2007, we announced the launch of our digital frames to upgrade our poster frame network. These digital frames use high-resolution LCD displays instead of paper posters.

•	In May 2007, we released our results of operations for the three month period ended March 31, 2007. These results are available on our Form 6-K which we filed on EDGAR on June 15, 2007.

•	In the three months ended June 30, 2007, we completed acquisitions of a total of eight companies, which primarily provide mobile handset advertising, Internet advertising and outdoor billboard advertising services. We paid an aggregate of approximately US$23.8 million to acquire these companies, including US16.3 million in prepayments, which will be deducted in some instances from possible earn-out payments contingent upon the achievement of certain earnings targets over the next one to three fiscal years of the relevant acquired entities.

•	On September 25, 2007, the Audit Committee completed its previously disclosed investigation into allegations made by U.S. Counsel to an investor described as holding a short position in our stock. The results of the investigation have been discussed with our independent Registered Public Accounting firm. Based upon its review of the evidence, the Audit Committee concluded that nothing had come to its attention - apart from the initial allegations that gave rise to the investigation - that would cause the Audit Committee to believe that we made undisclosed rebate payments to a third party advertising agency through another advertising agency, namely, Everease. We have informed the investigators that we have concluded that Everease is a related party based upon information developed during the investigation. Based upon its review of the evidence, the Audit Committee concurs with our conclusion that Everease should be deemed a related party.
     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the NASDAQ Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from July 1, 2006 to September 21, 2007 the closing price of our ADSs on Nasdaq has ranged from US$ 26.50 to US$ 51.32 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for each month since July 2006 and all prices have been retroactively adjusted to reflect the change in ratio effective on April 12, 2007 for all periods presented.

	SALE PRICE
	HIGH	LOW
MONTHLY HIGHS AND LOWS	US$	US$
2006 (from July 1)
July	33.72	26.50
August	31.78	27.70
September	31.00	27.26

	SALE PRICE
	HIGH	LOW
MONTHLY HIGHS AND LOWS	US$	US$
October	30.46	26.05
November	36.44	26.50
December	36.56	33.02
2007
January	42.92	33.50
February	44.25	38.00
March	40.05	35.63
April	41.26	35.81
May	45.45	35.23
June	52.09	42.22
July	53.29	39.25
August	43.00	34.57
September (through September 24)	50.00	40.05
     As of July 31, 2007, a total of 98,123,152 ADSs were outstanding. As of July 31, 2007, 490,615,760 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing five of our ordinary shares, have been trading on the NASDAQ Global Market since July 13, 2005 under the symbol “FMCN.”
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
     Framedia
     On January 1, 2006, we completed the acquisition of Infoachieve Limited, and its affiliate Framedia Advertisement by purchasing 100% of the shares of Infoachieve from Total Team, through which the former shareholders held their respective interests in Infoachieve. Framedia installs and deploys poster frames mainly inside elevators and throughout the public areas of residential complexes in major cities in China and sells frame space to advertising clients.
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
     Structure . We acquired 100% of the shares of Infoachieve, which controls its affiliates Framedia Advertisement, New Structure Advertisement and Guangdong Framedia through contractual relationships with Framedia Advertisement, New Structure Advertisement and Guangdong Framedia and their shareholders. Under the share purchase agreement, we gain control of Framedia Advertisement, New Structure Advertisement and Guangdong Framedia by gaining the right (i) to appoint their equity holders and (ii) to take over the contractual arrangements among Infoachieve, Framedia Advertisement, New Structure Advertisement and Guangdong Framedia and their equity holders.
     Purchase Price . On December 15, 2005, we paid the shareholders of Infoachieve $39.6 million in cash. At the closing on January 1, 2006, we also issued to the former shareholders of Infoachieve 19,306,840 of our ordinary shares. We also issued 2,850,163 of our ordinary shares to Total Team in consideration for their cancellation of the share option plan of Infoachieve prior to our acquisition of it. In March 2007, we issued an additional 35,830,619 of our ordinary shares, to Total Team as part of the purchase consideration. All shares issued to Total Team in connection with our acquisition of Framedia were valued at a fixed price of $2.456 per share and locked up for a specified period of time.
     Representations and Warranties . In the share purchase agreement, the seller parties made customary representations and warranties to us, which representations and warranties survive for a period of two years following the closing date, and we made customary representations and warranties to the seller parties, which representations and warranties survive for a period of six months following the closing date.
     Covenants . The share purchase agreement also includes customary covenants relating to, among other things, notification of certain matters, access to information, public announcements, non-competition of certain persons, treatment of related party accounts, agreement to pay back or cancel all outstanding loans of Framedia, and preparation of financial accounts.
     Voting Rights . Under the terms of the share purchase agreement, after we issue shares to Total Team on behalf of the seller parties, each of the shareholders of Total Team is required to exercise their voting rights in Focus Media’s shares independently of each other and Total Team’s authorized representative is required to solicit a proxy statement from each shareholder indicating how the votes to which each shareholder is entitled should be voted. In the event a shareholder does not provide a proxy from a shareholder, the shareholder will be deemed to have abstained and Total Team will not be entitled to cast such votes.

     Indemnification . The seller parties have agreed to indemnify us for damages resulting from inaccuracies of their representations and warranties or failure to perform their obligations under the share purchase agreement. The seller parties’ indemnification obligation is limited to the total consideration we are to pay to them. If the seller parties indemnify us using our common shares, the value of such shares shall be the value of the shares when any indemnified losses become payable. If the seller parties’ lock-up agreements are still in effect at such time, they may dispose of only those shares that cover the amount of the indemnified losses.
     We have agreed to indemnify the seller parties for damages resulting from inaccuracies of our representations and warranties or failure to perform our obligations under the share purchase agreement. Our indemnification obligation is limited to the total consideration (excluding any earnout payment) to be paid to the seller parties.
Control Over Framedia
     We have entered into a series of agreements with Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and its current shareholders and New Structure Advertisement that provide us with effective control over Framedia Advertisement, Guangdong Framedia and New Structure Advertisement while enabling the Framedia business to be consolidated with Infoachieve. See “Item 4.C Information on Our Company—Organization Structure— Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Us, Our Wholly Foreign-Owned Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.
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
     Purchase Price . We have agreed to pay the shareholders of Target Media US$94 million in cash, subject to a working capital adjustment, and 77 million of our ordinary shares. The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing on February 28, 2006. The second installment of $25 million was paid on April 28, 2006. The final installment of $24 million was paid on July 31, 2006.
     Focus Media Options . We also granted options to purchase up to 3,000,000 of our ordinary shares to an agreed upon list of employees of Target Media who entered into new employment agreements with Focus Media.
     Representations and Warranties . In the share purchase agreement, the seller parties made customary representations and warranties to us, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely. In the definitive share purchase agreement, the Target Media selling shareholders also made customary representations and warranties to us, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely. In the definitive share purchase agreement, we made customary representations and warranties to the Target Media selling shareholders, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely.
     Covenants . The definitive share purchase agreement includes customary covenants relating to, among other things, notification of certain matters, public announcements, non-competition of certain persons, treatment of related party accounts and preparation of financial accounts. The share purchase agreement also contains covenants requiring us to enter into employment agreements with key employees of Target Media.

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
     Indemnification . The seller parties have agreed to indemnify us for damages resulting from inaccuracies of their representations and warranties or failure to perform their obligations under the share purchase agreement; losses arising out of indebtedness of Target Media not reflected in its financial statements; losses arising out of or pursuant to terms of the contracts of Target Media that were not disclosed to us prior to the closing date due to their commercially sensitive nature and those terms are not in the ordinary course of business of Target Media; and certain tax liabilities.
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

     The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the actual Dotad Media Share Purchase Agreement.
     Purchase Price . We agreed to pay the shareholder of Focus Media Wireless’s $15 million in cash and an amount up to $15 million in Focus Media ordinary shares, depending on Focus Media Wireless’s 2006 and 2007 audited annual net income. The cash portion of the purchase price was paid in two instalments. The first instalment of $3 million was paid on March 7, 2006. The second instalment of $12 million was paid on the closing date. In addition under the terms of the agreement, if Focus Media Wireless attains net income of at least $5 million and $8 million during the twelve month periods ended March 31, 2007 and March 31, 2008, respectively, for each of these two net earnings attainments, we will issue 1,500,000 of our ordinary shares to the seller parties. If the income in 2006 does not meet the minimum level set by the agreement, then no shares will be paid and a calculation will be made for a return of some of the cash consideration already paid by us. If the income in 2007 does not meet the minimum level set by the agreement, no shares will be paid.
     Representations and Warranties . In the share purchase agreement, the seller and the seller’s shareholder made customary representations and warranties to us, which survive for a period of two years following the closing date. In the share purchase agreement, we made customary representations and warranties to the seller, which survive for a period of six months following the closing date.
     Covenants . The share purchase agreement includes customary covenants relating to, among other things, conducting of the business in the ordinary course prior to the closing date, establishment by the seller of a wholly-foreign owned enterprise in Beijing, notification of certain matters, confidentiality, public announcement, non-competition of certain persons and entities, treatment of management accounts and tax matters. The share purchase agreement also contains covenants requiring us to enter into employment agreements with Mr. Xu Maodong, the selling shareholder, and other key management personnel, to allow them to continue to run the group affiliate companies of Focus Media Wireless as an independent business unit of our company.
     Indemnification . The seller has agreed to indemnify us for any and all losses. The seller’s liability for such losses shall not exceed $1 million, unless the losses were a result of gross negligence or wilful misconduct, in which case the damages shall not exceed the aggregate consideration of the share purchase agreement. The seller’s shareholder also has agreed to indemnify us for any and all losses arising out of a breach of any representation or warranty. The seller’s shareholder shall in no event be liable in an amount greater than $1 million. We have agreed to indemnify the seller shareholders for any and all losses. The amount that the seller may obtain from losses shall not exceed $1 million.
Focus Media Movie Theater Advertising network
     In September 2006, we completed the acquisition of 70% of the equity interest in ACL, a British Virgin Islands company. ACL, through its affiliated PRC entity, leases screen time from movie theaters in cities in China, which it then sells as screen time slots to advertisers. Under its contracts with movie theaters, ACL has the right to three minutes of screen time prior to the screening of each movie shown in the theater. Under the terms of the share purchase agreement, we made an initial deposit payment of $2.8 million to the shareholders of ACL upon signing of the share purchase agreement in July 2006. We will pay the shareholders of ACL additional earn-out payments calculated according to their attainment of certain earnings targets in respect of each of the years ending August 31, 2006, 2007 and 2008 and subject to the attainment of certain gross margin targets.
Allyes
     In March 2007, we completed the acquisition of Allyes Information Technology Company Limited, and its wholly-owned PRC subsidiaries New Allyes Information Technology (Shanghai) Co., Ltd. and Allyes Information Technology (Shanghai) Co., Ltd. and their affiliated PRC operating companies. David Zhu, the founder, former chairman and chief executive officer of Allyes, signed an employment agreement with Focus Media and remains as the chief executive officer of Allyes.

     The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the actual Allyes Share Purchase Agreement.
     Purchase Price . We agreed to pay the selling shareholders of Allyes $70 million in cash and 19,969,080 Focus Media ordinary shares. In addition, if Allyes’s audited annual net income for the twelve month period to end March 31, 2008 is greater than $9 million, we will issue our ordinary shares to the Allyes selling shareholders equal in value to 25 times the amount by which Allyes’s 2007 audited annual net income exceeds $9 million, up to a maximum amount not to exceed $75 million in our ordinary shares, based upon a fixed price per ordinary share of $7.762. Fifty percent of the ordinary shares received by the Allyes selling shareholders at the first closing are locked up for 180 days from March 28, 2007, with the remaining ordinary shares locked up until 365 days from March 28, 2007. The ordinary shares to be received in connection with the earn out, if any, will not be subject to any lock-up.
     Representations and Warranties . In the share purchase agreement, the Allyes selling shareholders made customary representations and warranties to us, which generally survive for a period of fifteen months following the closing date. However, a number of specified representations and warranties survive for longer periods. We made customary representations and warranties to the Allyes selling shareholders, which survive for a period of one year following the closing date.
     Covenants . The definitive share purchase agreement includes customary covenants relating to, among other things, the conducting of the business in the ordinary course prior to closing, notification of certain matters, confidentiality, non-compete agreements for key employees, treatment of related party accounts and preparation of financial statements.
     Indemnification . The management shareholders have agreed to indemnify us for damages resulting from any breach of any representation or warranty, covenant or other agreement made by the management shareholders in the share purchase agreement, including but not limited to losses arising out of materially inaccurate disclosures made in Allyes’s financial statements; losses arising out of failure to report any material changes in Allyes or its affiliates; losses arising out of failure to adequately disclose terms of any material contracts of Allyes or its affiliates; and losses arising out of any tax or legal liabilities.
     The non-management shareholders have also agreed to indemnify us for damages resulting from any breach of any representation or warranty, covenant or other agreement made by the non-management shareholders in the share purchase agreement.
     The Allyes selling shareholders collectively shall not be liable to indemnify losses greater than the aggregate consideration of the share purchase agreement, and each selling shareholder is only liable up to the product of (x) the amount of his percentage equity interest in the company prior to the closing multiplied by (y) the aggregate consideration of the share purchase agreement. The Allyes selling shareholders are not obligated to indemnify our losses until and unless such losses exceed $1 million. If our losses exceed $1 million, the selling shareholders are liable for all amounts including the first $1 million. Management shareholders will be jointly and severally liable. Non-management shareholders will be severally but not jointly liable.
     We have agreed to indemnify the selling shareholders for damages resulting from any breach of any representation or warranty, covenant or other agreement of ours in the share purchase agreement. Our indemnification obligations are capped at the aggregate consideration of the share purchase agreement.
     Amounts of losses are subject to insurance recoveries and other mitigating circumstances. Indemnification payments may be made in-kind with Focus Media ordinary shares received under the share purchase agreement.
     Under the terms of the transaction, we also granted certain registration rights to the former shareholders of Allyes. See “Item 14.A—Material Modifications to the Rights of Security Holders and Use of Proceeds” elsewhere in this annual report.

Control Over Allyes
     New Allyes Technology, which is our wholly-owned indirect subsidiary, entered into a series of agreements with the Allyes operating affiliates and their current respective shareholders that provide us with effective control over the Allyes operating affiliates while enabling the Allyes business to be consolidated with Allyes Information Technology Company Limited, which is our wholly-owned direct subsidiary. See “Item 4.C Information on Our Company—Organization Structure— Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Us, Our Wholly Foreign-Owned Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.
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
E. Taxation
Cayman Islands Taxation
     The following discussion of the material Cayman Islands federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel.
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
United States Federal Income Taxation
     The following discussion describes certain United States federal income tax consequences of the ownership of our ADSs as of the date hereof. Except where noted, it deals only with ADSs held as capital assets. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
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
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non-corporate holders below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
Taxation of Dividends
     Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ Global Market, are readily tradable on an established securities market in the United States. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
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

Passive Foreign Investment Companies
     We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2006, we do not expect to be a passive foreign investment company (“PFIC”), for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.
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
     The determination of whether we are a PFIC is made annually for each taxable year of the Company. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. We could become a PFIC, for example though a decrease in the price of our shares (resulting in a decrease in the value of our goodwill, an active asset). If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules discussed below.
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
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available because the ADSs are listed on the NASDAQ Global Market, which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that the ADSs will be “regularly traded”.

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
     We have previously filed with the Commission our registration statements on Form F-1 and F-3ASR and prospectuses and prospectus supplements under the Securities Act of 1933, as amended, with respect to our ADSs.
     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov . The information on that website is not a part of this annual report.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was (0.8)%, 1.2%, 3.9% ,1.8% and 1.5% in 2002, 2003, 2004, 2005 and 2006, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of fiscal 2004, 2005 and 2006.

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
     Upon the closing of our acquisition of Allyes, we granted the former shareholders of Allyes registration rights with regard to the Focus Media ordinary shares we issued to them. Under the terms of our agreement with the former Allyes shareholder:
•	prior to September 18, 2009 or prior to the time when the shares proposed to be sold by the former Allyes shareholders may be sold in a 90-day period under Rule 144, any former Allyes shareholders holding 3 million of our ordinary shares may request that we effect the registration of the ordinary shares held by them using our existing registration statement on Form F-3ASR, provided that if the offering is part of an underwritten offering, the expected proceeds from such an offering would not be less than US$40 million; we are obligated to effect up to three such registrations; and

•	certain of the former Allyes shareholders, on a date at least 150 days and no more than 330 days following March 28, 2007, may request that we effect the registration of the ordinary shares held by them using our existing registration statement on Form F-3ASR; we are obligated to effect only one such registration.
     We are not obligated to take any action to effect any such registration more than once in any six month period or within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
     On April 11, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing ten (1) ordinary shares to one (1) ADS representing five (5) ordinary shares.
B. Use of Proceeds
     The following “Use of Proceeds” information relates to
•	the registration statements on Form F-1 (File No. 333-131065), or the follow-on registration statement, and on Form F-1MEF (File No. 333-131312 (the “462(b) Registration Statement”) for our follow-on public offering of 1,500,000 ADSs, for an aggregate offering price of $65,250,000, which follow-on registration statement was declared effective by the SEC on January 26, 2006 and which 462(b) registration statement was effective upon filing on January 27, 2006 and each of which was terminated after all of the registered securities were sold;

•	the registration statement on Form F-1 (File No. 333-134714), or the second follow-on registration statement, and on Form F-1MEF (File No. 333-135062), or the second 462(b) registration statement, for our second follow-on offering of 1,600,000 ADSs, for an aggregate offering price of $86,400,000, which second follow-on registration statement was declared effective by the SEC on June 15, 2006 and which second 462(b) registration statement was effective on filing on June 16, 2006, and each of which was terminated after all of the securities were sold; and

•	the registration statement on Form F-3ASR (File No. 333-137404), dated September 18, 2006, or the shelf registration statement, which we used for a follow-on offering, or the January 2007 follow-on public offering) conducted on January 25, 2007, which shelf registration statement automatically became effective with respect to the January 2007 follow-on offering.
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
     Goldman Sachs (Asia) L.L.C., Credit Suisse, CIBC World Markets and Piper Jaffray were the underwriters for our initial public offering. As of December 31, 2005, all of the net offering proceeds from our initial public offering had been applied.
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
     We used the net proceeds received from our second follow-on public offering as follows: approximately $24.0 million for the final cash installment in connection with our acquisition of Target Media, approximately $20.0 million for capital expenditures in connection with the expansion of our out-of-home television networks, and the remainder for general corporate purposes. As of December 31, 2006, all of the proceeds of our second follow-on offering had been applied.
     Credit Suisse, Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets, Inc., Lehman Brothers Inc. and Piper Jaffray were the underwriters for our second follow-on public offering.
     We used the net proceeds received from our January 2007 follow-on public offering as follows: approximately $100 million for acquisitions, capital expenditures in connection with the expansion of our networks, and for general corporate purposes.
     Credit Suisse, Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Citigroup Global Markets, Inc. were the underwriters for our January 2007 follow-on public offering.
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
Management’s Annual Report on Internal Control Over Financial Reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act for our company. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework.
     Based on the assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on the COSO criteria.
     Because Infoachieve Limited, Dotad Holdings Limited, DongGuan Advertisement & Communications Co., Ltd., Appreciate Capital Ltd., Bestwin Partners Limited and Glomedia Holdings Limited were acquired on January 1, March 20, April 8, September 1, October 1 and December 1, 2006 respectively, they have been excluded from both our management’s assessment and auditors’ attestation for the internal control over financial reporting for the year ended December 31, 2006. These companies’ aggregated financial statements constitute 4.6 percent and 4.0 percent of net and total assets, respectively, 25.2 percent of revenues, and 31.4 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.
     Our management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. Deloitte Touche Tohmatsu CPA Ltd. has issued an attestation report, as stated in their report (See F-2) on management’s assessment and the effectiveness of the internal control over financial reporting under Auditing Standards No. 2 of the Public Company Accounting Oversight Board.
Changes In Internal Control Over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Neil Nanpeng Shen and Charles Chao qualify as audit committee financial experts as defined in Item 16A of the instruction to Form 20-F.

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

	For the year ended December 31,
	2005	2006
	(in thousands)
Audit Fees (1)	$711	$1,184
Audit-related Fees (2)	—	—
Tax Fees (3)	46	83
All Other Fees (4)	—	—

Total	$757	$1,267

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.

(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our tax compliance activities.

(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.
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

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits
3.1 *	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1 *	Specimen Ordinary Share Certificate.

4.2 *
Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3 *
Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

4.4 *
Form of Amended and Restated Deposit Agreement dated April 9, 2007, among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-141820) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1 *	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2 *
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

8.1 *	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.1 *	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.2 *
Technology License and Service Agreement, dated March 28, 2005, by and among Focus Media Digital Information Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisements Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.3 *
Business Cooperation Agreement, dated March 28, 2005, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.4 *
Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.5 *	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.6 *
Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.7 *	Trust Agreement, dated March 28, 2005, by and between Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.8 *	Trademark License Agreement, dated March 28, 2005, by and among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries.

10.9 *	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10 *	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11 *	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12 *	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13 *	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004.

10.14 *	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004.

10.15 *	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003.

10.16 *	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communication Company, dated as of November 2004.

10.17 *	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003.

10.18 *	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003.

10.19 *	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003.

10.20 *	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.21 *	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003.

10.22 *	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media

Exhibit
Number	Description of Exhibits
Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.23 *	Share Option Plan 2005.

10.24 *	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.25 *	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.26 *	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.27 *	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.28 *	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.29 *	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.30 *	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.31 *	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.32 *	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.33 *	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.34 *	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.35 *	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.36 *
Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.37 *
Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.38 *	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.39 *
Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.40 *
Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.41 *	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.42 *
Equity Pledge Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.43 *
Call Option Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.44 *
Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.45 *	Equity Pledge Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.46 *	Call Option Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.47 *
Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.48 *
Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein.

10.49 *	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders.

10.50 *	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51 *	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Wireless Holdings Co., Ltd.

10.52 *
Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

Exhibit
Number	Description of Exhibits
10.53 *
Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.54 *
Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.55 *
Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56 *
Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57 *
Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.61 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.64 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.70 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

Exhibit
Number	Description of Exhibits
10.88 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.89 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.90 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91 *	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92 *	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93 *	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94 *
Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95 *	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96 *	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.97	2006 Share Option Plan, dated August 22, 2006, of Focus Media Holding Ltd.

10.98	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.99	Asset Transfer Agreement, dated January 30, 2003, by and among Shanghai Allyes Advertisement Co. Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Xiangdong Xiong, and Jiangang Wang

10.100	Call Option Agreement, dated January 30, 2003, by and among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd., and Shanghai Allyes Advertisement Co., Ltd.

10.101	Call Option Agreement, dated January 30, 2003, by and among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Allyes Advertisement Co., Ltd.

10.102	Equity Interests Pledge Agreement, dated January 30, 2003, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.103	Equity Interest Pledge Agreement, dated January 30, 2003, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong

10.104	Exclusive Service Agreement, dated January 20, 2003, by and among Shanghai Allyes Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

Exhibit
Number	Description of Exhibits
10.105	Loan Agreement, dated January 10, 2003, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Jiangang Wang (Borrower).

10.106	Loan Agreement, dated January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Xiangdong Xiong (Borrower).

10.107	Shareholders’ Voting Rights Proxy Agreement, dated January 30, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Allyes Advertisement Co., Ltd. and Xiangdong Xiong.

10.108	Call Option Agreement, dated November 1, 2004, by and among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.109	Call Option Agreement, dated November 1, 2004, by and among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.110	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.111	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.112	Exclusive Service Agreement, dated November 1, 2004, by and between Shenzhen Baifen Creation Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.113	Loan Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Jiangang Wang (Borrower).

10.114	Loan Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Xiangdong Xiong (Borrower).

10.115
Shareholders’ Voting Rights Proxy Agreement, dated November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shenzhen Baifen Creation Advertisement Co., Ltd., and Jiangang Wang.

10.116
Shareholders’ Voting Rights Proxy Agreement, dated November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shenzhen Baifen Creation Advertisement Co., Ltd., and Xiangdong Xiong.

10.117	Asset Transfer Agreement, dated November 30, 2004, by and among Shanghai Huxin Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.118	Call Option Agreement, dated November 30, 2004, by and among Suyang Zhang, New Allyess Information technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.119	Call Option Agreement, dated November 30, 2004, by and among Hailong Zhu, New Allyess Information technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.120	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.121	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.122	Exclusive Services Agreement, dated November 11, 2004, by and between Shanghai Huxin Advertisement Co., Ltd. and New Allyess Information Technology (Shanghai) Co., Ltd.

10.123	Loan Agreement, dated November 1, 2004, by and between New Allyess Information Technology (Shanghai) Co., Ltd (Lender) and Suyang Zhang (Borrower).

10.124	Loan Agreement, dated November 1, 2004, by and between New Allyess Information Technology (Shanghai) Co., Ltd (Lender) and Hailong Zhu (Borrower).

Exhibit
Number	Description of Exhibits
10.125	Shareholders’ Voting Rights Proxy Agreement, dated November 30, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Huxin Advertisement Co., Ltd. and Suyang Zhang.

10.126	Shareholders’ Voting Rights Proxy Agreement, dated November 30, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Huxin Advertisement Co., Ltd. and Hailong Zhu.

10.127	Asset Transfer Agreement, dated November 30, 2004, by and among Shanghai MSN Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.128	Call Option Agreement, dated November 30, 2004, by and among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.129	Call Option Agreement, dated November 30, 2004, by and among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.130	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.131	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.132	Exclusive Service Agreement, dated November 3, 2004, by and among Shanghai MSN Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.133	Loan Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Hailong Zhu (Borrower).

10.134	Loan Agreement, dated November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Suyang Zhang (Borrower).

10.135	Shareholders’ Voting Rights Proxy Agreement, dated November 30, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai MSN Advertisement Co., Ltd. and Suyang Zhang.

10.136	Shareholders’ Voting Rights Proxy Agreement, dated November 30, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai MSN Advertisement Co., Ltd. and Hailong Zhu.

10.137	Asset Transfer Agreement, dated May 17, 2005, by and among Shanghai Quanshi Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.138	Call Option Agreement, dated May 17, 2005, by and among Hailong Zhu, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.139	Call Option Agreement, dated May 17, 2005, by and among Hailong Zhu, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.140	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.141	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.142	Exclusive Service Agreement, dated April 30, 2005, by and between Shanghai Quanshi Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.143	Loan Agreement, dated April 20, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Suyang Zhang (Borrower).

10.144	Loan Agreement, dated April 20, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Hailong Zhu (Borrower).

Exhibit
Number	Description of Exhibits
10.145	Shareholders’ Voting Rights Proxy Agreement, dated May 17, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Quanshi Advertisement Co., Ltd. and Suyang Zhang.

10.146	Shareholders’ Voting Rights Proxy Agreement, dated May 17, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Quanshi Advertisement Co., Ltd. and Hailong Zhu.

10.147	Supplemental Agreement for Loan Agreement, dated March 20, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Suyang Zhang (Borrower).

10.148	Supplemental Agreement for Loan Agreement, dated March 20, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Hailong Zhu (Borrower).

10.149	Call Option Agreement, dated July 1, 2006, by and among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.150	Call Option Agreement, dated July 1, 2006, by and among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.151	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.152	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.153	Exclusive Service Agreement, dated July 1, 2006, by and between Shanghai Kuantong Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.154	Loan Agreement, dated June 20, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Jiangang Wang (Borrower).

10.155	Loan Agreement, dated June 20, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. (Lender) and Suyang Zhang (Borrower).

10.156	Shareholders’ Voting Rights Proxy Agreement, dated July 1, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Kuantong Advertisement Co., Ltd. and Jiangang Wang.

10.157	Shareholders’ Voting Rights Proxy Agreement, dated July 1, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Kuantong Advertisement Co., Ltd. and Suyang Zhang.

10.158	Share Purchase Agreement, dated July 21, 2006, by and among EFG Partners Ltd., Focus Media Holding Ltd., Appreciate Capital Ltd., Qingyong Zhang and Yongmei Wang.

10.159	Registration Rights Agreement, dated March 28, 2007, by and among Focus Media Holding Limited, and option holders of Allyes Information Technology Company Limited

10.160	Shareholders’ Voting Rights Proxy Agreement, dated January 30, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd., Shanghai Allyes Advertisement Co., Ltd. and Jiangang Wang.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

Exhibit
Number	Description of Exhibits
15.1	Consent of Conyers Dill & Pearman.

15.2	Consent of Global Law Office.

21.1	List of Subsidiaries.

*	Previously filed.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited

By:	/s/ Jason Nanchun Jiang

Name:	Jason Nanchun Jiang
Title:	Chairman and Chief Executive Officer
Date: September 25, 2007

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FOCUS MEDIA HOLDING LIMITED
We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2004, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004, 2005 and 2006, and the related financial statement schedule included in Schedule 1. We also have audited management’s assessment, included in the accompanying Report by Management on Internal Control over Financial Reporting, that the Group maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Report by Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Infoachieve Limited, Dotad Holdings Limited, DongGuan Advertisement & Communications Co., Ltd., Appreciate Capital Ltd., Bestwin Partners Limited and Glomedia Holdings Limited, which were acquired on January 1, March 20, April 8, September 1, October 1 and December 1, 2006, respectively, and whose aggregated financial statements constitute 4.6 percent and 4.0 percent of net and total assets, respectively, 25.2 percent of revenues, and 31.4 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Infoachieve Limited, Dotad Holdings Limited, DongGuan Advertisement & Communications Co., Ltd., Appreciate Capital Ltd., Bestwin Partners Limited or Glomedia Holdings Limited. The Group’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule, an opinion on management’s assessment, and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with the authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in Note 2(s) to the consolidated financial statements, effective January 1, 2006, the Group changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standards No. 123R “Share-based Payment”.

Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
September 25, 2007

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2005	2006
	(In U.S. dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$22,669,106	$36,653,180	$164,610,942
Investment in debt securities	—	34,835,850	—
Accounts receivable, net of allowance for doubtful accounts of $173,837, $396,657 and $1,308,554 in 2004, 2005 and 2006, respectively	6,619,949	21,188,531	61,614,343
Inventories	1,243,140	479,529	519,095
Prepaid expenses and other current assets	1,746,996	4,444,303	5,199,355
Deposits paid for acquisition of subsidiaries	362,472	40,919,530	3,526,370
Amounts due from related parties	2,740,032	3,120,206	7,852,789

Total current assets	35,381,695	141,641,129	243,322,894
Rental deposits	1,606,378	11,819,095	11,833,290
Equipment, net	9,197,143	43,694,888	70,249,324
Acquired intangible assets, net	708,306	1,157,920	34,717,019
Goodwill	9,058,086	13,298,072	739,743,871
Other long-term assets	463,051	742,914	6,375,682

Total assets	$56,414,659	$212,354,018	$1,106,242,080

Liabilities, mezzanine equity and shareholders’ equity (deficiency)
Current liabilities:
Short-term loans	$—	$991,301	$2,769,459
Accounts payable	607,091	5,847,530	5,987,593
Accrued expenses and other current liabilities	6,591,435	11,746,902	38,674,175
Income taxes payable	1,435,486	2,108,071	4,060,170
Amounts due to related parties	—	—	345,768

Total current liabilities	8,634,012	20,693,804	51,837,165
Deferred tax liabilities	—	—	3,303,110

Total liabilities	$8,634,012	$20,693,804	$55,140,275
Commitments (Note 16)
Minority interest	80,692	245,563	357,814
Mezzanine equity
Series A convertible redeemable preference shares ($0.00005 par value; 41,967,400 shares authorized and 41,967,400, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	6,295,110	—	—
Series B convertible redeemable preference shares ($0.00005 par value; 48,191,600 shares authorized and 48,191,600, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	12,062,696	—	—
Series C-1 convertible redeemable preference shares ($0.00005 par value; 34,054,000 shares authorized and 34,054,000, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	17,500,350	—	—
Series C-2 convertible redeemable preference shares ($0.00005 par value; 34,053,400 shares authorized and 34,053,400, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	17,415,000	—	—
Shareholders’ equity (deficiency)
Ordinary shares ($0.00005 par value; 885,516,600, 19,800,000,000 and 19,800,000,000 shares authorized in 2004, 2005 and 2006; 142,464,600, 378,306,000 and 534,896,873 shares issued and outstanding in 2004, 2005 and 2006, respectively)	7,124	18,916	26,745
Additional paid-in capital	5,981,154	177,419,761	709,196,246
Acquisition consideration to be issued	—	—	237,879,480
Deferred share-based compensation	(969,959)	(246,569)	—
Retained earnings (accumulated deficit)	(10,550,414)	12,997,237	96,194,969
Accumulated other comprehensive income (loss)	(41,106)	1,225,306	7,446,551

Total shareholders’ equity (deficiency)	$(5,573,201)	$191,414,651	$1,050,743,991

Total liabilities, mezzanine equity and shareholders’ equity (deficiency)	$56,414,659	$212,354,018	$1,106,242,080

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2004	2005	2006
	(In U.S. dollars, except share data)
Net revenues:
Advertising Service Revenue	$26,321,179	$66,903,679	$209,973,935
Other Revenue	2,888,720	1,325,234	1,931,530

Total net revenues	29,209,899	68,228,913	211,905,465

Cost of revenues:
Advertising Service Cost	6,804,410	25,748,318	80,615,408
Other Cost	1,934,331	975,747	764,959

Total cost of revenues	8,738,741	26,724,065	81,380,367

Gross profit	20,471,158	41,504,848	130,525,098

Operating expenses/(income):
General and administrative	3,987,496	9,119,846	25,723,413
Selling and marketing	3,472,088	9,599,226	25,761,948
Other operating income	—	—	(1,338,334)
Goodwill impairment loss	58,397	—	—

Total operating expenses/(income)	7,517,981	18,719,072	50,147,027

Income from operations	12,953,177	22,785,776	80,378,071
Interest income	9,739	1,811,782	4,560,798
Interest expense	—	(49,873)	(305,287)
Other income	53,940	70,471	271,451
Other expense	(57,783)	(231,619)	(558,990)
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	(11,692,287)	—	—

Income before income taxes and minority interest	1,266,786	24,386,537	84,346,043
Income taxes	907,550	694,453	1,043,538

Net income after income taxes before minority interest	359,236	23,692,084	83,302,505
Minority interest	13,516	(144,433)	(104,773)

Net income	372,752	23,547,651	83,197,732
Deemed dividend on Series A convertible redeemable preference shares	(8,308,411)	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191,442)	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	(13,356,087)	—	—
Premium of Series B convertible redeemable preference shares	12,906,774	—	—

Net income (loss) attributable to holders of ordinary shares	$(10,576,414)	$23,547,651	$83,197,732

Income (loss) per share — basic	$(0.07)	$0.09	$0.16

Income (loss) per share — diluted	$(0.07)	$0.06	$0.16

Shares used in calculating basic income (loss) per share	160,998,600	252,128,545	505,411,079

Shares used in calculating diluted income (loss) per share	160,998,600	365,938,094	521,536,381

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME

				Deferred	Retained	Accumulated	Total
			Additional	share	earnings	other	shareholders’
	Ordinary		paid-in	based	(accumulated	comprehensive	equity	Comprehensive
	Shares	Amount	capital	compensation	deficit)	income (loss)	(deficiency)	income
	(In U.S. dollars, except share data)
Balance at January 1, 2004	200,000,000	$10,000	$1,188,817	$—	$26,000	$(41,755)	$1,183,062	—
Issuance of ordinary shares	14,594,200	730	4,484,068	—	—	—	4,484,798	—
Reclassification of ordinary shares to Series A convertible redeemable preference shares	(62,400,000)	(3,120)	(1,048,469)	—	—	—	(1,051,589)	—
Reclassification of ordinary shares to Series C-1 convertible redeemable preference shares	(9,729,600)	(486)	(101,932)	—	—	—	(102,418)	—
Deferred share-based compensation	—	—	1,334,835	(1,334,835)	—	—	—	—
Share-based compensation expense	—	—	123,835	364,876	—	—	488,711	—
Deemed dividend on Series A convertible redeemable preference shares	—	—	—	—	(8,308,411)	—	(8,308,411)	—
Deemed dividend on Series B convertible redeemable preference shares	—	—	—	—	(2,191,442)	—	(2,191,442)	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	—	—	(13,356,087)	—	(13,356,087)	—
Premium of Series B convertible redeemable preference shares	—	—	—	—	12,906,774	—	12,906,774	—
Cumulative translation adjustment	—	—	—	—	—	649	649	$649
Net income	—	—	—	—	372,752	—	372,752	372,752

Balance at December 31, 2004	142,464,600	$7,124	$5,981,154	(969,959)	$(10,550,414)	$(41,106)	$(5,573,201)	$373,401

Series A convertible redeemable preference shares converted into ordinary shares upon initial public offering	41,967,400	2,098	6,293,012	—	—	—	6,295,110	—
Series B convertible redeemable preference shares converted into ordinary shares upon initial public offering	48,191,600	2,409	12,060,287	—	—	—	12,062,696	—
Series C-1 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,054,000	1,703	17,498,647	—	—	—	17,500,350	—
Series C-2 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,053,400	1,703	17,413,297	—	—	—	17,415,000	—
Issuance of ordinary shares upon initial public offering, net of issuance cost of $13,703,370	77,575,000	3,879	118,170,251	—	—	—	118,174,130	—
Deferred share-based compensation	—	—	(264,751)	264,751	—	—	—	—
Share-based compensation expense	—	—	267,864	458,639	—	—	726,503	—
Unrealized loss on debt securities	—	—	—	—	—	(164,150)	(164,150)	$(164,150)
Cumulative translation adjustments	—	—	—	—	—	1,430,562	1,430,562	1,430,562
Net income	—	—	—	—	23,547,651	—	23,547,651	23,547,651

Balance at December 31, 2005	378,306,000	$18,916	$177,419,761	$(246,569)	$12,997,237	$1,225,306	$191,414,651	$24,814,063

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE
INCOME – (continued)

				Deferred	Retained	Accumulated	Total
			Additional	share	earnings	other	shareholders’
	Ordinary		paid-in	based	(accumulated	comprehensive	equity	Comprehensive
	Shares	Amount	capital	compensation	deficit)	income (loss)	(deficiency)	income
	(In U.S. dollars, except share data)
Balance at December 31, 2005	378,306,000	$18,916	$177,419,761	$(246,569)	$12,997,237	$1,225,306	$191,414,651	—

Issuance of ordinary shares upon follow-on offering on January 27, 2007, net of issuance cost of $3,466,700	15,000,000	750	61,782,550	—	—	—	61,783,300	—
Issuance of ordinary shares upon follow-on offering on June 16, 2006, net of issuance cost of $2,740,407	16,000,000	800	80,966,793	—	—	—	80,967,593	—
Issuance of ordinary shares in connection with acquisitions	99,254,193	4,962	365,660,061	—	—	—	365,665,023	—
Issuance of ordinary shares pursuant to share option plans	26,336,680	1,317	15,246,244	—	—	—	15,247,561	—
Ordinary shares to be issued in connection with acquisitions	—	—	237,879,480	—	—	—	237,879,480	—
Adjustment for the adoption of SFAS 123R			(246,569)	246,569			—
Share-based compensation expense	—	—	8,367,406	—	—	—	8,367,406	—

Unrealized gain on debt securities	—	—	—	—	—	164,150	164,150	$164,150
Cumulative translation adjustments	—	—	—	—	—	6,057,095	6,057,095	6,057,095
Net income	—	—	—	—	83,197,732	—	83,197,732	83,197,732

Balance at December 31, 2006	534,896,873	$26,745	$947,075,726	$—	$96,194,969	$7,446,551	$1,050,743,991	$89,418,977

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2004	2005	2006
	(In U.S. dollars)
Operating activities:
Income (loss) attributable to holders of ordinary shares	$(10,576,414)	$23,547,651	$83,197,732
Deemed dividend on Series A convertible redeemable preference shares	8,308,411	—	—
Deemed dividend on Series B convertible redeemable preference shares	2,191,442	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	13,356,087	—	—
Premium relating to Series B convertible redeemable preference shares	(12,906,774)	—	—

Net income	372,752	23,547,651	83,197,732
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(13,516)	144,433	104,773
Bad debt provision	173,837	235,604	1,844,605
Share-based compensation	488,711	726,503	8,367,406
Depreciation and amortization	923,163	4,927,016	19,511,552
Loss on disposal of equipment	22,470	—	—
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	11,692,287	—	—
Goodwill impairment	58,397	—	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(4,525,148)	(14,710,176)	(22,289,344)
Inventories	(1,030,529)	(408,223)	23,334
Prepaid expenses and other current assets	(1,740,427)	(2,347,426)	7,857,172
Amounts due from related parties	(2,487,456)	(380,174)	(4,732,583)
Rental deposits	(1,035,474)	(10,076,230)	3,104,667
Accounts payable	(1,609,816)	5,007,564	(3,174,405)
Accrued expenses and other current liabilities	4,174,214	3,950,903	(1,673,496)
Amounts due to related parties	(2,322,276)	—	—
Income tax payable	825,100	672,585	1,276,252
Deferred taxes assets	78,586	(20,664)	(63,383)

Net cash provided by operating activities	$4,044,875	$11,269,366	$93,354,282

Investing activities:
Purchase of equipment and other long-term assets	$(6,373,124)	$(36,765,294)	$(22,878,254)
Acquisition of intangible assets	—	—	(6,403,114)
Purchase of subsidiaries, net of cash acquired	(4,697,378)	(4,982,523)	(124,062,515)
Deposit paid to acquire subsidiaries	—	(40,919,530)	(3,710,369)
Disposal of an equity investment	—	—	60,005
Expiration (investment) in debt securities	—	(35,000,000)	35,000,000

Net cash used in investing activities	$(11,070,502)	$(117,667,347)	$(121,994,247)

Financing activities:
Repayment of short-term loan from a shareholder	(500,000)	—	—
Proceeds from issuance of ordinary shares, net of issuance costs of $nil in 2004, $13,703,370 in 2005 and $6,207,107 in 2006	—	118,174,130	142,750,893
Proceeds from issuance of ordinary shares pursuant to share option plans	—	—	15,247,561

	For the year ended December 31
	2004	2005	2006
	(In U.S. dollars)
Proceeds from issuance of Series B convertible redeemable preference shares (net of issuance costs of $437,304)	12,062,696	—	—
Proceeds from issuance of Series C-2 convertible redeemable preference shares (net of issuance costs of $85,000)	17,415,000	—	—
Proceeds from short-term loans	—	991,301	24,598,037
Repayment of short-term loans	—	—	(29,402,066)
Capital injection from minority shareholders	—	3,089	326,307

Net cash provided by financing activities	$28,977,696	$119,168,520	$153,520,732

Effect of exchange rate changes	$649	$1,213,535	$3,076,995

Net increase in cash and cash equivalents	$21,952,718	$13,984,074	$127,957,762
Cash and cash equivalents, beginning of year	716,388	22,669,106	36,653,180

Cash and cash equivalents, end of year	$22,669,106	$36,653,180	$164,610,942

Supplemental disclosure of cash flow information
Income taxes paid	$738	$94,391	$153,526

Interest paid	$—	$11,581	$244,702

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Acquisition of subsidiaries:
Value of ordinary shares issued	$4,484,798	$—	$365,665,023

Ordinary share consideration to be issued	$—	$—	$237,879,480

Accounts payable	$538,860	$99,130	$4,530,745

Non-cash financing activities:
Reclassification of ordinary shares to Series A convertible redeemable preference shares	$9,360,000	$—	$—

Reclassification of Series A convertible redeemable preference shares to Series C-1 convertible redeemable preference share	$3,064,890	$—	$—

Reclassification of Series B convertible redeemable preference shares to Series C-1 convertible redeemable preference share	$976,955	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
1. Organization and Principal Activities
      Focus Media Holding Limited and all of its subsidiaries (collectively referred to as the “Group”) are mainly engaged in selling out-of home television advertising time slots on its network of flat-panel television advertising displays located in high traffic areas such as commercial locations and in-store network. Starting from 2006, the Group also engaged in providing advertising services on in-elevator poster frames network and mobile handset advertising network.
      PRC regulations currently limit foreign ownership of companies that provide advertising services, including out-of -home television advertising services. To comply with these regulations, the Group conducts substantially all of its activities through Focus Media Advertisement Co., Ltd. (“Focus Media Advertisement”) and its subsidiaries, a variable interest entity which was renamed from Aiqi, and was established in Shanghai China on September 2, 1997. On April 11, 2004, the majority shareholder of Focus Media Advertisement, Jason Nanchun Jiang, incorporated Focus Media Holding Limited (“Focus Media Holding” or the “Company”) with the same shareholders of Focus Media Advertisement. Focus Media Advertisement entered into various agreements with 100% owned subsidiaries of Focus Media Holding, i.e. Focus Media Technology (Shanghai) Co., Ltd. (“Focus Media Technology”) and Focus Media Digital Information Technology (Shanghai) Co., Ltd. (“Focus Media Digital”), including a transfer of trademarks and exclusive services agreement. Under these agreements, Focus Media Advertisement has the right to use the trade name of Focus Media Technology, and Focus Media Digital, provides technical and consulting services to Focus Media Advertisement and its subsidiaries. In return, Focus Media Advertisement and its subsidiaries are required to pay Focus Media Technology services fees for the use of trade name and Focus Media Digital for the technical and consulting services it receives. The technical and consulting service fees are adjusted at the Focus Media Digital’s sole discretion. Focus Media Digital is entitled to receive service fees in an amount up to all of the net income of Focus Media Advertising.
      In addition, Focus Media Holding, through Focus Media Technology, has been assigned all voting rights by the direct and indirect owners of Focus Media Advertisement through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally Focus Media Holding, through Focus Media Technology has the option to acquire the equity interests of Focus Media Advertisement and its subsidiaries for a purchase price equal to the respective registered capital of Focus Media Advertisement and its subsidiaries or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. Each of the shareholders of Focus Media Advertisement has agreed to pay Focus Media Holding, any excess of the purchase price paid for such equity interests in, or assets of, Focus Media Advertisement or its subsidiaries over the registered capital of Focus Media Advertisement or its subsidiaries in the event that such option is exercised.
      Through contractual arrangements described above, Focus Media Holding is deemed the primary beneficiary of Focus Media Advertisement resulting in Focus Media Advertisement being deemed a subsidiary of Focus Media Holding under the requirements of FIN 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). In substance, an existing company, Focus Media Advertisement, has been reorganized as a subsidiary of the new company Focus Media Holding. Focus Media Holding has the same controlling shareholder and the same non-controlling shareholders. Accordingly, the Group’s financial statements reflect the financial statements of Focus Media Advertisement through May 2003 and, thereafter, the consolidated financial statements of Focus Media Holding and its subsidiaries, which include Focus Media Advertisement and its subsidiaries.
      As of December 31, 2006, the major subsidiaries of Focus Media Holding and Focus Media Advertisement’s subsidiaries include the Appendix 1 attached.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
2. Summary of Significant Accounting Policies
(a) Basis of Presentation
      The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of Consolidation
      The consolidated financial statements include the financial statements of Focus Media Holding, its majority-owned subsidiaries and its variable interest entity, Focus Media Advertisement and its majority-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.
(c) Cash and Cash Equivalents
      Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of 3 months or less when purchased.
(d) Use of Estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives and impairment for long-lived assets and goodwill, the recognition and measurement of current and deferred income tax assets, and the valuation and recognition of share-based compensation. The actual results experienced by the Company may differ from management’s estimates.
(e) Significant Risks and Uncertainties
      The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the Group’s limited operating history, rapid growth associated with newly acquired business; advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on share market in the U.S.; competition from other competitors; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
(f) Investment in Available-for-sale Debt Securities
      The Group classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist primarily of debt instrument which are stated at fair market value, with unrealized gains and losses recorded as accumulated other comprehensive income (loss).
(g) Inventory
      Inventory is comprised of media display equipments and compact flash cards, which are held for sale. Inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.
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
      The Group assembles certain of the media display equipment. In addition to costs under assembly contracts, external costs directly related to the assembly of such equipment, including duty and tariff, equipment installation and shipping costs, are capitalized.
(i) Acquired intangible assets, net
      Acquired intangible assets, which consist of operation and broadcasting rights, lease agreements, customer bases, customer backlogs, trademarks, non-compete agreements, and acquired technology are valued at cost less accumulated amortization. Amortization is calculated using the straight-line method over their expected useful lives of 1 to 10 years.
(j) Impairment of Long-Lived Assets
     The Group evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
(k) Goodwill
      SFAS No. 142 “Goodwill and Other intangible Assets” requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
     Management performed the annual goodwill impairment test as of December 31, 2004 and an impairment loss of $58,397 was recorded for the Perfect Media Holding Ltd. (“Perfect Media”) reporting unit. The fair value of the Perfect Media reporting unit was estimated using a combination of expected present value of future cash flow and income approach valuation methodologies. The Group recorded an impairment charge because the amount the Group paid for the acquisition of Perfect Media exceeded its fair market value. Commencing in 2005, the financial information of Perfect Media was prepared together with that of Commercial location network. Management also performed an annual goodwill impairment test for each of its reporting units as of December 31, 2005 and 2006, and no impairment loss was required.
The changes in the carrying amount of goodwill by segment for the year ended December 31, 2004, 2005 and 2006 are as follows:

	Out-of-Home	In-elevator	Mobile
	Television	Poster-frame	Handset
	Advertising	Advertising	Advertising
	Services	Services	Services	Others	Total
Balance as of January 1, 2004	$—	$—	$—	$—	$—
Goodwill acquired during the year	9,519,658	—	—	—	9,519,658
Modification of preliminary purchase price allocation	(18,124)	—	—	—	(18,124)
Tax benefits arising from acquired subsidiaries	(385,051)	—	—	—	(385,051)
Impairment losses	(58,397)	—	—	—	(58,397)

Balance as of December 31, 2004	$9,058,086	$—	$—	$—	$9,058,086

Goodwill acquired during the year	4,043,747	—	—	—	4,043,747
Tax benefits arising from acquired subsidiaries	(244,236)	—	—	—	(244,236)
Modification of preliminary purchase price allocation	64,477	—	—	—	64,477
Translation adjustments	375,998	—	—	—	375,998
		—	—	—

Balance as of December 31, 2005	$13,298,072	$—	$—	$—	$13,298,072

Goodwill acquired during the year	374,932,052	96,926,862	8,364,095	—	480,223,009
Modification of preliminary purchase price allocation	5,177,181	2,756,299	80,369	—	8,013,849
Goodwill recorded as a result of contingent consideration resolved	—	237,879,480	—	—	237,879,480
Translation adjustments	329,461	—	—	—	329,461

Balance as of December 31, 2006	$393,736,766	$337,562,641	$8,444,464	$—	$739,743,871

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
(l) Revenue Recognition
      The Group’s revenues are primarily derived from advertising services and to a lesser extent, sales from advertising equipment. Revenues from advertising services, net of agency rebates, are recognized ratably over the year in which the advertisement is displayed. Revenues from the sale of advertising equipment are recognized once the advertising equipment is delivered. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
      The Group entered into franchise arrangements with a number of third party franchisors. In accordance with SFAS 45, revenue from initial franchise fees was recognized when the franchise sale transaction was completed, that is, when all material services or conditions relating to the sale had been substantially performed or satisfied by the franchisor.
     Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
     The Group presents advertising service revenue, net of sales taxes incurred, as follows:

	For the years ended December 31,
	2004	2005	2006
	(In U.S. dollars, except per share data)
Advertising Service Revenue, Net of Agency rebates
Commercial Locations
— Unrelated parties	$25,386,634	$59,434,823	$130,474,324
— Related parties	3,722,778	7,991,434	15,227,937

Total Commercial Locations	29,109,412	67,426,257	145,702,261

In-store Network
— Unrelated parties	—	5,475,192	25,330,654
— Related parties	—	517,998	4,380,287

Total in-store network	—	5,993,190	29,710,941

In-elevator poster frame
— Unrelated parties	—	—	44,893,004
— Related parties	—	—	—

Total In-elevator poster frame	—	—	44,893,004

Mobile handset advertising
— Unrelated parties	—	—	10,880,075
— Related parties	—	—	—

Total mobile handset advertising	—	—	10,880,075

Advertising Services Revenue:	29,109,412	73,419,447	231,186,281

Less: Sales taxes:
Commercial Locations	2,788,233	5,991,497	13,641,118
In-store Network	—	524,271	2,803,349
In-elevator poster frame	—	—	3,988,769
Mobile handset advertising	—	—	779,110

Total sales taxes	2,788,233	6,515,768	21,212,346

Net Advertising Service Revenue	26,321,179	66,903,679	209,973,935
Add: Other Revenue:	2,888,720	1,325,234	1,931,530

Net revenues:	$29,209,899	$68,228,913	$211,905,465

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
(m) Operating Leases
      Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(n) Advertising Costs
      The Group expenses advertising costs as incurred. Total advertising expenses were $17,919, $45,712 and $1,157,672 for the years ended December 31, 2004, 2005, and 2006, respectively and have been included as part of selling and marketing expenses.
(o) Foreign Currency Translation
      The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in other income or other expenses.
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
(p) Income Taxes
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
(q) Comprehensive Income
      Comprehensive income includes foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available-for-sale debt securities. Comprehensive income is reported in the statements of shareholders’ equity (deficiency).
(r) Fair Value of Financial Instruments
     Financial instruments include cash and cash equivalents, investment in available-for-sale debt securities, and short-term loans. The carrying values of cash and cash equivalents, investment in available-for-sale debt securities and short-term borrowing approximate their fair values due to their short-term maturities.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
(s) Share-based Compensation
      Effective January 1, 2006 the Group adopted SFAS No. 123 (revised 2005), “Share-Based Payment” (“SFAS 123-R”), using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Group to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.
Periods prior to the adoption of SFAS 123-R
      Prior to the adoption of SFAS 123-R, the Group provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures”.
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

	Year ended December 31,
	2004	2005
Net income, as reported	$372,752	$23,547,651
Add: Share-based compensation as reported	488,711	726,503
Less: Share-based compensation determined using the fair value method	(566,819)	(3,225,668)

Pro forma net income	$294,644	$21,048,486
Deemed dividend on Series A convertible redeemable preference shares	(8,308,411)	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191,442)	—
Deemed dividend on Series C-1 convertible redeemable preference shares	(13,356,087)	—
Premium of Series B convertible redeemable preference shares	12,906,774	—

Pro forma net income (loss) attributable to holders of ordinary shareholders	$(10,654,522)	$21,048,486

Basic income (loss) per share:
As reported	$(0.07)	$0.09

Pro forma	$(0.07)	$0.08

Diluted income (loss) per share:
As reported	$(0.07)	$0.06

Pro forma	$(0.07)	$0.06

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
      As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not significant. The Group’s total share-based compensation expense for the year ended December 31, 2006 was $8,367,406. As a result of adopting SFAS 123-R, income before income tax and net income were both lower by $8,119,732 than if the Group had continued to account for share-based compensation under APB 25. The impact on basic and diluted earnings per shares in 2006 was a decrease of $0.02 and $0.02 per share respectively.
The following table summarizes the share-based compensation recognized in the consolidated statement of operations:

	2004	2005	2006
Cost of sales	$—	$—	$146,942
General and administrative	461,183	683,186	6,130,076
Selling and marketing	27,528	43,317	2,090,388
(t) Income (loss) per Share
      Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effects would be anti-dilutive.
(u) Recently Issued Accounting Standards
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Group is currently evaluating the impact, if any, of this statement on the consolidated financial statements and related disclosures.
      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group adopted FIN 48 on January 1, 2007 and estimated the cumulative effect on adoption of FIN48 to be a reduction of consolidated retained earnings as of January 1, 2007 of approximately $1.5 million.

     In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Group is currently evaluating the impact, if any, of this statement on its consolidated combined financial statements and related disclosures.
(v) Reclassification
      Certain prior year amounts have been reclassified to conform to the current period’s presentation.
3. Acquisitions
2004 Acquisitions:
     In 2004, the Group acquired 10 entities in order to expand their out-of-home television advertising networks for total cash consideration of $4,921,069. As a result of these acquisitions, the Group recorded goodwill and intangible assets of $4,657,492 and $603,520, respectively. All of the goodwill was assigned to the out-of-home television advertising services segment.
      In addition, on September 22, 2004, the Group acquired 100% of the outstanding ordinary shares of Perfect Media which includes its then variable interest entity Shanghai Perfect Media, an advertising services provider, in exchange for cash of $500,000 and 14,594,200 ordinary shares having a fair value $4,484,798, or approximately $0.31 per ordinary share, The fair value of the Group’s ordinary shares was determined by management considering multiple factors, including a retrospective valuation performed by a third party valuation firm.
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
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
     The purchase price was allocated as follows:

		Amortization
		Period
Net tangible assets acquired	$40,597
Intangible assets:
Lease Agreements	185,947	2.3 years
Customer base	14,016	7 years
Goodwill	4,744,238	N/A

Total	$4,984,798

2005 Acquisitions:
     In 2005, the Group acquired nine entities in order to further expand its out-of-home television advertising network for total consideration of $3,083,244, which was paid primarily in cash. As a result of these acquisitions, the Group recorded goodwill and intangible assets of $2,847,388 and $382,400, respectively. All of the goodwill was assigned to the out-of-home television advertising services segment.
     In addition, on March 21, 2005, the Group acquired Capital Beyond Limited, including its then variable interest entity Guangdong Framedia, an advertising services provider, in exchange for cash consideration of $2,054,008, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period
Net tangible assets acquired	$337,252
Intangible assets:
Lease agreements	471,818	2.3 years
Customer base	10,633	7 years
Goodwill	1,234,305	N/A

Total	$2,054,008

2006 Acquisitions:
     On January 1, 2006, the Group acquired Infoachieve Limited (“Infoachieve”), which included its then variable interest entity Shanghai Framedia Advertising Development Ltd. (“Framedia”), the largest in-elevator poster frame advertising network operator in China. The purchase price included cash of $39,600,000, all of which was paid as of December 31, 2005, and 22,157,003 ordinary shares having a fair value of $54,690,130, or approximately $2.47 per ordinary share. The fair value of the ordinary shares was based on the average market price of Focus Media Holding’s ordinary shares over the three days before, the day of and three days after the terms of the acquisition were agreed to and announced. Framedia achieved certain earnings targets for the year ended December 31, 2006 and, as a result, on June 15, 2007 the Group issued 35,830,619 ordinary shares as additional purchase consideration. As the contingency was resolved as of December 31, 2006, the Group recorded $237,879,480 in consideration payable as a component of shareholders’ equity, which represents the fair value of the 35,830,619 shares as of December 31, 2006.

     The aggregate purchase price is comprised of the following:

Cash consideration	$39,600,000
Other acquisition costs	311,110
Value of the ordinary shares issued	54,690,130
Value of contingent consideration resolved (ordinary shares to be issued)	237,879,480

Total consideration	$332,480,720

     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
		period
Net tangible liabilities assumed	$(8,443,960)
Intangible assets:
Lease agreements	8,281,999	6 years
Customer base	2,664,685	7 years
Non-compete agreement	463,558	3 years
Trademark	939,377	1 years
Contract backlog	70,120	1 years
Goodwill	328,504,941	N/A

Total	$332,480,720

     The goodwill was assigned to the in-elevator poster frame advertising services segment.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
     On February 28, 2006, the Group acquired Target Media Holdings Limited (“Target Media”), which used to be the Group’s biggest competitor in out-of-home television advertising services, and its wholly–owned subsidiary, Target Media Multi-Media technology (Shanghai) Co., Ltd. (“TMM”), and a consolidated variable interest entity, Shanghai Target Media Co., Ltd. (“STM”), one of the largest out-of-home advertising network operators in China. The purchase price included cash of $94,000,000, all of which was paid in 2006, and 77,000,000 ordinary shares having a fair value of $310,464,000, or $4.032 per ordinary share. The fair value of the ordinary shares was based on average market price of Focus Media Holding’s ordinary shares over the three days before, the day of and three days after the terms of the acquisition were agreed to and announced.
     The aggregate purchase price of $407,321,524 consisted of the following:

Cash consideration	$94,000,000
Other acquisition costs	2,857,524
Value of the ordinary shares issued	310,464,000

Total consideration	$407,321,524

     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
		period
Net tangible assets acquired	$19,629,853
Intangible assets:
Lease agreements	4,510,494	10 years
Customer base	449,631	7 years
Trademark	5,721,874	10 years
Contract backlog	148,550	1 years
Goodwill	376,861,122	N/A

Total	$407,321,524

     The goodwill was assigned to the out-of-home television advertising services segment.
     The purchase price allocation and intangible asset valuations for each of the two acquisitions described above were determined by management based on a number of factors including a valuation report provided by a third party valuation firm. The valuation report utilized and considered generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.
     In the valuation of lease agreements, customer base and contract backlog, an indication of value was developed through the application of a form of income approach, known as excess earnings method. The first step to apply the excess earning method was to estimate the future debt-free net income attributable to the intangible asset. The resulting debt-free net income was then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. These assets include fixed assets, working capital and other intangible assets.
     The valuation of the trademark was based on the relief from royalty method whereby an asset is valued based upon the after-tax cash flow savings accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty that would have been paid for use of the asset can be attributed to that asset. The value of the asset depends on the present worth of future after-tax royalties attributable to the asset to their present worth at market-derived rates of return appropriate for the risks of that particular asset.
     Also in 2006, the Group completed a number of individually insignificant acquisitions which are described below:

     On March 21, 2006, the Group acquired Dotad Media Holdings Limited (“Dotad’”) in exchange for cash consideration of $15,000,000, all of which was paid as of December 31, 2006. On June 15, 2007, additional 1,500,000 ordinary shares were issued as Dotad has met its earning targets in the first year it was acquired. An additional 1,500,000 ordinary shares is issuable contingent upon Dotad’s meeting certain earning targets in 2007. The Group acquired intangible assets of $6,587,095 and recognized goodwill of $8,444,464. The goodwill was assigned to the mobile handset advertising services segment.
     The Group acquired three entities in the poster-frame advertising business for cash consideration of $10,670,222. The Group recognized acquired intangible assets of $1,682,771 and recognized goodwill of $9,057,700, which was assigned to the in-elevator poster frame advertising services segment.
     The Group acquired three entities which provide out-of-home television advertising services and the remaining minority interest in six subsidiaries, for cash consideration of $5,314,923 and 97,190 ordinary shares. Certain of these acquisitions have contingent consideration based on future earnings targets, The group recognized acquired intangible assets of $12,507 and recognized goodwill of $3,453,332, which was assigned to the out-of-home television advertising services segment.
     The Group acquired 70% of the outstanding ordinary shares of Appreciated Capital Ltd. and its then variable interest entity Beijing YangShiSanWei Advertisement Co., Ltd. (collectively, “ACL”). ACL sells advertising in movie theatres to its customers. The purchase consideration is fully contingent and is based on earnings targets for the years ending August 31, 2007, 2008 and 2009, subject further to the attainment of certain operational targets. The Group advanced $2.8 million to ACL. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $358,574, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
Pro forma (unaudited)
     The following summarized unaudited pro forma results of operations for the years ended December 31, 2004, 2005 and 2006, have been prepared assuming that the individually material acquisitions, being Infoachieve Limited, Target Media Holdings Limited, Capital Beyond Limited and Perfect Media, occurred as of January 1, 2004, 2005 and 2006. These pro forma results have been prepared for comparative purposes only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2004, 2005 and 2006.

	Pro forma
	Year ended December 31,
	2004	2005	2006
	(unaudited)	(unaudited)	(unaudited)
Revenues	$29,296,705	$113,750,432	$214,973,755
Net income (loss) attributable to holders of ordinary shares	(10,703,970)	3,127,583	74,924,057
Income (loss) per share — basic	$(0.06)	$0.01	$0.14
Income (loss) per share — diluted	$(0.06)	$0.01	$0.14
4. Investment in Debt Securities
     The following is a summary of short-term available-for-sale debt securities:

	December 31,
	2004	2005	2006
Debt Securities	$—	$35,000,000	$—
Gross unrealized loss	—	(164,150)	—

Fair Value	$—	$34,835,850	$—

5. Accounts Receivable, net
     Accounts receivable, net consists of the following:

	December 31,
	2004	2005	2006
Billed receivables	$4,782,521	$13,684,419	$37,922,093
Unbilled receivables	1,837,428	7,504,112	23,692,250

Total	$6,619,949	$21,188,531	$61,614,343

     Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet dates.
6. Acquired Intangible Assets, Net
     As of December 31, 2004, 2005 and 2006, the Group has the following amounts related to intangible assets:

	December 31,
	2004	2005	2006
Cost:
Operation and broadcasting rights	$—	$—	$6,403,114
Lease agreements	511,929	1,249,843	16,336,586
Customer bases	273,820	430,879	7,827,587
Trademark	—	—	6,861,065
Acquired technology	—	—	2,546,519
Others	—	—	1,177,276

Total	$785,749	$1,680,722	$41,152,147

Accumulated amortization:
Operation and broadcasting rights	$—	$—	$80,039
Lease agreements	58,888	447,578	3,015,639
Customer bases	18,555	75,224	1,051,403
Trademark	—	—	1,462,163
Acquired technology	—	—	381,978
Others	—	—	443,906

Total	$77,443	$522,802	$6,435,128

Intangible assets, net:	$708,306	$1,157,920	$34,717,019

The Group recorded amortization expense as follows:

	Year December 31,
	2004	2005	2006
Cost of revenues	$58,888	$382,359	$3,207,079
Selling and marketing	18,555	55,478	2,567,002

Total	$77,443	$437,837	$5,774,081

The Group will record amortization expense of $5,724,504, $5,490,514, $5,148,733, $5,078,621 and $ 4,585,056 for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

7. Equipment, Net
     Equipment, net consists of the following:

	December 31,
	2004	2005	2006
Media display equipment	$9,384,262	$40,191,968	$77,088,464
Computers and office equipment	675,053	1,267,696	3,360,590
Leasehold improvements	167,932	537,130	713,524
Vehicles	83,834	349,575	658,825

	$10,311,081	$42,346,369	$81,821,403
Less: accumulated depreciation and amortization	(1,142,742)	(5,975,119)	(22,767,910)

	9,168,339	36,371,250	59,053,493
Assembly in progress	28,804	7,323,638	11,195,831

Total	$9,197,143	$43,694,888	$70,249,324

     Depreciation expense for 2004, 2005 and 2006 was $870,597, $4,489,178 and $13,666,912, respectively.
     Assembly in process relates to the assembly of flat-panel television screens. No provision for depreciation is made on assembly in process until such time as the relevant assets are completed and put into use.
8. Short-term Loans

	December 31,
	2004	2005	2006
Short term bank loan (a)	$—	$991,301	$—
Other loan due to ex-shareholders of Framedia (b)	$—	$—	$2,769,459

Total	$—	$991,301	$2,769,459

(a)	The Group had $nil, $991,301 and $nil outstanding under line of credit arrangement as of December 31, 2004, 2005 and 2006, respectively. The amount available for additional borrowings under this line of credit at December 31, 2004, 2005 and 2006 was $nil, $2,106,516 and $nil, respectively. The line of credit was subject to an interest rate of 10%, discounted by an amount equal to the six month loan interest rate of The People’s Bank of China. As of December 31, 2005, the line of credit bore interest at 4.698% per annum. The Group recorded interest expense under the line of credit in 2004, 2005 and 2006 of $nil, $49,873 and $305,287, respectively.

(b)	At December 31, 2006, the short-term loan from ex-shareholders of Framedia are non-interest bearing, all of which are repayable within one year.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
9. Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following:

	December 31,
	2004	2005	2006
Accrued sales commissions	$691,888	$2,583,270	$5,813,761
Other accrued expenses	67,929	577,863	1,844,781
Other taxes payables	1,728,850	3,037,443	7,451,787
Advance from customers	1,459,976	3,387,224	6,381,032
Accrued employee payroll and welfare	473,054	1,059,717	1,465,142
Accrued offering costs	767,821	—	—
Payables related to acquisitions	538,860	99,130	4,530,745
Amount due to minority shareholders of subsidiary	426,858	200,848	—
Withholding individual PRC income tax	—	—	9,046,576
Others	436,199	801,407	2,140,351

Total	$6,591,435	$11,746,902	$38,674,175

10. Share-based Compensation
     In June 2003, the Group adopted the 2003 Employee Share Option Scheme (“2003 Plan”) under which not more than 30% of issued share capital was reserved for grants of options. In May 2005, the Group adopted the 2005 Share Option Plan (“2005 Plan”), under which the amount of options that may issue has been reduced to an aggregate of 20% of issued share capital, including the 10.87% already granted under the 2003 Plan. In addition, during the three years after the adoption of our 2005 Plan, the Group may issue no more than 5% of issued share capital for grants of options. In October 2006, the Group further adopted the 2006 Employee Share Option Plan (“2006 Plan”), under which the Group may issue no more than 3.6% of issued ordinary shares for grant of options. The option plans are intended to promote the success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
     In 2004, 2005 and 2006, options to purchase 25,208,200 and 23,843,630 and 14,800,000 ordinary shares were authorized under the option plans, respectively. Under the terms of each option plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors, expire 10 years from the date of grant and generally vest over three years while certain options granted vest over one year. Subsequent to the initial public offering, options were generally granted at the fair market value of the ordinary shares at the date of grant. As of December 31, 2004, 2005 and 2006, options to purchase 25,208,200 and 49,051,830 and 37,515,150 ordinary shares were granted to employees and non-employees. Share options granted to external consultants and advisors in exchange for services were expensed based on the estimated fair value utilizing the Black-Scholes option pricing model.
     The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004		2005	2006
Option granted to employees:
Average risk-free rate of return		2.97%	3.10-4.43%	4.74% - 4.80%
Weighted average expected option life	1-3	years	2-3 years	2 years
Volatility rate		36.2%	30.49%-36.2%	40.0-53.7%
Dividend yield		0%	0%	0%
     Prior to the initial public offering in July 2005, the derived fair value of the ordinary shares underlying the options was determined by management by factoring into their consideration a retrospective valuation conducted by a third party valuation firm using a generally accepted valuation methodology, the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on two assumptions: where conversion into ordinary shares would result in a higher economic value, preference shares were treated as if they had converted into ordinary shares; and preference shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation preference.

     The ordinary shares were assigned a value equal to their pro rata share of the residual amount, if any, that remained after consideration of the liquidation preference of preferred shares with a value below their conversion price. Also prior to July 2005, the expected volatilities are estimated based on the average volatility of comparable companies with the time period commensurate with the expected time period. Following the initial public offering, the expected volatilities were estimated based on the historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award.
     The weighted average fair value of options granted as of December 31, 2004, 2005 and 2006 was $0.09, $0.39 and $1.77, respectively.
     A summary of the share option activities are as follows:

			Weighted
		Weighted	remaining	Aggregate
	Number	average	contract term	intrinsic
	of shares	exercise price	(in years)	value

Options outstanding at January 1, 2006	49,051,830	$0.89
Granted	14,800,000	5.60
Cancelled	—	—
Exercised	26,336,680	0.58

Options outstanding at December 31, 2006	37,515,150	$2.97	8.81 years	$137,600,699

Options vested or expected to vest at December 31, 2006	34,000,844	$0.66	7.82 years	$203,335,095

Options exercisable at December 31, 2006	7,664,164	$0.94	8.00 years	$43,688,834

     The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006, was $nil, $nil and $146,119,111, respectively.
     As of December 31, 2006, there was $25,111,999 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.29 years.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
11. Income Taxes
Cayman Islands
     Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
British Virgin Islands
     The Group’s subsidiaries incorporated in the BVI are not subject to taxation.
Hong Kong
     Focus Media (China) Holding Ltd.is subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group does not have assessable profit that is earned in or derived from Hong Kong during the years presented.
PRC
     Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs are generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of the Company’s subsidiaries and VIEs are newly incorporated enterprises engaged in the advertising industry which are entitled to a two-year tax exemption holiday, commencing from the first operating year. One of the subsidiaries of the Company, Beijing Focus Media Wireless Co., Ltd., is a qualified new technology enterprise and under PRC Income Tax Laws and is subject to a preferential tax rate of 15%, plus a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year.
     On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law which will change the income tax rates for most enterprises from 33% at the present to 25%. This new law will become effective on January 1, 2008. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate.
     Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the company obtains the “new and high technology enterprise” status under the new tax law.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Composition of income tax expense
     The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2004	2005	2006
Current income tax expense	$828,962	$715,117	$1,106,921
Deferred income tax expense (benefit)	78,588	(20,664)	(63,383)

Income tax expense	$907,550	$694,453	$1,043,538

Reconciliation of the differences between statutory tax rate and the effective tax rate
     Reconciliation between total income tax expense and that amount computed by applying the PRC statutory income tax rate of 33% to income before taxes is as follows:

	Years ended December 31,
	2004	2005	2006
Statutory rate	33.0%	33.0%	33.0%
Effect of different tax rate of group entities operation in other jurisdiction	318.4%	0.0%	2.4%
Effect on tax holiday	-182.8%	-31.5%	-35.6%
Permanent differences	-78.4%	1.1%	2.2%
Change in valuation allowance	-18.6%	0.2%	-0.7%

Effective tax rate	71.6%	2.8%	1.3%

     The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	Year ended December 31,
	2004	2005	2006
Tax holiday effect	$7,007,620	$23,212,97	$99,641,998
Net income per share effect — basic	$0.04	$0.09	$0.20
Net income per share effect — diluted	$0.04	$0.06	$0.19

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
     The principal components of the Group’s deferred income tax assets/liabilities are as follows:

	December 31,
	2004	2005	2006
Deferred tax assets:
Net operating loss carry forwards	$276,673	$545,208	$2,317,316
Accrued expenses temporarily non-deductible	54,281	46,695	242,106
Pre-operating expenses	62,862	80,102	—
Bad debt provision	57,147	130,897	704,429

Total deferred tax assets	$450,963	$802,902	$3,263,851
Valuation allowance on deferred tax assets	—	(59,988)	(2,438,008)

Net deferred tax assets	$450,963	$742,914	$825,843

	December 31,
	2004	2005	2006
Deferred tax liabilities:
Intangible asset basis difference	$—	$—	$3,303,110

Total deferred tax liabilities	$—	$—	$3,303,110

     A significant portion of the deferred tax assets recognized relate to net operating loss carry forwards. The Group had tax losses of $7,689,311 as of December 31, 2006 to be carried forward against future taxable income, it will expire, if unused, in the years ending December 31, 2008 through 2011. The Group operates through multiple subsidiaries and the valuation allowance is considered on each individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
     The valuation allowance in 2005 and 2006 has been increased in connection with an increase in net operating losses for which the Group believes it cannot generate future taxable income sufficient to recognize the income tax benefit.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
12. Net income (loss) per Share
     The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years Ended December 31,
	2004	2005	2006
Income (loss) attributable to holders of ordinary shares (numerator):	$(10,576,414)	$23,547,651	$83,197,732

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income (loss) per share	160,998,600	252,128,545	505,411,079

Plus weighted average preference shares outstanding	—	84,119,675	—
Plus incremental weighted average ordinary shares from assumed conversions of stock option using treasury stock method	—	29,689,874	16,125,302

Weighted average ordinary shares outstanding used in computing diluted income (loss) per share	160,998,600	365,938,094	521,536,381

Net income (loss) per share — basic	$(0.07)	$0.09	$0.16

Net income (loss) per share — diluted	$(0.07)	$0.06	$0.16

     For the above mentioned years, the Group had securities outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income (loss) per share in the years presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	December 31,
	2004	2005	2006
Series A convertible redeemable preference shares	41,967,400	—	—
Series B convertible redeemable preference shares	48,191,600	—	—
Series C-1 convertible redeemable preference shares	34,054,000	—	—
Series C-2 convertible redeemable preference shares	34,053,400	—	—
Outstanding options to purchase ordinary shares	25,208,200	49,051,830	37,515,150

Total	183,474,600	49,051,830	37,515,150

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
13. Convertible Redeemable Preference Shares
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
     a) In April 2004, the Group issued 52,083,400 Series B convertible redeemable preference shares to a group of third party investors for cash proceeds of $12,062,696, net of issuance costs of $437,304. The holders of Series B redeemable convertible preference shares could have redeemed the Series B convertible redeemable preference shares at any time (i) before December 31, 2006 if the Group received a notice from the holders of a majority of Series B convertible redeemable preference shares indicating a material breach by the Group and its affiliates of their representation, warranties or covenants under Series B convertible redeemable preference shares, the shareholders agreement or the Restructuring Documents (as defined in the amended Series B Purchase Agreement), or (ii) after April 28, 2004 (“Redemption Start Date”), at the option of a majority of the holders of the Series B convertible redeemable preference shares then outstanding. In the event of a redemption pursuant to this right, the Group could have redeemed up to all of the Series B convertible redeemable preference shares at a redemption price per redeemable convertible preference share equal to $0.24x(1+(0.15xN)) plus all declared but unpaid dividends. N refers to a fraction, the numerator of which is the number of calendar days between April 28, 2004 and the Redemption Start Date and the denominator of which is 365. The Group recorded a deemed dividend of $2,191,442 in 2004, which resulted from the amortization of the 15% redemption premium associated with Series B convertible redeemable preference shares. According to the articles of association amended on November 29, 2004, the redemption price of Series B preferred stock was $0.24.
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
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
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
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
     The embedded conversion option of Series B convertible redeemable preference shares has been recorded at its fair value of $1,179,689 and accounted for separately as an embedded conversion option. The Group has accounted for the derivative liability relating to the conversion option by adjusting the liability to its estimated fair value at each subsequent balance sheet date up to the Modification Date, with adjustments recorded as other income or expenses. In 2004, the Group adjusted the derivative liability to fair market value and recorded a change in fair value of the derivative liability of $11,692,287 in the consolidated statements of operations. The Group recorded a deemed dividend of $1,179,689 in 2004, which resulted from the accretion of the discount of Series B convertible redeemable preference shares. On the Modification Date, the Group has re-combined the fair value of the derivative liability of $12,871,976 with Series B convertible redeemable preference shares and subsequently recorded an accretion of premium of $12,906,774, which represented the difference of the carrying balance of Series B convertible redeemable preference shares at the Modification Date and its initial issuance date.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
14. Ordinary Shares
     (1) In April 2003 the Group issued 2,000,000 ordinary shares for cash proceeds of $1,625,000.
     (2) In May 2003, the Board of Directors approved a share split of 100:1 of the ordinary shares which has been retroactively reflected in the Group’s financial statements.
     (3) In April 2004, 62,400,000 outstanding ordinary shares were reclassified and redesignated into 62,400,000 Series A convertible redeemable preference shares.
     (4) In September 2004, the Group issued 14,594,200 ordinary shares as partial consideration of the acquisition of Perfect Media (Note 3).
     (5) In December 2004, 9,729,600 outstanding ordinary shares were sold and redesignated in 9,729,600 Series C-1 convertible redeemable preference shares.
     (6) On May 31, 2005, shareholders of the Group approved a 200-for-1 split of the Company’s shares, with immediate effect. The 200-for-l share split of the Company’s shares has been retroactively applied to all periods presented.
     (7) Upon initial public offering on July 13, 2005, the Group issued 77,575,000 ordinary shares, for US$1.7 per ordinary share, for total proceeds of US$118,174,130, net of offering expenses.
     (8) On January 1, 2006, the Group issued 22,157,003 ordinary shares as partial consideration of the acquisition of Infoachieve (Note 3).
     (9) On January 27, 2006, the Group issued 15,000,000 ordinary shares, for US$4.35 per ordinary share, for total proceeds of US$61,783,300, net of offering expenses.
     (10) On February 28, 2006, the Group issued 77,000,000 ordinary shares as partial consideration of the acquisition of all the outstanding ordinary shares of Target Media (Note 3).
     (11) On March 1, 2006, the Group issued 74,720 ordinary shares related to an acquisition (Note 3).
     (12) On May 30, 2006, the Group issued 22,470 ordinary shares related to an acquistion (Note 3).
     (13) On June 16, 2006, the Group issued 16,000,000 ordinary shares, for US$5.4 per ordinary share, for total proceeds of US$80,967,593, net of offering expenses.
     (14) During the year ended December 31, 2006, the Group issued 26,336,680 ordinary shares pursuant to share-based compensation plans upon exercise of options.
15. Mainland China Contribution Plan and Profit Appropriation
     Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $338,923, $619,831 and $2,326,895 for the years ended December 31, 2004, 2005 and 2006, respectively.
     Pursuant to laws applicable to entities incorporated in the PRC, the Group subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the years ended December 31, 2004, 2005 and 2006, the Group made total appropriations of $1,488,000, $98,729, and $650,851 respectively.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
16. Commitments
Leases commitments
     The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens in various locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for 2004, 2005 and 2006 were $3,648,829, $15,481,200 and $50,106,121, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ended
December 31,
2007	$48,156,647
2008	32,515,865
2009	19,871,379
2010	8,933,276
2011 and thereafter	1,961,718

Total	$111,438,885

17. Segment Information
     The Group is mainly engaged in operating an out-of-home advertising network in the PRC using flat-panel television advertising displays located in high traffic commercial locations and in-store areas. The Group also provides in-elevator poster frame advertising services and mobile handset advertising services.
     The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has four operating segments and determined that it has three reporting segments, which are out-of-home television advertising services (consists commercial location advertising network and in-store advertising network), in-elevator poster frames, and mobile handset advertising. The fourth operating segment did not meet the significance threshold for separate disclosure and has been classified in “other”. These segments all derive their revenues from the sale of advertising services.
     The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments. Prior to 2006, the Group only had a single operating segment, out-of-home television advertising services. The in-elevator poster frame advertising services, mobile handset advertising services and others segments were the result of acquisitions made in 2006.
     The following table presents selected financial information relating to the Group’s segments for 2006:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)

	Out-of-home	In-elevator	Mobile
	television	poster frame	handset
	advertising	advertising	advertising
	services	services	services	Others	Elimination	Total
Net revenues — external	$160,210,414	$40,904,235	$10,100,965	$689,851	—	$211,905,465
Net revenues — intersegment	—	245,274	—	—	(245,274)	—

Total net revenues	160,210,414	41,149,509	10,100,965	689,851	(245,274)	211,905,465

Cost of revenues — external	60,948,103	13,622,059	6,051,846	758,359	—	81,380,367
Cost of revenues — intersegment	245,274	—	—	—	(245,274)	—

Total cost of revenues	61,193,377	13,622,059	6,051,846	758,359	(245,274)	81,380,367

Gross profit (loss)	99,017,037	27,527,450	4,049,119	(68,508)	—	130,525,098

Interest income	4,419,572	123,740	17,194	292	—	4,560,798
Interest expense	304,294	52	941	—	—	305,287
Depreciation and amortization	15,008,162	3,599,827	843,896	59,667	—	19,511,552
Income taxes	1,060,314	103,434	(120,210)	—	—	1,043,538
Net income (loss)	$61,447,995	$20,006,067	$2,222,970	$(479,300)	—	$83,197,732
Geographic Information
     The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.
Major Customers
     As of December 31, 2004, 2005 and 2006, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.
Major Service lines
     The Group derives revenues from the following major service lines:

	For the year ended December 31,
	2004		2005		2006
		% of		% of		% of
		total		total		total
		revenues		revenues		revenues
Net revenues:
Commercial location network	$26,321,179	90.1%	$61,434,760	90.0%	$131,371,292	62.0%
In-store network	—	—	5,468,919	8.0%	26,907,592	12.7%
Poster frame network	—	—	—	—	40,904,235	19.3%
Mobile Handset Advertising Network		—	—	—	10,100,965	4.7%
Movie theatres	—	—	—	—	689,851	0.3%

Advertising service revenue	26,321,179	90.1%	66,903,679	98.0%	209,973,935	99.0%
Equipment revenue	2,888,720	9.9%	1,325,234	2.0%	945,606	0.5%
Franchise revenue	—	—	—	—	985,924	0.5%

Total net revenues	$29,209,899	100.0%	$68,228,913	100.0%	$211,905,465	100.0%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
18. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2004, 2005 and 2006 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2004	2005	2006
Shanghai Everease Advertising & Communication Ltd. (“Everease”)	Jason Nanchun Jiang	$1,302,331	$1,552,039	$7,764,977
Multimedia Park Venture Capital	Jimmy Wei Yu	1,227,267	2,330,945	3,885,546
Shanghai Jobwell Business Consulting Co., Ltd.	Jimmy Wei Yu	411,034	1,050,258	1,382,695
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	372,488	757,850	1,122,945
Shanghai Wealove Business Consulting Co., Ltd.	Jimmy Wei Yu	—	—	671,488
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	361,371	908,100	982,527
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	—	1,646,120	3,230,040
Beijing Sina Internet Information Services Co., Ltd.	Charles Chao	—	—	190,563
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	—	119,768
Home-Inn Hotel Management (Beijing) Co., Ltd	Neil Nanpeng Shen	—	—	78,742
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	48,287	264,120	178,933

Total		$3,722,778	$8,509,432	$19,608,224

     Details of amounts due from related parties as of December 31, 2004, 2005 and 2006 are as follows:

			December 31,
Name of related parties	Note	Director interested	2004	2005	2006
Shanghai Everease Advertising & Communication Ltd.	(a)	Jason Nanchun Jiang	$1,259,138	$572,525	$6,331,549
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	690,212	330,700	12,705
Shanghai Jobwell Business Consulting Ltd.	(a)	Jimmy Wei Yu	275,971	546,207	—
Shanghai Wealove Wedding Service Co., Ltd.	(a)	Jimmy Wei Yu	251,556	662,954	—
Shanghai Hetong Network Technology Co., Ltd.	(a)	Jimmy Wei Yu	263,155	533,469	—
Shanghai Shengchu Advertising Agency Co., Ltd.	(a)	Jimmy Wei Yu	—	474,351	403,889
Home-Inn Hotel Management (Beijing) Co., Ltd	(a)	Neil Nanpeng Shen	—	—	39,699
David Yu	(b)	David Yu	—	—	1,064,947

Total			$2,740,032	$3,120,206	$7,852,789

Note (a) — These amounts represent trade receivables for advertising services provided.
Note (b) — The amount represents a payment due from the ex-shareholder of Target Media for an indemnification of a contingent liability which arose after the acquisition. This amount was paid out in cash in 2007.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
     Details of amounts due to related parties as of December 31, 2004, 2005 and 2006 are as follows:

			December 31,
Name of related parties	Note	Director interested	2004	2005	2006
Tan Zhi	(c)	Tan Zhi	$—	$—	$345,768
Note (c) — The amount represents the amount due to the president of Focus Media for operating funds of Framedia. The loan was non-interest bearing and was repayable within one year.
Other related party transactions
     For each of the years ended December 31, 2004, 2005 and 2006, office rentals were paid to Multimedia Park Venture Capital amounting to $140,305, $395,083 and $476,902, respectively.
     In 2006, Everease charged the Group $47,804 for providing administration services.
     In March 2006, Weiqiang Jiang, father of Jason Nanchun Jiang, provided a short-term loan to the Group of approximately $2.5 million to relieve a temporary shortage of Renminbi the Group experienced at that time. The loan was unsecured and non-interesting bearing. At the end of June 2006, the Group paid $2.5 million to Everease and they remitted this fund to Weiqiang Jiang on our behalf to repay the loan outstanding.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
19. Restricted Net Assets
     Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as a general reserve fund. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer a portion of their net assets to Focus Media Holding in the form of dividends, loans or advances, which restricted portion amounted to approximately $223,386,461 as of December 31, 2006.
20. Subsequent Event
     In January and February 2007, the Group acquired five companies which provide in-elevator poster frame advertising services. The purchase consideration for each of these five entities is contingent upon the achievement of certain earning targets over the next one to three fiscal years. The Group made an advance payment of $6.2 million, which will be deducted from the contingent purchase price consideration.
     In March 2007, the Group acquired five companies which provide mobile handset advertising services. The purchase consideration for each of these five entities is contingent upon the achievement of certain earnings target over the next 12 months to 25 months. The Group made an advance payment of $8.7 million, which will be deducted from the contingent purchase price consideration.
     In March 2007, the Group acquired a billboard advertising company. The purchase consideration is contingent upon the operating results over the next three years. The Group made an advance payment of $3 million, which will be deducted from the contingent purchase price consideration.
     In March 2007, the Group completed the acquisition of Allyes Information Technology Company Limited, or Allyes, a Cayman Islands company, which operates an Internet advertising marketing agency and technology services company through its PRC affiliated entities. Allyes is the largest Internet advertising agency and provider of Internet advertising technology in China. The purchase price consideration was $70 million in cash and 19,969,080 ordinary shares having a fair value of $154,281,112, or $7.726per ordinary share. Framedia achieved certain earnings targets for the year ended December 31, 2006 and, as a result, on June 15, 2007 the Group issued 35,830,622 ordinary shares as additional purchase consideration. The fair value of the ordinary shares was based on the average market price of Focus Media Holding’s common shares over the three days before, the day of and three days after the terms of the acquisition were agreed to and announced. Additional consideration of 9,662,458 ordinary shares is issuable, contingent upon Allyes meeting certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008.
     The aggregate purchase price, excluding contingent consideration, of $224,698,474 consisted of the following:

Cash consideration	$70,000,000
Other acquisition costs	417,362
Value of the ordinary shares issued	154,281,112

Total consideration	$224,698,474

     The purchase price has been preliminarily allocated as follows:

		Amortization
		period
Net tangible assets acquired	$25,415,921
Intangible assets:
Acquired technology	11,832,000	6 years
Customer relationship	10,249,000	7 years
Other	2,373,729	1-7 years
Goodwill	171,664,220	N/A

Total	$224,698,474

     In the second quarter of 2007, the Group completed acquisitions of eight companies which primarily provide mobile handset advertising, Internet advertising and outdoor billboard advertising services, for an aggregate purchase considerations of approximately US$7.5 million plus additional consideration contingent upon the achievement of certain earnings targets over the next one to three fiscal years. The Group also made an advance payment of US$16.3 million, which will be deducted from the contingent purchase price consideration.
     In June 2007, the Group issued 35,830,619 ordinary shares as additional purchase consideration to ex-shareholders of Framedia because it achieved certain earnings targets for the year ended December 31, 2006.
     In June 2007, the Group issued 1,500,000 ordinary shares as additional purchase consideration to ex-shareholders of Dotad because it has met its earning targets in the first year it was acquired.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Holding Limited
The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership
Focus Media (China) Holding Ltd.	Hong Kong	100%
Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
	British Virgin Islands
Perfect Media Holding Ltd.	(“BVI”)	100%
Focus Media Qingdao Holding Ltd.	BVI	100%
Focus Media Dalian Holding Ltd.	BVI	100%
Focus Media Changsha Holding Ltd.	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd.	PRC	100%
New Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Sorfari Holdings Limited	BVI	100%
Focus Media Tianjin Limited	BVI	80%
Capital Beyond Limited	BVI	100%
Shanghai New Focus Media Advertisement Co., Ltd.	PRC	90%
Shanghai New Focus Media Agency Co., Ltd.	PRC	90%
Shanghai Focus Media Defeng Advertisement Co., Ltd.	PRC	90%
Shanghai Focus Media Baiwang Advertising Co., Ltd.	PRC	70%
Shanghai Focus Media Xiangkun Advertising Co., Ltd.	PRC	70%
Infoachieve Limited	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd.	PRC	100%
Target Media Holdings Limited	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd.	PRC	100%
Dotad Holdings Limited	BVI	100%
ProfitBest Worldwide Limited	BVI	100%
Wiseglobal Investments Limited	BVI	100%
Summitworld Limited	BVI	100%
Newking Investment Limited	BVI	100%
Surge Zhenghe Holding Limited	BVI	100%
Speedaccess Limited	BVI	100%
Peakbright Group Limited	BVI	100%
Homesky Investment Limited	BVI	100%
Bestwin Partners Limited	BVI	100%
Glomedia Holdings Limited	BVI	100%
Appreciate Capital Ltd.	BVI	70%
Richcrest Pacific Limited	BVI	100%
Wealthstar Holdings Limited	BVI	100%
Highmark Asia Limited	BVI	100%
Plentiworth Investment Limited	BVI	100%
Directwealth Holdings Limited	BVI	100%
Better off Investments Limited	BVI	100%
Topstart Holdings Limited	BVI	100%
Vast Well Development Limited	BVI	100%
Crownsky Limited	BVI	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement
The following table sets forth information concerning Focus Media Advertisement’s subsidiaries each of which is incorporated in China:

	Focus Media
	Advertisement’s
	Ownership		Region of
	Percentage		Operations	Primary Business
Shanghai Focus Media Advertising Co., Ltd.	90.0%	(1)	Shanghai	Advertising agency

Shanghai Perfect Media Advertising Agency Co., Ltd.	90.0%	(1)	Shanghai	Advertising company that operates advertising services network on shoe-shining machines

Qingdao Fukesi Advertisement Co., Ltd.	90.0%	(1)	Qingdao	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Changsha Focus Media Shiji Advertisement Co., Ltd.	90.0%	(1)	Changsha	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Dalian Focus Media Advertising Co., Ltd.	90.0%	(1)	Dalian	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Qianjian Advertising Co., Ltd.	90.0%	(1)	Shanghai	Operation and maintenance of out-of-home television advertising network in banking locations

Guangzhou Framedia Advertising Company Ltd.	90.0%	(1)	Guangzhou	Operation and maintenance of out-of-home television advertising network

Zhuhai Focus Media Culture and Communication Company Ltd.	90.0%	(1)	Zhuhai	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Focus Media Digital Information Technology Co., Ltd.	10%	(3)	Shanghai	Technical and business consultancy

Shenzhen Bianjie Building Advertisement Co., Ltd.	90.0%	(2)	Shenzhen	Operation and maintenance of frame advertising network

Hebei Tianma Weiye Advertising Company Ltd.	90.0%	(2)	Hebei	Operation and maintenance of out-of-home television advertising network (former regional distributor)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

Focus Media
Advertisement’s
	Ownership	Region of
	Percentage	Operations	Primary Business
Xiamen Focus Media Advertising Company Ltd.	90.0% (2)	Xiamen	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Sichuan Focus Media Advertising Communications Co., Ltd.	90.0% (3)	Chengdu	Operation and maintenance of out-of-home television advertising network

Shanghai New Structure Advertisement Co., Ltd.	90.0% (2)	Shanghai	Technical and business consultancy for poster frame network

Shanghai Framedia Advertising Development Co., Ltd.	90.0% (2)	Shanghai	Operation and maintenance of advertising poster frame network

Guangzhou Shiji Shenghuo Advertisement Co., Ltd.	90.0% (2)	Guangzhou	Operation and maintenance of advertising poster frame network

Hefei Fukesi Advertising Co. Ltd.	90.0% (2)	Hefei	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Jinan Focus Media Advertising Co., Ltd.	90.0% (2)	Jinan	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenzhen E-Times Consulting Co., Ltd.	90.0% (2)	Shenzhen	Operation and maintenance of advertising poster frame network

Shanghai Target Media Co., Ltd.	90.0% (2)	Shanghai	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Shenyang Target Media Ltd.	90.0% (2)	Shenyang	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Fuzhou Hengding United Media Ltd.	90.0% (2)	Fuzhou	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

Focus Media
Advertisement’s
	Ownership	Region of
	Percentage	Operations	Primary Business
Beijing Focus Media Wireless Co., Ltd.	90.0% (2)	Beijing	Operation of mobile handset advertising service network

Guangzhou Feisha Advertisement Co., Ltd.	90.0% (2)	Guangzhou	Operation and maintenance of out-of-home television advertising network (former regional distributor)

DongGuan Focus Media Advertisement & Communications Co., Ltd.	90.0% (2)	Dongguan	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai FengJing Advertisement & Communications Co., Ltd.	95.0% (2)	Shanghai	Operation and maintenance of out-of-home television advertising network (former regional distributor)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

Focus Media
Advertisement’s
	Ownership	Region of
	Percentage	Operations	Primary Business

Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	85.0% (2)	Zhengzhou	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shijiazhuang Focus Media HuiHuang Business Advertisement Co., Ltd.	90.0% (2)	Shijiazhuang	Operation and maintenance of advertising poster frame network

Nanjing Focus Media Advertising Co., Ltd.	90.0% (3)	Nanjing	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Yunnan Focus Media Co., Ltd.	89.5% (2)	Kunming	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Tianjin Focus Tongsheng Advertising Company Ltd.	80.0% (2)	Tianjin	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	80.0% (2)	Hangzhou	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Wuhan Geshi Focus Media Advertising Co., Ltd.	75.0% (2)	Wuhan	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xian Focus Media Advertising & Information Company Ltd.	70.0% (3)	Xian	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenyang Focus Media Advertising Co., Ltd.	70.0% (3)	Shenyang	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Fuzhou Focus Media Advertising Co., Ltd.	70.0% (3)	Fuzhou	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	60.0% (2)	Chongqing	Operation and maintenance of out-of-home television advertising network (former regional distributor)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

	Focus Media
	Advertisement’s
	Ownership		Region of
	Percentage		Operations	Primary Business

Shanghai On-Target Advertisement Co., Ltd.	60.0%	(3)	Shanghai	Advertising agency

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	70.0%	(3)	Shanghai	Operation and maintenance of out-of-home television advertising network (former regional distributor)

City Billboard (BeiJing) Advertisement Co., Ltd.	75.0%	(3)	BeiJing	Advertising agency

BeiJing YangShiSanWei Advertisement Co., Ltd.	70.0%	(3)	BeiJing	Advertising agency

(1)	The remaining equity interest is held by Jimmy Wei Yu as our nominee holder.

(2)	The remaining equity interest is held by Focus Media Advertising Agency.

(3)	The remaining equity interest in this entity is owned by unrelated third parties.

(4)	The remaining equity interest in this entity is owned by Focus Media Digital.

Additional Information – Financial Statement Schedule 1
FOCUS MEDIA HOLDING LIMITED
     These financial statements have been prepared in conformity with accounting principles generally accepted in the United States
Financial information of parent company
BALANCE SHEETS

		December 31,
	2004	2005	2006
	(In U.S. Dollars, except share data)
Assets
Cash and cash equivalents	$—	$—	$37,483,101
Prepaid expenses and other current assets	—	121,482	151,257
Amounts due from related parties	25,072,466	94,813,430	94,949,887
Acquired intangible assets, net	—	—	6,323,076
Investments in subsidiaries and affiliates	23,806,034	96,877,616	925,981,259

Total assets	$48,878,500	$191,812,528	$1,064,888,580

Liabilities, mezzanine equity and shareholders’ equity (deficiency)
Current liabilities:
Accrued expenses and other current liabilities	1,178,545	397,877	14,144,589

Total current liabilities	1,178,545	397,877	14,144,589

Mezzanine equity
Series A convertible redeemable preference shares ($0.00005 par value; 41,967,400 shares authorized and 41,967,400, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	6,295,110	—	—
Series B convertible redeemable preference shares ($0.00005 par value; 48,191,600 shares authorized and 48,191,600, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	12,062,696	—	—
Series C-1 convertible redeemable preference shares ($0.00005 par value; 34,054,000 shares authorized and 34,054,000, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	17,500,350	—	—
Series C-2 convertible redeemable preference shares ($0.00005 par value; 34,053,400 shares authorized and 34,053,400, nil and nil shares issued and outstanding in 2004, 2005 and 2006, respectively)	17,415,000	—	—
Shareholders’ equity (deficiency)
Ordinary shares ($0.00005 par value; 885,516,600, 19,800,000,000 and 19,800,000,000 shares authorized in 2004, 2005 and 2006; 142,464,600, 378,306,000 and 534,896,873 shares issued and outstanding in 2004, 2005 and 2006, respectively)	7,124	18,916	26,745
Additional paid-in capital	5,981,154	177,419,761	709,196,246
Acquisition consideration to be issued	—	—	237,879,480
Deferred share-based compensation	(969,959)	(246,569)	—
Retained earnings (accumulated deficit)	(10,550,414)	12,997,237	96,194,969
Accumulated other comprehensive income (loss)	(41,106)	1,225,306	7,446,551

Total shareholders’ equity (deficiency)	$(5,573,201)	$191,414,651	$1,050,743,991

Total liabilities, mezzanine equity and shareholders’ equity (deficiency)	$48,878,500	$191,812,528	$1,064,888,580

Financial Information of parent company
STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2004	2005	2006
	(In U.S. dollars)
Net revenues:	$—	$—	$719,978

Cost of revenues:	—	—	146,943

Gross profit	—	—	573,035

Operating expenses:
General and administrative	461,183	1,300,511	7,894,125
Selling and marketing	27,528	43,317	2,090,387
Amortization of acquired intangible assets	—	—	79,377

Total operating expenses	488,711	1,343,828	10,063,889

Loss from operations	(488,711)	(1,343,828)	(9,490,854)

Interest income	—	—	791,669
Other expense	—	(7,339)	(44,755)
Equity in earnings of subsidiaries and equity affiliates	12,553,750	24,898,818	91,941,672
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	(11,692,287)	—	—

Income (loss) before income taxes	372,752	23,547,651	83,197,732
Income tax expenses	—	—	—

Net income (loss)	372,752	23,547,651	83,197,732
Deemed dividend on Series A convertible redeemable preference shares	(8,308,411)	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191,442)	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	(13,356,087)	—	—
Premium of Series B convertible redeemable preference shares	12,906,774	—	—

Income (loss) attributable to holders of ordinary shares	$(10,576,414)	$23,547,651	$83,197,732

Financial Information of parent company
STATEMENTS OF CASHFLOWS

	For the year ended December 31
	2004	2005	2006
	(In U.S. dollars)
Operating activities:
Income (loss) attributable to holders of ordinary shares	$(10,576,414)	$23,547,651	$83,197,732
Deemed dividend on Series A convertible redeemable preference shares	8,308,411	—	—
Deemed dividend on Series B convertible redeemable preference shares	2,191,442	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	13,356,087	—	—
Premium relating to Series B convertible redeemable preference shares	(12,906,774)	—	—

Net income (loss)	372,752	23,547,651	83,197,732
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	488,711	726,503	8,367,406
Amortization of intangibles			80,039
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	11,692,287	—	—
Equity in earning of subsidiaries	(12,553,750)	(24,898,818)	(91,941,672)
Changes in assets and liabilities:
Prepaid expenses and other current assets	—	(121,482)	(29,775)
Amounts due from related parties	(23,915,404)	(69,740,965)	(136,456)
Accrued expenses and other current liabilities	1,178,545	(780,665)	9,239,041

Net cash used in operating activities	$(22,736,859)	$(71,267,776)	$8,776,315

Investing activities:
Investments in subsidiaries and affiliates	(6,741,485)	(8,208,870)	(124,508,517)
Deposit paid to acquire subsidiaries	—	(40,919,530)	(696,228)
Purchase of intangibles	—	—	(3,225,161)

Net cash used in investing activities	$(6,741,485)	$(49,128,400)	$(128,429,906)

Financing activities:
Proceeds from issuance of ordinary shares	—	118,174,130	142,750,893
Proceeds from issuance of ordinary shares pursuant to stock option plans	—	—	15,247,561
Proceeds from issuance of Series B convertible redeemable preference shares (net of issuance costs of $437,304)	12,062,696	—	—
Proceeds from issuance of Series C-2 convertible redeemable preference shares (net of issuance costs of $85,000)	17,415,000	—	—

Net cash provided by financing activities	$29,477,696	$118,174,130	$157,998,454

Effect of exchange rate changes	648	2,222,046	(861,762)

Net increase in cash and cash equivalents	—	—	37,483,101
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$37,483,101