Form 20-F
period 2007-12-31
Focus Media Holding LTD
filed 2008-05-06
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Commission file number 001-
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road, Shanghai 200050, PRC
(Address of Principal Executive Offices)
Contact Person: Mr. Daniel Wu
Chief Financial Officer
Phone: +86 21 3212 4661
Facsimile: +86 21 5240 0228
Address: 28-30/F, Zhaofeng World Trade Building
369 Jiangsu Road, Shanghai 200050, P.R.C.
*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
643,144,062 Ordinary Shares

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
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐           Item 18☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes ☐           No☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
     Yes ☐           No☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2007

SUPPLEMENTAL INFORMATION
     In this annual report, unless otherwise indicated:
•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value $0.00005, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•	“Framedia” refers to Infoachieve Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•	“Target Media” refers to Target Media Holdings Limited and its consolidated subsidiaries and affiliates, which we acquired in February 2006;

•	“Focus Media Wireless” refers to Dotad Media Holdings Limited, and its consolidated subsidiary and affiliate, which we acquired in March 2006 and renamed Focus Media Wireless;

•	“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007;

•	“CGEN” refers to CGEN Digital Media Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in January 2008; and

•	This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, and as of December 31, 2006 and 2007.
     We and certain selling shareholders of our company completed an initial public offering on July 19, 2005, and our ADSs have been listed on the Nasdaq National Market, or Nasdaq, under the symbol “FMCN” since July 13, 2005.
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to complete acquisitions we have entered into and costs related to and potential liabilities resulting from completing such acquisitions and integrating the acquired companies into our business;

•	achieving anticipated or potential synergies with companies we acquire or have acquired, including Framedia, Target Media, Focus Media Wireless, Allyes and CGEN;

•	our plans to expand our advertising network into new cities and regions in China and diversify into new networks and advertising channels such as airports, hospitals and other possible commercial locations;

•	the growth or acceptance of our in-store network, our outdoor LED network, Framedia’s poster frame network, our movie theater advertising network, our wireless advertising services network and our online advertising services business;

•	our plan to develop our business into a multi-platform out-of-home advertising network, including through operation of Focus Media Wireless’s mobile phone network advertising services and through Internet advertising channels such as through Allyes;

•	our plan to identify and create additional advertising channels that target specific consumer demographics, which could allow us to increase our advertising revenue, including Internet advertising channels;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended, and Form F-3 as amended; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared by including the financial statements of Focus Media Advertisement, formerly Aiqi Advertising, through May 2003 and our consolidated financials, which include the consolidation of Focus Media Advertisement as a variable interest entity, thereafter and presented in accordance with U.S. GAAP. Our consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007 and our consolidated balance sheets as of December 31, 2005, 2006 and 2007 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this annual report.
     Our selected consolidated financial information for the years ended December 31, 2003 and 2004 have been derived from Focus Media Advertisement audited consolidated financial statements, which are not included in this annual report.
     Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects”.
     Prior to May 2003, we operated as an advertising agency, the operations and services of which differ markedly from our current business. As an advertising agency, we assisted media companies in selling their advertising time or space to companies seeking to advertise in exchange for a commission. In May 2003, we ceased acting as an advertising agency and commenced our current business as an operator of an out-of-home advertising network, consisting first of our commercial location network. In April 2005, we commenced commercial operations of our in-store network and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless. In March 2007, we acquired Allyes. In January 2008, we acquired CGEN,

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Selected Consolidated Statements of Operations Data:
Gross revenues	$3,671	$29,109	$73,419	$231,186	$543,879
Net revenues:
Commercial location network(1)	$3,369	$26,321	$61,435	$132,061	$220,683
In-store network(1)	—	—	5,469	26,907	27,444
Poster frame network(1)	—	—	—	40,904	85,472
Mobile Handset Advertising network(1)	—	—	—	10,101	46,909
Internet advertising	—	—	—	—	124,938

Advertising service revenue(1)	3,369	26,321	66,904	209,973	505,446

Other revenues	389	2,889	1,325	1,932	1,114

Total net revenues	3,758	29,210	68,229	211,905	506,560
Cost of revenues:

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Net advertising service cost:
Commercial location network	1,566	6,804	18,325	42,836	79,625
In-store network	—	—	7,423	18,106	23,502
Poster frame network	—	—	—	13,621	28,086
Mobile Handset Advertising Network	—	—	—	6,052	23,193
Internet advertising	—	—	—	—	93,238

Advertising service cost	1,566	6,804	25,748	80,615	247,644
Other costs	275	1,934	976	765	798

Total cost of revenues	1,841	8,738	26,724	81,380	248,442
Gross profit	1,917	20,472	41,505	130,525	258,118
Operating expenses:
General and administrative	985	3,988	9,120	25,723	49,456
Selling and marketing	407	3,473	9,599	25,762	69,931
Other operating income	—	—	—	(1,338)	(5,124)

Total operating expenses	1,392	7,519	18,719	50,147	114,263

Income from operations	525	12,953	22,786	80,378	143,855
Interest income net	1	10	1,762	4,255	9,752
Other income (expenses), net	(9)	(4)	(161)	(287)	2,568
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(11,692)	—	—	—

Income before income taxes and minority interest	517	1,267	24,387	84,346	156,175
Total income taxes	482	908	694	1,044	11,045
Minority interest	(8)	(13)	145	105	694
Equity loss of affiliates	(18)	—	—	—	—

Net income	$25	$372	$23,548	$83,197	$144,436

	For the year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Deemed dividend on Series A convertible redeemable preference shares(2)	—	(8,308)	—	—	—
Deemed dividend on Series B convertible redeemable preference shares(2)	—	(2,191)	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares(2)	—	(13,356)	—	—	—
Premium of Series B convertible redeemable preference shares	—	12,906	—	—	—
Income (loss) attributable to holders of ordinary shares	$25	$(10,577)	$23,548	$83,197	$144,436

Income (loss) per share — basic	$0.00	$(0.07)	$0.09	$0.16	$0.24

Income (loss) per share — diluted	$0.00	$(0.07)	$0.06	$0.16	$0.24

Shares used in calculating basic income per share	144,657,600	160,998,600	252,128,545	505,411,079	590,387,396

Shares used in calculating diluted income per share	144,657,600	160,998,600	365,938,094	521,536,381	608,326,450

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars, except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$716	$22,669	$36,653	$164,611	$450,416
Other current assets(3)	1,902	12,713	104,988	78,712	431,043
Non-current assets(4)	2,688	21,033	70,713	862,919	1,258,079
Total assets	5,306	56,415	212,354	1,106,242	2,139,538
Total current liabilities	4,119	8,634	20,694	51,837	276,287
Total non-current liabilities	—	—	—	3,303	6,394
Total liabilities	4,119	8,634	20,694	55,140	282,681
Minority interest	4	81	245	358	1,913
Mezzanine equity	—	53,273	—	—	—

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars, except share data)
Ordinary shares (200,000,000, 142,464,600, 378,306,000, 534,896,873,and 640,230,852 shares issued and outstanding in 2003, 2004, 2005, 2006 and 2007, respectively)	10	7	19	27	32
Other shareholders’ equity (deficiency)	1,173	(5,580)	191,396	1,050,717	1,854,912
Total shareholders’ equity (deficiency)	$1,183	$(5,573)	$191,415	$1,050,744	$1,854,944

	As of December 31,
	2005	2006	2007
Selected Operating Data:
Number of displays in our commercial location network:
Our direct cities	45,049	80,263	107,533
Our regional distributors(5)	3,177	5,197	4,765
Total	48,226	85,460	112,298
Number of displays in our in-store network(6)	27,849	38,742	49,452
Number of stores in our in-store network(6)	4,130	3,898	4,063
Number of installed frames in our poster frame network(7)	—	99,784	190,468

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $6.0 million, $13.6 million and $19.9 million in 2005, 2006 and 2007, respectively. Business tax on advertising service revenue for our in-store network amounted to $2.8 million and $2.8 million in 2006 and 2007, respectively. Business tax on advertising service revenue for our poster frame network amounted to $4.0 million and $7.9 million for 2006 and 2007, respectively. Business tax on advertising service revenue for our mobile handset advertising network amounted to $0.8 million and $1.6 million in 2006 and 2007, respectively. Business tax for our Internet advertisings service revenue amounted to $5.0 million in 2007. Business tax includes business tax ranging from 3% to 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue.

(2)	We are no longer required to record deemed dividends prospectively following conversion at the closing of our initial public offering of our Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares.

(3)	Other current assets are equal to total current assets less cash and cash equivalents.

(4)	Non-current assets are equal to total assets less total current assets.

(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(6)	As we completed our acquisition of CGEN on January 2, 2008, operating data for our in-store network as of December 31, 2007 does not include data from CGEN’s business and operations.

(7)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
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
     The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB7.2946, which was the prevailing rate on December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. DOLLAR NOON BUYING RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8087
2007	7.6072	7.8127	7.2946	7.2946
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.
Risks Relating to Our Business and Industry
We have been named as a defendant in certain purported shareholder class action lawsuits that could have a material adverse impact on our operating results and financial condition.
     We are currently a defendant in ongoing lawsuits as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from these lawsuits could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business.
We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

     We began operations of our commercial location network in May 2003. In addition, we have operated our in-store network since April 2005 and acquired and began to operate our poster frame network from January 2006 under the brand name “Framedia”. In March 2006, September 2006 and March 2007, respectively, we added a mobile handset advertising network, an outdoor LED billboard advertising network, a movie theater advertising network and an Internet advertising services network to our business. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our use of audiovisual advertising displays in commercial buildings, hypermarkets, supermarkets and convenience stores and other out-of-home commercial locations and our use of advertising poster frames in residential complexes, SMS-, MMS- and WAP-based mobile handset advertising and Internet advertising services as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects.
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
     Demand for advertising time slots and advertising frame space on our networks, and the resulting advertising spending by our clients, is particularly sensitive to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our networks for a number of reasons, including:
•	a general decline in economic conditions;

•	a decline in economic conditions in the particular cities where we conduct business;

•	a decision to shift advertising expenditures to other available advertising media;

•	a decline in advertising spending in general; or

•	a decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenue from our advertising services, and our financial condition and results of operations.
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
     Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. In 2006, our location costs accounted for 66.2% of our cost of revenues and 24.3% of our total revenues, respectively. For 2007, our location costs accounted for 40.9% of our cost of revenues and 20.0% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

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
Our acquisitions of Framedia, Target Media, Focus Media Wireless, Allyes, CGEN, any smaller acquisitions we have made, and any future acquisitions may expose us to potential risks and have an adverse effect on our ability to manage our business.
     Selective acquisitions, such as our recent acquisitions of Framedia, Target Media, Focus Media Wireless, Allyes, CGEN as well as smaller acquisitions, form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services or products that are complementary to our core business. Our integration of the acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of Framedia, Target Media, Focus Media Wireless, Allyes, CGEN and other smaller acquisitions into our operations have required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.
     The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our recent acquisitions and possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and advertising clients as a result of our integration of new businesses and new regulations governing cross-border investment by PRC residents. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring Framedia, Target Media, Focus Media Wireless, Allyes, CGEN and other companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.
There may be unknown risks inherent in our acquisitions of Framedia, Target Media, Focus Media Wireless, Allyes, CGEN and smaller acquisitions we have made.
     Although we have conducted due diligence with respect to the major acquisitions we have undertaken and undertake, we may not be aware of all of the risks associated with the targets of such acquisitions including Framedia, Target Media, Focus Media Wireless, Allyes, CGEN and other smaller acquisitions we have made. Any discovery of adverse information concerning Framedia, Target Media, Focus Media Wireless, Allyes, CGEN or other company we have acquired since we acquired these entities could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.
Our strategic alliances and partnerships may not succeed or yield the benefits we anticipated, which could materially and adversely affect our business and results of operations.
     We have recently entered into strategic alliances and partnerships with other companies, including Yanhuang Health Media Limited and Dentsu Group, and we may continue to enter into additional alliances and partnerships in the future. However, we cannot assure you that these alliances and partnerships will succeed or result in the benefits we anticipated when we entered into them. For instance, under the terms of our alliance with Yanhuang Health Care, we transferred ownership and operation of the LED displays from the healthcare channel portion of our commercial location network to Yanhuang Health Care. Accordingly, we cannot control Yanhuang Health Care’s management and operation of the healthcare channel or ensure that they will be able to successfully attract advertising customers as we might were we in direct control of that channel. If the strategic alliances and partnerships we have entered into, or may in the future enter into, do not succeed, our business and results of operations could be materially adversely affected.
Our recent entry into mobile handset advertising and Internet advertising services through our acquisitions of Focus Media Wireless, Allyes and other smaller acquisitions, respectively, may expose us to risks associated with operating in the telecommunications and Internet industries in China which could materially affect our financial condition or results of operation.
     In March 2006, we completed our acquisition of Focus Media Wireless, which operates a mobile handset WAP-based advertising service over China Mobile’s and China Unicom’s mobile telecommunications networks. As a result, we now operate a portion of our advertising network on mobile telecommunications networks and are subject to risks associated with operations in the telecommunications sector in China. In addition, in March 2007, we acquired Allyes, which operates an Internet advertising agency and service technology business. We have also made a number of smaller acquisitions in the mobile handset and Internet advertising areas. Our operation of the Internet advertising business subjects us to risks associated with operations in the Internet sector in China. These potential risks include:
•	loss or deterioration of our relationship with China Mobile or China Unicom, the two primary mobile telecommunications operators in China that currently provide wireless value-added services to mobile phone users;

•	loss or deterioration of our relationship with Internet service providers who use our WAP-based advertisement platform;

•	failure to reach traditional advertisers and to take advantage of marketing networks through our existing business;

•	changes in operating policies or guidelines by mobile telecommunications operators applicable to all wireless value-added service providers using their platforms or which restrict content supplied by others to us;

•	if regulations changes in the future, regulation of the telecommunications sector in China that could impose burdensome approval, licensing, technical or other requirements on value-added service providers such as advertising companies that sell advertising time on mobile telecommunications networks;

•	a decision by either or both China Mobile and China Unicom to directly enter into the WAP-based advertising business or other businesses directly competing with us;

•	consumer dissatisfaction with, or any related regulations restricting, the use or “pushing” of unsolicited advertisements, commonly known as “spam”;

•	the performance and reliability of the Internet infrastructure; and

•	the continued growth of the Internet and e-commerce industries.
     Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It has been reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It has also been reported that the MII, together with other national authorities, is drafting new regulations governing the short messaging business, and that the new regulations are expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user.
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
     As of December 31, 2007, we covered approximately 40 out of the approximately 90 cities where we provide our commercial location network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media” brand name and logo. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
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
     We purchase ad space and then serve our clients’ ads into that ad space. We are liable under PRC law to ensure that the content of the ads that we serve is fair and accurate and is in full compliance with applicable law. Additionally, we may be liable to third-parties for content in our clients’ ads that we serve on Web publishers’ websites or deliver through our performance-based advertising network if those ads contain artwork, text or other content that violates third-parties’ copyrights, trademarks, or other intellectual property rights or if the content is defamatory. We typically indemnify Web publishers against liability arising from the content or nature of ads that we serve on their websites. Any claims or counterclaims against us could harm our reputation, be time-consuming, could result in costly litigation and could divert management’s attention.
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
We depend on the leadership and services of Jason Nanchun Jiang, who is our founder, executive chairman and our largest shareholder, and our business and growth prospects may be severely disrupted if we lose his services.
     Our future success is dependent upon the continued service of Jason Nanchun Jiang, our founder, executive chairman and our largest shareholder. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and landlords and property managers of the locations in our network. We do not maintain key-man life insurance for Mr. Jiang. If he was unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement and noncompetition agreement, we may not be able to replace him easily or at all. As a result, our business and growth prospects may be severely disrupted if we lose his services.
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
     Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
     We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition.
If we are unable to adapt to changing regulatory requirements or advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.
     The market for out-of-home advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. Portions of our poster frame network are being upgraded to use digital poster LCD displays. Through our recent acquisition of Focus Media Wireless, we now also provide advertising services to mobile phone users over the mobile phone networks of China Mobile and China Unicom, while Allyes provides online advertising services to advertising customers. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of wireless or broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. The PRC telecom regulatory authorities and operators have tightened up, and are expected to continue to tighten up, regulations relating to advertising services provided through short messaging services to mobile phone users via mobile phone networks. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our digital out-of-home advertising networks mobile handset advertising network or Internet advertising services network.

     PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.
     As an out-of-home advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our out-of-home advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our out-of-home television advertising network each of them operates. In general, the advertisements shown on our out-of-home television advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our out-of-home television advertising networks. Outdoor advertisements must be registered with the local branch of the State Administration for Industry and Commerce, or SAIC, before dissemination, and advertising distributors are required to submit a registration application form and the content of the advertisement to the local SAIC and receive an advertising registration certificate from the local SAIC. Our reputation will be tarnished and our results of operations may be adversely affected if advertisement shown on our out-of-home television advertising networks, poster frame network or outdoor LED network is provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.
     In addition, we commenced operation of our outdoor LED billboard network in April 2006. The placement and installation of LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED billboard subject to a term of use of no more than six years for each LED billboard. If the existing LED billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
     China has also enacted regulations governing telecommunication service providers and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet and telecommunications networks that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. China Unicom and China Mobile also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing inappropriate content, including the imposition of fines and service suspensions. Focus Media Wireless undertakes to the telecommunication operators which grant us access to their mobile phone networks that we will not distribute any advertisements with illegal content. We require the Internet service providers which use our mobile handset advertising platform to provide us the same undertaking, but we cannot completely control the content of their advertisements. If any of the content that we deliver through our mobile handset advertising network is found to violate Chinese laws and regulations or the policies of China Mobile and China Unicom, we could be subject to fines or suspensions.
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
     In addition, if the security of our content management system is breached through the placement of unauthorized compact flash, or CF’ cards in our flat-panel displays and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our advertising network.
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
     We compete with other advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also face competition from other out-of-home television advertising network operators for access to the most desirable locations in cities in China. Individual buildings, hotels, restaurants and other commercial locations and hypermarket, supermarket and convenience store chains may also decide to independently, or through third-party technology providers, install and operate their own flat-panel television advertising screens. Our in-store network faces competition with similar networks operated by domestic out-of-home advertising companies. Our Internet advertising services compete with those provided by domestic and international advertising agencies, including the WPP Group. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, wireless communications, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.
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
We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.
     Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2007, we do not expect to be a PFIC for 2008, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for

2008 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Taxation — United States Federal Income Taxation”.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
     Substantially all of our operations are or will be conducted through Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Framedia Investment and Beijing Dotad Technology Co., Ltd., or Dotad Technology, our indirectly wholly-owned operating subsidiaries in China, Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, New Allyes Information Technology Co., Ltd., or New Allyes Technology, and CGEN Digital Technology (Shanghai) Co., Ltd., or CGEN Digital, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with several of our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations any earlier than two or three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our PRC operating subsidiaries are currently ineligible to apply for the required licenses for providing advertising services in China. Substantially all of our advertising business is currently provided through our contractual arrangements with our PRC operating subsidiaries’ consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including Focus Media Advertisement and its subsidiaries with regard to our out-of-home television networks, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, Focus Media Wireless with regard to our mobile handset advertising network, and seven PRC companies with regard to our online advertising agency business which operate the business of Allyes, and which we refer to as the Allyes operating affiliates. Our PRC operating affiliates are currently owned in each case either (i) by two PRC citizens designated by us or (ii) by two PRC entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates and certain of their respective subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates and their respective subsidiaries directly operate our advertising network. We have been and are expected to continue to be dependent on these PRC operating affiliates and their subsidiaries to operate our advertising business for the foreseeable future. We have entered into contractual arrangements with PRC operating affiliates and their respective subsidiaries, pursuant to which we, through our PRC operating subsidiaries, provide technical support and consulting services to our PRC operating affiliates and their subsidiaries. In addition, we have entered into agreements with our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
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
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our PRC operating affiliates and their respective subsidiaries in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2007, the amount of these restricted portions was approximately $447.6 million. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
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
     In utilizing the proceeds of this offering, as an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
•	loans by us to our foreign invested enterprises to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange or its local counterpart; and

•	loans by us to our PRC operating affiliates or their respective subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with the PRC State Administration of Foreign Exchange or its local counterpart.

     We may also determine to finance our PRC foreign invested enterprises by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because our PRC operating affiliates and their respective subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Business Overview — Regulatory Matters” of Item 4. “Information on the Company” of this annual report. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Investment, Focus Media Advertisement, Dotad Technology, New Allyes Technology or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
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
If tax benefits currently available to us in PRC were no longer available under the new Enterprise Income Taxes (“EIT”) law which became effective on January 1, 2008, our effective income tax rates for our PRC operations could increase.
     We are incorporated in the Cayman Islands where no income taxes are imposed.
     We generated substantially all our net income from our PRC operations. Our China operations are conducted through various subsidiaries and variable interest entities, or VIEs. Prior to January 1, 2008, pursuant to the PRC Income Tax Laws, our subsidiaries and VIEs were generally subject to EIT at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax. Some of the Company’s subsidiaries and VIEs were newly incorporated enterprises engaged in advertising industry which were entitled to a two-year tax exemption holiday, commencing from the first operating year. One of our VIEs, Beijing Focus Media Wireless Co., Ltd., was a qualified new technology enterprise and under PRC Income Tax Laws was subject to a preferential tax rate of 15%, plus a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year.
     The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreigninvested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.
     Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the company obtains the “new and high technology enterprise” status under the new tax law.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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
A new PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.
     On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, requires that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Global Law Offices, advised us that the CSRC approval was not required for this offering. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offerring into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
     The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.
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
     Because our earnings and cash and cash equivalent assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on April 30, 2008 the Renminbi was revalued against the U.S. dollar to approximately RMB6.9870 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq National Market has ranged from a low of $9.50 to a high of $65.88 per ADS and the last reported sale price on May 1 was $38.64. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
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
We have in the past failed to comply with Nasdaq Marketplace Rules, including the timely filing of our annual report and maintaining a majority of independent directors on our board of directors.
     Our failure to timely file our 2006 annual report on Form 20-F subjected us to delisting review by the Nasdaq Listing Qualifications Panel. See “—Our failure to timely file the 2006 annual report on Form 20-F as a result of allegations raised by an anonymous investor holding a short position in our ADSs may subject us to shareholder litigation and delisting review, either of which may materially and adversely affect our business”. In addition, in the past we previously failed to maintain a majority of independent directors on our board of directors, which put us out of compliance with Nasdaq Marketplace Rule 4350. See “Management”. On October 4, 2007, we received a letter from

Nasdaq Listing Qualifications notifying us that we had regained compliance with all Nasdaq listing qualifications by filing our annual report for 2006.
     Our historical failure to comply with Nasdaq Marketplace Rules has on one occasion subjected us to delisting review. If for any reason we fail to maintain compliance with Nasdaq Marketplace Rules in the future, we could be subject to additional delisting procedures and sanctions, which could affect our reputation and the market value of our securities, and could result in shareholder litigation, which may divert the attention of our management and force us to expend resources to defend against such claims. Any litigation may have a material and adverse effect on our business and future results of operations.
A significant percentage of our outstanding ordinary shares is beneficially owned by Jason Nanchun Jiang, our founder and chairman, and as a result, he may have significantly greater influence on us and our corporate actions by nature of the size of his shareholdings relative to our public shareholders.
     Jason Nanchun Jiang beneficially owns approximately 10.55% of our outstanding ordinary shares. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also one of two shareholders of our affiliated PRC entity, Focus Media Advertisement, with which we have contractual arrangements that are essential to our business. The continuing cooperation of Focus Media Advertisement, and its shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
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
Dividends payable by us to our foreign investors may become subject to withholding taxes under PRC tax laws.
     Under the EIT Law and implementation regulations issued by the State Council, interest and dividends payable to foreign investors which are “derived from sources within the PRC” are subject to income tax at the rate of 10% by way of withholding. Since we are a holding company and substantially all of our income will come from dividends that we receive from our PRC subsidiaries, dividends that we declare from such income may be deemed “derived from sources within the PRC” for purposes of the EIT Law and therefore subject to a 10% withholding tax.
     The EIT Law also provides that dividend income between “qualified resident enterprises” is exempted income, which may imply that dividends we receive from our PRC subsidiaries would be exempt from tax, but we cannot assure you that we will be able to obtain such treatment for dividends paid to us by our PRC subsidiaries. Moreover, if we are deemed to be a PRC resident enterprise under the EIT law, a foreign investor in us may be able to claim the benefits of any income tax treaty between his or her resident country and China. We cannot assure you, however, that treaty benefits will be available to you (for example with respect to the withholding tax rate on dividends) even if we are deemed a PRC resident enterprise.
     If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADSs holders, the value of your investment in our ADSs may be materially and adversely affected.
Gains on the sales of our shares or ADSs may become subject to PRC income taxes.
     Under the EIT Law and implementation regulations issued by the State Council, our foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” What will constitute “sources within the PRC” and whether or not there will be any exemption or reduction in taxation for our foreign corporate investors, however, are unclear. If our foreign shareholders and ADSs holders are required to pay PRC income tax on the transfers of their shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.
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
     In September 2006, Jason Nanchun Jiang, our chairman, entered into a variable pre-paid forward contract with Credit Suisse, pursuant to which he pledged and monetized 20 million of our ordinary shares held by him.
     During the fourth quarter of 2006, we completed the acquisition of Fengjing Advertisement. We signed a definitive term sheet to acquire 90% of Fengjing Advertisement Company (“Fengjing”) in July 2006 to further expand our outdoor LED network in Shanghai.
     In March 2007, we completed the acquisition of Allyes Information Technology Company Limited, or Allyes, a Cayman Islands company, which operates an Internet advertising marketing agency and technology services company through its PRC affiliated entities. Allyes is the largest Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by a majority of independent commercial websites and ad agencies in China. Under the terms of the agreement, Focus Media acquired a 100% equity stake of Allyes for US$70.0 million in cash and US$155.0 million in the form of Focus Media ordinary shares (valued at US$38.81 per ADS, each of which represents five Focus Media ordinary shares), and an additional payment of up to US$75.0 million in Focus Media ordinary shares (valued at US$38.81 per ADS) contingent upon Allyes meeting certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008. David Zhu, the founder, chairman and chief executive officer of Allyes, signed an employment agreement with Focus Media and remains in his position as chief executive officer of Allyes.
     On November 13, 2007, we and certain of our shareholders, primarily consisting of the former shareholders of Framedia, Dotad and Allyes, completed a public offering and sale of 13,720, 873 ADSs, representing 68,604,365 ordinary shares.
     On January 2, 2008, we completed the acquisition of CGEN Digital Media Company Limited, or CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former CGEN shareholders and the former CGEN shareholders delivered 100% of the equity interest in CGEN to us.
     On March 20, 2008, our executive chairman Jason Jiang purchased 100,000 Focus Media ADSs at an average price of USD 34.19 per ADS in the open market.

     For a description of our principal capital expenditures and divestitures, see “Acquisitions” and “Capital Expenditure” in “Item 5. Operating and Financial Review and Prospects—Acquisitions” and “—B. Liquidity and Capital Resources—Capital Expenditures”.
B. Business Overview
     We are China’s leading multi-platform digital media company, operate the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and also are a leading provider of Internet marketing solutions in China. It is our goal to create the largest multi-platform digital advertising network in China, reaching urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of December 31, 2007, our out-of-home advertising network consists of our digital out-of-home advertising network, our mobile handset advertising network and our Internet advertising services:
Our Digital Out-of-home Advertising Network which focuses on providing out-of-home advertising through LCD flat-panel televisions displays, LED billboards, movie screens, and poster and digital frames, includes our commercial location network, in-store network and poster frame network:
•	our commercial location network, consisting of:
•	our LCD display network—,which refers to our network of flat-panel television displays placed in high-traffic areas of commercial and public buildings marketed to advertisers as a network or as seven separate channels targeting different types of consumers—our premier A and B office building channels, travel, fashion, elite, IT mall and, though our strategic investment in Yanhuang Health Media Limited, healthcare channels;

•	our outdoor LED billboard network, which refers to our network of leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai; and

•	our movie theater advertising network, which refers to our right to sell advertising time on movie screens for the three minutes prior to movie screenings at movie theaters in China.
•	our in-store network, which refers to our network of flat-panel television displays placed in specific product areas inside stores with high-traffic concentrations such as selected consumer product sections, the main aisles and check-out lines in large-scale chain retail stores, or hypermarkets, as well as inside selected supermarkets and convenience stores; and

•	our poster frame network, which refers to our network of traditional and digital advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia;
Our Mobile Handset Advertising Network, which refers to our mobile handset advertising services using wireless access protocol-, or WAP, short messaging service, or SMS, and mixed messaging services, or MMS, offered on the mobile telecommunications networks of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom; starting in April 1, 2008, we now send advertising to consumers only with their explicit consent and now focus our mobile advertising business on a “pull”, rather than “push” advertising services model ; and
Our Internet Advertising Services Network, which refers to our Internet advertising agency and advertising services technology, including performance-based software suites.

We derive revenue principally by:
•	selling advertising time slots on our commercial location, in-store, outdoor LED and movie theater networks, which we refer to collectively as our out-of-home television advertising networks;

•	selling frame space on our poster frame network;

•	through March 31, 2008, selling advertisements on our WAP-based mobile handset advertising network, and starting April 1, 2008, providing advertising services to customers who provide mobile content to handset users; and

•	following our acquisition of Allyes in March 2007, providing advertising agency and technology services for on-line advertising through Allyes.
     A majority of the content displayed on our commercial location and in-store networks consists of advertisements which are broadcast repeatedly approximately 60 times throughout a day. Advertisements on our outdoor LED billboard network are broadcast repeatedly approximately 120 times throughout a day.
     Our poster frame network consists of advertising poster frames placed in elevators and public areas in residential complexes and commercial locations. Our advertising posters include both traditional printed posters as well as digital LCD poster frames with integrated sound, all-angle and remote control technologies. Generally two or three advertising poster frames can be placed in each elevator.
     Our Internet advertising services network, which we acquired through our acquisition of Allyes in March 2007, uses proprietary software applications to provide online ad publishing, creative production, tracking, targeting, and performance analysis. We also provide performance-based online advertising services providing advertisers with pay by CPA (cost-per-action), directly link advertising cost with performance. Our Internet advertising services network has integrated advertising resources from over 5,000 popular websites, making it the largest performance-based online advertising network in China.
     Our five largest advertising clients in terms of revenue, which include leading international and domestic brand name advertisers, were China Mobile, Dong Feng Auto (including joint venture brands with Toyota and Peugeot), ,Mazda, Meng Niu Diary and Toyata, which together accounted for approximately 9.4% of our revenue in 2007.
     Our network has the following key features:
•	Substantially all of the content we broadcast or place on our digital out-of-home advertising network consists of advertisements.

•	The advertising cycle on our commercial location network consists of advertising content broadcast repeatedly and is sold to advertising clients according to advertising packages purchased from us, and for three minutes before the screening of each showing of a film in the case of our movie theater advertising network.

•	The advertising cycle of our out-of-home television advertising networks is broadcast repeatedly for approximately twelve-hours per day.

•	The majority of our flat-panel displays contain LCD screens, while the remainder contains larger-sized plasma or LCD screens.

•	Over 190,000 450 mm x 600 mm advertising poster frames, including approximately 10,000 digital poster frames have been installed in elevators on our poster frame network.

•	Approximately 200 5’ x 5’ LED digital billboards that we lease from a third party and that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.

•	An Internet advertising services network that offers performance-based advertising services and Internet advertising publishing software suites.
     Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2007, we operated our commercial location network directly in over fifty major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2007, we covered approximately 40 additional cities through contractual arrangements with regional distributors. Between January 1, 2006 and December 31, 2007, the number of displays in our commercial location network increased from 85,460 to 112,298. As of December 31, 2007, our outdoor LED billboard network consisted of over 200 leased 5’ x 5’ digital billboards placed along curbsides in high-pedestrian traffic areas in Shanghai and 1,500 square foot digital LED billboard operated on a boat navigating roundtrip along the bund area in Shanghai. In addition, as of the same date, the installed base of our hypermarkets network was 1,398 stores. Our in-store network also covered 638 supermarkets and 2,027 convenience stores as of December 31, 2007. The number of displays installed in our in-store network increased to 49,452 as of December 31, 2007. The total number of non-digital frames available for sale on our poster frame network was 179,649 as of December 31, 2007. In addition, as of December 31, 2007, we had installed 10,819 digital frames on our poster frame network, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.
     The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006	2007	2007	2007	2007
Commercial location network:
Number of displays:
Our direct cities	71,230	69,446	68,723	80,263	83,256	85,010	90,375	107,533
Our regional distributors(1)	3,779	3,712	5,290	5,197	4,010	4,677	5,023	4,765

Total	75,009	73,158	74,013	85,460	87,296	89,687	95,398	112,298

In-store network:
Number of displays in our in- store network	33,765	35,511	36,387	38,742	40,736	41,322	43,315	49,452

Number of stores in our in-store network	5,218	4,174	3,894	3,898	3,935	3,995	4,041	4,063

Poster Frame Network:
Number of frames installed in our poster frame network (2)	74,353	82,200	95,878	99,784	124,542	161,435	170,605	190,468

(1)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(2)	Includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
Our Competitive Strengths
     We believe we have the following competitive strengths:
Effective and Focused Advertising Network Accepted by Both Advertisers and Consumers.
     Since commencing our current business operations in May 2003, we have created an advertising network that:

•	Targets Segmented Consumer Groups. Our flat-panel displays, LED billboards and poster frames are primarily placed in venues that have a high concentration of consumers with higher-than-average disposable incomes or that have a high concentration of consumers who are likely to be interested in particular types of products and services. As a result, our network enables advertisers to target consumers with demographic profiles attractive to them. Moreover, our network allows advertisers to further segment these consumers through separate specified advertising channels, such as our premier A and B office building, travel, fashion, elite, IT mall, and, through our strategic alliance with Yanhuang Health Media Limited, healthcare channels, which are marketed as stand-alone channels of our commercial location network. Because our network is able to target specific consumer groups, it allows advertisers to more cost-effectively reach consumers with demographic profiles desirable to them.

•	Reaches Captive Viewers in Low Distraction Environments. Our displays are placed in lobbies, near elevator banks, in elevators, on high-traffic urban curbsides and in other environments where there are few broadcast or display media competing for viewers’ attention, which we believe increases the effectiveness of our network.

•	Tailored advertising solutions. Through the various media platforms and specialized channels on our network, we are able to offer tailored advertising solutions to our customers to enable them to target the consumers and locations that are most important to them. For example, we are increasingly providing custom advertising packages to our customers that focus exclusively on a certain suite of buildings, networks and channels accordingly to their requests and needs.
     We believe these characteristics and advantages of our business model have made us an effective and well-accepted alternative advertising medium with a strong market position that enables us to compete successfully in China’s advertising market.
The Largest Digital Out-of-home Advertising Network in China with Nation-wide Coverage
     We believe we operate the largest digital out-of-home advertising network in China based on the number of locations and the number of displays in our network. As of December 31, 2007, we operated:
•	107,533 flat-panel displays installed in over 90 cities in China, and through our regional distributors, we also operated approximately 4,765 flat-panel displays in approximately 40 cities in China;

•	49,452 flat-panel displays installed in 1,398 hypermarkets, 638 supermarkets and 2,027 convenience stores in cities in China; and

•	179,649 poster frames available for sale installed in elevators primarily in residential buildings. As of December 31, 2007, our poster frame network also included 10,819 digital poster frames;

•	over 200 5’ by 5’ LED digital billboards placed in high pedestrian traffic outdoor locations in Shanghai and one 1,500 square foot digital LED billboard on a boat navigating roundtrips along the Bund area of Shanghai; and

•	the right to broadcast advertising on movie theater screens for three minutes prior to the screening of each movie in major cities in China.
Out-of-home Advertising Network with Multiple Media Platforms Provides Advertisers with Complementary and Reinforcing Avenues to Reach Targeted Consumers
     Our network provides advertisers with multiple advertising media to reach their target audience. Our network currently enables advertisers to reach (1) consumers with higher than average incomes through our commercial location network, (2) consumers at the point-of-purchase through our in-store network, (3) consumers as they leave and return home through our poster frame network, (4) mobile handsets users throughout the day via our mobile handset advertising network, (5) urban consumers throughout the day via our strategically placed outdoor LED billboards in shopping and high pedestrian traffic areas in Shanghai and (6) internet users through our performance-based Internet advertising services and software suites. By offering advertisers a range of advertising media that can reach consumers during different times of the day in a wide variety of locations, we believe our network has enhanced appeal to advertisers over competitors who offer limited advertising media or channels to advertisers. We believe that by offering multiple advertising media platforms, we enable advertisers to reach a wide range of consumers with complementary and mutually reinforcing advertising campaigns and are better able to attract advertisers who want to reach targeted consumer groups through a number of different advertising media in different venues and at different times of the day.
Sustainable Competitive Advantages through the Size of Our Network and Our Exclusive, Renewable Agreements.
     We believe the following factors provide us with a sustainable business advantage over existing and prospective competitors:
•	Early Market Presence and Coverage in Many of the Most Desirable Locations. We were one of the first companies to establish a large-scale out-of-home television advertising network in commercial buildings and other commercial locations in China. By recognizing this market opportunity and entering this sector early, we have occupied many of the most desirable locations and have grown the size of our network, which we believe has created high barriers to entry for potential competitors. We believe that we have secured a high percentage of the most desirable locations in many of China’s major urban centers, and that this early market presence advantage is important because landlords and building managers typically permit only one out-of-home television advertising network operation in each building. We believe that, through our acquisition of Target Media, we have enhanced these advantages. Through our acquisition of Framedia, we also gain a strong market presence in the poster frame advertising market in residential complexes. We also believe we have established the first outdoor LED digital billboard advertising network in China, currently comprising approximately 200 5’ x 5’ LED digital billboards placed in high pedestrian traffic outdoor locations in Shanghai and one 1,500 square foot digital LED billboard on a boat navigating roundtrips along the Bund area of Shanghai.

•	Large-scale Network that Attracts Advertising Clients. Our multi-platform out-of-home advertising network includes flat-panel displays located in a wide range of commercial, retail locations and in-store locations in over 90 cities in China, poster frames placed in residential complexes in cities in China, LED digital billboards placed in high pedestrian curbside locations in Shanghai, and advertising services provided to mobile handset users. We believe the extent of our network coverage makes us more attractive to advertising clients than competing networks. Through the number of advertising media platforms we operate and the national scope of our network, we enable advertising clients to reach a wide audience in urban consumer markets across China. We believe the size and scope of our network has attained a scale that draws advertising clients to our network and gives us a competitive edge over competing networks as well as over many traditional advertising media.

•	Exclusive and Renewable Display Placement Agreements. The majority of our display placement agreements on our out-of-home television advertising networks give us the exclusive right to place our flat-panel displays in the elevator and lobby areas of the locations in which we operate and, in the cities we operate directly, give us the right to renew the contract under terms that are no less favorable than those offered by competing bidders, enabling us to maintain exclusive coverage of many of the most desirable locations in our network for significant lengths of time.
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

Our Brand Name And Reputation Have Attracted A Large Base Of Leading Advertising Clients.
     We believe we are building a respected brand name in the advertising industry in China by developing a reputation for innovative and effective delivery of large-scale yet focused high-quality television advertising to consumers with desirable demographic profiles. This has enabled us to develop a strong client base consisting of major international and brand name advertisers such as hina Mobile, Dong Feng Auto (including joint venture brands with Toyota and Peugeot), ,Mazda, Meng Niu Diary and Toyata, which together accounted for approximately 9.4% of our revenue in 2007.. The strength and depth of our client base enhance our reputation in the industry and position us to further expand our advertising network.
     We believe our acquisitions of Framedia, Focus Media Wireless, Allyes and CGEN have further enhanced our brand name as a leading digital media company in China.
Strong Management and Sales Team with Extensive Industry Experience.
     We have assembled a management and sales team with extensive experience in China’s advertising industry. Jason Nanchun Jiang, our founder, chairman and a principal shareholder, has over 12 years of experience in China’s advertising industry, including his previous experience until 2003 as chief executive officer of Shanghai Everease Advertising Corporation, or Everease, one of China’s top 50 advertising agencies. Zhi Tan, our chief executive officer, who was chairman and chief executive officer of Framedia, president of Focus Media prior to his current appointment and extensive experience with multinational and Internet companies, including Tom.com, 8848.net and Microsoft. Daniel Wu, our chief financial officer, has over six years of experience in investment banking, including for Merrill Lynch and Lehman Brothers, and served as chief financial officer of Harbour Networks, a telecommunications equipment provider in China. Following our acquisition of Target Media, David Yu, the founder and former chairman and chief executive officer of Target Media, continues to act as co-chairman. Following our acquisition of Allyes, David Zhu, the founder, chairman and chief executive officer of Allyes, had added his entrepreneurial and management expertise and remains on as vice president — internet advertising. In addition, we employ experienced and knowledgeable managers to run operations in each of the cities we operate directly. Our marketing managers have many years of experience in the advertising industry in China and have worked for a number of major domestic and international advertising firms in China. We believe the strength and experience of our management and sales teams have enabled us to expand our advertising Network, enhance our reputation in our industry and build up a strong client base.
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
Identify And Create New Networks and Advertising Channels that Target Specific Consumer Demographics and Expand Network Capacity.
     In-store Network. We commenced commercial operations of our in-store network in April 2005, enabling our advertising clients to target consumers at the time and place where consumers are likely to purchase a range of consumer and household products. As of December 31, 2007, we had placed 49,452 flat-panel displays in 4,063 locations on our in-store network. We intend to expand this network and will continue to strengthen efforts to enter into long-term and exclusive relationships with hypermarkets, supermarkets and convenience stores and to market this service to advertisers. For example, in January 2008, we completed our acquisition of CGEN, significantly expanding our in-store network.
     Targeted Advertising Channels. We have placed flat-panel television displays in office buildings, shopping malls, restaurants, beauty parlors, golf country clubs, automobile repair shops, banks, pharmacies, airports, hospitals and other commercial locations. As many of these venues are suitable for targeting specific consumer groups, we have begun to separate some of them into distinct stand-alone networks and to market them to specific advertising clients who wish to advertise their products and services to targeted consumer groups. Currently, our premier A and B office building, travel, fashion, elite and IT mall channels are marketed as independent channels of our commercial location network, while our healthcare channel is now operated through our strategic alliance with Yanhuang Health Media Limited. We believe these channels are attractive to a diverse range of advertisers who wish to target consumers likely to frequent these venues. We believe our ability to identify and create focused advertising networks distinguishes us from our competitors and attracts additional advertising clients who will use our services to reach their target consumers in a more effective manner.
     Complementary Advertising Media Platforms. We intend to continue expanding the scope of our advertising activities and type of media platforms we employ by entering into new types of advertising media businesses, such as large-size outdoor LED digital billboards, telecommunications channels such as Focus Media Wireless, and online opportunities such as Allyes. We believe by expanding our business into complementary media businesses that focus on venues and at periods of the day less comprehensively covered by traditional advertising media, we will enhance the value of our advertising services to advertisers and provide us with a competitive advantage over existing and potential competitors. We intend to continue expanding into new and complementary advertising media platforms, which will enable us to provide advertisers with additional advertising platforms to reach targeted consumers.
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
Our Network
     Our network includes:
•	our digital out-of-home advertising network, including our commercial location network (LCD display, outdoor LED billboard and movie theater advertising networks), in-store network and poster frame network;

•	our mobile handset advertising services network; and

•	our Internet advertising services network.

Digital Out-of-home Advertising Networks
Commercial Location Network
     LCD display network. The majority of displays on our LCD display network are currently placed in high-traffic areas of commercial office buildings. The locations in our LCD display network also include shopping malls, banks and hotels as well as more specialized locations such as hospitals, beauty parlors and golf country clubs. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2007, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of approximately 112,298 flat-panel displays placed in over 90 cities throughout China. We operate our LCD display network directly in approximately 50 cities and indirectly through contractual arrangements with regional distributors in approximately 40 additional cities. We have established joint ventures in several cities outside of mainland China, including Hong Kong, Taipei and Singapore through contracts with local operators which operate local commercial location networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
     As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of December 31, 2007, we had established seven such stand-alone channels that are marketed as separate focused channels of our LCD display network: our premier office building A and B, travel, fashion, elite and IT mall channels. Starting in January 2008, operation of our former healthcare channel has been carried out through a strategic investment in Yanhuang Health Media Limited, or Yanhuang Health Media. We transferred ownership of our installed healthcare channel base of approximately 2,461 LCD screens in 31 citis in China to Yanhuang Health Care in exchange for a 20% equity interest in Yanhuang Health Care. Yanhuang Health Care’s total installed base consists of over 10,000 LDC screens placed in hospitals, drug store chains and other healthcare locations in 36 cities in China. We believe that by increasingly offering new advertising channels on our out-of-home television networks, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.
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
     Each of our regional distributors operates independently from us and is responsible for independently complying with all relevant PRC laws and regulations including those related to advertising. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content. See “Item 3D Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.
     Outdoor LED billboard network. In April 2006, we commenced operations of an outdoor LED billboard network consisting of 5’ x 5’ LED digital billboards that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai. Full-color audiovisual commercials are displayed on the digital billboards in a repeating six-minute cycle. The commercials displayed on the LED billboards are highly visible even during bright daylight. As of December 31, 2007, the number of the LED billboards in our street-side outdoor LED billboard network in prime commercial and shopping areas reached approximately 200 our street-side outdoor network also consists of one 1,500 square foot digital LED billboard placed on a boat navigating roundtrips along the Bund area of Shanghai.. We market this part of our network under the name “iStreet Network”.
     Movie theater advertising network. We operate our movie theater advertising network by leasing screen time from movie theaters in cities in China. We then sell this leased screen time as time slots to advertisers. We have the right to three minutes of screen time prior to the screening of each movie shown in the theater.

In-store Network
     As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2007, we had placed 49,452 flat-panel displays in 1,398 hypermarkets, 638 supermarkets and 2,027 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, household, kitchen and bathroom products, and household appliances. In January 2008, we completed the acquisition of CGEN, significantly expanding our in-store network.
Poster Frame Network
     We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame basis for periods of two weeks or longer. As of December 31, 2007, we had installed 190,468 poster frames including 10,819 digital poster frames in cities throughout China. Our digital frames use high-resolution LCD displays with integrated sound, all-angle viewing and remote control technologies. We believe the new media format provides a more effective advertising media to our advertising customers.
Mobile Handset Advertising Network
     Through Focus Media Wireless, we operate an advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. Focus Media Wireless delivers SMS-, MMS- and WAP-based advertisements to mobile handset users accessed through service providers in China. Focus Media Wireless receives a fee from advertisers for delivering advertisements and pays mobile service providers a fee for accessing their networks. It also sells advertising to other mobile handset service providers and to traditional advertisers. In March 2008, we announced changes our mobile advertising business model and no longer send messages on a “push” basis. Now, advertising customers purchase advetising space on WAP-based content or services that are accessed by mobile phone users who view the advertising as banner-style advertisements on the content and services they access. We send advertising messages to mobile users only after receiving their consent. We provide a toll-free telephone number to enable mobile users to report “spam” and unauthorized messages to us directly.
Internet Advertising Services Network
     In March 2007, we completed the acquisition of 100% of the equity interests in Allyes. Allyes is a leading Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by independent commercial websites and ad agencies in China. Based on the significant number of Internet advertising campaigns it has executed since its inception in 2000, its widely-used Internet application software and its unique tracking technology, Allyes has accumulated a large database of Internet viewers, segmented based on individual behavior. Allyes initiated the performance-based online advertising model in China. Its advertising network, ‘SmartTrade’, allows advertisers to pay by CPA (cost-per-action), and directly links advertising cost with performance. SmartTrade has integrated advertising resources from over 5,000 popular websites, making it one of the largest performance-based online advertising networks in China.
Advertising Clients, Sales and Marketing
     Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. Our advertising clients include leading international and domestic brand name advertisers such as China Mobile, Dong Feng Auto (including joint venture brands with Toyota and Peugeot), Mazda, Meng Niu Diary and Toyata, which together accounted for approximately 9.4% of our revenue in 2007.

     No single advertising client accounted for more than 3% of our revenues in 2007. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
     Sales. We employ an experienced advertising sales force in each city in which we operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our advertising networks as marketing channels, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily magazines and Internet websites. We maintain separate sales teams for our poster frame network, our mobile handset advertising network and our Internet advertising services network. We have begun engaging in limited cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.
     Advertising Contracts. We offer advertisers five-, fifteen- or thirty-second time slots on our out-of-home television advertising networks, including our commercial location, in-store, outdoor LED and movie theater advertising networks. For our commercial location network, our standard advertising package includes a time slot on our entire network or a particular channel in each city in which the advertiser wishes to display the advertisement. For our movie theater advertising network, time slots are sold on a regional or entire network basis. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
     Advertising contracts for our in-store network, outdoor LED network and movie theater advertising network are substantially similar to those used for our commercial location network. Advertising clients generally purchase time slots on our in-store network on a chain-by-chain basis, while time slots on the outdoor LED network cover the entire network and contracts on our movie theater advertising network are done on regional or entire network basis.
     For our poster frame network, advertising clients purchase frame space on a per-frame basis for terms of one week or more. For our mobile handset advertising network, our contracts agree to deliver advertising messages to mobile devices based on specific selection criteria set by the advertisers. For our Internet advertising services, we provide Internet advertising solutions for advertisers tailored to their needs.
     Network Monitoring and Media Measurement. We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the displays in our network on a daily basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the broadcast of their advertisements on our network. The report generally includes a list of buildings where our client’s advertisements were broadcast as well as photographs of representative television displays showing their advertisements being displayed. The advertising campaign reports are provided to our clients for information purposes and do not constitute a customer acceptance provision. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel displays and the proper dissemination of the advertisement, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement.
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
     We believe our advertising clients derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Market research is an important part of evaluating the effectiveness and value of our business to advertisers. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as Nielsen Media Research, CTR Market Research and Sinomonitor. Our acquisition of iResearch Consulting Co., Ltd. in September 2007 has also provided us with enhanced in-house market research capabilities. iResearch is a market research company focusing on the Internet and new media industries in urban areas of China. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertisers. A number of these studies contain research on the numbers and socio-economic and demographic profiles of the people who visit the locations of our network.
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
Pricing
     For information regarding factors affecting our pricing, refer to “Factors that Affect Our Advertising Service Revenue” in Item 5 — Operating and Financial Review and Prospects.
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
     We enter into display placement agreements with individual landlords, property managers, hotels, shopping malls and chain store companies under which we generally pay a fixed annual rent in exchange for the right to display advertising and commercial media in lobby and elevator areas in the case of our commercial location network and in specific product areas in the major aisles and near check-out counters in hypermarkets, supermarkets and convenience stores in the case of our in-store network. In Beijing and Guangzhou, we contract a portion of the location development, monitoring and maintenance work to local agents. We attempt to maintain terms favorable to our network operations in our display placement agreements, such as long-term leases and exclusivity provisions. We are not reliant on any one landlord or property manager for a material portion of our network coverage. As hypermarkets, supermarkets and convenience stores have control over multiple locations, a smaller number of display placement agreements and contractual arrangements account for a larger percentage of our in-store network coverage.

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
     Our display placement agreements have initial terms ranging anywhere from one to ten years. As of December 31, 2007, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel displays.
     We enter into similar frame placement agreements for the deployment of our advertising poster frames in elevators and public areas of residential complexes and commercial buildings. The majority of our frame placement agreements have terms of two to three years, and contain exclusivity and best offer renewal rights.
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
Competition
     We compete with other advertising companies in China including companies that operate out-of-home or telecommunications-based advertising media networks, such as JCDecaux and ClearMedia. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, wireless telecommunications, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.
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
Regulation of Telecommunications Value-added Service Providers
     The Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures, contain provisions governing providers of telecommunications services, including value-added service providers. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Under PRC law, it is unclear whether the services offered by Focus Media Wireless should be deemed value-added telecommunication services, which requires an operation permit which has a valid period of five years. Focus Media Wireless has been granted an operation permit for its wireless advertising operations. If Focus Media Wireless is deemed by the PRC regulatory authorities to be providing value-added telecommunication services but the operation permit is revoked or if we are unable to renew its operation permit upon its expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected. See “Item 3.D Key Information—Risk Factors — Our recent entry into mobile handset advertising through our acquisition of Focus Media Wireless may expose us to risks associated with operating in the telecommunications industry in China which could materially affect our financial condition or results of operation”. In addition, Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It has been reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It has also been reported that the MII, together with other national authorities, is drafting new regulations governing the short messaging business, and that the new regulations are expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user.
Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
     In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.
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
     In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China.
Our Corporate Structure and Contractual Arrangements
     Substantially all of our operations are conducted in China as follows:
•	with regard to the operation of our digital out-of-home advertising network, through Focus Media Technology, our indirect wholly-owned subsidiaries in China, Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, all of which are 90%-owned subsidiaries of Focus Media Digital, and through our contractual arrangements with several of our consolidated affiliated entities in China, including Focus Media Advertisement, and its subsidiaries. Focus Media Advertisement owns the remaining 10% equity interest in Focus Media Digital and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement and Shanghai CGEN Digital Media Network Co., Ltd.; and through Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, each of which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively;

•	with regard to the operation of our mobile handset advertising network, through Focus Media Wireless, which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively; and

•	with regard to the operation of our the Internet advertising marketing agency business of Allyes, through seven PRC operating companies, which we refer to as the Allyes operating affiliates, each of which is owned by PRC citizens.
     Each of our PRC operating subsidiaries and their respective affiliated entities and shareholders, have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Focus Media Advertisement and its shareholders and subsidiaries. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Our Wholly Foreign-Owned Enterprises, PRC Operating Affiliates and Their Respective Shareholders”.

     The following diagram of our current corporate structure includes our primary businesses and the primary entities involved in the operation of those businesses, and excludes dormant entities and entities, which aside from holding existing contracts, no longer conduct any operations:
(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates and their respective subsidiaries, as described in “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.

(3)	Agreements that transfer a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries to us, as described in “Related Party Transactions”.

(4)	Each of our PRC operating affiliates is owned by two or more PRC shareholders, which are in each case either (i) PRC citizens designated by us or our subsidiaries or (ii) PRC entities owned by our subsidiaries or by our designated appointees.

(5)	The wholly-owned entities relating to our out-of-home television network operations include New Focus Media Technology, Focus Media Technology, Focus Media Digital and New Focus Media Digital. These consist of subsidiaries of Focus Media Advertisement, which holds between 60% and 99% of the subsidiaries, with the remaining minority interest held by Jimmy Wei Yu, Focus Media Advertising Agency or unrelated third parties.

(6)	The PRC operating affiliates engaged in the operating of our poster frame network include: New Structure Advertisement, Framedia Advertisement and Guangzhou Framedia.

(7)	The Allyes operating affiliates engaged in the operation of our online advertising agency business consist of seven different companies under our control.

(8)	Our out-of-home television network operations comprise our commercial location, in-store, outdoor LED and movie theater networks.
     In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising, telecommunications and Internet industries in China. Accordingly, PRC regulations stipulate that starting from December 10, 2005, foreign investors are allowed to directly own 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or to directly own less than 100% if the foreign entity has at least two years of direct operations in the advertising business outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify for direct ownership of a PRC advertising company under PRC regulations any earlier than two or three years, respectively, after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. We do not currently know how or when we will be able to qualify under these regulations. Even if we do qualify in the future, it may be burdensome or not cost effective for us to meet the required criteria for direct ownership. If and when we qualify for direct ownership, we intend to explore the commercial feasibility of changing our current structure, including possibly direct ownership of our PRC operating affiliates and their respective subsidiaries, taking into consideration relevant cost, market, competitive and other factors. In the event we take such steps, we cannot assure you that we will be able to identify or acquire a qualified foreign company for a possible future restructuring or that any restructuring we may undertake to facilitate direct ownership will be successful.
     Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, Focus Media Technology, Framedia Investment, Focus Media Digital and New Allyes Technology, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through contractual arrangements with our consolidated affiliated entities in China, including (i) Focus Media Advertisement and its subsidiaries with regard to our commercial location, in-store and outdoor LED networks, (ii) Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, (iii) Focus Media Wireless with regard to our mobile handset advertising network, and (iv) each of seven Allyes operating affiliates, and each of their respective shareholders. Focus Media Advertisement is owned by two PRC citizens, Jason Nanchun

Jiang, our chairman, and Jimmy Wei Yu, one of our directors. Each of Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Wireless and Shanghai CGEN Digital Media Network Co., Ltd., or CGEN Digital Media, is owned by Focus Media Advertisement and Focus Media Advertising Agency. Each of the Allyes operating affiliates is owned by two PRC citizens. Each of Focus Media Advertisement, several of its subsidiaries, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Wireless, the Allyes operating affiliates and CGEN Digital Media, which we refer to collectively as our PRC operating affiliates, holds the requisite licenses to provide advertising, telecommunications or Internet services in China, as applicable. In 2006, we began operating a portion of our advertising business through our 90%-owned indirect subsidiary Focus Media Advertisement after which time we will no longer entirely rely on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders for the operation of our advertising business.
     We have been and are expected to continue to be dependent on our PRC operating affiliates to operate our advertising business until we acquire them as our wholly-owned subsidiaries. We and Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Framedia Investment, Dotad Technology, New Allyes Information Technology (Shanghai) Co., Ltd., New Allyes Technology and CGEN Digital, which we refer to as our wholly-foreign owned entities, have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:
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
     In the opinion of Global Law Office, our PRC legal counsel:
•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless, Allyes, CGEN, their respective PRC operating affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among Focus Media, Framedia, Focus Media Wireless, Allyes, CGEN, their respective PRC operating affiliates, subsidiaries and shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless, Allyes, CGEN and their respective PRC operating affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
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
Subsidiaries of Focus Media Holding Limited
     An exhibit containing a list of our direct subsidiaries has been filed with this annual report.
     As described in the corporate structure section above, in addition to our direct and indirect subsidiaries, we also operate our businesses through affiliated operating entities that we control through contractual relationships. Our primary PRC operating affiliates include:
•	with respect to our digital out-of-home advertising networks, Focus Media Advertisement and its subsidiaries, New Structure Advertisement, Framedia Advertisement and Guangdong Framedia;

•	with respect to our wireless advertising services, Focus Media Wireless; and

•	with respect to our online advertising agency business, Shanghai MSN Advertising Co., Ltd., Shanghai Huxin Advertising Co., Ltd., Shanghai Quanshi Advertising Co., Ltd., Shanghai Kuantong Advertising Co., Ltd., Beijing Quanshi Advertising Co., Ltd., Shanghai Allyes Advertising Co., Ltd., and Shenzhen Baifen Creative Advertising Co., Ltd., and their respective subsidiaries, which seven companies and additional subsidiaries we collectively refer to as the Allyes operating affiliates.
D. Property, Plants and Equipment
     Please refer to “—B. Business Overview—Facilities” for a discussion of our property, plants and equipment.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this annual report reflect our reorganization and have been prepared as if our current corporate structure had been in place throughout the relevant periods. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, see “Item 3.D Key Information — Risk Factors”.
Overview
     Our out-of-home advertising network consists of (i) our commercial location netowrk (including our outdoor LED, movie theater networks), in-store network, and our poster frame network, which we collectively refer to as our digital out-of-home television networks, (ii) our mobile handset advertising network and (iii) our Internet advertising agency business. We have experienced significant revenue and earnings growth, and the size of our network has grown significantly, since the commercial launch of our advertising network in May 2003.

     The significant increase in our operating results since we commenced our current business operations is attributable to a number of factors, including the substantial expansion of our flat-panel display network, the launch and ongoing expansion of our in-store network, the commencement of operations of our poster frame network, the successful execution of strategic acquisitions, such as our acquisition of Framedia, Target Media, Focus Media Wireless, Allyes and CGEN, and the growing acceptance of our multi-platform network as an appealing advertising medium by our clients.
     We expect our future growth to be driven by a number of factors and trends including:
•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our commercial location and in-store networks;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles;

•	Our ability to successfully enter into the mobile handset network advertising business, in part through our acquisition of Focus Media Wireless;

•	Our ability to successfully operate and market our new outdoor LED network;

•	Our ability to successfully operate and market our new Internet advertising marketing and technology agency; and

•	Our ability to acquire companies that operate advertising businesses complementary to our existing operations.
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
     Our financial results for 2006 also include those of Framedia that we acquired on January 1, 2006, of Target Media that we acquired on February 28, 2006 and, starting in the second quarter of 2006, those of Focus Media Wireless that we acquired in March 2006. Starting in the second quarter of 2007, our financial results include those of Allyes, the acquisition of which we completed in March 2007. Our financial results for 2008 will include those of CGEN, which we acquired in January 2008.
Revenues
     In 2005, 2006 and 2007, we had total revenues of $68.2 million, $211.9 million and $506.6 million, respectively. We generate revenues primarily from the sale of advertising time slots on our out-of-home television advertising networks and, beginning in 2006, from the sale of frame space on our poster frame network. Our advertising service revenue includes the sale of advertising time slots on our network, as well as a small amount of revenue attributable to other advertising related services we provide to our advertising clients. We also derive revenues from the sale of our flat-panel displays to regional distributors, which we refer to as our advertising equipment revenue. In 2005, 2006 and 2007, our advertising service revenue accounted for 98.0%, 99.1% and 99.8% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Net revenues:
Commercial location network(1)	$61,435	90.0%	$132,601	62.3%	$220,683	43.5%
In-store network:(1)	5,469	8.0%	26,907	12.7%	27,444	5.4%
Poster frame network(1)	—	—	40,904	19.3%	85,472	16.9%
Mobile Handset Advertising Network	—	—	10,101	4.8%	46,909	9.3%
Internet Advertising Network	—	—	—	—	124,938	24.7%

Advertising service revenue	66,904	98.0%	209,973	99.1%	505,446	99.8%
Other revenue	1,325	2.0%	1,932	0.9%	1,114	0.2%

Total revenues	$68,229	100.0%	$211,905	100.0%	$506,560	100.0%

Net revenues:

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $6.0 million, $13.6 million and $19.9 million in 2005, 2006 and 2007, respectively. Business tax on advertising service revenue for our in-store network amounted to $2.8 million and $2.8 million in 2006 and 2007, respectively. Business tax on advertising service revenue for our poster frame network amounted to $4.0 million and $7.9 million for 2006 and 2007, respectively. Business tax on advertising service revenue for our mobile handset advertising network amounted to $0.8 million and $1.6 million in 2006 and 2007, respectively. Business tax for our Internet advertisings service revenue amounted to $5.0 million in 2007. Business tax includes business tax ranging from 3% to 5.55% and cultural industries tax of ranging from 0% to 4.0% of our gross advertising service revenue.
     We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

	For the year ended December 31,
	2005		2006		2007
	(in thousands of U.S. dollars, except percentages)
Gross Revenue:
Commercial Locations
— Unrelated parties	$59,435	87.1%	$130,474	61.6%	$238,119	47.0%
— Related parties	7,991	11.7%	15,228	7.2%	2,468	0.5%

Total Commercial Locations	67,426	98.8%	145,702	68.8%	240,587	47.5%
In-store Network
— Unrelated parties	5,475	8.0%	25,330	12.0%	28,986	5.7%
— Related parties	518	0.8%	4,380	2.0%	1,301	0.3%

Total in-store network	5,993	8.8%	29,710	14.0%	30,287	6.0%
Poster Frame Network
— Unrelated parties	—	—	44,893	21.2%	93,157	18.4%
— Related parties	—	—	—	—	244	0.0%

Total Poster Frame Network	—	—	44,893	21.2%	93,401	18.4%
Mobile Handset Advertising Network
— Unrelated parties	—	—	10,880	5.1%	48,407	9.6%
— Related parties	—	—	—	—	114	0.0%

Total Mobile Handset Advertising network	—	—	10,880	5.1%	48,521	9.6%
Internet Advertising Network
— Unrelated parties	—	—	—	—	128,830	25.4%
— Related parties	—	—	—	—	1,140	0.2%

Total Internet Advertising network	—	—	—	—	129,970	25.7%
Gross Advertising Services Revenue:	73,419	107.6%	231,185	109.1%	542,766	107.4%
Less: Sales taxes:
Commercial Locations	5,991	8.8%	13,641	6.4%	19,904	3.9%
In-store Network	524	0.8%	2,803	1.3%	2,843	0.6%
Poster Frame Network	—	—	3,989	1.9%	7,929	1.6%

	For the year ended December 31,
	2005		2006		2007
	(in thousands of U.S. dollars, except percentages)
Mobile Handset Advertising Network.	—	—	779	0.4%	1,612	0.3%
Internet Advertising Network	—	—	—	—	5,032	1.0%

Total sales taxes	6,515	9.6%	21,212	10.0%	37,320	7.4%
Net Advertising Service Revenue	66,904	98.0%	209,973	99.1%	505,446	99.8%
Add:
Other revenue:	1,325	2.0%	1,932	0.9%	1,114	0.2%

Net revenues:	$68,229	100.0%	$211,905	100.0%	$506,560	100.0%

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
     Our advertising service revenue is recorded net of any sales discounts and agency commissions from our standard advertising rate cards that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time slots available in a particular city’s advertising cycle, and represent the difference between our standard rate card and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenue will continue to be the primary source, and constitute the substantial majority of, our revenues for the foreseeable future.
     Our advertising service revenue reflects a deduction for business taxes and related surcharges incurred in connection with the operations of Focus Media Advertisement and its subsidiaries. Their revenues are subject to a sales tax consisting of approximately ranging from 3% to 5.55% business tax plus a cultural industries tax ranging from 0% to 4.0% on revenues earned from their advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.
Factors that Affect Our Advertising Service Revenue.
Digital Out-of-home Advertising Service Revenues
     Prices for advertising services on our digital out-of-home advertising networks also vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots and frame space.
Commercial Location Network
     Our advertising service revenue derived from our commercial location network is directly affected by the average price we charge for the advertising package provided to our customers, after taking into account any discount offered, as well as by the following factors:
•	LCD display network. The number of flat-panel displays in our network and the desirability, quality and pedestrian traffic of the locations where we are able to lease space to install our flat-panel displays;

•	Outdoor LED billboard network. The number of publicly placed LED billboards in our network and the desirability, quality and pedestrian traffic of the locations of the LED billboards we own or lease from third-parties; and

•	Movie theater advertising network. The number of movie theaters in which we have leased screen time, our expansion into additional theaters, and the length of the leased screen time, which is currently three minutes per screening per theater prior to movie screenings at movie theaters.
In-store Network
     Our advertising service revenue derived from our in-store network is directly affected by the number of flat-panel displays in our network, the number of hypermarkets, supermarkets and convenience stores in the network, and the average price we charge for the advertising package provided to our customers, after taking into account any discount offered.
Poster Frame Network
     Our advertising service revenue derived from our poster frame network is directly affected by:
•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers As we upgrade the network to incorporate more digital poster frames, we will also increase the available space as multiple advertisements can be placed on a digital frame on time-shared basis; and

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered.
Mobile Handset Advertising Service Revenues
     Prior to April 1, 2008, our advertising service revenue derived from our mobile handset advertising network was directly affected by:
•	the number of messages we deliver to mobile phone users. We charge advertisers fees based on the number of successfully delivered messages; and

•	the average price we charge per message.
     Subsequent to April 1, 2008, our advertising service revenue derived from our mobile handset advertising network is directly affected by:
•	the number of times mobile phone users access WAP-based content that contains our advertising content. We charge advertisers fees based on the number of user accesses; and

•	the average price we charge per access.
Internet Advertising Service Revenues
     As of March 2007, we derive revenue from our Internet advertising business operated by Allyes. Our advertising service revenue derived from our Internet advertising services is directly affected by:
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

     Network Expansion. Many of the most desirable locations for our digital out-of-home advertising network have been occupied, either by our network as a result of our expansion or by our competitors. As a result, we will need to rely on means other than the rapid increase in the number of locations, flat-panel displays, LED billboards and advertising poster frames in order to continue growing our revenues. We have focused, and expect to continue to focus, on developing new channels in our out-of-home television advertising networks and entering into new types of advertising media operations to continue to grow our revenues and to address these potential capacity constraints on our existing network. These steps have included: (1) expanding our digital out-of-home advertising network through increasing the size and scope of our existing commercial location, in-store and poster frame networks, and adding new media such as LED billboards and movie theater screens to our out-of-home television networks, (2) establishing discrete stand-alone channels on our commercial location network, such as our premier A and B office building, travel, fashion, elite and healthcare channels and (3) expanding our media platform into new areas such as mobile handset advertising services and Internet advertising services and software packages. We expect to continue to explore opportunities to open up additional channels on our existing network and to enter into new advertising media platforms in China. We intend to continue expanding our out-of-home advertising network both through increasing the number of locations, displays and advertising poster frames on our commercial location, in-store and poster frame networks and through strategic acquisition of competitors and businesses that complement our existing out-of-home advertising network. In addition, we entered into new advertising platforms through Focus Media Wireless’ mobile handset advertising network and our outdoor LED billboard network, and into Internet advertising services through our recent acquisition of Allyes. We believe these measures will enable us to continue the future growth of our business.
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
     Revenues primary consist of revenues from advertising and advertising-related services and revenues from sales of Adforward software.
     Advertising revenues, net of agency rebates are recognized ratably over the period in which the advertisement is displayed. Advertising revenues are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). In accordance with SAB 104, revenues are recognized when all four of the following criteria are met: (i) persuasive evidence of agreement exists; (ii) delivery of service has occurred; (iii) the price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. The Company sells Adforward subscriptions and perpetual licenses. Revenues are recognized for subscription arrangements ratably over the subscription period for those with fixed fees and as earned (based on actual usage) under our variable fee arrangements. Under perpetual license agreements, revenue recognition is generally commenced when delivery has occurred, software has been installed and training has been provided as the Company does not currently have vendor-specific objective evidence of fair value, or VSOE, for either installation or training services.
     Revenue primarily consists of service revenue for delivering advertisement and other messages to the targeted mobile phone devices through channels provided by telecommunication vendors. Revenues from such services, net of agency rebates, are recognized when these messages are delivered to the vendor’s channels. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the services has occurred; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
     We generally collect our advertising service fees by billing our advertising clients within 60 to 90 days after completion of the advertising contract and book these unbilled or unpaid amounts as accounts receivable until we receive payment or determine the account receivable to be uncollectible.
     Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. In 2005, 2006 and 2007, we made provision of $235,604, $1,844,605 and $3,655,448, respectively, for accounts receivable that were outstanding for longer than six months. The average number of days outstanding of our accounts receivable, including from related parties, was 71, 71 and 92, respectively, as of December 31, 2005, 2006 and 2007.
Other Revenue
     We also derive a portion of our total revenues from the sale of flat-panel displays to our regional distributors on a cost-plus basis, which we record as advertising equipment revenue. Our advertising equipment revenue represented 2.0%, 0.9% and 0.2% of our total revenues in 2005, 2006 and 2007, respectively. Our advertising equipment revenue is recorded net of the 17% value added tax to which equipment sales in China are subject. We expect that advertising equipment sales as a percentage of our total revenues will continue to be low.
Cost of Revenues
     Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment.
     The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Total revenues	$68,229	100.0%	$211,905	100%	$506,560	100%
Cost of revenues:
Net advertising service cost:
Commercial location network	18,611	27.3%	42,836	20.2%	79,625	15.7%
In-store network	7,137	10.5%	18,106	8.5%	23,502	4.6%
Poster frame network	—	—	13,621	6.4%	28,086	5.5%
Mobile Handset network	—	—	6,052	2.9%	23,193	4.6%
Internet Advertising	—	—	—	—	93,238	18.4%

Advertising service cost	25,748	37.8%	80,615	38.0%	247,644	48.8%
Other cost	976	1.4%	765	0.4%	798	0.2%

Total cost of revenues	26,724	39.2%	81,380	38.4%	$248,442	49.0%

Gross profit	$41,505	60.8%	$130,525	$61.6%	$258,118	51.0%

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

     Wireless handset advertising network. Prior to April 1, 2008, the primary costs of revenues connected with our wireless handset advertising network are message costs charged by mobile advertisers. Since April 1, 2008 when we began focusing on advertising “pull” campaigns, and no longer send advertising messages to consumers without their consent, our primary costs relate to fees we pay to content providers in order to act as their agent for the mobile phone-accessed content they provide.
     Internet advertising services network. The primary costs of revenues connected with our Internet advertising services network are advertising space leasing costs charged by gateway websites and research and development costs in connection with the development of Internet advertising software packages. We expect these costs to increase as we continue to expand this part of our business as Internet use continues to grow in China.
Other Cost
     Our net advertising equipment cost consists of the amounts we pay to the contract assembler who purchases the components and assembles them into the flat-panel displays we sell to our regional distributors. Our net advertising equipment cost accounted for 1.4%, 0.4% and 0.2% of our total revenues in 2005, 2006 and 2007, respectively. The primary factors affecting our net advertising equipment cost are the number of flat-panel displays we sell and the unit cost we pay to our contract assembler for each such flat-panel display.
Operating Expenses and Net Income
     Our operating expenses consist of general and administrative, selling and marketing expenses and amortization of acquired intangible assets. In 2004, our operating expenses also included a goodwill impairment loss. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2005		2006		2007
		% of		% of		% of
		total		total		total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Gross profit	$41,505	60.8%	$130,525	61.6%	$258,118	51.0%
Operating expenses:
General and administrative	9,120	13.4%	25,723	12.1%	49,456	9.8%
Selling and marketing	9,599	14.0%	25,762	12.2%	69,932	13.8%
Other operating income	—	—	(1,338)	(0.6%)	(5,125)	(1.0%)

Total	18,719	27.4%	50,147	23.7%	114,263	22.6%

Income from operations	22,786	33.4%	80,378	37.9%	143,855	28.4%

     General and Administrative. General and administrative expenses primarily consist of salary and benefits for management and finance and administrative staff personnel, business tax mainly relating to license fees paid by our affiliated PRC companies to Focus Media Advertisement and to Focus Media Digital, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 13.4%, 12.1% and 9.8% of our total revenues in 2005, 2006 and 2007, respectively. Salaries and benefits accounted for 26.9%, 23.3% and 22.2% of our general and administrative expenses in 2005, 2006 and 2007, respectively. We expect that our general and administrative expenses will be relatively stable as a percentage of total revenues in the near term but to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.
     Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expense for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 14.0%,12.2% and 13.8% of our total revenues in 2005, 2006 and 2007, respectively. As we acquired more of our regional distributors, continue to expand our client base and have commenced operation of new advertising platforms, we increased our sales force, which resulted in an increase in salary expenses. We expect selling and marketing expenses to remain relatively stable as a percentage of total revenues.
     Share-based Compensation. Prior to 2006, our share-based compensation expense relating to general and administrative and selling and marketing primarily consists of the amortized portion of deferred share-based compensation recognized by us. We issued options representing 10.87% of our issued share capital under our 2003 Employee Share Option Scheme, or the 2003 Option Plan. In addition, we have issued options representing 3.95% of our issued share capital under our 2005 Share Option Plan, or the 2005 Option Plan. In addition, we have issued options representing 3.6% of our issued share capital under our 2006 Share Option Plan, or the 2006 Option Plan. Our share-based compensation relating to general and administrative accounted for 7.5%, 23.8% and 22.1% of our general and administrative expenses in 2005, 2006 and 2007, respectively. Share-based compensation relating to selling and marketing accounted for 0.5%, 8.1% and 13.6% of our selling and marketing expenses in 2005, 2006 and 2007, respectively. Share-based compensation increased following the effectiveness, as of January 2006, of Statement of Financial Accounting Standards No. 123(R) relating to share-based compensation. As a result, we recorded share-based compensation expense of $21.5million for 2007.
     Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies, businesses and assets. Amortization of acquired intangibles accounted for 0.6%, 2.7% and 4.9% of our total revenues in 2005, 2006 and 2007, respectively.
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
Share-based Compensation
     Through 2005, we accounted for our share option plan using the intrinsic value method under Accounting Principles Board, or APB, No. 25. Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123-R, “Share-Based Payment”, and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based expense is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Our share option plans are described in Note 12 to our consolidated financial statements..
     We estimated the fair value of share options granted using the Black-Scholes-Merton option pricing model, which requires the input of highly subjective assumptions, including the estimated expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainies and the applicable of management judgement. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.

Income Taxes
     We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” and effective from January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), with the required disclosures as described in Note 13 to our consolidated financial statements., we record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to our income in the period such determination is made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income.
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
•	a significant adverse change in the business climate or legal factors;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;

•	a change in reportable segments; and/or

•	results of testing for recoverability of a significant asset group within a reporting unit.
As of December 31, 2005, 2006 and 2007, we had a goodwill balance of $13.3 million, $739.7 million and $943.4 million, respectively, which is not deductible for tax purposes. We incurred a goodwill impairment loss of $58,397 in 2004 in connection with our acquisition of Perfect Media which is part of the commercial location reporting segment. In conducting our annual impairment test, we undertook a valuation of Perfect Media using the expected present value of cash flow and the income approach valuation methods, which resulted in a goodwill impairment loss of $58,397 in 2004, indicating that the value of Perfect Media was less than what we paid at the time we acquired it.
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
     In March 2008, as a result of uncertainty in the mobile handset advertising industry in PRC, there was a triggering event which required the Group to reevaluate the carrying value of the goodwill and assets of the mobile handset advertising segment. The Group undertook a business restructuring in April 2008 to amend their strategic business plans and is working on the calculations for impairments and the costs related to exit activities.

Taxation
Cayman Islands, the British Virgin Islands and Hong Kong.
     Under the current laws of the Cayman Islands and the British Virgin Islands, none of Focus Media Holding Limited, and its subsidiaries incorporated in Cayman Islands or the British Virgin Islands, is subject to tax on its income or capital gains. Focus Media Hong Kong, Allyes (China) Holding Company Limited and Hua Kuang Advertising Company Limited, our wholly owned subsidiaries incorporated in Hong Kong, is subject to profits tax rate of 17.5% on its assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions is exempted from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.
Taxable Presence Exposure in the PRC
     The newly enacted Enterprise Income Tax Law and its implementation regulations, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that substantially all of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate.
PRC
     Our PRC entities are subject to PRC business tax. We primarily pay 5% business tax on revenues generated from our commercial location, in-store network, poster frame network and internet advertising business, net any deductible advertising cost for business tax purpose. Revenues generated from our mobile handset advertising business generally pays a 3% business tax on the gross revenues. In addition, in 2005 Focus Media Digital pay a 5% business tax on the gross revenues derived from their contractual arrangements with Focus Media Advertisement and its subsidiaries and these taxes are primarily recorded in operating expenses.
     In addition to business tax and the 4% cultural industries tax imposed on our advertising business and VAT imposed on our sales of advertising equipment, all of our PRC entities are subject to PRC enterprise income tax on their taxable income, except to the extent some of them enjoy temporary tax exempt status as described in further detail below.
     Pursuant to PRC law, prior to January 1, 2008, enterprise income tax is generally assessed at the rate of 33% of taxable income. Most of our PRC entities are currently subject to this 33% enterprise income tax. State Administration of Taxation and its delegates of the PRC are authorized to grant an exemption from enterprise income tax of up to two years to qualifying newly established domestic companies that have no direct foreign ownership and that are financially independent and engaged in consulting services, technology services or the information industry, which includes advertising services. Focus Media Digital and Focus Media Advertising Agency were established in October 2004 and both were granted exemptions from enterprise income tax in 2004 and 2005. In 2006 and 2007, we continued our tax exempt status through New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, New Structure Advertisement and Focus Media Wireless, which were established during the period from October 2005 to June 2006 and have obtained tax-exempt approval for 2006 and 2007.
     In 2005, Focus Media Advertising Agency has generated revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for Focus Media Advertising Agency’s clients on our network. Finally, Focus Media Agency also license technology used in our business operations from Focus Media Digital in exchange for license fees paid to Focus Media Digital. As a result of Focus Media Agency’s amortization of the license fee paid to Focus Media Digital, it incurred a charge to earnings of approximately $23 million in 2005. See “Related Party Transactions” for further information on these transactions and contractual agreements. Although these transactions were eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, they did have the affect of reducing our total income tax expense and increasing our after tax net income in 2005. As a result of these transactions, our effective tax rates were 2.8% in 2005.
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
     In December 2005, Focus Media Digital sold all of its flat-panel display equipment to New Focus Media Advertisement at fair market value and Focus Media Digital sold all of its technology to New Focus Media Advertisement in January 2006 at a fixed fee. As of January 2006, New Focus Media Advertisement generates revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for New Focus Media Advertisement’s clients on our network. Both New Focus Media Agency and Focus Media Defeng Advertisement act as advertising agencies for New Focus Media Advertisement and receives agency fees and retains a reasonable profit generated from their various operating activities. The reasonable profit is determined according to function and risk analysis for each of our major subsidiaries and VIEs and the comparable market profit rates we obtained from time to time. While these transactions are eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, they did have the affect of reducing our total income tax expenses and increasing our after tax net income. As a result, our effective tax rate was 1.3% and 7.0% for 2006 and 2007, respectively. See “Related Party Transactions” for further information on these transactions and contractual agreements. In addition, upon expiration of these tax exemptions, we will consider available options, in accordance with applicable law, that would enable us to qualify for further tax exemptions, if any, to the extent they are then available to us.
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions described above are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late-payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved in 2005, 2006 and 2007, or that Focus Media Digital, Focus Media Advertising Agency, New Focus Media Advertisement, New Structure Advertisement, or Framedia Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.”
     On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of the PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for certain qualifying enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such qualifying enterprises will gradually transition to the uniform tax rate within such transition period. Most of our PRC subsidiaries or VIEs’ tax holiday will expire after 2007.

While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus. Under the enterprise income tax law prior to January 1, 2008, to qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:
•	the technology researched and developed by the company falling into the high technology category promulgated by PRC government;

•	a minimum level of revenue generated from high technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue
     If any of our PRC entities ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to our PRC entities.
     The PRC central or provincial government could eliminate or reduce the preferential tax treatment in the future, which, as a result, would lead to an increase in our effective tax rate. Upon the eventual lapse of the preferential enterprise income tax rates of these subsidiaries, our effective tax rate will increase in the future.
     Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% as a high and new technology company will transition to the uniform tax rate of 25% from 2008 unless the company obtains the “new and high technology enterprise” status under the new tax law.
Recently Issued Accounting Standards
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 for fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces SFAS No. 141, “Business Combination.” The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively to business combinations completed on or after that date.

The Company is currently evaluating the impact, if any, of SFAS 141R on its financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company is currently evaluating the impact, if any, of SFAS 160 on its financial positions, results of operations and cash flows.
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
     The financial statements of:
•	Allyes Information Technology Company Limited, for the year ended, and as of, December 31, 2006;

•	Target Media Holdings, for the periods ended, and as of, December 31, 2004 and 2005; and

•	Infoachieve Limited, for the periods ended, and as of, December 31, 2003, 2004 and 2005 are available in our registration statement on Form F-1 (File No. 333-146913) and the financial statements of:
•	Perfect Media Holding Ltd. for the periods ended, and as of, December 31, 2003 and September 30, 2004;

•	Focus Media Changsha Holding Ltd., Focus Media Qingdao Holding Ltd. and Focus Media Dalian Holding Ltd. for the period ended, and as of, October 31, 2004; and

•	Capital Beyond Limited for the periods ended, and as of, December 31, 2004 and March 31, 2005, respectively, are available in our registration statement on Form F-1 (File No. 333-134714).
     In 2007, we also made a number of smaller acquisitions, which, due to the smaller size, does not necessitate our providing their financial statements on a stand alone basis. Among these smaller acquisitions, we acquired eight regional distributors in our digital out-of-home netword, five local poster frame companies, ten companies in the mobile advertising sector and six Internet advertising companies (excluding Allyes). No one of these acquisitions was material to our business.
Quarterly Results of Operation
     The following table presents unaudited consolidated quarterly financial data by amount for each of the eight quarters in the period from March 31, 2006 to December 31, 2007. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 20-F. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this Form 20-F. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
Consolidated Statement of	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
Operations Data	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands of U.S. dollars)
Net revenues:
Digital out-of-home
Commercial location(1)	$21,380	$30,438	$38,519	$41,724	$31,644	$51,060	$64,589	$73,390
In-store network(1)	5,294	6,538	7,239	7,836	6,638	7,244	7,087	6,475
Poster frame network(1)	6,067	9,778	11,284	13,775	12,669	18,548	23,063	31,192
Mobile handset advertising (1)	—	3,076	3,516	3,509	6,008	10,882	14,025	15,994
Internet advertising services (1)	—	—	—	—	—	25,236	42,511	57,191

Total advertising service revenue	32,741	49,830	60,558	66,844	56,959	112,970	151,275	184,242
Other revenue	457	233	90	1,152	381	305	117	310

Total revenues	33,198	50,063	60,648	67,996	57,340	113,275	151,392	184,552

Cost of revenues:
Digital out-of-home
Commercial location network	8,226	11,487	11,404	11,719	12,898	17,868	22,825	26,034
In-store network	3,973	4,394	4,616	5,123	5,027	5,187	5,832	7,456
Poster frame network	2,792	3,222	3,756	3,851	4,746	5,265	6,656	11,419
Mobile handset advertising network	—	2,405	2,219	1,428	2,754	4,569	6,145	9,725
Internet advertising services network	—	—	—	—	—	18,405	32,718	42,115

Advertising service cost:	14,991	21,508	21,995	22,121	25,425	51,294	74,176	96,749
Other cost	232	80	80	373	165	138	121	373

Total cost of revenues	15,223	21,588	22,075	22,494	25,590	51,432	74,297	97,122

Gross profit	17,975	28,475	38,573	45,502	31,750	61,843	77,095	87,430

Operating expenses:
General and administrative	4,395	6,298	5,956	9,074	8,683	11,646	12,095	17,032
Selling and marketing	4,407	5,376	6,784	9,195	9,886	13,154	19,081	27,810
Other operating income	(20)	(137)	(5)	(1,176)	(1,263)	(1,121)	(1,203)	(1,537)

Total operating expenses	8,782	11,537	12,735	17,093	17,306	23,679	29,973	43,305

Income from operations	9,193	16,938	25,838	28,409	14,444	38,164	47,122	44,125
Interest income (expenses), net	888	605	1,070	1,692	2,693	1,934	1,595	3,530
Other income (expenses), net	(71)	(408)	(175)	367	92	(52)	5	2,523

Income before income taxes and minority interest	10,010	17,135	26,733	30,468	17,229	40,046	48,722	50,178
Total income taxes	(617)	(373)	317	(371)	(968)	(2,318)	(2,109)	(5,649)
Minority interests	40	(91)	(45)	(9)	31	(13)	—	(713)

Net income attributed to shareholders	$9,433	$16,671	$27,005	$30,088	$16,292	$37,715	$46,613	$43,816

(1)	Advertising service revenue is presented net of sales taxes. The following tables presents the unaudited quarterly sales taxes information:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands of U.S. dollars)
Sales taxes:
Commercial location network	$2,082	$2,968	$4,062	$4,529	$3,274	$4,308	$5,584	$6,738
In-store network	524	697	763	819	688	754	726	675
Poster frame network	591	958	1,102	1,338	1,185	1,799	2,058	2,887
Mobile handset advertising network	—	289	285	205	12	386	602	612
Internet advertising services network	—	—	—	—	—	1,182	1,723	2,127

Total	$3,197	$4,912	$6,212	$6,891	$5,159	$8,429	$10,693	$13,039

The following table presents our unaudited consolidated quarterly financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended
Consolidated Statement of	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
Operations Data	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands of U.S. dollars)
Digital out-of-home
Commercial location network	64.4%	60.8%	63.6%	61.4%	55.2%	45.1%	42.7%	39.8%
In-store network	15.9%	13.1%	11.9%	11.5%	11.6%	6.4%	4.7%	3.5%
Poster frame network	18.3%	19.5%	18.6%	20.2%	22.1%	16.4%	15.2%	16.8%
Mobile handset advertising network	—	6.1%	5.8%	5.2%	10.5%	9.6%	9.3%	8.7%
Internet advertising services network	—	—	—	—	—	22.3%	28.0%	31.0%
Other revenues	1.4%	0.5%	0.1%	1.7%	0.6%	0.2%	0.1%	0.2%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Digital out-of-home
Commercial location network	24.8%	22.9%	18.8%	17.2%	22.5%	15.8%	15.1%	14.1%
In-store network	12.0%	8.8%	7.6%	7.5%	8.8%	4.6%	3.9%	4.0%
Poster frame network	8.4%	6.4%	6.2%	5.7%	8.3%	4.6%	4.4%	6.2%
Mobile Handset Advertising Network	—	4.8%	3.7%	2.1%	4.8%	4.1%	4.1%	5.3%
Internet advertising services network	—	—	—	—	—	16.2%	21.5%	22.8%
Other costs	0.7%	0.2%	0.1%	0.5%	0.3%	0.1%	0.1%	0.2%

Total cost of revenues	45.9%	43.1%	36.4%	33.0%	44.7%	45.4%	49.1%	52.6%

Gross profit	54.1%	56.9%	63.6%	67.0%	55.3%	54.6%	50.9%	47.4%
Operating expenses:
General and administrative	13.2%	12.6%	9.8%	13.3%	15.1%	10.3%	8.0%	9.2%
Selling and marketing	13.3%	10.7%	11.2%	13.5%	17.2%	11.6%	12.6%	15.1%
Other operating income	(0.1)%	(0.3)%	(0.0)%	(1.7)%	(2.2)%	(1.0)%	(0.8)%	(0.8)%

Total operating expenses	26.4%	23.0%	21.0%	25.1%	30.1%	20.9%	19.8%	23.5%

Income from operations	27.7%	33.9%	42.6%	41.9%	25.2%	33.7%	31.1%	23.9%
Interest income (expenses), net	2.7%	1.2%	1.8%	2.5%	4.7%	1.7%	1.1%	1.9%
Other income (expenses), net	(0.2)%	(0.8)%	(0.3)%	0.5%	0.2%	0.0%	0.0%	1.4%

Income before income taxes and
minority interest	30.2%	34.3%	44.1%	44.9%	30.1%	35.4%	32.2%	27.2%
Total income taxes	(1.9)%	(0.7)%	0.5%	(0.5)%	(1.7)%	(2.0)%	(1.4)%	(3.1)%
Minority interest	0.1%	(0.2)%	(0.1)%	0.0%	0.1%	0.0%	—	(0.4)%

Net income attributable to shareholders	28.4%	33.4%	44.5%	44.4%	28.5%	33.4%	30.8%	23.7%

(1)	Advertising service revenue is presented net of sales taxes. The following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands of U.S. dollars)
Sales taxes:
Commercial location network	8.9%	8.9%	9.5%	9.8%	9.4%	7.8%	8.0%	8.4%
In-store network	9.0%	9.6%	9.5%	9.5%	9.4%	9.4%	9.3%	9.4%
Poster frame network	8.9%	8.9%	8.9%	8.9%	8.6%	8.8%	8.2%	8.5%
Mobile handset advertising network	—	8.6%	7.5%	5.5%	0.2%	3.4%	4.1%	3.7%
Internet advertising services network	—	—	—	—	—	4.5%	3.9%	3.6%

Total	8.9%	9.0%	9.3%	9.3%	8.3%	6.9%	6.6%	6.6%

     Certain quarterly financial information related to each fiscal quarters of the fiscal year ended December 31, 2006 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC on May 26, 2006, August 21, 2006, November 20, 2006 and February 26, 2007 as a result of the following:
     Advertising agency rebates for each fiscal quarter of the fiscal year ended December 31, 2006. We classified $88,537, $624,365, $425,807 and $257,205 advertising agency rebates, respectively, as selling expenses rather than as a reduction of revenues in the quarter ended March 31, June 30, September 30 and December 31, 2007, respectively. This adjustment resulted in an increase in the originally reported gross margin and a decrease to reported selling expenses from our filings on Form 6-K dated May 26, 2006, August 21, 2006, November 20, 2006 and February 26, 2007, respectively. The foregoing restated amounts did not affect net income or earnings per share.
A. Operating Results
Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     Total Revenues. Our total revenues increased substantially from $211.9 million in 2006 to $506.6 million in 2007 due primarily to an increase in our advertising service revenue.
Digital Out-of-home Advertising Network. Advertising service revenue from our digital out-of-home advertising network, which includes our commercial location, in-store and poster frame networks, increased 66.9% from $199.9 million in 2006 to $333.6 million in 2007, primarily due to a 67.1% increase in revenues from our commercial location network and an approximately two-fold increase in revenues from our poster frame network.
•	Commercial location network. Advertising service revenue from our commercial location network increased 67.1% from $132.1 million in 2006 to $220.7 million in 2007. The increase in advertising service revenue is attributable to: (i) continued acceptance of our media by an increasing number of advertising clients; (ii) the steady expansion of our media network, including the number of LCD displays and LED billboards on our network; and (iii) the sale of tailored advertising packages including through the seven specialized channels on our commercial location network and by targeting advertising campaigns on specific lists of buildings requested by advertising clients.

•	In-store network. Advertising service revenue from our in-store network, increased 2.0% to $27.4 million in 2007 from $26.9 million in 2006. This increase was attributable to steady sales of advertising services on the network as it continued to increase in size. Specifically, the number of displays installed in the in-store network amounted to 49,452 as of December 31, 2007, up from 38,742 as of December 31, 2006, offset in part by relatively strong competition in this area, mainly from CGEN Digital Media Company Limited, which we subsequently acquired in January 2008. The number of hypermarkets in our networks, from which we derive most of our in-store network revenue, increased from 1,100 as of December 31, 2006 to 1,398 as of December 31, 2007.

•	Poster frame network. Advertising service revenue from our poster frame network more than doubled to $85.5 million in 2007 compared to $40.9 million in 2006. This increase in revenue is primarily attributable to robust sales as the total number of frames installed more than doubled from 95,878 as of December 31, 2006 to 190,468 as of December 31, 2007, including 10,819 digital frames which we introduced in 2007.
     Mobile Handset Advertising Network. Advertising service revenue from our mobile handset advertising network increased significantly from $10.1 million in 2006 to $46.9 million in 2007 due to the increasing acceptance by advertisers of mobile handset advertising as telecommunications services and mobile handset ownership continues to grow in China. Starting in April 1, 2008, we expect our revenues from our mobile handset advertising business to decrease as we no longer engage in “push” campaigns that involve sending messages to cuonsumers without their consent. We now engage only in “pull” advertising campaigns, or sending messages to consumers after receiving their explicit consent.
     Internet Advertising Services Network. We commenced providing Internet advertising services and software solutions in March 2007 upon our acquisition of Allyes. Advertising service revenue from our Internet advertising services network totaled $124.9 million in 2007 attributable primarily to sales of our digital marketing services, sales of our performance-based advertising service ‘SmartTrade’ and sales of our Internet advertising software package ‘AdForward’.
     Cost of Revenues. Our cost of revenues increased significantly from $81.4 million in 2006 to $248.4 million in 2007 due to increases in costs of expanding and maintaining our digital out-of-home advertising networks and mobile handset advertising network as well as from costs related to our Internet advertising services network, which we began to incur in April 2007 upon the acquisition of Allyes.
     Digital out-of-home advertising costs. Cost of revenues associated with our digital out-of-home advertising networks increased 75.9% from $74.6 million in 2006 to $131.2 million in 2007. This increase is primarily attributable to increased costs associated with the expansion of our commercial location network and an increase in the number of LED billboards.

•	Net advertising service cost — commercial location network. Our net advertising service cost for our commercial location network increased 85.9% from $42.8 million in 2006 to $79.6 million in 2007. This increase was due to (i) the substantial increase in our advertising service business on our commercial location network between these two periods including substantial increases in our location costs due to a substantial increase in the number of commercial locations where we entered into display placement agreements, including those we operate in our ourdoor billboard business; (ii) an increase in flat-panel display depreciation costs as a result of an increase in the number of flat-panel displays we own and operate directly from 80,623 as of December 31, 2006 to 107,533 as of December 31, 2007; (iii) our acquisition of 8 regional distributors during this period, (iv) an increase in other direct costs associated with maintaining the network and (v) payments associated with our lease of curbside LED billboards and screen time at movie theaters.

•	Net advertising service cost — in-store network. We incurred $23.5 million in net advertising service cost for our in-store network in 2007 compared to $18.1 million in 2006, consisting of location costs and depreciation costs relating to the installation and maintenance of our in-store network.

•	Net advertising service cost — poster frame network. Our net advertising service cost for our poster frame network increased significantly to $28.1 million in 2007 compared to $13.6 million in 2006, attributable to location costs and depreciation costs relating to the installation and maintenance of poster frames on our network as we significantly increased the number of traditional poster frames on our network and, in June 2007, began to incur location costs associated with our digital poster frames.
•	Net advertising service cost — mobile handset advertising network. Net advertising service cost associated with our mobile handset advertising network increased significantly from $6.1 million in 2006 to $23.2 million in 2007. These costs consist primarily of message costs charged by mobile operators.
•	Net advertising service cost — Internet advertising service network. We incurred net advertising service costs of $93.2 million in 2007. These costs consist primarily of advertising space leasing costs charged by gateway websites.
     Gross Profit. As a result of the foregoing, our gross profit increased by 97.8% from $130.5 million in 2006 to $258.1 million in 2007. Our overall gross margin decreased during the same period from 61.6% to 51.0% primarily due to the addition of our Internet advertising services network in the first half of 2007, which has lower margins and higher intangible amortization expenses resulting from acquisitions in our poster frame, mobile and Internet advertising businesses. Our gross margins for each of our businesses during these periods are presented in the following table:

	Year ended December 31,
	2006	2007
	US$’000	US$’000

Gross profit
Commercial location network	$89,225	$141,058
In-store network	8,801	3,942
Poster frame network	27,283	57,386

Digital out-of-home	125,309	202,386

Mobile Handset Advertising Network	4,049	23,716
Internet Advertising	—	31,700
Others	1,167	316

Total	$130,525	$258,118

Gross margin
Commercial location network	67.6%	63.9%
In-store network	32.7%	14.4%
Poster frame network	66.7%	67.1%

	Year ended December 31,
	2006	2007
	US$’000	US$’000

Digital out-of-home	62.7%	60.7%

Mobile Handset Advertising Network	40.1%	50.6%
Internet Advertising	—	25.4%
Others	60.4%	28.4%

Total	61.6%	51.0%

     In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
     Operating Expenses. Our operating expenses increased significantly from $50.1 million in 2006 to $114.3 million in 2007. Operating expenses remained relatively consistent as a percentage of revenues, 23.7% in 2006 compared to 22.6% in 2007. The increase in operating expenses was primarily due to increases in our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, and in share-based compensation expenses under SFAS 123-R, as well as the amortization of acquisition related intangible assets.
•	General and Administrative. General and administrative expenses increased substantially from $25.7 million in 2006 to $49.5 million in 2007 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as our operations have grown, increases in share-based compensation expense and increases in costs associated with being a publicly listed company.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $25.8 million in 2006 to $69.9 million in 2007 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force as well as share-based compensation expenses and amortization of acquisition related intangible assets.
Other operating income. Other operating income represented the government subsidy received.
     Income from Operations. As a result of the foregoing, we had income from operations of $143.9 million in 2007 compared to $80.4 million in 2006.
     Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $84.3 million in 2006 compared to $156.2 million in 2007, which included interest income and other income (expenses).
•	Interest Income. Interest income increased from $4.5 million in 2006 to $9.8 million in 2007. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from our follow-on public offerings.

•	Income Taxes. Our income taxes were $1.0 million in 2006 with an effective tax rate of 1.2% compared to $11.0 million in 2007 with an effective tax rate of 7.1%.
     Net Income. As a result of the foregoing, our net income increased 73.6% from $83.2 million in 2006 to $144.4 million in 2007.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Total Revenues. Our total revenues increased substantially from $68.2 million in 2005 to $211.9 million in 2006 due to an increase in our advertising service revenue.
     Our total advertising service revenue increased significantly from $66.9 million in 2005 to $210.0 million in 2006, including the advertising service revenues derived from our poster frame network amounting to $40.9 million and $10.1 million from mobile handset advertising network primarily as a result of our acquisitions in 2006.

     Digital Out-of-home Advertising Network. Advertising service revenue from our digital out-of-home advertising network increased significantly from $66.9 million in 2005 to $199.9 million in 2006, primarily due to rapid growth in revenues from our commercial location network as well as from the addition of revenues from our poster frame network.
•	Commercial location network. Advertising service revenue from our commercial location network increased significantly from $61.4 million in 2005 to $132.1 million, including $15.4 million to related parties in 2006. The increase in advertising service revenue for our commercial location network is attributable to:

•	An increase in the number of flat-panel displays on our network from 48,226 as of December 31, 2005 to 85,460 as of December 31, 2006 including our regional distributors;

•	Our network reach increased from 58 cities as of December 31, 2005, including 26 cities directly operated by our company and 32 cities operated by our regional distributors, to 91 cities as of December 31, 2006, including 51 cities directly operated by our company and 40 cities operated by our regional distributors;

•	We gained an additional seven minutes of advertising cycle time from each of the regional distributors we acquired between January 1, 2006 and December 31, 2006; and

•	The increase in the average selling price was largely due to increased demand in our Tier II cities, while the average selling price of our advertising services in our Tier I cities increased between these two periods.

•	In-store network . Advertising service revenue from our in-store network, which commenced operations in April 2005, totaled $26.9 million in 2006. We expect the contribution to our total revenues from our in-store network to increase in the near future.

•	Poster frame network. We generated $40.9 million in net revenues from our poster frame network in 2006. We commenced operation of our poster frame network in 2006 following our acquisition of Framedia.
     Mobile handset advertising network. We generated $10.1 million in net revenues from our mobile handset advertising network in 2006. We commenced operations of this network in May 2006.
     Other revenues increased from $1.3 million in 2005 to $1.9 million in 2006, primarily from license fees that we received from our overseas franchise companies. By the end of 2006, we granted licenses to approximately 10 overseas franchise companies using the Focus Media brand in operating local LCD advertising networks in India, Malaysia, Indonesia, the Philippines, the Gulf Cooperation Council region (including Saudi Arabia), Hong Kong, Taiwan and Singapore.
     Cost of Revenues. Our cost of revenues increased significantly from $26.7 million in 2005 to $81.4 million in 2006 due to increases in our net advertising service cost for our commercial location network, our in-store network and two new business lines: our poster frame network and mobile handset advertising network.
     Net Advertising Service Cost — Digital Out-of-home Advertising Network. Our net advertising service cost for our digital out-of-home advertising network increased significantly from $25.7 million in 2005 to $74.6 million in 2006, primarily as a result of substantial growth in the size of our commercial location network and in-store network as well as costs associated with our poster frame network following our acquisition of Framedia.
•	Net advertising service cost — commercial location network. Our net advertising service cost for our commercial location network increased substantially from $18.6 million in 2005 to $42.8 million in 2006. This increase was due to the substantial increase in our advertising service business on our commercial location network between these two periods. Our location costs increased substantially from $11.3 million in

2005 to $25.8 million in 2006 due to a substantial increase in the number of commercial locations where we entered into display placement agreements. Our rental fees increased as a percentage of total revenues between these two periods as a result of (1) a significant increase in the number of locations in our commercial location network, including those previously operated by Target Media; and (2) average increased rental payments for the renewal of display placement agreements in the more desirable locations on our commercial location network. Flat-panel display depreciation costs increased from $3.4 million in 2005 to $9.2 million in 2006, as a result of an increase in the number of flat-panel displays we own and operate directly from 45,049 as of December 31, 2005 to 80,623 as of December 31, 2006 and to our acquisition of Target Media and 3 regional distributors during this period. Other cost of revenues related to net advertising service cost increased from $3.2 million in 2005 to $6.1 million in 2006 as a result of (1) an increase in number of personnel responsible for monitoring the network following the acquisition of Target Media; (2) an increase in the volume of CF cards we purchased even as the per-unit cost of CF cards decreased and (3) an increase in salary and benefit expenses for personnel responsible for location relations and display placement agreements with landlords and property managers and for maintaining and monitoring our network.

•	Net advertising service cost — in-store network. We began incurring net advertising service cost relating to our in-store network in April 2005 when we launched our in-store network. We incurred $18.1 million in net advertising service cost for our in-store network in 2006, consisting of location costs of $12.7 million and depreciation costs relating to the installation and maintenance of our in-store network amounting to $3.5 million.

•	Net advertising service cost — poster frame network. We began incurring net advertising service cost relating to our poster frame network in 2006 following our acquisition of Framedia. We incurred $13.6 million in net advertising service cost for our poster frame network in 2006, consisting primarily of frame costs and depreciation costs relating to the installation and maintenance of the poster frames.

•	Net advertising service cost — mobile handset advertising network. We began incurring net advertising service cost relating to our mobile handset advertising network in 2006 following our acquisition of Dotad, now known as Focus Media Wireless. We incurred $6.1 million in net advertising service cost for our mobile handset advertising network in 2006, primarily consisting of message costs charged by mobile network providers

•	Other cost. We incurred net advertising equipment costs of $975,747 in 2005 compared to $764,959 in 2006, which decrease reflects the fact that we have acquired many of our fastest-growing regional distributors. We expect net advertising equipment costs to continue to decrease.
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
•	General and Administrative. General and administrative expenses increased substantially from $9.1 million in 2005 to $25.7 million in 2006 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as well as accounting and administrative costs related to being a public company. In addition, in connection with the options granted to our directors, employees and consultants since July 2004, we recorded stock-based compensation of $6.1 million in 2006 following the adoption of SFAS No. 123 (revised 2005), “Share-Based Payment".

•	Selling and Marketing. Selling and marketing expenses increased substantially from $9.6 million in 2005 to $25.8 million in 2006 due to increases in marketing and promotional expenses by our sales force and in salary

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
B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash Flows and Working Capital
     To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2007, we had approximately $450.4 million in cash and cash equivalents, of which we paid $168.4 million to the former shareholder of CGEN on January 1, 2008 in connection with our acquisition of CGEN. As we have expanded our network, entered into a large number of display placement agreements, increased our acquisition of regional distributors and related businesses, and made strategic acquisitions, our cash needs for such acquisitions, the purchase of flat-panel displays, payment of our location and maintenance costs and employee costs increased significantly and accounted for the net cash used in investing activities. Our cash and cash equivalents primarily consist of cash on hand, liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of Focus Media Advertisement and its subsidiaries in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through Focus Media Advertisement and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of Focus Media Advertisement. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Focus Media Advertisement and its subsidiaries that provide us with effective control over Focus Media Advertisement and its subsidiaries. In addition, we have access to the cash flows of Focus Media Advertisement and its subsidiaries through contractual arrangements with our subsidiaries Focus Media Technology and Focus Media Digital, which provide technical and other services in exchange for fees. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements Among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and Its Subsidiaries”.
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
     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2005, 2006 and 2007:

	For the year ended December 31,
	2005	2006	2007
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$11,269	$93,355	$166,960
Net cash (used) in investing activities	(117,667)	(121,994)	(342,881)
Net cash provided by financing activities	119,168	153,521	442,976
Effect of exchange rate changes	1,214	3,076	18,750
Net increase in cash and cash equivalent	13,984	127,958	285,805
     We had cash provided by operating activities of $167.0 million in 2007, a 75.5% increase compared to $95.1 million in 2006. This is in line with the 73.6% increase in our net income compared to 2006. For detail reconciliation from our net income to net cash provided by operating activities, please refer to consolidated cashflow statements contained in ITEM 18.
     We had net cash used in investing activities of $342.9 million in 2007, primarily consists the followings: (1) investment in available-for-sale equity securities of $88.2 million; (2) purchase consideration paid and deposits paid to acquire subsidiaries aggregating $165.1 million, primarily including Allyes, CGEN; (3) capital expenditure of $55.8 million; and (4) loan issued to CGEN of $30 million. We had net cash used in investing activities of $123.8 million in 2006, primarily in connection with the acquisition of companies, including Target Media and Focus Media Wireless, subsidiaries and regional distributors, purchase of equipment used to expand our networks, and rental deposits paid for locations on our out-of-home television, poster frame and outdoor LED networks. Our acquisition of Framedia involved our payment of $39.6 million in cash and issuance of $55.4 million of our ordinary shares to the seller parties at a fixed value of $2.456 per ordinary share. Pursuant to the share purchase agreement we entered into with E-Times and Skyvantage, we paid the seller parties $5.0 million. We also paid $70 million in cash and issued 77 million ordinary shares to the shareholders of Target Media. See “Item 10.C Additional Information — Material Contracts — Framedia” and “— Target Media”. We had net cash used in investing activities of $117.8 million for in 2005, primarily in connection with the acquisition of companies, subsidiaries and regional distributors, purchase of equipment used to expand our commercial location and in-store networks, and rental deposits paid for locations on both our commercial location and in-store networks.
     $443.0 million net cash was provided by financing activities in 2007, primarily from the proceeds of $312.5 million, net of issuance costs, from our follow-on offering in November 2007 and the proceeds of $115.0 million, net of issuance costs, from our follow-on offering in January 2007. $153.5 million net cash was provided by financing activities in 2006, primarily from the proceeds of $142.8 million, net of issuance costs, from our follow-on offerings. $119.2 million net cash was provided by financing activities in 2005, primarily from the proceeds of our initial public offering in July 2005.
     We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our most recent public offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as the purchase of flat-panel displays and LED digital billboards and increased location cost, including in connection with our acquisition of Framedia, Target Media, E-Times, Focus Media Wireless and CGEN, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network and the proceeds from this offering will be sufficient to cover any such obligations and costs. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Transactions with Related Parties
     Our transactions with related parties have been conducted on arm’s length terms. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 17 to our audited consolidated financial statements included in this annual report.
Capital Expenditures
     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the year ended December 31,
	2005	2006	2007
	(in thousands of U.S. dollars)
Total capital expenditure	$36,765	$22,878	$55,776
     Our capital expenditures were made primarily to acquire flat-panel displays and digital frames for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2008, in an amount of approximately $50 million, to primarily consist of purchases of components for our flat-panel displays and new poster frames as we continue to expand our commercial location network, in-store network and poster frame network. We also intend to upgrade our financial, accounting systems and internal control systems. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.
Restricted Net Assets
     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2006 and 2007, the amount of our restricted net assets was approximately $223.4 million and $447.6 million, respectively.
C. Research, Development, Patents and Licenses, etc.
Research and Development
     We intend to continue to develop a more advanced model of flat-panel display that uses mobile communications and wireless technology to receive, store, configure and play back advertising content. Whether or not we deploy this newer technology will depend upon cost and network security. We are also developing related software systems that will enable us to configure and run the content on our advertising network in conjunction with mobile communications systems. We also continue to develop proprietary software and systems in connection with the operation of and provision of services through our online advertising services business through Allyes.
Patents and Trademarks
     We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel displays. We currently hold design patents for our new model of flat-panel display and our software. We have the right to use several trademarks relating to the “Focus Media” brand name in China and in Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China. Following our acquisition of Allyes, we also acquired all of its intellectual property including that held by its subsidiaries and affiliates.
     We do not know if our trademark applications will lead to registered trademarks with the scope of the goods and services we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See Item 3.D Risk Factor — Risks Relating to Our Business and Industry — Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. We have also obtained copyright registration for a number of our software. We will continue to assess appropriate occasions for seeking trademark, copyright and other intellectual property protections for those aspects of our business that we believe provide significant competitive advantages.
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
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2007.

	Payments due December 31
	TOTAL	2008	2009	2010	2011	Thereafter
Display and poster frame placement agreement obligations	$194,068	$96,042	$54,958	$23,786	$10,278	$9,004
Office premise lease obligations	13,283	6,014	4,068	1,711	1,282	208

Total contractual obligations	$207,351	$102,056	$59,026	$25,497	$11,560	$9,212

     Other than certain leasing arrangements relating to the placement of our flat-panel and office premises, as of December 31, 2007, we did not have any long-term debt obligations, operating lease obligations or purchase obligations.

     As of December 31, 2007, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities and the proceeds of this offering. Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.

Name	Age	Position
Jason Nanchun Jiang	35	Executive Chairman of the Board of Directors
Zhi Tan	53	Chief Executive Officer and Director
David Feng Yu(1)	46	Co-chairman of the Board of Directors
Jimmy Wei Yu	35	Director
Fumin Zhuo(2)	56	Director
Neil Nanpeng Shen(2)	40	Director
Charles Chao(2)(3)	42	Director
Daqing Qi(4)	45	Director
David Ying Zhang(5)	34	Director
Daniel Mingdong Wu	41	Chief Financial Officer
David Hailong Zhu	40	Senior Vice President — Internet Advertising
Maodong Xu	40	Senior Vice President — Mobile Handset Advertising

(1)	Mr. Yu was appointed as co-chairman of the board of directors of Focus Media on February 28, 2006 pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.

(2)	Independent director and a member of our audit committee, compensation committee and nomination committee.

(3)	In the year ended December 31, 2007, SINA Corporation and Focus Media were involved in transactions exceeding 5% of SINA’s revenues, and accordingly, under Nasdaq rules, Mr. Chao has lost his status as an independent director. We intend to replace Mr. Chao with another independent director at our next annual shareholders meeting, as is consistent with Nasdaq requirements, as well as to appoint additional directors at that time. We intend for Mr. Chao to remain on at that time as an executive (non-independent) director.

(4)	Mr. Qi was appointed as an independent director on February 28, 2006 by the seller parties of Target Media pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.

(5)	David Ying Zhang was appointed as an independent director on September 28, 2007 by our nominations committee and board of directors in order to restore a majority of independent directors to our board.
     Jason Nanchun Jiang, our founder, has served as the chairman of our board of directors since May 2003 and our chief executive officer from May 2003 to March 2008. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997 which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of our current business operations. In December 2003, Mr. Jiang was selected by China News Publisher’s Media magazine as one of the “Media People of the Year”. In September 2003, Mr. Jiang was selected by the Television and Newspaper Committees of the China Advertising Commission as one of its “contemporary outstanding advertising media personalities”. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.
     Zhi Tan was appointed as our chief executive officer in March 2008 and has been a director since January 2007. Prior to his appointment, Dr. Tan has served as both president of the company and senior vice president in charge of the operations of our poster frame network. Dr. Tan was previously the chairman and chief executive officer of Framedia. Dr. Tan has extensive management and operational experience. He served as senior advisor at Tom.com of Hong Kong prior to join Framedia. From 1999 to 2002, he was the chief executive officer of 8848.net Corporation, which was one of the largest online e-commerce organizations in China. Before joining 8848.net, Dr. Tan was deputy general manager for Microsoft China in 1999. Prior to Microsoft, Dr. Tan was senior vice-president for UTStarcom China from 1995 to 1998. He was directly responsible for all aspects of operations for both Microsoft China and UTStarcom China. Dr. Tan received his PhD in Computer Science from Worcester Polytechnic Institute of Massachusetts in 1987 and a B.S. in Computer Engineering from Jilin Industrial University in China in 1980.
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
     Jimmy Wei Yu has served as our director since May 2003. Mr. Yu is the chairman and chief executive officer of United Capital Investment (China) limited, which is one of our principal shareholders and the management company of United China Investment Limited and KTB/UCI China Ventures I Limited and UCI China Venture II Limited. Mr. Yu is also the chairman of Shanghai Multimedia Park Venture Capital, a position he has held since 2003. From 1995 to 1999, Mr. Yu served in various capacities in several telecommunications companies, including as Chief Representative of UTStarcom (Hong Kong) Ltd. He also has been the Chief Representative of Softbank China Venture Capital since its incorporation in 1999.
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
     Daqing Qi was appointed as our director on February 28, 2006 upon the closing of our acquisition of Target Media. Professor Qi is professor of accounting and associate dean of the Cheong Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Professor Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Professor Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Information Industries of the People’s Republic of China, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Professor Qi also serves on the board of directors of Sohu.com, a Nasdaq-listed company that provides online services in China. Professor Qi holds a B.S. degree in biophysics and a B.A. degree in journalism from Fudan University, an MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and a Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.
     David Ying Zhang was appointed as our director on September 28, 2007. Mr. Zhang is the managing director and head of the Beijing office of WI Harper, a private equity investment fund. Mr. Zhang joined WI Harper in late 2001 in the San Francisco office and moved back to China in early 2003. Prior to joining WI Harper, Mr. Zhang was a senior venture associate with ABN AMRO Capital focusing on the life sciences, information technology, and Internet sectors. Before joining ABN AMRO Capital, Mr. Zhang worked at Salomon Smith Barney. At WI Harper, Mr. Zhang has been responsible for investments in a number of companies including Pollex, Cardiva, Celestry Designs, Focus Media and iKang Healthcare. Mr. Zhang was born in Shanghai, grew up in the United States and holds a M.S. degree in biotechnology and business from Northwestern University and a B.S. in biology and chemistry from California State University, San Francisco.
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
     David Hailong Zhu has been our Senior Vice President — Internet Advertising. Mr. Zhu since March 2008. From 2001 until 2006, Mr. Zhu was a director and chief executive officer of Allyes, where he was vice president from 2000 until 2001. Prior to joining Allyes, Mr. Zhu worked at FCB Worldwide from 1999 to 2000 as account director. From 1995 to 1997, Mr. Zhu served as account manager at McCann-Erickson. Mr. Zhu worked at DMB&B as accounting executive from 1994 to 1995. Mr. Zhu obtained a bachelor’s degree in English Literature from the University of International Relations in Beijing and an EMBA from the China Europe International Business School.
     Maodong Xu has been our Senior Vice President — Mobile Handset Advertising since March 2008. From December 2005 until March 2008, Mr. Xu was a senor vice president at Focus Media Wireless (formerly Dotad). From 1998 until 2005, Mr. Xu was the general manager of Digital Galvez Technology Ltd. Prior to that appointment, Mr. Xu had worked at Qilu Company as general manager and at the Rizhao Port Authority in Shandong as a manager. Mr. Xu has been honored as an “Outstanding Private Entrepreneur of Shandong Province” among other honors. Mr. Xu holds a B.S. degree from Wuhan University of Water Transportation Engineering.
     We increased our board of directors from five to seven members when we completed our acquisition of Target Media, and further to nine members in 2007.
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
B. Compensation
     In 2007, we paid aggregate cash compensation of approximately $734,000 to our directors and executive officers as a group. In 2005, 2006 and 2007, we granted to selected directors, officers and employees options to acquire an aggregate 22,503,630, 14,800,000, and 10,892,685 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Option Plans
     Our 2003 Employee Share Option Scheme, or our 2003 Option Plan, was adopted by our board of directors at a meeting on June 1, 2003. Our members and board of directors adopted our 2005 Share Option Plan, or our 2005 Option Plan, in May 2005. Our members and board of directors adopted our 2006 Employee Share Option Plan, or our 2006 Option Plan, in October 2006. Our members and board of directors adopted our 2007 Employee Share Option Plan, or our 2007 Option Plan, in December 2007. Our option plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
     Originally, under our 2003 Option Plan, not more than 30% of our share capital was reserved for grants of options. Prior to the adoption of our 2005 Option Plan, we issued options equivalent to 10.87% of our issued share capital under our 2003 Option Plan. Under our 2005 Option Plan, the amount of options we may issue has been reduced to an aggregate of 20% of our share capital, including the 10.87% already granted under our 2003 Option Plan. Under our 2006 Share Option Plan, we were authorized to issue up to 3.6% of our share capital outstanding from time to time. In addition, during the three years from the adoption of our 2007 Option Plan, we may issue no more than 5% of our share capital for grants of options.
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

•	In March 2007 and May 2007, we granted options to purchase 1,200,000 and 100,000 of our ordinary shares to certain of our employees. The exercise price of the options is $7.20 and $7.394 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on March 18, 2017 and May 8, 2017, respectively.

•	In October 2007, we granted options to purchase 9,592,685 of our ordinary shares to certain of our employees, executive officers and directors. Of these options, 6,982,500 were issued to non-management employees and 2,610,185 were issued to our directors and officers. The issuance to our officers and directors included grants to Jason Nanchun Jiang and Zhi Tan of options to purchase 210,185 and 250,000 of our ordinary shares, respectively. No other director or officer, upon exercise of all options granted, would beneficially own more than 1% of our outstanding ordinary shares. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $11.422 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on October 3, 2017.
     Under our 2007 Option Plan:
•	In January 2008, we granted options to purchase 4,500,000 of our ordinary shares to certain of our non-management employees. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $9.10 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on January 29, 2018.
•	In March 2008, we granted options to purchase 2,750,000 of our ordinary shares to certain of our executive officers. Of these options, 2,500,000 were issued to Zhi Tan. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $8.262 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on March 9, 2018.
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
     Our board of directors may amend, alter, suspend, or terminate each of our option plan at any time, provided, however, that in order to increase the limit of 20% of our share capital that may be granted as options, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our 2007 Option Plan will terminate in December 2017.

     The table below sets forth the option grants made to our directors and executive officers pursuant to our option plans as of March 31, 2008.

	Number of ordinary
	shares to be issued
	upon exercise of	Exercise per
	options	ordinary share	Date of grant	Date of expiration
	(in U.S. dollars)
Jason Nanchun Jiang	5,882,000	$0.24	August 25, 2004	August 24, 2014
“	3,080,000	$2.60	November 2, 2005	November 1, 2015
“	1,051,100	$2.70	November 16, 2005	November 15, 2015
“	210,185	$11.42	October 3, 2007	October 2, 2017
David Feng Yu	*	$5.09	March 10, 2006	March 9, 2016
Jimmy Wei Yu	*	$0.24	July 5, 2004	July 4, 2014
“	*	$0.24	August 25, 2004	August 24, 2014
“	*	$1.70	July 13, 2005	July 13, 2015
“	*	$11.42	October 3, 2007	October 2, 2017
Fuming Zhuo	*	$0.24	August 10, 2004	August 9, 2014
“	*	$11.42	October 3, 2007	October 2, 2017
Neil Nanpeng Shen	*	$0.58	January 1, 2005	December 31, 2014
“	*	$11.42	October 3, 2007	October 2, 2017
Charles Chao	*	$2.60	November 2, 2005	November 1, 2015
“	*	$11.42	October 3, 2007	October 2, 2017
Daqing Qi	*	$5.09	March 10, 2006	March 9, 2016
“	*	$11.42	October 3, 2007	October 2, 2017
Zhi Tan	*	$5.72	November 16, 2006	November 15, 2015
“	*	$11.42	October 3, 2007	October 2, 2017
“	*	$8.262	March 10, 2008	March 9, 2018
Daniel Mingdong Wu	*	$0.58	February 2, 2005	February 1, 2015
“	*	$0.75	February 2, 2005	February 1, 2015
“	*	$1.70	July 13, 2005	July 13, 2015
“	*	$11.42	October 3, 2007	October 2, 2017
“	*	$8.262	March 10, 2008	March 9, 2018

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
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
     Audit Committee. Our audit committee currently consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Shen is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act, other than Charles Chao who will be replaced as an independent director at our next annual shareholders meeting in accordnace with Nasdaq requirements but who will remain on as a non-independent director.
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
     Compensation Committee. Our current compensation committee consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Chao is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), other than Charles Chao who will be replaced as an independent director at our next annual shareholders meeting in accordnace with Nasdaq requirements but who will remain on as a non-independent director.
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
     Nominations Committee. Our current nominations committee consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Zhuo is the chairman of our nominations committee. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), other than Charles Chao who will be replaced as an independent director at our next annual shareholders meeting in accordnace with Nasdaq requirements but who will remain on as a non-independent director.
     Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
D. Employees
     As of December 31, 2007, we had a total of 5,175 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of December 31, 2007:

	Number of
	employees(1)	Percentage

Sales and marketing	1,429	28%
Operations	2,665	51%
Management and administration	1,081	21%

Total number of employees	5,175	100%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.
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
E. Share Ownership
     Please see Item 6.B. and Item 7.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2008:
•	each person known to us to own beneficially more than 5% of our ordinary shares and

•	each of our directors and executive officers who beneficially own our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of March 31, 2008, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 647,503,412 ordinary shares outstanding as of the date of this annual report.

Shares beneficially owned
	Number	Percent
Principal Shareholders
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (1)	69,104,595	10.55%
Pequot Capital Management, Inc.(2)	48,869,600	7.55%
FMR LLC(2)	45,502,190	7.03%

Directors and Executive Officers (3)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (4)	68,604,595	10.55%
David Feng Yu	*	*
Jimmy Wei Yu	*	*
Neil Nanpeng Shen	—	*
Charles Chao	—	*
Fumin Zhuo	—	*
Daqing Qi	—	*
Zhi Tan	*	*
Daniel Mingdong Wu	—	*
David Hailong Zhu	—	*
Maodong Xu	—	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 53,975,959 ordinary shares beneficially owned by JJ Media Investment Holding Ltd., 500,000 ordinary shares beneficially owned by JJ Media Investment Holding Ltd. in the form of ADSs through Citi (Nominees) Limited, and 5,041,600 and 2,476,650 options to purchase our ordinary shares owned by Target Sales International Limited and Target

Management Group Limited. JJ Media Investment Holding Ltd., Target Sales International Limited and Target Management Group Limited are 100% owned by Jason Nanchun Jiang, our founder and executive chairman.

(2)	Information based on the most recent Form 13G filed by these entities.

(3)	The address of our current directors and executive officers is c/o 28F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China.

(4)	See note 1.
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
B. Related Party Transactions
     Details of gross advertising service revenue from related parties for the years ended December 31, 2005, 2006 and 2007 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2005	2006	2007
Shanghai Everease Advertising & Communication Ltd. (“Everease”)	Jason Nanchun Jiang	$1,552,039	$7,764,977	$3,132,954
Multimedia Park Venture Capital	Jimmy Wei Yu	2,330,945	3,885,546	104
Shanghai Jobwell Business Consulting Co., Ltd.	Jimmy Wei Yu	1,050,258	1,382,695	—
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	757,850	1,122,945	—
Shanghai Wealove Business Consulting Co., Ltd.	Jimmy Wei Yu	—	671,488	—
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	908,100	982,527	—
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	1,646,120	3,230,040	44,542
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	—	190,563	1,095,814
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	119,768	608,150
Home-Inn Hotel Management (Beijing) Co., Ltd	Neil Nanpeng Shen	—	78,742	82,356
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	264,120	178,933	—
51.com	Neil Nanpeng Shen	—	—	19,611
Qihoo.com	Neil Nanpeng Shen	—	—	12,151
UUSEE	Neil Nanpeng Shen	—	—	27,789
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	—	—	243,628

Total		$8,509,432	$19,608,224	$5,267,099

     Details of advertising space leasing costs charged, net of agency rebates received or will be received from gateway websites, of those whom are the related parties, for the years ended December 31, 2005, 2006 and 2007 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2005	2006	2007
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	$—	$—	$24,755,004
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	—	14,596,893
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	—	—	130,230
51.com	Neil Nanpeng Shen	—	—	204,612
Qihoo.com	Neil Nanpeng Shen	—	—	305,413
UUSEE	Neil Nanpeng Shen	—	—	15,929
E-House (China) Holdings Limited	Neil Nanpeng Shen			2,008

Total		$—	$—	$40,010,089

Details of amounts due from related parties as of December 31, 2005, 2006 and 2007 are as follows:

			December 31,
Name of related parties	Note	Director interested	2005	2006	2007

Shanghai Everease Advertising & Communication Ltd. (“Everease”)	(a)	Jason Nanchun Jiang	$572,525	$6,331,549	$133,543
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	330,700	12,705	—
Shanghai Jobwell Business Consulting Co., Ltd.	(a)	Jimmy Wei Yu	546,207	—	—
Shanghai Wealove Wedding Service Co., Ltd.	(a)	Jimmy Wei Yu	662,954	—	—
Shanghai Hetong Network Technology Co., Ltd.	(a)	Jimmy Wei Yu	533,469	—	—
Shanghai Shengchu Advertising Agency Co., Ltd.	(a)	Jimmy Wei Yu	474,351	403,889	—
Beijing Sina Internet Information Services Co., Ltd.	(a)	Charles Cao	—	—	3,385,671
Beijing Sohu New-age Information Technology Co., Ltd.	(a)	Daqing Qi	—	—	1,198,429
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	(a)	Neil Nanpeng Shen	—	—	89,946
51.com	(a)	Neil Nanpeng Shen	—	—	105,147
UUSEE	(a)	Neil Nanpeng Shen	—	—	10,952
Home-Inn Hotel Management (Beijing) Co., Ltd	(d)	Neil Nanpeng Shen	—	39,699
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	—	—	150,158
Qihoo.com	(a)	Neil Nanpeng Shen	—	—	17,683
David Yu	(b)	David Yu	—	1,064,947	—

Total			$3,120,206	$7,852,789	$5,091,529

Details of amounts due to related parties as of December 31, 2005, 2006 and 2007 are as follows:

			December 31,
Name of related parties	Note	Director interested	2005	2006	2007

Beijing Sina Internet Information Services Co., Ltd.	(d)	Charles Cao	$—	$—	$12,491,999
Beijing Sohu New-age Information Technology Co., Ltd.	(d)	Daqing Qi	—	—	301,520
51.com	(d)	Neil Nanpeng Shen	—	—	179,750
UUSEE	(d)	Neil Nanpeng Shen	—	—	3,696
Home-Inn Hotel Management (Beijing) Co., Ltd	(d)	Neil Nanpeng Shen	—		171
Tan Zhi	(c)	Tan Zhi	—	345,768	—

Total			$—	$345,768	$12,977,136

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
Transfer of Ownership When Permitted By Law
     Pursuant to call option agreements, including in certain cases subsequent participation letters by new subsidiaries of our PRC operating affiliates, by and among our wholly foreign-owned subsidiaries, our PRC operating affiliates, and their respective shareholders and its subsidiaries, the two shareholders of each of our PRC operating affiliates, which shareholders are either (i) two PRC citizens designated by us or (ii) two PRC entities owned by our subsidiaries or by our designated appointees, has granted the relevant wholly foreign-owned subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, and its subsidiaries, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant wholly foreign-owned subsidiary and to the extent permitted by PRC law. In some cases, pursuant to separate letters of undertaking each such shareholder agrees to pay to the relevant wholly foreign-owned subsidiary or us any excess of the purchase price paid for the equity interests in, or assets of, the relevant PRC operating affiliate or its subsidiaries over the respective registered capital of such affiliate or its subsidiaries in the event that the wholly-foreign owned subsidiary or its designee exercises such option.
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
Other Related Party Transactions
Shareholders Agreement
     See Item 14.A—Material Modifications to the Rights of Security Holders and Use of Proceeds” for a description of our amended shareholders’ agreement.
Loans to Shareholders of Our PRC Operating Affiliates
     Pursuant to loan agreements entered into by the relevant wholly foreign-owned subsidiaries and the shareholders of each of our PRC operating affiliates, respectively, the shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant wholly foreign-owned for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2007, the full amounts of the loans to these shareholders remained outstanding. The relevant wholly foreign-owned subsidiary granted these loans without interest.
Loan from Relative of Jason Nanchun Jiang
     In March 2006, Weiqiang Jiang, the father of Jason Nanchun Jiang, provided a short-term loan to us of RMB 20.0 million ($2.5 million) to relieve a temporary shortage of Renminbi we were experiencing at that time. The loan is unsecured and was provided to us at no interest. As of December 31, 2006, we paid $2.5 million to Everease and they remitted this fund to Weiqiang Jiang on our behalf to repay the loan outstanding.
Transactions with Everease
     Prior to establishing our business, Jason Nanchun Jiang, our founder, chairman and chief executive officer, served as the legal representative and general manager of Everease from 2000 to 2004. From 2004 to March 2005, Ms. Shen Yacheng, the mother of Jason Jiang, served as legal representative of Everease. Everease and our company were considered to be under common control through March 2005 and all transactions we entered into with Everease were treated as related party transactions. Subsequent to Shen Yacheng’s resignation in March 2005, Jason’s father continued to serve as finance manager of Everease (effective from 1994) as a result of which he is able to exert a certain degree of influence over Everease. Therefore, Everease continues to be deemed a related party of Focus Media. In connection with the audit of our financial statements as of and for the period ended December 31, 2006, our auditors noted that, with regard to determination of related party status, we lack a process for timely review of changes in relationships with companies that were excluded from related party status in prior years. The auditors identified this as a significant deficiency under standards established by the PCAOB in our internal accounting controls. See “Risk Factors—There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement, and we are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.”
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
Advertising Services Provided to Everease
     We have provided our advertising services to Everease in the aggregate amounts of $1.6 million, $7.7 million and $3.1 million in 2005, 2006 and 2007, respectively. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Entities Affiliated with Jimmy Wei Yu
     We have provided our advertising services to certain companies for which Jimmy Wei Yu, one of our directors, also serves as a director. The advertising service revenue for these services totalled in the aggregate $5.0 million, $11.3 million and $nil in 2005, 2006 and 2007, respectively. As of December 31, 2007, $nil remained outstanding.
     For each of the years ended December 31, 2005, 2006 and 2007, office rentals were paid to Multimedia Park Venture Capital approximately amounting to $395,083, $476,902 and $690,018 respectively.
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
Legal Proceedings
     On or about November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us and the underwriters of our follow-on offering of November 2007. On or about December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us, certain of our officers and directors, and the underwriters of our follow-on offering of November 2007. Both complaints allege that our registration statement on Form F-1 on November 1, 2007, as amended, and the related prospectus contained inaccurate statements of material fact. Specifically, the complaints allege that we failed to disclose reduced gross margins in our Internet advertising business division due to acquisitions we made. The complaint filed by Scott Bauer also alleges that we issued a press release concerning our second quarter 2007 financial results that contained inaccurate statements of material fact. We believe we have meritorious defenses to the claims alleged and intend to defend against these lawsuits vigorously. However, there can be no assurance that we will prevail in any such litigation and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.
     Except as disclosed above, we are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.
Dividend Policy
     We have not previously declared any dividends. In 2004, we recorded deemed dividends of $8.3 million, $2.2 million and $13.4 million in connection with our Series A, Series B and Series C-1 and Series C-2 convertible redeemable preference shares, of which $4.9 million of the deemed dividend related to the difference between the fair value at that time of the Series C-1 convertible redeemable preference shares and ordinary shares in connection with a sale of 9,729,600 ordinary shares by Jason Nanchun Jiang, our chairman, to a third-party investor, which shares were redesignated as Series C-1 convertible redeemable preference shares. These deemed dividends were not cash dividends and upon conversion of our Series A, Series B and Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares, we are no longer required to record deemed dividends prospectively. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
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

B. Significant Changes
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
•	On January 2, 2008, we completed the acquisition of CGEN Digital Media Company Limited, or CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former CGEN shareholders and the former CGEN shareholders delivered 100% of the equity interest in CGEN to us.

•	On March 5, 2008, we appointed Dr. Zhi Tan, formerly president of Focus Media, as our chief executive officer. Our previous chief executive officer, Jason Nanchun Jiang remained on as executive chairman. On the same date, we also appointed David Hailong Zhu, former chief executive officer of Allyes, as our executive vice president — Internet advertising and Maodong Xu, formerly chief executive officer of Focus Media Wireless, as executive vice president — mobile handset advertising.

•	In March 2008, we announced the existence of our internal policy strictly prohibiting the sending of SMS or MMS messages without the explicit consent of the receiving mobile user. We also provide a toll-free telephone number to enable mobile users to report “spam” and unauthorized messages to us directly.

•	On March 20, 2008, our executive chairman Jason Jiang purchased 100,000 Focus Media ADSs at an average price of USD 34.19 per ADS in the open market.

•	On April 10, 2008, due to recent uncertainties in the mobile handset advertising business in China, we significantly lowered the guidance for our revenue from our mobile handset advertising business for 2008 from the previously announced range of between $54.0 million and $55.8 million to between $14.0 million to $15.8 million, or $40 million less than the previously announced range. We also announced a revised range for full year 2008 revenue guidance to a range of from $860 million to $890 million from previously announced $900 million to $930 million, and full year 2008 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) to be between US$260 million and US$280 million, as compared to the original guidance of between US$280 million and US$300 million. We also expect the resulting non-cash impairment charge of goodwill and acquired intangible assets of mobile advertising business to range from $75 million to $95 million in the first quarter of 2008 due to a restructuring of our mobile handset advertising business and termination of earn-outs based acquisition agreements with certain mobile handset advertising subsidiaries. We also announced that going forward, our mobile handset advertising business will focus on building a pull-based advertising model for our mobile business and will only send advertising information to consumers in China based on their explicit consent.
     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. On December 24, 2007, we were added to the Nasdaq — 100 Index. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from July 1, 2007 to May 1, 2008 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of

US$9.50 to a high of US$65.88 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each month since July 2007.

	SALE PRICE
	HIGH	LOW
	US$	US$
MONTHLY HIGHS AND LOWS
2007 (from July 1)
July	53.29	39.25
August	43.00	34.57
September	60.07	40.56
October	62.00	55.00
November	65.88	50.35
December	58.96	52.46
2008
January	58.98	45.05
February	53.50	44.92
March	51.82	29.25
April	42.01	30.00
     As of March 31, 2008, a total of 129,500,682 ADSs were outstanding. As of March 31, 2008, 647,503,412 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing five of our ordinary shares, have been trading on the Nasdaq National Market since July 13, 2005 under the symbol “FMCN.”
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
     Focus Media Options. We also granted options to purchase up to 3,000,000 of our ordinary shares to an agreed upon list of employees of Target Media who entered into new employment agreements with Focus Media.
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
Focus Media Wireless
     In March 2006, Focus Media acquired Dotad Media Holdings Limited, or Dotad Holdings, and its wholly-owned PRC subsidiary Dotad Technology and their affiliated PRC operating company, now called Beijing Focus Media Wireless Co., Ltd., or Focus Media Wireless, which operate a WAP-based advertisement delivery platform in China through China Mobile and China Unicom’s mobile networks. Following our acquisition of Dotad Holdings, we rebranded the company under the brand name Focus Media Wireless
     The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the actual Dotad Media Share Purchase Agreement.
     Purchase Price. We agreed to pay the shareholder of Focus Media Wireless’s $15 million in cash and an amount up to $15 million in Focus Media ordinary shares, depending on Focus Media Wireless’s 2006 and 2007 audited annual net income. The cash portion of the purchase price was paid in two instalments. The first instalment of $3 million was paid on March 7, 2006. The second instalment of $12 million was paid on the closing date. In addition under the terms of the agreement, if Focus Media Wireless attains net income of at least $5 million and $8 million during the twelve month periods ended March 31, 2007 and March 31, 2008, respectively, for each of these two net earnings attainments, we will issue 1,500,000 of our ordinary shares to the seller parties. If the income in 2006 does not meet the minimum level set by the agreement, then no shares will be paid and a calculation will be made for a return of some of the cash consideration already paid by us. If the income in 2007 does not meet the minimum level set by the agreement, no shares will be paid.
     Representations and Warranties. In the share purchase agreement, the seller and the seller’s shareholder made customary representations and warranties to us, which survive for a period of two years following the closing date. In the share purchase agreement, we made customary representations and warranties to the seller, which survive for a period of six months following the closing date.
     Covenants. The share purchase agreement includes customary covenants relating to, among other things, conducting of the business in the ordinary course prior to the closing date, establishment by the seller of a wholly-foreign owned enterprise in Beijing, notification of certain matters, confidentiality, public announcement, non-competition of certain persons and entities, treatment of management accounts and tax matters. The share purchase agreement also contains covenants requiring us to enter into employment agreements with Mr. Xu Maodong, the selling shareholder, and other key management personnel, to allow them to continue to run the group affiliate companies of Focus Media Wireless as an independent business unit of our company.
     Indemnification. The seller has agreed to indemnify us for any and all losses. The seller’s liability for such losses shall not exceed $1 million, unless the losses were a result of gross negligence or wilful misconduct, in which case the damages shall not exceed the aggregate consideration of the share purchase agreement. The seller’s shareholder also has agreed to indemnify us for any and all losses arising out of a breach of any representation or warranty. The seller’s shareholder shall in no event be liable in an amount greater than $1 million. We have agreed to indemnify the seller shareholders for any and all losses. The amount that the seller may obtain from losses shall not exceed $1 million.
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
     Purchase Price. We agreed to pay the selling shareholders of Allyes $70 million in cash and 19,969,080 Focus Media ordinary shares. In addition, if Allyes’s audited annual net income for the twelve month period to end March 31, 2008 is greater than $9 million, we will issue our ordinary shares to the Allyes selling shareholders equal in value to 25 times the amount by which Allyes’s 2007 audited annual net income exceeds $9 million, up to a maximum amount not to exceed $75 million in our ordinary shares, based upon a fixed price per ordinary share of $7.762. Fifty percent of the ordinary shares received by the Allyes selling shareholders at the first closing are locked up for 180 days from March 28, 2007, with the remaining ordinary shares locked up until 365 days from March 28, 2007. The ordinary shares to be received in connection with the earn out, if any, will not be subject to any lock-up
     Representations and Warranties. In the share purchase agreement, the Allyes selling shareholders made customary representations and warranties to us, which generally survive for a period of fifteen months following the closing date. However, a number of specified representations and warranties survive for longer periods. We made customary representations and warranties to the Allyes selling shareholders, which survive for a period of one year following the closing date.

     Covenants. The definitive share purchase agreement includes customary covenants relating to, among other things, the conducting of the business in the ordinary course prior to closing, notification of certain matters, confidentiality, non-compete agreements for key employees, treatment of related party accounts and preparation of financial statements.
     Indemnification. The management shareholders have agreed to indemnify us for damages resulting from any breach of any representation or warranty, covenant or other agreement made by the management shareholders in the share purchase agreement, including but not limited to losses arising out of materially inaccurate disclosures made in Allyes’s financial statements; losses arising out of failure to report any material changes in Allyes or its affiliates; losses arising out of failure to adequately disclose terms of any material contracts of Allyes or its affiliates; and losses arising out of any tax or legal liabilities.
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
CGEN
     In January 2008, we completed the acquisition of CGEN Digital Media Company Limited., or CGEN Holdings, and its wholly-owned PRC subsidiary CGEN Digital Technology (Shanghai) Co., Ltd., or CGEN Digital, and their affiliated PRC operating company, Shanghai CGEN Digital Media Network Co., Ltd., or CGEN Network, which operates an in-store advertising network in China. Until the completion of the earn-out payments described below, we will continue to operate CGEN under its own brand and through these existing corporate entities.
     The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the actual CGEN Share Purchase Agreement.
     Purchase Price. We paid the shareholders of CGEN Holdings $168.4 million in cash, and will make two additional payments of up to US$90.8 million each, partly in cash and partly in Focus Media ordinary shares (valued at US$53.42 per ADS, each of which represents five Focus Media ordinary shares), contingent upon CGEN meeting certain earnings targets during each of the two twelve month periods starting from the closing of the transaction.
     Representations and Warranties. In the share purchase agreement, the seller parties and the selling shareholders made customary representations and warranties to us, which survive for a period of one year following the closing date with certain representations surviving for a period of 18 months or, for tax matters, for 90 days following any applicable statute of limitations. In the share purchase agreement, we made customary representations and warranties to the seller, which survive for a period of one year following the closing date with certain representations surviving for a period of 18 months.
     Covenants. The share purchase agreement includes customary covenants relating to, among other things, conducting of the business in the ordinary course prior to the closing date, notification of certain matters, confidentiality, public announcement, non-competition of certain persons and entities, treatment of management accounts and tax matters. The share purchase agreement also contains covenants requiring us to enter into employment agreements with key management personnel of CGEN, to allow them to continue to run the group affiliate companies of CGEN as an independent business unit of our company.
     Indemnification. The seller parties have agreed to indemnify us for any and all losses arising out of a breach of a representation or warranty or a covenant. The seller parties’ indemnification obligation is limited to the total consideration we are to pay to them. The seller’s shareholder also has agreed to indemnify us for any and all losses arising out of a breach of any representation or warranty. The seller’s shareholder indemnification obligation is limited to the total consideration we are to pay to them. The seller parties and selling shareholders have the right to settle any indemnification obligation by paying us in kind with our ordinary shares, valued at one-fifth of the closing price of our ADSs (each of which represents five of our ordinary shares) on the business day prior to the payment of such shares. We have agreed to indemnify the seller shareholders for the breach of any representation, warranty or covenant we made. The amount that the seller may obtain from losses for the failure of a representation or warranty by us to be true and correct shall not exceed the amount of the aggregate consideration paid under the share purchase agreement.
Control Over Acquired Entities
     We have entered into a series of agreements with the subsidiaries, affiliated entities and nominee shareholders of such affiliated entities of each of Target Media, Framedia, Focus Media Wireless, Allyes and CGEN that provide us with effective control over each of their respective affiliated entities while enabling the their businesses to be consolidated with the respective Cayman holding company of each such business and with us. See “Item 4.C Information on Our Company—Organization Structure— Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Us, Our Wholly Foreign-Owned Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.
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
People’s Republic of China Taxation
     The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.
     Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
United States Federal Income Taxation
     The following discussion describes certain United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, it deals only with ordinary shares and ADSs held as capital assets. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
     Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR ORDINARY SHARES OR ADSS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
     As used herein, the term “United States Holder” means a beneficial holder of an ordinary share or ADS that is for United States federal income tax purposes:
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

     If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.
ADSs
     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditabilities of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
Taxation of Dividends
     Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on our ordinary shares or ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq National Market, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not our ordinary shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the Unites States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the Unites States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
     In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—“People’s Republic of China Taxation”, you may be subject to PRC withholding taxes on dividends paid to you with respect to our ordinary shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income form sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our ordinary shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our ordinary shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
Passive Foreign Investment Companies
     We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2007, we do not expect to be a passive foreign investment company (“PFIC”), for 2008, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.
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
     The determination of whether we are a PFIC is made annually for each taxable year of our company. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. We could become a PFIC, for example though a decrease in the price of our ADSs (resulting in a decrease in the value of our goodwill, an active asset). If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.
     If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.
     If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.
     If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs, will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
     You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our ordinary shares or ADSs if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
     Subject to the discussion above under “Passive Foreign Investment Companies”, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—“People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of our ordinary shares or ADSs, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding
     Information reporting will apply to dividends in respect of our ordinary shares or ADSs and the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
     PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of fiscal 2005, 2006 and 2007.
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

     Upon the closing of our acquisition of CGEN, we granted the former shareholders (including optionholders) of CGEN registration rights with regard to the Focus Media ordinary shares we issued to them. Under the terms of our agreement with the former CGEN shareholders, any former CGEN shareholders holding 3 million of our ordinary shares may request that we effect the registration of the ordinary shares held by them using our existing registration statement on Form F-3ASR or other effective registration statement, provided that if the offering is part of an underwritten offering, the expected proceeds from such an offering would not be less than US$40 million; we are obligated to effect up to three such registrations.
     We are not obligated to take any action to effect any such registration more than once in any six month period or within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
B. Use of Proceeds
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Annual Report on Internal Control Over Financial Reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Our management has excluded from our assessment for internal control over financial reporting at Allyes Information Technology Company Limited, Angeli Education Development Limited, Advantage Way Limited, Century Bonus Limited & Smart Cheer Limited, Evercom Pacific Limited, Brightchina Enterprise Limited, Spacenet International Limited, Multibillion International Limited, Homesky Investment Limited, Hua Kuang Advertising Company Limited (HK), Pear Commercial INC, Crownsky Limited, Quanzhou New Continental Culture and Communication Company Limited, Vast Well Development Limited, Active Max Limited, Guiyang TianMing Advertising Company Limited, One Capital Investment Limited, First Star Investment Limited, Xin Jin Hong Limited, Suzhou Focus Media Comany Limited, Richcrest Pacific Limited, Sky Max Global Limited, Fully Ascend Limited, Summitworld Limited, Surgezhenghe Holding Limited, Profitbest Worldwide Limited, Speedaccess Limited, Peakbright Group Limited, Wiseglobe Investments Limited, Newking Investment Limited, E-Rainbow Mobile Information Company Limited, Cmsc Holdings Limited and Directvantage Limited, which were acquired on March 28, April 16, May 1, September 15, July 16, September 1, August 15, November 26, March 1, May 15, January 15, March 1, March 30, June 1, June 15, August 1, August 8, September 15, November 1, November 8, February 1, September 1, October 1, March 1, March 1, April 1, March 1, March 1, March 1, April 1, July 2, October 1 and October 1 of 2007, respectively, and whose aggregated financial statements constitute 4.2 percent and 7.8 percent of net and total assets, respectively, 37.0 percent of revenues, and 29.3 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007.
     The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007.
ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FOCUS MEDIA HOLDING LIMITED
     We have audited the internal control over financial reporting of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Report by Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Allyes Information Technology Company Limited, Angeli Education Development Limited, Advantage Way Limited, Century Bonus Limited & Smart Cheer Limited, Evercom Pacific Limited, Brightchina Enterprise Limited, Spacenet International Limited, Multibillion International Limited, Homesky Investment Limited, Hua Kuang Advertising Company Limited (HK), Pear Commercial INC, Crownsky Limited, Quanzhou New Continental Culture and Communication Company Limited, Vast Well Development Limited, Active Max Limited, Guiyang TianMing Advertising Company Limited, One Capital Investment Limited, First Star Investment Limited, Xin Jin Hong Limited, Suzhou Focus Media Comany Limited, Richcrest Pacific Limited, Sky Max Global Limited, Fully Ascend Limited, Summitworld Limited, Surgezhenghe Holding Limited, Profitbest Worldwide Limited, Speedaccess Limited, Peakbright Group Limited, Wiseglobe Investments Limited, Newking Investment Limited, E-Rainbow Mobile Information Company Limited, Cmsc Holdings Limited, and Directvantage Limited, which were acquired on March 28, April 16, May 1, September 15, July 16, September 1, August 15, November 26, March 1, May 15, January 15, March 1, March 30, June 1, June 15, August 1, August 8, September 15, November 1, November 8, February 1, September 1, October 1, March 1, March 1, April 1, March 1, March 1, March 1, April 1, July 2, October 1 and October 1 of 2007, respectively, and whose aggregated financial statements constitute 4.2 percent and 7.8 percent of net and total assets, respectively, 37.0 percent of revenues, and 29.3 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Allyes Information Technology Company Limited, Angeli Education Development Limited, Advantage Way Limited, Century Bonus Limited & Smart Cheer Limited, Evercom Pacific Limited, Brightchina Enterprise Limited, Spacenet International Limited, Multibillion International Limited, Homesky Investment Limited, Hua Kuang Advertising Company Limited (HK), Pear Commercial INC, Crownsky Limited, Quanzhou New Continental Culture and Communication Company Limited, Vast Well Development Limited, Active Max Limited, Guiyang TianMing Advertising Company Limited, One Capital Investment Limited, First Star Investment Limited, Xin Jin Hong Limited, Suzhou Focus Media Comany Limited, Richcrest Pacific Limited, Sky Max Global Limited, Fully Ascend Limited, Summitworld Limited, Surgezhenghe Holding Limited, Profitbest Worldwide Limited, Speedaccess Limited, Peakbright Group Limited, Wiseglobe Investments Limited, Newking Investment Limited, E-Rainbow Mobile Information Company Limited, Cmsc Holdings Limited, and Directvantage Limited. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Group and our report dated May 6, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group’s adoption of FASB Interpretation No. 48, ¡°Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”, effective January 1, 2007 and Statement of Financial Accounting Standards No. 123R “Share-based Payment”, effective January 1, 2006.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
May 6, 2008
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Neil Nanpeng Shen, who is an independent directors, and Charles Chao, who is now a non-independent director, each qualify as audit committee financial experts as defined in Item 16A of the instruction to Form 20-F.
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

	For the year ended December 31,
	2006	2007
	(in thousands, US dollar)
Audit Fees (1)	$1,184	$1,960
Audit-related Fees (2)	—	—
Tax Fees (3)	83	394
All Other Fees (4)	—	—

Total	$1,267	$2,354

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.

(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our transfer study activities.

(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.
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

Page

Report of Independent Registered Public Accounting	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for each of the years ended December 31, 2005, 2006 and 2007	F-4
Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) and Comprehensive Income (Loss) for the years ended December 31, 2005, 2006 and 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-6
Notes to the Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits
3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2*	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3*	Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers, Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of (i) the corporate structure of Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. and contractual arrangements among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, (ii) the corporate structure of Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and contractual arrangements among Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu and (iii) the corporate structure of Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd., Beijing Focus Media Wireless Technology Co., Ltd., Jason Nanchun Jiang and Jimmy Wei Yu.

8.1*	Form of opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.1*	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.2*	Technology License and Service Agreement, dated March 28, 2005, by and among Focus Media Digital Information Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisements Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.3*	Business Cooperation Agreement, dated March 28, 2005, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.4*	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5*	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.6*	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang,

Exhibit
Number	Description of Exhibits
Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.7*	Trust Agreement, dated March 28, 2005, by and between Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.8*	Trademark License Agreement, dated March 28, 2005, by and among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries.

10.9*	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10*	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11*	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12*	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004.

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004.

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003.

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communication Company, dated as of November 2004.

10.17*	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003.

10.18*	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003.

10.19*	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003.

10.20*	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.21*	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003.

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.23*	Share Option Plan 2005.

Exhibit
Number	Description of Exhibits

10.24*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.25*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.26*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.27*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.28*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.29*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.30*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.31*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.32*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.33*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.34*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.35*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.36*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.37*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.38*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.39*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.40*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.41*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.42*	Equity Pledge Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.43*	Call Option Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.44*	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.45*	Equity Pledge Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.46*	Call Option Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.47*	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein.

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders.

10.50*	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Wireless Holdings Co., Ltd.

10.52*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.53*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.54*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus

Exhibit
Number	Description of Exhibits
Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.55*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.61*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.64*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

Exhibit
Number	Description of Exhibits
10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.88*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.89*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.90*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94*	Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95*	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96*	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.97*	2006 Share Option Plan.

10.98*	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.99*	Asset Transfer Agreement, dated as of January 30, 2003, among Shanghai Allyes Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Xiangdong Xiong and Jiangang Wang.

10.100*	Call Option Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.101*	Call Option Agreement, dated as of January 30, 2003, among Xiangdong Xiong, new Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.102*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Jianggang Wang.

10.103*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.104*	Exclusive Service Agreement, dated as of January 20, 2003, by and among Shanghai Allyes Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.105*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.106*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology

Exhibit
Number	Description of Exhibits
(Shanghai) Co., Ltd. and Xiangdong Xiong.

10.107*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.108*	Call Option Agreement, dated November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.109*	Call Option Agreement, dated November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.110*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.111*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.112*	Exclusive Service Agreement, dated as of November 1, 2004, by and among Shenzhen Baifen Creation Advertisemnet Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.113*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.114*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.115*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.116*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.117*	Asset Transfer Agreement, dated November 30, 2004, among Shanghai Huxin Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.118*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.119*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.120*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.121*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.122*	Exclusive Service Agreement, dated as of November 11, 2004, by and among Shanghai Huxin Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.123*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology

Exhibit
Number	Description of Exhibits
(Shanghai) Co., Ltd. and Suyang Zhang.

10.124*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.125*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.126*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.127*	Asset Transfer Agreement, dated as of November 30, 2004, among Shanghai MSN Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.128*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.129*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.130*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.131*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.132*	Exclusive Service Agreement, dated as of November 3, 2004, by and among Shanghai MSN Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.133*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.134*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.135*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.136*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.137*	Asset Transfer Agreement, dated as of May 17, 2005, among Shanghai Quanshi Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.138*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.139*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.140*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.141*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.142*	Exclusive Service Agreement, dated as of April 20, 2005, by and among Shanghai Quanshi Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.143*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.144*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.145*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.146*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.147*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.148*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.149*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.150*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.151*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.152*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.153*	Exclusive Service Agreement, dated as of July 1, 2006, by and among Shanghai Kuantong Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.154*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.155*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.156*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.157*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.158*	Share Purchase Agreement, dated as of July 21, 2006, among EFT Partners Limited, Focus Media Holdings Limited, Appreciate Capital Ltd., Zhang Qingyong and Wang Yongmei.

10.159*	Registration Rights Agreement, dated as of March 28, 2007, by and among Focus Media Holding Limited and Persons who represent certain former shareholders, warrant holders and options holders of Allyes Information Technology Compnay Limited.

10.160*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.161	2007 Share Option Plan

10.162	Share Purchase Agreement, dated as of December 8, 2007, among Focus Media Holding Limited, CGEN Digital Media Company Limited and the selling shareholders and other parties named therein.

10.163	Registration Rights Agreement, dated as of January 2, 2008, among Focus Media Holding Limited and the former shareholders of CGEN Digital Media Company Limited named therein.

10.164	Equity Pledge Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd.

10.165	Call Option Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.166	Shareholders’ Voting Rights Proxy Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.167	Exclusive Technology and Consulting Agreement, dated as of January 16, 2006, among CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1	Consent of Conyers, Dill & Pearman.

15.2	Consent of Global Law Office.

21.1	List of Subsidiaries.

*	Previously filed.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Executive Chairman

Date: May 6, 2008

By:	/s/ Zhi Tan
	Name:	Zhi Tan
	Title:	Chief Executive Officer

Date: May 6, 2008

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FOCUS MEDIA HOLDING LIMITED
We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2005, 2006, and 2007, and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and subsidiaries as of December 31, 2005, 2006, and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 11 to the consolidated financial statements, effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”. Also, as discussed in Note 2(s) to the consolidated financial statements, effective January 1, 2006, the Group changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standards No. 123R “Share-based Payment”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated May 6, 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
May 6, 2008

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2006	2007

	(In U.S. Dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$36,653,180	$164,610,942	$450,416,381
Investment in debt and equity securities	34,835,850	—	90,145,360
Accounts receivable, net of allowance for doubtful accounts of $396,657, $1,308,554 and $5,310,835 in 2005, 2006 and 2007, respectively	21,188,531	61,614,343	206,102,130
Inventories	479,529	519,095	1,654,451
Prepaid expenses and other current assets	4,444,303	5,199,355	58,884,992
Deposits paid for acquisition of subsidiaries	40,919,530	3,526,370	40,401,852
Amounts due from related parties	3,120,206	7,852,789	5,091,529
Rental deposits	—	—	28,762,699

Total current assets	141,641,129	243,322,894	881,459,394
Rental deposits	11,819,095	11,833,290	5,301,990
Equipment, net	43,694,888	70,249,324	95,478,326
Acquired intangible assets, net	1,157,920	34,717,019	155,717,055
Goodwill	13,298,072	739,743,871	943,398,282
Other long-term assets	742,914	6,375,682	58,182,855

Total assets	$212,354,018	$1,106,242,080	$2,139,537,902

Liabilities and shareholders’ equity
Current liabilities:
Short-term loans	$991,301	$2,769,459	$—
Accounts payable	5,847,530	5,987,593	50,378,576
Accrued expenses and other current liabilities	11,746,902	38,674,175	190,312,946
Income taxes payable	2,108,071	4,060,170	21,391,295
Amount due to related parties	—	345,768	12,977,136
Deferred tax liabilities	—	—	1,226,999

Total current liabilities	20,693,804	51,837,165	276,286,952

Deferred tax liabilities	—	3,303,110	6,393,505

Total liabilities	$20,693,804	$55,140,275	$282,680,457

Commitments and contingencies (Note 17)

Minority interest	245,563	357,814	1,913,248

Shareholders’ equity
Ordinary shares ($0.00005 par value; 19,800,000, 19,800,000,000 and 19,800,000,000 shares authorized in 2005, 2006 and 2007; 378,306,000, 534,896,873 and 640,230,852 shares issued and outstanding in 2005, 2006 and 2007, respectively)	18,916	26,745	32,020
Additional paid-in capital	177,419,761	709,196,246	1,581,579,792
Acquisition consideration to be issued	—	237,879,480	—
Deferred share-based compensation	(246,569)	—	—
Retained earnings	12,997,237	96,194,969	236,718,179
Accumulated other comprehensive income	1,225,306	7,446,551	36,614,206

Total shareholders’ equity	$191,414,651	$1,050,743,991	$1,854,944,197

Total liabilities and shareholders’ equity	$212,354,018	$1,106,242,080	$2,139,537,902

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2005	2006	2007
	(In U.S. Dollars, except share data)

Net revenues:

Advertising Service Revenue	$66,903,679	$209,973,935	$505,445,386
Other Revenue	1,325,234	1,931,530	1,114,384

Total net revenues	68,228,913	211,905,465	506,559,770

Cost of revenues:
Advertising Service Cost	25,748,318	80,615,408	247,644,672
Other Cost	975,747	764,959	797,717

Total cost of revenues	26,724,065	81,380,367	248,442,389

Gross profit	41,504,848	130,525,098	258,117,381

Operating expenses:
General and administrative	9,119,846	25,723,413	49,455,529
Selling and marketing	9,599,226	25,761,948	69,932,201
Other operating income	—	(1,338,334)	(5,125,052)

Total operating expenses	18,719,072	50,147,027	114,262,678

Income from operations	22,785,776	80,378,071	143,854,703
Interest income	1,811,782	4,560,798	9,777,655
Interest expense	(49,873)	(305,287)	(25,269)
Other income	70,471	271,451	3,948,028
Other expense	(231,619)	(558,990)	(1,379,633)

Income before income taxes and minority interest	24,386,537	84,346,043	156,175,484
Income taxes:	694,453	1,043,538	11,045,565

Net income after income taxes before minority interest	23,692,084	83,302,505	145,129,919
Minority interest	(144,433)	(104,773)	(694,370)

Net income attributable to holders of ordinary shares	$23,547,651	$83,197,732	$144,435,549

Income per share — basic	$0.09	$0.16	$0.24

Income per share — diluted	$0.06	$0.16	$0.24

Shares used in calculating basic income per share	252,128,545	505,411,079	590,387,396

Shares used in calculating diluted income per share	365,938,094	521,536,381	608,326,450

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME

				Deferred	Retained	Accumulated	Total
			Additional	share	earnings	other	shareholders’
	Ordinary		paid-in	based	(accumulated	comprehensive	equity	Comprehensive
	Shares	Amount	capital	compensation	deficit)	income (loss)	(deficiency)	income
	(In U.S. dollars, except share data)

Balance at January 1, 2005	142,464,600	$7,124	$5,981,154	(969,959)	$(10,550,414)	$(41,106)	$(5,573,201)	$373,401

Series A convertible redeemable preference shares converted into ordinary shares upon initial public offering	41,967,400	2,098	6,293,012	—	—	—	6,295,110	—
Series B convertible redeemable preference shares converted into ordinary shares upon initial public offering	48,191,600	2,409	12,060,287	—	—	—	12,062,696	—
Series C-1 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,054,000	1,703	17,498,647	—	—	—	17,500,350	—
Series C-2 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,053,400	1,703	17,413,297	—	—	—	17,415,000	—
Issuance of ordinary shares upon initial public offering, net of issuance cost of $13,703,370	77,575,000	3,879	118,170,251	—	—	—	118,174,130	—
Deferred share-based compensation	—	—	(264,751)	264,751	—	—	—	—
Share-based compensation expense	—	—	267,864	458,639	—	—	726,503	—
Unrealized loss on debt securities	—	—	—	—	—	(164,150)	(164,150)	$(164,150)

Cumulative translation adjustments	—	—	—	—	—	1,430,562	1,430,562	1,430,562
Net income	—	—	—	—	23,547,651	—	23,547,651	23,547,651

Balance at December 31, 2005	378,306,000	$18,916	$177,419,761	(246,569)	$12,997,237	$1,225,306	$191,414,651	$24,814,063

Issuance of ordinary shares upon follow-on offering on January 27, 2006, net of issuance cost of $3,466,700	15,000,000	750	61,782,550	—	—	—	61,783,300	—
Issuance of ordinary shares upon follow-on offering on June 16, 2006, net of issuance cost of $2,740,407	16,000,000	800	80,966,793	—	—	—	80,967,593	—
Issuance of ordinary shares in connection with acquisitions	99,254,193	4,962	365,660,061	—	—	—	365,665,023	—
Issuance of ordinary shares pursuant to share option plans	26,336,680	1,317	15,246,244	—	—	—	15,247,561	—
Ordinary shares to be issued in connection with acquisitions	—	—	237,879,480	—	—	—	237,879,480	—
Adjustment for the adoption of SFAS 123R	—	—	(246,569)	246,569	—	—	—	—
Share-based compensation expense	—	—	8,367,406	—	—	—	8,367,406	—
Realized gain on debt securities	—	—	—	—	—	164,150	164,150	164,150
Cumulative translation adjustments	—	—	—	—	—	6,057,095	6,057,095	6,057,095
Net income	—	—	—	—	83,197,732	—	83,197,732	83,197,732

Balance at December 31, 2006	534,896,873	$26,745	$947,075,726	$—	$96,194,969	$7,446,551	$1,050,743,991	$89,418,977

Issuance of ordinary shares upon follow-on offering on January 25, 2007, net of issuance cost of $672,289	15,000,000	750	114,869,653	—	—	—	114,870,403	—
Issuance of ordinary shares upon follow-on offering on November 7, 2007, net of issuance cost of $1,463,191	25,000,000	1,250	312,573,058	—	—	—	312,574,308	—
Issuance of ordinary shares in connection with acquisitions	57,299,699	2,865	166,047,247	—	—	—	166,050,112	—
Issuance of ordinary shares in connection with share option plans	8,034,280	410	19,559,810	—	—	—	19,560,220	—
Adjustment upon adoption of FIN 48	—	—	—	—	(3,912,339)	—	(3,912,339)	—
Share-based compensation expense	—	—	21,454,298	—	—	—	21,454,298	—
Unrealized gain on equity securities	—	—	—	—	—	1,967,393	1,967,393	1,967,393
Cumulative translation adjustments	—	—	—	—	—	27,200,262	27,200,262	27,200,262
Net income	—	—	—	—	144,435,549	—	144,435,549	144,435,549

Balance at December 31, 2007	640,230,852	$32,020	$1,581,579,792	$—	$236,718,179	$36,614,206	$1,854,944,197	$173,603,204

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2005	2006	2007
	(In U.S. dollars)
Operating activities:
Net income attributable to holders of ordinary shares	23,547,651	83,197,732	144,435,549
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	144,433	104,773	694,370
Bad debt provision	235,604	1,844,605	3,655,448
Share-based compensation	726,503	8,367,406	21,454,298
Loss on disposal of equipment	—	—	3,674,886
Depreciation and amortization	4,927,016	19,511,552	44,197,504
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(14,710,176)	(22,289,344)	(92,171,199)
Inventories	(408,223)	23,334	(1,113,692)
Prepaid expenses and other current assets	(2,347,426)	7,857,172	(904,345)
Amounts due from related parties	(380,174)	(4,732,583)	(5,762,593)
Rental deposits	(10,076,230)	3,104,667	(22,231,398)
Accounts payable	5,007,564	(3,174,405)	11,670,114
Accrued expenses and other current liabilities	3,950,903	(1,673,496)	37,678,359
Amounts due to related parties	—	—	12,631,368
Income tax payable	672,585	1,276,252	10,033,244
Deferred taxes	(20,664)	(63,383)	(982,272)

Net cash provided by operating activities	$11,269,366	$93,354,282	$166,959,641

Investing activities:
Purchase of equipment and other long-term assets	$(36,765,294)	$(22,878,254)	$(59,450,942)
Acquisition of intangible assets	—	(6,403,114)	(105,049)
Purchase of subsidiaries, net of cash acquired	(4,982,523)	(124,062,515)	(81,779,531)
Deposit paid to acquire subsidiaries	(40,919,530)	(3,710,369)	(83,367,278)
Disposal of an equity investment	—	60,005	—
Cash paid for purchases of debt and equity securities	(35,000,000)	—	(88,177,967)
Cash received from sale of debt and equity securities	—	35,000,000	—
Issuance of loan receivables	—	—	(30,000,000)

Net cash used in investing activities	$(117,667,347)	$(121,994,247)	$(342,880,767)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs of $13,703,370, $6,207,107 and $2,135,480 in 2005, 2006 and 2007, respectively	$118,174,130	$142,750,893	$427,444,711
Proceeds from issuance of ordinary shares pursuant to share option plans	—	15,247,561	19,560,220
Proceeds from short-term loans	991,301	24,598,037	—
Repayment of short-term loans	—	(29,402,066)	(4,165,716)
Capital injection from minority shareholders	3,089	326,307	136,914

Net cash provided by financing activities	$119,168,520	$153,520,732	$442,976,129

Effect of exchange rate changes	1,213,535	3,076,995	18,750,436

Net increase in cash and cash equivalents	$13,984,074	$127,957,762	$285,805,439
Cash and cash equivalents, beginning of year	22,669,106	36,653,180	164,610,942

Cash and cash equivalents, end of year	$36,653,180	$164,610,942	$450,416,381

Supplemental disclosure of cash flow information
Income taxes paid	$94,391	$153,526	$1,247,277

Interest paid	$11,581	$244,702	$13,897

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Acquisition of subsidiaries:
Value of ordinary shares issued	$—	$365,665,023	$166,047,247
Ordinary share consideration to be issued	$—	$237,879,480	$—
Accounts payable	$99,130	$4,530,745	$17,873,584
Liabilities recorded as a result of contingent consideration	$—	$379,436	$72,902,515
The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
1. Organization and Principal Activities
     Focus Media Holding Limited and all of its subsidiaries (collectively referred to as the “Group”) are mainly engaged in selling out-of home television advertising time slots on its network of flat-panel television advertising displays located in high traffic areas such as commercial locations and in-store network. The Group is also engaged in providing advertising services on in-elevator poster frames, mobile handsets and the internet.
     PRC regulations currently limit foreign ownership of companies that provide advertising services, including out-of -home television advertising services. To comply with these regulations, the Group conducts substantially all of its activities through Focus Media Advertisement Co., Ltd. (“Focus Media Advertisement”), a variable interest entity and its subsidiaries. On April 11, 2004, the majority shareholder of Focus Media Advertisement, Jason Nanchun Jiang, incorporated Focus Media Holding Limited (“Focus Media Holding” or the “Company”) with the same shareholders of Focus Media Advertisement. Focus Media Advertisement entered into various agreements with 100% owned subsidiaries of Focus Media Holding, i.e. Focus Media Technology (Shanghai) Co., Ltd. (“Focus Media Technology”) and Focus Media Digital Information Technology (Shanghai) Co., Ltd. (“Focus Media Digital”), including a transfer of trademarks and exclusive services agreement. Under these agreements, Focus Media Advertisement has the right to use the trade name of Focus Media Technology and Focus Media Digital, provides technical and consulting services to Focus Media Advertisement and its subsidiaries. In return, Focus Media Advertisement and its subsidiaries are required to pay Focus Media Technology service fees for the use of trade name and Focus Media Digital for the technical and consulting services it receives. The technical and consulting service fees are adjusted at Focus Media Digital’s sole discretion. Focus Media Digital is entitled to receive service fees in an amount up to all of the net income of Focus Media Advertising.
     In addition, Focus Media Holding, through Focus Media Technology, has been assigned all voting rights by the direct and indirect owners of Focus Media Advertisement through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally, Focus Media Holding, through Focus Media Technology has the option to acquire the equity interests of Focus Media Advertisement and its subsidiaries for a purchase price equal to the respective registered capital of Focus Media Advertisement and its subsidiaries or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. Each of the shareholders of Focus Media Advertisement has agreed to pay Focus Media Holding any excess of the purchase price paid for such equity interests in, or assets of, Focus Media Advertisement or its subsidiaries over the registered capital of Focus Media Advertisement or its subsidiaries in the event that such option is exercised.
     Through the contractual arrangements described above, Focus Media Holding is deemed the primary beneficiary of Focus Media Advertisement resulting in Focus Media Advertisement being deemed a subsidiary of Focus Media Holding under the requirements of FIN 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). In substance, an existing company, Focus Media Advertisement, has been reorganized as a subsidiary of the new company Focus Media Holding. Focus Media Holding has the same controlling shareholder and the same non-controlling shareholders. Accordingly, the Group’s financial statements reflect the consolidated financial statements of Focus Media Holding and its subsidiaries, which include Focus Media Advertisement and its subsidiaries for all periods presented.
     As of December 31, 2007, the major subsidiaries of Focus Media Holding and Focus Media Advertisement’s subsidiaries include the Appendix 1 attached.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
2. Summary of Significant Accounting Policies
(a) Basis of Presentation
     The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of Consolidation
     The consolidated financial statements include the financial statements of Focus Media Holding, its majority-owned subsidiaries, its variable interest entity and its majority-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.
(c) Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.
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
(e) Investment in Available-for-sale Debt and Equity Securities
     The Group classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist primarily of debt and equity instruments which are stated at fair market value, with unrealized gains and losses recorded as accumulated other comprehensive income.
(f) Inventory
     Inventory is comprised of media display equipments and compact flash cards, which are held for sale. Inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.
(g) Equipment, Net
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
(h) Acquired Intangible Assets, net
     Acquired intangible assets, which consist of operation and broadcasting rights, lease agreements, customer bases, customer backlogs, trademarks, non-compete agreements, and acquired technology are valued at cost less accumulated amortization. Amortization is calculated using the straight-line method over their expected useful lives of 1 to 10 years.
(i) Impairment of Long-Lived Assets
     The Group evaluates its long-lived assets and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
(j) Goodwill
     SFAS No. 142 “Goodwill and Other Intangible Assets” requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performed an annual goodwill impairment test for each of its reporting units as of December 31, 2005, 2006, and 2007, and no impairment loss was required.
     The changes in the carrying amount of goodwill by segment for the year ended December 31, 2005, 2006 and 2007 are as follows:

	Out-of-Home	In -elevator	Mobile
	Television	Poster-frame	Handset	Internet
	Advertising	Advertising	Advertising	Advertising
	Services	Services	Services	Services	Total

Balance as of January 1, 2005	$9,058,086	$—	$—	$—	$9,058,086

Goodwill acquired during the year	4,043,747	—	—	—	4,043,747
Tax benefits arising from acquired subsidiaries	(244,236)	—	—	—	(244,236)
Modification of preliminary purchase price allocation	64,477	—	—	—	64,477
Translation adjustments	375,998	—	—	—	375,998

Balance as of December 31, 2005	$13,298,072	$—	$—	$—	$13,298,072

Goodwill acquired during the year	380,109,233	99,683,161	8,444,464	—	488,236,858
Goodwill recorded as a result of contingent consideration resolved	—	237,879,480	—	—	237,879,480
Translation adjustments	329,461	—	—	—	329,461

Balance as of December 31, 2006	$393,736,766	$337,562,641	$8,444,464	$—	$739,743,871

Goodwill acquired during the year	144,189	129,395	22,745,267	166,646,082	189,664,933
Modification of preliminary purchase price allocation	1,067,825	(371,912)	44,835	—	740,748
Goodwill recorded as a result of contingent consideration resolved	783,653	—	11,769,000	—	12,552,653
Translation adjustments	696,077	—	—	—	696,077

Balance as of December 31, 2007	$396,428,510	$337,320,124	$43,003,566	$166,646,082	$943,398,282

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
(k) Revenue Recognition
     The Group’s revenues are primarily derived from advertising services and to a lesser extent, sales from advertising equipment and sales from Internet subscriptions and perpetual licenses to its Adforward software.
     Revenues from advertising services and advertising equipment are recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
     The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home television advertising networks, the sales of frame space on the poster frame network, and the sales of advertising service through the mobile handset advertising and internet network. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.
     Revenues from the sale of advertising equipment are recognized upon delivery, assuming all other revenue recognition criteria have been met.
     Adforward software sales typically include multiple elements, including sale of software licenses and services. Service includes installation, training and post contract customer support (“PCS”), which consists of when-and-if available software license updates and technical support. The Group recognizes revenues based on the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Revenues under multiple-element arrangements are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Group (vendor-specific objective evidence of fair value or VSOE). This means that the Group defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. VSOE for PCS is determined based on either the renewal rate specified in each contract or the price charged when each element is sold separately. If the Group does not have VSOE for the undelivered elements, revenue recognition is deferred until VSOE for such elements are obtained or until all elements have been delivered.
     The Group sells Adforward subscriptions and perpetual licenses. Revenues are recognized for subscription arrangements ratably over the subscription period for those with fixed fees and as earned (based on actual usage) under our variable fee arrangements. Under perpetual license agreements, revenue recognition generally commences when delivery has occurred, software has been installed and training has been provided as the Group does not currently have VSOE for either installation or training services.
     The Group entered into franchise arrangements with a number of third party franchisors. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 45 “Accounting For Franchise Fee Revenue”, revenue from initial franchise fees was recognized when the franchise sale transaction was completed, that is, when all material services or conditions relating to the sale had been substantially performed or satisfied by the franchisor.
     Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.

     The Group presents advertising service revenue, net of sales taxes incurred, as follows:

	For the years ended December 31,
	2005	2006	2007
	(In U.S. dollars, except per share data)
Advertising Service Revenue, Net of Agency rebates
Commercial Locations
— Unrelated parties	$59,434,823	$130,474,324	$238,117,687
— Related parties	7,991,434	15,227,937	2,468,526

Total Commercial Locations	67,426,257	145,702,261	240,586,213

In-store Network
— Unrelated parties	5,475,192	25,330,654	28,986,724
— Related parties	517,998	4,380,287	1,300,982

Total in-store network	5,993,190	29,710,941	30,287,706

In-elevator poster frame
— Unrelated parties	—	44,893,004	93,157,536
— Related parties	—	—	243,628

Total In-elevator poster frame	—	44,893,004	93,401,164

Mobile handset advertising
— Unrelated parties	—	10,880,075	48,407,413
— Related parties	—	—	114,427

Total mobile handset advertising	—	10,880,075	48,521,840

Internet advertising
— Unrelated parties	—	—	128,831,164
— Related parties	—	—	1,139,536

Total internet advertising	—	—	129,970,700

Advertising Services Revenue:	$73,419,447	$231,186,281	$542,767,623

Less: Sales taxes:
Commercial Locations	$5,991,497	$13,641,118	$19,905,100
In-store Network	524,271	2,803,349	2,843,367
In-elevator poster frame	—	3,988,769	7,929,207
Mobile handset advertising	—	779,110	1,612,832
Internet advertising	—	—	5,031,731

Total sales taxes	$6,515,768	$21,212,346	$37,322,237

Net Advertising Service Revenue	66,903,679	209,973,935	505,445,386
Add: Other Revenue:	1,325,234	1,931,530	1,114,384

Net revenues:	$68,228,913	$211,905,465	$506,559,770

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
(l) Operating Leases
     Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(m) Advertising Costs
     The Group expenses advertising costs as incurred. Total advertising expenses were $45,712, $1,157,672 and $1,086,739 for the years ended December 31, 2005, 2006, and 2007, respectively and have been included as part of selling and marketing expenses.
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
     The financial records of the Group’s subsidiaries and its variable interest entity are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of shareholders’ equity (deficiency) and comprehensive income.
(o) Income Taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
     Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 13 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.
(p) Comprehensive Income
     Comprehensive income includes foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available-for-sale debt and equity securities. Comprehensive income is reported in the consolidated statements of shareholders’ equity.
(q) Fair Value of Financial Instruments
     Financial instruments include cash and cash equivalents, investments in debt and equity securities and short-term borrowings. The carrying values of cash and cash equivalents, investments in debt and equity securities and short-term borrowings approximate their fair values due to their short-term maturities.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
(r) Share-based Compensation
     Effective January 1, 2006 the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”), using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Group to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the requisite service period which is the vesting period.
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

Year ended
December 31, 2005
Net income, as reported	$23,547,651
Add: Share-based compensation as reported	726,503
Less: Share-based compensation determined using the fair value method	(3,225,668)

Pro forma net income attributable to holders of ordinary shareholders	$21,048,486

Basic income per share:
As reported	$0.09

Pro forma	$0.08

Diluted income per share:
As reported	$0.06

Pro forma	$0.06

     As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not significant. The Group’s total share-based compensation expense for the year ended December 31, 2006 and 2007 was $8,367,406 and $21,454,298, respectively. As a result of adopting SFAS 123-R, income before income tax and net income were both lower by $8,119,732 and $20,864,335 than if the Group had continued to account for share-based compensation under APB 25 for the year ended December 31, 2006 and 2007, respectively. The impact on basic and diluted earnings per share in 2007 was a decrease of $0.04 and $0.04 per share respectively.
     The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	2005	2006	2007

Cost of sales	$—	$146,942	$980,488
General and administrative	683,186	6,130,076	11,307,664
Selling and marketing	43,317	2,090,388	9,166,146
(s) Income per Share
     Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effects would be anti-dilutive.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
(t) Recently Issued Accounting Standards
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 for fiscal year beginning January 1, 2008. The Group is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces SFAS No. 141, “Business Combination.” The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively to business combinations completed on or after that date. The Group is currently evaluating the impact, if any, of SFAS 141R on its financial position, results of operations and cash flows.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Group is currently evaluating the impact, if any, of SFAS 160 on its financial positions, results of operations and cash flows.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
3. Acquisitions
2005 Acquisitions:
     In 2005, the Group acquired nine entities in order to further expand its out-of-home television advertising network for total consideration of $3,083,244, which was paid primarily in cash. As a result of these acquisitions, the Group recorded goodwill and intangible assets of $2,809,442 and $382,400, respectively. All of the goodwill was assigned to the out-of-home television advertising services segment.
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

2006 Acquisitions:
     On January 1, 2006, the Group acquired Infoachieve Limited (“Infoachieve”), which included its then variable interest entity Shanghai Framedia Advertising Development Ltd. (“Framedia”), the largest in-elevator poster frame advertising network operator in China. The purchase price included cash of $39,600,000, all of which was paid as of December 31, 2005, and 22,157,003 ordinary shares having a fair value of $54,690,130, or approximately $2.47 per ordinary share. The fair value of the ordinary shares was based on the average market price of Focus Media Holding’s ordinary shares over a reasonable period before and after the date that the terms of the acquisition were agreed to and announced. Framedia achieved certain earnings targets for the year ended December 31, 2006 and, as a result, on June 15, 2007 the Group issued 35,830,619 ordinary shares as additional purchase consideration. As the contingency was resolved as of December 31, 2006, the Group recorded $237,879,480 in consideration payable as a component of shareholders’ equity, which represents the fair value of the 35,830,619 shares as of December 31, 2006.
     The aggregate purchase price is comprised of the following:

Cash consideration	$39,600,000
Other acquisition costs	311,110
Value of the ordinary shares issued	54,690,130
Value of the ordinary shares issued as a result of contingent consideration resolved	237,879,480

Total consideration	$332,480,720

     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
		period
Net tangible liabilities assumed	$(8,443,960)
Intangible assets:
Lease agreements	8,281,999	6 years
Customer base	2,664,685	7 years
Non-compete agreement	463,558	3 years
Trademark	939,377	1 year
Contract backlog	70,120	1 year
Goodwill	328,504,941	N/A

Total	$332,480,720

     The goodwill was assigned to the in-elevator poster frame advertising services segment

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     On February 28, 2006, the Group acquired Target Media Holdings Limited (“Target Media”), which used to be the Group’s biggest competitor in out-of-home television advertising services, and its wholly-owned subsidiary, Target Media Multi-Media technology (Shanghai) Co., Ltd. (“TMM”), and a consolidated variable interest entity, Shanghai Target Media Co., Ltd. (“STM”), one of the largest out-of-home advertising network operators in China. The purchase price included cash of $94,000,000, all of which was paid in 2006, and 77,000,000 ordinary shares having a fair value of $310,464,000, or $4.032 per ordinary share. The fair value of the ordinary shares was based on average market price of Focus Media Holding’s ordinary shares over a reasonable period before and after the date that the terms of the acquisition were agreed to and announced.
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

		Amortization
		period
Net tangible assets acquired	$19,629,853
Intangible assets:
Lease agreements	4,510,494	10 years
Customer base	449,631	7 years
Trademark	5,721,874	10 years
Contract backlog	148,550	1 year
Goodwill	376,861,122	N/A

Total	$407,321,524

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
     Also in 2006, the Group completed a number of individually insignificant acquisitions which are described below:
     On March 21, 2006, the Group acquired Dotad Media Holdings Limited (“Dotad’”) in exchange for cash consideration of $15,000,000, all of which was paid as of December 31, 2007. On June 15, 2007, additional 1,500,000 ordinary shares were issued as Dotad has met its earning targets in the first year it was acquired. An additional 1,500,000 ordinary shares is issuable contingent upon Dotad’s meeting certain earning targets in 2007. The Group acquired intangible assets of $6,587,095 and recognized goodwill of $8,444,464. The goodwill was assigned to the mobile handset advertising services segment.
     The Group acquired three entities in the poster-frame advertising business for cash consideration of $10,670,222. The Group recognized acquired intangible assets of $1,682,771 and recognized goodwill of $9,057,700, which was assigned to the in-elevator poster frame advertising services segment.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     The Group acquired three entities which provide out-of-home television advertising services and the remaining minority interest in six subsidiaries, for cash consideration of $5,314,923 and 97,190 ordinary shares. Certain of these acquisitions have contingent consideration based on future earnings targets. The Group recognized acquired intangible assets of $12,507 and recognized goodwill of $3,248,111 which was assigned to the out-of-home television advertising services segment.
     The Group acquired 70% of the outstanding ordinary shares of Appreciated Capital Ltd. and its then variable interest entity Beijing YangShiSanWei Advertisement Co., Ltd. (collectively, “ACL”). ACL sells advertising in movie theatres to its customers. The purchase consideration is fully contingent and is based on the cumulative earnings targets for the three year periods from September 1, 2006 to August 31, 2009 subject further to the attainment of certain operational targets. The Group advanced $2.8 million to ACL. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $358,574, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
2007 Acquisitions:
     On March 28, 2007, the Group acquired Allyes Information Technology Company Limited (“Allyes”), the leading internet advertising company in China. The purchase price included cash of $70,000,000 and 19,969,080 ordinary shares having a fair value of $154,281,112, or approximately $7.726 per ordinary share. The fair value of the ordinary shares was based on the average market price of Focus Media Holding’s ordinary shares over a reasonable period before and after the date that the terms of the acquisition were agreed to and announced. Additional consideration up to 9,662,458 ordinary shares is issuable, contingent upon Allyes meeting certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008.
     The aggregate purchase price excluding contingent consideration is comprised of the following:

Cash consideration	$70,000,000
Other acquisition costs	417,362
Value of the ordinary shares issued	154,281,112

Total consideration	$224,698,474

     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
		period
Net tangible liabilities assumed	$21,912,649
Intangible assets
Customer base	10,261,307	7 years
Trademark	8,147,061	N/A
Non-compete agreement	1,665,072	4 years
Completed technologies	11,847,121	6 years
Smart-trade platform	3,721,393	7 years
Contract backlog	497,789	1 year
Goodwill	166,646,082	N/A

Total	$224,698,474

     The goodwill was assigned to the internet advertising services segment.
     Also in 2007, the Group completed a number of individually insignificant acquisitions which are described below:
     The Group acquired ten entities which provide out-of-home television advertising services for cash consideration of $6,362,389 as of December 31, 2007. The Group recognized acquired intangible assets of $8,047,983 and recognized goodwill of $144,189, which was assigned to the out-of-home television advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $2,326,468, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     The Group acquired seven entities in the poster-frame advertising business for cash consideration of $3,290,730 as of December 31, 2007. The Group recognized acquired intangible assets of $23,143,001 and recognized goodwill of $129,395, which was assigned to the in-elevator poster frame advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $10,266,510, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired two entities which provide outdoor billboard advertising services, for nil cash consideration as of December 31, 2007. The Group recognized acquired intangible assets of $25,857,405. The purchase consideration is contingent and is based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $25,995,465, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired ten entities which provide wireless advertising service, for cash consideration of $31,063,795 and 1,500,000 ordinary shares as of December 31, 2007. The Group recognized acquired intangible assets of $11,825,398 and recognized goodwill of $34,514,267, which was assigned to the wireless advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for the three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $2,653,357, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     In addition to Allyes, the Group also acquired eight entities which provide internet advertising service, for cash consideration of $6,940,832 as of December 31, 2007. The Group recognized acquired intangible assets of $35,918,189, which was assigned to the internet advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation can not be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $30,896,895, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
Pro forma (unaudited)
     The following summarized unaudited pro forma results of operations for the years ended December 31, 2005, 2006 and 2007, have been prepared assuming that the individually material acquisitions, being Capital Beyond Limited , Infoachieve Limited, Target Media Holdings Limited and Allyes Information Technology Company Limited, occurred as of January 1, 2005, 2006 and 2007. These pro forma results have been prepared for comparative purposes only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2005, 2006 and 2007.

	Pro forma
	Year ended December 31,

	2005	2006	2007

	(unaudited)	(unaudited)	(unaudited)

Revenues	$113,750,432	$264,014,401	$517,148,361
Net income (loss) attributable to holders of ordinary shares	3,127,583	69,471,318	140,098,285
Income (loss) per share — basic	$0.01	$0.13	$0.24
Income (loss) per share — diluted	$0.01	$0.13	$0.23
4. Investment in Debt and Equity Securities
     The following is a summary of short-term available-for-sale debt and equity securities:

	December 31,

	2005	2006	2007

Debt and Equity Securities	$35,000,000	$—	$88,177,967
Gross unrealized gain (loss)	(164,150)	—	1,967,393

Fair Value	$34,835,850	$—	$90,145,360

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
5. Accounts Receivable, Net
     Accounts receivable, net consists of the following:

	December 31,

	2005	2006	2007

Billed receivables	$13,684,419	$37,922,093	$167,443,428
Unbilled receivables	7,504,112	23,692,250	38,658,702

Total	$21,188,531	$61,614,343	$206,102,130

     Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet dates.
6. Acquired Intangible Assets, Net
     As of December 31, 2005, 2006 and 2007, the Group has the following amounts related to intangible assets:

	December 31,

	2005	2006	2007

Cost:
Operation and broadcasting rights	$—	$6,403,114	$9,251,020
Lease agreements	1,249,843	16,336,586	69,366,199
Customer bases	430,879	7,827,587	52,943,013
Trademark	—	6,861,065	18,555,020
Acquired technology	—	2,546,519	21,229,362
Others	—	1,177,276	16,701,599

Total	$1,680,722	$41,152,147	$188,046,213

Accumulated amortization:
Operation and broadcasting rights	$—	$80,039	$850,263
Lease agreements	447,578	3,015,639	12,866,124
Customer bases	75,224	1,051,403	8,280,127
Trademark	—	1,462,163	2,192,685
Acquired technology	—	381,978	3,710,502
Others	—	443,906	4,429,457

Total	$522,802	$6,435,128	$32,329,158

Intangible assets, net:	$1,157,920	$34,717,019	$155,717,055

     The Group recorded amortization expense as follows:

	December 31,

	2005	2006	2007

Cost of revenues	$382,359	$3,207,079	$16,113,970
Selling and marketing	55,478	2,567,002	8,639,094

Total	$437,837	$5,774,081	$24,753,064

     The Group will record amortization expense of $33,652,914, $32,149,023, $28,747,413, $21,187,998 and $14,504,364 for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
7. Equipment, Net
     Equipment, net consists of the following:

	December 31,

	2005	2006	2007

Media display equipment	$40,191,968	$77,088,464	$103,036,365
Computers and office equipment	1,267,696	3,360,590	8,674,466
Leasehold improvements	537,130	713,524	948,828
Vehicles	349,575	658,825	1,259,605

Total	$42,346,369	$81,821,403	$113,919,264
Less: accumulated depreciation and amortization	(5,975,119)	(22,767,910)	(43,339,838)

Net book value	36,371,250	59,053,493	70,579,426
Assembly in progress	7,323,638	11,195,831	24,898,900

Total	$43,694,888	$70,249,324	$95,478,326

     Depreciation expense for 2005, 2006 and 2007 was $4,489,179, $13,737,441 and $19,444,440 respectively.
     Assembly in process relates to the assembly of flat-panel television screens. No provision for depreciation is made on assembly in process until such time as the relevant assets are completed and put into use.
8. Short-term Loans

	December 31,

	2005	2006	2007

Short-term bank loan (a)	$991,301	$—	$—
Other loan due to ex-shareholders of Framedia (b)	—	2,769,459	—

Total	$991,301	$2,769,459	$—

(a)	The Group had $991,301, $nil and $nil outstanding under line of credit arrangement as of December 31, 2005, 2006 and 2007, respectively. The amount available for additional borrowings under this line of credit at December 31, 2005, 2006 and 2007 was $nil, $2,106,516 and $nil, respectively. The line of credit was subject to an interest rate of 10%, discounted by an amount equal to the six month loan interest rate of The People’s Bank of China. As of December 31, 2005, the line of credit bore interest at 4.698% per annum. The Group recorded interest expense under the line of credit in 2005, 2006 and 2007 of $49,873, $305,287 and $25,269 respectively.

(b)	At December 31, 2006, the short-term loans from ex-shareholders of Framedia are non-interest bearing, all of which are repayable within one year.
9. Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following:

	December 31,

	2005	2006	2007

Accrued sales commissions	$2,583,270	$5,813,761	$15,631,196
Other accrued expenses	577,863	1,844,781	4,859,205
Other taxes payables	3,037,443	7,451,787	15,870,893
Advance from customers	3,387,224	6,381,032	31,049,894
Accrued employee payroll and welfare	1,059,717	1,465,142	6,145,823
Payables and other liabilities related to acquisitions	99,130	4,530,745	90,214,133
Amount due to ex- shareholders of subsidiary	200,848	—	4,207,387
Withholding individual PRC income tax	—	9,046,576	15,092,588
Others	801,407	2,140,351	7,241,827

Total	$11,746,902	$38,674,175	$190,312,946

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
10. Share-based Compensation
     In June 2003, the Group adopted the 2003 Employee Share Option Scheme (“2003 Plan”) under which not more than 30% of issued share capital was reserved for grants of options. In May 2005, the Group adopted the 2005 Share Option Plan (“2005 Plan”), under which the amount of options that may issue has been reduced to an aggregate of 20% of issued share capital, including the 10.87% already granted under the 2003 Plan. In addition, during the three years after the adoption of our 2005 Plan, the Group may issue no more than 5% of issued share capital for grants of options. In October 2006, the Group further adopted the 2006 Employee Share Option Plan (“2006 Plan”), under which the Group may issue no more than 3.6% of issued ordinary shares for grant of options. In November 2007, the Group’s 2007 Employee Share Option Scheme (“2007 Plan”) was authorized, under which the Group is authorized to grant option to purchase up to 5% of the Group’s issued and outstanding ordinary shares from time to time in the three years following the date of enactment of 2007 Plan. The option plans are intended to promote the success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
     In 2005, 2006 and 2007, options to purchase 23,843,630, 14,800,000 and 10,892,685 ordinary shares were authorized and granted under the option plans, respectively. Under the terms of each option plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors, expire 10 years from the date of grant and generally vest over three years while certain options granted vest over one year. Subsequent to the initial public offering, options were generally granted at the fair market value of the ordinary shares at the date of grant. As of December 31, 2005, 2006 and 2007, options to purchase 49,051,830, 37,515,150 and 39,890,055 ordinary shares were granted to employees and non-employees and remained outstanding. Share options granted to external consultants and advisors in exchange for services were expensed based on the estimated fair value utilizing the Black-Scholes option pricing model.
     The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2006	2007

Option granted to employees:
Average risk-free rate of return	3.10 — 4.43%	4.74% — 4.80%	4.02% — 4.68%
Weighted average expected option life	2-3 years	2 years	2 years
Volatility rate	30.49% — 36.2%	40.0 — 53.7%	50.61% — 53.05%
Dividend yield	0%	0%	0%
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
     The weighted average fair value of options granted for the years ended December 31, 2005, 2006 and 2007 was $0.39, $1.77 and $3.56 respectively. A summary of the share option activities are as follows:

	Weighted	Weighted	remaining	Aggregate
	Number	average	contract term	intrinsic
	of shares	exercise price	(in years)	value

Options outstanding at January 1, 2007	37,515,150	$2.97
Granted	10,892,685	$10.92
Forfeited	(483,500)	$5.72
Exercised	(8,034,280)	$2.46

Options outstanding at December 31, 2007	39,890,055	$5.21	8.35 years	$245,913,534

Options vested or expected to vest at December 31, 2007	37,857,177	$5.03	8.30 years	$240,274,250

Options exercisable at December 31, 2007	16,261,178	$1.94	7.40 years	$153,291,942

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007, was $nil, $146,119,111 and $34,693,538 respectively.
     As of December 31, 2007, there was $36,784,619 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.36 years.
11. Income Taxes
Cayman Islands
     Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
British Virgin Islands
     The Group’s subsidiaries incorporated in the BVI are not subject to taxation.
Hong Kong
     Focus Media (China) Holding Ltd. is subject to Hong Kong profit tax at a rate of 17.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group does not have assessable profit that is earned in or derived from Hong Kong during the years presented.
PRC
     Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs are generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of the Company’s subsidiaries and VIEs are newly incorporated enterprises engaged in the advertising industry which are entitled to a two-year tax exemption holiday, commencing from the first operating year. Some of the subsidiaries of the Company, e.g. Beijing Focus Media Wireless Co., Ltd., and Beijing Shi Ji Zhong Kai Technology Co., Ltd are qualified new technology enterprises. Under PRC Income Tax Laws they are subject to a preferential tax rate of 15%, plus a three-year tax exemption followed by three years with a 50% reduction in the tax rate, starting from the first operating year.
     On March 16, 2007, the PRC National People’s Congress passed the China Corporate Income Tax Law (“the New Law”), which became effective January 1, 2008 and applies a uniform income tax rate for both foreign invested enterprises and domestic enterprise. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” under the new law will be entitled to a 15% preferential enterprise income tax rate.
     Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% as a high-tech company under the old law will transition to the uniform tax rate of 25% from 2008 unless the company obtains the “new and high technology enterprise” status under the new tax law. The Group has thus applied the 25% rate in calculating its deferred tax balances.
     In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
     The Group adopted the provisions of FIN 48 effective January 1, 2007 and estimated the cumulative effect on adoption of FIN48 to be a reduction of consolidated retained earning as of January 1, 2007 of approximately $3.9 million, including interest and penalty, with a corresponding increase in the liability for uncertain tax positions. The Group has elected to classify interest and/or penalties relating to income tax matters within income tax expenses. The amount of penalties and interest as of December 31, 2007 is immaterial. The Group further provided an additional FIN48 reserve of approximately $4.2 million in connection with tax uncertainties during the year ended December 31, 2007. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Balance at January 1, 2007	3,912,340
Additions based on tax position related to the current year	4,234,066
Translation adjustment	86,307

Balance at December 31, 2007	8,232,713

     According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $14,000 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hongkong is 6 years.
Composition of income tax expense
     The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations for the years ended December 31 is as follows:

	2005	2006	2007

Current income tax expense	$715,117	$1,106,921	$11,764,813
Deferred income tax expense (benefit)	(20,664)	(63,383)	(719,248)

Income tax expense	$694,453	$1,043,538	$11,045,565

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Reconciliation of the differences between statutory tax rate and the effective tax rate
     Reconciliation between total income tax expense and that amount computed by applying the PRC statutory income tax rate of 33% to income before taxes is as follows:

	Years ended December 31,
	2005	2006	2007

Statutory rate	33.0%	33.0%	33.0%
Effect of different tax rate of group entities operating in other jurisdiction	0.0%	2.4%	5.2%
Effect of different tax rates applicable to the subsidiaries and VIEs	0.1%	3.5%	-0.7%
Effect of FIN48 unrecognized tax benefits	0.0%	0.0%	2.6%
Effect of tax holiday	-31.6%	-39.1%	-37.4%
Effect of non-deductible expenses	1.1%	2.2%	2.9%
Change in valuation allowance	0.2%	-0.7%	1.4%

Effective tax rate	2.8%	1.3%	7.0%

     The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	Years ended December 31,
	2005	2006	2007

Tax holiday effect	$23,212,976	$99,641,998	$178,521,625
Net income per share effect — basic	$0.09	$0.20	$0.30

Net income per share effect — diluted	$0.06	$0.19	$0.29

The principal components of the Group’s deferred income tax assets/liabilities are as follows:

	December 31,
	2005	2006	2007

Deferred tax assets:
Net operating loss carry forwards	$545,208	$2,317,316	$5,076,326
Accrued expenses temporarily non-deductible	46,695	242,106	206,670
Pre-operating expenses	80,102	—	—
Bad debt provision	130,897	704,429	1,472,981

Total deferred tax assets	$802,902	$3,263,851	$6,755,977
Valuation allowance on deferred tax assets	(59,988)	(2,438,008)	(5,615,737)

Net deferred tax assets	$742,914	$825,843	$1,140,240

Deferred tax liabilities:
Intangible asset basis difference	$—	$3,303,110	$7,620,504

Total deferred tax liabilities	$—	$3,303,110	$7,620,504

     A significant portion of the deferred tax assets recognized relate to net operating loss carry forwards. As of December 31, 2007, the Group had tax losses of $20,236,946 as of December 31, 2007 to be carried forward against future taxable income, which will expire if unused in the years ending December 31, 2009 through 2012. The Group operates through multiple subsidiaries and the valuation allowance is considered on each individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
     The valuation allowance in 2006 and 2007 has been increased in connection with an increase in net operating losses for which the Group believes it cannot generate future taxable income sufficient to recognize the income tax benefit.
     Undistributed earnings of the Group’s PRC subsidiaries of approximately $348 million at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Group would be subject to the then applicable PRC tax laws and regulations.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     12. Net income per Share
     The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Years ended December 31,
	2005	2006	2007

Income attributable to holders of ordinary shares (numerator):	$23,547,651	$83,197,732	$144,435,549

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	252,128,545	505,411,079	590,387,396
Plus weighted average preference shares outstanding	84,119,675	—	—
Plus incremental weighted average ordinary shares from assumed conversions of stock option using treasury stock method	29,689,874	16,125,302	17,939,054

Weighted average ordinary shares outstanding used in computing diluted income per share	365,938,094	521,536,381	608,326,450

Net income per share — basic	$0.09	$0.16	$0.24

Net income per share — diluted	$0.06	$0.16	$0.24

     For the above mentioned years, the Group had securities outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the years presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years ended December 31,
	2005	2006	2007

Outstanding options to purchase ordinary shares	49,051,830	37,515,150	39,890,055

13. Ordinary Shares
     (1) On May 31, 2005, shareholders of the Group approved a 200-for-1 split of the Company’s shares, with immediate effect. The 200-for-l share split of the Company’s shares has been retroactively applied to all periods presented.
     (2) Upon initial public offering on July 13, 2005, the Group issued 77,575,000 ordinary shares, for US$1.7 per ordinary share, for total proceeds of US$118,174,130, net of offering expenses.
     (3) On January 1, 2006, the Group issued 22,157,003 ordinary shares as partial consideration of the acquisition of Infoachieve (Note 3).
     (4) On January 27, 2006, the Group issued 15,000,000 ordinary shares, for US$4.35 per ordinary share, for total proceeds of US$61,783,300, net of offering expenses.
     (5) On February 28, 2006, the Group issued 77,000,000 ordinary shares as partial consideration of the acquisition of all the outstanding ordinary shares of Target Media (Note 3).
     (6) On March 1, 2006, the Group issued 74,720 ordinary shares related to an acquisition (Note 3).
     (7) On May 30, 2006, the Group issued 22,470 ordinary shares related to an acquisition (Note 3).
     (8) On June 16, 2006, the Group issued 16,000,000 ordinary shares, for US$5.4 per ordinary share, for total proceeds of US$80,967,593, net of offering expenses.
     (9) During the year ended December 31, 2006, the Group issued 26,336,680 ordinary shares pursuant to share-based compensation plans upon exercise of options.
     (10) On January 25, 2007, the Group issued 15,000,000 ordinary shares, for US$7.711 per ordinary share, for total proceeds of US$114,870,403, net of offering expenses.
     (11) On March 28, 2007, the Group issued 19,969,080 ordinary shares as partial consideration of the acquisition of Allyes Information Technology Company Limited (Note 3).

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     (12) In June 2007, the Group issued 37,330,619 ordinary shares as earn-out consideration for the acquisitions of Framedia and Dotad (Note 3).
     (13) On November 7, 2007, the Group issued 25,000,000 ordinary shares, for US$12.56 per ordinary share, for total proceeds of $312,574,308, net of offering expenses.
     (14) During the year ended December 31, 2007, the Group issued 8,034,280 ordinary shares pursuant to share-based compensation plans upon exercise of options.
14. Mainland China Contribution Plan and Profit Appropriation
     Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $619,831, $2,326,895 and $4,354,955 for the years ended December 31, 2005, 2006 and 2007, respectively.
     Pursuant to laws applicable to entities incorporated in the PRC, the Group subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the years ended December 31, 2005, 2006 and 2007, the Group made total appropriations of $98,729, $650,851 and $141,121 respectively.
15. Commitments and Contingencies
{a}Leases commitments
     The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens in various locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for 2005, 2006 and 2007 were $15,481,200, $50,106,121 and $85,733,483 respectively.
     Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ended
December 31,
2008	$102,055,984
2009	59,026,176
2010	25,497,410
2011	11,560,511
2012 and thereafter	9,212,178

Total	$207,352,259

{b} Legal proceedings
     The Group is a defendant in ongoing lawsuits as described below:
•	On November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Group and the underwriters of the Group’s offering filed in November 2007.

•	On December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Group, certain of the Group’s officers and directors, and the underwriters of the Group’s offering filed in November 2007.
Both complaints allege that the Group’s registration statement on Form F-1 on November 1, 2007, as amended, and the related prospectus contained inaccurate statements of material fact. The Group has meritorious defenses to the claims alleged and intend to defend against these lawuits vigorously. The Group is unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from these lawsuits could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future.
16. Segment Information
     The Group is mainly engaged in operating an out-of-home advertising network in the PRC using flat-panel television advertising displays located in high traffic commercial locations and in-store areas. The Group also provides in-elevator poster frame advertising services, mobile handset advertising services and internet advertising services.
     The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has four operating segments and determined that it has four reporting segments, which are out-of-home television advertising services (consists of commercial location advertising network and in-store advertising network), in-elevator poster frames, mobile handset advertising and internet advertising. These segments all derive their revenues from the sale of advertising services.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments. Prior to 2006, the Group only had a single operating segment, out-of-home television advertising services. The in-elevator poster frame advertising services and mobile handset advertising services were the result of acquisitions made in 2006. The internet advertising services segment was the result of the acquisitions made in 2007. The following table presents selected financial information relating to the Group’s segments:
     2007:

		In-elevator	Mobile
	Out-of-home	poster frame	handset	Internet
	advertising	advertising	advertising	advertising
	services	services	services	services	Eliminations	Total

Net revenue — external	$249,239,836	$85,471,957	$46,909,008	$124,938,969	—	$506,559,770
Net revenue — intersegment	741,764	770,168	—	—	(1,511,932)	—

Total net revenues	249,981,600	86,242,125	46,909,008	124,938,969	(1,511,932)	506,559,770

Cost of revenue — external	103,925,053	28,086,215	23,193,873	93,237,248	—	248,442,389
Cost of revenue — intersegment	770,168	—	—	741,764	(1,511,932)	—

Total cost of revenues	104,695,221	28,086,215	23,193,873	93,979,012	(1,511,932)	248,442,389

Gross profit	145,286,379	58,155,910	23,715,135	30,959,957	—	258,117,381

Interest income	9,095,303	125,421	134,309	422,622	—	9,777,655
Interest expense	16,024	921	—	8,324	—	25,269
Depreciation and amortization	24,170,981	8,880,046	4,212,953	6,933,524	—	44,197,504
Income tax expense	5,551,130	1,088,231	1,938,393	2,467,811	—	11,045,565

Net income	$83,792,458	$34,105,815	$14,148,625	$12,388,651	—	$144,435,549
     2006:

		In-elevator	Mobile
	Out-of-home	poster frame	handset
	advertising	advertising	advertising
	services	services	services	Eliminations	Total

Net revenue — external	$160,900,265	$40,904,235	$10,100,965	$—	$211,905,465
Net revenue — intersegment	—	245,274	—	(245,274)	—

Total net revenues	160,900,265	41,149,509	10,100,965	(245,274)	211,905,465

Cost of revenue — external	61,706,462	13,622,059	6,051,846	—	81,380,367
Cost of revenue — intersegment	245,274	—	—	(245,274)	—

Total cost of revenues	61,951,736	13,622,059	6,051,846	(245,274)	81,380,367

Gross profit	98,948,529	27,527,450	4,049,119	—	130,525,098

Interest income	4,419,864	123,740	17,194	—	4,560,798
Interest expense	304,294	52	941	—	305,287
Depreciation and amortization	15,067,829	3,599,827	843,896	—	19,511,552
Income tax expense	1,060,314	103,434	(120,210)	—	1,043,538

Net income	$60,968,695	$20,006,067	$2,222,970	$—	$83,197,732
Geographic Information
     The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.
Major Customers
     As of December 31, 2005, 2006 and 2007, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.
Major Service lines
     The Group derives revenues from the following major service lines:

	For the year ended December 31,
	2005		2006		2007
		% of		% of		% of
		total revenues		total revenues		total revenues
Net revenues
Commercial location network	$61,434,760	90.0%	$132,061,143	62.3%	$220,681,113	43.6%
In-store network	5,468,919	8.0%	26,907,592	12.7%	27,444,339	5.4%
Poster frame network	—	—	40,904,235	19.3%	85,471,957	16.9%
Mobile handset network	—	—	10,100,965	4.7%	46,909,008	9.3%
Internet advertising	—	—	—	—	124,938,969	24.7%

Advertising service revenue	66,903,679	98.0%	209,973,935	99.0%	505,445,386	99.9%
Equipment revenue	1,325,234	2.0%	945,606	0.5%	774,404	0.1%
Franchise revenue	—	—	985,924	0.5%	339,980	0.0%

Total revenues	$68,228,913	100.0%	$211,905,465	100.0%	$506,559,770	100.0%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
17. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2005, 2006 and 2007 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2005	2006	2007

Shanghai Everease Advertising & Communication Ltd. (“Everease”)	Jason Nanchun Jiang	$1,552,039	$7,764,977	$3,132,954
Multimedia Park Venture Capital	Jimmy Wei Yu	2,330,945	3,885,546	104
Shanghai Jobwell Business Consulting Co., Ltd.	Jimmy Wei Yu	1,050,258	1,382,695	—
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	757,850	1,122,945	—
Shanghai Wealove Business Consulting Co., Ltd.	Jimmy Wei Yu	—	671,488	—
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	908,100	982,527	—
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	1,646,120	3,230,040	44,542
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	—	190,563	1,095,814
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	119,768	608,150
Home-Inn Hotel Management (Beijing) Co., Ltd	Neil Nanpeng Shen	—	78,742	82,356
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	264,120	178,933	—
51.com	Neil Nanpeng Shen	—	—	19,611
Qihoo.com	Neil Nanpeng Shen	—	—	12,151
UUSEE	Neil Nanpeng Shen	—	—	27,789
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	—	—	243,628

Total		$8,509,432	$19,608,224	$5,267,099

     Details of advertising space leasing costs charged, net of agency rebates received or receivables from gateway websites, of those whom are the related parties, for the years ended December 31, 2005, 2006 and 2007 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2005	2006	2007

Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	$—	$—	$24,755,004
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	—	14,596,893
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	—	—	130,230
51.com	Neil Nanpeng Shen	—	—	204,612
Qihoo.com	Neil Nanpeng Shen	—	—	305,413
UUSEE	Neil Nanpeng Shen	—	—	15,929
E-House (China) Holdings Limited	Neil Nanpeng Shen			2,008

Total		$—	$—	$40,010,089

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
     Details of amounts due from related parties as of December 31, 2005, 2006 and 2007 are as follows:

			December 31,
Name of related parties	Note	Director interested	2005	2006	2007

Shanghai Everease Advertising & Communication Ltd. (“Everease”)	(a)	Jason Nanchun Jiang	$572,525	$6,331,549	$133,543
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	330,700	12,705	—
Shanghai Jobwell Business Consulting Co., Ltd.	(a)	Jimmy Wei Yu	546,207	—	—
Shanghai Wealove Wedding Service Co., Ltd.	(a)	Jimmy Wei Yu	662,954	—	—
Shanghai Hetong Network Technology Co., Ltd.	(a)	Jimmy Wei Yu	533,469	—	—
Shanghai Shengchu Advertising Agency Co., Ltd.	(a)	Jimmy Wei Yu	474,351	403,889	—
Beijing Sina Internet Information Services Co., Ltd.	(a)	Charles Cao	—	—	3,385,671
Beijing Sohu New-age Information Technology Co., Ltd.	(a)	Daqing Qi	—	—	1,198,429
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	(a)	Neil Nanpeng Shen	—	—	89,946
51.com	(a)	Neil Nanpeng Shen	—	—	105,147
UUSEE	(a)	Neil Nanpeng Shen	—	—	10,952
Home-Inn Hotel Management (Beijing) Co., Ltd.	(a)	Neil Nanpeng Shen	—	39,699	—
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	—	—	150,158
Qihoo.com	(a)	Neil Nanpeng Shen	—	—	17,683
David Yu	(b)	David Yu	—	1,064,947	—

Total			$3,120,206	$7,852,789	$5,091,529

Note (a) —	These amounts represent trade receivables for advertising services provided.

Note (b) —	The amount represents a payment due from the ex-shareholder of Target Media for an indemnification of a contingent liability which arose after the acquisition. This amount was paid out in cash in 2007.
     Details of amounts due to related parties as of December 31, 2005, 2006 and 2007 are as follows:

			December 31,
Name of related parties	Note	Director interested	2005	2006	2007

Beijing Sina Internet Information Services Co., Ltd.	(d)	Charles Cao	$—	$—	$12,491,999
Beijing Sohu New-age Information Technology Co., Ltd.	(d)	Daqing Qi	—	—	301,520
51.com	(d)	Neil Nanpeng Shen	—	—	179,750
UUSEE	(d)	Neil Nanpeng Shen	—	—	3,696
Home-Inn Hotel Management (Beijing) Co., Ltd	(d)	Neil Nanpeng Shen	—	—	171
Tan Zhi	(c)	Tan Zhi	—	345,768	—

Total			$—	$345,768	$12,977,136

Note (c) —	The amount represents the amount due to the president of Focus Media for operating funds of Framedia. The loan was non-interest bearing and was fully repaid in 2007.

Note (d) —	the amounts represent trade payables for advertising services purchased.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Other related party transactions
     For each of the years ended December 31, 2005, 2006 and 2007, office rentals were paid to Multimedia Park Venture Capital approximately amounting to $395,083, $476,902 and $690,018 respectively.
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
18. Restricted Net Assets
     Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as a general reserve fund. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer a portion of their net assets to Focus Media Holding in the form of dividends, loans or advances, which restricted portion amounted to approximately $447,557,373 as of December 31, 2007.
19. Subsequent Event
     In January 2008, the Group completed the acquisition of CGEN Digital Media Company Limited, or CGEN, a Cayman Islands company, which operates hyper-market advertising marketing agency services through its PRC VIEs. CGEN is the largest hyper-market advertising agency in China. The purchase price consideration was $168,437,500 in cash. Additional consideration, contains both of cash and ordinary shares is issuable, contingent upon CGEN meeting certain earnings targets during the two year period from February 1, 2008 to January 31, 2010.
     In the first quarter of 2008, the Group completed acquisitions of six companies that primarily provide in-elevator poster frame advertising and internet advertising services, for which consideration is contingent upon the achievement of certain earnings targets over the next one to three fiscal years. The Group also made an advance payment of $11million, which will be deducted from the contingent purchase price consideration.
     In January, 2008, the Group entered into a share purchase agreement to acquire 20% equity interests in Yanhuang Health Media Limited, a leading LCD advertising operator targeting hospitals and healthcare locations in China, for cash consideration of $5 million and the lease agreements and LCD display equipment that the Group has operated in hospitals and healthcare locations.
     In March 2008, as a result of uncertainty in the mobile handset advertising industry in the PRC, there was a triggering event which required the Group to reevaluate the carrying value of the goodwill and assets of the mobile handset advertising segment. The Group undertook a business restructuring in April 2008 to amend their strategic business plans and is working on the calculations for impairments and the costs related to exit activities.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Holding Limited
The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership

Focus Media (China) Holding Ltd.	Hong Kong	100%
Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
British Virgin Islands
Perfect Media Holding Ltd.	(“BVI”)	100%
Focus Media Qingdao Holding Ltd.	BVI	100%
Focus Media Dalian Holding Ltd.	BVI	100%
Focus Media Changsha Holding Ltd.	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd.	PRC	100%
New Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Sorfari Holdings Limited	BVI	100%
Focus Media Tianjin Limited	BVI	80%
Capital Beyond Limited	BVI	100%
Shanghai New Focus Media Advertisement Co., Ltd.	PRC	90%
Shanghai New Focus Media Agency Co., Ltd.	PRC	90%
Shanghai Focus Media Defeng Advertisement Co., Ltd.	PRC	90%
Shanghai Focus Media Baiwang Advertising Co., Ltd.	PRC	70%
Shanghai Focus Media Xiangkun Advertising Co., Ltd.	PRC	70%
Infoachieve Limited	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd.	PRC	100%
Target Media Holdings Limited	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd.	PRC	100%
Dotad Holdings Limited	BVI	100%
ProfitBest Worldwide Limited	BVI	100%
Wiseglobal Investments Limited	BVI	100%
Summitworld Limited	BVI	100%
Newking Investment Limited	BVI	100%
Surge Zhenghe Holding Limited	BVI	100%
Speedaccess Limited	BVI	100%
Peakbright Group Limited	BVI	100%
Homesky Investment Limited	BVI	100%
Bestwin Partners Limited	BVI	100%
Glomedia Holdings Limited	BVI	100%
Appreciate Capital Ltd.	BVI	70%
Richcrest Pacific Limited	BVI	100%
Wealthstar Holdings Limited	BVI	100%
Highmark Asia Limited	BVI	100%
Plentiworth Investment Limited	BVI	100%
Directwealth Holdings Limited	BVI	100%
Better off Investments Limited	BVI	100%
Topstart Holdings Limited	BVI	100%
Vast Well Development Limited	BVI	100%
Crownsky Limited	BVI	100%
E-Rainbow Mobile Information Co., Limited	BVI	100%
Directvantage Limited	BVI	100%
Cmsc Holdings Limited	BVI	100%
Active Max Limited	BVI	100%
Sky Max Global Limited	BVI	100%
Fully Ascend Limited	BVI	100%
Luck Trillion Limited	BVI	100%
Angli Education Development Limited	BVI	100%
Angli Education Investment Limited	BVI	100%
Evercom Pacific Limited	BVI	70%
Century Bonus Limited	BVI	70%
Smart Cheer Limited	BVI	70%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Holding Limited (continued)
The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership

Brightchina Enterprises Limited	BVI	70%
Spacenet International Limited	BVI	80%
Multibillion International Limited	BVI	100%
Pear Commercial Inc.	BVI	100%
One Capital Investment Limited	BVI	100%
First Star Investment Limited	BVI	100%
Xin Jin Hong Limited	Macau	100%
Advantage Way Limited	BVI	100%
Hua Kuang Advertising Company Limited	HK	100%
Allyes Information Technology Co., Ltd	Cayman Island	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement
The following table sets forth information concerning Focus Media Advertisement’s subsidiaries each of which is incorporated in China:

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Shanghai Focus Media Advertising Co., Ltd.	90.0%	(1)	PRC	Advertising agency

Shanghai Perfect Media Advertising Agency Co., Ltd.	90.0%	(1)	PRC	Advertising company that operates advertising services network on shoe-shining machines

Qingdao Fukesi Advertisement Co., Ltd.	90.0%	(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Changsha Focus Media Shiji Advertisement Co., Ltd.	90.0%	(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Dalian Focus Media Advertising Co., Ltd.	90.0%	(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Qianjian Advertising Co., Ltd.	90.0%	(1)	PRC	Operation and maintenance of out-of-home television advertising network in banking locations

Guangzhou Framedia Advertising Company Ltd.	90.0%	(1)	PRC	Operation and maintenance of out-of-home television advertising network

Zhuhai Focus Media Culture and Communication Company Ltd.	90.0%	(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Focus Media Digital Information Technology Co., Ltd.	10%	(2)	PRC	Technical and business consultancy

Shenzhen Bianjie Building Advertisement Co., Ltd.	90.0%	(2)	PRC	Operation and maintenance of frame advertising network

Hebei Tianma Weiye Advertising Company Ltd.	90.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xiamen Focus Media Advertising Company Ltd.	90.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Sichuan Focus Media Advertising Communications Co., Ltd.	90.0%	(3)	PRC	Operation and maintenance of out-of-home television advertising network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

Focus Media
	Advertisement’s	Region of
Subsidiaries	Ownership Percentage	Operations	Primary Business

Shanghai New Structure Advertisement Co., Ltd.	90.0% (2)	PRC	Technical and business consultancy for poster frame network

Shanghai Framedia Advertising Development Co., Ltd.	90.0% (2)	PRC	Operation and maintenance of advertising poster frame network

Guangzhou Shiji Shenghuo Advertisement Co., Ltd.	90.0% (2)	PRC	Operation and maintenance of advertising poster frame network

Hefei Fukesi Advertising Co. Ltd.	90.0% (2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Jinan Focus Media Advertising Co., Ltd.	90.0% (2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenzhen E-Times Consulting Co., Ltd.	90.0% (2)	PRC	Operation and maintenance of advertising poster frame network

Shanghai Target Media Co., Ltd.	90.0% (2)	PRC	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Shenyang Target Media Ltd.	90.0% (2)	PRC	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Fuzhou Hengding United Media Ltd.	90.0% (2)	PRC	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Beijing Focus Media Wireless Co., Ltd.	90.0% (2)	PRC	Operation of mobile handset advertising service network

Guangzhou Feisha Advertisement Co., Ltd.	90.0% (2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

DongGuan Focus Media Advertisement & Communications Co., Ltd.	90.0% (2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai FengJing Advertisement & Communications Co., Ltd.	95.0% (2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

ZhengZhou Focus Media Advertisement & Communications Co., Ltd.	85.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

ShiJiaZhuang Focus Media HuiHuang Business Advertisement Co., Ltd.	90.0%	(2)	PRC	Operation and maintenance of advertising poster frame network

Nanjing Focus Media Advertising Co., Ltd.	90.0%	(3)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Yunnan Focus Media Co., Ltd.	89.5%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Tianjin Focus Tongsheng Advertising Company Ltd.	80.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	80.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Wuhan Geshi Focus Media Advertising Co., Ltd.	75.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xian Focus Media Advertising & Information Company Ltd.	70.0%	(3)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenyang Focus Media Advertising Co., Ltd.	70.0%	(3)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Fuzhou Focus Media Advertising Co., Ltd.	70.0%	(3)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	60.0%	(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai On-Target Advertisement Co., Ltd.	60.0%	(3)	PRC	Advertising agency

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	70.0%	(3)	PRC	Operation and maintenance of direct mailing advertising business

City Billboard (BeiJing) Advertisement Co., Ltd.	75.0%	(3)	PRC	Operation and maintenance of outdoor LED billboards advertising network

BeiJing YangShiSanWei Advertisement Co., Ltd.	70.0%	(3)	PRC	Operation and maintenance of movie theatre advertising network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued):

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Beijing Tuojiachengyuan Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of outdoor billboards advertising network

Shanghai Zonghengpinyu Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of outdoor LED billboards advertising network

Quanzhou Xindalu Culture Communication Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Guizhou Focus Media Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Lanzhou Focus Media Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Haerbin Focus Media Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Jilin Focus Media Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Hefei Tiandi Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Suzhou Focus Media Communication and Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Shenghuotongdao Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of direct mailing advertising business

Zhengzhou Focus Media Frame Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of advertising poster frame network

Shanghai Yuanchi Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Tianjin Saige Advertisement Planning Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Taiyuan Framedia Juzhong Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Jinan Framedia Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued):

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Guangzhou Hengxun Advertisement Co., Ltd.	63	%(5)	PRC	Internet advertising agency

Beijing Chuangshiqiji Advertisement Co., Ltd	70	%(3)	PRC	Internet advertising agency

Beijing Kudong Media Advertisement Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Shanghai Yuewei Computer Information Technology Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Shanghai Jiangpan Advertisement Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Shanghai Wangmai Advertisement Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Beijing Jiahuahengshun Advertisement Co., Ltd.	80	%(3)	PRC	Internet advertising agency

Beijing Jiahuahengshun Media Advertisement Co., Ltd.	80	%(3)	PRC	Internet advertising agency

Beijing Jiahuazhongwang Advertisement Co., Ltd.	80	%(3)	PRC	Internet advertising agency

Kesishitong Advertisement (Beijing) Co., Ltd	90	%(2)	PRC	Internet advertising agency

Beijing Yibolande Advertisement Co., Ltd.	90	%(2)	PRC	Internet advertising agency

Beijing Yitong Wireless Information Technology Co., Ltd.	90	%(2)	PRC	Operation of mobile handset advertising service network

(1)	The remaining equity interest is held by Jimmy Wei Yu as our nominee holder.

(2)	The remaining equity interest is held by Focus Media Advertising Agency.

(2)	The remaining equity interest is held by Focus Media Technology.

(3)	The remaining equity interest in this entity is owned by unrelated third parties.

(4)	The remaining equity interest in this entity is owned by Focus Media Digital.

(5)	Focus Media Advertising Agency holding 7%, the remaining equity interests held by unrelated third parties.