Form 20-F/A
period 2007-12-31
Focus Media Holding LTD
filed 2008-08-14
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
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
     Yes ☐           No☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2007

EXPLANATORY NOTE	1
SIGNATURE	2
ITEM 19. EXHIBITS	3
EX-12.1 CERTIFICATE OF CHIEF EXECUTIVE OFFICER
EX-12.2 CERTIFICATE OF CHIEF FINANCIAL OFFICER
EX-13.1 CERTIFICATION OF PERIODIC FINANCIAL REPORT
EX-13.2 CERTIFICATION OF PERIODIC FINANCIAL REPORT

EXPLANATORY NOTE
     This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2007, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2007 initially filed with the Securities and Exchange Commission, on May 6, 2008, or the Originally Filed 20-F. Amendment No. 1 amends the exhibit index and files an amended Exhibit 12.1 and Exhibit 12.2, which inadvertently omitted certain required language.
     Other than the foregoing items, no part of the Originally Filed 20-F is being amended. Amendment No. 1 does not reflect events occurring after the filing of the Originally Filed 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.
Date: August 14, 2008

FOCUS MEDIA HOLDING LIMITED
By:	/s/ Zhi Tan
Name:	Zhi Tan
Title:	Chief Executive Officer

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits
3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2*	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3*	Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers, Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of (i) the corporate structure of Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. and contractual arrangements among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, (ii) the corporate structure of Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and contractual arrangements among Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu and (iii) the corporate structure of Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd., Beijing Focus Media Wireless Technology Co., Ltd., Jason Nanchun Jiang and Jimmy Wei Yu.

8.1*	Form of opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.1*	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.2*	Technology License and Service Agreement, dated March 28, 2005, by and among Focus Media Digital Information Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisements Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.3*	Business Cooperation Agreement, dated March 28, 2005, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.4*	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5*	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.6*	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang,

Exhibit
Number	Description of Exhibits
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

10.55*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.61*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.64*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

Exhibit
Number	Description of Exhibits
10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.88*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.89*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.90*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94*	Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95*	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96*	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.97*	2006 Share Option Plan.

10.98*	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.99*	Asset Transfer Agreement, dated as of January 30, 2003, among Shanghai Allyes Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Xiangdong Xiong and Jiangang Wang.

10.100*	Call Option Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.101*	Call Option Agreement, dated as of January 30, 2003, among Xiangdong Xiong, new Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.102*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Jianggang Wang.

10.103*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.104*	Exclusive Service Agreement, dated as of January 20, 2003, by and among Shanghai Allyes Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.105*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.106*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology

Exhibit
Number	Description of Exhibits
(Shanghai) Co., Ltd. and Xiangdong Xiong.

10.107*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.108*	Call Option Agreement, dated November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.109*	Call Option Agreement, dated November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.110*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.111*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.112*	Exclusive Service Agreement, dated as of November 1, 2004, by and among Shenzhen Baifen Creation Advertisemnet Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.113*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.114*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.115*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.116*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.117*	Asset Transfer Agreement, dated November 30, 2004, among Shanghai Huxin Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.118*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.119*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.120*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.121*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.122*	Exclusive Service Agreement, dated as of November 11, 2004, by and among Shanghai Huxin Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.123*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology

Exhibit
Number	Description of Exhibits
(Shanghai) Co., Ltd. and Suyang Zhang.

10.124*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.125*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.126*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.127*	Asset Transfer Agreement, dated as of November 30, 2004, among Shanghai MSN Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.128*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.129*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.130*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.131*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.132*	Exclusive Service Agreement, dated as of November 3, 2004, by and among Shanghai MSN Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.133*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.134*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.135*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.136*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.137*	Asset Transfer Agreement, dated as of May 17, 2005, among Shanghai Quanshi Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.138*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.139*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.140*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.141*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.142*	Exclusive Service Agreement, dated as of April 20, 2005, by and among Shanghai Quanshi Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.143*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.144*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.145*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.146*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.147*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.148*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.149*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.150*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.151*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.152*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.153*	Exclusive Service Agreement, dated as of July 1, 2006, by and among Shanghai Kuantong Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.154*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.155*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.156*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.157*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.158*	Share Purchase Agreement, dated as of July 21, 2006, among EFT Partners Limited, Focus Media Holdings Limited, Appreciate Capital Ltd., Zhang Qingyong and Wang Yongmei.

10.159*	Registration Rights Agreement, dated as of March 28, 2007, by and among Focus Media Holding Limited and Persons who represent certain former shareholders, warrant holders and options holders of Allyes Information Technology Compnay Limited.

10.160*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.161*	2007 Share Option Plan

10.162*	Share Purchase Agreement, dated as of December 8, 2007, among Focus Media Holding Limited, CGEN Digital Media Company Limited and the selling shareholders and other parties named therein.

10.163*	Registration Rights Agreement, dated as of January 2, 2008, among Focus Media Holding Limited and the former shareholders of CGEN Digital Media Company Limited named therein.

10.164*	Equity Pledge Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd.

10.165*	Call Option Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.166*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.167*	Exclusive Technology and Consulting Agreement, dated as of January 16, 2006, among CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1*	Consent of Conyers, Dill & Pearman.

15.2*	Consent of Global Law Office.

21.1*	List of Subsidiaries.

*	Previously filed.