Form 20-F
period 2008-12-31
Focus Media Holding LTD
filed 2009-06-30
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number 001-
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road, Shanghai 200050, PRC
(Address of Principal Executive Offices)
Contact Person: Mr. Alex Yang
Acting Chief Financial Officer
Phone: +86 21 3212 4661
Facsimile: +86 21 5240 0228
Address: 28-30/F, Zhaofeng World Trade Building
369 Jiangsu Road, Shanghai 200050, P.R.C.
*(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.00005 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
664,692,030 Ordinary Shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☑ No ☐
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
     Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
     Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐ Item 18 ☑
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
     Yes ☐ No ☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2008

SUPPLEMENTAL INFORMATION	1
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED	2

PART I	4
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3. KEY INFORMATION	4
ITEM 4. INFORMATION ON THE COMPANY	34
ITEM 4A. UNRESOLVED STAFF COMMENTS	52
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	82
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	91
ITEM 8. FINANCIAL INFORMATION	98
ITEM 9. THE OFFER AND LISTING	99
ITEM 10. ADDITIONAL INFORMATION	100
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	111
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	112

PART II	112
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	112
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	112
ITEM 15. CONTROLS AND PROCEDURES	113
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	116
ITEM 16B. CODE OF ETHICS	116
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	116
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	116
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	116
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	117
ITEM 16G. CORPORATE GOVERNANCE	117

PART III	117
ITEM 17. FINANCIAL STATEMENTS	117
ITEM 18. FINANCIAL STATEMENTS	117
ITEM 19. EXHIBITS	117
EX-10.168 Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing, Guanyong Tian and Mei Lijun.
EX-10.169 Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.
EX-10.170 Shareholders' Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.
EX-10.171 Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.
EX-10.172 Shareholders' Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.
EX-10.173 Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.
EX-10.174 Shareholders' Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertisement Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.
EX-10.175 Equity Pledge Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.
EX-10.176 Shareholders' Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.
EX-10.177 Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.
EX-10.178 Shareholders' Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.
EX-10.179 Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.
EX-10.180 Shareholders' Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.
EX-10.181 Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.
EX-12.1 Certificate of Chief Executive Officer
EX-12.2 Certificate of Chief Financial Officer
EX-13.1 Certification of Periodic Financial Report
EX-13.2 Certification of Periodic Financial Report
EX-15.1 Consent of Conyers, Dill & Pearman
EX-15.2 Consent of Global Law Office
EX-15.3 Consent of Deloitte Touche Tohmatsu CPA Ltd.
EX-21.1 List of Subsidiaries

SUPPLEMENTAL INFORMATION
          In this annual report, unless otherwise indicated:
•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value $0.00005, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•	“Framedia” refers to Infoachieve Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•	“Target Media” refers to Target Media Holdings Limited and its consolidated subsidiaries and affiliates, which we acquired in February 2006;

•	“Focus Media Wireless” refers to Dotad Media Holdings Limited, and its consolidated subsidiary and affiliate, which we acquired in March 2006 and renamed Focus Media Wireless. We terminated our mobile handset advertising business, including Focus Media Wireless, in December 2008;

•	“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007 as well as additional smaller Internet advertising companies we acquired and subsequently reorganized to be included within Allyes;

•	“CGEN” refers to CGEN Digital Media Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in January 2008 and disposed of in December 2008; and

•	This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008, and as of December 31, 2007 and 2008.
DISCONTINUED OPERATIONS AND BASIS OF PRESENTATION
          We discontinued the operations of the Focus Media Wireless over 2008 commencing in the first quarter of 2008 and completed in December 2008. Subsequently, on December 22, 2008, we announced the sale to SINA Corporation, or Sina, of substantially all of the assets of our out-of-home digital networks, including our LCD display networks (including our outdoor LED network), poster frame networks and in-store networks (excluding CGEN). As a result of the above transactions, the business operations and related net assets to be sold to Sina, or the assets for sale to Sina, and our mobile handset advertising business have been accounted as discontinued operations in accordance with U.S. GAAP in our audited financial statements.
          We continue to operate the assets for sale to Sina and will continue to operate those assets until the transaction closes. The closing is subject to various customary closing conditions and regulatory approvals. Accordingly, in the descriptions of our business operations in this annual report we continue to describe the assets to be sold to Sina as part of our operations. In Item 5. “Operating and Financial Review and Prospects”, and other items relating to our financial results of operations, the assets to be sold to Sina are discussed as discontinued operations in accordance with U.S. GAAP.

          On December 9, 2008, we announced the disposal of our CGEN in-store advertising network. CGEN has been recorded as within our continuing operations as we have retained continuing involvement by leasing assets to CGEN after the disposal transaction. We are not receiving, and do not expect to continue to receive, any significant revenues from our continuing involvement in the operation of CGEN.
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
          This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to complete the sale of substantially all of the assets of our digital out-of-home advertising networks to SINA Corporation, or Sina, including all required regulatory approvals;

•	our ability to complete acquisitions we have entered into and costs related to and potential liabilities resulting from completing such acquisitions and integrating the acquired companies into our business;

•	achieving anticipated or potential synergies with companies we acquire or have acquired;

•	our plans to expand our advertising network into new cities and regions in China and diversify into new networks and advertising channels such as airports, hospitals and other possible commercial locations;

•	the growth or acceptance of our in-store network, our outdoor LED network, Framedia’s poster frame network, our movie theater and traditional billboard advertising network and our online advertising services business;

•	our plan to develop our business into a multi-platform out-of-home advertising network, including through operation of Internet advertising channels such as Allyes and networks such as our movie theater and traditional billboard advertising network;

•	our plan to identify and create additional advertising channels that target specific consumer demographics, which could allow us to increase our advertising revenue, including Internet advertising channels;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended, and Form F-3 as amended; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.

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
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3.   KEY INFORMATION
A. Selected Financial Data
          The following selected consolidated financial information has been derived from our consolidated financial statements. Our consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008 and our consolidated balance sheets as of December 31, 2006, 2007 and 2008 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this annual report.
          Our selected consolidated financial information for the years ended December 31, 2004 and 2005 have been derived from Focus Media Advertisement audited consolidated financial statements, which are not included in this annual report.
          Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects”.
          In April 2005, we commenced commercial operations of our in-store network and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless. In March 2007, we acquired Allyes. In January 2008, we acquired CGEN.

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Selected Consolidated Statements of Operations Data:
Net revenues:(1)
Movie Theatre & Outdoor Billboard network	—	—	690	37,305	77,520
Internet advertising	—	—	—	124,939	255,637
Others	—	—	—	819	36,397

Total net revenues	—	—	690	163,063	369,554

Cost of revenues:
Net advertising service cost:
Movie Theatre & Outdoor Billboard network	—	—	760	28,507	57,276
Internet advertising	—	—	—	93,237	199,189
Others	—	—	—	224	28,581

Total cost of revenues	—	—	760	121,968	285,046
Gross profit	—	—	(70)	41,095	84,508
Operating expenses:
General and administrative	227	429	3,760	16,691	52,102

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Selling and marketing	—	—	271	14,052	34,680
Impairment loss	—	—	—	—	222,536
Loss on disposal of CGEN	—	—	—	—	190,466
Other operating income	—	—	—	(222)	(1,027)

Total operating expenses	227	429	4,031	30,521	498,757

Income from operations	—	—	(4,101)	10,574	(414,249)
Interest income net	—	—	725	2,734	2,622
Other income (expenses), net	—	—	—	100	(618)
Income (loss) before income taxes and minority interest	(227)	(429)	(3,376)	13,408	(412,245)
Income taxes	—	—	—	4,193	3,391
Minority interest	—	—	—	720	(107)
Net income (loss) from discontinued operations, net of tax	599	23,977	86,574	135,941	(355,159)

Net income (loss)	372	23,548	83,198	144,436	(770,688)

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Deemed dividend on Series A convertible redeemable preference shares	(8,308)	—	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191)	—	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	(13,356)	—	—	—	—
Premium of Series B convertible redeemable preference shares	12,906	—	—	—	—
Income (loss) attributable to holders of ordinary shares	$(10,577)	$23,548	$83,198	$144,436	$(770,688)

Income (loss) per share from continuing operations-basic	$(0.07)	$(0.01)	$(0.01)	$0.01	$(0.65)

Income (loss) per share from continuing operations-diluted	$(0.07)	$(0.01)	$(0.01)	$0.01	$(0.65)

Income (loss) per share from discontinuing operations-basic	$—	$0.10	$0.17	$0.23	$(0.55)

Income (loss) per share from discontinuing operations-diluted	$—	$0.10	$0.17	$0.23	$(0.55)

Income (loss) per share — basic	$(0.07)	$0.09	$0.16	$0.24	$(1.20)

Income (loss) per share — diluted	$(0.07)	$0.09	$0.16	$0.24	$(1.20)

Shares used in calculating basic income per share	160,998,600	252,128,545	505,411,079	590,387,396	643,989,522

Shares used in calculating diluted income per share	160,998,600	252,128,545	505,411,079	608,326,450	643,989,522

	2004	2005	2006	2007	2008
Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,669	$36,653	$164,611	$450,416	$142,434
Other current assets(2)	12,713	104,988	78,712	431,043	665,137
Non-current assets(3)	21,033	70,713	862,919	1,258,079	724,723
Total assets	56,415	212,354	1,106,242	2,139,538	1,532,294
Total current liabilities	8,634	20,694	51,837	276,287	318,864
Total non-current liabilities	—	—	3,303	6,394	13,540
Total liabilities	8,634	20,694	55,140	282,681	332,404
Minority interest	81	245	358	1,913	2,106
Mezzanine equity	53,273	—	—	—	—
Ordinary shares (142,464,600, 378,306,000, 534,896,873, 640,230,852 and 646,081,710 shares issued and outstanding in 2004, 2005, 2006, 2007 and 2008 respectively)	7	19	27	32	32

	2004	2005	2006	2007	2008
Other shareholders’ equity (deficiency)	(5,580)	191,396	1,050,717	1,854,912	1,197,752
Total shareholders’ equity	$(5,573)	$191,415	$1,050,744	$1,854,944	$1,197,784

	As of December 31,
	2005	2006	2007	2008
Selected Operating Data:(4)
Number of displays in our commercial location network:
Our direct cities	45,049	80,263	107,533	122,597
Our regional distributors(5)	3,177	5,197	4,765	5,436
Total	48,226	85,460	112,298	128,033
Number of displays in our in-store network(6)	27,849	38,742	49,452	42,,824
Number of stores in our in-store network(6)	4,130	3,898	4,063	3,275
Number of installed frames in our poster frame network(7)	—	99,784	190,468	324,364

(1)	Advertising service revenue is presented net of business tax. Business tax for our Internet advertisings service revenue amounted to $5.0 million and $9.3 million in 2007 and 2008. Business tax for our traditional billboard network was $1.0 million and $2.2 million in 2007 and 2008, respectively. Business tax for our movie theater network was $0.3 million and $0.6 million for 2007 and 2008, respectively. Business tax includes business tax ranging from 3% to 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue.

(2)	Other current assets are equal to total current assets less cash and cash equivalents.

(3)	Non-current assets are equal to total assets less total current assets.

(4)	Operating data presented includes operating data for discontinued operations except as noted below.

(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(6)	Operating data for our in-store network does not include data from CGEN’s business and operations.

(7)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
          In December 2008, we disposed of our in-store advertising operations of CGEN, which resulted in a $190.5 disposal loss. Also in 2008, the disposal of our mobile handset advertising business due to changes in market conditions and the regulatory environment resulted in a loss from disposal of $91.9 million. In December 2008, we entered into a definitive agreement with Sina to sell substantially all of the assets of our digital out-of-home advertising networks, including the LCD display network (including our outdoor LED network), poster frame network and our in-store network (excluding CGEN), to Sina. The transaction is subject to customary closing conditions and certain regulatory approvals. Under the terms of the agreement, upon closing, Sina will issue 47 million newly issued ordinary shares to us as consideration for the acquired assets. We will then distribute the Sina shares to our shareholders shortly after the closing. As a result of the termination of the mobile handset advertising business and the transaction with Sina, these lines of businesses have been accounted as discontinued operations in accordance with US. GAAP in our financial statements.

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
          For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB6.8225, which was the prevailing rate on December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
          The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8087
2007	7.6072	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
December	6.8225	6.8539	6.8842	6.8225
2009 (through June 19)	6.8360	6.8322	6.8470	6.8176
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 19)	6.8360	6.8336	6.8371	6.8264

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
Discontinuation of certain of our business units in 2008 and the proposed sale of substantially all of the assets of our out-of-home advertising networks to Sina makes it difficult to evaluate our business as it is currently operated.
          In 2008, we terminated our mobile handset advertising business due to changes in market conditions and the regulatory environment. Furthermore, in December 2008, we entered into a definitive agreement with Sina to sell substantially all of the assets of our digital out-of-home advertising networks, including the LCD display network (including our outdoor LED network), poster frame network and our in-store networks (excluding CGEN), to Sina. As a result of these transactions, these business units have been accounted for as discontinued operations in accordance with US. GAAP in our financial statements. Accordingly, it may be difficult for you to evaluate our business as it is currently accounted for and operated.
We may not be able to complete the sale of substantially all of the assets of our out-of-home advertising networks to Sina due to regulatory or other reasons.
          In December 2008, we entered into a definitive agreement with Sina to sell substantially all of the assets of our digital out-of-home advertising networks, including the LCD display network (including our outdoor LED network), poster frame network and certain in-store networks, to Sina. The transaction is subject to customary closing conditions and certain regulatory approvals. If we are unable to satisfy any of the closing conditions or do not receive any of the relevant regulatory approvals, it is possible that the transaction will not be completed.

Our transaction with Sina is conditioned upon receiving anti-trust approval from MOFCOM under the Anti-Monopoly Law. At the date of this annual report, we have not received MOFCOM’s approval for our anti-trust application, and we cannot predict the outcome of our anti-trust application.
Some of our business operations have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
          Since January 2007, we added a movie theater and traditional billboard advertising network and an Internet advertising services network to our business. Accordingly, we have a limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our Internet advertising services as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects.
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
          In 2008, due to the global economic downturn, growth in consumer spending in China slowed which resulted in a corresponding slowdown in advertising spending growth. If economic conditions worsen or fail to improve, our revenues, net income and results of operations could be materially adversely affected.
Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.
          Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending and corresponding advertising trends in China. In addition, advertising spending generally tends to decrease during January and February each year due to the Chinese Lunar New Year holiday. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors that are likely to cause our operating results to fluctuate, such as the seasonality of advertising spending in China, the effect of the global economic downturn on spending in China, a further deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, are discussed elsewhere in this annual report. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.
Our failure to maintain existing relationships or obtain new relationships with businesses that allow us to place our LCD flat-panel displays and advertising poster frames in their buildings and other commercial locations and to lease outdoor traditional and LED digital billboards placed in desirable locations would harm our business and prospects.
          Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of LCD flat-panel displays placed in desirable building, commercial and store locations, of advertising poster frames (including digital poster frames) placed in residential complexes, and to secure desirable locations of large outdoor traditional and LED digital billboards, throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable traditional and LED digital billboard locations for our outdoor traditional and LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and billboards. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from three to five years and two to three years, respectively, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of traditional and LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.
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
If we are unable to obtain or retain desirable placement locations for our flat-panel displays, advertising poster frames and outdoor traditional and LED billboards on commercially advantageous terms or if the supply of desirable locations diminishes or ceases to expand, we could have difficulty in maintaining or expanding our network, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
          Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. In 2006, our location costs accounted for 66.2% of our cost of revenues and 24.3% of our total revenues, respectively. For 2007, our location costs accounted for 40.9% of our cost of revenues and 20.0% of our total revenues, respectively. In 2008, our out-of-home advertising network, excluding the traditional billboard network and movie theater advertising network, was accounted for as a discontinued operation due to our entering into an agreement with Sina to sell substantially all the assets of this network. Our location costs for discontinued operations in 2008 consisted of 61.0% of our cost of revenues for discontinued operations. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and traditional and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
          In addition, in more developed cities, it may be difficult to increase the number of desirable locations in our network because most such locations have already been occupied either by us or by our competitors, or in the case of outdoor traditional and LED billboards, because the placement of outdoor installments may be limited by municipal zoning and planning policies. In recently developing cities, the supply of desirable locations may be small and the pace of economic development and construction levels may not provide a steadily increasing supply of desirable commercial and residential locations. If, as a result of these possibilities, we are unable to increase the placement of our out-of-home television and poster frame advertising networks into commercial and residential locations that advertisers find desirable, we may be unable to expand our client base, sell advertising time slots and poster frame space on our network or increase the rates we charge for time slots and poster frame space, which could decrease the value of our network to advertisers.
If we are unable to attract advertisers to advertise on our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.
          The amounts of fees we can charge advertisers for time slots on our out-of-home television networks depend on the size and quality of our out-of-home television networks and the demand by advertisers for advertising time on our out-of-home television networks. Advertisers choose to advertise on our out-of-home television networks in part based on the size of the networks and the desirability of the locations where we have placed our flat-panel displays and where we lease traditional and LED digital billboards as well as the quality of the services we offer. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.
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
          Our integration of acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. For example, in 2008, we disposed of CGEN’s in-store advertising operations, and discontinued the operations of Focus Media Wireless, both of which were recent acquisitions. These two transactions resulted in impairments losses to our 2008 results of operations. Moreover, the integration of acquired entities into our operations have required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.

          The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our recent acquisitions and possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and advertising clients as a result of our integration of new businesses and new regulations governing cross-border investment by PRC residents. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.
There may be unknown risks inherent in the acquisitions we have made.
          Although we have conducted due diligence with respect to the major acquisitions we have undertaken and undertake, we may not be aware of all of the risks associated with the targets of such acquisitions we have made. Any discovery of adverse information concerning any company we have acquired since we acquired such entity could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.
Our strategic alliances and partnerships may not succeed or yield the benefits we anticipated, which could materially and adversely affect our business and results of operations.
          We have entered into strategic alliances and partnerships with other companies, including Yanhuang Health Media Limited and Dentsu Group, and we may continue to enter into additional alliances and partnerships in the future. However, we cannot assure you that these alliances and partnerships will succeed or result in the benefits we anticipated when we entered into them. For instance, under the terms of our alliance with Yanhuang Health Media, we transferred ownership and operation of the LCD flat-panel displays from the healthcare channel portion of our commercial location network to Yanhuang Health Media. Accordingly, we cannot control Yanhuang Health Media’s management and operation of the healthcare channel or ensure that they will be able to successfully attract advertising customers as we might were we in direct control of that channel. In 2008, we took an investment write-down of approximately US$0.4 million in connection with our investment in Yanhuang Health Media. If the strategic alliances and partnerships we have entered into, or may in the future enter into, do not succeed, our business and results of operations could be materially adversely affected.
Our entry into new types of advertising services through acquisitions may expose us to risks associated with operating in the telecommunications and Internet industries in China which could materially affect our financial condition or results of operation.
          In March 2007, we acquired Allyes, which operates an Internet advertising agency and service technology business. We also made a number of smaller acquisitions in the mobile handset and Internet advertising areas in 2007 and 2008. Our operation of the Internet advertising business subjects us to risks associated with operations in the Internet sector in China. These potential risks include:
•	failure to reach traditional advertisers and to take advantage of marketing networks through our existing business;

•	changes in operating policies or guidelines by mobile telecommunications operators applicable to all wireless value-added service providers using their platforms or which restrict content supplied by others to us;

•	if regulations change in the future, regulation of the telecommunications sector in China that could impose burdensome approval, licensing, technical or other requirements on value-added service providers such as advertising companies that sell advertising time on mobile telecommunications networks;

•	the performance and reliability of the Internet infrastructure; and

•	the continued growth of the Internet and e-commerce industries.
          Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It has been reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It has also been reported that the MII, together with other national authorities, is drafting new regulations governing the short messaging business, and that the new regulations are expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user. As a result of such regulatory changes and other market changes, we terminated our mobile handset advertising business in 2008.
One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.
          As of December 31, 2008, we covered approximately 40 out of the approximately 90 cities where we provide our commercial location network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media”, “Framedia” and other brand names and logos. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
We have a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
     We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Accordingly, our management assessed our effectiveness of internal control over financial reporting as of December 31, 2008 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (know as COSO).
     Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the material weakness we identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Largely as a result of a significant number of departures among our executive management and senior financial personnel and competing priorities within the Group, our control procedures to ensure that non-routine transactions and the implications of events subsequent to the balance sheet date (and the information relevant for accounting purposes) known to senior management are communicated timely to those charged with maintaining our books and records did not operate effectively. We have concluded that this deficiency constitutes a material weakness. Since its identification, we have taken, and are continuing to take, the following steps in order to remedy this material weakness: (1) improving internal communications protocols between executive management and accounting and finance personnel and (2) hiring additional accounting and finance personnel to compensate for the aforementioned departures.
     Nevertheless, we cannot assure you that these measures will be effective and that we will be able to resolve the material weakness in internal control over financial reporting in a timely and effective manner or that any significant material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.
Failure to manage our growth and operations could strain our management, operational and other resources and we may not be able to achieve anticipated levels of growth in the new networks and media platforms we operate, either of which could materially and adversely affect our business and growth potential.
          To manage our growth and operations, we must develop and improve our existing administrative and operational systems and, our financial and management controls and further expand, train and manage our work force. As we continue this effort, we may incur substantial costs and expend substantial resources in connection with any such expansion or to react to more challenging market conditions, due to, among other things, different technology standards, legal considerations and cultural differences. We may not be able to manage our current or future international operations effectively and efficiently or compete effectively in such markets. We cannot assure you that we will be able to efficiently or effectively manage the growth or changes in our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion or changes in operations may materially and adversely affect our business and future growth.
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
          The market for out-of-home advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media. Our success depends on the acceptance of our out-of-home advertising network by advertisers and their continuing interest in these mediums as components of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our advertising network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our networks or that our networks do not provide sufficient value as effective advertising mediums. Likewise, if consumers find some element of our networks, such as the audio feature of our commercial location, in-store, movie theater and outdoor traditional and LED billboard networks, to be disruptive or intrusive, commercial locations, stores and movie theaters may decide not to place our flat-panel displays in their properties or lease us time in movie theaters and advertisers may view our advertising network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our advertising network. If a substantial number of advertisers lose interest in advertising on our advertising network for these or other reasons, we will be unable to generate sufficient revenues and cash flow to operate our business, and our advertising service revenue, liquidity and results of operations could be negatively affected.
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
          Our future success depends in part upon our ability to enhance and integrate our existing Internet marketing services and technologies that we provide through Allyes and to introduce new, competitively priced services and technologies with features that meet evolving client requirements, all in a timely and cost-effective manner. A number of factors, including the following, could have a negative impact on the success of our services and technologies:
•	our failure to anticipate changes in clients’ requirements;

•	our competitors’ introduction of new services and technologies ahead of our new services and technologies, or their introduction of superior or less expensive services and technologies;

•	our failure to adapt to Internet advertising technology trends and evolving industry standards; and

•	delays or difficulties in technology integration, customization or development.
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
We depend on the leadership and services of Jason Nanchun Jiang, who is our founder, chairman, chief executive officer and one of our largest shareholders, and our business and growth prospects may be severely disrupted if we lose his services.
          Our future success is dependent upon the continued service of Jason Nanchun Jiang, our founder, chairman, chief executive officer and one of our largest shareholders. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and landlords and property managers of the locations in our network. We do not maintain key-man life insurance for Mr. Jiang. If he was unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement and noncompetition agreement, we may not be able to replace him easily or at all. As a result, our business and growth prospects may be severely disrupted if we lose his services.
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
          The market for out-of-home advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We also upgraded portions of our poster frame network with digital poster LCD displays. Allyes provides online advertising services to customers. Our movie theater network provides advertising time prior to movie screenings by leasing screen time. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
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
          As an out-of-home advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our out-of-home advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our out-of-home television advertising network each of them operates. In general, the advertisements shown on our out-of-home television advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our out-of-home television advertising networks. Outdoor advertisements must be registered with the local branch of the State Administration for Industry and Commerce, or SAIC, before dissemination, and advertising distributors are required to submit a registration application form and the content of the advertisement to the local SAIC and receive an advertising registration certificate from the local SAIC. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our out-of-home television advertising networks, poster frame network, movie theater or outdoor traditional or LED billboard network are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.

          In addition, we commenced operation of our outdoor LED billboard network in April 2006 and traditional billboard network in January 2007. The placement and installation of traditional and LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each traditional or LED billboard subject to a term of use for a period of time, which is typically no more than two years for traditional billboards and no more than four years for LED billboards. If the existing traditional or LED billboards placed by our location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of traditional or LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
          China has also enacted regulations governing telecommunication service providers and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet and telecommunications networks that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. If any of the content that we deliver through our Internet advertising network is found to violate Chinese laws and regulations, we could be subject to fines or suspensions.
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

          We are in the process of registering in China many of the trademarks used in our business. We cannot assure you that any of our trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.
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

          Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2007, we do not expect to be a PFIC for 2008, and we do not expect to become one in the future, although there can be no assurance in this regard. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2008 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Taxation — United States Federal Income Taxation”.
There may be significant United States federal income tax consequences to you if we are able to complete the sale of substantially all of our assets of our out-of-home advertising networks to Sina.
          Under our current structure, we expect that the distribution of Sina shares following the completion of the sale of substantially all of our assets of our out-of-home advertising networks to Sina (the “Sina Sale”) will be taxable as a dividend to United States Holders (as defined under “Additional Information—Taxation—United States Federal Income Taxation”) of our ordinary shares or ADSs. We believe that dividends paid on our ADS, but not our ordinary shares, are currently eligible for reduced rates of taxation.
          In connection with the Sina Sale, we may elect to be treated as a partnership for United States federal income tax purposes. Such an election would generally be treated as if we had liquidated for United States federal income tax purposes and the Sina shares would be treated as having been distributed as part of such deemed liquidation. Accordingly, the distribution of Sina shares would not be taxable as a dividend to United States Holders. Instead, a United States Holder would generally be treated as if such holder had exchanged its ordinary shares or ADSs for the proportionate share of our assets represented by such ordinary share or ADS, including the Sina shares distributed. As result of such deemed exchange, a United States Holder would generally recognize gain or loss equal to the difference, if any, between the fair market value of the property deemed received in the liquidation (including the Sina shares) and such United States Holder’s adjusted tax basis in its ordinary shares or ADSs.
          Following any such election, we expect that United States Holders of our ordinary shares or ADSs will be treated as partners in a partnership for United States federal income tax purpose. The United States federal income tax treatment of partners of a partnership is complex. In general, a partnership is not itself subject to United States federal income tax. Rather, each taxable year the partnership reports to each of its partners such partner’s allocable share of the partnership’s income, gain, loss and deductions for such taxable year. Each partner is required to report and take its allocable share of such items into account when determining its United States federal income tax liability. Prior to the consummation of the Sina Sale, we will provide additional information regarding the United States federal income tax considerations of the Sina Sale and distribution of Sina shares. See “Additional Information—Taxation—United States Federal Income Taxation.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
          Substantially all of our operations are or will be conducted through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations any earlier than two or three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE, operating subsidiaries, are currently ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licences too. As such, our advertising businesses are currently primarily provided through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates. These PRC operating affiliates include (i) Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks, (ii) a group of PRC companies, including Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, with regard to our poster frame network which operate the business of Framedia, and which we refer to as the Framedia operating affiliates, (iii) a group of PRC companies with regard to our online advertising agency business which operate the business of Allyes, and which we refer to as the Allyes operating affiliates, (iv) three PRC companies, including Shanghai Ruili Advertisement Co., Shanghai Xinnuo Advertisement Co. and Shanghai Chuanzhi Advertisement Co., and which we refer to as the Huaguang operating affiliates, and another group of PRC companies, referred to as the Tuojia operating affiliates, that operate our traditional billboard network, and (v) a group of PRC operating affiliates, referred to as Yangshi Sanwei operating affiliates, that operate our movie theatre advertising network. The PRC restriction on foreign investment in advertising industry, however, does not apply to wholly foreign owned subsidiaries established in China, or WFOEs, and WFOEs may establish PRC subsidiaries to operate advertising business directly in China. Accordingly, a portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates, which we control through contractual relationships are owned by either (i) one or more PRC citizens designated by us, (ii) one or more PRC entities owned by our subsidiaries or by our designated appointees or (iii) a combination of PRC citizens and PRC entities owned by our subsidiaries designated by us or our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates and their respective subsidiaries directly operate our advertising network. While our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licences, we have been using and are expected to continue to use PRC operating affiliates and their subsidiaries to operate a significant portion of our advertising business for the foreseeable future. We have entered into contractual arrangements with PRC operating affiliates and their respective subsidiaries, pursuant to which we, through our PRC operating subsidiaries or non-PRC subsidiaries, provide technical support and consulting services to our PRC operating affiliates and their subsidiaries. In addition, we have entered into agreements with our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
          Jason Jiang, who is one of the shareholders of a number of the PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed procedures to take on citizenship of another jurisdiction in the second quarter of 2009. Based on enquiries and discussions with the relevant PRC regulatory authorities, we have been informed that Jason Jiang’s change in citizenship does not change the status and nature related to our PRC operating affiliates and we believe such change will not have any material adverse effect on our business operations.
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
We use contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for a significant portion of our China operations, which may not be as effective in providing operational control as direct ownership.
          We have in the past used, and will continue in the future to use, contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders to operate a significant portion of our advertising business. For a description of these contractual arrangements, see the sections titled “Organizational Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”. These contractual arrangements may not be as effective in providing us with control over our PRC operating affiliates and their subsidiaries as direct ownership. If we had direct ownership of our PRC operating affiliates and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if any PRC citizen designated by us as the shareholder were to refuse to transfer his equity interest in any of our PRC operating affiliates to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if the PRC shareholder were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against our PRC operating affiliates if they do not perform their obligations under its contracts with us or if any of the PRC citizens who hold the equity interest in our PRC operating affiliates do not cooperate with any such actions.
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
          Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Item 5. Operating and Financial Review and Prospects — Taxation” for a discussion of the transactions referred to above. A finding by the PRC tax authorities that any of our PRC operating subsidiaries or affiliated entities are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.
          We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
          We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our PRC operating affiliates and their respective subsidiaries in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2008, the amount of these restricted portions was approximately $698.8 million. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
Our business operations may be affected by legislative or regulatory changes.
          There are no existing PRC laws or regulations that specifically define or regulate out-of-home television. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising, our business licenses or otherwise affecting our business in China may materially and adversely affect our business prospects and results of operations. An example of regulatory changes that affected our business was the introduction of “anti-spam” rules governing the sending of SMS messages without a user’s consent. These changes in rules governing wireless services contributed to a market environment that eventually contributed to our decision to terminate our mobile handset advertising network in April and December 2008.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliates.
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
          We may also determine to finance our PRC foreign invested enterprises by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because our

PRC operating affiliates and their respective subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Business Overview — Regulatory Matters” of Item 4. “Information on the Company” of this annual report. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC operating affiliates or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
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
          The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. Moreover, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
          The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.
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
A PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.
          On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, requires that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of a PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Global Law Offices, advised us that the CSRC approval was not required for the listing of our ADSs on Nasdaq Global Market and subsequent offerings. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was, or will be, required for future offerings of our ADSs on Nasdaq Global Market, and we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from any offering of our ADSs into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
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
          Because our earnings and cash and cash equivalent assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of March 31, 2009, the Renminbi had appreciated approximately 17.4% against the U.S. dollar since July 21, 2005. On March 31, 2008, the Renminbi was valued against the U.S. dollar at approximately RMB6.8240 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
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
Any future outbreak of severe acute respiratory syndrome, avian flu or swine flu in China, or similar adverse public health developments, may severely disrupt our business and operations.
          From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and has spread to other countries. Cases of swine flu have been reported in Hong Kong and mainland China. A new outbreak of SARS or an outbreak of avian or swine flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our out-of-home television and poster frame advertising services. Any recurrence of the SARS outbreak, an outbreak of avian or swine flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our out-of-home television and poster frame advertising networks to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations.
Risks Relating to Our ADSs and Our Trading Markets
The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
          The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from a low of $4.84 to a high of $65.88 per ADS and the last reported sale price on June 29, 2009 was $7.91. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
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
We have in the past failed to comply with Nasdaq Listing Rules, including the timely filing of our annual report and maintaining a majority of independent directors on our board of directors.
          Our failure to timely file our 2006 annual report on Form 20-F subjected us to delisting review by the Nasdaq Listing Qualifications Panel. In addition, in the past we previously failed to maintain a majority of independent directors on our board of directors, which put us out of compliance with Nasdaq Listing Rule 5605. See “Management”. On October 4, 2007, we received a letter from Nasdaq Listing Qualifications notifying us that we had regained compliance with all Nasdaq listing qualifications by filing our annual report for 2006.
          Our historical failure to comply with Nasdaq Listing Rules has on one occasion subjected us to delisting review. If for any reason we fail to maintain compliance with Nasdaq Listing Rules in the future, we could be subject to additional delisting procedures and sanctions, which could affect our reputation and the market value of our securities, and could result in shareholder litigation, which may divert the attention of our management and force us to expend resources to defend against such claims. Any litigation may have a material and adverse effect on our business and future results of operations.
A significant percentage of our outstanding ordinary shares is beneficially owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer, and as a result, he may have significantly greater influence on us and our corporate actions by nature of the size of his shareholdings relative to our public shareholders; in addition Charles Chao, one of our directors, is president and chief executive officer of Sina, and his interests as our director may conflict with his interests as an officer of Sina.
          Jason Nanchun Jiang beneficially owns approximately 10.17% of our outstanding ordinary shares. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also one of two shareholders of certain of our affiliated PRC entities with which we have contractual arrangements that are essential to our business. The continuing cooperation of these PRC affiliated entities, and their shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
          In addition, Charles Chao, who is one of our independent directors, is also president and chief executive officer of SINA Corporation, with which we have entered into an asset purchase agreement to sell a substantial all of the assets of our out-of-home digital networks. Accordingly, his interests as our director and his contractual and fiduciary obligations to us, may conflict with his interest as an executive officer of Sina. While Mr. Chao recused himself from all Focus Media board of director meetings, resolutions and votes relating to our entering into the asset purchase agreement, his interests as our director may differ from his interests as an executive officer of Sina.
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
          In addition, some actions require the approval of a supermajority of at least two thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve terms of three years each, which terms are not staggered. The length of these terms could present an additional obstacle against the taking of an action, such as a merger or other change of control, that could be in the interest of our shareholders.
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
          In January 2006, we acquired Infoachieve Limited which is also referred to as Framedia throughout this annual report, which operates a network of advertising poster frames placed primarily in elevators and public areas of residential complexes in China.
          In January 2006, we and certain of our shareholders completed a public offering and sale of 7,415,389 ADSs.
          In February 2006, we acquired Target Media, which operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Since the completion of the acquisition of Target Media, the legal entities of Target Media and its affiliates and subsidiaries have been dissolved and their operations have been integrated with our operations.
          In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report. In December 2008, we discontinued operations of our mobile handset advertising network, and this business is accounted for as a discontinued operation.
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
          During the fourth quarter of 2006, we completed the acquisition of Fengjing Advertisement. We signed a definitive term sheet to acquire 95% of Fengjing Advertisement Company (“Fengjing”) in July 2006 to further expand our outdoor LED network in Shanghai.

          In the first quarter of 2007, we acquired Homesky Investment Ltd., a British Virgin Islands company, which operates a traditional billboard network through its PRC affiliates,
          In March 2007, we completed the acquisition of Allyes Information Technology Company Limited, or Allyes, a Cayman Islands company, which operates an Internet advertising marketing agency and technology services company through its PRC affiliated entities.
          In June 2007, we acquired Hua Kuang Advertising Company Limited, a Hong Kong company, and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates.
          On November 13, 2007, we and certain of our shareholders, primarily consisting of the former shareholders of Framedia, Dotad and Allyes, completed a public offering and sale of 13,720,873 ADSs, representing 68,604,365 ordinary shares.
          On January 2, 2008, we completed the acquisition of CGEN Digital Media Company Limited, or CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former CGEN shareholders and the former CGEN shareholders delivered 100% of the equity interest in CGEN to us. In December 2008, we disposed of CGEN, and no longer receive revenues from this business.
          On March 20, 2008, our executive chairman Jason Jiang purchased 100,000 Focus Media ADSs at an average price of USD 34.19 per ADS in the open market.
          On December 22, 2008, we announced the sale to Sina of substantially all of the assets of our out-of-home digital networks, including our LCD display networks (including our outdoor LED network), poster frame networks and in-store networks (excluding CGEN). These lines of businesses, as well as our mobile handset advertising business, which was discontinued in 2008, have been accounted for as discontinued operations in accordance with U.S. GAAP in our audited financial statements.
          For a description of our principal capital expenditures and divestitures, see “Acquisitions” and “Capital Expenditure” in “Item 5. Operating and Financial Review and Prospects—Acquisitions” and “—B. Liquidity and Capital Resources—Capital Expenditures”.
B. Business Overview
          We are China’s leading multi-platform digital media company, operate the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of LCD flat-panel television displays in our network, and also are a leading provider of Internet marketing solutions in China.
          Our Digital Out-of-home Advertising Network which focuses on providing out-of-home advertising through LCD flat-panel televisions displays, traditional and LED billboards, movie screens, and poster and digital frames, includes our commercial location network, in-store network and poster frame network. On December 22, 2008, we entered into an asset purchase agreement with Sina, pursuant to which we agreed to sell substantially all of the assets of our LCD display network, our outdoor LED network, our poster frame network and certain portions of our in-store network. We continue to operate those assets and will continue to operate them until the transaction closes. The transaction remains subject to various customary closing conditions and regulatory approvals. Upon the completion of the asset sale, our commercial location network will consist of our movie theater network and certain traditional billboards. The following is a summary description of the networks comprising our out-of-home advertising network:
•	our commercial location network, consisting of:
•	our LCD display network —,which refers to our network of flat-panel television displays placed in high-traffic areas of commercial and public buildings marketed to advertisers as a network or as seven separate channels targeting different types of consumers—our premier A and B office building channels, travel, fashion, elite and IT mall channels;

•	our outdoor LED billboard network, which refers to our network of leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in Shanghai and Beijing;

•	our traditional billboard network, which refers to our network of large outdoor poster billboards installed on street-sides in major shopping districts and other locations with heavy pedestrian traffic in Shanghai, Beijing, Guangzhou, Shenzhen and other cities in China; and

•	our movie theater advertising network, which refers to our right to sell advertising time on movie screens for the three minutes prior to movie screenings at movie theaters in China; and
•	our in-store network, which refers to our network of flat-panel television displays placed in specific product areas inside stores with high-traffic concentrations such as selected consumer product sections, the main aisles and check-out lines in large-scale chain retail stores, or hypermarkets, as well as inside selected supermarkets and convenience stores; the CGEN portion of our in-store network substantially ceased operations as of December 2008;

•	our poster frame network, which refers to our network of traditional and digital advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia; and
          Our Internet Advertising Services Network, which refers to our Internet advertising agency and advertising services technology, including performance-based software suites.
          Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2008, we operated our commercial location network directly in over 50 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2008, we covered approximately 40 additional cities through contractual arrangements with regional distributors. Between January 1, 2007 and December 31, 2008, the number of displays in our commercial location network increased from 112,298 to 128,033. As of December 31, 2008, our outdoor LED billboard network consisted of approximately 260 leased 5’ x 5’ digital billboards placed along curbsides in high-pedestrian traffic areas in Shanghai and Beijing and one 1,500 square foot digital LED billboard operated on a boat navigating roundtrip along the bund area in Shanghai. In the first quarter of 2009, we suspended operation of a significant portion of our outdoor LED billboard network in Shanghai due to new government regulations governing the use of curbside billboards. For the same reason, we suspended operation of the LED billboard aboard the boat. As of December 31, 2008, we had approximately 540 traditional billboards in prime commercial and shopping areas and along national and provincial highways. In addition, as of the same date, the installed base of our hypermarkets network was 984 stores. Our in-store network also covered 319 supermarkets and 1,972 convenience stores as of December 31, 2008. The number of displays installed in our in-store network was 42,824 as of December 31, 2008. The total number of non-digital frames available for sale on our poster frame network was 324,364 as of December 31, 2008, including digital frames, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.
          The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
			September	December			September	December
	March 31,	June 30,	30,	31,	March 31,	June 30,	30,	31,
	2007	2007	2007	2007	2008	2008	2008	2008
Commercial location network:(1)
Number of displays:
Our direct cities	83,256	85,010	90,375	107,533	114,426	117,440	114,300	122,597
Our regional distributors(2)	4,010	4,677	5,023	4,765	4,814	5,700	5,831	5,436

Total	87,296	89,687	95,398	112,298	119,240	123,140	120,131	128,033

In-store network:(3)
Number of displays in our in-store network	40,736	41,322	43,315	49,452	61,420	58,493	56,614	42,824

Number of stores in our in-store network	3,935	3,995	4,041	4,063	3,874	3,609	3,479	3,275

	For and as of the three months ended
			September	December			September	December
	March 31,	June 30,	30,	31,	March 31,	June 30,	30,	31,
	2007	2007	2007	2007	2008	2008	2008	2008
Poster Frame Network:
Number of frames installed in our poster frame network (4)	124,542	161,435	170,605	190,468	246,920	275,985	303,359	324,364

(1)	Includes operating data for discontinued operations.

(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(3)	Following our entering into the asset purchase agreement with SINA in December 2008, our in-store network (excluding CGEN) is accounted as a discontinued operation.

(4)	Includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
Our Network
          Our network includes:
•	our digital out-of-home advertising network , including our commercial location network (LCD display, outdoor LED billboard, traditional billboard network and movie theater advertising networks), in-store network and poster frame network; and

•	our Internet advertising services network.
Digital Out-of-home Advertising Networks
Commercial Location Network
          LCD display network . The majority of displays on our LCD display network are currently placed in heavy-traffic areas of commercial office buildings. The locations in our LCD display network also include shopping malls, banks and hotels as well as more specialized locations such as hospitals, beauty parlors and golf country clubs. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2008, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 128,033 flat-panel displays placed in over 90 cities throughout China. We operate our LCD display network directly in approximately 50 cities and indirectly through contractual arrangements with regional distributors in approximately 40 additional cities. We have established joint ventures in several cities outside of mainland China, including Hong Kong, Taipei and Singapore through contracts with local operators which operate local commercial location networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
          As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of December 31, 2008, we had established seven such stand-alone channels that are marketed as separate focused channels of our LCD display network: our premier office building A and B, travel, fashion, elite and IT mall channels. Starting in January 2008, operation of our former healthcare channel has been carried out through a strategic investment in Yanhuang Health Media Limited, or Yanhuang Health Media. We transferred ownership of our installed healthcare channel base of approximately 2,461 LCD screens in 31 cities in China to Yanhuang Health Media in exchange for a 20% equity interest in Yanhuang Health Media. In 2008, we took an investment loss of approximately US0.4 million in our investment in Yanhuang Health Media and wrote off our investment in that entity.

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
          Upon the completion of our asset sale transaction with Sina, we will no longer operate this portion of our network and it is accounted for as a discontinued operation.
          Outdoor LED billboard network. In April 2006, we commenced operations of an outdoor LED billboard network consisting of 5’ x 5’ LED digital billboards that are installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in Shanghai. Full-color audiovisual commercials are displayed on the digital billboards in a repeating six-minute cycle. The commercials displayed on the LED billboards are highly visible even during bright daylight. As of December 31, 2008, the number of the LED billboards in our street-side outdoor LED billboard network in prime commercial and shopping areas reached approximately 260. We market this part of our network under the name “iStreet Network”. In the first quarter of 2009, we suspended operation of a significant portion of our outdoor LED billboard network in Shanghai due to new government regulations governing the use of curbside billboards. For the same reason, we suspended operation of the LED billboard aboard the boat. Upon the completion of our asset sale transaction with Sina, we will no longer operate this portion of our network and it is accounted for as a discontinued operation.
          Traditional billboard network. We operate traditional outdoor poster billboards of approximately 200m2 to 300m2 in size that are in installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in Beijing, Shanghai, Guangzhou and most tier 2 cities. We also operate traditional poster billboards of 18 meters by 6 meters by the roadsides of national and provincial highways. As of December 31, 2008, we had approximately 540 traditional poster billboards in prime commercial and shopping areas and along national and provincial highways.
          Movie theater advertising network . We operate our movie theater advertising network by selling leased screen time as time slots to advertisers. We have the right to three minutes of screen time prior to the screening of each movie shown in the theater. As of December 31, 2008, we had rights to lease advertising time on screens in 27,164 movie theaters in cities across China.
In-store Network
          As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2008, we had placed 42,824 flat-panel displays in 984 hypermarkets, 319 supermarkets and 1,972 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, household, kitchen and bathroom products, and household appliances. Upon the completion of our asset sale transaction with Sina, we will no longer operate our in-store network (excluding CGEN) and it is accounted for as a discontinued operation.
          In January 2008, we completed the acquisition of CGEN. In December 2008, we disposed of the CGEN operations. Accordingly, the CGEN portion of our in-store network has ceased operations and we no longer derive material revenues from this operation.
Poster Frame Network
          We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame basis for periods of two weeks or longer. As of December 31, 2008, we had installed 324,364 poster frames including 34,195 digital poster frames in cities throughout China. Our digital frames use high-resolution LCD displays with integrated sound, all-angle viewing and remote control technologies. We believe the new media format provides a more effective advertising media to our advertising customers.
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
Internet Advertising Services Network
          In March 2007, we completed the acquisition of 100% of the equity interests in Allyes. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes. Allyes is a leading Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by independent commercial websites and ad agencies in China. Based on the significant number of Internet advertising campaigns it has executed since its inception in 2000, its widely-used Internet application software and its unique tracking technology, Allyes has accumulated a large database of Internet viewers, segmented based on individual behavior. Allyes initiated the performance-based online advertising model in China. Its advertising network, ‘SmartTrade’, allows advertisers to pay by CPA (cost-per-action), and directly links advertising cost with performance. SmartTrade has integrated advertising resources from over 5,000 popular websites, making it one of the largest performance-based online advertising networks in China.
          Our Internet advertising services network uses proprietary software applications to provide online ad publishing, creative production, tracking, targeting, and performance analysis. We also provide performance-based online advertising services providing advertisers with pay by CPA (cost-per-action), directly link advertising cost with performance. Our Internet advertising services network has integrated advertising resources from over 5,000 popular websites, making it the largest performance-based online advertising network in China.
Advertising Clients, Sales and Marketing
          Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. Our advertising clients include leading international and domestic brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), Loreal China, P&G China, Meng Niu Diary and Chrysler China, which together accounted for approximately 8% of our aggregate revenue for continuing and discontinued operations in 2008.

          No single advertising client accounted for more than 4% of our revenues in 2008. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
          Sales. We employ an experienced advertising sales force in each city in which we operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our advertising networks as marketing channels, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily magazines and Internet websites. We maintain separate sales teams for our poster frame network and our Internet advertising services network. We have begun engaging in limited cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.
          Advertising Contracts. We offer advertisers five-, fifteen- or thirty-second time slots on our out-of-home television advertising networks, including our commercial location, in-store, outdoor LED and movie theater advertising networks. For our commercial location network, our standard advertising package includes a time slot on our entire network or a particular channel in each city in which the advertiser wishes to display the advertisement. For our traditional billboard network, we provide billboard space on a monthly basis. For our movie theater advertising network, time slots are sold on a regional or entire network basis. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
          Advertising contracts for our in-store network, outdoor LED network and movie theater advertising network are substantially similar to those used for our LCD flat-panel display network. Advertising clients generally purchase time slots on our in-store network on a chain-by-chain basis, while time slots on the outdoor LED network cover the entire network and contracts on our movie theater advertising network are done on a regional or entire network basis.
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
          Our display placement agreements have initial terms ranging anywhere from one to ten years. As of December 31, 2008, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel displays.
          We enter into similar frame and billboard placement agreements for the deployment of our advertising poster frames in elevators and public areas of residential complexes and commercial buildings and for traditional outdoor billboards. The majority of our frame placement agreements have terms of two to three years, and contain exclusivity and best offer renewal rights.
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
Competition
          We compete with other advertising companies in China including companies that operate out-of-home or telecommunications-based advertising media networks, such as JCDecaux, ClearMedia and SearchMedia. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.

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
•	The Catalogue for Guiding Foreign Investment in Industry (2007); and

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2008).
          These regulations require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but such foreign investors are also required to have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business. In the event we are able to qualify to acquire the equity interest of our PRC operating affiliates under the rules allowing complete foreign ownership, our PRC operating subsidiaries would continue to exist as the holders of the required advertising licenses consistent with current regulatory requirements.
          Since we have not been involved in advertising outside of China for the required number of years, our WFOE operating subsidiaries, which are directly owned by non-PRC subsidiaries of ours, are currently ineligible to apply for the required advertising services licenses in China. Our non-PRC subsidiaries are ineligible to apply for such required licences too. As such, our advertising business is currently provided primarily through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including (i) Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks, (ii) the Framedia operating affiliates with regard to our poster frame network, (iii) the Allyes operating affiliates with regard to our Internet advertising services, (iv) the Huaguang operating affiliates and the Tuojia operating affiliates with regard to our traditional billboard network, and (v) the Yangshi Sanwei operating affiliates with regard to our movie theatre advertising network. A portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates are owned or controlled by either (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating subsidiaries and some of our non-PRC subsidiaries have entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:
•	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

•	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries will be transferred to us; and

•	we have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates and all or part of the equity interests in our PRC operating affiliates’ subsidiaries that are owned by our PRC operating affiliates or its nominee holders, as well as all or a part of the assets of our PRC operating affiliates, in each case when and to the extent permitted by PRC law.
          See “Item 4.C Information on the Company—Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.
          Current PRC regulations, however, do not treat an indirect PRC subsidiary of a foreign entity as a “foreign invested enterprise” where such PRC subsidiary is owned directly by a PRC entity. As such, our indirect PRC operating subsidiaries which are directly owned by our WFOE operating subsidiaries are not subject to the restrictions on foreign investment in advertising industry and are eligible to apply for the required licenses for providing advertising services in China. Several of our indirect PRC operating subsidiaries, including New Focus Media Advertisement, New Focus Media Agency and Focus Media Defeng Advertisement, have obtained such licences and a portion of our commercial location network advertising business is carried out through such indirect PRC operating subsidiaries.
          In the opinion of Global Law Office, our PRC legal counsel,
•	the respective ownership structures of our PRC operating subsidiaries and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among our PRC operating subsidiaries and their respective PRC affiliates, subsidiaries and PRC shareholders of their PRC affiliates, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of our PRC operating subsidiaries and their respective affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
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

          These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries have obtained, or in the case of some of our new directly-operated cities, are in the process of obtaining such a business license from the local branches of the SAIC as required by the existing PRC regulations. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content, although it is possible that one or more of our regional distributors may not be in compliance with all PRC regulations at all times. To our knowledge, all of our regional distributors have received, or are in the process of obtaining, the licenses required to operate an advertising business. If we learn that any of our regional distributors are not in compliance with applicable terms and regulations we notify such regional distributors of the need to complete any necessary procedures and to report any developments to us. If a regional distributor fails to complete the steps necessary to receive the required licenses, we will take steps to terminate the contract with such regional distributor. See “Item 3.D Key Information—Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.
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
          In additional to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on May 22, 2006, which governs the outdoor advertising industry in China.
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
          The placement and installation of LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED billboard, which may be subject to a term of use that is governed by local outdoor advertising regulations and varies accordingly. We use Beijing and Shanghai, which are our major operation locations, as examples. In Beijing, the maximum length of such term of use for a LED billboard is of four years while it is of six years in Shanghai. If the existing LED billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
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

          In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In 2008, we terminated our mobile handset advertising business and it is accounted for as a discontinued operation. In the first quarter of 2007, we acquired Homesky Investment Ltd., which operates a traditional billboard network through its PRC affiliates. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes. In June 2007, we acquired Hua Kuang Advertising Company Limited and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China. On December 9, 2008, we announced the disposition of our CGEN in-store advertising network. Subsequently, on December 22, 2008, we announced the sale to Sina of substantially all of the assets of our out-of-home digital networks, including our LCD display networks (including our outdoor LED network), poster frame networks and in-store networks (excluding CGEN), and these lines of businesses are now accounted as discontinued operations in accordance with U.S. GAAP in our audited financial statements.
Our Corporate Structure and Contractual Arrangements
          Substantially all of our operations are conducted in China as follows:
•	with regard to the operation of our commercial location and in-store network, through Focus Media Technology, our indirect wholly-owned subsidiaries in China, Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, all of which are 90%-owned subsidiaries of Focus Media Digital, and through our contractual arrangements with several of our consolidated affiliated entities in China, including Focus Media Advertisement, and its subsidiaries (Focus Media Advertisement owns the remaining 10% equity interest in Focus Media Digital and, through Focus Media Digital, the remaining 10% equity of New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement);

•	with regard to the operation of our poster frame network, through Framedia Advertisement and New Structure Advertisement, each of which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively;

•	with regard to the operation of the Internet advertising marketing agency business of Allyes, through New Allyes Information Technology Co., Ltd., our indirectly wholly-owned subsidiary in China, and through our contractual arrangements with a group of PRC operating companies, which we refer to as the Allyes operating affiliates, each of which is owned by PRC citizens and entities;

•	with regard to our outdoor traditional billboard network, through our contractual arrangements with the Huaguang operating affiliates and Tuojia operating affiliates; and

•	with regard to our movie theater advertising network, through our contractual arrangements with the Yangshi Sanwei operating affiliates.
          Our PRC operating subsidiaries and their respective affiliated entities and shareholders have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, Focus Media Advertisement and its shareholders and subsidiaries. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Our Wholly Foreign-Owned Enterprises, PRC Operating Affiliates and Their Respective Shareholders”.
          In 2008, due to reorganizations of our operations, we discontinued our mobile handset advertising operations and the portion of our in-store operations operated by CGEN. In addition, in December 2008, we entered into an asset sale agreement with Sina, pursuant to which we agreed to sell to Sina a substantial portion of the assets of our out-of-home digital networks, including our LCD display networks, outdoor LED networks, poster frame networks and in-store networks (excluding CGEN). We will continue to operate the assets we agreed to sell to Sina until the closing of that transaction, although those operations are accounted for as discontinued operations. Accordingly, to provide a clear picture of our operations before and after these transactions, the following two diagrams set forth our organization structure:
(i)	as we operated our business prior to the completion of the sale of the assets to be sold to Sina; and

(ii)	as our operations will be conducted after completion of the sale of assets to be sold to Sina.
          Each diagram includes the primary businesses and entities involved in the operation of those the relevant businesses, and excludes dormant entities (such as Focus Media Wireless and CGEN), which aside from holding existing contracts, no longer conduct any operations.

          Our organizational structure prior to the completion of the sale of assets to Sina:

Focus Media Holding Limited
("Focus Media Holding")
(Cayman Islands)
(2)
Outside China
100%
Allyes Information Technology Company Limited
(Cayman Islands)
100%
100%
100%
Focus Media (China) Holding Ltd.
("Focus Media Hong Kong")
(Hong Kong)
Infoachieve Limited
("Infroachieve")
(British Virgin Islands)
Allyes (China) Holding Company Limited
(Hong Kong)
100%
100%
100%
Focus Media
Wholly Foreign Owned
Subsidiaries
Shanghai Framedia Investment
Consulting Co. Ltd.
("Shanghai Framedia")
New Allyes Information Technology
(Shanghai) Co., Ltd.
("New Allyes Technology")
Inside China
(2)(3)
PRC Shareholders( )
PRC Shareholders( )
(1)
(2)
(2)(3)
PRC Shareholders( )
85%
15%
90%
10%
50%
50%
Shanghai Focus Media
Advertisement Co. Ltd.
("Focus Media Advertisement")
(2)(3)
Framedia Affiliates(6)
Allyes Operating Affiliates(7)
60-99%
100%
Other PRC Subsidiaries(2)
Other PRC Subsidiaries
Digital Out-of-Home Advertising Network Operatings(8)
Online Advertising
equity ownership
control agreements

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates and their respective subsidiaries.

(3)	Agreements that transfer a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries to us, as described in “Related Party Transactions”.

(4)	Each of our PRC operating affiliates is owned by PRC shareholders consisting of either (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees.

(5)	The wholly-owned entities relating to our out-of-home television network operations include New Focus Media Technology, Focus Media Technology, Focus Media Digital and New Focus Media Digital. These consist of subsidiaries of Focus Media Advertisement, which holds between 50% and 100% of the subsidiaries, with the remaining minority interest held by Jimmy Wei Yu, Focus Media Advertising Agency or unrelated third parties.

(6)	The PRC operating affiliates engaged in the operating of our poster frame network include: New Structure Advertisement and Framedia Advertisement.

(7)	The Allyes operating affiliates engaged in the operation of our online advertising agency business consist of a group of different companies under our control.
          Our organizational structure immediately following the completion of the sale of assets to Sina is expected to be as follows:

(1)	Agreements that give us effective control over our PRC operating affiliates and their respective subsidiaries.

(2)	Allyes PRC operating affiliates are owned by PRC shareholders, which are either (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees.

(3)	The Allyes operating affiliates engaged in the operation of our online advertising agency business consist of a group of different companies under our control.

(4)	The Huaguang operating affiliates are owned by PRC citizens designated by us.

(5)	The Huaguang operating affiliates include Shanghai Ruili Advertisement Co., Shanghai Xinnuo Advertisement Co. and Shanghai Chuanzhi Advertisement Co.

(6)	The Tuojia operating affiliates are owned by PRC citizens or entities designated by us.

(7)	The Tuojia operating affiliates include Beijing Tuojia Chengyuan Advertisement Co. and Shanghai Qianzhong Advertisement Co., Ltd.

(8)	Each of the Yangshi Sanwei operating affiliates is 70% owned by us via a designated PRC entity and 30% owned by one or two unrelated third parties.

(9)	The Yangshi Sanwei operating affiliates include Beijing Yangshi Sanwei Advertisement Co. and Shanghai Zhenhao Advertisement Co., Ltd.
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
          Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our advertising business is currently provided primarily through contractual arrangements with our consolidated affiliated entities in China, including (i) Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks, (ii) the Framedia operating affiliates with regard to our poster frame network, (iii) the Allyes operating affiliates with regard to our Internet advertising services, (iv) the Huaguang operating affiliates and the Tuojia operating affiliates with regard to our traditional billboard network, and (v) the Yangshi Sanwei operating affiliates with regard to our movie theatre advertising network, and each of their respective shareholders. A portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by our indirect PRC operating subsidiaries and our PRC operating affiliates which are currently owned or controlled by (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China.
          While our indirect PRC operating subsidiaries are eligible for the required licences for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we use our PRC operating affiliates to operate a significant portion of our advertising business until we acquire them as our wholly-owned subsidiaries. Our PRC operating subsidiaries and some of our non-PRC subsidiaries have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:
•	we are able to exert effective control over our PRC operating affiliates;

•	a substantial portion of the economic benefits of our PRC operating affiliates will be transferred to us; and

•	each of our PRC operating subsidiaries or non-PRC subsidiaries or their respective designees has an exclusive option to purchase all or part of the equity interests in our PRC affiliated entities or their respective nominee holders, or, in some cases, all or part of the assets of our PRC affiliated entities, in each case when and to the extent permitted by PRC law.
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
          In the opinion of Global Law Office, our PRC legal counsel:
•	the respective ownership structures of our PRC operating subsidiaries and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among our PRC operating subsidiaries and their respective PRC affiliates, subsidiaries and PRC shareholders of their PRC affiliates, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of our PRC operating subsidiaries and their respective affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
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
          We are increasingly taking steps to exert more direct control over our advertising operations and intend to rely less on contractual arrangements in the future. The steps we may take to achieve a greater degree of direct control over our operations could include (i) continuing to increase the portion of our business operations conducted through our indirect PRC subsidiaries rather than through contractual arrangements with our affiliates, (ii) exercising the call option under the contractual arrangements we and our subsidiaries have entered into with the shareholders of our PRC operating affiliates or (iii) transferring the equity interests held by the citizens who are shareholders of our PRC operating affiliates to (A) a foreign entity that is qualified under PRC regulations for 100% direct ownership an advertising business or (B) one of our indirect PRC subsidiaries.
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
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this annual report reflect our recent dispositions and have been prepared as if our current corporate structure had been in place throughout the relevant periods. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, see “Item 3.D Key Information — Risk Factors”.
Overview
          Prior to the transactions described below, our out-of-home advertising network consisted of (i) our digital out-of-home advertising network, consisting of our commercial location network (including our LCD flat-panel televisions displays, LED billboards, traditional billboards and movie theater screens), our in-store network, and our poster frame network, (ii) our mobile handset advertising network and (ii) our Internet advertising agency business. In March 2008, we announced the restructuring of our mobile handset advertising business and downsized that portion of our business operations. Subsequently, on December 10, 2008, we announced the termination of the remaining mobile handset advertising network. On December 22, 2008, we announced the sale to Sina of substantially all of the assets of our out-of-home digital advertising networks (the “businesses held for sale”), including our LCD flat-panel display networks, LED billboard network, poster frame network and certain part of our in-store networks (excluding CGEN).

In accordance with U.S. GAAP, both the businesses held for sale and mobile handset advertising business are accounted for, and are referred to herein as, discontinued operations. As a result, we have modified the reporting segments as they were originally presented in our annual report for the year ended December 31, 2007.
          We did not prepare nor are required to prepare separate financial statements for discontinued operations. To assist readers in evaluating discontinued operations, in particular the assets-held-for sale, we have included certain operation and financial measures of discontinued operations.
          In the following presentation of operating and financial results and prospects, other than for critical accounting policies, which are presented on a whole-company basis, we have divided the analysis into separate discussions for continuing operations and discontinued operations.
Continuing Operations Overview.
          Our continuing operations consist of the following reporting units: (i) our Internet advertising agency business, (ii) our movie theatre and traditional outdoor billboards advertising network and (iii) others (which consists primarily of the CGEN portion of our in-store network, which has substantially ceased operations and is not expected to provide significant revenues in the future). For our continuing operations, we expect our business and operations to be driven by a number of factors and trends including:
•	Overall economic growth in China, which affects overall advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to successfully operate and market our Internet advertising marketing and technology agency.

•	Our ability to increase sales of advertising space and increase the length of advertising campaigns on our traditional billboard network;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our movie theater network; and

•	Our ability to expand our client base through promotion of our services and cross-selling.
          As we continue to expand our business, we expect to face a number of challenges. For our Internet advertising services, we must react to continuing technological innovations, increasing competition in Internet services, and changes in the regulatory environment. For the traditional billboard advertising network, we need to adapt to the operation of a more traditional advertising medium that is competing with numerous other service providers as well as with numerous other advertising media. For the movie theater portion of our advertising network, we face the challenge of continuing to expand our network while attracting interest from advertisers and acceptance from consumers of this relatively new advertising model. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional networks that provide effective channels for advertisers.
          Starting in March 2007, our financial results include those of Allyes, the acquisition of which we completed in March 2007.
Revenues — Continuing Operations
          In 2006, 2007 and 2008, we had net revenues of $0.7 million, $163.1 million and $369.6 million, respectively, for our continuing operations. Our advertising service revenue from continuing operations includes the sale of advertising time slots on our traditional billboard and movie theater network, from Internet advertising services and a small amount of revenue attributable to other advertising related services (primarily CGEN) we provide to our advertising clients. The following table sets forth the segmental revenue of our net revenues from continuing operations for the periods indicated:

	For the year ended December 31
	2006		2007		2008
		% of net		% of net		% of net
	$	revenue	$	revenue	$	revenue
	(in thousand of U.S. dollars, except percentages)
Net revenue
Movie theatre and traditional outdoor billboards	690	100%	37,305	22.9%	77,520	21.0%
Internet advertising network	—	0%	124,939	76.6%	255,637	69.2%
Other revenue	—	0%	819	0.5%	36,397	9.8%
Total revenue from continuing operations	690	100%	163,063	100%	369,554	100%

(1)	Advertising service revenue is presented net of business tax. Business tax for our Internet advertisings service revenue amounted to $5.0 million and $9.3 million respectively for 2007 and 2008. Business tax for our traditional outdoor billboard and movie theater advertising service revenue amounted to $1.3 million and $2.8 million respectively for 2007 and 2008. Business tax includes business tax ranging from 3% to 5.55% and cultural industries tax of ranging from 0% to 4.0% of our gross advertising service revenue.
          We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts for our continuing operations:

	For the year ended December 31
	2006	2007	2008
	(in thousands of U.S. dollars except percentages)
Gross Advertising Service Revenue:
Movie Theatre & Traditional outdoor billboard
— Unrelated parties	697	38,535	78,250
— Related parties	—	23	1,773
Total Movie Theatre & Traditional outdoor billboards	697	38,558	80,023

Internet advertising
— Unrelated parties	—	128,831	258,977
— Related parties	—	1,140	5,950
Total internet advertising	—	129,971	264,927

Others
— Unrelated parties	—	868	40,441
— Related parties	—	—	—
Total others	—	868	40,441

	For the year ended December 31
	2006	2007	2008
	(in thousands of U.S. dollars except percentages)
Gross Advertising Services Revenue:	697	169,397	385,391

Less: Sales taxes:
Movie Theatre & Traditional outdoor billboard	7	1,253	2,845
Internet advertising	—	5,032	9,290
Others	—	49	3,702
Total Sales tax	7	6,334	15,837
	—	—	—
Net Advertising Service Revenue	690	163,063	369,554
Segmental Advertising Service Revenue — Continuing Operations
          Sources of Revenues. We derive most of our total revenues for continuing operations from the sale of billboard slots on our traditional billboard advertising network, time slots on our movie theater network and providing Internet advertising services to unrelated third parties and to some of our related parties. Our advertising services to related parties were provided in the ordinary course of business on the same terms as those provided to our unrelated advertising clients on an arm’s-length basis.
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
          Our advertising service revenue reflects a deduction for business taxes and related surcharges. Our advertising revenues are subject to a business tax ranging from 3% to 5.55% plus a cultural industries tax ranging from 0% to 4.0% on revenues earned from our advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.
Factors that Affect Our Advertising Service Revenue—Continuing Operations.
Movie Theater & Traditional Outdoor Billboard Networks
          Our advertising revenue derived from our movie theater adverting network is directly affected by the number of movie theaters in which we have leased screen time, our expansion into additional theaters, and the length of the leased screen time, which is currently three minutes per screening per theater prior to movie screenings at movie theaters.
          Our advertising revenue derived from our traditional outdoor billboard networks is directly affected by the number of outdoor billboards which we have leased and our expansion into additional locations.
Internet Advertising Service Revenues
          Our advertising service revenue derived from our Internet advertising services is directly affected by: the number of customers who purchase agency services from us. We agree to provide advertising agency services and technology, and we charge fees based on the size and duration of the advertising campaign and the number of daily impressions or “hits” on the Internet advertisement; and our ability to identify relevant Internet user traffic and deliver effective advertisements for our advertising clients.
          Network Expansion—Continuing Operations. We have focused, and expect to continue to focus, on developing new channels in our advertising networks and entering into new types of advertising media operations to continue to grow our revenues and to address these potential capacity constraints on our existing network. These steps have included: (1) adding new media such as traditional billboards and movie theater screens networks and (2) expanding our media platform into new areas such as Internet advertising services and software packages. We expect to continue to explore opportunities to open up additional channels on our existing network and to enter into new advertising media platforms in China.
          Seasonality—Continuing Operations. Our advertising service revenue is subject to key factors that affect the level of advertising spending in China generally. In addition to fluctuations in advertising spending relating to general economic and market conditions, advertising spending is also subject to fluctuations based on the seasonality of consumer spending. In general, a disproportionately larger amount of advertising spending is concentrated on product launches and promotional campaigns prior to the holiday season in December. In addition, advertising spending generally tends to decrease in China during January and February each year due to the Chinese Lunar New Year holiday as office buildings and other commercial venues in China tend to be closed during the holiday. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. Our past experience, although limited, indicates that our revenues would tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant, such as our advertising rates and the number of available time slots on our network.
          Revenue Recognition—Continuing Operations. For our movie theater and traditional billboard network, we typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenue ratably over the performance period of the advertising contract, so long as collection of our fee remains probable. We do not bill our advertising clients under these contracts until we perform the advertising service by broadcasting the advertisement on our network.
          Internet advertising service revenues primary consist of revenues from advertising and advertising-related services and revenues from sales of Adforward software.
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
          Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. In 2006, 2007 and 2008, we made provision of $0, $201,156 and $7,692,368, respectively for our continuing operations, for accounts receivable that were outstanding for longer than six months. The average number of days outstanding of our accounts receivable for our continuing operations, including from related parties, was 264 and 108 days, respectively, as of December 31, 2007 and 2008.
Other Revenue—Continuing Operations.
     In 2008, we also derived revenue for continuing operations from providing in-store advertising services through CGEN, which we acquired in January 2008. We ceased operation of our in-store advertising services provided through CGEN and do not expect to generate significant revenues from this business going forward. In 2008, CGEN generated net revenues of $35.0 million and accounted for and 9.5% of total net revenue of our continuing operations.
Segmental Cost of Revenues—Continuing Operations
          Our cost of revenues for our continuing operations consists of costs directly related to the offering of our advertising services.
          The following table sets forth our cost of revenues for our continuing operations, divided into its major components, by amount and percentage of our net revenues from continuing operations for the periods indicated:

	For the year ended December 31
	2006		2007		2008
		% of		% of		% of
		net		net		net
	$	revenue	$	revenue	$	revenue
		(in thousand of U.S. dollars, except percentages)
Total net revenue from continuing operations	690	100.0%	163,063	100.0%	369,554	100.0%
Cost of revenue:
Movie theatre and traditional billboard advertising services	760	110.1%	28,507	17.5%	57,276	15.5%
Internet advertising network	0	0%	93,237	57.2%	199,189	53.9%
Others	0	0%	224	0.1%	28,581	7.7%
Total cost of revenue for continuing operations	760	110.1%	121,968	74.8%	285,046	77.1%
Gross profit from continuing operations	(70)	(10.1)%	41,095	25.2%	84,508	22.9%
Advertising Service Costs—Continuing Operations
          Our cost of revenues for continuing operations related to the offering of our advertising services consists of the costs of purchasing advertising space from web publishers, from movie theater operators and from billboard owners, and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials. The primary factor affecting our other costs of revenues is the size of our network maintenance staff.
          Movie theatre advertising networks. The primary costs of revenues associated with our movie theatre advertising networks are advertising time slot leasing costs charged by the movie operators.
          Traditional outdoor billboard. The primary costs of revenue connected with our traditional outdoor billboard network are advertising space leasing costs charged by the billboard owners
          Internet advertising services network. The primary costs of revenues connected with our Internet advertising services network are advertising space leasing costs charged by gateway websites and research and development costs in connection with the development of Internet advertising software packages. We expect these costs to increase as we continue to expand this part of our business as Internet use continues to grow in China.
          Others. Costs of revenues from others in connection with continuing operations are mostly associated with the costs of revenue incurred by the CGEN portion of our in-store network. This line of business has now substantially ceased operations and we do not expect to incur significant costs of revenue from this line of business in the future.
Operating Expenses and Net Income—Continuing Operations
          Our operating expenses for our continuing operations consist of general and administrative, selling and marketing expenses. In 2008, our operating expenses also included a goodwill impairment loss and a loss on disposal relating to CGEN. The following table sets forth our operating expenses for continuing operations divided into their major categories by amount and as a percentage of our net revenues from continuing operations for the periods indicated.

	For the year ended December 31
	2006		2007		2008
		% of net		% of net		% of net
	$	revenue	$	revenue	$	revenue
		(in thousand of U.S. dollars, except percentages)
Gross profit for continuing operations	(70)	(10.1)%	41,095	25.2%	84,508	22.9%
Operating expenses:
General and administrative	3,760	544.9%	16,691	10.2%	52,102	14.1%
Selling and marketing	271	39.3%	14,052	8.6%	34,680	9.4%
Impairment loss	—	—	—	—	222,536	60.2%
Loss on disposal of CGEN	—	—	—	—	190,466	51.5%
Other operating income, net	—	0.0%	(222)	(0.1)%	(1,027)	(0.3)%
Total operating expenses	4,031	584.2%	30,521	18.7%	498,757	135.0%
Operating income for continuing operations	(4,101)	(594.3)%	10,574	6.5%	(414,249)	(112.1)%
          General and Administrative. General and administrative expenses primarily consist of salary and benefits for management and finance and administrative staff personnel, share-based compensation expenses,business tax mainly relating to license fees paid by our affiliated PRC companies to their respective overseas holding companies, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 544.9%, 10.2% and 14.1% of net revenue for continuing operations in 2006, 2007 and 2008, respectively.
          Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expense for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 39.3%, 8.6% and 9.4% of net revenues for continuing operations in 2006, 2007 and 2008, respectively.
          Impairment Loss. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, we are required to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an annual goodwill impairment test for each of our reporting units as of December 31, 2006, 2007 and 2008. As a result, we recorded a goodwill impairment loss of $219.3 million for the year ended December 31, 2008, which was primarily related to our internet advertising business.
          Loss on Disposal of CGEN. Our purchase of CGEN in January 2008 included cash consideration paid of $168.4 million, all of which was paid in 2008 and assumed net liabilities having a fair value of $19.6 million. We also made a loan of $30.0 million to finance CGEN’s working capital subsequent to the closure of the acquisition. Subsequently, on December 10, 2008, we announced the termination of the CGEN acquisition agreement. As a result, we recognized a loss on disposal of CGEN of $190.5 million in 2008. The operations of CGEN has been classified as continuing operations as we had continuing involvement in the operations by lending the new owners of CGEN the use of our equipment.

     Share-based Compensation. Effective January 1, 2006 the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”), using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period.
     As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not significant. The Group’s total share-based compensation expense for the years ended December 31, 2006, 2007 and 2008 was $8.4 million, $21.5 million and $42.6 million respectively.
     The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31
	2006	2007	2008
	(in thousands of U.S. dollars)
General and administrative	2,790	6,544	15,707
Selling and marketing	—	—	820
Continuing Operation	2,790	6,544	16,528
Discontinued Operation	5,578	14,911	26,087
Total	8,367	21,454	42,615
          Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies, businesses and assets. The following table summarizes the Amortization of acquired intangibles recognized in the consolidated statements of operations:

	For the year ended December 31
	2006	2007	2008	2006	2007	2008
	Continuing operations			Discontinued operations
	(in thousands of U.S. dollars)
Cost of revenues	33	8,195	13,947	3,174	7,919	12,493
Selling and marketing expenses	15	5,141	9,668	2,552	3,498	4,009
Total	49	13,336	23,615	5,725	11,417	16,502
Discontinued Operations Overview
          We did not prepare nor are required to prepare separate financial statements for discontinued operations. To assist readers to evaluate the discontinued operations, particularly the assets held for sale to Sina, we have included certain operation and financial measures of discontinued operations.
          Our discontinued operations consist of: our LCD flat-panel display network, our poster frame display network, our in-store network (excluding CGEN), and others (which consists primarily of the discontinued mobile handset advertising business).
          We expect our future growth to be driven by a number of factors and trends including:
•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our commercial location and in-store networks (excluding CGEN);

•	Our ability to expand our client base through promotion of our services and cross-selling; and

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles.
          For discontinued operations, our financial results for 2006 also include those of Framedia that we acquired on January 1, 2006, of Target Media that we acquired on February 28, 2006 and, starting in the second quarter of 2006, those of Focus Media Wireless that we acquired in March 2006.
          Because our primary source of revenue is our advertising service revenue, we focus on factors that directly affect our advertising service revenue such as the number of advertising time slots that we have available for sale and the price we charge for our advertising time slots after taking into account any discounts.
          As we continue to expand our network, we expect to face a number of challenges. We have expanded our network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional stand-alone networks that provide effective channels for advertisers. In addition, we must react to changes in the regulatory environment.
Revenues — Discontinued Operations
For our discontinued operations, we generate revenues primarily from the sale of advertising time slots on our LCD display networks, and, beginning in 2006, from the sale of frame space on our poster frame network and, prior to December 2008, from fees generated by users who access advertising on our mobile handset advertising network. In 2006, 2007 and 2008, we had net revenues of $211.2 million, $343.5 million and $426.6 million, respectively, for our discontinued operations. The following table sets forth our net revenues from discontinued operations for the periods indicated:

	For the year ended December 31
	2006		2007		2008
		% of net		% of net		% of net
	$	revenue	$	revenue	$	revenue
	(in thousand of U.S. dollars, except percentages)
Net revenue
LCD display networks	131,371	62.2%	183,376	53.4%	238,159	55.8%
In-store network (excluding CGEN)	26,908	12.7%	27,444	8.0%	25,701	6.0%
Poster frame networks	40,904	19.4%	85,472	24.9%	146,751	34.4%
Other revenue	12,032	5.7%	47,205	13.7%	15,940	3.8%
Net revenue from discontinued operations	211,215	100%	343,497	100%	426,551	100%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue for our LCD display network amounted to $13.6 million, $18.7 million and $25.2 million in 2006, 2007 and 2008, respectively. Business tax on advertising service revenue for our in-store network (excluding CGEN) amounted to $2.8 million , $2.8 million and $2.6 million in 2006 , 2007 and 2008, respectively. Business tax on advertising service revenue for our poster frame network amounted to $4.0 million , $7.9 million and $13.9 million for 2006, 2007 and 2008 respectively. Business tax includes business tax ranging from 3% to 5.55% and cultural industries tax of ranging from 0% to 4.0% of our gross advertising service revenue.
Revenue — Discontinued Operations
          We derive most of our net revenues for discontinued operations from the sale of time slots on our LCD display network, our poster frame networks and certain in-store networks to unrelated third parties and to some of our related parties. Our advertising service revenue policies for discontinued operations are substantially consistent with those for continuing operations. See “—Advertising Service Revenue—Continuing Operations” above.

Factors that Affect Our Revenue—Discontinued Operations.
LCD display networks
          Our advertising service revenue derived from our LCD display network is directly affected by the average price we charge for the advertising package provided to our customers, after taking into account any discount offered, as well as by the number of flat-panel displays in our network and the desirability, quality and pedestrian traffic of the locations where we are able to lease space to install our flat-panel displays
In-store Network (excluding CGEN)
          Our advertising service revenue derived from our in-store network (excluding CGEN) is directly affected by the number of flat-panel displays in our network, the number of hypermarkets, supermarkets and convenience stores in the network, and the average price we charge for the advertising package provided to our customers, after taking into account any discount offered.
Poster Frame Network
          Our advertising service revenue derived from our poster frame network is directly affected by: the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers As we upgrade the network to incorporate more digital poster frames, we will also increase the available space as multiple advertisements can be placed on a digital frame on time-shared basis; and the average price we charge for frame space on a per frame basis, after taking into account any discount offered.
          Network Expansion—Discontinued Operations.. Many of the most desirable locations for our commercial location network have been occupied, either by our network as a result of our expansion or by our competitors. As a result, we will need to rely on means other than the rapid increase in the number of locations, flat-panel displays, LED billboards and advertising poster frames in order to continue growing our revenues. These steps have included: (1) expanding our digital out-of-home advertising network through increasing the size and scope of our existing commercial location, in-store network (excluding CGEN) and poster frame network and (2) establishing discrete stand-alone channels on our commercial location network, such as our premier A and B office building, travel, fashion and elite and healthcare channels. We intend to continue expanding our out-of-home advertising network both through increasing the number of locations, displays and advertising poster frames on our commercial location, in-store network (excluding CGEN) and poster frame network.
          Seasonality—Discontinued Operations. Seasonality affects for our discontinued operations are substantially similar to those for our continuing operations. See “—Seasonality—Continuing Operations” above.
          Revenue Recognition—Discontinued Operations. Revenue recognition for our LCD flat-panel display, poster frame and in-store network (excluding CGEN) is substantially consistent with that for our continuing operations. See “—Revenue Recognition—Continuing Operations” above.
          Advertising service fee collection policy for discontinued operations is consistent with that for continuing operations. In 2006, 2007 and 2008, we made provision of $1.8 million, $3.5 million and $8.1 million for accounts receivables for discontinued operations. The average number of days outstanding for our account receivable for our discontinued operations, including from related parties, was 68 and 109 days respectively, as of December 31, 2007 and 2008.
          Other Revenue—Discontinued Operations. In 2007 and 2008, we also derived revenue for the discontinued operations from providing mobile handset advertising services. We terminated the business in 2008 and do not expect to see significant revenue from this business. In 2007 and 2008, mobile handset advertising services had net revenue of $46.1 million and $12.3 million respectively and accounted for 13.4% and 2.9% of net revenue of discontinued operations.

Cost of Revenues—Discontinued Operations
          Our cost of revenues for our discontinued operations consists of costs directly related to the offering of our advertising services.
          The following table sets forth our cost of revenues for our discontinued operations, divided into its major components, by amount and percentage of our net revenues from discontinued operations for the periods indicated:

	For the year ended December 31
	2006		2007		2008
		% of net		% of net		% of net
	$	revenue	$	revenue	$	revenue
		(in thousand of U.S. dollars, except percentages)
Total net revenue from discontinued operations	211,215	100%	343,497	100%	426,551	100%
Cost of revenue:
LCD display networks	42,076	19.9%	51,118	14.9%	61,222	14.4%
In-store network (excluding CGEN)	18,107	8.6%	23,503	6.8%	30,317	7.1%
Poster frame networks	13,622	6.4%	28,086	8.2%	59,815	14.1%
Others	6,817	3.3%	23,767	6.9%	11,057	2.6%
Total cost of revenue for discontinued operations	80,620	38.2%	126,474	36.8%	162,411	38.1%
Gross profit from discontinued operations	130,595	61.8%	217,023	63.2%	264,140	61.9%
          Our cost of revenues for discontinuing operations related to the offering of our advertising services consists of location costs, flat-panel display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials.
          Our location costs for our LCD display network, our in-store network (excluding CGEN) and poster frame network consist of: rental fees and one-time signing payments we pay to landlords, property managers and stores pursuant to the display placement agreements we enter into with them;
          Commissions and public relations expenses we incur in connection with developing and maintaining relationships with landlords and property managers; and maintenance fees for keeping our displays in proper operating condition.
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
          LCD display network. Location costs are the largest component of our cost of revenues for our LCD display network. The primary factors affecting the amount of our location costs include the number of display placement agreements we enter into and the rental fees we pay under those agreements. We expect these costs to decrease as a percentage of our advertising service revenue for our commercial location network in the future, as our advertising service revenue for our commercial location network is expected to increase faster than the additional cost we incur from entering into new display placement agreements and any increases we may experience in renewing existing display placement agreements. However, when our display placement agreements expire, we may be unable to renew these agreements on favorable terms and the rental fee portion of our location costs attributable to these existing locations could increase. As we continue to increase the size of our network and as we update and replace our existing displays with new technology, our depreciation costs in connection with our commercial location network are expected to increase.
          In-store network (excluding CGEN). The primary costs of revenues connected with our in-store network (excluding CGEN) are location costs resulting from rental and maintenance fees and depreciation costs for our displays. We expect these costs to continue to increase as we expand our in-store network (excluding CGEN).
          Poster frame network. The primary costs of revenues connected with our poster frame network are location costs resulting from rental fees. Depreciation costs for our frames and other costs for salary and maintenance fees also account for a significant portion of cost of revenues for our poster frame network. We expect these costs to increase in the future as we expand our poster frame network and continuously upgrade our poster frame to digital posters.
Other Costs—Discontinued Operations
          In 2007 and 2008, we also derived revenue for discontinued operations from providing mobile handset advertising services. Other costs are primarily associated to providing mobile handset advertising services. We do not expect to incur significant costs of revenue from mobile handset advertising services in the future.
          General and administrative expenses for the assets held for sale to Sina. . General and administrative expenses for the assets held for sale to Sina consist of substantially the same items as for continuing operations. General and Administrative expenses increased 64.2% to $44.0 million in 2008 from $26.8 million in 2007. The increase is primarily due to an increase in the size of our administrative staff and corresponding increase in expenses for salary and benefits as our operations have grown and to the increase in our share-based compensation expense.
          Selling and Marketing. Our selling and marketing expenses for the assets held for sale to Sina consist of substantially the same items as for continuing operations. Selling and marketing expenses increased substantially to $69.0 million in 2008 from $50.6 million in 2007. The increase was approximately in proportion to the increase in revenue from discontinued operations.
                    Impairment loss. We incurred an impairment loss of $396.8 million for the assets held for sale to Sina in 2008. In conducting our annual impairment test, we undertook a valuation of each reporting unit using the income approach valuation method, which resulted in a goodwill impairment loss of $376.8 million related to our poster frame network. In the fourth quarter, 2008, we determined that a substantial portion of our LCD flat-panel display may not be effectively utilized in the future due to our decision to halt network expansion plans under the unfavorable macro-economic environment and uncertainty with regard to customer demand for our LCD display advertising services. As a result, we recognized a $15.3 million fixed assets impairment loss. In the fourth quarter of 2008, we also took an impairment charge of $4.8 million on intangible assets associated with the Target Media brand due to the management decision to accelerate phasing out of that brand from the operation of our LCD display networks.
                    Loss from termination of mobile handset advertising business. In March 2008, we announced the restructuring the Mobile handset advertising services resulting in a significant reduction of its scale. In December, we announced the disposal of the remaining Mobile handset advertising business. As a result, we recognized a net loss of $91.9 million.
Critical Accounting Policies — Total Company
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

Revenue Recognition.
          Advertising revenues, net of agency rebates are recognized ratably over the period in which the advertisement is displayed. Advertising revenues are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). In accordance with SAB 104, revenues are recognized when all four of the following criteria are met: (i) persuasive evidence of agreement exists; (ii) delivery of service has occurred; (iii) the price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. We sell Adforward subscriptions and perpetual licenses. Revenues are recognized for subscription arrangements ratably over the subscription period for those with fixed fees and as earned (based on actual usage) under our variable fee arrangements. Under perpetual license agreements, revenue recognition is generally commenced when delivery has occurred, software has been installed and training has been provided as we do not currently have vendor-specific objective evidence of fair value, or VSOE, for either installation or training services.
          For our business lines classified within discontinued operations, we typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenue ratably over the performance period of the advertising contract, so long as collection of our fee remains probable. We do not bill our advertising clients under these contracts until we perform the advertising service by broadcasting the advertisement on our network. Revenue collected from our poster frame network is recognized in substantially the same manner as revenues collected under the advertising contracts used for our LCD display networks and in-store networks.
Accounts Receivables
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
Share-based Compensation
          Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123-R, “ Share-Based Payment ”, and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based expense is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Our share option plans are described in Note 11 to our consolidated financial statements.
          We estimated the fair value of share options granted using the Black-Scholes-Merton option pricing model, which requires the input of highly subjective assumptions, including the estimated expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the applicable of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.
Income Taxes
          We account for income taxes under the provisions of SFAS No. 109, “ Accounting for Income Taxes ” and effective from January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), with the required disclosures as described in Note

12 to our consolidated financial statements., we record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to our income in the period such determination is made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income.
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
•	a significant adverse change in the business climate or legal factors;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;

•	a change in reportable segments; and/or results of testing for recoverability of a significant asset group within a reporting unit.
The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.
          As of December 31, 2006, 2007 and 2008, we had a goodwill balance of $739.7 million and $943.4 million and $30.7 million respectively, which is not deductible for tax purposes. In the fourth quarter of 2008, we began to face mounting uncertainties about the future demand for our services by our major advertisers. Such uncertainty and worsening macro-economic situation prompted us to undertake an impairment test for each reporting unit using income approach valuation methods, The results of our annual impairment test resulted in a goodwill impairment loss of $218.4 million in 2008 for our Internet advertising service business and $0.9 million for our movie theatre and traditional billboard advertising services business, as the valuations indicated that the fair value of the businesses were less than the carrying value. In December, 2008, we announced termination of CGEN share purchase agreement and disposal of part of CGEN business and associated assets and liabilities. As a result, we recognized loss from disposal of $190.5 million, of which $145.6 million was impairment of goodwill.
          For the discontinued operations, we recorded $376.8 million goodwill impairment loss for our poster frame networks, as the income approach valuation indicated that the fair value of the business was less than the carrying value. On March 2008, as a result of uncertainty in the mobile handset advertising industry in PRC, there was a triggering event which required us to reevaluate the carrying value of the goodwill and assets of the mobile handset advertising segment., We undertook a business restructuring in March 2008 to amend their strategic business plans and on December 10, 2008, we announced the complete termination of our mobile handset advertising business. We incurred a $44.1 million goodwill impairment loss within loss from discontinued operations for 2008.
          In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates. We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur.
          We test long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates.
          In the fourth quarter of 2008, we determined that substantial portion of fixed assets for the LCD display networks may not be effectively utilized in the future due to our decision to halt network expansion plan under unfavorable macro economic environment which was manifested by the first sequential decline in revenue for the quarter ended on December 31, 2008 in our history,and uncertainty in regard to customer demands to our LCD display network based advertising services. As a result, we recognized $15.3 million fixed asset impairment expense within loss from discontinued operations.
          In the fourth quarter of 2008, we also took an impairment charge of $4.8 million which is recorded in loss from discontinued operations on intangible assets associated with Target Media brand due to the management decision to accelerate phasing out the brand from the operation of our LCD display networks.
          As a result of the termination of the mobile handset advertising services, we recognized $14.6 million related to impairment of long-lived assets recorded within loss from discontinued operations.
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
          Prior to January 1, 2008, pursuant to the PRC Income Tax Laws, our subsidiaries and VIEs were generally subject to Enterprise Income Tax (“EIT”) at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax.
          On January 1, 2008, a new EIT law (“New Law”) in China took effect. The New Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New Law and which were entitled to a preferential tax treatment under the PRC Income Tax Laws, such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” (“HNTE”) under the New Law will be entitled to a 15% preferential EIT rate.
          Most of the our subsidiaries and VIEs transited from 33% to 25%, effective January 1, 2008. Those that currently enjoy a lower tax rate of 15% as high-tech companies under the PRC Income Tax Laws will transition to the uniform tax rate of 25% from 2008 unless they obtain the HNTE status under the New Law. We have thus generally applied the 25% rate in calculating our deferred tax balances.
          Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. and Beijing Kong Zhong Hui Ke Technology Co., Ltd., were granted new technology enterprise status before the end of 2007 and thus enjoyed 0% for 2008 and will enjoy a 50% reduction off the tax rate from 2009 through 2011 based on the transitional rule under the New Law. New Allyes Information Technology (Shanghai) Co., Ltd. is subject to the transitional rule provided under Circular 39, while Allyes Information Technology (Shanghai) Co., Ltd. was granted the HNTE status in 2008 and enjoys a rate of 15% from 2008 through 2010.
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

          We adopted the provisions of FIN 48 effective January 1, 2007 and estimated the cumulative effect on adoption to be a reduction of consolidated retained earnings as of January 1, 2007 of $3.9 million, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. We have elected to classify interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest as of adoption and December 31, 2007 was immaterial. We provided an additional reserve of $4.7 million in connection with tax uncertainties during the year ended December 31, 2007. We decreased our liabilities for unrecognized tax benefits by $3.1 million in connection with effective settlement of prior-year tax uncertainties during the year ended December 31, 2008. We do not anticipate any significant increases or decreases to our liability for unrecognized tax benefits within the next 12 months.

(in thousands of U.S. dollars)
Balance at January 1, 2008	$8,233
Settlements	(3,080)
Gross increases – interest accrual	102
Transfer to liabilitiess held for sale	(4,724)
Translation adjustment	25

Balance at December 31, 2008	$556

          According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $14,000 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.
Recently Issued Accounting Standards
     In February 2007, the FASB issued Statement of Financial Accounting Standards No.159, “The Fair Value Option for Financial Assets and Financial Liabilities, an amendment of SFAS No.115” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2008. We do not expect the adoption of SFAS 159 to have a material impact on our financial position or our results of operations.
     In December 2007, the FASB issued SFAS No. 141, “Business Combinations (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R will change the our accounting treatment for business combination on a prospective basis beginning on January 1, 2009.
     In April 2009 the FASB issued FSP No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141R-1”). FSP 141R-1 amends the provisions in SFAS 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The FSP eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in Statement 141R and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141R will change our accounting treatment for business combination on a prospective basis beginning on January 1, 2009.

     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We will incorporate the presentation requirements outlined by SFAS No. 160 on January 1, 2009.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. We do not expect the adoption of SFAS 161 to have a material impact on our financial position or results of our operations.
     In April, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on our consolidated financial position or result of operations.
     In June 2008 the FASB ratified the consensus reached by the Task Force in Emerging Issues Task Force (EITF) Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. EITF 07-5’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The adoption of EITF 07-5 will not have any impact on our consolidated financial statements.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, we will adopt FAS 157 for our nonfinancial assets and nonfinancial liabilities effective January 1, 2009. We do not expect that the adoption of FAS 157 will have a material impact on our financial position, results of operations or cash flows.
     In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. We do not expect the adoption of FSP 157-3 to have a material impact on our consolidated financial statements or the fair value of our financial assets and liabilities.
     At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair-value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity-method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect that the adoption of EITF 08-06 will have a material impact on the consolidated financial statements.

     At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and to amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We will apply the guidance of EITF 08-07 to acquisitions of defensible intangible assets prospectively and do not expect that adoption will have a material impact on the consolidated financial statements.
     On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. We do not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial statements or the fair values of our financial assets and liabilities.
     In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We do not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on our consolidated financial statements.
          In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. Currently we are still assessing the potential impact, if any, on our consolidated financial statements.
     In June 2009 the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an Amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for the fiscal year beginning April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
     In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for our fiscal year beginning January 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
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
          In 2007, we also made a number of smaller acquisitions, which, due to the smaller size, does not necessitate our providing their financial statements on a stand alone basis. Among these smaller acquisitions, we acquired eight regional distributors in our digital out-of-home network, five local poster frame companies, ten companies in the mobile advertising sector and six Internet advertising companies (excluding Allyes). No one of these acquisitions was material to our business.
          In January 2008, we acquired CGEN Digital Media Company, Limited (CGEN), which was our biggest competitor in in-store advertising segment. Subsequently, on December 10, 2008, we announced the disposition of our in-store advertising business and termination of the CGEN acquisition agreement. The operations of CGEN is classified as a continuing operation primarily because we continue to lend the new owners of CGEN the use of our equipment.
          We acquired six entities in the poster-frame advertising business for cash consideration of approximately $1.2 million as of December 31, 2008. We recognized acquired intangible assets of approximately $7.9 million and goodwill of approximately $0.4 million, which was assigned to the in-elevator poster fame advertising services segment of our network. Part of the purchase consideration is contingent and is based on earnings targets in the three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation will not be completed until the contingent consideration is known. As such, we have recorded a liability of approximately $7.4 million, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
          We acquired two entities in the Internet advertising service business for $nil consideration as of December 31, 2008. We recognized acquired intangible assets of approximately $0.7 million. Part of the purchase consideration is contingent and is based on earnings targets in the three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation will not be completed until the contingent consideration is known. As such, we have recorded a liability of approximately $0.7 million, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
Results of Operations for Continuing Operations
Year ended December 31, 2008 compared to year ended December 31, 2007
          Net revenues. Our net revenue for continuing operations increased substantially from $163.1 million in 2007 to $369.6 million in 2008 primarily due to (i) revenues from our Internet advertising network due to acquisitions we made in Internet advertising businesses acquired towards the end of 2007 and in 2008 and (ii) revenues from the CGEN in-store networks we acquired in January 2008.
          Internet advertising service business. Internet advertising revenue increased 104% from $124.9 million in 2007 to $255.6 million in 2008, primarily due to revenues derived from entities we acquired in 2007. We commenced our Internet advertising business through the acquisition of Allyes in March 2007. Subsequently, we made eight and two additional acquisitions related to our Internet advertising business in 2007 and 2008, respectively.
          Movie theater and traditional outdoor billboard networks. Movie theater and traditional outdoor billboard revenue more than doubled from $37.3 million in 2007 to $77.5 million in 2008, primarily due to the following two reasons:
1.	Huaguang and Tuojia, which operate the traditional billboard business were acquired in the first half of 2007. We consolidated their 2007 revenues only after the acquisitions were consummated, while in 2008 we consolidated their full year revenues; and

2.	the significant increase in the number of our movie theater customers from 71 in 2007 to 141 in 2008.
          Others. Other revenue primarily consisted of revenue from the CGEN portion of our in-store network, which we acquired in January 2008. Net revenue from the CGEN portion of our in-store network was $35.0 million in 2008.

On December 10, 2008, we announced the disposition of the CGEN in-store network business. The operation of the in-store network acquired from CGEN has been substantially ceased and sold to a third-party for operation. We do not expect to derive any significant revenues from this line of business in the future.
          Costs of revenue. Our cost of revenues for continuing operations increased from $122.0 million in 2007 to $285.0 million in 2008.
          Internet advertising service business. The cost of revenue for our Internet advertising business increased 113.6% from $93.2 million in 2007 to $199.2 million in 2008. The increase was mostly attributable to costs associated with the Internet advertising businesses we acquired in 2007 but whose full affect on our costs structure was not fully reflected until the full year 2008 results.
          Movie theater and traditional outdoor billboard network. The cost of revenue for our movie theater and traditional outdoor billboard network increased 101% from $28.5 million in 2007 to $57.3 million in 2008. The increase is primarily attributable to:
1.	Huaguang and Tuojia, the subsidiaries which operate the traditional billboard business, were acquired in the first half of 2007. We consolidated their respective results of operation only after the acquisitions were consummated, while in 2008 we consolidated their full year revenues;

2.	the increase in the number of billboards leased from 492 in 2007 to 542 in 2008 in response to greater customer demand; and

3.	increased leasing costs associated with time we rent on movie theater screens as a result of an increase in the number of theaters we lease in our network from 10,930 in 2007 to 27,164 in 2008.
          Others. Other costs of revenue was $28.6 million primarily from costs associated with the CGEN in-store networks which we acquired in January 2008, including screen placement, leasing and location costs.
          Gross profit. As a result of foregoing, our gross profit from continuing operations increased 105.6% from 41.1 million in 2007 to $84.5 million in 2008.

	For the year ended December 31
	2006		2007		2008
		% of		% of		% of
		net		net		net
	$	revenue	$	revenue	$	revenue
	(in thousand of U.S. dollars, except percentages)
Gross profit from continuing operations
Movie theatre and traditional billboard advertising services	(70)	(10.0)%	8,798	5.4%	20,244	5.5%
Internet advertising network	0	—	31,702	19.4%	56,448	15.3%
Others	0	—	595	0.4%	7,816	2.1%
Gross profit from continuing operations	(70)	(10.0)%	41,095	25.2%	84,508	22.9%
          The decrease of the gross margin from continuing operations was primarily attributable to the following reasons:
1.	In January 2008, we acquired CGEN in-store networks. Gross margins from the CGEN in-store network were significantly lower than other lines of businesses because its costs of revenue were driven up by intense competition for advertising locations. In 2008, revenue from CGEN accounted for 9.5% of net revenue for continuing operations.

2.	Our Internet advertising network experienced a significant revenue decrease in the fourth quarter of 2008 due to sudden drop in online advertising demand from its key market sectors, such as financial services, real estate and automobiles resulting in lower overall gross margins in 2008.
          As a result of forgoing, the gross margin for our continuing operations decreased from 25.2% in 2007 to 22.9% in 2008.
          Operating expenses. Our operating expenses for continuing operations increased significantly from $30.5 million in 2007 to $498.8 million in 2008. The increase in operating expenses was primarily due to the impairment loss and restructuring loss we recorded in 2008 and, to a lesser extent, to increases in our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, and in share-based compensation expenses under SFAS 123-R, as well as the amortization of acquisition related intangible assets.
•	General and administrative. General and administrative expenses increased substantially from $16.7 million in 2007 to $52.1 million in 2008 mainly due to (i). an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits, including share-based compensation expenses as our operations have grown organically and through acquisitions; (ii) our having acquired most of the subsidiaries and affiliates involved in conducting our continuing operations through out 2007, and therefore, general and administration expenses for 2007 did not reflect the full year results of those subsidiaries acquired in 2007; and (iii) $3.5 million withholding tax and business tax levied upon royalty fees charged by Focus Media Holding to our PRC affiliates and subsidiaries in 2008, while Focus Media Holding waived the royalty charge in 2007.

•	Selling and marketing. Selling and marketing expenses increased substantially from $14.1 million in 2007 to $34.7 million in 2008 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force organically and acquisitively as well as share-based compensation expenses and amortization of acquisition related intangible assets
          Impairment loss and Disposal losses. We incurred a $222.5 million impairment loss and a $190.5 million disposal losses in 2008. The impairment expense was primarily for the goodwill impairment for our Internet advertising service business and our traditional billboard and movie theater service business of $218.4 million and $0.9 million, respectively. The disposal losses were attributable to the disposal of CGEN, which we acquired in January 2008 but whose operations we terminated and disposed of in December 2008.
          Other operating income. Other operating income consisted primarily of government subsidies received by our PRC subsidiaries and affiliates in the form of refunds of a portion of the business tax and income tax paid by our PRC subsidiaries and affiliates.
          Other expenses. Other expenses increased to $1.7 million in 2008 from $0.2 million in 2007.
          Income tax. Income tax expense was $3.4 million in 2008 as compared to $4.2 million in 2007.
          Net income (loss) from continuing operations. As a result of the foregoing, we incurred a net loss of $415.5 million in 2008 compared to net income of $8.5 million in 2007 for continuing operations.
          Net Income (loss) from discontinued operations. In December, 2008, we announced the disposal of our mobile handset advertising business following a reorganization of the business in March, 2008. In addition, in December, 2008, we also announced our agreement to sell to SINA Corporation substantially all of our assets of our out-of-home digital advertising network, which include our LCD display network, In-elevator poster frame networks and certain part of in-store advertising networks. In accordance with U.S. GAAP, both mobile handset advertising business and the assets held for sale to Sina were accounted as discontinued operations. The discontinued operation incurred a net loss of $355.2 million in 2008 as compared to a net income of $135.9 million in 2007
           Net income (loss). As a result of the foregoing, on a total-company basis, we recorded a net loss of $770.7 million in 2008 compared to net income of $144.4 million in 2007.
Year ended December 31, 2007 compared to year ended December 31, 2006
          Net revenues. Net revenues from continuing operations increased substantially from $0.7 million in 2006 to $163.1 million in 2007 due primarily to our acquisitions of our Internet advertising business through Allyes and our traditional outdoor billboard business in 2007. We commenced providing Internet advertising services and software solutions in March 2007 upon our acquisition of Allyes. Advertising service revenue from our Internet advertising services network totaled $124.9 million in 2007 attributable primarily to sales of our digital marketing services, sales of our performance-based advertising service ‘SmartTrade’ and sales of our Internet advertising software package ‘AdForward’.
          Cost of sales. Cost of sales for continuing operations increased substantially from $0.8 million in 2006 to $122.0 million in 2007 due primarily to costs associated with our Internet advertising business and traditional billboard advertising network which we acquired in 2007 and to the leasing of screen time in connection with our movie theater network. Costs associated with our Internet advertising business consist primarily of advertising space leasing costs charged by gateway websites. We only began incurring costs in connection with our movie theater and traditional billboard network in 2007.
          Gross profit (loss). As a result of the foregoing, our gross profit increased substantially from a loss of $0.1 million in 2006 to $41.1 million in 2007.
          Operating expenses. Our operating expenses increased significantly from $4.0 million in 2006 to $30.5 million in 2007. The increase was primarily attributable to the acquisitions of our Internet advertising business and traditional outdoor billboard business in 2007. The increase in operating expenses was primarily due to increases in our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, and in share-based compensation expenses under SFAS 123-R, as well as the amortization of acquisition related intangible assets.
•	General and Administrative. General and administrative expenses increased substantially from $3.8 million in 2006 to $16.7 million in 2007 mainly due to increases from growth in operations relating to the acquisition of new entities, including Allyes and Traditional Outdoor Billboard business, and increases in the size of our administrative staff and corresponding increases in expenses for salary and benefits as our operations have grown, and increases in share-based compensation expense.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $0.3 million in 2006 to $14.1 million in 2007 due to increases in sales activities relating to operations of new entities, including Allyes and Traditional Outdoor Billboard business, increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force as well as share-based compensation expenses and amortization of acquisition related intangible assets.
          Income (loss) from operations. As a result of forgoing, out income from operations for continuing operations increased from a loss of $4.1 million in 2006 to a profit of $10.6 million in 2007.
          Interest income. Interest income for continuing operations increased substantially to $2.8 million in 2007 from $0.7 million in 2006. The increase was primarily due to (i) the interests from the proceeds we received from our follow-on offering in November 2007; and (ii) interest we received attributable to the cash balances of the companies we acquired in 2007.
          Income tax. We incurred $4.2 million income tax expenses in 2007. We had no income tax expenses in 2006.
          Net income (loss) from continuing operations. As a result of forgoing, our net income from continuing operations was $8.5 million in 2007 as compared to a net loss of $3.4 million in 2006.
          Net income from discontinued operations. We derived net income of $86.6 million and $135.9 million from discontinued operations in 2006 and 2007, respectively.
          Net income. As a result of the foregoing, on a total-company basis, we had net income of $83.2 million and $144.4 million in 2006 and 2007, respectively.
Results of operations for discontinued operations
Year ended December 31, 2008 compared to year ended December 31, 2007
Net revenues. Our net revenue for discontinued operations increased substantially by 24.2% from $343.5 million in 2007 to $426.6 million in 2008.
•	LCD flat-panel display network. Advertising service revenue from our LCD flat-panel display network increased 29.8% from $183.4 million in 2007 to $238.1 million in 2008. The increase is attributable to: (i) continued acceptance of our media by an increasing number of advertising clients; (ii) the steady expansion of our media network, including the number of LCD flat-panel displays and LED billboards on our network; and (iii) the sale of tailored advertising packages including through the seven specialized channels on our commercial location network and by targeting advertising campaigns on specific lists of buildings requested by advertising clients which enables us to charge those advertising clients a premium.

•	Poster frame network. Advertising service revenue from our poster frame network increased 71.7% to $146.8 million in 2008 compared to $85.5 million in 2007. This increase in revenue is primarily attributable to robust sales as the total number of frames installed increased substantially from 190,468 as of December 31, 2007 to 324,364 as of December 31, 2008, including 34,195 digital frames which we introduced in 2008.

•	In-store network (excluding CGEN). Advertising service revenue from our in-store network (excluding CGEN), decreased 6.0% to $25.7 million in 2008 from $27.4 million in 2007. The decrease was mainly attributable to our failure to consolidate our in-store network sales force with the sales force acquired from CGEN. Such failure caused high turn-over rate among our sales force in 2008
          Cost of revenues. Cost of revenues for discontinued operations increased significantly from $126.5 million in 2007 to $162.4 million in 2008 due to increases in costs of expanding and maintaining our LCD display network, in-store network (excluding CGEN) and poster frame network, offset in part by decreased costs for our mobile handset advertising network as we largely ceased operations of this network in 2008.
•	LCD flat-panel display network advertising costs. Cost of revenues associated with our LCD flat-panel display advertising network increased 19.8% to $61.2 million in 2008 from $51.1 million in 2007. This increase was primarily attributable to (i) growth in our advertising service business on our commercial location network between these two periods including substantial increases in our location costs due to a substantial increase in the number of commercial locations where we entered into display placement agreements; (ii) an increase in flat-panel display depreciation costs as a result of an increase in the number of flat-panel displays we own and operate directly to 122,597 as of December 31, 2008 from 107,533 as of December 31, 2007; and (iii) an increase in other direct costs associated with maintaining this portion of our network.
•	Poster frame network advertising costs. Our net advertising service cost for our poster frame network increased significantly to $59.8 million in 2008 from $28.1 million in 2007, attributable to increased location costs and depreciation costs relating to the installation and maintenance of poster frames on our network as (i) we significantly increased the number of traditional poster frames on our network and (ii) beginning in June 2007, we began to incur location costs and depreciation cost associated with the purchase and installation of digital poster frames. In 2008, we installed approximately 34,000 digital poster frames as compared to approximately 11,000 such frames installed in 2007.

•	In-store network (excluding CGEN) advertising costs. We incurred $30.3 million in net advertising service cost for our in-store network (excluding CGEN) in 2008 compared with $23.5 million in 2007. These costs consisted primarily of location costs and depreciation costs relating to the installation and maintenance of our in-store network (excluding CGEN). The increase over these two periods was mostly attributable to a significant increase in location costs, which were driven up by intense competition from CGEN, prior to our acquisition of it in January 2008. Despite our acquisition of CGEN in January 2008, we were not able to significantly reduce location costs in the short-term because our location rental contracts with hyper-markets normally have multiyear durations.
          As a result of the foregoing, gross profit from discontinued operations increased by 21.7% from $217 million in 2007 to $264.1 million in 2008. Gross margin decreased from 63.2% in 2007 to 61.9% in 2008. The gross profit and gross margin for each segment of our discontinued operations for 2007 and 2008 are set forth in the following table:

	For the year ended December 31
	2006		2007		2008
	$	Gross margin	$	Gross margin	$	Gross margin
		(in thousand of U.S. dollars, except percentages)
Gross profit from discontinued operations
LCD display networks	89,295	67.9%	132,258	72.1%	176,937	74.2%
In-store network (excluding CGEN)	8,802	32.7%	3,941	14.4%	(4,617)	(18.0)%
Poster frame networks	27,283	66.7%	57,386	67.1%	86,936	59.2%
Others	5,215	43.3%	23,438	49.7%	4,883	30.6%
Gross profit from discontinued operations	130,595	61.8%	217,023	63.2%	264,140	61.9%
          Gross margin for our LCD flat-panel display network increased to 74.2% in 2008 from 72.1% in 2007. This is primarily attributable to the lower discount we offered to customers and the higher utilization of our time slots available for sale.
          Gross margin for our poster frame network decreased to 59.2% in 2008 from 67.1% in 2007. The decrease was primarily attributable to lower utilization of frame space and time available for sale caused by the rapid expansion of our network which outpaced demand. Gross margin for our in-store network (excluding CGEN) dropped to negative 18.0% in 2008 from positive 14.4% in 2007. The decrease was attributable to (i) significantly higher location fees paid to store operators due to intense competition with CGEN for advertising locations in stores prior to our acquisition of CGEN in January 2008; and (ii) a decline in revenues in 2008 as compare to 2007 due to unsuccessful efforts to integrate our in-store sales force with the sales force we acquired from CGEN, which resulted in higher costs for the discontinued portion of our in-store network although the CGEN portion is accounted for under continuing operations.

          In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
Year ended December 31, 2007 compared to year ended December 31, 2006
Net revenues. Our net revenue for discontinued operations increased 62.6% from $211.2 million in 2006 to $343.5 million in 2007.

•	LCD flat-panel display network. Advertising service revenue from our LCD flat-panel display network increased 39.6% from $131.4 million in 2006 to $183.4 million in 2007. The increase in advertising service revenue was attributable to: (i) continued acceptance of our media by an increasing number of advertising clients; (ii) the steady expansion of our media network, including the number of LCD displays and LED billboards on our network; and (iii) the sale of tailored advertising packages including through the six specialized channels on our commercial location network and by targeting advertising campaigns on specific lists of buildings requested by advertising clients which enable us to charge a premium.

•	Poster frame network. Advertising service revenue from our poster frame network more than doubled to $85.5 million in 2007 compared to $40.9 million in 2006. This increase in revenue was primarily attributable to robust sales as the total number of frames installed more than doubled from 95,878 as of December 31, 2006 to 190,468 as of December 31, 2007, including 10,819 digital frames which we introduced in 2007.

•	In-store network (excluding CGEN). Advertising service revenue from our in-store network (excluding CGEN), increased 2.0% to $27.4 million in 2007 from $26.9 million in 2006. This increase was attributable to steady sales of advertising services for this portion of our network as it continued to increase in size. Specifically, the number of displays installed in the in-store network (excluding CGEN) amounted to 49,452 as of December 31, 2007, up from 38,742 as of December 31, 2006, offset in part by increased discounts on our rate card that we offered due to relatively strong competition in this area, mainly from CGEN prior to our acquisition of it in January 2008. The number of hypermarkets in our network, from which we derive most of our in-store network revenue, increased from 1,100 as of December 31, 2006 to 1,398 as of December 31, 2007.

•	Other Revenue. Other revenue was primarily attributable to our Mobile handset advertising network. Revenue from our mobile handset advertising network increased significantly from $10.1 million in 2006 to $46.1 million in 2007 due to the increasing acceptance by advertisers of mobile handset advertising as telecommunications services and mobile handset ownership continues to grow in China.
Cost of revenues. Our cost of revenues for discontinued operations increased significantly from $80.6 million in 2006 to $126.5 million in 2007 due to increases in costs of expanding and maintaining our LCD flat-panel display, poster frame and in-store advertising networks (excluding CGEN) and our mobile handset advertising network.

•	Net advertising service cost — LCD flat-panel display network. Our net advertising service cost for our LCD display network increased 21.4% from $42.1 million in 2006 to $51.1 million in 2007. This increase was due to (i) the substantial increase in our advertising service business on our commercial location network between these two periods including substantial increases in our location costs due to a substantial increase in the number of commercial locations where we entered into display placement agreements, including those we operate in our outdoor billboard business; (ii) an increase in flat-panel display depreciation costs as a result of an increase in the number of flat-panel displays we own and operate directly from 80,623 as of December 31, 2006 to 107,533 as of December 31, 2007; (iii) our acquisition of 8 regional distributors during this period, (iv) an increase in other direct costs associated with maintaining the network and (v) payments associated with our lease of curbside LED billboards.

•	Net advertising service cost — in-store network (excluding CGEN). We incurred $23.5 million in net advertising service cost for our in-store network (excluding CGEN) in 2007 compared to $18.1 million in 2006, consisting of location costs and depreciation costs relating to the installation and maintenance of our in-store network (excluding CGEN).

•	Net advertising service cost — poster frame network. Our net advertising service cost for our poster frame network increased significantly to $28.1 million in 2007 compared to $13.6 million in 2006, attributable to location costs and depreciation costs relating to the installation and maintenance of poster frames on our network as we significantly increased the number of traditional poster frames on our network and, in June 2007, began to incur location costs associated with our digital poster frames.

•	Other costs of revenue — mobile handset advertising network. Net advertising service cost associated with our mobile handset advertising network increased significantly from $6.8 million in 2006 to $23.8 million in 2007. These costs consisted primarily of message costs charged by mobile operators.
          Gross profit. As a result of the foregoing, our gross profit for discontinued operations increased by 66.2% from $130.6 million in 2006 to $217.0 million in 2007. Our overall gross margin increased during the same period from 61.8% to 63.2%. Our gross margins for each of the businesses in our discontinued operations during these periods are presented in the following table:

	For the year ended December 31
	2006		2007		2008
		% of		% of
		net		net		% of net
	$	revenue	$	revenue	$	revenue
		(in thousand of U.S. dollars, except percentages)
Gross profit for discontinued operations
LCD display networks	89,295	42.3%	132,258	38.5%	176,937	41.5%
In-store network	8,802	4.2%	3,942	1.1%	(4,616)	(1.1)%
Poster frame networks	27,283	12.9%	57,386	16.7%	86,936	20.4%
Others	5,215	2.4%	23,438	6.8%	4,883	1.1%
Gross profit for discontinued operations	130,595	61.8%	217,023	63.2%	264,140	61.9%
Liquidity and Capital Resources
Cash Flows and Working Capital
          To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2008, we had approximately $422.9 million in cash and cash equivalents. As we have expanded our network, entered into a large number of display placement agreements, increased our acquisition of regional distributors and related businesses, and made strategic acquisitions, our cash needs for such acquisitions, the purchase of flat-panel displays, payment of our location and maintenance costs and employee costs increased significantly and accounted for the net cash used in investing activities. Our cash and cash equivalents primarily consist of cash on hand, liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of PRC operating affiliates and their respective subsidiaries described in “Item 4.C Information on the Company—Organizational Structure” in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our PRC operating affiliates and their subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating affiliates and their subsidiaries. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with PRC operating affiliates and their subsidiaries that provide us with effective control over PRC operating affiliates and their subsidiaries. In addition, we have access to the cash flows of PRC operating affiliates and their subsidiaries through contractual arrangements with our PRC indirect subsidiaries, which provide technical and other services in exchange for fees. See “Item 4.C Information on the Company—Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders and Subsidiaries”.

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
          The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2006, 2007 and 2008:

	For the year ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars)

Net cash provided by operating activities	$93,354	$166,960	$168,441
Net cash used in investing activities	(121,994)	(342,881)	(145,794)
Net cash provided by (used in) financing activities	153,521	442,976	(66,616)
Effect of exchange rate changes	3,077	18,750	16,468

Net increase (decrease) in cash and cash equivalent	127,958	285,805	(27,501)

          We had cash provided by operating activities of $168.4 million in 2008, compared to $167.0 million in 2007. Cash provided by operating activities has not increased in proportion to the increase of our revenue due to a significant increase in our account receivable balances and collection period for our account receivables in 2008 compared to 2007. The average number of days outstanding of our accounts receivable for our continuing operations, including from related parties, was 264 and 108 days, respectively, as of December 31, 2007 and 2008. The average number of days outstanding for our account receivable for our discontinued operations, including from related parties, was 107 and 130 days respectively, as of December 31, 2007 and 2008. On a whole-company basis (including continuing and discontinued operations), our account receivables increased to $278.9 million as of December 31, 2008 and the average collection period prolonged to 111 days as compared to 95 days in 2007.
          We had net cash used in investing activities of $145.8 million in 2008, consisting primarily of the following: (1) consideration paid and deposits paid to acquire subsidiaries aggregating $133.3 million, primarily for acquiring CGEN, and for the contingent consideration paid to the companies we acquired prior to 2008; and (2) capital expenditure of $72.9 million in connection with the expansion of our commercial location and poster frame networks;
          We had $66.6 million net cash used by financing activities in 2008, primarily from the application of $47.5 million to execute our share repurchase program and $30.4 million to repay a short-term loan, offset in part by $10.7 million in proceeds from the issuance of shares pursuant to our share option plan.
          We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as (i) the purchase or leasing of traditional billboards in connection with our continuing operations and (ii) the purchase of flat-panel displays and digital poster frames in connection with our discontinued operations and increased location cost. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network will be sufficient to cover any such obligations and costs. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
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

	For the year ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars)

Total capital expenditure	$22,878	59,451	72,876
          Our capital expenditures were made primarily to acquire flat-panel displays and digital frames for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities.
Restricted Net Assets
          Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2008, the amount of our restricted net assets was approximately $698.8 million.
A. Research, Development, Patents and Licenses, etc.
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
Patents and Trademarks
          We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel displays. We currently hold design patents for our new model of flat-panel display and our software. We have the right to use several trademarks relating to the “Focus Media” brand name in China and in Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China. Following our acquisition of Allyes, we also acquired all of its intellectual property including that held by its subsidiaries and affiliates. Upon the completion of our asset sale to SINA Corporation, the intellectual property related to “Focus Media” and “Framedia” will be transferred to SINA Corporation.

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
B. Trend Information
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
C. Off-balance Sheet Arrangements
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
D. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2008.

	Payments due December 31
	TOTAL	2009	2010	2011	2012	Thereafter
	(in thousands of U.S. dollars)
Display and poster frame placement agreement obligations.	$50,124	$34,233	$9,044	$3,530	$1,598	$1,719
Office premise lease obligations	5,416	2,950	1,588	761	117	—

Total contractual obligations	$55,540	$37,183	$10,632	$4,291	$1,715	$1,719

          Other than certain leasing arrangements relating to the placement of our flat-panel and office premises, as of December 31, 2008, we did not have any long-term debt obligations, operating lease obligations or purchase obligations.
          A portion of the purchase consideration for certain acquisitions we made, such as Framedia, is contingent and based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The maximum amount of such contingent payments for continuing and discontinued operations for 2009, 2010, and 2011 is $240 million in aggregate. Other than such contingent earn-out payments and potential liabilities relating to the litigation in which we are involved described under “— Legal Proceedings”, as of December 31, 2008, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities and the proceeds of this offering. Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.

Name	Age	Position
Jason Nanchun Jiang	36	Chief Executive Officer and Chairman of the Board of Directors
Zhi Tan	54	Executive Director
Jimmy Wei Yu	36	Director
Fumin Zhuo(1)	57	Director
Neil Nanpeng Shen(2)	41	Director
Charles Chao	43	Director
Daqing Qi(3)	46	Director
David Ying Zhang(4)	35	Director
Ying Wu (5)	50	Director
Alex Deyi Yang	33	Acting Chief Financial Officer
David Hailong Zhu	41	Senior Vice President — Internet Advertising

(1)	Independent director, chairman of the compensation committee and member of the audit committee and the nominations committee.

(2)	Independent director and chairman of the nominations committee.

(3)	Independent director, chairman of the audit committee and member of the compensation committee and nominations committee.

(4)	Independent director and member of the compensation committee.

(5)	Independent director and member of the audit committee.
          Jason Nanchun Jiang, our founder, has served as the chairman of our board of directors since May 2003 and our chief executive officer from May 2003 to March 2008. Mr. Jiang resumed his position as chief executive officer in January 2009. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997 which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of our current business operations. In December 2003, Mr. Jiang was selected by China News Publisher’s Media magazine as one of the “Media People of the Year”. In September 2003, Mr. Jiang was selected by the Television and Newspaper Committees of the China Advertising Commission as one of its “contemporary outstanding advertising media personalities”. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.
          Zhi Tan Aside from currently serving as executive director, has been a director since January 2007. Prior to his appointment, Dr. Tan previously served as chief executive officer, president and senior vice president in charge of the operations of our poster frame network. Dr. Tan was previously the chairman and chief executive officer of Framedia. Dr. Tan has extensive management and operational experience. He served as senior advisor at Tom.com of Hong Kong prior to joining Framedia. From 1999 to 2002, he was the chief executive officer of 8848.net Corporation, which was one of the largest online e-commerce organizations in China. Before joining 8848.net, Dr. Tan was deputy general manager for Microsoft China in 1999. Prior to Microsoft, Dr. Tan was senior vice-president for UTStarcom China from 1995 to 1998. He was directly responsible for all aspects of operations for both Microsoft China and UTStarcom China. Dr. Tan received his PhD in Computer Science from Worcester Polytechnic Institute of Massachusetts in 1987 and a B.S. in Computer Engineering from Jilin Industrial University in China in 1980.

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
          Ying Wu was appointed our director in May 2008. Starting in 2008, has been a partner of CTC Venture Capital, of which he is a founder. Prior to 2008, Mr. Wu was a founder, chief executive officer and president of UTStarcom since 1995 and has many years of experience in managing investments in the media and telecommunications industry.
          Alex Deyi Yang was appointed acting chief financial officer in January 2009. From August 2004 until his appointment as acting chief financial officer, Mr. Yang served as our general counsel. Prior to joining Focus Media in August 2004, Mr. Yang was general counsel of Linktone Ltd., a Nasdaq listed wireless value-added services company, from October 2002 until June 2004. Prior to that, Mr. Yang was an attorney at Commerce & Finance Law Offices in Beijing. Alex graduated from Shanghai International Studies University with a degree in finance and holds an LLM degree from Fudan University.
          David Hailong Zhu has been our Senior Vice President — Internet Advertising since March 2008. From 2001 until 2006, Mr. Zhu was a director and chief executive officer of Allyes, where he was vice president from 2000 until 2001. Prior to joining Allyes, Mr. Zhu worked at FCB Worldwide from 1999 to 2000 as account director. From 1995 to 1997, Mr. Zhu served as account manager at McCann-Erickson. Mr. Zhu worked at DMB&B as accounting executive from 1994 to 1995. Mr. Zhu obtained a bachelor’s degree in English Literature from the University of International Relations in Beijing and an EMBA from the China Europe International Business School.
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

B. Compensation
          In 2008, we paid aggregate cash compensation of approximately $577,000 to our directors and executive officers as a group. In 2006, 2007 and 2008, we granted to selected directors, officers and employees options to acquire an aggregate 14,800,000, 10,892,685 (of which 8,690,085 were cancelled) and 6,050,000 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
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
          Under our 2003 Option Plan:
•	In July and August 2004, we granted:
•	options to purchase 12,181,600 shares, representing 3.7% of our pre-offering diluted share capital, to certain members of our board of directors and our management group. Each of these options has an exercise price of $0.24 per share. 8,460,800 of these options vest over three years while the remaining 3,720,800 options vest over one year.

•	options to purchase 8,461,800 shares, representing 2.5% of our pre-offering diluted share capital, to members of our staff. Each of these options has an exercise price of $0.24 per share. 2,159,800 of these options vest over three years while the remaining 6,302,000 options vest over one year.

•	options to purchase 4,564,800 shares, representing 1.4% of our pre-offering diluted share capital, to third-party consultants and advisors. Each of these options have an exercise price of $0.24 per share. 1,310,400 of these options vest over three years while the remaining 3,254,400 options vest over one year.
          Under our 2005 Option Plan:
•	In January 2005, we granted additional options to purchase 1,200,000 of our ordinary shares to some of our directors with an exercise price of $0.58 per share. All of these options vest over three years.

•	In February 2005, we granted:
•	options to purchase 2,000,000 and 2,100,000 of our ordinary shares with an exercise price of $0.58 and $0.75, respectively, to certain of our executive officers and options to purchase 720,000 of our ordinary shares with an exercise price of $0.75 to certain of our employees. All of these options vest over three years.

•	options to purchase 1,240,000 of our ordinary shares to third-party consultants and advisors with an exercise price of $0.75. All of these options vest over three years.
•	In July 2005, we granted:
•	options to purchase 11,683,630 of our ordinary shares with an exercise price of $1.70, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 100,000 of our ordinary shares to a third-party consultant with an exercise price of $1.70. All of these options vest over three years.
•	In November 2005, we granted:
•	options to purchase 800,000 of our ordinary shares with an exercise price of $2.60, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 4,000,000 of our ordinary shares with an exercise price of $2.70, to certain of our executive officers and employees. All of these options vest over three years.
•	In March 2006, we granted options to purchase 3,000,000 of our ordinary shares with an exercise price of $5.09, to certain of our executive officers, employees and directors. All of these options vest over three years.
          Under our 2006 Option Plan:
•	In November 2006, we granted options to purchase 11,800,000 of our ordinary shares to certain of our employees, executive officers and directors. Of these options, 10,300,000 were issued to non-management employees and 1,500,000 were issued to our directors and officers. The issuance to our officers and directors included a grant to Jason Nanchun Jiang of options to purchase 500,000 of our ordinary shares. No other director or officer, upon exercise of all options granted, would beneficially own more than 1% of our outstanding ordinary shares. All of the options granted vest over a three year period, beginning one year from the date of issuance. The exercise price of the options is $5.724 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on November 14, 2016.

•	In March 2007 and May 2007, we granted options to purchase 1,200,000 and 100,000 of our ordinary shares to certain of our employees. The exercise price of the options is $7.20 and $7.394 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on March 18, 2017 and May 8, 2017, respectively.

•	In October 2007, we granted options to purchase 9,592,685 of our ordinary shares to certain of our employees, executive officers and directors. Of these options, 6,982,500 were issued to non-management employees and 2,610,185 were issued to our directors and officers. The issuance to our officers and directors included grants to Jason Nanchun Jiang and Zhi Tan of options to purchase 210,185 and 250,000 of our ordinary shares, respectively. No other director or officer, upon exercise of all options granted, would beneficially own more than 1% of our outstanding ordinary shares. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $11.422 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on October 3, 2017.
          Under our 2007 Option Plan:

•	In January 2008, we granted options to purchase 4,500,000 of our ordinary shares to certain of our non-management employees. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $9.10 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on January 29, 2018.

•	In March 2008, we granted options to purchase 2,750,000 of our ordinary shares to certain of our executive officers. Of these options, 2,500,000 were issued to Zhi Tan. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $8.262 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on March 9, 2018.

•	In April 2008, we granted options to purchase 6,632,500 of our ordinary shares to non-management employees. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $6.42 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on April 10, 2018.

•	In May 2008, we granted options to purchase 450,000 of our ordinary shares to certain of our independent directors. Of these options, 200,000 were issued to Ying Wu, 150,000 were issued to Daqing Qi and 100,000 were issued to David Zhang. All of the options granted vest over a four year period, beginning one year from the date of issuance. The exercise price of the options is $7.83 per share which was based on the market price of our ADSs at the time the options were granted. The options expire on May 13, 2018.
          In October 2008, we cancelled all options granted during the period from October 3, 2007 to July 25, 2008 and authorized the issue of new options to purchase up to 13,559,325 ordinary shares with a strike price of $2.44 per ordinary share. The option plans are intended to promote the success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. In 2006, 2007 and 2008, options to purchase 14,800,000, 10,892,685 and 13.559,325 ordinary shares were authorized and granted under the option plans, respectively. Under the terms of each option plan, options are generally granted at prices equal to the fair market value as determined by our board of directors, expire 10 years from the date of grant and generally vest over three years while certain options granted vest over one year. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.
          On September 19, 2008, our Internet advertising services segment (“Allyes”), in contemplation of an initial public offering, adopted the 2008 employee share option plan (the “Allyes 2008 Plan”), which allows Allyes to offer a variety of incentive awards to directors, consultants, advisors or any members of Allyes. Allyes granted 13,320,810 share options to employees on September 19, 2008. Under the terms of the Allyes 2008 Plan,, options are generally granted at exercise prices not less than 100% of the fair market value, as determined by the board of directors, generally expire 10 years from the date of grant and vest over a period of three years.
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
          The table below sets forth the option grants made to our directors and executive officers pursuant to our option plans as of March 31, 2009.

	Number of
	ordinary shares
	to be issued upon
	exercise of	Exercise per
	options	ordinary share	Date of grant	Date of expiration
		(in U.S. dollars)
Jason Nanchun Jiang	5,882,000	$0.24	August 25, 2004	August 24, 2014
	3,080,000	$2.60	November 2, 2005	November 1, 2015
	1,051,100	$2.70	November 16, 2005	November 15, 205
	710,185	$2.44	October 23, 2008	October 22, 2018
Jimmy Wei Yu	*	$0.24	July 5, 2004	July 4, 2014
	*	$0.24	August 25, 2004	August 24, 2014
	*	$1.70	July 13, 2005	July 13, 2015
	*	$2.44	October 23, 2008	October 22, 2018
Fuming Zhuo	*	$0.24	August 10, 2004	August 9, 2014
	*	$2.44	October 23, 2008	October 22, 2018
Neil Nanpeng Shen	*	$0.58	January 1, 2005	December 31, 2014
	*	$2.44	October 23, 2008	October 22, 2018
Charles Chao	*	$2.60	November 2, 2005	November 1, 2015
	*	$2.44	October 23, 2008	October 22, 2018
Daqing Qi	*	$5.09	March 10, 2006	March 9, 2016
	*	$7.83	May 14, 2008	May 13, 2018
	*	$2.44	October 23, 2008	October 22, 2018
Zhi Tan	*	$5.72	November 16, 2006	November 15, 2015
	*	$2.44	October 23, 2008	October 22, 2018
	*	$2.44	October 23, 2008	October 22, 2018
David Ying Zhang	*	$7.83	May 14, 2008	May 13, 2018
	*	$2.44	October 23, 2008	October 22, 2018
Ying Wu	*	$7.83	May 14, 2008	May 13, 2018
	*	$2.44	October 23, 2008	October 22, 2018
Alex Deyi Yang	*	$0.75	February 2, 2005	February 1, 2015
	*	$2.70	November 2, 2005	November 1, 2015
	*	$2.44	October 23, 2008	October 22, 2018
David Hailong Zhu	*	$2.44	October 23, 2008	October 22, 2018

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
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
          Audit Committee. Our audit committee currently consists of Daqing Qi, Ying Wu and Fumin Zhuo. Mr. Qi is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.
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
          Compensation Committee. Our current compensation committee consists of Fumin Zhuo, Daqing Qi and Ying Wu. Mr. Zhuo is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).
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
          Nominations Committee. Our current nominations committee consists of Neil Nanpeng Shen, Daqing Qi and Fumin Zhuo. Mr. Shen is the chairman of our nominations committee. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).
          Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
D. Employees
          As of December 31, 2008, we had a total of 5,006 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of December 31, 2008:

	Number of
	employees (1)	Percentage
Sales and marketing	1,576	31.5%
Operations	2,701	54.0%
Management and administration	729	14.5%

Total number of employees	5,006	100%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.
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
E. Share Ownership
          Please see Item 6.B. and Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 15, 2009:
•	each person known to us to own beneficially more than 5% of our ordinary shares and

•	each of our directors and executive officers who beneficially own our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of June 15, 2009, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 654,719,620 ordinary shares outstanding as of June 15, 2009.

	Shares beneficially owned
	Number	Percent
Principal Shareholders
Fosun International Limited(1)	185,509,885	28.33%
JJ Media Investment Holding Ltd./Jason Nanchun Jiang(2)	66,586,144	10.17%
FMR LLC(3)	40,804,390	6.23%
TPG-Axon Capital Management, LP(4)	35,000,000	5.35%
Sloane Robinson LLP(5)	34,700,500	5.30%
T. Rowe Price Associates, Inc.(6)	34,206,405	5.22%

Directors and Executive Officers (7)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (8)	66,586,144	10.17%
Jimmy Wei Yu	*	*
Neil Nanpeng Shen	*	*
Charles Chao	*	*
Fumin Zhuo	*	*
Daqing Qi	*	*
Zhi Tan	*	*
David Ying Zhang	*	*
Ying Wu	*	*
Alex Deyi Yang	*	*
David Hailong Zhu	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Information based on the amended Schedule 13G filed on March 26, 2009 on behalf of Fosun International Limited. The business address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong S.A.R.

(2)	Information based on the amended Schedule 13G filed on February 12, 2009 on behalf of Jason Nanchun Jiang. Includes 60,704,144 ordinary shares beneficially owned by JJ Media Investment Holding Ltd., 5,041,600 ordinary shares beneficially owned by Target Sales International Limited and 840,400 ordinary shares beneficially owned by Target Management Group Limited. JJ Media Investment Holding Ltd., Target Sales International Limited and Target Management Group Limited are 100% owned by Jason Nanchun Jiang, our founder and executive chairman. The business address of Jason Nanchun Jiang is c/o Focus Media Holding Limited, 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai, China 200050.

(3)	Information based on the amended Schedule 13G was filed on January 12, 2009 on behalf of FMR LLC. The business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, USA 02109.

(4)	Information based on the Schedule 13G was filed on February 18, 2009 on behalf of TPG-Axon Capital Management, LP. Includes 11,324,930 ordinary shares held by TPG-Axon Partners, LP and 23,675,070 ordinary shares held by TPG-Axon Partners (Offshore), Ltd. The business address of TPG-Axon Capital Management, LP is 888 Seventh Avenue, 38th Floor, New York, New York, USA 10019.

(5)	Information based on the amended Schedule 13G filed on May 15, 2009 on behalf of Sloane Robinson LLC. The business address of Sloane Robinson LLC is 20 Dunstan’s Hill, London EC3R 8ND, United Kingdom.

(6)	Information based on the Schedule 13G filed on February 13, 2009 on behalf of T. Rowe Price Associates, Inc. The business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland, USA 21202.

(7)	The address of our current directors and executive officers is c/o Focus Media Holding Limited, 28F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China.

(8)	See note 2.
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
B. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2006, 2007 and 2008 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2006	2007	2008
		(in U.S. dollars)
Shanghai Everease Advertising & Communication Ltd. (“Everease”)	Jason Nanchun Jiang	$7,764,977	$3,132,954	$(132,116)
Multimedia Park Venture Capital	Jimmy Wei Yu	3,885,546	104	—
Shanghai Jobwell Business Consulting Co., Ltd.	Jimmy Wei Yu	1,382,695	—	—
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	1,122,945	—	—
Shanghai Wealove Business Consulting Co., Ltd.	Jimmy Wei Yu	671,488	—	—
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	982,527	—	—
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	3,230,040	44,542	—
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	190,563	1,095,814	1,637,297
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	119,768	608,150	2,002,839
Home-Inn Hotel Management (Beijing) Co., Ltd	Neil Nanpeng Shen	78,742	82,356	256,690
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	178,933	—	69,863
51.com	Neil Nanpeng Shen	—	19,611	718
Qihoo.com	Neil Nanpeng Shen	—	12,151	48,385
UUSEE	Neil Nanpeng Shen	—	27,789	78,572
Aikong.com	Jason Nanchun Jiang	—	—	56,190
Giant Interactive Group Inc.	Jason Nanchun Jiang	—	—	4,153,948
China Vanke Co., Ltd.	Daqing Qi	—	—	909,775
Beijing Huayi Brothers	Jason Nanchun Jiang	—	—	43,561
Beijing Dentsu Advertising Co., Ltd.	Dian Zhong	—	—	10,390,101
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	—	243,628	87,638

Total		$19,608,224	$5,267,099	$19,603,461

     Details of advertising space leasing costs charged, net of agency rebates received or receivables from gateway websites, of those whom are the related parties, for the years ended December 31, 2006, 2007 and 2008 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2006	2007	2008
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	$—	$24,755,004	$50,294,367
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	14,596,893	39,061,219
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	—	130,230	343,546
51.com	Neil Nanpeng Shen	—	204,612	887,603
Qihoo.com	Neil Nanpeng Shen	—	305,413	847,021
UUSEE	Neil Nanpeng Shen	—	15,929	306,899
E-House(China) Holdings Limited	Neil Nanpeng Shen	—	2,008	—

Total		$—	$40,010,089	$91,740,655

			December 31,
Name of related parties	Note	Director interested	2006	2007	2008
Shanghai Everease Advertising & Communication Ltd. (“Everease”)	(a)	Jason Nanchun Jiang	$6,331,549	$133,543	$4,136
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	12,705	—	232,399
Shanghai Shengchu Advertising Agency Co., Ltd.	(a)	Jimmy Wei Yu	403,889	—	—
Beijing Sina Internet Information Services Co., Ltd.	(a)	Charles Cao	—	3,385,671	2,183,809
Beijing Sohu New-age Information Technology Co., Ltd.	(a)	Daqing Qi	—	1,198,429	4,905,642
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	(a)	Neil Nanpeng Shen	—	89,946	49,401
51.com	(a)	Neil Nanpeng Shen	—	105,147	215,854
UUSEE	(a)	Neil Nanpeng Shen	—	10,952	18,937
Home-Inn Hotel Management (Beijing) Co., Ltd.	(a)	Neil Nanpeng Shen	39,699	—	23,838
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	—	150,158	146,033
Qihoo.com	(a)	Neil Nanpeng Shen	—	17,683	53,724
Giant Interactive Group Inc.	(a)	Jason Nanchun Jiang	—	—	174,079
Beijing Dentsu Advertising Co., Ltd.	(a)	Dian Zhong	—	—	1,716,419
David Yu	(b)	David Yu	1,064,947	—	—

Total			$7,852,789	$5,091,529	$9,724,271

Note (a)	— These amounts represent trade receivables for advertising services provided.

Note (b)	— The amount represents a payment due from the ex-shareholder of Target Media for an indemnification of a contingent liability which arose after the acquisition. This amount was paid out in cash in 2007.
     Details of amounts due to related parties as of December 31, 2006, 2007 and 2008 are as follows:

			December 31,
Name of related parties	Note	Director interested	2006	2007	2008
Beijing Sina Internet Information Services Co., Ltd.	(d)	Charles Cao	$—	$12,491,999	$11,586,228
Beijing Sohu New-age Information Technology Co., Ltd.	(d)	Daqing Qi	—	301,520	3,039,075
51.com	(d)	Neil Nanpeng Shen	—	179,750	554,326
UUSEE	(d)	Neil Nanpeng Shen	—	3,696	151,197
Home-Inn Hotel Management (Beijing) Co., Ltd.	(d)	Neil Nanpeng Shen	—	171	—
Tan Zhi	(c)	Tan Zhi	345,768	—	—
Qihoo.com	(d)	Neil Nanpeng Shen	—	—	129,427
Giant Interactive Group Inc.	(d)	Jason Nanchun Jiang	—	—	146,314
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	(d)	Neil Nanpeng Shen	—	—	80,543

Total			$345,768	$12,977,136	$15,687,110

Note (c)	— The amount represents the amount due to the president of Focus Media for operating funds of Framedia. The loan was non-interest bearing and was fully repaid in 2007.

Note (d)	— the amounts represent trade payables for advertising services purchased.
Other Related Party Transactions
Shareholders Agreement
     See Item 14.A—Material Modifications to the Rights of Security Holders and Use of Proceeds” for a description of our amended shareholders’ agreement.
Loans to Shareholders of Our PRC Operating Affiliates
     Pursuant to loan agreements entered into by the relevant PRC operating subsidiaries and the shareholders of each of our PRC operating affiliates, respectively, the shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant wholly foreign-owned for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2008, the full amounts of the loans to these shareholders remained outstanding. The relevant PRC operating subsidiary granted these loans without interest.
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
Advertising Services Provided by Everease
     In 2006, Everease charged us $47,804 for providing administration services.
Transactions with Entities Affiliated with Jimmy Wei Yu
     For each of the years ended December 31, 2006, 2007 and 2008, office rentals were paid to Multimedia Park Venture Capital approximately amounting to $476,902, $690,018 and $870,718 respectively.
     These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders and Subsidiaries
     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under “Item 10.H Additional Information — Documents on Display” and “Item 19. Exhibits”.
     We have entered into a series of contractual arrangements with our PRC operating affiliates and their respective shareholders and subsidiaries, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders and subsidiaries may only be amended with the approval of our audit committee or another independent body of our board of directors. In connection with our acquisition of Framedia, we entered into a series of contractual arrangements with Focus Media Advertisement’s subsidiaries relating to our poster frame network, Framedia Advertisement, New Structure Advertisement, and Guangdong Framedia, each of which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Each of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency, respectively. With regard to Allyes, which we acquired in March 207, New Allyes Information has entered into a series of contractual arrangements with the Allyes operating affiliates and their shareholders, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of the contractual arrangements with the Allyes operating affiliates and their shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. With regard to Huaguang, which we acquired in June 2007, Shanghai OOH Advertisement Co., a subsidiriary of Hua Kuang Advertising Company Ltd, has entered into a series of contractual arrangements with Huaguang operating affiliates and their shareholders, including contracts relating to certain shareholder rights and corporate governance matters.
Transfer of Ownership When Permitted By Law
     Pursuant to call option agreements, including in certain cases subsequent participation letters by new subsidiaries of our PRC operating affiliates, by and among our PRC operating subsidiaries, our PRC operating affiliates, and their respective shareholders and its subsidiaries, the two shareholders of each of our PRC operating affiliates, which shareholders are either (i) two PRC citizens designated by us or (ii) two PRC entities owned by our subsidiaries or by our designated appointees, has granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, and its subsidiaries, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law. In some cases, pursuant to separate letters of undertaking each such shareholder agrees to pay to the relevant PRC operating subsidiary or us any excess of the purchase price paid for the equity interests in, or assets of, the relevant PRC operating affiliate or its subsidiaries over the respective registered capital of such affiliate or its subsidiaries in the event that the wholly-foreign owned subsidiary or its designee exercises such option.
Voting Arrangements
     Pursuant to voting rights proxy agreements and in certain cases subsequent participation letters by new subsidiaries of the PRC operating affiliates, by and among the PRC operating subsidiaries, the PRC operating affiliates and their subsidiaries, each of the respective shareholders of the PRC operating affiliates has granted a PRC individual designated by the PRC operating subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and those subsidiaries and all of their other voting rights as shareholders of the PRC operating affiliates and their subsidiaries, as the case may be, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates and their respective subsidiaries, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreements
     Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by new subsidiaries of the PRC operating affiliates, by and among the relevant PRC operating subsidiaries, the relevant PRC operating affiliates and their respective subsidiaries, each shareholder of the relevant PRC operating affiliates has pledged his or its equity interest in the relevant PRC operating affiliates and their subsidiaries, as the case may be, to certain of the PRC operating subsidiaries to secure their obligations under the relevant contractual control agreements to which each is a party, including but not limited to, the obligations of the relevant PRC operating affiliates and their respective subsidiaries under certain technical services agreements, trademark licence agreements and exclusive services agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate or its subsidiaries, as the case may be, without the prior written consent of the relevant PRC operating subsidiary.
Equity Trust Agreements
     Pursuant to the equity trust agreement by and among Focus Media Advertisement and Focus Media Technology, Focus Media Advertisement holds a 9% equity interest in Focus Media Digital in trust for the benefit of Focus Media Technology. Under the equity trust agreement, Focus Media Technology provides trust funds to Focus Media Advertisement to be used for the purchase of a 9% equity interest in Focus Media Digital and Focus Media Technology agrees to be the beneficiary of any profits or other benefit generated that is attributable to the management, use or disposal of the trust funds. Through these arrangements, we have enabled our indirect subsidiary, Focus Media Technology, to beneficially hold an additional 9% of the interest in Focus Media Digital in addition to the 90% equity interest it holds in its own name.
Cooperation Agreements
     Pursuant to the cooperation agreements by and among New Focus Media Advertisement, Focus Media Advertisement and its subsidiaries, New Focus Media Advertisement entrusted Focus Media Advertisement and its subsidiaries to disseminate advertisements as required by New Focus Media Advertisement in all locations rented by Focus Media Advertisement and its subsidiaries, and to sell advertising time slots for those locations, and each of Focus Media Advertisement and its subsidiaries ensures the allocation of advertising time slots on its respective portion of the advertising network adequate for the dissemination of advertising content as agreed upon between New Focus Media Advertisement and its advertising clients. New Focus Media Advertisement pays a dissemination fee to Focus Media Advertisement and its relevant subsidiaries for dissemination services on a cost-plus basis.
Asset Transfer Agreement
     Pursuant to the asset transfer agreement entered into by and between Focus Media Digital and New Focus Media Advertisement, Focus Media Digital transferred to New Focus Media Advertisement all of its assets relating to its out-of-home LCD television advertising business at fair market value.
Technology Transfer Agreement
     Pursuant to the technology and assets transfer agreement by and between Focus Media Digital and New Focus Media Advertisement, Focus Media Digital transferred to New Focus Media Advertisement all of its technology at a fixed fee.
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
Legal Proceedings
     On or about November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us and the underwriters of our follow-on offering of November 2007. On or about December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us, certain of our officers and directors, and the underwriters of our follow-on offering of November 2007. Both complaints allege that our registration statement on Form F-1 on November 1, 2007, as amended, and the related prospectus contained inaccurate statements of material fact. On April 24, 2008, the court consolidated the Eastriver Partners, Inc. and Scott Bauer actions into an action captioned In re Focus Media Holding Limited Litigation and named Iron Workers Local No. 25 Pension Fund as lead plaintiff in the consolidated action. On June 23, 2008, Lead Plaintiff filed a consolidated amended complaint. Specifically, the complaints allege that we failed to disclose reduced gross margins in our Internet advertising business division due to acquisitions we made. The complaint filed by Scott Bauer also alleges that we issued a press release concerning our second quarter 2007 financial results that contained inaccurate statements of material fact. On September 5, 2008, we, certain of our officers and directors, and the underwriters filed a motion to dismiss the consolidated amended complaint. On November 5, 2008, the lead plaintiff filed its opposition to the motion to dismiss. A reply brief was filed on December 5, 2008. The motion to dismiss is pending before the court. We believe we have meritorious defenses to the claims alleged and intend to defend against these lawsuits vigorously. However, there can be no assurance that we will prevail in any such litigation and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.
     On December 10, 2008, Shanghai Focus Media Defeng Advertisement Co., Ltd filed a complaint with Shanghai No. 2 Intermediate People’s Court against Shanghai Darunfa Co. Ltd, requesting (i) termination of an in-store information broadcast system co-operation agreement, dated as of September 3, 2007, and a supplement to the agreement, dated as of May 30, 2008; (ii) return of deposit in the amount of RMB 20 million; (iii) return of rental payment in the amount of RMB 20 million (calculated based upon 50,000 RMB per store for number of 80 stores and for period of 5 months); (iv) liquidated damage in the amount of RMB 48 million; and (v) reimbursement of relevant court and notary fees in connection of the lawsuit. The lawsuit has gone through 2 sessions before court with judgment pending.
     On February 11, 2009, Ying Ping, a PRC citizen, filed an arbitration application in Beijing with China International Economic and Trade Arbitration Commission (“CIETAC”) against us, requesting us, (i) to continue to perform a Share Purchase Agreement, dated as of March 20th 2007, between Ying Ping and us; (ii) to pay an overdue share purchase price in the amount of RMB 106.56 million and accrued interests thereof; and (iii) to bear their legal counsel fee in the amount of RMB 2.3 million and other relevant arbitration costs. The CIETAC accepted Ying Ping’s application for arbitration on February 24, 2009 and no arbitration session has been held yet. We believe we have meritorious defenses to the claims alleged and intend to defend against such claims vigorously. However, there can be no assurance that we will prevail in any such arbitration and any adverse outcome of this case could have a material adverse effect on our business or results of operations.
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
B. Significant Changes
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
•	On January 26, 2009, we make certain changes to our management team. Our chairman Jason Jiang resumed his position as chief executive officer to replace Dr. Tan Zhi, who continues to serve as an executive director. We also appointed Alex Deyi Yang, who has been our general counsel since August 2004, as acting chief financial officer to replace Daniel Wu, who resigned to pursue other professional interests. We also appointed Michael Xu as vice president of finance; and

•	In the first quarter of 2009, we suspended operation of a significant portion of our outdoor LED billboard network in Shanghai due to government regulations governing the use of curbside billboards. For the same reason, we suspended operation of a roving billboard placed on a barge that circulated on the Bund river along a popular boardwalk area in Shanghai.

•	In 2009, we decided to suspend installation of additional digital frames on our our poster frame network for the foreseeable future.

•	Jason Jiang, who is one of the shareholders of a number of the PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed procedures to take on citizenship of another jurisdiction in second quarter of 2009. Based on enquiries and discussions with the relevant PRC regulatory authorities, we have been informed that Jason Jiang’s change in citizenship does not change the status and nature related to our PRC operating affiliates and we believe such change will not have any material adverse effect on our business operations.

•	In 2009, we have renegotiated share purchase agreements with the former shareholders of certain companies that were the subject of our sale to Sina. Under the renegotiated agreements, the earnings multiples used to calculate the total earn-out payment have been reduced, and additional downward adjustments were made based on uncollected account receivable balances.

•	Allyes reduced the exercise price of 13,320,810 share options from $4.28 to $2.10 per share with no change in other terms and conditions. The modification resulted in an increase in share-based compensation of $3.1 million, which will be recognized over the remaining vesting period of the original awards.
     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-

share ratio of five-to-one. For the period from July 1, 2008 to June 29, 2009 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$4.84 to a high of US$33.82 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each month since July 2008.

	SALE PRICE
	HIGH	LOW
	US$	US$
MONTHLY HIGHS AND LOWS
2008 (from July 1)
July	29.91	22.48
August	32.79	23.71
September	33.82	21.94
October	28.79	12.01
November	20.69	6.24
December	11.67	6.62
2009
January	10.35	6.73
February	8.88	6.80
March	7.30	4.84
April	7.33	6.20
May	8.83	6.30
June (to June 29)	9.39	6.52
     As of April 30, 2009, a total of 117,283,702 ADSs were outstanding. As of April 30, 2009, 586,418,510 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
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
     Purchase Price. We agreed to pay the selling shareholders of Allyes $70 million in cash and 19,969,080 Focus Media ordinary shares. In addition, in March, 2008, we made an earn-out payment of 9,662,458 ordinary shares (based upon a fixed price per ordinary share of $7.726) to Allyes in connection with certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008. None of the ordinary shares received by the Allyes selling shareholders are currently subject to lock-up
     Representations and Warranties. In the share purchase agreement, the Allyes selling shareholders made customary representations and warranties to us, which generally survive for a period of fifteen months following the closing date. However, a number of specified representations and warranties survive for longer periods. We made customary representations and warranties to the Allyes selling shareholders, which survive for a period of one year following the closing date.
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
Control Over Acquired Entities
     We have entered into a series of agreements with the subsidiaries, affiliated entities and nominee shareholders of such affiliated entities of each of Target Media, Framedia, Focus Media Wireless, Huaguang, Allyes and CGEN that provide us with effective control over each of their respective affiliated entities while enabling the their businesses to be consolidated with the respective Cayman holding company of each such business and with us. See “Item 4.C Information on Our Company—Organization Structure— Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Us, Our PRC operating subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.
Sale of Assets to SINA Corporation
     On December 22, 2008, we announced that it entered into a definitive agreement with SINA Corporation (“SINA”), under which SINA will acquire substantially all of the assets of our digital out-of-home advertising networks, including LCD display network, poster frame network and in-store network (excluding CGEN). The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed by the third quarter of 2009. Based on the December 22, 2008 announcement, SINA will issue 47 million newly issued ordinary shares to Focus as consideration for the acquired assets. Focus will then distribute SINA shares to its shareholders shortly after the closing.

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
United States Federal Income Taxation
     The following discussion describes certain United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, it deals only with ordinary shares and ADSs held as capital assets. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a United States expatriate or a person treated as a resident of more than one country;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass through entity for United States federal income tax purposes or a person holding our ordinary shares or ADSs through any such entity; or

•	a person whose “functional currency” is not the United States dollar.
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
Taxation of Dividends
     Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on our ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not our ordinary shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the Unites States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the Unites States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
     In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—“People’s Republic of China Taxation”, you may be subject to PRC withholding taxes on dividends paid to you with respect to our ordinary shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income form sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. Furthermore, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum holding period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Passive Foreign Investment Companies

     We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2008, we do not expect to be a passive foreign investment company (“PFIC”), for 2009, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules.
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
     If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably to each day in your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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

     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.
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
Taxation of Capital Gains
     Subject to the discussion above under “Passive Foreign Investment Companies”, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your adjusted tax basis in the ordinary shares or ADSs. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares or ADSs. Any gain or loss you recognize will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—“People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of our ordinary shares or ADSs, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.
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

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
Tax Considerations of the Sina Sale and Distribution of the Sina Shares
     Under our current structure, we expect that the distribution of Sina shares following the Sina Sale will be taxable as a dividend to you in the manner described above under “—Taxation of Dividends.”
     In connection with the Sina Sale, we may elect to be treated as a partnership for United States federal income tax purposes. Such an election would generally be treated as if we had liquidated for United States federal income tax purposes and the Sina shares would be treated as having been distributed as part of such deemed liquidation. Accordingly, the distribution of Sina shares would not be taxable as a dividend to you. Instead, you would generally be treated as if you had exchanged your ordinary shares or ADSs for the proportionate share of our assets represented by such ordinary share or ADS, including the Sina shares distributed to you. As result of such deemed exchange, you would generally recognize gain or loss in the manner described under "—Taxation of Capital Gains” in amount equal to the difference, if any, between the fair market value of the property deemed received in the liquidation (including the Sina shares)you’re your adjusted tax basis in your ordinary shares or ADSs.
     Following any such election, we expect that United States Holders of our ordinary shares or ADSs will be treated as partners in a partnership for United States federal income tax purposes. The United States federal income tax treatment of partners of a partnership is complex. In general, a partnership is not itself subject to United States federal income tax. Rather, each taxable year the partnership reports to each of its partners such partner’s allocable share of the partnership’s income, gain, loss and deductions for such taxable year. Each partner is required to report and take its allocable share of such items into account when determining its United States federal income tax liability. Prior to the consummation of the Sina Sale, we will provide additional information regarding the United States federal income tax considerations of the Sina Sale and distribution of Sina shares.
     PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of fiscal 2006, 2007 and 2008.

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
     Upon the closing of our acquisition of Allyes, we granted the former shareholders of Allyes registration rights with regard to the Focus Media ordinary shares we issued to them . Under the terms of our agreement with the former Allyes shareholder:
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
B. Use of Proceeds
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were not effective primarily because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.”
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness. Largely as a result of a significant number of departures among our executive management and senior financial personnel and competing priorities within our company, our control procedures to ensure that non-routine transactions and the implications of events subsequent to the balance sheet date (and the information relevant for accounting purposes) known to senior management are communicated timely to those charged with maintaining our books and records did not operate effectively. We have concluded that this deficiency constitutes a material weakness. Since its identification, we have taken, and are continuing to take, the following steps in order to remedy this material weakness: (1) improving internal communications protocols between executive management and accounting and finance personnel and (2) hiring additional accounting and finance personnel to compensate for the aforementioned departures.
     The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Focus Media Holding Limited
We have audited Focus Media Holding Limited and subsidiaries (the “Group’s”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The control procedures to ensure that non-routine transactions and the implications of events subsequent to the balance sheet date (and the information relevant for accounting purposes) known to senior management are communicated timely to those charged with maintaining the Group’s books and records did not operate effectively. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Group and this report does not affect our report on such financial statements and financial statement schedule.
In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Group and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”, effective January 1, 2007, and Statement of Financial Accounting Standards No. 123R, “Share-based Payment”, effective January 1, 2006.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
June 30, 2009

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Daqing Qi, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.
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

	For the year ended December 31,
	2007	2008
	(in thousands, US dollar)
Audit Fees (1)	$1,960	$1,950
Audit-related Fees (2)	—	850
Tax Fees (3)	394	453
All Other Fees (4)	—	—

Total	$2,354	$3,253

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.

(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our transfer study activities.

(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Maximum Number
			Total Number of	(or Approximate
			ADSs Purchased as	Dollar Value) of
			Part of Publicly	ADSs that May Yet
	Total Number of	Average Price Paid	Announced	Be Purchased
Period	ADSs Repurchased	per ADS(2)	Program(1)	Under the Program
August 2008	680,973	$29.34	680,973	$80,020,285
September 2008	405,654	$24.63	1,086,627	$70,028,740
October 2008	501,715	$19.91	1,588,342	$60,041,501
November 2008	800,000	$7.32	2,388,342	$54,187,501

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, and will be, made from time to time on the open market at prevailing market prices or in block trades. The repurchases have been, and will be, made subject to restrictions relating to volume, price and timing. The timing and extent of any repurchases will depend upon market conditions, the trading price of our ADSs and other factors. We expect to implement this share repurchase program over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly.

(2)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     None.
ITEM 16G.  CORPORATE GOVERNANCE
     None.
PART III
ITEM 17.  FINANCIAL STATEMENTS
     The Registrant has elected to provide the financial statements and related information specified in Item 18.
ITEM 18.  FINANCIAL STATEMENTS
     The following is a list of the audited financial statements and a report of the independent registered public accounting firm included in this annual report beginning on page F-1.
ITEM 19.  EXHIBITS

Exhibit
Number	Description of Exhibits
3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2*	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3*	Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers, Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of (i) the corporate structure of Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. and contractual arrangements among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, (ii) the corporate structure of Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and contractual arrangements among Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu and (iii) the corporate structure of Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd., Beijing Focus Media Wireless Technology Co., Ltd., Jason Nanchun Jiang and Jimmy Wei Yu.

8.1*	Form of opinion of Conyers, Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.1*	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.2*	Technology License and Service Agreement, dated March 28, 2005, by and among Focus Media Digital Information Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisements Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.3*	Business Cooperation Agreement, dated March 28, 2005, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.4*	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5*	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.6*	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.7*	Trust Agreement, dated March 28, 2005, by and between Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

Exhibit
Number	Description of Exhibits
10.8*	Trademark License Agreement, dated March 28, 2005, by and among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries.

10.9*	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10*	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11*	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12*	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004.

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004.

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003.

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communication Company, dated as of November 2004.

10.17*	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003.

10.18*	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003.

10.19*	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003.

10.20*	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.21*	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003.

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.23*	Share Option Plan 2005.

10.24*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.25*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.26*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.27*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.28*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.29*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.30*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.31*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.32*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.33*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.34*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.35*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.36*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.37*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.38*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.39*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.40*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.41*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.42*	Equity Pledge Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.43*	Call Option Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.44*	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.45*	Equity Pledge Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.46*	Call Option Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.47*	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein.

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders.

10.50*	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Wireless Holdings Co., Ltd.

10.52*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.53*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.54*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus

Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

Exhibit
Number	Description of Exhibits
10.55*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.61*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.64*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

Exhibit
Number	Description of Exhibits
10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.88*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.89*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.90*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94*	Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95*	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96*	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.97*	2006 Share Option Plan.

10.98*	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.99*	Asset Transfer Agreement, dated as of January 30, 2003, among Shanghai Allyes Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Xiangdong Xiong and Jiangang Wang.

10.100*	Call Option Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.101*	Call Option Agreement, dated as of January 30, 2003, among Xiangdong Xiong, new Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.102*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Jianggang Wang.

10.103*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.104*	Exclusive Service Agreement, dated as of January 20, 2003, by and among Shanghai Allyes Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.105*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.106*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

Exhibit
Number	Description of Exhibits
10.107*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.108*	Call Option Agreement, dated November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.109*	Call Option Agreement, dated November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.110*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.111*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.112*	Exclusive Service Agreement, dated as of November 1, 2004, by and among Shenzhen Baifen Creation Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.113*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.114*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.115*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.116*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.117*	Asset Transfer Agreement, dated November 30, 2004, among Shanghai Huxin Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.118*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.119*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.120*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.121*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.122*	Exclusive Service Agreement, dated as of November 11, 2004, by and among Shanghai Huxin Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.123*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology

(Shanghai) Co., Ltd. and Suyang Zhang.

Exhibit
Number	Description of Exhibits
10.124*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.125*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.126*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.127*	Asset Transfer Agreement, dated as of November 30, 2004, among Shanghai MSN Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.128*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.129*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.130*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.131*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.132*	Exclusive Service Agreement, dated as of November 3, 2004, by and among Shanghai MSN Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.133*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.134*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.135*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.136*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.137*	Asset Transfer Agreement, dated as of May 17, 2005, among Shanghai Quanshi Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.138*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.139*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.140*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.141*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.142*	Exclusive Service Agreement, dated as of April 20, 2005, by and among Shanghai Quanshi Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.143*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.144*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.145*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.146*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.147*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.148*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.149*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.150*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.151*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.152*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.153*	Exclusive Service Agreement, dated as of July 1, 2006, by and among Shanghai Kuantong Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.154*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.155*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.156*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.157*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.158*	Share Purchase Agreement, dated as of July 21, 2006, among EFT Partners Limited, Focus Media Holdings Limited, Appreciate Capital Ltd., Zhang Qingyong and Wang Yongmei.

10.159*	Registration Rights Agreement, dated as of March 28, 2007, by and among Focus Media Holding Limited and Persons who represent certain former shareholders, warrant holders and options holders of Allyes Information Technology Company Limited.

10.160*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.161*	2007 Share Option Plan

10.162*	Share Purchase Agreement, dated as of December 8, 2007, among Focus Media Holding Limited, CGEN Digital Media Company Limited and the selling shareholders and other parties named therein.

10.163*	Registration Rights Agreement, dated as of January 2, 2008, among Focus Media Holding Limited and the former shareholders of CGEN Digital Media Company Limited named therein.

10.164*	Equity Pledge Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd.

10.165*	Call Option Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.166*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.167*	Exclusive Technology and Consulting Agreement, dated as of January 16, 2006, among CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.168	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.169	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.

10.170	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.

10.171	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.

10.172	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.

10.173	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.174	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertisement Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.

10.175	Equity Pledge Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.

10.176	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.

10.177	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.

10.178	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.

10.179	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.

10.180	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.

10.181†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1	Consent of Conyers, Dill & Pearman.

15.2	Consent of Global Law Office.

15.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

21.1	List of Subsidiaries.

*	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: June 30, 2009

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FOCUS MEDIA HOLDING LIMITED
We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2006, 2007, and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and subsidiaries as of December 31, 2006, 2007, and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
As discussed in Note 11 to the consolidated financial statements, effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”. Also, as discussed in Note 2(r) to the consolidated financial statements, effective January 1, 2006, the Group changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standards No. 123R “Share-based Payment”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an adverse opinion on the Group’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
June 30, 2009

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007	2008
	(In U.S. Dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$164,610,942	$450,416,381	$142,434,073
Investment in debt and equity securities	—	90,145,360	—
Accounts receivable, net of allowance for doubtful accounts of $1,308,554, $5,310,835 and $4,395,022 in 2006, 2007 and 2008, respectively	61,614,343	206,102,130	135,270,359
Inventories	519,095	1,654,451	24,873
Prepaid expenses and other current assets	5,199,355	58,884,992	15,117,274
Deposits paid for acquisition of subsidiaries	3,526,370	40,401,852	29,675,790
Amounts due from related parties	7,852,789	5,091,529	7,913,125
Rental deposits	—	28,762,699	10,089,633
Assets held for sale-current	—	—	467,045,566

Total current assets	243,322,894	881,459,394	807,570,693
Rental deposits	11,833,290	5,301,990	133,362
Equipment, net	70,249,324	95,478,326	6,292,294
Acquired intangible assets, net	34,717,019	155,717,055	77,712,847
Goodwill	739,743,871	943,398,282	30,699,525
Other long-term assets	6,375,682	58,182,855	10,736,177
Assets held for sale-non current	—	—	599,149,115

Total assets	$1,106,242,080	$2,139,537,902	$1,532,294,013

Liabilities and shareholders’ equity
Current liabilities:
Short-term loans	$2,769,459	$—	$—
Accounts payable	5,987,593	50,378,576	67,904,888
Accrued expenses and other current liabilities	38,674,175	190,312,946	61,911,260
Income taxes payable	4,060,170	21,391,295	12,622,191
Amounts due to related parties	345,768	12,977,136	15,687,110
Liabilities held for sale-current	—	—	160,738,638
Deferred tax liabilities	—	1,226,999	—

Total current liabilities	51,837,165	276,286,952	318,864,087

Liabilities held for sale-non current	—	—	1,959,412
Deferred tax liabilities	3,303,110	6,393,505	11,580,681

Total liabilities	$55,140,275	$282,680,457	$332,404,180

Commitments and contingencies (Note 15)

Minority interest	357,814	1,913,248	2,105,790

Shareholders’ equity
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2006, 2007 and 2008; 534,896,873, 640,230,852 and 646,081,710 shares issued and outstanding in 2006, 2007 and 2008, respectively)	26,745	32,020	32,327
Additional paid-in capital	709,196,246	1,581,579,792	1,659,833,079
Acquisition consideration to be issued	237,879,480	—	—
Retained earnings (deficit)	96,194,969	236,718,179	(533,969,347)
Accumulated other comprehensive income	7,446,551	36,614,206	71,887,984

Total shareholders’ equity	$1,050,743,991	$1,854,944,197	$1,197,784,043

Total liabilities and shareholders’ equity	$1,106,242,080	$2,139,537,902	$1,532,294,013

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2006	2007	2008
	(In U.S. Dollars, except share data)
Net revenues:

Advertising Service Revenue	$689,851	$163,062,594	$369,553,685

Cost of revenues:
Advertising Service Cost	759,672	121,968,033	285,045,758

Gross profit	(69,821)	41,094,561	84,507,927

Operating expenses:
General and administrative	3,759,781	16,690,929	52,101,761
Selling and marketing	270,720	14,052,317	34,680,389
Impairment loss	—	—	222,535,509
Loss on disposal of CGEN	—	—	190,466,256
Other operating income	—	(222,610)	(1,027,174)

Total operating expenses	4,030,501	30,520,636	498,756,741

Income (loss) from operations	(4,100,322)	10,573,925	(414,248,814)
Interest income	740,193	2,758,008	2,642,816
Interest expense	(15,546)	(24,246)	(20,549)
Other income	—	265,787	1,103,460
Other expense	(129)	(165,722)	(1,722,391)

Income (loss) from continuing operations before income taxes and minority interest	(3,375,804)	13,407,752	(412,245,478)
Income taxes:	—	4,192,751	3,390,994

Net income (loss) from continuing operations after income taxes before minority interest	(3,375,804)	9,215,001	(415,636,472)
Minority interest	—	(720,473)	107,373

Net income (loss) from continuing operations	(3,375,804)	8,494,528	(415,529,099)
Net income (loss) from discontinued operations	86,573,536	135,941,021	(355,158,427)

Net income (loss)	$83,197,732	$144,435,549	$(770,687,526)

Income (loss) per share from continuing operations — basic	$(0.01)	$0.01	$(0.65)

Income (loss) per share from continuing operations — diluted	$(0.01)	$0.01	$(0.65)

Income (loss) per share from discontinuing operations — basic	$0.17	$0.23	$(0.55)

Income (loss) per share from discontinuing operations — diluted	$0.17	$0.23	$(0.55)

Income (loss) per share — basic	$0.16	$0.24	$(1.20)

Income (loss) per share — diluted	$0.16	$0.24	$(1.20)

Shares used in calculating basic income (loss) per share	505,411,079	590,387,396	643,989,522

Shares used in calculating diluted income (loss) per share	505,411,079	608,326,450	643,989,522

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

				Deferred	Retained	Accumulated
			Additional	share	earnings	other	Total
			paid-in	based	(accumulated	comprehensive	shareholders’	Comprehensive
	Shares	Amount	capital	compensation	deficit)	income	equity	income (loss)
Balance at January 1, 2006	378,306,000	$18,916	$177,419,761	$(246,569)	$12,997,237	$1,225,306	$191,414,651	—

Issuance of ordinary shares upon follow-on offering on January 27, 2006, net of issuance cost of $3,466,700	15,000,000	750	61,782,550	—	—	—	61,783,300	—
Issuance of ordinary shares upon follow-on offering on June 16, 2006, net of issuance cost of $2,740,407	16,000,000	800	80,966,793	—	—	—	80,967,593	—
Issuance of ordinary shares in connection with acquisitions	99,254,193	4,962	365,660,061	—	—	—	365,665,023	—
Issuance of ordinary shares pursuant to share option plans	26,336,680	1,317	15,246,244	—	—	—	15,247,561	—
Ordinary shares to be issued in connection with acquisitions	—	—	237,879,480	—	—	—	237,879,480	—
Adjustment for the adoption of SFAS 123R	—	—	(246,569)	246,569	—	—	—	—
Share-based compensation expense	—	—	8,367,406	—	—	—	8,367,406	—
Unrealized gain on debt securities	—	—	—	—	—	164,150	164,150	164,150
Cumulative translation adjustments	—	—	—	—	—	6,057,095	6,057,095	6,057,095

Net income	—	—	—	—	83,197,732	—	83,197,732	83,197,732

Balance at December 31, 2006	534,896,873	$26,745	$947,075,726	$—	$96,194,969	$7,446,551	$1,050,743,991	$89,418,977

Issuance of ordinary shares upon follow-on offering on January 25, 2007, net of issuance cost of $672,289	15,000,000	750	114,869,653	—	—	—	114,870,403	—
Issuance of ordinary shares upon follow-on offering on November 7, 2007, net of issuance cost of $1,463,191	25,000,000	1,250	312,573,058	—	—	—	312,574,308	—
Issuance of ordinary shares in connection with acquisitions	57,299,699	2,865	166,047,247	—	—	—	166,050,112	—
Issuance of ordinary shares pursuant to share option plans	8,034,280	410	19,559,810	—	—	—	19,560,220	—
Adjustment upon adoption of FIN 48	—	—	—	—	(3,912,339)	—	(3,912,339)	—
Share-based compensation expense	—	—	21,454,298	—	—	—	21,454,298	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	1,967,393	1,967,393	1,967,393
Cumulative translation adjustments	—	—	—	—	—	27,200,262	27,200,262	27,200,262
Net income	—	—	—	—	144,435,549	—	144,435,549	144,435,549

Balance at December 31, 2007	640,230,852	$32,020	$1,581,579,792	$—	$236,718,179	$36,614,206	$1,854,944,197	$173,603,204

Issuance of ordinary shares in connection with acquisitions	9,718,588	486	72,426,852	—	—	—	72,427,338	—
Issuance of ordinary shares pursuant to share option plans	9,073,980	468	10,710,833	—	—	—	10,711,301	—
Stock repurchase	(12,941,710)	(647)	(47,499,564	—	—	—	(47,500,211)	—
Share-based compensation expense	—	—	42,615,166	—	—	—	42,615,166	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(1,967,393)	(1,967,393)	(1,967,393)
Cumulative translation adjustments	—	—	—	—	—	37,241,171	37,241,171	37,241,171

Net loss	—	—	—	—	(770,687,526)	—	(770,687,526)	(770,687,526)

Balance at December 31, 2008	646,081,710	$32,327	$1,659,833,079	$—	$(533,969,347)	$71,887,984	$1,197,784,043	$(735,413,748)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2006	2007	2008
	(In U.S. dollars)
Operating activities:
Net income (loss)	83,197,732	144,435,549	(770,687,526)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest	104,773	694,370	(150,441)
Bad debt provision	1,844,605	3,655,448	15,767,332
Share-based compensation	8,367,406	21,454,298	42,615,166
Loss on disposal of equipment	—	3,674,886	697,909
Depreciation and amortization	19,511,552	44,197,504	71,852,826
Unrealized gain on available-for-sale securities	—	—	(408,387)
Loss from equity method investees	—	—	9,557
Loss on disposal of subsidiaries	—	—	282,407,185
Impairment of property and equipment, goodwill and intangible assets	—	—	619,602,156

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(22,289,344)	(92,171,199)	(124,577,341)
Inventories	23,334	(1,113,692)	126,858
Prepaid expenses and other current assets	7,857,172	(904,345)	(28,802,626)
Amounts due from related parties	(4,732,583)	(5,762,593)	(4,545,372)
Rental deposits	3,104,667	(22,231,398)	1,712,586
Accounts payable	(3,174,405)	11,670,114	45,099,316
Accrued expenses and other current liabilities	(1,673,496)	37,678,359	9,135,910
Amounts due to related parties	—	12,631,368	2,625,515
Income tax payable	1,276,252	10,033,244	15,462,823
Deferred taxes	(63,383)	(982,272)	(9,502,842)

Net cash provided by operating activities	$93,354,282	$166,959,641	$168,440,604

Investing activities:
Purchase of equipment and other long-term assets	$(22,878,254)	$(59,450,942)	$(72,875,855)
Disposal of subsidiaries	—	—	(11,693,755)
Acquisition of intangible assets	(6,403,114)	(105,049)	(1,766,633)
Purchase of subsidiaries, net of cash acquired	(124,062,515)	(81,779,531)	(133,347,771)
Investment in a joint venture	—	—	(2,970,000)
Deposit paid to acquire subsidiaries	(3,710,369)	(83,367,278)	(14,270,053)
Proceeds from disposal of an equity investment	60,005	—	—
Cash paid for purchases of debt and equity securities	—	(88,177,967)	—
Cash received from sale of debt and equity securities	35,000,000	—	91,129,763
Issuance of loan receivable	—	(30,000,000)	—

Net cash used in investing activities	$(121,994,247)	$(342,880,767)	$(145,794,304)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs of $6,207,107, $2,135,480 and $nil in 2006, 2007 and 2008, respectively	$142,750,893	$427,444,711	$—
Proceeds from issuance of ordinary shares pursuant to share option plans	15,247,561	19,560,220	10,711,301
Proceeds from short-term loans	24,598,037	—	370,423
Repayment of short-term loans	(29,402,066)	(4,165,716)	(30,411,521)
Capital injection from minority shareholders	326,307	136,914	213,706
Share repurchase	—	—	(47,500,211)

Net cash provided by (used in) financing activities	$153,520,732	$442,976,129	$(66,616,302)

Effect of exchange rate changes	3,076,995	18,750,436	16,469,125

Net increase (decrease) in cash and cash equivalents	$127,957,762	$285,805,439	$(27,500,877)
Cash and cash equivalents, beginning of year	36,653,180	164,610,942	450,416,381
Less: cash and cash equivalents in assets held-for-sale	—	—	(280,481,431)

Cash and cash equivalents, end of year	$164,610,942	$450,416,381	$142,434,073

Supplemental disclosure of cash flow information
Income taxes paid	$153,526	$1,247,277	$23,712,147

Interest paid	$244,702	$13,897	$—

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Acquisition of subsidiaries:
Value of ordinary shares issued	$365,665,023	$166,047,247	$72,427,338
Ordinary share consideration to be issued	$237,879,480	$—	$—
Accounts payable	$4,530,745	$17,873,584	$60,501,181
Liabilities recorded as a result of contingent consideration	$379,436	$72,902,515	$13,510,310
The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
1. Organization and Principal Activities
     Focus Media Holding Limited (“Focus Media Holding” or the “Company”) and all of its subsidiaries (collectively referred to as the “Group”) are mainly engaged in selling out-of home television advertising time slots on its network of flat-panel television advertising displays located in high traffic areas such as commercial locations and in-store network. The Group is also engaged in providing advertising services on in-elevator poster frames, mobile handsets, the Internet, on screens in movie theatre and on traditional outdoor billboards.
Continuing Operations:
     On March 28, 2007, the Company acquired Allyes Information Technology Company Limited (“Allyes Information Technology”). The Group conducted primarily all of its continuing operations through New Allyes Information Technology (Shanghai) (“New Allyes Information”) and two variable interest entities, Shanghai Allyes Advertising Co., Ltd. (“Shanghai Allyes”) and Shanghai Quanshi Advertising Co., Ltd. (“Shanghai Quanshi”), and their subsidiaries (collectively the “VIEs”). The VIEs are wholly-owned by two PRC nationals, Zhu Hailong, Chief Executive Officer of Allyes Information Technology, and Yang Jiongwei, Chief Operating Officer of Allyes Information Technology. The contributions made by these two individuals in forming the VIEs were financed by Allyes Information Technology. Certain agreements between New Allyes Information, and the VIEs provide for the use by the VIEs of the intellectual property of New Allyes Information and Allyes Information Technology and provide for exclusive technical services to be provided by New Allyes Information to the VIEs. As a result, New Allyes Information and Allyes Information Technology receive annual service fees, determined annually based on a pre-agreed pricing model, from the VIEs. New Allyes Information has also been assigned all voting rights by the owners of the VIEs through agreements that are valid indefinitely and which cannot be amended or terminated except through the written consent of all parties. In addition, New Allyes Information has the option to acquire all of the equity interests of the VIEs for nominal consideration once permitted under PRC law. Based on these agreements, New Allyes Information and its related parties hold all of the variable interests in the VIEs and are deemed to be the primary beneficiaries of the VIEs. As a result, New Allyes Information has consolidated the VIEs since the date on which the variable interest was obtained.
Discontinued Operations:
     The Group conducts substantially all of its discontinued operations through Focus Media Technology and its subsidiaries and Focus Media Advertisement Co., Ltd., a variable interest entity, and its subsidiaries (“Focus Media Advertisement”). Focus Media Advertisement entered into various agreements with wholly-owned subsidiaries of Focus Media Holding, including Focus Media Technology (Shanghai) Co., Ltd. (“Focus Media Technology”) and Focus Media Digital Information Technology (Shanghai) Co., Ltd. (“Focus Media Digital”), including a transfer of trademarks and exclusive services agreement. Under these agreements, Focus Media Advertisement has the right to use the trade name of Focus Media Technology and Focus Media Digital and provides technical and consulting services to Focus Media Advertisement. In return, Focus Media Advertisement is required to pay Focus Media Technology service fees for the use of trade name and Focus Media Digital for the technical and consulting services it receives. The technical and consulting service fees are adjusted at Focus Media Digital’s sole discretion. Focus Media Digital is entitled to receive service fees in an amount up to all of the net income of Focus Media Advertising. In addition, Focus Media Holding, through Focus Media Technology, has been assigned all voting rights by the direct and indirect owners of Focus Media Advertisement through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally, Focus Media Holding, through Focus Media Technology, has the option to acquire the equity interests of Focus Media Advertisement for a purchase price equal to the respective registered capital of Focus Media Advertisement or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. Each of the shareholders of Focus Media Advertisement has agreed to pay Focus Media Holding any excess of the purchase price paid for such equity interests in, or assets of, Focus Media Advertisement over the registered capital of Focus Media Advertisement in the event that such option is exercised. Through these arrangements, Focus Media Holding is deemed the primary beneficiary of Focus Media Advertisement. As a result, Focus Media Holding has consolidated Focus Media Advertisement for all periods presented.
     As the Group conducts its business through the VIEs described herein, substantially all of the assets and liabilities in the Group’s consolidated financial statements, exclusive of those of the Company presented in Schedule 1, are those of the VIEs.
     In December 2008, the Group announced the termination of its mobile handset advertising business and its intention to sell to SINA Corporation (“SINA”) substantially all of the assets of its out-of-home digital networks, including LCD display networks, poster frame networks and a certain part of its in-store networks (the “SINA Transaction”) (see Note 4).

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     As of December 31, 2008, the major subsidiaries of Focus Media Holding and Focus Media Advertisement are included in Appendix 1.
2. Summary of Significant Accounting Policies
(a) Basis of Presentation
     The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a result of the transactions described in Note 1, the termination of the Group’s mobile handset advertising business and the sale of the Group’s out-of home advertising services and in-elevator poster-frame advertising services have been accounted for as discontinued operations in the consolidated financial statements (the “Discontinued Operations”). The Group’s continuing operations, therefore, mainly consist of businesses providing advertising services on the Internet, selling time slots on its network of big screens leased from movie theatres and on its network of traditional outdoor billboards (the “Continuing Operations”). Unless otherwise noted, all figures included in the accompanying notes to the consolidated financial statements are in reference to the Group’s Continuing Operations.
(b) Basis of Consolidation
     The consolidated financial statements include the financial statements of Focus Media Holding, its majority-owned subsidiaries, its VIES and their majority-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.
(c) Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. As of December 31, 2008, assets held for sale include cash and cash equivalents of $280,481,431. Pursuant to the SINA Transaction, the Continuing Operations will retain $130 million in cash and/or short-term investments at the closing date. Such funds are to be used by the Continuing Operations for the payment of contingent consideration arising from past acquisitions. As a result, if the Continuing Operations has less than $130 million of cash at the closing date of the SINA Transaction, the entities included in the SINA Transaction will be required to transfer cash and/or short-term investments to compensate the Group for the shortfall. If the Continuing Operations has in excess of $130 million at the closing date of the SINA Transaction, such excess will be transferred to the Discontinued Operations. As of December 31, 2008, the Group is unable to reasonably estimate the amount that will either be remitted or received by the Continuing Operations in conjunction with this provision.
(d) Use of Estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives of long-lived assets, assumptions utilized in computing the impairment of long-lived assets, goodwill and Discontinued Operations, the recognition and measurement of current and deferred income tax assets, and the valuation and recognition of share-based compensation. The actual results experienced by the Group may differ from management’s estimates.
(e) Investment in Debt and Equity Securities
     The Group classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist primarily of debt and equity instruments which are stated at fair market value, with unrealized gains and losses recorded in accumulated other comprehensive income.
(f) Inventory
     Inventory is comprised of media display equipment and compact flash cards, which are held for sale. Inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
market value based on historical and forecast demand.
(g) Equipment, Net
     Equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

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
(i) Impairment of Long-Lived Assets
     The Group evaluates its long-lived assets and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
(j) Goodwill
     The Group performs an annual two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performed an annual goodwill impairment test for each of its reporting units as of December 31, 2006, 2007 and 2008, and goodwill impairment loss of $785,782,157 was recorded for the year ended December 31, 2008, of which $145,586,910, $219,297,390 and $420,897,857 was recorded as loss on disposal of CGEN, loss from Continuing Operations and loss from Discontinued Operations, respectively.
     The changes in the carrying amount of goodwill by segment for the year ended December 31, 2006, 2007 and 2008 are as follows:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

	Out-of-home	In-elevator	Mobile		Movie theater &
	e television	poster-frame	handset	Internet	traditional
	advertising	advertising	advertising	advertising	out door
	services	Services	services	services	billboard	Total
Balance as of December 31, 2005	13,298,072	—	—	—	—	13,298,072
Goodwill acquired during the period	374,932,052	96,926,862	8,364,095	—	—	480,223,009
Modification of original purchase price allocation	5,177,181	240,635,779	80,369	—	—	245,893,329
Translation adjustments	329,461	—	—	—	—	329,461

Balance as of December 31, 2006	393,736,766	337,562,641	8,444,464	—	—	739,743,871

Goodwill acquired during the period	144,189	129,395	22,745,267	166,646,082	—	189,664,933
Modification of original purchase price allocation	1,067,825	(371,912)	44,835	—	—	740,748
Goodwill recorded as a result of contingent consideration resolved	783,653	—	11,769,000	—	—	12,552,653
Translation adjustments	696,077	—	—	—	—	696,077

Balance as of December 31, 2007	396,428,510	337,320,124	43,003,566	166,646,082	—	943,398,282

Goodwill acquired during the period	127,752,752	449,100	—	—	—	128,201,852
Goodwill recorded as a result of contingent consideration resolved	4,901,109	38,971,908	1,122,670	76,595,733	—	121,591,420
Modification of original purchase price allocation	17,834,158	—	—	5,897,710	857,390	24,589,258
Goodwill impairment	—	(376,771,621)	—	(218,440,000)	(857,390)	(596,069,011)
Disposal of subsidiaries	(145,586,910)	—	(44,126,236)	—	—	(189,713,146)
Reclassified to assets held for sale	(402,742,395)	—	—	—	—	(402,742,395)
Translation adjustments	1,412,776	30,489	—	—	—	1,443,265

Balance as of December 31, 2008	—	—	—	30,699,525	—	30,699,525

(k) Revenue Recognition
     The Group’s revenues for Continuing Operations are primarily derived from advertising services sales from Internet subscriptions and perpetual licenses to its Adforward software, selling time slots on big screen networks leased from movie theatres and on traditional billboard networks. Revenues from advertising services are recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met. Adforward software sales typically include multiple elements, including sale of software licenses and services. Service includes installation, training and post contract customer support (“PCS”), which consists of when-and-if available software license updates and technical support. The Group recognizes revenues based on the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Revenues under multiple-element arrangements are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Group (vendor-specific objective evidence

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
of fair value or VSOE). This means that the Group defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. VSOE for PCS is determined based on either the renewal rate specified in each contract or the price charged when each element is sold separately. If the Group does not have VSOE for the undelivered elements, revenue recognition is deferred until VSOE for such elements are obtained or until all elements have been delivered.
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
     The Group presents advertising service revenue, net of sales taxes incurred, as follows:

	For the years ended December 31,
	2006	2007	2008
Gross Advertising Service Revenue:
Internet advertising
- Unrelated parties	$—	$128,831,164	$258,977,237
- Related parties	—	1,139,536	5,950,255

Total internet advertising	—	129,970,700	264,927,492

Movie theater & Traditional outdoor billboards
- Unrelated parties	697,047	38,534,950	78,249,545
- Related parties	—	23,130	1,773,321

Total Movie Theater & Traditional outdoor billboards	697,047	38,558,080	80,022,866

Others
- Unrelated parties	—	868,027	40,440,614
- Related parties	—	—	—

Total others	—	868,027	40,440,614

Gross advertising service revenue	$697,047	$169,396,807	$385,390,972

Sales tax:
Internet advertising	$—	$5,031,731	$9,290,490
Movie theater & Traditional outdoor billboards	7,196	1,253,111	2,844,952
Others	—	49,371	3,701,845

Total sales taxes	$7,196	$6,334,213	$15,837,287

Net revenues:	$689,851	$163,062,594	$369,553,685

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
(m) Advertising Costs

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
The Group expenses advertising costs as incurred. Total advertising expenses for Continuing Operations were nil, $8,295 and $7,914 for the years ended December 31, 2006, 2007, and 2008, respectively and have been included as part of selling and marketing expenses.
(n) Foreign Currency Translation
     The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in other income or other expenses. The financial records of the Group’s subsidiaries and its variable interest entity are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income (loss).
(o) Income Taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability.
     Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 12 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.
(p) Comprehensive Income (Loss)
     Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available-for-sale debt and equity securities. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income (loss).
(q) Fair Value of Financial Instruments
     The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair value measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities that under other accounting pronouncements require or permit fair value measurements and non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, established a framework for measuring fair value, and expands disclosure about fair value measurements.
     SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers and it considers assumptions that market participants would use when pricing the asset or liability.
     SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
     Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
     Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
     The Group measures its investments in available-for-sale debt and equity securities at fair value on a recurring basis. All such investments were classified as assets held-for-sale in the consolidated balance sheets at December 31, 2008.
     The carrying values of cash and cash equivalents, and short-term borrowings approximate their fair values due to their short-term maturities.
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
     As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not significant. The Group’s total share-based compensation expense for the years ended December 31, 2006, 2007 and 2008 was $8,367,406, $21,454,298 and $42,615,166 respectively.
     The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2006	2007	2008
General and administrative	$2,789,716	$6,543,694	$15,707,362
Selling and marketing	—	—	820,482

Continuing Operations	2,789,716	6,543,694	16,527,844
Discontinued Operations	5,577,690	14,910,604	26,087,322

Total	$8,367,406	$21,454,298	$42,615,166

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
(t) Recently Issued Accounting Standards
     In February 2007, the FASB issued Statement of Financial Accounting Standards No.159, “The Fair Value Option for Financial Assets and Financial Liabilities, an amendment of SFAS No.115” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2008. The Group does not expect the adoption of SFAS 159 to have a material impact on the Group’s financial position or its results of operations.
     In December 2007, the FASB issued SFAS No. 141, “Business Combinations (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R will change the Group’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.
     In April 2009 the FASB issued FSP No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141R-1”). FSP 141R-1 amends the provisions in SFAS 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The FSP eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in Statement 141R and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141R-1 will change the Group’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group will incorporate the presentation requirements outlined by SFAS No. 160 on January 1, 2009.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. The Group does not expect the adoption of SFAS 161 to have a material impact on the Group’s financial position or results of its operations.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     In April, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Group’s consolidated financial position or result of operations.
     In June 2008 the FASB ratified the consensus reached by the Task Force in Emerging Issues Task Force (EITF) Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. EITF 07-5’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The adoption of EITF 07-5 will not have any impact on the Group’s consolidated financial statements.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Group will adopt FAS 157 for its nonfinancial assets and nonfinancial liabilities effective January 1, 2009. The Group does not expect that the adoption of FAS 157 will have a material impact on its financial position, results of operations or cash flows.
     In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Group does not expect the adoption of FSP 157-3 to have a material impact on its consolidated financial statements or the fair value of its financial assets and liabilities.
     At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair-value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity-method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect that the adoption of EITF 08-06 will have a material impact on the consolidated financial statements.
     At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and to amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Group will apply the guidance of EITF 08-07 to acquisitions of defensible intangible assets prospectively and does not expect that adoption will have a material impact on the consolidated financial statements.
     On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Management does not expect the adoption of FSP 157-4 to have a material impact on the Group’s consolidated financial statements or the fair values of its financial assets and liabilities.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Group does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the Group’s consolidated financial statements.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. Currently the Group is still assessing the potential impact, if any, on its consolidated financial statements.
     In June 2009 the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an Amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for the fiscal year beginning April 1, 2010. The Group is currently assessing the potential impacts, if any, on its consolidated financial statements.
     In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for the Group’s fiscal year beginning January 1, 2010. The Group is currently assessing the potential impacts, if any, on its consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
3. Acquisitions
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

     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
	Allocated value	period
Net tangible liabilities assumed	($8,443,960)
Intangible assets
Lease agreements	8,281,999	6 years
Customer base	2,664,685	7 years
Non-compete agreement	463,558	3 years
Trade mark	939,377	1 year
Contract backlog	70,120	1year
Goodwill	328,504,941	N/A

Total	$332,480,720

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
     The aggregate purchase price of $407,321,524 consisted of the following:

Cash consideration	$94,000,000
Other acquisition cost	2,857,524
Value of the ordinary shares issued	310,464,000

Total consideration	$407,321,524

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

	Allocated value	Amortization period
Net tangible assets acquired	$19,629,853
Intangible assets acquired Lease agreements	4,510,494	10 years
Customer base	449,631	7 years
Trademark	5,721,874	10 years
Contract backlog	148,550	1 year
Goodwill	376,861,122	N/A

Total	$407,321,524

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
     Also in 2006, the Group completed a number of individually insignificant acquisitions which are described below:
     On March 21, 2006, the Group acquired Dotad Media Holdings Limited (“Dotad’”) in exchange for cash consideration of $15,000,000, all of which was paid as of December 31, 2007. On June 15, 2007, additional 1,500,000 ordinary shares were issued as Dotad has met its earning targets in the first year it was acquired. An additional 1,500,000 ordinary shares is issuable contingent upon Dotad’s meeting certain earning targets in 2007. The Group acquired intangible assets of $6,587,095 and recognized goodwill of $8,444,464. The goodwill was assigned to the mobile handset advertising services segment. Subsequently, in March 2008, the Group announced the restructuring the mobile handset advertising services segment and terminated the SPA between the Group and Dotad.
     The Group acquired three entities in the poster-frame advertising business for cash consideration of $10,670,222. The Group recognized acquired intangible assets of $1,682,771 and recognized goodwill of $9,057,700, which was assigned to the in-elevator poster frame advertising services segment.
     The Group acquired three entities which provide out-of-home television advertising services and the remaining minority interest in six subsidiaries, for cash consideration of $5,314,923 and 97,190 ordinary shares. Certain of these acquisitions have contingent consideration based on future earnings targets. The Group has accrued additional $4,209,858 cash consideration payable to the ex-shareholders of the three entities as they met their respective earning targets. The Group recognized acquired intangible assets of $12,507 and recognized goodwill of $7,457,969, which was assigned to the out-of-home television advertising services segment.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     The Group acquired 70% of the outstanding ordinary shares of Appreciated Capital Ltd. and its then variable interest entity Beijing YangShiSanWei Advertisement Co., Ltd. (collectively, “ACL”). ACL sells advertising in movie theatres to its customers. The purchase consideration is fully contingent and is based on the cumulative earnings targets for the three year periods from September 1, 2006 to August 31, 2009 subject further to the attainment of certain operational targets. The Group advanced $2.8 million to ACL. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $358,574, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
2007 Acquisitions:
     On March 28, 2007, the Group acquired Allyes Information Technology, the leading internet advertising company in China. The purchase price included cash of $70,000,000 and 19,969,080 ordinary shares having a fair value of $154,281,112, or approximately $7.726 per ordinary share. The fair value of the ordinary shares was based on the average market price of Focus Media Holding’s ordinary shares over a reasonable period before and after the date that the terms of the acquisition were agreed to and announced. Additional consideration of 9,662,458 ordinary shares having a fair value of $71,927,338, or approximately $7.444 per ordinary share, was issued as Allyes has met certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008.
     The aggregate purchase price is comprised of the following:

Cash consideration	$70,000,000
Other acquisition costs	417,362
Value of the ordinary shares issued	154,281,112
Value of the ordinary shares issued as a result of contingent consideration resolved	71,927,338

Total consideration	$296,625,812

     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
	Value	Period
Net tangible assets acquired	$21,912,649
Intangible assets Customer base	10,261,307	7 years
Trademark	8,147,061	N/A
Non-compete agreement	1,665,072	4 years
Completed technologies	11,847,121	6 years
Smart-trade platform	3,721,393	7 years
Contract backlog	497,789	1 year
Goodwill	238,573,420

Total	$296,625,812

     The goodwill was assigned to the internet advertising services segment.
     Also in 2007, the Group completed a number of individually insignificant acquisitions which are described below:
     The Group acquired ten entities which provide out-of-home television advertising services for cash consideration of $6,362,389 as of December 31, 2007. The Group recognized acquired intangible assets of $8,047,983 and recognized goodwill of $144,189, which was assigned to the out-of-home television advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets for two to three years subsequent to the acquisition. The purchase price allocation cannot be completed until the contingent consideration is resolved. As

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
such, the Group has recorded a liability of $2,326,468, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired seven entities in the poster-frame advertising business for cash consideration of $3,290,730 as of December 31, 2007. The Group recognized acquired intangible assets of $23,143,001 and recognized goodwill of $129,395, which was assigned to the in-elevator poster frame advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $10,266,510, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired two entities which provide outdoor billboard advertising services, for nil cash consideration as of December 31, 2007. The Group recognized acquired intangible assets of $25,857,405. The purchase consideration is contingent and is based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $25,995,465, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired ten entities which provide wireless advertising service, for cash consideration of $31,063,795 and 1,500,000 ordinary shares as of December 31, 2007. The Group recognized acquired intangible assets of $11,825,398 and recognized goodwill of $34,514,267, which was assigned to the wireless advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for the three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $2,653,357, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     In addition to Allyes, the Group also acquired eight entities which provide internet advertising service, for cash consideration of $6,940,832 as of December 31, 2007. The Group recognized acquired intangible assets of $35,918,189, which was assigned to the internet advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $30,896,895, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
2008 acquisitions:
     In January 2008, the Group acquired CGEN Digital Media Company, Limited (“CGEN”), which was the Group’s largest competitor in the in-store advertising segment. The purchase price included cash of $168,437,500, all of which was paid in 2008, and assumed net liabilities of $19,565,660. In addition, additional purchase consideration was contingent based on the achievement of certain earnings targets. The Group also made a loan of $30,000,000 to finance CGEN’s working capital subsequent to the closure of the acquisition.
     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition follows:

	Allocated Value	Amortization Period
Net liabilities acquired	$(19,565,660)
Intangible assets
Lease agreements	13,475,000	10 years
Customer base	10,106,250	7 years
Contract backlog	336,875	1 year
Trademark	8,421,875	N/A
Acquired technology	10,106,250	6 years
Goodwill	145,586,910

Total	$168,437,500

     The goodwill was assigned to the out-of-home television advertising services segment.
     On December 10, 2008, the Group announced restructuring of its in-store advertising business the disposal of CGEN and the termination of the CGEN acquisition agreement. As a result, the Group recognized a loss on disposal of CGEN of $190,466,256 (see Note 4).
     The Group acquired six entities in the poster-frame advertising business for cash consideration of $1,177,830 as of December 31, 2008. The Group recognized acquired intangible assets of $7,893,659 and recognized goodwill of $449,100, which was assigned to the in-elevator poster fame advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $7,396,190, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired two entities which provide internet advertising service for nil cash consideration as of December 31, 2008. The Group recognized acquired intangible assets of $744,483. Part of the purchase consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group has recorded a liability of $712,097, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
Pro forma (unaudited)
     The following summarized unaudited pro forma results of operations, which are inclusive of Continuing and Discontinued Operations, for the years ended December 31, 2006, 2007 and 2008, have been prepared assuming that the individually material acquisitions, being Infoachieve Limited, Target Media Holdings Limited, Allyes Information Technology Company Limited and CGEN Digital Media Company Limited., occurred as of January 1, 2006, 2007 and 2008. These pro forma results have been prepared for comparative purposes only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2006 and 2007. Unaudited pro forma results for 2008 were excluded from the table below since CGEN was acquired on January 2, 2008.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

	Pro forma
	Year ended December 31,
	2006	2007
	(unaudited)	(unaudited)
Revenues	$264,014,401	$550,836,724
Net income attributable to holders of ordinary shares	$69,471,318	$134,958,361
Income per share — basic	$0.13	$0.23
Income per share — diluted	$0.13	$0.22
4. Disposition and Discontinued Operations
Disposition
     On December 10, 2008, the Group announced the restructuring of its in-store advertising business, the disposal of CGEN and the termination of the CGEN share purchase agreement. The Group sold all of CGEN’s assets and liabilities to a third party, with the exception of its in-store monitors. The Group’s retention of the monitors was for future similar use and the Group concluded that such use constituted migration of revenue and continuing involvement. As such, the results of CGEN’s operations have been classified as a component of Continuing Operations. The Group recognized a loss on the disposal of CGEN of $190,466,256 which includes the write-off of the carrying value of intangible assets and goodwill of $39,457,262 and $145,586,910 respectively, for the year ended December, 31, 2008.
Discontinued Operations
     Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It has been reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It has also been reported that the MII, together with other national authorities, is drafting new regulations governing the short messaging business, and that the new regulations are expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user. As a result of such regulatory changes and other market changes, the Group announced the termination of its mobile handset advertising services segment resulting in a significant reduction in its scale. Substantially all of the acquired subsidiaries in the mobile handset advertising services segment were sold back to their original owners. In December 2008, the Group further announced the disposal of its remaining mobile handset advertising services segment. The mobile handset advertising services segment was considered a component of the Group and the restructuring and subsequent disposal of such component has been classified as a component of Discontinued Operations in the consolidated statements of operations. The results of Discontinued Operations include net revenues and pretax loss, inclusive of a loss on disposal of $91,940,929, of $12,317,668 and $99,730,777, respectively, related to the disposal of its mobile handset advertising services segment for the year ended December 31, 2008. Loss on disposal also includes the write-off of the carrying value of intangible assets and goodwill of $14,604,566 and $44,126,236 respectively.
     In December 2008, the Group announced its intention to sell to SINA Corporation substantially all of its out-of-home advertising services segment and all of its in-elevator poster frame advertising services segment (the “Disposal Group”). According to the definitive share purchase agreement entered into between the Group and SINA, SINA will issue 47 million of its ordinary shares as consideration for the purchase. The SINA Transaction is subject to the Anti-trust Law approval by the Ministry of Finance of the PRC and the expected timing of the closing of the transaction is unknown.
     Assets and liabilities of the Disposal Group are classified as held for sale at December 31, 2008 and are comprised of the following:

December 31, 2008
Cash & Bank Balance	280,481,434
Short Term Investment — available for sale	745,421
Accounts Receivable	143,582,195
Inventory	1,471,958
Prepaid Expenses & Other Current Assets	12,456,516
Deposit paid for acquisition of subsidiaries	8,182,540
Amt Due from Related Parties	1,811,144
Rental Deposit	18,314,358

TOTAL CURRENT ASSETS	467,045,566

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

December 31, 2008
Rental Deposit	4,700,653
Property, Plant & Equipment (net)	112,596,540
Intangible Assets	43,344,576
Goodwill	402,742,394
Other Long Term Assets	35,764,952

TOTAL ASSETS	1,066,194,681

Trade Payables	(16,621,278)
Accrued Expenses & Other Current Liabilities	(120,201,129)
Income Tax Payable	(23,575,938)
Deferred Tax Liabilities-current	(340,293)

TOTAL CURRENT LIABILITIES	(160,738,638)
Deferred Tax Liabilities-non current	(1,959,412)

TOTAL LIABILITIES	(162,698,050)

     The Group performed impairment analysis for long-lived assets and goodwill prior to the SINA Transaction in accordance with SFAS No. 142 and 144, due the economic downturn which indicated that the carrying amount of such assets may not be recoverable. As a result the Group recorded $15,324,204, $4,970,823, and $376,771,621 of impairment loss for its equipment, intangible assets, and goodwill, respectively. The Group is also required to record the Disposal Group at the lower of fair value less cost to sell or carrying value in accordance with SFAS No. 144. The Group computed the fair value of the Disposal Group to be $1,088,050,000 as of December 31, 2008. As the carrying value of the Disposal Group was less than the fair value at December 31, 2008, no additional impairment loss was recorded. The results of Discontinued Operations include net revenue and pretax loss, inclusive of the aforementioned impairment, of $414,232,446 and $231,914,774, respectively, related to the Disposal Group.
5. Investments in Debt and Equity Securities
     The following is a summary of short-term available-for-sale debt and equity securities:

	December 31,
	2006	2007	2008
Debt and Equity Securities – cost	—	88,177,967	—
Gross unrealized gain	—	1,967,393	—

Fair Value	—	90,145,360	—

6. Accounts Receivable, Net
     Accounts receivable, net of bad debt provision of $1,308,554, $5,310,835 and $4,395,022 for the year ended on December 31, 2006, 2007 and 2008, respectively, consists of following:

	December 31,
	2006	2007	2008
Billed Receivable	37,922,093	167,443,428	103,410,041
Unbilled Receivable	23,692,250	38,658,702	31,860,318

Total	61,614,343	206,102,130	135,270,359

     Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.
     An analysis of allowance for accounts receivables at December 31, 2006, 2007 and 2008 is as follows:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

	2006	2007	2008
Balance at beginning of year	396,657	1,308,554	5,310,835
Bad debt provision	1,844,605	3,655,448	15,767,332
Write-offs	(932,708)	(431,834)	(7,065,679)
Reclassified to assets held-for-sale	—	—	(9,617,466)
Others	—	778,667	—

Balance at end of year	1,308,554	5,310,835	4,395,022

7. Acquired Intangible Assets, Net
     As of December 31, 2006, 2007 and 2008, the Group has the following amounts related to amortizable intangible assets:

	December 31,
	2006	2007	2008
Cost:
Operation & broadcasting rights	$6,403,114	$9,251,020	$—
Lease agreements	16,336,586	69,366,199	34,686,741
Customer base	7,827,587	52,943,013	34,612,676
Trademark	6,861,065	18,555,020	11,992,070
Acquired technology	2,546,519	21,229,362	14,600,562
Others	1,177,276	16,701,599	12,182,490

Total	$41,152,147	$188,046,213	$108,074,539

Accumulated amortization:
Operation & broadcasting rights	$(80,039)	$(850,263)	$—
Lease agreements	(3,015,639)	(12,866,124)	(9,724,796)
Customer base	(1,051,403)	(8,280,127)	(10,859,434)
Trademark	(1,462,163)	(2,192,685)	—
Acquired technology	(381,978)	(3,710,502)	(4,303,411)
Others	(443,906)	(4,429,457)	(5,474,051)

Total	$(6,435,128)	$(32,329,158)	$(30,361,692)

Intangible assets, net:	$34,717,019	$155,717,055	$77,712,847

     The Group recorded amortization expense as follows:

	For the years ended December 31,
	2006	2007	2008
Cost of revenues	$33,515	$8,195,194	$13,947,066
Selling and marketing	15,354	5,141,097	9,667,988

Total	$48,869	$13,336,291	$23,615,054

     For the year ended December 31, 2008, the Group recorded $59,032,651 of impairment loss on its intangible assets, of which $14,604,566, $39,457,262 and $4,970,823 was recorded in loss on disposal of mobile handset advertising services segment, loss on disposal of CGEN, and loss from Discontinued Operations, respectively.
     The Group expects to record amortization expense of $18,645,052, $17,441,649, $15,031,796, $11,038,918, and $6,339,666 for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
8. Equipment, Net
     Equipment, net consists of the following:

	December 31,
	2006	2007	2008
Media display equipment	$77,088,464	$103,036,365	$6,889,401
Computers and office equipment	3,360,590	8,674,466	4,196,246
Leasehold improvements	713,524	948,828	231,954
Vehicles	658,825	1,259,605	635,528

Total	$81,821,403	$113,919,264	$11,953,129
Less: accumulated depreciation and amortization	(22,767,910)	(43,339,838)	(5,843,000)

Subtotal	59,053,493	70,579,426	6,110,129
Assembly in progress	11,195,831	24,898,900	182,165

Total	$70,249,324	$95,478,326	$6,292,294

     Depreciation expense for 2006, 2007 and 2008 was $13,593, $1,950,072 and $3,382,671 respectively.
     Assembly in process relates to the assembly of flat-panel television screens. No provision for depreciation is made on assembly in process until such time as the relevant assets are completed and put into use.
     For the year ended December 31, 2008, the Group recorded $18,562,323 of impairment loss on its equipment, of which $15,324,204 was included in Discontinued Operations.
9. Short-term Loans
     At December 31, 2006, the short-term loans from ex-shareholders of Framedia in the total amount of $2,769,459 are non-interest bearing, all of which are repayable within one year. There were no short-term loans outstanding at December 31, 2007 and 2008.
10. Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following:

	December 31,
	2006	2007	2008
Accrued sales commissions	$5,813,761	$15,631,196	$2,994,203
Other accrued expenses	1,844,781	4,859,205	3,191,340
Other taxes payable	7,451,787	15,870,893	9,165,972
Advance from customers	6,381,032	31,049,894	9,892,844
Accrued employee payroll and welfare	1,465,142	6,145,823	6,248,358
Payables related to acquisitions	4,530,745	90,214,133	21,343,231
Withholding individual PRC income tax	9,046,576	15,092,588	—
Amounts due to ex-shareholders of subsidiary	—	4,207,387	7,562,633
Others	2,140,351	7,241,827	1,512,679

Total	$38,674,175	$190,312,946	$61,911,260

11. Share-based Compensation
Share-based Compensation Plans for the Group

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     In June 2003, the Group adopted the 2003 Employee Share Option Scheme (“2003 Plan”) under which not more than 30% of issued share capital was reserved for grants of options. In May 2005, the Group adopted the 2005 Share Option Plan (“2005 Plan”), under which the amount of options that may be issued was reduced to an aggregate of 20% of issued share capital, including the 10.87% already granted under the 2003 Plan. In addition, during the three years after the adoption of the 2005 Plan, the Group may issue no more than 5% of issued share capital for grants of options. In October 2006, the Group further adopted the 2006 Employee Share Option Plan (“2006 Plan”), under which the Group may issue no more than 3.6% of issued ordinary shares for grant of options. In November 2007, the Group’s 2007 Employee Share Option Scheme (“2007 Plan”) was authorized, under which the Group is authorized to grant option to purchase up to 5% of the Group’s issued and outstanding ordinary shares from time to time in the three years following the date of enactment of 2007 Plan. In October 2008, the Group cancelled all options granted during the period from October 3, 2007 to July 25, 2008 and was authorized to issue new at-the-money options up to 13,559,325 ordinary shares with an exercise price of $2.44. The option plans are intended to promote the success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
     In 2006, 2007 and 2008, options to purchase 14,800,000, 10,892,685 and 26,529,625 ordinary shares were authorized and granted under the option plans, respectively. Of the 26,592,625 options granted in 2008, 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008. This was accounted for as a modification with no incremental compensation cost as the fair value of the options immediately before modification was higher than the fair value of the modified options.
     Under the terms of each option plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors, expire 10 years from the date of grant and generally vest over three years with certain options vesting over one year. Subsequent to the initial public offering, options were generally granted at the fair market value of the ordinary shares at the date of grant. As of December 31, 2006, 2007 and 2008 options to purchase 37,515,150, 39,890,055 and 32,840,540 ordinary shares were granted to employees and non-employees and remained outstanding. Share options granted to external consultants and advisors in exchange for services are expensed based on the estimated fair value utilizing the Black-Scholes option pricing model. The fair value of options granted to both employees and non-employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees and non-employees:	2006	2007	2008
Risk-free rate of return	4.74% - 4.80%	4.02% - 4.68%	1.675-3.2%
Weighted average expected option life	2 years	2 years	2.5 years
Volatility rate	40.0%-53.7%	50.61%-53.05%	53%-68.88%
Dividend yield	0%	0%	0%
     The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The weighted average fair value of options granted for the years ended December 31, 2006, 2007 and 2008 was $1.77, $3.56 and $1.85, respectively. A summary of the share option activities for the year ended December 31, 2008 is as follows, with the option modification reflected as a cancellation and grant:

	Weighted	Weighted	Remaining	Aggregate
	Number	average	contract term	intrinsic
	of shares	exercise price	(in years)	value
Options outstanding at January 1, 2008	39,890,055	$5.21
Granted	26,529,625	$5.08
Forfeited	(2,762,475)	$7.59
Exercised	(9,073,980)	$1.10
Cancelled	(21,742,685)	$9.15
Options outstanding at December 31,2008	32,840,540	$3.43	8.25	$1,855,641
Options exercisable at December 31, 2008	17,215,006	$3.68	7.18	$1,855,641
Options vested or expected to vest at December 31, 2008	30,967,008	$3.39	8.21	$1,855,641

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008, was $146,119,111, $57,084,953 and $26,151,593, respectively.
     As of December 31, 2008, there was $32,259,659 in total unrecognized compensation expense related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.72 years.
Stock-based Compensation Plan for Internet Advertising Services Segment
     On September 19, 2008, the Group’s internet advertising services segment (“Allyes”), in contemplation of an Initial Public Offering, adopted the 2008 employee share option plan (the “Allyes 2008 Plan”), which allows Allyes to offer a variety of incentive awards to directors, consultants, advisors or any members of Allyes. Allyes granted 13,320,810 share options to employees on September 19, 2008. Under the terms of the Allyes 2008 Plan, options are generally granted at exercise prices not less than 100% of the fair market value, as determined by the Board of Directors, generally expire 10 years from the date of grant and vest over three years.
     The fair value of the ordinary shares underlying the options and restricted shares for the Internet Advertising Business was determined by considering a number of factors, including valuations by an independent valuation firm, to determine the aggregate equity value. The analysis of the ordinary shares underlying the options and restricted shares used the guideline companies’ approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends, to derive the total equity value. The fair value of options granted during the year ended December 31, 2008 were estimated on the grant date using the Black-Scholes option pricing model, using the following weighted average assumptions:

Options granted to employees and non-employees	2008
Risk-free rate of return	5.14%
Weighted average expected option life	6.1 years
Volatility rate	50%
Dividend yield	0%
     Expected volatility is based on the standard deviation of similar companies’ historical daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.
     A summary of the share option activity during the periods presented is as follows:

Weighted
		Weighted	Average
		average	Remaining	Aggregated
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Options outstanding at January 1, 2008	—	—
Granted	13,320,810	$4.28
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2008	13,320,810	$4.28	9.72	$1,198,873
Expected to vest as of December 31, 2008	11,370,307	$4.28	9.72	$1,023,328
     The total intrinsic value of options exercised during the year ended December 31, 2008 was nil as there were no fully vested share options at December 31, 2008.
     The Group recorded share-based compensation expense with respect to the Allyes 2008 Plan of $2,550,421 for the year ended December 31, 2008. The total unamortized compensation cost as of December 31, 2008 was $24,696,930, which is expected to be amortized over a period of 2.68 years.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
12. Income Taxes
Cayman Islands
     Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
British Virgin Islands
     The Company’s subsidiaries incorporated in the BVI are not subject to taxation.
Hong Kong
     Focus Media (China) Holding Ltd. is subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group does not have assessable profit that is earned in or derived from Hong Kong during the years presented.
PRC
     Prior to January 1, 2008, pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs were generally subject to Enterprise Income Tax (“EIT”) at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax.
     On January 1, 2008, a new EIT law (“New Law”) in China took effect. The New Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New Law and which were entitled to a preferential tax treatment under the PRC Income Tax Laws, such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” (“HNTE”) under the New Law will be entitled to a 15% preferential EIT rate.
     Most of the Company’s subsidiaries and VIEs transited from 33% to 25%, effective January 1, 2008. Those that currently enjoy a lower tax rate of 15% as high-tech companies under the PRC Income Tax Laws will transition to the uniform tax rate of 25% from 2008 unless they obtain the HNTE status under the New Law. The Group has thus generally applied the 25% rate in calculating its deferred tax balances.
     Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. and Beijing Kong Zhong Hui Ke Technology Co., Ltd., were granted HNTE status before the end of 2007 and thus enjoyed 0% for 2008 and will enjoy a 50% reduction off the tax rate from 2009 through 2011 based on the transitional rule under the New Law. New Allyes Information is subject to the transitional rule provided under Circular 39, while Allyes Information Technology (Shanghai) Co., Ltd. was granted the HNTE status in 2008 and enjoys a rate of 15% from 2008 through 2010.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
     The Group adopted the provisions of FIN 48 effective January 1, 2007 and estimated the cumulative effect on adoption to be a reduction of consolidated retained earnings as of January 1, 2007 of $3,912,339, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The Group has elected to classify interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest as of adoption and

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
December 31, 2007 was immaterial. The Group provided an additional reserve of $4,723,905 in connection with tax uncertainties during the year ended December 31, 2007. The Group decreased its liabilities for unrecognized tax benefits by $3,080,251 in connection with effective settlement of prior-year tax uncertainties during the year ended December 31, 2008. The Group has no additional material uncertain tax positions as of December 31, 2008 or unrecognized tax benefit which would favorably affect the effective tax rate in future periods. The total amount of unrecognized tax benefit if recognized that would favorably affect the effective tax rate is approximately $0.6 million at December 31, 2008. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Balance at January 1, 2008	$8,232,713
Settlements	(3,080,251)
Gross increases — interest accrual	101,926
Transfer to liabilitiess held for sale	(4,723,905)
Translation adjustment	25,286

Balance at December 31, 2008	$555,769

     According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $14,000 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.
Composition of income tax expense
     All of the Group’s income subject to income tax is generated within the PRC. The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2006	2007	2008
Current income tax expense	$—	$4,192,751	$9,071,846
Deferred income tax expense (benefit)	—	—	(5,680,852)

Income tax expense	$—	$4,192,751	$3,390,994

     A reconciliation of the differences between statutory tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2006	2007	2008
Statutory rate	33.00%	33.00%	25.00%
Effect of different tax rate of group entities operation in other jurisdiction	(28.10%)	34.10%	(5.54%)
Effect of different tax rate applicable to the subsidiaries and VIEs	—	(4.05%)	0.48%
Effect of tax holiday	—	(40.05%)	0.64%
Effect of non-deductible expenses	(0.30%)	8.35%	(20.98%)
Change in valuation allowance	(4.60%)	0.75%	(0.68%)
Others	—	(0.79%)	0.26%

Effective tax rate	—	31.31%	(0.82%)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	December 31,
	2006	2007	2008
Tax holiday effect	$—	$5,107,070	$2,644,371
Net income from continuing operations per share effect — basic	—	$0.01	$0.004

Net income from continuing operations per share effect — diluted	—	$0.01	$0.004

     The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2006	2007	2008
Deferred tax assets:
Net operating loss carry forwards	$2,317,316	$5,076,326	$4,421,599
Accrued expenses temporarily non-deductible	242,106	206,670	1,267,493
Bad debt provision	704,429	1,472,981	1,459,406

Total Deferred Tax Assets	3,263,851	6,755,977	7,148,498
Valuation allowance on deferred tax assets	(2,438,008)	(5,615,737)	(5,881,005)

Net deferred tax assets	$825,843	$1,140,240	$1,267,493

Current deferred tax assets	$239,499	$283,483	$483,504
Non-current deferred tax assets	$586,344	$856,757	$783,989

Deferred tax liabilities:
Intangible asset basis difference	3,303,110	7,620,504	11,580,681

Total deferred tax liabilities	$3,303,110	$7,620,504	$11,580,681

Non-current deferred tax liabilities	$3,303,110	$7,620,504	$11,580,681
     As of December 31, 2008, the Group had net operating loss carry forwards of $17,699,917 that can be used against future taxable income. The net operating loss carry forwards will expire if unused in the years ending December 31, 2009 through 2013. The Group operates through multiple subsidiaries and the valuation allowance is considered on an individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
     The valuation allowance in 2007 and 2008 has been increased in connection with an increase in net operating losses for which the Group believes it cannot generate future taxable income sufficient to recognize the income tax benefit.
     Undistributed earnings of the Group’s PRC subsidiaries of approximately $538.3 million at December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Group would be subject to the then applicable PRC tax laws and regulations.
13. Net income (loss) per Share
     The following table sets forth the computation of basic and diluted income per share for the years indicated:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

	Years ended December 31,
	2006	2007	2008
Income (numerator):
Net income (loss) from continuing operations	(3,375,804)	8,494,528	(415,529,099)
Net income (loss) from discontinued operations	86,573,536	135,941,021	(355,158,427)

Income attributable to holders of ordinary shares:	$83,197,732	$144,435,549	$(770,687,526)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	505,411,079	590,387,396	643,989,552
Plus incremental weighted average ordinary shares from assumed conversions of stock option using treasury stock method	—	17,939,054	—

Weighted average ordinary shares outstanding used in computing diluted income per share	505,411,079	608,326,450	643,989,552

Income (loss) per share from continuing operations — basic	$(0.01)	$0.01	$(0.65)

Income (loss) per share from continuing operations — diluted	$(0.01)	$0.01	$(0.65)

Income (loss) per share from discontinuing operations — basic	$0.17	$0.23	$(0.55)

Income (loss) per share from discontinuing operations — diluted	$0.17	$0.23	$(0.55)

Net income per share — basic	$0.16	$0.24	$(1.20)

Net income per share — diluted	$0.16	$0.24	$(1.20)

     For the above mentioned years, the Group had 37,515,150, 39,890,055 and 32,840,540 options to purchase ordinary shares outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the years presented, as their effects would have been anti-dilutive. In addition, the 13,320,810 options associated with the Allyes 2008 Plan have been excluded from the computation of diluted earnings per share as Allyes recorded a net loss from continuing operations for the year ended December 31, 2008.
14. Mainland China Contribution Plan and Profit Appropriation
     Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $115, $817,333 and $3,011,990 for the years ended December 31, 2006, 2007 and 2008, respectively.
     Pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the years ended December 31, 2006, 2007 and 2008, the Group made total appropriations of $650,851, $2,122,452 and $4,665,681, respectively.
     As a result of these PRC laws and regulations, as of December 31, 2008, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $698,759,060 of their net assets to Focus Media Holding in the form of dividends, loans or advances.
15. Commitments and Contingencies
{a}Leases commitments
     The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens in various locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for 2006, 2007 and 2008 were $638,959, $123,504, 630 and $259,808,909, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ended
December 31,
2009	$37,182,838
2010	10,631,282
2011	4,291,014
2012	1,715,124
2013 and thereafter	1,719,253

Total	$55,539,511

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
     Both complaints allege that the Group’s registration statement on Form F-1 on November 1, 2007, as amended, and the related prospectus contained inaccurate statements of material fact. The Group has meritorious defenses to the claims alleged and intends to defend against these lawsuits vigorously. The Group is unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from these lawsuits could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows.
16. Segment Information
     The Group is mainly engaged in operating an out-of-home advertising network in the PRC using flat-panel television

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
advertising displays located in high traffic commercial locations and in-store areas as well as providing internet advertising services.
     The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making decisions, allocating resources and assessing the performance. The Group has two operating segments and determined that it has two reporting segments, which are internet advertising services and movie theater and traditional outdoor billboards advertising services. These segments derive their revenues from the sale of advertising services and the sale of software and software subscriptions.
     The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment. Prior to 2006, the Group only had a single operating segment, out-of-home television advertising services. The in-elevator poster frame advertising services and mobile handset advertising services were the result of acquisitions made in 2006. The internet advertising services segment was the result of the acquisitions made in 2007. The following table presents selected financial information relating to the Group’s segments:
2008:

			Movie theater
			&
		Internet	Traditional
		advertising	outdoor
	Corporate	services	billboards	Others	Total

Net revenue — external	—	255,637,001	77,520,291	36,396,393	369,553,685
Cost of revenue — external	—	199,188,767	57,276,025	28,580,966	285,045,758

Gross profit	—	56,448,234	20,244,266	7,815,427	84,507,927

Interest income	1,924,349	559,192	30,221	129,054	2,642,816
Interest expense	—	12,568	425	7,556	20,549
Depreciation and amortization	—	13,380,823	5,876,563	7,740,339	26,997,725
Income tax expense	—	1,695,371	3,169,345	(1,473,722)	3,390,994

Net income (loss) from continuing operations	(18,633,921)	(214,485,217)	6,660,346	(189,070,307)	(415,529,099)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
2007:

			Movie theater
			&
		Internet	Traditional
		advertising	outdoor
	Corporate	services	billboards	Others	Total

Net revenue — external	—	124,938,969	37,304,970	818,655	163,062,594

Cost of revenue — external	—	93,237,249	28,506,810	223,974	121,968,033

Gross profit	—	31,701,720	8,798,160	594,681	41,094,561

Interest income	2,319,519	422,622	14,635	1,232	2,758,008
Interest expense	—	8,324	15,922	—	24,246
Depreciation and amortization	—	6,933,524	5,369,700	2,983,139	15,286,363
Income tax expense	—	2,475,914	1,680,416	36,421	4,192,751

Net income (loss) from continuing operations	(7,824,981)	12,922,526	3,205,329	191,654	8,494,528
2006:

	Corporate	Movie theater	Total

Net revenue — external	—	689,851	689,851

Cost of revenue — external	—	759,672	759,672

Gross profit	—	(69,821)	(69,821)

Interest income	739,901	292	740,193
Interest expense	—	15,546	15,546
Depreciation and amortization	—	62,462	62,462
Income tax expense	—	—	—

Net loss from continuing operations	(2,875,737)	(500,067)	(3,375,804)
Major Customers
     As of and for the years ended December 31, 2006, 2007 and 2008, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.
Major Service lines
     The group derives revenues from the following major service lines:

	For the years ended December 31
	2006		2007		2008
	$	% of total	$	% of total	$	% of total
		revenue		revenue		revenue
Net revenue

Movie theater & Traditional outdoor billboards	689,851	100%	37,304,970	22.9%	77,520,291	21.0%
Internet advertising network	—	—	124,938,969	76.6%	255,637,001	69.2%
Other revenue	—	—	818,655	0.5%	36,396,393	9.8%

Total revenue of continuing operations	689,851	100%	163,062,594	100%	369,553,685	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
     17. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2006, 2007 and 2008 for the Group is as follows:

		Year ended December 31,
Name of related parties	Director interested	2006	2007	2008
Shanghai Everease Advertising & Communication Ltd. (“Everease”)	Jason Nanchun Jiang	$7,764,977	$3,132,954	$(132,116)
Multimedia Park Venture Capital	Jimmy Wei Yu	3,885,546	104	—
Shanghai Jobwell Business Consulting Co., Ltd.	Jimmy Wei Yu	1,382,695	—	—
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	1,122,945	—	—
Shanghai Wealove Business Consulting Co., Ltd.	Jimmy Wei Yu	671,488	—	—
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	982,527	—	—
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	3,230,040	44,542	—
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	190,563	1,095,814	1,637,297
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	119,768	608,150	2,002,839
Home-Inn Hotel Management (Beijing) Co., Ltd	Neil Nanpeng Shen	78,742	82,356	256,690
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	178,933	—	69,863
51.com	Neil Nanpeng Shen	—	19,611	718
Qihoo.com	Neil Nanpeng Shen	—	12,151	48,385
UUSEE	Neil Nanpeng Shen	—	27,789	78,572
Aikong.com	Jason Nanchun Jiang	—	—	56,190
Giant Interactive Group Inc.	Jason Nanchun Jiang	—	—	4,153,948
China Vanke Co., Ltd.	Daqing Qi	—	—	909,775
Beijing Huayi Brothers	Jason Nanchun Jiang	—	—	43,561
Beijing Dentsu Advertising Co., Ltd.	Dian Zhong	—	—	10,390,101
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	—	243,628	87,638

Total		$19,608,224	$5,267,099	$19,603,461

     Details of advertising space leasing costs charged, net of rebates, of those whom are the related parties, for the years ended December 31, 2006, 2007 and 2008 for the Group are as follows:

		Year ended December 31,
Name of related parties	Director interested	2006	2007	2008
Beijing Sina Internet Information Services Co., Ltd.	Charles Cao	$—	$24,755,004	$50,294,367
Beijing Sohu New-age Information Technology Co., Ltd.	Daqing Qi	—	14,596,893	39,061,219
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	—	130,230	343,546
51.com	Neil Nanpeng Shen	—	204,612	887,603
Qihoo.com	Neil Nanpeng Shen	—	305,413	847,021
UUSEE	Neil Nanpeng Shen	—	15,929	306,899
E-House(China) Holdings Limited	Neil Nanpeng Shen	—	2,008	—

Total		$—	$40,010,089	$91,740,655

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Details of amounts due from related parties as of December 31, 2006, 2007 and 2008 are as follows:

			December 31,
Name of related parties	Note	Director interested	2006	2007	2008
Shanghai Everease Advertising & Communication Ltd. (“Everease”)	(a)	Jason Nanchun Jiang	$6,331,549	$133,543	$4,136
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	12,705	—	232,399
Shanghai Shengchu Advertising Agency Co., Ltd.	(a)	Jimmy Wei Yu	403,889	—	—
Beijing Sina Internet Information Services Co., Ltd.	(a)	Charles Cao	—	3,385,671	2,183,809
Beijing Sohu New-age Information Technology Co., Ltd.	(a)	Daqing Qi	—	1,198,429	4,905,642
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	(a)	Neil Nanpeng Shen	—	89,946	49,401
51.com	(a)	Neil Nanpeng Shen	—	105,147	215,854
UUSEE	(a)	Neil Nanpeng Shen	—	10,952	18,937
Home-Inn Hotel Management (Beijing) Co., Ltd.	(a)	Neil Nanpeng Shen	39,699	—	23,838
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	—	150,158	146,033
Qihoo.com	(a)	Neil Nanpeng Shen	—	17,683	53,724
Giant Interactive Group Inc.	(a)	Jason Nanchun Jiang	—	—	174,079
Beijing Dentsu Advertising Co., Ltd.	(a)	Dian Zhong	—	—	1,716,419
David Yu	(b)	David Yu	1,064,947	—	—

Total			$7,852,789	$5,091,529	$9,724,271

Note (a) — These amounts represent trade receivables for advertising services provided.

Note (b) — The amount represents a payment due from the ex-shareholder of Target Media for an indemnification of a contingent liability which arose after the acquisition. This amount was paid out in cash in 2007.

Details of amounts due to related parties as of December 31, 2006, 2007 and 2008 are as follows:

			December 31,
Name of related parties	Note	Director interested	2006	2007	2008
Beijing Sina Internet Information Services Co., Ltd.	(d)	Charles Cao	$—	$12,491,999	$11,586,228
Beijing Sohu New-age Information Technology Co., Ltd.	(d)	Daqing Qi	—	301,520	3,039,075
51.com	(d)	Neil Nanpeng Shen	—	179,750	554,326
UUSEE	(d)	Neil Nanpeng Shen	—	3,696	151,197
Home-Inn Hotel Management (Beijing) Co., Ltd.	(d)	Neil Nanpeng Shen	—	171	—
Tan Zhi	(c)	Tan Zhi	345,768	—	—
Qihoo.com	(d)	Neil Nanpeng Shen	—	—	129,427
Giant Interactive Group Inc.	(d)	Jason Nanchun Jiang	—	—	146,314
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	(d)	Neil Nanpeng Shen	—	—	80,543

Total			$345,768	$12,977,136	$15,687,110

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

Note (c) — The amount represents the amount due to the president of Focus Media for operating funds of Framedia. The loan was non-interest bearing and was fully repaid in 2007.

Note (d) — The amounts represent trade payables for advertising services purchased.
Other related party transactions
     For each of the years ended December 31, 2006, 2007 and 2008, office rentals were paid to Multimedia Park Venture Capital approximately amounting to $476,902, $690,018 and $870,718 respectively.
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
18. Subsequent Event
Renegotiation of Share Purchase Agreements
     Subsequent to December 31, 2008, the Group re-negotiated Share Purchase Agreements (“SPAs”) with the ex-shareholders of certain companies included in the SINA Transaction. According to the re-negotiated SPAs, the earn-out payments will be subject to reduced earnings multiples, used to calculate the total earn-out payment, which may increase the likelihood that such earn-outs will be reached, and/or additional downward adjustments based on uncollected account receivable balances.
Repricing of Allyes share option plan
     Allyes reduced the exercise price of 13,320,810 share options from $4.28 to $2.10 per share with no change in other terms and conditions. The modification resulted in an increase in share-based compensation of approximately $3.1 million, which will be recognized over the remaining vesting period of the original awards.
Legal proceedings
     On February 11, 2009, Ying Ping, a PRC citizen, filed an arbitration application in Beijing with China International Economic and Trade Arbitration Commission (“CIETAC”) against the Group, requesting the Group, (i) to continue to perform a Share Purchase Agreement, dated as of March 20, 2007, between Ying Ping and us; (ii) to pay a share purchase price in the amount of RMB106.56 million and accrued interests thereof; and (iii) to bear their legal counsel fee in the amount of RMB 2.3 million and other relevant arbitration costs. The CIETAC accepted Ying Ping’s application for arbitration on February 24, 2009 and no arbitration session has been held yet. The Group believes it has meritorious defenses to the claims alleged and intends to defend against such claims vigorously. The Group had accrued approximately $7.5 million as contingent consideration as of December 31, 2008 which reflects its best estimate of the ultimate settlement amount.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Holding Limited
The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership
Focus Media (China) Holding Ltd.	Hong Kong	100%
Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
British Virgin Islands Perfect Media Holding Ltd.	(“BVI”)	100%
Focus Media Qingdao Holding Ltd.	BVI	100%
Focus Media Dalian Holding Ltd.	BVI	100%
Focus Media Changsha Holding Ltd.	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd.	PRC	90%
New Focus Media Technology (Shanghai) Co., Ltd.	PRC	100%
Sorfari Holdings Limited	BVI	100%
Focus Media Tianjin Limited	BVI	80%
Capital Beyond Limited	BVI	100%
Shanghai New Focus Media Advertisement Co., Ltd.	PRC	100%
Shanghai New Focus Media Agency Co., Ltd.	PRC	100%
Shanghai Focus Media Defeng Advertisement Co., Ltd.	PRC	90%
Shanghai Focus Media Baixin Advertising Co., Ltd.	PRC	70%
Shanghai Focus Media Xiangkun Advertising Co., Ltd.	PRC	70%
Infoachieve Limited	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd.	PRC	100%
Target Media Holdings Limited	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd.	PRC	100%
Dotad Holdings Limited	BVI	100%
ProfitBest Worldwide Limited	BVI	100%
Wiseglobal Investments Limited	BVI	100%
Summitworld Limited	BVI	100%
Newking Investment Limited	BVI	100%
Surge Zhenghe Holding Limited	BVI	100%
Speedaccess Limited	BVI	100%
Peakbright Group Limited	BVI	100%
Homesky Investment Limited	BVI	100%
Bestwin Partners Limited	BVI	100%
Glomedia Holdings Limited	BVI	100%
Appreciate Capital Ltd.	BVI	70%
Richcrest Pacific Limited	BVI	100%
Wealthstar Holdings Limited	BVI	100%
Highmark Asia Limited	BVI	100%
Plentiworth Investment Limited	BVI	100%
Directwealth Holdings Limited	BVI	100%
Better off Investments Limited	BVI	100%
Topstart Holdings Limited	BVI	100%
Vast Well Development Limited	BVI	100%
Crownsky Limited	BVI	100%
E-Rainbow Mobile Information Co., Limited	BVI	100%
Directvantage Limited	BVI	100%
Cmsc Holdings Limited	BVI	100%
Active Max Limited	BVI	100%
Sky Max Global Limited	BVI	100%
Fully Ascend Limited	BVI	100%
Luck Trillion Limited	BVI	100%
Angli Education Development Limited	BVI	100%
Angli Education Investment Limited	BVI	100%
Evercom Pacific Limited	BVI	70%
Century Bonus Limited	BVI	70%
Smart Cheer Limited	BVI	70%
Shanghai On-Target Advertisement Co., Ltd	PRC	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Holding Limited (continued)
The following table sets forth information concerning our direct subsidiaries:

	Place of	Percentage
Subsidiary	Incorporation	of ownership
Brightchina Enterprises Limited	BVI	70%
Spacenet International Limited	BVI	80%
Multibillion International Limited	BVI	70%
Pear Commercial Inc.	BVI	100%
One Capital Investment Limited	BVI	100%
First Star Investment Limited	BVI	100%
Xin Jin Hong Limited	Macau	100%
Advantage Way Limited	BVI	100%
Hua Kuang Advertising Company Limited	HK	100%
Allyes Information Technology Co., Ltd	Cayman Island	100%
Securacom Limited	BVI	100%
Powerlane Asia Limited	BVI	100%
Centremax Enterprises Limited	BVI	100%
Brilliant Top Investment Limited	BVI	100%
CGEN Digital Media Company	Cayman Island	100%
CGEN Digital Technology (Shanghai) Co., Ltd	PRC	100%
Allyes Online Media Holding Limited	Cayman Island	100%
Allyes (China) Holding Co., Ltd	Hong Kong	100%
New Allyes Information Technology (Shanghai) Co., Ltd	PRC	100%
Allyes Information Technology (Shanghai) Co., Ltd	PRC	100%
Allyes Software Technology (Shanghai) Co., Ltd	PRC	100%

China Exceed Limited	BVI	100%
Shanghai OOH Advertising Co., Ltd	PRC	100%
Beijing Chuanzhi Huaguang Advertisement Co., Ltd	PRC	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement
The following table sets forth information concerning Focus Media Advertisement’s subsidiaries each of which is incorporated in China:

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Shanghai Focus Media Advertising Co., Ltd.	90.0	%(1)	PRC	Advertising agency

Shanghai Perfect Media Advertising Agency Co., Ltd.	95.0	%(1)	PRC	Advertising company that operates advertising services network on shoe-shining machines

Qingdao Focus Media Advertisement Co., Ltd.	90.0	%(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Changsha Focus Media Shiji Advertisement Co., Ltd.	90.0	%(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Dalian Focus Media Advertising Co., Ltd.	90.0	%(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Qianjian Advertising Co., Ltd.	90.0	%(1)	PRC	Operation and maintenance of out-of-home television advertising network in banking locations

Guangzhou Fuke Advertising Company Ltd.	90.0	%(1)	PRC	Operation and maintenance of out-of-home television advertising network

Zhuhai Focus Media Culture and Communication Company Ltd.	90.0	%(1)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Focus Media Digital Information Technology Co., Ltd.	10	%(3)	PRC	Technical and business consultancy

Shenzhen Bianjie Building Advertisement Co., Ltd.	99.0	%(2)	PRC	Dormant (Former operation and maintenance of frame advertising network)

Hebei Focus Media Advertising Company Ltd.	90.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xiamen Focus Media Advertising Company Ltd.	90.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Sichuan Focus Media Advertising Communications Co., Ltd.	90.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Shanghai New Structure Advertisement Co., Ltd.	90.0	%(2)	PRC	Operation and maintenance of advertising and technical and business consultancy for poster frame network

Shanghai Framedia Advertising Development Co., Ltd.	90.0	%(2)	PRC	Operation and maintenance of advertising poster frame network

Guangzhou Shiji Shenghuo Advertisement Co., Ltd.	90.0	%(2)	PRC	Dormant (Former operation and maintenance of advertising poster frame network)

Hefei Fukesi Advertising Co. Ltd.	90.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Jinan Focus Media Advertising Co., Ltd.	80.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Target Media Co., Ltd.	90.0	%(2)	PRC	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Shenyang Target Media Ltd.	30.0	%(5)	PRC	Dormant (Former operation and maintenance of Target Media’s out-of-home television advertising network)

Beijing Focus Media Wireless Co., Ltd.	90.0	%(2)	PRC	Technology development and support of out-of-home television advertising and poster frame network.

Guangzhou Feisha Advertisement Co., Ltd.	90.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

DongGuan Focus Media Advertisement & Communications Co., Ltd.	50.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai FengJing Advertisement & Communications Co., Ltd.	95.0	%(4)	PRC	Operation and maintenance of out-of-home LED advertising network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued)

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

ZhengZhou Focus Media Advertisement & Communications Co., Ltd.	85.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

ShiJiaZhuang Focus Media HuiHuang Business Advertisement Co., Ltd.	90.0	%(2)	PRC	Operation and maintenance of advertising poster frame network

Nanjing Focus Media Advertising Co., Ltd.	90.0	%(4)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Yunnan Focus Media Co., Ltd.	89.5	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Tianjin Focus Tongsheng Advertising Company Ltd.	80.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	80.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Wuhan Geshi Focus Media Advertising Co., Ltd.	75.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Xi’an Focus Media Advertising & Information Company Ltd.	70.0	%(4)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shenyang Focus Media Advertising Co., Ltd.	70.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Fuzhou Focus Media Advertising Co., Ltd.	70.0	%(4)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	60.0	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	60.0	%(4)	PRC	Operation and maintenance of direct mailing advertising business

City Billboard (BeiJing) Advertisement Co., Ltd.	75.0	%(4)	PRC	Dormant (Former operation and maintenance of outdoor LED billboards advertising network)

BeiJing YangShiSanWei Advertisement Co., Ltd.	70.0	%(4)	PRC	Operation and maintenance of movie theatre advertising network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued):

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Beijing Tuojiachengyuan Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of outdoor traditional billboards advertising network

Shanghai Zonghengpinyu Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of outdoor LED billboards advertising network

Quanzhou Xindalu Culture Communication Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Guizhou Focus Media Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Lanzhou Focus Media Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Haerbin Focus Media Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Jilin Focus Media Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Hefei Tiandi Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Suzhou Focus Media Communication and Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of out-of-home television advertising network (former regional distributor)

Shanghai Shenghuotongdao Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of direct mailing advertising business

Zhengzhou Focus Media Frame Advertisement Co., Ltd.	100%		PRC	Operation and maintenance of advertising poster frame network

Shanghai Yuanchi Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Tianjin Saige Advertisement Planning Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Taiyuan Framedia Juzhong Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Jinan Framedia Advertisement Co., Ltd.	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Appendix 1
Subsidiaries of Focus Media Advertisement (continued):

	Focus Media
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Guangzhou Hengxun Advertisement Co., Ltd.	63	%(4)	PRC	Internet advertising agency

Shanghai Zhenhao Advertisement Co., Ltd	70.0	%(4)	PRC	Operation and maintenance of movie theatre advertising network

Shanghai Qianzhong Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of outdoor traditional billboard advertising network

Guangzhou Zhongping Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of outdoor LED advertising network

Shanghai Honghao Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Shanghai Yuanyuan Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Shanghai Zhiyi Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Shanghai Lizhu Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Liaoning Framedia Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Kunming Jinzhirui Advertisement Co., Ltd	100%		PRC	Operation and maintenance of advertising poster frame network

Qingdao Mubiao Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of advertising poster frame network

Huichun Focus Media Advertisement Co., Ltd	90	%(2)	PRC	Operation and maintenance of out-of-home television advertising network

Ruizhong Billboard (BeiJing) Advertisement Co., Ltd.	75.0	%(4)	PRC	Dormant (Former operation and maintenance of outdoor LED billboards advertising network)

(1)	The remaining equity interest is held by Jimmy Wei Yu as our nominee holder.

(2)	The remaining equity interest is held by Focus Media Advertising Agency.

(3)	The remaining equity interest is held by Focus Media Technology.

(4)	The remaining equity interest in this entity is owned by unrelated third parties.

(5)	The remaining equity interest in this entity is owned by Shanghai Target Media Co., Ltd.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
PRC operating affiliates of Allyes
The following table sets forth information concerning subsidiaries of Shanghai Quanshi and Shanghai Allyes (two of the PRC operating affiliates, collectively “Allyes Advertisement”), each of which is incorporated in China:

	Allyes
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Shanghai Huxin Advertising Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Shanghai Mei Si En Advertising Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Shanghai Kuantong Advertising Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Shanghai Hemisphere Allyes Marketing Consultancy Co. Ltd.	51	%(2)	PRC	Internet advertising agency

Beijing Lantian Interactive Advertising Co., Ltd.	100	%(6)	PRC	Internet advertising agency

Shanghai Allyes Trends Advertising and Media Co. Ltd.	100	%(1)	PRC	Internet advertising agency

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)

	Allyes
	Advertisement’s		Region of
Subsidiaries	Ownership Percentage		Operations	Primary Business

Beijing Wonderad Advertisement Co., Ltd	70	%(3)	PRC	Internet advertising agency

Beijing Kudong Media Advertising Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Shanghai Joywell Computer Information Technology Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Shanghai Jiangpan Advertising Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Shanghai Netway Advertising Co., Ltd.	70	%(3)	PRC	Internet advertising agency

Beijing Yong &Demon Advertising Co., Ltd.	80	%(4)	PRC	Internet advertising agency

Beijing Yong &Demon Media Advertising Co., Ltd.	80	%(4)	PRC	Internet advertising agency

Beijing Jiahuazhongwang Advertising Co., Ltd.	80	%(4)	PRC	Internet advertising agency

Catch Stone Advertising (Beijing) Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Beijing Yibolande Advertisement Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Beijing iResearch Market Consulting Co., Ltd.	100	%(1)	PRC	Internet data analysis and research company

Beijing Aike Information Consulting Co., Ltd.	100	%(1)	PRC	Internet data analysis and research company

1024 Interactive Marketing Consultant (Beijing) Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Beijing Xingtuan Media Co., Ltd.	100	%(1)	PRC	Internet advertising agency

Shanghai Focus Media Wangjing Advertising Co. Ltd.	100	%(1)	PRC	Internet advertising agency

(1)	50% equity interest is held by Shanghai Allyes Advertising Co. Ltd. and the remaining 50% equity interest in this entity is held by Shanghai Quanshi Advertising Co. Ltd.

(2)	51% equity interest is held by Shanghai Allyes Advertising Co. Ltd, the remaining equity interest is held by Hemisphere Driot, a company registered in France.

(3)	70% equity interest is held by Shanghai Quanshi Advertising Co. Ltd, the remaining equity interest in this entity is owned by unrelated third parties.

(4)	80% equity interest is held by Shanghai Quanshi Advertising Co. Ltd, the remaining equity interest in this entity is owned by unrelated third parties.

(5)	70% equity interest is held by Shanghai Allyes Advertising Co. Ltd and the remaining equity interest in this entity is owned by Shanghai Quanshi Advertising Co. Ltd..

(6)	99% equity interest is held by Shanghai Allyes Advertising Co. Ltd and the remaining equity interest in this entity is owned by Shanghai Quanshi Advertising Co. Ltd.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars except share data and unless otherwise stated)
Other important PRC Affiliates:
     The following table sets forth information concerning important PRC affiliates each of which is incorporated in China:

	Our
	Controlled equity		Region of
Affiliates	ownership		Operations	Primary Business

Shanghai Chuanzhi Advertisement Co., Ltd.	100	%(1)	PRC	Operation and maintenance of outdoor traditional billboard advertising network

Shanghai Ruili Advertisement Co., Ltd.	100	%(1)	PRC	Operation and maintenance of outdoor traditional billboard advertising network

Shanghai Xinuo Advertisement Co., Ltd	100	%(1)	PRC	Operation and maintenance of outdoor traditional billboard advertising network

Shanghai Fukesi Advertisement Co., Ltd	100	%(1)	PRC	Operation and maintenance of out-of-home television advertising network

Ha’erbin Yifang Focus Media Advertisement Co., Ltd	100	%(2)	PRC	Operation and maintenance of out-of-home television advertising network

Shanghai Yuanchi Culture Communication Co., Ltd	100	%(3)	PRC	Operation and maintenance of poster frame advertising network

Beijing Framedia Zhonglian Advertisement Co., Ltd	100	%(1)	PRC	Operation and maintenance of poster frame advertising network

Shenyang Longtaoyuan Advertisement Co., Ltd	100	%(1)	PRC	Operation and maintenance of poster frame advertising network

Shanghai Zhuoshen Advertisement Co., Ltd	100	%(1)	PRC	Operation and maintenance of poster frame advertising network

Shanghai Dahan Advertisement Co., Ltd	100	%(4)	PRC	Operation and maintenance of poster frame advertising network

Shanghai Jinxuan Advertisement Co., Ltd	100	%(4)	PRC	Operation and maintenance of poster frame advertising network

Changsha Framedia Advertisement Co., Ltd	100	%(5)	PRC	Operation and maintenance of poster frame advertising network

Sichuan Framedia Advertisement Co., Ltd	100	%(5)	PRC	Operation and maintenance of poster frame advertising network

Zhuhai Framedia Advertisement Co., Ltd	100	%(5)	PRC	Operation and maintenance of poster frame advertising network

Dianzhong Digital (Beijing) Advertisement Co., Ltd	33	%(6)	PRC	Operation of internet advertising

(1)	Equity interests are held by one or two PRC citizens designated by us.

(2)	90% of equity is held by Shanghai Perfect Media Advertising Agency Co.Ltd and 10% is held by Shanghai New Perfect Media Advertising Agency Co., Ltd.

(3)	100% of equity is held by Shanghai Yuan Chi Advertisement and Communication Co., Ltd

(4)	100% of equity is held by Shanghai New Structure Advertisement Co., Ltd.

(5)	100% of equity is held by Shanghai Framedia Advertisement Development Co., Ltd.

(6)	33% of equity is held by Hua Kuang Advertising Co., Ltd and 67% of equity is held by unrelated third party.

Additional Information — Financial Statement Schedule 1
FOCUS MEDIA HOLDING LIMITED
     These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
Financial Information of Parent Company
BALANCE SHEETS

	December 31,
	2006	2007	2008
	(In U.S. Dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$37,483,101	$71,371,735	$72,670,590
Prepaid expenses and other current assets	151,257	33,155,324	6,163,714
Amounts due from related parties	94,949,887	309,113,038	106,931,089
Total current assets
Acquired intangible assets, net	6,323,076	5,682,764	7,729,055
Investments in subsidiaries and affiliates	925,981,259	1,473,007,600	1,077,519,470

Total assets	$1,064,888,580	$1,892,330,461	$1,271,013,918

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	14,144,589	37,386,264	73,229,875

Total current liabilities	$14,144,589	$37,386,264	$73,229,875

Shareholders’ equity
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2006, 2007 and 2008; 534,896,873, 640,230,852 and 646,081,710 shares issued and outstanding in 2006, 2007 and 2008, respectively)	26,745	32,020	32,327
Additional paid-in capital	709,196,246	1,581,579,792	1,659,833,079
Acquisition consideration to be issued	237,879,480	—	—
Retained earnings (accumulated deficit)	96,194,969	236,718,179	(533,969,347)
Accumulated other comprehensive income	7,446,551	36,614,206	71,887,984

Total shareholders’ equity	$1,050,743,991	$1,854,944,197	$1,197,784,043

Total liabilities, mezzanine equity and shareholders’ equity	$1,064,888,580	$1,892,330,461	$1,271,013,918

Financial Information of Parent Company
STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2006	2007	2008
	(In U.S. dollars)
Net revenues:	$719,978	$339,980	$27,117,808

Cost of revenues:	146,943	980,488	1,453,800

Gross profit	573,035	(640,508)	25,664,008

Operating expenses:
General and administrative	7,894,125	16,385,897	31,324,034
Selling and marketing	2,090,387	9,166,146	15,691,901
Amortization of acquired intangible assets	79,377	635,662	718,159

Total operating expenses	10,063,889	26,187,705	47,734,094

Loss from operations	(9,490,854)	(26,828,213)	(22,070,086)

Interest income	791,669	2,326,143	1,924,349
Other expense	(44,755)	(6,652)	(442,075)
Equity in earnings of subsidiaries and equity affiliates	91,941,672	168,944,271	(750,099,714)

Income (loss) before income taxes	83,197,732	144,435,549	(770,687,526)
Income tax expenses	—	—	—

Net income (loss)	$83,197,732	$144,435,549	$(770,687,526)

Financial Information of Parent Company
STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2006	2007	2008
	(In U.S. dollars)
Operating activities:
Net income (loss)	$83,197,732	$144,435,549	$(770,687,526)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	8,367,406	21,454,298	40,023,359
Amortization of intangibles	80,039	640,311	718,159
Loss on disposal of an equity method investment	—	—	430,438
Equity in earning of subsidiaries	(91,941,672)	(168,944,271)	750,099,714
Changes in assets and liabilities:
Prepaid expenses and other current assets	(29,775)	(4,067)	(4,988,211)
Amounts due from related parties	(136,456)	(214,163,151)	220,239,255
Accrued expenses and other current liabilities	9,239,041	2,888,470	(18,909,819)

Net cash provided by (used in) operating activities	$8,776,315	$(213,692,861)	$216,925,369

Investing activities:
Investments in subsidiaries and affiliates	(124,508,517)	(110,180,660)	(173,309,580)
Deposit paid to acquire subsidiaries	(696,228)	(69,268,608)	(12,155,299)
Purchase of intangibles	(3,225,161)	—	—
Issuance of loan receivable	—	(30,000,000)	—

Net cash used in investing activities	$(128,429,906)	$(209,449,268)	$(185,464,879)

Financing activities:
Proceeds from issuance of ordinary shares	142,750,893	427,444,711	—
Proceeds from issuance of ordinary shares pursuant to stock option plans	15,247,561	19,560,220	10,711,301
Share repurchase	—	—	(47,500,211)

Net cash provided by financing activities	$157,998,454	$447,004,931	$(36,788,910)

Effect of exchange rate changes	(861,762)	10,025,832	6,627,275
Net increase in cash and cash equivalents	37,483,101	33,888,634	1,298,855
Cash and cash equivalents, beginning of year	—	37,483,101	71,371,735

Cash and cash equivalents, end of year	$37,483,101	$71,371,735	$72,670,590

Note to Schedule 1
1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008, $698,759,060 was not available for distribution and as such, the condensed financial information of Focus Media Holding Limited has been presented for the year ended December 31, 2008.

.2)	A portion of the purchase consideration for certain equity investees the parent company made is contingent and based on earnings targets for two to three years subsequent to the acquisitions, subject further to the attainment of certain operational targets. The maximum amount of such contingent payments for total equity investees for 2009, 2010 and 2011 is $240 million in aggregate.
* * * * *