Form 20-F/A
period 2008-12-31
Focus Media Holding LTD
filed 2009-09-08
CIK 1330017

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
Phone: +86 21 2216 4088
Facsimile: +86 21 2216 4174
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
     Yes ☐ No ☐

EXPLANATORY NOTE
     This Amendment No. 1 to Form 20-F is being filed solely to re-file Exhibit 10.181for which the Company has submitted a confidential treatment request to the Securities and Exchange Commission (the “SEC”) to reflect changes in the redacted portions of such exhibit in connection with our request for confidential treatment of such exhibit. These changes in the redactions were made in response to comments that we received from the Securities and Exchange Commission regarding our confidential treatment request. Exhibit 10.181 to this Amendment No. 1 to Form 20-F supersede and replace the corresponding exhibits originally filed with the Form 20-F.
     We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. This Amendment No. 1 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

Exhibit
Number	Description of Exhibits
10.55*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.61*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.64*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

Exhibit
Number	Description of Exhibits
10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.88*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.89*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.90*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94*	Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95*	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96*	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.97*	2006 Share Option Plan.

10.98*	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.99*	Asset Transfer Agreement, dated as of January 30, 2003, among Shanghai Allyes Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Xiangdong Xiong and Jiangang Wang.

10.100*	Call Option Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.101*	Call Option Agreement, dated as of January 30, 2003, among Xiangdong Xiong, new Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.102*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Jianggang Wang.

10.103*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.104*	Exclusive Service Agreement, dated as of January 20, 2003, by and among Shanghai Allyes Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.105*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.106*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

Exhibit
Number	Description of Exhibits
10.107*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.108*	Call Option Agreement, dated November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.109*	Call Option Agreement, dated November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.110*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.111*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.112*	Exclusive Service Agreement, dated as of November 1, 2004, by and among Shenzhen Baifen Creation Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.113*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.114*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.115*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.116*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.117*	Asset Transfer Agreement, dated November 30, 2004, among Shanghai Huxin Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.118*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.119*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.120*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.121*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.122*	Exclusive Service Agreement, dated as of November 11, 2004, by and among Shanghai Huxin Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.123*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology

(Shanghai) Co., Ltd. and Suyang Zhang.

Exhibit
Number	Description of Exhibits
10.124*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.125*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.126*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.127*	Asset Transfer Agreement, dated as of November 30, 2004, among Shanghai MSN Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.128*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.129*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.130*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.131*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.132*	Exclusive Service Agreement, dated as of November 3, 2004, by and among Shanghai MSN Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.133*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.134*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.135*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.136*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.137*	Asset Transfer Agreement, dated as of May 17, 2005, among Shanghai Quanshi Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.138*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.139*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.140*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.141*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.142*	Exclusive Service Agreement, dated as of April 20, 2005, by and among Shanghai Quanshi Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.143*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.144*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.145*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.146*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.147*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.148*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.149*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.150*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.151*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.152*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.153*	Exclusive Service Agreement, dated as of July 1, 2006, by and among Shanghai Kuantong Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.154*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.155*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.156*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.157*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.158*	Share Purchase Agreement, dated as of July 21, 2006, among EFT Partners Limited, Focus Media Holdings Limited, Appreciate Capital Ltd., Zhang Qingyong and Wang Yongmei.

10.159*	Registration Rights Agreement, dated as of March 28, 2007, by and among Focus Media Holding Limited and Persons who represent certain former shareholders, warrant holders and options holders of Allyes Information Technology Company Limited.

10.160*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.161*	2007 Share Option Plan

10.162*	Share Purchase Agreement, dated as of December 8, 2007, among Focus Media Holding Limited, CGEN Digital Media Company Limited and the selling shareholders and other parties named therein.

10.163*	Registration Rights Agreement, dated as of January 2, 2008, among Focus Media Holding Limited and the former shareholders of CGEN Digital Media Company Limited named therein.

10.164*	Equity Pledge Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd.

10.165*	Call Option Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.166*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.167*	Exclusive Technology and Consulting Agreement, dated as of January 16, 2006, among CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.168*	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.169*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.

10.170*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.

10.171*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.

10.172*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.

10.173*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.174*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertisement Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.

10.175*	Equity Pledge Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.

10.176*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.

10.177*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.

10.178*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.

10.179*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.

10.180*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.

10.181†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1*	Consent of Conyers, Dill & Pearman.

15.2*	Consent of Global Law Office.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

21.1*	List of Subsidiaries.

*	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: September 8, 2009