Form 20-F
period 2009-12-31
Focus Media Holding LTD
filed 2010-06-29
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Commission file number 001-
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
Unit No.1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong
(Address of Principal Executive Offices)
Contact Person: Mr. Alex Deyi Yang
Acting Chief Financial Officer
Phone: +852 3752-8009
Facsimile: +852-3583-0082
Address: Unit No.1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong
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
725,278,005 Ordinary Shares

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
     Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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
     Yes ☐ No ☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2009

i

SUPPLEMENTAL INFORMATION
          In this annual report, unless otherwise indicated:
•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value $0.00005, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•	“Framedia” refers to Infoachieve Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•	“Target Media” refers to Target Media Holdings Limited and its consolidated subsidiaries and affiliates, which we acquired in February 2006;

•	“Focus Media Wireless” refers to Dotad Media Holdings Limited, and its consolidated subsidiary and affiliate, which we acquired in March 2006 and renamed Focus Media Wireless. We terminated our mobile handset advertising business, including Focus Media Wireless, in December 2008;

•	“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007;

•	“CGEN” refers to CGEN Digital Media Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in January 2008 and disposed of in December 2008; and

•	This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and as of December 31, 2008 and 2009.
BASIS OF PRESENTATION
          On September 30, 2009, we announced that we and SINA Corporation (“SINA”) jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, by which the Company agreed to sell a substantial majority of the assets of Focus Media’s advertising networks including LCD display networks, in-store networks and poster frames networks. Accordingly, we continue to own and operate the assets that were the subject of the original purchase and sale agreement and account for those operations in our continuing operations in accordance with U.S. GAAP in our audited financial statements for all periods presented.
          As a result of regulatory and market changes in 2008, we disposed of the mobile handset advertising service segment. The results of operations for the segment have been presented as discontinued operations for all periods presented. On December 9, 2008, we announced the disposal of our CGEN in-store advertising network. CGEN has been recorded within our continuing operations as we have retained continuing involvement by retaining assets from CGEN for similar use after the disposal transaction.

          In addition, as previously announced, in the third quarter of 2009, we reduced our equity interests in certain underperforming subsidiaries in our Internet segment and subsequently completely disposed of our interest in those subsidiaries in the fourth quarter of 2009. The results of operations of these subsidiaries have been accounted for as discontinued operations in accordance with U.S.GAAP.
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
          This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand our advertising network into new cities and regions in China

•	the growth of our LCD display network, poster frame network, in-store network, movie theater and traditional outdoor billboards and our online advertising services business;

•	our plan to identify and create additional advertising platforms that target specific consumer demographics, which could allow us to increase our advertising revenue;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended, and Form F-3 as amended; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
          The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008, and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.
          Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005, 2006, and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report.
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
          In December 2008, we disposed of our in-store advertising operations of CGEN, which resulted in a $190.5 million disposal loss. Also in 2008, the disposal of our mobile handset advertising business due to changes in market conditions and the regulatory environment resulted in a loss from disposal of $92.1 million. In September 2009, we terminated our agreement of December 2008 to sell substantially all of the assets of our advertising networks using LCD displays, in-store and poster frame to SINA. In 2008, these assets were accounted for as assets-held-for-sale and their results were presented as discontinued operations. Following the termination of the agreement in September 2009, these assets have been reclassified as assets-held-for-use and the results have been presented as continuing operations for all periods presented.
          In the third and fourth quarters of 2009, we restructured continuing operations and disposed of interests in certain subsidiaries in our Internet segment. The results of these companies were accounted for as discontinued operations for all periods presented in accordance with U.S. GAAP.

	For the years ended December 31
	2005	2006	2007	2008	2009
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues: (1)
LCD displays	$61,435	$141,472	$183,528	$239,505	$208,499
In-store	5,469	26,907	27,444	60,719	30,346
Poster frame		40,904	85,472	146,751	98,962

	For the years ended December 31
	2005	2006	2007	2008	2009
	(In thousands of U.S. Dollars, except share and per share data)
Movie theatre and traditional outdoor billboard	—	690	37,305	77,178	59,057
Internet advertising		0	75,364	114,560	107,871
Other (2)	1,325	1,932	1,115	3,622	300

Total net revenues	68,229	211,905	410,228	642,335	505,035

Cost of revenues:
LCD displays	18,325	48,128	51,850	77,866	75,467
In-store	7,423	18,106	23,502	61,834	24,170
Poster frame		13,621	28,086	59,815	95,401
Movie theatre and traditional outdoor billboard		760	28,507	56,944	45,085
Internet advertising			51,722	89,052	98,721
Other (2)	976	765	798	1,723	290

Total cost of revenues	26,724	81,380	184,465	347,234	339,134

Gross profit	41,505	130,525	225,763	295,101	165,901
Operating expenses:
General and administrative	9,120	25,723	45,641	90,194	120,191
Selling and marketing	9,599	25,762	60,708	95,400	107,184
Impairment loss			—	596,069	86,303
Other operating expenses (income), net	161	(1,051)	(7,645)	182,522	10,848

Total operating expenses	18,880	50,434	98,704	964,185	324,526
Income (loss) from operations	22,625	80,091	127,059	(669,084)	(158,625)
Interest income	1,762	4,255	9,632	7,528	5,261
Interest expense			(25)	—	—

Income (loss) from continuing operations before income taxes	24,387	84,346	136,666	(661,556)	(153,364)
Income taxes	694	1,044	8,326	26,784	9,855

Net income (loss) from continuing operations	23,693	83,302	128,340	(688,340)	(163,219)
Net income (loss) from discontinued operations, net of tax	0	0	16,790	(82,498)	(46,514)

Net income (loss)	23,693	83,302	145,130	(770,838)	(209,733)
Less: Net income (loss) attributable to noncontrolling interests	145	105	694	(150)	3,524

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$23,548	$83,197	$144,436	$(770,688)	$(213,257)

Income (loss) per share from continuing operations — basic	$0.09	$0.16	$0.22	$(1.07)	$(0.25)

Income (loss) per share from continuing operations – diluted	$0.06	$0.16	$0.21	$(1.07)	$(0.25)

	For the years ended December 31
	2005		2006		2007	2008	2009
	(In thousands of U.S. Dollars, except share and per share data)
Income (loss) per share from discontinued operations — basic	$		$		$0.02	$(0.13)	$(0.07)

Income (loss) per share from discontinued operations — diluted	$		$		$0.03	$(0.13)	$(0.07)

Income (loss) per share — basic		$0.09		$0.16	$0.24	$(1.20)	$(0.33)

Income (loss) per share — diluted		$0.06		$0.16	$0.24	$(1.20)	$(0.33)

Shares used in calculating basic income (loss) per share		252,128,545		505,411,079	590,387,396	643,989,522	651,654,345

Shares used in calculating diluted income (loss) per share		365,938,094		521,536,381	608,326,450	643,989,522	651,654,345

	As of December 31
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,653	$164,611	$450,416	$142,434	$568,159
Other current assets(3)	104,988	78,712	431,043	665,137	269,279
Non-current assets(4)	70,713	862,919	1,258,079	724,723	556,005
Total assets	212,354	1,106,242	2,139,538	1,532,294	1,393,443
Total current liabilities	20,694	51,837	276,287	318,864	197,056
Total non-current liabilities	—	3,303	6,394	13,540	5,435
Total liabilities	20,694	55,140	282,681	332,404	202,491
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2007, 2008 and 2009; 378,306,000, 534,896,873, 640,230,852, 646,081,710 and 725,278,005 shares issued and outstanding in 2005, 2006, 2007, 2008 and 2009, respectively)	19	27	32	32	36
Other shareholders’ equity	191,396	1,050,717	1,854,912	1,197,752	1,189,088
Total Focus Media Holdings Limited shareholders’ equity	191,415	1,050,744	1,854,944	1,197,784	1,189,124
Noncontrolling interests	245	358	1,913	2,106	1,828
Total equity	191,660	1,051,102	1,856,857	1,199,890	1,190,952

	As of December 31
	2005	2006	2007	2008	2009
Selected Operating Data:(5)
Number of displays in our commercial location network:
Our direct cities	45,049	80,263	107,533	122,597	125,595
Our regional distributors(6)	3,177	5,197	4,765	5,436	5,411

Total	48,226	85,460	112,298	128,033	131,006

Number of displays in our in-store network(7)	27,849	38,742	49,452	42,824	44,517

Number of stores in our in-store network(7)	4,130	3,898	4,063	3,275	3,097

Number of installed frames in our poster frame network(8)	0	99,784	190,468	324,364	261,076

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $6.0 million, $14.4 million, $20.3 million, $24.7 million and $20.6 million in 2005, 2006, 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our in-store network amounted to $0.5 million, $2.8 million, 2.8 million, $6.3 million and $3.2 million for 2005, 2006, 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our poster frame network amounted to $0, $4.0 million, $7.9 million, $13.9 million and $9.6 million, for 2005, 2006, 2007, 2008 and 2009, respectively. Business tax on Internet advertising service revenue amounted to $5.0 million, $6.1 million and $5.3 million for 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $1.3 million, $2.8 million and $1.5 million for 2007. 2008 and 2009, respectively. Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue.

(2)	Other revenue and cost is related to sale of advertising equipment to business partners and is combined in revenue and cost of LCD displays network in Note 17, “Segment Information”, to consolidated financial statements under Item 18.

(3)	Other current assets are equal to total current assets less cash and cash equivalents.

(4)	Non-current assets are equal to total assets less total current assets.

(5)	Operating data presented includes operating data for discontinued operations except as noted below.

(6)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.

(7)	Operating data for our in-store network does not include data from CGEN’s business and operations.

(8)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.

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
          For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB6.8282, which was the prevailing rate on December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
          The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8087
2007	7.6072	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
2009	6.8409	6.8436	6.8226	6.8282
2010 (through June 18)	6.8272	6.8330	6.8229	6.8267
January	6.8347	6.8383	6.8280	6.8369
February	6.8377	6.8436	6.8281	6.8367
March	6.8359	6.8378	6.8236	6.8361
April	6.8329	6.8380	6.7756	6.8358
May	6.8364	6.8408	6.8273	6.8403
June (through June 18)	6.8298	6.8323	6.8267	6.8267

B. Capitalization and Indebtedness
          Not applicable.
C. Reasons for the Offer and Use of Proceeds
          Not applicable.
D. Risk Factors
          Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially harmed.
Risks Relating to Our Business and Industry
We have been named as a defendant in certain purported shareholder class action lawsuits that could have a material adverse impact on our operating results and financial condition.
          We may have to defend against an appeal by the plaintiffs in lawsuits as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the plaintiff’s appeal of the judgment in these lawsuits could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.
Some of our business operations have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
          Since late 2006 and early 2007, we added a movie theater and traditional billboard advertising network and an Internet advertising services network to our business. Accordingly, we have a limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. These circumstances may make it difficult for you to evaluate our business and prospects.
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
          In 2008, due to the global economic downturn, growth in consumer spending in China slowed which resulted in a corresponding slowdown in advertising spending growth. If there is another deterioration in economic conditions, our revenues, net income and results of operations could be materially adversely affected.
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
          Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of LCD flat-panel displays placed in desirable building, commercial and store locations, of advertising poster frames (including digital poster frames) placed in residential complexes, and to secure desirable locations of large outdoor traditional and LED digital billboards, throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable traditional and LED digital billboard locations for our outdoor traditional and LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and billboards. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from one to five years, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of traditional and LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.
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
          In accordance with PRC real estate laws and regulations, prior consent of landlords and property managers is required for any commercial use of the public areas or facilities of residential properties. With regard to our network of advertising poster frames and some of our flat-panel displays placed in the elevators and public areas of residential complexes, we have entered into frame or display placement agreements with property managers and landlords. For those frame or display placement agreements entered into with property managers, we intend to obtain or urge property managers to obtain consents from landlords. However, if the landlords of a residential complex object to our placing advertising poster frames or flat-panel displays in the elevators and public areas of the complex, we may be required to remove our advertising poster frames or LCD displays from the complex and may be subject to fines. We may not be able to successfully expand our LCD display network, poster Frame networks and in-store networks into new regions or diversify our network into new advertising networks or media platforms, which could harm or reverse our growth potential and our ability to increase our revenues.
If we are unable to obtain or retain desirable placement locations for our LCD displays, advertising poster frames and outdoor traditional and LED billboards movie theater advertising slots on commercially advantageous terms or if the supply of desirable locations diminishes or ceases to expand, we could have difficulty in maintaining or expanding our network, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
          Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. For 2007, 2008 and 2009, our location costs accounted for 45.6%, 45.5% and 35.6% of our cost of revenues and 20.4%, 24.5% and 23.9% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and traditional and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
          In addition, in more developed cities, it may be difficult to increase the number of desirable locations in our network because most such locations have already been occupied either by us or by our competitors, or in the case of outdoor traditional and LED billboards, because the placement of outdoor installments may be limited by municipal zoning and planning policies. In recently developing cities, the supply of desirable locations may be small and the pace of economic development and construction levels may not provide a steadily increasing supply of desirable commercial and residential locations. If, as a result of these possibilities, we are unable to increase the placement of our advertising networks into commercial and residential locations that advertisers find desirable, we may be unable to expand our client base, sell advertising time slots and poster frame space on our network or increase the rates we charge for time slots and poster frame space, which could decrease the value of our network to advertisers.
If we are unable to attract advertisers to advertise on our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.
          The amounts of fees we can charge advertisers for time slots on our LCD display networks, movie theatre advertising networks and traditional billboard networks depend on the size and quality of these networks and the demand by advertisers for advertising time on these networks. Advertisers choose to advertise on these networks in part based on the size of the networks and the desirability of the locations where we have placed our LCD displays and where we lease traditional and LED digital billboards as well as the quality of the services we offer. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.
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
          Our integration of acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. For example, in 2008, we disposed of CGEN’s in-store advertising operations, and discontinued the operations of Focus Media Wireless, both of which were recent acquisitions. These two transactions resulted in impairments losses to our 2008 results of operations. In addition, we discontinued or disposed of certain of our Internet operations in 2009 which resulted in losses to our 2009 results of operations. Moreover, the integration of acquired entities into our operations have required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.
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
          In addition, even if we are able to evaluate such risks, entities we acquire may not perform as we expected due to a range of factors, many of which are beyond our ability to assess or predict. In some instances we may determine to write-off or dispose of acquired entities that underperform. For example, in 2009 we disposed of certain underperforming entities that operated in our Internet division. We may conduct additional such dispositions or write-offs in the future which could have a material and adverse effect on our business, financial condition and results of operations.
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
Our entry into new types of advertising services through acquisitions may expose us to risks associated with operating in the Internet industries in China which could materially affect our financial condition or results of operation.
          In March 2007, we acquired Allyes, which operates an Internet advertising agency and service technology business. We also made a number of smaller acquisitions in the Internet advertising areas in 2007 and 2008. Our operation of the Internet advertising subjects us to risks associated with operations in the Internet segment in China. These potential risks include:
•	failure to reach traditional advertisers and to take advantage of marketing networks through our existing business;

•	the performance and reliability of the Internet infrastructure; and

•	the continued growth of the Internet industries.
One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.
          As of December 31, 2009, we covered approximately 35 out of the approximately 95 cities where we provide our LCD display network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media”, “Framedia” and other brand names and logos. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
          We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Accordingly, our management assessed our effectiveness of internal control over financial reporting as of December 31, 2009 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
          Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. Nevertheless, in the course of conducting its assessment over our internal controls, our management identified a significant deficiency in our internal controls. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In connection with the subscription for our ordinary shares by JJ Media Investment Holding Limited (an entity owned by Jason Nanchun Jiang) in September 2009, management had not maintained appropriate documentation to support their analysis of the accounting for the transaction. We recorded a late adjustment of $4.0 million due to the further evaluation of the grant date of the award under US GAAP. We have concluded that this deficiency constitutes a significant deficiency. We intend to take steps in order to remedy this significant deficiency.
          Nevertheless, we cannot assure you that these measures will be effective and that we will be able to resolve the significant deficiency in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. If we are unable to implement solutions to any deficiencies in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

Failure to manage our growth and operations could strain our management, operational and other resources and we may not be able to achieve anticipated levels of growth in the new networks and media platforms we operate, either of which could materially and adversely affect our business and growth potential.
          To manage our growth and operations, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue this effort, we may incur substantial costs and expend substantial resources in connection with any such expansion or to react to more challenging market conditions, due to, among other things, different technology standards, legal considerations and cultural differences. We may not be able to manage our current or future international operations effectively and efficiently or compete effectively in such markets. We cannot assure you that we will be able to efficiently or effectively manage the growth or changes in our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion or changes in operations may materially and adversely affect our business and future growth.
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
          The market for out-of-home advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media. Our success depends on the acceptance of our out-of-home advertising network by advertisers and their continuing interest in these mediums as components of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our advertising network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our networks or that our networks do not provide sufficient value as effective advertising mediums. Likewise, if consumers find some element of our networks, such as the audio feature of our LCD display, in-store, movie theater and outdoor traditional and LED billboard networks, to be disruptive or intrusive, commercial locations, stores and movie theaters may decide not to place our flat-panel displays in their properties or lease us time in movie theaters and advertisers may view our advertising network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our advertising network. If a substantial number of advertisers lose interest in advertising on our advertising network for these or other reasons, we will be unable to generate sufficient revenues and cash flow to operate our business, and our advertising service revenue, liquidity and results of operations could be negatively affected.
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
          We are exposed to the risk of fraudulent clicks on ads posted on the performance-based advertising network of Allyes by individuals seeking to increase the advertising fees paid to our Web publishers. We may in the future have to refund revenue that our advertisers have paid to us and that was later attributed to click-through fraud. Click-through fraud occurs when an individual clicks on an ad displayed on a website for the sole intent of generating the revenue share payment to the publisher rather than to view the underlying content. From time to time we have experienced fraudulent clicks on the performance-based advertising network of Allyes and we do not allow our advertisers to be charged for such fraudulent clicks. This negatively affects the profitability of our online advertising agency business, and this type of fraudulent act could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our performance-based advertising network, which could lead the advertisers to become dissatisfied with our online advertising agency business, and in turn lead to loss of advertisers and the related revenue. Furthermore, fraudulent clicks directed at our performance-based advertising network or at other performance-based advertising platforms might encourage the perception among advertisers in China that performance-based sales models like cost-per-click or CPC and cost-per-action CPA are not effective, which could slow or even reverse the development of those sales models in China. This could adversely affect our business and our prospects.
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
          Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MII of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We or our clients may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with our growth strategies. For example, we intend to expand our sales of rich media technologies, which are bandwidth-intensive. Limited bandwidth in China may hamper the effectiveness of our rich media technologies, which could harm our prospects and business and require us to purchase additional servers in our content distribution network.
We depend on the leadership and services of Jason Nanchun Jiang, who is our founder, executive chairman, chief executive officer and, through JJ Media Investment Holdings Limited, a wholly owned holding company, one of our largest shareholders, and our business and growth prospects may be severely disrupted if we lose his services.
          Our future success is dependent upon the continued service of Jason Nanchun Jiang, our founder, executive chairman, chief executive officer and, through JJ Media Investment Holdings Limited, one of our largest shareholders. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and landlords and property managers of the locations in our network. We do not maintain key-man life insurance for Mr. Jiang. If he was unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement and noncompetition agreement, we may not be able to replace him easily or at all. As a result, our business and growth prospects may be severely disrupted if we lose his services.

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
•	Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
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
          The market for advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We also upgraded portions of our poster frame network with digital poster LCD displays. Allyes provides online advertising services to customers. Our movie theater network provides advertising time prior to movie screenings by leasing screen time. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. In addition, the local authorities may issue temporary restriction or prohibition on outdoor advertising at the regional level in light of public events of large scale held locally. For example, the Shanghai local government recently issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and restrictive rules for applying for outdoor advertising for the period of preparation and hosting of World EXPO 2010, which ends on October 31, 2010. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our advertising networks or Internet advertising services network.
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
          As an advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our LCD display network each of them operates. In general, the advertisements shown on our advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our LCD display networks. Outdoor advertisements must be registered with the local branch of the State Administration for Industry and Commerce, or SAIC, before dissemination, and advertising distributors are required to submit a registration application form and the content of the advertisement to the local SAIC and receive an advertising registration certificate from the local SAIC. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our out-of-home television advertising networks, poster frame network, movie theater or outdoor traditional or LED billboard network are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.
          In addition, we commenced operation of our traditional billboard network in January 2007. The placement and installation of traditional are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each traditional billboard subject to a term of use for a period of time, which is typically no more than two years for traditional billboards. If the existing traditional billboards placed by our location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of traditional billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.

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
          In addition, if the security of our content management system is breached through the placement of unauthorized compact flash, or CF cards in our flat-panel displays and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our advertising network.
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
          Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2009, we do not expect to be a PFIC for 2010, and we do not expect to become one in the future, although there can be no assurance in this regard. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2010 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Taxation — United States Federal Income Taxation”.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
          Substantially all of our operations are or will be conducted through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations any earlier than two or three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE, operating subsidiaries, are currently ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licences too. As such, our advertising businesses are currently primarily provided through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates. These PRC operating affiliates include (i) Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks, (ii) a group of PRC companies, including Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, with regard to our poster frame network which operate the business of Framedia, and which we refer to as the Framedia operating affiliates, (iii) a group of PRC companies with regard to our online advertising agency business which operate the business of Allyes, and which we refer to as the Allyes operating affiliates, (iv) Shanghai Xinnuo Advertisement Co., which we refer to as the Huaguang operating affiliate that operate our traditional billboard network, and (v) a group of PRC operating affiliates, referred to as Yangshi Sanwei operating affiliates, that operate our movie theatre advertising network. The PRC restriction on foreign investment in advertising industry, however, does not apply to wholly foreign owned subsidiaries established in China, or WFOEs, and WFOEs may establish PRC subsidiaries to operate advertising business directly in China. Accordingly, a portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates, which we control through contractual relationships are owned by either (i) one or more PRC citizens designated by us, (ii) one or more PRC entities owned by our subsidiaries or by our designated appointees or (iii) a combination of PRC citizens and PRC entities owned by our subsidiaries designated by us or our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates and their respective subsidiaries directly operate our advertising network. While our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we have been using and are expected to continue to use PRC operating affiliates and their subsidiaries to operate a significant portion of our advertising business for the foreseeable future. We have entered into contractual arrangements with PRC operating affiliates and their respective subsidiaries, pursuant to which we, through our PRC operating subsidiaries or non-PRC subsidiaries, provide technical support and consulting services to our PRC operating affiliates and their subsidiaries. In addition, we have entered into agreements with our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
          Jason Nanchun Jiang, who is one of the shareholders of a number of the PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed procedures to take on citizenship of another jurisdiction in the second quarter of 2009. Based on enquiries and discussions with the relevant PRC regulatory authorities, we have been informed that Jason Nanchun Jiang’s change in citizenship does not change the status and nature related to our PRC operating affiliates and we believe such change will not have any material adverse effect on our business operations.
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
          We have in the past used, and will continue in the future to use, contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders to operate a significant portion of our advertising business. For a description of these contractual arrangements, see the sections titled “Organizational Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”. These contractual arrangements may not be as effective in providing us with control over our PRC operating affiliates and their subsidiaries as direct ownership. If we had direct ownership of our PRC operating affiliates and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if any PRC citizen designated by us as the shareholder were to refuse to transfer his equity interest in any of our PRC operating affiliates to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if the PRC shareholder was otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against our PRC operating affiliates if they do not perform their obligations under its contracts with us or if any of the PRC citizens who hold the equity interest in our PRC operating affiliates do not cooperate with any such actions.

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
          We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our PRC operating affiliates and their respective subsidiaries in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2009, the amount of these restricted portions was approximately $789.6 million. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
Our business operations may be affected by legislative or regulatory changes.
          There are no existing PRC laws or regulations that specifically define or regulate out-of-home television. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising, our business licenses or otherwise affecting our business in China may materially and adversely affect our business prospects and results of operations. An example of regulatory changes that affected our business was the introduction of “anti-spam” rules governing the sending of SMS messages without a user’s consent. These changes in rules governing wireless services contributed to a market environment that eventually contributed to our decision to terminate our mobile handset advertising network in April and December 2008. Further, in 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of its boat-based advertising platform on the Huangpu River. Accordingly, we recorded an aggregate impairment loss of $36.9 million for the year ended December 31, 2009.
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
          We generated substantially all our net income from our PRC operations. Our China operations are conducted through various subsidiaries and variable interest entities, or VIEs. Prior to January 1, 2008, pursuant to the PRC Income Tax Laws, our subsidiaries and VIEs were generally subject to EIT at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax. Some of the Company’s subsidiaries and VIEs were newly incorporated enterprises engaged in advertising industry which were entitled to a two-year tax exemption holiday, commencing from the first operating year. One of our VIEs, Beijing Focus Media Wireless Co., Ltd., was a qualified new technology enterprise and under PRC Income Tax Laws and thus enjoyed 0% for 2009 and will enjoy a 50% reduction off the tax rate from 2009 through 2011 based on the transitional rule under the New Law. For the years ended December 31, 2008 and 2009, Beijing Focus Media Wireless Co., Ltd., was subject to a preferential tax rate of 0% and 10% accordingly.

          The newly enacted PRC Enterprise Income Tax Law, or the New Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the New Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a 15% enterprise income tax rate or if the HNTE is registered in some specific areas designated by the State Council, may further entitled to a full exemption from EIT for the first 2 years, and a 50% tax reduction in the following 3 years. Currently, one of the Company’s subsidiaries is in the process of applying for HNTE status in China. This tax status, along with the applicable tax holidays, will allow the subsidiary to benefit from a 0% tax rate for year 2010. The Company believes that it will receive the approval by the appropriate government authorities within 2010
          Most of the Company’s subsidiaries and VIEs have completed transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the Company obtains the HNTE status under the new tax law.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
          The New Law, and the implementation regulations for the New Law issued by the PRC State Council, became effective as of January 1, 2008. The New Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the New Law. If we are required under the New Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the New Law and be subject to the PRC taxation on our worldwide income.
          The New Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the New Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new New Law to a PRC resident recipient.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
          Under the New Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the New Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.
          The New Law also provides that dividend income between “qualified resident enterprises” is exempted income, which may imply that dividends we receive from our PRC subsidiaries would be exempt from tax, but we cannot assure you that we will be able to obtain such treatment for dividends paid to us by our PRC subsidiaries. Moreover, if we are deemed to be a PRC resident enterprise under the New law, a foreign investor in us may be able to claim the benefits of any income tax treaty between his or her resident country and China. We cannot assure you, however, that treaty benefits will be available to you (for example with respect to the withholding tax rate on dividends) even if we are deemed a PRC resident enterprise.
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
          On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, requires that an offshore special purpose vehicle, or SPV, formed for the listing purpose through acquisition of a PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Global Law Offices, advised us that the CSRC approval was not required for the listing of our ADSs on Nasdaq Global Market and subsequent offerings. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was, or will be, required for future offerings of our ADSs on Nasdaq Global Market, and we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from any offering of our ADSs into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
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
          Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, each of Focus Media Technology and Framedia Investment may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us, without the approval of SAFE. However, we cannot assure you that the relevant PRC governmental authorities will not further limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities. This could affect the ability of each of Focus Media Technology and Framedia Investment to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. It may also restrict our ability to remit amounts overseas including to our Cayman Islands holding company. If we transfer amounts in Remninbi to overseas accounts, it may be deemed a dividend paid on profits which is subject to PRC taxation, which could affect the feasibility and efficiency of conducting actions overseas, such as issuing dividends to shareholders, conducting share repurchase programs or otherwise.
Fluctuations in exchange rates could result in foreign currency exchange losses.
          Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of June 18, 2009, the Renminbi had appreciated approximately 17.5% against the U.S. dollar since July 21, 2005. On June 18, 2008, the Renminbi was valued against the U.S. dollar at approximately RMB 6.8267 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
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
Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes
          From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries. Cases of swine flu were reported in Hong Kong and mainland China. A new outbreak of SARS or an outbreak of avian or swine flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our out-of-home television and poster frame advertising services. Any recurrence of the SARS outbreak, an outbreak of avian or swine flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our LCD display and poster frame networks to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations. In addition, losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

          Similarly, war (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected and our reputation may be harmed.
Risks Relating to Our ADSs and Our Trading Markets
The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
          The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from a low of $4.84 to a high of $65.88 per ADS and the last reported sale price on June 28, 2010 was $17.05. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
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
As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirement for shareholder approval of private placements of shares at a price less than the greater of book value and market value . This may afford less protection to holders of our ordinary shares and ADSs.
          The NASDAQ Marketplace Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including, among others, the shareholder approval rules. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price represents fair value for the shares being issued. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances. For example, in connection with the subscription for our ordinary shares by JJ Media Investment Holding Limited (an entity owned by Jason Nanchun Jiang) in September 2009, our audit committee approved a price equal to the per-share equivalent average trading price of our ADSs during the twenty days prior to the subscription date, which in the event was slightly lower than market value but which our directors considered to represent fair value. As a result, you may receive less shareholder protection from dilution and other matters than if we were not a foreign private issuer.
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
A significant percentage of our outstanding ordinary shares is beneficially owned by JJ Media Investment Holding Limited, an entity owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer, and as a result, he may have significantly greater influence on us and our corporate actions by nature of the size of his shareholdings relative to our public shareholders.
          Jason Nanchun Jiang beneficially owns approximately 19.3% of our outstanding ordinary shares through his investment entity JJ Media Investment Holding Limited. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also one of two shareholders of certain of our affiliated PRC entities with which we have contractual arrangements that are essential to our business. The continuing cooperation of these PRC affiliated entities, and their shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
          Our legal and commercial name is Focus Media Holding Limited. Our principal executive offices are located at Unit No.1 on the 20th Floor of The Centrium, 60 Wyndham Street, Central, Hong Kong, and our telephone number is +852-3752-8009. Our Internet website address is www.focusmedia.cn. Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi

Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home television advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.
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
          In September 2006, Jason Nanchun Jiang (through his entity JJ Media Investment Holding Limited), our chairman, entered into a variable pre-paid forward contract with Credit Suisse, pursuant to which JJ Media Investment Holding Limited pledged and monetized 20 million of our ordinary shares held by JJ Media Investment Holding Limited.
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
          On March 20, 2008, our executive chairman Jason Nanchun Jiang, through his entity JJ Media Investment Holding Limited, purchased 100,000 Focus Media ADSs at an average price of USD 34.19 per ADS in the open market.
          On July 16, 2008, we announced the implementation of a share repurchase program of up to $100 million, pursuant to which we repurchased approximately 2,588,342 of our ADSs on the open market for approximately $47.5 million.
          On September 23, 2009, Jason Nanchun Jiang, through JJ Media Investment Holding Limited, subscribed for 75 million ordinary shares to be newly issued by the Company. The shares were issued on November 18, 2009.
          In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to buy-out an aggregate 38% interest in Allyes from us. Pursuant to the terms of the agreements, the purchasing Allyes and Company management members paid an aggregate $13.3 million for a 38% interest of Allyes.
          In February 2010, we announced the implementation of a share repurchase program of up to $200 million over the next twelve months, pursuant to which we repurchased approximately 2,392,134 of our ADS on the open market for approximately $36.7 million up to May 26, 2010.
          For a description of our principal capital expenditures and divestitures, see “Acquisitions” and “Capital Expenditure” in “Item 5. Operating and Financial Review and Prospects—Acquisitions” and “—B. Liquidity and Capital Resources—Capital Expenditures”.
B. Business Overview
          The Company is founded on two major premises:
•	Continued growth of the Chinese advertising market driven by the increasing urban population and the increasing disposable income of the Chinese population impelled by continued moderate to high speed GDP growth in China

•	The philosophy that the evolution of the Chinese urban population lifestyle triggers the evolution of the advertising spending pattern in China and hence presents market opportunities for the company to capture the shift in advertising spending. As the Chinese urban population lifestyle changes, consumers become increasingly more elusive to advertisers, and have over time resulted in making traditional media such as television and newspapers advertising increasingly ineffective and inefficient. As a result, the Company has and will continue to seek to build dominant market share in media platforms that are more effective and efficient in capturing the attention of the Chinese urban population.
          We are now a China’s leading multi-platform digital media company, operate the largest LCD display network in China using audiovisual digital displays in commercial locations, based on the number of locations and number of LCD flat-panel television displays in our network, the largest poster frame network, based on the number of locations and number of poster frames and digital poster frames in our network, operate the largest LCD display network in China using audiovisual digital displays in supermarkets and hypermarkets, and also are a leading provider of Internet marketing solutions in China
          The following is a summary description of the networks we operate:
•	our LCD display network ,which refers to our network of flat-panel television displays placed in high-traffic areas of commercial and public buildings marketed to advertisers as a network or as seven separate channels targeting different types of consumers—our premier A and B office building channels, travel, fashion, elite and IT mall channels;

•	our poster frame network, which refers to our network of traditional and digital advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia;

•	our in-store network, which refers to our network of flat-panel television displays placed in specific product areas inside stores with high-traffic concentrations such as selected consumer product sections, the main aisles and check-out lines in large-scale chain retail stores, or hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our Internet advertising services network, which refers to our Internet advertising agency and advertising services technology, including performance-based software suites.

•	our traditional billboard network, which refers to our network of large outdoor poster billboards installed on street-sides in major shopping districts and other locations with heavy pedestrian traffic in Shanghai, Beijing, Guangzhou, Shenzhen and other cities in China; and

•	our movie theater advertising network, which refers to our right to sell advertising time on movie screens for the three minutes prior to movie screenings at movie theaters in China.
          Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2009, we operated our LCD display network directly in over 60 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2009, we covered approximately 35 additional cities through contractual arrangements with regional distributors. Between January 1, 2009 and December 31, 2009, the number of displays in our LCD display network increased from 128,033 to 131,006. In the first quarter of 2009, we suspended operation of a significant portion of the approximately 200 outdoor LED billboards we had operated in Shanghai due to new government regulations governing the use of curbside billboards. For the same reason, we suspended operation of the LED billboard aboard the boat. As of December 31, 2009, we operated approximately 335 traditional billboards in prime commercial and shopping areas and along national and provincial highways. In addition, as of the same date, the installed base of our hypermarkets network was 1,368 stores. Our in-store network also covered 243 supermarkets and 1,486 convenience stores as of December 31, 2009. The number of displays installed in our in-store network was 44,517 as of December 31, 2009. The total number of non-digital frames available for sale on our poster frame network was 225,104 as of December 31, 2009, as well as 35,972 digital frames as of the same date, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.
          The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
LCD display network:
Number of displays:
Our direct cities	114,426	117,440	114,300	122,597	125,796	128,089	125,467	125,595
Our regional distributors(1)	4,814	5,700	5,831	5,436	5,423	5,425	5,423	5,411

Total	119,240	123,140	120,131	128,033	131,219	133,514	130,890	131,006

In-store network:(2)
Number of displays in our in-store network	61,420	58,493	56,614	42,824	42,340	44,783	45,195	44,517

Number of stores in our in-store network	3,874	3,609	3,479	3,275	3,171	3,209	3,265	3,097

Poster frame network:
Number of frames installed in our poster frame network(3) (4)	246,920	275,985	303,359	324,364	327,969	284,988 (5)	262,301	261,076

(1)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate

(2)	After December 31, 2008, no longer includes CGEN, whose operations we terminated in December 2008.

(3)	Includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.

(4)	Decline primarily attributable to continuing optimization of our network.
LCD display network
          The majority of displays on our LCD display network are currently placed in heavy-traffic areas of commercial office buildings. The locations in our LCD display network also include shopping malls, banks and hotels as well as more specialized locations such as hospitals, beauty parlors and golf country clubs. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2009, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 131,006 flat-panel displays placed in approximately 95 cities throughout China. We operate our LCD display network directly in approximately 60 cities and indirectly through contractual arrangements with regional distributors in approximately 35 additional cities. We have established distributors in 16 countries and regions outside of mainland China, including Hong Kong, Taiwan, Singapore, Philippines, Vietnam, Indonesia, Malaysia, India, Saudi Arabia, Central America and Panama, Australia, Russia, and the United Arab Emirates through contracts with local operators which operate local commercial location networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
          As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of December 31, 2009, we had established six such stand-alone channels that are marketed as separate focused channels of our LCD display network: our premier office building A and B, travel, fashion, elite and IT mall channels. Starting in January 2008, operation of our former healthcare channel has been carried out through a strategic investment in Yanhuang Health Media Limited, or Yanhuang Health Media. We transferred ownership of our installed healthcare channel base of approximately 2,461 LCD screens in 31 cities in China to Yanhuang Health Media in exchange for a 20% equity interest in Yanhuang Health Media. In 2008, we took an investment loss of approximately US0.4 million in our investment in Yanhuang Health Media and wrote off our investment in that entity.
          A majority of the content displayed on our LCD and in-store networks consists of advertisements which are broadcast repeatedly approximately 60 times throughout a day. Advertisements on our outdoor LED billboard network are broadcast repeatedly approximately 120 times throughout a day.
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
Traditional billboard network
          We operate traditional outdoor poster billboards of approximately 200 m2 to 300 m2 in size that are in installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in Beijing, Shanghai, Guangzhou and most tier 2 cities. We also operate traditional poster billboards of 18 meters by 6 meters by the roadsides of national and provincial highways. As of December 31, 2009, we operated approximately 335 traditional poster billboards in prime commercial and shopping areas and along national and provincial highways. In the third quarter of 2009, we disposed of one of our subsidiaries which was engaged in the traditional outdoor billboard advertising business.
Movie theater advertising network
          We operate our movie theater advertising network by selling leased screen time as time slots to advertisers. We have the right to three minutes of screen time prior to the screening of each movie shown in the theater. As of December 31, 2009, we had rights to lease advertising time on screens in 269 movie theaters in cities across China.
In-store Network
          As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2009, we had placed 44,517 flat-panel displays in 1,368 hypermarkets, 243 supermarkets and 1,486 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, household, kitchen and bathroom products, and household appliances.
          In January 2008, we completed the acquisition of CGEN. In December 2008, we disposed of the CGEN operations. Accordingly, the CGEN portion of our in-store network has ceased operations and we no longer derive material revenues from this operation.
Poster Frame Network
          We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame basis for periods of two weeks or longer. As of December 31, 2009, we had installed 261,076 poster frames including 35,972 digital poster frames in cities throughout China. Our digital frames use high-resolution LCD displays with integrated sound, all-angle viewing and remote control technologies. Our poster frame network consists of advertising poster frames placed in elevators and public areas in residential complexes and commercial locations. Our advertising posters include both traditional printed posters as well as digital LCD poster frames with integrated sound, all-angle and remote control technologies. Generally two or three advertising poster frames can be placed in each elevator.

Internet Advertising Services Network
          In March 2007, we completed the acquisition of 100% of the equity interests in Allyes. We made a number of additional smaller Internet advertising companies in 2007 and 2008, although certain of the acquired entities were subsequently disposed of in the third and fourth quarters of 2009. In January 2010, certain Allyes employees and management and directors and certain members of the Company’s management and directors entered into a definitive agreement with us and Allyes to buy-out an aggregate 38% interest in Allyes from us,. Allyes is a leading Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by independent commercial websites and ad agencies in China. Based on the significant number of Internet advertising campaigns it has executed since its inception in 2000, its widely-used Internet application software and its unique tracking technology, Allyes has accumulated a large database of Internet viewers, segmented based on individual behavior. Allyes initiated the performance-based online advertising model in China. Its advertising network, ‘SmartTrade’, allows advertisers to pay by CPA (cost-per-action), and directly links advertising cost with performance. SmartTrade has integrated advertising resources from over 6,000 popular websites, making it one of the largest performance-based online advertising networks in China.
          Our Internet advertising services network uses proprietary software applications to provide online ad publishing, creative production, tracking, targeting, and performance analysis. We also provide performance-based online advertising services providing advertisers with pay by CPA (cost-per-action), directly link advertising cost with performance. Our Internet advertising services network has integrated advertising resources from over 6,000 popular websites, making it the largest performance-based online advertising network in China.
Advertising Clients, Sales and Marketing
          Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. Our advertising clients include leading international and domestic brand name advertisers such as P&G China, L’Oreal China, Mazda, Mengniu Dairy, Amway China, Yum! Brands Inc., China Telecom and Dong Feng Auto (including joint venture brands with Toyota and Peugeot) and Chrysler China, which together accounted for approximately 19% of our aggregate revenue for continuing and discontinued operations in 2009.
          No single advertising client accounted for more than 8% of our revenues in 2009. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
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
          Advertising Contracts. We offer advertisers five-, fifteen- or thirty-second time slots on our LCD display, in-store, outdoor LED and movie theater advertising networks. For our LCD display network, our standard advertising package includes a time slot on our entire network or a particular channel in each city in which the advertiser wishes to display the advertisement. For our traditional billboard network, we provide billboard space on a monthly basis. For our movie theater advertising network, time slots are sold on a regional or entire network basis. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
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
Competition
          We compete with other advertising companies in China including television broadcasters, newspapers and magazines as well as companies that operate outdoor and out-of-home or telecommunications-based advertising media networks, such as JCDecaux, ClearMedia, SearchMedia, AirMedia and VisionChina. We compete for advertising clients primarily on the basis of our strength of our sales force, network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We have developed a business model that we believe enables us to:
•	attain high market share;

•	offer relatively fixed costs that allow us to leverage our earnings on revenue growth; and

•	provides us with relative control over our rental costs.
Facilities
          We currently maintain our headquarters at Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.We also have offices in more than 50 other cities in China.
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
          Since we have not been involved in advertising outside of China for the required number of years, our WFOE operating subsidiaries, which are directly owned by non-PRC subsidiaries of ours, are currently ineligible to apply for the required advertising services licenses in China. Our non-PRC subsidiaries are ineligible to apply for such required licences too. As such, our advertising business is currently provided primarily through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including (i) Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks, (ii) the Framedia operating affiliates with regard to our poster frame network, (iii) the Allyes operating affiliates with regard to our Internet advertising services, (iv) the Huaguang operating affiliate with regard to our traditional billboard network, and (v) the Yangshi Sanwei operating affiliates with regard to our movie theatre advertising network. A portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates are owned or controlled by either (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating subsidiaries and some of our non-PRC subsidiaries have entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:
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
          Current PRC regulations, however, do not treat an indirect PRC subsidiary of a foreign entity as a “foreign invested enterprise” where such PRC subsidiary is owned directly by a PRC entity. As such, our indirect PRC operating subsidiaries which are directly owned by our WFOE operating subsidiaries are not subject to the restrictions on foreign investment in advertising industry and are eligible to apply for the required licenses for providing advertising services in China. Several of our indirect PRC operating subsidiaries, including New Focus Media Advertisement, New Focus Media Agency and Focus Media Defeng Advertisement, have obtained such licenses and a portion of our commercial location network advertising business is carried out through such indirect PRC operating subsidiaries.
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
          The local authorities may issue temporary restriction or prohibitions on outdoor advertising at the regional level in light of public events of large scale held locally. The Shanghai local government has recently issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and more restrictive rules for applying for outdoor advertising for the period of preparation and hosting of World EXPO 2010 which ends on October 31, 2010.
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

          In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In 2008, we terminated our mobile handset advertising business and it is accounted for as a discontinued operation. In the first quarter of 2007, we acquired Homesky Investment Ltd., which operates a traditional billboard network through its PRC affiliates. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes, although certain such acquired Internet advertising businesses were disposed of or discontinued in 2009. In June 2007, we acquired Hua Kuang Advertising Company Limited and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China. In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from us, including certain offshore and onshore interests.
Our Corporate Structure and Contractual Arrangements
          Substantially all of our operations are conducted in China as follows:
•	with regard to the operation of our commercial location and in-store network, through Focus Media Technology, our indirect wholly-owned subsidiaries in China, Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement, all of which are 90%-owned subsidiaries of Focus Media Digital, and through our contractual arrangements with several of our consolidated affiliated entities in China, including Focus Media Advertisement, and its subsidiaries (Focus Media Advertisement owns the remaining 10% equity interest in Focus Media Digital and, through Focus Media Digital, the remaining 10% equity of New Focus Media Advertisement, New Focus Media Agency, Focus Media Defeng Advertisement);

•	with regard to the operation of our poster frame network, through Framedia Advertisement and New Structure Advertisement, each of which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively;

•	with regard to the operation of the Internet advertising marketing agency business of Allyes, through New Allyes Information Technology Co., Ltd., our indirectly wholly-owned subsidiary in China, and through our contractual arrangements with a group of PRC operating companies, which we refer to as the Allyes operating affiliates, each of which is owned by PRC citizens and entities;

•	with regard to our outdoor traditional billboard network, , through Shanghai OOH Advertisement Co., Beijing Chuanzhi Huaguang Advertising Co., Ltd, Shanghai Chuanzhi Advertising Co., Ltd, Shanghai Ruili Advertising Co., Ltd, and Shanghai Chuanrui Advertising Co., Ltd, all of which are 100% owned, directly or indirectly by Hua Kuang Advertising Company Limited, and through our contractual arrangements with the Huaguang operating affiliate; and

•	with regard to our movie theater advertising network, through our contractual arrangements with the Yangshi Sanwei operating affiliates.

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
          The following chart shows our organizational structure as of December 31, 2009 and accordingly does not take into account the management buy-in of Allyes:

Focus Media Holding Limited
("Focus Media Holding")
(Cayman Islands)
Allyes Online Media Holding Limited
(Cayman Islands)
100%
100%
Allyes Information Technology
Company Limited
(Cayman Islands)
Outside
China
100%
100%
100%
Focus Media (China) Holding Ltd.
("Focus Media Hong Kong")
(Hong Kong)
Infoachieve Limited
("Infoachieve")
(British Virgin Islands)
Allyes (China) Holding Company
Limited
(Hong Kong)
100%
100%
100%
Focus Media
Wholly Foreign Owned
Subsidiaries (5)
Shanghai Framedia Investment
Consulting Co., Ltd
("Shanghai Framedia")
New Allyes Information Technology
(Shanghai) Co., Ltd.
("New Allyes Technology")
(1)
(2)(3)
100%
100%
PRC Shareholders (4)
PRC Shareholders (4)
Allyes Operating Subsidiaries
Inside
China
85%
15%
100%
Shanghai Focus Media
Advertisement Co., Ltd
("Focus Media Advertisement")
Framedia Affiliates (7)
90-100%
100%
Other PRC Subsidiaries
50-100%
Other PRC Subsidiaries (6)
Digital Out-of-Home Advertising Network Operatings
Online Advertising

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates and their respective subsidiaries.

(3)	Agreements that transfer a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries to us, as described in “Related Party Transactions”.

(4)	Each of our PRC operating affiliates is owned by PRC shareholders consisting of either (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees.

(5)	The Focus Media directly or indirectly wholly-owned subsidiaries relating to our out-of-home television network operations include but not limited not Focus Media Technology, Focus Media Digital , New Focus Media Technology and Shanghai Focus Media Defeng Advertisement.

(6)	These consist of subsidiaries of Focus Media Advertisement, which holds between 50% and 100% of the subsidiaries, with the remaining minority interest held by Jimmy Wei Yu, Focus Media Advertising Agency or unrelated third parties.

(7)	Framedia Affiliates include those (i) 100% held by Focus Media Digital, (ii) 100% held by our designated PRC citizen s and (iii) between 90%-100% held by Focus Media Advertisement.
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
          Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our advertising business is currently provided primarily through contractual arrangements with our consolidated affiliated entities in China, including (i) Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks, (ii) the Framedia operating affiliates with regard to our poster frame network, (iii) the Allyes operating affiliates with regard to our Internet advertising services, (iv) the Huaguang operating affiliate with regard to our traditional billboard network, and (v) the Yangshi Sanwei operating affiliates with regard to our movie theatre advertising network, and each of their respective shareholders. A portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by our indirect PRC operating subsidiaries and our PRC operating affiliates which are currently owned or controlled by (i) one or more PRC citizen or citizens designated by us, or (ii) one or more PRC entity or entities owned by our subsidiaries or by our designated appointees, or (iii) a combination of PRC citizens designated by us and entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China.
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
Overview
          We are China’s leading multi-platform digital media company, operate the largest LCD display advertising network, in-store advertising network and poster frame advertising network, as well as movie theatre and traditional outdoor billboards advertising network in China. We are also a leading provider of Internet marketing solutions in China.
          We have executed a number of strategic and operational reorganizations during the three years ended December 31, 2009, as described below:
•	In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report. In December 2008, we discontinued operations of our mobile handset advertising network, and this business has been accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

•	On March 28, 2007, we acquired Allyes, the leading Internet advertising company in China. We also acquired ten other entities that provided Internet advertising service during 2007 and 2008. In the third and fourth quarter of 2009, we disposed certain underperforming subsidiaries engaged in Internet advertising business. The operations of these disposed subsidiaries are accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

•	On January 2, 2008, we completed the acquisition of CGEN Digital Media Company Limited, or CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former CGEN shareholders and the former CGEN shareholders delivered 100% of the equity interest in CGEN to us. In December 2008, we announced the restructuring of our in-store advertising business and disposal of CGEN including termination of the CGEN share purchase agreement. This business was accounted for as part of results from continuing operations in the year ended December 31, 2008 as we retained certain assets for future similar-use.

•	On December 22, 2008, we entered into an asset purchase agreement with SINA Corporation, pursuant to which we agreed to sell substantially all of the assets of our LCD display network, poster frame network and in-store network. The transaction was terminated in September 30, 2009 jointly by both parties. The assets and liabilities were presented as held for sale as of December 31, 2008, but have been reclassified in 2009 in the balance sheet as held for use. The results have been included in continuing operations for all periods presented.

•	In 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the Group ceased the operation of its boat-based advertising platform on the Huangpu River.

•	During 2009, we discontinued operations of certain poor performing subsidiaries in our Internet advertising business and they are classified as discontinued operations for all periods presented.
We expect our future growth to be driven by a number of factors and trends including:
•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our LCD display networks, in-store networks and movie theater network;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles;

•	Our ability to successfully operate and market our new LCD display network;

•	Our ability to successfully operate and market our new Internet advertising marketing and technology agency; and

•	Our ability to increase sales of advertising space and increase the length of advertising campaigns on our traditional billboard network.

•	Our ability to integrate the companies we acquired in the previous years

          Because our primary source of revenue is our advertising service revenue, we focus on factors that directly affect our advertising service revenue such as the number of advertising time slots that we have available for sale and the price we charge for our advertising time slots after taking into account any discounts.
          As we continue to expand our network, we expect to face a number of challenges. We have expanded our LCD display network, in-store network and poster frame network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. For our Internet advertising services, we must react to continuing technological innovations, increasing competition in Internet services, and changes in the regulatory environment. For the traditional billboard advertising network, we need to adapt to the operation of a more traditional advertising medium that is competing with numerous other service providers as well as with numerous other advertising media. For the movie theater portion of our advertising network, we face the challenge of continuing to expand our network while attracting interest from advertisers and acceptance from consumers of this relatively new advertising model. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional networks that provide effective channels for advertisers.
Revenues
          In 2007, 2008 and 2009, we had total revenues of $410.2 million, $642.3 million and $505.0 million, respectively. In 2007, 2008 and 2009, our advertising service revenue accounted for 99.7%, 99.4% and 99.9% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2007		2008		2009
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Net revenues:
LCD display network	183,528	44.7%	239,505	37.3%	208,499	41.3%
In-store network	27,444	6.7%	60,719	9.5%	30,346	6.0%
Poster frame network	85,472	20.8%	146,751	22.8%	98,962	19.6%
Internet Advertising Network	75,364	18.4%	114,560	17.8%	107,871	21.4%
Movie theatre & traditional outdoor billboards	37,305	9.1%	77,178	12.0%	59,057	11.6%

Advertising service revenue	409,113	99.7%	638,713	99.4%	504,735	99.9%

Other revenue	1,115	0.3%	3,622	0.6%	300	0.1%
Total revenues	410,228	100.0%	642,335	100.0%	505,035	100.0%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $20.3 million, $24.7 million and $20.6 million in 2007, 2008 and 2009 respectively. Business tax on advertising service revenue from our in-store network amounted to $2.8 million, $6.3 million and $3.2 million for 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our poster frame network amounted to $7.9 million, $13.9 million and $9.6 million, for 2007, 2008 and 2009, respectively. Business tax on Internet advertising service revenue amounted to $5.0 million, $6.1 million and $5.3 million for 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our movie theater & traditional outdoor billboards amounted to $1.3 million, $2.8 million and $1.5 million for 2007, 2008 and 2009, respectively.
Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue.
          We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

	For the year ended December 31,
	2007		2008		2009
		(in thousands of U.S. dollars, except percentages)
Gross Revenue:
LCD display network
— Unrelated parties	$201,210	49.0%	$262,754	40.9%	$228,541	45.3%
— Related parties	2,583	0.6%	1,403	0.2%	582	0.1%

Total LCD display network	203,793	49.6%	264,157	41.1%	229,123	45.4%

In-store Network
— Unrelated parties	28,987	7.1%	67,038	10.4%	33,538	6.6%
— Related parties	1,300	0.3%	—	0.0%	—	0.0%

Total in-store network	30,287	7.4%	67,038	10.4%	33,538	6.6%

Poster Frame Network
— Unrelated parties	93,158	22.7%	160,526	25.0%	108,379	21.5%
— Related parties	243	0.1%	88	0.0%	147	0.0%

Total Poster Frame Network	93,401	22.8%	160,614	25.0%	108,526	21.5%

Internet Advertising Network
— Unrelated parties	79,256	19.3%	114,750	17.9%	111,282	22.0%
— Related parties	1,140	0.3%	5,950	0.9%	1,901	0.4%

Total Internet Advertising network	80,396	19.6%	120,700	18.8%	113,183	22.4%

Movie theatre & Traditional outdoor billboards
— Unrelated parties	38,558	9.4%	78,250	12.2%	60,132	11.9%
— Related parties	—	0.0%	1,773	0.3%	412	0.1%

Total Movie theatre & Traditional outdoor billboards	38,558	9.4%	80,023	12.5%	60,544	12.0%

Gross Advertising Services Revenue:	446,435	108.8%	692,532	107.8%	544,914	107.9%

Less: Sales taxes:
LCD display network	20,265	5.0%	24,652	3.8%	20,624	4.1%
In-store Network	2,843	0.7%	6,319	1.0%	3,192	0.6%
Poster Frame Network	7,929	1.9%	13,863	2.2%	9,564	1.9%
Internet Advertising Network	5,032	1.2%	6,140	1.0%	5,312	1.1%
Movie theatre & Traditional outdoor billboards	1,253	0.3%	2,845	0.4%	1,487	0.3%

Total sales taxes	37,322	9.1%	53,819	8.4%	40,179	8.0%

Net Advertising Service Revenue	409,113	99.7%	638,713	99.4%	504,735	99.9%
Add:
Other revenue:	1,115	0.3%	3,622	0.6%	300	0.1%

Net revenues:	$410,228	100.0%	$642,335	100.0%	$505,035	100.0%

Advertising Service Revenue
          Sources of Revenues. We derive most of our total revenues from the sale of advertising time slots on our LCD display network, in-store network, Internet advertising network, movie theatre & traditional outdoor billboards, and frame space on poster frame network to unrelated third parties and to some of our related parties. We report our advertising revenue between related and unrelated parties because historically more than 10% of our advertising service revenues came from clients related to some of our directors. Our advertising services to related parties were provided in the ordinary course of business on the same terms as those provided to our unrelated advertising clients on an arm’s-length basis.
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
          Our advertising service revenue reflects a deduction for business taxes and related surcharges. Our advertising service revenues are subject to a business tax and surtax totaling 5.55% plus a cultural industries tax ranging from 0% to 4.0% on revenues earned from their advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.
Factors that Affect Our Advertising Service Revenue.
LCD display Network
          Prices for advertising services on our LCD display advertising networks vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots. Our advertising service revenue derived from our LCD display network is directly affected by the average price we charge for the advertising package provided to our customers, after taking into account any discount offered and the number of flat-panel displays in our network and the desirability, quality and pedestrian traffic of the locations where we are able to lease space to install our flat-panel displays.
In-store Network
          Our advertising service revenue derived from our in-store network is directly affected by the number of flat-panel displays in our network, the number of hypermarkets, supermarkets and convenience stores in the network, and the average price we charge for the advertising package provided to our customers after taking into account any discount offered, which vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China.
Poster Frame Network
          Our advertising service revenue derived from our poster frame network is directly affected by:
•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increasing the available frame space for sale to advertisers;

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered, which varies significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China; and

•	our ability to effectively compete with smaller competitors in the sector. During the past few quarters, we have been facing intense competitions from those competitors in two key areas: securing desirable locations for our poster frames and pricing

Internet Advertising Service Revenues
          Our advertising service revenue derived from our Internet advertising services is directly affected by:
•	the number of customers who purchase agency services from us. We agree to provide advertising agency services and technology, and we charge fees based on the size and duration of the advertising campaign and the number of daily impressions or “hits” on the Internet advertisement; and

•	our ability to identify relevant Internet user traffic and deliver effective advertisements for our advertising clients
Movie Theatre and Traditional Outdoor Billboard Networks
          Our advertising revenue derived from our movie theatre advertising network is directly affected by the number of movie theaters in which we have leased screen time, our expansion into additional theaters, and the length of the leased screen time, which is currently three minutes per screening per theater prior to movie screenings at the movie theater.
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
Revenue Recognition
Advertising revenues are recognized when all four of the following criteria are met: (i) persuasive evidence of agreement exists; (ii) delivery of service has occurred; (iii) the price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
•	Revenue recognition for adverting service from LCD display network, Poster Frame network, In-store networks and Movie Theatre and Traditional Outdoor Billboard networks. We typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenue ratably over the performance period of the advertising contract, so long as collection of our fee remains probable.

•	Revenue recognition for Internet advertising network. Revenues primary consist of revenues from advertising and advertising-related services and revenues from sales of Adforward software. Advertising revenues, net of agency rebates, are recognized ratably over the period in which the advertisement is displayed. We sell Adforward subscriptions and perpetual licenses. Revenues are recognized for subscription arrangements ratably over the subscription period for those with fixed fees and as earned (based on actual usage) under our variable fee arrangements. Under perpetual license

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
          Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. In 2007, 2008 and 2009, we made provision of $3.6 million, $15.8 million (aggregating the provisions for the disposal group for the SINA transaction and assets held for use) and $29.1 million, respectively, for accounts receivable that were outstanding for longer than six months. We expect our bad debt reserve to account receivables to decrease in absolute dollar terms in future under more favorable macro-economic conditions and more stringent credit policies we adopt.
Cost of Revenues
          Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment.
          The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2007		2008		2009
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Total revenues	$410,228	100.0%	$642,335	100%	$505,035	100%
Cost of revenues:
Net advertising service cost:
LCD display network	51,850	12.7%	77,866	12.1%	75,467	15.0%
In-store network	23,502	5.7%	61,834	9.6%	24,170	4.8%
Poster frame network	28,086	6.8%	59,815	9.3%	95,401	18.9%
Internet advertising network	51,722	12.7%	89,052	13.9%	98,721	19.5%
Movie theatre & traditional outdoor billboards	28,507	6.9%	56,944	8.9%	45,085	8.9%

Advertising service cost	183,667	44.8%	345,511	53.8%	338,844	67.1%
Other cost	798	0.2%	1,723	0.3%	290	0.1%

Total cost of revenues	184,465	45.0%	347,234	54.1%	$339,134	67.2%

Gross profit	$225,763	55.0%	$295,101	45.9%	$165,901	32.8%

Advertising Service Costs
          Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials. In 2008 and 2009, our costs of revenue also include impairment charges of equipment amounting to $18.6 million and $40.3 million, respectively, and impairment charges for acquired intangible assets amounting to $4.8 million and $25.4 million, respectively.
          Location costs for our LCD display network, in-store network, poster frame network and movie theatre & traditional outdoor billboard networks consist of:

•	rental fees and one-time signing payments we pay to landlords, property managers and stores pursuant to the display placement agreements we enter into with them;

•	commissions and public relations expenses we incur in connection with developing and maintaining relationships with landlords and property managers; and

•	maintenance fees for keeping our displays in proper operating condition.
          Generally, we capitalize the cost of our media displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel displays in our network and the unit cost for those displays, as well as the remaining useful life of the displays. Beginning in 2006, our results of operations have been negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly the acquisition of Framedia, Target Media and Allyes. The amortization of acquired intangible assets charged to cost of advertising services amounted to $16.1 million, $26.4 million and $18.6 million for 2007, 2008 and 2009, respectively.
          Our other cost of revenues consist of salary for and travel expenses incurred by our network maintenance staff and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our other costs of revenues is the size of our network maintenance staff. As the size of our network increases, we expect our network maintenance staff, and associated costs, to increase in absolute terms, but to decrease as a percentage of total revenues.
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
          In-store Network. The primary costs of revenues connected with our in-store network are location costs resulting from rental and maintenance fees and depreciation costs for our displays. We expect these costs to be lower as a percentage of the revenue in near future compared to 2009.
          Poster Frame Network. The primary costs of revenues connected with our poster frame network are location costs resulting from rental fees. Depreciation costs for our frames and other costs for salary and maintenance fees also account for a significant portion of cost of revenues for our poster frame network. We expect these costs to increase in 2010 and years after because of expansion of the poster frame network and more intense competition from our competitors for desirable locations.
          Internet Advertising Services Network. The primary costs of revenues connected with our Internet advertising services network are advertising space leasing costs charged by gateway websites and research and development costs in connection with the development of Internet advertising software packages. We expect these costs to be stable as percentage of revenue in near future compared to 2009.
          Movie Theatre & Traditional Outdoor Billboard Networks. The primary costs of revenue connected with movie theater advertising network and traditional outdoor billboard network are advertising time slot leasing costs charged by the movie operators and advertising space leasing costs charged by the billboard owners, respectively.

Operating Expenses and Net Income
          Our operating expenses consist of general and administrative, selling and marketing expenses and amortization of acquired intangible assets. In 2008 and 2009, our operating expenses also included a goodwill impairment loss. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2007		2008		2009
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Gross profit	$225,763	55.0%	$295,101	45.9%	$165,901	32.8%
Operating expenses:
General and administrative	45,641	11.1%	90,194	14.0%	120,191	23.8%
Selling and marketing	60,708	14.8%	95,400	14.9%	107,184	21.2%
Impairment loss	—	0.0%	596,069	92.8%	86,303	17.1%
Other operating income	(7,645)	(1.9%)	182,522	28.4%	10,848	2.2%

Total	98,704	24.0%	964,185	150.1%	324,526	64.3%

Income from operations	127,059	31.0%	(669,084)	(104.2%)	(158,625)	(31.5%)

          General and Administrative. General and administrative expenses primarily consist of salary and benefits for management and finance and administrative staff personnel, share-based compensation expenses, bad debt expenses, business tax mainly relating to tax planning charges paid by our affiliated PRC companies, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 11.1%, 14.0% and 23.8% of our total revenues in 2007, 2008 and 2009, respectively. The increase in general and administrative expenses in absolute dollar term and as percentage of total revenue for 2009 comparing to 2008 and 2007 is mostly attributable to following two factors: (1) in 2009 we incurred more bad debt provision for our accounts receivable due to unfavorable macro economic conditions in 2009; and (2) we incurred more share-based compensation due to our modification and cancellation of the 2007 employee share option incentive plan, which was modified in October 2008, adopting an employee restricted share incentive plan in 2009 and issuing 75 million new ordinary shares to Jason Nanchun Jiang through JJ Media Investment Holding, which resulted in a $4.0 million compensation charge. We expect our general and administrative expenses will increase in absolute dollar terms in the near term compared to 2009 due to the “2009 Replacement” incentive plan described in further detail below in “Share-based Compensation”.
          Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expense for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 14.8%, 14.9% and 21.2% of our total revenues in 2007, 2008 and 2009, respectively. The increase in selling and marketing expenses both in absolute dollar terms and as percentage of total revenue in 2009 compared to 2008 and 2007 was primarily attributable to following two factors: (1) we had to spend more as a percentage of total revenue in marketing and promotional activities to counter the contracting customer demands for our advertising services under unfavorable macro economic conditions; and (2) we incurred more share-based compensation expenses due to our modification and cancellation of the 2007 employee share option incentive plan, which was modified in October 2008, and adopting an employee restricted share incentive plan in 2009. We expect that our selling and marketing expenses will increase in absolute dollar terms in near term compared to 2009 due to the “2009 Replacement” incentive plan described in further detail below in “Share-based Compensation”. .
          Impairment Loss for goodwill. We are required to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an annual goodwill impairment test for each of our reporting units as of December 31, 2007, 2008 and 2009 or when a triggering event indicated that it was probable that the carrying amount of a reporting unit may have exceeded its fair value. As a result, we recorded a goodwill impairment loss of $596.1 million and $87.6 million for the year ended December 31, 2008 and 2009, respectively, which were primarily related to our poster frame network and Internet advertising business.
          The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Estimates of fair value of each reporting unit are significantly affected by assumptions such as future revenue growth rates, gross margin percentages, operating margin percentages, effective tax rates, terminal growth rates, discount rate, working capital requirements and capital expenditures. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment.
          Long-lived asset Impairment. We test long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages, terminal growth rates and the economic life of the long-lived assets. As a result of impairment tests performed, we recognized impairment losses on long-lived assets of $23.4 million and $65.7 million in 2008 and 2009, respectively.
          Share-based Compensation. In 2007 and 2008, options to purchase 10,892,685 and 26,529,625 ordinary shares were authorized and granted under our option plans, respectively. Of the 26,592,625 options granted in 2008, 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008 (“2008 Replacement”). This was accounted for as a modification with no incremental compensation cost as the fair value of the options immediately before modification was higher than the fair value of the modified options.
          On September 22, 2009, as a result of recent performance evaluations, 1,776,300 of the 2008 Replacement options were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 of the 2008 Replacement options, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement”). This was accounted for as a modification with an incremental compensation cost of $8,122,206 recorded over the vesting period of two to three years. The incremental compensation cost was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009.
          Under the terms of each plan, options are generally granted at prices at the fair market value of the ordinary shares at the date of grant, whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2007, 2008 and 2009, 39,890,055, 32,840,540 and 15,642,620 options and as of December 31, 2009, 36,3448,980 restricted shares were granted to employees and remained outstanding, respectively. The fair value of restricted shares are valued at fair market value of the ordinary shares at the date of grant whereas the fair value of options granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees and
non-employees:	2007	2008	2009
Risk-free rate of return	4.02% - 4.68%	1.59%-3.2%	0.87%
Weighted average expected option life	2 years	2.5 to 4 years	2.5 years
Volatility rate	50.61%-53.05%	53%-68.88%	88.32%
Dividend yield	0%	0%	0%

          The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The weighted average fair value of share options granted for the years ended December 31, 2007 and 2008 was $3.56, $1.85, respectively and the weighted average fair value of restricted shares granted for the year ended December 31, 2009 was $2.24.
          On September 23, 2009, we entered into a definitive agreement for a private equity placement of 75 million of our newly issued ordinary shares with Jason Nanchun Jiang through JJ Media Investment Holding Limited, for a purchase price of $1.899 per share, representing the average closing price of the shares during the twenty consecutive trading days preceding the signing of the definitive agreement. On November 18, 2009, the private equity placement was consummated and we received gross proceeds of $142.4 million. The shares issued to JJ Media Investment Holding Limited were subject to a six month lock-up. This transaction resulted in share based compensation expense of $4.0 million, which represents the excess of the fair value of our shares over the purchase price. The fair value of the shares reflects our closing share price on the trading day immediately preceding the signing date of the definitive agreement.
          The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2007	2008	2009
Cost of sales	$980,488	$1,469,847	$1,504,092
General and administrative	11,307,664	24,510,009	43,839,566
Selling and marketing	9,166,146	16,635,310	21,159,476

Total	$21,454,298	$42,615,166	$66,503,134

          Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies and assets. The Group recorded amortization expense as follows:

	For the years ended December 31,
	2007	2008	2009
Cost of revenues	$16,113,970	$26,419,547	$18,628,185
Selling and marketing	8,639,094	13,669,067	8,650,559

Total	$24,753,064	$40,088,614	$27,278,744

          The Group expects to record amortization expense of $17,084,514, $12,544,500, $6,719,309, $3,336,761, and $1,528,937 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.
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
Revenue Recognition
          The Group’s revenues are primarily derived from advertising services and, to a lesser extent, sales from advertising equipment and sales from Internet subscriptions and perpetual licenses to its Adforward software.
          Revenues from advertising services and advertising equipment are recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
          The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home television advertising networks, the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks and the sale of advertising services through our Internet network. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.
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
          The Group enters into franchise arrangements with a number of third party franchisors. Revenue from initial franchise fees was recognized when the franchise sale transaction was completed, that is, when all material services or conditions relating to the sale had been substantially performed or satisfied by the franchisor.
          Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.
Accounts Receivable
          We generally collect our advertising service fees by billing our advertising clients within 60 to 90 days after completion of the advertising contract and book these unbilled or unpaid amounts as accounts receivable until we receive payment or determine the account receivable to be uncollectible.
          Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible based on known changes in customers’ ability to pay. We also provide a general reserve for uncollectible accounts that we reassess on a quarterly basis. The general reserve is determined by applying certain percentages to each aging group of account receivables. The estimated percentages of uncollectible account receivables for general reserve purpose was affected by management’s perception about general economic environment and historical collection data for each aging group. The actual collection may materially differ from what the management estimated. In 2007, 2008 and 2009, we made provisions of $3.7 million, $15.8 million and $29.1 million, respectively, for accounts receivable that were outstanding for longer than six months. The significant increase in bad debt reserves is primarily due to unfavorable macro economic conditions caused by the financial crisis in late 2008. We expect our bad provision to account receivables to decrease in absolute dollar term in future under more favorable macro economic condition, more stringent credit policies and intensified collection efforts.

Share-based Compensation
          Share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employees’ requisite service period. Our share-based compensation plans are described in Note 12 to our consolidated financial statements and above in the section “Item 5. Operating and Financial Review and Prospects — Share-based Compensation” on page 60.
          The fair value of restricted shares is the market value of the ordinary shares on the date of grant whereas the fair value of options granted to both employees is estimated on the date of grant using the Black-Scholes-Merton option pricing model, which requires the input of highly subjective assumptions, including the estimated expected life of the share options, and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share-based compensation.
Income Taxes
          We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we determine that we will be able to realize our deferred tax assets in the future, in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would decrease our income in the period such determination was made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income. Currently, one of our subsidiaries is in the process of applying for HNTE status in China. This tax status, along with the applicable tax holidays, will allow the subsidiary to benefit from a 0% tax rate for year 2010. Upon receiving the approval for the HNTE status, we will adjust the tax accrual to reflect the 0% tax rate applicable to that particular subsidiary effective from January 1, 2010 and the estimated effective tax rate for fiscal year 2010 through 2012 for the Group will be reduced.
Goodwill Impairment
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
          The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Estimates of fair value of each reporting unit is significantly affected by assumptions such as future revenue growth rates, gross margin percentages, operating margin percentages, effective tax rates, terminal growth rates, discount rates, working capital requirements and capital expenditures. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment.
          As of December 31, 2007, 2008 and 2009, we had a goodwill balance of $943.4 million, $30.7 million and $410.4 million, respectively.
Goodwill impairment in 2008
          In December 10, 2008, we announced termination of CGEN share purchase agreement and the disposal of the business. As a result, we impaired the full outstanding balance of goodwill arising from the CGEN acquisition of $145.6 million..
          In the fourth quarter of 2008, we began to face mounting uncertainties about the future demand for our services by our major advertisers. Such uncertainty and worsening macro-economic situation prompted us to undertake an impairment test for each of our reporting unit using income approach valuation methods. The results of our annual impairment test resulted in a goodwill impairment loss of $376.8 million in 2008 for our poster frame reporting unit, $218.4 million for our Internet advertising reporting unit and $0.9 million for our movie theatre and traditional billboard advertising services reporting unit, as the valuation analysis indicated that the fair value of the reporting units were less than the carrying value. The results of the first step of our annual impairment test indicated that the fair value of our LCD display network reporting unit substantially exceeded its carry amount and therefore, the reporting unit was not subject to the second step of the impairment test.
          In March 2008, as a result of changes to government regulations in the mobile handset advertising industry in the PRC, there was a triggering event which required us to reevaluate the carrying value of the goodwill and assets of the mobile handset advertising reporting unit. We undertook a business restructuring in April 2008 to amend our strategic business plans and on December 10, 2008, we announced the complete termination of our mobile handset advertising business. We incurred a $44.1 million goodwill impairment loss which was classified within the loss from discontinued operations for 2008.
Goodwill impairment in 2009
          On September 28, 2009, the Company and SINA jointly decided to abort the proposed acquisition announced on December 22, 2008. As such, the assets classified as held-for-sale as of December 31, 2008 were reclassified as assets to be held and used. At the time of reclassification, the assets were required to be measured at the lower of (1) their carrying amount before they were classified as held-for-sale, adjusted for any depreciation or amortization that would have been recognized had the assets been continuously classified as held and used or (2) their fair value at the date of reclassification. Certain of the reclassified assets had a fair value lower than their carrying value, which the Group believed was a goodwill impairment indicator. Accordingly, the Group performed an impairment test using the income approach valuation method on the two reporting units subject to reclassification, LCD display network and poster frame network.. The analysis resulted in an impairment of $16.4 million, representing all of the poster frame reporting unit’s remaining goodwill. This goodwill was the result of the settlement of contingent consideration while the associated reporting unit was classified as held-for-sale. The LCD display reporting unit passed the first step of the impairment test with fair value exceeding the carrying amount by a substantial margin and therefore, incurred no impairment loss.

          In the fourth quarter of 2009, the Group paid further contingent consideration of $14.0 million related to the poster frame network reporting unit. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2010, the most recent impairment analysis date. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
          The annual impairment test for the LCD display network at December 31, 2009 did not result in additional goodwill impairment as there had been no material changes in the fair value of this unit subsequent to the date of the last impairment test on September 28, 2009.
          In August 2009, the Group started to negotiate with the ex-shareholders of various subsidiaries within the Internet advertising segment to sell back part of the equity interests held by the Group in those entities, in exchange for the reduction of future earn-out payments stated in the original purchase agreements. These transactions were considered a triggering event for performing an impairment test for the Internet advertising reporting unit, which was the reporting unit for the purpose of the goodwill impairment test. As a result of the test, the Group recorded a goodwill impairment of $24.0 million using an income approach. Subsequently, the Group disposed of these subsidiaries, which resulted in a de-recognition of goodwill amounting to $18.9 million. These amounts, along with all operations of these subsidiaries, have been classified as a component of loss from discontinued operations in the consolidated statements of operations.
          As of December 31, 2009, the Internet advertising reporting unit had a goodwill balance of $4.3 million. The Group performed its annual impairment test at the end of the year, which indicated that the fair value exceeded the carrying amount by a significant margin and, therefore, no further goodwill impairment was recognized.
          The Group settled contingent purchase consideration of $33.2 million associated with the movie theatre and traditional outdoor billboard reporting unit during the year ended December 31, 2009. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to the December 31, 2008, the most recent impairment analysis date, which was still lower than the carrying amount of the reporting unit on December 31, 2009. As the balance of goodwill remained at zero at December 31, 2009, no annual impairment test for movie theatre and traditional outdoor billboard reporting unit was required.
Long-lived asset Impairment
          We test long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the undiscounted future cash flows and fair value, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages, net operating margin percentages, effective tax rates, and terminal growth rates and the economic life of each long-lived asset.
Impairment of long-lived assets in 2008
          In the fourth quarter of 2008, we determined that a substantial portion of fixed assets for the LCD display networks classified as assets held for sale may not be effectively utilized in the future due to our decision to halt our network expansion plan given an unfavorable macro economic environment, which was manifested by the first sequential decline in revenue in our history during the quarter ended December 31, 2008, and uncertainty in regard to customer demands for our LCD display network-based advertising services. As a result, we recognized a $15.3 million equipment impairment expense.
          In the fourth quarter of 2008, we also recorded an impairment charge of $4.8 million on intangible assets associated with the Target Media brand due to the management decision to accelerate phasing out the brand from the operation of our LCD display networks.

          In the fourth quarter of 2008, we began to have a rental dispute with one of major chain-store operators in China. We could not foresee when the dispute would be settled or whether the settlement would be in our favor. Before the settlement of this dispute, we were denied physical access to the equipment installed in the chain-stores by the chain-store operator. As a result, we recorded an impairment charge of $3.3 million of the equipment installed in the chain-store.
          As a result of the termination of the mobile handset advertising services as described above in “Goodwill Impairment”, we recognized an impairment of $14.6 million for the intangible assets, which was recorded within loss from discontinued operations.
Impairment of long-lived assets in 2009
          During the first quarter of 2009, the Company announced that it would cease expansion of its digital poster frame networks and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of its boat-based advertising platform on the Huangpu River. As part of assets to be sold to SINA, both digital poster frames and boat-based advertising platform on the Huangpu River were classified as assets held-for-sale until September 2009. In accordance with U.S. GAAP, such assets were not depreciated or amortized nor were they subject to the same impairment analysis as assets held and used. With the termination of the agreement with SINA in the third quarter of 2009, the Company decided that the chances of fully utilizing the majority of our digital frames or selling them to third parties in the future were remote as manifested by deteriorating quarterly revenue and gross profit performances since the beginning of 2009. As a result, the Company recorded an impairment loss of $27.0 million, which represents the excess of carrying amount of those digital frames over their fair value, representing the estimated salvage value of those digital frames that could be utilized as spare parts for the equipment already installed and in use as of March 31, 2009. The Company also decided that the chances of resuming operation of the boat-based advertising platform on the Huangpu River were remote and that it was not be economically viable to operate the platform on other rivers in China and, therefore, recorded an impairment loss of equipment and and intangible assets associated with the platform of $9.5 million and $3.2 million, respectively.
          In August 2009, the Company started to negotiate with the ex-shareholders of various subsidiaries within the Internet segment to sell back part of the equity interests held by the Company in those entities in exchange for the reduction of future earn-out payments. Some of these partial equity disposal transactions were closed towards the end of August. Subsequently the Company completely disposed of its remaining equity interests in those subsidiaries within the Internet businesses during the quarter ended December 31, 2009. As a result, the Company recorded an impairment loss of the disposal of intangible assets of $19.0 million within the loss from discontinued operations.
Taxation
Cayman Islands, the British Virgin Islands and Hong Kong.
          Under the current laws of the Cayman Islands and the British Virgin Islands, none of Focus Media Holding Limited, and its subsidiaries incorporated in Cayman Islands or the British Virgin Islands, is subject to tax on its income or capital gains. Focus Media Hong Kong, Allyes (China) Holding Company Limited and Hua Kuang Advertising Company Limited, our wholly owned subsidiaries incorporated in Hong Kong, is subject to profits tax rate of 16.5% on its assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions is exempted from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.
Taxable Presence Exposure in the PRC
          The newly enacted Enterprise Income Tax Law and its implementation regulations, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although our main management and investment functions are performed outside of China, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate.
PRC
          Prior to January 1, 2008, pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs were generally subject to Enterprise Income Tax (“EIT”) at a statutory rate of 33%, which comprised 30% national income tax and 3% local income tax.
          On January 1, 2008, a new EIT law (the “New Law”) in China took effect. The New Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New Law and which were entitled to a preferential tax treatment under the PRC Income Tax Laws, such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state (“HNTE”) under the New Law will be entitled to a 15% preferential EIT rate.
          Most of the Company’s subsidiaries and VIEs transitioned from 33% to 25%, effective January 1, 2008. Those that currently enjoyed a lower tax rate of 15% as high-tech companies under the PRC Income Tax Laws transition to the uniform tax rate of 25% from 2008 unless they obtain the HNTE status under the New Law. The Group has thus generally applied the 25% rate in calculating its deferred tax balances. Subsidiaries and VIEs with temporary differences reversing during the holiday period have used the reduced rates in calculating their deferred tax balance.
          Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. and Beijing Kong Zhong Hui Ke Technology Co., Ltd. qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoy a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. New Allyes Information is subject to the transitional rule provided under Circular 39, while Allyes Information Technology (Shanghai) Co., Ltd. has been granted HNTE status under the New Law and enjoys a rate of 0% for 2008 and 2009 and will enjoy a 50% reduction off the tax rate from 2010 through 2012. .
          The Group adopted the provisions of ASC 740-10, “Income Taxes” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of SFAS No. 109”) effective January 1, 2007 and estimated the cumulative effect on adoption to be a reduction of consolidated retained earnings as of January 1, 2007 of $3,912,339, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The Group has elected to classify interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest as of adoption and December 31, 2008 and 2009 are immaterial. The Group decreased its liabilities for unrecognized tax benefits by $3,080,251 and $592,525 in connection with effective settlement of prior-year tax uncertainties during the years ended December 31, 2008 and 2009, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $14,000 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.
Recently Issued Accounting Standards
          In June 2009, the FASB issued ASC 810-10, “Consolidation —Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Group does not expect any material impact on its consolidated financial position, results of operations or cash flows.
          In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value”, to provide guidance on measuring the fair value of liabilities under ASC 820, “Fair Value Measurements and Disclosures.” The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use a valuation technique that uses a quoted price or another valuation technique consistent with the principles of ASC 820 (e.g., a market approach or an income approach). The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. The Group does not expect the adoption of ASU 2009-05 to have a material impact on the Group’s consolidated financial statements.
          In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets”, which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Group does not expect the adoption of ASU 2009-16 to have a material impact on the Group’s consolidated financial statements.
          In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Group does not expect that the adoption of ASU 2009-17 will have a material impact on its consolidated financial position, results of operations or cash flows.
          In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurement” ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The Group does not expect the adoption of ASU 2010-06 to have a material impact on the Group’s consolidated financial statements.
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
2008 acquisitions:
          In January 2008, we acquired CGEN Digital Media Company, Limited (“CGEN”), which was our largest competitor in the in-store advertising segment. The purchase price included cash of $168.4 million, all of which was paid in 2009, and assumed net liabilities of $14.2 million. In addition, additional purchase consideration was contingent based on the achievement of certain earnings targets. We also made a loan of $30 million to finance CGEN’s working capital prior to the closure of the acquisition. The acquisition was recorded using the purchase method of accounting and the goodwill was assigned to the in-store advertising segment.
          On December 10, 2008, we announced the restructuring of our in-store advertising segment, the disposal of CGEN and the termination of the CGEN acquisition agreement. As a result, we recognized a loss on disposal of CGEN of $190.5 million.
          We acquired six entities in the poster-frame advertising segment for cash consideration of $1.2 million in 2008. We recognized acquired intangible assets of $7.9 million and recognized goodwill of $0.4 million, which was assigned to the poster fame advertising services segment. Part of the purchase consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, we recorded a liability of $7.4 million, which was equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
          We acquired two entities which provide Internet advertising service for nil cash consideration in 2008. We recognized acquired intangible assets of $0.7 million. Part of the purchase consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, we recorded a liability of $0.7 million, which was equal to the excess of the fair value of the assets acquired over cost on the date of acquisition. In 2009 through a series of transactions, we sold of our equity interest in these two entities back to their original owners.

2009 acquisitions:
          We did not make any significant acquisitions in 2009. We made aggregate cash payments of $92.4 million during the year as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries and resolved contingent consideration. Accordingly, we recorded additional goodwill of $81.8 million.
Disposition
2008 Disposition
          On December 10, 2008, we announced the restructuring of our in-store advertising segment the disposal of CGEN and the termination of the CGEN share purchase agreement. We sold all of CGEN’s assets and liabilities to a third party, with the exception of its in-store monitors. Our retention of the monitors was for future similar use and we concluded that such use constituted migration of revenue and continuing involvement. As such, the results of CGEN’s operations have been classified as a component of continuing operations. We recognized a loss on the disposal of CGEN of $190.5 million, which includes the write-off of the carrying value of intangible assets and goodwill of $39.5 million and $145.6 million, respectively, for the year ended December 31, 2008.
          Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It has been reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It has also been reported that the MII, together with other national authorities, is drafting new regulations governing the short messaging business, and that the new regulations are expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user. As a result of such regulatory changes and other market changes, we announced the termination of our mobile handset advertising services segment resulting in a significant reduction in its scale. Substantially all of the acquired subsidiaries in the mobile handset advertising services segment were sold back to their original owners. In December 2008, we further announced the disposal of its remaining mobile handset advertising services segment. The mobile handset advertising services segment was considered a component of we and the restructuring and subsequent disposal of such component has been classified as a component of discontinued operations in the consolidated statements of operations. The results of discontinued operations include net revenues and pretax loss of $12.3 million and $99.7 million, respectively, related to the disposal of our mobile handset advertising services segment for the year ended December 31, 2008. The Group’s loss on the disposal was $92.1 million.
2009 Disposition
          In 2009, the Group aborted a contemplated initial public offering for its Internet advertising segment due to the economic recession in late 2008. As a result, between August and December 2009, the Group disposed of six underperforming subsidiaries in that segment through a series of individual transactions with their respective original owners. Each of the subsidiaries was considered a component of the Group and their results have been included in discontinued operations in the consolidated statements of operations. The results of discontinued operations include net revenues and pretax losses of $127.6 million and $45.4 million, respectively, related to these subsidiaries. The Group recorded a loss on disposal of $44.1 million.
          In 2009, the Group also disposed of five underperforming subsidiaries engaged in poster frame, LCD display and traditional outdoor billboard advertising services segments, none of which were considered a component of the Group. As such, all results of operations were included in continuing operations for all periods presented. The loss on disposal of $7.4 million, which was recorded in other operating expenses in the consolidated statements of operations for the year ended December 31, 2009.
Quarterly Results of Operation
          The following table presents unaudited consolidated quarterly financial data for each of the eight quarters in the period from March 31, 2008 to December 31, 2009. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 20-F. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this Form 20-F. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
				(in thousands of U.S. dollars)
Net revenues:
LCD display network (1)	$46,077	$61,485	$73,479	$58,464	$34,324	$54,250	$55,810	$64,115
In-store network (1)	17,271	17,020	16,765	9,663	6,344	8,967	7,646	7,389
Poster frame network (1)	29,179	37,313	43,962	36,297	23,537	26,499	22,130	26,796
Internet advertising network (1)	26,304	32,689	31,659	23,908	21,288	24,967	28,171	33,445
Movie theatre & Traditional outdoor billboards (1)	16,378	19,629	19,609	21,562	19,211	14,762	12,487	12,597

Total advertising service revenue	135,209	168,136	185,474	149,894	104,704	129,445	126,244	144,342
Other revenue	3,090	171	234	127	2	95	197	6

Total revenues	138,299	168,307	185,708	150,021	104,706	129,540	126,441	144,348

Cost of revenues:
LCD display network	14,700	14,760	16,792	31,614	11,626	10,585	38,636	14,620
In-store network	17,243	18,428	13,098	13,065	4,267	6,025	11,490	2,388
Poster frame network	11,646	15,666	16,766	15,737	12,345	12,858	52,550	17,648
Internet advertising network	20,542	25,946	23,536	19,028	17,414	22,505	31,135	27,667
Movie theatre & Traditional outdoor billboards	12,516	15,696	13,531	15,201	14,164	10,885	9,486	10,550

Advertising service cost:	76,647	90,496	83,723	94,645	59,816	62,858	143,297	72,873
Other cost	1,303	162	222	36	—	93	194	3

Total cost of revenues	77,950	90,658	83,945	94,681	59,816	62,951	143,491	72,876

Gross profit	60,349	77,649	101,763	55,340	44,890	66,589	(17,050)	71,472

Operating expenses:
General and administrative	17,259	19,133	24,177	29,625	23,722	27,578	23,665	45,226
Selling and marketing	19,898	23,267	26,022	26,213	19,440	26,380	32,948	28,416
Impairment loss	—	—	—	596,069	9,271	25,773	37,232	14,027
Other operating income	(2,007)	(3,991)	(3,950)	192,470	(3,349)	243	15,364	(1,410)

Total operating expenses	35,150	38,409	46,249	844,377	49,084	79,974	109,209	86,259

Income (loss) from operations	25,199	39,240	55,514	(789,037)	(4,194)	(13,385)	(126,259)	(14,787)

Interest income	2,348	1,150	1,718	2,312	1,576	1,292	1,012	1,381

Income (loss) from continuing operations before income taxes	27,547	40,390	57,232	(786,725)	(2,618)	(12,093)	(125,247)	(13,406)
Provision for income taxes	4,820	7,855	7,142	6,967	2,983	5,849	(4,833)	5,856

Net income (loss) from continuing operations	22,727	32,535	50,090	(793,692)	(5,601)	(17,942)	(120,414)	(19,262)

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
				(in thousands of U.S. dollars)
Net income (loss) from discontinued operations, net of tax	(76,339)	4,594	2,161	(12,914)	(73)	(4,806)	(8,201)	(33,434)

Net income (loss)	(53,612)	37,129	52,251	(806,606)	(5,674)	(22,748)	(128,615)	(52,696)
Net income (loss) attributable to noncontrolling interests	198	999	900	(2,247)	19	223	2,958	324

Net income (loss) attributable to Focus Media Holdings Limited shareholders	$(53,810)	$36,130	$51,351	$(804,359)	$(5,693)	$(22,971)	$(131,573)	$(53,020)

(1)	Advertising service revenue is presented net of sales taxes. The following tables present the unaudited quarterly sales taxes information:

	For the three months ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
			(in thousands of U.S. dollars)
Sales taxes:
LCD display network	$4,979	$5,263	$7,789	$6,621	$3,987	$5,597	$4,502	$6,538
In-store network	1,806	1,777	1,748	988	671	933	804	784
Poster frame network	2,662	3,450	4,226	3,525	2,271	2,755	2,025	2,513
Internet advertising network	1,360	1,588	1,625	1,567	1,198	1,430	1,266	1,418
Movie theatre & Traditional outdoor billboards	697	733	680	735	635	268	315	269

Total	$11,504	$12,811	$16,068	$13,436	$8,762	$10,983	$8,912	$11,522

          Certain quarterly financial information related to each fiscal quarter of the fiscal years ended December 31, 2008 and 2009 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC as a result of the following:
1)	In the third and fourth quarters of 2009, we reduced our equity interests in certain underperforming subsidiaries in our Internet segment and subsequently completely disposed of our interest in those subsidiaries in the fourth quarter of 2009. The results of operations of these subsidiaries have been accounted for as discontinued operations in accordance with U.S. GAAP for all periods presented; and

2)	Subsequent to the filing of our fourth quarter 2009 results in the Form 6-K furnished to the SEC on March 16, 2010, PRC State Tax Bureau released a circular numbered 2010[157] on April 21, 2010, which clarified preferential tax holiday treatments for those who also qualified as HNTE. According to this circular, companies qualified as HNTE can either enjoy a 50% reduction off the tax rate from 2009 through 2011 based on the transitional rule, or enjoy an EIT rate of 15%. In no cases can companies enjoy the preferential tax rate of 7.5%, which is a 50% deduction of 15%. Accordingly, income tax of $0.5 million was additionally provided subsequently to reflect the difference between 7.5%, the rate previously utilized, and 10%, which is the rate applied according to the transitioning rules.

3)	Subsequent to the filing of our fourth quarter 2009 results in the Form 6-K furnished to the SEC on March 16, 2010, the Company recognized additional $4.0 million share-based compensation expenses in its financial results for the third quarter 2009, due to the Company’s private equity placement of 75 million of its ordinary shares with JJ Media Investment Holding, a British Virgin Island company established and controlled by Jiang Nan Chun, CEO and Chairman of the Company. The $4.0 million share-based compensation expense represents the average closing price of the shares during the twenty consecutive trading days preceding the signing of the definitive agreement.

          On December 22, 2008, we entered into a definitive agreement with SINA to sell substantially all of the assets of our LCD display network, poster frame network and certain in-store network. The assets to be sold to SINA were recorded as an asset group held-for-sale in accordance with U.S. GAAP, and were not depreciated or amortized nor were they subject to the same impairment analysis as assets held and used in continuing operations. Therefore, the financial measures related to the asset group to be sold to SINA for the quarters ended on March 31, 2009 and June 30, 2009 did not include any amortization or depreciation expenses related to the intangible and fixed assets or impairment of fixed assets, goodwill and other long-lived assets. On September 28, 2009, we and SINA jointly reached a decision not to extend the deadline of the agreement announced on December 22, 2008. As such, the assets proposed to be sold to SINA, were reclassified for financial reporting purpose, as assets to be held and used. In accordance with U.S. GAAP, we recorded depreciation expense of $17.0 million on September 28, 2009, which represented the cumulative catch-up of depreciation expenses we would have recorded during the period from December 22, 2008 to September 28, 2009.
          The following table presents our unaudited consolidated quarterly financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
Net revenues:
LCD display network (1)	33.3%	36.5%	39.6%	39.0%	32.8%	41.9%	44.1%	44.4%
In-store network (1)	12.5%	10.1%	9.0%	6.4%	6.1%	6.9%	6.0%	5.1%
Poster frame network (1)	21.1%	22.2%	23.7%	24.2%	22.5%	20.5%	17.5%	18.6%
Internet advertising network (1)	19.0%	19.4%	17.0%	15.9%	20.3%	19.3%	22.3%	23.2%
Movie theatre & Traditional outdoor billboards (1)	11.8%	11.7%	10.6%	14.4%	18.3%	11.3%	9.9%	8.7%
Other revenues	2.3%	0.1%	0.1%	0.1%	0.0%	0.1%	0.2%	0.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
LCD display network	10.6%	8.8%	9.0%	21.1%	11.1%	8.2%	30.6%	10.1%
In-store network	12.5%	10.9%	7.1%	8.7%	4.1%	4.7%	9.1%	1.7%
Poster frame network	8.4%	9.3%	9.0%	10.5%	11.8%	9.9%	41.6%	12.2%
Internet advertising network	14.9%	15.4%	12.7%	12.7%	16.6%	17.3%	24.6%	19.2%
Movie theatre & Traditional outdoor billboards	9.0%	9.3%	7.3%	10.1%	13.5%	8.4%	7.4%	7.3%
Other costs	0.9%	0.1%	0.1%	0.0%	0.0%	0.1%	0.2%	0.0%

Total cost of revenues	56.3%	53.8%	45.2%	63.1%	57.1%	48.6%	113.5%	50.5%

Gross profit	43.7%	46.2%	54.8%	36.9%	42.9%	51.4%	(13.5)%	49.5%
Operating expenses:
General and administrative	12.5%	11.4%	13.0%	19.7%	22.7%	21.3%	18.7%	31.3%
Selling and marketing	14.4%	13.8%	14.0%	17.5%	18.6%	20.4%	26.0%	19.7%
Impairment loss	0.0%	0.0%	0.0%	397.3%	8.8%	19.9%	29.4%	9.7%
Other operating income	(1.5)%	(2.4)%	(2.1)%	128.3%	(3.2)%	0.1%	12.2%	(1.0)%

Total operating expenses	25.4%	22.8%	24.9%	562.8%	46.9%	61.7%	86.3%	59.7%

Income (loss) from operations	18.3%	23.4%	29.9%	(525.9)%	(4.0)%	(10.3)%	(99.8)%	(10.2)%
Interest income	1.7%	0.7%	0.9%	1.5%	1.5%	1.0%	0.8%	1.0%
Income (loss) from continuing operations before income taxes	20.0%	24.1%	30.8%	(524.4)%	(2.5)%	(9.3)%	(99.0)%	(9.2)%

Provision for income taxes	3.5%	4.7%	3.8%	4.6%	2.8%	4.5%	(3.8)%	4.1%

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
Net income (loss) from continuing operations	16.5%	19.4%	27.0%	(529.0)%	(5.3)%	(13.8)%	(95.2)%	(13.3)%
Net income (loss) from discontinued operations, net of tax	(55.3)%	2.7%	1.2%	(8.7)%	(0.1)%	(3.7)%	(6.5)%	(23.2)%

Net income (loss)	(38.8)%	22.1%	28.2%	(537.7)%	(5.4)%	(17.5)%	(101.7)%	(36.5)%
Net income (loss) attributable to noncontrolling interests	0.1%	0.6%	0.5%	(1.5)%	0.0%	0.2%	2.3%	0.2%

Net income (loss) attributable to Focus Media Holdings Limited shareholders	(38.9)%	21.5%	27.7%	(536.2)%	(5.4)%	(17.7)%	(104.0)%	(36.7)%

(1)	Advertising service revenue is presented net of sales taxes. The following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
Sales taxes:
LCD display network	9.8%	7.9%	9.6%	10.2%	10.4%	9.4%	7.5%	9.3%
In-store network	9.5%	9.5%	9.4%	9.3%	9.6%	9.4%	9.5%	9.6%
Poster frame network	8.4%	8.5%	8.8%	8.8%	8.8%	9.4%	8.4%	8.6%
Internet advertising network	4.9%	4.6%	4.9%	6.2%	5.3%	5.4%	4.3%	4.1%
Movie theatre & Traditional outdoor billboards	4.1%	3.6%	3.4%	3.3%	3.2%	1.8%	2.5%	2.1%

Total	7.8%	7.1%	8.0%	8.2%	7.7%	7.8%	6.6%	7.4%

A. Operating Results
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
          Total Revenues. Our total revenues from continuing operations declined substantially from $642.3 million in 2008 to $505.0 million in 2009 due primarily to a decrease in our advertising service revenue.
•	LCD Display Network. Advertising service revenue from our LCD display network declined 12.9% from $239.5 million in 2008 to $208.5 million in 2009. The decline was primarily attributable to contracting demand from advertisers under unfavorable macro economic conditions. Advertisers from certain industries, such as automobile and financial services, significantly reduced their advertising budgets in 2009 amid the financial crisis that started in late 2008.

•	In-store Network. Advertising service revenue from our in-store network declined 50.1% to $30.3 million in 2009 from $60.7 million in 2008. This decline was primarily attributable to our restructuring of CGEN in December 2008. In January 2008, we acquired CGEN, which was our biggest competitor in in-store advertising segment. Subsequently, on December 10, 2008, we announced the disposition of the part of in-store advertising business acquired from CGEN and termination of CGEN acquisition agreement.

•	Poster Frame Network. Advertising service revenue from our poster frame network declined 32.6% from $146.8 million in 2008 to $99.0 million in 2009. This decline in revenue is primarily attributable to contracting demand from advertisers under unfavorable macro economic conditions, more intense pricing pressures from our competitors and our disposition of two subsidiaries acquired in previous years.

•	Internet Advertising Service. Advertising service revenue from our Internet advertising service network declined 5.9% from $114.6 million in 2008 to $107.9 million in 2009. The decline is primarily attributable to contracting demand from advertisers under unfavorable macro economic conditions.

•	Movie Theatre and Traditional Outdoor Billboards. Advertising service revenue declined 23.5.0% from $77.2 million in 2008 to $59.1 million in 2009. This is primarily attributable to our disposition of a subsidiary in traditional outdoor billboard business in April 2009.
          Cost of Revenues. Our cost of revenues declined from $347.2 million in 2008 to $339.1 million in 2009.
•	Cost of revenues — LCD display network. Our net advertising service cost for LCD display network declined from $79.6 million in 2008 to $75.8 million in 2009. This decline was due to the fact that we dismantled some of the LED screens installed in certain commercial districts in Shanghai in the second quarter of 2009 and, therefore, no longer incurred location rental.

•	Cost of revenues —In-store network. We incurred $24.2 million in net advertising service cost for our in-store network in 2009 compared to $61.8 million in 2008. The significant decline is primarily due to restructuring of CGEN we acquired in January, 2008 and to a minor degree due to our cost reduction initiatives taken since late 2008.

•	Cost of revenues — Poster frame network. Our net advertising service cost for our poster frame network increased significantly to $95.4 million in 2009 compared to $59.8 million in 2008. The increase is mostly attributable to (1) a $27.0 million impairment charge to our idle fixed assets, mostly digital poster frame; and (2) an increase in rental and depreciation in 2009 due to a significant increase in the number of digital poster frames at the beginning of the year and more intense competition from our competitors for desirable buildings to place our poster frames.

•	Net advertising service cost — Internet advertising service network. We incurred net advertising service costs of $98.7 million in 2009, a slight increase from $89.1 million in 2008.

•	Net advertising service cost- Movie theater and traditional outdoor billboards. We incurred net advertising service cost of $45.1 million in 2009, a 21% decline from $56.9 million in 2008. The decline is primarily due to our disposition of a subsidiary in the traditional outdoor billboard business.

•	Gross Profit. As a result of the foregoing, our gross profit declined by 43.8% from $295.1 million in 2008 to $165.9 million in 2009. Our overall gross margin decreased during the same period from 45.9% in 2008 to 32.8% primarily due to a significant decline in revenues from our LCD display networks and poster frame networks as well as significant impairment charges to our idle equipment. Our gross margins for each of our businesses during these periods are presented in the following table:

	Year ended December 31,
	2007	2008	2009
	US$’000	US$’000	US$’000
Gross profit
LCD display network	$131,679	$161,639	$133,033
In-store network	3,942	(1,115)	6,176

	Year ended December 31,
	2007	2008	2009
	US$’000	US$’000	US$’000
Poster frame network	57,386	86,936	3,561
Internet advertising network	23,642	25,508	9,150
Movie theatre & traditional outdoor billboards	8,798	20,234	13,972
Others	316	1,899	10

Total	$225,763	$295,101	$165,902

Gross margin
LCD display network	71.7%	67.5%	63.8%
In-store network	14.4%	(1.8)%	20.4%
Poster frame network	67.1%	59.2%	3.6%
Internet advertising network	31.4%	22.3%	8.5%
Movie theatre & traditional outdoor billboards	23.6%	26.2%	23.7%
Others	28.4%	52.4%	3.2%

Total	55.0%	45.9%	32.8%

          In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
          Operating Expenses. Our operating expenses declined significantly from $964.2 million in 2008 to $324.5 million in 2009. The decline in operating expenses was primarily due to less impairment loss and other operating expenses we incurred in 2009 compared to 2008.
•	General and Administrative. General and administrative expenses increased substantially from $90.2 million in 2008 to $120.2 million in 2009 mainly due to (1) an increase in share-based compensation expenses in 2009 following the Company’s decision to cancel the 2007 employee share option plan and replace it with 2009 Replacement restricted shares as well as the compensation charge on the private placement of 75 million shares with Jason Nanchun Jiang; and (2) a significant increase in bad debt reserve for account receivables under unfavorable macro economic conditions, which caused more advertisers to delay or default on their payments for advertising services we rendered.

•	Selling and Marketing. Selling and marketing expenses increased from $95.4 million in 2008 to $107.2 million in 2009 due to (1) an increase in share-based compensation expenses in 2009 following the Company’s decision to cancel the 2007 employee share option plan and replace it with 2009 Replacement restricted shares; and (2) a significant increase in spending in marketing and promotional expenses as a percentage of total revenue to counter contracting demand for our advertising service by advertisers under unfavorable macro economic conditions.

•	Impairment Loss. The Company incurred $86.3 million of goodwill impairment loss in 2009, which was mostly attributable to payment of contingent consideration to original owners of the subsidiaries acquired by us prior to 2009. These subsidiaries mostly belong to the poster frame network and traditional outdoor billboard business. In 2008, the Company incurred a $596.1 million goodwill impairment loss in 2008, which was mostly related to our poster frame reporting unit and Internet advertising reporting unit.

•	Other operating expenses (income) net. Other operating expenses, net represented the loss from equity investment in some subsidiaries in our Internet advertising business and bad debt reserves related to amounts due from original owners of some of the subsidiaries we acquired prior to 2009. Other operating expenses were partially offset by other operating income of $17.1 million, which primarily consist of government subsidies. The Company incurred other operating expenses of $182.5 million in 2008 primarily represents the loss incurred when we restructuring CGEN, which was partially offset by $19.5 million other operating income, which primarily consist of government subsidies.
          Loss from Operations. As a result of the foregoing, we had a loss from operations of $158.6 million in 2009 compared to a loss from operations of $669.1 million in 2008.
          Interest income (expense). Interest income declined from $7.5 million in 2008 to $5.3 million in 2009. This decline was mostly attributable to a lower interest rate applied to the Company’s cash deposits in 2009.
          Loss from continuing operations before income tax. As a result of the foregoing, we had a loss from continuing operations before income tax of $153.4 million in 2009, compared to a loss from continuing operations before income tax of $661.6 in 2008.
          Income Taxes. Our income taxes were $9.9 million in 2009 compared to $26.8 million in 2008. The decline in income tax in 2009 comparing to the income tax in 2008 was primarily due to less taxable income we had in 2009 than in 2008. For PRC tax purpose, share-based compensation expenses, goodwill impairment loss, most of amortization expenses of acquired intangible assets and losses from disposal of subsidiaries and restructuring business are not tax deductible. As a result, our taxable income in 2009 for PRC tax purpose was much lower than our taxable income in 2008, though under US GAAP, the Company incurred much less loss in 2009 than in 2008.
          Net loss from continuing operations. As a result of the foregoing, our net loss from continuing operations was $163.2 million in 2009 as compared to $688.3 million in 2008.
          Loss from discontinued operations. Loss from discontinued operations mostly represented the loss from some subsidiaries in the Internet advertising business we disposed of in 2009.
          Net loss attributable to Focus Media Holding Limited. As a result of the foregoing and a net income of $3.5 million attributable to a non-controlling interest in one of our Internet subsidiaries, our net loss attributable to Focus Media Holding Limited was $213.3 million in 2009 as compared to $770.7 million in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
          Total Revenues. Our total revenues from continuing operations increased substantially from $410.2 million in 2007 to $642.3 million in 2008 primarily due to an increase in our advertising service revenue.
•	LCD display networks. Advertising service revenue from our LCD display network increased 30.5% from $183.5 million in 2007 to $239.5 million in 2008. The increase was primarily attributable to: (1) favorable macro economic conditions; (2) continued acceptance of our media by an increasing number of advertising clients; (3) the steady expansion of our media network, including the number of LCD displays and LED billboards on our network; and (4) the sale of tailored advertising packages including the seven specialized channels on our commercial location network and by targeting advertising campaigns on specific lists of buildings requested by advertising clients, which enables us to charge those advertising clients a premium.

•	In-store network. Advertising service revenue from our in-store network increased 121.5% to $60.7 million in 2008 from $27.4 million in 2007. This increase was primarily attributable to our acquisition of CGEN, our biggest competitor in in-store advertising business in January 2008.

•	Poster frame network. Advertising service revenue from our poster frame network increased 71.7% to $146.8 million in 2008 from $85.5 million in 2007. This increase in revenue is primarily due to robust sales under favorable macro economic conditions and significant expansion of our networks. The total number of frames installed increased from 190,468 as of December 31, 2007 to 324,364 as of December 31, 2008, including 34,195 digital frames. The expansion of our networks was accomplished partially through organic growth and partially through acquiring competitors.

•	Internet advertising service. Advertising service revenue from our Internet advertising service network increased 52.0% to $114.6 million in 2008 from $75.4 million in 2007. The increase is primarily attributable to favorable macro economic conditions and growing acceptance of the Internet as an effective media by advertisers in China.

•	Movie theatre and traditional outdoor billboards. Advertising service revenue more than doubled from $37.3 million in 2007 to $77.2 million in 2008, primarily due to the following two reasons: (1) Huaguang and Tuojia, which were operating the traditional billboard business, were acquired in the first half of 2007. We consolidated their 2007 revenue only after the acquisitions were consummated, while in 2008 we consolidated their full year revenues; and (2) the significant increase in the number of our movies theater customers from 71 in 2007 to 141 in 2008.
          Cost of Revenues. Our cost of revenues increased significantly from $184.5 million in 2007 to $347.2 million in 2008.
•	Cost of revenues—LCD display Network. Our net advertising service cost for LCD display network increased significantly from $52.6 million in 2007 to $79.6 million in 2008. This increase was primarily attributable to the following factors: (1) a significant expansion of our network. The number of LCD displays we own and operate directly increased from 107,553 as of December 31, 2007 to 122,597 as of December 31, 2008. As a result, we incurred more location costs, depreciation costs and network maintaining costs in 2008 than in 2007; and (2) $15.6 million impairment charge on fixed assets incurred in 2008.

•	Cost of revenues— in-store network. We incurred $61.8 million in net advertising service cost for our in-store network in 2008 compared to $23.5 million in 2007. The significant increase is primarily due to our acquisition of CGEN, our biggest competitor in the in-store advertising business.

•	Cost of revenues — poster frame network. Our net advertising service cost for our poster frame network increased significantly to $59.8 million in 2008 from $28.1 million in 2007, attributable to increased location costs and depreciation costs relating to the installation and maintenance of poster frames on our network as (1) we significantly increased the number of traditional poster frames on our network through organic expansion and acquisition of competitors and (2) beginning in June 2007, we began to incur location costs and depreciation cost associated with the purchase and installation of digital poster frames. In 2008, we installed approximately 34,000 digital poster frames as compared to approximately 11,000 such frames installed in 2007.

•	Net advertising service cost-Internet advertising service. Internet advertising service cost increased significantly from $51.7 million in 2007 to $89.1 million in 2008. The increase was primarily driven by higher acquisition cost for advertising space from website owners.

•	Net advertising service cost- movie theatre and traditional outdoor billboards. We incurred advertising service cost of $56.9 million in 2008, a 99.6% increase from $28.5 million in 2007. The increase is primarily due to (1) our acquisition of Huaguang, the subsidiary operating the traditional billboard business in 2007. We consolidated Huaguang’s results of operation only after the acquisition was consummated, while in 2008 we consolidated their full year costs of revenues; (2) the increase in the number of billboards leased from 492 in 2007 to 542 in 2008 in response to greater customer demand; and (3) increased leasing costs associated with time we rent on movie theatre screens as a result of an increase in the number of theaters we leased in our network from 10,930 in 2007 to 27,164 in 2008.
          Gross Profit. As a result of the foregoing, our gross profit increased from $225.8 million in 2007 to $295.1 million in 2008 and our overall gross margin declined during the same period from 55.0% to 45.9%. The decline in our gross margin was primarily due to (1) inherently lower margin business, such as in-store, Internet and movie theater and traditional outdoor billboards, accounting for a higher percentage of revenue in 2008 than in 2007; (2)

fixed asset impairment charge incurred by LCD display networks; and (3) the growth of rental and depreciation caused by rapid network expansion out-paced the growth of the revenues.
          Operating Expenses. Our operating expenses increased significantly from $98.7 million in 2007 to $964.2 million in 2008.
•	General and Administrative. General and administrative expenses increased substantially from $45.6 million in 2007 to $90.2 million in 2008 mainly due to an increase in the size of our administrative staff and related salary and benefits (particularly an increase of share-based compensation expenses. There was also a corresponding increases in expenses for utilities, office rental, and professional service fees,

•	Selling and Marketing. Selling and marketing expenses increased 57.1% from $60.7 million in 2007 to $95.4 million in 2008. Such increase was in proportion to the increase of our net revenue by 56.6% from $410.2 million in 2007 to 642.3 million in 2008.

•	Impairment loss. We incurred a $596.1 million goodwill impairment loss in 2008, which was mostly related to our poster frame business and Internet advertising business.

•	Other operating expenses. Other operating expenses of $182.5 million in 2008 primarily represents the loss incurred when we restructuring CGEN, which was partially offset by $19.5 million other operating income, which primarily consist of government subsidies.

•	Loss from continuing operations before income tax. As a result of the foregoing and interest income of $7.5 million, we had loss from continuing operations before income tax of $661.6 million in 2008 compared to income of $136.7 million in 2007.

•	Provision for income taxes. Provision for income taxes was $26.8 million in 2008 as compared to $8.3 million in 2007. This significant increase was primarily driven by significantly more taxable income for the Company in 2008 than in 2007. For PRC corporate income tax purposes, many expenses, such as share-based compensation expenses, goodwill impairment loss and impairment of acquired intangible assets, etc, are not deductible when calculating taxable income.

•	Net loss from continuing operations. As a result of the foregoing, we had a Net loss from continuing operations of $688.3 million as compared to a net income from continuing operations of $128.3 million in 2007.

•	Net loss from discontinued operations, net of tax. In March, 2008 the Company announced restructuring its mobile handset advertising business. Subsequently the Company announced termination the business completely in December 2008. In accordance to US GAAP, the business was classified as discontinued operations in both 2008 and 2007. We incurred $82.5 million loss from the business as compared to a net income of $16.8 million in 2007.

•	Net loss attributable to Focus Media Holdings Limited. As result of the foregoing, we had a net loss attributable to Focus Media Holdings limited of $770.7 million in 2008 as compared to a net income attributable to Focus Media Holdings Limited of $144.4 million in 2007.
Liquidity and Capital Resources
Cash Flows and Working Capital
          To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2009, we had approximately $568.2 million in cash and cash equivalents, of which $142.4 million was purchase price paid by Jason Jiang Nan Chun, our CEO and chairman, in connection with the subscription by JJ Media Investment Holding Limited of 75 million ordinary shares. In February 2010, we also announced a share-repurchase program to purchase up to $200 million worth of issued and outstanding ADRs. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of Focus Media Advertisement and its subsidiaries in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through Focus Media Advertisement and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of Focus Media Advertisement. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Focus Media Advertisement and its subsidiaries that provide us with effective control over Focus Media Advertisement and its subsidiaries. In addition, we have access to the cash flows of Focus Media Advertisement and its subsidiaries through contractual arrangements with our subsidiaries Focus Media Technology and Focus Media Digital, which provide technical and other services in exchange for fees. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements Among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and Its Subsidiaries”.
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
          The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars)

Net cash provided by operating activities	$166,960	$168,441	$160,723
Net cash (used) in investing activities	(342,881)	(145,794)	(158,248)
Net cash provided by financing activities	442,976	(66,616)	144,499
Effect of exchange rate changes	18,750	16,469	(1,730)

Net increase in cash and cash equivalents	285,805	(27,500)	145,244

          We had cash provided by operating activities of $160.7 million in 2009, a 4.6% decline compared to $168.4 million in 2008. Cash provided by operating activities has not declined in proportion to a 21.4% decline of our net revenue from $642.3 million in 2008 to $505.0 million in 2009. This is mainly attributable to a significant reduction in the collection period for our account receivables in 2009 compared to 2008. Cash provided by operating activities was $168.4 million in 2008 compared to $167.0 million in 2007. Cash provided by operating activities has not increased in proportion to the increase of our revenue. This is mainly due to a significant increase in the collection period for our account receivables in 2008 compared to 2007. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in ITEM 18.
          We had net cash used in investing activities of $158.2 million in 2009, primarily consisting of the following: (1) investment in available-for-sale equity securities of $29.3 million; (2) purchase consideration paid and deposits paid to acquire subsidiaries aggregating $92.4 million, primarily for poster frame and traditional outdoor billboard; (3) capital expenditures of $10.7 million; and (4) cash belonging to disposed subsidiaries of $27.3 million. We had net cash used in investing activities of $145.8 million in 2008, primarily consisting of the following: (1) cash in-flow from the sale of equity securities and bank notes of $91.1 million; (2) capital expenditures of $72.9 million, primarily for the purchase of digital poster frames and, to a minor degree, LCD displays; and (3) consideration paid and deposits paid to acquire subsidiaries aggregating $147.6 million, primarily for acquiring CGEN and for contingent consideration paid to the companies we acquired prior to 2008. We used $342.9 million for investing activities in 2007, primarily for acquisition of subsidiaries and affiliates, which are mostly belong to Poster Frame networks and Internet advertising business.

          $144.5 million net cash was provided by financing activities in 2009, primarily from the proceeds of $142.4 million, net of issuance costs, from issuing new ordinary shares to JJ Media Investment Holding Limited. We had $66.6 million net cash used by financing activities in 2008, primarily from the application of $47.5 million to execute our share repurchase program and $30.4 million to repay a short-term loan, offset in part by $10.7 million in proceeds from the issuance of shares pursuant to our share option plan. We had $443.0 million net cash inflow from financing activities in 2007, primarily from proceeds from issuing ordinary shares.
          Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our most recent private offering to JJ Media Investment Holding Limited will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as the purchase of flat-panel displays and LED digital billboards, and increased location cost, share repurchase program, and payment of contingent considerations related to the acquisition of our poster frame business, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network will be sufficient to cover any such obligations. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
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

	For the year ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars)

Total capital expenditure	$59,451	72,876	10,655
          Our capital expenditures were made primarily to acquire flat-panel displays and digital frames for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2010, in an amount of approximately $20 million, to primarily consist of purchases of components for our flat-panel displays as we continue to expand our commercial location network, in-store network and poster frame network. We also intend to upgrade our financial, accounting systems and internal control systems. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.

Restricted Net Assets
          Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2008 and 2009, the amount of our restricted net assets was approximately $698.8 million and $789.6 million, respectively
B. Research, Development, Patents and Licenses, etc.
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
Patents and Trademarks
          We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel displays. We currently hold design patents for our new model of flat-panel display and our software. We have the right to use several trademarks relating to the “Focus Media” brand name in China, South Korea, Taiwan, Japan and Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China. Following our acquisition of Allyes, we also acquired all of its intellectual property including that held by its subsidiaries and affiliates.
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
C. Trend Information
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
D. Off-balance Sheet Arrangements
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
E. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2009.

	Payments due December 31
						2014 and
	TOTAL	2010	2011	2012	2013	Thereafter
Display and poster frame placement agreement obligations	90,712	57,462	22,004	6,989	2,430	1,827
Office premise lease obligations	6,143	4,528	1,223	383	4	5

Total contractual obligations	96,855	61,990	23,227	7,372	2,434	1,832

          Other than certain leasing arrangements relating to the placement of our flat-panel and office premises, as of December 31, 2008, we did not have any long-term debt obligations, operating lease obligations or purchase obligations.
          A portion of the purchase consideration for certain acquisitions we made, such as Framedia, is contingent and based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The maximum amount of such contingent payments for continuing and discontinued operations for 2010 and 2011 is $40 million in aggregate. As of December 31, 2009, other than such contingent earn-out payments and potential liabilities relating to litigation in which we are involved described under “— Legal Proceedings”, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities and the proceeds of this offering.
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Name	Age	Position
Jason Nanchun Jiang	37	Chief Executive Officer and Chairman of the Board of Directors
Fumin Zhuo(1)	58	Director
Neil Nanpeng Shen(2)	42	Director
Charles Cao	44	Director
Daqing Qi(3)	47	Director
David Ying Zhang(4)	36	Director

Name	Age	Position
Ying Wu (5)	51	Director
Alex Deyi Yang	34	General Manager and Director (and Acting Chief Financial Officer for the period covered by this annual report)
Kit Leong Low	39	Chief Financial Officer (since January 2010)

(1)	Independent director, chairman of the compensation committee and member of the audit committee and the nominations committee.

(2)	Independent director and chairman of the nominations committee.

(3)	Independent director, chairman of the audit committee and member of the compensation committee and nominations committee.

(4)	Independent director and member of the compensation committee.

(5)	Independent director and member of the audit committee.
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
          Charles Cao was appointed as our director in November 2005 to replace Ted Tak Dee Sun who passed away in September 2005. Mr. Cao is president and chief executive officer of SINA Corporation, an online media company listed on the Nasdaq Global Market. Before he joined SINA Corporation in September 1999, Mr. Cao served as an experienced audit manager with PricewaterhouseCoopers LLP, providing auditing and business consulting services for high tech companies in Silicon Valley, California. Mr. Cao received his master of professional accounting from University of Texas at Austin. He also holds an MA degree in journalism from University of Oklahoma and a BA degree in Journalism from Fudan University in Shanghai, China. Mr. Cao is a certified public accountant and a member of the American Institute of Certified Public Accountants.

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
          Alex Deyi Yang was appointed our director and general manager in September 2009 and January 2010, respectively. Prior to this he served as our acting chief financial officer from January 2009. From August 2004 until his appointment as acting chief financial officer, Mr. Yang served as our general counsel. Prior to joining Focus Media in August 2004, Mr. Yang was general counsel of Linktone Ltd., a Nasdaq listed wireless value-added services company, from October 2002 until June 2004. Prior to that, Mr. Yang was an attorney at Commerce & Finance Law Offices in Beijing. Alex graduated from Shanghai International Studies University with a degree in finance and holds an LLM degree from Fudan University.
          Kit Leong Low was appointed our chief financial officer in January 2010. Prior to joining Focus Media, Mr. Low was an executive director of a Greater China entertainment conglomerate, eSun Holdings, from June 2007 to January 2010. Prior to that, from June 2003, he was an executive director at the Goldman Sachs Asia-Pacific Research Media and Internet team whose coverage included media and Internet companies in Greater China. Before joining Goldman Sachs, starting 1993 he worked as a program manager for Johnson Controls Inc., managing Toyota vehicles interior development in the United States. He subsequently joined Sybase Inc., an enterprise software company in the United States, as a Program Manager in its Global Products Group in 2000. He received his Bachelor of Science degree in Industrial Engineering and Motion Picture Production from the University of Wisconsin-Madison, and his MBA from Columbia Business School in the United States.
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
B. Compensation
          In 2009, we paid aggregate cash compensation of approximately $187,500 to our directors and executive officers as a group. In 2007 and 2008, we granted to selected directors, officers and employees options to acquire an aggregate 10,892,685 (of which 8,690,085 were cancelled) and 26,529,625, respectively. In 2009, we granted selected directors and officers 24,550,000 restricted shares. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Option and Restricted Shares Plans
          Our 2003 Employee Share Option Scheme, or our 2003 Option Plan, was adopted by our board of directors at a meeting on June 1, 2003. Our members and board of directors adopted our 2005 Share Option Plan, or our 2005 Option Plan, in May 2005. Our members and board of directors adopted our 2006 Employee Share Option Plan, or our 2006 Option Plan, in October 2006. Our members and board of directors adopted our 2007 Employee Share Option Plan, or our 2007 Option Plan, in December 2007. Our members and board of directors adopted our 2010 Employee Share Option Plan, or our 2010 Plan, in December 2009. Our option plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
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
          In October 2008, we cancelled all options granted during the period from October 3, 2007 to July 25, 2008 and authorized the issuance of new options to purchase up to 13,559,325 ordinary shares with a strike price of $2.44 per ordinary share. In 2006, 2007 and 2008, options to purchase 14,800,000, 10,892,685 and 13,559,325 ordinary shares were authorized and granted under the option plans, respectively. Under the terms of each option plan, options are generally granted at prices equal to the fair market value as determined by our board of directors, expire 10 years from the date of grant and generally vest over three years while certain options granted vest over one year.

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
          Among the total outstanding options to purchase 9,327,149 ordinary shares issued in the 2008 replacement, options to purchase 1,776,300 ordinary shares were cancelled on September 22, 2009 as a result of recent performance evaluations and previously unrecognized compensation cost of $2.6 million was recognized on the cancellation date. The remaining outstanding options to purchase 7,550,849 ordinary shares granted under the 2008 replacement were further cancelled and replaced by an equivalent number of restricted shares in order to incentivize employees and reduce the need for future option grants. This was accounted for as a modification with an incremental compensation cost of $8,122,206 recorded over the vesting period of two to three years. The incremental compensation was measured as the excess of the fair value of restricted shares over the fair value of the cancelled options granted under the 2008 replacement at the cancellation date. Further, 28,935,131 restricted shares were granted to employees in 2009.
          As of December 31, 2007, 2008 and 2009, 39,890,055, 32,840,540 and 15,642,620 options and as of December 31, 2009, 36,448,980 restricted shares were outstanding.. The fair value of restricted shares is the market value of the ordinary shares on the date of grant whereas the fair value of options granted to both employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees and
non-employees:	2007	2008	2009
Risk-free rate of return	4.02% - 4.68%	1.59%-3.2%	0.87%
Weighted average expected option life	2 years	2.5 to 4 years	2.5 years
Volatility rate	50.61%-53.05%	53%-68.88%	88.32%
Dividend yield	0%	0%	0%
          In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from us. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.
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

          Our board of directors may amend, alter, suspend, or terminate each of our option plan at any time, provided, however, that in order to increase the limit of 20% of our share capital that may be granted as options, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our 2010 Option Plan will terminate in December 2020.
          The table below sets forth the restricted share grants made to our directors and executive officers pursuant to our option plans as of December 31, 2009.

Number of
	restricted	Exercise per
	shares issued	ordinary share	Date of grant	Date of expiration
(in U.S. dollars)
Jason Nanchun Jiang	19,500,000	$nil	October 1, 2009	September 30, 2019
Fuming Zhuo	*	$nil	October 1, 2009	September 30, 2019
Neil Nanpeng Shen	*	$nil	October 1, 2009	September 30, 2019
Charles Cao	*	$nil	October 1, 2009	September 30, 2019
Daqing Qi	*	$nil	October 1, 2009	September 30, 2019
David Ying Zhang	*	$nil	October 1, 2009	September 30, 2019
Ying Wu	*	$nil	October 1, 2009	September 30, 2019
Alex Deyi Yang	*	$nil	October 1, 2009	September 30, 2019
Kit Leong Low	*	$nil	October 1, 2009	September 30, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
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

          Compensation Committee. Our current compensation committee consists of Fumin Zhuo, Daqing Qi and David Ying Zhang. Mr. Zhuo is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).
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
          Foreign Private Issuer Home Country Practice. The NASDAQ Marketplace Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including, among others, the shareholder approval rules. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances.
D. Employees
          As of December 31, 2009, we had a total of 4,800 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of December 31, 2009:

	Number of
	employees (1)	Percentage
Sales and marketing	1,594	33.2%
Operations	2,277	47.4%
Management and administration	929	19.4%

Total number of employees	4,800	100.0%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.
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
E. Share Ownership
          Please see Item 6.B. and Item 7.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 28, 2010:
•	each person known to us to own beneficially more than 5% of our ordinary shares and

•	each of our directors and executive officers who beneficially own our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of June 28, 2010, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 729,576,465 ordinary shares outstanding as of June 28, 2010.

Shares beneficially owned
	Number	Percent
Principal Shareholders
JJ Media Investment Holding Ltd. (1)	141,086,135	19.33%

Directors and Executive Officers (2)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (3)	141,086,135	19.33%
Neil Nanpeng Shen	*	*
Charles Chao	*	*
Fumin Zhuo	*	*
Daqing Qi	*	*
David Ying Zhang	*	*
Ying Wu	*	*
Alex Deyi Yang	*	*
Kit Leong Low	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Information based on the amended Schedule 13G filed on February 12, 2009 on behalf of Jason Nanchun Jiang and JJ Media Investment Holding Limited. Includes 141,086,135 ordinary shares beneficially owned by JJ Media Investment Holding Ltd. The business address of JJ Media Investment Holding Limited and Jason Nanchun Jiang is c/o Focus Media Holding Limited, 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai, China 200050.

(2)	The address of our current directors and executive officers is c/o Focus Media Holding Limited, 28F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China.

(3)	See note 2.
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
B. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2007, 2008 and 2009 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2007	2008	2009
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$3,132,954	$(132,116)	$—
Multimedia Park Venture Capital	Jimmy Wei Yu	104	—	—
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	44,542	—	—
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	—	—	277,749
Sina.com	Charles Cao	1,095,814	1,637,297	548,988
Sohu.com	Daqing Qi	608,150	2,002,839	438,536
Home-Inn	Neil Nanpeng Shen	82,356	256,690	89,076
Ctrip.com	Neil Nanpeng Shen	—	69,863	486,263
51.com	Neil Nanpeng Shen	19,611	718	—
Qihoo.com	Neil Nanpeng Shen	12,151	48,385	38,008
UUSEE	Neil Nanpeng Shen	27,789	78,572	—
Aikong.com	Jason Nanchun Jiang	—	56,190	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	—	4,153,948	368,242
China Vanke Co., Ltd.	Daqing Qi	—	909,775	459,376
Beijing Huayi Brothers	Jason Nanchun Jiang	—	43,561	—
Tea Care Group Ltd.	Fuming Zhuo	—	—	292,606
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	243,628	87,638	—
Focus Technology Co., Ltd.	Fuming Zhuo	—	—	43,200

Total		$5,267,099	$9,213,360	$3,042,044

     Details of advertising space leasing costs charged, net of rebates, of those whom are the related parties, for the years ended December 31, 2007, 2008 and 2009 for the Group are as follows:

		Year ended December 31,
Name of related parties	Director interested	2007	2008	2009
Sina.com	Charles Cao	$24,755,004	$50,294,367	$28,635,023
Sohu.com	Daqing Qi	14,596,893	39,061,219	17,208,874
Ctrip.com	Neil Nanpeng Shen	130,230	343,546	146,356
51.com	Neil Nanpeng Shen	204,612	887,603	195,376
Qihoo.com	Neil Nanpeng Shen	305,413	847,021	109,564
UUSEE	Neil Nanpeng Shen	15,929	306,899	—
E-House(China) Holdings Limited	Neil Nanpeng Shen	2,008	—	—
StormNet Information Technology	David Zhang	—	—	21,928

Total		$40,010,089	$91,740,655	$46,317,121

Details of amounts due from related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Shanghai Everease Advertising & Communication Ltd.	(a)	Jason Nanchun Jiang	$4,136	$—
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	232,399	—
Sina.com	(a)	Charles Cao	2,183,809	570,113
Sohu.com	(a)	Daqing Qi	4,905,642	2,685,730
Ctrip.com	(a)	Neil Nanpeng Shen	49,401	(293)
51.com	(a)	Neil Nanpeng Shen	215,854	—
UUSEE	(a)	Neil Nanpeng Shen	18,937	—
Tea Care Group Ltd.	(a)	Fuming Zhuo	—	21,475
China Vanke Co., Ltd.	(a)	Daqing Qi	—	7,379
Home-Inn	(a)	Neil Nanpeng Shen	23,838	—
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	146,033	—
Qihoo.com	(a)	Neil Nanpeng Shen	53,724	—
Giant Interactive Group, Inc.	(a)	Jason Nanchun Jiang	174,079	—

Total			$8,007,852	$3,284,404

Note (a)	— These amounts represent trade receivables for advertising services provided.
Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Sina.com	(b)	Charles Cao	$11,586,228	$2,126,612
Sohu.com	(b)	Daqing Qi	3,039,075	—
51.com	(b)	Neil Nanpeng Shen	554,326	32,871
UUSEE	(b)	Neil Nanpeng Shen	151,197	—
Home-Inn	(b)	Neil Nanpeng Shen	—	—
StormNet Information Technology	(b)	David Zhang	—	54,376
Qihoo.com	(b)	Neil Nanpeng Shen	129,427	158
Giant Interactive Group Inc.	(b)	Jason Nanchun Jiang	146,314
Ctrip.com.	(b)	Neil Nanpeng Shen	80,543	16,877

Total			$15,687,110	$2,230,894

Note (b)	— The amounts represent trade payables for advertising services purchased.

Other Related Party Transactions
Loans to Shareholders of Our PRC Operating Affiliates
     Pursuant to loan agreements entered into by the relevant PRC operating subsidiaries and the shareholders of each of our PRC operating affiliates, respectively, the shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant wholly foreign-owned for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2009, the full amounts of the loans to these shareholders remained outstanding. The relevant PRC operating subsidiary granted these loans without interest.
Share Subscription by JJ Media Investment Holding Limited
As described in Item 5. Operating and Financial Review and Prospects — Share based Compensation on page 61, on November 18, 2009, the Company issued 75 million ordinary shares to Jason Nanchun Jiang through JJ Media Investment Holding Limited, for proceeds of $142,425,000.
Transactions with Entities Affiliated with Jimmy Wei Yu
     Jimmy Yu resigned his directorship in September 2009. For each of the years ended December 31, 2007, 2008 and 2009, office rentals were paid to Multimedia Park Venture Capital, of which Mr. Yu is the CEO, amounting to $690,018, $870,718 and $612,817, respectively.
Management Buy-in To Internet Division
     In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to purchase an aggregate 38% interest in Allyes from us. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.
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
     We have entered into a series of contractual arrangements with our PRC operating affiliates and their respective shareholders and subsidiaries, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders and subsidiaries may only be amended with the approval of our audit committee or another independent body of our board of directors. In connection with our acquisition of Framedia, we entered into a series of contractual arrangements with Focus Media Advertisement’s subsidiaries relating to our poster frame network, Framedia Advertisement, New Structure Advertisement, and Guangdong Framedia, each of which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Each of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency, respectively. With regard to Allyes, which we acquired in March 2007, New Allyes Information has entered into a series of contractual arrangements with the Allyes operating affiliates and their shareholders, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of the contractual arrangements with the Allyes operating affiliates and their shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. With regard to Huaguang, which we acquired in June 2007, Shanghai OOH Advertisement Co., a subsidiriary of Hua Kuang Advertising Company Ltd, has entered into a series of contractual arrangements with the Huaguang operating affiliate and its shareholders, including contracts relating to certain shareholder rights and corporate governance matters.
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

Legal Proceedings
     On or about November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us and the underwriters of our follow-on offering of November 2007. On or about December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us, certain of our officers and directors, and the underwriters of our follow-on offering of November 2007. Both complaints allege that our registration statement on Form F-1 on November 1, 2007, as amended, and the related prospectus contained inaccurate statements of material fact. On April 24, 2008, the court consolidated the Eastriver Partners, Inc. and Scott Bauer actions into an action captioned In re Focus Media Holding Limited Litigation and named Iron Workers Local No. 25 Pension Fund as lead plaintiff in the consolidated action. On June 23, 2008, Lead Plaintiff filed a consolidated amended complaint. Specifically, the complaints allege that we failed to disclose reduced gross margins in our Internet advertising business division due to acquisitions we made. The complaint filed by Scott Bauer also alleges that we issued a press release concerning our second quarter 2007 financial results that contained inaccurate statements of material fact. On September 5, 2008, we, certain of our officers and directors, and the underwriters filed a motion to dismiss the consolidated amended complaint. On November 5, 2008, the lead plaintiff filed its opposition to the motion to dismiss. A reply brief was filed on December 5, 2008. On March 29, 2010, the court issued an opinion granting our motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting our motion to dismiss. We intend to continue to defend against these lawsuits vigorously as we believe we have meritorious defenses to the claims alleged. However, there can be no assurance that we will prevail in the suit on appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.
     On February 11, 2008, Ying Ping, a PRC citizen, filed an arbitration application in Beijing with China International Economic and Trade Arbitration Commission (“CIETAC”) against us, requesting us, (i) to continue to perform a Share Purchase Agreement, dated as of March 20, 2008, between Ying Ping and the Company; (ii) to pay an overdue share purchase price in the amount of $15.6 million and accrued interests thereof; and (iii) to bear their legal counsel fee in the amount of $0.3 million and other relevant arbitration costs. The CIETAC accepted Ying Ping’s application for arbitration on February 24, 2009. On March 10, 2010, the arbitration was settled. As a result, we agreed to pay $5.5 million to settle all the claims under the arbitration.
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
B. Significant Changes
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

•	In January 2010, we appointed Kit Leong Low as our chief financial officer and Alex Yang as our general manager;

•	In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to purchase an aggregate 38% interest in Allyes from us. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.

•	In February 2010, we announced that our board of directors approved a share repurchase program of up to $200 million, which we expect to implement over the course of the 12 month period following the announcement in a manner consistent with market conditions and the interest of the shareholders and in compliance with our securities trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund repurchases made under this program from our available cash balance.
     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from April 1, 2009 to June 28, 2010 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$6.20 to a high of US$18.72 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each month since April 2009.

	SALE PRICE
	HIGH	LOW
	US$	US$
MONTHLY HIGHS AND LOWS
2009 (starting April 1)
April	7.33	6.20
May	8.83	6.30
June	9.39	6.52
July	8.98	7.37
August	9.95	8.35
September	11.54	8.59
October	15.31	10.43
November	14.29	12.07
December	17.49	12.65
2010
January	17.88	12.26

	SALE PRICE
	HIGH	LOW
	US$	US$
February	15.69	12.82
March	18.72	14.35
April	18.48	16.68
May	17.18	14.36
June (through June 25)	17.40	14.60
     As of June 28, 2010, a total of 145,569,529 ADSs were outstanding. As of 28, 2010, 727,704,490 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing five of our ordinary shares, have been trading on the Nasdaq Global Market since July 13, 2005 under the symbol “FMCN.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our Form F-1 registration statement (File No. 333-134714), as amended, first filed with the Commission on June 2, 2006.
C. Material Contracts
     In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described below and elsewhere in this annual report.

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
Management Buy-in To Allyes
     See Item 17.B—Related Party Transactions—Other Related Party Transactions.
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
Share Subscription by JJ Media Investment Holding Limited
     See Item 7.B—Related Party Transactions—Other Related Party Transactions.
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
E. Taxation
Cayman Islands Taxation
     The following discussion of the material Cayman Islands federal income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel.
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
Passive Foreign Investment Companies
     We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2009, we do not expect to be a passive foreign investment company (“PFIC”), for 2010, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules.
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
     PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT OR INHERITANCE LAWS.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and [•] in 2007, 2008 and 2009, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt securities
     Not applicable.
B. Warrants and Rights
     Not applicable.

C. Other securities
     Not applicable.
D. American Depositary Shares
     Fees and Charges Our ADS holders May Have to Pay
     Citi (Nominees) Limited, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of fiscal 2007, 2008 and 2009.
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
B. Use of Proceeds
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.
     The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Focus Media Holding Limited
We have audited the internal control over financial reporting of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2009, based on “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Group and our report dated June 29, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of a new accounting standard.
/s/ DELOITTE TOUCHE TOHMATSU CPA CTD.
Shanghai, China
June 29, 2010

ITEM 16.
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

	For the year ended December 31,
	2008	2009
	(in thousands, US dollar)
Audit Fees (1)	$1,950	$1,260
Audit-related Fees (2)	850	174
Tax Fees (3)	453	364
All Other Fees (4)	—	—

Total	$3,253	$1,798

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.

(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our transfer study activities.

(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.
     Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent registered public accounting firm. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services, as described above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Approximate
			ADSs Purchased as	Dollar Value of
			Part of Publicly	ADSs that May Yet
	Total Number of	Average Price Paid	Announced	Be Purchased
Period	ADSs Repurchased	per ADS(2)	Program(1)	Under the Program
August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,393,134	$15.33	2,393,134	$163,255,127

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. At the end of this program, we cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

On February 2, 2010, we announced that our board of directors has approved a share repurchase program. Under the terms of the approved program, we may repurchase up to US$200 million worth of our issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. we expects to implement this share repurchase program over the course of the next 12 months, effective immediately, in a manner consistent with market conditions and the interest of the shareholders and in compliance with the company’s securities trading policy. Focus Media’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Focus Media plans to fund repurchases made under this program from its available cash balance.

(3)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     None .
ITEM 16G. CORPORATE GOVERNANCE
     We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing five ordinary shares, are listed on the Nasdaq Global Market, or Nasdaq. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.
•	The Nasdaq Listing Rules require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price represents fair value for the shares being issued. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances.

PART III
ITEM 17. FINANCIAL STATEMENTS
     The Registrant has elected to provide the financial statements and related information specified in Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The following is a list of the audited financial statements and a report of the independent registered public accounting firm included in this annual report beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits
3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2*	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3*	Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of (i) the corporate structure of Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. and contractual arrangements among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, (ii) the corporate structure of Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and contractual arrangements among Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu and (iii) the corporate structure of Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd., Beijing Focus Media Wireless Technology Co., Ltd., Jason Nanchun Jiang and Jimmy Wei Yu.

8.1*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

Exhibit
Number	Description of Exhibits
10.1*	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.2*	Technology License and Service Agreement, dated March 28, 2005, by and among Focus Media Digital Information Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisements Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.3*	Business Cooperation Agreement, dated March 28, 2005, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.4*	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5*	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.6*	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and the subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.7*	Trust Agreement, dated March 28, 2005, by and between Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd.

10.8*	Trademark License Agreement, dated March 28, 2005, by and among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries.

10.9*	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10*	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11*	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12*	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004.

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004.

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003.

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communication Company, dated as of November 2004.

10.17*	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003.

Exhibit
Number	Description of Exhibits
10.18*	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003.

10.19*	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003.

10.20*	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.21*	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003.

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.23*	Share Option Plan 2005.

10.24*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.25*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.26*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.27*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.28*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.29*	Acknowledgement Letter for Participation of Equity Pledge Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.30*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.31*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.32*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.33*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.34*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.35*	Acknowledgement Letter for Participation of Call Option Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.36*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Fuzhou Fukesi Advertisement Co., Ltd.

10.37*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.38*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Hefei Fukesi Advertisement Co., Ltd.

10.39*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenyang Focus Media Advertisement Co., Ltd.

10.40*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Advertisement Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.41*	Acknowledgement Letter for Participation of Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, of Shanghai Focus Media Co., Ltd. and Shenzhen Bianjie Building Advertisement Co., Ltd.

10.42*	Equity Pledge Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.43*	Call Option Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.44*	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Co., Ltd., Shanghai Framedia Investment Consultancy Co., Ltd. and the Local Advertisement Companies named therein.

10.45*	Equity Pledge Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.46*	Call Option Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.47*	Shareholders’ Voting Rights Proxy Agreement, dated January 13, 2006, by and among Lei Liu, Yong Shi, Shanghai Framedia Investment Consultancy Co., Ltd. and Guangdong Century Shenghuo Advertisement Co., Ltd.

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein.

Exhibit
Number	Description of Exhibits
10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders.

10.50*	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Wireless Holdings Co., Ltd.

10.52*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.53*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.54*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus

Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd and Beijing Focus Media Wireless Co., Ltd.

10.55*	Equity Pledge Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.56*	Call Option Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.57*	Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Shanghai Framedia Investment Consulting Co., Ltd. and Guandong Shiji Shenghuo Advertisement Co., Ltd.

10.58*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.59*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.60*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertisement Co., Ltd.

10.61*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.62*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

10.63*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai New Focus Media Advertising Agency Co., Ltd.

Exhibit
Number	Description of Exhibits
10.64*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.65*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.66*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Target Media Co., Ltd.

10.67*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.68*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.69*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Dongguan Focus Media Advertisement Co., Ltd.

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.73*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.74*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.75*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Hefei Fukesi Advertising Co., Ltd.

10.76*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.77*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.78*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai On-Target Advertisement Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.86*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.87*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen E-Time Commercial Consulting Co., Ltd.

10.88*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.89*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.90*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenzhen Bianjie Building Advertisement Co., Ltd.

10.91*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.92*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.93*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shenyang Focus Media Advertising Co., Ltd.

10.94*	Cooperation Agreement, dated May 22, 2006, by and among Shanghai Focus Media Advertisement Co. Ltd. and its local advertising subsidiaries named therein and Shanghai New Focus Media Advertisement Co. Ltd.

10.95*	Technology Transfer Agreement, dated as of May 22, 2006, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.96*	Advertisement Dissemination Agreement, dated May 22, 2006, by and between Shanghai Focus Media Advertising Agency Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.97*	2006 Share Option Plan.

10.98*	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.99*	Asset Transfer Agreement, dated as of January 30, 2003, among Shanghai Allyes Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Xiangdong Xiong and Jiangang Wang.

Exhibit
Number	Description of Exhibits
10.100*	Call Option Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.101*	Call Option Agreement, dated as of January 30, 2003, among Xiangdong Xiong, new Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.102*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Jianggang Wang.

10.103*	Equity Interests Pledge Agreement, dated as of January 30, 2003, between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.104*	Exclusive Service Agreement, dated as of January 20, 2003, by and among Shanghai Allyes Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.105*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.106*	Loan Agreement, dated as of January 10, 2003, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.107*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.108*	Call Option Agreement, dated November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.109*	Call Option Agreement, dated November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.110*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.111*	Equity Interests Pledge Agreement, dated November 1, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.112*	Exclusive Service Agreement, dated as of November 1, 2004, by and among Shenzhen Baifen Creation Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.113*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.114*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Xiangdong Xiong.

10.115*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

10.116*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 1, 2004, among Xiangdong Xiong, New Allyes Information Technology (Shanghai) Co., Ltd. and Shenzhen Baifen Creation Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.117*	Asset Transfer Agreement, dated November 30, 2004, among Shanghai Huxin Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.118*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.119*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.120*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.121*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.122*	Exclusive Service Agreement, dated as of November 11, 2004, by and among Shanghai Huxin Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.123*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.124*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.125*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.126*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Huxin Advertisement Co., Ltd.

10.127*	Asset Transfer Agreement, dated as of November 30, 2004, among Shanghai MSN Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.128*	Call Option Agreement, dated November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.129*	Call Option Agreement, dated November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.130*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.131*	Equity Interests Pledge Agreement, dated November 30, 2004, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.132*	Exclusive Service Agreement, dated as of November 3, 2004, by and among Shanghai MSN Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.133*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

Exhibit
Number	Description of Exhibits
10.134*	Loan Agreement, dated as of November 1, 2004, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.135*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.136*	Shareholders’ Voting Rights Proxy Agreement, dated as of November 30, 2004, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai MSN Advertisement Co., Ltd.

10.137*	Asset Transfer Agreement, dated as of May 17, 2005, among Shanghai Quanshi Advertisement Co., Ltd., New Allyes Information Technology (Shanghai) Co., Ltd., Suyang Zhang and Hailong Zhu.

10.138*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.139*	Call Option Agreement, dated May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.140*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.141*	Equity Interests Pledge Agreement, dated May 17, 2005, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.142*	Exclusive Service Agreement, dated as of April 20, 2005, by and among Shanghai Quanshi Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.143*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.144*	Loan Agreement, dated as of April 20, 2005, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.145*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.146*	Shareholders’ Voting Rights Proxy Agreement, dated as of May 17, 2005, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Quanshi Advertisement Co., Ltd.

10.147*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.148*	Supplemental Agreement for Loan Agreement, dated as of March 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Hailong Zhu.

10.149*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.150*	Call Option Agreement, dated July 1, 2006, among Hailong Zhu, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

Exhibit
Number	Description of Exhibits
10.151*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.152*	Equity Interests Pledge Agreement, dated July 1, 2006, by and between New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.153*	Exclusive Service Agreement, dated as of July 1, 2006, by and among Shanghai Kuantong Advertisement Co., Ltd. and New Allyes Information Technology (Shanghai) Co., Ltd.

10.154*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Jiangang Wang.

10.155*	Loan Agreement, dated as of June 20, 2006, by and among New Allyes Information Technology (Shanghai) Co., Ltd. and Suyang Zhang.

10.156*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.157*	Shareholders’ Voting Rights Proxy Agreement, dated as of July 1, 2006, among Suyang Zhang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Kuantong Advertisement Co., Ltd.

10.158*	Share Purchase Agreement, dated as of July 21, 2006, among EFT Partners Limited, Focus Media Holdings Limited, Appreciate Capital Ltd., Zhang Qingyong and Wang Yongmei.

10.159*	Registration Rights Agreement, dated as of March 28, 2007, by and among Focus Media Holding Limited and Persons who represent certain former shareholders, warrant holders and options holders of Allyes Information Technology Company Limited.

10.160*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 30, 2003, among Jiangang Wang, New Allyes Information Technology (Shanghai) Co., Ltd. and Shanghai Allyes Advertisement Co., Ltd.

10.161*	2007 Share Option Plan

10.162*	Share Purchase Agreement, dated as of December 8, 2007, among Focus Media Holding Limited, CGEN Digital Media Company Limited and the selling shareholders and other parties named therein.

10.163*	Registration Rights Agreement, dated as of January 2, 2008, among Focus Media Holding Limited and the former shareholders of CGEN Digital Media Company Limited named therein.

10.164*	Equity Pledge Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd.

10.165*	Call Option Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.166*	Shareholders’ Voting Rights Proxy Agreement, dated as of January 5, 2008, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Focus Media Advertising Agency Co., Ltd., CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

10.167*	Exclusive Technology and Consulting Agreement, dated as of January 16, 2006, among CGEN Digital Technology (Shanghai) Company Ltd. And Shanghai CGEN Culture Communication Company Ltd

Exhibit
Number	Description of Exhibits
10.168*	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.169*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.

10.170*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Chuanzhi Advertisement Co., Ltd.

10.171*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.

10.172*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Chuanzhi Advertisement Co., Ltd.

10.173*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.

10.174*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertisement Co., Ltd, Liu Yi Nuo and Shanghai Ruili Advertisement Co., Ltd.

10.175*	Equity Pledge Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.

10.176*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Ni He Ping and Shanghai Ruili Advertisement Co., Ltd.

10.177*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.

10.178*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Liu Yi Nuo and Shanghai Xinnuo Advertisement Co., Ltd.

10.179*	Equity Pledge Agreement, dated as of April 28 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.

10.180*	Shareholders’ Voting Rights Proxy Agreement, dated as of April 28, 2007, among Shanghai OOH Advertising Co., Ltd, Pan Ze Xin and Shanghai Xinnuo Advertisement Co., Ltd.

10.181*†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182	2010 Employee Share Option Plan.

10.183	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184	Restricted ADS Facility Letter, dated as of November [9], 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185	Purchase and Sale Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes and the purchasers named therein with regard to certain assets outside China.

Exhibit
Number	Description of Exhibits
10.186	Purchase and Sale Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes and the purchasers named therein with regard to certain assets inside China.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1	Consent of Conyers Dill & Pearman.

15.2	Consent of Global Law Office.

15.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

21.1	List of Subsidiaries.

*	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: June 29, 2010

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FOCUS MEDIA HOLDING LIMITED
We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As discussed in Note 2(t) to the consolidated financial statements, on January 1, 2009, the Group adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA CTD.
Shanghai, China
June 29, 2010

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2009
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Assets
Current assets:
Cash and cash equivalents	$142,434,073	$568,159,372
Investments	—	29,290,296
Accounts receivable, net of allowance for doubtful accounts of $4,395,022 and $33,596,096 in 2008 and 2009, respectively	135,270,359	172,752,473
Prepaid expenses and other current assets	15,142,147	29,451,741
Deposits paid for acquisition of subsidiaries	29,675,790	4,860,406
Amounts due from related parties	7,913,125	3,284,404
Rental deposits	10,089,633	29,639,716
Assets held for sale-current	467,045,566	—

Total current assets	807,570,693	837,438,408
Rental deposits	133,362	1,570,337
Equipment, net	6,292,294	77,661,147
Acquired intangible assets, net	77,712,847	51,777,215
Goodwill	30,699,525	410,368,691
Other long-term assets	10,736,177	14,627,502
Assets held for sale-non current	599,149,115	—

Total assets	$1,532,294,013	$1,393,443,300

Liabilities and equity
Current liabilities:
Accounts payable	$67,904,888	$53,340,007
Accrued expenses and other current liabilities	61,911,260	101,870,170
Income taxes payable	12,622,191	27,537,785
Amounts due to related parties	15,687,110	2,230,894
Liabilities held for sale-current	160,738,638	—
Deferred tax liabilities	—	12,077,282

Total current liabilities	318,864,087	197,056,138

Liabilities held for sale-non current	1,959,412	—
Deferred tax liabilities	11,580,681	5,435,178

Total liabilities	$332,404,180	$202,491,316

Commitments and contingencies (Note 16)

	December 31,
	2008	2009
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Equity
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2008 and 2009; 646,081,710 and 722,249,544 shares issued and outstanding in 2008 and 2009, respectively)	32,327	36,287
Additional paid-in capital	1,659,833,079	1,875,304,804
Subscription receivable	—	(3,081,726)
Retained earnings (deficit)	(533,969,347)	(747,226,391)
Accumulated other comprehensive income	71,887,984	64,090,691

Total Focus Media Holdings Limited shareholders’ equity	$1,197,784,043	$1,189,123,665
Noncontrolling interests	2,105,790	1,828,319

Total equity	$1,199,889,833	$1,190,951,984

Total liabilities and equity	$1,532,294,013	$1,393,443,300

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2007	2008	2009
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Net revenues:

Advertising service revenue	$409,113,436	$638,713,153	$504,734,936
Other revenues	1,114,384	3,621,880	300,535

Total net revenues	410,227,820	642,335,033	505,035,471

Cost of revenues:
Advertising service cost	183,667,144	345,511,045	338,843,490
Other costs	797,717	1,722,996	290,663

Total cost of revenues	184,464,861	347,234,041	339,134,153

Gross profit	225,762,959	295,100,992	165,901,318

Operating expenses:
General and administrative	45,641,232	90,193,964	120,190,943
Selling and marketing	60,708,275	95,399,913	107,183,854
Impairment loss	—	596,069,011	86,303,556
Other operating expenses (income), net	(7,645,203)	182,521,832	10,847,655

Total operating expenses	98,704,304	964,184,720	324,526,008

Income (loss) from operations	127,058,655	(669,083,728)	(158,624,690)
Interest income	9,632,614	7,528,380	5,260,910
Interest expense	(25,231)	—	—

Income (loss) from continuing operations before income taxes	136,666,038	(661,555,348)	(153,363,780)
Income taxes	8,325,705	26,784,730	9,854,972

Net income (loss) from continuing operations	128,340,333	(688,340,078)	(163,218,752)
Net income (loss) from discontinued operations, net of tax	16,789,586	(82,497,889)	(46,513,904)

Net income (loss)	145,129,919	(770,837,967)	(209,732,656)
Less: Net income (loss) attributable to noncontrolling interests	694,370	(150,441)	3,524,388

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$144,435,549	$(770,687,526)	$(213,257,044)

Income (loss) per share from continuing operations — basic	$0.22	$(1.07)	$(0.25)

Income (loss) per share from continuing operations — diluted	$0.21	$(1.07)	$(0.25)

Income (loss) per share from discontinued operations — basic	$0.03	$(0.13)	$(0.07)

Income (loss) per share from discontinued operations — diluted	$0.03	$(0.13)	$(0.07)

Income (loss) per share — basic	$0.24	$(1.20)	$(0.33)

Income (loss) per share — diluted	$0.24	$(1.20)	$(0.33)

Shares used in calculating basic income (loss) per share	590,387,396	643,989,522	651,654,345

Shares used in calculating diluted income (loss) per share	608,326,450	643,989,522	651,654,345

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In U.S. Dollars, except share and per share data, unless otherwise stated)

					Retained	Accumulated
		Ordinary	Additional		earning	other
		shares	paid-in	Subscription	(accumulated	comprehensive	Noncontrolling	Total	Comprehensive
	Ordinary shares	Amount	capital	receivables	deficit)	income	interests	equity	income (loss)
Balance at January 1, 2007	534,896,873	$26,745	$947,075,726	$—	$96,194,969	$7,446,551	$357,814	$1,051,101,805	$—

Issuance of ordinary shares upon follow-on offering on January 25, 2008, net of issuance cost of $672,289	15,000,000	750	114,869,653	—	—	—	—	114,870,403	—
Issuance of ordinary shares upon follow-on offering on November 7, 2008, net of issuance cost of $1,463,191	25,000,000	1,250	312,573,058	—	—	—	—	312,574,308	—
Issuance of ordinary shares in connection with acquisitions	57,299,699	2,865	166,047,247	—	—	—	—	166,050,112	—
Issuance of ordinary shares pursuant to share option plans	8,034,280	410	19,559,810	—	—	—	—	19,560,220	—
Adjustment upon adoption of ASC740-10	—	—	—	—	(3,912,339)	—	—	(3,912,339)	—
Share-based compensation expense	—	—	21,454,298	—	—	—	—	21,454,298	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	1,967,393		1,967,393	1,967,393
Cumulative translation adjustments	—	—	—	—	—	27,200,262	114,269	27,314,531	27,314,531
Capital injection from noncontrolling interest holders	—	—	—	—	—	—	136,914	136,914	—
Acquisition of subsidiaries with noncontrolling interest	—	—	—	—	—	—	609,881	609,881	—

Net income	—	—	—	—	144,435,549	—	694,370	145,129,919	145,129,919

Balance at December 31, 2007	640,230,852	$32,020	$1,581,579,792	—	$236,718,179	$36,614,206	$1,913,248	$1,856,857,445	$174,411,843

Issuance of ordinary shares in connection with acquisitions	9,718,588	486	72,426,852	—	—	—	—	72,427,338	—
Issuance of ordinary shares pursuant to share option plans	9,073,980	468	10,710,833	—	—	—	—	10,711,301	—
Stock repurchase	(12,941,710)	(647)	(47,499,564)	—	—	—	—	(47,500,211)	—
Share-based compensation expense	—	—	42,615,166	—	—	—	—	42,615,166	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(1,967,393)	—	(1,967,393)	(1,967,393)
Capital injection from noncontrolling interest holders	—	—	—	—	—	—	213,706	213,706	—
Cumulative translation adjustments	—	—	—	—	—	37,241,171	129,277	37,370,448	37,370,448
Net loss	—	—	—	—	(770,687,526)	—	(150,441)	(770,837,967)	(770,837,967)

Balance at December 31, 2008	646,081,710	$32,327	$1,659,833,079	—	$(533,969,347)	$71,887,984	$2,105,790	$1,199,889,833	$(735,434,912)

Issuance of ordinary shares pursuant to share option plans	4,196,295	210	5,155,541	$(3,081,726)	—	—	—	2,074,025	—
Issuance of ordinary shares	75,000,000	3,750	142,421,250	—	—	—	—	142,425,000	—
Share-based compensation expense	—	—	66,503,134	—	—	—	—	66,503,134	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	1,391,800	—	—	—	839,704	2,231,504	—
Disposal of subsidiaries	—	—	—	—	—	(782,940)	(4,647,028)	(5,429,968)	—
Cumulative translation adjustments	—	—	—	—	—	(7,014,353)	5,465	(7,008,888)	(7,008,888)

Net loss	—	—	—	—	(213,257,044)	—	3,524,388	(209,732,656)	(209,732,656)

Balance at December 31, 2009	725,278,005	$36,287	$1,875,304,804	$(3,081,726)	$(747,226,391)	$64,090,691	$1,828,319	$1,190,951,984	$(216,741,544)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2007	2008	2009
	(In U.S. dollars)
Operating activities:
Net income (loss)	145,129,919	(770,837,967)	(209,732,656)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expenses	3,655,448	15,767,332	29,076,504
Share-based compensation	21,454,298	42,615,166	66,503,134
Depreciation and amortization	44,197,504	71,852,826	62,728,660
Unrealized gain on available-for-sale securities	—	(408,387)	—
Loss from equity method investees	—	9,557	—
Loss on disposal of equity interest of subsidiaries and impairment of other long-lived assets	—	282,567,020	66,180,083
Loss on disposal of equipment	3,674,886	697,909	1,346,489
Impairment loss for goodwill	—	596,069,011	87,608,201
Impairment loss for acquired intangible assets	—	4,810,987	25,437,087
Impairment loss for equipment	—	18,562,323	40,318,817

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(92,171,199)	(124,577,341)	929,044
Inventories	(1,113,692)	126,858	202,090
Prepaid expenses and other current assets	(904,345)	(28,802,626)	(3,794,689)
Amounts due from related parties	(5,762,593)	(4,545,372)	6,405,746
Rental deposits	(22,231,398)	1,712,586	1,327,564
Accounts payable	11,670,114	45,099,316	23,202,611
Accrued expenses and other current liabilities	37,678,359	9,135,910	(23,325,332)
Amounts due to related parties	12,631,368	2,625,515	(13,356,596)
Income tax payable	10,033,244	15,462,823	(1,199,784)
Deferred taxes	(982,272)	(9,502,842)	866,257

Net cash provided by operating activities	$166,959,641	$168,440,604	$160,723,230

Investing activities:
Purchase of equipment and other long-term assets	$(59,450,942)	$(72,875,855)	$(10,654,598)
Cash of disposed subsidiaries	—	(11,693,755)	(27,315,949)
Acquisition of intangible assets	(105,049)	(1,766,633)	—
Purchase of subsidiaries and earn-out payment paid to acquire subsidiaries, net of cash acquired	(81,779,531)	(133,347,771)	(92,411,545)
Investment in a joint venture	—	(2,970,000)	—
Deposit (paid)/refunded to acquire subsidiaries	(83,367,278)	(14,270,053)	329,516
Proceeds from disposal of fixed assets	—	—	196,115
Cash paid for purchases of debt and equity securities	(88,177,967)	—	(29,257,303)
Cash received from sale of debt and equity securities	—	91,129,763	865,589
Issuance of loan receivable to CGEN	(30,000,000)	—	—

Net cash used in investing activities	$(342,880,767)	$(145,794,304)	$(158,248,175)

	For the years ended December 31,
	2007	2008	2009
	(In U.S. dollars)
Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs of $6,207,107, $2,135,480 and $nil in 2007, 2008 and 2009, respectively	$427,444,711	$—	$142,425,000
Proceeds from issuance of ordinary shares pursuant to share option plans	19,560,220	10,711,301	2,074,025
Proceeds from short-term loans	—	370,423	—
Repayment of short-term loans	(4,165,716)	(30,411,521)	—
Capital injection from minority shareholders	136,914	213,706	—
Share repurchase	—	(47,500,211)	—

Net cash provided by (used) in financing activities	$442,976,129	$(66,616,302)	$144,499,025

Effect of exchange rate changes	18,750,436	16,469,125	(1,730,212)

Net increase (decrease) in cash and cash equivalents	$285,805,439	$(27,500,877)	$145,243,868
Cash and cash equivalents, beginning of year	164,610,942	450,416,381	142,434,073
Add/(less): cash and cash equivalents in assets held-for-sale	—	(280,481,431)	280,481,431

Cash and cash equivalents, end of year	$450,416,381	$142,434,073	$568,159,372

Supplemental disclosure of cash flow information
Income taxes paid	$1,247,277	$23,712,147	$12,965,179

Interest paid	$13,897	$—	$—

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Acquisition of subsidiaries:
Value of ordinary shares issued	$166,047,247	$72,427,338	$—
Ordinary share consideration to be issued	$—	$—	$—
Accounts payable	$17,873,584	$60,501,181	$20,326,014
Liabilities recorded as a result of contingent consideration	$72,902,515	$13,510,310	$—
The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
1. Organization and Principal Activities
     Focus Media Holding Limited (“Focus Media Holding” or the “Company”) and all of its subsidiaries (collectively referred to as the “Group”) is mainly engaged in selling out-of home television advertising time slots on its network of flat-panel television advertising (“LCD”) displays located in high traffic areas and in-store network. The Group is also engaged in providing advertising services on poster frames, the Internet, on screens in movie theatres and on traditional outdoor billboards.
     The Group conducts substantially all of its operations through Focus Media Technology and its subsidiaries and Focus Media Advertisement Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries (“Focus Media Advertisement”). Focus Media Holding, through Focus Media Technology, has been assigned all voting rights by the direct and indirect owners of Focus Media Advertisement through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. In addition, Focus Media Holding, through Focus Media Technology, has the option to acquire the equity interests of Focus Media Advertisement for a purchase price equal to the registered capital of Focus Media Advertisement, or such higher price as required under PRC laws at the time of such purchase. Each of the shareholders of Focus Media Advertisement has agreed to pay Focus Media Holding any excess of the purchase price paid for such equity interests in, or assets of, Focus Media Advertisement over the registered capital of Focus Media Advertisement in the event that such option is exercised. Through these arrangements, Focus Media Holding is deemed the primary beneficiary of Focus Media Advertisement. As a result, Focus Media Holding has consolidated Focus Media Advertisement for all periods presented.
     On December 22, 2008, the Company announced that it entered into a definitive agreement with SINA Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s LCD display network, poster frame network and certain in-store network (the “disposal group”). The disposal group was recorded as an asset group held-for-sale for the year ended December 31, 2008, and were not depreciated or amortized nor were they subject to the same impairment analysis as assets held and used in continuing operations. On September 28, 2009, the Company and SINA jointly reached a decision not to extend the deadline of the agreement announced on December 22, 2008. As such, the disposal group was reclassified as assets to be held and used thereafter. The results of the disposal group have been classified as continuing operations for the periods presented.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
(c) Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Assets-held-for-sale included cash and cash equivalents of $280,481,431 and $nil as of December 31, 2008 and 2009.
(d) Use of Estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Actual results could differ from such estimates .Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives of long-lived assets, assumptions utilized in computing agency rebates, the impairment of long-lived assets and goodwill, the recognition and measurement of current and deferred income tax assets, and the valuation and recognition of share-based compensation. The actual results experienced by the Group may differ from management’s estimates.
(e) Investments
     The Group enters into asset management agreements to invest in debt and equity securities with commercial banks from time to time. Certain assets management agreements have a definite investment period. When the Group has both the positive intent and ability to hold these debt investments to maturity, it classifies them as held-to-maturity and records them at amortized costs. All held-to-maturity investments have remaining maturities less than one year.
     Certain asset management agreements may not have a definite investment period. The Group classifies these investments in debt and equity securities as available-for-sale securities, which are stated at fair market value with unrealized gains and losses recorded in accumulated other comprehensive income. All available-for-sale debt and equity investments have remaining maturities less than one year. The Group routinely reviews available-for-sale and held-to-maturity investments for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the investments are written down to fair value.
(f) Investment in equity affiliates
     Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
(g) Equipment, Net
     Equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Media display equipment	5 years
Computers and office equipment	5 years
Vehicles	5 years
Leasehold improvements	lesser of the term of the lease or the estimated useful lives of the assets
Gains and losses from the disposal of property and equipment are included in income from operations.
(h) Acquired Intangible Assets, net
     Acquired intangible assets, which consist of operation and broadcasting rights, lease agreements, customer bases, customer backlogs, trademarks, non-compete agreements, and acquired technology are valued at cost less accumulated amortization. Amortization of acquired intangible assets (except for certain customer bases) is calculated using the straight-line method over their expected useful lives of 1 to 10 years. Amortization of certain customer bases are calculated using an accelerated method over the expected useful lives of the underlying customers.
(i) Impairment of Long-Lived Assets
     The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
(j) Impairment of Goodwill
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
     The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home television advertising networks, the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks and the sale of advertising services through internet network. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.
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
     The Group enters into franchise arrangements with a number of third party franchisors. Revenue from initial franchise fees was recognized when the franchise sale transaction was completed, that is, when all material services or conditions relating to the sale had been substantially performed or satisfied by the franchisor.
     Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
(l) Operating Leases
     Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(m) Advertising Costs
     The Group expenses advertising costs as incurred. Total advertising expenses were $1,086,739, $1,031,292 and $559,612 for the years ended December 31, 2007, 2008, and 2009, respectively, and have been included in general and administrative expenses.
(n) Foreign Currency Translation
     The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the transactions date. Transaction gains and losses are recognized in other operating income (expenses), net. The financial records of the Group’s subsidiaries and its VIES are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of equity and comprehensive income (loss).
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
     The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such position, the amount of benefit the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position.
(p) Comprehensive Income (Loss)
     Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains (losses) on investments classified as available-for-sale. Comprehensive income is reported in the consolidated statements of changes in equity and comprehensive income (loss).
(q) Fair Value of Financial Instruments
     The Group adopted ASC 820-10 “Fair Value Measurement and Disclosure —Overall” (previously Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”) on January 1, 2008 for all financial assets and liabilities that under other accounting pronouncements require or permit fair value measurements and non financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820-10 defines fair value, established a framework for measuring fair value, and expands disclosure about

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
fair value measurements. The Group’s adoption of ASC 820 on non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis was deferred till January 1, 2009, as permitted by ASC 820.
     ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers and it considers assumptions that market participants would use when pricing the asset or liability.
     The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:
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
     The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2009. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, deposits paid for acquisition of subsidiaries, amount due from and due to related parties, rental deposits and accounts payable approximates their carrying value as of December 31, 2008 and 2009 due to their short-term nature. The Group does not use derivative instruments to manage risks.
(r) Share-based Compensation
     The Company’s share-based compensation with employees, such as restricted shares and share options, is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.
     The Group’s total share-based compensation expense for the years ended December 31, 2007, 2008 and 2009 was $21,454,298, $42,615,166 and $66,503,134, respectively.
     The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2007	2008	2009
Cost of sales	$980,488	$1,469,847	$1,504,092
General and administrative	11,307,664	24,510,009	43,839,566
Selling and marketing	9,166,146	16,635,310	21,159,476

Total	$21,454,298	$42,615,166	$66,503,134

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
(s) Income (loss) per Share
Basic income (loss) per share is computed by dividing income attributable to Focus Media Holdings Limited shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and unvested shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on income per share and, accordingly, are excluded from the calculation. Common equivalent shares are also excluded from the calculation in loss periods as their effects would be anti-dilutive.
(t) Non-controlling interest
On January 1, 2009, the Group adopted FASB Accounting Standards Codification (“ASC”) 810-10-65, “Consolidations —Overall —Transition and Open Effective Date Information” (previously SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). This accounting standard defines a noncontrolling interest in a subsidiary as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent and requires a noncontrolling interest to be presented as a separate component of equity in the consolidated balance sheet. This standard also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interest. As a result of the adoption of this standard, the Group retroactively (1) reclassified $2,105,790 of minority interest to noncontrolling interest, a component of equity, in the consolidated balance sheets as of December 31, 2008, and (2) presented $694,370 and $(150,441) of minority interests, previously deducted from (added to) net income for the years ended December 31, 2007 and 2008, respectively, as an adjustment to net income to arrive at net income attributable to Focus Media shareholders in the consolidated statements of operations. As of December 31, 2009, the majority of the Group’s noncontrolling interest is attributable to ShiJiaZhuang Focus Media HuiHuang Business Advertisement Co., Ltd. and Advantage Way Limited, which are under the LCD display segment and Internet segment, respectively.
The following schedule shows the effects of changes in Focus Media’s ownership interest in its subsidiaries on equity attributable to Focus Media:

	For the years ended December 31,
	2007	2008	2009
Net income (loss) attributable to Focus Media	$144,435,549	$(770,687,526)	$(213,257,044)

Transfers (to) from the non-controlling interest:

Increase in Focus Media’s additional paid-in capital due to partial disposal subsidiaries	—	—	1,391,800

Net transfers (to) from non-controlling interest	—	—	1,391,800

Change from net income attributable to Focus Media and transfers (to) from noncontrolling interest	$144,435,549	$(770,687,526)	$(211,865,244)

(u) Government grants
     Unrestricted government subsidies from local governmental agencies, which allow the Group full discretion in utilizing the funds, were $5,276,456, $13,864,411 and $14,024,545 for the years ended December 31, 2007, 2008 and 2009, respectively, and was recorded as other operating income in the consolidated statements of operations.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
(v) Recently Issued Accounting Standards
In June 2009, the FASB issued ASC 810-10, “Consolidation —Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Group does not expect any material impact on its consolidated financial position, results of operations or cash flows.
     In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value”, to provide guidance on measuring the fair value of liabilities under ASC 820, “Fair Value Measurements and Disclosures.” The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use a valuation technique that uses a quoted price or another valuation technique consistent with the principles of ASC 820 (e.g., a market approach or an income approach). The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. The Group does not expect the adoption of ASU 2009-05 to have a material impact on the Group’s consolidated financial statements.
     In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets”, which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Group does not expect the adoption of ASU 2009-16 to have a material impact on the Group’s consolidated financial statements.
     In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Group does not expect that the adoption of ASU 2009-17 will have a material impact on its consolidated financial position, results of operations or cash flows.
     In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurement” ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The Group does not expect the adoption of ASU 2010-06 to have a material impact on the Group’s consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
3. Acquisitions
2008 acquisitions:
     In January 2008, the Group acquired CGEN Digital Media Company, Limited (“CGEN”), which was the Group’s largest competitor in the in-store advertising market place. The purchase price included cash of $168,437,500, all of which was paid in 2008, and assumed net liabilities of $14,231,857. In addition, additional purchase consideration was contingent based on the achievement of certain earnings targets. The Group had made a loan of $30,000,000 to finance CGEN’s working capital prior to the closure of the acquisition. Subsequent to acquisition, the amount was eliminated upon consolidation.
     The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

		Amortization
	Value	Period
Net liabilities acquired	$(19,595,660)
Intangible assets
Lease agreements	13,475,000	10 years
Customer base	10,106,250	7 years
Contract backlog	336,875	1 years
Trademark	8,421,875	N/A
Acquired technology	10,106,250	6 years
Goodwill	145,586,910

Total	$168,437,500

     The goodwill was assigned to the in-store advertising segment. The amount of goodwill resulted from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition.
     On December 10, 2008, the Group announced restructuring of its in-store advertising segment, the disposal of CGEN and the termination of the CGEN acquisition agreement. As a result, the Group recognized a loss on disposal of CGEN of $190,466,256 (see Note 4).
     The Group acquired six entities in the poster-frame advertising business for cash consideration of $1,177,830 as of December 31, 2008. The Group recognized acquired intangible assets of $7,893,659 and recognized goodwill of $449,100, which was assigned to the poster frame advertising services segment. In addition there is contingent consideration based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets, which will be paid when the contingency is resolved. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group had recorded a liability of $7,396,190, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired two entities which provide internet advertising service for nil cash consideration as of December 31, 2008. The Group recognized acquired intangible assets of $724,140. Part of the cash consideration is contingent and is based on earnings targets for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group had recorded a liability of $712,097, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition. In 2009 through a series of transactions, the Group sold their equity interest in these two entities back to their original owners.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
2009 acquisitions:
     The Group did not make any significant acquisitions in 2009. The Group made aggregate cash payment of $92,411,545 during the year as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries in the current year, as well as resolved contingent considerations for prior year acquisitions The Group recorded additional goodwill for resolved contingent consideration of $81,847,808 during the year ended December 31,2009.
4. Disposition
2008 Disposition
     On December 10, 2008, the Group announced the restructuring of its in-store advertising business, the disposal of CGEN and the termination of the CGEN share purchase agreement. The Group sold all of CGEN’s assets and liabilities to a third party, with the exception of its in-store monitors. The Group’s retention of the monitors was for future similar use and the Group concluded that such use constituted migration of revenue and continuing involvement. As such, the results of CGEN’s operations have been classified as a component of continuing operations. The Group recognized a loss on the disposal of $190,466,256.
     Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It was reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It was also reported that the MII, together with other national authorities, was drafting new regulations governing the short messaging business, and that the new regulations were expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user. As a result of such regulatory changes and other market changes, the Group announced the termination of its mobile handset advertising services segment resulting in a significant reduction in its scale. Substantially all of the acquired subsidiaries in the mobile handset advertising services segment were sold back to their original owners. In December 2008, the Group further announced the disposal of its remaining mobile handset advertising services segment. The mobile handset advertising services segment was considered a component of the Group and the restructuring and subsequent disposal of such component has been classified as a component of discontinued operations in the consolidated statements of operations. The results of discontinued operations include net revenues and pretax losses of $12,317,668 and $99,730,777, respectively, related to the disposal of the mobile handset advertising services segment for the year ended December 31, 2008. The Group’s loss on the disposal was $92,100,764.
     In December 2008, the Group announced its intention to sell to SINA Corporation the disposal group. According to the definitive share purchase agreement entered into between the Group and SINA, SINA would issue 47 million of its ordinary shares as consideration for the purchase. The transaction was subject to the Anti-trust Law approval by the Ministry of Finance of the PRC, the expected timing of which was unknown.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     Assets and liabilities of the disposal group classified as held-for-sale at December 31, 2008 were comprised of the following:

December 31, 2008
Cash and cash equivalents	$280,481,431
Available for sale investments	745,421
Accounts receivable, net	143,582,195
Prepaid expenses and other current assets	13,928,477
Deposits paid for acquisition of subsidiaries	8,182,540
Amounts due from related parties	1,811,144
Rental deposits	18,314,358

TOTAL CURRENT ASSETS	467,045,566
Rental deposits	4,700,653
Equipment, net	112,596,540
Intangible assets, net	43,344,576
Goodwill	402,742,394
Other long-term assets	35,764,952

TOTAL ASSETS	$1,066,194,681

Accounts payable	$(16,621,278)
Accrued expenses and other current liabilities	(120,201,129)
Income taxes payable	(4,607,749)
Deferred tax liabilities	(19,308,482)

TOTAL CURRENT LIABILITIES	(160,738,638)
Deferred tax liabilities	(1,959,412)

TOTAL LIABILITIES	$(162,698,050)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
2009 Disposition
     In 2009, the Group aborted a contemplated initial public offering for its internet advertising segment due to the economic recession in late 2008. As a result, between August and December 2009, the Group disposed of six underperforming subsidiaries in that segment through a series of individual transactions with their respective original owners. Each of the subsidiaries was considered a component of the Group and their results have been included in discontinued operations in the consolidated statements of operations. The results of discontinued operations include net revenues and pretax losses of $127,611,538 and $45,384,077, respectively, related to these subsidiaries. The Group recorded a loss on disposal of $44,054,471.
     In 2009, the Group also disposed of five underperforming subsidiaries engaged in poster frame, LCD display and traditional outdoor billboard advertising services segments, none of which were considered a component of the Group. As such, all results of operations were included in operating activities for all periods presented. The Group recorded a loss on disposal of $7,411,454.
5. Fair Value Measurement
The Group did not have any assets or liabilities measured at fair value on a recurring basis subsequent initial recognition as of December 31, 2008 and 2009 respectively. The Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2009.
The fair value measurements for acquired intangible assets and goodwill are classified as Level 3 measurements. Determining the appropriate fair value model and calculating the fair value of these instruments require the input of significant estimates and assumptions, some of which are unobservable. The estimates and assumptions include business assumptions, terminal value, discount rate, and tax amortization benefit.
6. Accounts Receivable, Net
     Accounts receivable, net of allowance for doubtful accounts of $4,395,022 and $33,596,096 for the years ended December 31, 2008 and 2009, respectively, consists of following:

	December 31,
	2008	2009
Billed receivable	$103,410,041	$120,340,073
Unbilled receivable	31,860,318	52,412,400

Total	$135,270,359	$172,752,473

     Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.
     An analysis of allowance for doubtful accounts for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009
Balance at beginning of year	$5,310,835	$4,395,022
Bad debt expenses	15,767,332	29,076,504
Recoveries and (write-offs), net	(7,065,679)	(6,067,086)
Reclassified to assets held-for-sale	(9,617,466)	—
Reclassified from assets held-for-sale	—	9,617,466
Disposition of subsidiaries	—	(3,425,810)
Others	—	—

Balance at end of year	$4,395,022	$33,596,096

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
7. Equipment, Net
     Equipment, net consists of the following:

	December 31,
	2008	2009
Media display equipment	$6,889,401	$165,254,415
Computers and office equipment	4,196,246	9,887,787
Leasehold improvements	231,954	1,558,213
Vehicles	635,528	974,293

Total	11,953,129	177,674,708
Less: accumulated depreciation and amortization	(5,843,000)	(100,013,561)

Subtotal	6,110,129	77,661,147
Assembly in progress	182,165	—

Total	$6,292,294	$77,661,147

     Depreciation expense for the years ended December 31, 2008 and 2009 was $31,241,513 and $35,004,622, respectively.
     In fourth quarter of 2008, the Group determined that a substantial portion of equipment for the LCD display segment may not be effectively utilized in the future due to the decision to halt network expansion plans due to the unfavorable economic environment. As a result, the Group recorded an $18,562,323 impairment loss for the year ended December 31, 2008.
     In 2009, the Group determined that it would cease expansion of its digital poster frame networks and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of its boat-based advertising platform on the Huangpu River. The Group recorded an aggregate impairment loss of $40,318,817 of related equipment for the year ended December 31, 2009.
8. Acquired Intangible Assets, Net
     As of December 31, 2008 and 2009, acquired intangible assets, net was comprised of the following:

	December 31,
	2008	2009
Cost:
Operation & broadcasting rights	$—	$11,115,667
Lease agreements	34,686,741	51,712,154
Customer base	34,612,676	24,730,269
Trademark	11,992,070	9,608,110
Acquired technology	14,600,562	1,130,605
Others	12,182,490	11,421,391

Total	108,074,539	109,718,196

Accumulated amortization:
Operation & broadcasting rights	—	(3,552,675)
Lease agreements	(9,724,796)	(31,854,695)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)

	December 31,
	2008	2009
Customer base	(10,859,434)	(12,708,565)
Trademark	—	(1,110,834)
Acquired technology	(4,303,411)	(602,990)
Others	(5,474,051)	(8,111,222)

Total	(30,361,692)	(57,940,981)

Intangible assets, net:	$77,712,847	$51,777,215

     The Group recorded amortization expense as follows:

	For the years ended December 31,
	2007	2008	2009
Cost of revenues	$16,113,970	$26,419,547	$18,628,185
Selling and marketing	8,639,094	13,669,067	8,650,559

Total	$24,753,064	$40,088,614	$27,278,744

     For the year ended December 31, 2008, the Group recorded an impairment loss on its intangible assets in the amount of $4,810,987 associated with the Target Media brand due to management’s decision to accelerate phasing out the brand from the Group’s LCD display segment. As a result of termination of the mobile handset advertising services, the Group wrote off $14,604,566 of remaining intangible assets which has been classified within the loss on disposal. Upon the disposal of CGEN, the Group wrote off $39,457,262 of intangible assets.
     In 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the Group determined to cease the operation of its boat-based advertising platform on the Huangpu River. Accordingly, the Group recorded an impairment loss of $3,168,472 to write off the associated operating and broadcasting rights of its LCD display segment. In addition, a $22,268,615 impairment loss was recorded for the acquired intangible assets for certain subsidiaries in internet advertising segment that were underperforming. The impaired intangible assets primarily consisted of technology, lease agreements, customer base and trademark. The valuation of technology, lease agreements, and customer base was developed through the application of a form of income approach, known as the excess earnings method. The first step in applying the excess earnings method was to estimate the future debt-free net income attributable to the intangible asset. The resulting debt-free net income was then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. These assets include fixed assets, working capital and other intangible assets. The valuation of the trademark was based on the relief from royalty method whereby an asset is valued based upon the after-tax cash flow savings accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty, would have been paid for use of the asset that can be attributed to the asset. The value of the asset depends on the present worth of future after-tax royalties attributable to the asset to their present worth at market-derived rates of return appropriate for the risks of that particular asset.
     Total impairment loss recorded for the year ended December 31, 2009 amounted to $25,437,087.
     The Group expects to record amortization expense of $17,084,514, $12,544,500, $6,719,309, $3,336,761, and $1,528,937 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.
9. Goodwill
     The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2009 are as follows:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)

						Movie theater
			Poster	Mobile		& traditional
	LCD display		frame	handset	Internet	outdoor
	network	In-store network	network	advertising	advertising	billboards	Total
Balance as of January 1, 2008	$396,428,510	$—	$337,320,124	$43,003,566	$166,646,082	$—	$943,398,282
Goodwill acquired during the year	—	127,752,752	449,100	—	—	—	128,201,852
Goodwill recorded as a result of contingent consideration resolved	4,901,109		38,971,908	1,122,670	76,595,733	—	121,591,420
Modification of original purchase price allocation		17,834,158	—	—	5,897,710	857,390	24,589,258
Goodwill impairment			(376,771,621)		(218,440,000)	(857,390)	(596,069,011)

Disposal of subsidiaries		(145,586,910)	—	(44,126,236)	—	—	(189,713,146)
Reclassified to assets held for sale	(402,742,395)		—	—	—	—	(402,742,395)
Translation adjustments	1,412,776		30,489	—	—	—	1,443,265

Balance as of December 31, 2008	$—	$—	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	—	30,396,719	—	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	—	—	193,266	—	193,266
Goodwill impairment	—	—	(30,396,719)	—	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	—	—	402,742,395
Disposal of subsidiaries	—	—	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	—	—	260,212

Balance as of December 31, 2009	$406,096,193	—	$—	$—	$4,272,498	$—	$410,368,691

The gross amount and accumulated impairment losses by segment as of December 31, 2007, 2008 and 2009 are as follows:

						Movie theater
						& traditional
	LCD display	In-store	Poster frame	Mobile handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Goodwill, gross	$396,428,510	$—	337,320,124	$43,003,566	$166,646,082	$—	$943,398,282
Accumulated impairment losses	—	—	—	—	—	—	—

Balance as of December 31., 2007	$396,428,510	$—	337,320,124	$43,003,566	$166,646,082	$—	$943,398,282

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)

						Movie theater
						& traditional
	LCD display	In-store	Poster frame	Mobile handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Goodwill, gross	$—	$—	—	$—	$249,139,525	$—	$249,139,525
Accumulated impairment losses	—	—	—	—	(218,440,000)	—	(218,440,000)

Balance as of December 31, 2008	$—	$—	—	$—	$30,699,525	$—	$30,699,525

						Movie theater
			Poster			& traditional
	LCD display	In-store	frame	Mobile handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Goodwill, gross	$551,683,103	$—	—	$—	$4,272,498	$—	$555,955,601
Accumulated impairment losses	(145,586,910)	—	—	—		—	(145,586,910)

Balance as of December 31, 2009	$406,096,193	$—	—	—	$4,272,498	$—	$410,368,691

     Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired. As a result of impairment tests, the Group recorded a goodwill impairment loss of $596,069,011 and $87,608,201 for the years ended on December 31, 2008 and 2009, respectively.
Goodwill impairment in 2008
     In December 10, 2008, the Group announced termination of CGEN share purchase agreement and disposal of part of the CGEN business and its associated assets and liabilities. As a result, upon disposal, the Group wrote off the full outstanding balance of goodwill arising from the CGEN acquisition in the amount of $145,586,910.
     In the fourth quarter of 2008, the Group began to face mounting uncertainties about the future demand for its services by major advertisers. Such uncertainty and worsening macro economic situation prompted the Group to undertake an impairment test for each reporting units using income approach valuation methods. The impairment test resulted in a goodwill impairment loss of $376,771,621 for the poster frame reporting unit, $218,440,000 for the Internet advertising service reporting unit and $857,390 for the movie theatre and traditional billboard advertising services reporting unit, as the valuation analysis indicated that the fair value of the reporting units were less than the carrying value. The results of the first step of our annual impairment test indicated that the fair value of our LCD display reporting unit substantially exceeded its carry amount and therefore, the reporting unit was not subject to the second step of the impairment test.
     On March 2008, as a result of uncertainty in the mobile handset advertising industry in PRC, there was a triggering event which required the Group to reevaluate the carrying value of the goodwill and assets of the mobile handset advertising segment. The Group undertook a business restructuring in April 2008 to amend their strategic business plans and in December 2008, the Group announced the complete termination of the mobile handset advertising business. The Group wrote off the remaining goodwill balance of $44,126,236, which was classified within loss from discontinued operations for 2008.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
Goodwill impairment in 2009
     On September 28, 2009, the Company and SINA jointly decided to abort the proposed acquisition announced on December 22, 2008. As such, the disposal group classified as held-for-sale as of December 31, 2008 were reclassified as assets to be held and used. At the time of reclassification, the assets were required to be measured at the lower of (1) their carrying amount before they were classified as held-for-sale, adjusted for any depreciation or amortization that would have been recognized had the assets been continuously classified as held and used or (2) their fair value at the date of reclassification. Certain of the reclassified assets had a fair value lower than their carrying value, which the Group believed was a goodwill impairment indicator. Accordingly, the Group performed an impairment test using the income approach valuation method on the two segments subjected to reclassification, LCD display and poster frame, which were also deemed as reporting units for the purpose of goodwill impairment test. The tests resulted in an impairment of $16,369,331 representing all of the poster frame reporting unit’s remaining goodwill. This goodwill was the result of the settlement of contingent consideration while the associated reporting unit was classified as held-for-sale. The LCD display network passed the first step of impairment with fair value exceeding the carrying amount by a substantial margin and therefore, incurred no impairment loss.
     In the fourth quarter of 2009, the Group paid further contingent consideration of $14,027,388 related to the poster frame reporting unit. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2010, the most recent impairment analysis date. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
     The annual impairment test for the LCD display reporting unit at December 31, 2009 did not result in additional goodwill impairment as there had been no material changes in the fair value of this unit subsequent to the date of the last impairment test on September 28, 2009.
     In August 2009, the Group started to negotiate with the ex-shareholders of various subsidiaries within the internet advertising reporting unit to sell back part of the equity interests held by the Group in those entities, in exchange for the reduction of future earn-out payments stated in the original purchase agreements. These transactions were considered a triggering event for performing an impairment test for the internet advertising division, which was the reporting unit for the purpose of the goodwill impairment test. As a result of the test, the Group recorded a goodwill impairment of $23,961,974. Subsequently, the Group disposed of these subsidiaries, which resulted in derecognition of goodwill amounting to $18,867,217. This amount has been classified within the loss from discontinued operations in the consolidated statements of operations.
     As of December 31, 2009, the internet advertising reporting unit has a goodwill balance of $4,272,498. The Group performed its annual impairment test at the end of the year, which indicated that the fair value exceeded the carrying amount by a significant margin and, therefore, no further goodwill impairment was recognized.
     The Group settled contingent purchase consideration of $33,249,508 associated with the movie theatre and traditional outdoor billboard reporting unit, respectively, during the year ended December 31, 2009. These amounts were recorded as additional goodwill and were immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to December 31, 2008, the most recent impairment analysis date, which was still lower than the carrying amount of the reporting unit on December 31, 2009. The balance of goodwill for the movie theatre and traditional outdoor billboard reporting unit remained at zero at December 31, 2009.
     The Group applied the income approach to estimate the fair value of its reporting units for goodwill impairment tests. The key assumptions used in this approach, which requires significant management judgment, include business assumptions, growth rate, terminal value, discount rate, and tax amortization benefit.
10. Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)

	December 31,
	2008	2009
Accrued sales commissions	$2,994,203	$16,297,023
Other accrued expenses	3,191,340	3,297,180
Other taxes payable	9,165,972	16,514,074
Advance from customers	9,892,844	27,807,586
Accrued employee payroll and welfare	6,248,358	6,047,975
Payables related to acquisitions	21,343,231	20,326,014
Withholding individual PRC income tax	—	1,115,360
Accrual for litigation (see Note 17)	7,562,633	5,500,000
Others	1,512,679	4,964,958

Total	$61,911,260	$101,870,170

11. Other operating (income) expenses, net
     Other operating (income) expenses, net consists the following:

	For the years ended December 31,
	2007	2008	2009
Loss on disposal of subsidiaries	$—	$192,529,635	$7,411,454
Government subsidy income	(5,276,456)	(13,864,411)	(14,024,545)
Loss on disposal of equipment	—	2,302,294	—
Impairment of other long lived assets	—	—	14,714,157
Penalty for termination of contract	—	—	1,872,155
Other income	(3,550,451)	(5,594,049)	(5,199,764)
Other expenses	1,181,704	7,148,363	6,074,198

Total	$(7,645,203)	$182,521,832	$10,847,655

12. Share-based Compensation
Share-based Compensation Plans for the Group
     In October 2006, the Group adopted the 2006 Employee Share Option Plan (“2006 Plan”), under which the Group may issue no more than 3.6% of issued ordinary shares for grant of options. In November 2007, the Group’s 2007 Employee Share Option Scheme (“2007 Plan”) was authorized, under which the Group is authorized to grant options or share appreciation rights or restricted shares to purchase up to 5% of the Group’s issued and outstanding ordinary shares from time to time in the three years following the date of enactment of 2007 Plan.
     In 2007 and 2008, options to purchase 10,892,685 and 26,529,625 ordinary shares were authorized and granted under the option plans, respectively. Of the 26,592,625 options granted in 2008, 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008 (“2008 Replacement”). This was accounted for as a modification with no incremental compensation cost as the fair value of the options immediately before modification was higher than the fair value of the modified options.
     On September 22, 2009, as a result of recent performance evaluations, 1,776,300 of the 2008 Replacement options were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 of the 2008 Replacement options, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.
     Under the terms of each plan, options are generally granted at prices at the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2007, 2008 and 2009, 39,890,055, 32,840,540 and 15,642,620 options and nil, nil and 36,448,980 restricted shares, respectively, were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees:	2007	2008	2009
Risk-free rate of return	4.02% - 4.68%	1.59%-3.2%	0.87%
Weighted average expected option life	2 years	2.5 to 4 years	2.5 years
Volatility rate	50.61%-53.05%	53%-68.88%	88.32%
Dividend yield	0%	0%	0%
     The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The weighted average fair value of share options for the years ended December 31, 2007 and 2008 was $3.56 and $1.85 respectively and the weighted average fair value of restricted shares granted for the year ended December 31, 2009 was $2.24.
     A summary of the share option activities for the year ended December 31, 2009 is as follows, with the option modification reflected as a cancellation:

			Remaining
			weighted
	Weighted	Weighted	average	Aggregate
	Number	average	contract term	intrinsic
	of shares	exercise price	(in years)	value

Options outstanding at January 1, 2009	32,840,540	$3.43
Granted	—
Forfeited	(3,674,476)	$2.44
Exercised	(4,196,295)	$1.46
Cancelled	(9,327,149)	$2.44
Options outstanding at December 31,2009	15,642,620	$4.75	6.46	$3,372,651
Options exercisable at December 31, 2009	15,528,731	$4.73	6.45	$3,372,651
Options vested or expected to vest at December 31, 2009	15,642,620	$4.75	6.46	$3,372,651
     A summary of the restricted share activities for the year ended December 31, 2009 is as follows:

	Weighted	Weighted
	Number	Average
	of shares	Fair value
Restricted shares unvested at January 1, 2009	—	$—
Granted	36,485,980	$2.24
Forfeited	(37,000)	$2.19

Restricted shares unvested at December 31,2009	36,448,980	$2.24

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     There were no restricted shares that vested during the year ended December 31, 2009.
     The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, $57,084,953 and $26,151,593 and $4,086,489, respectively.
     As of December 31, 2009, there was $71,377,092 in total unrecognized compensation expense related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.78 years.
Private equity placement with JJ Media Investment Holding
     On September 23, 2009, the Company entered into a definitive agreement for a private equity placement of 75 million of its ordinary shares with JJ Media Investment Holding, a British Virgin Island company controlled by Jiang Nan Chun, the Group’s Chief Executive Officer and Chairman, for a purchase price of $1.899 per share, representing the average closing price of the shares during the twenty consecutive trading days preceding the signing of the definitive agreement. On November 18, 2009, the private equity placement was consummated and the Company received gross proceeds of $142,425,500. The shares issued to JJ Media Investment Holding are subject to a six month lock-up and have customary registration rights pursuant to a registration rights agreement entered into between the Company and JJ Media Investment Holding. This transaction resulted in share based compensation expense of $4.0 million, which represents the excess of the fair value of the Company’s shares over the purchase price. The fair value of the Company’s shares reflects the Company’s closing share price on the trading day immediately preceding the signing date of the definitive agreement.
Stock-based Compensation Plan for Internet Advertising Services Segment
     On September 19, 2008, the Group’s internet advertising services segment (“Internet”), in contemplation of an initial public offering, adopted the 2008 employee share option plan (the “Internet 2008 Plan”), which allows Internet to offer a variety of incentive awards to directors, consultants, advisors or any members of Internet. Internet granted 13,320,810 share options to employees on September 19, 2008. Under the terms of the Internet 2008 Plan, options are generally granted at exercise prices not less than 100% of the fair market value, as determined by the Board of Directors, generally expire 10 years from the date of grant and vest over three years.
     The fair value of the ordinary shares underlying the options and restricted shares for Internet was using the guideline companies’ approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends, to derive the total equity value. The fair value of options granted during the year ended December 31, 2008 were estimated on the grant date using the Black-Scholes option pricing model, using the following weighted average assumptions:

Options granted to employees	2008
Risk-free rate of return	5.14%
Weighted average expected option life	6.1 years
Volatility rate	50%
Dividend yield	0%
     Expected volatility is based on the standard deviation of similar companies’ historical daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.
     In 2009, the aforesaid initial public offering was aborted due to the economic recession in late 2008 and the Internet 2008 Plan was terminated and cancelled.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
A summary of the share option activity during the periods presented is as follows:

		Weighted
		average
		Exercise
	Shares	Price

Options outstanding at January 1, 2009	13,320,810	$4.28
Granted	—	—
Exercised	—	—
Cancelled	(13,320,810)	$4.28
Outstanding at December 31, 2009	—	$—
     The Group recorded share-based compensation expense with respect to the Internet 2008 Plan of $2,550,421 and $27,827,331 for the years ended December 31, 2008 and 2009, respectively, including compensation expense of $18,700,687 that was recognized immediately upon cancellation of the awards. With the termination of Internet 2008 Plan, there was no unrecognized compensation cost as of December 31, 2009.
13. Income Taxes
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
     On January 1, 2008, a new EIT law (“New Law”) in China took effect. The New Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New Law and which were entitled to a preferential tax treatment under the PRC Income Tax Laws, such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state (“HNTE”) under the New Law will be entitled to a 15% preferential EIT rate.
     Most of the Company’s subsidiaries and VIEs transitioned from 33% to 25%, effective January 1, 2008. Those that enjoyed a lower tax rate of 15% as high-tech companies under the PRC Income Tax Laws will transition to the uniform tax rate of 25% from 2008 unless they obtain the HNTE status under the New Law. The Group has thus generally applied the 25% rate in calculating its deferred tax balances. Subsidiaries and VIEs with temporary differences reversing during the holiday period have used the reduced rates in calculating their deferred tax balance.
     Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. and Beijing Kong Zhong Hui Ke Technology Co., Ltd., qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoys a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. New Allyes Information is subject to the transitional rule provided under Circular 39, while Allyes Information Technology (Shanghai) Co., Ltd. has been granted HNTE status under the New Law and enjoys a rate of 0% for 2008 and 2009 and will enjoy a 50% reduction off the tax rate from 2010 through 2012.
     The Group adopted the provisions of ASC 740-10, “Income Taxes” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109”) effective January 1, 2007 and estimated the cumulative effect on adoption to be a reduction of consolidated retained earnings as of January 1, 2007 of $3,912,339, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The Group has elected to classify interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest as of adoption and December 31, 2008 and 2009 are immaterial. The Group decreased its liabilities for unrecognized tax benefits by $3,080,251 and $592,525 in connection with effective settlement of prior-year tax uncertainties during the years ended December 31, 2008 and 2009, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. The Group has elected to classify interest and penalties relating to income tax matters within income tax expense.

Balance at January 1, 2009	$555,769
Transfer from liabilities held for sale	4,723,905
Settlements	(592,525)
Disposition of subsidiaries	(342,250)
Translation adjustment	167,054

Balance at December 31, 2009	$4,511,953

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
Composition of income tax expense
     All of the Group’s income subject to income tax is generated within the PRC. The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2007	2008	2009
Current income tax expense	$9,170,173	$37,959,329	$9,365,324
Deferred income tax expense (benefit)	(844,468)	(11,174,599)	489,648

Income tax expense	$8,325,705	$26,784,730	$9,854,972

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     A reconciliation of the differences between statutory tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2007	2008	2009
Statutory rate	33.00%	25.00%	25.00%
Effect of different tax rate of group entities operation in other jurisdiction	5.96%	(2.15%)	(9.43%)
Effect of different tax rate applicable to the subsidiaries and VIEs	(0.36%)	0.71%	2.80%
Effect of tax holiday	(38.61%)	2.52%	1.38%
Effect of non-deductible expenses	2.72%	(31.19%)	(27.79%)
Change in valuation allowance	1.08%	0.97%	1.03%
Additional tax paid due to conclusion of tax audit	—	(0.34%)	—
Others	2.31%	0.44%	0.41%

Effective tax rate	6.10%	(4.04%)	(6.60%)

     The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	December 31,
	2007	2008	2009
Tax holiday effect	$52,766,757	$16,671,194	$2,345,404
Net income from continuing operations per share effect — basic	$0.09	$0.03	$0.01

Net income from continuing operations per share effect — diluted	$0.09	$0.03	$0.01

     The principal components of the Group’s deferred income tax assets and liabilities, excluding assets held-for-sale are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carry forwards	$4,421,599	$11,710,958
Accrued expenses temporarily non-deductible	1,267,493	6,181,962
Bad debt provision	1,459,406	2,220,947
Difference in fixed assets basis	—	11,056,535
Others	—	1,152,928

Total Deferred Tax Assets	7,148,498	32,323,330
Valuation allowance on deferred tax assets	(5,881,005)	(18,278,239)

Net deferred tax assets	$1,267,493	$14,045,091

Classified as:
Current deferred tax assets	483,504	3,651,221
Non-current deferred tax assets	783,989	10,393,870

Deferred tax liabilities:
Difference in intangible asset basis	11,580,681	2,839,571

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)

	December 31,
	2008	2009
Unbilled revenue	—	10,881,604
Interest or subsidy income receivables	—	2,583,580
Others	—	1,207,705

Total deferred tax liabilities	$11,580,681	$17,512,460

Classified as:
Current deferred tax liabilities	—	12,077,282
Non-current deferred tax liabilities	11,580,681	5,435,178
     As of December 31, 2009, the Group had net operating loss carry forwards of $48,313,693 that can be used against future taxable income. The net operating loss carry forwards will expire if unused in the years ending December 31, 2010 through 2014. The Group operates through multiple subsidiaries and the valuation allowance is considered on an individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
     The valuation allowance in 2008 and 2009 has been increased in connection with an increase in net operating losses for which the Group believes it cannot generate future taxable income sufficient to recognize the income tax benefit.
     Undistributed earnings of the Group’s PRC subsidiaries of approximately $581 million at December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of post-January 1, 2008 earnings, in the form of dividends or otherwise in the future, the Group would be subject to the then applicable PRC tax laws and regulations.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
14. Net Income (loss) per Share
     The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Years ended December 31,
	2007	2008	2009
Income (numerator):
Net income (loss) from continuing operations	$128,340,333	$(688,340,078)	$(163,218,752)

Net income (loss) from discontinued operations	16,789,586	(82,497,889)	(46,513,904)

Income attributable to Focus Media Holdings Limited Shareholders	$144,435,549	$(770,687,526)	$(213,257,044)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	590,387,396	643,989,522	651,654,345
Plus incremental weighted average ordinary shares from assumed conversions of stock option using treasury stock method	17,939,054	—	—

Weighted average ordinary shares outstanding used in computing diluted income per share	608,326,450	643,989,522	651,654,345

Income (loss) per share from continuing operations — basic	$0.22	$(1.07)	$(0.25)

Income (loss) per share from continuing operations — diluted	$0.21	$(1.07)	$(0.25)

Income (loss) per share from discontinued operations — basic	$0.03	$(0.13)	$(0.07)

Income (loss) per share from discontinued operations - diluted	$0.03	$(0.13)	$(0.07)

Net income per share — basic	$0.24	$(1.20)	$(0.33)

Net income per share — diluted	$0.24	$(1.20)	$(0.33)

     For the years ended December 31, 2007, 2008 and 2009 the Group had 39,890,055, 32,840,540 and 15,642,620 share options and nil, nil and 36,448,980 restricted shares outstanding, respectively, which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the years presented, as their effects would have been anti-dilutive.
15. Mainland China Contribution Plan and Profit Appropriation
     Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $4,354,955, $8,479,072 and $8,873,914 for the years ended December 31, 2007, 2008 and 2009, respectively.
     Pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the years ended December 31, 2007, 2008 and 2009, the Group made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively.
     As a result of these PRC laws and regulations, as of December 31, 2009, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $789,603,518 of their net assets to Focus Media Holding in the form of dividends, loans or advances.
16. Commitments and Contingencies
{a}Leases commitments
     The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens in various locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for the years ending December 31, 2007, 2008 and 2009 were $81,338,172, $153,755,774, and $117,914,221, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ended
December 31,
2010	$61,990,501
2011	23,226,958
2012	7,372,180
2013	2,433,990
2014 and thereafter	1,831,639

Total	$96,855,268

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
     Both complaints allege that the Group’s registration statement on Form F-1 on November 1, 2008, as amended, and the related prospectus contained inaccurate statements of material fact. The Group has meritorious defenses to the claims alleged and intends to defend against these lawsuits vigorously. On March 29, 2010, the court issued an opinion granting the Group’s motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting our motion to dismiss. The Group intends to continue to defend against these lawsuits vigorously as the Group believes they have meritorious defenses to the alleged claims.
     On February 11, 2008, Ying Ping, a PRC citizen, filed an arbitration application in Beijing with China International Economic and Trade Arbitration Commission (“CIETAC”) against the Group, requesting the Group, (i) to continue to perform a Share Purchase Agreement, dated as of March 20, 2008, between Ying Ping and the Company; (ii) to pay an overdue share purchase price in the amount of $15.6 million and accrued interests thereof; and (iii) to bear their

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
legal counsel fee in the amount of $0.3 million and other relevant arbitration costs. The CIETAC accepted Ying Ping’s application for arbitration on February 24, 2009. On March 10, 2010, the arbitration was settled. As a result, the Group agreed to pay $5.5 million to settle all claims and recorded such amount as an expense during the year ended December 31, 2009.
17. Segment Information
     The Group is mainly engaged in selling advertising time slots on its network of flat-panel television advertising displays located in high traffic areas such as commercial locations and in-store network. The Group is also engaged in providing advertising services on poster frames, the Internet, on screens in movie theatres and on traditional outdoor billboards.
     The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making decisions, allocating resources and assessing the performance. The Group has determined that it has five reporting segments, which are LCD display network, in-store network, poster frame network, movie theater and traditional outdoor billboards, as well as internet advertising. These segments all derive their revenues from the sale of advertising services and the sale of software and software subscription. The Group amended their segment reporting in 2009 and has reflected this change retrospectively for all periods presented.
     The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment. The following table presents selected financial information relating to the Group’s segments:
2009:

					Movie theater
					and
			Poster		traditional
			frame	Internet	outdoor
	LCD	In-store	network	advertising	billboards	Eliminations	Total

Net revenue — external	$208,799,072	$30,346,185	$98,962,486	$107,870,949	$59,056,779	$—	$505,035,471

Net revenue — intersegment	$26,383,298	$3,523,819	994,136	—	1,056,743	(31,957,996)	—

Total net revenues	235,182,370	33,870,004	99,956,622	107,870,949	60,113,522	(31,957,996)	505,035,471

Total cost of revenue	98,531,333	24,169,858	102,728,558	98,720,859	46,941,541	(31,957,996)	339,134,153

Gross profit	136,651,037	9,700,146	(2,771,936)	9,150,090	13,171,981	—	165,901,318

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
2008:

					Movie theater
					and
			Poster		traditional
			frame	Internet	outdoor
	LCD	In-store	network	advertising	billboards	Eliminations	Total

Net revenue — external	$243,126,818	$60,719,416	$146,750,583	$114,560,302	$77,177,914	$—	$642,335,033

Net revenue — intersegment	78,503,687		2,812,586	—	—	(81,316,273)	—

Total net revenues	321,630,505	$60,719,416	149,563,169	114,560,302	77,177,914	(81,316,273)	642,335,033

Total cost of revenue	138,454,375	$61,833,679	80,804,333	89,287,994	58,169,933	(81,316,273)	347,234,041

Gross profit	183,176,130	(1,114,263)	68,758,836	25,272,308	19,007,981	—	295,100,992

2007:

					Movie theater
					and
			Poster		traditional
			frame	Internet	outdoor
	LCD	In-store	network	advertising	billboards	Eliminations	Total

Net revenue — external	$184,642,588	$27,444,339	$85,471,959	$75,363,964	$37,304,970	$—	$410,227,820

Net revenue — intersegment	741,764		770,168	—	—	(1,511,932)	—

Total net revenues	185,384,352	27,444,339	86,242,127	75,363,964	37,304,970	(1,511,932)	410,227,820

Total cost of revenue	53,418,168	23,502,160	28,086,215	52,463,441	28,506,809	(1,511,932)	184,464,861

Gross profit	131,966,184	3,942,179	58,155,912	22,900,523	8,798,161	—	225,762,959

Major Customers
     As of and for the years ended December 31, 2007, 2008 and 2009, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
Major Service lines
     The Group derives revenues from the following major service lines:

	For the years ended December 31
	2007		2008		2009
	$	% of total	$	% of total	$	% of total
		revenue		revenue		revenue
	(in thousand of U.S.dollars, except percentages)
Net revenue
LCD display network	$183,528,204	44.7%	$239,504,938	37.3%	$208,498,537	41.3%
In-store network	27,444,339	6.7%	60,719,416	9.5%	30,346,185	6.0%
Poster frame network	85,471,959	20.8%	146,750,583	22.8%	98,962,486	19.6%
Internet advertising	75,363,964	18.4%	114,560,302	17.8%	107,870,949	21.4%

Movie theater & Traditional outdoor billboards	37,304,970	9.1%	77,177,914	12.0%	59,056,779	11.6%

Advertising service revenue	409,113,436	99.7%	638,713,153	99.4%	504,734,936	99.9%
Equipment revenue	774,404	0.2%	1,760,697	0.3%	300,535	0.1%
Franchise revenue	339,980	0.1%	1,861,183	0.3%	—	—

Total net revenue	$410,227,820	100.0%	$642,335,033	100.0%	$505,035,471	100.0%

18. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2007, 2008 and 2009 for the Group is as follows:

		Year ended December 31,
Name of related parties	Director interested	2007	2008	2009
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$3,132,954	$(132,116)	$—
Multimedia Park Venture Capital	Jimmy Wei Yu	104	—	—
Shanghai Shengchu Advertising Agency Co., Ltd.	Jimmy Wei Yu	44,542	—	—
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	—	—	277,749
Sina.com	Charles Cao	1,095,814	1,637,297	548,988
Sohu.com	Daqing Qi	608,150	2,002,839	438,536
Home-Inn	Neil Nanpeng Shen	82,356	256,690	89,076
Ctrip.com	Neil Nanpeng Shen	—	69,863	486,263
51.com	Neil Nanpeng Shen	19,611	718	—
Qihoo.com	Neil Nanpeng Shen	12,151	48,385	38,008
UUSEE	Neil Nanpeng Shen	27,789	78,572	—
Aikong.com	Jason Nanchun Jiang	—	56,190	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	—	4,153,948	368,242
China Vanke Co., Ltd.	Daqing Qi	—	909,775	459,376
Beijing Huayi Brothers	Jason Nanchun Jiang	—	43,561	—
Tea Care Group Ltd.	Fuming Zhuo	—	—	292,606
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	243,628	87,638	—
Focus Technology Co., Ltd.	Fuming Zhuo	—	—	43,200

Total		$5,267,099	$9,213,360	$3,042,044

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     Details of advertising space leasing costs charged, net of rebates, to the Group by related parties for the years ended December 31, 2007, 2008 and 2009 were as follows:

		Year ended December 31,
Name of related parties	Director interested	2007	2008	2009
Sina.com	Charles Cao	$24,755,004	$50,294,367	$28,635,023
Sohu.com	Daqing Qi	14,596,893	39,061,219	17,208,874
Ctrip.com	Neil Nanpeng Shen	130,230	343,546	146,356
51.com	Neil Nanpeng Shen	204,612	887,603	195,376
Qihoo.com	Neil Nanpeng Shen	305,413	847,021	109,564
UUSEE	Neil Nanpeng Shen	15,929	306,899	—
E-House(China) Holdings Limited	Neil Nanpeng Shen	2,008	—	—
StormNet Information Technology	David Zhang	—	—	21,928

Total		$40,010,089	$91,740,655	$46,317,121

Details of amounts due from related parties as of December 31, 2008 and 2009 are as follows:

			December 31
Name of related parties	Note	Director interested	2008	2009
Shanghai Everease Advertising & Communication Ltd.	(a)	Jason Nanchun Jiang	$4,136	$—
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	232,399	—
Sina.com	(a)	Charles Cao	2,183,809	570,113
Sohu.com	(a)	Daqing Qi	4,905,642	2,685,730
Ctrip.com	(a)	Neil Nanpeng Shen	49,401	(293)
51.com	(a)	Neil Nanpeng Shen	215,854	—
UUSEE	(a)	Neil Nanpeng Shen	18,937	—
Tea Care Group Ltd.	(a)	Fuming Zhuo	—	21,475
China Vanke Co., Ltd.	(a)	Daqing Qi	—	7,379
Home-Inn	(a)	Neil Nanpeng Shen	23,838	—
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	146,033	—
Qihoo.com	(a)	Neil Nanpeng Shen	53,724	—
Giant Interactive Group, Inc.	(a)	Jason Nanchun Jiang	174,079	—

Total			$8,007,852	$3,284,404

Note (a) — These amounts represent trade receivables for advertising services provided.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Sina.com	(b)	Charles Cao	$11,586,228	$2,126,612
Sohu.com	(b)	Daqing Qi	3,039,075	—
51.com	(b)	Neil Nanpeng Shen	554,326	32,871
UUSEE	(b)	Neil Nanpeng Shen	151,197	—
Home-Inn	(b)	Neil Nanpeng Shen	—	—
StormNet Information Technology	(b)	David Zhang	—	54,376
Qihoo.com	(b)	Neil Nanpeng Shen	129,427	158
Giant Interactive Group Inc.	(b)	Jason Nanchun Jiang	146,314
Ctrip.com.	(b)	Neil Nanpeng Shen	80,543	16,877

Total			$15,687,110	$2,230,894

Note (b) — The amounts represent trade payables for advertising services purchased.
Other related party transactions
     Jimmy Yu resigned his directorship in September 2009. For each of the years ended December 31, 2007, 2008 and the nine months ended September 30, 2009, office rentals paid to Multimedia Park Venture Capital, of which Mr. Yu was the CEO, amounted to $690,018, $870,718 and $612,817, respectively.
     As described in Note 12, on November 18, 2009, the Company issued $75 million ordinary shares to Jason Nanchun Jiang for proceeds of $142,425,000.
19. Subsequent Events
Management Buy-In to Internet Division
     Certain employees of the Internet segment, management and directors and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from the Company for $13.3 million. The transaction was approved by all independent directors on the board. This transaction was part of initiatives being taken by the Company to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the company and investors. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
Additional Information — Financial Statement Schedule 1
FOCUS MEDIA HOLDING LIMITED
     These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
Financial Information of Parent Company
BALANCE SHEETS

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$72,670,590	$121,751,810
Prepaid expenses and other current assets	6,163,714	232,731
Amounts due from subsidiaries and affiliates	106,931,089	87,375,297

Total current assets	185,765,393	209,359,838
Acquired intangible assets, net	7,729,055	8,547,879
Investments in subsidiaries and affiliates	1,077,519,470	998,241,571

Total assets	$1,271,013,918	$1,216,149,288

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	73,229,875	27,025,623

Total current liabilities	$73,229,875	$27,025,623

Shareholders’ equity
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2007, 2008 and 2009; 640,230,852, 646,081,710 and 722,249,544 shares issued and outstanding in 2007, 2008 and 2009, respectively)	32,327	36,287
Additional paid-in capital	1,659,833,079	1,875,304,804
Subscription receivable	—	(3,081,726)
Retained earnings (accumulated deficit)	(533,969,347)	(747,226,391)
Accumulated other comprehensive income	71,887,984	64,090,691

Total equity	$1,197,784,043	$1,189,123,665

Total liabilities, mezzanine equity and equity	$1,271,013,918	$1,216,149,288

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
Financial Information of Parent Company
STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2007	2008	2009
	(In U.S. dollars)
Net revenues:	$339,980	$27,117,808	$26,875,974

Cost of revenues:	980,488	1,453,800	1,504,012

Gross (loss) profit	(640,508)	25,664,008	25,371,962

Operating expenses:
General and administrative	16,385,897	31,324,034	27,975,996
Selling and marketing	9,166,146	15,691,901	12,221,986
Amortization of acquired intangible assets	635,662	718,159	2,484,457
Other expense	6,652	442,075	22,404,467

Total operating expenses	26,194,357	48,176,169	65,086,906

Loss from operations	(26,834,865)	(22,512,161)	(39,714,944)

Interest income	2,326,143	1,924,349	241,821
Equity in earnings (losses) of subsidiaries and equity affiliates	168,944,271	(750,099,714)	(170,953,413)

Income (loss) before income taxes	144,435,549	(770,687,526)	(210,426,536)
Income tax expenses	—	—	2,830,508

Net income (loss)	$144,435,549	$(770,687,526)	$(213,257,044)

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
Financial Information of Parent Company
STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2007	2008	2009
	(In U.S. dollars)
Operating activities:
Net income (loss)	$144,435,549	$(770,687,526)	$(213,257,044)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	21,454,298	42,615,166	66,503,134
Amortization of intangibles	640,311	718,159	2,484,457
Loss on disposal of an equity method investment	—	430,438	—
Equity in earnings (losses) of subsidiaries and affiliates	(168,944,271)	750,099,714	170,953,413
Settlement of disputed liabilities	—	—	(2,067,350)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(4,067)	(4,988,211)	5,930,983
Amounts due from related parties	(214,163,151)	220,239,255	19,555,792
Accrued expenses and other current liabilities	2,888,470	(18,909,819)	(41,508,783)

Net cash (used in) provided by operating activities	$(213,692,861)	$219,517,176	$8,594,602

Investing activities:
Investments in subsidiaries and affiliates	(100,154,828)	(169,274,112)	(100,210,612)
Deposit paid to acquire subsidiaries	(69,268,608)	(12,155,299)	—
Purchase of intangibles	—	—	(3,801,795)
Issuance of loan receivable	(30,000,000)	—	—

Net cash used in investing activities	$(199,423,436)	$(181,429,411)	$(104,012,407)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs of $6,207,107, $2,135,480 and $nil in 2007, 2008 and 2009, respectively	$427,444,711	$—	$142,425,000
Proceeds from issuance of ordinary shares pursuant to share option plans	19,560,220	10,711,301	2,074,025
Share repurchase	—	(47,500,211)	—

Net cash provided by financing activities	$447,004,931	$(36,788,910)	$144,499,025

Net increase in cash and cash equivalents	33,888,634	1,298,855	49,081,220
Cash and cash equivalents, beginning of year	37,483,101	71,371,735	72,670,590

Cash and cash equivalents, end of year	$71,371,735	$72,670,590	$121,751,810

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)

Note to Schedule 1
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009, $789,603,518 was not available for distribution and as such, the condensed financial information of Focus Media Holding Limited has been presented for the year ended December 31, 2009.