Form 20-F/A
period 2009-12-31
Focus Media Holding LTD
filed 2010-09-07
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM 20-F
(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009.
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________to __________

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
Yes ☐ No ☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2009

PART I	1
ITEM 3.D. KEY INFORMATION—RISK FACTORS—Risks Relating to Regulation of Our Business and to Our Structure	1
ITEM 4. INFORMATION ON THE COMPANY—Regulatory Matters	12
ITEM 4.C. INFORMATION ON THE COMPANY—Organizational Structure	17
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	21
ITEM 10.D. ADDITIONAL INFORMATION—Exchange Controls	26

PART III	27
ITEM 19. EXHIBITS	27
EX-10.85
EX-10.187
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1
EX-21.1
Explanatory Note
This Amendment No. 2 to the annual report on Form 20-F (the “Annual Report”) of Focus Media Holding Limited (the “Company”) is being filed with the Securities and Exchange Commission (the “Commission”) for the purpose of updating the descriptions of the Company’s corporate structure. Corresponding changes have been made to (1) the risk factors under the headings “Risks Relating to Regulation of Our Business and to Out Structure” and “Risks Relating to the Peoples Republic of China” of Item 3.D, (2) “Regulatory Matters” and “Organizational Structure” in Item 4—Information on the Company, (3) Item 7—Major Shareholders and Related Party Transactions, and (4) “Exchange Controls” under Item 10.D. We are also filing certain new contracts as Exhibits 10.85 and 10.187 and re-filing the certification exhibits 12.1, 12.2, 13.1 and 13.2.
     Other than as required to reflect the amendments described herein and reflected below, this Amendment No. 2 does not reflect events occurring after the filing of the original annual report on Form 20-F and does not modify or update the disclosure therein in any way.

iv

PART I
D. Risk Factors
     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially harmed.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
     Substantially all of our operations are or will be conducted through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. Generally we do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations. Our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE, operating subsidiaries, are currently ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. As such, our advertising businesses are currently partly provided through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates. These PRC operating affiliates include Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, and its subsidiaries with regard to our advertising business in China. The PRC restriction on foreign investment in advertising industry, however, does not expressly apply to wholly foreign owned subsidiaries established in China, or WFOEs, and WFOEs may establish PRC subsidiaries to operate advertising business directly in China. Accordingly, a portion of the operations of our commercial location network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates, which we control through contractual relationships are owned by either (i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. Our PRC operating affiliates, and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates directly operate our advertising network. While certain of our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we have been using and are expected to continue to use PRC operating affiliates to operate a significant portion of our advertising business for the foreseeable future. We have entered into contractual arrangements with certain of PRC operating affiliates and their respective shareholders pursuant to which we, through our PRC operating subsidiaries, cooperate with, and provide technical support services to, our PRC operating affiliates. In addition, we have entered into agreements with certain of our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
     Jason Nanchun Jiang, who is one of the shareholders of Focus Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed procedures to take on citizenship of another jurisdiction in the second quarter of 2009. Based on enquiries and discussions with the relevant PRC regulatory authorities, we have been orally informed that Jason Nanchun Jiang’s change in citizenship does not change the status and nature related to our PRC operating affiliates. However, there is no guarantee that governmental authorities will not challenge such status due to change in law or change in implementation of relevant laws or for any other reason.
     If we, our existing or future PRC operating subsidiaries and operating affiliates or their ownership structure or the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or our existing or future PRC operating subsidiaries or operating affiliates fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, would have broad discretion in dealing with such violations, including:
•	imposing fines or other monetary penalties on our PRC subsidiaries or affiliates;

•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of any offering or from other sources to finance our business and operations in China.
     The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, which may not be as effective in providing operational control as direct ownership.
     We have in the past used, and will continue in the future to use, contractual arrangements with our PRC operating affiliates and their respective shareholders to operate a significant portion of our advertising business. For a description of these contractual arrangements, see the sections titled “Organizational Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”. These contractual arrangements may not be as effective in providing us with control over our PRC operating affiliates as direct ownership. If we had direct ownership of our PRC operating affiliates, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if any individual designated by us as the shareholder were to refuse to transfer his equity interest in any of our PRC operating affiliates to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if the individual shareholder were otherwise to act in bad faith toward us, or if the individual or entity designated by us failed to cause the unrelated third parties holding minority interests in certain of our PRC operating affiliates to waive their right of first refusal or to cooperate with him or it to fulfill his or its contractual obligations, then we may have to take legal action to compel him to fulfill his or its contractual obligations. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against our PRC operating affiliates if they do not perform their obligations under their contracts with us or if any individual who holds the equity interest in our PRC operating affiliates does not cooperate with any such actions.
     Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. For example, the PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 requires that registration with the local SAIC is necessary to create security interest on equity interest in a PRC company, which means that before the equity pledge is duly registered with the local SAIC, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding. Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. Considering that we have not registered these existing equity pledge agreements, and may fail to register future equity pledge agreements, with the local SAIC, the equity pledge created under these equity pledge agreements may be considered unenforceable. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating affiliates, and our ability to conduct our business may be negatively affected.
Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and operating affiliates are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Item 5. Operating and Financial Review and Prospects — Taxation” for a discussion of the transactions referred to above. A finding by the PRC tax authorities that any of our PRC operating subsidiaries or affiliated entities are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.
We rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our WFOE operating subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOE operating subsidiaries currently have in place with our PRC operating affiliates in a manner that would materially and adversely affect our WFOE operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2009, the amount of these restricted portions was approximately $789.6 million. Any limitation on the ability of our WFOE operating subsidiaries to receive distributions from their respective subsidiaries or pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. See “Risk Factors - PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition”

Our business operations may be affected by legislative or regulatory changes.
     There are no existing PRC laws or regulations that specifically define or regulate out-of-home television. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising, our business licenses or otherwise affecting our business in China may materially and adversely affect our business prospects and results of operations. An example of regulatory changes that affected our business was the introduction of “anti-spam” rules governing the sending of SMS messages without a user’s consent. These changes in rules governing wireless services contributed to a market environment that eventually contributed to our decision to terminate our mobile handset advertising network in April and December 2008. Further, in 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, regarding the operation of boat-based advertising platform on the Huangpu River, we suspended operation of the LED billboard abroad the boat. Accordingly, we recorded an aggregate impairment loss of $36.9 million for the year ended December 31, 2009.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliates.
     As an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our WFOE operating subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
•	loans by us to our foreign invested enterprises to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange or its local counterpart; and

•	loans by us to our PRC operating affiliates and our PRC operating subsidiaries owned by our WFOE operating subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with the PRC State Administration of Foreign Exchange or its local counterpart.
     We may also determine to finance our PRC foreign invested enterprises by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because our PRC operating affiliates and our PRC operating subsidiaries owned by our WFOE operating subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Business Overview — Regulatory Matters” of Item 4. “Information on the Company” of this annual report. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC operating affiliates and our PRC operating subsidiaries owned by our WFOE operating subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
     Furthermore, on August 29, 2008, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from future offerings of our ADRs to our PRC operating subsidiaries in the PRC, which may adversely affect our liquidity and our liability to fund and expand our business in the PRC, and our PRC WFOE operation subsidiaries may not be able to convert the funds received from us or our non-PRC subsidiaries in foreign exchange into Renminbi to invest in or acquire any other PRC companies.
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
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 31 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our operating affiliates. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with Focus Media Advertisement and its subsidiaries and shareholders, and other foreign investors, including you.
If tax benefits currently available to us in PRC were no longer available, our effective income tax rates for our PRC operations could increase.
     We are incorporated in the Cayman Islands where no income taxes are imposed.
     We generated substantially all our net income from our PRC operations. Our China operations are conducted through various subsidiaries and operating affiliates. Prior to January 1, 2008, pursuant to the PRC Income Tax Laws, our subsidiaries and operating affiliates were generally subject to EIT at a statutory rate of 33%. Some of the Company’s indirect subsidiaries and operating affiliates were newly incorporated enterprises engaged in advertising industry which were entitled to a two-year tax exemption holiday, commencing from the first operating year. One of our operating subsidiaries, Beijing Focus Media Wireless Co., Ltd., was a qualified high and new technology enterprise under PRC enterprise income tax laws and thus enjoyed 0% for 2008 and will enjoy a 50% reduction off the tax rate from 2009 through 2011 based on the transitional rule under the PRC Enterprise Income Tax Law, or the New Law. For the years ended December 31, 2008 and 2009, Beijing Focus Media Wireless Co., Ltd., was subject to a preferential tax rate of 0% and 10% accordingly.
     The newly enacted New Law, and the implementation regulations to the New Law issued by the PRC State Council, became effective as of January 1, 2008. Under the New Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New Law subject to relevant transaction rules. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a 15% enterprise income tax rate or if the HNTE is registered in some specific areas designated by the State Council, may further entitled to a full exemption from EIT for the first 2 years, and a 50% tax reduction in the following 3 years. Currently, one of the Company’s subsidiaries is in the process of applying for HNTE status in China. This tax status, if available, along with the applicable tax holidays, will allow the subsidiary to benefit from a 0% tax rate for year 2010. The Company expects to receive the approval by the appropriate government authorities within 2010, but there is no guarantee that the governmental authorities will grant such approval.
     Most of the Company’s PRC operating subsidiaries and affiliates have completed transition from 33% to 25% starting from January 1, 2008. Those that enjoyed a lower tax rate of 15% before January 1, 2008 will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless they obtain the HNTE status under the New Law. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of our preferential tax treatments or the change of the applicable preferential tax rate could materially increase our tax obligations.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

     The New Law, and the implementation regulations for the New Law issued by the PRC State Council, became effective as of January 1, 2008. The New Law provides that a maximum income tax rate of 20% will be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. Pursuant to the New Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our WFOE operating subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the New Law. If we are required under the New Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements with other countries or regions. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our WFOE operating subsidiaries to our non-PRC subsidiaries who are their respective overseas parent companies, will be entitled to the benefits under the relevant tax treaties or other similar tax arrangements.
We may be deemed a PRC resident enterprise under the New Law and be subject to the PRC taxation on our worldwide income.
     The New Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the New Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, and we may not be eligible to enjoy these tax benefits generally available to PRC resident enterprises.
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
     The New Law also provides that dividend income between “qualified resident enterprises” is exempted income, which may imply that dividends we receive from our PRC subsidiaries would be exempt from income tax if we are treated as a PRC resident enterprise for tax purpose, but we cannot assure you that we will be able to obtain such treatment for dividends paid to us by our PRC subsidiaries. Moreover, if we are deemed to be a PRC resident enterprise under the New Law, a foreign investor in us may be able to claim the benefits of any income tax treaty between his or her resident country and China. We cannot assure you, however, that treaty benefits will be available to you (for example with respect to the withholding tax rate on dividends) even if we are deemed a PRC resident enterprise.
PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.
     The PRC National Development and Reform Commission, or NDRC, and SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities and subsequent round trip investment into China. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
     Under such SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file with the local branch of SAFE, with respect to that offshore company, any material change involving capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long term equity or debt investment or creation of any security interest over the assets located in China. The SAFE regulations also impose obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process. If any PRC resident fails to comply with such SAFE regulations, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as fines.
     As a Cayman Islands company, and therefore a foreign entity, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. Moreover, if we purchase the assets or equity interest of company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in such SAFE regulations.
     These regulations may affect our financial status, business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. We require our shareholders who are PRC residents or have PRC residents as its beneficial owner to comply with these SAFE regulations. However, we may not be fully informed of the identities of all our beneficial shareholders who are PRC citizens or residents, and we cannot compel our beneficial shareholders to comply with SAFE regulations. We cannot assure you that all of our shareholders who are PRC residents have complied or will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, much uncertainty remains concerning the reconciliation of these regulations with other approval requirements. It is unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. Jason, Nanchun Jiang, who is a major beneficial owner of our company and a PRC resident under these SAFE regulations, has completed initial registration with SAFE, but has failed or may fail in the future, to make subsequent registrations and filings for some of subsequent round trip investments and other material changes in the offshore company in accordance with these regulations. As our WFOE operation subsidiaries distribute dividends to their overseas parent companies from time to time, we may be penalized by SAFE if we are found that any of such distribution is made before our beneficial shareholders, who are PRC residents, fully complete their registrations and filings with SAFE. Furthermore, our WFOE operating subsidiaries have failed and may fail in the future, to disclose the ultimate ownership in them by our PRC resident shareholders or beneficial owners to SAFE, which will inhibit their ability to pay dividends to us. The failure or inability of us or our PRC resident shareholders or beneficial owners to comply with these regulations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our ability to inject additional capital into our PRC WFOE subsidiaries and the ability of our PRC WFOE subsidiaries, to make distributions or pay dividends, or materially and adversely affect our ownership structure in which case, our acquisition strategy, business operations and financial status and our ability to distribute profits to you could be materially and adversely affected. And such SAFE regulations may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
     See “Exchange Controls” in Item 10. “Additional Information” in this annual report.
A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.
     Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and a relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. We and our PRC option holders have not yet completed such registration and relevant procedures. If we or our PRC option holders fail to comply with these rules in a timely manner or at all, we or our PRC option holders may be subject to fines and legal or administrative sanctions.
Our PRC operating subsidiaries and operating affiliates may have engaged in business activities without the necessary registration with local authorities. This could subject us to fines or other penalties, which could negatively impact our revenues or interfere with our ability to operate our business.
According to relevant PRC laws, a company shall conduct business within its business scope and make supplementary registration with the relevant company registration authority if the company expands or changes its business operation. Furthermore, a company that sets up a branch to conduct an advertising business in a location where it is not registered must register with the local branch of the SAIC. As our business expands, some of our indirect operating subsidiaries or our operating affiliates may fail to register with the relevant local branch of SAIC for their expansion of business or for their branch offices in each of the cities where we operate and, as a result, we may be subject to penalties for failing to register. These penalties may include, fines, disgorgement of profits or revocation of business license of our operating subsidiaries or our operating affiliates, although we believe that, as a matter of practice, the authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violations of the requirement to register with the local branches of SAIC for our local branch offices or for our expansion of business, or that these penalties would not substantially inhibit our ability to operate our business.
The strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our ordinary shares or ADSs.
     Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, in connection with the New Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, we and certain of our subsidiaries and affiliates may be subject to additional income tax on capital gains generated from their disposition of relevant equity interests in 2008, 2009 and 2010. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.
     By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and thus impose PRC income tax to a transfer of equity in an offshore company. Further, non-resident enterprises may be required to file with the PRC tax authorities to report their indirect transfer of equity interests in a PRC resident company if the transferred offshore holding vehicles are incorporated in a tax jurisdiction where the effective income tax rate is less than 12.5% or if the income of its residents derived outside of such jurisdiction is free of income tax. It is not clear to what extent the holders of our shares or ADS will be subject to these requirements. We have conducted and may conduct acquisitions and dispositions involving complex corporate structures, but we may not be able to make timely filing with the PRC tax authorities as requested. The PRC tax authorities may, at their discretion, impose or adjust the capital gains on us for any of our historical or future acquisitions and dispositions or on the holders of our shares or ADSs for their disposition of our shares or ADSs or request us or the holders of our shares or ADSs to submit additional documentation for their review in connection with any relevant acquisitions or disposition, and thus causing us or the holders of our shares or ADSs to incur additional costs.
A PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.
     On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006 and was revised in 2009. The New M&A Rule, among other things, requires that an offshore special purpose vehicle, or SPV, formed for the listing purpose through acquisition of a PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Global Law Office, advised us that the CSRC approval was not required for the listing of our ADSs on Nasdaq Global Market and subsequent offerings. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was, or will be, required for future offerings of our ADSs on Nasdaq Global Market, and we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from any offering of our ADSs into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
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
     Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, each of our WFOE operating subsidiaries may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us, without the approval of SAFE. However, we cannot assure you that the relevant PRC governmental authorities will not further limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities. This could affect the ability of each of WFOE operating subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. It may also restrict our ability to remit amounts overseas including to our Cayman Islands holding company. If we transfer amounts to overseas accounts, it may be deemed a dividend paid on profits which is subject to PRC taxation, which could affect the feasibility and efficiency of conducting actions overseas, such as issuing dividends to shareholders, conducting share repurchase programs or otherwise.
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
ITEM 4. INFORMATION ON THE COMPANY
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
     Since we have not been involved in advertising outside of China for the required number of years, our WFOE operating subsidiaries, which are directly owned by non-PRC subsidiaries of ours, are currently ineligible to apply for the required advertising services licenses in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. As such, our advertising business is currently provided partly through contractual arrangements between certain of our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home television networks and movie theatre advertising network. Our poster frame network, traditional billboard network and a portion of our out-of-home television network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates are owned or controlled by(i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. Certain of our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating subsidiaries have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders under which:
•	we are able to exert effective control over our PRC operating affiliates;

•	a substantial portion of the economic benefits of our PRC operating affiliates will be maintained by us; and

•	we have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates that are owned by the individuals or entities designated by us, as well as all or a part of the assets of our PRC operating affiliates, in each case when and to the extent permitted by PRC law.
     See “Item 4.C Information on the Company—Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions”.
     Current PRC regulations, however, do not treat an indirect PRC subsidiary of a foreign entity as a “foreign invested enterprise” where such PRC subsidiary is owned directly by a PRC entity. As such, our indirect PRC operating subsidiaries which are directly owned by our WFOE operating subsidiaries are not expressly subject to the restrictions on foreign investment in advertising industry and are eligible to apply for the required licenses for providing advertising services in China. Several of our indirect PRC operating subsidiaries, such as Shanghai Focus Media Defeng Advertisement Co., Ltd., or Focus Media Defeng Advertisement, have obtained such licenses and a portion of our commercial location network advertising business is carried out through such indirect PRC operating subsidiaries.
     In the opinion of Global Law Office, our PRC legal counsel,
•	the respective ownership structures of our PRC operating subsidiaries and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among our PRC operating subsidiaries and their respective PRC affiliates, subsidiaries and PRC shareholders of their PRC affiliates, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, save that equity pledge created under equity pledge agreements are unenforceable before the relevant equity pledge registration with the local SAIC is duly completed; and

•	except as otherwise disclosed in this annual report, the PRC business operations of our PRC operating subsidiaries and their respective affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
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
     Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specification, dissemination period, and location of the outdoor advertisement must be submitted for filing with the local SAIC.
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
     According to Notice 75 and other relevant SAFE regulations:
•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company;

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China; and

•	a PRC enterprise indirectly invested by such PRC resident through the offshore company is required to disclose to the local SAFE branch the ultimate ownership in it by such PRC resident when applying for or updating its foreign exchange registration, and cooperate with and supervise the PRC resident to complete the registration with SAFE in accordance with Notice 75.
     Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and PRC enterprises to penalties under PRC foreign exchange administration regulations.
     As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.
     These regulations may affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all the shareholders in Focus Media Holding who are PRC residents or have PRC residents as its beneficial owners to comply with any SAFE registration requirements, but we have no control over either our beneficial owners or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
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
     In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In 2008, we terminated our mobile handset advertising business and it is accounted for as a discontinued operation. In the first quarter of 2007, we acquired Homesky Investment Ltd., which operates a traditional billboard network through its PRC affiliates. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes, although certain such acquired Internet advertising businesses were disposed of or discontinued in 2009. In June 2007, we acquired Hua Kuang Advertising Company Limited and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China. In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from us, including certain offshore and onshore interests. In July 2010, we sold our entire remaining 62% ownership interest in Allyes.
Our Corporate Structure and Contractual Arrangements
     Substantially all of our operations are conducted in China as follows:

•	with regard to the operation of our commercial location and in-store network, through (i) our indirect operating subsidiaries such as Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Focus Media (China) Information Technology Co., Ltd., or FM China Information, for non-advertising ancillary business operation, (ii) Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, one of our operating affiliates, and (iii) certain subsidiaries of Focus Media Advertisement and Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, for advertising business operation;

•	with regard to the operation of our poster frame network, through (i) our indirect operating subsidiaries such as Shanghai On-Target Advertisement Co., Ltd., or Shanghai On-Target, and certain other subsidiaries of Focus Media Digital and (ii) certain subsidiaries of Focus Media Advertisement;

•	with regard to our outdoor traditional billboard network, through our indirect subsidiaries 100% owned, directly or indirectly by Hua Kuang Advertising Company Limited; and

•	with regard to our movie theater advertising network, through Beijing Yangshi Sanwei Advertisement Co., Ltd. and Shanghai Zhenhao Advertising Co., Ltd., two subsidiaries with majority ownership held by Focus Media Advertisement.
     Certain of our PRC operating subsidiaries and certain of our affiliated entities and their shareholders have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its shareholders. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.
     The following chart shows our organizational structure of our material subsidiaries and affiliates as of August 30, 2010.

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates.

(3)	Agreements that ensure a substantial portion of the economic benefits of our operations in the PRC are maintained by our PRC operating subsidiaires, as described in “Related Party Transactions”.

(4)	Focus Media Advertisement is 85% owned by Jason Nanchun Jiang and 15% owned by Jimmy Yu.

(5)	The Focus Media directly or indirectly WFOE operating subsidiaries include the WFOE operating subsidiaries (i) relating to our out-of-home television network operations include but not limited to Focus

Media Technology, Focus Media Digital , FM China Technology and Focus Media Defeng Advertisement, and (ii) relating to our poster frame network operations.
(6)	These consist of subsidiaries of Focus Media Advertisement, which holds between 50% and 100% of the subsidiaries, with the remaining minority interest held by individual or entity designated by us or unrelated third parties, which operate our out-of-home television network, poster frame network, and movie theatre advertising business.

(7)	Other Focus Media opearating subsidiaries include those directly or indirectly owned by Focus Media Digital, which operate a portion of our-of-home television network and poster frame network.

(8)	Huaguang operating subsidiaries include those directly or indirectly owned by Hua Kuang Advertising Company Ltd..
     In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising industries in China. Accordingly, PRC regulations stipulate that starting from December 10, 2005, foreign investors are allowed to directly own 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or to directly own less than 100% if the foreign entity has at least two years of direct operations in the advertising business outside of China. Generally, we do not currently directly operate an advertising business outside of China and cannot qualify for direct ownership of a PRC advertising company under PRC regulations. Even if we do qualify, it may be burdensome or not cost effective for us to meet the required criteria for direct ownership. We intend to explore the commercial feasibility of changing our current structure, including possibly direct ownership of our PRC operating affiliates, taking into consideration relevant cost, market, competitive and other factors. In the event we take such steps, we cannot assure you that any restructuring we may undertake to facilitate direct ownership will be successful.
     Our advertising business is currently provided partly through contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement, certain of its subsidiaries and their respective shareholders designated by us. A portion of the operations of our commercial location network and poster frame network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by our indirect PRC operating subsidiaries and our PRC operating affiliates which are currently owned or controlled by (i) individuals designated by us, or (ii) one or more PRC entity or entities owned by our other consolidated affiliates or (iii) a combination of individuals designated by us and entities owned by our other consolidated affiliates. Our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China.
     While certain of our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we use certain our PRC operating affiliates to operate a significant portion of our advertising business until we acquire them as our wholly-owned subsidiaries. Certain of our PRC operating subsidiaries have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:
•	we are able to exert effective control over our PRC operating affiliates;

•	a substantial portion of the economic benefits of our PRC operating affiliates are maintained by us; and

•	each of our PRC operating subsidiaries or their respective designees has an exclusive option to purchase all or part of the equity interests in our PRC affiliated entities or, in some cases, all or part of the assets of our PRC affiliated entities, in each case when and to the extent permitted by PRC law.

     Each of our contractual arrangements with our PRC affiliated entities and their respective shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions” for further information on our contractual arrangements with these parties.
     In the opinion of Global Law Office, our PRC legal counsel:
•	the respective ownership structures of our PRC operating subsidiaries and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among our PRC operating subsidiaries and their respective PRC affiliates, subsidiaries and PRC shareholders of their PRC affiliates, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, save that equity pledge created under equity pledge agreements is unenforceable before the equity pledge registration is duly completed with the local SAIC; and

•	except as otherwise disclosed in this annual report, the PRC business operations of our PRC operating subsidiaries and their respective affiliates and subsidiaries as described in this annual report, are in compliance with existing PRC laws and regulations in all material respects.
     We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in advertising businesses, we could be subject to severe penalties. See “Item 7.B Major Shareholders and Related Party Transactions—Risk Factors — If the PRC government finds that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— Our business operations may be affected by legislative or regulatory changes” and “— The PRC legal system embodies uncertainties which could limit the legal protections available to you and us”.
     We are increasingly taking steps to exert more direct control over our advertising operations and intend to rely less on contractual arrangements in the future. The steps we may take to achieve a greater degree of direct control over our operations could include (i) continuing to increase the portion of our business operations conducted through our indirect PRC subsidiaries rather than through contractual arrangements with our affiliates, (ii) exercising the call option under the contractual arrangements our subsidiaries have entered into with the shareholders of our PRC operating affiliates or (iii) transferring the equity interests held by the individuals who are shareholders of our PRC operating affiliates to (A) a foreign entity that is qualified under PRC regulations for 100% direct ownership an advertising business or (B) one of our indirect PRC subsidiaries.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

     Details of advertising space leasing costs charged, net of rebates, of those whom are the related parties, for the years ended December 31, 2007, 2008 and 2009 for the Group are as follows:

		Year ended December 31,
Name of related parties	Director interested	2007	2008	2009
Sina.com	Charles Cao	$24,755,004	$50,294,367	$28,635,023
Sohu.com	Daqing Qi	14,596,893	39,061,219	17,208,874
Ctrip.com	Neil Nanpeng Shen	130,230	343,546	146,356
51.com	Neil Nanpeng Shen	204,612	887,603	195,376
Qihoo.com	Neil Nanpeng Shen	305,413	847,021	109,564
UUSEE	Neil Nanpeng Shen	15,929	306,899	—
E-House(China) Holdings Limited	Neil Nanpeng Shen	2,008	—	—
StormNet Information Technology	David Zhang	—	—	21,928

Total		$40,010,089	$91,740,655	$46,317,121
     Details of amounts due from related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Shanghai Everease Advertising & Communication Ltd.	(a)	Jason Nanchun Jiang	$4,136	$—
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	232,399	—
Sina.com	(a)	Charles Cao	2,183,809	570,113
Sohu.com	(a)	Daqing Qi	4,905,642	2,685,730
Ctrip.com	(a)	Neil Nanpeng Shen	49,401	(293)

			December 31,
Name of related parties	Note	Director interested	2008	2009
51.com	(a)	Neil Nanpeng Shen	215,854	—
UUSEE	(a)	Neil Nanpeng Shen	18,937	—
Tea Care Group Ltd.	(a)	Fuming Zhuo	—	21,475
China Vanke Co., Ltd.	(a)	Daqing Qi	—	7,379
Home-Inn	(a)	Neil Nanpeng Shen	23,838	—
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	146,033	—
Qihoo.com	(a)	Neil Nanpeng Shen	53,724	—
Giant Interactive Group, Inc.	(a)	Jason Nanchun Jiang	174,079	—

Total			$8,007,852	$3,284,404

Note (a) — These amounts represent trade receivables for advertising services provided.
     Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Sina.com	(b)	Charles Cao	$11,586,228	$2,126,612
Sohu.com	(b)	Daqing Qi	3,039,075	—
51.com	(b)	Neil Nanpeng Shen	554,326	32,871
UUSEE	(b)	Neil Nanpeng Shen	151,197	—
Home-Inn	(b)	Neil Nanpeng Shen	—	—
StormNet Information Technology	(b)	David Zhang	—	54,376
Qihoo.com	(b)	Neil Nanpeng Shen	129,427	158
Giant Interactive Group Inc.	(b)	Jason Nanchun Jiang	146,314	—
Ctrip.com	(b)	Neil Nanpeng Shen	80,543	16,877

Total			$15,687,110	$2,230,894

Note (b) — The amounts represent trade payables for advertising services purchased.
Other Related Party Transactions
Loans to Shareholders of Our PRC Operating Affiliates
     Pursuant to loan agreements entered into by the relevant PRC operating subsidiaries and the individual shareholders of certain of our PRC operating affiliates, respectively, such shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant WFOE operating subsidiaries for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2009, the full amounts of the loans to these shareholders remained outstanding. The relevant PRC operating subsidiary granted these loans without interest.
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
     We have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters if the PRC operating affiliates are owned by individuals or entities other than our 100% indirect subsidiaries or 100% consolidated operating affiliates. Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.
Transfer of Ownership When Permitted By Law
     Pursuant to call option agreements, including in certain cases subsequent participation letters by our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries, our PRC operating affiliates, and their respective shareholders, the shareholders of each of our relevant PRC operating affiliates, which shareholders are individuals or entities designated by us, such PRC operating affiliated and their respective shareholders have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law.
Voting Arrangements
     Pursuant to voting rights proxy agreements and in certain cases subsequent participation letters by our new PRC operating affiliates, by and among certain of PRC operating subsidiaries, the PRC operating affiliates and their shareholders designated by us, the respective shareholders of the PRC operating affiliates have granted an individual designated by the PRC operating subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and all of their other voting rights as shareholders of the PRC operating affiliates, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreements
     Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by certain of our new PRC operating affiliates, by and among the relevant PRC operating subsidiaries, the relevant PRC operating affiliates, the relevant shareholder of the relevant PRC operating affiliates has pledged his equity interest in the relevant PRC operating affiliates, to certain of the PRC operating subsidiaries to secure his obligations under certain of the relevant contractual control agreements to which each is a party, such as the obligations of the relevant PRC operating affiliates a under certain technical services agreements, trademark license agreements and exclusive services agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate, without the prior written consent of the relevant PRC operating subsidiary.
ITEM 10. ADDITIONAL INFORMATION
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
     These regulations will affect our financial status, business operations or strategies. For example, as a Cayman Islands company, and therefore a foreign entity, if Focus Media Holding purchases the assets or equity interest of a company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. Our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents have completed or will complete the necessary approval and registration procedures required by the SAFE regulations. We require all the shareholders in Focus Media Holding who are PRC residents or have PRC residents as their beneficial owners to comply with any SAFE registration requirements, but we have no control over either our beneficial owners or the outcome of such registration procedures. As our WFOE operation subsidiaries distribute dividends to their overseas parent companies from time to time, we may be penalized by SAFE if we are found that any of such distribution is made before our beneficial owners, who are PRC residents, fully complete their registrations and filings with SAFE. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our financial status, business and prospects.

PART III
ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits

3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2*	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3*	Deposit Agreement dated July 18, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-126011) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of (i) the corporate structure of Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. and contractual arrangements among Focus Media Technology (Shanghai) Co., Ltd., Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, (ii) the corporate structure of Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and contractual arrangements among Framedia Investment and Shanghai Framedia Advertisement Development Co., Ltd. and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu and (iii) the corporate structure of Shanghai Focus Media Advertisement Co., Ltd., Shanghai Focus Media Advertising Agency Co., Ltd., Beijing Dotad Technology Co., Ltd., Beijing Focus Media Wireless Technology Co., Ltd., Jason Nanchun Jiang and Jimmy Wei Yu.

8.1*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.1*	Rules of the 2003 Employee Share Option Scheme and form of grant letter.

10.4*	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5*	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd

10.6*	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.9*	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10*	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11*	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12*	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004.

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004.

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003.

Exhibit
Number	Description of Exhibits

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communication Company, dated as of November 2004.

10.17*	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003.

10.18*	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003.

10.19*	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003.

10.20*	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.21*	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003.

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain then subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.23*	Share Option Plan 2005.

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein.

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders.

10.50*	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Wireless Holdings Co., Ltd.

Exhibit
Number	Description of Exhibits

10.70*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement & Communication Co., Ltd.

10.80*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement & Communication Co., Ltd.

10.81*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement & Communication Co., Ltd.

10.82*	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83*	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84*	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85	Confirmation Letter, dated as of August 30, 2010, among Shanghai Focus Media Advertisement Co., Ltd., Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd.

10.97*	2006 Share Option Plan.

10.98*	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

Exhibit
Number	Description of Exhibits

10.168*	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.181*†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182*	2010 Employee Share Option Plan.

10.183*	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184*	Restricted ADS Facility Letter, dated as of November [9], 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185*	Purchase and Sale Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes and the purchasers named therein with regard to certain assets outside China.

10.186*	Purchase and Sale Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes and the purchasers named therein with regard to certain assets inside China.

10.187	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

15.1	Consent of Global Law Office.

21.1	List of Subsidiaries.

*	Previously filed.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: September 7, 2010