Form 20-F/A
period 2009-12-31
Focus Media Holding LTD
filed 2010-11-05
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
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
Commission file number 000-51387
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
Unit No.1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong
(Address of Principal Executive Offices)
Contact Person: Mr. Kit Leong Low
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
“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007 and subsequently disposed of in 2010;
“CGEN” refers to CGEN Digital Media Company Limited, and its consolidated subsidiaries and affiliates , which we acquired in January 2008 and disposed of in December 2008; and
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and as of December 31, 2008 and 2009.
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
     As a result of regulatory and market changes in 2008, we disposed of the mobile handset advertising service segment. The results of operations for the segment have been presented as discontinued operations for all periods presented. On December 9, 2008, we announced the disposal of our CGEN in-store advertising network. CGEN has been recorded within our continuing operations as we have retained continuing involvement by retaining assets from CGEN for future similar use. We also began to negotiate leases with the existing location providers of CGEN in order to conduct similar advertising business after the disposal transaction.
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
our goals and strategies;
our future business development, financial condition and results of operations;
projected revenues, profits, earnings and other estimated financial information;
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
competition in the PRC advertising industry;
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
     In December 2008, we disposed of our in-store advertising operations of CGEN, which resulted in a $190.5 million disposal loss, which includes the write-off of the carrying value of intangible assets and goodwill of $39.5 million and $145.6 million, respectively. This disposal loss was recorded as other operating expense in the consolidated statement of operations. Also in 2008, the disposal of our mobile handset advertising business due to changes in market conditions and the regulatory environment resulted in a loss from disposal of $92.1 million. In September 2009, we terminated our agreement of December 2008 to sell substantially all of the assets of our advertising networks using LCD displays, in-store and poster frame to SINA. In 2008, these assets were accounted for as assets-held-for-sale and their results were presented as discontinued operations. Following the termination of the agreement in September 2009, these assets have been reclassified as assets-held-for-use and the results have been presented as continuing operations for all periods presented.
     In the third and fourth quarters of 2009, we restructured continuing operations and disposed of interests in certain subsidiaries in our Internet segment. The results of these companies were accounted for as discontinued operations for all periods presented in accordance with U.S. GAAP.

	For the years ended December 31
	2005	2006	2007	2008	2009
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues: (1)
LCD displays	$61,435	$141,472	$183,528	$239,505	$208,499
In-store	5,469	26,907	27,444	60,719	30,346
Poster frame		40,904	85,472	146,751	98,962
Movie theatre and traditional outdoor billboard	—	690	37,305	77,178	59,057
Internet advertising		0	75,364	114,560	107,871
Other (2)	1,325	1,932	1,115	3,622	300

Total net revenues	68,229	211,905	410,228	642,335	505,035

Cost of revenues:
LCD displays	18,325	48,128	51,850	77,866	75,467

	For the years ended December 31
	2005		2006		2007	2008	2009
	(In thousands of U.S. Dollars, except share and per share data)
In-store		7,423		18,106	23,502	61,834	24,170
Movie theatre and traditional outdoor billboard				760	28,507	56,944	45,085
Internet advertising					51,722	89,052	98,721
Other (2)		976		765	798	1,723	290

Total cost of revenues		26,724		81,380	184,465	347,234	339,134

Gross profit		41,505		130,525	225,763	295,101	165,901
Operating expenses:
General and administrative		9,120		25,723	45,641	90,194	120,191
Selling and marketing		9,599		25,762	60,708	95,400	107,184
Impairment loss					—	596,069	86,303
Other operating expenses (income), net		161		(1,051)	(7,645)	182,522	10,848

Total operating expenses		18,880		50,434	98,704	964,185	324,526
Income (loss) from operations		22,625		80,091	127,059	(669,084)	(158,625)
Interest income		1,762		4,255	9,632	7,528	5,261
Interest expense					(25)	—	—

Income (loss) from continuing operations before income taxes		24,387		84,346	136,666	(661,556)	(153,364)
Income taxes		694		1,044	8,326	26,784	9,855

Net income (loss) from continuing operations		23,693		83,302	128,340	(688,340)	(163,219)
Net income (loss) from discontinued operations, net of tax		0		0	16,790	(82,498)	(46,514)

Net income (loss)		23,693		83,302	145,130	(770,838)	(209,733)
Less: Net income (loss) attributable to noncontrolling interests		145		105	694	(150)	3,524

Net income (loss) attributable to Focus Media Holdings Limited Shareholders		$23,548		$83,197	$144,436	$(770,688)	$(213,257)

Income (loss) per share from continuing operations — basic		$0.09		$0.16	$0.22	$(1.07)	$(0.25)

Income (loss) per share from continuing operations — diluted		$0.06		$0.16	$0.21	$(1.07)	$(0.25)

Income (loss) per share from discontinued operations — basic	$		$		$0.02	$(0.13)	$(0.07)

Income (loss) per share from discontinued operations — diluted	$		$		$0.03	$(0.13)	$(0.07)

Income (loss) per share — basic		$0.09		$0.16	$0.24	$(1.20)	$(0.33)

Income (loss) per share — diluted		$0.06		$0.16	$0.24	$(1.20)	$(0.33)

Shares used in calculating basic income (loss) per share		252,128,545		505,411,079	590,387,396	643,989,522	651,654,345

Shares used in calculating diluted income (loss) per share		365,938,094		521,536,381	608,326,450	643,989,522	651,654,345

	As of December 31
	2005	2006	2007	2008	2009
	(In thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,653	$164,611	$450,416	$142,434	$568,159
Other current assets(3)	104,988	78,712	431,043	665,137	269,279
Non-current assets(4)	70,713	862,919	1,258,079	724,723	556,005
Total assets	212,354	1,106,242	2,139,538	1,532,294	1,393,443
Total current liabilities	20,694	51,837	276,287	318,864	197,056
Total non-current liabilities	—	3,303	6,394	13,540	5,435
Total liabilities	20,694	55,140	282,681	332,404	202,491
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2007, 2008 and 2009; 378,306,000, 534,896,873, 640,230,852, 646,081,710 and 725,278,005 shares issued and outstanding in 2005, 2006, 2007, 2008 and 2009, respectively)	19	27	32	32	36
Other shareholders’ equity	191,396	1,050,717	1,854,912	1,197,752	1,189,088
Total Focus Media Holdings Limited shareholders’ equity	191,415	1,050,744	1,854,944	1,197,784	1,189,124
Noncontrolling interests	245	358	1,913	2,106	1,828
Total equity	191,660	1,051,102	1,856,857	1,199,890	1,190,952

	As of December 31
	2005	2006	2007	2008	2009
	(In thousands of U.S. Dollars)
Selected Operating Data:(5)
Number of displays in our commercial location network:
Our direct cities	45,049	80,263	107,533	122,597	125,595
Our regional distributors(6)	3,177	5,197	4,765	5,436	5,411
Total	48,226	85,460	112,298	128,033	131,006
Number of displays in our in-store network(7)	27,849	38,742	49,452	42,824	44,517
Number of stores in our in-store network(7)	4,130	3,898	4,063	3,275	3,097
Number of installed frames in our poster frame network(8)	0	99,784	190,468	324,364	261,076

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $6.0 million, $14.4 million, $20.3 million, $24.7 million and $20.6 million in 2005, 2006, 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our in-store network amounted to $0.5 million, $2.8 million, 2.8 million, $6.3 million and $3.2 million for 2005, 2006, 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our poster frame network amounted to $0, $4.0 million, $7.9 million, $13.9 million and $9.6 million, for 2005, 2006, 2007, 2008 and 2009, respectively. Business tax on Internet advertising service revenue amounted to $5.0 million, $6.1 million and $5.3 million for 2007, 2008 and 2009, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $1.3 million, $2.8 million and $1.5 million for 2007. 2008 and 2009, respectively. Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue.

(2)	Other revenue and cost is related to sale of advertising equipment to business partners and is combined in revenue and cost of LCD displays network in Note 17, “Segment Information”, to consolidated financial statements under Item 18.

(3)	Other current assets are equal to total current assets less cash and cash equivalents.

(4)	Non-current assets are equal to total assets less total current assets.

(5)	Operating data presented includes operating data for discontinued operations except as noted below.

(6)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.

(7)	Operating data for our in-store network does not include data from CGEN’s business and operations.

(8)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
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

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8087
2007	7.6072	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
2009	6.8409	6.8436	6.8226	6.8282
2010 (through October 29)	6.7927	6.8330	6.6397	6.6705
January	6.8347	6.8383	6.8280	6.8369
February	6.8377	6.8436	6.8281	6.8367
March	6.8359	6.8378	6.8236	6.8361
April	6.8329	6.8380	6.7756	6.8358
May	6.8364	6.8408	6.8273	6.8403
June	6.8184	6.8323	6.7815	6.7815
July	6.7762	6.7807	6.7709	6.7807
August	6.7873	6.8069	6.7680	6.8069
September	6.7396	6.8102	6.6869	6.6905
October (through October 29)	6.6675	6.6912	6.6397	6.6705
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.

D. Risk Factors
     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially harmed.
Risks Relating to Compliance with PRC Law
Our failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure
     In order to conduct our business operations through our PRC operating subsidiaries and affiliates, we are required to comply with a range of PRC laws and regulations, including laws and regulations applicable to contractual arrangements among our operating subsidiaries and affiliates, requirements to register the equity pledges relating to those contractual arrangements, other registration requirements under State Administration for Industry and Commerce, or SAIC, rules and regulations, and obligations by us, our management and our PRC shareholders or beneficial owners to comply with the State Administration of Foreign Exchange, or SAFE, registration and disclosure requirements.
     Due to uncertainties in the law, the lack of implementing regulations and, in some instances, our delay in complying with some of these rules, there is a risk that we could be found to have violated rules and regulations relating to our corporate structure, SAFE and SAIC registration and PRC foreign exchange rules. As detailed in the risk factor paragraphs below, if we are found to have failed to comply with or breached PRC laws and regulations applicable to us and our PRC operating subsidiaries and affiliates we could be subject to, among other things, penalties including fines, revocation of business licenses of the PRC entities or requirements to restructure our business operations. Our failure to comply with PRC laws and regulations relating to the registration of equity pledges under our contractual arrangements with our PRC operating affiliates could also render the equity pledge, and the structure, unenforceable. If we were subject to any such penalties or negative consequences, our business and operations could be materially and adversely affected.
     If Jason Nanchun Jiang, our founder, chairman and chief executive officer, were to breach any of his contractual or fiduciary obligations to us and our affiliated consolidated entities, we could be subject to regulatory penalties and sanctions and our operations could be materially adversely affected,.
     Jason Nanchun Jiang, as the 85% holder of Focus Media Advertisement, entered into contractual agreements among us, our PRC operating subsidiaries, and our PRC operating affiliates. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”. Under those agreements, Jason Nanchun Jiang is obligated to procure the consummation of the transactions contemplated thereunder, to maintain the valid existence of and obtainment and maintenance of all the requisite operation licenses by the relevant PRC operating affiliates, and to prevent the PRC operating affiliates from entering into any transaction that jeopardizes the assets, business operation, ownership structure and other rights of the PRC operating affiliates. As our chairman and chief executive officer, he also has fiduciary obligations to us under Cayman Islands law.
     Due to uncertainties in the implementation of PRC laws and regulations, we may be put at risk from failures to comply with all such laws. See “—We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” relating to the failure to register the equity pledges, “—PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition” relating to Jason Nanchun Jiang’s failure to complete subsequent registrations with the SAFE, and “Our PRC operating subsidiaries and operating affiliates may have engaged in business activities without the necessary registration with local authorities. This could subject us to fines or other penalties, which could negatively impact our revenues or interfere with our ability to operate our business” relating to the failure of some of our indirect operating subsidiaries or our operating affiliates to register with the relevant local branch of SAIC for their expansion of business or for their branch offices in each of the cities where we operate.
     Neither we, our operating subsidiaries, operating affiliates or Jason Nanchun Jiang has been subject to fines, sanctions or penalties as a result of these legal compliance matters. Nevertheless, if we, our operating subsidiaries, operating affiliates or Jason Nanchun Jiang are subject to such fines, sanctions or penalties resulting from any such non-compliance, our business operations could be materially adversely affected.
If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
     Substantially all of our operations are or will be conducted through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. Generally we do not currently directly operate an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in advertising industry. Thus, our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE, operating subsidiaries, are ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. However, PRC regulations do not expressly restrict domestic companies controlled by WFOEs through contractual arrangements from operating advertising businesses. As such, our advertising businesses are initially provided, and most businesses we acquired from third parties are provided, through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates. Nevertheless, PRC governmental authorities may in the future deem that such business operations by domestic companies controlled by WFOEs evade the qualifications requirements on foreign investment in the advertising industry, and thus, restrict our business operations.
     Furthermore, the PRC restriction on foreign investment in advertising industry, however, does not expressly apply to the investment activities of wholly foreign owned subsidiaries established in China, or WFOEs, and starting from late 2007, advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Thus, WFOEs may establish subsidiaries in China to operate advertising business directly in China. As such, certain of our indirect PRC operating subsidiaries succeeded in obtaining the required licenses for providing advertising services in China. However, the PRC governmental authority may determine in the future that such indirect investments evade the qualification requirements on foreign investment in the advertising industry and thus bans such investment activities.
     For the year ended December 31, 2009, approximately 71% and 29% of our net revenue was generated by our indirect PRC operating subsidiaries and our PRC operating affiliates through contractual arrangements, respectively. All of the revenues generated by our PRC operating affiliates are generally available to us to use in expanding our business in China. Although we have been converting some of the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate a significant portion of our advertising business for the foreseeable future, given the time and financial costs required for converting these PRC operating affiliated into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries.
     Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates, including Shanghai Focus Media Advertisement Co., Ltd., or Focus Media

Advertisement, and its subsidiaries. Our PRC operating affiliates, which we control through contractual relationships are owned by either (i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. We have entered into contractual arrangements with certain of PRC operating affiliates and their respective shareholders pursuant to which we, through our PRC operating subsidiaries, cooperate with, and provide technical support services to, our PRC operating affiliates. In addition, we have entered into agreements with certain of our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
     If we, our existing or future PRC operating subsidiaries and operating affiliates or their ownership structure or the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or our existing or future PRC operating subsidiaries or operating affiliates fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, and the Ministry of Commerce, which regulates foreign investments in China, would have broad discretion in dealing with such violations, including:
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
If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may be affected in a material and adverse way.
     Jason Nanchun Jiang, who is one of the shareholders of Focus Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed naturalization procedures to become a citizenship of Singapore in the second quarter of 2009 for personal reasons.
     The “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, promulgated by six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, which became effective on September 8, 2006 and was revised in 2009, provides that change in the citizenship of a shareholder of a PRC domestic company does not change the nature of such PRC domestic company. Further, based on our enquiries and discussions with the relevant official of the local branch of the SAIC in Shanghai, we have also been orally informed that Jason Nanchun Jiang’s change in citizenship does not change the nature of our PRC operating affiliates. However, there is no guarantee that governmental authorities, mainly including the SAIC and the Ministry of Commerce, will not challenge such status due to change in law or change in implementation of relevant laws or for any other reason.

     If the ownership structure of our PRC operating affiliates is found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities, mainly including the SAIC and the Ministry of Commerce, would have broad discretion in dealing with such violations, including:
•  imposing fines or other monetary penalties on our PRC operating affiliates;
•  revoking the business and operating licenses of our PRC operating affiliates;
•  discontinuing or restricting our PRC operating affiliates’ operations;
•  requiring our PRC operaring affiliates to restructure the relevant ownership structure or operations.
     The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.
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
     For example, the PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 requires that registration with the local SAIC is necessary to create security interest on equity interest in a PRC company, which means that before the equity pledge is duly registered with the local SAIC, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding. Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their registry of shareholders according to then applicable law. It remains unclear whether the validity and enforceability of the equity pledge established before the promulgation of the PRC Property Rights Law will be adversely affected after the PRC Property Rights Law took effect. The Company attempted to register the relevant equity pledges after the PRC Property Rights Law became effective. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local SAIC authorities vary from city to city. Thus, we are still in the process of applying for registration of these equity pledges and there is no assurance that we can have these equity pledges registered on time or at all. Considering that we have not registered these existing equity pledges, and may fail to register future equity pledges, with the local SAIC, any equity pledge created under these equity pledge agreements may be considered unenforceable. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating affiliates, and our ability to conduct our business may be negatively affected.
Non-performance of the contractual arrangements with our PRC operating affiliates and their shareholders will result in material and adverse effect in our corporate structure and our business operation.
     Although we operate a substantive portion of our advertising business through contractual arrangements with our PRC operating affiliates and their respective shareholders, these contractual arrangements may not be as effective in providing us with control over our PRC operating affiliates as direct ownership. If we had direct ownership of our PRC operating affiliates, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if any individual designated by us as the shareholder were to refuse to transfer his equity interest in any of our PRC operating affiliates to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if the individual shareholder were otherwise to act in bad faith toward us, or if the individual or entity designated by us failed to cause the unrelated third parties holding minority interests in certain of our PRC operating affiliates to waive their right of first refusal or to cooperate with him or it to fulfill his or its contractual obligations, then we may have to take legal action to compel him to fulfill his or its contractual obligations. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against our PRC operating affiliates or its shareholders if they do not perform their obligations under their contracts with us or if any individual who holds the equity interest in our PRC operating affiliates does not cooperate with any such actions.
We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our WFOE operating subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOE operating subsidiaries currently have in place with our PRC operating affiliates in a manner that would materially and adversely affect our WFOE operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.
Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2007, 2008 and 2009, we made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively,including the reserve funds of our PRC operating subsidiaries and PRC operating affiliates. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. As of December 31, 2009, the amount of these restricted portions was approximately $789.6 million. Our PRC operating affiliates have historically not paid dividends to us from their accumulated profits, as we do not own any direct equity interest in these operating affiliates and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future. All of the reserve funds of our PRC operating subsidiaries and affiliates are generally available to us to use in expanding our business in China. Any limitation on the ability of our WFOE operating subsidiaries to receive distributions from their respective subsidiaries or pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

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
     As an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our WFOE operating subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
•  loans by us to our foreign invested enterprises to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange or its local counterpart; and
•  loans by us in foreign exchange to our PRC operating affiliates and our PRC operating subsidiaries owned by our WFOE operating subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with the PRC State Administration of Foreign Exchange or its local counterpart. In practice, it is very difficult if not impossible in most cases, to obtain the approval of or complete the registration regarding our loan to any PRC operating affiliate.
     We may also determine to finance our PRC foreign invested enterprises by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because our PRC operating affiliates and our PRC operating subsidiaries owned by our WFOE operating subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Business Overview — Regulatory Matters” of Item 4. “Information on the Company” of this annual report. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC operating affiliates and our PRC operating subsidiaries owned by our WFOE operating subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
     Furthermore, on August 29, 2008, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. When applying for conversion of foreign exchange in “capital account”, such as foreign exchange received from capital contribution or loans, into Renminbi, the company is required, except for small amount conversion not exceeding US$50,000 for daily expenses, submit to the bank the relevant documents supporting such conversion, such as the business contracts, related Renminbi payment notice, and documents evidencing the use of funds previously converted from foreign exchange in its capital account. Further, SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority, which is typically the Ministry of Commerce or its local counterparts, and registered with the local SAIC authority, and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to effectively use the net proceeds from future offerings of our ADRs through our PRC operating subsidiaries as our PRC WFOE operating subsidiaries may not convert the funds received from us or our non-PRC subsidiaries in foreign exchange into Renminbi to invest in or acquire any other PRC company or finance the operation or development of our PRC operating affiliates. While the Company is pursuing and will continue pursuing a strategy of development partly through acquisition of other advertising companies, SAFE Circular 142 may adversely affect our liquidity and our liability to fund and expand our business in the PRC.
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
     Further, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No.82 on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or Circular 82, which took effect on January 1, 2008. According to Circular 82, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) primary property, books and accounts, company seals and board and shareholder meeting minutes are kept or placed within China; and (iv) 50% or more of the directors with voting rights or senior management habitually reside within China. According to this Circular 82, in determining the location of de facto management, “substance over form” principle should be followed. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue.
     Most of our major board decisions, such as those relating to strategic planning, significant investments, raising fund and all matters related to capital market activities are made outside of the PRC. We have an office in Singapore and appointed a Vice President of Marketing and Strategies in April 2009, who habitually resides in Singapore and is in charge of our daily operations, including devising the Company’s development strategy, making key operational decisions and determining the compensation structure of our sales team. Since the beginning of 2009, our management team has been meeting and negotiating with potential overseas investors in the United States and Hong Kong for certain significant restructuring activities. We also appointed a new chief financial officer in January 2010, who spends most of his time in our office located in Hong Kong and is in charge of the Company’s investments, financial management, internal control and compliance. In addition, our senior management spends a significant amount of time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being deemed a PRC tax resident is low. However, if we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which would have an adverse effect on our effective tax rate and net income
PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.
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
     These regulations may affect our financial status, business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. We require our shareholders who are PRC residents or have PRC residents as its beneficial owner to comply with these SAFE regulations. However, we may not be fully informed of the identities of all our beneficial shareholders who are PRC citizens or residents, and we cannot compel our beneficial shareholders to comply with SAFE regulations. We cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied or will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, much uncertainty remains concerning the reconciliation of these regulations with other approval requirements. It is unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.
     Jason, Nanchun Jiang, who is a major beneficial owner of our company and a PRC resident under these SAFE regulations, has completed initial registration with SAFE. Due to frequent acquisitions and dispositions by the Company of its businesses which trigger the requirement on the subsequent registrations and filings with SAFE in accordance with these regulations, the complexity in registration requirements and time required for such registration and filing procedures, it is difficult to complete all the subsequent registrations and filings in a timely manner. As a result, Jason Nanchun Jiang has in the past failed and may fail in the future, to make subsequent registrations and filings for some of subsequent round trip investments and other material changes in the offshore company in accordance with these regulations. As our WFOE operation subsidiaries distribute dividends to their overseas parent companies from time to time, we may be penalized by SAFE if we are found that any of such distribution is made before our beneficial shareholders, who are PRC residents, fully complete their registrations and filings with SAFE.
     Furthermore, relevant SAFE implementation rules promulgated in 2007 require foreign-invested enterprises to disclose the ultimate ownership in them by PRC resident shareholders or beneficial owners to SAFE when they apply for the initial foreign exchange registration. In practice, SAFE may require foreign-invested enterprises to make such disclosure as well when they make subsequent foreign exchange registration in relation to their capital increase. Given these requirements, we typically engage an outside agent for the purposes of filing foreign exchange registrations on behalf of our subsidiaries. Despite these efforts, such disclosure was not made when one of our WFOE operating subsidiaries applied for its initial foreign exchange registration and when another WFOE operating subsidiary filed a subsequent foreign exchange registration in relation to its capital increase. The existing and future failures by our WFOE operating subsidiaries to make such disclosure may inhibit their ability to pay dividends to us.

     The failure or inability of us or our PRC resident shareholders or beneficial owners to comply with these regulations may subject us to fines and other legal sanctions although no legal or administrative sanctions have been taken against us so far. In particular, regarding the dividends distributed by our WFOE operating subsidiaries prior to the completion of subsequent registrations by our PRC resident shareholders or beneficial owners, SAFE may, at its discretion, choose to order our PRC resident shareholders or beneficial owners to complete the necessary subsequent registration, to order our WFOE operating subsidiaries to procure the wiring of the foreign exchange back to the PRC in an amount equal to the dividends previously distributed, and to impose monetary fines in an amount up to that of the dividends so distributed. If any of such penalties are imposed, our business operations and financial status could be adversely affected. Furthermore, the non-compliance may also restrict our overseas or cross-border investment activities, limit our ability to inject additional capital into our PRC WFOE subsidiaries and the ability of our PRC WFOE subsidiaries, to make distributions or pay dividends, or materially and adversely affect our ownership structure in which case, our acquisition strategy, business operations and financial status and our ability to distribute profits to you could be materially and adversely affected. And such SAFE regulations may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
     See “Exchange Controls” in Item 10. “Additional Information” in this annual report.
A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.
     Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and a relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. We attempted to comply with these rules. But due to lack of implementation rules, SAFE has not accepted the application for the required registration until recently. As a result, we and our PRC option holders have not yet completed such registration and other relevant procedures, and are in the process of communicating with SAFE for such registration. If we or our PRC option holders fail to comply with these rules in a timely manner or at all, we or our PRC option holders may be subject to fines and other legal sanctions.
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
     Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and operating affiliates are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Item 5. Operating and Financial Review and Prospects — Taxation” for a discussion of the transactions referred to above. In compliance with existing PRC law, our PRC operating subsidiaries and affiliates have filed with the relevant tax authorities on an annual basis a report disclosing any related party transactions. As of the date of this Form 20-F, we have not received any order or notice from the PRC tax authorities requiring an upward adjustment of our tax liability or otherwise challenging any related party transaction. However, there can be no assurance that the PRC tax authorities will not conduct an audit or issue any negative order with respect to any related party transaction in the future. A finding by the PRC tax authorities that any of our PRC operating subsidiaries or affiliated entities are ineligible for their tax exemptions or an order by the PRC tax authorities that requires an upward adjustment on taxation or any interest on late payments or other penalties should be imposed would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.
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

Further, in 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, regarding the operation of boat-based advertising platform on the Huangpu River, we suspended operation of the LED billboard abroad the boat. Accordingly, we recorded an aggregate impairment loss of $36.9 million for the year ended December 31, 2009 as, following renovations and outfitting of the boat for non-passenger and non-cargo services and an eight-month solicitation effort to use the boat for advertising purposes in other markets, we were unable to find a suitable alternative market where the boat could be put to active use.
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
     According to relevant PRC laws, a company shall conduct business within its business scope and make supplementary registration with the relevant company registration authority if the company expands or changes its business operation. Furthermore, a company that sets up a branch to conduct an advertising business in a location where it is not registered must register with the local branch of the SAIC. As our business expands, some of our indirect operating subsidiaries or our operating affiliates may fail to register with the relevant local branch of SAIC for their expansion of business or for their branch offices in each of the cities where we operate and, as a result, we may be subject to administrative order for rectification and penalties for failing to register. These penalties may include, fines, disgorgement of profits or revocation of business license of our operating subsidiaries or our operating affiliates, although we believe that, as a matter of practice, the authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violations of the requirement to register with the local branches of SAIC for our local branch offices or for our expansion of business, or that these penalties would not substantially inhibit our ability to operate our business.
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
     Jason Nanchun Jiang beneficially owns approximately 15.05% of our outstanding ordinary shares through his investment entity JJ Media Investment Holding Limited. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also one of two shareholders of certain of our affiliated PRC entities with which we have contractual arrangements that are essential to our business. The continuing cooperation of these PRC affiliated entities, and their shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Our legal and commercial name is Focus Media Holding Limited. Our principal executive offices are located at Unit No.1 on the 20th Floor of The Centrium, 60 Wyndham Street, Central, Hong Kong, and our telephone number is +852-3752-8009. Our Internet website address is www.focusmedia.cn . Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home television advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.
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
     In February 2010, we announced the implementation of a share repurchase program of up to $200 million over the next twelve months which we increased to up to $300 million in August 2010. We repurchased approximately 11,915,944 of our ADS for approximately $236.7 million up to September 20, 2010, which included a privately negotiated repurchase of 9,523,810 ADSs from Fosun International for $200 million.
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
•  our LCD display network, which refers to our network of flat-panel television displays placed in high-traffic areas of commercial and public buildings marketed to advertisers as a network or as seven separate channels targeting different types of consumers—our premier A and B office building channels, travel, fashion, elite and IT mall channels;
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
     The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
LCD display network:
Number of displays:
Our direct cities	114,426	117,440	114,300	122,597	125,796	128,089	125,467	125,595
Our regional distributors(1)	4,814	5,700	5,831	5,436	5,423	5,425	5,423	5,411

Total	119,240	123,140	120,131	128,033	131,219	133,514	130,890	131,006

In-store network:(2)
Number of displays in our in-store network	61,420	58,493	56,614	42,824	42,340	44,783	45,195	44,517

Number of stores in our in-store network	3,874	3,609	3,479	3,275	3,171	3,209	3,265	3,097

Poster frame network:
Number of frames installed in our poster frame network(3) (4)	246,920	275,985	303,359	324,364	327,969	284,988	262,301	261,076

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
Traditional billboard network
     We operate traditional outdoor poster billboards of approximately 200 m 2 to 300 m 2 in size that are in installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in Beijing, Shanghai, Guangzhou and most tier 2 cities. We also operate traditional poster billboards of 18 meters by 6 meters by the roadsides of national and provincial highways. As of December 31, 2009, we operated approximately 335 traditional poster billboards in prime commercial and shopping areas and along national and provincial highways. In the third quarter of 2009, we disposed of one of our subsidiaries which was engaged in the traditional outdoor billboard advertising business.

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
Facilities
     We currently maintain our headquarters at Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. We also have offices in more than 50 other cities in China.
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
     We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3.D Key Information—Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “—If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “ —We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.
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
Advertising Content
     PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities in charge of administrating relevant industries for content approval prior to dissemination. Detailed requirements on the aforesaid content approval vary based on the type of the advertised commodity under various special advertising regulations. In general, the relevant governmental authorities will review the supporting documents evidencing that the relevant advertisement clients have obtained requisite industry licenses or qualifications for their business operation and sufficient permits required for specific type of the communities, and the supporting documents justifying the accuracy of the advertisement contents such as certificates of patents as described by relevant advertisements. Upon the approval, the relevant approval authorities usually issue certificates or permits evidencing the approval. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements shown on our network.
     Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must employ qualified advertising inspectors to review the prescribed supporting documents provided by advertisers for advertisements and to verify that the content of the advertisements comply with applicable PRC laws and regulations. We also design our advertising contracts terms to provide us with the contractual rights to early terminate the agreements and cancel the advertisement dissemination plan in case the advertisement contents contradict the content requirements under the PRC laws. In addition, prior to distributing advertisements for certain commodities and services which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. For example, for those subject to prior content approval such as health foods, medical instruments, medical treatments, pharmaceuticals, veterinary pharmaceuticals and pesticides, the advertising distributors are obligated to review the prior content approval certificate or permits. For certain other types of advertisements such as those on foodstuffs, cosmetics, real properties, alcohol, and cultural performances, the advertising distributors are required to review special supporting documents evidencing the accuracy of the advertisement contents, including without limitation proof of quality inspection of the advertised products or services. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties such as the intellectual property rights of the other parties or the reputation of our clients’ competitors in the course of their advertising business.
     Our sales function is separate from our legal and compliance function, but we train all of our sales staff to be aware and knowledgeable about government rules and regulations relating to advertising content. We do not generally produce or generate advertising content ourselves, but disseminate advertising content that has already been produced and been through the necessary review and approval processes, and do not believe there are significant conflicts between our staff’s sales role and the need to review for legal compliance. Our legal and compliance function separately reviews content for compliance with relevant laws. In additional, as we generally do not produce advertising content but display advertising produced by our clients or their advertising agents, we require our clients to provide advertising content that has been reviewed by the relevant authorities and received the relevant approvals.
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
Regulation of Equity Pledge
     The PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 requires that registration with the local SAIC authorities is necessary to create a security interest on an equity interest in a PRC company, which means that before the equity pledge is duly registered with the local SAIC authorities, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding.
     Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. It remains unclear whether the validity and enforceability of the equity pledge established before the promulgation of the PRC Property Rights Law will be adversely affected after the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their register of shareholders according to then applicable law. The Company attempted to register the relevant equity pledges after the PRC Property Rights Law became effective. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local SAIC authorities vary from city to city. Thus, we are still in the process of applying for registration of these equity pledges and there is no assurance that we can have these equity pledges registered on time or at all. Considering that we have not registered these existing equity pledges, and may fail to register future equity pledges, with the local SAIC, any equity pledge created under these equity pledge agreements may be considered unenforceable. See “Risk Factors—Risks Relating to Compliance with PRC Law— We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.”
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
Our Corporate Structure and Contractual Arrangements
     Most of our major board decisions, such as those relating to strategic planning, significant investments, raising fund and all matters related to capital market are made outside of the PRC, while substantially all of our business operations are conducted in China as follows:
•  with regard to the operation of our commercial location and in-store network, through (i) our indirect operating subsidiaries such as Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Focus Media (China) Information Technology Co., Ltd., or FM China Information, for non-advertising ancillary business operation, (ii) Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, one of our operating affiliates, and (iii) certain subsidiaries of Focus

•  Media Advertisement and Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, for advertising business operation;
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
     The following chart shows our organizational structure of our material subsidiaries and affiliates as of August 30, 2010.

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates.

(3)	Agreements that ensure a substantial portion of the economic benefits of our operations in the PRC are maintained by our PRC operating subsidiaires, as described in “Related Party Transactions”.

(4)	Focus Media Advertisement is 85% owned by Jason Nanchun Jiang and 15% owned by Jimmy Yu.

(5)	The Focus Media directly or indirectly WFOE operating subsidiaries include the WFOE operating subsidiaries (i) relating to our out-of-home television network operations include but not limited to Focus Media Technology, Focus Media Digital , FM China Technology and Focus Media Defeng Advertisement, and (ii) relating to our poster frame network operations.

(6)	These consist of subsidiaries of Focus Media Advertisement, which holds between 50% and 100% of the subsidiaries, with the remaining minority interest held by individual or entity designated by us or unrelated third parties, which operate our out-of-home television network, poster frame network, and movie theatre advertising business.

(7)	Other Focus Media operating subsidiaries include those directly or indirectly owned by Focus Media Digital, which operate a portion of our-of-home television network and poster frame network.

(8)	Huaguang operating subsidiaries include those directly or indirectly owned by Hua Kuang Advertising Company Ltd.
     In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising industries in China. Accordingly, PRC regulations stipulate that starting from December 10, 2005, foreign investors are allowed to directly own 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or to directly own less than 100% if the foreign entity has at least two years of direct operations in the advertising business outside of China. Generally we do not currently directly operate an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in advertising industry. It may be burdensome or not cost effective for us to reorganize in accordance with the criteria for direct ownership. We intend to explore the commercial feasibility of changing our current structure, including possibly direct ownership of our PRC operating affiliates, taking into consideration relevant cost, market, competitive and other factors. In the event we take such steps, we cannot assure you that any restructuring we may undertake to facilitate direct ownership will be successful.
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

     We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in advertising businesses, we could be subject to severe penalties. See “Item 3.D Key Information—Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties” , “—If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “—We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.
     We periodically reevaluate the degree to which we will exert more direct control over our advertising operations and intend to rely less on contractual arrangements in the future. The steps we may take to achieve a greater degree of direct control over our operations could include (i) continuing to increase the portion of our business operations conducted through our indirect PRC subsidiaries rather than through contractual arrangements with our affiliates, (ii) exercising the call option under the contractual arrangements our subsidiaries have entered into with the shareholders of our PRC operating affiliates or (iii) transferring the equity interests held by the individuals who are shareholders of our PRC operating affiliates to (A) a foreign entity that is qualified under PRC regulations for 100% direct ownership an advertising business or (B) one of our indirect PRC subsidiaries.
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

     We have executed a number of strategic and operational reorganizations during the three years ended December 31, 2009, as described below:
In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report..After this acquisition, we acquired ten entities providing wireless advertising service in 2007. The business model of these wireless advertising services had been based on sending both solicited and unsolicited advertisements via short messaging service, or SMS, to mobile phone users. In March 2008, there was extensive negative media coverage on this form of advertising, and shortly thereafter, the Ministry of Information Industry, or MII, the national regulating authority of the telecom industry, ordered all local telecom regulators and telecom operators at all levels to strengthen regulations over SMS advertisements, in particular so-called “spam” or unsolicited advertisements and messages. As a result, several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or prohibiting companies from engaging in unsolicited short messaging advertising activities. In light of this sudden adverse change in the legal, regulatory and publicity environment, in December 2008, we discontinued operations of our mobile handset advertising network, and sought to dispose of this business. The original owners of our mobile handset business were still our key competitors with respect to this business, and as such, there was a limited choice of potential purchasers. We negotiated with the original owners of the mobile handset business to terminate the purchase agreements and return each business to the original owners, which were more willing to accept the risks associated with the change in the legal, regulatory and publicity environment. In exchange, the original owners waived their right to future earn-out payments due to them under the purchase agreement or paid a purchase price that was significantly less than the price we paid to acquire the business before the change in the business environment.. This business has been accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.
On March 28, 2007, we acquired Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, the leading Internet advertising company in China. We also acquired ten other entities that provided Internet advertising service during 2007 and 2008. We believed that as a result of those acquisitions we would be in a better position to negotiate pricing with internet property owners and rebate rates with 4A agencies, while promoting Allyes Smart Trade’s advertising performance tracking platform and facilitating cross-sales between our other internet businesses and other business lines. However, the acquisition did not result in these synergies anticipated due to the expansion of the Chinese internet advertising market, which permitted international agencies determined to enter the market to reduce their reliance on local agencies. As such, rebate rates from 4A agencies did not increase by as much as we had originally expected. Furthermore, major internet property owners were reluctant to lower their inventory prices due to the strong demand for their inventories. For these reasons, Allyes and most of the internet businesses that we acquired have seen their gross margins and operating profits steadily decline from 2007 to 2010 and the number of days outstanding for account receivables increased to a level that was inconsistent with our other lines of business. Since our internet advertising business, as a whole had been an underperforming unit, we decided to refocus our growth strategy on the organic growth of our core businesses, namely advertising through LCD display poster frame, in-store and movie theater networks. We first disposed of the six acquired internet subsidiaries because the earn-out periods for each of these acquisitions was still in effect. However, due to significant accrued and potential contingent payments of those subsidiaries we could not locate a buyer willing to purchase these subsidiaries. Therefore, we negotiated with the respective original owners of these subsidiaries, who were the incumbent management, to cancel the accrued and potential contingent payments owed to them pursuant to the terms of the respective purchase agreements in exchange for returning the business to them. The operations of these disposed subsidiaries are accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

On January 2, 2008, we completed the acquisition of CGEN Digital Media Company Limited, or CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former CGEN shareholders and the former CGEN shareholders delivered 100% of the equity interest in CGEN to us. One of the primary reasons for the acquisition of CGEN was to consolidate the in-store advertising market with the hope of reducing rental fees paid to chain-store owners. However, this acquisition did not result in chain-stores lowering their rental fees as expected. Instead, the chain-stores expected we would maintain the multi-year rental fee agreements entered into by CGEN prior to the acquisition and expected we would pay for CGEN’s overdue rental fees, which amounted to RMB110 million immediately prior to the disposition. Given these circumstances, we decided to dispose of one of CGEN’s PRC operating affiliates, CGEN Media Advertising Co., Ltd., or CGEN Media, to avoid being required to pay CGEN Media’s overdue rental fees and to possibly influence the chain-stores to renegotiate rental agreements on more favorable terms. Based on the above considerations, we terminated the share purchase agreement and sold CGEN Media, including all accounts receivables and account payables, to a third party, who is neither related to us nor the original owners, for zero consideration. After the disposal of CGEN Media in December 2008, the Company negotiated new rental agreements with two primary chain-stores in China in April 2009 and April 2010, respectively, thereby reducing rental fee levels by 73% and 81% respectively. Despite the disposition of CGEN Media, we retained CGEN’s in-store monitors for future similar use. We also began to negotiate leases with the existing location providers of CGEN in order to conduct similar advertising business. We concluded that these constituted migration of revenue and continuing involvement. As such, the results of CGEN’s operations was accounted for as part of results from continuing operations in the year ended December 31, 2008.
On December 22, 2008, we entered into an asset purchase agreement with SINA Corporation, pursuant to which we agreed to sell substantially all of the assets of our LCD display network, poster frame network and in-store network. The assets and liabilities were presented as held for sale as of December 31, 2008. However, the transaction was terminated on September 30, 2009 jointly by both parties as SINA’s application to MOFCOM for review under the PRC Anti-Monopoly Law was not accepted for review by MOFCOM and the parties would not be able to pursue and complete that process within the time period for consummation set forth in the agreement. Accordingly, we continue to own and operate the assets that were the subject of the original purchase and sale agreement. The assets and liabilities have been reclassified in 2009 in the balance sheet as held for use and the results have been reclassified from discontinued operations to continuing operations for all periods presented.
In October 2007, we acquired Zong Heng Pin Yu, which owned an advertising license for use on the Huangpu River in Shanghai, from an unrelated third party. After the acquisition, we purchased a boat as the adverting platform on the Huangpu River and commenced commercial operations in January 2008. On January 4, 2009, the Shanghai Municipality Government amended its regulations governing outdoor advertisements to prohibit non-passenger and non-cargo boats from engaging in advertising activities on all rivers within Shanghai until December 31, 2010. We believed there was a high likelihood that the regulation would remain effective indefinitely. Since the license we obtained through the acquisition of Zong Heng Pin Yu could only be utilized for advertising on the Huangpu River and it was not commercially viable to use the boat for any other purpose, as, following renovations and outfitting of the boat for non-passenger and non-cargo services and an eight-month solicitation effort to use the boat for advertising purposes in other markets, we were unable to find a suitable alternative market where the boat could be put to active use. As a result, we fully impaired the long-lived assets associated with our boat-based advertising platform in 2009, recording an aggregate impairment loss of $36.9 million for the year ended December 31, 2009
During 2009, we discontinued operations of certain poor performing subsidiaries in our Internet advertising business.
In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to purchase an aggregate 38% interest in Allyes from us. We entered into this arrangement to incentivize the Allyes management in order to try to maximize the operations and value of Allyes. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.
On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided excellent value to our company and our shareholders.
We determine whether a subsidiary is underperforming based on certain metrics, including the subsidiary’s (i) current and potential gross profit, (ii) current and potential operating profit and (iii) current and potential working capital requirement. The discontinued operations of these subsidiaries are classified as discontinued operations for all periods presented.
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
     The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2007		2008		2009
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Total revenues	$410,228	100.0%	$642,335	100%	$505,035	100%
Cost of revenues:
Net advertising service cost:
LCD display network	51,850	12.7%	77,866	12.1%	75,467	15.0%
In-store network	23,502	5.7%	61,834	9.6%	24,170	4.8%
Poster frame network	28,086	6.8%	59,815	9.3%	95,401	18.9%
Internet advertising network	51,722	12.7%	89,052	13.9%	98,721	19.5%
Movie theatre & traditional outdoor billboards	28,507	6.9%	56,944	8.9%	45,085	8.9%

Advertising service cost	183,667	44.8%	345,511	53.8%	338,844	67.1%
Other cost	798	0.2%	1,723	0.3%	290	0.1%

Total cost of revenues	$184,465	45.0%	$347,234	54.1%	$339,134	67.2%

Gross profit	$225,763	55.0%	$295,101	45.9%	$165,901	32.8%

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

	For the year ended December 31,
	2007		2008		2009
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
		(in thousands of U.S. dollars, except percentages)
Gross profit	$225,763	55.0%	$295,101	45.9%	$165,901	32.8%
Operating expenses:
General and administrative	45,641	11.1%	90,194	14.0%	120,191	23.8%
Selling and marketing	60,708	14.8%	95,400	14.9%	107,184	21.2%
Impairment loss	—	0.0%	596,069	92.8%	86,303	17.1%
Other operating income	(7,645)	(1.9)%	182,522	28.4%	10,848	2.2%

Total	98,704	24.0%	964,185	150.1%	324,526	64.3%

Income from operations	127,059	31.0%	(669,084)	(104.2)%	(158,625)	(31.5)%

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
•  change in reportable segments; and/or
•  results of testing for recoverability of a significant asset group within a reporting unit.
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
     As of December 31, 2007, 2008 and 2009, we had a goodwill balance of $943.4 million, $30.7 million and $410.4 million, respectively. Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. The following table presents the changes in our goodwill balance for the years ended December 31, 2008 and 2009:

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

     The contingent consideration for our reporting units were each calculated at multiples of approximately 1 to 17.5 of the specified earning targets for each individual entity, which were determined at the time of the acquisitions. In contrast, the goodwill impairment test was performed at the reporting unit level, as opposed to the individual entity level. Further, the reporting unit’s fair value is based on projected performance as opposed to historical performance.
Goodwill impairment in 2008
     In December 10, 2008, we announced termination of CGEN share purchase agreement and the disposal of the business. As a result, we impaired the full outstanding balance of goodwill arising from the CGEN acquisition of $145.6 million, and was recorded in “other operating expenses (income), net” in the consolidated statements of operations.
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
     In the fourth quarter of 2009, the Group paid further contingent consideration of $14.0 million related to the poster frame network reporting unit. The contingent consideration for the poster frame units was calculated based on multiples of 1 to 2 of the achieved earnings target, which were determined at the time of the acquisitions. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2010, the most recent impairment analysis date. The impairment test for goodwill arising from poster frame acquisitions was performed for the whole reporting unit rather than for each individual subsidiary. As a result, when the reporting unit’s fair value, which is based on management’s forecasted operating results for the reporting unit as a whole, declined significantly due to contracting customer demand caused by the financial crisis and increased competition, the additional goodwill arising from such contingent consideration was impaired even though individual subsidiaries were able to meet their respective earnings targets. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
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
     We settled contingent purchase consideration of $33.2 million associated with the movie theatre and traditional outdoor billboard reporting unit during the year ended December 31, 2009. The entire $33.2 million related to the traditional outdoor billboard portion of this unit. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to the December 31, 2008, the most recent impairment analysis date, which was still lower than the carrying amount of the reporting unit on December 31, 2009. As the balance of goodwill remained at zero at December 31, 2009, no annual impairment test for movie theatre and traditional outdoor billboard reporting unit was required.
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
     Despite experiencing significant revenue growth in all lines of businesses from 2007 to 2008, we experienced significant order cancellations in the fourth quarter of 2008 from customers in our LCD network and poster frame network. As a result, we experienced the first sequential decline in revenue in our history during the quarter ended December 31, 2008. Except for the 2008 fiscal year, the fourth quarter of each year has historically been our strongest quarter during our five year history as a public company because advertisers generally discuss the upcoming year’s advertising budget with media at the end and the beginning of each year. This trend, however, was not experienced in the fourth quarter of 2008 or the first quarter of 2009. In addition, our LCD network and poster frame network have historically relied on advertisers from the automobile and financial service industries, which in aggregate accounted for approximately 30% of our revenue in 2008. Both of these industries were severely affected by the global financial crisis, and many of our major customers from these industries were facing significant financial problems, including in some cases the possibility of bankruptcy. Given these circumstances, we estimated that customer demand for advertising on our LCD network was unlikely to recover for a prolonged period of time and considered the circumstance to be an indicator of impairment. Based on the impairment assessment performed, we impaired the equipment prepared for network expansion.
     Despite our disposal of CGEN in December 2008, we continued our in-store advertising business as we retained the in-store monitors acquired from CGEN for future use in our own organic in-store advertising business. Customer interest in the in-store LCD display network acquired from CGEN declined when it was announced that we disposed of CGEN in December 2008. However, organic growth of our own in-store advertising business, which was similar in size to CGEN, has continued apace. Customer demand for our in-store networks is attributable primarily to the fast moving consumer goods, or FMCG, industry which tend to prefer to place advertisements on the in-store network, where they can directly target consumers for their products. Advertising demand for FMCG tends to be less cyclical compared to the automobile and financial service industries that comprise a more significant portion of other parts of our advertising network.
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
Impairment of long-lived assets in 2009
     During the first quarter of 2009, we announced that we would cease expansion of our digital poster frame networks and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of our boat-based advertising platform on the Huangpu River. As part of the assets to be sold to SINA, both digital poster frames and boat-based advertising platform on the Huangpu River were classified as assets held-for-sale until September 2009. In accordance with U.S. GAAP, such assets were not depreciated or amortized nor were they subject to the same impairment analysis as assets held and used. With the termination of the agreement with SINA in the third quarter of 2009, the Company decided that the chances of fully utilizing the majority of our digital frames or selling them to third parties in the future were remote as manifested by deteriorating quarterly revenue and gross profit performances since the beginning of 2009. As a result, the Company recorded an impairment loss of $27.0 million, which represents the excess of carrying amount of those digital frames over their fair value, representing the estimated salvage value of those digital frames that could be utilized as spare parts for the equipment already installed and in use as of March 31, 2009. The Company also decided that the chances of resuming operation of the boat-based advertising platform on the Huangpu River were remote and that it was not be economically viable to operate the platform on other rivers in China and, therefore, recorded an impairment loss of equipment and intangible assets associated with the platform of $9.5 million and $3.2 million, respectively.
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
     In addition, a $22.2 million impairment loss was recorded for the acquired intangible assets for certain subsidiaries in our internet advertising business that were underperforming. The impaired intangible assets primarily consisted of technology, lease agreements, customer base and trademark. We also recorded a $1.5 million impairment loss on equipment related to the discontinuation of our mobile handset advertising business and a $2.3 million impairment loss on equipment from the disposal of CGEN.
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
2008 acquisitions:
     In January 2008, we acquired CGEN Digital Media Company, Limited (“CGEN”), which was our largest competitor in the in-store advertising segment. The purchase price included cash of $168.4 million, all of which was paid in 2009, and assumed net liabilities of $14.2 million. In addition, additional purchase consideration was contingent based on the achievement of certain earnings targets, and calculated at multiples of not greater than 17.5 of 2008 audited net income of CGEN, which should be determined in any event no later than May 15, 2009 and should not be greater than $90.8 million. Contingent payment should be made five business days following the delivery of 2008 audited results. The contingent consideration should be in no event less than zero nor greater than $90,781,250. We also made a loan of $30 million to finance CGEN’s working capital prior to the closure of the acquisition. The acquisition was recorded using the purchase method of accounting and the goodwill was assigned to the in-store advertising segment.
     On December 10, 2008, we announced the restructuring of our in-store advertising segment, the disposal of CGEN and the termination of the CGEN acquisition agreement. As a result, we recognized a loss on disposal of CGEN of $190.5 million.
     We acquired six entities in the poster-frame advertising segment for cash consideration of $1.2 million in 2008. We recognized acquired intangible assets of $7.9 million and recognized goodwill of $0.4 million, which was assigned to the poster fame advertising services segment. In addition, there is contingent consideration calculated at multiples of 1 to 2 of achieved earnings results for three years subsequent to the acquisition, subject to further attainment of certain operational targets, which will be paid when the contingency is resolved. The earning results typically will be audited and delivered to the Company and the sellers within three to six months following the fiscal year, and the contingent considerations are typically paid within thirty business days after the results are audited and delivered. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, we recorded a liability of $7,396,190, which was equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     We acquired two entities which provide Internet advertising service for nil cash consideration in 2008. We recognized acquired intangible assets of $0.7 million. Part of the purchase consideration is contingent and is calculated at multiples of approximately 1 to 3 of achieved earnings results for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The earning results typically will be audited and delivered to the Company and the sellers within three to six months following the fiscal year, and the contingent considerations are typically paid within thirty business days after the results are audited and delivered. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, we recorded a liability of $0.7 million, which was equal to the excess of the fair value of the assets acquired over cost on the date of acquisition. In 2009 through a series of transactions, we sold of our equity interest in these two entities back to their original owners.
2009 acquisitions:
     We did not make any significant acquisitions in 2009. We made aggregate cash payments of $92.4 million during the year as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries and resolved contingent consideration. Accordingly, we recorded additional goodwill of $81.8 million.
Disposition
2008 Disposition
     On December 10, 2008, we announced the restructuring of our in-store advertising segment the disposal of CGEN and the termination of the CGEN share purchase agreement. See — “Item 5 — Overview” We sold all of CGEN Media’s assets and liabilities to a third party, which was neither related to us nor the original owners. We retained the portion of CGEN business that owned the in-store monitors for future similar use and began to negotiate leases with the existing location providers of CGEN in order to conduct similar advertising business. We concluded that these constituted migration of revenue and continuing involvement. As such, the results of CGEN’s operations have been classified as a component of continuing operations. We recognized a loss on the disposal of CGEN of $190.5 million, which includes the write-off of the carrying value of intangible assets and goodwill of $39.5 million and $145.6 million, respectively, for the year ended December 31, 2008 that was recorded as other operating expense in the statement of operations.
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

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
	(in thousands of U.S. dollars)
Net revenues:
LCD display network (1)	$46,077	$61,485	$73,479	$58,464	$34,324	$54,250	$55,810	$64,115
In-store network (1)	17,271	17,020	16,765	9,663	6,344	8,967	7,646	7,389
Poster frame network (1)	29,179	37,313	43,962	36,297	23,537	26,499	22,130	26,796
Internet advertising network (1)	26,304	32,689	31,659	23,908	21,288	24,967	28,171	33,445
Movie theatre & Traditional outdoor billboards (1)	16,378	19,629	19,609	21,562	19,211	14,762	12,487	12,597

Total advertising service revenue	135,209	168,136	185,474	149,894	104,704	129,445	126,244	144,342
Other revenue	3,090	171	234	127	2	95	197	6

Total revenues	138,299	168,307	185,708	150,021	104,706	129,540	126,441	144,348

Cost of revenues:
LCD display network	14,700	14,760	16,792	31,614	11,626	10,585	38,636	14,620
In-store network	17,243	18,428	13,098	13,065	4,267	6,025	11,490	2,388
Poster frame network	11,646	15,666	16,766	15,737	12,345	12,858	52,550	17,648
Internet advertising network	20,542	25,946	23,536	19,028	17,414	22,505	31,135	27,667
Movie theatre & Traditional outdoor billboards	12,516	15,696	13,531	15,201	14,164	10,885	9,486	10,550

Advertising service cost:	76,647	90,496	83,723	94,645	59,816	62,858	143,297	72,873
Other cost	1,303	162	222	36	—	93	194	3

Total cost of revenues	77,950	90,658	83,945	94,681	59,816	62,951	143,491	72,876

Gross profit	60,349	77,649	101,763	55,340	44,890	66,589	(17,050)	71,472

Operating expenses:
General and administrative	17,259	19,133	24,177	29,625	23,722	27,578	23,665	45,226
Selling and marketing	19,898	23,267	26,022	26,213	19,440	26,380	32,948	28,416
Impairment loss	—	—	—	596,069	9,271	25,773	37,232	14,027
Other operating income	(2,007)	(3,991)	(3,950)	192,470	(3,349)	243	15,364	(1,410)

Total operating expenses	35,150	38,409	46,249	844,377	49,084	79,974	109,209	86,259

Income (loss) from operations	25,199	39,240	55,514	(789,037)	(4,194)	(13,385)	(126,259)	(14,787)
Interest income	2,348	1,150	1,718	2,312	1,576	1,292	1,012	1,381

Income (loss) from continuing operations before income taxes	27,547	40,390	57,232	(786,725)	(2,618)	(12,093)	(125,247)	(13,406)
Provision for income taxes	4,820	7,855	7,142	6,967	2,983	5,849	(4,833)	5,856

Net income (loss) from continuing operations	22,727	32,535	50,090	(793,692)	(5,601)	(17,942)	(120,414)	(19,262)
Net income (loss) from discontinued operations, net of tax	(76,339)	4,594	2,161	(12,914)	(73)	(4,806)	(8,201)	(33,434)

Net income (loss)	(53,612)	37,129	52,251	(806,606)	(5,674)	(22,748)	(128,615)	(52,696)
Net income (loss) attributable to noncontrolling interests	198	999	900	(2,247)	19	223	2,958	324

Net income (loss) attributable to Focus Media Holdings Limited shareholders	$(53,810)	$36,130	$51,351	$(804,359)	$(5,693)	$(22,971)	$(131,573)	$(53,020)

(1)	Advertising service revenue is presented net of sales taxes. The following tables present the unaudited quarterly sales taxes information:

	For the three months ended
Consolidated Statement	March	June 30,	September	December	March	June 30,	September	December
of Operations Data	31, 2008	2008	30, 2008	31, 2008	31, 2009	2009	30, 2009	31, 2009
	(in thousands of U.S. dollars)
Sales taxes:
LCD display network	$4,979	$5,263	$7,789	$6,621	$3,987	$5,597	$4,502	$6,538
In-store network	1,806	1,777	1,748	988	671	933	804	784
Poster frame network	2,662	3,450	4,226	3,525	2,271	2,755	2,025	2,513
Internet advertising network	1,360	1,588	1,625	1,567	1,198	1,430	1,266	1,418
Movie theatre & Traditional outdoor billboards	697	733	680	735	635	268	315	269

Total	$11,504	$12,811	$16,068	$13,436	$8,762	$10,983	$8,912	$11,522

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

     The following table presents our unaudited consolidated quarterly financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2008	2008	30, 2008	31, 2008	2009	2009	30, 2009	31, 2009
Net revenues:
LCD display network (1)	33.3%	36.5%	39.6%	39.0%	32.8%	41.9%	44.1%	44.4%
In-store network (1)	12.5%	10.1%	9.0%	6.4%	6.1%	6.9%	6.0%	5.1%
Poster frame network (1)	21.1%	22.2%	23.7%	24.2%	22.5%	20.5%	17.5%	18.6%
Internet advertising network (1)	19.0%	19.4%	17.0%	15.9%	20.3%	19.3%	22.3%	23.2%
Movie theatre & Traditional outdoor billboards (1)	11.8%	11.7%	10.6%	14.4%	18.3%	11.3%	9.9%	8.7%
Other revenues	2.3%	0.1%	0.1%	0.1%	0.0%	0.1%	0.2%	0.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
LCD display network	10.6%	8.8%	9.0%	21.1%	11.1%	8.2%	30.6%	10.1%
In-store network	12.5%	10.9%	7.1%	8.7%	4.1%	4.7%	9.1%	1.7%
Poster frame network	8.4%	9.3%	9.0%	10.5%	11.8%	9.9%	41.6%	12.2%
Internet advertising network	14.9%	15.4%	12.7%	12.7%	16.6%	17.3%	24.6%	19.2%
Movie theatre & Traditional outdoor billboards	9.0%	9.3%	7.3%	10.1%	13.5%	8.4%	7.4%	7.3%
Other costs	0.9%	0.1%	0.1%	0.0%	0.0%	0.1%	0.2%	0.0%

Total cost of revenues	56.3%	53.8%	45.2%	63.1%	57.1%	48.6%	113.5%	50.5%

Gross profit	43.7%	46.2%	54.8%	36.9%	42.9%	51.4%	(13.5)%	49.5%
Operating expenses:
General and administrative	12.5%	11.4%	13.0%	19.7%	22.7%	21.3%	18.7%	31.3%
Selling and marketing	14.4%	13.8%	14.0%	17.5%	18.6%	20.4%	26.0%	19.7%
Impairment loss	0.0%	0.0%	0.0%	397.3%	8.8%	19.9%	29.4%	9.7%
Other operating income	(1.5)%	(2.4)%	(2.1)%	128.3%	(3.2)%	0.1%	12.2%	(1.0)%

Total operating expenses	25.4%	22.8%	24.9%	562.8%	46.9%	61.7%	86.3%	59.7%

Income (loss) from operations	18.3%	23.4%	29.9%	(525.9)%	(4.0)%	(10.3)%	(99.8)%	(10.2)%
Interest income	1.7%	0.7%	0.9%	1.5%	1.5%	1.0%	0.8%	1.0%
Income (loss) from continuing operations before income taxes	20.0%	24.1%	30.8%	(524.4)%	(2.5)%	(9.3)%	(99.0)%	(9.2)%

Provision for income taxes	3.5%	4.7%	3.8%	4.6%	2.8%	4.5%	(3.8)%	4.1%

Net income (loss) from continuing operations	16.5%	19.4%	27.0%	(529.0)%	(5.3)%	(13.8)%	(95.2)%	(13.3)%
Net income (loss) from discontinued operations, net of tax	(55.3)%	2.7%	1.2%	(8.7)%	(0.1)%	(3.7)%	(6.5)%	(23.2)%

Net income (loss)	(38.8)%	22.1%	28.2%	(537.7)%	(5.4)%	(17.5)%	(101.7)%	(36.5)%
Net income (loss) attributable to noncontrolling interests	0.1%	0.6%	0.5%	(1.5)%	0.0%	0.2%	2.3%	0.2%

Net income (loss) attributable to Focus Media Holdings Limited shareholders	(38.9)%	21.5%	27.7%	(536.2)%	(5.4)%	(17.7)%	(104.0)%	(36.7)%

(1)	Advertising service revenue is presented net of sales taxes. The following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
	March	June 30,	September	December	March	June 30,	September	December
	31, 2008	2008	30, 2008	31, 2008	31, 2009	2009	30, 2009	31, 2009
Sales taxes:
LCD display network	9.8%	7.9%	9.6%	10.2%	10.4%	9.4%	7.5%	9.3%
In-store network	9.5%	9.5%	9.4%	9.3%	9.6%	9.4%	9.5%	9.6%
Poster frame network	8.4%	8.5%	8.8%	8.8%	8.8%	9.4%	8.4%	8.6%
Internet advertising network	4.9%	4.6%	4.9%	6.2%	5.3%	5.4%	4.3%	4.1%
Movie theatre & Traditional outdoor billboards	4.1%	3.6%	3.4%	3.3%	3.2%	1.8%	2.5%	2.1%

Total	7.8%	7.1%	8.0%	8.2%	7.7%	7.8%	6.6%	7.4%

A. Operating Results
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

     Total Revenues. Our total revenues from continuing operations declined substantially from $642.3 million in 2008 to $505.0 million in 2009 due primarily to a decrease in our advertising service revenue.
LCD Display Network. Advertising service revenue from our LCD display network declined 12.9% from $239.5 million in 2008 to $208.5 million in 2009. The decline was primarily attributable to contracting demand from advertisers under unfavorable macro economic conditions. Advertisers from certain industries, such as automobile and financial services, significantly reduced their advertising budgets in 2009 amid the financial crisis that started in late 2008. As a result, the utilization of the network capacity has experienced a significant decline from 49% in 2008 to 39% in 2009, respectively, along with declines in the actual pricing of the broadcasting time.
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
Poster Frame Network. Advertising service revenue from our poster frame network declined 32.6% from $146.8 million in 2008 to $99.0 million in 2009. The poster frame network generated a significant portion of its 2008 and 2009 revenue from cyclical industries including automobile, financial services and real estate, which in aggregate accounted for 54% and 53% of 2008 and 2009 revenue, respectively. This decline in revenue is primarily attributable to contracting demand from advertisers in these industries, which were significantly affected by the global financial crisis and as a result, significantly reduced their advertising budget. In addition, we faced more intense competition in 2009 compared to 2008 as a result of contracting market demand. As a result, the annual average utilization rate of our network capacity, calculated by averaging quarterly utilization rates, decreased from 39% in Top 4 cities in 2008 to 29% in 2009. Actual pricing has also experienced a decline from RMB 724 per frame per month in 2008 to RMB 640 per frame per month in 2009 as a result of unfavorable macro economic conditions and increased competition.
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
Impairment Loss. We incurred $86.3 million of goodwill impairment loss in 2009, which was mostly attributable to payment of contingent consideration to original owners of the subsidiaries acquired by us prior to 2009. These subsidiaries mostly belong to the poster frame network and traditional outdoor billboard business. In 2008, we incurred a $596.1 million goodwill impairment loss in 2008, which was mostly related to our poster frame reporting unit and Internet advertising reporting unit.
Other operating expenses (income) net. Other operating expenses, net represented the loss from equity investment in some subsidiaries in our Internet advertising business and bad debt reserves related to amounts due from original owners of some of the subsidiaries we acquired prior to 2009. Other operating expenses were partially offset by other operating income of $17.1 million, which primarily consist of government subsidies. We incurred other operating expenses of $182.5 million in 2008, primarily consisting of the loss on the disposal of CGEN, which included the write-off of the carrying value of intangible assets and goodwill of $39.5 million and $145.6 million, respectively. The other operating expenses was partially offset by $19.5 million other operating income, which primarily consist of government subsidies.
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
Poster frame network . Advertising service revenue from our poster frame network increased 71.7% to $146.8 million in 2008 from $85.5 million in 2007. This increase in revenue is primarily due to robust sales under favorable macro economic conditions and significant expansion of our networks. The total number of frames installed increased from 190,468 as of December 31, 2007 to 324,364 as of December 31, 2008, including 34,195 digital frames. The expansion of our networks was accomplished partially through organic growth and partially through acquiring competitors.
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
     Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2007, 2008 and 2009, we made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2009, the amount of these restricted portions was approximately $789.6 million. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future, See “Risk Factors— We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”
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

     We had cash provided by operating activities of $160.7 million in 2009, a 4.6% decline compared to $168.4 million in 2008. Cash provided by operating activities has not declined in proportion to a 21.4% decline of our net revenue from $693 million in 2008 to $545.0 million in 2009. This is mainly attributable to improved collection of account receivables balance in 2009 compared to 2008. In response to the global financial crisis, we took measures to intensify collection of account receivables, which included: senior management focusing greater attention on timely collection of account receivables; more stringent collection discipline applied across the company in 2009; and greater efforts by our sales team to collect accounts receivable in order to secure their sales commissions. As a result of these measures, and to a lesser extent due to disposal of certain subsidiaries, the account receivable balance as of December 31, 2009 declined 38% to $173 million from $279 million as of December 31, 2008. Days outstanding of account receivables (defined as 365 days multiplied by the ending account receivable balance and divided by gross revenue) declined to 115 days for 2009 from 147 days for 2008. Cash provided by operating activities was $168.4 million in 2008 compared to $167.0 million in 2007. Cash provided by operating activities has not increased in proportion to the increase of our revenue. This was mainly due to a significant increase in the collection period for our account receivables in 2008 compared to 2007. Days outstanding of accounts receivable for 2008 increased to 147 days from 138 days for 2007. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in ITEM 18. Generally, payment of rental related expenses, income and other taxes and operating accrued liabilities, such as selling expenses, will have a material impact on our operating cash flow.
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

	For the year ended December 31,
	2007	2008	2009
	(in thousands of U.S. dollars)
Total capital expenditure	$59,451	$72,876	$10,655
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
     A portion of the purchase consideration for certain acquisitions we made, such as Framedia, is contingent and based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The maximum amount of such contingent payments for continuing and discontinued operations for 2010 and 2011 is $40 million in aggregate. As of December 31, 2009, other than such contingent earn-out payments and potential liabilities relating to litigation in which we are involved described under “— Legal Proceedings”, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Name	Age	Position
Jason Nanchun Jiang	37	Chief Executive Officer and Chairman of the Board of Directors
Fumin Zhuo(1)	58	Director
Neil Nanpeng Shen(2)	42	Director
Charles Cao	44	Director
Daqing Qi(3)	47	Director
David Ying Zhang(4)	36	Director
Ying Wu (5)	51	Director
Alex Deyi Yang	34	General Manager and Director
Kit Leong Low	39	Chief Financial Officer

(1)	Independent director, chairman of the compensation committee and member of the audit committee and the nominations committee.

(2)	Independent director and chairman of the nominations committee.

(3)	Independent director, chairman of the audit committee and member of the compensation committee and nominations committee.

(4)	Independent director and member of the compensation committee.

(5)	Independent director and member of the audit committee.
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

Options granted to employees and non-employees:	2007	2008	2009
Risk-free rate of return	4.02% – 4.68%	1.59%–3.2%	0.87%
Weighted average expected option life	2 years	2.5 to 4 years	2.5 years
Volatility rate	50.61%–53.05%	53%–68.88%	88.32%
Dividend yield	0%	0%	0%
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

Exercise
	Number of	per
	restricted	ordinary
	shares issued	share	Date of grant	Date of expiration
(in U.S. dollars)
Jason Nanchun Jiang	19,500,000	$nil	October 1, 2009	September 30, 2019
Fuming Zhuo	*	$nil	October 1, 2009	September 30, 2019
Neil Nanpeng Shen	*	$nil	October 1, 2009	September 30, 2019
Charles Cao	*	$nil	October 1, 2009	September 30, 2019
Daqing Qi	*	$nil	October 1, 2009	September 30, 2019
David Ying Zhang	*	$nil	October 1, 2009	September 30, 2019

Exercise
	Number of	per
	restricted	ordinary
	shares issued	share	Date of grant	Date of expiration
(in U.S. dollars)
Ying Wu	*	$nil	October 1, 2009	September 30, 2019
Alex Deyi Yang	*	$nil	October 1, 2009	September 30, 2019
Kit Leong Low	*	$nil	October 1, 2009	September 30, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
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
     Foreign Private Issuer Home Country Practice . The NASDAQ Marketplace Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including, among others, the shareholder approval rules. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price represents fair value for the shares being issued. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances.
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
E. Share Ownership
     Please see Item 6.B. and Item 7.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of October 30, 2010:
     each person known to us to own beneficially more than 5% of our ordinary shares and each of our directors and executive officers who beneficially own our ordinary shares.

     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of October 30, 2010, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 668,267,925 ordinary shares outstanding as of October 30, 2010.

Shares beneficially owned
	Number	Percent
Principal Shareholders
Fosun International Limited(1)	140,646,335	21.05
JJ Media Investment Holding Ltd. (2)	100,586,135	15.05%

Directors and Executive Officers (3)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang (4)	100,586,135	15.05%
Neil Nanpeng Shen	*	*
Charles Chao	*	*
Fumin Zhuo	*	*
Daqing Qi	*	*
David Ying Zhang	*	*
Ying Wu	*	*
Alex Deyi Yang	*	*
Kit Leong Low	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Information based on the amended Schedule 13D filed on September 27, 2010 on behalf of Fosun International Limited. Includes 140,646,335 ordinary shares beneficially owned by Fosun International Limited. The business address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China.

(2)	Information based on the amended Schedule 13D filed on September 10, 2010 on behalf of Jason Nanchun Jiang and JJ Media Investment Holding Limited. Includes 100,586,135 ordinary shares beneficially owned by JJ Media Investment Holding Ltd. The business address of JJ Media Investment Holding Limited and Jason Nanchun Jiang is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(3)	The address of our current directors and executive officers is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(4)	See note 2.
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

     Details of advertising space leasing costs charged, net of rebates, of those whom are the related parties, for the years ended December 31, 2007, 2008 and 2009 for the Group are as follows:

		Year ended December 31,
Name of related parties	Director interested	2007	2008	2009
Sina.com	Charles Cao	$24,755,004	$50,294,367	$28,635,023
Sohu.com	Daqing Qi	14,596,893	39,061,219	17,208,874
Ctrip.com	Neil Nanpeng Shen	130,230	343,546	146,356
51.com	Neil Nanpeng Shen	204,612	887,603	195,376
Qihoo.com	Neil Nanpeng Shen	305,413	847,021	109,564
UUSEE	Neil Nanpeng Shen	15,929	306,899	—
E-House(China) Holdings Limited	Neil Nanpeng Shen	2,008	—	—
StormNet Information Technology	David Zhang	—	—	21,928
Total		$40,010,089	$91,740,655	$46,317,121
     Details of amounts due from related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Shanghai Everease Advertising & Communication Ltd.	(a)	Jason Nanchun Jiang	$4,136	$—
Multimedia Park Venture Capital	(a)	Jimmy Wei Yu	232,399	—
Sina.com	(a)	Charles Cao	2,183,809	570,113
Sohu.com	(a)	Daqing Qi	4,905,642	2,685,730
Ctrip.com	(a)	Neil Nanpeng Shen	49,401	(293)
51.com	(a)	Neil Nanpeng Shen	215,854	—
UUSEE	(a)	Neil Nanpeng Shen	18,937	—
Tea Care Group Ltd.	(a)	Fuming Zhuo	—	21,475
China Vanke Co., Ltd.	(a)	Daqing Qi	—	7,379
Home-Inn	(a)	Neil Nanpeng Shen	23,838	—

			December 31,
Name of related parties	Note	Director interested	2008	2009
Yadu Huang Ke Technology Co., Ltd.	(a)	Fuming Zhuo	146,033	—
Qihoo.com	(a)	Neil Nanpeng Shen	53,724	—
Giant Interactive Group, Inc.	(a)	Jason Nanchun Jiang	174,079	—

Total			$8,007,852	$3,284,404

Note (a) — These amounts represent trade receivables for advertising services provided.
     Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2008	2009
Sina.com	(b)	Charles Cao	$11,586,228	$2,126,612
Sohu.com	(b)	Daqing Qi	3,039,075	—
51.com	(b)	Neil Nanpeng Shen	554,326	32,871
UUSEE	(b)	Neil Nanpeng Shen	151,197	—
Home-Inn	(b)	Neil Nanpeng Shen	—	—
StormNet Information Technology	(b)	David Zhang	—	54,376
Qihoo.com	(b)	Neil Nanpeng Shen	129,427	158
Giant Interactive Group Inc.	(b)	Jason Nanchun Jiang	146,314	—
Ctrip.com	(b)	Neil Nanpeng Shen	80,543	16,877

Total			$15,687,110	$2,230,894

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
Equity Pledge Agreements
     Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by certain of our new PRC operating affiliates, by and among the relevant PRC operating subsidiaries, the relevant PRC operating affiliates, the relevant shareholder of the relevant PRC operating affiliates has pledged his equity interest in the relevant PRC operating affiliates, to certain of the PRC operating subsidiaries to secure his obligations under certain of the relevant contractual control agreements to which each is a party, such as the obligations of the relevant PRC operating affiliates a under certain technical services agreements, trademark license agreements and exclusive services agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate, without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreements may not be enforceable until we complete registration procedures with the local SAIC. See “Risk Factors— We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” elsewhere in this annual report.

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
•  In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to purchase an aggregate 38% interest in Allyes from us. We entered into this arrangement to incentivize the Allyes management in order to try to maximize the operations and value of Allyes. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.
•  On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates, collectively Allyes. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided excellent value to our company and our shareholders.
•  In February 2010, we announced that our board of directors approved a share repurchase program of up to $200 million, which we expect to implement over the course of the 12 month period following the announcement in a manner consistent with market conditions and the interest of the shareholders and in compliance with our securities trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund repurchases made under this program from our available cash balance. In February 2010, we announced the implementation of a share repurchase program of up to $200 million over the next twelve months which we increased to up to $300 million in August 2010. We repurchased approximately 11,915,944 of our ADS for approximately $236.7 million up to September 20, 2010, which included a privately negotiated repurchase of 9,523,810 ADSs from Fosun International for $200 million.
     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from April 1, 2009 to October 30, 2010 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$6.20 to a high of US$26.53 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each month since April 2009.

	SALE PRICE
	HIGH	LOW
	US$	US$
MONTHLY HIGHS AND LOWS
2009 (starting April 1)
April	7.33	6.20
May	8.83	6.30
June	9.39	6.52
July	8.98	7.37
August	9.95	8.35
September	11.54	8.59
October	15.31	10.43
November	14.29	12.07
December	17.49	12.65
2010
January	17.88	12.26
February	15.69	12.82
March	18.72	14.35
April	18.48	16.68
May	17.18	14.36
June	17.40	14.60
July	18.21	14.82
August	19.49	17.38
September	24.68	19.00
October	25.54	22.41
November (through November 3)	26.53	23.97
     As of [October 30], 2010, a total of 133,624,954 ADSs were outstanding. As of [October 30], 2010, 668,267,925 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
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
Management Buy-in To Allyes
     See Item 17.B—Related Party Transactions—Other Related Party Transactions.
Sale of Allyes
     On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates, collectively Allyes. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided excellent value to our company and our shareholders.

Share Repurchase from Fosun
     On September 20, 2010, we repurchased approximately 11,915,944 of our ADS for approximately $236.7 million up to September 20, 2010, which included a privately negotiated repurchase of 9,523,810 ADSs from Fosun International for $200 million.
Control Over Acquired Entities
     We have entered into a series of agreements with the subsidiaries, affiliated entities and nominee shareholders of such affiliated entities of each of Target Media, Framedia, Focus Media Wireless, Huaguang, Allyes and CGEN that provide us with effective control over each of their respective affiliated entities while enabling the their businesses to be consolidated with the respective Cayman holding company of each such business and with us. See “Item 4.C Information on Our Company—Organizational Structure— Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions — Agreements Among Us, Our PRC operating subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our new chief financial officer Kit Leong Low who was appointed in January 2010, in assessed the effectiveness of internal control over financial reporting as of December 31, 2009 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Approximate
			ADSs Purchased as	Dollar Value of
			Part of Publicly	ADSs that May Yet
	Total Number of	Average Price Paid	Announced	Be Purchased
Period	ADSs Repurchased	per ADS(2)	Program(1)	Under the Program
August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,393,134	$15.33	2,393,134	$163,255,127
September 2010	11,915,944	$19.86	14,309,078	$26,555,127

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. At the end of this program, we cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

On February 2, 2010, we announced that our board of directors has approved a share repurchase program. Under the terms of the approved program, we may repurchase up to US$200 million worth of our issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades. The authorized repurchase amount was subsequently increased to US$300 million in August 2010. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. we expects to implement this share repurchase program over the course of the next 12 months, effective immediately, in a manner consistent with market conditions and the interest of the shareholders and in compliance with the company’s securities trading policy. Focus Media’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Focus Media plans to fund repurchases made under this program from its available cash balance.

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
ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibits

3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2**	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3†	Amended and Restated Deposit Agreement dated April 9, 2007 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-142820) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of the corporate structure under PRC law.

8.1*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

Exhibit
Number	Description of Exhibits

10.4**	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5**	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd

10.6**	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.9**	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10**	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11**	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12**	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004. (Previously filed as Exhibit 10.10 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004. (Previously filed as Exhibit 10.11 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003. (Previously filed as Exhibit 10.93 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communications Company, dated as of November 2004. (Previously filed as Exhibit 10.12 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.17**	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003. (Previously filed as Exhibit 10.20 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.18**	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003. (Previously filed as Exhibit 10.21 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.19**	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003. (Previously filed as Exhibit 10.22 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.20**	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus

Exhibit
Number	Description of Exhibits

Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.23 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.21**	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.:
333-125785), dated June 14, 2005.)

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain then subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.13 to the Company’s registration statement on Form F-1 (File No.:
333-146913), dated October 24, 2007.)

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein. (Previously filed as Exhibit 10.98 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders. (Previously filed as Exhibit 10.97 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.50***	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Media Holdings Co., Ltd. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.70∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated

Exhibit
Number	Description of Exhibits

May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85α	Confirmation Letter, dated as of August 30, 2010, among Shanghai Focus Media Advertisement Co., Ltd., Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd.

10.98β	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.168γ	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.181γ†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182α	2010 Employee Share Option Plan.

10.183α	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184α	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185α	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186α	Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

10.187 δ	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

10.188 Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

10.189	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

21.1α	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.

**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.

†	Previously filed with the Company’s registration statement on Form F-6 (File No. 333-142820), dated April 2, 2007.

***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.

∞	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.

α	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.

β	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.

γ	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

δ	Previously filed with the Company’s amendment to the annual report on Form 20-F dated September 7, 2010 and incorporated by reference herein.

Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference herein.

††	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: November 5, 2010

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

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. Dollars, except share and per share data, unless otherwise stated)

						Accumulated
					Retained earning	other
		Ordinary shares	Additional paid-in	Subscription	(accumulated	comprehensive	Noncontrolling		Comprehensive
	Ordinary shares	Amount	capital	receivables	deficit)	income	interests	Total equity	income (loss)
Balance at January 1, 2007	534,896,873	$26,745	$947,075,726	$—	$96,194,969	$7,446,551	$357,814	$1,051,101,805	$—

Issuance of ordinary shares upon follow-on offering on January 25, 2008, net of issuance cost of $672,289	15,000,000	750	114,869,653	—	—	—	—	114,870,403	—
Issuance of ordinary shares upon follow-on offering on November 7, 2008, net of issuance cost of $1,463,191	25,000,000	1,250	312,573,058	—	—	—	—	312,574,308	—
Issuance of ordinary shares in connection with acquisitions	57,299,699	2,865	166,047,247	—	—	—	—	166,050,112	—
Issuance of ordinary shares pursuant to share option plans	8,034,280	410	19,559,810	—	—	—	—	19,560,220	—
Adjustment upon adoption of ASC740-10	—	—	—	—	(3,912,339)	—	—	(3,912,339)	—
Share-based compensation expense	—	—	21,454,298	—	—	—	—	21,454,298	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	1,967,393		1,967,393	1,967,393
Cumulative translation adjustments	—	—	—	—	—	27,200,262	114,269	27,314,531	27,314,531
Capital injection from noncontrolling interest holders	—	—	—	—	—	—	136,914	136,914	—
Acquisition of subsidiaries with noncontrolling interest	—	—	—	—	—	—	609,881	609,881	—

Net income	—	—	—	—	144,435,549	—	694,370	145,129,919	145,129,919

Balance at December 31, 2007	640,230,852	$32,020	$1,581,579,792	—	$236,718,179	$36,614,206	$1,913,248	$1,856,857,445	$174,411,843

Issuance of ordinary shares in connection with acquisitions	9,718,588	486	72,426,852	—	—	—	—	72,427,338	—
Issuance of ordinary shares pursuant to share option plans	9,073,980	468	10,710,833	—	—	—	—	10,711,301	—
Stock repurchase	(12,941,710)	(647)	(47,499,564)	—	—	—	—	(47,500,211)	—
Share-based compensation expense	—	—	42,615,166	—	—	—	—	42,615,166	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(1,967,393)	—	(1,967,393)	(1,967,393)
Capital injection from noncontrolling interest holders	—	—	—	—	—	—	213,706	213,706	—
Cumulative translation adjustments	—	—	—	—	—	37,241,171	129,277	37,370,448	37,370,448
Net loss	—	—	—	—	(770,687,526)	—	(150,441)	(770,837,967)	(770,837,967)

Balance at December 31, 2008	646,081,710	$32,327	$1,659,833,079	—	$(533,969,347)	$71,887,984	$2,105,790	$1,199,889,833	$(735,434,912)

Issuance of ordinary shares pursuant to share option plans	4,196,295	210	5,155,541	$(3,081,726)	—	—	—	2,074,025	—
Issuance of ordinary shares	75,000,000	3,750	142,421,250	—	—	—	—	142,425,000	—
Share-based compensation expense	—	—	66,503,134	—	—	—	—	66,503,134	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	1,391,800	—	—	—	839,704	2,231,504	—
Disposal of subsidiaries	—	—	—	—	—	(782,940)	(4,647,028)	(5,429,968)	—
Cumulative translation adjustments	—	—	—	—	—	(7,014,353)	5,465	(7,008,888)	(7,008,888)

Net loss	—	—	—	—	(213,257,044)	—	3,524,388	(209,732,656)	(209,732,656)

Balance at December 31, 2009	725,278,005	$36,287	$1,875,304,804	$(3,081,726)	$(747,226,391)	$64,090,691	$1,828,319	$1,190,951,984	$(216,741,544)

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
3. Acquisitions
2008 acquisitions:
     In January 2008, the Group acquired CGEN Digital Media Company, Limited (“CGEN”), which was the Group’s largest competitor in the in-store advertising market place. The purchase price included cash of $168,437,500, all of which was paid in 2008, and assumed net liabilities of $14,231,857. In addition, additional purchase consideration was contingent based on the achievement of certain earnings targets, and calculated at multiples of not greater than 17.5 of 2008 audited net income of CGEN, which should be determined in any event no later than May 15, 2009 and should not be more than $90.8 million. Contingent payment should be made five business days following the delivery of 2008 audited results. The contingent consideration should be in no event less than zero nor greater than $90,781,250. The Group had made a loan of $30,000,000 to finance CGEN’s working capital prior to the closure of the acquisition. Subsequent to acquisition, the amount was eliminated upon consolidation.

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
     The Group acquired six entities in the poster-frame advertising business for cash consideration of $1,177,830 as of December 31, 2008. The Group recognized acquired intangible assets of $7,893,659 and recognized goodwill of $449,100, which was assigned to the poster frame advertising services segment. In addition there is contingent consideration calculated at multiples of 1 to 2 of achieved earnings targets for three years subsequent to the acquisition, subject to the further attainment of certain operational targets, which will be paid when the contingency is resolved. The earning results typically will be audited and delivered to the Company and the sellers within three to six months following the fiscal year, and the contingent considerations are typically paid within thirty business days after the results are audited and delivered. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group had recorded a liability of $7,396,190, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition.
     The Group acquired two entities which provide internet advertising service for nil cash consideration as of December 31, 2008. The Group recognized acquired intangible assets of $724,140. Part of the cash consideration is calculated at multiples of approximately 1 to 3 of achieved earnings targets for three years subsequent to the acquisition, subject to the further attainment of certain operational targets. The earning results typically will be audited and delivered to the Company and the sellers within three to six months following the fiscal year, and the contingent considerations are typically paid within thirty business days after the results are audited and delivered. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, the Group had recorded a liability of $712,097, which is equal to the excess of the fair value of the assets acquired over cost on the date of acquisition. In 2009 through a series of transactions, the Group sold their equity interest in these two entities back to their original owners.
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
4. Disposition
2008 Disposition
     On December 10, 2008, the Group announced the restructuring of its in-store advertising business, the disposal of CGEN and the termination of the CGEN share purchase agreement. The Group sold all of CGEN’s assets and liabilities to a third party, with the exception of its in-store monitors, which were retained for future similar use. In addition, the Group began to negotiate leases with the existing location providers of CGEN in order to conduct similar advertising business. The Group concluded that these constituted migration of revenue and continuing involvement. As such, the results of CGEN’s operations have been classified as a component of continuing operations. The Group recognized a loss on the disposal of $190,466,256.
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
     In December 2008, the Group announced its intention to sell to SINA Corporation the disposal group. According to the definitive share purchase agreement entered into between the Group and SINA, SINA would issue 47 million of its ordinary shares as consideration for the purchase. The transaction was subject to the Anti-Monopoly Law approval by the Ministry of Commerce of the PRC, the expected timing of which was unknown.
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

December 31, 2008
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

     The majority of the Group’s display equipment is installed on premises of its location providers, such as residential complexes, commercial locations and stores.
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
8. Acquired Intangible Assets, Net
     As of December 31, 2008 and 2009, acquired intangible assets, net was comprised of the following:

	December 31,
	2008	2009
Cost:
Operation & broadcasting rights	$—	$11,115,667
Lease agreements	34,686,741	51,712,154
Customer base	34,612,676	24,730,269
Trademark	11,992,070	9,608,110
Acquired technology	14,600,562	1,130,605
Others	12,182,490	11,421,391

Total	108,074,539	109,718,196

Accumulated amortization:
Operation & broadcasting rights	—	(3,552,675)
Lease agreements	(9,724,796)	(31,854,695)
Customer base	(10,859,434)	(12,708,565)
Trademark	—	(1,110,834)
Acquired technology	(4,303,411)	(602,990)
Others	(5,474,051)	(8,111,222)

Total	(30,361,692)	(57,940,981)

Intangible assets, net	$77,712,847	$51,777,215

     The Group recorded amortization expense as follows:

	For the years ended December 31,
	2007	2008	2009
Cost of revenues	$16,113,970	$26,419,547	$18,628,185
Selling and marketing	8,639,094	13,669,067	8,650,559

Total	$24,753,064	$40,088,614	$27,278,744

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
9. Goodwill
     The Group’s goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our acquisitions. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2009 are as follows:

						Movie theater
			Poster	Mobile		& traditional
	LCD display	In-store	frame	handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Balance as of January 1, 2008	$396,428,510	$—	$337,320,124	$43,003,566	$166,646,082	$—	$943,398,282
Goodwill acquired during the year	—	127,752,752	449,100	—	—	—	128,201,852
Goodwill recorded as a result of contingent consideration resolved	4,901,109		38,971,908	1,122,670	76,595,733	—	121,591,420
Modification of original purchase price allocation		17,834,158	—	—	5,897,710	857,390	24,589,258
Goodwill impairment			(376,771,621)	(218,440,000)	(857,390)	(596,069,011)

Disposal of subsidiaries		(145,586,910)	—	(44,126,236)	—	—	(189,713,146)
Reclassified to assets held for sale	(402,742,395)		—	—	—	—	(402,742,395)
Translation adjustments	1,412,776		30,489	—	—	—	1,443,265

Balance as of December 31, 2008	$—	$—	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	—	30,396,719	—	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	—	—	193,266	—	193,266
Goodwill impairment	—	—	(30,396,719)	—	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	—	—	402,742,395
Disposal of subsidiaries	—	—	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	—	—	260,212

Balance as of December 31, 2009	$406,096,193	—	$—	$—	$4,272,498	$—	$410,368,691

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     The gross amount and accumulated impairment losses by segment as of December 31, 2007, 2008 and 2009 are as follows:

						Movie theater
			Poster	Mobile		& traditional
	LCD display	In-store	frame	handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Goodwill, gross	$396,428,510	$—	337,320,124	$43,003,566	$166,646,082	$—	$943,398,282
Accumulated impairment losses	—	—	—	—	—	—	—

Balance as of December 31., 2007	$396,428,510	$—	337,320,124	$43,003,566	$166,646,082	$—	$943,398,282

						Movie theater
			Poster	Mobile		& traditional
	LCD display	In-store	frame	handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Goodwill, gross	$—	$—	—	$—	$249,139,525	$—	$249,139,525
Accumulated impairment losses	—	—	—	—	—	(145,586,910)

Balance as of December 31, 2008	$—	$—	—	$—	$30,699,525	$—	$30,699,525

						Movie theater
			Poster	Mobile		& traditional
	LCD display	In-store	frame	handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Goodwill, gross	$551,683,103	$—	—	$—	$4,272,498	$—	$555,955,601
Accumulated impairment losses	(145,586,910)	—	—	—	—	(145,586,910)	(145,586,910)

Balance as of December 31, 2009	$406,096,193	$—	—	—	$4,272,498	$—	$410,368,691

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
Goodwill impairment in 2008
     In December 10, 2008, the Group announced termination of CGEN share purchase agreement and disposal of part of the CGEN business and its associated assets and liabilities. As a result, upon disposal, the Group wrote off the full outstanding balance of goodwill arising from the CGEN acquisition in the amount of $145,586,910. Since the results of CGEN’s operations have been included in the continuing operations due to the nature of the Group’s continuing involvement, the loss on the disposal of CGEN subsidiaries of $190,466,256, which includes the write-off of the carrying value of intangible assets and goodwill of $39,457,262 and $145,586,910, respectively, was recorded in “other operating expenses (income), net” in the consolidated statements of operations.
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
     In the fourth quarter of 2009, the Group paid further contingent consideration of $14,027,388 related to the poster frame network reporting unit. The contingent consideration for the poster frame units was calculated based on the achieved earnings targets, which were determined at the time of the acquisitions. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2009, the most recent impairment analysis date. The impairment test for goodwill arising from poster frame acquisitions was performed for the whole reporting unit rather than for each individual subsidiary. As a result, when the reporting unit’s fair value, which is based on management’s forecasted operating results for the reporting unit as a whole, declined significantly due to contracting customer demand caused by the financial crisis and increased competition, the additional goodwill arising from such contingent consideration was impaired even though individual subsidiaries were able to meet their respective earnings targets. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
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
     A summary of the share option activities for the year ended December 31, 2009 is as follows, with the option modification reflected as a cancellation:

			Remaining
			weighted
	Weighted	Weighted	average	Aggregate
	Number	average	contract term	intrinsic
	of shares	exercise price	(in years)	value
Options outstanding at January 1, 2009	32,840,540	$3.43
Granted	—
Forfeited	(3,674,476)	$2.44
Exercised	(4,196,295)	$1.46
Cancelled	(9,327,149)	$2.44
Options outstanding at December 31, 2009	15,642,620	$4.75	6.46	$3,372,651
Options exercisable at December 31, 2009	15,528,731	$4.73	6.45	$3,372,651
Options vested or expected to vest at December 31, 2009	15,642,620	$4.75	6.46	$3,372,651

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
     A summary of the restricted share activities for the year ended December 31, 2009 is as follows:

	Weighted	Weighted
	Number	Average
	of shares	Fair value
Restricted shares unvested at January 1, 2009	—	$—
Granted	36,485,980	$2.24
Forfeited	(37,000)	$2.19

Restricted shares unvested at December 31, 2009	36,448,980	$2.24

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
     Pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The Group’s subsidiaries have allocated annual after-tax profits to each of their respective funds in compliance with these laws and regulations. For the years ended December 31, 2007, 2008 and 2009, the Group made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively.
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars except share data and unless otherwise stated)
2009:

					Movie theater
			Poster		and traditional
			frame	Internet	outdoor
	LCD	In-store	network	Advertising	billboards	Eliminations	Total
Net revenue — external	$208,799,072	$30,346,185	$98,962,486	$107,870,949	$59,056,779	$—	$505,035,471

Net revenue — intersegment	$26,383,298	$3,523,819	994,136	—	1,056,743	(31,957,996)	—

Total net revenues	235,182,370	33,870,004	99,956,622	107,870,949	60,113,522	(31,957,996)	505,035,471

Total cost of revenue	98,531,333	24,169,858	102,728,558	98,720,859	46,941,541	(31,957,996)	339,134,153

Gross profit	136,651,037	9,700,146	(2,771,936)	9,150,090	13,171,981	—	165,901,318

2008:

					Movie theater
			Poster		and traditional
			frame	Internet	outdoor
	LCD	In-store	network	Advertising	billboards	Eliminations	Total
Net revenue — external	$243,126,818	$60,719,416	$146,750,583	$114,560,302	$77,177,914	$—	$642,335,033

Net revenue — intersegment	78,503,687		2,812,586	—	—	(81,316,273)	—

Total net revenues	321,630,505	$60,719,416	149,563,169	114,560,302	77,177,914	(81,316,273)	642,335,033

Total cost of revenue	138,454,375	$61,833,679	80,804,333	89,287,994	58,169,933	(81,316,273)	347,234,041

Gross profit	183,176,130	(1,114,263)	68,758,836	25,272,308	19,007,981	—	295,100,992

2007:

					Movie theater
			Poster		and traditional
			frame	Internet	outdoor
	LCD	In-store	network	Advertising	billboards	Eliminations	Total
Net revenue — external	$184,642,588	$27,444,339	$85,471,959	$75,363,964	$37,304,970	$—	$410,227,820

Net revenue — intersegment	741,764		770,168	—	—	(1,511,932)	—

Total net revenues	185,384,352	27,444,339	86,242,127	75,363,964	37,304,970	(1,511,932)	410,227,820

Total cost of revenue	53,418,168	23,502,160	28,086,215	52,463,441	28,506,809	(1,511,932)	184,464,861

Gross profit	131,966,184	3,942,179	58,155,912	22,900,523	8,798,161	—	225,762,959

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