Form 20-F/A
period 2009-12-31
Focus Media Holding LTD
filed 2010-12-10
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
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

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8087
2007	7.6072	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
2009	6.8409	6.8436	6.8226	6.8282
2010 (through December 3)	6.7785	6.8330	6.6233	6.6628
January	6.8347	6.8383	6.8280	6.8369
February	6.8377	6.8436	6.8281	6.8367
March	6.8359	6.8378	6.8236	6.8361
April	6.8329	6.8380	6.7756	6.8358
May	6.8364	6.8408	6.8273	6.8403
June	6.8184	6.8323	6.7815	6.7815
July	6.7762	6.7807	6.7709	6.7807
August	6.7873	6.8069	6.7680	6.8069
September	6.7396	6.8102	6.6869	6.6905
October	6.6675	6.6912	6.6397	6.6705
November	6.6537	6.6906	6.6233	6.6670
December (through December 3)	6.6622	6.6630	6.6609	6.6628
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
     Substantially all of our operations are or will be conducted through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. Generally we do not currently directly operate an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in the advertising industry. Thus, our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE, operating subsidiaries, are ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. However, PRC regulations do not expressly restrict domestic companies controlled by WFOEs through contractual arrangements from operating advertising businesses. As such, our advertising businesses are initially provided, and most businesses we acquired from third parties are provided, through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China.
     The PRC restriction on foreign investment in the advertising industry, however, does not expressly apply to the investment activities of WFOEs established in China, and starting from late 2007, the advertising industry was re-classified from a “restricted” area to a “permitted” area for foreign investment in the catalogues relating to foreign investment in industries in China promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. Thus, WFOEs may establish subsidiaries in China to operate advertising businesses directly in China. As such, certain of our indirect PRC operating subsidiaries succeeded in obtaining the required licenses for providing advertising services in China. However, the PRC governmental authority may determine in the future that such indirect investments evade the qualification requirements on foreign investment in the advertising industry and thus bans such investment activities.
     For the year ended December 31, 2009, approximately 71% and 29% of our net revenue was generated by our indirect PRC operating subsidiaries and our PRC operating affiliates through contractual arrangements, respectively. Approximately 21% of our net revenue was generated by our PRC operating affiliates engaged in the Internet advertising business, including the Allyes PRC operating affiliates, which were disposed of in July 2010. All of the revenues generated by our PRC operating affiliates are generally available to us to use in expanding our business in China. Although we have been converting some of the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate approximately 10% of our advertising business for the foreseeable future, given the time required for converting these PRC operating affiliates into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries.
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
     Jason Nanchun Jiang, who is one of the shareholders of Focus Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed naturalization procedures to become a citizenship of Singapore in the second quarter of 2009 for personal reasons. Dual citizenship is not recognized under PRC law. Mr. Jiang has already carried out procedures necessary to give up his PRC citizenship, is not longer a PRC citizen and currently maintains only Singaporean citizenship.
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
•  requiring our PRC operating affiliates to restructure the relevant ownership structure or operations.
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
     For example, the PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 requires that registration with the local SAIC is necessary to create security interest on equity interest in a PRC company, which means that before the equity pledge is duly registered with the local SAIC, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding. Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their registry of shareholders according to then applicable law. It remains unclear whether the validity and enforceability of the equity pledge established before the promulgation of the PRC Property Rights Law will be adversely affected after the PRC Property Rights Law took effect. We attempted to register the relevant equity pledges after the PRC Property Rights Law became effective. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local SAIC authorities vary from city to city. Thus, we are still in the process of applying for registration of these equity pledges and there is no assurance that we can have these equity pledges registered on time or at all. Registration of the equity pledges involves the pledgor and pledgee registering the pledge with the local counterpart of the SAIC. Generally, the pledgor and pledgee are required to submit an application form, the register of shareholders of the relevant PRC operating affiliate, the pledge agreement, the documents evidencing the identification of the pledgor and pledge, and other documents as required by the relevant counterpart of the SAIC at its discretion. We have completed the registration of four pledges with the local counterparts of the SAIC, and are in the process of registering an additional nine pledges. Considering that we have not registered these existing equity pledges, and may fail to register future equity pledges, with the local SAIC, any equity pledge created under these equity pledge agreements may be considered unenforceable. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating affiliates, and our ability to conduct our business may be negatively affected.
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
Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2007, 2008 and 2009, we made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively,including the reserve funds of our PRC operating subsidiaries and PRC operating affiliates. As a result of these PRC laws and regulations, as of December 31, 2009, our PRC subsidiaries and PRC affiliates were restricted in their ability to transfer a portion of their net assets amounting to $789.6 million to us in the form of dividends, loans or advances. Our PRC operating affiliates have historically not paid dividends to us from their accumulated profits, as we do not own any direct equity interest in these operating affiliates and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future. All of the reserve funds of our PRC operating subsidiaries and affiliates are generally available to us to use in expanding our business in China. Any limitation on the ability of our WFOE operating subsidiaries to receive distributions from their respective subsidiaries or pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

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
     We received an updated legal opinion from Global Law Office on November 5, 2010. Such opinion reflected updates to our corporate structure, including the disposal of Allyes and certain PRC operating affiliates and recent establishment or acquisition of certain PRC operating subsidiaries, and were based upon laws and regulations in effect on the dates the legal opinions were issued.
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
     We received an updated legal opinion from Global Law Office on November 5, 2010. Such opinion reflected updates to our corporate structure, including the disposal of Allyes and certain PRC operating affiliates and recent establishment or acquisition of certain PRC operating subsidiaries, and were based upon laws and regulations in effect on the respective dates the legal opinions were issued.

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
     Although we have been converting some of the PRC operating affiliates to indirect PRC operating subsidiaries, and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates to operate approximately 10% of our advertising business for the foreseeable future, given the time required for converting these PRC operating affiliates into indirect subsidiaries or transferring their business to our PRC operating subsidiaries as well as other considerations such as the costs involved and evaluation of potential tax consequences.
     The conversion of a PRC operating affiliate into an indirect operating subsidiary mainly involves changing the ownership from that of the operating affiliate to an indirect PRC operating subsidiary. The change of owners is required to be registered with the relevant counterpart of the state administration for industrial and commerce, which may take several months to complete. Historically, because of the time involved in conversion as well as other considerations such as the costs involved and evaluation of potential tax consequences, we have selected the operating affiliates in our LCD display business and poster frame business, which generate the most advertising income and contribute the most net income, to convert into indirect operating subsidiaries, and have not incurred significant costs in doing so.
     We believe the call option agreements described above are currently exercisable, and we have exercised certain of these agreements to convert some of our PRC operating affiliates into PRC operating subsidiaries.
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
On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided excellent value to our company and our shareholders. The $124 million in consideration we received from Silver Lake for the sale of our 62% equity interest in Allyes in July 2010 was significantly higher than the $13.3 million consideration we received from the sale of our 38% equity interest in Allyes in January 2010 to certain Allyes employees, management and directors and certain members of our management and directors. The increase in fair value is primarily attributable to a change in market conditions. In March 2010, Google announced its intention to exit the search engine market in the PRC, which resulted in a perceived opportunity for other search engine operators to enter the PRC. Historically, this market has been dominated by only a few market participants, one of them being Google. As such, it was extremely difficult for new players to enter the market. Allyes’ extensive database was internally developed and optimized since its inception 10 years ago and has collected data on Internet users’ behavior patterns on websites over that period. This database has significant value to search engine operators seeking to enter the PRC market. However, as the most dominant market participants have their own developed databases, Allyes’ database did not have significant value to them. As a prominent technology-focused private equity company in the United States, Silver Lake has a wide array of portfolio technology companies and had shown a fair amount of interest in the PRC search engine market. Paired with Silver Lake, Allyes was deemed to have significant synergistic value, thus increasing its overall value, which database could serve as a potential search engine database as well as potential for other technology based database exploitation. In January 2010, however, we considered Allyes’ entry into the search engine market, either individually or in concert with another market participant, as remote given the dominance of the key market participants. As such, Allyes was valued in line with its then-existing business plan as an advertising agent.
We determine whether a subsidiary or a segment is underperforming based on certain metrics, including the subsidiary’s (i) current and potential gross profit, (ii) current and potential operating profit and (iii) current and potential working capital requirement. The discontinued operations of these subsidiaries are classified as discontinued operations for all periods presented.
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

      For the year ended December 31, 2009, approximately 71% and 29% of our net revenue was generated by our indirect PRC operating subsidiaries and our PRC operating affiliates through contractual arrangements, respectively. Approximately 21% of our net revenue was generated by our PRC operating affiliates engaged in internet advertising business (i.e. Allyes PRC operating affiliates), which were disposed of in July 2010. All of the revenues generated by our PRC operating affiliates are generally available to us to use in expanding our business in China. Although we have been converting some of the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates to operate approximately 10% of our advertising business for the foreseeable future, given the time required for converting these PRC operating affiliats into indirect subsidiaries or transferring their business to our PRC operating subsidiaries. See “Risk Factors—If the PRC government finds that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.”
     The conversion of a PRC operating affiliate into an indirect operating subsidiary mainly involves changing the ownership from that of the operating affiliate to an indirect PRC operating subsidiary. The change of owners is required to be registered with the relevant counterpart of the state administration for industrial and commerce, which may take several months to complete. Historically, because of the time involved in conversion, we have selected the operating affiliates in our LCD display business and poster frame business, which generate the most advertising income and contribute the most net income, to convert into indirect operating subsidiaries, and have not incurred significant costs in doing so.
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
     Despite the downward trend in advertising revenue during this period and financial difficulties encountered by some of our major customers’ overseas parent companies in automobile and financial services industries, we did not believe that the collectability of the account receivables from these customers would be affected significantly. This was primarily based on (i) our belief that the financial downturn would result in downward pressure on future revenues as opposed to collection of historical accounts receivable, (ii) our major customers were Chinese subsidiaries or Chinese joint ventures of the parent companies experiencing such financial difficulties and (iii) our belief that such subsidiaries or joint ventures were more financially stable than their parent companies and, as a result, would not be affected to the same degree as the parent, particularly as it relates to joint ventures. This belief was based further on (i) the limitation imposed by Chinese law on the degree that a Chinese company can distribute dividends to parents outside of China, (ii) historical levels of collecting amounts due from such customers continued to remain high and (iii) the vast majority of receivables from major customers in automobile and financial services industries were collected prior to the issue of our consolidated financial statements. As a result, we continued to follow our normal practice of estimating the general provision based on the aging of account receivables and did not significantly increase the specific bad debt provision for accounts receivable due from our major customers.
     The additional bad debt provision provided in 2009 was primarily related to accounts receivable from customers of recently acquired subsidiaries in tier 2 cities in the poster frame network. We continuously monitor our account receivable collection pattern and make adjustment to bad debt general provision based on latest available information. From the end of the second quarter in 2009, we began to experience a slower than usual account receivable collection cycle, triggered by a deterioration in our relationship with the original owners of those recently acquired subsidiaries, who used to be the main focus of accounts receivable collection efforts, resulted from the unsuccessful re-negotiation of earn-out agreements. In light of the situation, we applied a higher percentage of bad debt provision against each aging group of account receivables for our poster frame business. As a result, we incurred significantly higher bad debt expense in 2009 than in 2008.
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
     As of December 31, 2007, 2008 and 2009, we had a goodwill balance of $943.4 million, $30.7 million and $410.4 million, respectively. Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. The following table presents the changes in our goodwill balance for the years ended December 31, 2008 and 2009:

						Movie theater
			Poster	Mobile		& traditional
	LCD display		frame	handset	Internet	outdoor
	network	In-store network	network	advertising	advertising	billboards	Total
Balance as of January 1, 2008	$396,428,510	$—	$337,320,124	$43,003,566	$166,646,082	$—	$943,398,282
Goodwill acquired during the year	—	127,752,752	449,100	—	—	—	128,201,852

						Movie theater
			Poster	Mobile		& traditional
	LCD display		frame	handset	Internet	outdoor
	network	In-store network	network	advertising	advertising	billboards	Total
Goodwill recorded as a result of contingent consideration resolved	4,901,109		38,971,908	1,122,670	76,595,733	—	121,591,420
Modification of original purchase price allocation		17,834,158	—	—	5,897,710	857,390	24,589,258
Goodwill impairment			(376,771,621)	—	(218,440,000)	(857,390)	(596,069,011)
Disposal of subsidiaries		(145,586,910)	—	(44,126,236)	—	—	(189,713,146)
Reclassified to assets held for sale	(402,742,395)		—	—	—	—	(402,742,395)
Translation adjustments	1,412,776		30,489	—	—	—	1,443,265

Balance as of December 31, 2008	$—	$—	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	—	30,396,719	—	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	—	—	193,266	—	193,266
Goodwill impairment	—	—	(30,396,719)	—	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	—	—	402,742,395
Disposal of subsidiaries	—	—	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	—	—	260,212

Balance as of December 31, 2009	$406,096,193	—	$—	$—	$4,272,498	$—	$410,368,691

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
     The key assumptions used to determine the fair value of each reporting unit included revenue growth rates, gross profit percentage, operating profit percentage, capital expenditures, working capital requirements, terminal value growth rates and discount rates.
     In our impairment test of the poster frame network performed on December 31, 2008, we expected (i) revenue would experience (a) a mild decline in 2009, (b) a recovery in 2010 and (c) growth in line with China’s GDP growth subsequent to 2010; (ii) gross profit and operating profit would fluctuate with the changes in revenues as direct cost are largely fixed; (iii) capital expenditures during each period would be slightly higher than depreciation to reflect the projected revenue growth, which would be partially driven by network expansion; (iv) the incremental working capital requirement for each projected year would be proportional to projected revenue growth. We used 2% as the perpetual growth rate to derive the terminal value based on the long-term consumer price index (“CPI”) rate in China. We estimated a 20.5% discount rate based on the weighted average cost of capital (“WACC”) which incorporated a risk premium for small corporations and country-specific risk referenced to market data. The revenues, gross profit and operating profit projections for the poster frame segment were significantly less than the projections made in our analysis as of December 31, 2007 and were also significantly less than historical performance. These significant downward adjustments in our 2008 projections were primarily due to adverse changes in the macro-economic environment amid the financial crisis and the more intense competition we were facing in this segment.
     In our impairment test of movie theatre and traditional billboard performed on December 31, 2008, we expected (i) revenue would experience growth in proportion to China’s GDP growth for 2009 and years after and (ii) gross profit and operating profit margins would remain at their historical level. We used 2% as the perpetual growth rate to derive the terminal value based on the long-term consumer price index (“CPI”) rate in China. We estimated a 20.5% discount rate based on the weighted average cost of capital (“WACC”) which incorporated a risk premium for small corporations and country-specific risk referenced to market data. The revenue projections were significantly less than the projections made in our analysis on December 31, 2007 and were also significantly less than the segment’s historical growth rates. We significantly lowered our expectations for revenue growth given our belief that in an economic downturn, advertisers would be more inclined to allocate a higher percentage of their advertising budgets to the media, such as television and digital media, as opposed to printed media, such as outdoor billboards.
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
Goodwill impairment in 2009
     On September 28, 2009, the Company and SINA jointly decided to abort the proposed acquisition announced on December 22, 2008. As such, the assets classified as held-for-sale as of December 31, 2008 were reclassified as assets to be held and used. At the time of reclassification, the assets were required to be measured at the lower of (1) their carrying amount before they were classified as held-for-sale, adjusted for any depreciation or amortization that would have been recognized had the assets been continuously classified as held and used or (2) their fair value at the date of reclassification. Certain of the reclassified assets had a fair value lower than their carrying value, which the Group believed was a goodwill impairment indicator. Accordingly, the Group performed an impairment test using the income approach valuation method on the two reporting units subject to reclassification, LCD display network and poster frame network.. The analysis resulted in an impairment of $16.4 million, representing all of the poster frame reporting unit’s remaining goodwill. This goodwill was the result of the settlement of contingent consideration while the associated reporting unit was classified as held-for-sale. As actual poster frame network results in 2009 were lower than projected in our 2008 goodwill impairment analysis, we further reduced, among other things, projected revenues, gross profits and operating profits in performing the aforementioned impairment analysis. The LCD display reporting unit passed the first step of the impairment test with fair value exceeding the carrying amount by a substantial margin and therefore, incurred no impairment loss.
     In the fourth quarter of 2009, the Group paid further contingent consideration of $14.0 million related to the poster frame network reporting unit. The contingent consideration for the poster frame units was calculated based on multiples of one to two of a predetermined earnings target, which were determined at the time of the acquisitions. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2010, the most recent impairment analysis date. The impairment test for goodwill arising from poster frame acquisitions was performed for the whole reporting unit rather than for each individual subsidiary. As a result, when the reporting unit’s fair value, which is based on management’s forecasted operating results for the reporting unit as a whole, declined significantly due to contracting customer demand caused by the financial crisis and increased competition, the additional goodwill arising from such contingent consideration was impaired even though individual subsidiaries were able to meet their respective earnings targets. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
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
     Despite experiencing significant revenue growth in all lines of businesses from 2007 to 2008, we experienced significant order cancellations in the fourth quarter of 2008 from customers in our LCD network and poster frame network. As a result, we experienced the first sequential decline in revenue in our history during the quarter ended December 31, 2008. Except for the 2008 fiscal year, the fourth quarter of each year has historically been our strongest quarter during our five year history as a public company because advertisers generally discuss the upcoming year’s advertising budget with media at the end and the beginning of each year. This trend, however, was not experienced in the fourth quarter of 2008 or the first quarter of 2009. In addition, our LCD network and poster frame network have historically relied on advertisers from the automobile and financial service industries, which in aggregate accounted for approximately 30% of our revenue in 2008. Both of these industries were severely affected by the global financial crisis, and many of our major customers’ parent companies in Europe and North America from these industries were facing significant financial problems, including in some cases the possibility of bankruptcy. Given these circumstances, we estimated that customer demand for advertising on our LCD network was unlikely to recover for a prolonged period of time and considered the circumstance to be an indicator of impairment. Based on the impairment assessment performed, we impaired the equipment prepared for network expansion.
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
     We acquired two entities which provide Internet advertising service for nil cash consideration in 2008. We recognized acquired intangible assets of $0.7 million. Part of the purchase consideration is contingent and is calculated at multiples of approximately 1 to 3 of achieved earnings results for three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The earning results typically will be audited and delivered to the Company and the sellers within three to six months following the fiscal year, and the contingent considerations are typically paid within thirty business days after the results are audited and delivered. The purchase price allocation cannot be completed until the contingent consideration is resolved. As such, we recorded a liability of $0.7 million, which was equal to the excess of the fair value of the assets acquired over cost on the date of acquisition. In 2009 through a series of transactions, we sold our equity interest in these two entities back to their original owners.
     Contingent consideration for our 2008 acquisitions is calculated based on multiples of earnings that the acquired companies achieve in the earn-out period. The following table represents our best estimate, as of the acquisition date, of contingent payments expected to be made for the businesses acquired in 2008:

	In-store network	Poster frame network	Internet advertising	Total
Contingent payments expected to be earned in 2009	$90.8 million	$13.3 million	$3.0 million	$107.1 million
Contingent payments expected to be earned in future periods	Nil	$32.0 million	$6.8 million	$38.8 million
     The following table summarizes contingent consideration earned in 2009 related to 2008 acquisitions, of which we paid $9.6 million in 2009:

	Poster frame network	Internet advertising	Total
Actual contingent considerations earned in 2009
Sichuan Framedia	$4.4 million	—	$4.4 million
Changsha Framedia	$4.2 million	—	$4.2 million
1024	—	$1.9 million	$1.9 million

	$8.6 million	$1.9 million	$10.5 million

2009 acquisitions:
     We did not make any significant acquisitions in 2009. We made aggregate cash payments of $92.4 million during the year as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries and resolved contingent consideration. Accordingly, we recorded additional goodwill of $81.8 million.
Disposition
     We do not use specific metrics or defined parameters in evaluating whether a subsidiary or a segment is underperforming. Rather, we use a number of quantitative and qualitative factors in assessing performance. Quantitative factors primarily include: (i) current and, more importantly projected, gross profit as compared with other segments; (ii) current and projected operating profit compared with other segments; and (iii) current and projected working capital requirements compared with other segments. Qualitative factors include, but are not limited to: strategic fit of a particular segment to our overall strategies; synergies of a particular business with other segments; and the industry dynamics a segment has encountered or may encounter in the future.
     Once an underperforming segment or a subsidiary is identified, we further evaluate whether or not the segment or subsidiary should be disposed. This determination is also based on a number of quantitative and qualitative factors, such as how quickly or easily the segment or subsidiary can be turned around, the degree of difficulty expected in selling the segment or subsidiary to a third party, the financial burden we would bear if the segment or subsidiary in retained and the overall effect retention would have on the profitability, working capital, cash flow and share price of the company as a whole.
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
     Since March 2008, the Ministry of Information Industry, or MII, the national regulatory authority of the telecom industry has ordered all local telecom regulators and telecom operators at all levels to tighten up regulation of short messaging services, in particular so-called “spam”, or unsolicited, advertisements and messages. It has been reported that several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or disallowing companies from engaging in unsolicited short messaging advertising activities. It has also been reported that the MII, together with other national authorities, is drafting new regulations governing the short messaging business, and that the new regulations are expected to impose strict technical requirements and standards requiring short message advertisements to be sent following the consent of the relevant mobile phone user. As a result of such regulatory changes and other market changes, we announced the termination of our mobile handset advertising services segment resulting in a significant reduction in its scale. Substantially all of the acquired subsidiaries in the mobile handset advertising services segment were sold back to their original owners. In December 2008, we further announced the disposal of its remaining mobile handset advertising services segment. The mobile handset advertising services segment was considered a component of the Group and the restructuring and subsequent disposal of such component has been included in discontinued operations in the consolidated statements of operations. The results of discontinued operations include net revenues and pretax loss of $12.3 million and $99.7 million, respectively, related to the disposal of our mobile handset advertising services segment for the year ended December 31, 2008. The Group’s loss on the disposal was $92.1 million.
     The following table summarizes the acquired subsidiaries in the mobile handset advertising services segment that were sold back to their original owners in 2008:

	Acquisitions	Date of acquisition	Proceeds paid	Date of Disposal	Loss on disposal
1	Beijing Yitong	2007-3-1	$1,973,334	2008-4-30	$2,456,403
2	Guangzhou Xuanwu	2007-3-1	$6,559,550	2008-4-30	$6,483,157
3	Zhengzhou Meihe	2007-3-1	$6,750,909	2008-4-30	$5,846,518
4	Shenzhen Julan	2007-3-1	$6,576,027	2008-4-30	$6,190,755
5	Shenhzhen Mengwang	2007-3-1	$4,497,825	2008-4-30	$2,589,476
6	Beijing Shiji	2007-4-1	$8,106,166	2008-4-30	$10,552,695
	Zhongkai
7	Jingzhun	2007-4-1	$9,089,616	2008-4-30	$14,377,272
8	Zhongyi Ruantong	2007-10-1	$1,191,833	2008-4-30	$912,312
     Due to the sudden adverse change in the legal, regulatory and publicity environment, we disposed of substantially all of the subsidiaries acquired in mobile handset advertising business to their original owners and negotiated the disposal proceeds with each original owner individually. We negotiated with the original owners to terminate the purchase agreements and return each business to the original owners, which were more willing to accept the risks associated with the change in the legal, regulatory and publicity environment.
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
     The following table summarizes the acquired subsidiaries in the mobile handset advertising services segment and Internet advertising segment that were sold back to their original owners in 2009:

	Acquisitions	Date of acquisition	Business segment	Proceeds paid	Date of Disposal	Loss on disposal
1.	Catchstone	2007-4-16	Internet advertising	$14,489,647	2009-12-22	$11,560,617
2.	WonderAd	2007-9-15	Internet advertising	$14,926,003	2009-11-30	$14,926,003
3.	Jiahua	2007-8-15	Internet advertising	$7,659,158	2009-12-1	$7,659,158
4.	Wangmai	2007-9-1	Internet advertising	$2,749,158	2009-12-14	$2,749,158
5.	Jichuang	2007-12-1	Internet advertising	$366,032	2009-8-24	$366,032
6.	1024	2008-3-1	Internet advertising	$3,397,124	2009-12-18	$3,397,124
7	Dongguan Yaya	2007-10-1	Mobile handset advertising services	$1,540,612	2009-2-28	$1,588,110
     The six subsidiaries in the Internet advertising segment were acquired during 2007 and 2008 based on the belief that, as a result, we would be in a better position to negotiate pricing with internet property owners and rebate rates with 4A agencies, while promoting Allyes’ Smart Trade advertising performance tracking platform and facilitating cross-sales between our other internet businesses and other business lines. However, these acquisitions did not result in these anticipated synergies due to the expansion of the Chinese internet advertising market, which permitted international agencies to enter the market thereby reducing reliance on local agencies. As a result, rebate rates from 4A agencies did not increase by as much as we had originally expected. Furthermore, major internet property owners were reluctant to lower their inventory prices due to the strong demand for their inventories.
     The internet advertising business segment was determined to be underperforming because the segment’s gross profits declined steadily from 2007 to 2010 and its gross profit margin had been consistently lower than that of other business segments, with the exception of in-store network. The number of days outstanding for accounts receivable had increased to a level that was inconsistent with our other lines of business as of June 30, 2009. More importantly, and as discussed in the overview section of Item 5. Operating and Financial Review and Prospects, we believed there was little opportunity for the business to improve its profitability in the future.
     Since our internet advertising business, as a whole had been an underperforming segment, we decided to refocus our growth strategy on the organic growth of our core businesses, namely advertising through LCD display poster frame, in-store and movie theater networks. We first disposed of the six acquired internet subsidiaries because the earn-out periods for each of these acquisitions were still in effect. However, due to significant accrued and potential contingent payments of those subsidiaries we could not locate a buyer willing to purchase these subsidiaries. Therefore, we negotiated with the respective original owners of these subsidiaries, who were the incumbent management, to cancel the accrued and potential contingent payments owed to them pursuant to the terms of the respective purchase agreements in exchange for the return of their respective businesses.
     Dongguan Yaya, the subsidiary in the mobile handset advertising services segment, was disposed of in 2009 because we had disposed of all other subsidiaries in the mobile handset advertising services segment in 2008 and did not plan to retain it due its small size.

      In addition, in 2009 we also disposed of a subsidiary in the traditional outdoor billboard segment, Tou Jia and incurred a disposal loss of $3.6 million. Tou Jia was primarily engaged in the advertising agency business in the traditional outdoor billboard segment. Tou Jia’s business experienced a severe decline in revenue, gross profit and operating profit in Q2 2009 compared to Q1 2009 and Q2 2008, while its peer companies in the traditional outdoor billboard segment performed much better during the same period. Further, its number of days in accounts receivable increased to a level that indicated it would not be able to fund its own working capital requirements. We decided to dispose of Tou Jia based on these observations, compounding difficulties associated with the financial crisis and our belief that as a result of these factors, a turn-around would be unlikely.
     We also disposed of three subsidiaries in the poster frame segment and incurred a loss of $3.6 million. These subsidiaries were determined to be underperforming due to poor working capital, a material decline in gross profit and the loss of a significant portion of their rental contracts for advertising space in residential buildings to competitors. Such factors made a future turn-around of the businesses unlikely.
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
     Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2007, 2008 and 2009, we made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively. As a result of these PRC laws and regulations, as of December 31, 2009, our PRC subsidiaries and PRC affiliates were restricted in their ability to transfer a portion of their net assets amounting to $789.6 million to us whether in the form of dividends, loans or advances. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future, See “Risk Factors— We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”
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
Restricted Net Assets
     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, as of December 31, 2008 and 2009, our PRC subsidiaries and PRC affiliates were restricted in their ability to transfer a portion of their net assets amounting to $698.8 million and $789.6 million, respectively, to us whether in the form of dividends, loans or advances.
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
Transfer of Ownership When Permitted By Law
     Pursuant to call option agreements, including in certain cases subsequent participation letters by our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries, our PRC operating affiliates, and their respective shareholders, the shareholders of each of our relevant PRC operating affiliates, which shareholders are individuals or entities designated by us, such PRC operating affiliated and their respective shareholders have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law. We believe the call option agreements are currently exercisable, and we have exercised certain of these agreements to convert some of our PRC operating affiliates into PRC operating subsidiaries.
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

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from April 1, 2009 to November 30, 2010 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$6.20 to a high of US$27.27 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each month since April 2009.

	SALE PRICE
	HIGH	LOW
	US$	US$
MONTHLY HIGHS AND LOWS
2009 (starting April 1)
April	7.33	6.20
May	8.83	6.30
June	9.39	6.52
July	8.98	7.37
August	9.95	8.35
September	11.54	8.59
October	15.31	10.43
November	14.29	12.07
December	17.49	12.65
2010
January	17.88	12.26
February	15.69	12.82
March	18.72	14.35
April	18.48	16.68
May	17.18	14.36
June	17.40	14.60
July	18.21	14.82
August	19.49	17.38
September	24.68	19.00
October	25.54	22.41
November	27.27	23.01
December (through December 7)	24.12	22.97
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
B. Use of Proceeds
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. An evaluation of disclosure controls and procedures may have inherent limitations and can provide only reasonable assurance with respect to public disclosure documents and may not prevent or detect misstatements. Such controls and procedures are subject to the risk they may become inadequate due to changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In connection with the filing and amendment of our annual report for the year ended December 31, 2009, these limitations resulted in errors—such as having the certification executed by our acting chief financial officer in office during fiscal 2009 instead of the chief financial officer in office at the time of the filing of the annual report— while subsequent amendments to the annual report included updates and revisions that may have contributed to a perception that the disclosure controls and procedures were not effective. The first amendment to the annual report was made to correct a NASDAQ rule reference, the second amendment was made in preparation for the filing of an F-3 registration statement to update and correct disclosure relating primarily to our corporate structure and various PRC legal issues, and the third and fourth amendments were made in response to SEC comment letters on our annual report, including to correct the error relating to the required certification by our principal financial officer noted above which also led the SEC to notify us that it did not consider our annual report to have been filed in a timely manner. In making its evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009, our management took into consideration the systems it has in place to ensure proper and reliable disclosure, including procedures, controls and systems in place in its legal department, accounting department, and the offices of its principal executive and financial officers as well as the Company’s policies of engaging the assistance of outside advisors. Through these procedures, controls and systems, management believes it identified and disclosed a range of material issues, including matters relating to its material transactions and contracts, updates in PRC law, disclosure relating to updates in its business operations and other issues. Notwithstanding the occurrence of certain errors and need for amendments of the matters described above, based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.
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

10.21**	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.:
333-125785), dated June 14, 2005.)

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain then subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.13 to the Company’s registration statement on Form F-1 (File No.:
333-146913), dated October 24, 2007.)

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein. (Previously filed as Exhibit 10.98 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders. (Previously filed as Exhibit 10.97 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.50***	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Media Holdings Co., Ltd. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.70∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated

Exhibit
Number	Description of Exhibits

May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85α	Confirmation Letter, dated as of August 30, 2010, among Shanghai Focus Media Advertisement Co., Ltd., Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd.

10.98β	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.168γ	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.181γ†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182α	2010 Employee Share Option Plan.

10.183α	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184α	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185α	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186α	Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

10.187 δ	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

10.188 Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

10.189α	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

21.1α	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.

**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.

†	Previously filed with the Company’s registration statement on Form F-6 (File No. 333-142820), dated April 2, 2007.

***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.

∞	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.

α	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.

β	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.

γ	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

δ	Previously filed with the Company’s amendment to the annual report on Form 20-F dated September 7, 2010 and incorporated by reference herein.

Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference herein.

††	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: December 10, 2010

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
2009 acquisitions:
     The Group did not make any significant acquisitions in 2009. The Group made aggregate cash payment of $92,411,545 during the year as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries in the current year, as well as resolved contingent considerations for prior year acquisitions. The Group recorded additional goodwill for resolved contingent consideration of $81,847,808 during the year ended December 31,2009, of which $10.5 million was related to 2008 acquisitions.

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
9. Goodwill
     The Group’s goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our acquisitions. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2009 are as follows:

						Movie theater
			Poster	Mobile		& traditional
	LCD display	In-store	frame	handset	Internet	outdoor
	network	network	network	advertising	advertising	billboards	Total
Balance as of January 1, 2008	$396,428,510	$—	$337,320,124	$43,003,566	$166,646,082	$—	$943,398,282
Goodwill acquired during the year	—	127,752,752	449,100	—	—	—	128,201,852
Goodwill recorded as a result of contingent consideration resolved	4,901,109		38,971,908	1,122,670	76,595,733	—	121,591,420
Modification of original purchase price allocation		17,834,158	—	—	5,897,710	857,390	24,589,258
Goodwill impairment			(376,771,621)	—	(218,440,000)	(857,390)	(596,069,011)

Disposal of subsidiaries		(145,586,910)	—	(44,126,236)	—	—	(189,713,146)
Reclassified to assets held for sale	(402,742,395)		—	—	—	—	(402,742,395)
Translation adjustments	1,412,776		30,489	—	—	—	1,443,265

Balance as of December 31, 2008	$—	$—	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	—	30,396,719	—	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	—	—	193,266	—	193,266
Goodwill impairment	—	—	(30,396,719)	—	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	—	—	402,742,395
Disposal of subsidiaries	—	—	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	—	—	260,212

Balance as of December 31, 2009	$406,096,193	—	$—	$—	$4,272,498	$—	$410,368,691

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
      The relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries and PRC affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries and PRC affiliates must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The Group’s subsidiaries have allocated annual after-tax profits to each of their respective funds in compliance with these laws and regulations. For the years ended December 31, 2007, 2008 and 2009, the Group made total appropriations of $2,122,452, $4,665,681 and $10,765,735, respectively.
     As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and PRC affiliates were restricted in their ability to transfer a portion of their net assets to Focus Media Holding in the form of dividends, loans or advances, which restricted portion amounted to $789,603,518 as of December 31, 2009.
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