Form 20-F
period 2010-12-31
Focus Media Holding LTD
filed 2011-06-20
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Commission file number 000-51387
Focus Media Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong
(Address of Principal Executive Offices)
Contact Person: Mr. Kit Leong Low
Chief Financial Officer
Phone: +852 3752-8009
Facsimile: +852-3583-0082
Address: Unit No. 1, 20th Floor, The Centrium
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
677,934,625 Ordinary Shares

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
     Yes ☐ No ☐

FOCUS MEDIA HOLDING LIMITED
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2010

i

SUPPLEMENTAL INFORMATION
In this annual report, unless otherwise indicated:
•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities;

•	“shares” and “ordinary shares” refer to our ordinary shares, par value $0.00005, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•	“Framedia” refers to Infoachieve Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•	“Target Media” refers to Target Media Holdings Limited and its consolidated subsidiaries and affiliates, which we acquired in February 2006;

•	“Focus Media Wireless” refers to Dotad Media Holdings Limited, and its consolidated subsidiary and affiliate, which we acquired in March 2006 and renamed Focus Media Wireless. We terminated our mobile handset advertising business, including Focus Media Wireless, in December 2008;

•	“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007 and subsequently disposed of in 2010;

•	“CGEN” refers to CGEN Digital Media Company Limited, and its consolidated subsidiaries and affiliates , which we acquired in January 2008 and disposed of in December 2008; and

•	This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and as of December 31, 2009 and 2010.
FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE REALIZED
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand our advertising network into new cities and regions in China

•	the growth of our LCD display network, poster frame network, in-store network, movie theater and traditional outdoor billboards;

•	our plan to identify and create additional advertising platforms that target specific consumer demographics, which could allow us to increase our advertising revenue;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended, and Form F-3 as amended; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors” of this annual report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

     Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report.
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
     In January 2010, certain employees and management of Allyes and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy-out an aggregate 38% interest in Allyes from the Company. On July 30, 2010, the Company further sold its entire remaining 62% ownership to Silver Lake, a third party investor, at a cash consideration of $124 million. Therefore, the results of Allyes and its consolidated subsidiaries and affiliates have been classified as discontinued operations for all the periods presented.

	For the years ended December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues: (1)
LCD displays	$141,472	$183,528	$240,918	$208,499	$297,403
In-store	26,907	27,444	60,719	30,346	37,777
Poster frame	40,904	85,472	146,751	98,962	121,893
Movie theatre and traditional outdoor billboard	690	37,305	77,178	59,057	59,003
Other (2)	1,932	1,115	3,622	300	239

Total net revenues	211,905	334,864	529,188	397,164	516,315

Cost of revenues:
LCD displays	48,128	51,850	78,728	76,128	67,374
In-store	18,106	23,502	61,834	24,170	23,432
Poster frame	13,621	28,086	59,815	95,401	84,487
Movie theatre and traditional outdoor billboard	760	28,496	56,944	45,085	46,258
Other (2)	765	798	1,723	290	139

Total cost of revenues	81,380	132,732	259,044	241,074	221,690

Gross profit	130,525	202,132	270,144	156,090	294,625
Operating expenses:
General and administrative	25,723	42,452	79,162	88,833	79,760
Selling and marketing	25,762	53,523	82,258	79,787	103,722
Impairment loss	—	—	377,629	63,646	5,736

	For the years ended December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars, except share and per share data)
Other operating expenses (income), net	(1,051)	(7,615)	183,113	13,111	(14,144)

Total operating expenses	50,434	88,360	722,162	245,377	175,074
Income (loss) from operations	80,091	113,772	(452,018)	(89,287)	119,551
Investment loss	—	—	—	—	1,288
Interest income	4,255	9,239	7,130	4,946	7,260
Interest expense	—	(17)	—	—	—

Income (loss) from continuing operations before income taxes	84,346	122,994	(444,888)	(84,341)	125,523
Income taxes	1,044	5,912	25,278	13,780	22,336

Net income (loss) from continuing operations	83,302	117,082	(470,166)	(98,121)	103,187
Net income (loss) from discontinued operations, net of tax	—	28,048	(300,672)	(111,612)	83,078

Net income (loss)	83,302	145,130	(770,838)	(209,733)	186,265
Less: Net income (loss) attributable to noncontrolling interests	105	694	(150)	3,524	1,991

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$83,197	$144,436	$(770,688)	$(213,257)	$184,274

Income (loss) per share from continuing operations — basic	$0.16	$0.20	$(0.73)	$(0.15)	$0.15

Income (loss) per share from continuing operations — diluted	$0.16	$0.19	$(0.73)	$(0.15)	$0.14

Income (loss) per share from discontinued operations — basic	$0.00	$0.05	$(0.47)	$(0.17)	$0.12

Income (loss) per share from discontinued operations — diluted	$0.00	$0.05	$(0.47)	$(0.17)	$0.11

Income (loss) per share — basic	$0.16	$0.24	$(1.20)	$(0.33)	$0.26

Income (loss) per share — diluted	$0.16	$0.24	$(1.20)	$(0.33)	$0.25

Shares used in calculating basic income (loss) per share	505,411,079	590,387,396	643,989,522	651,654,345	707,846,570

Shares used in calculating diluted income (loss) per share	521,536,381	608,326,450	643,989,522	651,654,345	731,658,265

	As of December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$164,611	$450,416	$142,434	$568,159	$454,476
Other current assets(3)	78,712	431,043	665,137	269,279	397,885
Non-current assets	862,919	1,258,079	724,723	556,005	531,799
Total assets	1,106,242	2,139,538	1,532,294	1,393,443	1,384,160
Total current liabilities	51,837	276,287	318,864	197,056	172,719
Total non-current liabilities	3,303	6,394	13,540	5,435	9,998
Total liabilities	55,140	282,681	332,404	202,491	182,717
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2006, 2007, 2008, 2009 and 2010; 534,896,873, 640,230,852, 646,081,710, 725,278,005 and 677,934,610 shares issued and outstanding in 2006, 2007, 2008, 2009 and 2010, respectively)	27	32	32	36	34
Other equity	1,050,717	1,854,912	1,197,752	1,189,088	1,200,445
Total Focus Media Holdings Limited shareholders’ equity	1,050,744	1,854,944	1,197,784	1,189,124	1,200,479
Noncontrolling interests	358	1,913	2,106	1,828	964
Total equity	1,051,102	1,856,857	1,199,890	1,190,952	1,201,443

Selected Operating Data:(4)
Number of displays in our commercial location network:
Our direct cities	80,263	107,533	122,597	125,595	157,916
Our regional distributors(5)	5,197	4,765	5,436	5,411	6,659
Total	85,460	112,298	128,033	131,006	164,575

	As of December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars)
Number of displays in our in-store network(6)	38,742	49,452	42,824	44,517	48,179
Number of stores in our in-store network(6)	3,898	4,063	3,275	3,097	2,858
Number of installed frames in our poster frame network(7)	99,784	190,468	324,364	261,076	335,822

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $14.4 million, $20.3 million, $24.7 million, $20.6 million and $31.0 million in 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our in-store network amounted to $2.8 million, $2.8 million, $6.3 million, $3.2 million and $4.0 million for 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our poster frame network amounted to $4.0 million, $7.9 million, $13.9 million, $9.6 million and $12.2 million, for 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $2.8 million, $1.5 million and $2.8 million for 2008, 2009 and 2010, respectively. Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue. Commencing from January 1, 2011, the maximum cultural industries tax levied was reduced from 4% to 3%.

(2)	Other revenue and cost is related to sale of advertising equipment to business partners and is combined in revenue and cost of LCD displays network in Note 18, “Segment Information”, to consolidated financial statements under Item 18.

(3)	Other current assets equal to total current assets less cash and cash equivalents.

(4)	Operating data presented includes operating data for discontinued operations except as noted below.

(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.

(6)	Operating data for our in-store network does not include data from CGEN’s business and operations.

(7)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
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
     For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB6.6000, which was the prevailing rate on December 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
November	6.6538	6.6892	6.6330	6.6670
December	6.6497	6.6745	6.6000	6.6000
2011 (through June 3)	6.5283	6.6364	6.4780	6.4796
January	6.5964	6.6364	6.5809	6.6017
February	6.5761	6.5965	6.5520	6.5713
March	6.5645	6.5743	6.5483	6.5483
April	6.5267	6.5477	6.4900	6.4900
May	6.4957	6.5073	6.4786	6.4786
June (through June 3)	6.4800	6.4824	6.4780	6.4796
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially harmed.
Risks Relating to Compliance with PRC Law
Our failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure.

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
     If Jason Nanchun Jiang, our founder, chairman and chief executive officer, were to breach any of his contractual or fiduciary obligations to us and our affiliated consolidated entities, we could be subject to regulatory penalties and sanctions and our operations could be materially adversely affected.
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
     Furthermore, the PRC restriction on foreign investment in advertising industry, however, does not expressly apply to the investment activities of WFOEs, and starting from late 2007, advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Thus, WFOEs may establish subsidiaries in China to operate advertising business directly in China. As such, certain of our indirect PRC operating subsidiaries succeeded in obtaining the required licenses for providing advertising services in China. However, the PRC governmental authority may determine in the future that such indirect investments evade the qualification requirements on foreign investment in the advertising industry and thus bans such investment activities.
     For the year ended December 31, 2010, approximately 96% and 4% of our net revenue was generated by our indirect PRC operating subsidiaries and our PRC operating affiliates through contractual arrangements, respectively. All of the revenues generated by our PRC operating affiliates are generally available to us to use in expanding our business in China. Although we have been converting some of the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate a significant portion of our advertising business for the foreseeable future, given the time and financial costs required for converting these PRC operating affiliates into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries.
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
•	imposing fines or other monetary penalties on our PRC subsidiaries or affiliates;

•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of any offering or from other sources to finance our business and operations in China.

•	The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may be affected in a material and adverse way.
     Jason Nanchun Jiang, who is one of the shareholders of Focus Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses, completed naturalization procedures to become a citizen of Singapore in the second quarter of 2009 for personal reasons.
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
     If the ownership structure of our PRC operating affiliates is found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities, mainly including the SAIC and the Ministry of Commerce, would have broad discretion in dealing with such violations, including:
•	imposing fines or other monetary penalties on our PRC operating affiliates;

•	revoking the business and operating licenses of our PRC operating affiliates;

•	discontinuing or restricting our PRC operating affiliates’ operations;

•	requiring our PRC operating affiliates to restructure the relevant ownership structure or operations.

•	The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.
     We have in the past used contractual arrangements with our PRC operating affiliates and their respective shareholders to operate a significant portion of our advertising business. We have transferred the majority of our operations to our subsidiaries since 2009. For a description of these contractual arrangements, see the sections titled “Organizational Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”.
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
     For example, the PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 requires that registration with the local SAIC is necessary to create security interest on equity interest in a PRC company, which means that before the equity pledge is duly registered with the local SAIC, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding. Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their registry of shareholders according to then applicable law. The Company attempted to register the relevant equity pledges after the PRC Property Rights Law became effective and we have successfully registered the equity pledge in connection with Focus Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses in December 2010 and certain other PRC operating affiliates with the local SAIC. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local SAIC authorities vary from city to city. Thus, we are still in the process of applying for registration of other relevant equity pledges and there is no assurance that we can have these equity pledges registered on time or at all. We have completed the registration of four pledges with the local counterparts of the SAIC, and are in the process of registering an additional nine pledges. Considering that we have not registered some of these existing equity pledges, and may fail to register future equity pledges, with the local SAIC, any equity pledge created under these equity pledge agreements may be considered unenforceable. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating affiliates, and our ability to conduct our business may be negatively affected.
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
Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2008, 2009 and 2010, we made total appropriations of $4,665,681, $10,765,735 and $21,211,346 respectively, including the reserve funds of our PRC operating subsidiaries and PRC operating affiliates. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. As of December 31, 2010, the amount of these restricted portions was approximately $179.5 million. Our PRC operating affiliates have historically not paid dividends to us from their accumulated profits, as we do not own any direct equity interest in these operating affiliates and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future. All of the reserve funds of our PRC operating subsidiaries and affiliates are generally available to us to use in expanding our business in China. Any limitation on the ability of our WFOE operating subsidiaries to receive distributions from their respective subsidiaries or pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.
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
We may be deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.
     The newly enacted PRC Enterprise Income Tax Law, or the New Law, and the implementation regulations to the New Law issued by the PRC State Council, became effective as of January 1, 2008. The New Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the New Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

     Further, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82 on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or Circular 82, which took effect on January 1, 2008. According to Circular 82, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) primary property, books and accounts, company seals and board and shareholder meeting minutes are kept or placed within China; and (iv) 50% or more of the directors with voting rights or senior management habitually reside within China. According to this Circular 82, in determining the location of de facto management, “substance over form” principle should be followed. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue.
     Most of our major board decisions, such as those relating to strategic planning, significant investments, raising fund and all matters related to capital market activities are made outside of the PRC. We have an office in Singapore and appointed a Vice President of Marketing and Strategies in April 2009, who habitually resides in Singapore and is in charge of our daily operations, including devising the Company’s development strategy, making key operational decisions and determining the compensation structure of our sales team. Since the beginning of 2009, our management team has been meeting and negotiating with potential overseas investors in the United States and Hong Kong for certain significant restructuring activities. We also appointed a new chief financial officer in January 2010, who spends most of his time in our office located in Hong Kong and is in charge of the Company’s investments, financial management, internal control and compliance. In addition, our senior management spends a significant amount of time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being deemed a PRC tax resident is low. However, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which would have an adverse effect on our effective tax rate and net income.
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
     Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. For 2008, 2009 and 2010, our location costs accounted for 59.5%, 48.9% and 60.7% of our cost of revenues and 29.1%, 29.7% and 26.1% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and traditional and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
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
     Our integration of acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. For example, in 2008, we disposed of CGEN’s in-store advertising operations, and discontinued the operations of Focus Media Wireless, both of which were recent acquisitions. These two transactions resulted in impairments losses to our 2008 results of operations. In addition, we discontinued or disposed of certain of our Internet operations in 2009 which resulted in losses to our 2009 results of operations. Moreover, the integration of acquired entities into our operations has required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.
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

Our strategic alliances and partnerships may not succeed or yield the benefits we anticipated which could materially and adversely affect our business and results of operations.
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
     As of December 31, 2010, we covered approximately 34 out of the approximately 100 cities where we provide our LCD display network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media”, “Framedia” and other brand names and logos. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
     We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Accordingly, our management assessed our effectiveness of internal control over financial reporting as of December 31, 2010 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
     Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Nevertheless, we cannot assure you that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. If we are unable to implement solutions to any deficiencies in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

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
     The market for advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We also upgraded portions of our poster frame network with digital poster LCD displays. Allyes provides online advertising services to customers. Our movie theater network provides advertising time prior to movie screenings by leasing screen time. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. In addition, the local authorities may issue temporary restriction or prohibition on outdoor advertising at the regional level in light of public events of large scale held locally. For example, the Shanghai local government issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and restrictive rules for applying for outdoor advertising for the period of preparation and hosting of World EXPO 2010, which ended on October 31, 2010. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
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
     Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2010, we do not expect to be a PFIC for 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purpose of the PFIC rules. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2011 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Taxation — United States Federal Income Taxation”.
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
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 32 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our operating affiliates. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with Focus Media Advertisement and its subsidiaries and shareholders, and other foreign investors, including you.
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
     The newly enacted New Law, and the implementation regulations to the New Law issued by the PRC State Council, became effective as of January 1, 2008. Under the New Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New Law subject to relevant transaction rules. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a 15% enterprise income tax rate.
     Further, Notice of the State Council concerning Implementation of Transitional Tax Incentives for HNTE newly-established in Special Economic Zones and Shanghai Pudong New Area (“Circular 40”) allows high tech companies established in the Special Economic Zones and Shanghai Pudong New Area to enjoy enterprise income tax exemption for the first to second year and half-rate of 25% statutory rate for the third to fifth year.
     Most of the Company’s PRC operating subsidiaries and affiliates have completed transition from 33% to 25% starting from January 1, 2008. Those that enjoyed a lower tax rate of 15% before January 1, 2008 will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless they obtain the HNTE status under the New Law.
     Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. was qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoy a 50% reduction off the tax rate from 2009 through 2011. For the years ended December 31, 2008, 2009 and 2010, Beijing Focus Media Wireless Co., Ltd., was subject to a preferential tax rate of 0%, 10% and 11% accordingly.
     Focus Media Information Technology (China) Co., Ltd. was incorporated on August 22, 2008 in one of the specific areas designated by the State Council, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media Information Technology (China) Co., Ltd. is exempted from the EIT for the two years ending December 31, 2010 and 2011 and will enjoy a 50% tax deduction for the next three years.
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
     We are a Cayman Islands holding company and substantially all of our income may be derived from dividends and royalty fees we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our WFOE operating subsidiaries in China are subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the New Law. If we are required under the New Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements with other countries or regions. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our WFOE operating subsidiaries to our non-PRC subsidiaries who are their respective overseas parent companies, will be entitled to the benefits under the relevant tax treaties or other similar tax arrangements.
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
     By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and thus impose PRC income tax to a transfer of equity in an offshore company. Further, non-resident enterprises may be required to file with the PRC tax authorities to report their indirect transfer of equity interests in a PRC resident company if the transferred offshore holding vehicles are incorporated in a tax jurisdiction where the effective income tax rate is less than 12.5% or if the income of its residents derived outside of such jurisdiction is free of income tax. It is not clear to what extent the holders of our shares or ADS will be subject to these requirements. We have conducted and may conduct acquisitions and dispositions involving complex corporate structures, but we may not be able to make timely filing with the PRC tax authorities as requested. The PRC tax authorities may, at their discretion, impose or adjust the capital gains on us for any of our historical or future acquisitions and dispositions or on the holders of our shares or ADSs for their disposition of our shares or ADSs or request us or the holders of our shares or ADSs to submit additional documentation for their review in connection with any relevant acquisitions or disposition, and causing us or the holders of our shares or ADSs to incur additional costs.
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
     Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of December 31, 2010, the Renminbi had appreciated approximately 20.3% against the U.S. dollar since July 21, 2005. On June 3, 2011, the Renminbi was valued against the U.S. dollar at approximately RMB 6.4796 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from a low of $4.84 to a high of $65.88 per ADS and the last reported sale price on June 1, 2011 was $30.5. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.

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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Our legal and commercial name is Focus Media Holding Limited. Our principal executive offices are located at Unit No. 1 on the 20th Floor of The Centrium, 60 Wyndham Street, Central, Hong Kong, and our telephone number is +852-3752-8009. Our Internet website address is www.focusmedia.cn . Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home television advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.
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
     In February 2010, we announced the implementation of a share repurchase program of up to $200 million over the next twelve months which we increased to up to $300 million in August 2010. We repurchased approximately 12,050,786 of our ADSs for approximately $239.7 million up to May 31, 2011, which included a privately negotiated repurchase of 9,523,810 ADSs from Fosun International for $200 million.
     On September 13, 2010, Jason Nanchun Jiang, through JJ Media Investment Holding Limited, sold 8,100,000 of our ADSs at a price of $18.90 per ADS.
     On January 13, 2011, we paid approximately $61.0 million to purchase 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“VisionChina Media”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems.
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
     Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2010, we operated our LCD display network directly in over 66 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2010, we covered approximately 34 additional cities through contractual arrangements with regional distributors. Between January 1, 2010 and December 31, 2010, the number of displays in our LCD display network increased from 131,006 to 164,575. In the first quarter of 2009, we suspended operation of a significant portion of the approximately 200 outdoor LED billboards we had operated in Shanghai due to new government regulations governing the use of curbside billboards. For the same reason, we suspended operation of the LED billboard aboard the boat. As of December 31, 2010, we operated approximately 96 digital outdoor billboards and 249 traditional billboards in prime commercial and shopping areas and along national and provincial highways and leased screentime in approximately 260 movie theaters (consisting 1,553 screens) in cities across China and Hong Kong SAR. In addition, as of the same date, the installed base of our hypermarkets network was 1,455 stores. Our in-store network also covered 229 supermarkets and 1,174 convenience stores as of December 31, 2010. The number of displays installed in our in-store network was 48,179 as of December 31, 2010. The total number of non-digital frames available for sale on our poster frame network was 300,012 as of December 31, 2010, as well as 35,810 digital frames as of the same date, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.
     The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2009	2009	30, 2009	31, 2009	2010	2010	30, 2010	31, 2010
LCD display network:
Number of displays:
Our direct cities	125,796	128,089	125,467	125,595	126,289	137,701	144,392	157,916
Our regional distributors(1)	5,423	5,425	5,423	5,411	6,196	5,234	5,521	6,659

Total	131,219	133,514	130,890	131,006	132,485	142,305	149,913	164,575

In-store network:(2)
Number of displays in our in-store network	42,340	44,783	45,195	44,517	40,848	45,686	45,613	48,179

Number of stores in our in-store network	3,171	3,209	3,265	3,097	2,772	2,845	2,587	2,858

Poster frame network:
Number of frames installed in our poster frame network(3)	327,969	284,988	262,301	261,076	270,759	274,524	312,487	335,822

(1)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate

(2)	In the first quarter of 2010, the decline in number of displays and stores of our in-store network was due to the termination of rental contracts with two major chain stores but one of them was subsequently renewed in the second quarter of 2010 at a lower price.

(3)	Includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.
LCD display network
     The majority of displays on our LCD display network are currently placed in heavy-traffic areas of commercial office buildings. The locations in our LCD display network also include shopping malls, banks, hotels and certain airports. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2010, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 164,575 flat-panel displays placed in approximately 100 cities throughout China. We operate our LCD display network directly in approximately 66 cities and indirectly through contractual arrangements with regional distributors in approximately 34 additional cities. We have established distributors in 29 countries and regions outside of mainland China, including Hong Kong, Taiwan, Singapore, Philippines, Vietnam, Indonesia, Malaysia, India, Central America and Panama, Australia, Russia, Argentina and Chile and 17 countries in Europe, through contracts with local operators which operate local commercial location networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
     As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of December 31, 2010, we had established four such stand-alone channels that are marketed as separate focused channels of our LCD display network: our premier office building A and B, travel and outdoor LED billboard network channels. Starting from January 1, 2011, we restructured our premier office building A and B channels into premier office building A1 and A2 channels to create more network capacity resources.
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
Traditional billboard network
     We operate traditional outdoor billboards of approximately 200 square meters to 300 square meters in size that are in installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in

Beijing, Shanghai, Guangzhou and most tier 2 cities. We also operate traditional poster billboards of 18 meters by 6 meters by the roadsides of national and provincial highways. As of December 31, 2010, we operated approximately 249 traditional billboards in prime commercial and shopping areas and along national and provincial highways.
Movie theater advertising network
     We operate our movie theater advertising network by selling leased screen time as time slots to advertisers. We have the right to three minutes of screen time prior to the screening of each movie shown in the theater. As of December 31, 2010, we had rights to lease advertising time on screens in 260 movie theaters (consisting 1,553 screens) in cities across China and Hong Kong SAR.
In-store Network
     As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2010, we had placed 48,179 flat-panel displays in 1,455 hypermarkets, 229 supermarkets and 1,174 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, cosmetics, health products, household, kitchen and bathroom products and household appliances.
     In January 2008, we completed the acquisition of CGEN. In December 2008, we disposed of the CGEN operations. Accordingly, the CGEN portion of our in-store network has ceased operations and we no longer derive material revenues from this operation.
Poster Frame Network
     We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame basis for periods of two weeks or longer. As of December 31, 2010, we had installed 300,012 poster frames including 35,810 digital poster frames in cities throughout China. Our digital frames use high-resolution LCD displays with integrated sound, all-angle viewing and remote control technologies. Our advertising posters include both traditional printed posters as well as digital LCD poster frames with integrated sound, all-angle and remote control technologies placed in elevators and public areas in residential complexes and commercial locations. Generally two or three advertising poster frames can be placed in each elevator. Advertisements on our digital LCD poster frames are broadcast repeatedly approximately 480 times throughout a day.
Advertising Clients, Sales and Marketing
     Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. Our advertising clients include leading international and domestic brand name advertisers such as China Telecom, P&G China, L’Oreal China, Mazda, Yili Dairy, Mengniu Dairy, China Mobile, Subaru China, Beingmate, and Mercedes Benz, which together accounted for approximately 18.5% of our aggregate revenue for continuing operations in 2010.
     No single advertising client accounted for more than 3% of our revenues in 2010. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
     Sales. We employ an experienced advertising sales force in each city in which we operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our advertising networks as marketing channels, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-

party media, including primarily magazines and Internet websites. We maintain separate sales teams for our poster frame network and our Internet advertising services network. We have begun engaging in limited cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.
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
     For our traditional poster frame network, advertising clients purchase frame space on a per-frame basis for terms of one week or more. For our digital poster frame network, we offer advertisers fifteen-second time slots by 480 times a day.
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
     In addition to helping us to expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively and on a timely basis. These concerns generally include ensuring that the flat-panel displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel displays. We generally rely on our own employees to install, maintain, monitor and repair our flat-panel displays and advertising poster frames. Each of our flat-panel displays is inspected at least once daily.
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
     Our display placement agreements have initial terms ranging anywhere from one to ten years. As of December 31, 2010, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel displays.
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
Competition
     We compete with other advertising companies in China including television broadcasters, newspapers and magazines as well as companies that operate outdoor and out-of-home or telecommunications-based advertising media networks, such as JCDecaux, ClearMedia, SearchMedia, AirMedia and VisionChina. We purchased approximately 15% of VisionChina’s outstanding shares in January 2011. We compete for advertising clients primarily on the basis of our strength of our sales force, network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We have developed a business model that we believe enables us to:
•	attain high market share;

•	offer relatively fixed costs that allow us to leverage our earnings on revenue growth; and

•	maintain relative control over our rental costs.
Facilities
     We currently maintain our headquarters at Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. We also have offices in more than 46 other cities in China.
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
     The local authorities may issue temporary restriction or prohibitions on outdoor advertising at the regional level in light of public events of large scale held locally. The Shanghai local government issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and more restrictive rules for applying for outdoor advertising for the period of preparation and hosting of World EXPO 2010, which ended on October 31, 2010.

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
     Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their register of shareholders according to then applicable law. The Company attempted to register the relevant equity pledges after the PRC Property Rights Law became effective and we have successfully registered the equity pledge in connection with Focus Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses in December 2010 and certain other PRC operating affiliates with the local SAIC. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local SAIC authorities vary from city to city. Thus, we are still in the process of applying for registration of other relevant equity pledges and there is no assurance that we can have these equity pledges registered on time or at all. Considering that we have not registered some of these existing equity pledges, and may fail to register future equity pledges, with the local SAIC, any equity pledge created under these equity pledge agreements may be considered unenforceable. See “Risk Factors—Risks Relating to Compliance with PRC Law— We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.”
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
     In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In 2008, we terminated our mobile handset advertising business and it is accounted for as a discontinued operation. In the first quarter of 2007, we acquired Homesky Investment Ltd., which operates a traditional billboard network through its PRC affiliates. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes, although certain such acquired Internet advertising businesses were disposed of or discontinued in 2009. In June 2007, we acquired Hua Kuang Advertising Company Limited and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China. In December 2008, we announced disposal of certain subsidiaries acquired from CGEN. In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from us, including certain offshore and onshore interests. In July 2010, we sold our entire remaining 62% ownership interest in Allyes.
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
     The following chart shows our organizational structure of our material subsidiaries and affiliates as of December 31, 2010.

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over our PRC operating affiliates.

(3)	Agreements that ensure a substantial portion of the economic benefits of our operations in the PRC are maintained by our PRC operating subsidiaries, as described in “Related Party Transactions”.

(4)	Focus Media Advertisement is 85% owned by Jason Nanchun Jiang and 15% owned by Jimmy Yu.

(5)	The Focus Media directly or indirectly WFOE operating subsidiaries include the WFOE operating subsidiaries (i) relating to our out-of-home television network operations include but not limited to Focus Media Technology, Focus Media Digital , FM China Technology and Focus Media Defeng Advertisement, and (ii) relating to our poster frame network operations.

(6)	These consist of subsidiaries of Focus Media Advertisement, which holds between 50% and 100% of the subsidiaries, with the remaining minority interest held by individual or entity designated by us or unrelated third parties, which operate our out-of-home television network, poster frame network, and movie theatre advertising business.

(7)	Other Focus Media operating subsidiaries include those directly or indirectly owned by Focus Media Digital, which operate a portion of our-of-home television network and poster frame network.

(8)	Hua Kuang operating subsidiaries include those directly or indirectly owned by Hua Kuang Advertising Company Ltd.
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
     We have executed a number of strategic and operational reorganizations during the three years ended December 31, 2010, as described below:
•	In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report. After this acquisition, we acquired ten entities providing wireless advertising service in 2007. The business model of these wireless advertising services had been based on sending both solicited and unsolicited advertisements via short messaging service, or SMS, to mobile phone users. In March 2008, there was extensive negative media coverage on this form of advertising, and shortly thereafter, the Ministry of Information Industry, or MII, the national regulating authority of the telecom industry, ordered all local telecom regulators and telecom operators at all levels to strengthen regulations over SMS advertisements, in particular so-called “spam” or unsolicited advertisements and messages. As a result, several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or prohibiting companies from engaging in unsolicited short messaging advertising activities. In light of this sudden adverse change in the legal, regulatory and publicity environment, in December 2008, we discontinued operations of our mobile handset advertising network, and sought to dispose of this business. The original owners of our mobile handset business were still our key competitors with respect to this business, and as such, there was a limited choice of potential purchasers. We negotiated with the original owners of the mobile handset business to terminate the purchase agreements and return each business to the original owners, which were more willing to accept the risks associated with the change in the legal, regulatory and publicity environment. In exchange, the original owners waived their right to future earn-out payments due to them under the purchase agreement or paid a purchase price that was significantly less than the price we paid to acquire the business before the change in the business environment.. This business has been accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

•	On March 28, 2007, we acquired Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, the leading Internet advertising company in China. We also acquired ten other entities that provided Internet advertising service during 2007 and 2008. We believed that as a result of those acquisitions we would be in a better position to negotiate pricing with internet property owners and rebate rates with 4A agencies, while promoting Allyes Smart Trade’s advertising performance tracking platform and facilitating cross-sales between our other internet businesses and other business lines. However, the acquisition did not result in these synergies anticipated due to the expansion of the Chinese internet advertising market, which permitted international agencies determined to enter the market to reduce their reliance on local agencies. As such, rebate rates from 4A agencies did not increase by as much as we had originally expected. Furthermore, major internet property owners were reluctant to lower their inventory prices due to the strong demand for their inventories. For these reasons, Allyes and most of the internet businesses that we acquired have seen their gross margins and operating profits steadily decline from 2007 to 2010 and the number of days outstanding for account receivables increased to a level that was inconsistent with our other lines of business. Since our internet advertising business, as a whole had been an underperforming unit, we decided to refocus our growth strategy on the organic growth of our core businesses, namely advertising through LCD display poster frame, in-store and movie theater networks. We first disposed of the six acquired internet subsidiaries because the earn-out periods for each of these acquisitions were still in effect. However, due to significant accrued and potential contingent payments of those subsidiaries we could not locate a buyer willing to purchase these subsidiaries. Therefore, we negotiated with the respective original owners of these subsidiaries, who were the incumbent management, to cancel the accrued and potential contingent payments owed to them pursuant to the terms of the respective purchase agreements in exchange for returning the business to them. The operations of these disposed subsidiaries are accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

•	On January 2, 2008, we completed the acquisition of CGEN Digital Media Company Limited, or CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former CGEN shareholders and the former CGEN shareholders delivered 100% of the equity interest in CGEN to us. One of the primary reasons for the acquisition of CGEN was to consolidate the in-store advertising market with the hope of reducing rental fees paid to chain-store owners. However, this acquisition did not result in chain-stores lowering their rental fees as expected. Instead, the chain-stores expected we would maintain the multi-year rental fee agreements entered into by CGEN prior to the acquisition and expected we would pay for CGEN’s overdue rental fees, which amounted to RMB110 million immediately prior to the disposition. Given these circumstances, we decided to dispose of one of CGEN’s PRC operating affiliates, CGEN Media Advertising Co., Ltd., or CGEN Media, to avoid being required to pay CGEN Media’s overdue rental fees and to possibly influence the chain-stores to renegotiate rental agreements on more favorable terms. Based on the above considerations, we terminated the share purchase agreement and sold CGEN Media, including all accounts receivables and account payables, to a third party, who is neither related to us nor the original owners, for zero consideration. After the disposal of CGEN Media in December 2008, the Company negotiated new rental agreements with two primary chain-stores in China in April 2009 and April 2010, respectively, thereby reducing rental fee levels by 73% and 81% respectively. Despite the disposition of CGEN Media, we retained CGEN’s in-store monitors for future similar use. We also began to negotiate leases with the existing location providers of CGEN in order to conduct similar advertising business. We concluded that these constituted migration of revenue and continuing involvement. As such, the result of CGEN’s operations was accounted for as part of results from continuing operations in the year ended December 31, 2008.

•	On December 22, 2008, we entered into an asset purchase agreement with SINA Corporation, pursuant to which we agreed to sell substantially all of the assets of our LCD display network, poster frame network and in-store network. The assets and liabilities were presented as held for sale as of December 31, 2008. However, the transaction was terminated on September 30, 2009 jointly by both parties as SINA’s application to MOFCOM for review under the PRC Anti-Monopoly Law was not accepted for review by MOFCOM and the parties would not be able to pursue and complete that process within the time period for consummation set forth in the agreement. Accordingly, we continue to own and operate the assets that were the subject of the original purchase and sale agreement. The assets and liabilities have been reclassified in 2009 in the balance sheet as held for use and the results have been reclassified from discontinued operations to continuing operations for all periods presented.

•	In October 2007, we acquired Zong Heng Pin Yu, which owned an advertising license for use on the Huangpu River in Shanghai, from an unrelated third party. After the acquisition, we purchased a boat as the adverting platform on the Huangpu River and commenced commercial operations in January 2008. On January 4, 2009, the Shanghai Municipality Government amended its regulations governing outdoor advertisements to prohibit non-passenger and non-cargo boats from engaging in advertising activities on all rivers within Shanghai until December 31, 2010. We believed there was a high likelihood that the regulation would remain effective indefinitely. Since the license we obtained through the acquisition of Zong Heng Pin Yu could only be utilized for advertising on the Huangpu River and it was not commercially viable to use the boat for any other purpose, as, following renovations and outfitting of the boat for non-passenger and non-cargo services and an eight-month solicitation effort to use the boat for advertising purposes in other markets, we were unable to find a suitable alternative market where the boat could be put to active use. As a result, we fully impaired the long-lived assets associated with our boat-based advertising platform in 2009, recording an aggregate impairment loss of $36.9 million for the year ended December 31, 2009.

•	During 2009, we discontinued operations of certain poor performing subsidiaries in our Internet advertising business.

•	In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to purchase an aggregate 38% interest in Allyes from us. We entered into this arrangement to incentivize the Allyes management in order to try to maximize the operations and value of Allyes. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.

•	On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided excellent value to our company and our shareholders.

•	On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement, as amended on May 30, 2011, with GBL III Limited, an entity controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our outdoor media subsidiary, in which Goldman Sachs will acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities will purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. GBL III Limited will be entitled to nominate one designee to OOH’s board of directors and will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities. Upon completion of these transactions, we will hold a 51% indirect equity interest in OOH. We believe this partial stake disposal allows us to recoup a majority of the investments in OOH while retaining upside potential in the business.

We determine whether a subsidiary is underperforming based on certain metrics, including the subsidiary’s (i) current and potential gross profit, (ii) current and potential operating profit and (iii) current and potential working capital requirement. The discontinued operations of these subsidiaries are classified as discontinued operations for all periods presented.
     We expect our future growth to be driven by a number of factors and trends including:
•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our LCD display networks, in-store networks and movie theater network;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles;

•	Our ability to successfully operate and market our new LCD display network;

•	Our ability to increase sales of advertising space and increase the length of advertising campaigns on our traditional billboard network; and

•	Our ability to integrate the companies we acquired in the previous years
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

Revenues
     In 2008, 2009 and 2010, we had total revenues of $529.2 million, $397.2 million and $516.3 million, respectively. In 2008, 2009 and 2010, our advertising service revenue accounted for 99.3%, 99.9% and 99.9% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Net revenues:
LCD display network	240,918	45.5%	208,499	52.5%	297,403	57.6%
In-store network	60,719	11.5%	30,346	7.6%	37,777	7.3%
Poster frame network	146,751	27.7%	98,962	24.9%	121,893	23.6%
Movie theater and traditional outdoor billboards	77,178	14.6%	59,057	14.9%	59,003	11.4%

Advertising service revenue	525,566	99.3%	396,864	99.9%	516,076	99.9%
Other revenue	3,622	0.7%	300	0.1%	239	0.1%

Total revenues	529,188	100.0%	397,164	100.0%	516,315	100.0%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $24.7 million, $20.6 million and $31.0 million in 2008, 2009 and 2010 respectively. Business tax on advertising service revenue from our in-store network amounted to $6.3 million, $3.2 million and $4.0 million for 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our poster frame network amounted to $13.9 million, $9.6 million and $12.2 million, for 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $2.8 million, $1.5 million and $2.8 million for 2008, 2009 and 2010, respectively.
     Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue. Commencing from January 1, 2011, the maximum cultural industries tax levied was reduced from 4% to 3%.
     We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

	For the year ended December 31,
	2008		2009		2010
	(in thousands of U.S. dollars, except percentages)
Gross Revenue:
LCD display network
— Unrelated parties	264,182	49.9%	228,541	57.6%	326,834	63.3%
— Related parties	1,403	0.3%	582	0.1%	1,519	0.3%

Total LCD display network	265,585	50.2%	229,123	57.7%	328,353	63.6%

In-store network
— Unrelated parties	67,038	12.7%	33,538	8.4%	41,740	8.1%
— Related parties	—	0.0%	—	0.0%	—	0.0%

Total in-store network	67,038	12.7%	33,538	8.4%	41,740	8.1%

Poster frame network
— Unrelated parties	160,526	30.3%	108,379	27.3%	133,792	25.9%
— Related parties	88	0.1%	147	0.0%	294	0.1%

Total Poster frame network	160,614	30.4%	108,526	27.3%	134,086	26.0%

Movie theater and traditional outdoor billboards
— Unrelated parties	78,250	14.8%	60,132	15.2%	61,476	11.9%

	For the year ended December 31,
	2008		2009		2010
	(in thousands of U.S. dollars, except percentages)
— Related parties	1,773	0.3%	412	0.1%	302	0.1%

Total Movie theater and traditional outdoor billboards	80,023	15.1%	60,544	15.3%	61,778	12.0%

Gross Advertising Services Revenue:	573,260	108.3%	431,731	108.7%	565,957	109.6%

Less: Sales taxes:
LCD display network	24,668	4.7%	20,624	5.2%	30,950	6.0%
In-store network	6,319	1.2%	3,192	0.8%	3,963	0.8%
Poster frame network	13,863	2.6%	9,564	2.4%	12,193	2.4%
Movie theater and traditional outdoor billboards	2,844	0.5%	1,487	0.4%	2,775	0.5%

Total sales taxes	47,694	9.0%	34,867	8.8%	49,881	9.7%

Net Advertising Service Revenue	525,566	99.3%	396,864	99.9%	516,076	99.9%

Add:
Other revenue:	3,622	0.7%	300	0.1%	239	0.1%

Net revenues:	529,188	100.0%	397,164	100.0%	516,315	100.0%

Advertising Service Revenue
     Sources of Revenues. We derive most of our total revenues from the sale of advertising time slots on our LCD display network, in-store network, movie theatre and traditional outdoor billboards, and frame space on poster frame network to unrelated third parties and to some of our related parties. Our advertising services to related parties were provided in the ordinary course of business on the same terms as those provided to our unrelated advertising clients on an arm’s-length basis.
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
Movie Theatre Network
     Our advertising revenue derived from our movie theatre advertising network is directly affected by the number of movie theaters in which we have leased screen time, our expansion into additional theaters, and the length of the leased screen time, which is currently three minutes per screening per theater prior to movie screenings at the movie theater.
Traditional Outdoor Billboard Networks
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
     Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. In 2008, 2009 and 2010, we made provision of $15.8 million (aggregating the provisions for the disposal group for the SINA transaction and assets held for use), $29.1 million and $0.5 million, respectively, for accounts receivable that were outstanding for longer than six months. The significant reduction in bad debt provision in 2010 was primarily attributable to reversal of bad debt provisions we made for over-due account receivables incurred in 2008 and 2009 and strong collection of account receivables incurred in 2010 under favorable macro-economic conditions. We do not anticipate significant future reversal of bad debt provision to account receivables incurred in 2010 because macro-economic conditions are expected to be stable in near future. Therefore, we expect to see bad debt provision to increase in absolute dollar term in 2011 and years after.
Cost of Revenues
     Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment.
     The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Total revenues	$529,188	100.0%	$397,164	100.0%	$516,315	100.0%
Cost of revenues:
Net advertising service cost:
LCD display network	78,728	14.9%	76,128	19.2%	67,374	13.0%
In-store network	61,834	11.7%	24,170	6.1%	23,432	4.5%
Poster frame network	59,815	11.3%	95,401	24.0%	84,487	16.4%
Movie theater and traditional outdoor billboards	56,944	10.8%	45,085	11.4%	46,258	9.0%

Advertising service cost	257,321	48.7%	240,784	60.7%	221,551	42.9%
Other cost	1,723	0.3%	291	0.0%	139	0.0%

Total cost of revenues	259,044	49.0%	241,074	60.7%	221,690	42.9%

Gross profit	$270,144	51.0%	$156,090	39.3%	$294,625	57.1%

Advertising Service Costs
     Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials. In 2008, 2009 and 2010, our costs of revenue also include impairment charges of equipment amounting to $18.6 million, $40.3 million and nil, respectively, and impairment charges for acquired intangible assets amounting to nil, $3.2 million and nil, respectively.
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
     Generally, we capitalize the cost of our media displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel displays in our network and the unit cost for those displays, as well as the remaining useful life of the displays. Beginning in 2006, our results of operations have been negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly the acquisition of Framedia, Target Media and CGEN. The amortization of acquired intangible assets charged to cost of advertising services amounted to $20.1 million, $14.3 million and $12.7 million for 2008, 2009 and 2010, respectively.
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
     In-store Network. The primary costs of revenues connected with our in-store network are location costs resulting from rental and maintenance fees and depreciation costs for our displays. We expect these costs to be lower as a percentage of the revenue in near future compared to 2010.
     Poster Frame Network. The primary costs of revenues connected with our poster frame network are location costs resulting from rental fees. Depreciation costs for our frames and other costs for salary and maintenance fees also account for a significant portion of cost of revenues for our poster frame network. We expect these costs to increase in 2011 and years after because of expansion of the poster frame network and continuing competition from our competitors for desirable locations.
     Movie Theatre & Traditional Outdoor Billboard Networks. The primary costs of revenue connected with movie theater advertising network and traditional outdoor billboard network are advertising time slot leasing costs charged by the movie operators and advertising space leasing costs charged by the billboard owners, respectively.
Operating Expenses and Net Income
     Our operating expenses consist of general and administrative, selling and marketing expenses and amortization of acquired intangible assets. In 2008, 2009 and 2010, our operating expenses also included a goodwill impairment loss. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues
	(in thousands of U.S. dollars, except percentages)
Gross profit	$270,144	51.0%	$156,090	39.3%	$294,625	57.1%
Operating expenses:
General and administrative	79,162	15.0%	88,833	22.4%	$79,760	15.5%
Selling and marketing	82,258	15.5%	79,787	20.1%	103,722	20.1%
Impairment loss	377,629	71.4%	63,646	16.4%	$5,736	1.1%
Other operating (income) expenses	183,113	34.6%	13,111	2.9%	(14,144)	(2.7%)

Total	722,162	136.5%	245,377	61.8%	175,074	33.9%

Income (loss) from operations	$(452,018)	(85.5%)	$(89,287)	(22.5%)	$119,551	23.2%

     General and Administrative. General and administrative expenses primarily consist of salary and benefits for management and finance and administrative staff personnel, share-based compensation expenses, bad debt expenses, business tax mainly relating to tax planning charges paid by our affiliated PRC companies, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 15.0%, 22.4% and 15.5% of our total revenues in 2008, 2009 and 2010, respectively.
     Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expense for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 15.5%, 20.1% and 20.1% of our total revenues in 2008, 2009 and 2010, respectively.
     Impairment Loss for goodwill. We are required to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an annual goodwill impairment test for each of our reporting units as of December 31, 2008, 2009 and 2010 or when a triggering event indicated that it was probable that the carrying amount of a reporting unit may have exceeded its fair value. As a result, we recorded a goodwill impairment loss of $377.6 million, $63.6 million and $5.7 million for the year ended December 31, 2008, 2009 and 2010, respectively, which were mostly related to our poster frame network.
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
     Long-lived asset Impairment. We test long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages, terminal growth rates and the economic life of the long-lived assets. As a result of impairment tests performed, we recognized impairment losses on long-lived assets of $65.7 million and $nil in 2009 and 2010, respectively.
     Share-based Compensation. In 2008, options to purchase 26,529,625 ordinary shares were authorized and granted under 2007 Plan, of which 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008 (“2008 Replacement”). This was accounted for as a modification with no incremental compensation cost as the fair value of the options immediately before modification was higher than the fair value of the modified options.
     On September 22, 2009, as a result of performance evaluations, 1,776,300 of the 2008 Replacement options were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 of the 2008 Replacement options, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.
     On December 28, 2010, restricted shares to obtain 15,000,000 ordinary shares were granted to employees, officers, consultants and directors. These restricted shares will vest over a period of three years.
     Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2008, 2009 and 2010, 32,840,540, 15,642,620 and 11,962,045 options and nil, 36,448,980 and 38,957,925 restricted shares, respectively, were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees:	2008	2009
Risk-free rate of return	1.59%-3.2%	0.87%
Weighted average expected option life	2.5 to 4 years	2.5 years
Volatility rate	53%-68.88%	88.32%
Dividend yield	0%	0%
     The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The weighted average fair value of share options granted for the years ended December 31, 2008 was $1.85 and the weighted average fair value of restricted shares granted for the year ended December 31, 2009 and 2010 were $2.24 and $$4.24, respectively.
     On September 23, 2009, we entered into a definitive agreement for a private equity placement of 75 million of our newly issued ordinary shares with Jason Nanchun Jiang through JJ Media Investment Holding Limited, for a purchase price of $1.899 per share, representing the average closing price of the shares during the twenty consecutive trading days preceding the signing of the definitive agreement. On November 18, 2009, the private equity placement was consummated and we received gross proceeds of $142.4 million. The shares issued to JJ Media Investment Holding Limited are subject to a six month lock-up. This transaction resulted in share based compensation expense of $4.0 million, which represents the excess of the fair value of our shares over the purchase price. The fair value of the shares reflects our closing share price on the trading day immediately preceding the signing date of the definitive agreement.
     The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2008	2009	2010
Cost of sales	$1,469,847	$1,504,092	$976,822
General and administrative	22,890,581	26,037,349	40,272,194
Selling and marketing	15,814,828	12,221,732	4,342,602
Net income (loss) from discontinued operations	2,439,910	26,739,961	—

Total	$42,615,166	$66,503,134	$45,591,618

     Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies and assets. The Group recorded amortization expense as follows:

	For the years ended December 31,
	2008	2009	2010
Cost of revenues	$20,085,255	$14,282,389	$12,734,069
Selling and marketing	7,556,965	4,664,850	4,106,231
Net income (loss) from discontinued operations	12,446,394	8,331,505	765,859

Total	$40,088,614	$27,278,744	$17,606,159

     The Group expects to record amortization expense of $13,857,578, $7,125,284, $1,966,988, $575,670, and $541,556 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.
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
Revenue Recognition
     The Group’s revenues are primarily derived from advertising services and, to a lesser extent, sales from advertising equipment.
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
     Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible based on known changes in customers’ ability to pay. We also provide a general reserve for uncollectible accounts that we reassess on a quarterly basis. The general reserve is determined by applying certain percentages to each aging group of account receivables. The estimated percentages of uncollectible account receivables for general reserve purpose was affected by management’s perception about general economic environment and historical collection data for each aging group. The actual collection may materially differ from what the management estimated. In 2008, 2009 and 2010, we made provisions of $15.8 million, $29.1 million and $0.5 million, respectively, for accounts receivable that were outstanding for longer than six months. The significant increase in bad debt reserves in 2008 and 2009 was primarily due to unfavorable macro economic conditions caused by the financial crisis in late 2008. The significant reduction in bad debt reserves in 2010, as compared with previous years was primarily due to reversal of bad debt provisions we made for over-due accounts receivables in 2009, which were reversed upon their collection as well as overall stronger collections in 2010 due to more favorable macro-economic conditions. We do not anticipate significant future reversal of the 2010 bad debt provision because macro-economic conditions are expected to be stable and revenue is expected to increase in the near future. Therefore, we expect that the bad debt provision will increase in absolute dollar terms in 2011 and after.
Share-based Compensation
     Share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employees’ requisite service period. Our share-based compensation plans are described in Note 13 to our consolidated financial statements and above in the section “Item 5. Operating and Financial Review and Prospects — Share-based Compensation” on page 63.
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

Income Taxes
     We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we determine that we will be able to realize our deferred tax assets in the future, in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would decrease our income in the period such determination was made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income. In 2010, one of our subsidiaries obtained HNTE status in China. This tax status, along with the applicable tax holidays, allows the subsidiary to benefit from a tax exemption for the two years ended December 31, 2011.
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
     As of December 31, 2008, 2009 and 2010, we had a goodwill balance of $30.7 million, $410.4 million and $425.3 million, respectively. Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. The following table presents the changes in our goodwill balance for the years ended December 31, 2009 and 2010:

				Movie theater
		Poster		& traditional
	LCD display	frame	Internet	outdoor
	network	network	advertising	billboards	Total
Balance as of January 1, 2009	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	30,396,719	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	193,266	—	193,266
Goodwill impairment	—	(30,396,719)	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	402,742,395
Disposal of subsidiaries	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	260,212

Balance as of December 31, 2009	406,096,193	—	4,272,498	—	410,368,691
Goodwill acquired during the year	—	3,958,444	—	—	3,958,444
Goodwill recorded as a result of contingent consideration resolved	5,038,676	15,551,019	—	—	20,589,695
Goodwill impairment	—	(5,736,134)	—	—	(5,736,134)
Disposal of subsidiaries	—	—	(4,272,498)	—	(4,272,498)
Translation adjustments	399,355	27,079	—	—	426,434

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$—	$425,334,632

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
Goodwill impairment in 2009
     On September 28, 2009, the Company and SINA jointly decided to abort the proposed acquisition announced on December 22, 2008. As such, the assets classified as held-for-sale as of December 31, 2008 were reclassified as assets to be held and used. At the time of reclassification, the assets were required to be measured at the lower of (1) their carrying amount before they were classified as held-for-sale, adjusted for any depreciation or amortization that would have been recognized had the assets been continuously classified as held and used or (2) their fair value at the date of reclassification. Certain of the reclassified assets had a fair value lower than their carrying value, which the Group believed was a goodwill impairment indicator. Accordingly, the Group performed an impairment test using the income approach valuation method on the two reporting units subject to reclassification, LCD display network and poster frame network. The analysis resulted in an impairment of $16.4 million, representing all of the poster frame reporting unit’s remaining goodwill. This goodwill was the result of the settlement of contingent consideration while the associated reporting unit was classified as held-for-sale. The LCD display reporting unit passed the first step of the impairment test with fair value exceeding the carrying amount by a substantial margin and therefore, incurred no impairment loss.
     In the fourth quarter of 2009, the Group paid further contingent consideration of $14.0 million related to the poster frame network reporting unit. The contingent consideration for the poster frame units was calculated based on multiples of 1 to 2 of the achieved earnings target, which were determined at the time of the acquisitions. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2009, the most recent impairment analysis date before December 31, 2009. The impairment test for goodwill arising from poster frame acquisitions was performed for the whole reporting unit rather than for each individual subsidiary. As a result, when the reporting unit’s fair value, which is based on management’s forecasted operating results for the reporting unit as a whole, declined significantly due to contracting customer demand caused by the financial crisis and increased competition, the additional goodwill arising from such contingent consideration was impaired even though individual subsidiaries were able to meet their respective earnings targets. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
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
Goodwill impairment in 2010
     We settled contingent purchase consideration of $5,736,134 associated with the poster frame network reporting unit during the three months ended March 31, 2010. The amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the poster frame network reporting unit subsequent to December 31, 2009, the most recent impairment analysis date, which was still lower than the carrying amount of the poster frame network reporting unit on March 31, 2010. We did not incur any goodwill impairment after March 31, 2010 because annual impairment tests performed on December 31, 2010 indicated the fair value of the poster frame network reporting unit exceeded the carrying amount as a result of significant improvement of the reporting unit's profitability and business outlook.
     We further settled contingent purchase consideration of $5,038,676 and $9,814,885 associated with the LCD display network and poster frame network reporting units during 2010. Our annual impairment test was performed for both reporting units using the income approach valuation method as of December 31, 2010, which indicated that the fair value of both reporting units significantly exceeded their carrying amounts. Therefore, no goodwill impairment was recognized.
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
     In addition, a $22.2 million impairment loss was recorded for the acquired intangible assets for certain subsidiaries in our internet advertising business that was underperforming. The impaired intangible assets primarily consisted of technology, lease agreements, customer base and trademark. We also recorded a $1.5 million impairment loss on equipment related to the discontinuation of our mobile handset advertising business and a $2.3 million impairment loss on equipment from the disposal of CGEN.
Impairment of long-lived assets in 2010
     The Group did not incur impairment loss on equipment nor acquired intangible assets for the year ended December 31, 2010.
Taxation
Cayman Islands, the British Virgin Islands and Hong Kong.
     Under the current laws of the Cayman Islands and the British Virgin Islands, none of Focus Media Holding Limited, and its subsidiaries incorporated in Cayman Islands or the British Virgin Islands, is subject to tax on its income or capital gains. Focus Media Hong Kong, and Hua Kuang Advertising Company Limited, our wholly owned subsidiaries incorporated in Hong Kong, are subject to profits tax rate of 16.5% on its assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions is exempted from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.
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
     Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. and Beijing Kong Zhong Hui Ke Technology Co., Ltd., qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoys a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. The Company’s 100% owned subsidiary, Focus Media Information Technology (China) Co., Ltd. was incorporated on August 22, 2008 in Shanghai Pudong New Area, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media Information Technology (China) Co., Ltd. is exempted from the EIT for the two years ending December 31, 2010 and 2011 and enjoys a 50% deduction for the next three years.
     The Group has elected to classify interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest as of adoption and December 31, 2008, 2009 and 2010 are immaterial. The Group decreased its liabilities for unrecognized tax benefits by $3,080,251, $592,525 and nil in connection with effective settlement of prior-year tax uncertainties during the years ended December 31, 2008, 2009 and 2010, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $15,000 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.
Recently Issued Accounting Standards
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009. The adoption of the ASU did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not expect the adoption of the Level 3 guidance of this ASU to have a significant impact on its consolidated financial statements.
     In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.
     In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Group’s financial position, results of operations, or cash flows.
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
2009 acquisitions:
     We did not make any significant acquisitions in 2009. We made aggregate cash payment of $92.4 million during the year as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries in the current year, as well as resolved contingent considerations for prior year acquisitions. We recorded additional goodwill for resolved contingent consideration of $81.8 million during the year ended December 31, 2009, of which $10.5 million was related to 2008 acquisition.
2010 acquisitions:
     We acquired five entities in the poster-frame advertising business for fixed cash consideration of $5.3 million in aggregate in 2010. There were no contingent considerations related to these acquisitions. We recognized acquired intangible assets of $1.2 million and recognized goodwill of $4.0 million, which was assigned to poster frame reporting unit.
     In addition, we also made aggregate cash payment of $34.8 million during the year as the result of resolved contingent considerations for prior year acquisitions, of which $14.2 million was resolved in the prior year and recorded as acquisition payable in the prior year’s balance sheet, and recorded additional goodwill of $20.6 million.
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
2009
     In 2009, we aborted a contemplated initial public offering for its Internet advertising segment due to the economic recession in late 2008. As a result, between August and December 2009, we disposed of six underperforming subsidiaries in that segment through a series of individual transactions with their respective original owners. Each of the subsidiaries was considered a component of our company, and their results have been included in discontinued operations in the consolidated statements of operations. The results of discontinued operations include net revenues and pretax losses of $127.6 million and $45.4 million, respectively, related to these subsidiaries. We recorded a loss on disposal of $44.1 million.
     The following table summarizes the acquired subsidiaries in the mobile handset advertising services segment and Internet advertising segment that were sold back to their original owners in 2009:

		Date of	Business		Date of
	Acquisitions	acquisition	segment	Proceeds paid	Disposal	Loss on disposal
1.	Catchstone	2007-4-16	Internet advertising	$14,489,647	2009-12-22	$11,560,617
2.	WonderAd	2007-9-15	Internet advertising	$14,926,003	2009-11-30	$14,926,003
3.	Jiahua	2007-8-15	Internet advertising	$7,659,158	2009-12-1	$7,659,158
4.	Wangmai	2007-9-1	Internet advertising	$2,749,158	2009-12-14	$2,749,158
5.	Jichuang	2007-12-1	Internet advertising	$366,032	2009-8-24	$366,032
6.	1024	2008-3-1	Internet advertising	$3,397,124	2009-12-18	$3,397,124
7	Dongguan Yaya	2007-10-1	Mobile handset advertising services	$1,540,612	2009-2-28	$1,588,110
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
2010 Disposition
     In January 2010, certain employees and management of Allyes and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy-out an aggregate 38% interest in Allyes from the Company for a cash consideration of $13.3 million. On July 30, 2010, the Company further entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which the Company sold to Silver Lake the Company’s entire remaining 62% ownership interest in Allyes at a cash consideration of $124 million. Following the disposition of Allyes, the Group is no longer engaged in the internet advertising business and therefore, the results of internet advertising business have been included in discontinued operations in the consolidated statements of operations for all periods presented. The results of discontinued operations include net revenues and profit before tax of $80.6 million and $5.2 million, respectively, related to Allyes and its subsidiaries and affiliates. We recorded a gain on disposal of $79.0 million.

Quarterly Results of Operation
     The following table presents unaudited consolidated quarterly financial data for each of the eight quarters in the period from March 31, 2009 to December 31, 2010. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 20-F. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this Form 20-F. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2009	2009	30, 2009	31, 2009	2010	2010	30, 2010	31, 2010
	(in thousands of U.S. dollars)
Net revenues:
LCD display network (1)	$34,323	$54,250	$55,810	$64,116	$50,100	$72,387	$82,894	$92,022
In-store network (1)	6,344	8,967	7,646	7,389	7,662	10,868	9,408	9,839
Poster frame network (1)	23,537	26,499	22,129	26,797	24,799	25,238	32,227	39,629
Movie theatre and traditional outdoor billboards (1)	19,211	14,762	12,487	12,597	14,138	13,873	12,818	18,174

Total advertising service revenue	83,415	104,478	98,072	110,899	96,699	122,366	137,347	159,664
Other revenues	3	95	197	5	55	143	5	36

Total revenues	83,418	104,573	98,269	110,904	96,754	122,509	137,352	159,700

Cost of revenues:
LCD display network	11,678	11,194	38,636	14,620	14,945	14,377	19,022	19,030
In-store network	4,267	6,025	11,490	2,388	5,219	6,123	5,996	6,094
Poster frame network	12,345	12,858	52,550	17,648	18,448	19,298	21,670	25,071
Movie theatre and traditional outdoor billboards	14,164	10,884	9,486	10,551	9,922	10,833	10,597	14,906

Advertising service cost:	42,454	40,961	112,162	45,207	48,534	50,631	57,285	65,101
Other costs	—	93	194	3	—	110	1	28

Total cost of revenues	42,454	41,054	112,356	45,210	48,534	50,741	57,286	65,129

Gross profit (loss)	40,964	63,519	(14,087)	65,694	48,220	71,768	80,066	94,571

Operating expenses:
General and administrative	17,358	22,988	16,125	32,362	21,318	16,737	24,942	16,763
Selling and marketing	15,574	23,938	21,137	19,138	20,592	28,729	24,474	29,927
Impairment loss	9,271	24,145	16,203	14,027	5,736	—	—	—
Other operating (income) expenses	(2,671)	3,489	15,861	(3,568)	(3,796)	(1,353)	(2,699)	(6,296)

Total operating expenses	39,532	74,560	69,326	61,959	43,850	44,113	46,717	40,394

Income (loss) from operations	1,432	(11,041)	(83,413)	3,735	4,370	27,655	33,349	54,177
Interest income	1,413	1,215	981	1,337	1,717	1,064	2,667	1,812
Investment loss	—	—	—	—	(1,288)	—	—	—

Income (loss) from continuing operations before income taxes	2,845	(9,826)	(82,432)	5,072	4,799	28,719	36,016	55,989
Provision for income taxes	2,445	5,107	(4,819)	11,047	6,194	4,850	2,561	8,731

Net income (loss) from continuing operations	400	(14,933)	(77,613)	(5,975)	(1,395)	23,869	33,455	47,258
Net income (loss) from discontinued operations, net of tax	(6,073)	(7,816)	(47,028)	(50,695)	804	2,933	79,341	—

Net income (loss)	(5,673)	(22,749)	(124,641)	(56,670)	(591)	26,802	112,796	47,258
Net income (loss) attributable to noncontrolling interests	19	223	2,958	324	363	1,465	59	104

Net income (loss) attributable to Focus Media Holdings Limited shareholders	$(5,692)	$(22,972)	$(127,599)	$(56,994)	$(954)	$25,337	$112,737	$47,154

(1)	Advertising service revenue is presented net of sales taxes. The following tables present the unaudited quarterly sales taxes information:

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December 31,	March 31,	June 30,	September	December 31,
of Operations Data	2009	2009	30, 2009	2009	2010	2010	30, 2010	2010
	(in thousands of U.S. dollars)
Sales taxes:
LCD display network	$3,987	$5,597	$4,502	$6,539	$5,273	$7,526	$8,755	$9,397
In-store network	671	933	804	784	826	1,129	981	1,026
Poster frame network	2,271	2,755	2,025	2,513	2,614	2,386	3,269	3,925
Movie theatre and traditional outdoor billboards	635	268	316	270	534	506	845	890

Total	$7,564	$9,553	$7,647	$10,106	$9,247	$11,547	$13,850	$15,238

     Certain quarterly financial information related to each fiscal quarter of the fiscal years ended December 31, 2009 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC as a result of the following:
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

2)	Subsequent to the filing of our fourth quarter 2009 results in the Form 6-K furnished to the SEC on March 16, 2010, PRC State Tax Bureau released a circular numbered 2010[157] on April 21, 2010, which clarified preferential tax holiday treatments for those who also qualified as HNTE. According to this circular, companies qualified as HNTE can either enjoy a 50% reduction off the tax rate from 2009 through 2011 based on the transitional rule, or enjoy an EIT rate of 15%. In no cases can companies enjoy the preferential tax rate of 7.5%, which is a 50% deduction of 15%. Accordingly, income tax of $0.5 million was additionally provided subsequently to reflect the difference between 7.5%, the rate previously utilized, and 10%, which is the rate applied according to the transitioning rules.

3)	Subsequent to the filing of our fourth quarter 2009 results in the Form 6-K furnished to the SEC on March 16, 2010, the Company recognized additional $4.0 million share-based compensation expenses in its financial results for the third quarter 2009, due to the Company’s private equity placement of 75 million of its ordinary shares with JJ Media Investment Holding, a British Virgin Island company established and controlled by Jiang Nan Chun, CEO and Chairman of the Company. The $4.0 million share-based compensation expense represents the average closing price of the shares during the twenty consecutive trading days preceding the signing of the definitive agreement.

4)	In July 2010, we completely exited the internet advertising business by selling all our equity ownership in Allyes to a third party investor. Therefore, the results of Allyes and its consolidated subsidiaries and affiliates have been classified as discontinued operations for all the periods presented.
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
     The following table presents our unaudited consolidated quarterly financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended
Consolidated Statement	March 31,	June 30,	September	December	March 31,	June 30,	September	December
of Operations Data	2009	2009	30, 2009	31, 2009	2010	2010	30, 2010	31, 2010
Net revenues:
LCD display network (1)	41.1%	51.9%	56.8%	57.8%	51.8%	59.1%	60.4%	57.6%
In-store network (1)	7.6%	8.6%	7.8%	6.7%	7.9%	8.9%	6.8%	6.2%
Poster frame network (1)	28.2%	25.3%	22.5%	24.2%	25.6%	20.6%	23.5%	24.8%
Movie theatre and traditional outdoor billboards (1)	23.1%	14.1%	12.7%	11.3%	14.6%	11.3%	9.3%	11.4%
Other revenues	0.0%	0.1%	0.2%	0.0%	0.1%	0.1%	0.0%	0.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
LCD display network	14.0%	10.7%	39.3%	13.2%	15.4%	11.7%	13.8%	11.9%
In-store network	5.1%	5.8%	11.7%	2.2%	5.4%	5.0%	4.4%	3.8%
Poster frame network	14.8%	12.3%	53.5%	15.9%	19.1%	15.8%	15.8%	15.7%
Movie theatre and traditional outdoor billboards	17.0%	10.4%	9.6%	9.5%	10.3%	8.8%	7.7%	9.4%
Other costs	0.0%	0.1%	0.2%	0.0%	0.0%	0.1%	0.0%	0.0%

Total cost of revenues	50.9%	39.3%	114.3%	40.8%	50.2%	41.4%	41.7%	40.8%

Gross profit (loss)	49.1%	60.7%	(14.3%)	59.2%	49.8%	58.6%	58.3%	59.2%
Operating expenses:
General and administrative	20.8%	22.0%	16.4%	29.2%	22.0%	13.7%	18.2%	10.5%
Selling and marketing	18.7%	22.9%	21.5%	17.3%	21.3%	23.4%	17.8%	18.7%
Impairment loss	11.1%	23.1%	16.5%	12.6%	5.9%	0.0%	0.0%	0.0%
Other operating (income) expenses	(3.2%)	3.3%	16.1%	(3.2%)	(3.9%)	(1.1%)	(2.0%)	(3.9%)

Total operating expenses	47.4%	71.3%	70.5%	55.9%	45.3%	36.0%	34.0%	25.3%

Income (loss) from operations	1.7%	(10.6%)	(84.8%)	3.3%	4.5%	22.6%	24.3%	33.9%
Interest income	1.7%	1.2%	1.0%	1.2%	1.8%	0.9%	1.9%	1.1%
Investment loss	0.0%	0.0%	0.0%	0.0%	(1.3%)	0.0%	0.0%	0.0%

Income (loss) from continuing operations before income taxes	3.4%	(9.4%)	(83.8%)	4.5%	5.0%	23.5%	26.2%	35.0%
Provision for income taxes	2.9%	4.9%	(4.9%)	10.0%	6.4%	4.0%	1.9%	5.5%

Net income (loss) from continuing operations	0.5%	(14.3%)	(78.9%)	(5.5%)	(1.4%)	19.5%	24.3%	29.5%
Net income (loss) from discontinued operations, net of tax	(7.3%)	(7.5%)	(47.9%)	(45.7%)	0.8%	2.4%	57.8%	0.0%

Net income (loss)	(6.8%)	(21.8%)	(126.8%)	(51.2%)	(0.6%)	21.9%	82.1%	29.5%
Net income (loss) attributable to noncontrolling interests	0.0%	0.2%	3.0%	0.3%	0.4%	1.2%	0.0%	0.1%

Net income (loss) attributable to Focus Media Holdings Limited shareholders	(6.8%)	(22.0%)	(129.8%)	(51.5%)	(1.0%)	20.7%	82.1%	29.4%

(1)	Advertising service revenue is presented net of sales taxes. The following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2009	2009	30, 2009	31, 2009	2010	2010	30, 2010	31, 2010
Sales taxes:
LCD display network	10.4%	9.4%	7.5%	9.3%	9.5%	9.4%	9.6%	9.3%
In-store network	9.6%	9.4%	9.5%	9.6%	9.7%	9.4%	9.4%	9.4%
Poster frame network	8.8%	9.4%	8.4%	8.6%	9.5%	8.6%	9.2%	9.0%
Movie theatre and traditional outdoor billboards	3.2%	1.8%	2.5%	2.1%	3.6%	3.5%	6.2%	4.7%
Total	8.3%	8.4%	7.2%	8.4%	8.7%	8.6%	9.2%	8.7%
A. Operating Results
Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     Total Revenues. Our total revenues from continuing operations increased substantially from $397.2 million in 2009 to $516.3 million in 2010 due primarily to an increase in our advertising service revenue.

•	LCD Display Network. Advertising service revenue from our LCD display network increased 42.6% from $208.5 million in 2009 to $297.4 million in 2010. 2010 was a year of strong and robust recovery in the advertising market compared to that of 2009. Our core business’s value proposition to advertisers is gaining momentum as the strength and effectiveness of our core business is becoming increasingly recognized by advertisers, especially the LCD display network Meanwhile, the aggressive ad price hikes of traditional TV broadcasters have presented exciting growth opportunities to us. As a result, the 42.6% increase is primarily contributed by: a) the average selling price we charged to our customers increased by approximately 30% in our tier-1 cities and 10% — 15% in our tier-2 cities in 2010 compared to that of 2009; and b) the average utilization rate(1) of the LCD display network capacity has experienced a significant increase from 39% in 2009 to 52% in 2010.

Note (1):

Average utilization rate = total advertising service revenue / the aggregate theoretical revenue (i.e. standard price x no. of time slots for sale x average sales discount)

•	In-store Network. Advertising service revenue from our in-store network increased 24.8% to $37.8 million in 2010 from $30.3 million in 2009. This increase was primarily attributable to a) the average selling price we charged to our customer increased by approximately 10% in 2010 compared to that of 2009; and b) we have expanded our in-store network since Wal-Mart has been added to our in-store network in April 2010;

•	Poster Frame Network. Advertising service revenue from our poster frame network increased 23.1% from $99.0 million in 2009 to $121.9 million in 2010. Similar to the LCD display network, the advertising revenue derived from our poster frame network also rebounded in 2010 as compared to 2009, especially for those cyclical industries such as automobile, financial services and personal products. As a result, the annual average utilization rate of our network capacity, increased from 29% in Top 4 cities in 2009 to 37% in 2010.

•	Movie Theatre and Traditional Outdoor Billboards. Advertising service revenue derived from movie theatre increased by 90.5% from $9.5 million in 2009 to $18.1 million in 2010 as the effectiveness of this media is becoming increasingly recognized by our customers, especially for those engaged in automobile, telecom, diary and personal products. Advertising service revenue derived from traditional outdoor billboard declined 17.5% from $49.6 million in 2009 to $40.9 million in 2010. This is primarily attributable to our disposition of a subsidiary in the traditional outdoor billboard business in April 2009.
Cost of Revenues. Our cost of revenues declined from $241.1 million in 2009 to $221.7 million in 2010.
•	Cost of revenues — LCD display network. Our net advertising service cost for LCD display network declined from $76.1 million in 2009 to $67.4 million in 2010. As discussed in page 70, —“Impairment of long-lived assets in 2009”, the cost of revenues in 2009 included an impairment loss of equipment and intangible assets associated with the boat-based advertising LED platform on the Huangpu River of $9.5 million and $3.2 million, respectively. Excluding the $12.7 million impairment loss in 2009, the cost of revenues of LCD display network would have increased from $63.4 million in 2009 to $67.4 million in 2010, which is primarily attributable to: a) the cost of rental, location maintenance, utility and transportation, salary and benefits increased by approximately $9.5 million as compared to that of 2009; and b) our not incurring any impairment in 2010, compared to our impairment of $12.6 million of fixed assets and intangible assets reflected in our cost of revenues for 2009.

•	Cost of revenues — In-store network. We incurred $23.4 million in advertising service cost for our in-store network in 2010 as compared to $24.2 million in 2009. The depreciation expenses for equipment installed in in-store network decreased by approximately $1.0 million as the equipment that we installed in 2005 became fully depreciated in 2010.

•	Cost of revenues — Poster frame network. Our advertising service cost for our poster frame network declined to $84.5 million in 2010 compared to $95.4 million in 2009. The $95.4 million costs incurred in 2009 included an impairment loss of $27.0 million, which represented the excess of carrying amount of the digital frames over their fair value that we determined in the third quarter of 2009. Excluding the impairment loss, the cost of revenues incurred in 2010 would have increased by $16 million as compared to that of 2009, or $68.4 million. The incremental cost of revenues are mainly attributable to: a) rental cost increased by $11.8 million, which is led by incremental number of frames installed and the average rental cost; and b) other costs, including salary and benefits and, location maintenance costs, which increased by approximately $4.9 million.

•	Cost of revenues — Movie theater and traditional outdoor billboards. In 2010, we incurred $13.8 million advertising service cost in movie theatre network, which mainly represents the advertising time slot leasing costs charged by movie operators, an increase of 96.1% from $7.1 million in 2009 due to significant expansion of the movie theatre network. The advertising service cost incurred for traditional outdoor billboards in 2010 was $32.4 million, a 14.8% decline from $38.0 million in 2009. The decline is primarily due to our disposition of a subsidiary in the traditional outdoor billboard business.

billboards, a 14.8% decline from $38.0 million in 2009. The decline is primarily due to our disposition of a subsidiary in the traditional outdoor billboard business.
     Gross Profit. As a result of the foregoing, our gross profit increased by 88.7% from $156.1 million in 2009 to $294.6 million in 2010. Our overall gross margin increased from 39.3% in 2009 to 57.1% in 2010 primarily due to: a) increasing utilization rate as well as average selling price in our core business (i.e. LCD display network, in-store network and poster frame network) which led to a higher margin as the advertising service costs for these core businesses are rather fixed; and b) there was no impairment charges for long lived assets in 2010 whereas in 2009, impairment charges included in the cost of revenues of our LCD display network and poster frame network amounted to $12.7 million and $27.0 million, respectively.

	Year ended December 31,
	2008	2009	2010
	US$’000	US$’000	US$’000
Gross profit
LCD display network	$162,190	$132,371	$230,029
In-store network	(1,115)	6,176	14,345
Poster frame network	86,936	3,561	37,406
Movie theatre and traditional outdoor billboards	20,234	13,972	12,745
Others	1,898	10	100

Total	$270,143	$156,090	$294,625

Gross margin
LCD display network	67.3%	63.5%	77.3%
In-store network	(1.8%)	20.4%	38.0%
Poster frame network	59.2%	3.6%	30.7%
Movie theatre and traditional outdoor billboards	26.2%	23.7%	21.6%
Others	52.4%	3.2%	42.1%

Total	51.0%	39.3%	57.1%

     In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
     Operating Expenses. Our operating expenses declined significantly from $245.4 million in 2009 to $175.1 million in 2010. The decline in operating expenses was primarily due to less impairment loss and other operating expenses we incurred in 2010 compared to 2009.
General and Administrative. General and administrative expenses declined from $88.8 million in 2009 to $79.8 million in 2010. This was mainly due to: a) decrease of bad debt expenses by approximately $28.6 million which was primarily attributable to reversal of bad debt provisions we made for over-due accounts receivable as of December 31, 2009 and strong collection of accounts receivable during 2010 under favorable macro-economic conditions; and b) increase of share-based compensation expense by approximately $14.2 million, as we granted over 36,000,000 restricted shares in September 30, 2009, which resulted in higher amortization charges in 2010 as compared to 2009.

Selling and Marketing. Selling and marketing expenses increased from $79.8 million in 2009 to $103.7 million in 2010. This was mainly due to: a) a 30% increase in net revenues from 2009 to 2010; and b) the increase in the percentage of marketing and promotional expenses against the net revenue by approximately 3%.

Impairment Loss. We incurred $5.7 million of goodwill impairment loss in 2010, which was mostly attributable to the poster frame network. We incurred a $63.6 million goodwill impairment loss in 2009, which was mostly attributable to payment of contingent consideration to original owners of the subsidiaries acquired by us prior to 2009. These subsidiaries mostly belong to the poster frame network and traditional outdoor billboard business.

Other operating expenses (income) net. In 2010, we had operating income of $14.1 million, primarily consisting of government subsidies, as compared to net other operating expense of $13.1 million in 2009, which primarily consisted of a loss of $7.4 million that we incurred an disposal of some subsidiaries in our poster frame and traditional outdoor billboard businesses, impairment of other long lived assets and penalty for termination of contract in the amount of $16.6 million, partially offset by government subsidy of $11.1 million.

     Loss from Operations. As a result of the foregoing, we had a gain from operations of $119.6 million in 2010 compared to a loss from operations of $89.3 million in 2009.
     Interest income. Interest income increased from $4.9 million in 2009 to $7.3 million in 2010, primarily due to the increase in our average balance of cash and cash equivalents during 2010.
     Income from continuing operations before income tax. As a result of the foregoing, we had a gain from continuing operations before income tax of $125.5 million in 2010, compared to a loss from continuing operations before income tax of $84.3 million in 2009.
     Income Taxes. Our income taxes were $22.3 million in 2010 compared to $13.8 million in 2009. The increase in income tax in 2010 compared to 2009 was primarily due to the increase in taxable income in 2010. In 2010, we also benefited from a lower effective tax rate, as one of our PRC subsidiaries was granted HNTE status and thus was exempted from enterprise income tax in 2010.
     Net income (loss) from continuing operations. As a result of the foregoing, we had a net income from continuing operations of $103.2 million in 2010 as compared to a net loss from continuing operations of $98.1 million in 2009.
     Net income (loss) from discontinued operations, net of tax. Net income from discontinued operations in 2010 of $83.1 million mainly represented the gain on disposal of Allyes in the amount of $79.0 million and the net income of Allyes from January 1, 2010 till the date our interest in it was disposed. The net loss from discontinued operations of $111.6 million in 2009 mostly represented the net loss generated by our subsidiaries in the Internet advertising business, loss from disposal of some of these subsidiaries in 2009 as well as impairment charges incurred.
     Net income (loss) attributable to Focus Media Holding Limited. As a result of the foregoing and a net income of $2.0 million attributable to a non-controlling interests in our subsidiaries, net income attributable to Focus Media Holding Limited was $184.3 million in 2010 as compared to a net loss of $213.3 million in 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Total Revenues. Our total revenues from continuing operations declined substantially from $529.2 million in 2008 to $397.2 million in 2009 due primarily to a decrease in our advertising service revenue.
•	LCD Display Network. Advertising service revenue from our LCD display network declined 13.4% from $240.9 million in 2008 to $208.5 million in 2009. The decline was primarily attributable to contracting demand from advertisers under unfavorable macro economic conditions. Advertisers from certain industries, such as automobile and financial services, significantly reduced their advertising budgets in 2009 amid the financial crisis that started in late 2008. As a result, the utilization of the network capacity had experienced a significant decline from 49% in 2008 to 39% in 2009 respectively, along with declines in the actual pricing of the broadcasting time.

•	In-store Network. Advertising service revenue from our in-store network declined 50.1% to $30.3 million in 2009 from $60.7 million in 2008. This decline was primarily attributable to our restructuring of CGEN in December 2008. In January 2008, we acquired CGEN, which was our biggest competitor in in-store advertising segment. Subsequently, on December 10, 2008, we announced the disposition of the part of in-store advertising business acquired from CGEN and termination of CGEN acquisition agreement.

•	Poster Frame Network. Advertising service revenue from our poster frame network declined 32.6% from $146.8 million in 2008 to $99.0 million in 2009. The poster frame network generated a significant portion of its 2008 and 2009 revenue from cyclical industries including automobile, financial services and real estate, which in aggregate accounted for 54% and 53% of 2008 and 2009 revenue, respectively. This decline in revenue was primarily attributable to contracting demand from advertisers in these industries, which were significantly affected by the global financial crisis and as a result, significantly reduced their advertising budget. In addition, we faced more intense competition in 2009 compared to 2008 as a result of contracting market demand. As a result, the annual average utilization rate of our network capacity, calculated by averaging quarterly utilization rates, decreased from 39% in Top 4 cities in 2008 to 29% in 2009. Actual pricing has also experienced a decline from RMB 724 per frame per month in 2008 to RMB 640 per frame per month in 2009 as a result of unfavorable macro economic conditions and increased competition.

•	Movie Theatre and Traditional Outdoor Billboards. Advertising service revenue generated by our traditional outdoor billboards network declined 25.7% from $66.8 million in 2008 to $49.6 million in 2009. This was primarily attributable to our disposition of a subsidiary in traditional outdoor billboard business in April 2009. Also the advertising service revenue derived from our movie theatre network declined 8.7% from $10.3 million in 2008 to $9.4 million in 2009.
     Cost of Revenues. Our cost of revenues declined from $259.0 million in 2008 to $241.1 million in 2009.
•	Cost of revenues — LCD display network. Our net advertising service cost for LCD display network declined from $78.7 million in 2008 to $76.1 million in 2009. This decline was due to the fact that we dismantled some of the LED screens installed in certain commercial districts in Shanghai in the second quarter of 2009 and, therefore, no longer incurred location rental.

•	Cost of revenues — In-store network. We incurred $24.2 million in net advertising service cost for our in-store network in 2009 compared to $61.8 million in 2008. The significant decline is primarily due to restructuring of CGEN we acquired in January, 2008 and to a minor degree due to our cost reduction initiatives taken since late 2008.

•	Cost of revenues — Poster frame network. Our net advertising service cost for our poster frame network increased significantly to $95.4 million in 2009 compared to $59.8 million in 2008. The increase is mostly attributable to (1) a $27.0 million impairment charge to our idle fixed assets, mostly digital poster frame; and (2) an increase in rental and depreciation in 2009 due to a significant increase in the number of digital poster frames at the beginning of the year and more intense competition from our competitors for desirable buildings to place our poster frames.

•	Cost of revenues — Movie theatre and traditional outdoor billboards. In 2009, we recognized advertising service cost of $38.0 million in our traditional outdoor billboards network, a 32% decline from $50.3 million in 2008, primarily due to our disposition of a subsidiary in the traditional outdoor billboard business in April 2009. We incurred net advertising service cost of $7.1 million in our movie theatre business in 2009, a 7.6% decline from $6.6 million in 2008.
     Gross Profit. As a result of the foregoing, our gross profit declined by 42.2% from $270.1 million in 2008 to $156.1 million in 2009. Our overall gross margin decreased during the same period from 51.0% in 2008 to 39.3% primarily due to a significant decline in revenues from our LCD display networks and poster frame networks as well as significant impairment charges to our idle equipment. Our gross margins for each of our businesses during these periods are presented in the foregoing table.
     In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
     Operating Expenses. Our operating expenses declined significantly from $722.2 million in 2008 to $245.4 million in 2009. The decline in operating expenses was primarily due to less impairment loss and other operating expenses we incurred in 2009 compared to 2008.
General and Administrative. General and administrative expenses increased from $79.2 million in 2008 to $88.8 million in 2009 mainly due to the significant increase in bad debt reserve for account receivables from $15.8 million in 2008 to $29.1 million in 2009, which was caused by unfavorable macro economic conditions that led more advertisers to delay or default on their payments for advertising services we rendered.

Selling and Marketing. Selling and marketing expenses declined from $82.3 million in 2008 to $79.8 million in 2009 due to the decrease in share-based compensation expenses from $15.7 million in 2008 to $12.2 million in 2009 by $3.5M.

Impairment Loss. We incurred $65.3 million of goodwill impairment loss in 2009, which was mostly attributable to payment of contingent consideration to original owners of the subsidiaries acquired by us prior to 2009. These subsidiaries mostly belong to the poster frame network and traditional outdoor billboard business. In 2008, we incurred a $377.6 million goodwill impairment loss in 2008, which was mostly related to our poster frame reporting unit.

Other operating expenses (income), net. Other operating expenses (income), net included gain or loss on disposal of subsidiaries, government subsidies, loss on disposal of equipment, impairment of other long lived assets, and penalty for termination of contract. We incurred other operating expenses of $183.1 million in 2008, primarily consisting of the loss on the disposal of CGEN of $192.5 million, partially offset by $13.5 million government subsidies. We recorded other operating expenses of $13.1 million in 2009, which primarily consisted of loss of $7.4 million that we incurred an disposal of some subsidiaries in our poster frame and traditional outdoor billboard businesses, impairment of other long lived assets and penalty for termination of contract in the amount of $16.6 million, partially offset by government subsidies of $11.1 million.
     Loss from Operations. As a result of the foregoing, we had a loss from operations of $89.3 million in 2009 compared to a loss from operations of $452.0 million in 2008.
     Interest income. Interest income declined from $7.1 million in 2008 to $4.9 million in 2009. This decline was mostly attributable to a lower interest rate applied to the Company’s cash deposits in 2009.
     Loss from continuing operations before income tax. As a result of the foregoing, we had a loss from continuing operations before income tax of $84.3 million in 2009, compared to a loss from continuing operations before income tax of $444.9 million in 2008.
     Income Taxes. Our income taxes were $13.8 million in 2009 as compared to $25.3 million in 2008. The decline in income tax in 2009 comparing to the income tax in 2008 was primarily due to less PRC taxable income we had in 2009 than in 2008. For PRC tax purpose, share-based compensation expenses, goodwill impairment loss, most of amortization expenses of acquired intangible assets and losses from disposal of subsidiaries and restructuring business are not tax deductible. As a result, our taxable income in 2009 for PRC tax purpose was much lower than our taxable income in 2008, though under US GAAP, the Company incurred much less loss in 2009 than in 2008.
     Net loss from continuing operations. As a result of the foregoing, our net loss from continuing operations was $98.1 million in 2009 as compared to $470.2 million in 2008.
     Loss from discontinued operations. The net loss from discontinued operations of $111.6 million in 2009 and $300.7 million mostly represented the net income or loss generated by our subsidiaries in the Internet advertising business, loss from disposal some of these subsidiaries in 2009 as well as impairment charges incurred in both 2008 and 2009.
     Net loss attributable to Focus Media Holding Limited. As a result of the foregoing and a net income of $3.5 million attributable to a non-controlling interest in one of our Internet subsidiaries, our net loss attributable to Focus Media Holding Limited was $213.3 million in 2009 as compared to $770.7 million in 2008.
Liquidity and Capital Resources
Cash Flows and Working Capital
     To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2010, we had approximately $454.5 million in cash and cash equivalents. In February 2010, we also announced a share-repurchase program to purchase up to $200 million worth of issued and outstanding ADRs. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of Focus Media Advertisement and its subsidiaries in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through Focus Media Advertisement and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of Focus Media Advertisement. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Focus Media Advertisement and its subsidiaries that provide us with effective control over Focus Media Advertisement and its subsidiaries. In addition, we have access to the cash flows of Focus Media Advertisement and its subsidiaries through contractual arrangements with our subsidiaries Focus Media Technology and Focus Media Digital, which provide technical and other services in exchange for fees. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements Among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and Its Subsidiaries”.
     Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2008, 2009 and 2010, we made total appropriations of $4,665,681, $10,765,735, and $21,211,346 respectively. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2010, the amount of these restricted portions was approximately $179.5 million. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future, See “Risk Factors— We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”
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
     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2008, 2009 and 2010:

	For the year ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$168,441	$160,723	$185,222
Net cash (used) in investing activities	(145,794)	(158,248)	(90,602)
Net cash provided by financing activities	(66,616)	144,499	(222,600)
Effect of exchange rate changes	16,469	(1,730)	14,297

Net increase in cash and cash equivalents	(27,500)	145,244	(113,683)

     Cash provided by operating activities was $185.2 million in 2010 compared to $160.7 million in 2009. This increase was primarily attributable to improved cash collection of our accounts receivables in 2010. Days outstanding in accounts receivable for 2010 (defined as 365 days multiplied by the ending accounts receivable balance and divided by gross revenue) decreased to 100 days from 115 days for 2009. We had cash provided by operating activities of $160.7 million in 2009, a 4.6% decline compared to $168.4 million in 2008. Cash provided by operating activities has not declined in proportion to a 24.9% decline of our net revenue from $529.2 million in 2008 to $397.2 million in 2009. This is mainly attributable to improved collection of accounts receivable balance in 2009 compared to 2008. In response to the global financial crisis, we took measures to intensify collection of accounts receivable, which included: senior management focusing greater attention on timely collection of accounts receivable; more stringent collection discipline applied across the company in 2009; and greater efforts by our sales team to collect accounts receivable in order to secure their sales commissions. As a result of these measures, and to a lesser extent due to disposal of certain subsidiaries, the account receivable balance as of December 31, 2009 declined 38% to $173 million from $279 million as of December 31, 2008. Days outstanding in accounts receivable declined to 115 days for 2009 from 147 days for 2008. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in ITEM 18. Generally, payment of rental related expenses, income and other taxes and operating accrued liabilities, such as selling expenses, will have a material impact on our operating cash flow.
     We had net cash used in investing activities of $90.6 million in 2010, primarily consisting of the following: (1) net cash paid for purchases of debt and equity securities amounting to $108.3 million; (2) $40.2 million paid to acquire subsidiaries and earn-out payments for previous acquisitions, net of cash acquired; (3) $18.7 million paid to purchase equipment and other long-term assets. Partially offset by (4) $76.1 million (net of cash disposed) received from disposition of Allyes and $0.5 million proceeds from disposition of equipment.
     We had net cash used in investing activities of $158.2 million in 2009, primarily consisting of the following: (1) investment in available-for-sale equity securities of $29.3 million; (2) purchase consideration paid and deposits paid to acquire subsidiaries aggregating $92.1 million, primarily for poster frame and traditional outdoor billboard; (3) capital expenditures of $10.7 million; and (4) cash belonging to disposed subsidiaries of $27.3 million. We had net cash used in investing activities of $145.8 million in 2008, primarily consisting of the following: (1) cash in-flow from the sale of equity securities and bank notes of $91.1 million; (2) capital expenditures of $72.9 million, primarily for the purchase of digital poster frames and, to a minor degree, LCD displays; and (3) consideration paid and deposits paid to acquire subsidiaries aggregating $147.6 million, primarily for acquiring CGEN and for contingent consideration paid to the companies we acquired prior to 2008.
     We had $222.6 million net cash outflow from financing activities in 2010, primarily consisted of $237.2 million share repurchase offset by $3.6 million proceeds from issuance of ordinary shares pursuant to share option plans as well as a $11.0 million proceeds from the Allyes MBO plan. $144.5 million net cash was provided by financing activities in 2009, primarily from the proceeds of $142.4 million, net of issuance costs, from issuing new ordinary shares to JJ Media Investment Holding Limited. We had $66.6 million net cash used by financing activities in 2008, primarily from the application of $47.5 million to execute our share repurchase program and $30.4 million to repay a short-term loan, offset in part by $10.7 million in proceeds from the issuance of shares pursuant to our share option plan.
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

	For the year ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Total capital expenditure	$72,876	$10,655	$18,693
     Our capital expenditures were made primarily to acquire and upgrade the flat-panel displays and digital frames for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2011, in an amount of approximately $35 million, to primarily consist of upgrading our flat-panel displays as we continue to expand our commercial location network, in-store network and poster frame network we also plan to launch our next generation of screens in seven cities in the second half of 2011. We believe these next generation screens will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers, which we believe is of great importance for our next era of growth. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.
Restricted Net Assets
     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2010, the amount of our restricted net assets was approximately $179.5 million.
B. Research, Development, Patents and Licenses, etc.
Research and Development
     We plan to launch our next generation of screens in seven cities in the second half of 2011. We believe these next generation screens will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers, which we believe is of great importance for our next era of growth. We are also developing related software systems that will enable us to configure and run the content on our advertising network in conjunction with mobile communications systems.
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
E. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2010.

	Payments due December 31
						2015 and
	TOTAL	2011	2012	2013	2014	Thereafter
Display and poster frame placement agreement obligations	134,024	90,097	34,307	6,939	2,589	92
Office premise lease obligations	9,241	5,021	2,902	736	242	340

Total contractual obligations	143,265	95,118	37,209	7,675	2,831	432

     Other than certain leasing arrangements relating to the placement of our flat-panel and office premises, as of December 31, 2010, we did not have any long-term debt obligations, operating lease obligations or purchase obligations.
     A portion of the purchase consideration for certain acquisitions we made, such as Framedia, is contingent and based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The maximum amount of such contingent payments for continuing and discontinued operations for 2011 is $10 million in aggregate. As of December 31, 2010, other than such contingent earn-out payments and potential liabilities relating to litigation in which we are involved described under “— Legal

Proceedings”, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Name	Age	Position
Jason Nanchun Jiang	38	Chief Executive Officer and Chairman of the Board of Directors
Fumin Zhuo(1)	59	Director
Neil Nanpeng Shen(2)	43	Director
Charles Cao	45	Director
Daqing Qi(3)	48	Director
David Ying Zhang(4)	37	Director
Ying Wu (5)	52	Director
Kit Leong Low	40	Chief Financial Officer
(1)	Independent director, chairman of the compensation committee and member of the audit committee and the nominations committee.

(2)	Independent director and chairman of the nominations committee.

(3)	Independent director, chairman of the audit committee and member of the compensation committee and nominations committee.

(4)	Independent director and member of the compensation committee.

(5)	Independent director and member of the audit committee.
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
     Kit Leong Low was appointed our chief financial officer in January 2010 and our director in May 2011. Prior to joining Focus Media, Mr. Low was an executive director of a Greater China entertainment conglomerate, eSun Holdings, from June 2007 to January 2010. Prior to that, from June 2003, he was an executive director at the Goldman Sachs Asia-Pacific Research Media and Internet team whose coverage included media and Internet companies in Greater China. Before joining Goldman Sachs, starting 1993 he worked as a program manager for Johnson Controls Inc., managing Toyota vehicles interior development in the United States. He subsequently joined Sybase Inc., an enterprise software company in the United States, as a Program Manager in its Global Products Group in 2000. He received his Bachelor of Science degree in Industrial Engineering and Motion Picture Production from the University of Wisconsin-Madison, and his MBA from Columbia Business School in the United States.

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
•	The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.
B. Compensation
     In 2010, we paid aggregate cash compensation of approximately $386,000 to our directors and executive officers as a group. In 2008, we granted to selected directors, officers and employees options to acquire an aggregate of 26,529,625 ordinary shares, of which 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008. In 2009 and 2010, we granted selected directors, officers, employees and external consultants restricted shares to obtain 36,485,980 and 15,000,000 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Option and Restricted Shares Plans
     In October 2006, the Group adopted the 2006 Employee Share Option Plan (“2006 Plan”), under which the Group may issue no more than 3.6% of issued ordinary shares for grant of options. In November 2007, the Group’s 2007 Employee Share Option Scheme (“2007 Plan”) was authorized, under which the Group is authorized to grant options or share appreciation rights or restricted shares to purchase up to 5% of the Group’s issued and outstanding ordinary shares from time to time in the three years following the date of enactment of 2007 Plan. In December 2010, the 2010 Employee Share Option Plan (“2010 Plan”) was authorized, under which the Group may issue 5% incentive shares of the issued share capital of the Company, outstanding from time to time, including stock options and restricted shares to Company’s employees, officers, consultants and directors.
     In 2008, options to purchase 26,529,625 ordinary shares were authorized and granted under 2007 Plan, of which 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008 (“2008 Replacement”). This was accounted for as a modification with no incremental compensation cost as the fair value of the options immediately before modification was higher than the fair value of the modified options.
     On September 22, 2009, as a result of performance evaluations, 1,776,300 of the 2008 Replacement options were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 of the 2008 Replacement options, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.
     On December 28, 2010, restricted shares to obtain 15,000,000 ordinary shares were granted to employees, officers, consultants and directors. These restricted shares will vest over a period of three years.
     Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2008, 2009 and 2010, 32,840,540, 15,642,620 and 11,962,045 options and nil, 36,448,980 and 39,207,730 restricted shares, respectively, were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees:	2008	2009
Risk-free rate of return	1.59%-3.2%	0.87%
Weighted average expected option life	2.5 to 4 years	2.5 years
Volatility rate	53%-68.88%	88.32%
Dividend yield	0%	0%
     The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The weighted average fair value of share options granted for the years ended December 31, 2008 was $1.85 and the weighted average fair value of restricted shares granted for the year ended December 31, 2009 and 2010 were $2.24 and $$4.24, respectively.
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
     The table below sets forth the restricted share grants made to our directors and executive officers pursuant to our option plans as of December 31, 2010.

	Number of	Exercise
	restricted	per
	shares issued	ordinary share	Date of grant	Date of expiration
(in U.S. dollars)
Jason Nanchun Jiang	19,500,000	$nil	October 1, 2009	September 30, 2019
Fuming Zhuo	*	$nil	October 1, 2009	September 30, 2019
Neil Nanpeng Shen	*	$nil	October 1, 2009	September 30, 2019
Charles Cao	*	$nil	October 1, 2009	September 30, 2019
Daqing Qi	*	$nil	October 1, 2009	September 30, 2019
David Ying Zhang	*	$nil	October 1, 2009	September 30, 2019
Ying Wu	*	$nil	October 1, 2009	September 30, 2019
Alex Deyi Yang(1)	*	$nil	October 1, 2009	September 30, 2019
Kit Leong Low	*	$nil	January 15, 2010	September 30, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.

(1)	Alex Deyi Yang resigned his position as our general manager and director as of May 24, 2011.
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
     Foreign Private Issuer Home Country Practice. The NASDAQ Marketplace Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including, among others, the shareholder approval rules. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price represents fair valve for the shares being issued. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances.
D. Employees
     As of December 31, 2010, we had a total of 5151 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of December 31, 2010:

	Number of
	employees (1)	Percentage
Sales and marketing	1,263	24.5%
Operations	3,138	60.9%
Management and administration	750	14.6%

Total number of employees	5,151	100.0%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.
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
E. Share Ownership
     Please see Item 6.B. and Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 9, 2011:
each person known to us to own beneficially more than 5% of our ordinary shares and each of our directors and executive officers who beneficially own our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of June 9, 2011, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 668,267,925 ordinary shares outstanding as of June 9, 2011.

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
B. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2008, 2009 and 2010 for the Group is as follows:

		Year ended December 31,
Name of related parties	Director interested	2008	2009	2010
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$(132,116)	$—	$—
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	—	277,749	—
Sina.com	Charles Cao	1,637,297	548,988	1,034,741
Sohu.com	Daqing Qi	2,002,839	438,536	738,947
China Vanke Co., Ltd.	Daqing Qi	909,775	459,376	465,998
Home-Inn	Neil Nanpeng Shen	256,690	89,076	—
Ctrip.com	Neil Nanpeng Shen	69,863	486,263	79,601
51.com	Neil Nanpeng Shen	718	—	22,993
Qihoo.com	Neil Nanpeng Shen	48,385	38,008	17,461
UUSEE	Neil Nanpeng Shen	78,572	—	—
Aikong.com	Jason Nanchun Jiang	56,190	—	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	4,153,948	368,242	385,720
Beijing Huayi Brothers	Jason Nanchun Jiang	43,561	—	—
StormNet Information Technology	David Zhang	—	—	2,569
Tea Care Group Ltd.	Fuming Zhuo	—	292,606	697,071
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	87,638	—	—
Focus Technology Co., Ltd.	Fuming Zhuo	—	43,200	—

Total		$9,213,360	$3,042,044	$3,445,101

     Details of advertising space leasing costs charged, net of rebates, to the Group by related parties for the years ended December 31, 2008, 2009 and 2010 were as follows:

		Year ended December 31,
Name of related parties	Director interested	2008	2009	2010
Sina.com	Charles Cao	$50,294,367	$28,635,023	$11,655,724
Sohu.com	Daqing Qi	39,061,219	17,208,874	8,047,723
Bona Film Group Ltd.	Daqing Qi	—	—	359,287
Ctrip.com	Neil Nanpeng Shen	343,546	146,356	130,251
51.com	Neil Nanpeng Shen	887,603	195,376	7,968
Qihoo.com	Neil Nanpeng Shen	847,021	109,564	—
UUSEE	Neil Nanpeng Shen	306,899	—	—
StormNet Information Technology	David Zhang	—	21,928	27,266

Total		$91,740,655	$46,317,121	$20,228,219

     Details of amounts due from related parties as of December 31, 2009 and 2010 are as follows:

				December 31
Name of related parties	Note		Director interested	2009	2010
Sina.com	(a	)	Charles Cao	570,113	89,897
Sohu.com	(a	)	Daqing Qi	2,685,730	—
Bona Film Group Ltd.	(a	)	Daqing Qi	—	21,139
Ctrip.com	(a	)	Neil Nanpeng Shen	(293)	—
Tea Care Group Ltd.	(a	)	Fuming Zhuo	21,475	345,297
China Vanke Co., Ltd.	(a	)	Daqing Qi	7,379	13,041

Total				$3,284,404	$469,374

Note (a) — These amounts represent trade receivables for advertising services provided or advances paid for advertising space leased.
     Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

				December 31,
Name of related parties	Note		Director interested	2009	2010
Sina.com	(b	)	Charles Cao	$2,126,612	$1,811,950
China Vanke Co., Ltd.	(b	)	Daqing Qi	—	28,689
51.com	(b	)	Neil Nanpeng Shen	32,871	—
StormNet Information Technology	(b	)	David Zhang	54,376	—
Qihoo.com	(b	)	Neil Nanpeng Shen	158	—
Arcom	(b	)	David Zhang	—	7,550
Ctrip.com	(b	)	Neil Nanpeng Shen	16,877	—

Total				$2,230,894	$1,848,189

Note (b) — The amounts represent trade payables for advertising services purchased or advances received for advertising services sold.
Other Related Party Transactions
Loans to Shareholders of Our PRC Operating Affiliates
     Pursuant to loan agreements entered into by the relevant PRC operating subsidiaries and the individual shareholders of certain of our PRC operating affiliates, respectively, such shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant WFOE operating subsidiaries for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2010, the full amounts of the loans to these shareholders remained outstanding. The relevant PRC operating subsidiary granted these loans without interest.
Share Subscription by JJ Media Investment Holding Limited
     As described in Item 5. Operating and Financial Review and Prospects — Share-based Compensation on page 63, on November 18, 2009, the Company issued 75 million ordinary shares to Jason Nanchun Jiang through JJ Media Investment Holding Limited, for proceeds of $142,425,000.
Transactions with Entities Affiliated with Jimmy Wei Yu
     Jimmy Yu resigned his directorship in September 2009. For the year ended December 31, 2008 and the nine months ended September 30, 2009, office rentals paid to Multimedia Park Venture Capital, of which Mr. Yu was the CEO, amounted to $870,718 and $612,817, respectively.
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
Sale of Shares by JJ Media Investment Holding Limited
     As described in Item 4. Information on the Company — History and Development of the Company elsewhere in this annual report, on September 13, 2010, Jason Nanchun Jiang, through JJ Media Investment Holding Limited, sold 8,100,000 of our ADSs at a price of $18.90 per ADS.
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
B. Significant Changes
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
•	On January 13, 2011, we purchased approximately 15,331,305 newly issued common shares of VisionChina at a price of US$3.979 per share, equivalent to US$3.979 per ADS. VisionChina Media’s mass transportation mobile television network and our office, residential, hypermarket and supermarket television networks and theater network are highly complementary to each other, which we believe will offer opportunities to bring integrated media solutions and greater media value to advertisers. This minority investment in VisionChina Media is very much in line with our established development strategy of focusing on growing and investing in our core businesses while reducing our non-core businesses, and does not indicate any change in our existing stated direction;

•	On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement, as amended on May 30, 2011, with GBL III Limited, an entity controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our outdoor media subsidiary, in which Goldman Sachs will acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities will purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. GBL III Limited will be entitled to nominate one designee to OOH’s board of directors and will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities. Upon completion of these transactions, we will hold a 51% indirect equity interest in OOH. We believe this partial stake disposal allows us to recoup a majority of the investments in OOH while retaining upside potential in the business;

•	In May 2011, we appointed Kit Leong Low as our executive director while Alex Yang resigned his positions as our director and general manager; and

•	In the second half of 2011, we plan to make an initial investment of approximately $1.5 million in exchange for a 15% stake in Enjoy China Technology Development Company Limited (“Enjoy”). At the same time, we also plan to enter into a service exchange contract with Enjoy. The service exchange contract will be negotiated on an arms-length basis and will be approved by our audit committee. We will have the first right of refusal to purchase an additional Enjoy stake in the event other shareholders decide to sell down their stake at an arms-length market price. We will also have the first right of refusal to participate in future rounds of financing by Enjoy. JJ Media Investment Holding Limited is also anticipated to have 34% stake in Enjoy. The remaining stakes are expected to be owned by two independent third parties.

     Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Market Price Information for Our American Depositary Shares
     Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from April 1, 2009 to June 7, 2011 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$6.20 to a high of US$37.58 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the five most recent full financial years, each full financial quarter for the two most recent full financial years and each month since November 2010.

	SALE PRICE
	HIGH	LOW
	US$	US$
2006	36.56	17.26
2007	66.30	33.50
2008	59.37	6.18
2009	10.35	4.84
First Quarter	17.88	12.26
Second Quarter	9.39	6.20
Third Quarter	11.54	7.37
Fourth Quarter	17.49	10.43
2010	27.27	12.26
First Quarter	18.72	12.26
Second Quarter	18.48	14.36
Third Quarter	24.68	14.94
Fourth Quarter	27.27	20.60
November	27.27	23.01
December	24.38	20.60
2011 (through June 7)	37.58	21.91
January	24.92	21.91
February	27.48	23.93
March	30.73	26.05
April	36.40	29.67
May	37.58	30.87
June (through June 7)	32.18	27.98
     As of June, 9, 2011, a total of 135,624,425 ADSs were outstanding. As of June 9, 2011, 678,593,715 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.
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
Share Purchase of VisionChina
     On January 13, 2011, we purchased approximately 15,331,305 newly issued common shares of VisionChina at a price of US$3.979 per share, equivalent to US$3.979 per ADS. VisionChina Media’s mass transportation mobile television network and our office, residential, hypermarket and supermarket television networks and theater network are highly complementary to each other, which we believe will offer opportunities to bring integrated media solutions and greater media value to advertisers. This minority investment in VisionChina Media is very much in line with our established development strategy of focusing on growing and investing in our core businesses while reducing our non-core businesses, and does not indicate any change in our existing stated direction.
Disposal of 49% Interest in Traditional Outdoor Billboard Division
     On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement, as amended on May 30, 2011 with GBL III Limited, an entity controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our outdoor media subsidiary, in which Goldman Sachs will acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities will purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. GBL III Limited will be entitled to nominate one designee to OOH’s board of directors and will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities. Upon completion of these transactions, we will hold a 51% indirect equity interest in OOH. We believe this partial stake disposal allows us to recoup a majority of the investments in OOH while retaining upside potential in the business.
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
Taxation of Dividends
     Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on our ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not our ordinary shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the Unites States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the Unites States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
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
Passive Foreign Investment Companies
     We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2010, we do not expect to be a passive foreign investment company (“PFIC”), for 2011, and we do not expect to become one in the future, although there can be no assurance in this regard because the analysis depends on factual determinations.
     We will be a PFIC for any taxable year in which:
•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
     For this purpose, passive income includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least

25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.
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
     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.
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
Taxation of Capital Gains
     Subject to the discussion above under “Passive Foreign Investment Companies”, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your adjusted tax basis in the ordinary shares or ADSs. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares or ADSs. Any gain or loss you recognize will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—“People’s Republic of China Taxation”) and PRC tax were imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.
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
     Pursuant to the Hiring Incentives to Restore Employment Act, an individual United States Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of our ADSs or ordinary shares, unless such ADSs were held on his or her behalf by a United States financial institution. This new law also imposes penalties if an individual United States Holder is required to submit such information to the Internal Revenue Service and fails to do so.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.
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
     None of these events occurred in any of fiscal 2008, 2009 and 2010.

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
B. Use of Proceeds
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our new chief financial officer Kit Leong Low who was appointed in January 2010, assessed the effectiveness of internal control over financial reporting as of December 31, 2010 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.
     The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Focus Media Holding Limited
We have audited the internal control over financial reporting of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated June 20, 2011 expressed an unqualified opinion on those financial statements.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
June 20, 2011

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

	For the year ended December 31,
	2009	2010
	(in thousands, US dollar)
Audit Fees (1)	$1,260	$1,400
Audit-related Fees (2)	174	131
Tax Fees (3)	364	150
All Other Fees (4)	—	—

Total	$1,798	$1,681

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.

(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our transfer study activities.

(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.
     Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent registered public accounting firm. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services, as described above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Approximate
			ADSs Purchased as	Dollar Value of
			Part of Publicly	ADSs that May Yet
	Total Number of	Average Price Paid	Announced	Be Purchased
Period	ADSs Repurchased	per ADS(2)	Program(1)	Under the Program
August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,392,134	$15.36	2,393,134	$163,255,127
September 2010	9,523,810	$21.00	11,915,944	$63,255,117
December 2010	134,842	$22.25	12,050,786	$60,255,139

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. At the end of this program, we cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

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
ITEM 19. EXHIBITS

Exhibit
Number		Description of Exhibits

3.1	*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1	*	Specimen Ordinary Share Certificate.

4.2	**
Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3	†
Amended and Restated Deposit Agreement dated April 9, 2007 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-142820) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1	*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2	*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of the corporate structure under PRC law.

8.1	*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

Exhibit
Number		Description of Exhibits

10.4	**
Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5	**
Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd

10.6	**
Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.9	**	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10	**	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11	**	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12	**	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13	*
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

10.17	**
Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003. (Previously filed as Exhibit 10.20 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.18	**
Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003. (Previously filed as Exhibit 10.21 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.19	**
Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003. (Previously filed as Exhibit 10.22 to the Company’s registration statement on Form F-1 (File No.:

333-125785), dated June 14, 2005.)

Exhibit
Number		Description of Exhibits

10.20	**
Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.23 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.21	**
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

10.50	***	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51	*
Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Media Holdings Co., Ltd. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.70	∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71	∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72	∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79	∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80	∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81	∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82	∞	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83	∞	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

Exhibit
	Number	Description of Exhibits

	10.84∞	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

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

10.181	γ†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

	10.182α	2010 Employee Share Option Plan.

	10.183α	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

	10.184α	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

	10.185α	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186α
Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

	10.187δ	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

	10.188Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

	10.189ε	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

	10.190	Securities Purchase Agreement by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein, dated December 30, 2010.

	10.191	Shareholders Agreement by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li and VisionChina Media Inc., dated January 13, 2011.

	10.192	Registration Rights Agreement by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited and Front Lead Investments Limited, dated January 13, 2011.

	12.1	Certificate of Chief Executive Officer.

	12.2	Certificate of Chief Financial Officer.

Exhibit
Number	Description of Exhibits

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

21.1	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.

**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.

†	Previously filed with the Company’s negotiation statement on Form F-6 (File No. 333-142820), dated April 2, 2007.

***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.

∞	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.

α	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.

β	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.

γ	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

δ	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated September 7, 2010 and incorporated by reference herein.

ε	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated November 5, 2010 and incorporated by reference herein.

Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference herein.

††	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
	Name:	Jason Nanchun Jiang
	Title:	Chairman and Chief Executive Officer

Date: June 20, 2011

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Focus Media Holding Limited
We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
June 20, 2011

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2010
	(In U.S. Dollars, except share and per share
	data, unless otherwise stated)
Assets
Current assets:
Cash and cash equivalents	$568,159,372	$454,475,593
Investments	29,290,296	137,551,150
Accounts receivable, net of allowance for doubtful accounts of $33,596,096 and $21,088,503 in 2009 and 2010, respectively	172,752,473	157,328,743
Prepaid expenses and other current assets	29,451,741	54,759,866
Deposits paid for acquisition of subsidiaries	4,860,406	1,162,668
Amounts due from related parties	3,284,404	469,374
Rental deposits	29,639,716	46,613,780

Total current assets	837,438,408	852,361,174
Rental deposits	1,570,337	5,681,865
Equipment, net	77,661,147	68,886,796
Acquired intangible assets, net	51,777,215	24,162,043
Goodwill	410,368,691	425,334,632
Other long-term assets	14,627,502	7,733,029

Total assets	$1,393,443,300	$1,384,159,539

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of $4,410,602 and $4,340,424 as of December 31, 2009 and 2010, respectively)	$53,340,007	$16,589,293
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $7,234,408 and $10,635,394 as of December 31, 2009 and 2010, respectively)	101,870,170	121,763,522
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of $2,976,916 and $2,914,969 as of December 31, 2009 and 2010, respectively)	27,537,785	8,890,191
Amounts due to related parties	2,230,894	1,848,189
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of $277,406 and $1,820,531 as of December 31, 2009 and 2010, respectively)	12,077,282	23,627,893

Total current liabilities	197,056,138	172,719,088

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of $1,406,095 and $710,252 as of December 31, 2009 and 2010, respectively)	5,435,178	9,997,511

Total liabilities	$202,491,316	$182,716,599

Commitments and contingencies (Note 17)

Equity
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2009 and 2010; 725,278,005 and 677,934,625 shares issued and outstanding in 2009 and 2010, respectively)	36,287	33,920
Additional paid-in capital	1,875,304,804	1,685,148,851
Subscription receivable	(3,081,726)	(90,984)
Retained earnings (deficit)	(747,226,391)	(562,952,914)
Accumulated other comprehensive income	64,090,691	78,339,729

	December 31,
	2009	2010
	(In U.S. Dollars, except share and per share
	data, unless otherwise stated)
Total Focus Media Holdings Limited shareholders’ equity	$1,189,123,665	$1,200,478,602
Noncontrolling interests	1,828,319	964,338

Total equity	$1,190,951,984	$1,201,442,940

Total liabilities and equity	$1,393,443,300	$1,384,159,539

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2008	2009	2010
	(In U.S. Dollars, except share and per share data,
		unless otherwise stated)
Net revenues:
Advertising service revenue	$525,565,494	$396,863,987	$516,075,284
Other revenues	3,621,880	300,535	239,413

Total net revenues	529,187,374	397,164,522	516,314,697

Cost of revenues:
Advertising service cost	257,320,504	240,782,540	221,551,334
Other costs	1,722,996	290,663	138,700

Total cost of revenues	259,043,500	241,073,203	221,690,034

Gross profit	270,143,874	156,091,319	294,624,663

Operating expenses:
General and administrative	79,162,336	88,833,305	79,759,757
Selling and marketing	82,258,177	79,786,861	103,722,237
Impairment loss	377,629,012	63,646,227	5,736,134
Other operating expenses (income), net	183,113,307	13,111,043	(14,143,945)

Total operating expenses	722,162,832	245,377,436	175,074,183

Income (loss) from operations	(452,018,958)	(89,286,117)	119,550,480
Interest income	7,130,080	4,945,946	7,259,508
Investment loss	—	—	1,287,881

Income (loss) from continuing operations before income taxes	(444,888,878)	(84,340,171)	125,522,107
Income taxes	25,278,127	13,780,065	22,335,579

Net income (loss) from continuing operations	(470,167,005)	(98,120,236)	103,186,528
Net income (loss) from discontinued operations, net of tax	(300,670,962)	(111,612,420)	83,077,575

Net income (loss)	(770,837,967)	(209,732,656)	186,264,103
Less: Net income (loss) attributable to noncontrolling interests	(150,441)	3,524,388	1,990,626

Net income (loss) attributable to Focus Media Holding Limited Shareholders	$(770,687,526)	$(213,257,044)	$184,273,477

Income (loss) per share from continuing operations — basic	$(0.73)	$(0.15)	$0.15

Income (loss) per share from continuing operations — diluted	$(0.73)	$(0.15)	$0.14

Income (loss) per share from discontinued operations — basic	$(0.47)	$(0.17)	$0.12

Income (loss) per share from discontinued operations — diluted	$(0.47)	$(0.17)	$0.11

	For the years ended December 31,
	2008	2009	2010
	(In U.S. Dollars, except share and per share data,
		unless otherwise stated)
Income (loss) per share — basic	$(1.20)	$(0.33)	$0.26

Income (loss) per share — diluted	$(1.20)	$(0.33)	$0.25

Shares used in calculating basic income (loss) per share	643,989,522	651,654,345	707,846,570

Shares used in calculating diluted income (loss) per share	643,989,522	651,654,345	731,658,265

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. Dollars, except share and per share data, unless otherwise stated)

						Accumulated
					Retained earning	other
		Ordinary shares	Additional paid-in	Subscription	(accumulated	comprehensive	Noncontrolling		Comprehensive
	Ordinary shares	Amount	capital	receivables	deficit)	income	interests	Total equity	income (loss)
Balance at January 1, 2008	640,230,852	$32,020	$1,581,579,792	—	$236,718,179	$36,614,206	$1,913,248	$1,856,857,445	$—

Issuance of ordinary shares in connection with acquisitions	9,718,588	486	72,426,852	—	—	—	—	72,427,338	—
Issuance of ordinary shares pursuant to share option plans	9,073,980	468	10,710,833	—	—	—	—	10,711,301	—
Stock repurchase	(12,941,710)	(647)	(47,499,564)	—	—	—	—	(47,500,211)	—
Share-based compensation expense	—	—	42,615,166	—	—	—	—	42,615,166	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(1,967,393)	—	(1,967,393)	(1,967,393)
Capital injection from noncontrolling interest holders	—	—	—	—	—	—	213,706	213,706	—
Cumulative translation adjustments	—	—	—	—	—	37,241,171	129,277	37,370,448	37,370,448
Net loss	—	—	—	—	(770,687,526)	—	(150,441)	(770,837,967)	(770,837,967)

Balance at December 31, 2008	646,081,710	$32,327	$1,659,833,079	—	$(533,969,347)	$71,887,984	$2,105,790	$1,199,889,833	$(735,434,912)

Issuance of ordinary shares pursuant to share option plans	4,196,295	210	5,155,541	$(3,081,726)	—	—	—	2,074,025	—
Issuance of ordinary shares	75,000,000	3,750	142,421,250	—	—	—	—	142,425,000	—
Share-based compensation expense	—	—	66,503,134	—	—	—	—	66,503,134	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	1,391,800	—	—	—	839,704	2,231,504	—
Disposal of subsidiaries	—	—	—	—	—	(782,940)	(4,647,028)	(5,429,968)	—
Cumulative translation adjustments	—	—	—	—	—	(7,014,353)	5,465	(7,008,888)	(7,008,888)

Net loss	—	—	—	—	(213,257,044)	—	3,524,388	(209,732,656)	(209,732,656)

Balance at December 31, 2009	725,278,005	$36,287	$1,875,304,804	$(3,081,726)	$(747,226,391)	$64,090,691	$1,828,319	$1,190,951,984	$(216,741,544)

Issuance of ordinary shares pursuant to share option plans	12,910,550	646	596,821	2,990,742	—	—	—	3,588,209	—
Stock repurchase	(60,253,930)	(3,013)	(240,161,971)	—	—	—	—	(240,164,984)	—
Share-based compensation expense	—	—	45,591,618	—	—	—	—	45,591,618	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	3,817,579	—	—	(2,901,251)	13,273,615	14,189,943	—
Disposal of subsidiaries	—	—	—	—	—	(4,729,725)	(16,272,312)	(21,002,037)	—
Cumulative translation adjustments	—	—	—	—	—	21,880,014	144,090	22,024,104	22,024,104

Net income	—	—	—	—	184,273,477	—	1,990,626	186,264,103	186,264,103

Balance at December 31, 2010	677,934,625	$33,920	$1,685,148,851	$(90,984)	$(562,952,914)	$78,339,729	$964,338	$1,201,442,940	$208,288,207

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2009	2010
		(In U.S. dollars)
Operating activities:
Net income (loss)	(770,837,967)	(209,732,656)	186,264,103
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expenses	15,767,332	29,076,504	454,624
Share-based compensation	42,615,166	66,503,134	45,591,618
Depreciation and amortization	71,852,826	62,728,660	45,876,222
Unrealized gain on available-for-sale securities	(408,387)	—	—
Loss from equity method investees	9,557	—	—
(Gain)/loss on disposal of equity interest of subsidiaries and impairment of other long-lived assets	282,567,020	66,180,083	(76,167,018)
Loss on disposal of equipment	697,909	1,346,489	318,815
Impairment loss for goodwill	596,069,011	87,608,201	5,736,134
Impairment loss for acquired intangible assets	4,810,987	25,437,087	—
Impairment loss for equipment	18,562,323	40,318,817	—

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(124,577,341)	929,044	(38,969,202)
Inventories	126,858	202,090	(68,030)
Prepaid expenses and other current assets	(28,802,626)	(3,794,689)	3,247,428
Amounts due from related parties	(4,545,372)	6,405,746	2,407,864
Rental deposits	1,712,586	1,327,564	(27,688,926)
Accounts payable	45,099,316	23,202,611	11,318,600
Accrued expenses and other current liabilities	9,135,910	(23,325,332)	47,409,016
Amounts due to related parties	2,625,515	(13,356,596)	(513,469)
Income tax payable	15,462,823	(1,199,784)	(19,090,163)
Deferred taxes	(9,502,842)	866,257	(905,898)

Net cash provided by operating activities	$168,440,604	$160,723,230	$185,221,718

Investing activities:
Purchase of equipment and other long-term assets	$(72,875,855)	$(10,654,598)	$(18,692,608)
Cash of disposed subsidiary	(11,693,755)	(27,315,949)	(40,805,068)
Proceeds from sale of subsidiaries	—	—	116,872,231
Acquisition of intangible assets	(1,766,633)	—	—
Purchase of subsidiaries and earn-out payment paid to acquire subsidiaries, net of cash acquired	(133,347,771)	(92,411,545)	(40,186,684)
Investment in a joint venture	(2,970,000)	—	—
Deposit (paid)/refunded to acquire subsidiaries	(14,270,053)	329,516	—
Proceeds from disposal of fixed assets	—	196,115	471,128
Cash paid for purchases of debt and equity securities	—	(29,257,303)	(137,551,150)
Cash received from sale of debt and equity securities	91,129,763	865,589	29,290,296

Net cash used in investing activities	$(145,794,304)	$(158,248,175)	$(90,601,855)

	For the years ended December 31,
	2008		2009	2010
			(In U.S. dollars)
Financing activities:
Proceeds from issuance of ordinary shares		$—	$142,425,000	$—
Proceeds from issuance of ordinary shares pursuant to share option plans		10,711,301	2,074,025	3,588,209
Proceeds from short-term loans		370,423	—	—
Repayment of short-term loans		(30,411,521)	—	—
Capital injection from minority shareholders		213,706	—	—
Proceeds from partial disposal of subsidiaries		—	—	10,980,282
Share repurchase		(47,500,211)	—	(237,168,910)

Net cash provided by (used) in financing activities		$(66,616,302)	$144,499,025	$(222,600,419)

Effect of exchange rate changes		16,469,125	(1,730,212)	14,296,777

Net increase (decrease) in cash and cash equivalents		$(27,500,877)	$145,243,868	$(113,683,779)
Cash and cash equivalents, beginning of year		450,416,381	142,434,073	568,159,372
Add/(less): cash and cash equivalents in assets held-for-sale		(280,481,431)	280,481,431	—

Cash and cash equivalents, end of year		$142,434,073	$568,159,372	$454,475,593

Supplemental disclosure of cash flow information Income taxes paid		$23,712,147	$12,965,179	$32,031,106

Interest paid		$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Acquisition of subsidiaries:
Value of ordinary shares issued		$72,427,338	$—	$—
Accounts payable		$60,501,181	$20,326,014	$4,920,493
Liabilities recorded as a result of contingent consideration		$13,510,310	$—	$—
Non-cash financing activities:
Payable for share repurchase		$—	$—	$2,996,074
Proceeds from partial disposal of subsidiaries offset against other payables	$		$—	$3,209,661
The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
1. Organization and Principal Activities
     Focus Media Holding Limited (“Focus Media Holding” or the “Company”) and all of its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as “the Group”. The Group is mainly engaged in selling out-of-home television advertising time slots on its network of flat-panel television advertising (“LCD”) displays located in high traffic areas and in-store network. The Group is also engaged in providing advertising services on poster frames, on screens in movie theatres and on traditional outdoor billboards.
     On December 22, 2008, the Company announced that it entered into a definitive agreement with SINA Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s LCD display network, poster frame network and certain in-store network (the “disposal group”). The disposal group was recorded as an asset group held-for-sale for the year ended December 31, 2008, and was not depreciated or amortized nor was it subject to the same impairment analysis as assets held and used in continuing operations. On September 28, 2009, the Company and SINA jointly reached a decision not to extend the deadline of the agreement announced on December 22, 2008. As such, the disposal group was reclassified as assets to be held and used thereafter. The results of the disposal group have been classified as continuing operations for all periods presented.
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
(d) Use of Estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives of long-lived assets, assumptions utilized in computing agency rebates, the impairment of long-lived assets and goodwill, the recognition and measurement of current and deferred income tax assets, valuation of financial instruments, and the valuation and recognition of share-based compensation. The actual results experienced by the Group may differ from management’s estimates.
(e) Investments
     The Group enters into asset management agreements to invest in debt and equity securities with commercial banks from time to time. Certain asset management agreements have a definite investment period. When the Group has both the positive intent and ability to hold these debt investments to maturity, it classifies them

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
as held-to-maturity and records them at amortized cost. All held-to-maturity investments have remaining maturities of less than one year.
     Certain asset management agreements may not have a definite investment period. The Group classifies these investments in debt and equity securities as available-for-sale securities, which are stated at fair market value with unrealized gains and losses recorded in accumulated other comprehensive income. All available-for-sale debt and equity investments have remaining maturities of less than one year. The Group routinely reviews available-for-sale and held-to-maturity investments for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the investments are written down to fair value.
     As of December 31, 2009 and 2010, all the investments of the Group were classified as held-to-maturity and recorded at amortized costs.
(f) Investment in equity affiliates
     Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statement of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary.
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
(h) Acquired Intangible Assets, net
     Acquired intangible assets, which consist of operation and broadcasting rights, lease agreements, customer bases, customer backlogs, trademarks, non-compete agreements, and acquired technology are valued at cost less accumulated amortization. Amortization of acquired intangible assets (except for certain customer bases) is calculated using the straight-line method over their expected useful lives of one to ten years. Amortization of certain customer bases are calculated using an accelerated method over the expected useful lives of the underlying customers.
(i) Impairment of Long-Lived Assets
     The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
(m) Advertising Costs
     The Group expenses advertising costs as incurred. Total advertising expenses were $1,031,292, $559,612 and $718,877 for the years ended December 31, 2008, 2009, and 2010, respectively, and have been included in general and administrative expenses.
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
(q) Fair Value of Financial Instruments
     Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers and it considers assumptions that market participants would use when pricing the asset or liability.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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
     The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2009 and 2010. The carrying values of financial instruments, which consist of cash and cash equivalents, investments, accounts receivable, prepaid expenses and other current assets, deposits paid for acquisition of subsidiaries, amount due from and due to related parties and accounts payable approximates their carrying value as of December 31, 2009 and 2010 due to their short-term nature. The Group does not use derivative instruments to manage risks.
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
     The Group’s total share-based compensation expense for the years ended December 31, 2008, 2009 and 2010 was $42,615,166, $66,503,134 and $45,591,618, respectively.
     The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2008	2009	2010
Cost of sales	$1,469,847	$1,504,092	$976,822
General and administrative	22,890,581	26,037,349	40,272,194
Selling and marketing	15,814,828	12,221,732	4,342,602
Net income (loss) from discontinued operations	2,439,910	26,739,961	—

Total	$42,615,166	$66,503,134	$45,591,618

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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
(t) Non-controlling Interest
     As of December 31, 2009 and 2010, the majority of the Group’s noncontrolling interest is attributable to the LCD display segment.
     The following schedule shows the effects of changes in Focus Media’s ownership interest in its subsidiaries on equity attributable to Focus Media:

	For the years ended December 31,
	2008	2009	2010

Net income (loss) attributable to Focus Media	$(770,687,526)	$(213,257,044)	$184,273,477

Transfers (to) from the non-controlling interest:
Increase in Focus Media’s additional paid-in capital due to partial disposal subsidiaries	—	1,391,800	3,817,579

Net transfers (to) from non-controlling interest	—	1,391,800	3,817,579

Change from net income attributable to Focus Media and transfers (to) from noncontrolling interest	$(770,687,526)	$(211,865,244)	$188,091,056

(u) Government grants
     Unrestricted government subsidies from local governmental agencies, which allow the Group full discretion in utilizing the funds, were $13,864,412, $14,024,545 and $15,797,209 for the years ended December 31, 2008, 2009 and 2010, respectively, of which, $13,542,415, $11,122,063 and $14,706,120 was recorded as other operating income in the consolidated statements of operations and $321,997, $2,902,482 and $1,091,088 was related to discontinued operations.
(v) Recently Issued Accounting Standards
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009. The adoption of the ASU did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not expect the adoption of the Level 3 guidance of this ASU to have a significant impact on its consolidated financial statements.
     In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.
     In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Group’s financial position, results of operations, or cash flows.
3. Variable Interest Entities
     The Group conducts substantially all of its operations through Focus Media Technology (Shanghai) Co., Ltd. and its subsidiaries (hereinafter collectively referred as “the PRC operating subsidiaries”). Due to PRC government restrictions that apply to foreign investment in China’s advertising industry, the Group’s advertising business has been historically conducted through contractual arrangements among the PRC operating subsidiaries and the VIEs, and their respective shareholders. Each of the contractual arrangements with the VIEs and their respective shareholders may only be amended with the approval of our audit committee or another independent body of the board of directors of the Company.
     The following is a summary of the material provisions of these agreements.
Transfer of Ownership When Permitted By Law
     The equity owners of the relevant VIEs have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant VIEs, or all or part of the assets of the relevant VIEs, for a purchase price equal to the registered capital of the relevant VIEs, or such higher price as required under PRC laws at the time of such purchase, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law.
Voting Arrangements
     The equity owners of the VIEs have granted an individual designated by the relevant PRC operating subsidiaries the right to appoint all of the directors and senior management of the VIEs and all of their other voting rights as shareholders of the VIEs, as provided under the articles of association of each such entity, to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the VIEs and distributing dividends or other proceeds from the VIEs.
Equity Pledge Agreements
     The equity owners pledge their respective equity interest in the relevant VIEs, to certain of the PRC operating subsidiaries to secure their obligations under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the VIEs, and acquiring certain of the Company’s regional distributors, respectively. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant VIE, without the prior written consent of the relevant PRC operating subsidiary.
Loan Agreements
     Loans were provided to the equity owners of the VIEs solely for the purpose of establishing or increasing the registered capital of the VIEs. The loans were granted without interest. The loans have 10-year duration and cannot be repaid before maturity without written approval from the lenders.
     Through these arrangements, Focus Media Holding is deemed the primary beneficiary of the VIEs as it is able to exercise effective control over the VIEs and is entitled to receive effectively all economic benefits generated from the VIEs. As a result, Focus Media Holding has consolidated the VIEs for all periods presented.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
     Summary financial information of the VIEs included in the accompanying consolidated financial statements is as follows:

	As at December 31,
	2009	2010
Cash and cash equivalents	$30,303,514	$10,835,318
Accounts receivable, net of allowance for doubtful accounts of $2,831,648 and $1,044,492 in 2009 and 2010, respectively	3,325,186	9,127,339
Rental deposits	2,350,506	10,412,099
Other current assets	2,226,423	2,363,218

Total current assets	$38,205,629	$32,737,974

Rental deposits	606,662	1,466,145
Equipment, net	1,863,087	2,158,832
Acquired intangible assets, net	4,917,618	3,523,586
Goodwill	395,414,397	397,840,137
Other long-term assets	523,297	1,079,410

Total long-term assets	$403,325,061	$406,068,110

Total assets	$441,530,690	$438,806,084

Accounts payable	4,410,602	4,340,424
Accrued expenses and other current liabilities	7,234,408	10,635,394
Income taxes payable	2,976,916	2,914,969
Deferred tax liabilities	277,406	1,820,531

Total current liabilities	14,899,332	19,711,318

Total long-term liabilities	$1,406,095	$710,252

Total liabilities	$16,305,427	$20,421,570

	For the year ended December 31,
	2008	2009	2010
Net revenues	$16,975,524	$12,837,242	$21,491,910
Gross profit (loss)	(10,840,893)	(11,114,534)	(19,019,078)

Net loss	$(39,360,463)	$(30,533,871)	$(35,930,035)

4. Acquisitions
2009 acquisitions:
     The Group did not make any significant acquisitions in 2009. The Group made aggregate cash payment of $92,411,545 during the year ended December 31, 2009 as the result of consideration made to acquire the noncontrolling interests of certain subsidiaries in the year ended December 31, 2009, as well as resolved contingent considerations for prior year acquisitions. The Group recorded additional goodwill for resolved contingent consideration of $81,847,808 during the year ended December 31, 2009, of which $10.5 million was related to 2008 acquisitions.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
2010 acquisitions:
     The Group acquired five entities in the poster-frame advertising business for fixed cash consideration of $5,347,562 in aggregate in 2010. There was no contingent consideration related to these acquisitions. The Group recognized acquired intangible assets of $1,192,206 and recognized goodwill of $3,958,444, which was assigned to poster frame reporting unit.
     In addition, the Group also made aggregate cash payment of $34,839,122 during the year as the result of resolved contingent consideration for prior year acquisitions, of which $14,249,427 was resolved in the prior year and recorded as acquisition payable in the prior year’s balance sheet, and recorded additional goodwill of $20,589,695 in 2010.
5. Disposition
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
2010 Disposition
     In January 2010, certain employees and management of Allyes and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy an aggregate 38% interest in Allyes from the Company for cash consideration of $13.3 million. On July 30, 2010, the Company sold its remaining 62% interest to a third party investor for cash consideration of $124 million. Following the disposition of Allyes, the Group is no longer engaged in the internet advertising business and, therefore, the results of the internet advertising segment have been included in discontinued operations in the consolidated statements of operations for all periods presented. The results of discontinued operations include net revenues and profit before tax of $80,599,956 and $5,150,739, respectively, related to Allyes and its subsidiaries and affiliates. The Group recorded a gain on disposal of $78,999,821 (net of $2,763,041 transaction cost), which has been included as a component of discontinued operations. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2010.
     Summary balance sheet information of Allyes as of the disposal date is as follows:

Cash and cash equivalents	$40,665,131
Accounts receivable, net of allowance for doubtful accounts of $3,312,436	59,394,176
Other current assets	8,942,748

Total current assets	109,002,055

Acquired intangible assets, net	12,003,843
Goodwill	4,272,498
Other long-term assets	2,903,049

Total long-term assets	19,179,390

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)

Total assets	128,181,445

Accounts payable	49,745,765
Accrued expenses and other current liabilities	14,283,603
Income taxes payable	4,105,786

Total current liabilities	68,135,154

Total long-term liabilities	1,704,794

Total liabilities	69,839,948

Noncontrolling interest	15,992,898

Accumulated other comprehensive income	4,729,725
6. Fair Value Measurement
     The Group did not have any assets or liabilities measured at fair value on a recurring basis subsequent to initial recognition as of December 31, 2009 or 2010. The Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2009 and 2010 included acquired intangible assets and goodwill in impairment test.
     The fair value measurements for acquired intangible assets and goodwill are classified as Level 3 measurements. Determining the appropriate fair value model and calculating the fair value of these instruments requires the input of significant estimates and assumptions, some of which are unobservable. The estimates and assumptions include business assumptions, terminal value, discount rate, and tax amortization benefit.
7. Accounts Receivable, Net
     Accounts receivable, net of allowance for doubtful accounts of $33,596,096 and $21,088,503 for the years ended December 31, 2009 and 2010, respectively, consists of following:

	December 31,
	2009	2010
Billed receivable	$120,340,073	$83,892,036
Unbilled receivable	52,412,400	73,436,707

Total	$172,752,473	$157,328,743

     Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.
     An analysis of allowance for doubtful accounts for the years ended December 31, 2009 and 2010 is as follows:

	2009	2010
Balance at beginning of year	$4,395,022	$33,596,096
Bad debt expenses	29,076,504	454,624

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)

	2009	2010
Recoveries and (write-offs), net	(6,047,299)	(10,393,667)
Reclassified from assets held-for-sale	9,617,466	—
Disposition of subsidiaries	(3,425,810)	(3,312,436)
Effect of exchange rate changes	(19,787)	743,886

Balance at end of year	$33,596,096	$21,088,503

8. Equipment, Net
     Equipment, net consists of the following:

	December 31,
	2009	2010
Media display equipment	$165,254,415	$191,447,959
Computers and office equipment	9,887,787	10,315,385
Leasehold improvements	1,558,213	2,025,582
Vehicles	974,293	1,245,472

Total	177,674,708	205,034,398
Less: accumulated depreciation and amortization	(100,013,561)	(136,147,602)

Total	$77,661,147	$68,886,796

     The majority of the Group’s display equipment is installed on premises of its location providers, such as residential complexes, commercial locations and stores.
     Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $31,241,513, $35,004,686 and $28,270,063, respectively, of which $542,754, $724,515 and $355,004 was related to discontinued operations.
     In 2009, the Group determined that it would cease expansion of its digital poster frame networks and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of its boat-based advertising platform on the Huangpu River. The Group recorded an aggregate impairment loss of $40,318,817 of related equipment for the year ended December 31, 2009.
     The Group did not incur impairment loss on equipment for the year ended December 31, 2010.
9. Acquired Intangible Assets, Net
     As of December 31, 2009 and 2010, acquired intangible assets, net was comprised of the following:

	December 31,
	2009	2010
Cost:
Operation & broadcasting rights	$11,115,667	$11,460,583
Lease agreements	51,712,154	54,460,034
Customer base	24,730,269	24,013,585
Trademark	9,608,110	1,145,303
Acquired technology	1,130,605	—
Others	11,421,391	4,559,702

Total	109,718,196	95,639,207

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)

	December 31,
	2009	2010
Accumulated amortization:
Operation & broadcasting rights	(3,552,675)	(6,166,809)
Lease agreements	(31,854,695)	(43,298,789)
Customer base	(12,708,565)	(16,338,269)
Trademark	(1,110,834)	(1,145,303)
Acquired technology	(602,990)	—
Others	(8,111,222)	(4,527,994)

Total	(57,940,981)	(71,477,164)

Intangible assets, net	$51,777,215	$24,162,043

     The Group recorded amortization expense as follows:

	For the years ended December 31,
	2008	2009	2010
Cost of revenues	$20,085,255	$14,282,389	$12,734,069
Selling and marketing	7,556,965	4,664,850	4,106,231
Gain or (loss) from discontinued operations	12,446,394	8,331,505	765,859

Total	$40,088,614	$27,278,744	$17,606,159

     For the year ended December 31, 2008, the Group recorded an impairment loss on its intangible assets in the amount of $4,810,987 associated with the Target Media brand due to management’s decision to accelerate phasing out the brand from the Group’s LCD display segment. As a result of termination of the mobile handset advertising services, the Group wrote off $14,604,566 of remaining intangible assets which has been classified as loss on disposal of subsidiaries. Upon the disposal of CGEN Digital Media Company Limited and its consolidated subsidiaries and affiliates (“CGEN”, acquired in January 2008 and disposed in December 2008), the Group wrote off $39,457,262 of intangible assets.
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
     Total impairment loss recorded for the year ended December 31, 2009 amounted to $25,437,087, of which $21,459,807 was related to discontinued operations. The Group did not incur impairment loss on acquired intangible assets for the year ended December 31, 2010.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
     The Group expects to record amortization expense of $13,857,578, $7,125,284, $1,966,988, $575,670, and $541,556 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.
10. Goodwill
     The Group’s goodwill primarily arises from the initial consideration paid and, for those acquisitions made prior to January 1, 2009, subsequent settlement of contingent consideration of our acquisitions. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2010 are as follows:

				Movie theater
		Poster		& traditional
	LCD display	frame	Internet	outdoor
	network	network	advertising	billboards	Total
Balance as of January 1, 2009	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	30,396,719	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	193,266	—	193,266
Goodwill impairment	—	(30,396,719)	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	402,742,395
Disposal of subsidiaries	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	260,212

Balance as of December 31, 2009	406,096,193	—	4,272,498	—	410,368,691
Goodwill acquired during the year	—	3,958,444	—	—	3,958,444
Goodwill recorded as a result of contingent consideration resolved	5,038,676	15,551,019	—	—	20,589,695
Goodwill impairment	—	(5,736,134)	—	—	(5,736,134)
Disposal of subsidiaries	—	—	(4,272,498)	—	(4,272,498)
Translation adjustments	399,355	27,079	—	—	426,434

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$—	$425,334,632

     The gross amount and accumulated impairment losses by segment as of December 31, 2009 and 2010 are as follows:

				Movie theater
		Poster		& traditional
	LCD display	frame	Internet	outdoor
	network	network	advertising	billboards	Total
Goodwill, gross	$406,158,216	402,660,409	$245,368,810	$24,836,040	$1,079,023,475
Accumulated impairment losses	(62,023)	(402,660,409)	(241,096,312)	(24,836,040)	(668,654,784)

Balance as of December 31, 2009	$406,096,193	$—	$4,272,498	$—	$410,368,691

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)

				Movie theater
		Poster		& traditional
	LCD display	frame	Internet	outdoor
	network	network	advertising	billboards	Total
Goodwill, gross	$411,596,247	422,196,951	$—	$24,836,040	$858,629,238

Accumulated impairment losses	(62,023)	(408,396,543)	—	(24,836,040)	(433,294,606)

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$—	$425,334,632

     Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired. As a result of impairment tests, the Group recorded a goodwill impairment loss of $87,608,201 and $5,736,134, of which $23,961,974 and nil was related to the discontinued operations for the years ended December 31, 2009 and 2010, respectively.
Goodwill impairment in 2009
     On September 28, 2009, the Company and SINA jointly decided to abort the proposed acquisition announced on December 22, 2008. As such, the disposal group classified as held-for-sale as of December 31, 2008 were reclassified as assets to be held and used. At the time of reclassification, the assets were required to be measured at the lower of (1) their carrying amount before they were classified as held-for-sale, adjusted for any depreciation or amortization that would have been recognized had the assets been continuously classified as held and used or (2) their fair value at the date of reclassification. Certain of the reclassified assets had a fair value lower than their carrying value, which the Group believed was a goodwill impairment indicator. Accordingly, the Group performed an impairment test using the income approach valuation method on the two segments subjected to reclassification, LCD display and poster frame, which were also deemed as reporting units for the purpose of goodwill impairment test. The tests resulted in an impairment of $16,369,331 representing all the poster frame reporting unit’s remaining goodwill. This goodwill was the result of the settlement of contingent consideration while the associated reporting unit was classified as held-for-sale. The LCD display network passed the first step of impairment with fair value exceeding the carrying amount by a substantial margin and therefore, incurred no impairment loss.
     In the fourth quarter of 2009, the Group paid further contingent consideration of $14,027,388 related to the poster frame network reporting unit. The contingent consideration for the poster frame units was calculated based on the achieved earnings targets, which were determined at the time of the acquisitions. This amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the reporting unit subsequent to September 28, 2009, the most recent impairment analysis date before December 31, 2009. The impairment test for goodwill arising from poster frame acquisitions was performed for the whole reporting unit rather than for each individual subsidiary. As a result, when the reporting unit’s fair value, which is based on management’s forecasted operating results for the reporting unit as a whole, declined significantly due to contracting customer demand caused by the financial crisis and increased competition, the additional goodwill arising from such contingent consideration was impaired even though individual subsidiaries were able to meet their respective earnings targets. The balance of goodwill for the poster frame reporting unit remained at zero at December 31, 2009.
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
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
     As of December 31, 2009, the internet advertising reporting unit had a goodwill balance of $4,272,498. The Group performed its annual impairment test at the end of the year, which indicated that the fair value exceeded the carrying amount by a significant margin and, therefore, no further goodwill impairment was recognized.
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
Goodwill impairment in 2010
     The Group settled contingent purchase consideration of $5,736,134 associated with the poster frame network reporting unit during the three months ended March 31, 2010. The amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the poster frame network reporting unit subsequent to December 31, 2009, the most recent impairment analysis date, which was still lower than the carrying amount of the poster frame network reporting unit on March 31, 2010.
     The Group further settled contingent purchase consideration of $5,038,676 and $9,814,885 associated with the LCD display network and poster frame reporting units during 2010. The Group’s annual impairment test was performed for both reporting units using the income approach valuation method as of December 31, 2010, which indicated that the fair value of both reporting units significantly exceeded their carrying amounts. Therefore, no goodwill impairment was recognized.
11. Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010
Accrued sales commissions and rebate payable	$18,690,726	$45,623,926
Other accrued expenses	3,348,885	4,152,385
Other taxes payable	16,514,074	25,587,764
Advance from customers	27,807,586	26,292,405
Accrued employee payroll and welfare	6,047,975	5,492,293
Payables related to acquisitions	20,326,014	4,920,493
Withholding individual PRC income tax	1,115,360	1,155,464
Accrual for litigation (see Note 17)	5,500,000	—
Payables related to share repurchase	—	2,996,074
Others	2,519,550	5,542,718

Total	$101,870,170	$121,763,522

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
12. Other operating (income) expenses, net
     Other operating (income) expenses, net consists the following:

	For the years ended December 31,
	2008	2009	2010
Loss on disposal of subsidiaries	$192,529,635	$7,411,454	$1,544,922
Government subsidy income	(13,542,415)	(11,122,063)	(14,706,120)
Loss on disposal of equipment	2,302,294	—	248,785
Impairment of other long lived assets	—	14,714,157	—
Penalty for termination of contract	—	1,872,155	—
Other income	(5,307,652)	(5,199,764)	(1,771,691)
Other expenses	7,131,445	5,435,104	540,159

Total	$183,113,307	$13,111,043	$(14,143,945)

13. Share-based Compensation
Share-based Compensation Plans for the Group
     In October 2006, the Group adopted the 2006 Employee Share Option Plan (“2006 Plan”), under which the Group may issue no more than 3.6% of issued ordinary shares for grant of options. In November 2007, the Group’s 2007 Employee Share Option Scheme (“2007 Plan”) was authorized, under which the Group is authorized to grant options or share appreciation rights or restricted shares to purchase up to 5% of the Group’s issued and outstanding ordinary shares from time to time in the three years following the date of enactment of 2007 Plan. In December 2010, the 2010 Employee Share Option Plan (“2010 Plan”) was authorized, under which the Group may issue incentive shares equal to no more than 5% of the issued share capital of the Company, outstanding from time to time, including stock options and restricted shares to Company’s employees, officers, consultants and directors.
     In 2008, options to purchase 26,529,625 ordinary shares were authorized and granted under 2007 Plan, of which 10,138,625 options were granted concurrently with the cancellation of 21,724,685 options granted during the period from October 3, 2007 to July 25, 2008 (“2008 Replacement”). This was accounted for as a modification with no incremental compensation cost as the fair value of the options immediately before modification was higher than the fair value of the modified options.
     On September 22, 2009, as a result of performance evaluations, 1,776,300 of the 2008 Replacement options were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 of the 2008 Replacement options, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.
     On December 28, 2010, restricted shares to obtain 15,000,000 ordinary shares were granted to employees, officers, consultants and directors. These restricted shares will vest over a period of three years.
     Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
December 31, 2010, 11,962,045 options and 38,957,925 restricted shares were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options granted to employees:	2008	2009
Risk-free rate of return	1.59%-3.2%	0.87%
Weighted average expected option life	2.5 to 4 years	2.5 years
Volatility rate	53%-68.88%	88.32%
Dividend yield	0%	0%
     The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The weighted average fair value of share options granted for the years ended December 31, 2008 was $1.85 and the weighted average fair value of restricted shares granted for the year ended December 31, 2009 and 2010 were $2.24 and $4.24, respectively.
     A summary of the share option activities for the year ended December 31, 2010 is as follows:

			Remaining
			weighted
	Weighted	Weighted	average	Aggregate
	Number	average	contract term	intrinsic
	of shares	exercise price	(in years)	value
Options outstanding at January 1, 2010	15,642,620	$4.75
Forfeited	(3,261,095)	$5.28
Exercised	(419,480)	$1.24

Options outstanding at December 31, 2010	11,962,045	$4.33	5.31	$9,440,167
Options exercisable at December 31, 2010	11,962,045	$4.33	5.31	$9,440,167
Options vested or expected to vest at December 31, 2010	11,962,045	$4.33	5.31	$9,440,167
     A summary of the restricted share activities for the year ended December 31, 2010 is as follows:

	Weighted	Weighted
	Number	Average
	of shares	Fair value
Restricted shares unvested at January 1, 2010	36,448,980	$2.24

Granted	15,000,000	$4.24
Vested	(12,491,055)	$2.24
Restricted shares unvested at December 31, 2010	38,957,925	$3.00

     The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $26,151,593, $4,086,489 and $1,283,299, respectively.
     As of December 31, 2010, there was $88,741,294 in total unrecognized compensation expense related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.04 years.
Private equity placement with JJ Media Investment Holding

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
     On September 23, 2009, the Company entered into a definitive agreement for a private equity placement of 75 million of its ordinary shares with JJ Media Investment Holding (“JJ Media”), a British Virgin Island company controlled by Jiang Nan Chun, the Group’s Chief Executive Officer and Chairman, for a purchase price of $1.899 per share, representing the average closing price of the shares during the twenty consecutive trading days preceding the signing of the definitive agreement. On November 18, 2009, the private equity placement was consummated and the Company received gross proceeds of $142,425,500. The shares issued to JJ Media are subject to a six month lock-up and have customary registration rights pursuant to a registration rights agreement entered into between the Company and JJ Media. This transaction resulted in share based compensation expense of $4.0 million, which represents the excess of the fair value of the Company’s shares over the purchase price. The fair value of the Company’s shares reflects the Company’s closing share price on the trading day immediately preceding the signing date of the definitive agreement.
14. Income Taxes
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

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
     On the same date, the State Council also issued the Notice of the State Council concerning Implementation of Transitional Tax Incentives for HNTE newly-established in Special Economic Zones and Shanghai Pudong New Area (“Circular 40”), which provides guidance of the income tax incentives for high tech companies established in the Special Economic Zones and Shanghai Pudong New Area, which enterprise income tax is exempted for the first and second year and levied at half-rate of 25% statutory rate from the third to fifth year.
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
     Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. and Beijing Kong Zhong Hui Ke Technology Co., Ltd., qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoy a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. The Company’s 100% owned subsidiary, Focus Media Information Technology (China) Co., Ltd. was incorporated on August 22, 2008 in Shanghai Pudong New Area, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media Information Technology (China) Co., Ltd. is exempted from EIT for the two years ended December 31, 2010 and 2011 and enjoys a 50% reduction off the statutory rate from 2012 through 2014.
     The Group classifies interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest recorded as of December 31, 2009 and 2010 is immaterial. The Group decreased its liabilities for unrecognized tax benefits by $592,525 and $nil in connection with effective settlement of prior-year tax uncertainties during the years ended December 31, 2009 and 2010, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Balance at January 1, 2008	$8,232,713

Settlements	(3,080,251)
Gross increases-interest accrual	101,926
Transfer to liabilities held for sale	(4,723,905)
Translation adjustment	25,286
Balance at December 31, 2008	$555,769

Transfer from liabilities held for sale	4,723,905
Settlements	(592,525)
Disposition of subsidiaries	(342,250)
Translation adjustment	167,054
Balance at December 31, 2009	$4,511,953

Translation adjustment	140,005

Balance at December 31, 2010	$4,651,958

     According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $15,000 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.
Composition of income tax expense
     All of the Group’s income subject to income tax is generated within the PRC. The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2008	2009	2010
Current income tax expense	$32,133,257	$8,390,910	$21,970,299
Deferred income tax expense (benefit)	(6,855,130)	5,389,155	365,280

	$25,278,127	$13,780,065	$22,335,579

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
     A reconciliation of the differences between statutory tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010
Statutory rate	25.00%	25.00%	25.00%
Effect of different tax rate of group entities operation in other jurisdiction	(3.17%)	(16.73%)	10.90%
Effect of different tax rate applicable to the subsidiaries and VIEs	0.96%	4.49%	(4.75%)
Effect of tax holiday	3.30%	3.46%	(13.22%)
Effect of non-deductible expenses	(33.38%)	(36.07%)	11.04%
Change in valuation allowance	1.47%	2.82%	(11.18%)
Additional tax paid due to conclusion of tax audit	(0.51%)	—	—
Others	0.65%	0.70%	—

Effective tax rate	(5.68%)	(16.33%)	17.79%

     The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	December 31,
	2008	2009	2010
Tax holiday effect	$16,460,124	$3,142,974	$16,593,568
Net income from continuing operations per share effect — basic	$0.03	$0.01	$0.02
Net income from continuing operations per share effect — diluted	$0.03	$0.01	$0.02
     The principal components of the Group’s deferred income tax assets and liabilities, excluding assets held-for-sale are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss carry forwards	$11,710,958	$4,677,149
Accrued expenses temporarily non-deductible	6,181,962	14,078,803
Bad debt provision	2,220,947	3,297,574
Difference in fixed assets basis	11,056,535	8,379,571
Others	1,152,928	4,915,559

Total Deferred Tax Assets	32,323,330	35,348,656
Valuation allowance on deferred tax assets	(18,278,239)	(5,183,171)

Net deferred tax assets	$14,045,091	$30,165,485

Classified as:
Current deferred tax assets	3,651,221	22,979,021
Non-current deferred tax assets	10,393,870	7,186,464

Deferred tax liabilities:
Difference in intangible asset basis	2,839,571	1,361,645
Unbilled revenue	10,881,604	20,651,695
Interest or subsidy income receivables	2,583,580	8,666,757
Others	1,207,705	2,945,307

Total deferred tax liabilities	$17,512,460	$33,625,404

Classified as:
Current deferred tax liabilities	12,077,282	23,627,893
Non-current deferred tax liabilities	5,435,178	9,997,511

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
     As of December 31, 2010, the Group had net operating loss carry forwards of $18,722,908 that can be used against future taxable income. The net operating loss carry forwards will expire if unused in the years ending December 31, 2011 through 2015. The Group operates through multiple subsidiaries and the valuation allowance is considered on an individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
     The valuation allowance in 2010 has been decreased compared with that of 2009 as the Group has generated taxable income to utilize certain deferred tax assets for the year ended December 31, 2010 and expects to utilize them in the coming years.
     Undistributed earnings of the Group’s PRC subsidiaries and PRC affiliates of approximately $650 million at December 31, 2010 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of post-January 1, 2008 earnings, in the form of dividends or otherwise in the future, the Group would be subject to the then applicable PRC tax laws and regulations.
15. Net Income (loss) per Share
     The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Years ended December 31,
	2008	2009	2010
Income (numerator):
Net income (loss) from continuing operations	$(470,167,005)	$(98,120,236)	$103,186,528

Net income (loss) from discontinued operations	(300,670,962)	(111,612,420)	83,077,575

Income attributable to Focus Media Holding Limited Shareholders	$(770,687,526)	$(213,257,044)	$184,273,477

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	643,989,522	651,654,345	707,846,570
Plus incremental weighted average ordinary shares from assumed conversions of stock options and restricted shares using treasury stock method	—	—	23,811,695

Weighted average ordinary shares outstanding used in computing diluted income per share	643,989,522	651,654,345	731,658,265

Income (loss) per share from continuing operations — basic	$(0.73)	$(0.15)	$0.15

Income (loss) per share from continuing operations — diluted	$(0.73)	$(0.15)	$0.14

Income (loss) per share from discontinued operations — basic	$(0.47)	$(0.17)	$0.12

Income (loss) per share from discontinued operations — diluted	$(0.47)	$(0.17)	$0.11

Net income per share — basic	$(1.20)	$(0.33)	$0.26

Net income per share — diluted	$(1.20)	$(0.33)	$0.25

     For the years ended December 31, 2008, 2009 and 2010 the Group had 32,840,540, 15,642,620 and 7,036,260 share options and nil, 36,448,980 and 13,620,000 restricted shares outstanding, respectively, which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the years presented, as their effects would have been anti-dilutive.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
16. Mainland China Contribution Plan and Profit Appropriation
     Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $8,479,072, $8,873,914 and $8,298,074 for the years ended December 31, 2008, 2009 and 2010, respectively, including $2,154,085, $2,681,155, and $1,103,397 from discontinued operations.
     Pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries and PRC affiliates must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The Group’s subsidiaries and affiliates have allocated annual after-tax profits to each of their respective funds in compliance with these laws and regulations. For the years ended December 31, 2008, 2009 and 2010, the Group made total appropriations of $4,665,681, $10,765,735 and $21,211,346, respectively.
     As a result of these PRC laws and regulations, as of December 31, 2010, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $179,468,628 of their net assets to Focus Media Holding in the form of dividends, loans or advances.
17. Commitments and Contingencies
{a}Leases commitments
     The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens, poster frames and outdoor billboards in various locations, as well as advertisement time slots on movie screens prior to movie screening, where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for the years ending December 31, 2008, 2009 and 2010 were $153,755,774, $117,914,221 and $134,658,367, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ended
December 31,
2011	$95,118,120
2012	37,208,700
2013	7,675,497
2014	2,831,227
2015 and thereafter	431,061

Total	$143,264,605

{b} Legal proceedings
     The Group is a defendant in ongoing lawsuits as described below:
1)	On November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Group and the underwriters of the Group’s offering filed in November 2007.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
2)	On December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Group, certain of the Group’s officers and directors, and the underwriters of the Group’s offering filed in November 2007.
     Both complaints allege that the Group’s registration statement on Form F-1 on November 1, 2007 as amended, and the related prospectus contained inaccurate statements of material fact. The Group has meritorious defenses to the claims alleged and intends to defend against these lawsuits vigorously. On March 29, 2010, the court issued an opinion granting the Group’s motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting our motion to dismiss. The Group intends to continue to defend against these lawsuits vigorously as the Group believes they have meritorious defenses to the alleged claims.
     On February 11, 2008, Ying Ping, a PRC citizen, filed an arbitration application in Beijing with China International Economic and Trade Arbitration Commission (“CIETAC”) against the Group, requesting the Group, (i) to continue to perform a Share Purchase Agreement, dated as of March 20, 2008, between Ying Ping and the Company; (ii) to pay an overdue share purchase price in the amount of $15.6 million and accrued interests thereof; and (iii) to bear their legal counsel fee in the amount of $0.3 million and other relevant arbitration costs. The CIETAC accepted Ying Ping’s application for arbitration on February 24, 2009. On March 10, 2010, the arbitration was settled. As a result, the Group agreed to pay $5.5 million to settle all claims.
18. Segment Information
     The Group is mainly engaged in selling advertising time slots on its network of flat-panel television advertising displays located in high traffic areas such as commercial locations and in-store network. The Group is also engaged in providing advertising services on poster frames, on screens in movie theatres and on traditional outdoor billboards.
     The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making decisions, allocating resources and assessing the performance. The Group has determined that it has four reporting segments, which are LCD display network, in-store network, poster frame network, movie theater and traditional outdoor billboards. These segments all derive their revenues from the sale of advertising services. Prior to the disposition of Allyes as described in Note 1, the Group had five reporting segments, including internet advertising, which was reclassified to discontinued operations for all periods presented. Accordingly, the Group has retroactively amended its segment disclosure for 2008 and 2009.
     The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment. The following table presents selected financial information relating to the Group’s segments:

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
2010:

				Movie theater
				and
			Poster	traditional
			frame	outdoor
	LCD	In-store	network	billboards	Eliminations	Total
Net revenue — external	$297,641,916	$37,777,154	$121,893,079	$59,002,548	$—	$516,314,697
Net revenue — intersegment	6,521,946	2,583,932	9,534,713	4,590,394	(23,230,985)	—

Total net revenues	304,163,862	40,361,086	131,427,792	63,592,942	(23,230,985)	516,314,697

Total cost of revenue	83,244,151	23,432,008	88,328,571	49,916,289	(23,230,985)	221,690,034

Gross profit	$220,919,711	$16,929,078	$43,099,221	$13,676,653	$—	$294,624,663

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
2009:

				Movie theater
				and
			Poster	traditional
			frame	outdoor
	LCD	In-store	network	billboards	Eliminations	Total
Net revenue — external	$208,799,072	$30,346,185	$98,962,486	$59,056,779	$—	$397,164,522

Net revenue — intersegment	26,383,298	3,523,819	994,136	1,056,743	(31,957,996)	—

Total net revenues	235,182,370	33,870,004	99,956,622	60,113,522	(31,957,996)	397,164,522

Total cost of revenue	99,191,242	24,169,858	102,728,558	46,941,541	(31,957,996)	241,073,203

Gross profit	$135,991,128	$9,700,146	$(2,771,936)	$13,171,981	$—	$156,091,319

2008:

				Movie theater
				and
			Poster	traditional
			frame	outdoor
	LCD	In-store	network	billboards	Eliminations	Total
Net revenue — external	$244,539,461	$60,719,416	$146,750,583	$77,177,914	$—	$529,187,374

Net revenue — intersegment	78,267,843	—	2,812,586	—	(81,080,429)	—

Total net revenues	322,807,304	60,719,416	149,563,169	77,177,914	(81,080,429)	529,187,374

Total cost of revenue	139,315,984	61,833,679	80,804,333	58,169,933	(81,080,429)	259,043,500

Gross profit	$183,491,320	$(1,114,263)	$68,758,836	$19,007,981	$—	$270,143,874

Major Customers
     As of and for the years ended December 31, 2008, 2009 and 2010, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.
Major Service lines
     The Group derives revenues from the following major service lines:

	For the years ended December 31
	2008		2009		2010
		% of total		% of total		% of total
	$	revenue	$	revenue	$	revenue
		(in thousand of U.S. dollars, except percentages)
Net revenue
LCD display network	$240,917,581	45.5%	$208,498,537	52.5%	$297,402,503	57.6%
In-store network	60,719,416	11.5%	30,346,185	7.6%	37,777,154	7.3%
Poster frame network	146,750,583	27.7%	98,962,486	24.9%	121,893,079	23.6%
Movie theater & Traditional outdoor billboards	77,177,914	14.6%	59,056,779	14.9%	59,002,548	11.4%

Advertising service revenue	525,565,494	99.3%	396,863,987	99.9%	516,075,284	99.9%
Equipment revenue	1,760,697	0.3%	300,535	0.1%	239,413	0.1%
Franchise revenue	1,861,183	0.4%	—	—	—	—

Total net revenue	$529,187,374	100.0%	$397,164,522	100.0%	$516,314,697	100.0%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)
19. Related Party Transactions
     Details of advertising service revenue from related parties for the years ended December 31, 2008, 2009 and 2010 for the Group is as follows:

		Year ended December 31,
Name of related parties	Director interested	2008	2009	2010
Shanghai Everease Advertising &	Jason Nanchun Jiang	$(132,116)	$—	$—
Communication Ltd.
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	—	277,749	—
Sina.com	Charles Cao	1,637,297	548,988	1,034,741
Sohu.com	Daqing Qi	2,002,839	438,536	738,947
China Vanke Co., Ltd.	Daqing Qi	909,775	459,376	465,998
Home-Inn	Neil Nanpeng Shen	256,690	89,076	—
Ctrip.com	Neil Nanpeng Shen	69,863	486,263	79,601
51.com	Neil Nanpeng Shen	718	—	22,993
Qihoo.com	Neil Nanpeng Shen	48,385	38,008	17,461
UUSEE	Neil Nanpeng Shen	78,572	—	—
Aikong.com	Jason Nanchun Jiang	56,190	—	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	4,153,948	368,242	385,720
Beijing Huayi Brothers	Jason Nanchun Jiang	43,561	—	—
StormNet Information Technology	David Zhang	—	—	2,569
Tea Care Group Ltd.	Fuming Zhuo	—	292,606	697,071
Yadu Huang Ke Technology Co., Ltd.	Fuming Zhuo	87,638	—	—
Focus Technology Co., Ltd.	Fuming Zhuo	—	43,200	—

Total		$9,213,360	$3,042,044	$3,445,101

     Details of advertising space leasing costs charged, net of rebates, to the Group by related parties for the years ended December 31, 2008, 2009 and 2010 were as follows:

		Year ended December 31,
Name of related parties	Director interested	2008	2009	2010
Sina.com	Charles Cao	$50,294,367	$28,635,023	$11,655,724
Sohu.com	Daqing Qi	39,061,219	17,208,874	8,047,723
Bona Film Group Ltd.	Daqing Qi	—	—	359,287
Ctrip.com	Neil Nanpeng Shen	343,546	146,356	130,251
51.com	Neil Nanpeng Shen	887,603	195,376	7,968
Qihoo.com	Neil Nanpeng Shen	847,021	109,564	—
UUSEE	Neil Nanpeng Shen	306,899	—	—
StormNet Information Technology	David Zhang	—	21,928	27,266

Total		$91,740,655	$46,317,121	$20,228,219

     Details of amounts due from related parties as of December 31, 2009 and 2010 are as follows:

			December 31
Name of related parties	Note	Director interested	2009	2010
Sina.com	(a)	Charles Cao	570,113	89,897
Sohu.com	(a)	Daqing Qi	2,685,730	—
Bona Film Group Ltd.	(a)	Daqing Qi	—	21,139
Ctrip.com	(a)	Neil Nanpeng Shen	(293)	—
Tea Care Group Ltd.	(a)	Fuming Zhuo	21,475	345,297
China Vanke Co., Ltd.	(a)	Daqing Qi	7,379	13,041

Total			$3,284,404	$469,374

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars except share data and unless otherwise stated)

Note (a) — These amounts represent trade receivables for advertising services provided or advances paid for advertising space leased.
     Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

			December 31,
Name of related parties	Note	Director interested	2009	2010
Sina.com	(b)	Charles Cao	$2,126,612	$1,811,950
China Vanke Co., Ltd.	(b)	Daqing Qi	—	28,689
51.com	(b)	Neil Nanpeng Shen	32,871	—
StormNet Information Technology	(b)	David Zhang	54,376	—
Qihoo.com	(b)	Neil Nanpeng Shen	158	—
Arcom	(b)	David Zhang	—	7,550
Ctrip.com	(b)	Neil Nanpeng Shen	16,877	—

Total			$2,230,894	$1,848,189

Note (b) — The amounts represent trade payables for advertising services purchased or advances received for advertising services sold.
Other related party transactions
     Jimmy Yu resigned his directorship in September 2009. For the year ended December 31, 2008 and the nine months ended September 30, 2009, office rentals paid to Multimedia Park Venture Capital, of which Mr. Yu was the CEO, amounted to $870,718 and $612,817, respectively.
     As described in Note 12, on November 18, 2009, the Company issued $75 million ordinary shares to Jason Nanchun Jiang for proceeds of $142,425,000.
20. Subsequent Events
{a} Investment in VisionChina Media Inc. (“VisionChina Media”)
     On January 13, 2011, the Company purchased 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“VisionChina Media”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems. at a price of US$3.979 per share, equivalent to US$3.979 per ADS, for total consideration of approximately US$61.0 million.
     JJ Media and Front Lead Investments Limited (“Front Lead”), an entity beneficially owned by Limin Li, the chief executive officer and largest shareholder of VisionChina Media (together the “Investors”) each also acquired 1,022,087 newly issued common shares of VisionChina Media at the price of US$3.979 per share, equivalent to US$3.979 per ADS, each for a consideration of approximately US$4.0 million.
     The Company accounts for the investment in VisionChina Media using equity method.
{b} Partial disposal of equity interest in Shanghai Hua Guang Chuanzhi OOH Ltd (“OOH”)
     On March 7, 2011, the Company entered into agreements to dispose of 30% equity interest in OOH, the Company’s outdoor billboard subsidiary, to GBL III Limited, an entity controlled by Goldman Sachs, and 19% equity interest to entities controlled by certain employees, directors and management members of the Company, for considerations of $21 million and $13.3 million, respectively. Upon the completion of the transactions, the Company will hold a 51% indirect equity interest in OOH.