Form 20-F/A
period 2010-12-31
Focus Media Holding LTD
filed 2011-07-11
CIK 1330017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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

Title of Class)
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
     Yes ☐     No ☐

EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
     We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which we filed with the Securities and Exchange Commission on June 20, 2011, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.
     No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the June 20, 2011 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

Focus Media Holding Limited
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman and Chief Executive Officer

Date: July 11, 2011

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.