Form 20-F/A
period 2010-12-31
Focus Media Holding LTD
filed 2012-01-20
CIK 1330017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes  ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

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

Yes  ☒     No  ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

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

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT

MAY NOT BE REALIZED

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand our advertising network into new cities and regions in China

•	the growth of our LCD display network, poster frame network, in-store network, movie theater and traditional outdoor billboards;

•	our plan to identify and create additional advertising platforms that target specific consumer demographics, which could allow us to increase our advertising revenue;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended, and Form F-3 as amended; and

•	those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

	For the years ended December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues:(1)
LCD displays	$141,472	$183,528	$240,918	$208,499	$297,403
In-store	26,907	27,444	60,719	30,346	37,777
Poster frame	40,904	85,472	146,751	98,962	121,893
Movie theatre and traditional outdoor billboard	690	37,305	77,178	59,057	59,003
Other(2)	1,932	1,115	3,622	300	239

Total net revenues	211,905	334,864	529,188	397,164	516,315

Cost of revenues:
LCD displays	48,128	51,850	78,728	76,128	67,374
In-store	18,106	23,502	61,834	24,170	23,432
Poster frame	13,621	28,086	59,815	95,401	84,487
Movie theatre and traditional outdoor billboard	760	28,496	56,944	45,085	46,258
Other(2)	765	798	1,723	290	139

Total cost of revenues	81,380	132,732	259,044	241,074	221,690

Gross profit	130,525	202,132	270,144	156,090	294,625
Operating expenses:
General and administrative	25,723	42,452	79,162	88,833	79,760
Selling and marketing	25,762	53,523	82,258	79,787	103,722
Impairment loss	—	—	377,629	63,646	5,736
Other operating expenses (income), net	(1,051)	(7,615)	183,113	13,111	(14,144)

Total operating expenses	50,434	88,360	722,162	245,377	175,074
Income (loss) from operations	80,091	113,772	(452,018)	(89,287)	119,551
Investment loss	—	—	—	—	1,288
Interest income	4,255	9,239	7,130	4,946	7,260
Interest expense	—	(17)	—	—	—

Income (loss) from continuing operations before income taxes	84,346	122,994	(444,888)	(84,341)	125,523
Income taxes	1,044	5,912	25,278	13,780	22,336

Net income (loss) from continuing operations	83,302	117,082	(470,166)	(98,121)	103,187
Net income (loss) from discontinued operations, net of tax	—	28,048	(300,672)	(111,612)	83,078

Net income (loss)	83,302	145,130	(770,838)	(209,733)	186,265
Less: Net income (loss) attributable to noncontrolling interests	105	694	(150)	3,524	1,991

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$83,197	$144,436	$(770,688)	$(213,257)	$184,274

Income (loss) per share from continuing operations — basic	$0.16	$0.20	$(0.73)	$(0.15)	$0.15

Income (loss) per share from continuing operations — diluted	$0.16	$0.19	$(0.73)	$(0.15)	$0.14

Income (loss) per share from discontinued operations — basic	$0.00	$0.05	$(0.47)	$(0.17)	$0.12

Income (loss) per share from discontinued operations — diluted	$0.00	$0.05	$(0.47)	$(0.17)	$0.11

Income (loss) per share — basic	$0.16	$0.24	$(1.20)	$(0.33)	$0.26

Income (loss) per share — diluted	$0.16	$0.24	$(1.20)	$(0.33)	$0.25

Shares used in calculating basic income (loss) per share	505,411,079	590,387,396	643,989,522	651,654,345	707,846,570

Shares used in calculating diluted income (loss) per share	521,536,381	608,326,450	643,989,522	651,654,345	731,658,265

	As of December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$164,611	$450,416	$142,434	$568,159	$454,476
Other current assets(3)	78,712	431,043	665,137	269,279	397,885
Non-current assets	862,919	1,258,079	724,723	556,005	531,799
Total assets	1,106,242	2,139,538	1,532,294	1,393,443	1,384,160
Total current liabilities	51,837	276,287	318,864	197,056	172,719
Total non-current liabilities	3,303	6,394	13,540	5,435	9,998
Total liabilities	55,140	282,681	332,404	202,491	182,717
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2006, 2007, 2008, 2009 and 2010; 534,896,873, 640,230,852, 646,081,710, 725,278,005 and 677,934,610 shares issued and outstanding in 2006, 2007, 2008, 2009 and 2010, respectively)	27	32	32	36	34
Other equity	1,050,717	1,854,912	1,197,752	1,189,088	1,200,445
Total Focus Media Holdings Limited shareholders’ equity	1,050,744	1,854,944	1,197,784	1,189,124	1,200,479
Noncontrolling interests	358	1,913	2,106	1,828	964
Total equity	1,051,102	1,856,857	1,199,890	1,190,952	1,201,443

Selected Operating Data:(4)
Number of displays in our commercial location network:
Our direct cities	80,263	107,533	122,597	125,595	157,916
Our regional distributors(5)	5,197	4,765	5,436	5,411	6,659
Total	85,460	112,298	128,033	131,006	164,575
Number of displays in our in-store network(6)	38,742	49,452	42,824	44,517	48,179
Number of stores in our in-store network(6)	3,898	4,063	3,275	3,097	2,858
Number of installed frames in our poster frame network(7)	99,784	190,468	324,364	261,076	335,822

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $14.4 million, $20.3 million, $24.7 million, $20.6 million and $31.0 million in 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our in-store network amounted to $2.8 million, $2.8 million, $6.3 million, $3.2 million and $4.0 million for 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our poster frame network amounted to $4.0 million, $7.9 million, $13.9 million, $9.6 million and $12.2 million, for 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $2.8 million, $1.5 million and $2.8 million for 2008, 2009 and 2010, respectively. Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue. Commencing from January 1, 2011, the maximum cultural industries tax levied was reduced from 4% to 3%.
(2)	Other revenue and cost is related to sale of advertising equipment to business partners and is combined in revenue and cost of LCD displays network in Note 18, “Segment Information”, to consolidated financial statements under Item 18.
(3)	Other current assets equal to total current assets less cash and cash equivalents.
(4)	Operating data presented includes operating data for discontinued operations except as noted below.
(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.
(6)	Operating data for our in-store network does not include data from CGEN’s business and operations.
(7)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.

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

Due to uncertainties in the implementation of PRC laws and regulations, we may be put at risk from failures to comply with all such laws. See “— We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” relating to the failure to register the equity pledges, “— PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition” relating to Jason Nanchun Jiang’s failure to complete subsequent registrations with the SAFE, and “Our PRC operating subsidiaries and operating affiliates may have engaged in business activities without the necessary registration with local authorities. This could subject us to fines or other penalties, which could negatively impact our revenues or interfere with our ability to operate our business” relating to the failure of some of our indirect operating subsidiaries or our operating affiliates to register with the relevant local branch of SAIC for their expansion of business or for their branch offices in each of the cities where we operate.

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

Substantially all of our operations are or will be conducted through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. Generally we do not currently directly operate an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in advertising industry. Thus, our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE, operating subsidiaries, are ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. However, current PRC regulations do not restrict domestic companies controlled by WFOEs through contractual arrangements from operating advertising businesses. As such, our advertising businesses are initially provided, and most businesses we acquired from third parties are provided, through contractual arrangements between our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates. Nevertheless, PRC governmental authorities may in the future deem that such business operations by domestic companies controlled by WFOEs evade the qualifications requirements on foreign investment in the advertising industry, and thus, restrict our business operations.

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

For the year ended December 31, 2010, approximately 96% and 4% of our net revenue was generated by our indirect PRC operating subsidiaries and our PRC operating affiliates through contractual arrangements, respectively. All of the revenues generated by our PRC operating affiliates are generally available to us to use in expanding our business in China. Although we have been converting some of the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate a portion of our advertising business for the foreseeable future, given the time and financial costs required for converting these PRC operating affiliates into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries.

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

We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.

We have in the past used contractual arrangements with our PRC operating affiliates and their respective shareholders to operate a portion of our advertising business. We have transferred the majority of our operations to our subsidiaries since 2009. For a description of these contractual arrangements, see the sections titled “Organizational Structure” “Business Overview — Recent Developments” in Item 4. “Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions”.

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

Jason, Nanchun Jiang, who is a major beneficial owner of our company and a PRC resident under these SAFE regulations, has completed initial registration with SAFE. Due to frequent acquisitions and dispositions by the Company of its businesses which trigger the requirement on the subsequent registrations and filings with SAFE in accordance with these regulations, the complexity in registration requirements and time required for such registration and filing procedures, it is difficult to complete all the subsequent registrations and filings in a timely manner. As a result, Jason Nanchun Jiang has in the past failed and may fail in the future, to make subsequent registrations and filings for some of subsequent investments and other material changes in the offshore company in accordance with these regulations.

One primary legal consequence of failure to make SAFE registration is the restriction by SAFE on the remittance of funds between onshore PRC entities to offshore non-PRC entities. Such activities are most commonly conducted by direct subsidiaries of offshore non-PRC entities. Indirect subsidiaries that are owned by other PRC entities are not likely to engage in such fund transfers, and accordingly SAFE registration is not always carried out by indirect PRC subsidiaries that will not engage in fund remittances involving offshore non-PRC entities. In the past five years, we have made acquisitions of approximately 60 legal entities, including the conversion of some of our former PRC operating affiliates to indirect PRC operating subsidiaries, which may require registration or filing with the local SAFE. Among these acquisitions, 12 have been registered or filed with the local authority of SAFE, and most of the significant acquisitions with transaction values over US$50 million have been registered or filed. As most of the acquired legal entities that have not completed SAFE registration became indirect PRC operating subsidiaries directly owned by our other PRC operating subsidiaries, they will only distribute dividends directly to PRC entities. While it is difficult to predict if SAFE will strengthen the enforcement of its regulations in the future to include dividend distributions from PRC entities to PRC entities who are ultimately owned by offshore holding companies, we believe that onshore dividend distributions are unlikely to be subject to SAFE’s scrutiny and, therefore, penalties from SAFE.

Five of our active WFOE operation subsidiaries are directly owned by overseas parent companies and may distribute dividends to them from time to time. Three of these five active WFOE operating subsidiaries have already been registered or filed with the local authority of SAFE. We also intend to register or file Focus Media (China) Information Technology Co., Ltd. and Chizhong Information Technology (Shanghai) Co., Ltd. with the local authority of SAFE in the future to comply with SAFE regulations and facilitate dividend distributions from the active WFOE operation subsidiaries to their respective offshore parent companies.

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

We may have to defend against an appeal by the plaintiffs in lawsuits as described in Item 8 of this annual report, “Financial Information — Consolidated statements and other financial information — Legal Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the plaintiff’s appeal of the judgment in these lawsuits could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

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

Our failure to maintain existing relationships or obtain new relationships that allow us to place our LCD flat-panel displays, advertising poster frames and outdoor traditional and LED digital billboards in desirable locations would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of LCD flat-panel displays, advertising poster frames (including digital poster frames), and large outdoor traditional and LED digital billboards, in desirable locations throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable traditional and LED digital billboard locations for our outdoor traditional and LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and billboards. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from one to five years, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of traditional and LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.

Under some of our display placement agreements in Guangzhou, Shenzhen, Dalian and Chongqing, the property manager has the right to terminate the agreement if landlords or tenants in the building lodge complaints about our flat-panel displays. In addition, some of our display placement agreements in other cities allow the property manager to terminate the agreement if we fail to keep each flat-panel display operational for a minimum amount of time each year. If these tenants complain about our displays, or if the property manager claims we have failed to keep the flat-panel displays operational for the stipulated number of days each year, we may be required to remove our panels from these locations.

In accordance with PRC real estate laws and regulations, prior consent of landlords and property managers is required for any commercial use of the public areas or facilities of residential properties. With regard to our network of advertising poster frames and some of our flat-panel displays placed in the elevators and public areas of residential complexes, we have entered into frame or display placement agreements with property managers and landlords. For those frame or display placement agreements entered into with property managers, we intend to obtain or urge property managers to obtain consents from landlords. However, if landlords object to our placing advertising poster frames or flat-panel displays in lobbies, elevators and other public areas, we may be required to remove our advertising poster frames or LCD displays and may be subject to fines. We may not be able to successfully expand our LCD display network, poster frame networks and in-store networks into new regions or diversify our network into new advertising networks or media platforms, which could harm or reverse our growth potential and our ability to increase our revenues.

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

In addition, the fees we can charge advertisers for frame space on our poster frame network depends on the quality of the locations in which we place advertising poster frames, demand by advertisers for frame space and the quality of our service. If we are unable to continue to secure the most desirable locations for deployment of our advertising poster frames, we may be unable to attract advertisers to purchase frame space on our poster frame network.

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

The market for advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We also upgraded portions of our poster frame network with digital poster LCD displays. Our movie theater network provides advertising time prior to movie screenings by leasing screen time. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. In addition, the local authorities may issue temporary restriction or prohibition on outdoor advertising at the regional level in light of public events of large scale held locally. For example, the Shanghai local government issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and restrictive rules for applying for outdoor advertising for the period of preparation and hosting of World EXPO 2010, which ended on October 31, 2010. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

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

As an advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our LCD display network each of them operates. In general, the advertisements shown on our advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our LCD display networks. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our out-of-home digital advertising networks, poster frame network, movie theater or outdoor traditional or LED billboard network are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.

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

In addition, policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

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

There are no existing PRC laws or regulations that specifically define or regulate out-of-home digital media. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising, our business licenses or otherwise affecting our business in China may materially and adversely affect our business prospects and results of operations. An example of regulatory changes that affected our business was the introduction of “anti-spam” rules governing the sending of SMS messages without a user’s consent. These changes in rules governing wireless services contributed to a market environment that eventually contributed to our decision to terminate our mobile handset advertising network in April and December 2008. Further, in 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, regarding the operation of boat-based advertising platform on the Huangpu River, we suspended operation of the LED billboard aboard a boat we had purchased as an advertising platform on the Huangpu River. Accordingly, we recorded an aggregate impairment loss of $12.7 million for the year ended December 31, 2009, consisting of a $3.2 million impairment of acquired intangible assets and a $9.5 million impairment of the boat and LED equipment, as, following renovations and outfitting of the boat for non-passenger and non-cargo services and an eight-month solicitation effort to use the boat for advertising purposes in other markets, we were unable to find a suitable alternative market where the boat could be put to active use.

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

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes

From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries. Cases of swine flu were reported in Hong Kong and mainland China. A new outbreak of SARS or an outbreak of avian or swine flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our out-of-home digital and poster frame advertising services. Any recurrence of the SARS outbreak, an outbreak of avian or swine flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our LCD display and poster frame networks to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations. In addition, losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Focus Media Holding Limited. Our principal executive offices are located at Unit No. 1 on the 20th Floor of The Centrium, 60 Wyndham Street, Central, Hong Kong, and our telephone number is +852-3752-8009. Our Internet website address is www.focusmedia.cn. Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home digital advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.

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

In February 2006, we acquired Target Media, which operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies, elevators and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Since the completion of the acquisition of Target Media, the legal entities of Target Media and its affiliates and subsidiaries have been dissolved and their operations have been integrated with our operations.

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

On September 13, 2010, Jason Nanchun Jiang, through JJ Media Investment Holding Limited, sold 8,100,000 of our ADSs at a price of $18.90 per ADS.

On December 30, 2010, we signed an agreement to purchase, and on January 13, 2011, we paid approximately $61.0 million for, 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“VisionChina Media”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems. The purchase price was calculated as the greater of (1) the average closing price of VisionChina ADSs in the 20 trading days preceding the purchase plus $0.10 per share and (2) the closing price of VisionChina ADSs on the date immediately preceding the purchase plus $0.05 per share, which resulted in a per-share purchase price of $3.979.

On June 22, 2011, we announced an increase in the size of our share repurchase program to US$450 million and to extend the termination date of the repurchase plan to December 31, 2013. On October 3, 2011, we announced our intention to increase the size of the share repurchase program from US$450 million to US$650 million while keeping the termination date of the repurchase plan at December 31, 2013. As of December 31, 2011, approximately $190 million remained available for the repurchase program.

For a description of our principal capital expenditures and divestitures, see “Acquisitions” and “Capital Expenditure” in “Item 5. Operating and Financial Review and Prospects — Acquisitions” and “— B. Liquidity and Capital Resources — Capital Expenditures”.

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

We are now China’s leading multi-platform digital media company, operating the largest LCD display network in China using audiovisual digital displays in commercial and residential locations, based on the number of locations and number of LCD flat-panel digital displays in our network, the largest poster frame network, based on the number of locations and number of poster frames and digital poster frames in our network, and the largest LCD display network in China using audiovisual digital displays in supermarkets and hypermarkets.

The following is a summary description of the networks we operate:

•

our LCD display network, which refers to our network of flat-panel digital displays placed in high-traffic areas of commercial, residential and public buildings, such as malls, hotels and the lobbies of apartment buildings, marketed to advertisers as a network or as four separate channels targeting different types of consumers — our premier A1 and A2 office building channels, travel, and outdoor LED billboard network channels;

•

our poster frame network, which refers to our network of traditional and digital advertising poster frames placed mainly in the elevators and public areas of commercial or residential buildings which we market under the brand name Framedia;

•

our in-store network, which refers to our network of flat-panel digital displays placed in specific product areas inside stores with high-traffic concentrations such as selected consumer product sections, the main aisles and check-out lines in large-scale chain retail stores, or hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our movie theater advertising network, which refers to our right to sell advertising time on movie screens for several minutes prior to movie screenings at movie theaters in China; and

•

traditional outdoor billboards, which refers to a traditional advertising business of large outdoor billboards. This portion of our network is operated by Hua Kuang Advertising Company Limited (“Hua Kuang”), Shanghai Hua Guang Chuanzhi OOH Ltd. and other PRC subsidiaries under Hua Kuang (collectively referred to as “OOH”). The OOH business consists of advertising services focused on giving advertisers access to traditional outdoor billboards. OOH owns or leases the billboards from landlords, and provides such billboards to the advertisers who want to put advertisements in such spaces. As we have historically been primarily a digital outdoor advertising company that places advertising assets in innovative locations, such as office lobbies and elevator banks, that target specific demographics and a company that directly owns (not leases) its outdoor media assets, the business of OOH is not considered a part of our core business.

Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2010, we operated our LCD display network directly in over 66 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2010, we covered approximately 34 additional cities through contractual arrangements with regional distributors. Between January 1, 2010 and December 31, 2010, the number of displays in our LCD display network increased from 131,006 to 164,575. In the first quarter of 2009, we suspended operation of a significant portion of the approximately 200 outdoor LED billboards we had operated in Shanghai due to new government regulations governing the use of curbside billboards. We also suspended operation of the LED billboard aboard a boat we had purchased as an advertising platform on the Huangpu River due to new government regulations that prohibited boat advertising. As of December 31, 2010, through our subsidiary OOH, we directly operated approximately 249 traditional billboards and leased an additional approximately 538 such billboards in prime commercial and shopping areas and along national and provincial highways and leased screentime in approximately 260 movie theaters (consisting 1,553 screens) in cities across China and Hong Kong SAR. In addition, as of the same date, the installed base of our hypermarkets network was 1,455 stores. Our in-store network also covered 229 supermarkets and 1,174 convenience stores as of December 31, 2010. The number of displays installed in our in-store network was 48,179 as of December 31, 2010. The total number of non-digital frames available for sale on our poster frame network was 300,012 as of December 31, 2010, as well as 35,810 digital frames as of the same date, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
LCD display network:
Number of displays:(1)
Our direct cities	125,796	128,089	125,467	125,595	126,289	137,701	144,392	157,916
Our regional distributors(2)	5,423	5,425	5,423	5,411	6,196	5,234	5,521	6,659

Total	131,219	133,514	130,890	131,006	132,485	142,305	149,913	164,575

In-store network:(3)
Number of displays in our in-store network	42,340	44,783	45,195	44,517	40,848	45,686	45,613	48,179

Number of stores in our in-store network	3,171	3,209	3,265	3,097	2,772	2,845	2,587	2,858

Poster frame network:
Number of frames installed in our poster frame network(4)	327,969	284,988	262,301	261,076	270,759	274,524	312,487	335,822

(1)	Includes LCD screens, LCD 2.0 digital picture screens and LCD 1.0 picture frame devices that carry the Focus Media logo.

(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate
(3)	In the first quarter of 2010, the decline in number of displays and stores of our in-store network was due to the termination of rental contracts with two major chain stores but one of them was subsequently renewed in the second quarter of 2010 at a lower price.
(4)	Includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames that carry the Framedia logo.

As of September 30, 2011, our LCD display network was comprised of 178,382 display devices, consisting of 116,026 LCD screens, 32,478 LCD 2.0 digital picture screens and 29,878 LCD 1.0 picture frame devices, and our poster frame network was comprised of 426,015 poster frames, consisting of 34,711 digital poster frames and 391,304 traditional picture frames.

LCD display network

The majority of views on our LCD display network occur in heavy-traffic areas of commercial office buildings. According to a report issued by CTR, a Chinese market research firm, in 2011, approximately 70% of people who viewed Focus Media’s LCD screens did so in high-traffic office buildings. As of September 30, 2011, approximately 32% (LCD television screens only) and 30% (LCD television screens plus LCD digital 2.0 picture screens and LCD 1.0 picture frame devices) of the locations in the LCD network were commercial office buildings. As each location may include more than one display device, the number of display devices in commercial office buildings is slightly higher than the percentages above indicate. The locations in our LCD display network also include shopping malls, banks, hotels and other public areas. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2010, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 164,575 flat-panel displays placed in approximately 100 cities throughout China. Our LCD display network consists of LCD screens, LCD 2.0 digital picture screens and a small number of LCD 1.0 picture frame devices that carry the Focus Media logo. The LCD screens and LCD 2.0 digital pictures screens have the technical capacity to show video images as well as fixed images, whereas the LCD 1.0 picture frame devices only display fixed images. The LCD 1.0 picture frame devices are currently included in certain parts of the network in Tianjin, Kunming and Shijiazhuang, where a lack of adequate power sources and other technical limitations made the use of some traditional picture frame devices necessary. The LCD 1.0 picture frame devices in these three cities were developed by our LCD display network division and carry the Focus Media logo and, accordingly, are included as part of our LCD display network device count.

We operate our LCD display network directly in approximately 66 cities and indirectly through contractual arrangements with regional distributors in approximately 34 additional cities. We have established distributors in countries and regions outside of mainland China, including Hong Kong, Taiwan, Singapore, Philippines, Vietnam, Indonesia, Malaysia, India, Central America and Panama, Australia, Russia, Argentina and Chile through contracts with local operators which operate local commercial location networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.

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

A majority of the content displayed on our LCD and in-store networks and on our outdoor LED billboard network consists of advertisements which are broadcast repeatedly throughout a day.

We believe that by increasingly offering new advertising channels on our out-of-home digital networks, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.

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

Movie theater advertising network

We operate our movie theater advertising network by selling leased screen time as time slots to advertisers. We have the right to several minutes of screen time prior to the screening of each movie shown in the theater. As of December 31, 2010, we had rights to lease advertising time on screens in 260 movie theaters (consisting 1,553 screens) in cities across China and Hong Kong SAR. Prior to 2009, we calculated the size of its movie theater network by calculating the number of screens on which each of its advertisers had purchased advertising and then summing the screen count for each advertiser to produce an aggregate number of screens. With a change in management in late 2008, we changed the method for calculating this operating metric beginning in 2009, basing it instead on the number of movie theaters for which we had rights to lease advertising time as of the relevant period, regardless of the number of screens in such theaters or the number of advertisers that had purchased advertising on each such screen. The large decrease in screen count for the movie theater network over this period was a reflection of this change in calculation methodology.

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

Poster Frame Network

We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevator lobbies, elevators and public areas of residential and commercial buildings under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame basis for periods of two weeks or longer. As of December 31, 2010, we had installed 300,012 poster frames including 35,810 digital poster frames in cities throughout China. Our digital frames use high-resolution LCD displays. Our advertising posters include both traditional printed posters as well as digital LCD poster frames placed in elevators and public areas in residential complexes and commercial locations. Generally two or three advertising poster frames can be placed in each elevator.

Advertisements on our digital LCD poster frames are broadcast repeatedly approximately 480 times throughout a day.

Traditional billboard advertising business and operations network

We also operate an advertising business for traditional outdoor billboards. The network consists of traditional billboards installed on the street-sides in major shopping districts and other locations with heavy pedestrian traffic in Beijing, Shanghai, Guangzhou and most tier 2 cities, as well as, traditional poster billboards installed by the roadsides of national and provincial highways and advertisement lampboxes installed inside large, public buildings. Our subsidiary OOH, owns or leases the billboards from landlords, and provides such billboards to the advertisers who want to put advertisements in such spaces. As of December 31, 2010, we directly operated 69 traditional billboards and leased an additional 180 traditional billboards in prime commercial and shopping areas and along national and provincial highways. In addition, starting in 2011, OOH began operating approximately 3,000 square meters of advertising media devices, light boxes, digital panels, display flags and window stickers, placed in high speed rail stations in China, including a total of 132 advertising pillars and light boxes in Shenzhen Luowu transport hub outdoor media project. As Focus Media has historically been primarily a digital outdoor advertising company that places advertising assets in innovative locations, such as office lobbies and elevator banks, that target specific demographics and a company that directly owns (not leases) its outdoor media assets, the business of OOH is not considered a part of the Company’s core business. Starting in 2011, OOH also commenced operation of billboards in the Shenzhen Luowu transport hub and in high speed rail stations in China.

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

No single advertising client accounted for more than 5% of our revenues in 2010. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.

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

Advertising Contracts. We offer advertisers five-, fifteen- or thirty-second time slots on our LCD display (for LCD screens), in-store, outdoor LED and movie theater advertising networks. For our LCD display network, our standard advertising package includes a time slot on our entire network or a particular building channel in each city in which the advertiser wishes to display the advertisement. For our traditional billboard network, we provide billboard space on a monthly basis. For our movie theater advertising network, time slots are sold on a regional or entire network basis. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.

Advertising contracts for our in-store network, outdoor LED network and movie theater advertising network are substantially similar to those used for our LCD display network. Advertising clients generally purchase time slots on our in-store network on a chain-by-chain basis, while time slots on the outdoor LED network cover the entire network and contracts on our movie theater advertising network are done on a regional or entire network basis.

For our LCD 2.0 digital picture screens on our LCD display network and our digital poster frame network, we offer advertisers time slots that vary according to length, number of repeated broadcasts per day and number of locations in which they appear. For our traditional poster frame network and our LCD 1.0 picture frame devices on our LCD display network, advertising clients purchase frame space on a per-frame basis for terms of one week or more.

Network Monitoring and Media Measurement. We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the displays in our network on a weekly basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the broadcast of their advertisements on our network. The report generally includes a list of buildings where our client’s advertisements were broadcast as well as photographs of representative LCD displays showing their advertisements being displayed. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel displays and the proper dissemination of the advertisement, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement. These independent third-party evaluations are for informational purposes only and do not constitute a customer acceptance provision.

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

Programming

Substantially all of the content on our out-of-home digital advertising networks consists of audiovisual advertising provided to us by our advertising clients. We also provide a limited amount of time for landlords and property managers to display location-specific information, building announcements and related promotional material on our network. We typically do not produce or create the advertising content shown on our network, except our own marketing content. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations, while our agreements with our regional distributors require each of them to review the contents shown on the portion of the network they operate for compliance with PRC laws and regulations. See “Item 4.B Information on the Company — Business Overview — Regulatory Matters — Regulation of Advertising Services — Advertising Content”.

Advertisements on our poster frame network and LCD 1.0 picture frame devices on our LCD display network consist of full-color glossy advertising posters designed and provided by our advertising clients.

Pricing

For information regarding factors affecting our pricing, refer to “Factors that Affect Our Advertising Service Revenue” in Item 5 — Operating and Financial Review and Prospects.

Relationships with Location Providers

We install our flat-panel displays in selected spaces we lease in office buildings and other commercial locations, hypermarkets, supermarkets, convenience stores and other locations. We install our advertising poster frames in elevators and other public areas in residential and commercial locations. Establishing and maintaining long-term relationships with landlords and property managers is a critical aspect of our business. We employ a team of location relationship personnel in each city in which we operate directly who are responsible for identifying desirable locations, negotiating display and frame placement agreements and engaging in ongoing site placement relations.

In addition to helping us to expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively and on a timely basis. These concerns generally include ensuring that the flat-panel displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel displays. We generally rely on our own employees to install, maintain, monitor and repair our flat-panel displays and advertising poster frames. A portion of our LCD display network in Beijing is inspected by our service provider, Beijing Suodi Advertisement Co., Ltd. and also uses a similar agent for a portion of the network in Guangzhou, while Focus Media owns all such portions of the network and holds all of the rights and obligations of lessee under its LCD display network lease agreements including those portions for which these agents act as a service provider. Our regional distributors are responsible for inspecting the displays owned and operated by those regional distributors.

We inspect our various display devices periodically, generally on a weekly basis and often in conjunction with updating our advertising content. As advertising content is updated on a weekly basis by means of physically changing the flash cards in display devices or the posters in poster frames, the display devices and poster frames can be inspected as advertising content is updated.

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

We enter into similar frame and billboard placement agreements for the deployment of our advertising poster frames in elevators and public areas of residential complexes and commercial buildings and for traditional outdoor billboards. The majority of our frame placement agreements have terms of one to three years, and contain exclusivity and best offer renewal rights.

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

We design the distinctive shape of our flat-panel displays, identify suppliers of component parts used in our displays and contract the assembly of our flat-panel displays to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify each month and assembling the flat-panel displays according to our specifications using components purchased in off-the-shelf form from wholesale distributors. We select component suppliers based on price and quality. As there are many qualified alternative suppliers for our equipment, our obligation to our current contract assemblers is not exclusive. We have not experienced any material delay or interruption in the supply of our flat-panel displays.

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

Since we have not been involved in advertising outside of China for the required number of years, our WFOE operating subsidiaries, which are directly owned by non-PRC subsidiaries of ours, are currently ineligible to apply for the required advertising services licenses in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. As such, our advertising business is currently provided partly through contractual arrangements between certain of our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home digital networks and movie theatre advertising network. Our poster frame network, traditional billboard network and a portion of our out-of-home digital network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates are owned or controlled by (i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. Certain of our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating subsidiaries have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders under which:

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

See “Item 4.C Information on the Company — Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions”.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3.D Key Information — Risk Factors — Risks Relating to Compliance with PRC Law — If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “ — If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “ — We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

Regulation of Advertising Services

Business License for Advertising Companies

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Our PRC operating affiliates, certain of their respective subsidiaries and certain of our indirect PRC operating subsidiaries have obtained, or in the case of some of our new directly-operated cities, are in the process of obtaining such a business license from the local branches of the SAIC as required by the existing PRC regulations. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content, although it is possible that one or more of our regional distributors may not be in compliance with all PRC regulations at all times. To our knowledge, all of our regional distributors have received, or are in the process of obtaining, the licenses required to operate an advertising business. If we learn that any of our regional distributors are not in compliance with applicable terms and regulations we notify such regional distributors of the need to complete any necessary procedures and to report any developments to us. If a regional distributor fails to complete the steps necessary to receive the required licenses, we will take steps to terminate the contract with such regional distributor. See “Item 3.D Key Information — Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.

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

Almost all our existing equity pledge agreements between certain of our operating subsidiaries and certain of our operating affiliates and their shareholders were signed before the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their register of shareholders according to then applicable law. The Company attempted to register the relevant equity pledges after the PRC Property Rights Law became effective and we have successfully registered the equity pledge in connection with Focus

Media Advertisement, one of our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with our operating businesses in December 2010 and certain other PRC operating affiliates with the local SAIC. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local SAIC authorities vary from city to city. Thus, we are still in the process of applying for registration of other relevant equity pledges and there is no assurance that we can have these equity pledges registered on time or at all. Considering that we have not registered some of these existing equity pledges, and may fail to register future equity pledges, with the local SAIC, any equity pledge created under these equity pledge agreements may be considered unenforceable. See “Risk Factors — Risks Relating to Compliance with PRC Law — We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.”

C. Organizational Structure

Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home digital advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.

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

In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies, elevators and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In 2008, we terminated our mobile handset advertising business and it is accounted for as a discontinued operation. In the first quarter of 2007, we acquired Homesky Investment Ltd., which operates a traditional billboard network through its PRC affiliates. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes, although certain such acquired Internet advertising businesses were disposed of or discontinued in 2009. In June 2007, we acquired Hua Kuang Advertising Company Limited and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China. In December 2008, we announced disposal of certain subsidiaries acquired from CGEN. In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from us, including certain offshore and onshore interests. In July 2010, we sold our entire remaining 62% ownership interest in Allyes.

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

•

with regard to our movie theater advertising network, through Beijing Yangshi Sanwei Advertisement Co., Ltd. and Shanghai Zhenhao Advertising Co., Ltd., two subsidiaries with majority ownership held by Focus Media Advertisement, and Shanghai Focus Media Jingshi Advertisement Co., Ltd., an indirect subsidiary 100% owned, directly or indirectly by Shanghai Focus Media Digital Information Technology Co., Ltd.

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

The following chart shows our organizational structure of our material subsidiaries and affiliates as of December 31, 2010.

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them. As Focus Media Advertisement is established and directly owned by two individuals and the other PRC operating affiliates are established and directly owned by Focus Media Advertisement, we partially capitalize these entities by lending money to the two individuals pursuant to a loan agreement. As of December 31, 2010, the aggregate amount of the loans to capitalize these entities was RMB40.5 million (US$6.1 million).
(2)	Agreements that give us effective control over our PRC operating affiliates, consisting of call option agreements and voting rights proxy agreements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions and — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”
(3)	Equity pledge agreements secure our shareholders’ obligations under the call option agreements and voting rights proxy agreements. Under the equity pledge agreements, we are entitled to the economic benefits of Focus Media Advertisement and the other PRC operating affiliates. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

(4)	Focus Media Advertisement is 85% owned by Jason Nanchun Jiang and 15% owned by Jimmy Yu.
(5)	The Focus Media directly or indirectly WFOE operating subsidiaries include the WFOE operating subsidiaries (i) relating to our out-of-home digital network operations include but not limited to Focus Media Technology, Focus Media Digital, FM China Technology and Focus Media Defeng Advertisement, and (ii) relating to our poster frame network operations.
(6)	These consist of subsidiaries of Focus Media Advertisement, which holds between 60% and 100% of the subsidiaries, with the remaining minority interest held by individual or entity designated by us or unrelated third parties, which operate our out-of-home digital network, poster frame network, and movie theatre advertising business.
(7)	Other Focus Media operating subsidiaries include those directly or indirectly owned by Focus Media Digital, which operate a portion of out-of-home digital network and poster frame network.
(8)	Hua Kuang operating subsidiaries include those directly or indirectly owned by Hua Kuang Advertising Company Ltd.

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

Our advertising business is currently provided partly through contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement, certain of its subsidiaries and their respective shareholders designated by us. A substantial portion of the operations of our LCD display network, poster frame network and traditional billboard network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries, and accordingly are not reliant on the contractual arrangements described herein. Accordingly, our advertising services are currently conducted by our indirect PRC operating subsidiaries and our PRC operating affiliates which are currently owned or controlled by (i) individuals designated by us, or (ii) one or more PRC entity or entities owned by our other consolidated affiliates or (iii) a combination of individuals designated by us and entities owned by our other consolidated affiliates. Our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. For the year ended December 31, 2010, approximately 96% and 4% of our net revenue was generated by our indirect PRC operating subsidiaries and our PRC operating affiliates through contractual arrangements, respectively.

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

Each of our contractual arrangements with our PRC affiliated entities and their respective shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions” for further information on our contractual arrangements with these parties.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in advertising businesses, we could be subject to severe penalties. See “Item 3.D Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “— We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

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

D. Property, Plants and Equipment

Please refer to “— B. Business Overview — Facilities” for a discussion of our property, plants and equipment.

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

We have executed a number of strategic and operational reorganizations during the three years ended December 31, 2010, as described below:

•

In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report. After this acquisition, we acquired ten entities providing wireless advertising service in 2007. The business model of these wireless advertising services had been based on sending both solicited and unsolicited advertisements via short messaging service, or SMS, to mobile phone users. In March 2008, there was extensive negative media coverage on this form of advertising, and shortly thereafter, the Ministry of Information Industry, or MII, the national regulating authority of the telecom industry, ordered all local telecom regulators and telecom operators at all levels to strengthen regulations over SMS advertisements, in particular so-called “spam” or unsolicited advertisements and messages. As a result, several local telecom regulators and operators adopted policies restricting short message advertising activities by limiting the number of such advertisements or prohibiting companies from engaging in unsolicited short messaging advertising activities. In light of this sudden adverse change in the legal, regulatory and publicity environment, in December 2008, we discontinued operations of our mobile handset advertising network, and sought to dispose of this business. The original owners of our mobile handset business were still our key competitors with respect to this business, and as such, there was a limited choice of potential purchasers. We negotiated with the original owners of the mobile handset business to terminate the purchase agreements and return each business to the original owners, which were more willing to accept the risks associated with the change in the legal, regulatory and publicity environment. In exchange, the original owners waived their right to future earn-out payments due to them under the purchase agreement or paid a purchase price that was significantly less than the price we paid to acquire the business before the change in the business environment. This business has been accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

•

On March 28, 2007, we acquired Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, the leading Internet advertising company in China. We also acquired ten other entities that provided Internet advertising service during 2007 and 2008. We believed that as a result of those acquisitions we would be in a better position to negotiate pricing with internet property owners and rebate rates with internet advertising agencies, while promoting Allyes Smart Trade’s advertising performance tracking platform and facilitating cross-sales between our other internet businesses and other business lines. However, the acquisition did not result in these anticipated synergies due to the fierce competition arising from a greater number of companies funded by venture capital funds and the expansion of the Chinese internet advertising market, which permitted international agencies determined to enter the market to reduce their reliance on local agencies. As such, rebate rates from internet advertising agencies did not increase by as much as we had originally expected. Furthermore, major internet property owners were reluctant to lower their inventory prices due to the strong demand for their inventories. For these reasons, Allyes and most of the internet businesses that we acquired experienced steady decreases in their gross margins and operating profits from 2007 to 2010 and the number of days outstanding for account receivables increased to a level that was inconsistent with our other lines of business. Since our internet advertising business, as a whole had been an underperforming unit, we decided to refocus our growth strategy on the organic growth of our core businesses, namely advertising through LCD display poster frame, in-store and movie theater networks. We first disposed of the six acquired internet subsidiaries because the earn-out periods for each of these acquisitions were still in effect and we would have been obligated to pay contingent consideration if we had not disposed of them. However, due to significant accrued and potential contingent payments of those subsidiaries we could not locate a buyer willing to purchase these subsidiaries. Therefore, we negotiated with the respective original owners of these subsidiaries, who were the incumbent management, to cancel the accrued and potential contingent payments owed to them pursuant to the terms of the respective purchase agreements in exchange for returning the business to them. We completed our disposition of Allyes in July 2010. The operations of these disposed subsidiaries are accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

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

•

In October 2007, we acquired Zong Heng Pin Yu, which owned an advertising license for use on the Huangpu River in Shanghai, from an unrelated third party. After the acquisition, we purchased a boat as the adverting platform on the Huangpu River and commenced commercial operations in January 2008. On January 4, 2009, the Shanghai Municipality Government amended its regulations governing outdoor advertisements to prohibit non-passenger and non-cargo boats from engaging in advertising activities on all rivers within Shanghai until December 31, 2010. We believed there was a high likelihood that the regulation would remain effective indefinitely. Since the license we obtained through the acquisition of Zong Heng Pin Yu could only be utilized for advertising on the Huangpu River and it was not commercially viable to use the boat for any other purpose, as, following renovations and outfitting of the boat for non-passenger and non-cargo services and an eight-month solicitation effort to use the boat for advertising purposes in other markets, we were unable to find a suitable alternative market where the boat could be put to active use. As a result, we fully impaired the long-lived assets associated with our boat-based advertising platform in 2009, recording an aggregate impairment loss of $12.7 million for the year ended December 31, 2009, consisting of a $3.2 million impairment of acquired intangible assets and a $9.5 million impairment of the boat and LED equipment.

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

•

On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. Prior to voting on the transaction, the board considered an opinion of a third-party advisor stating that the deal was fair to shareholders from a financial perspective. We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided fair value to our company and our shareholders.

•

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement, as amended on May 30, 2011, with an entity (GBL III Limited) controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our subsidiary that controls our traditional billboard advertising business, in which GBL III Limited has agreed to acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities have agreed to purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. GBL III Limited has agreed to be entitled to nominate one designee to OOH’s board of directors and will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities. If these transactions are completed, we would hold a 51% indirect equity interest in OOH. We believe this partial stake disposal allows us to recoup a majority of the investments in OOH while retaining upside potential in the business. The contemplated transactions will terminate on January 31, 2012 if they have not closed by that date.

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

Revenues

In 2008, 2009 and 2010, we had total revenues of $529.2 million, $397.2 million and $516.3 million, respectively. In 2008, 2009 and 2010, our advertising service revenue accounted for 99.3%, 99.9% and 99.9% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Net revenues:
LCD display network	240,918	45.5%	208,499	52.5%	297,403	57.6%
In-store network	60,719	11.5%	30,346	7.6%	37,777	7.3%
Poster frame network	146,751	27.7%	98,962	24.9%	121,893	23.6%
Movie theater and traditional outdoor billboards	77,178	14.6%	59,057	14.9%	59,003	11.4%

Advertising service revenue	525,566	99.3%	396,864	99.9%	516,076	99.9%
Other revenue	3,622	0.7%	300	0.1%	239	0.1%

Total revenues	529,188	100.0%	397,164	100.0%	516,315	100.0%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $24.7 million, $20.6 million and $31.0 million in 2008, 2009 and 2010 respectively. Business tax on advertising service revenue from our in-store network amounted to $6.3 million, $3.2 million and $4.0 million for 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our poster frame network amounted to $13.9 million, $9.6 million and $12.2 million, for 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $2.8 million, $1.5 million and $2.8 million for 2008, 2009 and 2010, respectively.

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

Our advertising revenue derived from our movie theatre advertising network is directly affected by the number of movie theaters in which we have leased screen time, our expansion into additional theaters, and the length of the leased screen time.

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

The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Total revenues	$529,188	100.0%	$397,164	100.0%	$516,315	100.0%
Cost of revenues:
Net advertising service cost:
LCD display network	78,728	14.9%	76,128	19.2%	67,374	13.0%
In-store network	61,834	11.7%	24,170	6.1%	23,432	4.5%
Poster frame network	59,815	11.3%	95,401	24.0%	84,487	16.4%
Movie theater and traditional outdoor billboards	56,944	10.8%	45,085	11.4%	46,258	9.0%

Advertising service cost	257,321	48.7%	240,784	60.7%	221,551	42.9%
Other cost	1,723	0.3%	291	0.0%	139	0.0%

Total cost of revenues	259,044	49.0%	241,074	60.7%	221,690	42.9%

Gross profit	$270,144	51.0%	$156,090	39.3%	$294,625	57.1%

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

	For the year ended December 31,
	2008		2009		2010
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Gross profit	$270,144	51.0%	$156,090	39.3%	$294,625	57.1%
Operating expenses:
General and administrative	79,162	15.0%	88,833	22.4%	$79,760	15.5%
Selling and marketing	82,258	15.5%	79,787	20.1%	103,722	20.1%
Impairment loss	377,629	71.4%	63,646	16.4%	$5,736	1.1%
Other operating (income) expenses	183,113	34.6%	13,111	2.9%	(14,144)	(2.7)%

Total	722,162	136.5%	245,377	61.8%	175,074	33.9%

Income (loss) from operations	$(452,018)	(85.5)%	$(89,287)	(22.5)%	$119,551	23.2%

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

	2008	2009
Options granted to employees:
Risk-free rate of return	1.59%-3.2%	0.87%
Weighted average expected option life	2.5 to 4 years	2.5 years
Volatility rate	53%-68.88%	88.32%
Dividend yield	0%	0%

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

The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home digital advertising networks, the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks and the sale of advertising services through our Internet network. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

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

As of December 31, 2008, 2009 and 2010, we had a goodwill balance of $30.7 million, $410.4 million and $425.3 million, respectively. Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. The following table presents the changes in our goodwill balance for the years ended December 31, 2009 and 2010:

	LCD display network	Poster frame network	Internet advertising	Movie theater & traditional outdoor billboards	Total
Balance as of January 1, 2009	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	30,396,719	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	193,266	—	193,266
Goodwill impairment	—	(30,396,719)	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	402,742,395
Disposal of subsidiaries	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	260,212

Balance as of December 31, 2009	406,096,193	—	4,272,498	—	410,368,691
Goodwill acquired during the year	—	3,958,444	—	—	3,958,444
Goodwill recorded as a result of contingent consideration resolved	5,038,676	15,551,019	—	—	20,589,695
Goodwill impairment	—	(5,736,134)	—	—	(5,736,134)
Disposal of subsidiaries	—	—	(4,272,498)	—	(4,272,498)
Translation adjustments	399,355	27,079	—	—	426,434

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$—	$425,334,632

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

Goodwill impairment in 2010

We settled contingent purchase consideration of $5,736,134 associated with the poster frame network reporting unit during the three months ended March 31, 2010. The amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the poster frame network reporting unit subsequent to December 31, 2009, the most recent impairment analysis date, which was still lower than the carrying amount of the poster frame network reporting unit on March 31, 2010. We did not incur any goodwill impairment after March 31, 2010 because annual impairment tests performed on December 31, 2010 indicated the fair value of the poster frame network reporting unit exceeded the carrying amount as a result of significant improvement of the reporting unit’s profitability and business outlook.

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

In January 2009, the Company had approximately $400 million cash and cash equivalents, of which approximately $200 million could be used for future settlement of acquisition related costs. As of December 31, 2008, approximately 27 acquisitions had an aggregate estimated maximum earn-out contingent consideration of approximately $223 million. See the following table. The aggregate estimated potential earn-outs for the six underperforming internet advertising companies, the three underperforming subsidiaries in the poster frame segment, Dongguan Yaya and Tuo Jia amounted to approximately $85.5 million. The Company made the decision to dispose of these eleven subsidiaries to eliminate the need to pay potential earn-outs for these underperforming companies and in line with our strategy of returning focus on our core business.

Acquired Entity	Date of acquisition	Date of disposition	Estimated maximum amount of earn-out consideration provisions as of December 31, 2008	Area of operations
			(in thousands of US$)
Catchstone	April 16, 2007	December 22, 2009	4,579	Internet Advertising
Wangmai	September 1, 2007	December 14, 2009	11,270	Internet Advertising
WonderAd	September 15, 2007	November 30, 2009	24,500	Internet Advertising
Jiahua	August 15, 2007	December 1, 2009	8,640	Internet Advertising
Jichuang	December 1, 2007	August 24, 2009	2,523	Internet Advertising
1024	March 1, 2008	December 18, 2009	8,489	Internet Advertising
Dongguan Yaya	October 1, 2007	February 28, 2009	3,739	Mobile handset advertising
Tuojia	February 28, 2007	August 30, 2009	18,000	Outdoor Billboard
Zhuhai Framdia	January 1, 2008	July 31, 2009	3,807	Poster Frame
Beijing Campus Framedia	December 31, 2006	March 30, 2009	—	Poster Frame
Shantou Framedia	January 1, 2008	January 30, 2009	—	Poster Frame
iResearch	May 1, 2007	July 31, 2010	2,250	Internet Advertising
Hua Guang OOH(1)	May 15, 2007	N/A	22,821	Outdoor Billboard
ACL(2)	September 30, 2006	N/A	—	Movie Theatre
Hangzhou Framedia(1)	January 31, 2007	N/A	13,623	Poster Frame
Jiangsu Framedia(1)	December 31, 2006	N/A	13,088	Poster Frame
Liaoning Framedia(3)	December 31, 2006	N/A	9,312	Poster Frame
Wuhan Framedia(3)	December 31, 2006	N/A	7,261	Poster Frame
Zhonglian Framedia(3)	September 1, 2007	N/A	17,665	Poster Frame
Sichuan Framedia(3)	January 1, 2008	N/A	10,546	Poster Frame
Zhengzhou Framedia(1)	September 30, 2007	N/A	6,973	Poster Frame
Changsha Framedia(1)	January 1, 2008	N/A	18,987	Poster Frame
Haerbin Focus Media(1)	March 1, 2007	N/A	4,452	LCD
Zhengzhou Focus Media(1)	October 1, 2006	N/A	3,357	LCD
Shijiazhuang Focus Media(1)	December 1, 2006	N/A	2,635	LCD
Jilin Focus Media(1)	January 15, 2007	N/A	2,661	LCD
Lanzhou Focus Media(1)	September 15, 2007	N/A	1,867	LCD

Total			223,045

(1)	Not terminated nor re-negotiated.
(2)	No contingent consideration is estimated as ACL was loss making.
(3)	Renegotiated.

2010 acquisitions:

We acquired five entities in the poster-frame advertising business for fixed cash consideration of $5.3 million in aggregate in 2010. There were no contingent considerations related to these acquisitions. We recognized acquired intangible assets of $1.2 million and recognized goodwill of $4.0 million, which was assigned to poster frame reporting unit.

Disposition

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

The following table summarizes the acquired subsidiaries in the mobile handset advertising services segment and Internet advertising segment that were sold back to their original owners in 2009:

	Acquisitions	Date of acquisition	Business segment	Proceeds paid	Date of Disposal	Loss on disposal
1.	Catchstone(1)	2007-4-16	Internet advertising	$14,489,647	2009-12-22	$11,560,617
2.	WonderAd(2)	2007-9-15	Internet advertising	$14,926,003	2009-11-30	$14,926,003
3.	Jiahua(3)	2007-8-15	Internet advertising	$7,659,158	2009-12-1	$7,659,158
4.	Wangmai(4)	2007-9-1	Internet advertising	$2,749,158	2009-12-14	$2,749,158
5.	Jichuang(5)	2007-12-1	Internet advertising	$366,032	2009-8-24	$366,032
6.	1024(6)	2008-3-1	Internet advertising	$3,397,124	2009-12-18	$3,397,124
7.	Dongguan Yaya(7)	2007-10-1	Mobile handset advertising services	$1,540,612	2009-2-28	$1,588,110

(1)	The original sellers which subsequently repurchased Catchstone were Only Education Holding Limited and Maxnew Holdings Limited, BVI companies owned by a single PRC individual unrelated to our company.
(2)	The original seller which subsequently repurchased WonderAd was Megajoy Pacific Limited, a BVI company ultimately owned by seven PRC individuals unrelated to our company.
(3)	The original sellers which subsequently repurchased Jiahua were two PRC individuals unrelated to our company.
(4)	The original seller which subsequently repurchased Jichuang was Richcom International Limited, a BVI company owned by a single PRC individual unrelated to our company.
(5)	The original sellers which subsequently repurchased Keylink Global Limited were four PRC individuals unrelated to our company.
(6)	The original sellers which subsequently repurchased 1024 were two PRC individuals unrelated to our company.
(7)	The original sellers which subsequently repurchased Dongguan Yaya were Sinoalpha Limited and Max Planet Limited, BVI companies each of which is owned by a separate single PRC individual unrelated to our company.

The six subsidiaries in the Internet advertising segment were acquired during 2007 and 2008 based on the belief that, as a result, we would be in a better position to negotiate pricing with internet property owners and rebate rates with internet advertising agencies, while promoting Allyes’ Smart Trade advertising performance tracking platform and facilitating cross-sales between our other internet businesses and other business lines.

However, these acquisitions did not result in these anticipated synergies due to the fierce competition arising from a greater number of companies funded by venture capital funds and the expansion of the Chinese internet advertising market, which permitted international agencies to enter the market thereby reducing reliance on local agencies. As a result, rebate rates from internet advertising agencies did not increase by as much as we had originally expected. Furthermore, major internet property owners were reluctant to lower their inventory prices due to the strong demand for their inventories.

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

In addition, in 2009 we also disposed of a subsidiary in the traditional outdoor billboard segment, Tuo Jia and incurred a disposal loss of $3.6 million. Tuo Jia was primarily engaged in the advertising agency business in the traditional outdoor billboard segment. Tuo Jia’s business experienced a severe decline in revenue, gross profit and operating profit in Q2 2009 compared to Q1 2009 and Q2 2008, while its peer companies in the traditional outdoor billboard segment performed much better during the same period. Further, its number of days in accounts receivable increased to a level that indicated it would not be able to fund its own working capital requirements. We decided to dispose of Tuo Jia based on these observations, compounding difficulties associated with the financial crisis and our belief that as a result of these factors, a turn-around would be unlikely.

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

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of U.S. dollars)
Net revenues:
LCD display network(1)	$34,323	$54,250	$55,810	$64,116	$50,100	$72,387	$82,894	$92,022
In-store network(1)	6,344	8,967	7,646	7,389	7,662	10,868	9,408	9,839
Poster frame network(1)	23,537	26,499	22,129	26,797	24,799	25,238	32,227	39,629
Movie theatre and traditional outdoor billboards(1)	19,211	14,762	12,487	12,597	14,138	13,873	12,818	18,174

Total advertising service revenue	83,415	104,478	98,072	110,899	96,699	122,366	137,347	159,664
Other revenues	3	95	197	5	55	143	5	36

Total revenues	83,418	104,573	98,269	110,904	96,754	122,509	137,352	159,700

Cost of revenues:
LCD display network	11,678	11,194	38,636	14,620	14,945	14,377	19,022	19,030
In-store network	4,267	6,025	11,490	2,388	5,219	6,123	5,996	6,094
Poster frame network	12,345	12,858	52,550	17,648	18,448	19,298	21,670	25,071
Movie theatre and traditional outdoor billboards	14,164	10,884	9,486	10,551	9,922	10,833	10,597	14,906

Advertising service cost:	42,454	40,961	112,162	45,207	48,534	50,631	57,285	65,101
Other costs	—	93	194	3	—	110	1	28

Total cost of revenues	42,454	41,054	112,356	45,210	48,534	50,741	57,286	65,129

Gross profit (loss)	40,964	63,519	(14,087)	65,694	48,220	71,768	80,066	94,571

Operating expenses:
General and administrative	17,358	22,988	16,125	32,362	21,318	16,737	24,942	16,763
Selling and marketing	15,574	23,938	21,137	19,138	20,592	28,729	24,474	29,927
Impairment loss	9,271	24,145	16,203	14,027	5,736	—	—	—
Other operating (income) expenses	(2,671)	3,489	15,861	(3,568)	(3,796)	(1,353)	(2,699)	(6,296)

Total operating expenses	39,532	74,560	69,326	61,959	43,850	44,113	46,717	40,394

Income (loss) from operations	1,432	(11,041)	(83,413)	3,735	4,370	27,655	33,349	54,177
Interest income	1,413	1,215	981	1,337	1,717	1,064	2,667	1,812
Investment loss	—	—	—	—	(1,288)	—	—	—

Income (loss) from continuing operations before income taxes	2,845	(9,826)	(82,432)	5,072	4,799	28,719	36,016	55,989
Provision for income taxes	2,445	5,107	(4,819)	11,047	6,194	4,850	2,561	8,731

Net income (loss) from continuing operations	400	(14,933)	(77,613)	(5,975)	(1,395)	23,869	33,455	47,258
Net income (loss) from discontinued operations, net of tax	(6,073)	(7,816)	(47,028)	(50,695)	804	2,933	79,341	—

Net income (loss)	(5,673)	(22,749)	(124,641)	(56,670)	(591)	26,802	112,796	47,258
Net income (loss) attributable to noncontrolling interests	19	223	2,958	324	363	1,465	59	104

Net income (loss) attributable to Focus Media Holdings Limited shareholders	$(5,692)	$(22,972)	$(127,599)	$(56,994)	$(954)	$25,337	$112,737	$47,154

(1)	Advertising service revenue is presented net of sales taxes. The following tables present the unaudited quarterly sales taxes information:

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of U.S. dollars)
Sales taxes:
LCD display network	$3,987	$5,597	$4,502	$6,539	$5,273	$7,526	$8,755	$9,397
In-store network	671	933	804	784	826	1,129	981	1,026
Poster frame network	2,271	2,755	2,025	2,513	2,614	2,386	3,269	3,925
Movie theatre and traditional outdoor billboards	635	268	316	270	534	506	845	890

Total	$7,564	$9,553	$7,647	$10,106	$9,247	$11,547	$13,850	$15,238

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

The following table presents our unaudited consolidated quarterly financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Net revenues:
LCD display network(1)	41.1%	51.9%	56.8%	57.8%	51.8%	59.1%	60.4%	57.6%
In-store network(1)	7.6%	8.6%	7.8%	6.7%	7.9%	8.9%	6.8%	6.2%
Poster frame network(1)	28.2%	25.3%	22.5%	24.2%	25.6%	20.6%	23.5%	24.8%
Movie theatre and traditional outdoor billboards(1)	23.1%	14.1%	12.7%	11.3%	14.6%	11.3%	9.3%	11.4%
Other revenues	0.0%	0.1%	0.2%	0.0%	0.1%	0.1%	0.0%	0.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
LCD display network	14.0%	10.7%	39.3%	13.2%	15.4%	11.7%	13.8%	11.9%
In-store network	5.1%	5.8%	11.7%	2.2%	5.4%	5.0%	4.4%	3.8%
Poster frame network	14.8%	12.3%	53.5%	15.9%	19.1%	15.8%	15.8%	15.7%
Movie theatre and traditional outdoor billboards	17.0%	10.4%	9.6%	9.5%	10.3%	8.8%	7.7%	9.4%
Other costs	0.0%	0.1%	0.2%	0.0%	0.0%	0.1%	0.0%	0.0%

Total cost of revenues	50.9%	39.3%	114.3%	40.8%	50.2%	41.4%	41.7%	40.8%

Gross profit (loss)	49.1%	60.7%	(14.3)%	59.2%	49.8%	58.6%	58.3%	59.2%
Operating expenses:
General and administrative	20.8%	22.0%	16.4%	29.2%	22.0%	13.7%	18.2%	10.5%
Selling and marketing	18.7%	22.9%	21.5%	17.3%	21.3%	23.4%	17.8%	18.7%
Impairment loss	11.1%	23.1%	16.5%	12.6%	5.9%	0.0%	0.0%	0.0%
Other operating (income) expenses	(3.2)%	3.3%	16.1%	(3.2)%	(3.9)%	(1.1)%	(2.0)%	(3.9)%

Total operating expenses	47.4%	71.3%	70.5%	55.9%	45.3%	36.0%	34.0%	25.3%

Income (loss) from operations	1.7%	(10.6)%	(84.8)%	3.3%	4.5%	22.6%	24.3%	33.9%
Interest income	1.7%	1.2%	1.0%	1.2%	1.8%	0.9%	1.9%	1.1%
Investment loss	0.0%	0.0%	0.0%	0.0%	(1.3)%	0.0%	0.0%	0.0%

Income (loss) from continuing operations before income taxes	3.4%	(9.4)%	(83.8)%	4.5%	5.0%	23.5%	26.2%	35.0%
Provision for income taxes	2.9%	4.9%	(4.9)%	10.0%	6.4%	4.0%	1.9%	5.5%

Net income (loss) from continuing operations	0.5%	(14.3)%	(78.9)%	(5.5)%	(1.4)%	19.5%	24.3%	29.5%
Net income (loss) from discontinued operations, net of tax	(7.3)%	(7.5)%	(47.9)%	(45.7)%	0.8%	2.4%	57.8%	0.0%

Net income (loss)	(6.8)%	(21.8)%	(126.8)%	(51.2)%	(0.6)%	21.9%	82.1%	29.5%
Net income (loss) attributable to noncontrolling interests	0.0%	0.2%	3.0%	0.3%	0.4%	1.2%	0.0%	0.1%

Net income (loss) attributable to Focus Media Holdings Limited shareholders	(6.8)%	(22.0)%	(129.8)%	(51.5)%	(1.0)%	20.7%	82.1%	29.4%

(1)	Advertising service revenue is presented net of sales taxes. The following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Sales taxes:
LCD display network	10.4%	9.4%	7.5%	9.3%	9.5%	9.4%	9.6%	9.3%
In-store network	9.6%	9.4%	9.5%	9.6%	9.7%	9.4%	9.4%	9.4%
Poster frame network	8.8%	9.4%	8.4%	8.6%	9.5%	8.6%	9.2%	9.0%
Movie theatre and traditional outdoor billboards	3.2%	1.8%	2.5%	2.1%	3.6%	3.5%	6.2%	4.7%
Total	8.3%	8.4%	7.2%	8.4%	8.7%	8.6%	9.2%	8.7%

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

•

Cost of revenues — LCD display network. Our net advertising service cost for LCD display network declined from $76.1 million in 2009 to $67.4 million in 2010. As discussed in page 70, —”Impairment of long-lived assets in 2009”, the cost of revenues in 2009 included an impairment loss of equipment and intangible assets associated with the boat-based advertising LED platform on the Huangpu River of $9.5 million and $3.2 million, respectively. Excluding the $12.7 million impairment loss in 2009, the cost of revenues of LCD display network would have increased from $63.4 million in 2009 to $67.4 million in 2010, which is primarily attributable to: a) the cost of rental, location maintenance, utility and transportation, salary and benefits increased by approximately $9.5 million as compared to that of 2009; and b) our not incurring any impairment in 2010, compared to our impairment of $12.6 million of fixed assets and intangible assets reflected in our cost of revenues for 2009.

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

•

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

	Year ended December 31,
	2008	2009	2010
	US$’000	US$’000	US$’000
Gross profit
LCD display network	$162,190	$132,371	$230,029
In-store network	(1,115)	6,176	14,345
Poster frame network	86,936	3,561	37,406
Movie theatre and traditional outdoor billboards	20,234	13,972	12,745
Others	1,898	10	100

Total	$270,143	$156,090	$294,625

Gross margin
LCD display network	67.3%	63.5%	77.3%
In-store network	(1.8)%	20.4%	38.0%
Poster frame network	59.2%	3.6%	30.7%
Movie theatre and traditional outdoor billboards	26.2%	23.7%	21.6%
Others	52.4%	3.2%	42.1%

Total	51.0%	39.3%	57.1%

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

Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2008, 2009 and 2010, we made total appropriations of $4,665,681, $10,765,735, and $21,211,346 respectively. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2010, the amount of these restricted portions was approximately $179.5 million. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future, See “Risk Factors — We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

We expect to require cash in order to fund our ongoing business needs, particularly the location costs connected with the placement of our displays, to fund the ongoing expansion of our network and for payments in connection with our acquisitions. Other possible cash needs may include the upgrading of technology on our network as well as any payment of claims that could be made against us. We have not encountered any difficulties in meeting our current cash needs.

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

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s length terms. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and Note 18 to our audited consolidated financial statements included in this annual report.

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

C. Trend Information

Please refer to “— Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

	Payments due December 31
	TOTAL	2011	2012	2013	2014	2015 and Thereafter
Display and poster frame placement agreement obligations	134,024	90,097	34,307	6,939	2,589	92
Office premise lease obligations	9,241	5,021	2,902	736	242	340

Total contractual obligations	143,265	95,118	37,209	7,675	2,831	432

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

Name	Age	Position
Jason Nanchun Jiang	38	Chief Executive Officer and Chairman of the Board of Directors
Fumin Zhuo(1)	59	Director
Neil Nanpeng Shen(2)	43	Director
Charles Cao	45	Director
Daqing Qi(3)	48	Director
David Ying Zhang(4)	37	Director
Ying Wu(5)	52	Director
Kit Leong Low	40	Chief Financial Officer

(1)	Independent director, chairman of the compensation committee and member of the audit committee and the nominations committee.

(2)	Independent director and chairman of the nominations committee.
(3)	Independent director, chairman of the audit committee and member of the compensation committee and nominations committee.
(4)	Independent director and member of the compensation committee.
(5)	Independent director and member of the audit committee.

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

	2008	2009
Options granted to employees:
Risk-free rate of return	1.59%-3.2%	0.87%
Weighted average expected option life	2.5 to 4 years	2.5 years
Volatility rate	53%-68.88%	88.32%
Dividend yield	0%	0%

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

	Number of restricted shares issued	Exercise per ordinary share		Date of grant	Date of expiration
(in U.S. dollars)
Jason Nanchun Jiang	19,500,000	$	nil	October 1, 2009	September 30, 2019
Fuming Zhuo	*	$	nil	October 1, 2009	September 30, 2019
Neil Nanpeng Shen	*	$	nil	October 1, 2009	September 30, 2019
Charles Cao	*	$	nil	October 1, 2009	September 30, 2019
Daqing Qi	*	$	nil	October 1, 2009	September 30, 2019
David Ying Zhang	*	$	nil	October 1, 2009	September 30, 2019
Ying Wu	*	$	nil	October 1, 2009	September 30, 2019
Alex Deyi Yang(1)	*	$	nil	October 1, 2009	September 30, 2019
Kit Leong Low	*	$	nil	January 15, 2010	September 30, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
(1)	Alex Deyi Yang resigned his position as our general manager and director as of May 24, 2011.

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

D. Employees

As of December 31, 2010, we had a total of 5151 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of December 31, 2010:

	Number of employees(1)	Percentage
Sales and marketing	1,263	24.5%
Operations	3,138	60.9%
Management and administration	750	14.6%

Total number of employees	5,151	100.0%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.

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

E. Share Ownership

Please see Item 6.B. and Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of January 13, 2012:

each person known to us to own beneficially more than 5% of our ordinary shares and each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of January 13, 2012, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 645,627,810 ordinary shares outstanding as of January 13, 2012.

Shares beneficially owned
	Number	Percent
Principal Shareholders
Fosun International Limited(1)	108,064,785	16.74%
JJ Media Investment Holding Ltd.(2)	113,501,185	17.58%

Directors and Executive Officers(3)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang(4)	113,501,185	17.58%
Neil Nanpeng Shen	*	*
Charles Chao	*	*
Fumin Zhuo	*	*
Daqing Qi	*	*
David Ying Zhang	*	*
Ying Wu	*	*
Kit Leong Low	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Information based on the amended Schedule 13D filed on July 19, 2011 on behalf of Fosun International Limited. Includes 108,064,785 ordinary shares beneficially owned by Fosun International Limited. The business address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China.
(2)	Information based on the amended Schedule 13D filed on November 22, 2011 on behalf of Jason Nanchun Jiang and JJ Media Investment Holding Limited. Includes 113,501,185 ordinary shares beneficially owned by JJ Media Investment Holding Ltd. The business address of JJ Media Investment Holding Limited and Jason Nanchun Jiang is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
(3)	The address of our current directors and executive officers is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
(4)	See note 2.

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

For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing — Market Price Information for Our American Depositary Shares” in this annual report.

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

Management Buy-in To Internet Division

In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to purchase an aggregate 38% interest in Allyes from us. In order to encourage Allyes Online management to invest (and thus remain with the business), Jason Jiang and Kit Low, who was already active with Focus Media and was in the process of being appointed its chief financial officer, offered to invest their own capital in Allyes under the same terms that Focus Media was offering to Allyes’ management. By making this offer, Messrs. Jiang and Low attempted to show their confidence in Allyes’ business, so that they could encourage the remaining Allyes team to invest, stay in their positions, and commit to Allyes’ success. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives we are taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.

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

Transfer of Ownership When Permitted By Law

Pursuant to call option agreements, including in certain cases subsequent participation letters by our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries, our PRC operating affiliates, and their respective shareholders, the shareholders of each of our relevant PRC operating affiliates, which shareholders are individuals or entities designated by us, such PRC operating affiliates and their respective shareholders have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law.

Voting Arrangements

Pursuant to voting rights proxy agreements and in certain cases subsequent participation letters by our PRC operating affiliates, by and among certain of PRC operating subsidiaries, the PRC operating affiliates and their shareholders designated by us, the respective shareholders of the PRC operating affiliates have granted an individual designated by the PRC operating subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and all of their other voting rights as shareholders of the PRC operating affiliates, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates, or identity of those persons we can appoint as directors and officers.

Equity Pledge Agreements

Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by certain of our new PRC operating affiliates, by and among the relevant PRC operating subsidiaries, the relevant PRC operating affiliates, the relevant shareholder of the relevant PRC operating affiliates has pledged his equity interest in the relevant PRC operating affiliates, to certain of the PRC operating subsidiaries to secure his obligations under certain of the relevant contractual control agreements to which each is a party, such as the obligations of the relevant PRC operating affiliates and the relevant shareholders under the call option agreements and voting rights proxy agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate, without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreements may not be enforceable until we complete registration procedures with the local SAIC. See “Risk Factors — We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” elsewhere in this annual report.

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

On or about December 12, 2011, Plaintiff Tom Palny filed a putative class action lawsuit in the United States District Court for the Southern District of New York against us and certain of our current or former officers and directors. The complaint relates to certain allegations made by the firm Muddy Waters about the Company in a series of releases in November 2011, and alleges that the Company’s public filings, including the Company’s 2006, 2007, 2008, 2009 and 2010 Form 20-Fs, the Form F-1 and Prospectus filed in connection with the Company’s November 2007 secondary offering, and the Q3 2011 earnings press release, contain material misstatements and omissions. The complaint’s allegations, include, but are not limited to, alleged misrepresentations relating to the Company’s acquisition, write-down and divestiture of certain assets (including, without limitation, Allyes, OOH, and certain mobile handset companies), and the size and composition of the Company’s LCD display network. Defendants have not yet been served with the complaint. The Company intends to defend against this lawsuit vigorously as we believe we have meritorious defenses to the claims alleged. However, there can be no assurance that we will prevail in the lawsuit and any adverse outcome could have a material adverse effect on our business or results of operations.

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

B. Significant Changes

Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

•

On January 13, 2011, we purchased approximately 15,331,305 newly issued common shares of VisionChina at a price of US$3.979 per share, equivalent to US$3.979 per ADS. The purchase price was calculated as the greater of (1) the average closing price of VisionChina ADSs in the 20 trading days preceding the purchase plus $0.10 per share and (2) the closing price of VisionChina ADSs on the date immediately preceding the purchase plus $0.05 per share, which resulted in a per-share purchase price of $3.979. VisionChina Media’s mass transportation mobile television network and our office, residential, hypermarket and supermarket television networks and theater network are highly complementary to each other, which we believe will offer opportunities to bring integrated media solutions and greater media value to advertisers. This minority investment in VisionChina Media is very much in line with our established development strategy of focusing on growing and investing in our core businesses while reducing our non-core businesses, and does not indicate any change in our existing stated direction;

•

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement, as amended on May 30, 2011, with an entity GBL III Limited controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our subsidiary that controls our traditional billboard advertising business, in which GBL III Limited has agreed to acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities have agreed to purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. GBL III Limited has agreed to be entitled to nominate one designee to OOH’s board of directors and will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities. If these transactions are completed, we would hold a 51% indirect equity interest in OOH. We believe this partial stake disposal allows us to recoup a majority of the investments in OOH while retaining upside potential in the business. The contemplated transactions will terminate on January 31, 2012 if they have not closed by that date;

•	In May 2011, we appointed Kit Leong Low as our executive director while Alex Yang resigned his positions as our director and general manager; and

•

In the second half of 2011, we plan to make an initial investment of approximately $810,000 in exchange for a 51% stake in Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd. (“Enjoy”). At the same time, we also plan to enter into a service exchange contract with Enjoy. The service exchange contract will be negotiated on an arms-length basis and will be approved by our audit committee. We will have the first right of refusal to purchase an additional Enjoy stake in the event other shareholders decide to sell down their stake at an arms-length market price. We will also have the first right of refusal to participate in future rounds of financing by Enjoy. The remaining stakes are expected to be owned by two independent third parties.

•

On June 22, 2011, we announced an increase in the size of our share repurchase program to US$450 million and to extend the termination date of the repurchase plan to December 31, 2013. On July 6, 2011, we announced that we entered into an agreement with Fosun International to repurchase approximately 1,956,310 of our ADSs for approximately $60 million. On October 3, 2011, we announced our intention to increase the size of the share repurchase program from US$450 million to US$650 million while keeping the termination date of the repurchase plan at December 31, 2013. As of December 31, 2011, approximately $190 million remained available for the repurchase program.

•	In November 2011, we responded to allegations concerning our LCD display screen count and our historical acquisitions. In December 2011, we announced the results of surveys that our audit committee commissioned to audit our LCD display and poster frame networks. Both surveys concluded that our display count data was 99.9% accurate. In January 2012, we announced the results of a fullcount census that our audit committee commissioned to audit our LCD display network. The census concluded that our LCD display count data was 99.9% accurate.

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

Management Buy-in To Allyes

See Item 17.B — Related Party Transactions — Other Related Party Transactions.

Sale of Allyes

On July 30, 2010, we entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake Management, L.L.C., or Silver Lake, pursuant to which we sold to Silver Lake our entire remaining 62% ownership interest in our former Internet business, Allyes Online Media Holdings Limited and its consolidated subsidiaries and affiliates, collectively Allyes. Upon the closing of the transaction on August 3, 2010, Silver Lake paid us US$124 million, in exchange for the remaining equity ownership of Allyes held by Focus Media. Simultaneous with the signing of the agreement, certain other shareholders of Allyes also sold their interest in Allyes to Silver Lake, so that, following the series of transactions, Silver Lake owns a controlling stake in Allyes. We no longer hold any ownership interest in Allyes nor conduct any Internet advertising operations. Prior to voting on the transaction, the board considered an opinion of a third-party advisor stating that the deal was fair to shareholders from a financial perspective.

We sold our remaining interest in Allyes to Silver Lake to maximize value for our shareholders as we believe that the interests of our business were best served by focusing on our core out-of-home advertising network and selling the Allyes business at a price that we believe provided fair value to our company and our shareholders.

Share Repurchase from Fosun

On September 20, 2010, we repurchased approximately 11,915,944 of our ADS for approximately $236.7 million up to September 20, 2010, which included a privately negotiated repurchase of 9,523,810 ADSs from Fosun International for $200 million. On July 6, 2011, we announced that we entered into an agreement with Fosun International to further repurchase approximately 1,956,310 of our ADSs for approximately $60 million.

Share Purchase of VisionChina

On January 13, 2011, we purchased approximately 15,331,305 newly issued common shares of VisionChina at a price of US$3.979 per share, equivalent to US$3.979 per ADS. The purchase price was calculated as the greater of (1) the average closing price of VisionChina ADSs in the 20 trading days preceding the purchase plus $0.10 per share and (2) the closing price of VisionChina ADSs on the date immediately preceding the purchase plus $0.05 per share, which resulted in a per-share purchase price of $3.979. VisionChina Media’s mass transportation mobile television network and our office, residential, hypermarket and supermarket television networks and theater network are highly complementary to each other, which we believe will offer opportunities to bring integrated media solutions and greater media value to advertisers. This minority investment in VisionChina Media is very much in line with our established development strategy of focusing on growing and investing in our core businesses while reducing our non-core businesses, and does not indicate any change in our existing stated direction.

Disposal of 49% Interest in Traditional Outdoor Billboard Division

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement, as amended on May 30, 2011 with an entity (GBL III Limited) controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our outdoor media subsidiary, in which Goldman Sachs will acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities will purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. GBL III Limited will be entitled to nominate one designee to OOH’s board of directors and will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities. Upon completion of these transactions, we will hold a 51% indirect equity interest in OOH. We believe this partial stake disposal allows us to recoup a majority of the investments in OOH while retaining upside potential in the business.

Control Over Acquired Entities

We have entered into a series of agreements with the subsidiaries, affiliated entities and nominee shareholders of such affiliated entities of each of Target Media and Framedia that provide us with effective control over each of their respective affiliated entities while enabling the their businesses to be consolidated with the respective Cayman holding company of each such business and with us. See “Item 4.C Information on Our Company — Organizational Structure — Our Corporate Structure and Contractual Arrangements” and “ Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions — Agreements Among Us, Our PRC operating subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.

Share Subscription by JJ Media Investment Holding Limited

See Item 7.B — Related Party Transactions — Other Related Party Transactions.

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

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on our ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not our ordinary shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the Unites States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the Unites States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — “People’s Republic of China Taxation”, you may be subject to PRC withholding taxes on dividends paid to you with respect to our ordinary shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income form sources outside the United States and will generally constitute passive category income.

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

Taxation of Capital Gains

Subject to the discussion above under “Passive Foreign Investment Companies”, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your adjusted tax basis in the ordinary shares or ADSs. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares or ADSs. Any gain or loss you recognize will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — “People’s Republic of China Taxation”) and PRC tax were imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

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

	For the year ended December 31,
	2009	2010
	(in thousands, US dollar)
Audit Fees(1)	$1,260	$1,400
Audit-related Fees(2)	174	131
Tax Fees(3)	364	150
All Other Fees(4)	—	—

Total	$1,798	$1,681

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.
(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our transfer study activities.
(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.

Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent registered public accounting firm. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Repurchased	Average Price Paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,392,134	$15.36	2,393,134	$163,255,127
September 2010	9,523,810	$21.00	11,915,944	$63,255,117
December 2010	134,842	$22.25	12,050,786	$60,255,139

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. At the end of this program, we cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits

3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2**	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3†	Amended and Restated Deposit Agreement dated April 9, 2007 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-142820) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of the corporate structure under PRC law.

8.1*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

Exhibit Number	Description of Exhibits

10.4**	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5**	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd

10.6**	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.9**	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10**	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11**	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12**	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004. (Previously filed as Exhibit 10.10 to the Company’s registration statement on Form F-1 (File No.: 333- 146913), dated October 24, 2007.)

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004. (Previously filed as Exhibit 10.11 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003. (Previously filed as Exhibit 10.93 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communications Company, dated as of November 2004. (Previously filed as Exhibit 10.12 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.17**	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003. (Previously filed as Exhibit 10.20 to the Company’s registration statement on Form F-1 (File No.: 333- 125785), dated June 14, 2005.)

10.18**	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003. (Previously filed as Exhibit 10.21 to the Company’s registration statement on Form F-1
(File No.: 333-125785), dated June 14, 2005.)

10.19**	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003. (Previously filed as Exhibit 10.22 to the Company’s registration statement on Form F-1
(File No.: 333-125785), dated June 14, 2005.)

Exhibit Number	Description of Exhibits

10.20**	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.23 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.21**	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain then subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.13 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein. (Previously filed as Exhibit 10.98 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders. (Previously filed as Exhibit 10.97 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.50***	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Media Holdings Co., Ltd. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.70¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

Exhibit Number	Description of Exhibits

10.85[a]	Confirmation Letter, dated as of August 30, 2010, among Shanghai Focus Media Advertisement Co., Ltd., Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd.

10.98[b]	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.168[g]	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.181g†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182[a]	2010 Employee Share Option Plan.

10.183[a]	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184[a]	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185[a]	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186[a]	Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

10.187d	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

10.188Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

10.189[d]	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

10.190[z]	Securities Purchase Agreement by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein, dated December 30, 2010.

10.191[z]	Shareholders Agreement by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li and VisionChina Media Inc., dated January 13, 2011.

10.192[z]	Registration Rights Agreement by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited and Front Lead Investments Limited, dated January 13, 2011.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

Exhibit Number	Description of Exhibits

21.1[z]	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.
**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.
†	Previously filed with the Company’s negotiation statement on Form F-6 (File No. 333-142820), dated April 2, 2007.
***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.
¥	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.
a	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
b	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.
g	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
d	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated September 7, 2010 and incorporated by reference herein.
e	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated November 5, 2010 and incorporated by reference herein.
z	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference
††	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

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

Date: January 20, 2012

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2008		2009	2010
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Net revenues:
Advertising service revenue	$525,565,494		$396,863,987	$516,075,284
Other revenues	3,621,880		300,535	239,413

Total net revenues	529,187,374		397,164,522	516,314,697

Cost of revenues:
Advertising service cost	257,320,504		240,782,540	221,551,334
Other costs	1,722,996		290,663	138,700

Total cost of revenues	259,043,500		241,073,203	221,690,034

Gross profit	270,143,874		156,091,319	294,624,663

Operating expenses:
General and administrative	79,162,336		88,833,305	79,759,757
Selling and marketing	82,258,177		79,786,861	103,722,237
Impairment loss	377,629,012		63,646,227	5,736,134
Other operating expenses (income), net	183,113,307		13,111,043	(14,143,945)

Total operating expenses	722,162,832		245,377,436	175,074,183

Income (loss) from operations	(452,018,958)		(89,286,117)	119,550,480
Interest income	7,130,080		4,945,946	7,259,508
Investment loss	—		—	1,287,881

Income (loss) from continuing operations before income taxes	(444,888,878)		(84,340,171)	125,522,107
Income taxes	25,278,127		13,780,065	22,335,579

Net income (loss) from continuing operations	(470,167,005)		(98,120,236)	103,186,528
Net income (loss) from discontinued operations, net of tax	(300,670,962)		(111,612,420)	83,077,575

Net income (loss)	(770,837,967)		(209,732,656)	186,264,103
Less: Net income (loss) attributable to noncontrolling interests	(150,441)		3,524,388	1,990,626

Net income (loss) attributable to Focus Media Holding Limited Shareholders	$(770,687,526)		$(213,257,044)	$184,273,477

Income (loss) per share from continuing operations — basic	$(0.73	) $	(0.15)	$0.15

Income (loss) per share from continuing operations — diluted	$(0.73	) $	(0.15)	$0.14

Income (loss) per share from discontinued operations — basic	$(0.47	) $	(0.17)	$0.12

Income (loss) per share from discontinued operations — diluted	$(0.47	) $	(0.17)	$0.11

Income (loss) per share — basic	$(1.20	) $	(0.33)	$0.26

Income (loss) per share — diluted	$(1.20	) $	(0.33)	$0.25

Shares used in calculating basic income (loss) per share	643,989,522		651,654,345	707,846,570

Shares used in calculating diluted income (loss) per share	643,989,522		651,654,345	731,658,265

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollars, except share and per share data, unless otherwise stated)

	Ordinary shares	Ordinary shares Amount	Additional paid-in capital	Subscription receivables	Retained earning (accumulated deficit)	Accumulated other comprehensive income	Noncontrolling interests	Total equity	Comprehensive income (loss)
Balance at January 1, 2008	640,230,852	$32,020	$1,581,579,792	—	$236,718,179	$36,614,206	$1,913,248	$1,856,857,445	$—
Issuance of ordinary shares in connection with acquisitions	9,718,588	486	72,426,852	—	—	—	—	72,427,338	—
Issuance of ordinary shares pursuant to share option plans	9,073,980	468	10,710,833	—	—	—	—	10,711,301	—
Stock repurchase	(12,941,710)	(647)	(47,499,564)	—	—	—	—	(47,500,211)	—
Share-based compensation expense	—	—	42,615,166	—	—	—	—	42,615,166	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(1,967,393)	—	(1,967,393)	(1,967,393)
Capital injection from noncontrolling interest holders	—	—	—	—	—	—	213,706	213,706	—
Cumulative translation adjustments	—	—	—	—	—	37,241,171	129,277	37,370,448	37,370,448
Net loss	—	—	—	—	(770,687,526)	—	(150,441)	(770,837,967)	(770,837,967)

Balance at December 31, 2008	646,081,710	$32,327	$1,659,833,079	—	$(533,969,347)	$71,887,984	$2,105,790	$1,199,889,833	$(735,434,912)

Issuance of ordinary shares pursuant to share option plans	4,196,295	210	5,155,541	$(3,081,726)	—	—	—	2,074,025	—
Issuance of ordinary shares	75,000,000	3,750	142,421,250	—	—	—	—	142,425,000	—
Share-based compensation expense	—	—	66,503,134	—	—	—	—	66,503,134	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	1,391,800	—	—	—	839,704	2,231,504	—
Disposal of subsidiaries	—	—	—	—	—	(782,940)	(4,647,028)	(5,429,968)	—
Cumulative translation adjustments	—	—	—	—	—	(7,014,353)	5,465	(7,008,888)	(7,008,888)
Net loss	—	—	—	—	(213,257,044)	—	3,524,388	(209,732,656)	(209,732,656)

Balance at December 31, 2009	725,278,005	$36,287	$1,875,304,804	$(3,081,726)	$(747,226,391)	$64,090,691	$1,828,319	$1,190,951,984	$(216,741,544)

Issuance of ordinary shares pursuant to share option plans	12,910,550	646	596,821	2,990,742	—	—	—	3,588,209	—
Stock repurchase	(60,253,930)	(3,013)	(240,161,971)	—	—	—	—	(240,164,984)	—
Share-based compensation expense	—	—	45,591,618	—	—	—	—	45,591,618	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	3,817,579	—	—	(2,901,251)	13,273,615	14,189,943	—
Disposal of subsidiaries	—	—	—	—	—	(4,729,725)	(16,272,312)	(21,002,037)	—
Cumulative translation adjustments	—	—	—	—	—	21,880,014	144,090	22,024,104	22,024,104
Net income	—	—	—	—	184,273,477	—	1,990,626	186,264,103	186,264,103

Balance at December 31, 2010	677,934,625	$33,920	$1,685,148,851	$(90,984)	$(562,952,914)	$78,339,729	$964,338	$1,201,442,940	$208,288,207

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

1. Organization and Principal Activities

Focus Media Holding Limited (“Focus Media Holding” or the “Company”) and all of its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as “the Group”. The Group is mainly engaged in selling out-of-home advertising time slots on its network of flat-panel digital advertising (“LCD”) displays located in high traffic areas and in-store network. The Group is also engaged in providing advertising services on poster frames, on screens in movie theatres and on traditional outdoor billboards.

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

(e) Investments

The Group enters into asset management agreements to invest in debt and equity securities with commercial banks from time to time. Certain asset management agreements have a definite investment period. When the Group has both the positive intent and ability to hold these debt investments to maturity, it classifies them as held-to-maturity and records them at amortized cost. All held-to-maturity investments have remaining maturities of less than one year.

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

The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home digital advertising networks, the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

10. Goodwill

The Group’s goodwill primarily arises from the initial consideration paid and, for those acquisitions made prior to January 1, 2009, subsequent settlement of contingent consideration of our acquisitions. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2010 are as follows:

	LCD display network	Poster frame network	Internet advertising	Movie theater & traditional outdoor billboards	Total
Balance as of January 1, 2009	$—	$—	$30,699,525	$—	$30,699,525
Goodwill acquired during the year	1,100,903	—	—	—	1,100,903
Goodwill recorded as a result of contingent consideration resolved	1,992,683	30,396,719	16,208,898	33,249,508	81,847,808
Modification of original purchase price allocation	—	—	193,266	—	193,266
Goodwill impairment	—	(30,396,719)	(23,961,974)	(33,249,508)	(87,608,201)
Reclassified from assets held for sale	402,742,395	—	—	—	402,742,395
Disposal of subsidiaries	—	—	(18,867,217)	—	(18,867,217)
Translation adjustments	260,212	—	—	—	260,212

Balance as of December 31, 2009	406,096,193	—	4,272,498	—	410,368,691
Goodwill acquired during the year	—	3,958,444	—	—	3,958,444
Goodwill recorded as a result of contingent consideration resolved	5,038,676	15,551,019	—	—	20,589,695
Goodwill impairment	—	(5,736,134)	—	—	(5,736,134)
Disposal of subsidiaries	—	—	(4,272,498)	—	(4,272,498)
Translation adjustments	399,355	27,079	—	—	426,434

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$—	$425,334,632

The gross amount and accumulated impairment losses by segment as of December 31, 2009 and 2010 are as follows:

	LCD display network	Poster frame network	Internet advertising	Movie theater & traditional outdoor billboards	Total
Goodwill, gross	$406,158,216	402,660,409	$245,368,810	$24,836,040	$1,079,023,475
Accumulated impairment losses	(62,023)	(402,660,409)	(241,096,312)	(24,836,040)	(668,654,784)

Balance as of December 31, 2009	$406,096,193	$—	$4,272,498	$—	$410,368,691

	LCD display network	Poster frame network	Internet advertising	Movie theater & traditional outdoor billboards	Total
Goodwill, gross	$411,596,247	422,196,951	$—	$24,836,040	$858,629,238
Accumulated impairment losses	(62,023)	(408,396,543)	—	(24,836,040)	(433,294,606)

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$—	$425,334,632

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2010, 11,962,045 options and 38,957,925 restricted shares were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

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

A summary of the share option activities for the year ended December 31, 2010 is as follows:

	Weighted Number of shares	Weighted average exercise price	Remaining weighted average contract term (in years)	Aggregate intrinsic value
Options outstanding at January 1, 2010	15,642,620	$4.75
Forfeited	(3,261,095)	$5.28
Exercised	(419,480)	$1.24

Options outstanding at December 31, 2010	11,962,045	$4.33	5.31	$9,440,167
Options exercisable at December 31, 2010	11,962,045	$4.33	5.31	$9,440,167
Options vested or expected to vest at December 31, 2010	11,962,045	$4.33	5.31	$9,440,167

A summary of the restricted share activities for the year ended December 31, 2010 is as follows:

	Weighted Number of shares	Weighted Average Fair value
Restricted shares unvested at January 1, 2010	36,448,980	$2.24

Granted	15,000,000	$4.24
Vested	(12,491,055)	$2.24
Restricted shares unvested at December 31, 2010	38,957,925	$3.00

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

Composition of income tax expense

All of the Group’s income subject to income tax is generated within the PRC. The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2008	2009	2010
Current income tax expense	$32,133,257	$8,390,910	$21,970,299
Deferred income tax expense (benefit)	(6,855,130)	5,389,155	365,280

	$25,278,127	$13,780,065	$22,335,579

A reconciliation of the differences between statutory tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010
Statutory rate	25.00%	25.00%	25.00%
Effect of different tax rate of group entities operation in other jurisdiction	(3.17)%	(16.73)%	10.90%
Effect of different tax rate applicable to the subsidiaries and VIEs	0.96%	4.49%	(4.75)%
Effect of tax holiday	3.30%	3.46%	(13.22)%
Effect of non-deductible expenses	(33.38)%	(36.07)%	11.04%
Change in valuation allowance	1.47%	2.82%	(11.18)%
Additional tax paid due to conclusion of tax audit	(0.51)%	—	—
Others	0.65%	0.70%	—

Effective tax rate	(5.68)%	(16.33)%	17.79%

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

17. Commitments and Contingencies

{a} Leases commitments

The Group has entered into certain leasing arrangements relating to the placement of the flat-panel digital screens, poster frames and outdoor billboards in various locations, as well as advertisement time slots on movie screens prior to movie screening, where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for the years ending December 31, 2008, 2009 and 2010 were $153,755,774, $117,914,221 and $134,658,367, respectively.

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

18. Segment Information

The Group is mainly engaged in selling advertising time slots on its network of flat-panel digital advertising displays located in high traffic areas such as commercial locations and in-store network. The Group is also engaged in providing advertising services on poster frames, on screens in movie theatres and on traditional outdoor billboards.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment. The following table presents selected financial information relating to the Group’s segments:

2010:

	LCD	In-store	Poster frame network	Movie theater and traditional outdoor billboards	Eliminations	Total
Net revenue — external	$297,641,916	$37,777,154	$121,893,079	$59,002,548	$—	$516,314,697
Net revenue — intersegment	6,521,946	2,583,932	9,534,713	4,590,394	(23,230,985)	—

Total net revenues	304,163,862	40,361,086	131,427,792	63,592,942	(23,230,985)	516,314,697
Total cost of revenue	83,244,151	23,432,008	88,328,571	49,916,289	(23,230,985)	221,690,034

Gross profit	$220,919,711	$16,929,078	$43,099,221	$13,676,653	$—	$294,624,663

2009:

	LCD	In-store	Poster frame network	Movie theater and traditional outdoor billboards	Eliminations	Total
Net revenue — external	$208,799,072	$30,346,185	$98,962,486	$59,056,779	$—	$397,164,522
Net revenue — intersegment	26,383,298	3,523,819	994,136	1,056,743	(31,957,996)	—

Total net revenues	235,182,370	33,870,004	99,956,622	60,113,522	(31,957,996)	397,164,522
Total cost of revenue	99,191,242	24,169,858	102,728,558	46,941,541	(31,957,996)	241,073,203

Gross profit	$135,991,128	$9,700,146	$(2,771,936)	$13,171,981	$—	$156,091,319

2008:

	LCD	In-store	Poster frame network	Movie theater and traditional outdoor billboards	Eliminations	Total
Net revenue — external	$244,539,461	$60,719,416	$146,750,583	$77,177,914	$—	$529,187,374
Net revenue — intersegment	78,267,843	—	2,812,586	—	(81,080,429)	—

Total net revenues	322,807,304	60,719,416	149,563,169	77,177,914	(81,080,429)	529,187,374
Total cost of revenue	139,315,984	61,833,679	80,804,333	58,169,933	(81,080,429)	259,043,500

Gross profit	$183,491,320	$(1,114,263)	$68,758,836	$19,007,981	$—	$270,143,874

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

Major Customers

As of and for the years ended December 31, 2008, 2009 and 2010, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.

Major Service lines

The Group derives revenues from the following major service lines:

	For the years ended December 31
	2008		2009		2010
	$	% of total revenue	$	% of total revenue	$	% of total revenue
	(in thousand of U.S. dollars, except percentages)
Net revenue
LCD display network	$240,917,581	45.5%	$208,498,537	52.5%	$297,402,503	57.6%
In-store network	60,719,416	11.5%	30,346,185	7.6%	37,777,154	7.3%
Poster frame network	146,750,583	27.7%	98,962,486	24.9%	121,893,079	23.6%
Movie theater & Traditional outdoor billboards	77,177,914	14.6%	59,056,779	14.9%	59,002,548	11.4%

Advertising service revenue	525,565,494	99.3%	396,863,987	99.9%	516,075,284	99.9%
Equipment revenue	1,760,697	0.3%	300,535	0.1%	239,413	0.1%
Franchise revenue	1,861,183	0.4%	—	—	—	—

Total net revenue	$529,187,374	100.0%	$397,164,522	100.0%	$516,314,697	100.0%

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