Form 20-F/A
period 2010-12-31
Focus Media Holding LTD
filed 2012-02-13
CIK 1330017

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

Phone: +852-3752-8009

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

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
August	6.4036	6.4401	6.3778	6.3778
September	6.3885	6.3975	6.3780	6.3780
October	6.3710	6.3825	6.3534	6.3547
November	6.3564	6.3839	6.3400	6.3765
December	6.3482	6.3733	6.2939	6.2939
2012 (through February 3)	6.3053	6.3330	6.2940	6.3027
January	6.3119	6.3330	6.2940	6.3080
February (through February 3)	6.3040	6.3076	6.3017	6.3027

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

Currently, our consolidated variable interest entities hold certain leases used in the operation of our LCD digital display network. Operations using leases held by our PRC operating affiliates accounted for approximately 4% of our net revenues in 2010. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take certain actions, for example, transferring the equity ownership of our consolidated variable interest entities from our nominee shareholders to our WFOE operating subsidiaries, which may result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business.

Further, if our consolidated variable interest entities are deconsolidated and the PRC authorities did not allow us to transfer the operational assets of our consolidated variable interest entities to our WFOE operating subsidiaries, in order to continue operating the businesses of our consolidated variable interest entities, our consolidated variable interest entities may need to terminate the leases they hold and we may need to negotiate new leases for the underlying properties through our WFOE operating subsidiaries. Such termination and renegotiation may entail additional administrative and legal costs and we may not be able to obtain similarly favorable terms for such properties.

Furthermore, advertising businesses conducted by our WFOE operating subsidiaries are subject to certain risks associated with PRC laws and regulations on foreign investment in advertising businesses in China. See “—If the PRC government determines that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to penalties which may materially and adversely affect our business or financial condition.” Increasing the proportion of our business conducted by our WFOE operating subsidiaries increases our exposure to certain risks associated with such laws and regulations while mitigating other risks.

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

Jason Nanchun Jiang, as the 85% holder of Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, entered into contractual agreements among us, our PRC operating subsidiaries, and our PRC operating affiliates. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”. Under those agreements, Jason Nanchun Jiang is obligated to procure the consummation of the transactions contemplated thereunder, to maintain the valid existence of and obtainment and maintenance of all the requisite operation licenses by the relevant PRC operating affiliates, and to prevent the PRC operating affiliates from entering into any transaction that jeopardizes the assets, business operation, ownership structure and other rights of the PRC operating affiliates. As our chairman and chief executive officer, he also has fiduciary obligations to us under Cayman Islands law.

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

If the PRC government determines that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.

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

For the year ended December 31, 2010, approximately 96% of our net revenue was generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOEs, and 4% of our net revenue was generated by our PRC operating affiliates, which we control through contractual arrangements. All of the revenues generated by our indirect PRC operating subsidiaries may be distributed to our WFOEs as dividends without reliance on contractual arrangements between any of our entities. Such revenues may then be further distributed to offshore entities, including Focus Media Holding Limited, by our WFOEs following the applicable SAFE registrations and procedures. All of the revenues generated by our PRC operating affiliates are available to us for general business operations in China. Although we have been migrating business from the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate a portion of our advertising business for the foreseeable future, given the time and financial costs required for converting these PRC operating affiliates into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries. As of December 31, 2010, our PRC operating affiliates accounted for $438.8 million of our assets, of which $397.8 million consisted of goodwill associated with acquisitions conducted in the early stages of our corporate history. Excluding goodwill, assets of our PRC operating affiliates accounted for 3% of our total assets as of December 31, 2010.

Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates, including Focus Media Advertisement and its subsidiaries. Our PRC operating affiliates, which we control through contractual relationships are owned by either (i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. We have entered into contractual arrangements with certain of PRC operating affiliates and their respective shareholders pursuant to which we, through our PRC operating subsidiaries, cooperate with, and provide technical support services to, our PRC operating affiliates. In addition, we have entered into agreements with certain of our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.

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

The imposition of any of these penalties could result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business.

If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may be affected in a material and adverse way.

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

The imposition of any of these penalties could result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business.

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

Focus Media (China) Information Technology Co., Ltd. was incorporated on August 22, 2008 in one of the specific areas designated by the State Council, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media (China) Information Technology Co., Ltd. is exempted from the EIT for the two years ending December 31, 2010 and 2011 and will enjoy a 50% tax deduction for the next three years.

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

Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of December 31, 2010, the Renminbi had appreciated approximately 20.3% against the U.S. dollar since July 21, 2005. On February 3, 2012, the Renminbi was valued against the U.S. dollar at approximately RMB 6.3027 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from a low of $5.12 to a high of $65.10 per ADS and the last reported sale price on February 3, 2012 was $24.15. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Focus Media Holding Limited. Our principal executive offices are located at Unit No. 1 on the 20th Floor of The Centrium, 60 Wyndham Street, Central, Hong Kong, and our telephone number is +852-3752-8009. Our Internet website address is www.focusmedia.cn. Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, commenced operation of our out-of-home digital advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.

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

•

traditional outdoor billboards, which refers to a traditional advertising business of large outdoor billboards. This portion of our network is operated by Hua Kuang Advertising Company Limited (“Hua Kuang”), Shanghai OOH Advertisement Co., Ltd. and other PRC subsidiaries under Hua Kuang (collectively referred to as “OOH”). The OOH business consists of advertising services focused on giving advertisers access to traditional outdoor billboards. OOH owns or leases the billboards from landlords, and provides such billboards to the advertisers who want to put advertisements in such spaces. As we have historically been primarily a digital outdoor advertising company that places advertising assets in innovative locations, such as office lobbies and elevator banks, that target specific demographics and a company that directly owns (not leases) its outdoor media assets, the business of OOH is not considered a part of our core business.

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

LCD display network

The majority of views on our LCD display network occur in heavy-traffic areas of commercial office buildings. According to a report issued by Chinese market research firm CTR, which report we commissioned for a more than nominal fee, in 2011, approximately 70% of people who viewed Focus Media’s LCD screens did so in high-traffic office buildings. As of September 30, 2011, approximately 32% (LCD television screens only) and 30% (LCD television screens plus LCD digital 2.0 picture screens and LCD 1.0 picture frame devices) of the locations in the LCD network were commercial office buildings. As each location may include more than one display device, the number of display devices in commercial office buildings is slightly higher than the percentages above indicate. The locations in our LCD display network also include shopping malls, banks, hotels and other public areas. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2010, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 164,575 flat-panel displays placed in approximately 100 cities throughout China. Our LCD display network consists of LCD screens, LCD 2.0 digital picture screens and a small number of LCD 1.0 picture frame devices that carry the Focus Media logo. The LCD screens and LCD 2.0 digital pictures screens have the technical capacity to show video images as well as fixed images, whereas the LCD 1.0 picture frame devices only display fixed images. The LCD 1.0 picture frame devices are currently included in certain parts of the network in Tianjin, Kunming and Shijiazhuang, where a lack of adequate power sources and other technical limitations made the use of some traditional picture frame devices necessary. The LCD 1.0 picture frame devices in these three cities were developed by our LCD display network division and carry the Focus Media logo and, accordingly, are included as part of our LCD display network device count.

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

We have historically been primarily an advertising company that targets specific demographics using innovative digital advertising media in innovative locations, using assets we own. The media assets of our core businesses, such as our LCD display network and poster frame network, tend to be placed in locations such as commercial and residential buildings, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. Thus, in order to attract advertisers, landlords generally need to connect with us, and we may place advertisements on a large number of LCD screens and poster frames installed in the lobbies of such buildings across neighborhoods, entire cities or even nationwide. In addition, our core businesses primarily utilize digital media assets that can easily accommodate multiple advertisements in a given time period.

OOH is primarily an advertising company that targets a broader demographic with traditional advertising assets such as large traditional billboards placed on roads and streets. The assets of OOH tend to be much larger outdoor assets that individually may attract advertisers looking for a particular location for long stretches of time. OOH primarily relies on traditional media assets that only allow for one advertisement for a given time period.

Accordingly, our core LCD display network, poster frame and in-store networks serve a distinct purpose and attract advertisers with different needs than those who use the OOH assets. These distinctions between our core businesses, such as our LCD display network and poster frame network, and the traditional billboard network operated by OOH also result in a significantly different cost structures, with the OOH business having much lower gross margins due to greater competition and diffusion of control in the traditional outdoor billboard market.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and we may be required to restructure our business operations, which may require us to deconsolidate our consolidated variable interest entities. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take actions that result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens. See “Item 3.D Key Information — Risk Factors — Risks Relating to Compliance with PRC Law — Our failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure”, “ — If the PRC government determines that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “ — If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “ — We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

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

These regulations may affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all the shareholders in Focus Media Holding Limited who are PRC residents or have PRC residents as its beneficial owners to comply with any SAFE registration requirements, but we have no control over either our beneficial owners or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

C. Organizational Structure

Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, commenced operation of our out-of-home digital advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.

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

•

with regard to our movie theater advertising network, through Beijing Yangshisanwei Advertisement Co., Ltd. and Shanghai Zhenhao Advertising Co., Ltd., two subsidiaries with majority ownership held by Focus Media Advertisement, and Shanghai Focus Media Jingshi Advertisement Co., Ltd., an indirect subsidiary 100% owned, directly or indirectly by Focus Media Digital Information Technology (Shanghai) Co., Ltd.

Certain of our PRC operating subsidiaries and certain of our affiliated entities and their shareholders have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its shareholders. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”. As of December 31, 2009 and 2010, the assets operated by our PRC operating affiliates amounted to approximately $441.5 million and $438.8 million, respectively, consisting of $395.4 million and $397.8 million of goodwill, respectively, associated with acquisitions conducted in the early stages of our corporate history. Excluding goodwill, assets of our PRC operating affiliates accounted for 3% of our total assets as of December 31, 2009 and December 31, 2010. All of the revenues generated by our PRC operating affiliates are generally available for us for general business operations in China. Accordingly, we have become increasingly less reliant on the entities that we control through contractual arrangements, and the substantial majority of our revenues and profits are currently generated through entities that are our indirect subsidiaries.

The following chart shows our organizational structure of our material subsidiaries and affiliates.

(1)	Please see the table immediately following these footnotes for more a complete list of the relevant subsidiaries under the appropriate headings.
(2)	Loans used to capitalize our PRC operating companies and to facilitate our control over them. As Focus Media Advertisement is established and directly owned by two individuals and the other PRC operating affiliates are established and directly owned by Focus Media Advertisement, we partially capitalize these entities by lending money to the two individuals pursuant to a loan agreement. As of December 31, 2010, the aggregate amount of the loans to capitalize these entities was RMB40.5 million (US$6.1 million).
(3)	Agreements that give us effective control over our PRC operating affiliates, consisting of call option agreements and voting rights proxy agreements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions and — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”
(4)	Equity pledge agreements secure our shareholders’ obligations under the call option agreements and voting rights proxy agreements. Under the equity pledge agreements, we are entitled to the economic benefits of Focus Media Advertisement and the other PRC operating affiliates. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

The following table sets forth a list of the material entities described in the chart above. It includes our active entities based in China.

Company Name	Shareholding	Business Line
FOCUS MEDIA HONG KONG OPERATING SUBSIDIARIES

Chizhong Information Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

Focus Media (China) Information Technology Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

Focus Media Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

Focus Media Digital Information Technology (Shanghai) Co., Ltd.	Focus Media Technology (Shanghai) Co., Ltd.: 90% Focus Media (China) Information Technology Co., Ltd.: 10%	LCD advertising business (including in-store network)

Shanghai Focus Media Defeng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai Yuanchi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Focus Media Culture Communication Co., Ltd.	Shanghai Focus Media Defeng Advertisement Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai Yuanchi Culture Communication Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd.: 100%	Poster frame advertising business

Other Subsidiaries of Focus Media Digital Information Technology (Shanghai) Co., Ltd.

Beijing Focus Media Wireless Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Providing technical support for the LCD advertising business

Changsha Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Foshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Ha’erbin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Haerbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Company Name	Shareholding	Business Line
Ha’erbin Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Ha’erbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	Poster frame advertising business

Ha’erbin Xingaoduan Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Hebei Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 63% Hebei Life Fashion Advertisement Co., Ltd.: 37% (unrelated third party)	LCD advertising business (including instore network)

Huichun Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jilin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jilin Guanghua Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jinan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Lanzhou Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including instore network)

Liaoning Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame Advertising business

Ningbo Jiangdong Longdi Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Qingdao Mubiao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Chizhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Dahan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai On-Target Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Focus Media Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Movie theatre advertising business

Shanghai Framedia Advertising Development Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Company Name	Shareholding	Business Line
Shanghai Honghao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Jingxuan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Lizhu Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai New Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai New Structure Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhiyi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhuosheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanxi Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shenyang Wanhai Qianzhou Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Sichuan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Suzhou Huayun Media Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Taiyuan Framedia Juzhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Tianjin Focus Media Tongsheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Xiamen Hongxin Coastline Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Zhengzhou Focus Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Zhongshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Company Name	Shareholding	Business Line
HUA KUANG ADVERTISING COMPANY LTD. OPERATING SUBSIDIARIES

Shanghai OOH Advertisement Co., Ltd.	Hua Kuang Advertising Company Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanrui Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Other Subsidiaries of Shanghai OOH Advertisement Co., Ltd.

Beijing Chuanzhi OOH Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanxin Software Technology Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanzhi Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Ruili Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Subsidiaries of Shanghai Chuanrui Advertisement Co., Ltd.

Nanjing Boxintong Culture & Communication Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Chang Yao: 49% (unrelated third party)	Outdoor billboard advertising

Qingdao Aohai Ruizhi Advertisement Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Lewei Li: 16% (unrelated third party) Yong Han: 18% (unrelated third party) Deliang Ding: 15% (unrelated third party)	Outdoor billboard advertising

FOCUS MEDIA ADVERTISEMENT OPERATING AFFILIATES

Shanghai Focus Media Advertisement Co., Ltd. (“Focus Media Advertisement”)	Jason Nanchun Jiang: 85% (designated by us) Jimmy Wei Yu: 15% (designated by us)	LCD advertising business (including in-store network)

Shanghai Focus Media Advertising Agency Co., Ltd. (“Focus Media Advertising Agency”)	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Other Subsidiaries of Focus Media Advertisement

Beijing Yangshisanwei Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 10% (unrelated third party) Qingyong Zhang: 2% (unrelated third party)	Movie theatre advertising business

Changsha Focus Media Shiji Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Company Name	Shareholding	Business Line
Dalian Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Fuzhou Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Fuzhou Mingzheng Culture & Communication Co., Ltd.: 30% (unrelated third party)	LCD advertising business (including in-store network)

Guizhou Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

Nanjing Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Biao Wang: 10% (unrelated third party)	LCD advertising business (including in-store network)

Qingdao Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 60% Shanghai Jiefang Media Investment Co., Ltd.: 15% (unrelated third party) Shanghai Yuxuan Enterprise Investment Management Co., Ltd: 25% (unrelated third party)	LCD advertising business (including in-store network)

Shanghai Zhenhao Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 12% (unrelated third party)	Movie theatre advertising business

Suzhou Focus Media Communication and Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

Xi’an Focus Media Advertising & Information Company Ltd.	Focus Media Advertisement: 70% Junrong Zhang: 30% (unrelated third party)	LCD advertising business (including in-store network)

Zhuhai Focus Media Culture and Communication Company Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Subsidiaries of Focus Media Advertisement and Focus Media Advertising Agency

Dongguan Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)
Hefei Fukesi Advertising Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

Jinan Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD advertising business (including in-store network)

Company Name	Shareholding	Business Line
Shenyang Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Focus Media Advertising Agency: 30%	LCD advertising business (including in-store network)

Sichuan Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

Wuhan Geshi Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 75% Focus Media Advertising Agency: 25%	LCD advertising business (including in-store network)

Xiamen Focus Media Advertising Company Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

Yunnan Focus Media Co., Ltd.	Focus Media Advertisement: 89.5% Focus Media Advertising Agency: 10.5%	LCD advertising business (including in-store network)

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD advertising business (including in-store network)

Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 85% Focus Media Advertising Agency: 15%	LCD advertising business (including in-store network)

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

Our advertising business is currently provided partly through contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement, certain of its subsidiaries and their respective shareholders designated by us. A substantial portion of the operations of our LCD display network, poster frame network and traditional billboard network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries, and accordingly are not reliant on the contractual arrangements described herein. Accordingly, our advertising services are currently conducted by our indirect PRC operating subsidiaries and our PRC operating affiliates which are currently owned or controlled by (i) individuals designated by us, or (ii) one or more PRC entity or entities owned by our other consolidated affiliates or (iii) a combination of individuals designated by us and entities owned by our other consolidated affiliates. Our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. For the year ended December 31, 2010, approximately 96% of our net revenue was generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOEs, and 4% of our net revenue was generated by our PRC operating affiliates, which we control through contractual arrangements.

While certain of our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we use certain our PRC operating affiliates to operate a portion of our advertising business until we acquire them as our wholly-owned subsidiaries. Certain of our PRC operating subsidiaries have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in advertising businesses, we could be subject to severe penalties. See “Item 3.D Key Information — Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — If the PRC government determines that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “— We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

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

•

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement with an entity (GBL III Limited) controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our subsidiary that controls our traditional billboard advertising business, in which GBL III Limited agreed to acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities agreed to purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. The contemplated transactions were terminated early February 2012 and we continue to hold a 100% interest in OOH and the traditional billboard business.

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

Traditional Outdoor Billboard Networks

Our advertising revenue derived from our traditional outdoor billboard networks is directly affected by the number of outdoor billboards which we have leased and our expansion into additional locations. The assets of OOH tend to be much larger outdoor assets that individually may attract advertisers looking for a particular location for long stretches of time. By contrast, our core businesses tend to target specific demographics in innovative locations, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. These distinctions between our core businesses and the traditional billboard network operated by OOH result in significantly different cost structures, with the OOH business having much lower gross margins due to greater competition and diffusion of control in the traditional outdoor billboard market.

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

Consolidation

The Group conducts substantially all of its operations through its PRC operating subsidiaries. In the past, due to PRC government restrictions that apply to foreign investment in China’s advertising industry, the Group established separate legal entities through which it conducts its advertising business in China by the use of nominee shareholders. The Company established a controlling financial interest in the entities through a series of contractual arrangements pursuant to which the nominal shareholders of the entities have assigned all of their voting rights and economic interests underlying their equity interests to the PRC operating subsidiaries. See “Item 4.C Business — Overview — Our Corporate Structure and Contractual Arrangements” and “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.

As a result of these contractual arrangements the Company has the ability and intention to exercise control over the entities and the right and obligation to absorb substantially all of their profits and losses. Therefore, we have concluded that we are the primary beneficiary of the entities and have consolidated the entities since the date of execution of the contractual arrangements. This conclusion is predicated on the assumption that the contractual arrangements are legally enforceable, which the Company has determined based on the advice of legal counsel. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D Key Information — Risk Factors — Risks Relating to Compliance with PRC Law”. Should the government find that the contractual arrangements that establish the structure for operating our PRC advertising business do not comply with PRC laws and regulations applicable to us and our PRC operating subsidiaries and affiliates, we could be subject to severe penalties and would need to consider the impact on our ability to control and thus consolidate the entities.

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

Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd., qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoys a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. The Company’s 100% owned subsidiary, Focus Media (China) Information Technology Co., Ltd. was incorporated on August 22, 2008 in Shanghai Pudong New Area, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media (China) Information Technology Co., Ltd. is exempted from the EIT for the two years ending December 31, 2010 and 2011 and enjoys a 50% deduction for the next three years.

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

Acquired Entity	Date of acquisition	Date of disposition	Estimated maximum amount of earn-out consideration provisions as of December 31, 2008	Area of operations
			(in thousands of US$)
Catchstone	April 16, 2007	December 22, 2009	4,579	Internet Advertising
Wangmai	September 1, 2007	December 14, 2009	11,270	Internet Advertising
WonderAd	September 15, 2007	November 30, 2009	24,500	Internet Advertising
Jiahua	August 15, 2007	December 1, 2009	8,640	Internet Advertising
Jichuang	December 1, 2007	August 24, 2009	2,523	Internet Advertising
1024	March 1, 2008	December 18, 2009	8,489	Internet Advertising
Dongguan Yaya	October 1, 2007	February 28, 2009	3,739	Mobile handset advertising
Tuo Jia	February 28, 2007	August 30, 2009	18,000	Outdoor Billboard
Zhuhai Framdia	January 1, 2008	July 31, 2009	3,807	Poster Frame
Beijing Campus Framedia	December 31, 2006	March 30, 2009	—	Poster Frame
Shantou Framedia	January 1, 2008	January 30, 2009	—	Poster Frame
iResearch	May 1, 2007	July 31, 2010	2,250	Internet Advertising
Hua Guang OOH(1)	May 15, 2007	N/A	22,821	Outdoor Billboard
ACL(2)	September 30, 2006	N/A	—	Movie Theatre
Hangzhou Framedia(1)	January 31, 2007	N/A	13,623	Poster Frame
Jiangsu Framedia(1)	December 31, 2006	N/A	13,088	Poster Frame
Liaoning Framedia(3)	December 31, 2006	N/A	9,312	Poster Frame
Wuhan Framedia(3)	December 31, 2006	N/A	7,261	Poster Frame
Zhonglian Framedia(3)	September 1, 2007	N/A	17,665	Poster Frame
Sichuan Framedia(3)	January 1, 2008	N/A	10,546	Poster Frame
Zhengzhou Framedia(1)	September 30, 2007	N/A	6,973	Poster Frame
Changsha Framedia(1)	January 1, 2008	N/A	18,987	Poster Frame
Haerbin Focus Media(1)	March 1, 2007	N/A	4,452	LCD
Zhengzhou Focus Media(1)	October 1, 2006	N/A	3,357	LCD
Shijiazhuang Focus Media(1)	December 1, 2006	N/A	2,635	LCD
Jilin Focus Media(1)	January 15, 2007	N/A	2,661	LCD
Lanzhou Focus Media(1)	September 15, 2007	N/A	1,867	LCD

Total			223,045

(1)	Not terminated nor re-negotiated.
(2)	No contingent consideration is estimated as ACL was loss making.
(3)	Renegotiated.

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

Further, as a result of PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2010, the amount of these restricted portions was approximately $179.5 million. The assets attributable to our PRC operating affiliates primarily relate to operations conducted early in our corporate history in light of limitations on foreign ownership in the advertising industry. During that period, we conducted significant acquisitions through our PRC operating affiliates. As of December 31, 2010, the assets associated with such affiliates totaled $438.8 million, of which goodwill associated with such acquisitions was $397.8 million. Subsequently, over time, our indirect PRC operating subsidiaries obtained the requisite licenses to operate in the advertising industry. Accordingly, we gradually shifted our business and most of the operating contracts for our business, including certain revenue-generating advertising contracts, to entities in which we hold equity interests, our indirect PRC operating subsidiaries. As a result, the PRC operating affiliates now account for 4% of our revenue and, excluding goodwill, assets of our PRC operating affiliates account for 3% of our total assets. This has allowed us to significantly reduce our exposure to risks associated with our PRC operating affiliate structure. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future, See “Risk Factors — We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

We have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters if the PRC operating affiliates are owned by individuals or entities other than our 100% indirect subsidiaries or 100% consolidated operating affiliates. The PRC operating affiliates will be subject to administrative penalties if they fail to renew their respective licenses before the end of its operating term. However, the expiration of the operating term will not automatically invalidate the PRC operating affiliates or limit their respective capacity to perform their respective contractual obligations.

Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. Such agreements may be terminated by an agreement of all parties thereto. None of these arrangements provide our PRC operating affiliates with a right to exit with the payment of termination fees. However, the parties do possess certain statutory rights under PRC Contract Law to unilaterally terminate an agreement. In addition, subject to varied interpretation of laws, the shareholders of the PRC operating affiliates could be deemed to have the right to unilaterally terminate the voting rights proxy, provided that sufficient compensation is paid to the PRC operating subsidiary for its loss.

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

The shareholders of the PRC operating affiliates agree that without the prior written consent of the relevant PRC operating subsidiary, they will not:

•	transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate;

•	increase or decrease the registered capital of the relevant PRC operating affiliate;

•	dispose or cause the management to dispose any asset of the PRC operating affiliate except in ordinary course of business;

•	terminate or cause the management to terminate, or enter into any other agreements in conflict with the existing material contracts of the PRC operating affiliate;

•

cause the PRC operating affiliate to conduct any transactions that may substantively affect the asset, liability, business operation, equity structure, and other legal rights (except those occurring during the arm’s length operations or daily operation, or having been disclosed to and approved by the relevant PRC operating subsidiary in writing);

•	appoint or cancel or replace any directors, supervisors or any other senior management personnel of the PRC operating affiliate;

•	declare or receive any distribution of the dividends of any PRC operating affiliate;

•	amend the articles of association of the PRC operating affiliate; or

•

allow the PRC operating affiliate to lend or borrow any money, or provide guarantees or engage in the provision of security in any other forms, or bear any substantial obligations other than on the arm’s length basis.

They also agree that they will ensure that the respective PRC operating affiliate validly exists and prevent it from being terminated, liquidated or dissolved and that they will make best efforts to develop the business of the relevant PRC operating affiliate, and ensure that the operations of the PRC operating affiliate are legal and in compliance with the regulations and that it does not engage in any actions or omissions which might harm the PRC operating affiliate’s assets or its goodwill or affect the validity of the operation permits of the PRC operating affiliate.

The relevant PRC operating affiliates and their respective shareholders are not allowed to unilaterally terminate the agreement, unless otherwise permitted by law or the agreement. The agreement shall terminate with respect to a given shareholder when all the equity of the PRC operating affiliates held by him is legally transferred to the relevant PRC operating subsidiary or another entity or individual designated by the relevant PRC operating subsidiary in accordance with the provisions of the agreement. After the termination of the agreement in respect to such shareholder, the agreement continues to be fully valid in respect to other shareholders of the PRC operating affiliates. The agreement provides the relevant parties with the following contractual right of termination: in case of any substantial breach by any party of any covenants or obligations under the agreement, the non-breaching party which has suffered damages is entitled to terminate the agreement, if the breaching party fails to rectify the breach or take any remedial actions within 10 days after the nonbreaching party notifies the breaching party and requests for rectification. The relevant PRC operating subsidiary is not bound by material obligations or material covenants under the agreement.

Voting Arrangements

Pursuant to voting rights proxy agreements and in certain cases subsequent participation letters by our PRC operating affiliates, by and among certain of PRC operating subsidiaries, the PRC operating affiliates and their shareholders designated by us, the respective shareholders of the PRC operating affiliates have granted an individual designated by the PRC operating subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and all of their other voting rights as shareholders of the PRC operating affiliates, as provided under the articles of association of each such entity, such as matters related to the appointment of directors and senior management of the PRC operating affiliates, the transfer of their respective equity interests in the PRC operating affiliates, distributing dividends or other proceeds from the PRC operating affiliates, formulating the business plans and investment plans of the PRC operating affiliates, increasing or decreasing the capital of the PRC operating affiliates, the issuance of corporate bonds, mergers, divisions, change of corporate forms, dissolution or liquidation of the PRC operating affiliates and amendments to the articles of incorporation of the PRC operating affiliates. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates, or identity of those persons we can appoint as directors and officers. In addition, the PRC operating affiliates have an obligation to provide the individual designated by the PRC operating subsidiaries with access to and the ability to inspect records of certain information, including information regarding the PRC operating affiliates’ operation, business, clients, and finance.

The relevant PRC operating affiliates and their respective shareholders are not allowed to unilaterally terminate the agreements before expiry of their terms, unless otherwise permitted by law or the agreement. The term of the agreements shall be automatically renewed on an annual basis unless the relevant PRC operating subsidiary issues a prior notice in writing to other parties of the cancellation of such renewal. The agreements provide the relevant parties with the following contractual right of termination: in case of any substantial breach by any party of any covenants or obligations under the agreement, the non-breaching party which has suffered damages is entitled to terminate the agreement, if the breaching party fails to rectify the breach or take any remedial actions within 10 days after the non-breaching party notifies the breaching party and requests for rectification. The relevant PRC operating subsidiary is not bound by material obligations or material covenants under the agreement.

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

The respective shareholders of the PRC operating affiliates, who act as borrowers under the agreements, do not have unilateral termination rights. The relevant PRC operating subsidiary, who acts as lender, may unilaterally demand that the relevant shareholders of the PRC operating affiliates repay the loan before expiry of the 10-year loan term. However, the respective loans cannot be repaid by the borrower before their respective maturities without written approval from the lenders.

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

•

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement with an entity (GBL III Limited) controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), our subsidiary that controls our traditional billboard advertising business, in which GBL III Limited agreed to acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities agreed to purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. The contemplated transactions were terminated early February 2012 and we continue to hold a 100% interest in OOH and the traditional billboard business;

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

	SALE PRICE
	HIGH	LOW
	US$	US$
2007	66.30	33.50
2008	59.37	6.18
2009	10.35	4.84
2010	27.27	12.26
First Quarter	18.72	12.26
Second Quarter	18.48	14.36
Third Quarter	24.68	14.94
Fourth Quarter	27.27	20.60
2011	37.58	8.79
First Quarter	30.73	21.91
Second Quarter	37.58	25.77
Third Quarter	34.51	26.82
Fourth Quarter	32.93	8.79
August	34.51	26.82
September	32.93	16.54
October	27.91	15.76
November	28.60	8.79
December	22.87	18.11
2012 (through February 3)	24.20	18.03
January	22.98	18.03
February (through February 3)	24.20	20.24

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

Date: February 13, 2012

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