Form 20-F/A
period 2010-12-31
Focus Media Holding LTD
filed 2012-04-24
CIK 1330017

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

In December 2008, we disposed of our in-store advertising operations of CGEN, which resulted in a $190.5 million disposal loss, which includes the write-off of the carrying value of intangible assets and goodwill of $39.5 million and $145.6 million, respectively. This disposal loss was recorded as other operating expense in the consolidated statement of operations. Also in 2008, the disposal of our mobile handset advertising business due to changes in market conditions and the regulatory environment resulted in a loss from disposal of $92.1 million. In September 2009, we terminated our agreement of December 2008 to sell substantially all of the assets of our advertising networks using flat-panel digital displays, in-store and poster frame to SINA. In 2008, these assets were accounted for as assets-held-for-sale and their results were presented as discontinued operations. Following the termination of the agreement in September 2009, these assets have been reclassified as assets-held-for-use and the results have been presented as continuing operations for all periods presented.

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

	For the years ended December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues:(1)
LCD displays	$141,472	$183,528	$240,918	$208,499	$297,403
In-store	26,907	27,444	60,719	30,346	37,777
Poster frame(2)	40,904	85,472	146,751	98,962	121,893
Movie theatre and traditional outdoor billboard	690	37,305	77,178	59,057	59,003
Other(3)	1,932	1,115	3,622	300	239

Total net revenues	211,905	334,864	529,188	397,164	516,315

Cost of revenues:
LCD displays	48,128	51,850	78,728	76,128	67,374
In-store	18,106	23,502	61,834	24,170	23,432
Poster frame(2)	13,621	28,086	59,815	95,401	84,487
Movie theatre and traditional outdoor billboard	760	28,496	56,944	45,085	46,258
Other(3)	765	798	1,723	290	139

Total cost of revenues	81,380	132,732	259,044	241,074	221,690

Gross profit	130,525	202,132	270,144	156,090	294,625
Operating expenses:
General and administrative	25,723	42,452	79,162	88,833	79,760
Selling and marketing	25,762	53,523	82,258	79,787	103,722
Impairment loss	—	—	377,629	63,646	5,736
Other operating expenses (income), net	(1,051)	(7,615)	183,113	13,111	(14,144)

Total operating expenses	50,434	88,360	722,162	245,377	175,074
Income (loss) from operations	80,091	113,772	(452,018)	(89,287)	119,551
Investment loss	—	—	—	—	1,288
Interest income	4,255	9,239	7,130	4,946	7,260
Interest expense	—	(17)	—	—	—

Income (loss) from continuing operations before income taxes	84,346	122,994	(444,888)	(84,341)	125,523
Income taxes	1,044	5,912	25,278	13,780	22,336

Net income (loss) from continuing operations	83,302	117,082	(470,166)	(98,121)	103,187
Net income (loss) from discontinued operations, net of tax	—	28,048	(300,672)	(111,612)	83,078

Net income (loss)	83,302	145,130	(770,838)	(209,733)	186,265
Less: Net income (loss) attributable to noncontrolling interests	105	694	(150)	3,524	1,991

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$83,197	$144,436	$(770,688)	$(213,257)	$184,274

Income (loss) per share from continuing operations — basic	$0.16	$0.20	$(0.73)	$(0.15)	$0.15

Income (loss) per share from continuing operations — diluted	$0.16	$0.19	$(0.73)	$(0.15)	$0.14

Income (loss) per share from discontinued operations — basic	$0.00	$0.05	$(0.47)	$(0.17)	$0.12

Income (loss) per share from discontinued operations — diluted	$0.00	$0.05	$(0.47)	$(0.17)	$0.11

Income (loss) per share — basic	$0.16	$0.24	$(1.20)	$(0.33)	$0.26

Income (loss) per share — diluted	$0.16	$0.24	$(1.20)	$(0.33)	$0.25

Shares used in calculating basic income (loss) per share	505,411,079	590,387,396	643,989,522	651,654,345	707,846,570

Shares used in calculating diluted income (loss) per share	521,536,381	608,326,450	643,989,522	651,654,345	731,658,265

	As of December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$164,611	$450,416	$142,434	$568,159	$454,476
Other current assets(4)	78,712	431,043	665,137	269,279	397,885
Non-current assets	862,919	1,258,079	724,723	556,005	531,799
Total assets	1,106,242	2,139,538	1,532,294	1,393,443	1,384,160
Total current liabilities	51,837	276,287	318,864	197,056	172,719
Total non-current liabilities	3,303	6,394	13,540	5,435	9,998
Total liabilities	55,140	282,681	332,404	202,491	182,717
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2006, 2007, 2008, 2009 and 2010; 534,896,873, 640,230,852, 646,081,710, 725,278,005 and 677,934,610 shares issued and outstanding in 2006, 2007, 2008, 2009 and 2010, respectively)	27	32	32	36	34
Other equity	1,050,717	1,854,912	1,197,752	1,189,088	1,200,445
Total Focus Media Holdings Limited shareholders’ equity	1,050,744	1,854,944	1,197,784	1,189,124	1,200,479
Noncontrolling interests	358	1,913	2,106	1,828	964
Total equity	1,051,102	1,856,857	1,199,890	1,190,952	1,201,443

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $14.4 million, $20.3 million, $24.7 million, $20.6 million and $31.0 million in 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our in-store network amounted to $2.8 million, $2.8 million, $6.3 million, $3.2 million and $4.0 million for 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our poster frame network amounted to $4.0 million, $7.9 million, $13.9 million, $9.6 million and $12.2 million, for 2006, 2007, 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $2.8 million, $1.5 million and $2.8 million for 2008, 2009 and 2010, respectively. Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 4.0% of our gross advertising service revenue. Commencing from January 1, 2011, the maximum cultural industries tax levied was reduced from 4% to 3%.
(2)	The net revenues and cost of revenues from our poster frame network include the respective net revenues and cost of revenues derived from our LCD 1.0 picture frame devices.
(3)	Other revenue and cost is related to sale of advertising equipment to business partners and is combined in revenue and cost of LCD display network in Note 18, “Segment Information”, to consolidated financial statements under Item 18.
(4)	Other current assets equal to total current assets less cash and cash equivalents.

In our earnings release for the fourth quarter and full year 2011 released on March 19, 2012, we announced a change in classification of the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division, and we are now revising the data for years 2006, 2007, 2008, 2009 and 2010 to reflect this change in categorization and thereby align our operating and financial data with respect to the LCD 1.0 picture frame devices. In order to help investors gain a better understanding of our media platform and the differentiations between different types of devices, and to align this operating metric with our internal financial reporting, starting from the fourth quarter of 2011 the Company has decided, for screen count purposes, to re-categorize the LCD 1.0 picture frame devices from the LCD display network into the poster frame network. Historically, for screen count purposes the Company categorized the LCD 1.0 picture frame devices in the division of LCD display network because those devices were developed by the Company’s LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have been and continue to be categorized under the poster frame network.

We are providing the following breakdown of operating data to clarify these changes and will use this method of classification going forward.

	As of December 31
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars)

Selected Operating Data:
Number of LCD screens in our LCD display network:
— Our direct cities(1)	78,918	82,375	86,961	90,645	96,506
— Our regional distributors(2)	5,197	4,765	5,436	5,411	6,659
Total number of LCD screens(1)	84,115	87,140	92,397	96,056	103,165
Number of LCD 2.0 digital picture screens	—	20,210	26,291	26,337	33,333
Total displays in the LCD display network(1)	84,115	107,350	118,688	122,393	136,498
Number of displays in our in-store network(3)	38,742	49,452	42,824	44,517	48,179
Number of stores in our in-store network(3)	3,898	4,063	3,275	3,097	2,858
Number of installed frames in our poster frame network(1)(4)
Frame 1.0 picture frames(1)	101,129	184,597	299,514	233,717	328,089
Frame 2.0 digital picture screens	—	10,819	34,195	35,972	35,810
Total displays in the poster frame network(1)	101,129	195,416	333,709	269,689	363,899

(1)	Pursuant to the re-classification described above, the data presented here reflect the re-classification of 1,345, 4,948, 9,345, 8,613 and 28,077 LCD 1.0 picture frame devices as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively, from the LCD display network to the poster frame network under Frame 1.0 picture frames to align our operational and financial data.
(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.
(3)	Operating data for our in-store network does not include data from CGEN’s business and operations.
(4)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.

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

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
October	6.3710	6.3825	6.3534	6.3547
November	6.3564	6.3839	6.3400	6.3765
December	6.3482	6.3733	6.2939	6.2939
2012 (through April 13)	6.3003	6.3330	6.2935	6.3022
January	6.3119	6.3330	6.2940	6.3080
February	6.2997	6.3120	6.2935	6.2935
March	6.3125	6.3315	6.2975	6.2975
April (through April 13)	6.3048	6.3123	6.2975	6.3022

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

In order to conduct our business operations through our indirectly wholly-owned operating subsidiaries in China, which we collectively refer to as our PRC operating subsidiaries, and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, also referred to as our variable interest entities, or VIEs, we are required to comply with a range of PRC laws and regulations, including laws and regulations applicable to contractual arrangements among our operating subsidiaries and affiliates, requirements to register the equity pledges relating to those contractual arrangements, other registration requirements under State Administration for Industry and Commerce, or SAIC, rules and regulations, and obligations by us, our management and our PRC shareholders or beneficial owners to comply with the State Administration of Foreign Exchange, or SAFE, registration and disclosure requirements.

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

As of December 31, 2010, our PRC operating affiliates accounted for $438.8 million of our assets, of which $397.8 million consisted of goodwill associated with acquisitions conducted in the early stages of our corporate history. Excluding goodwill, assets of our PRC operating affiliates accounted for 3% of our total assets as of December 31, 2010, composed primarily of cash and cash equivalents, rental deposits and accounts receivable, offset by accrued expenses and other current liabilities.

Currently, our consolidated variable interest entities hold certain leases used in the operation of our LCD display network. Operations using leases held by our PRC operating affiliates accounted for approximately 4% of our net revenues in 2010. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take certain actions, for example, transferring the equity ownership of our consolidated variable interest entities from our nominee shareholders to our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE operating subsidiaries, which may result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business. If we are unable to continue operating the businesses using the leases held by our PRC operating affiliates and unable to renegotiate new leases through our PRC operating subsidiaries, we may not be able to collect the 4% of our net revenues currently derived from our PRC operating affiliates. In addition, we may lose access to the assets of our PRC operating affiliates, excluding goodwill, which represent 3% of our total assets.

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

Substantially all of our operations are or will be conducted through our PRC operating subsidiaries and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. Generally we do not currently directly operate an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in advertising industry. Thus, our WFOE operating subsidiaries are ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. However, current PRC regulations do not restrict domestic companies controlled by WFOEs through contractual arrangements from operating advertising businesses. As such, our advertising businesses are initially provided, and most businesses we acquired from third parties are provided, through contractual arrangements between our WFOE operating subsidiaries and our PRC operating affiliates. Nevertheless, PRC governmental authorities may in the future deem that such business operations by domestic companies controlled by WFOEs evade the qualifications requirements on foreign investment in the advertising industry, and thus, restrict our business operations.

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

For the year ended December 31, 2010, approximately 96% of our net revenue was generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOEs, and 4% of our net revenue was generated by our PRC operating affiliates, which we control through contractual arrangements. All of the revenues generated by our indirect PRC operating subsidiaries may be distributed to our WFOEs as dividends without reliance on contractual arrangements between any of our entities. Such revenues may then be further distributed to offshore entities, including Focus Media Holding Limited, by our WFOEs following the applicable SAFE registrations and procedures. All of the revenues generated by our PRC operating affiliates are available to us for general business operations in China. Although we have been migrating business from the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to reduce our reliance on our contractual relationships with our PRC operating affiliates and increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate a portion of our advertising business for the foreseeable future, given the time and financial costs required for converting these PRC operating affiliates into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries. We currently do not have any plans to terminate existing contractual relationships with our PRC operating affiliates, although our reliance on such relationships has decreased over time. As of December 31, 2010, our PRC operating affiliates accounted for $438.8 million of our assets, of which $397.8 million consisted of goodwill associated with acquisitions conducted in the early stages of our corporate history. Excluding goodwill, assets of our PRC operating affiliates accounted for 3% of our total assets as of December 31, 2010.

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

Four of our active WFOE operating subsidiaries are directly owned by overseas parent companies and may distribute dividends to them from time to time. Two of these four active WFOE operating subsidiaries have already been registered or filed with the local authority of SAFE. We also intend to register or file Focus Media (China) Information Technology Co., Ltd. and Chizhong Information Technology (Shanghai) Co., Ltd. with the local authority of SAFE in the future to comply with SAFE regulations and facilitate dividend distributions from the active WFOE operating subsidiaries to their respective offshore parent companies.

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

If the custodians or authorized users of controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

We are incorporated in the Cayman Islands and the authority of persons to execute contracts on our behalf is subject to our memorandum and articles of association. No person may execute contracts on our behalf unless authorized to do so by our board of directors or someone who had been delegated power by the board to provide authorizations on the board’s behalf. Our company seal is held by our legal department. In the event that our company seal is used to execute a contract without our board’s authorization, we may still be bound by the contract on the basis that the person who executed the contract had implied or ostensible authority to execute the contract on our behalf as he possessed our company seal. In the event that our company seal becomes lost, this would not prevent us from being able to execute contracts as there is no requirement under Cayman Islands law for our contracts to be executed under seal. However, if the company seal were lost we would need to apply for a replacement.

Under PRC law, legal documents for corporate transactions, including contracts such as the leases and sales contracts that our business relies on, are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with Administration of Industry and Commerce, or AIC. We generally execute legal documents with chops or seals, rather than the signatures of the designated legal representatives.

We generally use corporate chops for executing documents to be submitted to government agencies, including in applications for changing business scope, directors, or company name, and for legal letters. We generally use contract chops for executing leases, and supply and sales contracts. We generally use finance chops for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops for our company, our PRC operating subsidiaries and our PRC operating affiliates must be approved by our legal department in Shanghai. Use of finance chops for our company, our PRC operating subsidiaries and our PRC operating affiliates must be approved by our finance department in Shanghai.

The chops of our PRC operating subsidiaries and PRC operating affiliates incorporated in Shanghai are generally held by the legal and finance departments in Shanghai. The chops of our PRC operating subsidiaries and PRC operating affiliates incorporated in other cities in China are generally held locally by the finance department of the relevant entities so that original documents can be executed locally.

Although we usually utilize chops to enter into contracts, the registered legal representatives of each of our PRC operating subsidiaries and our PRC operating affiliates have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and PRC affiliates are members of our senior management team who owe us fiduciary duties.

Accordingly, there is a risk that employees in our legal or finance department or the relevant designated legal representatives could abuse their authority, for example, by binding the company with contracts against the company’s interest or intentions which could result in economic harm or damages as a result of any contractual obligations, or resulting disputes, that might arise. If the party contracting with the company did not act in good faith under such circumstances, then we could incur costs to nullify such contracts.

In order to maintain the physical security of our chops, they are generally stored in secured locations accessible only by the authorized personnel in the legal or finance departments. Our designated legal representatives generally do not have access to the chops, but if such designated legal representatives were to obtain the chops, in spite of these protections, then we may encounter difficulties in maintaining control over the relevant entities. Although we monitor such employees and the designated legal representatives, such procedures may not be able to prevent all instances of abuse or negligence. If the designated legal representative obtains control of the chop in an effort to obtain control over the entity, we would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for a new chop with the relevant authorities (when relevant authorities accept our application of their discretion), or otherwise seek legal redress for the violation of their fiduciary duties to us.

We rely on the company seals, financial chops and business licenses of our PRC entities or our legal representatives for entering into contracts, conducting banking business, or taking official corporate action of any sort including registering any change to the composition of the board or management with the relevant PRC authorities. Accordingly, if any of our legal representatives obtained and misused or misappropriated our corporate chops, seals, business licenses or other controlling intangible assets, whether as a result of an employment or other dispute, such person’s malfeasance or any other reason, we could incur economic damage and disruption to our operations that may necessitate corporate or legal action. Such corporate or legal action could involve significant time and resources to resolve while distracting management from our operations. In particular, during any period where we lose effective control of the corporate activities as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted and we could lose the economic benefits of that aspect of our business which may negatively impact our business and reputation.

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

Our failure to maintain existing relationships or obtain new relationships that allow us to place our flat-panel digital displays, advertising poster frames and outdoor traditional and LED digital billboards in desirable locations would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of flat-panel digital displays, advertising poster frames (including digital poster frames), and large outdoor traditional and LED digital billboards, in desirable locations throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable traditional and LED digital billboard locations for our outdoor traditional and LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and billboards. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from one to five years, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of traditional and LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.

Under some of our display placement agreements in Guangzhou, Shenzhen, Dalian and Chongqing, the property manager has the right to terminate the agreement if landlords or tenants in the building lodge complaints about our flat-panel digital displays. In addition, some of our display placement agreements in other cities allow the property manager to terminate the agreement if we fail to keep each flat-panel digital display operational for a minimum amount of time each year. If these tenants complain about our displays, or if the property manager claims we have failed to keep the flat-panel digital displays operational for the stipulated number of days each year, we may be required to remove our panels from these locations.

In accordance with PRC Property Law and real estate regulations, prior consent of landlords is required for any change of use of the public areas or facilities of residential or commercial properties from its original planned purpose. In substantially all cases, we obtain prior approval from relevant landlords or property managers, before installing any of our advertising equipment in a location. For office buildings, in substantially all cases, we obtain prior approval directly from landlords, and only execute placement agreements with property managers that such landlords authorized and designated to us. For supermarkets and convenience stores, in substantially all cases, we obtain consents from and execute placement agreements directly with the market or store owners who have the exclusive right to operate the site. For residential locations, in a majority of cases, we execute placement agreements with property managers and, in a minority of cases, property owners’ committees.

If we execute placement agreements with property managers, we require that such property managers obtain proper authorization from the relevant property owners’ committees before we execute such placement agreements. If property managers fail to obtain prior approval from the relevant property owners’ committees and misrepresent such authorization in our placement agreements, we could be required to obtain the approval of the landlord or remove our advertising equipment at our own cost. Since our founding, we have not incurred material costs, fees or penalties as a result of failing to obtain any such approvals prior to installing our advertising equipment nor have we been party to any material dispute or litigation as a result of any such failure.

We may not be able to successfully expand our LCD display network, poster frame network and in-store network into new regions or diversify our network into new advertising networks or media platforms, which could harm or reverse our growth potential and our ability to increase our revenues.

If we are unable to obtain or retain desirable placement locations for our flat-panel digital displays, advertising poster frames and outdoor traditional and LED billboards movie theater advertising slots on commercially advantageous terms or if the supply of desirable locations diminishes or ceases to expand, we could have difficulty in maintaining or expanding our network, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. For 2008, 2009 and 2010, our location costs accounted for 59.5%, 48.9% and 60.7% of our cost of revenues and 29.1%, 29.7% and 26.1% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel digital displays, advertising poster frames and traditional and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

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

The amounts of fees we can charge advertisers for time slots on our LCD display network, movie theatre advertising network and traditional billboard network depend on the size and quality of these networks and the demand by advertisers for advertising time on these networks. Advertisers choose to advertise on these networks in part based on the size of the networks and the desirability of the locations where we have placed our flat-panel digital displays and where we lease traditional and LED digital billboards as well as the quality of the services we offer. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.

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

We have entered into strategic alliances and partnerships with other companies, including Yanhuang Health Media Limited and Dentsu Group, and we may continue to enter into additional alliances and partnerships in the future. However, we cannot assure you that these alliances and partnerships will succeed or result in the benefits we anticipated when we entered into them. For instance, under the terms of our alliance with Yanhuang Health Media, we transferred ownership and operation of the flat-panel digital displays from the healthcare channel portion of our commercial location network to Yanhuang Health Media. Accordingly, we cannot control Yanhuang Health Media’s management and operation of the healthcare channel or ensure that they will be able to successfully attract advertising customers as we might were we in direct control of that channel. In 2008, we took an investment write-down of approximately US$0.4 million in connection with our investment in Yanhuang Health Media. If the strategic alliances and partnerships we have entered into, or may in the future enter into, do not succeed, our business and results of operations could be materially adversely affected.

One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.

As of December 31, 2010, we covered approximately 34 out of the approximately 100 cities where we provide our LCD display network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel digital displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media”, “Framedia” and other brand names and logos. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.

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

The market for out-of-home advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media. Our success depends on the acceptance of our out-of-home advertising network by advertisers and their continuing interest in these mediums as components of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our advertising network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our networks or that our networks do not provide sufficient value as effective advertising mediums. Likewise, if consumers find some element of our networks, such as the audio feature of our LCD display, in-store, movie theater and outdoor traditional and LED billboard networks, to be disruptive or intrusive, commercial locations, stores and movie theaters may decide not to place our flat-panel digital displays in their properties or lease us time in movie theaters and advertisers may view our advertising network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our advertising network. If a substantial number of advertisers lose interest in advertising on our advertising network for these or other reasons, we will be unable to generate sufficient revenues and cash flow to operate our business, and our advertising service revenue, liquidity and results of operations could be negatively affected.

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

As an advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our LCD display network each of them operates. In general, the advertisements shown on our advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our LCD display network. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our LCD display network, poster frame network, movie theater or outdoor traditional or LED billboard network are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.

In addition, we commenced operation of our traditional billboard network in January 2007. The placement and installation of traditional billboard are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each traditional billboard subject to a term of use for a period of time, which is typically no more than two years for traditional billboards. If the existing traditional billboards placed by our location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of traditional billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.

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

In addition, if the security of our content management system is breached through the placement of unauthorized compact flash, or CF cards in our flat-panel digital displays and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our advertising network.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other audit firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors in our ADSs may be deprived of the benefits of PCAOB inspections of our auditors.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors in our ADSs may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes

From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries. Cases of swine flu were reported in Hong Kong and mainland China. A new outbreak of SARS or an outbreak of avian or swine flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our LCD display and poster frame advertising services. Any recurrence of the SARS outbreak, an outbreak of avian or swine flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our LCD display and poster frame networks to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations. In addition, losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from a low of $4.84 to a high of $66.30 per ADS and the last reported sale price on April 17, 2012 was $24.22. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of 10-to-one. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.

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

In addition, Mr. Jiang has historically entered into agreements involving shares in Focus Media. For instance, on September 10, 2010, Mr. Jiang (through his wholly-owned subsidiary JJ Media Investment Holding Limited, or JJ Media) entered into three Capped Call Transactions, which transactions were subsequently amended on June 22, 2011, September 22, 2011 and November 25, 2011. Mr. Jiang (through JJ Media) entered into the Capped Call Transactions in order to gain synthetic economic exposure to Focus Media shares over time. Such Capped Call Transactions are cash-settled and settlement will not affect Mr. Jiang or JJ Media’s ownership of shares. Concurrently with entering into such Capped Call Transactions, JJ Media received aggregate proceeds of approximately $153.1 million as the selling shareholder in an underwritten public offering of 8.1 million ADSs, representing approximately 5.7% of our total outstanding share capital at the time. Mr. Jiang also made an US$11.0 million block trade purchase of our ADSs on November 22, 2011, representing approximately 0.5% of our total outstanding share capital at the time. Accordingly, Mr. Jiang has historically entered, and may continue to enter, into transactions relating to his holdings in Focus Media in connection with his personal investments and financing activities. Mr. Jiang has repeatedly affirmed his commitment to Focus Media and we expect that he will remain a major shareholder in Focus Media. All transactions he enters into are made pursuant to our securities trading policy and relevant U.S. securities laws and are disclosed in Mr. Jiang’s filings under Form 13D to provide relevant disclosure to investors.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies, including reporting requirements under Section 16 of the Exchange Act.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act, including Section 16, requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

In February 2006, we acquired Target Media, which operated an out-of-home advertising network using flat-panel digital displays placed in elevator lobbies, elevators and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Since the completion of the acquisition of Target Media, the legal entities of Target Media and its affiliates and subsidiaries have been dissolved and their operations have been integrated with our operations.

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

We are now China’s leading multi-platform digital media company, operating the largest LCD display network in China using audiovisual digital displays in commercial and residential locations, based on the number of locations and number of flat-panel digital displays in our network, the largest poster frame network, based on the number of locations and number of traditional poster frames and digital poster frames in our network, and the largest LCD display network in China using audiovisual digital displays in supermarkets and hypermarkets.

The following is a summary description of the networks we operate:

•

our LCD display network, which refers to our network of flat-panel digital displays placed in high-traffic areas of commercial, residential and public buildings, such as malls, hotels and the lobbies of apartment buildings, marketed to advertisers as a network or as separate channels targeting different types of consumers — our premier A1 and A2 office building channels, and LCD 2.0 digital picture screens;

•

our poster frame network, which refers to our network of traditional picture and digital advertising poster frames placed mainly in the elevators and public areas of commercial or residential buildings which we market under both the Focus Media and Framedia brand names;

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

Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2010, we operated our LCD display network directly in over 66 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2010, we covered approximately 34 additional cities through contractual arrangements with regional distributors. Between January 1, 2010 and December 31, 2010, the number of displays in our LCD display network increased from 122,393 to 136,498. In the first quarter of 2009, we suspended operation of a significant portion of the approximately 200 outdoor LED billboards we had operated in Shanghai due to new government regulations governing the use of curbside billboards. We also suspended operation of the LED billboard aboard a boat we had purchased as an advertising platform on the Huangpu River due to new government regulations that prohibited boat advertising. As of December 31, 2010, through our subsidiary OOH, we directly operated approximately 249 traditional billboards and leased an additional approximately 538 such billboards in prime commercial and shopping areas and along national and provincial highways and leased screentime in approximately 260 movie theaters (consisting 1,553 screens) in cities across China and Hong Kong SAR. In addition, as of the same date, the installed base of our hypermarkets network was 1,455 stores. Our in-store network also covered 229 supermarkets and 1,174 convenience stores as of December 31, 2010. The number of displays installed in our in-store network was 48,179 as of December 31, 2010. The total number of non-digital frames and LCD 1.0 picture frame devices available for sale on our poster frame network was 328,089 in aggregate as of December 31, 2010, as well as 35,810 digital frames as of the same date, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.

In our earnings release for the fourth quarter and full year 2011 released on March 19, 2012, we announced a change in classification of the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division, and we are now reconciling the data for years 2006, 2007, 2008, 2009 and 2010 to reflect this change in categorization and thereby align our operating and financial data with respect to the LCD 1.0 picture frame devices. In order to help investors gain a better understanding of our media platform and the differentiations between different types of devices, and to align this operating metrics with our internal financial reporting, starting from the fourth quarter of 2011 we have decided, for screen count purposes, to re-categorize the LCD 1.0 picture frame devices from the division of LCD display network into the division of poster frame network. Historically, for screen count purposes we categorized the LCD 1.0 picture frame devices in the division of LCD display network because those devices were developed by our LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have been and continue to be categorized under the poster frame network.

We are providing the following breakdown of operating data to clarify these changes and will use this method of classification going forward.

	For and as of the three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
LCD display network:
Number of LCD screens
— Our direct cities(1)	89,957	90,475	88,578	90,645	90,858	82,270	85,627	96,506
— Our regional distributors(2)	5,423	5,425	5,423	5,411	6,196	5,234	5,521	6,659

Total number of LCD screens(1)	95,380	95,900	94,001	96,056	97,054	87,504	91,148	103,165

Number of LCD 2.0 digital picture screens	27,122	28,982	27,963	26,337	26,329	31,630	32,491	33,333

Total displays in LCD display network	122,502	124,882	121,964	122,393	123,383	119,134	123,639	136,498

In-store network:(3)
Number of displays in our in-store network	42,340	44,783	45,195	44,517	40,848	45,686	45,613	48,179

Number of stores in our in-store network	3,171	3,209	3,265	3,097	2,772	2,845	2,587	2,858

Poster frame network:(1)
— Frame 1.0 picture frames (1)(3)	297,140	254,727	234,688	233,717	244,262	261,860	302,778	328,089
— Frame 2.0 digital picture screens	39,546	38,893	36,539	35,972	35,599	35,835	35,983	35,810

Total displays in poster frame network	336,686	293,620	271,227	269,689	279,861	297,695	338,761	363,899

(1)	Pursuant to the re-classification described above, the data presented here reflect the re-classification of 8,717, 8,632, 8,926, 8,613, 9,102, 23,171, 26,274, and 28,077 LCD 1.0 picture frame devices from the LCD display network to the poster frame network under frame 1.0 picture frames for and as of the periods ended March 31, June 30, September 30 and December 31, 2009 and March 31, June 30, September 30 and December 31, 2010, respectively.
(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate
(3)	In the first quarter of 2010, the decline in number of displays and stores of our in-store network was due to the termination of rental contracts with two major chain stores but one of them was subsequently renewed in the second quarter of 2010 at a lower price.
(4)	Includes both traditional poster frames and digital frames that carry the Framedia logo, as well as LCD 1.0 picture frame devices that carry the Focus Media logo.

As of December 31, 2011, our LCD display network was comprised of 155,751 display devices, consisting of 122,115 LCD screens and 33,636 LCD 2.0 digital picture screens, and our poster frame network was comprised of 480,176 poster frames, consisting of 35,050 digital poster frames and 445,126 traditional picture frames, including 30,864 LCD 1.0 picture frame devices re-categorized from the LCD display network.

LCD display network

The majority of views on our LCD display network occur in heavy-traffic areas of commercial office buildings. According to a report issued by Chinese market research firm CTR, which report we commissioned for a more than nominal fee, in 2011, approximately 70% of people who viewed Focus Media’s flat-panel digital displays did so in high-traffic office buildings. As of September 30, 2011, approximately 32% (LCD television screens only) and 30% (LCD television screens plus LCD digital 2.0 picture screens) of the locations in the LCD display network were commercial office buildings. As each location may include more than one display device, the number of display devices in commercial office buildings is slightly higher than the percentages above indicate. The locations in our LCD display network also include shopping malls, banks, hotels and other public areas. We market our LCD display network to advertisers of consumer products and services, such as automobiles, home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of December 31, 2010, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 136,498 flat-panel digital displays placed in approximately 100 cities throughout China. These data take into consideration the re-classification described in the operating data tables presented above. Our LCD display network consists of flat-panel digital displays, including LCD screens, LCD 2.0 digital picture screens that carry the Focus Media logo. The display devices on our LCD display network have the technical capacity to show video images as well as fixed images.

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

As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of December 31, 2010, we had established four such stand-alone channels that are marketed as separate focused channels of our LCD display network: our premier office building A and B, LCD 2.0 digital picture screens and outdoor LED billboard network channels. Starting from January 1, 2011, we restructured our premier office building A and B channels into premier office building A1 and A2 channels to create more network capacity resources.

A majority of the content displayed on our LCD display and in-store networks and on our outdoor LED billboard network consists of advertisements which are broadcast repeatedly throughout a day.

We believe that by increasingly offering new advertising channels on our LCD display network, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.

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

In-store Network

As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2010, we had placed 48,179 flat-panel digital displays in 1,455 hypermarkets, 229 supermarkets and 1,174 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, cosmetics, health products, household, kitchen and bathroom products and household appliances.

In January 2008, we completed the acquisition of CGEN. In December 2008, we disposed of the CGEN operations. Accordingly, the CGEN portion of our in-store network has ceased operations and we no longer derive material revenues from this operation.

Poster Frame Network

We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevator lobbies, elevators and public areas of residential and commercial buildings under the brand name “Framedia” as well as LCD 1.0 picture frame devices which carry the Focus Media logo. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame basis for periods of two weeks or longer. As of December 31, 2010, we had installed 300,012 traditional poster frames and 35,810 digital poster frames in cities throughout China as well as 28,077 LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang. These data take into consideration the re-classification described in the operating data tables presented above. Our digital frames use high-resolution LCD displays. Our advertising posters include both traditional printed posters as well as digital LCD poster frames placed in elevators and public areas in residential complexes and commercial locations. Generally two or three advertising poster frames can be placed in each elevator. Advertisements on our digital LCD poster frames are broadcast repeatedly approximately 480 times throughout a day.

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

We have historically been primarily an advertising company that targets specific demographics using innovative digital advertising media in innovative locations, using assets we own. The media assets of our core businesses, such as our LCD display network and poster frame network, tend to be placed in locations such as commercial and residential buildings, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. Thus, in order to attract advertisers, landlords generally need to connect with us, and we may place advertisements on a large number of flat-panel digital displays and poster frames installed in the lobbies of such buildings across neighborhoods, entire cities or even nationwide. In addition, our core businesses primarily utilize digital media assets that can easily accommodate multiple advertisements in a given time period.

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

Accordingly, our core LCD display, poster frame and in-store networks serve a distinct purpose and attract advertisers with different needs than those who use the OOH assets. These distinctions between our core businesses, such as our LCD display network and poster frame network, and the traditional billboard network operated by OOH also result in a significantly different cost structures, with the OOH business having much lower gross margins due to greater competition and diffusion of control in the traditional outdoor billboard market.

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

Sales. We employ an experienced advertising sales force in each city in which we operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our advertising networks as marketing channels, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily movie theater advertising networks and traditional poster frames operated by third parties. We maintain separate sales teams for our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional outdoor billboard network. We have begun engaging in limited cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.

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

For our LCD 2.0 digital picture screens on our LCD display network and our digital poster frame network, we offer advertisers time slots that vary according to length, number of repeated broadcasts per day and number of locations in which they appear. For our traditional poster frame network and our LCD 1.0 picture frame devices, advertising clients purchase frame space on a per-frame basis for terms of one week or more.

Network Monitoring and Media Measurement. We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the displays in our network on a weekly basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the broadcast of their advertisements on our network. The report generally includes a list of buildings where our client’s advertisements were broadcast as well as photographs of representative flat-panel digital displays showing their advertisements being displayed. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel digital displays and the proper dissemination of the advertisement, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement. These independent third-party evaluations are for informational purposes only and do not constitute a customer acceptance provision.

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

Programming

Substantially all of the content on our out-of-home digital advertising network consists of audiovisual advertising provided to us by our advertising clients. We also provide a limited amount of time for landlords and property managers to display location-specific information, building announcements and related promotional material on our network. We typically do not produce or create the advertising content shown on our network, except our own marketing content. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations, while our agreements with our regional distributors require each of them to review the contents shown on the portion of the network they operate for compliance with PRC laws and regulations. See “Item 4.B

Information on the Company — Business Overview — Regulatory Matters — Regulation of Advertising Services — Advertising Content”.

Advertisements on our poster frame network and LCD 1.0 picture frame devices consist of full-color glossy advertising posters designed and provided by our advertising clients.

Pricing

For information regarding factors affecting our pricing, refer to “Factors that Affect Our Advertising Service Revenue” in Item 5 — Operating and Financial Review and Prospects.

Relationships with Location Providers

We install our flat-panel digital displays in selected spaces we lease in office buildings and other commercial locations, hypermarkets, supermarkets, convenience stores and other locations. We install our advertising poster frames in elevators and other public areas in residential and commercial locations. Establishing and maintaining long-term relationships with landlords and property managers is a critical aspect of our business. We employ a team of location relationship personnel in each city in which we operate directly who are responsible for identifying desirable locations, negotiating display and frame placement agreements and engaging in ongoing site placement relations.

In addition to helping us to expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively and on a timely basis. These concerns generally include ensuring that the flat-panel digital displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel digital displays. We generally rely on our own employees to install, maintain, monitor and repair our flat-panel digital displays and advertising poster frames. A portion of our LCD display network in Beijing is inspected by our service provider, Beijing Suodi Advertisement Co., Ltd. and also uses a similar agent for a portion of the network in Guangzhou, while Focus Media owns all such portions of the network and holds all of the rights and obligations of lessee under its LCD display network lease agreements including those portions for which these agents act as a service provider. Our regional distributors are responsible for inspecting the displays owned and operated by those regional distributors.

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

Our display placement agreements have initial terms ranging anywhere from one to ten years. As of December 31, 2010, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel digital displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel digital displays.

We enter into similar frame and billboard placement agreements for the deployment of our advertising poster frames in elevators and public areas of residential complexes and commercial buildings and for traditional outdoor billboards. The majority of our frame placement agreements have terms of one to three years, and contain exclusivity and best offer renewal rights.

In substantially all cases, we obtain prior approval from relevant landlords or property managers, before installing any of our advertising equipment in a location. For office buildings, in substantially all cases, we obtain prior approval directly from landlords, and only execute placement agreements with property managers that such landlords authorized and designated to us. For supermarkets and convenience stores, in substantially all cases, we obtain consents from and execute placement agreements directly with the market or store owners who have the exclusive right to operate the site. For residential locations, in a majority of cases, we execute placement agreements with property managers and, in a minority of cases, property owners’ committees.

If we execute placement agreements with property managers, we require that such property managers obtain proper authorization from the relevant property owners’ committees before we execute such placement agreements. If property managers fail to obtain prior approval from the relevant property owners’ committees and misrepresent such authorization in our placement agreements, we could be required to obtain the approval of the landlord or remove our advertising equipment at our own cost. Since our founding, we have not incurred material costs, fees or penalties as a result of failing to obtain any such approvals prior to installing our advertising equipment nor have we been party to any material dispute or litigation as a result of any such failure.

Technology and Suppliers

Out-of-home television advertising is a relatively new advertising medium that owes its development in large part to the emergence of new technologies, such as low-cost, light-weight, flat-panel television displays and compact storage technology. The primary hardware required for the operation of our business consists of components that comprise the flat-panel digital displays we use in our advertising network. We also develop and install software in our flat-panel digital displays to assist us with the configuration, editing and operation of our advertising content cycles. Maintaining a steady supply of our proprietary flat-panel digital displays is important to our operations and the growth of our advertising network.

We design the distinctive shape of our flat-panel digital displays, identify suppliers of component parts used in our displays and contract the assembly of our flat-panel digital displays to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify each month and assembling the flat-panel digital displays according to our specifications using components purchased in off-the-shelf form from wholesale distributors. We select component suppliers based on price and quality. As there are many qualified alternative suppliers for our equipment, our obligation to our current contract assemblers is not exclusive. We have not experienced any material delay or interruption in the supply of our flat-panel digital displays.

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

Since we have not been involved in advertising outside of China for the required number of years, our WFOE operating subsidiaries, which are directly owned by non-PRC subsidiaries of ours, are currently ineligible to apply for the required advertising services licenses in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. As such, our advertising business is currently provided partly through contractual arrangements between certain of our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home digital network and movie theatre advertising network. Our poster frame network, traditional billboard network and a portion of our LCD display network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates are owned or controlled by (i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. Certain of our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating subsidiaries have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders under which:

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

We currently do not have any plans to terminate any existing contractual relationships with our PRC operating affiliates, although we expect to continue to migrate our business operations to entities that are held by our indirect PRC operating subsidiaries and will continue to reduce our reliance on our contractual relationships with our PRC operating affiliates. See “Item 4.C Information on the Company — Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions”.

Current PRC regulations, however, do not treat an indirect PRC subsidiary of a foreign entity as a “foreign invested enterprise” where such PRC subsidiary is owned directly by a PRC entity. As such, our indirect PRC operating subsidiaries which are directly owned by our WFOE operating subsidiaries are not expressly subject to the restrictions on foreign investment in the advertising industry and are eligible to apply for the required licenses for providing advertising services in China. Several of our indirect PRC operating subsidiaries, such as Shanghai Focus Media Defeng Advertisement Co., Ltd., or Focus Media Defeng Advertisement, have obtained such licenses and a portion of our commercial location network advertising business is carried out through such indirect PRC operating subsidiaries.

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

In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel digital displays placed in elevator lobbies, elevators and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. In 2008, we terminated our mobile handset advertising business and it is accounted for as a discontinued operation. In the first quarter of 2007, we acquired Homesky Investment Ltd., which operates a traditional billboard network through its PRC affiliates. In March 2007, we acquired Allyes, which operates an Internet advertising marketing services and technology business. We made a number of additional smaller Internet advertising companies in 2007 and 2008, and subsequently reorganized all such acquired entities to be included within the operations of Allyes, although certain such acquired Internet advertising businesses were disposed of or discontinued in 2009. In June 2007, we acquired Hua Kuang Advertising Company Limited and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliates. In January 2008, we acquired CGEN, which operates digital advertising displays in large chain stores in China. In December 2008, we announced disposal of certain subsidiaries acquired from CGEN. In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from us, including certain offshore and onshore interests. In July 2010, we sold our entire remaining 62% ownership interest in Allyes.

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

The following chart shows our organizational structure of our material subsidiaries and affiliates.

(1)	Please see the table immediately following these footnotes for more a complete list of the relevant subsidiaries under the appropriate headings.
(2)	Loans used to capitalize our PRC operating companies and to facilitate our control over them. As Focus Media Advertisement is established and directly owned by two individuals and the other PRC operating affiliates are established and directly owned by Focus Media Advertisement, we partially capitalize these entities by lending money to the two individuals pursuant to a loan agreement. As of December 31, 2010, the aggregate amount of the loans to capitalize these entities was RMB40.5 million (US$6.1 million).
(3)	Agreements that give us effective control over our PRC operating affiliates, consisting of call option agreements and voting rights proxy agreements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions and — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”
(4)	Equity pledge agreements secure our shareholders’ obligations under the call option agreements and voting rights proxy agreements. Under the equity pledge agreements, we are entitled to the economic benefits of Focus Media Advertisement and the other PRC operating affiliates. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

The following table sets forth a list of the material entities described in the chart above. It includes our active entities based in China.

Company Name	Shareholding	Business Line
FOCUS MEDIA HONG KONG OPERATING SUBSIDIARIES

Chizhong Information Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

Focus Media (China) Information Technology Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

Focus Media Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

Focus Media Digital Information Technology (Shanghai) Co., Ltd.	Focus Media Technology (Shanghai) Co., Ltd.: 90% Focus Media (China) Information Technology Co., Ltd.: 10%	LCD advertising business (including in-store network)

Shanghai Focus Media Defeng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai Yuanchi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Focus Media Culture Communication Co., Ltd.	Shanghai Focus Media Defeng Advertisement Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai Yuanchi Culture Communication Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd.: 100%	Poster frame advertising business

Other Subsidiaries of Focus Media Digital Information Technology (Shanghai) Co., Ltd.

Beijing Focus Media Wireless Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Providing technical support for the LCD advertising business

Changsha Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Foshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Ha’erbin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Haerbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Company Name	Shareholding	Business Line
Ha’erbin Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Ha’erbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	Poster frame advertising business

Ha’erbin Xingaoduan Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Hebei Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 63% Hebei Life Fashion Advertisement Co., Ltd.: 37% (unrelated third party)	LCD advertising business (including instore network)

Huichun Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jilin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jilin Guanghua Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jinan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Lanzhou Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including instore network)

Liaoning Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame Advertising business

Ningbo Jiangdong Longdi Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Qingdao Mubiao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Chizhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Dahan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai On-Target Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Focus Media Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Movie theatre advertising business

Shanghai Framedia Advertising Development Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Company Name	Shareholding	Business Line
Shanghai Honghao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Jingxuan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Lizhu Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai New Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai New Structure Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhiyi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhuosheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanxi Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shenyang Wanhai Qianzhou Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Sichuan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Suzhou Huayun Media Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Taiyuan Framedia Juzhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Tianjin Focus Media Tongsheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Xiamen Hongxin Coastline Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Zhengzhou Focus Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Zhongshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

Company Name	Shareholding	Business Line
HUA KUANG ADVERTISING COMPANY LTD. OPERATING SUBSIDIARIES

Shanghai OOH Advertisement Co., Ltd.	Hua Kuang Advertising Company Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanrui Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Other Subsidiaries of Shanghai OOH Advertisement Co., Ltd.

Beijing Chuanzhi OOH Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanxin Software Technology Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanzhi Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Ruili Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Subsidiaries of Shanghai Chuanrui Advertisement Co., Ltd.

Nanjing Boxintong Culture & Communication Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Chang Yao: 49% (unrelated third party)	Outdoor billboard advertising

Qingdao Aohai Ruizhi Advertisement Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Lewei Li: 16% (unrelated third party) Yong Han: 18% (unrelated third party) Deliang Ding: 15% (unrelated third party)	Outdoor billboard advertising

FOCUS MEDIA ADVERTISEMENT OPERATING AFFILIATES

Shanghai Focus Media Advertisement Co., Ltd. (“Focus Media Advertisement”)	Jason Nanchun Jiang: 85% (designated by us) Jimmy Wei Yu: 15% (designated by us)	LCD advertising business (including in-store network)

Shanghai Focus Media Advertising Agency Co., Ltd. (“Focus Media Advertising Agency”)	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Other Subsidiaries of Focus Media Advertisement

Beijing Yangshisanwei Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 10% (unrelated third party) Qingyong Zhang: 2% (unrelated third party)	Movie theatre advertising business

Changsha Focus Media Shiji Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Company Name	Shareholding	Business Line
Dalian Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Fuzhou Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Fuzhou Mingzheng Culture & Communication Co., Ltd.: 30% (unrelated third party)	LCD advertising business (including in-store network)

Guizhou Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

Nanjing Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Biao Wang: 10% (unrelated third party)	LCD advertising business (including in-store network)

Qingdao Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 60% Shanghai Jiefang Media Investment Co., Ltd.: 15% (unrelated third party) Shanghai Yuxuan Enterprise Investment Management Co., Ltd: 25% (unrelated third party)	LCD advertising business (including in-store network)

Shanghai Zhenhao Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 12% (unrelated third party)	Movie theatre advertising business

Suzhou Focus Media Communication and Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

Xi’an Focus Media Advertising & Information Company Ltd.	Focus Media Advertisement: 70% Junrong Zhang: 30% (unrelated third party)	LCD advertising business (including in-store network)

Zhuhai Focus Media Culture and Communication Company Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Subsidiaries of Focus Media Advertisement and Focus Media Advertising Agency

Dongguan Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)
Hefei Fukesi Advertising Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

Jinan Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD advertising business (including in-store network)

Company Name	Shareholding	Business Line
Shenyang Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Focus Media Advertising Agency: 30%	LCD advertising business (including in-store network)

Sichuan Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

Wuhan Geshi Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 75% Focus Media Advertising Agency: 25%	LCD advertising business (including in-store network)

Xiamen Focus Media Advertising Company Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

Yunnan Focus Media Co., Ltd.	Focus Media Advertisement: 89.5% Focus Media Advertising Agency: 10.5%	LCD advertising business (including in-store network)

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD advertising business (including in-store network)

Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 85% Focus Media Advertising Agency: 15%	LCD advertising business (including in-store network)

*	Certain operating affiliates are held by persons designated by us, including Jason Nanchun Jiang and Jimmy Wei Yu. Mr. Jiang is our founder, chairman and chief executive officer. Mr. Yu was the chairman and chief executive officer of United Capital Investment (China) Limited, which was one of our principal investors during our early stages. He was also the Chief Representative of Softbank China Venture Capital, which was the management company of SB China Holdings Pte. Ltd., one of our founding investors. Mr. Yu served as our director from May 2003 until September 2009.

In the early stages of our corporate history, our PRC operating subsidiaries could not make direct investments in the advertising industry in China and, consequently, we relied on a series of contractual arrangements with our PRC operating affiliates, including Focus Media Advertisement and Focus Media Advertising, and their shareholders to operate our advertising businesses in China. As Mr. Jiang and Mr. Yu were both heavily involved in our daily operations in our early stages of growth, we chose to designate them as the nominee shareholders of certain PRC operating affiliates, including Focus Media Advertisement and Focus Media Advertising. Since the execution of the contractual agreements, Mr. Jiang and Mr. Yu have been in full compliance with these contractual agreements, and the contractual relationship created thereunder has been established and stable. Moreover, under the terms of the relevant call option agreement, we have the right to exercise a call option to force Mr. Jiang or Mr. Yu to sell their equity interests in these entities to a third party designated by us, who effectively replaces Mr. Jiang or Mr. Yu as nominee shareholder of these entities. Accordingly, for the time being we do not intend to make any changes to the VIE structure or nominee shareholders.

Starting from late 2007, the advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Thus, we have been migrating our business from our PRC operating affiliates to our PRC operating subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Limitations on Foreign Ownership in the Advertising Industry.”

Our PRC operating affiliates, the relevant PRC operating subsidiaries and both Mr. Jiang and Mr. Yu have agreed to the aforementioned series of contractual arrangements, which entitle us to the economic benefits of our PRC operating affiliates and give us effective control over our PRC operating affiliates, including the right to purchase all or part of the equity interests in the relevant PRC operating affiliates. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”. We have not transferred the equity interests from Mr. Jiang and Mr. Yu to our PRC operating subsidiaries, as we have been migrating and will continue to migrate the businesses operated by our PRC operating affiliates to our PRC operating subsidiaries. In addition, as the business operated by the PRC operating affiliates continue to be party to lease agreements relating to certain of our displays and frames, we have kept the VIE contractual arrangements in place to continue to take advantage of those lease arrangements.

**	Minority equity interests in certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd. are held by unrelated third parties. Certain of these unrelated third parties hold minority interests because they were the original shareholders of our acquired entities and wished to retain an equity interest to share in the future growth of the relevant businesses. Other unrelated third parties hold minority interests because we believe that they have valuable skills or resources and we would like to align their interests with ours. In all such cases, any after-tax profits generated by such entities, after any applicable statutory deductions, are distributed in proportion with our shareholding percentage, pursuant to the terms of the relevant articles of associations, subject to an appropriate shareholder resolution. There is no separate agreement with regard to the dividend distribution of such entities.

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

•

On March 28, 2007, we acquired Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, the leading Internet advertising company in China. We also acquired ten other entities that provided Internet advertising service during 2007 and 2008. We believed that as a result of those acquisitions we would be in a better position to negotiate pricing with internet property owners and rebate rates with internet advertising agencies, while promoting Allyes Smart Trade’s advertising performance tracking platform and facilitating cross-sales between our other internet businesses and other business lines. However, the acquisition did not result in these anticipated synergies due to the fierce competition arising from a greater number of companies funded by venture capital funds and the expansion of the Chinese internet advertising market, which permitted international agencies determined to enter the market to reduce their reliance on local agencies. As such, rebate rates from internet advertising agencies did not increase by as much as we had originally expected. Furthermore, major internet property owners were reluctant to lower their inventory prices due to the strong demand for their inventories. For these reasons, Allyes and most of the internet businesses that we acquired experienced steady decreases in their gross margins and operating profits from 2007 to 2010 and the number of days outstanding for account receivables increased to a level that was inconsistent with our other lines of business. Since our internet advertising business, as a whole had been an underperforming unit, we decided to refocus our growth strategy on the organic growth of our core businesses, namely advertising through LCD display, poster frame, in-store and movie theater networks. We first disposed of the six acquired internet subsidiaries because the earn-out periods for each of these acquisitions were still in effect and we would have been obligated to pay contingent consideration if we had not disposed of them. However, due to significant accrued and potential contingent payments of those subsidiaries we could not locate a buyer willing to purchase these subsidiaries. Therefore, we negotiated with the respective original owners of these subsidiaries, who were the incumbent management, to cancel the accrued and potential contingent payments owed to them pursuant to the terms of the respective purchase agreements in exchange for returning the business to them. We completed our disposition of Allyes in July 2010. The operations of these disposed subsidiaries are accounted for as discontinued operations for all the periods presented in accordance with U.S. GAAP.

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

•

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement with an entity (GBL III Limited) controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai OOH Advertisement Co., Ltd. (“OOH”), our subsidiary that controls our traditional billboard advertising business, in which GBL III Limited agreed to acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities agreed to purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. The contemplated transactions were terminated early February 2012 and we continue to hold a 100% interest in OOH and the traditional billboard business.

We determine whether a subsidiary is underperforming based on certain metrics, including the subsidiary’s (i) current and potential gross profit, (ii) current and potential operating profit and (iii) current and potential working capital requirement. The discontinued operations of these subsidiaries are classified as discontinued operations for all periods presented.

We expect our future growth to be driven by a number of factors and trends including:

•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our LCD display network, in-store network and movie theater network;

•	Our ability to increase the sale of frame spaces and the duration of our advertising campaigns on our poster frame network;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•

Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles;

•	Our ability to successfully operate and market our LCD display network;

•	Our ability to increase sales of advertising space and increase the length of advertising campaigns on our traditional billboard network; and

•	Our ability to integrate the companies we acquired in the previous years.

Because our primary source of revenue is our advertising service revenue, we focus on factors that directly affect our advertising service revenue such as the number of advertising time slots and the number of frames and outdoor billboards that we have available for sale and the price we charge for our advertising time slots sold per network, per frame or per billboard over a specified time period after taking into account any discounts.

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

Revenues

In 2008, 2009 and 2010, we had total revenues of $529.2 million, $397.2 million and $516.3 million, respectively. In 2008, 2009 and 2010, our advertising service revenue accounted for 99.3%, 99.9% and 99.9% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Net revenues:
LCD display network	240,918	45.5%	208,499	52.5%	297,403	57.6%
In-store network	60,719	11.5%	30,346	7.6%	37,777	7.3%
Poster frame network(1)	146,751	27.7%	98,962	24.9%	121,893	23.6%
Movie theater and traditional outdoor billboards	77,178	14.6%	59,057	14.9%	59,003	11.4%

Advertising service revenue	525,566	99.3%	396,864	99.9%	516,076	99.9%
Other revenue	3,622	0.7%	300	0.1%	239	0.1%

Total revenues	529,188	100.0%	397,164	100.0%	516,315	100.0%

*	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $24.7 million, $20.6 million and $31.0 million in 2008, 2009 and 2010 respectively. Business tax on advertising service revenue from our in-store network amounted to $6.3 million, $3.2 million and $4.0 million for 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our poster frame network amounted to $13.9 million, $9.6 million and $12.2 million, for 2008, 2009 and 2010, respectively. Business tax on advertising service revenue from our movie theater and traditional outdoor billboards amounted to $2.8 million, $1.5 million and $2.8 million for 2008, 2009 and 2010, respectively.
(1)	The net revenues from our poster frame network include the net revenues derived from our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

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

Factors that Affect Our Advertising Service Revenue.

LCD display Network

Prices for advertising services on our LCD display network vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots. Our advertising service revenue derived from our LCD display network is directly affected by the average price we charge for the advertising package provided to our customers, after taking into account any discount offered and the number of flat-panel digital displays in our network and the desirability, quality and pedestrian traffic of the locations where we are able to lease space to install our flat-panel digital displays.

In-store Network

Our advertising service revenue derived from our in-store network is directly affected by the number of flat-panel digital displays in our network, the number of hypermarkets, supermarkets and convenience stores in the network, and the average price we charge for the advertising package provided to our customers after taking into account any discount offered, which vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China.

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

Traditional Outdoor Billboard Network

Our advertising revenue derived from our traditional outdoor billboard network is directly affected by the number of outdoor billboards which we have leased and our expansion into additional locations. The assets of OOH tend to be much larger outdoor assets that individually may attract advertisers looking for a particular location for long stretches of time. By contrast, our core businesses tend to target specific demographics in innovative locations, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. These distinctions between our core businesses and the traditional billboard network operated by OOH result in significantly different cost structures, with the OOH business having much lower gross margins due to greater competition and diffusion of control in the traditional outdoor billboard market.

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

The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Total revenues	$529,188	100.0%	$397,164	100.0%	$516,315	100.0%
Cost of revenues:
Net advertising service cost:
LCD display network	78,728	14.9%	76,128	19.2%	67,374	13.0%
In-store network	61,834	11.7%	24,170	6.1%	23,432	4.5%
Poster frame network(1)	59,815	11.3%	95,401	24.0%	84,487	16.4%
Movie theater and traditional outdoor billboards	56,944	10.8%	45,085	11.4%	46,258	9.0%

Advertising service cost	257,321	48.7%	240,784	60.7%	221,551	42.9%
Other cost	1,723	0.3%	291	0.0%	139	0.0%

Total cost of revenues	259,044	49.0%	241,074	60.7%	221,690	42.9%

Gross profit	$270,144	51.0%	$156,090	39.3%	$294,625	57.1%

(1)	The cost of revenues from our poster frame network includes the cost of revenue derived from our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

Advertising Service Costs

Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel digital display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials. In 2008, 2009 and 2010, our costs of revenue also include impairment charges of equipment amounting to $18.6 million, $40.3 million and nil, respectively, and impairment charges for acquired intangible assets amounting to nil, $3.2 million and nil, respectively.

Location costs for our LCD display network, in-store network, poster frame network and movie theatre & traditional outdoor billboard network consist of:

•	rental fees and one-time signing payments we pay to landlords, property managers and stores pursuant to the display placement agreements we enter into with them;

•	commissions and public relations expenses we incur in connection with developing and maintaining relationships with landlords and property managers; and

•	maintenance fees for keeping our displays in proper operating condition.

Generally, we capitalize the cost of our media displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel digital displays in our network and the unit cost for those displays, as well as the remaining useful life of the displays. Beginning in 2006, our results of operations have been negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly the acquisition of Framedia, Target Media and CGEN. The amortization of acquired intangible assets charged to cost of advertising services amounted to $20.1 million, $14.3 million and $12.7 million for 2008, 2009 and 2010, respectively.

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

Since 2009, we have been migrating the businesses operated by our consolidated PRC operating affiliates into our PRC operating subsidiaries, primarily through assigning new or renewed advertising contracts and leasing contracts to the PRC operating subsidiaries. By doing so, the revenues generated from the advertising contracts and costs derived from the leasing arrangements are recorded on the books of the PRC operating subsidiaries, and no longer accounted for on the books of the PRC operating affiliates once they cease to be the legal entity named in the contracts. In some cases, the advertising contracts and/or the leasing contracts may continue to be executed in the name of the PRC operating affiliate.

The goodwill initially recorded in the books of PRC operating affiliates is not reassigned to the PRC operating subsidiaries, which became the legal entity of record for much of the business, because both entities are within the same reporting unit for purposes of goodwill impairment testing, and as such, the migration from PRC operating affiliates to PRC operating subsidiaries is not deemed to be a reorganization of the reporting structure.

As of December 31, 2010, approximately 91% of the assets in the PRC operating affiliates pertained to goodwill. Excluding goodwill, the remaining operating assets in the PRC operating affiliates, including cash and cash equivalents, accounts receivable, rental deposit, equipment, and acquired intangible assets, accounted for 3% of our total assets. See Note 3 to the consolidated financial statements.

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

The Group generates advertising service revenues from the sale of advertising time slots in the LCD display network the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks and the sale of advertising services through our Internet network. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

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

Purchase Price Allocation

We account for business acquisitions using the purchase method of accounting. We allocate the total purchase price of an acquisition to the fair values of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition, with the excess purchase price recorded as goodwill. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. We adjust the preliminary purchase price allocation, as necessary, after the acquisition closing date through the end of the measurement period of one year or less as we finalize valuations for the assets acquired and liabilities assumed.

Purchase price allocations are determined based on a number of factors, including a valuation support provided by third party appraisal firms in some cases. The valuation analysis normally utilizes and considers appropriate valuation methodologies such as the income, market, cost and actual transaction of our shares approach. We incorporate certain assumptions, which include projected cash flows and replacement costs in the valuation analysis.

In the valuation of intangible assets, including operating lease agreements, customer bases, and contract backlogs, an indication of value was developed through the application of a form of income approach, known as multiperiod excess earnings method. The first step to apply the multiperiod excess earnings method is to estimate the future debt-free net income attributable to the intangible assets. The resulting debt-free net income is then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. These assets include fixed assets, working capital and other intangible assets.

Valuation of the trademarks is based on the relief from royalty method whereby an asset is valued based upon the after-tax cash flow savings accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty that would have been paid for use of the asset can be attributed to that asset. The value of the asset depends on the present worth of future after-tax royalties attributable to the asset to their present worth at market-derived rates of return appropriate for the risks of that particular asset.

The valuation of non-compete agreements is determined based on estimated losses attributable to potential competition, should the non-compete clause not exist.

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

Impairment of long-lived assets in 2009

During the first quarter of 2009, we announced that we would cease expansion of our digital poster frame network and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of our boat-based advertising platform on the Huangpu River. As part of the assets to be sold to SINA, both digital poster frames and boat-based advertising platform on the Huangpu River were classified as assets held-for-sale until September 2009. In accordance with U.S. GAAP, such assets were not depreciated or amortized nor were they subject to the same impairment analysis as assets held and used. With the termination of the agreement with SINA in the third quarter of 2009, the Company decided that the chances of fully utilizing the majority of our digital frames or selling them to third parties in the future were remote as manifested by deteriorating quarterly revenue and gross profit performances since the beginning of 2009. As a result, the Company recorded an impairment loss of $27.0 million, which represents the excess of carrying amount of those digital frames over their fair value, representing the estimated salvage value of those digital frames that could be utilized as spare parts for the equipment already installed and in use as of March 31, 2009. The Company also decided that the chances of resuming operation of the boat-based advertising platform on the Huangpu River were remote and that it was not be economically viable to operate the platform on other rivers in China and, therefore, recorded an impairment loss of equipment and intangible assets associated with the platform of $9.5 million and $3.2 million, respectively.

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

The following table sets forth the details of the purchase price and contingent consideration relating to acquired entities as well as loss on disposal of entities disposed. The metric used to calculate the potential earn-out payments in each case was the after-tax net profits of the relevant entity.

				2009		2010
Acquired entity	Date of acquisition	Date of disposition	Estimated maximum amount of earn-out consideration provision as of December 31, 2008	Amount paid during 2009	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2009	Amount paid during 2010	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2010	Resolved contingent consideration (up to date of disposal or up to December 31, 2010 where applicable)	Loss on disposal	Area of operations
(in thousands of US$)
Directvantage Limited (also known as Dongguan Yaya)	October 01, 2007	February 28, 2009	3,739	146	69	69	—	1,541	1,588	Mobile handset advertising
Catch Stone Advertising (Beijing) Co., Ltd.	April 16, 2007	December 22, 2009	4,579	4,579	—	—	—	14,490	11,561	Internet Advertising
Shanghai Wangmai Advertisement Co., Ltd.	September 01, 2007	December 14, 2009	11,270	—	—	—	—	2,749	2,749	Internet Advertising
Beijing Wonderad Advertisement Co., Ltd.	September 15, 2007	November 30, 2009	24,500	4,500	—	—	—	14,926	14,926	Internet Advertising
Beijing Jiahuahengshun Media Advertisement Co., Ltd. & Beijing Jiahuazhongwang Advertising Co., Ltd.	August 15, 2007	December 01, 2009	8,640	1,880	—	—	—	7,659	7,659	Internet Advertising
Multibillion International Limited (also known as Jichuang)	December 01, 2007	August 24, 2009	2,523	366	—	—	—	366	366	Internet Advertising
1024 Interactive Marketing Consultant (Beijing) Co., Ltd.	March 01, 2008	December 18, 2009	8,489	—	—	—	—	3,397	3,397	Internet Advertising
Beijing Tuojiachengyuan Advertisement Co., Ltd.	February 28, 2007	August 30, 2009	18,000	—	—	—	—	7,958	3,636	Outdoor Billboard
Zhuhai Framedia Advertisement Co., Ltd.	January 01, 2008	July 31, 2009	3,807	3,393	—	—	—	3,394	2,769	Poster Frame
Highmark Asia Limited (also known as Beijing Campus Media)	December 31, 2006	March 30, 2009	—	—	—	—	—	1,407	563	Poster Frame
Centramax Enterprises Limited (also known as Shantou Framedia)	January 01, 2008	January 30, 2009	—	293	—	—	—	379	241	Poster Frame
Advantage Way Limited (also known as iResearch)	May 01, 2007	July 31, 2010	2,250	—	—	—	—	6,767	N/A (4)	Internet Advertising
Hua Kuang Advertising Company Limited(1)	May 15, 2007	N/A	22,821	22,821	—	—	—	47,449	N/A	Outdoor Billboard
Appreciate Capital Ltd.(2)	September 30, 2006	N/A	—	—	—	—	—	2,804	N/A	Movie Theatre
Richcrest Pacific Limited (also known as Huangzhou Framedia)(1)	January 31, 2007	N/A	13,623	8,534	1,366	3,867	1,154	21,179	N/A	Poster Frame

				2009		2010
Acquired entity	Date of acquisition	Date of disposition	Estimated maximum amount of earn-out consideration provision as of December 31, 2008	Amount paid during 2009	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2009	Amount paid during 2010	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2010	Resolved contingent consideration (up to date of disposal or up to December 31, 2010 where applicable)	Loss on disposal	Area of operations
(in thousands of US$)
Wealthstar Holdings Limited (also known as Jiangsu Framedia)(1)	December 31, 2006	N/A	13,088	7,478	3,609	5,610	—	18,998	N/A	Poster Frame
Plantiworth Holdings Limited (also known as Liaoning Framedia)(3)	December 31, 2006	N/A	9,312	7,374	1,053	—	—	13,325	N/A	Poster Frame
Directwealth Holdings Limited (also known as Wuhan Framedia)(3)	December 31, 2006	N/A	7,261	4,303	1,720	1,720	—	9,441	N/A	Poster Frame
Sky Max Global Limited (also known as Zhonglian Framedia).(3)	September 01, 2007	N/A	17,665	12,943	2,565	10,920	—	24,622	N/A	Poster Frame
Brilliant Top Investment Limited (also known as Sichuan Framedia)(3)	January 01, 2008	N/A	10,546	6,350	1,318	1,318	—	8,770	N/A	Poster Frame
Fully Ascend Limited (also known as Zhengzhou Framedia)(1)	September 30, 2007	N/A	6,973	636	1,402	1,227		2,272	N/A	Poster Frame
Securacom Limited (also known as Changsha Framedia)(1)	January 01, 2008	N/A	18,987	6,640	6,495	9,762	—	17,870	N/A	Poster Frame
Crownsky Limited (also known as Ha’erbin Focus Media)(1)	March 01, 2007	N/A	4,452	2,381	—	1,061	35	4,205	N/A	LCD
Bestwin Partners Limited (also known as Zhengzhou Focus Media)(1)	October 01, 2006	N/A	3,357	1,564	220	1,297	1,125	5,314	N/A	LCD
Glomedia Holdings Limited (also known as Shijiazhuang Focus Media)(1)	December 01, 2006	N/A	2,635	1,755	251	—	259	3,433	N/A	LCD
Pear Commercial Inc. (also known as Jilin Focus Media)(1)	January 15, 2007	N/A	2,661	1,287	184	—	611	3,498	N/A	LCD
First Star Investment Limited (also known as Lanzhou Focus Media)(1)	September 15, 2007	N/A	1,867	547	—	—	—	614	N/A	LCD

			223,045	99,770	20,252	36,851	3,184

(1)	Not terminated nor re-negotiated.
(2)	No contingent consideration is estimated as ACL was loss making.
(3)	Renegotiated.
(4)	A gain on disposal resulted from the disposition

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

Since our internet advertising business, as a whole had been an underperforming segment, we decided to refocus our growth strategy on the organic growth of our core businesses, namely advertising through LCD display, poster frame, in-store and movie theater networks. We first disposed of the six acquired internet subsidiaries because the earn-out periods for each of these acquisitions were still in effect. However, due to significant accrued and potential contingent payments of those subsidiaries we could not locate a buyer willing to purchase these subsidiaries. Therefore, we negotiated with the respective original owners of these subsidiaries, who were the incumbent management, to cancel the accrued and potential contingent payments owed to them pursuant to the terms of the respective purchase agreements in exchange for the return of their respective businesses.

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

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of U.S. dollars)
Net revenues:
LCD display network(1)	$34,323	$54,250	$55,810	$64,116	$50,100	$72,387	$82,894	$92,022
In-store network(1)	6,344	8,967	7,646	7,389	7,662	10,868	9,408	9,839
Poster frame network(1)(2)	23,537	26,499	22,129	26,797	24,799	25,238	32,227	39,629
Movie theatre and traditional outdoor billboards(1)	19,211	14,762	12,487	12,597	14,138	13,873	12,818	18,174

Total advertising service revenue	83,415	104,478	98,072	110,899	96,699	122,366	137,347	159,664
Other revenues	3	95	197	5	55	143	5	36

Total revenues	83,418	104,573	98,269	110,904	96,754	122,509	137,352	159,700

Cost of revenues:
LCD display network	11,678	11,194	38,636	14,620	14,945	14,377	19,022	19,030
In-store network	4,267	6,025	11,490	2,388	5,219	6,123	5,996	6,094
Poster frame network(3)	12,345	12,858	52,550	17,648	18,448	19,298	21,670	25,071
Movie theatre and traditional outdoor billboards	14,164	10,884	9,486	10,551	9,922	10,833	10,597	14,906

Advertising service cost:	42,454	40,961	112,162	45,207	48,534	50,631	57,285	65,101
Other costs	—	93	194	3	—	110	1	28

Total cost of revenues	42,454	41,054	112,356	45,210	48,534	50,741	57,286	65,129

Gross profit (loss)	40,964	63,519	(14,087)	65,694	48,220	71,768	80,066	94,571

Operating expenses:
General and administrative	17,358	22,988	16,125	32,362	21,318	16,737	24,942	16,763
Selling and marketing	15,574	23,938	21,137	19,138	20,592	28,729	24,474	29,927
Impairment loss	9,271	24,145	16,203	14,027	5,736	—	—	—
Other operating (income) expenses	(2,671)	3,489	15,861	(3,568)	(3,796)	(1,353)	(2,699)	(6,296)

Total operating expenses	39,532	74,560	69,326	61,959	43,850	44,113	46,717	40,394

Income (loss) from operations	1,432	(11,041)	(83,413)	3,735	4,370	27,655	33,349	54,177
Interest income	1,413	1,215	981	1,337	1,717	1,064	2,667	1,812
Investment loss	—	—	—	—	(1,288)	—	—	—

Income (loss) from continuing operations before income taxes	2,845	(9,826)	(82,432)	5,072	4,799	28,719	36,016	55,989
Provision for income taxes	2,445	5,107	(4,819)	11,047	6,194	4,850	2,561	8,731

Net income (loss) from continuing operations	400	(14,933)	(77,613)	(5,975)	(1,395)	23,869	33,455	47,258
Net income (loss) from discontinued operations, net of tax	(6,073)	(7,816)	(47,028)	(50,695)	804	2,933	79,341	—

Net income (loss)	(5,673)	(22,749)	(124,641)	(56,670)	(591)	26,802	112,796	47,258
Net income (loss) attributable to noncontrolling interests	19	223	2,958	324	363	1,465	59	104

Net income (loss) attributable to Focus Media Holdings Limited shareholders	$(5,692)	$(22,972)	$(127,599)	$(56,994)	$(954)	$25,337	$112,737	$47,154

(1)	Advertising service revenue is presented net of sales taxes. The following tables present the unaudited quarterly sales taxes information:
(2)	Net revenues from our poster frame network includes the net revenues derived from LCD 1.0 picture frame devices in Tianjing, Kunming and Shijiazhuang.
(3)	Cost of revenues from our poster frame network includes the cost of revenues derived from LCD 1.0 picture frame devices in Tianjing, Kunming and Shijiazhuang.

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of U.S. dollars)
Sales taxes:
LCD display network	$3,987	$5,597	$4,502	$6,539	$5,273	$7,526	$8,755	$9,397
In-store network	671	933	804	784	826	1,129	981	1,026
Poster frame network	2,271	2,755	2,025	2,513	2,614	2,386	3,269	3,925
Movie theatre and traditional outdoor billboards	635	268	316	270	534	506	845	890

Total	$7,564	$9,553	$7,647	$10,106	$9,247	$11,547	$13,850	$15,238

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

•

LCD Display Network. Advertising service revenue from our LCD display network increased 42.6% from $208.5 million in 2009 to $297.4 million in 2010. 2010 was a year of strong and robust recovery in the advertising market compared to that of 2009. Our core business’s value proposition to advertisers is gaining momentum as the strength and effectiveness of our core business is becoming increasingly recognized by advertisers, especially the LCD display network. Meanwhile, the aggressive ad price hikes of traditional TV broadcasters have presented exciting growth opportunities to us. As a result, the 42.6% increase is primarily contributed by: a) the average selling price we charged to our customers increased by approximately 30% in our tier-1 cities and 10% — 15% in our tier-2 cities in 2010 compared to that of 2009; and b) the average utilization rate(1) of the LCD display network capacity has experienced a significant increase from 39% in 2009 to 52% in 2010.

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

Gross Profit. As a result of the foregoing, our gross profit declined by 42.2% from $270.1 million in 2008 to $156.1 million in 2009. Our overall gross margin decreased during the same period from 51.0% in 2008 to 39.3% primarily due to a significant decline in revenues from our LCD display network and poster frame networks as well as significant impairment charges to our idle equipment. Our gross margins for each of our businesses during these periods are presented in the foregoing table.

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

We had net cash used in investing activities of $158.2 million in 2009, primarily consisting of the following: (1) investment in available-for-sale equity securities of $29.3 million; (2) purchase consideration paid and deposits paid to acquire subsidiaries aggregating $92.1 million, primarily for poster frame and traditional outdoor billboard; (3) capital expenditures of $10.7 million; and (4) cash belonging to disposed subsidiaries of $27.3 million. We had net cash used in investing activities of $145.8 million in 2008, primarily consisting of the following: (1) cash in-flow from the sale of equity securities and bank notes of $91.1 million; (2) capital expenditures of $72.9 million, primarily for the purchase of digital poster frames and, to a minor degree, flat-panel digital displays; and (3) consideration paid and deposits paid to acquire subsidiaries aggregating $147.6 million, primarily for acquiring CGEN and for contingent consideration paid to the companies we acquired prior to 2008.

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

Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our most recent private offering to JJ Media Investment Holding Limited will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as the purchase of flat-panel digital displays and LED digital billboards, and increased location cost, share repurchase program, and payment of contingent considerations related to the acquisition of our poster frame business, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network will be sufficient to cover any such obligations. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our capital expenditures were made primarily to acquire and upgrade the flat-panel digital displays and digital frames for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2011, in an amount of approximately $35 million, to primarily consist of upgrading our flat-panel digital displays as we continue to expand our commercial location network, in-store network and poster frame network we also plan to launch our next generation of screens in seven cities in the second half of 2011. We believe these next generation screens will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers, which we believe is of great importance for our next era of growth. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.

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

Patents and Trademarks

We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel digital displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel digital displays. We currently hold design patents for our new model of flat-panel digital display and our software. We have the right to use several trademarks relating to the “Focus Media” brand name in China, South Korea, Taiwan, Japan and Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China.

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

Other than certain leasing arrangements relating to the placement of our flat-panel digital displays and office premises, as of December 31, 2010, we did not have any long-term debt obligations, operating lease obligations or purchase obligations.

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
(2)

Includes 113,501,185 ordinary shares beneficially owned by JJ Media Investment Holding Ltd. The business address of JJ Media Investment Holding Limited and Jason Nanchun Jiang is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Mr. Jiang has historically entered into agreements involving shares in Focus Media. For instance, on September 10, 2010, Mr. Jiang (through his wholly-owned subsidiary JJ Media Investment Holding Limited, or JJ Media) entered into three Capped Call Transactions, which transactions were subsequently amended on June 22, 2011, September 22, 2011 and November 25, 2011. Mr. Jiang (through JJ Media) entered into the Capped Call Transactions in order to gain synthetic economic exposure to Focus Media shares over time. Following the expiration date for each component of each Capped Call Transaction, upon settlement of such component, JJ Media has the right to receive an amount in cash representing any excess of the lesser of the agreed-upon cap price and the volume-weighted average price of the ADSs for the applicable expiration date over the agreed-upon strike price for the Capped Call Transaction. The cash amount receivable by JJ Media pursuant to the Options Agreements is subject to certain anti-dilution and other adjustments and modifications, including, without limitation, adjustments to the number of capped call options upon the occurrence of certain corporate events involving the Issuer or the ADSs. Under the original Options

Agreements, such cash amount (in the aggregate for all components) is paid by Goldman Sachs International, the counterparty to the Options Agreements, to JJ Media on the third business day following the expiration date for the last component. The amendments to these transactions had the effect of changing the timing of, and amount due upon, settlement of various components of the Capped Call Transactions. Since such Capped Call Transactions are cash-settled, settlement will not affect Mr. Jiang or JJ Media’s ownership of shares. Concurrently with entering into such Capped Call Transactions, JJ Media received aggregate proceeds of approximately $153.1 million as the selling shareholder in an underwritten public offering of 8.1 million ADSs, representing approximately 5.7% of our total outstanding share capital at the time. Mr. Jiang also made an US$11.0 million block trade purchase of our ADSs on November 22, 2011, representing approximately 0.5% of our total outstanding share capital. For additional information on these transactions and the related documentation, please refer to the Form 13D, as amended, filed by Mr. Jiang on November 25, 2011.
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

Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. Such agreements may be terminated by an agreement of all parties thereto. None of these arrangements provide our PRC operating affiliates with a right to exit with the payment of termination fees. Global Law Office, our PRC counsel, has advised us that, except for the occurrence of an event of force majeure, under the PRC Contract Law, the shareholders of the PRC operating affiliates or their shareholders with whom the VIE contract arrangements have been entered into will not have automatic statutory rights of unilateral termination, unless we fail to fulfill our obligations under the VIE contract arrangements to such extent that will trigger such rights. We have the capacity and every intention to fulfil each of our obligations under the VIE contract arrangements to ensure that these contracts are not unilaterally terminable by the other parties.In addition, subject to varied interpretation of laws, the shareholders of the PRC operating affiliates could be deemed to have the right to unilaterally terminate the voting rights proxy, provided that sufficient compensation is paid to the PRC operating subsidiary for its loss.

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

Equity Pledge Agreements

Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by certain of our new PRC operating affiliates, by and among the relevant PRC operating subsidiaries, the relevant PRC operating affiliates, the relevant shareholder of the relevant PRC operating affiliates has pledged his equity interest in the relevant PRC operating affiliates, to certain of the PRC operating subsidiaries to secure his obligations under certain of the relevant contractual control agreements to which each is a party, such as the obligations of the relevant PRC operating affiliates and the relevant shareholders under the call option agreements and voting rights proxy agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate, without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreements may not be enforceable until we complete registration procedures with the local SAIC. Under the equity pledge agreements, the pledgers have contractual obligations to use their best effort to register, and the relevant PRC operating affiliates have contractual obligations to use their best effort to cooperate with the pledgers in registering, the relevant equity pledges under each of the equity pledge agreements at applicable local branches of the SAIC. There is no separate other agreement with respect to the registration of the equity pledge agreements. See “Risk Factors — We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” elsewhere in this annual report.

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

Dividend Policy

We did not declare any dividends from our founding to January 10, 2012.

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. The dividends will be paid out on a quarterly basis in the calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively. The dividend payments commence in 2012 in respect of our non-GAAP net income for 2011.

Starting from 2012, we are also reserving up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year as funds that may be used, at our discretion, to increase the dividend payment or the size of our share repurchase program in effect at that time. The dividend and share repurchase fund policies will be reviewed by the board and management on an annual basis.

Future cash dividends will continue to be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. In addition, we can pay dividends only out of our profits or other distributable reserves. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. Any dividend will be distributed by the depositary, in the form of cash or additional ADSs, to the holders of our ADSs. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

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

•

On March 7, 2011, as part of our continued effort to divest non-core business, we entered into a definitive equity transfer agreement with an entity (GBL III Limited) controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of us and Shanghai OOH Advertisement Co., Ltd. (“OOH”), our subsidiary that controls our traditional billboard advertising business, in which GBL III Limited agreed to acquire a 30% equity interest in OOH from us for US$21 million, and the Management Entities agreed to purchase an aggregate 19% equity interest in OOH from us for US$13.3 million. The contemplated transactions were terminated early February 2012 and we continue to hold a 100% interest in OOH and the traditional billboard business;

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

•

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. The dividends will be paid out on a quarterly basis in the calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively. The dividend payments commence in 2012 in respect of our non-GAAP net income for 2011.

Starting from 2012, we are also reserving up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year as funds that may be used, at our discretion, to increase the dividend payment or the size of our share repurchase program in effect at that time. The dividend and share repurchase fund policies will be reviewed by the board and management on an annual basis.

Please see the section titled “Material Contracts” of Item 10.C. “Additional information”.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of five-to-one. For the period from April 1, 2009 to April 17, 2012 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$6.20 to a high of US$37.58 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the five most recent full financial years, each full financial quarter for the two most recent full financial years and each month since November 2010.

	SALE PRICE
	HIGH	LOW
	US$	US$
2007	66.30	33.50
2008	59.37	6.18
2009	10.35	4.84
2010	27.27	12.26
First Quarter	18.72	12.26
Second Quarter	18.48	14.36
Third Quarter	24.68	14.94
Fourth Quarter	27.27	20.60
2011	37.58	8.79
First Quarter	30.73	21.91
Second Quarter	37.58	25.77
Third Quarter	34.51	26.82
Fourth Quarter	32.93	8.79
October	27.91	15.76
November	28.60	8.79
December	22.87	18.11
2012 (through April 17)	30.08	18.03
January	22.98	18.03
February	24.89	20.24
March	30.08	23.54
April (through April 17)	25.98	23.38

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Repurchased	Average Price Paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,392,134	$15.36	2,393,134	$163,255,127
September 2010	9,523,810	$21.00	11,915,944	$163,255,117
December 2010	134,842	$22.25	12,050,786	$160,255,139
July 2011	1,956,310	$30.67	14,007,096	$150,255,111
August 2011	209,901	$28.56	14,216,997	$144,253,957
September 2011	484,107	$19.15	14,701,104	$134,969,511
October 2011	2,016,758	$19.83	16,717,862	$294,909,027
November 2011	3,205,859	$17.54	19,923,721	$238,612,748
December 2011	2,243,454	$19.86	22,167,175	$194,018,605

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. At the end of this program, we cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

On February 2, 2010, we announced that our board of directors has approved a share repurchase program. Under the terms of the approved program, we may repurchase up to US$200 million worth of our issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades. The authorized repurchase amount was subsequently increased to US$300 million in August 2010, US$450 million in June 2011 and US$650 million in October 2011. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. we expects to implement this share repurchase program over the course of the next 12 months, effective immediately, in a manner consistent with market conditions and the interest of the shareholders and in compliance with the company’s securities trading policy. Focus Media’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Focus Media plans to fund repurchases made under this program from its available cash balance.
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

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits

3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2**	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3†	Amended and Restated Deposit Agreement dated April 9, 2007 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-142820) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

Exhibit Number	Description of Exhibits

5.1*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of the corporate structure under PRC law.

8.1*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.4**	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5**	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd

10.6**	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.9**	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10**	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11**	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12**	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004. (Previously filed as Exhibit 10.10 to the Company’s registration statement on Form F-1 (File No.: 333- 146913), dated October 24, 2007.)

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004. (Previously filed as Exhibit 10.11 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003. (Previously filed as Exhibit 10.93 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communications Company, dated as of November 2004. (Previously filed as Exhibit 10.12 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.17**	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003. (Previously filed as Exhibit 10.20 to the Company’s registration statement on Form F-1 (File No.: 333- 125785), dated June 14, 2005.)

Exhibit Number	Description of Exhibits

10.18**	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003. (Previously filed as Exhibit 10.21 to the Company’s registration statement on Form F-1
(File No.: 333-125785), dated June 14, 2005.)

10.19**	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003. (Previously filed as Exhibit 10.22 to the Company’s registration statement on Form F-1
(File No.: 333-125785), dated June 14, 2005.)

10.20**	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.23 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.21**	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain then subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.13 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein. (Previously filed as Exhibit 10.98 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders. (Previously filed as Exhibit 10.97 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.50***	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Media Holdings Co., Ltd. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.70¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

Exhibit Number	Description of Exhibits

10.81¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.85[a]	Confirmation Letter, dated as of August 30, 2010, among Shanghai Focus Media Advertisement Co., Ltd., Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd.

10.98[b]	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.168[g]	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.181g†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182[a]	2010 Employee Share Option Plan.

10.183[a]	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184[a]	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185[a]	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186[a]	Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

10.187d	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

10.188Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

10.189[d]	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

10.190[z]	Securities Purchase Agreement by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein, dated December 30, 2010.

10.191[z]	Shareholders Agreement by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li and VisionChina Media Inc., dated January 13, 2011.

Exhibit Number	Description of Exhibits

10.192[z]	Registration Rights Agreement by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited and Front Lead Investments Limited, dated January 13, 2011.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

21.1[z]	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.
**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.
†	Previously filed with the Company’s negotiation statement on Form F-6 (File No. 333-142820), dated April 2, 2007.
***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.
¥	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.
a	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
b	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.
g	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
d	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated September 7, 2010 and incorporated by reference herein.
e	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated November 5, 2010 and incorporated by reference herein.
z	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference

††	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

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

Date: April 24, 2012

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

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

US GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the contractual arrangements between the Company and the VIEs, the Company controls the operating activities and holds all the beneficial interests of the VIEs and has been determined to be the primary beneficiary of the VIEs. The Company has concluded that such contractual arrangements are legally enforceable (see Note 3 for related risks and uncertainties).

Net income or loss of a subsidiary is attributed to the Company and to the noncontrolling interests either on the basis of relative ownership interest or in accordance with contractual agreements that specify a different allocation, such as in the case of VIEs. Noncontrolling interests in subsidiaries are presented separately from the Group’s equity therein.

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

The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home digital advertising networks, the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks. The Group determines the services are delivered when the advertisements are broadcasted according to the contracts, which set forth the type of device, the number of devices, location and number of buildings, broadcasting period, length of the advertisement and frequency of the advertisement to be broadcasted. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

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

3. Variable Interest Entities

The Group conducts substantially all of its operations through Focus Media Technology (Shanghai) Co., Ltd. and its subsidiaries (hereinafter collectively referred as “the PRC operating subsidiaries”). Due to PRC government restrictions that apply to foreign investment in China’s advertising industry, the Group’s advertising business has been historically conducted through contractual arrangements among the PRC operating subsidiaries and the VIEs, and their respective shareholders. Each of the contractual arrangements with the VIEs and their respective shareholders may only be amended with the approval of our audit committee or another independent body of the board of directors of the Company, and may be terminated by an agreement of all parties thereto.

The following is a summary of the material provisions of these agreements.

Transfer of Ownership When Permitted By Law

The equity owners of the relevant VIEs have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant VIEs, or all or part of the assets of the relevant VIEs, for a purchase price equal to the registered capital of the relevant VIEs, or such higher price as required under PRC laws at the time of such purchase, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law. The call option agreement will terminate when the equity interests in the VIEs is legally transferred to the relevant PRC operating subsidiaries.

Voting Arrangements

The equity owners of the VIEs have granted an individual designated by the relevant PRC operating subsidiaries the right to appoint all of the directors and senior management of the VIEs and all of their other voting rights as shareholders of the VIEs, as provided under the articles of association of each such entity, to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the VIEs and distributing dividends or other proceeds from the VIEs. The agreement is valid for twenty years and shall be automatically renewed for another one year when the term (whether original or extended, if applicable) of the agreement is due.

Equity Pledge Agreements

The equity owners pledge their respective equity interest in the relevant VIEs, to certain of the PRC operating subsidiaries to secure their obligations under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the VIEs, and acquiring certain of the Company’s regional distributors, respectively. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

dispose of their interest in the relevant VIE, without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreement is continuously effective until the full performance of the contractual obligations or the full repayment of the guaranteed liabilities as described in such agreement.

Loan Agreements

Loans were provided to the equity owners of the VIEs solely for the purpose of establishing or increasing the registered capital of the VIEs. The loans were granted without interest. The loans have 10-year duration and cannot be repaid before maturity without written approval from the lenders.

Risks in Relation to the VIE Structure

The Company has concluded that these contractual arrangements are legally enforceable and provide the Company with full control of the VIEs. However, the aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

•

The VIEs and their respective shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•

The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may not be properly registered or may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from our offshore parent company to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. Because the VIEs are domestic PRC enterprises owned by our nominee shareholders, we are not likely to finance their activities by means of direct capital contributions as well.

These contractual agreements provide the Company full control of the VIEs.

The call option agreements and voting arrangements provide the PRC Operating Subsidiaries effective control over the VIEs, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because the Company, through its PRC Operating Subsidiaries, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it has been deemed to be the primary beneficiary of the VIEs and has consolidated the respective VIEs since the date of execution of such agreements.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars except share data and unless otherwise stated)

The Company has not provided financial or other support during the periods presented to the VIEs that was not previously contractually required to provide.

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