Form 20-F
period 2011-12-31
Focus Media Holding LTD
filed 2012-04-27
CIK 1330017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

646,452,740 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registration was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FOCUS MEDIA HOLDING LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2010

i

SUPPLEMENTAL INFORMATION

In this annual report, unless otherwise indicated:

•	the terms “we,” “us,” “our company,” “our” and “Focus Media” refer to Focus Media Holding Limited, its subsidiaries and its consolidated affiliated entities;

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

•	“Allyes” refers to Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in March 2007 and subsequently disposed of in 2010;

•	“CGEN” refers to CGEN Digital Media Company Limited, and its consolidated subsidiaries and affiliates, which we acquired in January 2008 and disposed of in December 2008; and

•	This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2010 and 2011.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheets as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report.

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

In January 2010, certain employees and management of Allyes and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy-out an aggregate 38% interest in Allyes from the Company for a cash consideration of $13.3 million, which was determined based on the estimated fair value of $35 million as of January 1, 2010 which was derived from an income approach methodology. On July 30, 2010, the Company further sold its entire remaining 62% ownership to Silver Lake, a third party investor, at a cash consideration of $124 million. Therefore, the results of Allyes and its consolidated subsidiaries and affiliates have been classified as discontinued operations for all the periods presented.

	For the years ended December 31
	2007	2008	2009	2010	2011
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues:(1)
LCD displays	$184,643	$244,540	$208,799	$297,642	$444,365
In-store	27,444	60,719	30,346	37,777	56,374
Poster frame(2)	85,472	146,751	98,962	121,893	185,449
Movie theatre	5,259	10,335	9,436	18,095	50,835
Traditional outdoor billboard	32,046	66,843	49,621	40,908	55,597

Total net revenues	334,864	529,188	397,164	516,315	792,620

Cost of revenues:
LCD displays	52,648	80,451	76,418	67,513	85,847
In-store	23,502	61,834	24,170	23,432	20,582
Poster frame(2)	28,086	59,815	95,401	84,487	110,370
Movie theatre	2,941	6,598	7,063	13,849	25,753
Traditional outdoor billboard	25,555	50,346	38,022	32,409	47,092

Total cost of revenues	132,732	259,044	241,074	221,690	289,644

Gross profit	202,132	274,144	156,090	294,625	502,976

Operating expenses:
General and administrative	42,452	79,162	88,833	79,760	127,013
Selling and marketing	53,523	82,258	79,787	103,722	147,717
Impairment loss	—	377,629	63,646	5,736	—
Other operating expenses (income), net	(7,615)	183,113	13,111	(14,144)	(16,138)

Total operating expenses	88,360	722,162	245,377	175,074	258,592

Income (loss) from operations	113,772	(452,018)	(89,287)	119,551	244,384
Investment loss	—	—	—	1,288	—
Interest income	9,239	7,130	4,946	7,260	15,539
Interest expense	17	—	—	—	717

Income (loss) from continuing operations before income taxes	122,994	(444,888)	(84,341)	125,523	259,206
Income taxes	5,912	25,278	13,780	22,336	54,761
Loss from equity method investee	—	—	—	—	43,633

Net income (loss) from continuing operations	117,082	(470,166)	(98,121)	103,187	160,812
Net income (loss) from discontinued operations, net of tax	28,048	(300,672)	(111,612)	83,078	—

Net income (loss)	145,130	(770,838)	(209,733)	186,265	160,812
Less: Net income (loss) attributable to noncontrolling interests	694	(150)	3,524	1,991	(1,865)

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$144,436	$(770,688)	$(213,257)	$184,274	$162,677

Income (loss) per share from continuing operations — basic	$0.20	$(0.73)	$(0.15)	$0.15	$0.24

Income (loss) per share from continuing operations — diluted	$0.19	$(0.73)	$(0.15)	$0.14	$0.23

Income (loss) per share from discontinued operations — basic	$0.05	$(0.47)	$(0.17)	$0.12	$—

Income (loss) per share from discontinued operations — diluted	$0.05	$(0.47)	$(0.17)	$0.11	$—

Income (loss) per share — basic	$0.24	$(1.20)	$(0.33)	$0.26	$0.24

Income (loss) per share — diluted	$0.24	$(1.20)	$(0.33)	$0.25	$0.23

Shares used in calculating basic income (loss) per share	590,387,396	643,989,522	651,654,345	707,846,570	671,401,000

Shares used in calculating diluted income (loss) per share	608,326,450	643,989,522	651,654,345	731,658,265	693,971,258

	As of December 31
	2007	2008	2009	2010	2011
	(In thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$450,416	$142,434	$568,159	$454,476	$331,218
Other current assets(3)	431,043	665,137	269,279	397,885	701,665
Non-current assets	1,258,079	724,723	556,005	531,799	708,554
Total assets	2,139,538	1,532,294	1,393,443	1,384,160	1,741,437
Total current liabilities	276,287	318,864	197,056	172,719	364,410
Total non-current liabilities	6,394	13,540	5,435	9,998	104,205
Total liabilities	282,681	332,404	202,491	182,717	468,615
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2007, 2008, 2009, 2010 and 2011; 640,230,852, 646,081,710, 725,278,005, 677,934,625 and 646,452,740 shares issued and outstanding in 2007, 2008, 2009, 2010 and 2011, respectively)	32	32	36	34	32
Other equity	1,854,912	1,197,752	1,189,088	1,200,445	1,253,138
Total Focus Media Holdings Limited shareholders’ equity	1,854,944	1,197,784	1,189,124	1,200,479	1,253,170
Noncontrolling interests	1,913	2,106	1,828	964	19,652
Total equity	1,856,857	1,199,890	1,190,952	1,201,443	1,272,822

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $20.3 million, $24.7 million, $20.6 million, $31.0 million and $42.2 million in 2007, 2008, 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our in-store network amounted to $2.8 million, $6.3 million, $3.2 million, $4.0 million and $5.3 million for 2007, 2008, 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our poster frame network amounted to $7.9 million, $13.9 million, $9.6 million, $12.2 million and $17.1 million, for 2007, 2008, 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our movie theater network amounted to $0.3 million, $0.6 million, $0.3 million, $1.9 million and $2.5million for 2007, 2008, 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our traditional outdoor billboards amounted to $1.0 million, $2.2 million, $1.2 million, $0.8million and $1.1 million for 2007, 2008, 2009, 2010 and 2011, respectively. Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 3.0% of our gross advertising service revenue. Commencing from January 1, 2011, the maximum cultural industries tax levied was reduced from 4% to 3%.
(2)	The net revenues and cost of revenues from our poster frame network include the respective net revenues and cost of revenues derived from our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.
(3)	Other current assets equal to total current assets less cash and cash equivalents.

In our earnings release for the fourth quarter and full year 2011 released on March 19, 2012, we announced a change in classification of the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division, and we are now revising the data for years 2007, 2008, 2009, 2010 and 2011 to reflect this change in categorization and thereby align our operating and financial data with respect to the LCD 1.0 picture frame devices. In order to help investors gain a better understanding of our media platform and the differentiations between different types of devices, and to align this operating metric with our internal financial reporting, starting from the fourth quarter of 2011 the Company has decided, for screen count purposes, to re-categorize the LCD 1.0 picture frame devices from the LCD display network into the poster frame network. Historically, for screen count purposes the Company categorized the LCD 1.0 picture frame devices in the division of LCD display network because those devices were developed by the Company’s LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have been and continue to be categorized under the poster frame network.

We are providing the following breakdown of operating data to clarify these changes and will use this method of classification going forward.

	As of December 31
	2007	2008	2009	2010	2011
	(In thousands)

Selected Operating Data:
Number of LCD screens in our LCD display network:
— Our direct cities(1)	82,375	86,961	90,645	96,506	113,859
— Our regional distributors(2)	4,765	5,436	5,411	6,659	8,256

Total number of LCD screens(1)	87,140	92,397	96,056	103,165	122,115
Number of LCD 2.0 digital picture screens	20,210	26,291	26,337	33,333	33,636

Total displays in the LCD display network(1)	107,350	118,688	122,393	136,498	155,751

Number of displays in our in-store network(3)	49,452	42,824	44,517	48,179	50,076

Number of stores in our in-store network(3)	4,063	3,275	3,097	2,858	2,801

Number of installed frames in our poster frame network(1)(4)
Frame 1.0 picture frames(1)	184,597	299,514	233,717	328,089	445,126
Frame 2.0 digital picture screens	10,819	34,195	35,972	35,810	35,050

Total displays in the poster frame network(1)	195,416	333,709	269,689	363,899	480,176

(1)	Pursuant to the re-classification described above, the data presented here reflect the re-classification of 4,948, 9,345, 8,613, 28,077 and 30,804 LCD 1.0 picture frame devices as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively, from the LCD display network to the poster frame network under Frame 1.0 picture frames to align our operational and financial data.
(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.
(3)	Operating data for our in-store network does not include data from CGEN’s business and operations.
(4)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market. Data includes both traditional poster frames and, for periods starting from June 30, 2007, digital frames.

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

For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB6.2939, which was the prevailing rate on December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4475	6.6364	6.2939	6.2939
October	6.3710	6.3825	6.3534	6.3547
November	6.3564	6.3839	6.3400	6.3765
December	6.3482	6.3733	6.2939	6.2939
2012 (through April 20)	6.3018	6.3330	6.2935	6.3080
January	6.3119	6.3330	6.2940	6.3080
February	6.2997	6.3120	6.2935	6.2935
March	6.3125	6.3315	6.2975	6.2975
April (through April 20)	6.3052	6.3150	6.2975	6.3080

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

As of December 31, 2010, our PRC operating affiliates accounted for $438.8 million of our assets, of which $397.8 million consisted of goodwill associated with acquisitions conducted in the early stages of our corporate history. Excluding goodwill, assets of our PRC operating affiliates accounted for 3.3% of our total assets as of December 31, 2010, composed primarily of cash and cash equivalents, rental deposits and accounts receivable.

Currently, our consolidated variable interest entities hold less than 20% of the leases used in the operation of our LCD display network, in-store network and movie theater network. Net revenues generated by our PRC operating affiliates accounted for approximately 1.5% of our net revenues in 2011. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take certain actions, for example, transferring the equity ownership of our consolidated variable interest entities from our nominee shareholders to our PRC operating subsidiaries which are directly owned by non-PRC subsidiaries of ours, which we collectively refer to as wholly-foreign owned, or WFOE operating subsidiaries, which may result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business. If we are unable to continue operating the businesses using the leases held by our PRC operating affiliates and unable to renegotiate new leases through our PRC operating subsidiaries, we may not be able to collect the 1.5% of our net revenues currently derived from our PRC operating affiliates. In addition, we may lose access to the assets of our PRC operating affiliates, excluding goodwill, which represent 3.3% of our total assets

Further, if our consolidated variable interest entities are deconsolidated and the PRC authorities did not allow us to transfer the operational assets of our consolidated variable interest entities to our WFOE operating subsidiaries, in order to continue operating the businesses of our consolidated variable interest entities, our consolidated variable interest entities may need to terminate the leases they hold and we may need to negotiate new leases for the underlying properties through our WFOE operating subsidiaries. Such termination and renegotiation may entail additional administrative and legal costs and we may not be able to obtain similarly favorable terms for such properties.

Furthermore, advertising businesses conducted by our WFOE operating subsidiaries are subject to certain risks associated with PRC laws and regulations on foreign investment in the advertising businesses in China. See “—If the PRC government determines that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to penalties which may materially and adversely affect our business or financial condition.” Increasing the proportion of our business conducted by our WFOE operating subsidiaries increases our exposure to certain risks associated with such laws and regulations while mitigating other risks.

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

Substantially all of our operations are or will be conducted through our PRC operating subsidiaries and through our contractual arrangements with our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. Generally we do not currently directly operate an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in the advertising industry. Thus, our non-PRC subsidiaries and our WFOE operating subsidiaries are ineligible to apply for the required licenses for providing advertising services in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. However, current PRC regulations do not restrict domestic companies controlled by WFOEs through contractual arrangements from operating advertising businesses. As such, in the early stages of our corporate history, our advertising businesses were initially provided, and most businesses we acquired from third parties were provided, through contractual arrangements between our WFOE operating subsidiaries and our PRC operating affiliates. Nevertheless, PRC governmental authorities may in the future deem that such business operations by domestic companies controlled by WFOEs evade the qualifications requirements on foreign investment in the advertising industry, and thus, restrict our business operations.

However, despite these restrictions, the PRC restriction on foreign investment in the advertising industry does not expressly apply to the investment activities of WFOEs, and starting from late 2007, the advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Thus, WFOEs may establish subsidiaries in China to operate advertising business directly in China. As such, certain of our indirect PRC operating subsidiaries succeeded in obtaining the required licenses for providing advertising services in China. However, the PRC governmental authority may determine in the future that such indirect investments evade the qualification requirements on foreign investment in the advertising industry and thus bans such investment activities.

For the year ended December 31, 2011, approximately 98.5% of our net revenue was generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOEs, and 1.5% of our net revenue was generated by our PRC operating affiliates, which we control through contractual arrangements. All of the revenues generated by our indirect PRC operating subsidiaries may be distributed to our WFOEs as dividends without reliance on contractual arrangements between any of our entities. Such revenues may then be further distributed to offshore entities, including Focus Media Holding Limited, by our WFOEs following the applicable SAFE registrations and procedures. All of the revenues generated by our PRC operating affiliates are available to us for general business operations in China. Although we have been migrating business from the PRC operating affiliates to our indirect PRC operating subsidiaries and intend to reduce our reliance on our contractual relationships with our PRC operating affiliates and increase the portion of our advertising revenues generated from our indirect PRC operating subsidiaries, we expect to continue to rely on our PRC operating affiliates, to operate a portion of our advertising business for the foreseeable future, given the time and financial costs required for converting these PRC operating affiliates into our indirect subsidiaries or transferring their business to our PRC operating subsidiaries. We currently do not have any plans to terminate existing contractual relationships with our PRC operating affiliates, although our reliance on such relationships has decreased over time. As of December 31, 2011, our PRC operating affiliates accounted for $461.7 million of our assets, including $399.1 million in goodwill associated with acquisitions conducted in the early stages of our corporate history, as well as $5.5 million in goodwill associated with our acquisition in 2011 of a controlling interests in Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd , or Enjoy Media, which we operate through a VIE structure, because Enjoy Media distributes electronic coupons via Q.com.cn which may require an Internet content provider, or ICP, license in the future and because it operates in an area in which direct foreign ownership is subject to certain conditions and restrictions. Excluding goodwill, assets of our PRC operating affiliates accounted for approximately 3.3% of our total assets excluding goodwill as of December 31, 2011.

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

Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2009, 2010 and 2011, we made total appropriations of $10,765,735, $21,211,346 and $10,214,705 respectively, including the reserve funds of our PRC operating subsidiaries and PRC operating affiliates. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. As of December 31, 2011, the amount of these restricted portions was approximately $234.1 million. Our PRC operating affiliates have historically not paid dividends to us from their accumulated profits, as we do not own any direct equity interest in these operating affiliates and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future. All of the reserve funds of our PRC operating subsidiaries and affiliates are generally available to us to use in expanding our business in China. Any limitation on the ability of our WFOE operating subsidiaries to receive distributions from their respective subsidiaries or pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

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

We may be deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to PRC taxation on our worldwide income.

The PRC Enterprise Income Tax Law, or the New Law, and the implementation regulations to the New Law issued by the PRC State Council, became effective as of January 1, 2008. The New Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the New Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Further, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82 on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or Circular 82, which took effect on January 1, 2008. According to Circular 82, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) primary property, books and accounts, company seals and board and shareholder meeting minutes are kept or placed within China; and (iv) 50% or more of the directors with voting rights or senior management habitually reside within China. According to Circular 82, in determining the location of de facto management, “substance over form” principle should be followed. On July 27, 2011, SAT issued a notice of Interim Measures on Corporate Income Tax of Offshore Companies Controlled by PRC Companies as Resident Enterprises, which took effect on September 1, 2011. It further implements Circular 82 in detail, as well as clarifying that SAT or its local competent branch shall investigate an entity once it discovers such entity may satisfy the conditions set out in Circular 82, including requesting such entity to provide all relevant materials requested. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 and the investigating approach SAT may take as set out in its implementation measures may be used as references to the SAT’s view on this issue.

Most of our major board decisions, such as those relating to strategic planning, significant investments, raising fund and all matters related to capital market activities are made outside of the PRC. We have an office in Hong Kong and appointed a General Manager of Sales in July 2010, who habitually resides in Hong Kong. Our Chief Financial Officer, appointed in January 2010, also spends most of his time in our office located in Hong Kong and is in charge of the Company’s investments, financial management, internal control and compliance. In addition, our senior management spends a significant amount of time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being deemed a PRC tax resident is low. However, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which would have an adverse effect on our effective tax rate and net income.

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

These regulations may affect our financial status, business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. We require our shareholders who are PRC residents or have PRC residents as its beneficial owner to comply with these SAFE regulations. However, we may not be fully informed of the identities of all our beneficial shareholders who are PRC citizens or residents, and we cannot compel our beneficial shareholders to comply with SAFE regulations. We cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied or will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, much uncertainty remains concerning the reconciliation of these regulations with other approval requirements. It is unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.

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

Furthermore, relevant SAFE implementation rules promulgated in 2007, as revised in 2011, require foreign-invested enterprises to disclose the ultimate ownership in them by PRC resident shareholders or beneficial owners to SAFE when they apply for the initial foreign exchange registration. In practice, SAFE may require foreign-invested enterprises to make such disclosure as well when they make subsequent foreign exchange registration in relation to their capital increase. Given these requirements, we typically engage an outside agent for the purposes of filing foreign exchange registrations on behalf of our subsidiaries. Despite these efforts, such disclosure was not made when one of our WFOE operating subsidiaries applied for its initial foreign exchange registration and when another WFOE operating subsidiary filed a subsequent foreign exchange registration in relation to its capital increase. The existing and future failures by our WFOE operating subsidiaries to make such disclosure may inhibit their ability to pay dividends to us.

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

See “Exchange Controls” in Item 10. “Additional Information” in this annual report.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC residents may subject such employees or us to fines and legal or administrative sanctions.

State Administration of Foreign Exchange, or SAFE promulgated regulations that require PRC residents who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan, through such overseas-listed company’s PRC subsidiary or branch located in the PRC, any other PRC entity that is under control of such overseas-listed company or other qualified PRC agents, or collectively the PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan and to open a special foreign currency account and apply for fund transfer and conversion into RMB. More specifically, the PRC agent will have to apply for the annual quota of fund transfer and currency conversion, including transferring of overseas share sale proceeds to the PRC and converting such proceeds from US dollars to RMB. In addition, an offshore entity is required to be appointed to act as trustee to handle share transfer transactions or options exercises relating to the share option or other share incentive plan. We and our PRC resident employees who have been granted share options, or PRC option holders, are subject to these rules. We attempted to comply with these rules. The initial SAFE registration of the share option or other share incentive plan was completed in April 2011 with quota for the year ended December 31, 2011 being granted by the SAFE at the same time. We are currently in the process of applying for quota for the year ended December 31, 2012. If we or our PRC option holders fail to comply with these rules in a timely manner or at all, we or our PRC option holders may be subject to fines and other legal sanctions.

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

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

We will have to defend against lawsuits described in Item 8 of this annual report, “Financial Information — Consolidated statements and other financial information — Legal Proceedings,” including any appeals of such lawsuits should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

Our business may be negatively affected by adverse publicity.

Adverse publicity and damage to our reputation arising from our failure or perceived failure to comply with legal and regulatory requirements, alleged financial reporting irregularities, increasing regulatory and law enforcement scrutiny, and regulatory action or litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements, could result in adverse publicity. For instance, in late 2011 and early 2012 we were subject to significant negative publicity resulting from reports published by a short seller of our ADSs. This negative publicity resulted in significant volatility in the trading price of our ADSs and also led to the filing of a shareholder class action lawsuit against us alleging that our filings and earnings releases contained certain material misstatements and omissions. Such adverse publicity could result in reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, affect our ability to attract and retain key personnel, affect our ability to maintain access to the capital markets, or have other material adverse effects on us in ways that are not predictable.

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

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. Although there have been signs of recovery in the United States in early 2012, since late 2009, there have also been growing concerns of another global economic downturn triggered by the failure of certain European countries to finance their budget deficits or service their debt levels. In addition, in early March 2012, China pared its economic growth target to 7.5% from an 8% goal that has been in place since 2005. As a result of such economic downturns, growth in consumer spending in China slowed which resulted in a corresponding slowdown in advertising spending growth. If there is another deterioration in economic conditions, our revenues, net income and results of operations could be materially adversely affected.

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

In accordance with PRC Property Law, landlords enjoy property rights over public areas or facilities of residential or commercial properties. In substantially all cases, we obtain prior approval from relevant landlords or property managers, before installing any of our advertising equipment in a location. For office buildings, in substantially all cases, we obtain prior approval directly from landlords, and only execute placement agreements with property managers that such landlords authorized and designated to us. For supermarkets and convenience stores, in substantially all cases, we obtain consents from and execute placement agreements directly with the market or store owners who have the exclusive right to operate the site. For residential locations, in a majority of cases, we execute placement agreements with property managers and, in a minority of cases, property owners’ committees.

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

Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. For 2009, 2010 and 2011, our location costs accounted for 48.9%, 60.7% and 64.6% of our cost of revenues and 29.7%, 26.1% and 23.6% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel digital displays, advertising poster frames and traditional and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected. In addition, in more developed cities, it may be difficult to increase the number of desirable locations in our network because most such locations have already been occupied either by us or by our competitors, or in the case of outdoor traditional and LED billboards, because the placement of outdoor installments may be limited by municipal zoning and planning policies. In recently developing cities, the supply of desirable locations may be small and the pace of economic development and construction levels may not provide a steadily increasing supply of desirable commercial and residential locations. If, as a result of these possibilities, we are unable to increase the placement of our advertising networks into commercial and residential locations that advertisers find desirable, we may be unable to expand our client base, sell advertising time slots and poster frame space on our network or increase the rates we charge for time slots and poster frame space, which could decrease the value of our network to advertisers.

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

As of December 31, 2011, we covered approximately 33 out of the approximately 114 cities where we provide our LCD display network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel digital displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media”, “Framedia” and other brand names and logos. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our LCD display network that they operate independently, and our regional distributors may include advertising content on their part of the LCD display network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Accordingly, our management assessed our effectiveness of internal control over financial reporting as of December 31, 2011 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. Nevertheless, we cannot assure you that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. If we are unable to implement solutions to any deficiencies in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

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

As we continue to expand into new networks and new media platforms, we expect the percentage of revenues derived from our LCD display network to decline. However, the new advertising networks and media platforms we pursue may not present the same opportunities for growth that we have experienced with our LCD display network and, accordingly, we cannot assure you that the level of growth of our networks will not decline over time. Moreover, we expect the level of growth of our LCD display network to decrease as many of the more desirable locations have already been leased by us or our competitors.

We rely on a small number of suppliers for our LCD display network equipment.

We rely on a small number of suppliers for certain of the equipment used in our LCD display network. In 2011, the majority of our LCD display equipment, in terms or dollars spent, was purchased from one supplier. If, as a result of a change our relationship with our suppliers, for any reason, we can no longer obtain LCD display equipment in the same quantities, or at all, or on favorable terms, we will need to find other suppliers for our LCD display equipment. Such alternative suppliers may not be able to provide equipment of the same or comparable quality as our existing suppliers, may not be as reliable or responsive to our purchase orders and requests, or may otherwise not provide the same level of service as our existing suppliers. As a result, if we are no longer able to source equipment from our current suppliers, our maintenance, enhancement and expansion of our business may be adversely affected.

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

The market for advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 21-inch and17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We also upgraded portions of our poster frame network with digital poster LCD displays. Our movie theater network provides advertising time prior to movie screenings by leasing screen time. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. In addition, the local authorities may issue temporary restriction or prohibition on outdoor advertising at the regional level in light of public events of large scale held locally. For example, the Shanghai local government issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and restrictive rules for applying for outdoor advertising for the period of preparation and hosting of World EXPO 2010, which ended on October 31, 2010. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

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

As an advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our LCD display network each of them operates. In general, the advertisements shown on our advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our LCD display network. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our LCD display network, poster frame network, movie theater or outdoor traditional or LED billboard network are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant. In addition, we commenced operation of our traditional billboard network in January 2007. The placement and installation of traditional billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each traditional billboard subject to a term of use for a period of time, which is typically no more than two years for traditional billboards. If the existing traditional billboards placed by our location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of traditional billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2011, we do not expect to be a PFIC for 2012, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for the purpose of the PFIC rules. If it is determined that we do not own the stock of our consolidated variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for 2012 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Taxation — United States Federal Income Taxation”.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our operating affiliates. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with Focus Media Advertisement and its subsidiaries and shareholders, and other foreign investors, including you.

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

The PRC Enterprise Income Tax Law, or the New Law, and the implementation regulations to the New Law issued by the PRC State Council, became effective as of January 1, 2008. Under the New Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New Law subject to relevant transaction rules. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a 15% enterprise income tax rate.

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

Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. was qualified for the transitional rule under Circular 39 and thus enjoyed 0% for 2008 and enjoy a 50% reduction off the tax rate from 2009 through 2011. Accordingly, for the years ended December 31, 2009, 2010 and 2011, Beijing Focus Media Wireless Co., Ltd., was subject to a preferential tax rate of 10%, 11% and 12%, respectively.

Focus Media (China) Information Technology Co., Ltd. was incorporated on August 22, 2008 in one of the specific areas designated by the State Council, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media (China) Information Technology Co., Ltd. is exempted from the EIT for the two years ended December 31, 2010 and 2011 and will enjoy a 50% tax deduction for the next three years.

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

The New Law also provides that dividend income between “qualified resident enterprises” is exempted income, which may imply that dividends we receive from our PRC subsidiaries would be exempt from income tax if we are treated as a PRC resident enterprise for tax purposes, but we cannot assure you that we will be able to obtain such treatment for dividends paid to us by our PRC subsidiaries. Moreover, if we are deemed to be a PRC resident enterprise under the New Law, a foreign investor in us may be able to claim the benefits of any income tax treaty between his or her resident country and China. We cannot assure you, however, that treaty benefits will be available to you (for example with respect to the withholding tax rate on dividends) even if we are deemed a PRC resident enterprise.

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

We may in the future need to procure an Internet content provider, or ICP, license in connection with the operations of our newly acquired operating affiliate, Enjoy Media. If it is determined that such license is required and we are unable to successfully procure such license, we may be subject to fines, penalties or other sanctions

In 2011, we acquired a controlling interest in Enjoy Media, a start-up company that is mainly engaged in the research and development of Q.com.cn (which focuses on distribution of electronic coupons), and related mobile phone applications. Under applicable PRC regulations relating to Internet information services, an ICP is required either (i) to obtain an ICP license from the Ministry of Industry and Information Technology, or MIIT, if it engages in a profitable online service, or (ii) to make a filing with the MIIT if it engages in a non-profitable online service. As of the date of this annual report, no significant revenue has been generated by Enjoy Media. As a result, we made the requisite filing with the MIIT in 2011 with respect to Q.com.cn. However, the distinction between profitable and non-profitable online service is unclear in practice and our online distribution of electronic coupons may be deemed as a profitable online service by the relevant authorities. In addition, our future business plan for Enjoy Media may involve businesses which are more commonly regarded as profitable online services. To ensure full compliance with PRC laws and regulations, we will apply for an ICP license if the authorities deems us to be a profitable ICP or our future business direction requires us to. If we are required to apply for an ICP license and are not successful in acquiring such license, Enjoy Media could face fines or other sanctions.

The strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our ordinary shares or ADSs.

        Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, in connection with the New Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, we and certain of our subsidiaries and affiliates may be subject to additional income tax on capital gains generated from their disposition of relevant equity interests in 2009 and 2010. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.

By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and thus impose PRC income tax to a transfer of equity in an offshore company. Further, non-resident enterprises may be required to file with the PRC tax authorities to report their indirect transfer of equity interests in a PRC resident company if the transferred offshore holding vehicles are incorporated in a tax jurisdiction where the effective income tax rate is less than 12.5% or if the income of its residents derived outside of such jurisdiction is free of income tax. It is not clear to what extent the holders of our shares or ADS will be subject to these requirements. We have conducted and may conduct acquisitions and dispositions involving complex corporate structures, but we may not be able to make timely filing with the PRC tax authorities as requested. The PRC tax authorities may, at their discretion, impose or adjust the capital gains on us for any of our historical or future acquisitions and dispositions or on the holders of our shares or ADSs for their disposition of our shares or ADSs or request us or the holders of our shares or ADSs to submit additional documentation for their review in connection with any relevant acquisitions or disposition, and cause us or the holders of our shares or ADSs to incur additional costs.

PRC rules on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

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

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, on August 25 2011, the PRC Ministry of Commerce promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. Under the Ministry of Commerce Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors that raise concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The application and interpretation of the Ministry of Commerce Security Review Rules remain unclear. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule and Ministry of Commerce Security Review Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

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

Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of December 30, 2011, the Renminbi had appreciated approximately 31.5% against the U.S. dollar since July 21, 2005. On April 20, 2012, the Renminbi was valued against the U.S. dollar at approximately RMB6.3080 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes

        From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries. Cases of swine flu were reported in Hong Kong and mainland China. A new outbreak of SARS or an outbreak of avian or swine flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our LCD display and poster frame advertising services. Any recurrence of the SARS outbreak, an outbreak of avian or swine flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences could severely impact the value of our LCD display and poster frame networks to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations. In addition, losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China.

Similarly, war (including the potential of war), terrorist activity (including threats of terrorist activity), natural disasters, social unrest, geopolitical uncertainty or international conflict may also have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected and our reputation may be harmed.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. From July 13, 2005 to April 26, 2012, the closing prices of our ADSs on the Nasdaq Global Market has ranged from a low of $5.12 to a high of $65.10 per ADS and the last reported sale price on April 26, 2012 was $23.72. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of one-to-10. Starting April 11, 2007, we reduced this ratio to five-to-one. All ADS trading prices on the Nasdaq set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of one-to-five. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.

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

Jason Nanchun Jiang beneficially owns approximately 17.9% of our outstanding ordinary shares through his investment entity JJ Media Investment Holding Limited. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Further, Jason Nanchun Jiang is also one of three shareholders of certain of our affiliated PRC entities with which we have contractual arrangements that are essential to our business. The continuing cooperation of these PRC affiliated entities, and their shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us.

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

In addition, some actions require the approval of a supermajority of at least two thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve terms of three years each, which terms are not staggered. The length of these terms could present an additional obstacle against the taking of an action, such as a merger or other change of control, which could be in the interest of our shareholders.

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

On September 13, 2010, Jason Nanchun Jiang, through JJ Media Investment Holding Limited, sold 8,100,000 of our ADSs at a price of $18.90 per ADS.

On November 22, 2011, Mr. Jiang made an US$11.0 million block trade purchase of our ADSs, representing approximately 0.5% of our total outstanding share capital at the time.

On December 30, 2010, we signed an agreement to purchase, and on January 13, 2011, we paid approximately $61.0 million for, 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“VisionChina”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems. The purchase price was calculated as the greater of (1) the average closing price of VisionChina ADSs in the 20 trading days preceding the purchase plus $0.10 per share and (2) the closing price of VisionChina ADSs on the date immediately preceding the purchase plus $0.05 per share, which resulted in a per-share purchase price of $3.979.

On June 22, 2011, we announced an increase in the size of our share repurchase program to US$450 million and to extend the termination date of the repurchase plan to December 31, 2013. On October 3, 2011, we announced our intention to increase the size of the share repurchase program from US$450 million to US$650 million while keeping the termination date of the repurchase plan at December 31, 2013. As of April 27, 2012, approximately $171 million remained available for the repurchase program.

In December 2011, Shanghai Focus Media Defeng Advertisement Co., Ltd., or Focus Media Defeng Advertisement, acquired control of Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd., or Enjoy Media, for RMB5.1 million. Enjoy Media is start-up company that is mainly engaged in the research and development of Q.com.cn (which focuses on distribution of electronic coupons), and related mobile phone application. As of the date of this annual report, no significant revenue has been generated by Enjoy Media. Enjoy Media’s results are included within our LCD display business. Focus Media Defeng Advertisement effectively obtained a 51% controlling interest in Enjoy Media through a series of contractual arrangements with Enjoy Media, whereby July Lilin Wang, our financial controller, serves as our nominee shareholder of record for the 51% equity interest in Enjoy Media. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. Non-GAAP net income is calculated excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity method investee, impairment charges of goodwill, loss from the write-off of certain assets of previously acquired subsidiaries and the profit from the disposal of the previously acquired business. A dividend of $17.9 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012. Dividends will also be paid out on a quarterly basis in the calendar year to shareholders of record as of June 30, September 30 and December 31 respectively. The dividend payments commence in 2012 in respect of our non-GAAP net income for 2011.

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

The following is a summary description of the networks we operate:

•

our LCD display network, which refers to our network of flat-panel digital displays placed in high-traffic areas of commercial, residential and public buildings, such as malls, hotels and the lobbies of apartment buildings, marketed to advertisers as separate channels targeting different types of consumers, including our premier A1 channel, premier A2 channel, and LCD 2.0 digital picture screens channel;

•

our poster frame network, which refers to our network of traditional picture and digital advertising poster frames placed mainly in the elevators and public areas of commercial or residential buildings;

•

our in-store network, which refers to our network of flat-panel digital displays placed in specific product areas inside stores with high-traffic concentrations such as selected consumer product sections and the main aisles in large-scale chain retail stores, or hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our movie theater advertising network, which refers to our right to sell advertising time on movie screens prior to movie screenings at movie theaters in China; and

•

our traditional outdoor billboards, which refers to a traditional advertising business of large outdoor billboards. This portion of our network is operated by Hua Kuang Advertising Company Limited (“Hua Kuang”), Shanghai OOH Advertisement Co., Ltd. and other PRC subsidiaries under Hua Kuang (collectively referred to as “OOH”). The OOH business consists of advertising services focused on giving advertisers access to traditional outdoor billboards. OOH owns or leases the billboards from landlords and other agencies, and provides such billboards to the advertisers who want to put advertisements in such spaces. As we have historically been primarily a digital outdoor advertising company that places advertising assets in innovative locations, such as office lobbies and elevator banks, that target specific demographics and a company that directly owns (not leases) its outdoor media assets, the business of OOH is not considered a part of our core business.

Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2011, we operated our LCD display network directly in approximately 81 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen. As of December 31, 2011, we covered approximately 33 additional cities through contractual arrangements with regional distributors. Between January 1, 2011 and December 31, 2011, the number of displays in our LCD display network increased from 136,498 to 155,751. As of December 31, 2011, our in-store network covered 1,576 hypermarkets, 217 supermarkets and 1,008 convenience stores. The number of displays installed in our in-store network was 50,076 as of December 31, 2011. The total number of non-digital frames and LCD 1.0 picture frame devices available for sale on our poster frame network was 445,126 in aggregate as of December 31, 2011, as well as 35,050 digital frames as of the same date, mainly in Beijing, Shanghai, Guangzhou and Shenzhen. For our movie theater network, we leased screen time in approximately 316 movie theaters (consisting 2,190 screens) in cities across China as of December 31, 2011.

In our earnings release for the fourth quarter and full year 2011 released on March 19, 2012, we announced a change in classification of the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division, and we are now reconciling the data for each quarters of 2010 and 2011 to reflect this change in categorization and thereby align our operating and financial data with respect to the LCD 1.0 picture frame devices. In order to help investors gain a better understanding of our media platform and the differentiations between different types of devices, and to align this operating metrics with our internal financial reporting, starting from the fourth quarter of 2011 we have decided, for screen count purposes, to re-categorize the LCD 1.0 picture frame devices from the division of LCD display network into the division of poster frame network. Historically, for screen count purposes we categorized the LCD 1.0 picture frame devices in the division of LCD display network because those devices were developed by our LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have been and continue to be categorized under the poster frame network.

We are providing the following breakdown of operating data to clarify these changes and will use this method of classification going forward.

	For and as of the three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In thousands)
LCD display network:
Number of LCD screens
— Our direct cities(1)	90,858	82,270	85,627	96,506	99,823	103,354	107,454	113,859
— Our regional distributors(2)	6,196	5,234	5,521	6,659	7,195	7,554	8,572	8,256

Total number of LCD screens(1)	97,054	87,504	91,148	103,165	107,018	110,908	116,026	122,115

Number of LCD 2.0 digital picture screens	26,329	31,630	32,491	33,333	32,491	31,363	32,478	33,636

Total displays in LCD display network	123,383	119,134	123,639	136,498	139,509	142,271	148,504	155,751

In-store network:
Number of displays in our in-store network	40,848	45,686	45,613	48,179	48,826	50,129	50,696	50,076

Number of stores in our in-store network	2,772	2,845	2,587	2,858	2,777	2,837	2,841	2,801

Poster frame network:(1)
— Frame 1.0 picture frames (1)(3)	244,262	261,860	302,778	328,089	373,323	382,472	421,182	445,126
— Frame 2.0 digital picture screens	35,599	35,835	35,983	35,810	35,685	35,217	34,711	35,050

Total displays in poster frame network	279,861	297,695	338,761	363,899	409,008	417,689	455,893	480,176

(1)	Pursuant to the re-classification described above, the data presented here reflect the re-classification of 9,102, 23,171, 26,274, 28,077, 30,595, 27,527, 29,878 and 30,804 LCD 1.0 picture frame devices from the LCD display network to the poster frame network under frame 1.0 picture frames for and as of the periods ended March 31, June 30, September 30 and December 31, 2010 and March 31, June 30, September 30 and December 31, 2011, respectively.
(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate
(3)	Includes both traditional poster frames and digital frames that carry the Framedia logo, as well as LCD 1.0 picture frame devices that carry the Focus Media logo.

As of December 31, 2011, our LCD display network was comprised of 155,751 display devices, consisting of 122,115 LCD screens and 33,636 LCD 2.0 digital picture screens, and our poster frame network was comprised of 480,176 poster frames, consisting of 35,050 digital poster frames and 445,126 traditional picture frames, including 30,804 LCD 1.0 picture frame devices re-categorized from the LCD display network.

LCD display network

As of December 31, 2011, approximately 32% (LCD television screens only) and 42% (LCD television screens plus LCD digital 2.0 picture screens) of the displays in the LCD display network were located in commercial office buildings. The locations in our LCD display network also include shopping malls, banks, hotels and other public areas. We market our LCD display network to advertisers of consumer products and services, such as fast moving consumer goods, automobiles, home electronics, mobile communications devices and services, cosmetics, health products, financial services, etc. As of December 31, 2011, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 155,751 flat-panel digital displays placed in approximately 114 cities throughout China. These data take into consideration the re-classification described in the operating data tables presented above. Our LCD display network consists of flat-panel digital displays, including LCD screens, LCD 2.0 digital picture screens that carry the Focus Media logo. The display devices on our LCD display network have the technical capacity to show video images as well as fixed images. We operate our LCD display network directly in approximately 81 cities and indirectly through contractual arrangements with regional distributors in approximately 33 additional cities. Although the substantial majority of our operations are located in China, we have established distributors in countries and regions outside of mainland China, including Hong Kong, Taiwan, Singapore, etc.

As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. Starting from January 1, 2011, we restructured our premier office building A channel and our premier office building B channel into our premier A1 channel and premier A2 channel, respectively. As of December 31, 2011, we had stand-alone channels that are marketed as separate focused channels of our LCD display network, including our premier A1 channel, premier A2 channel, and LCD 2.0 digital picture screens channel.

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

Movie theater advertising network

We operate our movie theater advertising network by selling leased screen time as time slots to advertisers. We have the right to screen time prior to the screening of each movie shown in the theater. As of December 31, 2011, we had rights to lease advertising time on screens in 316 movie theaters (consisting 2,190 screens) in cities across China.

In-store Network

As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of December 31, 2011, we had placed 50,076 flat-panel digital displays in 1,576 hypermarkets, 217 supermarkets and 1,008 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, cosmetics, household, kitchen, bathroom products, etc.

Poster Frame Network

We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevator lobbies, elevators and public areas of residential and commercial buildings as well as other public locations. We place advertising frames in elevators in which we lease space and sell frame space to advertising clients on a per frame basis for periods of one week or longer. As of December 31, 2011, we had installed 414,322 traditional poster frames and 35,050 digital poster frames in cities throughout China as well as 30,804 LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang. These data take into consideration the re-classification described in the operating data tables presented above. Our digital frames use high-resolution LCD displays. Our advertising posters include both traditional printed posters as well as digital LCD poster frames placed in elevators and public areas in residential complexes and commercial locations. Generally several advertising poster frames can be placed in each elevator.

Traditional billboard network

We also operate an advertising business for traditional outdoor billboards. The network consists of outdoor billboards in high-traffic areas in Beijing, Shanghai, Guangzhou and most tier 2 cities, as well as, traditional poster billboards installed by the roadsides of national and provincial highways and on the top side of building structures, as well as advertisement light boxes installed inside large, public buildings. Our subsidiary OOH, leases the billboards from landlords or other billboard advertising operators, and provides such billboards to the advertisers who want to put advertisements in such spaces.

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

Accordingly, our core LCD display, poster frame, in-store networks and movie theatre network serve a distinct purpose and attract advertisers with different needs than those who use the OOH assets. These distinctions between our core businesses, such as our LCD display network and poster frame network, and the traditional billboard network operated by OOH also result in a significantly different cost structures, with the OOH business having much lower gross margins due to greater competition and diffusion of control in the traditional outdoor billboard market.

Advertising Clients, Sales and Marketing

Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. Our advertising clients include leading international and domestic brand name advertisers such as Mengniu Dairy, L’Oreal China, Yili Dairy, P&G China, Beingmate, Dongfeng Yueda Kia, Volkswagen Shanghai, Dongfeng Automobile, FAW Volkswagen and Yum! China, which together accounted for approximately 14.2% of our aggregate revenue for continuing operations in 2011.

No single direct advertising client accounted for more than 3% of our revenues in 2011. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.

Sales. We employ an experienced advertising sales force in each city in which we operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our advertising networks as marketing channels, and relevant information regarding the advertising industry. Our sales team is organized by city and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily movie theater advertising networks and traditional poster frames operated by third parties. We maintain separate sales teams for our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional outdoor billboard network. We have begun engaging in limited cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.

Advertising Contracts. We mainly offer advertisers five-, fifteen- or thirty-second time slots on our LCD display (for LCD screens), in-store, outdoor LED and movie theater advertising networks. For our LCD display network, our standard advertising package includes a time slot on our entire network or a particular building channel in each city in which the advertiser wishes to display the advertisement. For our traditional billboard network, we provide billboard space on a monthly basis. For our movie theater advertising network, time slots are sold on a regional or entire network basis. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.

Advertising contracts for our in-store network, outdoor LED network and movie theater advertising network are substantially similar to those used for our LCD display network. Advertising clients generally purchase time slots on our in-store network on a chain-by-chain basis and regional basis, while time slots on the outdoor LED network cover the entire network and contracts on our movie theater advertising network are done on a regional or entire network basis.

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

Aside from third-party verification services, we and our regional distributors conduct substantially all client services using our own employees or the employees of the relevant regional distributor. In Beijing, Guangzhou and Shandong province, we contract some of these services to third-party agents. These agents provide us with network development, installation, maintenance, monitoring and reporting services.

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

In addition to helping us to expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively and on a timely basis. These concerns generally include ensuring that the flat-panel digital displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel digital displays. We generally rely on our own employees to install, maintain, monitor and repair our flat-panel digital displays and advertising poster frames. A portion of our LCD display network in Beijing is inspected by our service provider, Beijing Suodi Advertisement Co., Ltd., and also uses a similar agent for a portion of the network in Guangzhou and Shandong province, while Focus Media owns all such portions of the network and holds all of the rights and obligations of lessee under its LCD display network lease agreements including those portions for which these agents act as a service provider. Our regional distributors are responsible for inspecting the displays owned and operated by those regional distributors.

We inspect our various display devices periodically, generally on a weekly basis and often in conjunction with updating our advertising content. As advertising content is updated on a weekly basis by means of physically changing the flash cards in display devices or the posters in poster frames, the display devices and poster frames can be inspected as advertising content is updated.

We enter into display placement agreements with individual landlords, property managers, hotels, shopping malls and chain store companies under which we generally pay a fixed annual rent in exchange for the right to display advertising and commercial media in lobby and elevator areas in the case of our LCD display network and in specific product areas in selected consumer product sections and the main aisles in hypermarkets, supermarkets and convenience stores in the case of our in-store network. In Beijing, Guangzhou and Shandong province, we contract a portion of the location development, monitoring and maintenance work to local agents. We attempt to maintain terms favorable to our network operations in our display placement agreements, such as long-term leases and exclusivity provisions. We are not reliant on any one landlord or property manager for a material portion of our network coverage. As hypermarkets, supermarkets and convenience stores have control over multiple locations, a smaller number of display placement agreements and contractual arrangements account for a larger percentage of our in-store network coverage.

In connection with certain of our display placement agreements, we agree to provide concessions and services, such as displaying building-related notifications, publicity and other information provided by the landlord or property manager or granting time slots to the landlord or property manager for their own promotional purposes.

A majority of our display placement agreements have initial terms ranging anywhere from one to five years. As of December 31, 2011, under the majority of our display placement agreements, we had the right to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel digital displays that may be installed. Under our display placement agreements, we retain ownership of most of the flat-panel digital displays.

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

We specifically design the distinctive shape of our flat-panel digital displays, identify suppliers of component parts used in our displays and contract the assembly of our flat-panel digital displays to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify each month and assembling the flat-panel digital displays according to our specifications using components purchased in off-the-shelf form from wholesale distributors. We select component suppliers based on price and quality. As there are many qualified alternative suppliers for our equipment, our obligation to our current contract assemblers is not exclusive, although for certain equipment in our LCD display network, we rely on a small number of suppliers. See “Risk Factors—Risks Relating to Our Business-- We rely on a small number of suppliers for our LCD display equipment”. As there are a large number of potential suppliers for the equipment we use, and we maintain a sufficient quantity of inventory in our warehouses, we do not believe we would experience any material delays or hindrances to our business if we are required to find alternative suppliers. We have not experienced any material delay or interruption in the supply of our flat-panel digital displays.

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

Facilities

We currently maintain our headquarters at Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. We also have operating companies and offices in more than 50 other cities in China.

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

Since we have not been involved in advertising outside of China for the required number of years, our WFOE operating subsidiaries, which are directly owned by non-PRC subsidiaries of ours, are currently ineligible to apply for the required advertising services licenses in China. Our non-PRC subsidiaries are ineligible to apply for such required licenses too. As such, our advertising business is currently provided partly through contractual arrangements between certain of our WFOE operating subsidiaries and our consolidated affiliated entities in China, which we collectively refer to as our PRC operating affiliates, including Shanghai Focus Media Advertisement Co., Ltd. and its subsidiaries with regard to our out-of-home digital network and movie theatre advertising network. Our poster frame network, traditional billboard network and a portion of our LCD display network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries. Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. Our PRC operating affiliates are owned or controlled by (i) one or more individuals designated by us, (ii) one or more PRC entities owned by other PRC operating affiliates or (iii) a combination of individuals and PRC entities owned by other PRC operating affiliates. Certain of our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Our PRC operating subsidiaries have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders under which:

•	we are able to exert effective control over our PRC operating affiliates;

•	substantially all of the economic benefits of our PRC operating affiliates will be maintained by us; and

•

we have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates that are owned by the individuals or entities designated by us, as well as all or a part of the assets of our PRC operating affiliates, in each case when and to the extent permitted by PRC law.

We currently do not have any plans to terminate any existing contractual relationships with our PRC operating affiliates, although we expect to continue to migrate our business operations to entities that are held by our indirect PRC operating subsidiaries and will continue to reduce our reliance on our contractual relationships with our PRC operating affiliates, with the exception of Enjoy Media, which distributes electronic coupons via Q.com.cn. Under applicable PRC regulations relating to Internet information services, an ICP is required either (i) to obtain an ICP license from the Ministry of Industry and Information Technology, or MIIT, if it engages in a profitable online service, or (ii) to make a filing with the MIIT if it engages in a non-profitable online service. As of the date of this annual report, no significant revenue has been generated by Enjoy Media. As a result, we made the requisite filing with the MIIT in 2011 with respect to Q.com.cn. However, the distinction between profitable and non-profitable online service is unclear in practice and our online distribution of electronic coupons may be deemed as a profitable online service by the relevant authorities. In addition, our future business plan for Enjoy Media may venture us into businesses which are more commonly regarded as profitable online services. To ensure full compliance with PRC laws and regulations, we will apply for an ICP license if the relevant authorities deem us to be a profitable ICP or our future business direction otherwise requires us to. However, applying for an ICP license for foreign invested PRC entities is subject to strict conditions, including that foreign ownership may not exceed 50% and that any foreign shareholder have sufficient business experience and performance in operating value-added online service. As we do not intend to engage a third party PRC operator nor do we have past experience in operating a value-added online service, we intend to operate Enjoy Media through a VIE structure.. See “Item 4.C Information on the Company — Organizational Structure” and “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions”.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and we may be required to restructure our business operations, which may require us to deconsolidate our consolidated variable interest entities. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take actions that result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens. See “Item 3.D Key Information — Risk Factors — Risks Relating to Compliance with PRC Law — Our failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure”, “— If the PRC government determines that the ownership structure of our operating subsidiaries or our operating affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “— We use contractual arrangements with our PRC operating affiliates and their shareholders for a portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

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

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must employ qualified advertising inspectors to review the prescribed supporting documents provided by advertisers for advertisements and to verify that the content of the advertisements comply with applicable PRC laws and regulations as well as to ensure such advertisement content as a whole will not result in any misunderstanding. We also design our advertising contracts terms to provide us with the contractual rights to early terminate the agreements and cancel the advertisement dissemination plan in case the advertisement contents contradict the content requirements under the PRC laws. In addition, prior to distributing advertisements for certain commodities and services which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. For example, for those subject to prior content approval such as health foods, medical instruments, medical treatments, pharmaceuticals, veterinary pharmaceuticals and pesticides, the advertising distributors are obligated to review the prior content approval certificate or permits. For certain other types of advertisements such as those on foodstuffs, cosmetics, real properties, alcohol, and cultural performances, the advertising distributors are required to review special supporting documents evidencing the accuracy of the advertisement contents, including without limitation proof of quality inspection of the advertised products or services. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties such as the intellectual property rights of the other parties or the reputation of our clients’ competitors in the course of their advertising business.

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

Our Corporate Structure and Contractual Arrangements

Most of our major board decisions, such as those relating to strategic planning, significant investments, raising fund and all matters related to capital market are made outside of the PRC, while substantially all of our business operations are conducted in China as follows:

•

with regard to the operation of our LCD display network and in-store network, through (i) our indirect operating subsidiaries such as Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Focus Media (China) Information Technology Co., Ltd., or FM China Information, for non-advertising ancillary business operation, (ii) Shanghai Focus Media Advertisement Co., Ltd., or Focus Media Advertisement, Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd., or one of our other operating affiliates, and (iii) certain subsidiaries of Focus Media Advertisement and Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, for advertising business operation;

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

Certain of our PRC operating subsidiaries and certain of our affiliated entities and their shareholders have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its shareholders. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”. As of December 31, 2010 and 2011, the assets operated by our PRC operating affiliates amounted to approximately $438.8 million and $461.7 million, respectively, consisting of $397.8 million and $404.6 million of goodwill, respectively, associated with acquisitions conducted in the early stages of our corporate history. Excluding goodwill, assets of our PRC operating affiliates accounted for 3.3% of our total assets as of December 31, 2011. All of the revenues generated by our PRC operating affiliates are generally available for us for general business operations in China. Accordingly, we have become increasingly less reliant on the entities that we control through contractual arrangements, and the substantial majority of our revenues and profits are currently generated through entities that are our indirect subsidiaries.

The following chart shows our organizational structure of our material subsidiaries and affiliates.

Focus Media Holding Limited
("Focus Media Holding")
(Cayman Islands)
Focus Media (China) Holding Ltd.
("Focus Media Hong Kong")
(Hong Kong)
Hua Kuang Advertising Company Ltd.
(Hong Kong)
Offshore
Onshore
Focus Media Technology
(Shanghai) Co., Ltd.
Focus Media (China) Information
Technology Co., Ltd.
Chizhong Information
Technology (Shanghai) Co., Ltd.
Shanghai OOH
Advertisement Co., Ltd.
90%
10%
Focus Media Digital Information
Technology (Shanghai) Co., Ltd.
Shanghai Chuanrui Advertisement
Co., Ltd.
Other Subsidiaries of Shanghai
OOH
Advertisement Co., Ltd. (1)
Shanghai Focus Media Defeng
Advertisement Co., Ltd.
Shanghai Yuanchi Advertisement
Co., Ltd.
Other Subsidiaries of
Focus Media Digital Information
Technology (Shanghai) Co., Ltd. (1)
Subsidiaries of Shanghai Chuanrui
Advertisement Co., Ltd. (1)
Focus Media Culture
Communication Co., Ltd.
Shanghai Yuanchi Culture
Communication Co., Ltd.
(2) (3)
Jason Nanchun Jiang
Jimmy Wei Yu
85%
15%
10%
(3) (4)
Shanghai Focus Media
Advertisement Co., Ltd.
("Focus Media Advertisement")
90%
Shanghai Focus Media
Advertising Agency Co., Ltd.
("Focus Media Advertising Agency")
Other Subsidiaries of Focus Media
Advertisement (1)
Subsidiaries of Focus Media
Advertisement and Focus Media
Advertising Agency (1)

*	Shanghai Focus Media Defeng Advertisement Co., Ltd., or Focus Media Defeng Advertisement, acquired control of Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd., or Enjoy Media, for RMB5.1 million in December 2011. Enjoy Media is now a part of our LCD display network. Focus Media Defeng Advertisement controls Enjoy Media through a series of contractual arrangements with Enjoy Media and July Lilin Wang, our financial controller and the 51% holder of Enjoy Media. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

(1)	Please see the table immediately following these footnotes for more a complete list of the relevant subsidiaries under the appropriate headings.
(2)	Loans used to capitalize our PRC operating companies and to facilitate our control over them. As Focus Media Advertisement is established and directly owned by three individuals and the other PRC operating affiliates are established and directly owned by Focus Media Advertisement, we partially capitalize these entities by lending money to Jason Nanchun Jiang and Jimmy Wei Yu pursuant to a loan agreement. We also partially capitalize Enjoy Media by lending money to Ms. Wang. As of December 31, 2011, the aggregate amount of the loans provided to these three individuals was RMB56.5 million (US$9.0 million).
(3)	Agreements that give us effective control over our PRC operating affiliates, consisting of call option agreements and voting rights proxy agreements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions and — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”
(4)	Equity pledge agreements secure our shareholders’ obligations under the call option agreements and voting rights proxy agreements. Under the equity pledge agreements, we are entitled to the economic benefits of Focus Media Advertisement and the other PRC operating affiliates. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

The following table sets forth a list of the material entities described in the chart above. It includes our active entities based in China.

Company Name	Shareholding	Business Line
FOCUS MEDIA HONG KONG OPERATING SUBSIDIARIES

Chizhong Information Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	Providing technical support for the LCD display, in-store and poster frame advertising business

Focus Media (China) Information Technology Co., Ltd.	Focus Media (China) Holding Limited: 100%	Providing technical support for the LCD display, in-store and poster frame advertising business

Focus Media Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	Being the holding company of our indirect PRC operating subsidiaries through Focus Media Digital Information Technology (Shanghai) Co., Ltd.

Focus Media Digital Information Technology (Shanghai) Co., Ltd.	Focus Media Technology (Shanghai) Co., Ltd.: 90% Focus Media (China) Information Technology Co., Ltd.: 10%	Being the holding company of our indirect PRC operating subsidiaries

Company Name	Shareholding	Business Line
Shanghai Focus Media Defeng Advertisement Co., Ltd.(1)	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display, in-store and poster frame advertising business

Shanghai Yuanchi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Focus Media Culture Communication Co., Ltd.	Shanghai Focus Media Defeng Advertisement Co., Ltd.: 100%	LCD display, in-store and poster frame advertising business

Shanghai Yuanchi Culture Communication Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd.: 100%	Poster frame advertising business

Other Subsidiaries of Focus Media Digital Information Technology (Shanghai) Co., Ltd.

Beijing Focus Media Wireless Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Providing technical support for the LCD display, in-store and poster frame advertising business

Changsha Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Foshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Guizhou Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Ha’erbin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Ha’erbin Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Ha’erbin Xingaoduan Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Hebei Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 63% Hebei Life Fashion Advertisement Co., Ltd.: 37% (unrelated third party)	LCD display and in-store advertising business

Huichun Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD display and in-store advertising business

Jilin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD display and in-store advertising business

Jilin Guanghua Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD display and in-store advertising business

Jinan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Company Name	Shareholding	Business Line
Lanzhou Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Liaoning Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame Advertising business

Ningbo Jiangdong Longdi Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Qingdao Mubiao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Chizhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display, in-store and poster frame advertising business

Shanghai Dahan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai On-Target Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display, in-store and poster frame advertising business

Shanghai Focus Media Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Movie theatre advertising business

Shanghai Framedia Advertising Development Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Honghao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 60%; Shanghai Jiefang Media Investment Co., Ltd.: 15% (unrelated third party) Shanghai Yuxuan Enterprise Investment Management Co., Ltd: 25% (unrelated third party)	LCD display and in-store advertising business

Shanghai Jingxuan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Lizhu Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai New Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Shanghai New Structure Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhiyi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhuosheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shanxi Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Shenyang Wanhai Qianzhou Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Company Name	Shareholding	Business Line
Sichuan Focus Media Advertising Communications Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Sichuan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Suzhou Huayun Media Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Taiyuan Framedia Juzhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Tianjin Focus Media Tongsheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

Xiamen Hongxin Coastline Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Zhengzhou Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

Zhongshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD display and in-store advertising business

HUA KUANG ADVERTISING COMPANY LTD. OPERATING SUBSIDIARIES

Shanghai OOH Advertisement Co., Ltd.	Hua Kuang Advertising Company Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanrui Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Other Subsidiaries of Shanghai OOH Advertisement Co., Ltd.

Beijing Chuanzhi OOH Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanxin Software Technology Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanzhi Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Ruili Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Subsidiaries of Shanghai Chuanrui Advertisement Co., Ltd.

Nanjing Boxintong Culture & Communication Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Chang Yao: 49% (unrelated third party)	Outdoor billboard advertising

Nanchang Yujin Chuanzhi Advertisement Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Nanchang Heli Education Consulting Co., Ltd.: 49% (an unrelated third party)	Outdoor billboard advertising

Suzhou Chuanri New Concept Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd. : 51% Suzhou Industry Park New Concept Advertising Co., Ltd. : 24.99% (an unrelated third party) Suzhou Qihang Culture Communication Co., Ltd. :24.01% (an unrelated third party)	Outdoor billboard advertising

Company Name	Shareholding	Business Line
Qingdao Aohai Ruizhi Advertisement Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Lewei Li: 16% (unrelated third party) Yong Han: 18% (unrelated third party) Deliang Ding: 15% (unrelated third party)	Outdoor billboard advertising

FOCUS MEDIA ADVERTISEMENT OPERATING AFFILIATES

Shanghai Focus Media Advertisement Co., Ltd. (“Focus Media Advertisement”)	Jason Nanchun Jiang: 85% (designated by us) Jimmy Wei Yu: 15% (designated by us)	LCD display and in-store advertising business

Shanghai Focus Media Advertising Agency Co., Ltd. (“Focus Media Advertising Agency”)	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD display and in-store advertising business

Other Subsidiaries of Focus Media Advertisement

Beijing Yangshisanwei Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 10% (unrelated third party) Qingyong Zhang: 2% (unrelated third party)	Movie theatre advertising business

Changsha Focus Media Shiji Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD display and in-store advertising business

Dalian Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD display and in-store advertising business

Fuzhou Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Fuzhou Mingzheng Culture & Communication Co., Ltd.: 30% (unrelated third party)	LCD display and in-store advertising business

Nanjing Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Biao Wang: 10% (unrelated third party)	LCD display and in-store advertising business

Qingdao Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD display and in-store advertising business

Shanghai Zhenhao Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 12% (unrelated third party)	Movie theatre advertising business

Suzhou Focus Media Communication and Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD display and in-store advertising business

Xi’an Focus Media Advertising & Information Company Ltd.	Focus Media Advertisement: 70% Junrong Zhang: 30% (unrelated third party)	LCD display, in-store and poster frame advertising business

Zhuhai Focus Media Culture and Communication Company Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD display and in-store advertising business

Subsidiaries of Focus Media Advertisement and Focus Media Advertising Agency

Dongguan Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD display and in-store advertising business

Company Name	Shareholding	Business Line
Hefei Fukesi Advertising Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD display and in-store advertising business

Jinan Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD display and in-store advertising business

Shenyang Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Focus Media Advertising Agency: 30%	LCD display and in-store advertising business

Wuhan Geshi Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 75% Focus Media Advertising Agency: 25%	LCD display and in-store advertising business

Xiamen Focus Media Advertising Company Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD display and in-store advertising business

Yunnan Focus Media Co., Ltd.	Focus Media Advertisement: 89.5% Focus Media Advertising Agency: 10.5%	LCD display and in-store advertising business

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD display and in-store advertising business

Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 85% Focus Media Advertising Agency: 15%	LCD display and in-store advertising business

*	Certain operating affiliates are held by persons designated by us, including Jason Nanchun Jiang and Jimmy Wei Yu. Mr. Jiang is our founder, chairman and chief executive officer. Mr. Yu was the chairman and chief executive officer of United Capital Investment (China) Limited, which was one of our principal investors during our early stages. He was also the Chief Representative of Softbank China Venture Capital, which was the management company of SB China Holdings Pte. Ltd., one of our founding investors. Mr. Yu served as our director from May 2003 until September 2009.

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

**	Minority equity interests in certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd. are held by unrelated third parties. Certain of these unrelated third parties hold minority interests because they were the original shareholders of our acquired entities and wished to retain an equity interest to share in the future growth of the relevant businesses. Other unrelated third parties hold minority interests because we believe that they have valuable skills or resources and we would like to align their interests with ours. In all such cases, any after-tax profits generated by such entities, after any applicable statutory deductions, are distributed in proportion with our shareholding percentage, pursuant to the terms of the relevant articles of associations, subject to an appropriate shareholder resolution. There is no separate agreement with regard to the dividend distribution of such entities.

(1)	Shanghai Focus Media Defeng Advertisement Co., Ltd., or Focus Media Defeng Advertisement, acquired control of Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd., or Enjoy Media, for RMB5.1 million in December 2011. Enjoy Media is now a part of our LCD display network. Focus Media Defeng Advertisement controls Enjoy Media through a series of contractual arrangements with Enjoy Media and July Lilin Wang, our financial controller and the 51% holder of Enjoy Media. The remaining shares of Enjoy Media are held by unrelated third parties. 47% of Enjoy Media’s shares are held by Acer Jiawei Zhang and 2% of Enjoy Media’s shares are held by Lili Lu. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders.”

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

Our advertising business is currently provided partly through contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement, certain of its subsidiaries and their respective shareholders designated by us. A substantial portion of the operations of our LCD display network, poster frame network and traditional billboard network are conducted by our indirect PRC subsidiaries owned by our WFOE operating subsidiaries, and accordingly are not reliant on the contractual arrangements described herein. Accordingly, our advertising services are currently conducted by our indirect PRC operating subsidiaries and our PRC operating affiliates which are currently owned or controlled by (i) individuals designated by us, or (ii) one or more PRC entity or entities owned by our other consolidated affiliates or (iii) a combination of individuals designated by us and entities owned by our other consolidated affiliates. Our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. For the year ended December 31, 2011, approximately 98.5% of our net revenue was generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOEs, and 1.5% of our net revenue was generated by our PRC operating affiliates, which we control through contractual arrangements.

While certain of our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we use certain our PRC operating affiliates to operate a portion of our advertising business until we acquire them as our wholly-owned subsidiaries. Certain of our PRC operating subsidiaries have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:

•	we are able to exert effective control over our PRC operating affiliates;

•	substantially all of the economic benefits of our PRC operating affiliates are maintained by us; and

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

We have executed a number of strategic and operational reorganizations in 2011, as described below:

•

On January 13, 2011, the Company purchased 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“VisionChina”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems at a price of US$3.979 per share, equivalent to US$3.979 per ADS, for total cash consideration of $61,003,263. As of December 31, 2011, all the consideration has been paid. The Company is the second largest shareholder of VisionChina and also holds a directorship in VisionChina’s board during the year ended December 31, 2011. Therefore, the investment is accounted for using the equity method. An impairment analysis was performed for the carrying amount of the investment in VisionChina for the year ended December 31, 2011 based on the extent and duration of the decrease in the underlying share price since the date of acquisition. As a result of the review, the difference between the carrying amount and the market value amounting to $38.3 million was considered an other-than-temporary loss, and the impairment was recorded.

•

In December 2011, Shanghai Focus Media Defeng Advertisement Co., Ltd., or Focus Media Defeng Advertisement, acquired control of Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd., or Enjoy Media, a startup company mainly engaged in the research and development of Q.com.cn, (which focuses on distribution of electronic coupons), and related mobile phone applications, for RMB5.1 million, through a series of contractual arrangements with Enjoy Media, whereby July Lilin Wang, our financial controller, serves as our nominee shareholder of record for the 51% equity interest in Enjoy Media. As of the date of this annual report, no significant revenue has been generated by Enjoy Media. Enjoy Media’s results are included within our LCD display business.

We determine whether a subsidiary is underperforming based on certain metrics, including the subsidiary’s (i) current and potential gross profit, (ii) current and potential operating profit and (iii) current and potential working capital requirements.

We expect our future growth to be driven by a number of factors and trends including:

•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	Our ability to increase the selling rates on our LCD display network, in-store network, movie theater network and outdoor billboards;

•	Our ability to increase the sale of frame spaces and the duration of our advertising campaigns on our poster frame network;

•	Our ability to expand our client base through promotion of our services and cross-selling;

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

As we continue to expand our network, we expect to face a number of challenges. We have expanded our LCD display network, in-store network and poster frame network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. For the traditional billboard advertising network, we need to adapt to the operation of a more traditional advertising medium that is competing with numerous other service providers as well as with numerous other advertising media. For the movie theater portion of our advertising network, we face the challenge of continuing to expand our network while attracting interest from advertisers and acceptance from consumers of this relatively new advertising medium in China. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional networks that provide effective channels for advertisers.

Revenues

In 2009, 2010 and 2011, we had total net revenues of $397.2 million, $516.3 million and $792.6 million, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,
	2009		2010		2011
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
LCD display network	$208,799	52.6%	$297,642	57.7%	$444,365	56.1%
In-store network	30,346	7.6%	37,777	7.3%	56,374	7.1%
Poster frame network(1)	98,962	24.9%	121,893	23.6%	185,449	23.4%
Movie theater	9,436	2.4%	18,095	3.5%	50,835	6.4%
Traditional outdoor billboards	49,621	12.5%	40,908	7.9%	55,597	7.0%

Total net revenues	$397,164	100.0%	$516,315	100.0%	$792,620	100.0%

*	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our LCD display network amounted to $20.6 million, $31.0 million and $42.2 million in 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our in-store network amounted to $3.2 million, $4.0 million and $5.3 million for 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our poster frame network amounted to $9.6 million, $12.2 million and $17.1 million, for 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our movie theater network amounted to $0.3 million, $1.9 million and $2.5million for 2009, 2010 and 2011, respectively. Business tax on advertising service revenue from our traditional outdoor billboards amounted to $1.2 million, $0.8million and $1.1 million for 2009, 2010 and 2011, respectively.

(1)	The net revenues from our poster frame network include the net revenues derived from our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

Business tax includes aggregating business tax and surtax of 5.55% and cultural industries tax ranging from 0% to 3.0% of our gross advertising service revenue. Commencing from January 1, 2011, the maximum cultural industries tax levied was reduced from 4% to 3%.

We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

	For the year ended December 31,
	2009		2010		2011
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Gross Revenue:
LCD display network
— Unrelated parties	$228,841	57.7%	$327,073	63.4%	$475,302	60.0%
— Related parties	582	0.1%	1,519	0.3%	11,248	1.4%

Total LCD display network	229,423	57.8%	328,592	63.7%	486,550	61.4%

In-store network
— Unrelated parties	33,538	8.4%	41,740	8.1%	61,669	7.8%
— Related parties	—	0.0%	—	0.0%	—	0.0%

Total in-store network	33,538	8.4%	41,740	8.1%	61,669	7.8%

Poster frame network
— Unrelated parties	108,379	27.3%	133,792	25.9%	200,208	25.3%
— Related parties	147	0.0%	294	0.1%	2,340	0.3%

Total Poster frame network	108,526	27.3%	134,086	26.0%	202,548	25.6%

Movie theatre network
— Unrelated parties	9,747	2.5%	20,028	3.9%	53,133	6.7%
— Related parties	—	0.0%	—	0.0%	197	0.0%

Total movie theater	9,747	2.5%	20,028	3.9%	53,330	6.7%

Traditional outdoor billboards
— Unrelated parties	50,385	12.7%	41,448	8.0%	55,839	7.0%
— Related parties	412	0.1%	302	0.1%	811	0.1%

Total traditional outdoor billboards	50,797	12.8%	41,750	8.1%	56,650	7.1%

Total Gross Revenue:	432,031	108.8%	566,196	109.7%	860,747	108.6%

Less: Sales taxes:
LCD display network	20,624	5.2%	30,950	6.0%	42,185	5.3%
In-store network	3,192	0.8%	3,963	0.8%	5,295	0.7%
Poster frame network	9,564	2.4%	12,193	2.4%	17,099	2.2%
Movie theater	311	0.1%	1,933	0.4%	2,495	0.3%
Traditional outdoor billboards	1,176	0.3%	842	0.1%	1,053	0.1%

Total sales taxes	34,867	8.8%	49,881	9.7%	68,127	8.6%

Net revenues:	$397,164	100.0%	$516,315	100.0%	$792,620	100.0%

Advertising Service Revenue

Sources of revenues. We derive most of our net revenues from the sale of advertising time slots on our LCD display network, in-store network, movie theatre and traditional outdoor billboards, and frame space on poster frame network to unrelated third parties and, to a very limited extent, certain related parties. Our advertising services to related parties, which represented 1.4% of our total net revenues in 2011, were provided in the ordinary course of business on the same terms as those provided to our unrelated advertising clients on an arm’s-length basis.

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

Our advertising service revenue is also presented net of business taxes and related surcharges. Our advertising service revenues are subject to a business tax and surtax totaling 5.55% plus a cultural industries tax ranging from 0% to 3.0% on revenues earned from their advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.

Factors that Affect Our Advertising Service Revenue.

Prices for advertising services on our advertising networks vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge to our customers.

LCD Display Network

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

In-store Network

Our advertising service revenue derived from our in-store network is directly affected by the number of flat-panel digital displays in our network, the number of hypermarkets, supermarkets and convenience stores in the network, and the average price we charge for the advertising package provided to our customers after taking into account any discount offered.

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

Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. In 2009, 2010 and 2011, we made provision of $29.1 million, $0.5 million and $16.0 million, respectively, for accounts receivable. The significant reduction in bad debt provision in 2010 was primarily attributable to reversal of bad debt provisions we made for specific over-due account receivables incurred in 2008 and 2009, which were subsequently collected, and strong collection of account receivables incurred in 2010 under favorable macro-economic conditions. The increase in bad debt provision in 2011 was mainly from the specific provision made for e-commerce and group-buying customers due to their tougher financing environment. We do not anticipate significant future reversals of bad debt provisions to accounts receivable incurred in 2011. Generally, we expect to see bad debt provision to increase in absolute dollar terms in a manner consistent with our change in revenues.

Cost of Revenues

Our cost of revenues consists of costs directly related to the offering of our advertising services.

The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2009		2010		2011
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Total revenues	$397,164	100.0%	$516,315	100.0%	$792,620	100.0%
Cost of revenues:
Net cost:
LCD display network	76,418	19.2%	67,513	13.0%	85,847	10.8%
In-store network	24,170	6.1%	23,432	4.5%	20,582	2.6%
Poster frame network(1)	95,401	24.0%	84,487	16.4%	110,370	13.9%
Movie theater	7,063	1.8%	13,849	2.7%	25,753	3.3%
Traditional outdoor billboards	38,022	9.6%	32,409	6.3%	47,092	5.9%

Total cost of revenues	241,074	60.7%	221,690	42.9%	289,644	36.5%

Gross profit	$156,090	39.3%	$294,625	57.1%	$502,976	63.5%

(1)	The cost of revenues from our poster frame network includes the cost of revenue derived from out LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

Advertising Service Costs

Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel digital display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials. In 2009, 2010 and 2011, our costs of revenue also include impairment charges of equipment amounting to $40.3 million, nil and nil, respectively, and impairment charges for acquired intangible assets amounting to $3.2 million, nil and nil, respectively.

Location costs for our LCD display network, in-store network, poster frame network and movie theatre & traditional outdoor billboard networks consist of:

•	rental fees we pay to landlords, property managers and stores pursuant to the display placement agreements we enter into with them;

•	fees and expenses we incur in connection with developing and maintaining relationships with landlords and property managers; and

•	maintenance fees for keeping our displays in proper operating condition.

Generally, we capitalize the cost of our media displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel digital displays in our network and the unit cost for those displays, as well as the remaining useful life of the displays. Beginning in 2006, our results of operations have been negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly the acquisition of Framedia, Target Media and CGEN. The amortization of acquired intangible assets charged to cost of advertising services amounted to $14.3 million, $12.7 million and $11.4 million for 2009, 2010 and 2011, respectively.

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

In-store Network. The primary costs of revenues connected with our in-store network are location costs resulting from rental and maintenance fees and depreciation costs for our displays. We expect these costs to be lower as a percentage of the revenue in near future compared to 2011.

Poster Frame Network. The primary costs of revenues connected with our poster frame network are location costs resulting from rental fees. Depreciation costs for our frames and other costs for salary and maintenance fees also account for a significant portion of cost of revenues for our poster frame network. We expect these costs to increase in 2012 and years after because of expansion of the poster frame network and continuing competition from our competitors for desirable locations.

Movie Theatre Network The primary costs of revenue connected with movie theater advertising network are advertising time slot leasing costs charged by the movie operators and film makers. We expect these costs to increase in 2012 and years after because of expansion of the movie theatre network and continuing competition from our competitors for desirable locations

Traditional Outdoor Billboards. The primary costs of revenue connected with traditional outdoor billboards are advertising space leasing costs charged by billboard owners, landlords and other billboard advertising operators.

Operating Expenses and Net Income

Our operating expenses consist of general and administrative, selling and marketing expenses and amortization of acquired intangible assets. In 2009, 2010 and 2011, our operating expenses also included a goodwill impairment loss of $63.6million, $5.7million and nil, respectively. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2009		2010		2011
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
Gross profit	$156,090	39.3%	$294,625	57.1%	$502,976	63.5%
Operating expenses:
General and administrative	88,833	22.4%	79,760	15.5%	127,013	16.0%
Selling and marketing	79,787	20.1%	103,722	20.1%	147,717	18.6%
Impairment loss	63,646	16.4%	5,736	1.1%	—	0.0%
Other operating expenses (income), net	13,111	2.9%	(14,144)	(2.7)%	(16,138)	(2.0)%

Total operating expenses	245,377	61.8%	175,074	33.9%	258,592	32.6%

Income (loss) from operations	$(89,287)	(22.5)%	$119,551	23.2%	244,384	30.9%

General and Administrative. General and administrative expenses primarily consist of salary and benefits for management and finance and administrative staff personnel, share-based compensation expenses, bad debt expenses, business tax mainly relating to tax planning charges paid by our affiliated PRC companies, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. Excluding the bad debt provisions, general and administrative expenses accounted for 15.0%, 15.4% and 14.0% of our total revenues in 2009, 2010 and 2011, respectively.

Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expense for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 20.1%, 20.1% and 18.6% of our total revenues in 2009, 2010 and 2011, respectively.

Impairment Loss for goodwill. The company’s goodwill is tested for impairment annually or more frequently if significant events or changes indicate possible impairment. The first step of the goodwill impairment test compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an annual goodwill impairment test for each of our reporting units as of December 31, 2009, 2010 and 2011 or when a triggering event indicated that it was probable that the carrying amount of a reporting unit may have exceeded its fair value. As a result, we recorded a goodwill impairment loss of $87.6 million, $5.7 million and nil for the year ended December 31, 2009, 2010 and 2011, respectively, of which $24.0 million, nil and nil was related to discontinued operations of our internet advertising business.

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

Long-lived asset Impairment. We test long-lived assets for possible impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying amount. Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages, terminal growth rates and the economic life of the long-lived assets. As a result of impairment tests performed, we recognized impairment losses on long-lived assets of $65.7 million, nil and nil in 2009, 2010 and 2011, respectively, of which $21.5 million was related to our discontinued operations of internet advertising business.

Share-based Compensation. On September 22, 2009, as a result of performance evaluations, 1,776,300 previously granted options under 2007 Plan were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 previously granted options under 2007 Plan, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.

On December 28, 2010 and November 25, 2011, restricted shares to obtain 15,000,000 and 17,711,500 ordinary shares were granted to employees, officers, consultants and directors under the 2010 Plan, respectively. These restricted shares will vest over a period of three years.

Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2011, 11,156,760 options and 38,169,245 restricted shares were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. No options were granted during the years ended December 31, 2009, 2010 and 2011.

The weighted average grant date fair value of restricted shares granted for the years ended December 31, 2009, 2010 and 2011 were $2.24, $4.24 and $3.54, respectively.

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

The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Cost of sales	$1,504	$977	$879
General and administrative	26,037	40,272	57,119
Selling and marketing	12,222	4,343	3,803
Net income (loss) from discontinued operations	26,740	—	—

Total	$66,503	$45,592	$61,801

Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies and assets. The Group recorded amortization expense as follows:

	For the years ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Cost of revenues	$14,282	$12,734	$11,359
Selling and marketing	4,665	4,106	4,639
Net income (loss) from discontinued operations	8,332	766	—

Total	$27,279	$17,606	$15,998

The Group expects to record amortization expense of $10.9 million, $5.5 million, $4.0 million, $3.9 million, and $3.1 million for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

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

As of December 31, 2011, approximately 87.6% of the assets in the PRC operating affiliates pertained to goodwill. Excluding goodwill, the remaining operating assets in the PRC operating affiliates, including cash and cash equivalents, accounts receivable, rental deposit, equipment, and acquired intangible assets, accounted for 3.3% of our total assets. See Note 3 to the consolidated financial statements.

Revenue Recognition

The Group’s revenues are primarily derived from advertising services.

Revenues from advertising services are recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.

The Group generates advertising service revenues from the sale of advertising time slots in the LCD display network, the sales of frame space on the poster frame network and advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.

Long-term investments

Investments in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statement of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company, which to date the Company has not. As of December 31, 2011, based on the duration and severity of the decline in the market price of the equity affiliates shares, the Company concluded that there has been a loss in value of the investment that is other-than-temporary and recorded an impairment loss of $38.3 million.

Other investments

Investments in private companies with an ownership interests less than 20% in which the Group does not have significant influence, are accounted for by the cost method of accounting and are recorded at the lower of cost or fair market value.

Share-based Compensation

Share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employees’ requisite service period. Our share-based compensation plans are described in Note 13 to our consolidated financial statements and above in the section “Item 5. Operating and Financial Review and Prospects — Share-based Compensation”.

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

In the valuation of intangible assets, including operating lease agreements, customer bases, and contract backlogs, and indication of value was developed through the application of a form of income approach, known as multi-period excess earnings method. The first step to apply the multi-period excess earnings method is to estimate the future debt-free net income attributable to the intangible assets. The resulting debt-free net income is then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. These assets include fixed assets, working capital and other intangible assets.

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

As of December 31, 2009, 2010 and 2011, we had a goodwill balance of $410.4 million, $425.3 million and $459.1 million, respectively. Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. The following table presents the changes in our goodwill balance by reporting unit for the years ended December 31, 2010 and 2011:

	LCD display network	Poster frame network	Internet advertising	Traditional outdoor billboards	Total
	(in thousands of U.S. dollars)
Balance as of January 1, 2010	$406,096	$—	$4,272	$—	$410,368
Goodwill acquired during the year	—	3,958	—	—	3,958
Goodwill recorded as a result of contingent consideration resolved	5,039	15,551	—	—	20,590
Goodwill impairment	—	(5,736)	—	—	(5,736)
Disposal of subsidiaries	—	—	(4,272)	—	(4,272)
Translation adjustments	399	27	—	—	426

Balance as of December 31, 2010	411,534	13,800	—	—	425,334
Goodwill acquired during the year	6,045	2,176	—	19,731	27,952
Goodwill recorded as a result of contingent consideration resolved	1,271	3,211	—	—	4,482
Translation adjustments	700	259		386	1,345

Balance as of December 31, 2011	$419,550	$19,446	$—	$20,117	$459,113

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

Goodwill impairment in 2010

The Group settled contingent purchase consideration of $5.7 million associated with the poster frame network reporting unit during the three months ended March 31, 2010. The amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the poster frame network reporting unit subsequent to December 31, 2009, the most recent impairment analysis date, which was still lower than the carrying amount of the poster frame network reporting unit on March 31, 2010.

The Group further settled contingent purchase consideration of $5.0 million and $9.8 million associated with the LCD display network and poster frame reporting units during 2010. The Group’s annual impairment test was performed for both reporting units using the income approach valuation method as of December 31, 2010, which indicated that the fair value of both reporting units significantly exceeded their carrying amounts. Therefore, no goodwill impairment was recognized.

Goodwill impairment in 2011

The Group did not incur any goodwill impairment for the year ended December 31, 2011.

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

Impairment of long-lived assets in 2010 and 2011

Other than the impairment of the investment in affiliates discussed above, the Group did not incur impairment loss on equipment nor acquired intangible assets for the years ended December 31, 2010 and 2011.

Taxation

Cayman Islands, the British Virgin Islands and Hong Kong.

Under the current laws of the Cayman Islands and the British Virgin Islands, none of Focus Media Holding Limited, and its subsidiaries incorporated in Cayman Islands or the British Virgin Islands, is subject to tax on its income or capital gains. Focus Media Hong Kong, and Hua Kuang Advertising Company Limited, our wholly owned subsidiaries incorporated in Hong Kong, are subject to profits tax rate of 16.5% on their assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions is exempted from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

Taxable Presence Exposure in the PRC

The Enterprise Income Tax Law and its implementation regulations, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although our main management and investment functions are performed outside of China, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Additionally, under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate.

PRC

On January 1, 2008, a new EIT law (“New Law”) in China took effect. The New Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New Law and which were entitled to preferential tax treatment under the PRC Income Tax Laws, such as a reduced tax rate or a tax holiday.

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

Among the subsidiaries and VIEs, Beijing Focus Media Wireless Co., Ltd. qualified for the transitional rule under Circular 39 and thus enjoyed a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. The Company’s 100% owned subsidiary, Focus Media (China) Information Technology Co., Ltd. was incorporated on August 22, 2008 in Shanghai Pudong New Area, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media (China) Information Technology Co., Ltd. is exempted from EIT for the two years ended December 31, 2010 and 2011 and enjoys a 50% reduction off the statutory rate from 2012 through 2014.

The Group classifies interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest recorded as of December 31, 2009, 2010 and 2011 are immaterial. The Group did not increase or decrease its liabilities for unrecognized tax benefits during the years ended December 31, 2010 and 2011, respectively, and does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Group does not expect that ASU 2011-04 will have a significant impact on its consolidated results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in ASI 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU’s do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Group will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Group’s consolidated results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect that ASU 2011-08 will have a significant impact on its consolidated results of operations or financial position.

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

				2009		2010		2011
Acquired entity	Date of acquisition	Date of disposition	Estimated maximum amount of earn-out consideration provision as of December 31, 2008	Amount paid during 2009	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2009	Amount paid during 2010	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2010	Amount paid in 2011	Acquisition (with earn- out arrangement) payable outstanding as of December 31, 2011	Resolved contingent consideration (up to date of disposal or up to December 31, 2011 where applicable)	Loss on disposal	Area of operations
	(in thousands of US$)
Directvantage Limited (also known as Dongguan Yaya)	October 01, 2007	February 28, 2009	3,739	146	69	69	—	—	—	1,541	1,588	Mobile handset advertising
Catch Stone Advertising (Beijing) Co., Ltd.	April 16, 2007	December 22, 2009	4,579	4,579	—	—	—	—	—	14,490	11,561	Internet Advertising
Shanghai Wangmai Advertisement Co., Ltd.	September 01, 2007	December 14, 2009	11,270	—	—	—	—	—	—	2,749	2,749	Internet Advertising
Beijing Wonderad Advertisement Co., Ltd.	September 15, 2007	November 30, 2009	24,500	4,500	—	—	—	—	—	14,926	14,926	Internet Advertising
Beijing Jiahuahengshun Media Advertisement Co., Ltd. & Beijing Jiahuazhongwang Advertising Co., Ltd.	August 15, 2007	December 01, 2009	8,640	1,880	—	—	—	—	—	7,659	7,659	Internet Advertising
Multibillion International Limited (also known as Jichuang)	December 01, 2007	August 24, 2009	2,523	366	—	—	—	—	—	366	366	Internet Advertising
1024 Interactive Marketing Consultant (Beijing) Co., Ltd.	March 01, 2008	December 18, 2009	8,489	—	—	—	—	—	—	3,397	3,397	Internet Advertising
Beijing Tuojiachengyuan Advertisement Co., Ltd.	February 28, 2007	August 30, 2009	18,000	—	—	—	—	—	—	7,958	3,636	Outdoor Billboard
Zhuhai Framedia Advertisement Co., Ltd.	January 01, 2008	July 31, 2009	3,807	3,393	—	—	—	—	—	3,394	2,769	Poster Frame
Highmark Asia Limited (also known as Beijing Campus Media)	December 31, 2006	March 30, 2009	—	—	—	—	—	—	—	1,407	563	Poster Frame
Centramax Enterprises Limited (also known as Shantou Framedia)	January 01, 2008	January 30, 2009	—	293	—	—	—	—	—	379	241	Poster Frame
Advantage Way Limited (also known as iResearch)	May 01, 2007	July 31, 2010	2,250	—	—	—	—	—	—	6,767	N/A	(4) Internet Advertising
Hua Kuang Advertising Company Limited(1)	May 15, 2007	N/A	22,821	22,821	—	—	—	—	—	47,449	N/A	Outdoor Billboard
Appreciate Capital Ltd.(2)	September 30, 2006	N/A	—	—	—	—	—	—	—	2,804	N/A	Movie Theatre
Richcrest Pacific Limited (also known as Huangzhou Framedia)(1)	January 31, 2007	N/A	13,623	8,534	1,366	3,867	1,154	—	—	21,179	N/A	Poster Frame

				2009		2010		2011
Acquired entity	Date of acquisition	Date of disposition	Estimated maximum amount of earn-out consideration provision as of December 31, 2008	Amount paid during 2009	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2009	Amount paid during 2010	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2010	Amount paid during 2011	Acquisition (with earn -out arrangement) payable outstanding as of December 31, 2011	Resolved contingent consideration (up to date of disposal or up to December 31, 2011 where applicable)	Loss on disposal	Area of operations
	(in thousands of US$)
Wealthstar Holdings Limited (also known as Jiangsu Framedia)(1)	December 31, 2006	N/A	13,088	7,478	3,609	5,610	—	—	—	18,998	N/A	Poster Frame
Plantiworth Holdings Limited (also known as Liaoning Framedia)(3)	December 31, 2006	N/A	9,312	7,374	1,053	—	—	—	—	13,325	N/A	Poster Frame
Directwealth Holdings Limited (also known as Wuhan Framedia)(3)	December 31, 2006	N/A	7,261	4,303	1,720	1,720	—	—	—	9,441	N/A	Poster Frame
Sky Max Global Limited (also known as Zhonglian Framedia).(3)	September 01, 2007	N/A	17,665	12,943	2,565	10,920	—	—	—	24,622	N/A	Poster Frame
Brilliant Top Investment Limited (also known as Sichuan Framedia)(3)	January 01, 2008	N/A	10,546	6,350	1,318	1,318	—	—	—	8,770	N/A	Poster Frame
Fully Ascend Limited (also known as Zhengzhou Framedia)(1)	September 30, 2007	N/A	6,973	636	1,402	1,227		1,010	—	3,282	N/A	Poster Frame
Securacom Limited (also known as Changsha Framedia)(1)	January 01, 2008	N/A	18,987	6,640	6,495	9,762	—	1,305	—	20,071	N/A	Poster Frame
Crownsky Limited (also known as Ha’erbin Focus Media)(1)	March 01, 2007	N/A	4,452	2,381	—	1,061	35	—	—	4,205	N/A	LCD
Bestwin Partners Limited (also known as Zhengzhou Focus Media)(1)	October 01, 2006	N/A	3,357	1,564	220	1,297	1,125	759	1,183	6,073	N/A	LCD
Glomedia Holdings Limited (also known as Shijiazhuang Focus Media)(1)	December 01, 2006	N/A	2,635	1,755	251	—	259	159	750	3,945	N/A	LCD
Pear Commercial Inc. (also known as Jilin Focus Media)(1)	January 15, 2007	N/A	2,661	1,287	184	—	611	365	262	3,498	N/A	LCD
First Star Investment Limited (also known as Lanzhou Focus Media)(1)	September 15, 2007	N/A	1,867	547	—	—	—	—	—	614	N/A	LCD

			223,045	99,770	20,252	36,851	3,184	3,598	2,195

(1)	Not terminated nor re-negotiated.
(2)	No contingent consideration is estimated as ACL was loss making.
(3)	Renegotiated.
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

2011 acquisitions:

The Group acquired four entities in the traditional outdoor billboards advertising business for cash consideration $4.4 million in aggregate in 2011. The contingent consideration related to these acquisitions is $15.5 million which is based on the achievement of certain earnings targets. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

	Value (in thousands of U.S. dollars)	Amortization period
Net liabilities acquired	$467
Intangible assets
Lease agreement	17,484	7-9 years
Customer base	6,170	5-10 years
Trademark	855	N/A
Non-compete agreement	254	3 years
Goodwill	19,731
Less: Noncontrolling interest	(19,102)
Deferred tax liabilities associated with acquired intangible assets	(5,977)

Total	$19,882

In addition, the Group acquired four entities in the LCD business and three entities in the poster-frame advertising business for fixed cash consideration of $1.9 million and $2.4 million in aggregate, respectively, in 2011. There was no contingent consideration related to these acquisitions. The Group recognized acquired intangible assets of $0.2 million and $0.5 million respectively, and recognized goodwill of $6.0 million and $2.2 million respectively.

Dispositions

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

2009 Disposition

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

2011 Disposition

The Group did not make significant disposition in 2011.

Quarterly Results of Operation

The following table presents unaudited consolidated quarterly financial data for each of the eight quarters in the period from January 1, 2010 to December 31, 2011. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 20-F. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this Form 20- F. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands of U.S. dollars)
Net revenues:
LCD display network(1)	$50,155	$72,530	$82,899	$92,058	$82,505	$103,890	$120,560	$137,410
In-store network(1)	7,662	10,868	9,408	9,839	9,512	14,936	15,871	16,055
Poster frame network(1)/(2)	24,799	25,238	32,227	39,629	36,079	38,178	46,644	64,547
Movie theatre (1)	5,470	3,524	3,877	5,224	7,957	9,105	12,991	20,783
Traditional outdoor billboards(1)	8,668	10,349	8,941	12,950	10,522	12,853	14,596	17,626

Total net revenues	96,754	122,509	137,352	159,700	146,575	178,962	210,662	256,421

Cost of revenues:
LCD display network	14,945	14,487	19,023	19,058	19,625	18,630	22,363	25,227
In-store network	5,219	6,123	5,996	6,094	5,701	5,774	5,849	3,258
Poster frame network (3)	18,448	19,298	21,670	25,071	25,705	27,098	28,056	29,511
Movie theatre	2,635	2,651	3,528	5,035	6,188	5,984	6,601	6,980
Traditional outdoor billboards	7,287	8,182	7,069	9,871	9,135	9,724	12,233	16,002

Total cost of revenues	48,534	50,741	57,286	65,129	66,354	67,210	75,102	80,978

Gross profit	48,220	71,768	80,066	94,571	80,221	111,752	135,560	175,443

Operating expenses:
General and administrative	21,318	16,737	24,942	16,763	26,624	30,240	32,588	37,561
Selling and marketing	20,592	28,729	24,474	29,927	31,201	33,079	32,594	50,843
Impairment loss	5,736	—	—	—	—	—	—	—
Other operating (income) expenses	(3,796)	(1,353)	(2,699)	(6,296)	(4,705)	(1,209)	(2,052)	(8,172)

Total operating expenses	43,850	44,113	46,717	40,394	53,120	62,110	63,130	80,232

Income from operations	4,370	27,655	33,349	54,177	27,101	49,642	72,430	95,211
Interest income	1,717	1,064	2,667	1,812	2,360	3,147	5,395	4,637
Interest expense	—	—	—	—	—	—	133	584
Investment loss	1,288	—	—	—	—	—	—	—

Income from continuing operations before income taxes	4,799	28,719	36,016	55,989	29,461	52,789	77,692	99,264
Income taxes	6,194	4,850	2,561	8,731	6,908	8,935	14,042	24,876
Loss from equity method investment (4)	—	—	—	—	2,774	992	984	38,883

Net income (loss) from continuing operations	(1,395)	23,869	33,455	47,258	19,779	42,862	62,666	35,505
Net income (loss) from discontinued operations, net of tax	804	2,933	79,341	—	—	—	—	—

Net income (loss)	(591)	26,802	112,796	47,258	19,779	42,862	62,666	35,505
Net income (loss) attributable to noncontrolling interests	363	1,465	59	104	(768)	59	437	(1,593)

Net income (loss) attributable to Focus Media Holdings Limited shareholders	$(954)	$25,337	$112,737	$47,154	$20,547	$42,803	$62,229	$37,098

(1)	Advertising service revenue is presented net of sales taxes. The following tables present the unaudited quarterly sales taxes information:
(2)	The net revenues from our poster frame network include the net revenues derived from LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.
(3)	The cost of revenues from our poster frame network includes the cost of revenues derived from LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.
(4)	Following the furnishing of the Form 6-K on March, 19, 2012 related to the financial information for the fourth quarter and full year ended December 31, 2011, an impairment loss of $38.3 million has been recorded with respect to the Company’s equity method investment in VisionChina as of December 31, 2011. On the basis of the duration and severity of the decline in the market price of the equity method investment’s shares, the Company concluded that there has been a loss in value of the investment that is other-than-temporary and recorded an impairment loss of $38.3 million. This impairment loss relates to the decline in share price of VisionChina in which we have held a stake of approximately 15,331,305 ordinary shares since January 13, 2011. The impairment loss represents a non-cash charge.

	For the three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands of U.S. dollars)
Sales taxes:
LCD display network	$5,273	$7,526	$8,755	$9,397	$7,519	$9,628	$11,995	$13,044
In-store network	826	1,129	981	1,026	893	1,403	1,496	1,504
Poster frame network	2,614	2,386	3,269	3,925	3,203	3,470	4,379	6,048
Movie theatre	182	351	651	579	477	519	623	875
Traditional outdoor billboards	352	155	194	311	100	237	290	426

Total	$9,247	$11,547	$13,850	$15,238	$12,192	$15,257	$18,783	$21,897

Certain quarterly financial information related to each fiscal quarter of the fiscal years ended December 31, 2010 and 2011 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC as a result of the following:

•

In July 2010, we completely exited the internet advertising business by selling all our equity ownership in Allyes to a third party investor. Therefore, the results of Allyes and its consolidated subsidiaries and affiliates have been classified as discontinued operations for all the periods presented.

•

Following the filing of Form 6-K filed on March 19, 2012 related to the financial information for quarter ended December 31, 2011, an impairment loss of $38.3 million has been recorded as of December 31, 2011 as described in footnote (4) to the consolidated statement of operations data table above.

The following table presents our unaudited consolidated quarterly financial data as a percentage of our total revenues for the periods indicated.

	For the three months ended
Consolidated Statement of Operations Data	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Net revenues:
LCD display network(1)	51.9%	59.2%	60.4%	57.7%	56.3%	58.1%	57.3%	53.5%
In-store network(1)	7.9%	8.9%	6.8%	6.2%	6.5%	8.3%	7.5%	6.3%
Poster frame network(1)	25.6%	20.6%	23.5%	24.8%	24.6%	21.3%	22.1%	25.2%
Movie theatre (1)	5.6%	2.9%	2.8%	3.3%	5.4%	5.1%	6.2%	8.1%
Traditional outdoor billboards(1)	9.0%	8.4%	6.5%	8.0%	7.2%	7.2%	6.9%	6.9%

Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
LCD display network	15.4%	11.8%	13.8%	11.9%	13.5%	10.6%	10.7%	9.9%
In-store network	5.4%	5.0%	4.4%	3.8%	3.9%	3.2%	2.8%	1.3%
Poster frame network	19.1%	15.8%	15.8%	15.7%	17.5%	15.1%	13.3%	11.5%
Movie theatre	2.8%	2.1%	2.6%	3.2%	4.2%	3.3%	3.1%	2.7%
Traditional outdoor billboards	7.5%	6.7%	5.1%	6.2%	6.2%	5.4%	5.8%	6.2%

Total cost of revenues	50.2%	41.4%	41.7%	40.8%	45.3%	37.6%	35.7%	31.6%

Gross profit	49.8%	58.6%	58.3%	59.2%	54.7%	62.4%	64.3%	68.4%
Operating expenses:
General and administrative	22.0%	13.7%	18.2%	10.5%	18.2%	16.9%	15.5%	14.6%
Selling and marketing	21.3%	23.4%	17.8%	18.7%	21.3%	18.5%	15.5%	19.8%
Impairment loss	5.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other operating (income) expenses	(3.9)%	(1.1)%	(2.0)%	(3.9)%	(3.2)%	(0.7)%	(1.0)%	(3.2)%

Total operating expenses	45.3%	36.0%	34.0%	25.3%	36.3%	34.7%	30.0%	31.2%

Income from operations	4.5%	22.6%	24.3%	33.9%	18.4%	27.7%	34.3%	37.2%
Interest income	1.8%	0.9%	1.9%	1.1%	1.6%	1.8%	2.6%	1.8%
Interest expense	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.2%
Investment loss	(1.3)%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Income from continuing operations before income taxes	5.0%	23.5%	26.2%	35.0%	20.0%	29.5%	36.8%	38.8%
Income taxes	6.4%	4.0%	1.9%	5.5%	4.7%	5.0%	6.7%	9.7%
Loss from equity method investment	0.0%	0.0%	0.0%	0.0%	1.9%	0.6%	0.5%	15.2%

Net income (loss) from continuing operations	(1.4)%	19.5%	24.3%	29.5%	13.4%	23.9%	29.6%	13.9%
Net income (loss) from discontinued operations, net of tax	0.8%	2.4%	57.8%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income (loss)	(0.6)%	21.9%	82.1%	29.5%	13.4%	23.9%	29.6%	13.9%
Net income (loss) attributable to noncontrolling interests	0.4%	1.2%	0.0%	0.1%	(0.5)%	0.1%	0.2%	(0.6)%

Net income (loss) attributable to Focus Media Holdings Limited shareholders	(1.0)%	20.7%	82.1%	29.4%	13.9%	23.8%	29.4%	14.5%

(1)	Advertising service revenue is presented net of sales taxes. The following table presents the unaudited quarterly percentage of sales taxes against gross revenues:

	For the three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Sales taxes:
LCD display network	10.4%	9.4%	7.5%	9.3%	9.5%	9.4%	9.6%	9.3%
LCD display network	9.5%	9.4%	9.6%	9.3%	8.4%	8.5%	9.0%	8.7%
In-store network	9.7%	9.4%	9.4%	9.4%	8.6%	8.6%	8.6%	8.6%
Poster frame network	9.5%	8.6%	9.2%	9.0%	8.2%	8.3%	8.6%	8.6%
Movie theatre	6.0%	9.1%	14.4%	10.0%	5.7%	5.4%	4.6%	4.0%
Traditional outdoor billboards	2.1%	1.5%	2.1%	2.3%	0.9%	1.8%	1.9%	2.4%

Total	8.7%	8.6%	9.2%	8.7%	7.7%	7.9%	8.2%	7.9%

A. Operating Results

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Total Revenues. Our total revenues from continuing operations increased substantially from $516.3 million in 2010 to $792.6 million in 2011 due primarily to an increase in our advertising service revenue.

•

LCD Display Network. Advertising service revenue from our LCD display network increased 49.3% from $297.6 million in 2010 to $444.4 million in 2011. Our core business’s value proposition to advertisers is gaining momentum as the strength and effectiveness of our core business is becoming increasingly recognized by advertisers, especially the LCD display network. Meanwhile, the aggressive ad price hikes of traditional TV broadcasters have presented exciting growth opportunities to us. As a result, the 49.3% increase is primarily contributed by: a) the average selling price we charged to our customers increased by approximately 20% — 30% in our tier-1 and tier-2 cities in 2011 compared to that of 2010; and b) the average utilization rate(1) of the LCD display network capacity has experienced an increase from 52% in 2010 to 56% in 2011.

Note (1): Average utilization rate = total advertising service revenue / the aggregate theoretical revenue (i.e. standard price x no. of time slots for sale x average sales discount)

•

In-store Network. Advertising service revenue from our in-store network increased 49.2% to $56.4 million in 2011 from $37.8 million in 2010. This increase was primarily attributable to a) the total number of hypermarkets sold, which our in-store network revenue derived from, increased by approximately 10.8% compared to that of 2010; and b) the average unit selling price per store for hypermarkets increased by over 30% compared to that of 2010.

•

Poster Frame Network. Advertising service revenue from our poster frame network increased 52.1% from $121.9 million in 2010 to $185.4 million in 2011. Similar to the LCD display network, the advertising revenue derived from our poster frame network also rebounded in 2011 as compared to 2010, especially for those cyclical industries such as automobile, financial services and personal products. As a result, the annual average utilization rate of our network capacity, increased to 45.0% in Top 4 cities in 2011 from 37.8% in 2010.

•

Movie Theatre Network. Advertising service revenue derived from movie theatre network increased by 180.7% from $18.1 million in 2010 to $50.8 million in 2011 as the effectiveness of this media is becoming increasingly recognized by our customers, especially for those automobile, telecom, diary and personal products customers.

•

Traditional Outdoor Billboard. Advertising service revenue derived from traditional outdoor billboard increased 35.9% from $40.9 million in 2010 to $55.6 million in 2011. This is partially attributable to 11.4% of our revenue contributed by the four newly acquired entities in the traditional outdoor billboards advertising business, as well as the expansion of the traditional outdoor billboards network we operate.

Cost of Revenues. Our cost of revenues increased from $221.7 million in 2010 to $289.6 million in 2011.

•

Cost of revenues — LCD display network. Our net advertising service cost for LCD display network increased from $67.5 million in 2010 to $85.8 million in 2011. This is primarily attributable to: a) the rental cost increased by $7.8 million due to media platform development in 2011 and the incremental average rental cost; and b) the location maintenance, utility and transportation, salary and benefits increased by approximately $8.5 million as compared to that of 2010.

•

Cost of revenues — In-store network. We incurred $20.6 million in advertising service cost for our in-store network in 2011 as compared to $23.4 million in 2010. The decrease is primarily attributable to depreciation expenses for equipment installed in in-store network which decreased by approximately $1.9 million as the equipment that we installed in 2006 became fully depreciated in 2010.

•

Cost of revenues — Poster frame network. Our advertising service cost for our poster frame network increased to $110.4 million in 2011 compared to $84.5 million in 2010. The incremental cost of revenues are mainly attributable to: a) rental cost increased by $21.5 million, which is a result of the incremental number of frames installed and the average rental cost; and b) other costs, including salary and benefits and, location maintenance costs, which increased by approximately $4.4 million.

•

Cost of revenues — Movie theater Network. In 2011, we incurred $25.8 million advertising service cost in movie theatre network, which mainly represents the advertising time slot leasing costs charged by movie operators, an increase of 87.0% from $13.8 million in 2010 due to significant expansion of the movie theatre network.

•

Cost of revenues — traditional outdoor billboards. The advertising service cost incurred for traditional outdoor billboards in 2011 was $47.1 million, an increase of 45.4% from $32.4 million in 2010 due to expansion of traditional outdoor billboards network and the additional approximately $4.3 million costs associated with the four entities acquired in 2011.

Gross Profit. As a result of the foregoing, our gross profit increased by 70.7% from $294.6 million in 2010 to $503.0 million in 2011. Our overall gross margin increased from 57.1% in 2010 to 63.5% in 2011 primarily due to increasing utilization rate as well as average selling price in our core business (i.e. LCD display network, in-store network, poster frame network, and movie theater network) which led to a higher margin as the advertising service costs for these core businesses are generally not variable along with the fluctuation of revenue.

	For the year ended December 31,
	2009		2010		2011
Gross profit:	$	Gross margin	$	Gross margin	$	Gross margin
	(in thousands of U.S. dollars, except percentages)
LCD display network	$132,381	63.4%	$230,129	77.3%	$358,518	80.7%
In-store network	6,176	20.4%	14,345	38.0%	35,792	63.5%
Poster frame network	3,561	3.6%	37,406	30.7%	75,079	40.5%
Movie theater	2,373	25.1%	4,246	23.5%	25,082	49.3%
Traditional outdoor billboards	11,599	23.4%	8,499	20.8%	8,505	15.3%

Total	$156,090	39.3%	$294,625	57.1%	502,976	63.5%

In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.

Operating Expenses. Our operating expenses increased significantly from $175.1 million in 2010 to $258.6 million in 2011.

General and Administrative. General and administrative expenses increased from $79.8 million in 2010 to $127.0 million in 2011. This was mainly due to: a) increase of bad debt expenses by $15.5 million as compared to that of 2010, which was primarily attributable to an additional 30%-100% specific provision for our e-commerce and group-buying customers; b) increase of share-based compensation expense by approximately $16.2 million, as we granted 15,000,000 and 17,711,500 restricted shares in December 2010 and November 2011, respectively, which resulted in higher charges in 2011 as compared to 2010; and c) increase of tax planning related cost and legal fees and payments by approximately $9.4 million in 2011 compared to those in 2010.

Selling and Marketing. Selling and marketing expenses increased from $103.7 million in 2010 to $147.7 million in 2011. This was mainly due to: a) a 50% increase in net revenues from 2010 to 2011; and b) the increase in the marketing and promotional expenses.

Impairment Loss. We incurred $5.7 million of goodwill impairment loss in 2010, which was mostly attributable to the poster frame network. We did not incur goodwill impairment loss in 2011.

Other operating expenses (income) net. In 2011, we had operating income of $16.1 million as compared to net other operating income of $14.1 million in 2010. The increase was mainly attributable to increase of government subsidies of $4.1 million compared to that in 2010, net of fixed assets disposal charge in $1.6 million due to interactive screen upgrade in 2011.

Income from Operations. As a result of the foregoing, income from operations increased from $119.6 million in 2010 to $243.7 million in 2011.

Interest income. Interest income increased from $7.3 million in 2010 to $15.5 million in 2011, primarily due to the increase in our average balance of cash and cash equivalents, restricted cash and short term investments during 2011.

Income from continuing operations before income tax. As a result of the foregoing, income from continuing operations before income tax increased from $125.5 million in 2010 to $259.2 million in 2011.

Income Taxes. Our income taxes were $54.8 million in 2011 compared to $22.3 million in 2010. The increase in income tax in 2011 compared to 2010 was primarily due to the increase in taxable income in 2011. In 2011, the income taxes included a $6.0 million withholding dividend tax provision for the $60.0 million dividends to be received from our PRC subsidiaries.

Loss from equity method investee. We invested in VisionChina Media Inc. (“VisionChina”) for a total cash consideration of $61 million for an effective stake of 15%, the acquisition was closed on January 14, 2011. As a result of the severity and duration of the share price decline of VisionChina, an impairment analysis was performed on the carrying amount of the investment in VisionChina for the year ended December 31, 2011 and the difference between the carrying amount and the market value of $19.0 million basing on the closing price of $1.24 at December 30, 2011 was determined to be other-than-temporary. Accordingly, an impairment loss of $38.3 million was recorded. We account for the investment in VisionChina using the equity method of accounting. In 2011, the loss from equity method investee, including the impact of the impairment loss, was $43.6 million.

Net income from continuing operations. As a result of the foregoing, the net income from continuing operations increased from $103.2 million in 2010 to $160.8 million in 2011.

Net income from discontinued operations, net of tax. Net income from discontinued operations in 2010 of $83.1 million mainly represented the gain on disposal of Allyes in the amount of $79.0 million and the net income of Allyes from January 1, 2010 till the date our interest in it was disposed. There was no net income from discontinued operations in 2011.

Net income attributable to Focus Media Holding Limited. As a result of the foregoing and a net loss of $1.9 million attributable to a non- controlling interests in our subsidiaries, net income attributable to Focus Media Holding Limited was $162.7 million in 2011 as compared to $184.3 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Total Revenues. Our total revenues from continuing operations increased substantially from $397.2 million in 2009 to $516.3 million in 2010 due primarily to an increase in our advertising service revenue.

•

LCD Display Network. Advertising service revenue from our LCD display network increased 42.5% from $208.8 million in 2009 to $297.6 million in 2010. 2010 was a year of strong and robust recovery in the advertising market compared to that of 2009. Our core business’s value proposition to advertisers is gaining momentum as the strength and effectiveness of our core business is becoming increasingly recognized by advertisers, especially the LCD display network. Meanwhile, the aggressive ad price hikes of traditional TV broadcasters have presented exciting growth opportunities to us. As a result, the 42.6% increase is primarily contributed by: a) the average selling price we charged to our customers increased by approximately 30% in our tier-1 cities and 10% — 15% in our tier-2 cities in 2010 compared to that of 2009; and b) the average utilization rate(1) of the LCD display network capacity has experienced a significant increase from 46% in 2009 to 52% in 2010.

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

•

Movie Theatre Network. Advertising service revenue derived from movie theatre increased by 90.5% from $9.5 million in 2009 to $18.1 million in 2010 as the effectiveness of this media is becoming increasingly recognized by our customers, especially for those engaged in automobile, telecom, diary and personal products.

•

Traditional Outdoor Billboards. Advertising service revenue derived from traditional outdoor billboard declined 17.5% from $49.6 million in 2009 to $40.9 million in 2010. This is primarily attributable to our disposition of a subsidiary in the traditional outdoor billboard business in April 2009.

Cost of Revenues. Our cost of revenues declined from $241.1 million in 2009 to $221.7 million in 2010.

•

Cost of revenues — LCD display network. Our net advertising service cost for LCD display network declined from $76.4 million in 2009 to $67.5 million in 2010. As discussed in page 70, —”Impairment of long-lived assets in 2009”, the cost of revenues in 2009 included an impairment loss of equipment and intangible assets associated with the boat-based advertising LED platform on the Huangpu River of $9.5 million and $3.2 million, respectively. Excluding the $12.7 million impairment loss in 2009, the cost of revenues of LCD display network would have increased from $63.4 million in 2009 to $67.4 million in 2010, which is primarily attributable to: a) the cost of rental, location maintenance, utility and transportation, salary and benefits increased by approximately $9.5 million as compared to that of 2009; and b) our not incurring any impairment in 2010, compared to our impairment of $12.6 million of fixed assets and intangible assets reflected in our cost of revenues for 2009.

•

Cost of revenues — In-store network. We incurred $23.4 million in advertising service cost for our in-store network in 2010 as compared to$24.2 million in 2009. The depreciation expenses for equipment installed in in-store network decreased by approximately $1.0 million as the equipment that we installed in 2005 became fully depreciated in 2010.

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

•

Cost of revenues — Movie theater network. In 2010, we incurred $13.8 million advertising service cost in movie theatre network, which mainly represents the advertising time slot leasing costs charged by movie operators, an increase of 96.1% from $7.1 million in 2009 due to significant expansion of the movie theatre network.

•

Cost of revenues — Traditional outdoor billboards. The advertising service cost incurred for traditional outdoor billboards in 2010 was $32.4 million, a 14.8% decline from $38.0 million in 2009. The decline is primarily due to our disposition of a subsidiary in the traditional outdoor billboard business.

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

General and Administrative. General and administrative expenses declined from $88.8 million in 2009 to $79.8 million in 2010. This was mainly due to: a) decrease of bad debt expenses by approximately $28.6 million which was primarily attributable to reversal of bad debt provisions we made for over-due accounts receivable as of December 31, 2009 and strong collection of accounts receivable during 2010 under favorable macro- economic conditions; and b) increase of share-based compensation expense by approximately $14.2 million, as we granted over 36,000,000 restricted shares in September 30, 2009, which resulted in higher amortization charges in 2010 as compared to 2009.

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

Net income (loss) attributable to Focus Media Holding Limited. As a result of the foregoing and a net income of $2.0 million attributable to a non- controlling interests in our subsidiaries, net income attributable to Focus Media Holding Limited was $184.3 million in 2010 as compared to a net loss of $213.3 million in 2009.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2011, we had approximately $331.2 million in cash and cash equivalents. In June and October 2011, we announced our plan to expand the size of the share-repurchase program to purchase up to $450 million and $650 million worth of issued and outstanding ADRs, respectively. In January 2012, we also announced that we are implementing a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. The dividends will be paid out on a quarterly basis in the calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively. The dividend payments will commence in 2012 in respect of our non-GAAP net income for 2011. Starting from 2012, we will consider up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year as additional funds that may be used, at our discretion, to increase the dividend payment or the size of the our share repurchase program in effect at that time. The dividend and share repurchase funding policies will be reviewed by the board and management on an annual basis.

Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our WFOE operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2009, 2010 and 2011, we made total appropriations of $10,765,735, $21,211,346, and $10,214,705 respectively.

Further, as a result of PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2011, the amount of these restricted portions was approximately $234.1 million. The assets attributable to our PRC operating affiliates primarily relate to operations conducted early in our corporate history in light of limitations on foreign ownership in the advertising industry. During that period, we conducted significant acquisitions through our PRC operating affiliates. As of December 31, 2011, the assets associated with such affiliates totaled $461.7 million, of which goodwill associated with such acquisitions was $404.6 million. Subsequently, over time, our indirect PRC operating subsidiaries obtained the requisite licenses to operate in the advertising industry. Accordingly, we gradually shifted our business and most of the operating contracts for our business, including certain revenue-generating advertising contracts, to entities in which we hold equity interests, our indirect PRC operating subsidiaries. As a result, the PRC operating affiliates now account for 1.5% of our revenue and, excluding goodwill, assets of our PRC operating affiliates account for 3.3% of our total assets. This has allowed us to significantly reduce our exposure to risks associated with our PRC operating affiliate structure. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our operating affiliates to pay dividends to us in the foreseeable future, See “Risk Factors — We may rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
Net cash provided by operating activities	$160,723	$185,222	$280,158
Net cash used in investing activities	(158,248)	(90,602)	(383,881)
Net cash provided by (used in) financing activities	144,499	(222,600)	(39,708)
Effect of exchange rate changes	(1,730)	14,297	20,174

Net increase (decrease) in cash and cash equivalents	$145,244	$(113,683)	$(123,257)

Cash provided by operating activities was $280.2million in 2011 compared to $185.2 million in 2010. This increase was primarily attributable to improved cash collection of our accounts receivables in 2011. Days outstanding in accounts receivable for 2011 (defined as 365 days multiplied by the ending accounts receivable balance and divided by gross revenue) improved to 86 days from 100 days for 2010. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in ITEM 18. Generally, payment of rental related expenses, income and other taxes and operating accrued liabilities, such as selling expenses, will have a material impact on our operating cash flow.

We had net cash used in investing activities of $383.9 million in 2011, primarily consisting of the following: (1) increase in Renminbi restricted term deposits by approximately $199.3 million which serves as collateral for a stand-by letter of credit issued on our behalf in connection with our $200 million US dollar bank loan facilities; (2) $61.0 million was paid to invest in VisionChina for an effective stake of 15%; (3) net cash paid for short-term investments amounting to $79.4 million; (4) $13.2 million paid to acquire subsidiaries, net of cash acquired and earn-out payment for previous acquisitions; (5) $38.9 million paid to purchase equipment and other long-term assets. Partially offset by (6) $7.3 million received from disposition of Allyes and $0.7 million proceeds from disposition of equipment.

We had net cash used in investing activities of $90.6 million in 2010, which primarily consisting of the following: (1) net cash paid for short-term investments amounting to $108.3 million; (2) $40.8 million paid to acquire subsidiaries and earn-out payments for previous acquisitions, net of cash acquired; (3) $18.7 million paid to purchase equipment and other long-term assets. Partially offset by (4) $76.1 million (net of cash disposed) received from disposition of Allyes and $0.5 million proceeds from disposition of equipment.

We had $39.7 million net cash outflow from financing activities in 2011, primarily consisted of $213.4 million share repurchase, $0.4 million repayment to non-controlling interest shareholders, offset by net cash received from bank loan amounting to $171.0 million and $3.1 million proceeds from issuance of ordinary shares pursuant to share option plans. We had $222.6 million net cash outflow from financing activities in 2010, which primarily consisted of $237.2 million in share repurchases offset by $3.6 million proceeds from issuance of ordinary shares pursuant to share option plans as well as a $11.0 million proceeds from the Allyes MBO plan.

Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in bank deposits and other risk-free short-term investments. We believe that our current cash and cash equivalents, cash flow from operations, including for working capital and capital expenditures, for the foreseeable future. However, as a result of the foreign currency controls imposed by the PRC government, we may not be able to convert the cash and cash equivalents generated from our operations, which is mainly denominated in Renminbi, into US dollars to fulfill the cash needs for our share repurchase program as frequent as needed. The additional cash needs may also include costs associated with the expansion of our network, such as the purchase of flat-panel digital displays, and increased location cost, and a $15.5 million payment of contingent considerations related to the acquisition in our outdoor billboard business, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network will be sufficient to cover any such obligations. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

	For the year ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)

Total capital expenditure	$10,655	$18,693	$38,918

Our capital expenditures were made primarily to acquire and upgrade the flat-panel digital displays and digital frames for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2012, in an amount of approximately $40 million, to primarily consist of upgrading our flat-panel digital displays as we continue to expand our commercial location network, in-store network and poster frame network we also plan to launch our next generation of screens in approximately 20 cities in the second half of 2012. We believe these next generation screens will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers, which we believe is of great importance for our next era of growth. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2011, the amount of our restricted net assets was approximately $256.0 million.

B. Research, Development, Patents and Licenses, etc.

Research and Development

We do not incur significant research and development expenditures.

Patents and Trademarks

We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel digital displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel digital displays. We currently hold design patents for our new model of flat-panel digital display and our software. We have the right to use several trademarks relating to the “Focus Media” brand name in China, South Korea, Taiwan, Japan, Singapore, India and Indonesia. We also have the right to use several trademarks relating to the “Framedia” brand name and “chuanzhi” (or “OOH”) brand name in China.

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

E. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2011.

	Payments due December 31,
	TOTAL	2012	2013	2014	2015	2016 and Thereafter
	(in thousands of U.S. dollars)
Display and poster frame placement agreement obligations	$240,545	$128,573	$55,803	$26,421	$15,911	$13,837
Office premise lease obligations	15,007	5,264	5,023	2,598	987	1,135
Equipment purchase obligations	13,594	13,594	—	—	—	—
Bank loan repayment obligations	171,000	100,000	17,750	53,250	—	—

Total contractual obligations	$440,146	$247,431	$78,576	$82,269	$16,898	$14,972

A portion of the purchase consideration for certain acquisitions we made, such as Framedia and traditional outdoor billboards, is contingent and based on earnings targets for two to three years subsequent to the acquisition, subject further to the attainment of certain operational targets. The maximum amount of such contingent payments for 2012 and thereafter is $15.5 million in aggregate. As of December 31, 2011, other than such contingent earn-out payments and potential liabilities relating to litigation in which we are involved described under “— Legal Proceedings”, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Name	Age	Position
Jason Nanchun Jiang	39	Chief Executive Officer and Chairman of the Board of Directors
Fumin Zhuo(1)	60	Director
Neil Nanpeng Shen(2)	44	Director
Charles Cao	46	Director
Daqing Qi(3)	49	Director
David Ying Zhang(4)	38	Director
Ying Wu(5)	53	Director
Kit Leong Low	41	Chief Financial Officer

(1)	Independent director, chairman of the compensation committee and member of the audit committee and the nominations committee.
(2)	Independent director and chairman of the nominations committee.
(3)	Independent director, chairman of the audit committee and member of the compensation committee and nominations committee.
(4)	Independent director and member of the compensation committee.
(5)	Independent director and member of the audit committee.

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

B. Compensation

In 2011, we paid aggregate cash compensation of approximately $352,270 to our directors and executive officers as a group. In 2009, 2010 and 2011, we granted selected directors, officers, employees and external consultants restricted shares to obtain 36,485,980, 15,000,000 and 17,711,500 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Option and Restricted Shares Plans

Share-based Compensation Plans for the Group

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

On September 22, 2009, as a result of performance evaluations, 1,776,300 previously granted options under 2007 Plan were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 previously granted options under 2007 Plan, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.

On December 28, 2010 and November 25, 2011, restricted shares to obtain 15,000,000 and 17,711,500 ordinary shares were granted to employees, officers, consultants and directors under the 2010 Plan, respectively. These restricted shares will vest over a period of three years.

Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, expire 10 years from the date of grant and generally vest over two to four years with certain options vesting over one year. As of December 31, 2011, 11,156,760 options and 38,169,245 restricted shares were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model. The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. No options were granted during the years ended December 31, 2009, 2010 and 2011.

The weighted average grant date fair value of restricted shares granted for the years ended December 31, 2009, 2010 and 2011 were $2.24, $4.24 and $3.54, respectively.

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

The table below sets forth the restricted share grants made to our directors and executive officers pursuant to our option plans as of December 31, 2011.

	Number of restricted shares issued	Exercise per ordinary share		Date of grant
(in U.S. dollars)
Jason Nanchun Jiang	20,000,000	$	nil	October 1, 2009
	10,100,000	$	nil	December 28, 2010
	10,075,000	$	nil	November 25, 2011
Fumin Zhuo	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011
Neil Nanpeng Shen	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011
Charles Cao	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011
Daqing Qi	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011
David Ying Zhang	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011
Ying Wu	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011
Alex Deyi Yang(1)	*	$	nil	October 1, 2009
	*	$	nil	December 28, 2010
Kit Leong Low	*	$	nil	January 15, 2010
	*	$	nil	December 28, 2010
	*	$	nil	November 25, 2011

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preference shares are converted into our ordinary shares.
(1)	Alex Deyi Yang resigned his position as our general manager and director as of May 24, 2011.

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

D. Employees

As of December 31, 2011, we had a total of 6,351 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of December 31, 2011:

	Number of employees(1)	Percentage
Sales and marketing	1,580	24.9%
Operations	3,929	61.9%
Management and administration	842	13.2%

Total number of employees	6,351	100.0%

(1)	This excludes employees our regional distributors and agents who are not directly under our employ.

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

E. Share Ownership

Please see Item 6.B. and Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 24, 2012:

each person known to us to own beneficially more than 5% of our ordinary shares and each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of April 24, 2012, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 646,452,740 ordinary shares outstanding as of April 24, 2012.

Shares beneficially owned
	Number	Percent
Principal Shareholders
Fosun International Limited(1)	111,078,220	17.2%
JJ Media Investment Holding Ltd.(2)	115,985,090	17.9%

Directors and Executive Officers(3)
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang(4)	115,985,090	17.9%
Neil Nanpeng Shen	*	*
Charles Chao	*	*
Fumin Zhuo	*	*
Daqing Qi	*	*
David Ying Zhang	*	*
Ying Wu	*	*
Kit Leong Low	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Information based on the amended Schedule 13G filed on February 13, 2011 on behalf of Fosun International Limited. Includes 111,078,220 ordinary shares beneficially owned by Fosun International Limited. The business address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China.
(2)	Includes 113,501,185 ordinary shares beneficially owned by JJ Media Investment Holding Ltd and 2,483,905 shares owned by JJ Media Investment Holding Ltd’s wholly-owned subsidiary, Target Sales International Limited. The ordinary shares held by Target Sales represent the portion of restricted shares that were granted to Jason Nanchun Jiang under our share option and restricted share plan that have vested. The business address of JJ Media Investment Holding Limited and Jason Nanchun Jiang is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The business address of Target Sales International Limited is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China. Mr. Jiang has historically entered into agreements involving shares in Focus Media. For instance, on September 10, 2010, Mr. Jiang (through his wholly-owned subsidiary JJ Media Investment Holding Limited, or JJ Media) entered into three Capped Call Transactions, which transactions were subsequently amended on June 22, 2011, September 22, 2011 and November 25, 2011. Mr. Jiang (through JJ Media) entered into the Capped Call Transactions in order to gain synthetic economic exposure to Focus Media shares over time. Following the expiration date for each component of each Capped Call Transaction, upon settlement of such component, JJ Media has the right to receive an amount in cash representing any excess of the lesser of the agreed-upon cap price and the volume-weighted average price of the ADSs for the applicable expiration date over the agreed-upon strike price for the Capped Call Transaction. The cash amount receivable by JJ Media pursuant to the Options Agreements is subject to certain anti-dilution and other adjustments and modifications, including, without limitation, adjustments to the number of capped call options upon the occurrence of certain corporate events involving the Issuer or the ADSs. Under the original Options Agreements, such cash amount (in the aggregate for all components) is paid by Goldman Sachs International, the counterparty to the Options Agreements, to JJ Media on the third business day following the expiration date for the last component. The amendments to these transactions had the effect of changing the timing of, and amount due upon, settlement of various components of the Capped Call Transactions. Since such Capped Call Transactions are cash-settled, settlement will not affect Mr. Jiang or JJ Media’s ownership of shares. Concurrently with entering into such Capped Call Transactions, JJ Media received aggregate proceeds of approximately $153.1 million as the selling shareholder in an underwritten public offering of 8.1 million ADSs, representing approximately 5.7% of our total outstanding share capital at the time. Mr. Jiang also made an US$11.0 million block trade purchase of our ADSs on November 22, 2011, representing approximately 0.5% of our total outstanding share capital. For additional information on these transactions and the related documentation, please refer to the Form 13D, as amended, filed by Mr. Jiang on April 18, 2012.
(3)	The address of our current directors and executive officers is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
(4)	See note 2.

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

B. Related Party Transactions

Details of advertising service revenue from related parties for the years ended December 31, 2009, 2010 and 2011 for the Group are as follows:

		Year ended December 31,
Name of related parties	Director interested	2009	2010	2011
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	$277,749	$—	$—
Sina.com	Charles Cao	548,988	1,034,741	1,466,979
Sohu.com	Daqing Qi	438,536	738,947	—
China Vanke Co., Ltd.	Daqing Qi	459,376	465,998	909,109
Home-Inn	Neil Nanpeng Shen	89,076	—	—
Ctrip.com	Neil Nanpeng Shen	486,263	79,601	—
51.com	Neil Nanpeng Shen	—	22,993	—
Qihoo.com	Neil Nanpeng Shen	38,008	17,461	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	368,242	385,720	13,911
StormNet Information Technology	David Zhang	—	2,569	—
Tea Care Group Ltd.	Fumin Zhuo	292,606	697,071	5,461
Fosun International Limited	Major Shareholder	—	—	4,613,446
Focus Technology Co., Ltd.	Fumin Zhuo	43,200	—	—
Joyyoung, Inc.	Ying Wu	—	—	13,313
Shen Yin Wan Guo Securities Co., Ltd.	Fumin Zhuo	—	—	5,661
Redbaby.com	Jason Nanchun Jiang	—	—	4,465,478
Tuan800.com	Jason Nanchun Jiang	—	—	468,410
Juewei Foods, Inc.	Jason Nanchun Jiang	—	—	544,106
Bona Film Group Ltd.	Daqing Qi	—	—	2,089,420

Total		$3,042,044	$3,445,101	$14,595,294

Details of advertising space leasing costs charged, net of rebates, to the Group by related parties for the years ended December 31, 2009, 2010 and 2011 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2009	2010	2011
Sina.com	Charles Cao	$28,635,023	$11,655,724	$—
Sohu.com	Daqing Qi	17,208,874	8,047,723	—
Bona Film Group Ltd.	Daqing Qi	—	359,287	2,996,195
Ctrip.com	Neil Nanpeng Shen	146,356	130,251	—
51.com	Neil Nanpeng Shen	195,376	7,968	—
Qihoo.com	Neil Nanpeng Shen	109,564	—	—
StormNet Information Technology	David Zhang	21,928	27,266	—

Total		$46,317,121	$20,228,219	$2,996,195

Details of amounts due from related parties representing trade receivables for advertising services provided or advances paid for advertising space leased as of December 31, 2010 and 2011 are as follows:

		December 31
Name of related parties	Director interested	2010	2011
Sina.com	Charles Cao	$89,897	$—
Bona Film Group Ltd.	Daqing Qi	21,139	305,928
Tea Care Group Ltd.	Fumin Zhuo	345,297	61,803
China Vanke Co., Ltd.	Daqing Qi	13,041	160,013
Redbaby.com	Jason Nanchun Jiang	—	1,021,150
Juewei Foods, Inc.	Jason Nanchun Jiang	—	108,985
Fosun International Limited	Major Shareholder	—	166,557

Total		$469,374	$1,824,436

Details of amounts due to related parties representing trade payables for advertising services purchased or advances received for advertising services sold as of December 31, 2010 and 2011 are as follows:

		December 31,
Name of related parties	Director interested	2010	2011
Sina.com	Charles Cao	$1,811,950	$—
China Vanke Co., Ltd.	Daqing Qi	28,689	25,617
Arcom	David Zhang	7,550	—
Fosun International Limited	Major Shareholder	—	1,313,482
Bona Film Group Ltd.	Daqing Qi	—	755,712
Redbaby.com	Jason Nanchun Jiang	—	55,659
Juewei Foods, Inc.	Jason Nanchun Jiang	—	45,434

Total		$1,848,189	$2,195,904

Other related party transactions

Loans to Shareholders of Our PRC Operating Affiliates

Pursuant to loan agreements entered into by the relevant PRC operating subsidiaries and the individual shareholders of certain of our PRC operating affiliates, respectively, such shareholders obtained a loan of the registered capital of the relevant PRC operating affiliate from the relevant WFOE operating subsidiaries for the sole purpose of establishing or increasing, as the case may be, the registered capital of each such PRC operating affiliate. As of December 31, 2011, the full amounts of the loans to these shareholders remained outstanding. The relevant PRC operating subsidiary granted these loans without interest.

Share Subscription by JJ Media Investment Holding Limited

As described in Item 5. Operating and Financial Review and Prospects — Share-based Compensation, on November 18, 2009, the Company issued 75 million ordinary shares to Jason Nanchun Jiang through JJ Media Investment Holding Limited, for proceeds of $142,425,000.

Transactions with Entities Affiliated with Jimmy Wei Yu

Jimmy Yu resigned his directorship in September 2009. For the nine months ended September 30, 2009, office rentals paid to Multimedia Park Venture Capital, of which Mr. Yu was the CEO, amounted to $612,817.

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

Concurrent with the pricing of the public offering, JJ Media entered into three capped call transaction confirmations (the “Options Agreements”) pursuant to which, JJ Media purchased call options relating to 10,100,000 ADSs with a hedge reference price of $19.25 per ADS. These Option Agreements were subsequently amended on June 22, 2011, September 30, 2011 and November 22, 2011 which had the effect of amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions to May and June 2012.

On September 7, 2010, JJ Media also entered into a share swap transaction confirmation (the “Swap Agreement”), with a maturity date on or about October 28, 2010, pursuant to which variable price seller acquired “long” exposure, and JJ Media acquired “short” exposure, to 2,000,000 ADSs. The notional amount of the swap was based on such number of ADSs and an initial price of $18.90 per ADS. Under a pledge and security agreement (the “Pledge Agreement”), JJ Media pledged 2,000,000 ADSs (the “Pledged Shares”) to secure its obligations under the Swap Agreement. On the same date, JJ Media also entered into a share sale plan (the “Sales Plan”) in reliance on Rule 144 under the Securities Act and Rule 10b5-1 under the Exchange Act with a broker-dealer affiliated with Goldman Sachs International (the “seller”). Under the Sales Plan, the seller sold on behalf of JJ Media up to a maximum of 2,000,000 ADSs subject to the conditions and terms of the Sales Plan. The dates of the sales under the Sales Plan were intended to coincide with the valuation period under the Swap Agreement. All sales occurred during the period between October 7, 2010 to October 22, 2010. These sales resulted in net proceeds of US$47.8 million under the Sales Plan which, less US$10.0 million in swap payments under the swap unwinds during that period, resulted in a total settlement amount to JJ Media of US$37.8 million.

On September 7, 2010, Mr. Jason Nanchun Jiang entered into a Guaranty (the “Guaranty”) in favor of GSI. The Guaranty was entered into to guarantee the payment of all amounts, and the performance of all obligations, by JJ Media under the Capped Call Options, Swap and the other transaction documents relating to the Capped Call Options and Swap. Documentation relating to these transactions has been filed by JJ Media in a Form 13D, as amended.

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

Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. Such agreements may be terminated by an agreement of all parties thereto. None of these arrangements provide our PRC operating affiliates with a right to exit with the payment of termination fees. Global Law Office, our PRC counsel, has advised us that, except for the occurrence of an event of force majeure, under the PRC Contract Law, the shareholders of the PRC operating affiliates or their shareholders with whom the VIE contract arrangements have been entered into will not have automatic statutory rights of unilateral termination, unless we fail to fulfill our obligations under the VIE contract arrangements to such extent that will trigger such rights. We have the capacity and every intention to fulfill each of our obligations under the VIE contract arrangements to ensure that these contracts are not unilaterally terminable by the other parties. In addition, subject to varied interpretation of laws, the shareholders of the PRC operating affiliates could be deemed to have the right to unilaterally terminate the voting rights proxy, provided that sufficient compensation is paid to the PRC operating subsidiary for its loss.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 20 for a list of our annual consolidated financial statements filed as part of this annual report.

Legal Proceedings

The Group is a defendant in ongoing lawsuits as described below:

a)	November 2007 Follow-on Offering Case

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

Both complaints allege that the Group’s registration statement on Form F-1 on November 1, 2007 as amended, and the related prospectus contained inaccurate statements of material fact. The Group has meritorious defenses to the claims alleged and intends to defend against these lawsuits vigorously. On March 29, 2010, the court issued an opinion granting the Group’s motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting our motion to dismiss. On September 26, 2011, the plaintiffs and the Group entered into a settlement agreement, under which the Company will contribute $2 million for settlement (the “Settlement Agreement”). On December 16, 2011, the Settlement Agreement was preliminarily approved by the court and the court scheduled a settlement hearing for March 30, 2012. By order dated April 24, 2012, the Court gave final approval to the settlement.

b)	Palny Case

On December 12, 2011, Tom Palny filed a putative class action in the United States District Court for the Southern District of New York against the Group and certain of the current or former officers and directors. The complaint relates to certain allegations made by the firm Muddy Waters about the Company is a series of releases in November 2011, and alleges that the Company’s public filings, including the Company’s 2006, 2007, 2008, 2009 and 2010 Form 20-Fs, the Form F-1 and Prospectus filed in connection with the Company’s November 2007 Follow-on Offering, and third quarter 2011 earnings press release, contain material misstatements and omissions. The complaint’s allegations, include, but are not limited to, alleged misrepresentations relating to the Company’s acquisition, write-down and divestiture of certain assets (including, without limitation, Allyes, OOH, and certain mobile handset companies), and the size and composition of the Company’s LCD display network. On March 30, 2012, the Court appointed Xuechen Yang as lead plaintiff. Defendants have not yet been served with the complaint. The Company intends to defend itself vigorously against these allegations as the Group believes they have meritorious defenses to the alleged claims. However, there can be no assurance that we will prevail in the lawsuit and any adverse outcome could have a material adverse effect on our business or results of operations.

Dividend Policy

We did not declare any dividends from our founding to January 10, 2012.

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. A dividend of $17.9 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012. The dividends will be paid out on a quarterly basis in the calendar year to shareholders of record as of June 30, September 30 and December 31 respectively. The dividend payments commence in 2012 in respect of our non-GAAP net income for 2011.

In addition, we will consider up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year (starting from 2012 earnings) as funds that may be used, at our discretion, to increase the dividend payment or the size of our share repurchase program in effect at that time. The dividend and share repurchase fund policies will be reviewed by the board and management on an annual basis.

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

B. Significant Changes

Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

•

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. A dividend of $17.9 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012. The dividends will be paid out on a quarterly basis in the calendar year to shareholders of record as of June 30, September 30 and December 31 respectively. The dividend payments commence in 2012 in respect of our non-GAAP net income for 2011.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the Nasdaq Global Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 until April 10, 2007, each of our ADSs represented ten of our ordinary shares. Starting April 11, 2007, we reduced this ratio to one-to-five. All ADS trading prices on the Nasdaq Global Market set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of one-to-five. For the period from April 26, 2010 to April 26, 2012 the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$8.79 to a high of US$37.58 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the five most recent full financial years, each full financial quarter for the two most recent full financial years and each month since September 2011.

	SALE PRICE
	HIGH	LOW
	US$	US$
2007	66.30	33.50
2008	59.37	6.18
2009	17.49	4.84
2010	27.27	12.26
First Quarter	18.72	12.26
Second Quarter	18.48	14.36
Third Quarter	24.68	14.94
Fourth Quarter	27.27	20.60
2011	37.58	8.79
First Quarter	30.73	21.91
Second Quarter	37.58	25.77
Third Quarter	34.51	26.82
Fourth Quarter	32.93	8.79
October	27.91	15.76
November	28.60	8.79
December	22.87	18.11
2012 (through April 26)	30.08	18.03
January	22.98	18.03
February	24.89	20.24
March	30.08	23.54
April (through April 26)	25.98	22.54

As of April 2, 2012, a total of 130,926,042 ADSs were outstanding. As of April 2, 2012, 654,630,210 shares were registered in the name of a nominee of Citibank, N.A., the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons.

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

Share Purchase of VisionChina

On January 13, 2011, we purchased approximately 15,331,305 newly issued common shares of VisionChina at a price of US$3.979 per share, equivalent to US$3.979 per ADS. The purchase price was calculated as the greater of (1) the average closing price of VisionChina ADSs in the 20 trading days preceding the purchase plus $0.10 per share and (2) the closing price of VisionChina ADSs on the date immediately preceding the purchase plus $0.05 per share, which resulted in a per-share purchase price of $3.979. VisionChina’s mass transportation mobile television network and our office, residential, hypermarket and supermarket television networks and theater network are highly complementary to each other, which we believe will offer opportunities to bring integrated media solutions and greater media value to advertisers. The equity method investment in VisionChina is very much in line with our established development strategy of focusing on growing and investing in our core businesses while reducing our non-core businesses, and does not indicate any change in our existing stated direction.

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

E. Taxation

Cayman Islands Taxation

The following discussion of the material Cayman Islands tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws in other jurisdictions outside Cayman Islands. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel.

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

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on the shares, debentures or other obligations of the Company; or (ii) by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking for us is for a period of twenty years from May 3, 2005.

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on our ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not our ordinary shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the Unites States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the Unites States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — “People’s Republic of China Taxation”, you may be subject to PRC withholding taxes on dividends paid to you with respect to our ordinary shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income.

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

Passive Foreign Investment Companies

We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2011, we do not expect to be a passive foreign investment company (“PFIC”), for 2012, and we do not expect to become one in the future, although there can be no assurance in this regard because the analysis depends on factual determinations.

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

Certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

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

F. Dividends and Paying Agents

See “Item 3. Key Information — D. Risk Factors — Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.”, See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” See “Item 10. Additional Information — E. Taxation.”

Citibank N.A., as depositary of the ADSs, has agreed to pay to the holders of ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting $0.02 per ADSs.

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. A dividend of $17.9 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses under our short-term and long-term bank loans, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and short-term investments such as debt securities. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9% negative 0.7%, and 3.3% in 2008, 2009 and 2010, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other securities

Not applicable.

D. American Depositary Shares

Fees and Charges our ADS holders may have to pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 2¢ per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to U.S. 5¢ per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to U.S. 2¢ per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Fees and other payments made by the depositary to us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2011, we have not received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2009, 2010 and 2011.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Modifications of Rights

On April 11, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing ten (1) ordinary shares to one (1) ADS representing five (5) ordinary shares.

B. Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Focus Media Holding Limited

We have audited the internal control over financial reporting of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

April 27, 2012

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

	For the year ended December 31,
	2010	2011
	(in thousands, US dollar)
Audit Fees(1)	$1,400	$1,600
Audit-related Fees(2)	131	—
Tax Fees(3)	150	100
All Other Fees(4)	—	—

Total	$1,681	$1,700

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but not described in footnote (1) above. These services include consultations concerning financial accounting and reporting standards and review of capitalization of retained earnings, financial covenants in loan agreements, and our affiliates’ financial information.
(3)	Tax fees include fees billed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., primarily in connection with our transfer study activities.
(4)	All other fees comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.

Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent registered public accounting firm. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Repurchased	Average Price Paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,392,134	$15.36	2,393,134	$163,255,127
September 2010	9,523,810	$21.00	11,915,944	$63,255,117
December 2010	134,842	$22.25	12,050,786	$60,255,139
July 2011	1,956,310	$30.67	14,007,096	$150,255,111
August 2011	209,901	$28.56	14,216,997	$144,253,957
September 2011	484,107	$28.41	14,701,104	$134,969,511
October 2011	2,016,758	$19.70	16,717,862	$294,909,027
November 2011	3,206,859	$17.56	19,924,721	$238,612,748
December 2011	2,243,454	$19.88	22,168,175	$194,018,605
April 2012	979,745	$23.30	23,147,920	$171,191,184

(1)	We announced a share repurchase program approved by our board of directors on July 16, 2008. Under the terms of the approved program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. At the end of this program, we cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

On February 2, 2010, we announced that our board of directors has approved a share repurchase program. Under the terms of the approved program, we may repurchase up to US$200 million worth of our issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades. The authorized repurchase amount was The authorized repurchase amount was subsequently increased to US$300 million in August 2010, US$450 million in June 2011 and US$650 million in October 2011. The repurchases will be made on the open market at prevailing market prices, in block trades, other privately negotiated transactions or otherwise in accordance with applicable laws and regulations. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited financial statements and a report of the independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits

3.1*	Amended and Restated Memorandum and Articles of Association of Focus Media Holding Limited.

4.1*	Specimen Ordinary Share Certificate.

4.2**	Amended and Restated Shareholders Agreement of Focus Media Holding Limited, dated December 2, 2004, among Focus Media Holding Limited, its subsidiaries, its ordinary shareholders, its preferred shareholders and the investors named therein.

4.3†	Amended and Restated Deposit Agreement dated April 9, 2007 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-142820) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares).

5.1*	Form of opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered.

5.2*	Form of opinion of Global Law Office, counsel as to PRC law to the registrant, regarding the validity of the corporate structure under PRC law.

8.1*	Form of opinion of Conyers Dill & Pearman, special Cayman Islands tax counsel to the registrant, regarding tax matters.

10.4**	Equity Pledge Agreement, dated March 28, 2005, by and among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.5**	Call Option Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd

10.6**	Shareholders’ Voting Rights Proxy Agreement, dated March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd.

10.9**	Loan Agreement, dated June 10, 2003, among Focus Media Holding Limited, Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou.

10.10**	Loan Agreement, dated March 28, 2005, by and between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd.

10.11**	Loan Agreement, dated March 28, 2005, by and among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd.

10.12**	Form of Employment Agreement of Focus Media Technology (Shanghai) Co., Ltd.

10.13*	Manager Non-Competition Agreement entered into by Focus Media Holding Limited and Jason Nanchun Jiang on November 29, 2004. (Previously filed as Exhibit 10.10 to the Company’s registration statement on Form F-1 (File No.: 333- 146913), dated October 24, 2007.)

10.14*	Technology Transfer Agreement entered into by Jimmy Wei Yu and Focus Media Digital Information (Shanghai) Co., Ltd., dated November 1, 2004. (Previously filed as Exhibit 10.11 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.15*	Asset and Business Acquisition Agreement between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd. dated July 1, 2003. (Previously filed as Exhibit 10.93 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.16*	Everease Non-competition Agreement between Focus Media Holding Limited and Shanghai Everease Communications Company, dated as of November 2004. (Previously filed as Exhibit 10.12 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.17**	Sales Contract between Shanghai Everease Communication Company and Shanghai Focus Media Advertisement Co., Ltd., dated May 2003. (Previously filed as Exhibit 10.20 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

Exhibit Number	Description of Exhibits

10.18**	Project Cooperation Framework Agreement between Shanghai Everease Communication Company and Beijing Suodi Advertising Co., Ltd., dated February, April and June 2003. (Previously filed as Exhibit 10.21 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.19**	Transfer Agreement on Project Cooperation Framework Agreement between Shanghai Focus Media Advertisement Co., Ltd. and Beijing Suodi Advertising Co., Ltd., dated August 28, 2003. (Previously filed as Exhibit 10.22 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.20**	Business Agency Agreement between Shanghai On-Target Advertising Co., Ltd. and Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.23 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.21**	Agreement between Shanghai On-Target Advertising Co., Ltd., Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Union Enterprise Holding Co., Ltd. and Shenlong Lin, dated October 15, 2003. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005.)

10.22*	Acknowledgement Letter entered into as of March 28, 2005 by and among Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain then subsidiaries of Shanghai Focus Media Advertisement Co., Ltd. (Previously filed as Exhibit 10.13 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.48*	Share Purchase Agreement, dated October 15, 2005, as amended and supplemented, among Focus Media Holding Limited, Infoachieve Limited, Total Team Investments Limited and the other Infoachieve parties named therein. (Previously filed as Exhibit 10.98 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.49*	Share Purchase Agreement, dated as of January 7, 2006, among Focus Media Holding Limited, Target Media Holdings Limited and Its Shareholders. (Previously filed as Exhibit 10.97 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.50***	Asset Transfer Agreement, dated December 31, 2005, by and between Focus Media Digital Information Technology (Shanghai) Co., Ltd. and Shanghai New Focus Media Advertisement Co., Ltd.

10.51*	Share Purchase Agreement, dated March 7, 2006, by and among Focus Media Holding Limited and Dotad Media Holdings Co., Ltd. (Previously filed as Exhibit 10.24 to the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007.)

10.70¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.71¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.72¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Fuzhou Fukesi Advertising Co., Ltd.

10.79¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.80¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.81¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Jiefang Focus Media Advertisement Co., Ltd.

10.82¥	Acknowledgement Letter of Participation of Equity Pledge Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.83¥	Acknowledgement Letter of Participation of Call Option Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

10.84¥	Acknowledgement Letter of Participation of Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, of Shanghai Perfect Media Advertising Agency Co., Ltd.

Exhibit Number	Description of Exhibits

10.85[a]	Confirmation Letter, dated as of August 30, 2010, among Shanghai Focus Media Advertisement Co., Ltd., Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd.

10.98ß	Share Purchase Agreement, dated as of February 28, 2007, among Allyes Information Technology Company Limited, the selling shareholders named therein and Focus Media Holding Limited.

10.168[g]	Termination and Release Agreement, dated as of December 8, 2008, among Focus Media Holding Limited, CGEN Digital Media Company Limited, Chan Yi Sing (individually and as representative of all CGEN selling shareholders), Guanyong Tian and Mei Lijun.

10.181g†	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182[a]	2010 Employee Share Option Plan.

10.183[a]	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184[a]	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185[a]	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186[a]	Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

10.187d	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

10.188Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

10.189[d]	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

10.190V	Securities Purchase Agreement by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein, dated December 30, 2010.

10.191V	Shareholders Agreement by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li and VisionChina Media Inc., dated January 13, 2011.

10.192V	Registration Rights Agreement by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited and Front Lead Investments Limited, dated January 13, 2011.

12.1	Certificate of Chief Executive Officer.

12.2	Certificate of Chief Financial Officer.

13.1	Certification of Periodic Financial Report.

13.2	Certification of Periodic Financial Report.

21.1	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.
**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.
†	Previously filed with the Company’s negotiation statement on Form F-6 (File No. 333-142820), dated April 2, 2007.
***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.
¥	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.
a	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
ß	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.
g	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
d	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated September 7, 2010 and incorporated by reference herein.
V	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Focus Media Holding Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang Title: Chairman and Chief Executive Officer

Date: April 27, 2012

FOCUS MEDIA HOLDING LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Focus Media Holding Limited

We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

April 27, 2012

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2011
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Assets
Current assets:
Cash and cash equivalents	$454,475,593	$331,218,497
Restricted cash	—	99,673,063
Short-term investments	137,551,150	226,047,469
Accounts receivable, net of allowance for doubtful accounts of $21,088,503 and $31,068,977 in 2010 and 2011, respectively	157,328,743	249,206,254
Prepaid expenses and other current assets	31,780,845	34,085,560
Deferred tax assets	22,979,021	29,914,442
Deposits paid for acquisition of subsidiaries	1,162,668	—
Amounts due from related parties	469,374	1,824,436
Rental deposits	46,613,780	60,913,252

Total current assets	852,361,174	1,032,882,973

Restricted cash, non-current	—	99,673,063
Rental deposits, non-current	5,681,865	4,046,749
Equipment, net	68,886,796	79,042,120
Acquired intangible assets, net	24,162,043	35,025,435
Goodwill	425,334,632	459,112,676
Equity method investment	—	19,010,818
Cost method investment	—	1,523,592
Other long-term assets	7,733,029	11,119,725

Total assets	$1,384,159,539	$1,741,437,151

Liabilities and equity
Current liabilities:
Short -term bank loan	$—	$100,000,000
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of $4,340,424 and $4,321,376 as of December 31, 2010 and 2011, respectively)	16,589,293	19,448,258
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $10,635,394 and $16,878,170 as of December 31, 2010 and 2011, respectively)	121,763,522	173,753,526
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of $2,914,969 and $3,051,811 as of December 31, 2010 and 2011, respectively)	8,890,191	35,462,590
Amounts due to related parties	1,848,189	2,195,904
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of $1,820,531 and $1,753,744 as of December 31, 2010 and 2011, respectively)	23,627,893	33,550,044

Total current liabilities	172,719,088	364,410,322
Long -term debt	—	71,000,000
Acquisition purchase price payable	—	13,106,060
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of $710,252 and $791,750 as of December 31, 2010 and 2011, respectively)	9,997,511	20,099,000

Total liabilities	$182,716,599	$468,615,382

Commitments and contingencies (Note 20)

Equity
Ordinary shares ($0.00005 par value; 19,800,000,000 and 19,800,000,000 shares authorized in 2010 and 2011; 677,934,625 and 646,452,740 issued and outstanding in 2010 and 2011, respectively)	$33,920	$32,346
Additional paid-in capital	1,685,148,851	1,533,617,339
Subscription receivable	(90,984)	—
Accumulated deficit	(562,952,914)	(400,275,876)
Accumulated other comprehensive income	78,339,729	119,795,537

Total Focus Media Holdings Limited shareholders’ equity	$1,200,478,602	$1,253,169,346
Noncontrolling interests	964,338	19,652,423

Total equity	$1,201,442,940	$1,272,821,769

Total liabilities and equity	$1,384,159,539	$1,741,437,151

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2009	2010	2011
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Net revenues	$397,164,522	$516,314,697	$792,620,177

Cost of revenues	241,073,203	221,690,034	289,644,266

Gross profit	156,091,319	294,624,663	502,975,911

Operating expenses:
General and administrative	88,833,305	79,759,757	127,012,894
Selling and marketing	79,786,861	103,722,237	147,716,437
Impairment loss	63,646,227	5,736,134	—
Other operating expenses (income), net	13,111,043	(14,143,945)	(16,137,695)

Total operating expenses	245,377,436	175,074,183	258,591,636

Income (loss) from operations	(89,286,117)	119,550,480	244,384,275
Interest income	4,945,946	7,259,508	15,538,943
Interest expense	—	—	716,956
Investment loss	—	1,287,881	—

Income (loss) from continuing operations before income taxes	(84,340,171)	125,522,107	259,206,262
Income taxes	13,780,065	22,335,579	54,761,394
Loss from equity method investment	—	—	43,632,613

Net income (loss) from continuing operations	(98,120,236)	103,186,528	160,812,255
Net income (loss) from discontinued operations, net of tax	(111,612,420)	83,077,575	—

Net income (loss)	(209,732,656)	186,264,103	160,812,255
Less: Net income (loss) attributable to noncontrolling interests	3,524,388	1,990,626	(1,864,783)

Net income (loss) attributable to Focus Media Holding Limited Shareholders	$(213,257,044)	$184,273,477	$162,677,038

Income (loss) per share from continuing operations — basic	$(0.15)	$0.15	$0.24

Income (loss) per share from continuing operations — diluted	$(0.15)	$0.14	$0.23

Income (loss) per share from discontinued operations — basic	$(0.17)	$0.12	$—

Income (loss) per share from discontinued operations — diluted	$(0.17)	$0.11	$—

Income (loss) per share — basic	$(0.33)	$0.26	$0.24

Income (loss) per share — diluted	$(0.33)	$0.25	$0.23

Shares used in calculating basic income (loss) per share	651,654,345	707,846,570	671,401,000

Shares used in calculating diluted income (loss) per share	651,654,345	731,658,265	693,971,258

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. Dollars, except share and per share data, unless otherwise stated)

	Ordinary shares	Ordinary shares Amount	Additional paid-in capital	Subscription receivables	Retained earning (accumulated deficit)	Accumulated other comprehensive income	Noncontrolling interests	Total equity	Comprehensive income (loss)
Balance at January 1, 2009	646,081,710	$32,327	$1,659,833,079	$—	$(533,969,347)	$71,887,984	$2,105,790	$1,199,889,833
Issuance of ordinary shares pursuant to share option plans	4,196,295	210	5,155,541	(3,081,726)	—	—	—	2,074,025	—
Share issuance	75,000,000	3,750	142,421,250	—	—	—	—	142,425,000	—
Share-based compensation expense	—	—	66,503,134	—	—	—	—	66,503,134	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	1,391,800	—	—	—	839,704	2,231,504	—
Disposal of subsidiaries	—	—	—	—	—	(782,940)	(4,647,028)	(5,429,968)	—
Cumulative translation adjustments	—	—	—	—	—	(7,014,353)	5,465	(7,008,888)	(7,008,888)
Net loss	—	—	—	—	(213,257,044)	—	3,524,388	(209,732,656)	(209,732,656)

Balance at December 31, 2009	725,278,005	$36,287	$1,875,304,804	$(3,081,726)	$(747,226,391)	$64,090,691	$1,828,319	$1,190,951,984	$(216,741,544)

Comprehensive loss attributable to Focus Media Holding Limited Shareholders									$(220,271,397)

Comprehensive income attributable to Noncontrolling interests									$3,529,853

Issuance of ordinary shares pursuant to share option plans	12,910,550	646	596,821	2,990,742	—	—	—	3,588,209	—
Share repurchase	(60,253,930)	(3,013)	(240,161,971)	—	—	—	—	(240,164,984)	—
Share-based compensation expense	—	—	45,591,618	—	—	—	—	45,591,618	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	3,817,579	—	—	(2,901,251)	13,273,615	14,189,943	—
Disposal of subsidiaries	—	—	—	—	—	(4,729,725)	(16,272,312)	(21,002,037)	—
Cumulative translation adjustments	—	—	—	—	—	21,880,014	144,090	22,024,104	22,024,104
Net income	—	—	—	—	184,273,477	—	1,990,626	186,264,103	186,264,103

Balance at December 31, 2010	677,934,625	$33,920	$1,685,148,851	$(90,984)	$(562,952,914)	$78,339,729	$964,338	$1,201,442,940	$208,288,207

Comprehensive income attributable to Focus Media Holding Limited Shareholders									$206,153,491

Comprehensive income attributable to Noncontrolling interests									$2,134,716

Issuance of ordinary shares pursuant to share option plans	19,100,060	955	2,971,393	90,984	—	—	—	3,063,332	—
Share repurchase	(50,581,945)	(2,529)	(216,338,600)	—	—	—	—	(216,341,129)	—
Share-based compensation expense	—	—	61,801,912	—	—	—	—	61,801,912	—
Noncontrolling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	20,553,531	20,553,531	—
Changes in equity ownership on partial disposal of subsidiaries	—	—	33,783	—	—	—	(298,110)	(264,327)	—
Cumulative translation adjustments	—	—	—	—	—	39,815,355	373,535	40,188,890	40,188,890
Disposal of subsidiaries	—	—	—	—	—	—	(76,088)	(76,088)	—
Share of post-acquisition movements in equity investee’s other comprehensive income	—	—	—	—	—	1,640,453	—	1,640,453	1,640,453
Net income	—	—	—	—	162,677,038	—	(1,864,783)	160,812,255	160,812,255

Balance at December 31, 2011	646,452,740	$32,346	$1,533,617,339	$—	$(400,275,876)	$119,795,537	$19,652,423	$1,272,821,769	$202,641,598

Comprehensive income attributable to Focus Media Holding Limited Shareholders									$204,132,846

Comprehensive loss attributable to Noncontrolling interests									$(1,491,248)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2009	2010	2011
	(In U.S. dollars)
Operating activities:
Net income (loss)	$(209,732,656)	$186,264,103	$160,812,255
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expenses	29,076,504	454,624	16,013,208
Share-based compensation	66,503,134	45,591,618	61,801,912
Depreciation and amortization	62,728,660	45,876,222	44,784,923
Loss from equity method investment	—	—	43,632,613
(Gain)/loss on disposal of equity interest of subsidiaries	66,180,083	(76,167,018)	—
Loss on disposal of equipment	1,346,489	318,815	1,910,363
Impairment loss for goodwill	87,608,201	5,736,134	—
Impairment loss for acquired intangible assets	25,437,087	—	—
Impairment loss for equipment	40,318,817	—	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	929,044	(38,969,202)	(97,987,412)
Prepaid expenses and other current assets	(3,592,599)	3,179,398	(13,713,455)
Amounts due from related parties	6,405,746	2,407,864	(1,691,586)
Rental deposits	1,327,564	(27,688,926)	(9,808,859)
Accounts payable	23,202,611	11,318,600	(3,399,172)
Accrued expenses and other current liabilities	(23,325,332)	47,409,016	42,712,434
Amounts due to related parties	(13,356,596)	(513,469)	225,614
Income tax payable	(1,199,784)	(19,090,163)	26,348,666
Deferred taxes	866,257	(905,898)	8,516,251

Net cash provided by operating activities	$160,723,230	$185,221,718	$280,157,755

Investing activities:
Purchase of equipment	$(10,654,598)	$(18,692,608)	$(38,918,317)
Cash of disposed subsidiary	(27,315,949)	(40,805,068)	—
Proceeds from sale of a subsidiary	—	116,872,231	7,296,097
Purchase of subsidiaries and earn-out payment paid to acquire subsidiaries, net of cash acquired	(92,411,545)	(40,186,684)	(13,228,135)
Investment in an equity method investee	—	—	(61,003,263)
Deposit refunded to acquire subsidiaries	329,516	—	—
Proceeds from disposal of fixed assets	196,115	471,128	671,950
Increase in restricted cash	—	—	(199,346,126)
Cash paid for short-term investments	(29,257,303)	(137,551,150)	(1,124,033,872)
Sale of short-term investments	865,589	29,290,296	1,044,680,415

Net cash used in investing activities	$(158,248,175)	$(90,601,855)	$(383,881,251)

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2009		2010	2011
	(In U.S. dollars)
Financing activities:
Proceeds from short-term bank loans		$—	$—	$175,000,000
Repayment of short-term bank loans		—	—	(75,000,000)
Proceeds from long-term bank loans		—	—	71,000,000
Repayment of capital to noncontrolling interests		—	—	(396,720)
Proceeds from partial disposal of subsidiaries		—	10,980,282	—
Proceeds from issuance of ordinary shares		142,425,000	—	—
Proceeds from issuance of ordinary shares pursuant to share option plans		2,074,025	3,588,209	3,063,332
Share repurchase		—	(237,168,910)	(213,374,682)

Net cash provided by (used) in financing activities		$144,499,025)	$(222,600,419)	$(39,708,070)

Effect of exchange rate changes		(1,730,212)	14,296,777	20,174,470

Net increase (decrease) in cash and cash equivalents		$145,243,868	$(113,683,779)	$(123,257,096)
Cash and cash equivalents, beginning of year		142,434,073	568,159,372	454,475,593
Add/(less): cash and cash equivalents in assets held-for-sale		280,481,431	—	—

Cash and cash equivalents, end of year		$568,159,372	$454,475,593	$331,218,497

Supplemental disclosure of cash flow information
Income taxes paid		$12,965,179	$32,031,106	$27,582,188

Interest paid		$—	$—	$665,635

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Investment in a cost method investee		$—	$—	$1,523,592
Acquisition of subsidiaries:
Acquisition payable		$20,326,014	$4,920,493	$4,068,490
Liabilities recorded as a result of contingent consideration	$		$—	$15,515,662
Non-cash financing activities:
Payable for share repurchase		$—	$2,996,074	$5,962,521
Proceeds from partial disposal of subsidiaries offset against other payables		$—	$3,209,661	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

1. Organization and Principal Activities

Focus Media Holding Limited (“Focus Media Holding” or the “Company”) and all of its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group is mainly engaged in selling out-of-home advertising time slots on its network of flat-panel digital advertising (“LCD”) displays located in high traffic areas and in-store network. The Group is also engaged in providing advertising services on poster frames, on screens in movie theatres and on traditional outdoor billboards.

In January 2010, certain employees and management of Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates (collectively, “Allyes”) and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy-out an aggregate 38% interest in Allyes from the Company for a cash consideration of $13.3 million, which was determined based on the estimated fair value of $35 million as of January 1, 2010 and was derived from an income approach methodology. On July 30, 2010, the Company further sold its remaining 62% ownership to Silver Lake, a third party investor, at a cash consideration of $124 million. Therefore, the results of Allyes and its consolidated subsidiaries and affiliates have been classified as discontinued operations for all the periods presented.

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

(c) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted cash is deposited in bank accounts as security for bank borrowings. These deposits carry fixed interest rates and are released when the related bank borrowings are settled by the Group.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

(d) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives of long-lived assets, assumptions utilized in accrual of promotion and marketing expenses, the impairment of long-lived assets, equity method investment and goodwill, the recognition and measurement of current and deferred income tax assets, valuation of financial instruments, and the valuation and recognition of share-based compensation. The actual results experienced by the Group may differ from management’s estimates.

(e) Short-term investments

The Group enters into asset management agreements to invest in debt securities with commercial banks from time to time. Certain asset management agreements have a definite investment period. When the Group has both the positive intent and ability to hold these debt investments to maturity, it classifies them as held-to-maturity and records them at amortized cost. All held-to-maturity investments have remaining maturities of less than one year.

Certain asset management agreements may not have a definite investment period. The Group classifies these investments in debt and equity securities as available-for-sale securities, which are stated at fair market value with unrealized gains and losses recorded in accumulated other comprehensive income. All available-for-sale debt investments have remaining maturities of less than one year. The Group routinely reviews available-for-sale and held-to-maturity investments for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the investments are written down to fair value.

As of December 31, 2010 and 2011, all the investments of the Group were classified as held-to-maturity and recorded at amortized costs.

(f) Long-term investments

Investments in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statement of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company, which to date the Company has not. As of December 31, 2011, on the basis of the duration and severity of the decline in the market price of the equity affiliates shares, the Group concluded that there has been a loss in value of the investment that is other-than-temporary and recorded an impairment loss of $38,265,294.

Other investments

Investments in private companies with an ownership interests less than 20% in which the Group does not have significant influence, are accounted for by the cost method of accounting and are recorded at the lower of cost or fair market value.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

(j) Impairment of Goodwill

The Group tests goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Two-step impairment test is performed. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

(k) Revenue Recognition

The Group’s revenues are primarily derived from advertising services.

Revenues from advertising services are recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.

The Group generates advertising service revenues from the sale of advertising time slots in its various networks, including the LCD display network, the in-store network, the poster frame network, movie theatre network, which represents big screen space leased from movie theatres and on traditional billboard network. The Group determines the services are delivered when the advertisements are broadcasted according to the contracts, which set forth the type of device, the number of devices, location and number of buildings, broadcasting period, length of the advertisement and frequency of the advertisement to be broadcasted. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates and sales taxes, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met. Sales taxes incurred during the years ended December 31, 2009, 2010 and 2011 were $34,867,970, $49,881,754 and $68,126,870, respectively.

Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

(l) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(m) Advertising Costs

The Group expenses advertising costs as incurred. Total advertising expenses were $559,612, $718,877 and $753,650 for the years ended December 31, 2009, 2010, and 2011, respectively, and have been included in general and administrative expenses.

(n) Foreign Currency Translation

The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the transactions date. Transaction gains and losses are recognized in other operating income (expenses), net. The financial records of the Group’s subsidiaries and its VIEs are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of equity and comprehensive income (loss).

(o) Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities determined based on recognition and measurement requirements for tax position and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amount of the assets or liabilities are recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability.

The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such position, the amount of benefit the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position.

(p) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments and unrealized gains (losses) on investments classified as available-for-sale. Comprehensive income is reported in the consolidated statements of changes in equity and comprehensive income (loss).

(q) Purchase Price Allocation

Business acquisitions are accounted for using the purchase method of accounting. The Group allocates the total purchase price of an acquisition to the fair values of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition, with the excess purchase price recorded as goodwill. As part of this allocation process, the intangible assets acquired are identified, the values are attributed and the useful lives are estimated. The preliminary purchase price allocation is adjusted, as necessary, after the acquisition closing date through the end of the measurement period of one year or less as when the valuations for the assets acquired and liabilities assumed is finalized.

Purchase price allocations are determined based on a number of factors, including a valuation support provided by third party appraisal firms in some cases. The valuation analysis normally utilizes and considers appropriate valuation methodologies such as the income, market, cost and actual transaction of the Group’s shares approach. Certain assumptions, which include projected cash flows and replacement costs in the valuation analysis are incorporated in the valuation.

In the valuation of intangible assets, including operating lease agreements, customer bases, and contract backlogs, and indication of value is developed through the application of a form of income approach, known as multi-period excess earnings method. The first step to apply the multi-period excess earnings method is to estimate the future debt-free net income attributable to the intangible assets. The resulting debt-free net income is then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. These assets include fixed assets, working capital and other intangible assets.

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

(r) Fair Value of Financial Instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2010 and 2011. The carrying values of financial instruments, which consist of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, deposits paid for acquisition of subsidiaries, amount due from and due to related parties, bank loans and accounts payable. Except for long-term bank loan and acquisition purchase price payable, the fair value of financial instruments approximates their carrying value as of December 31, 2010 and 2011 due to their short-term nature. The fair value of long term bank loan and acquisition purchase price payable also approximates its fair value as the interest rate on the debt is close to prevailing market rate as of December 31, 2011 and the assumptions used in assessing the fair value of the acquisition purchase price payable remain unchanged. The Group does not use derivative instruments to manage risks.

(s) Share-based Compensation

The Company’s share-based compensation with employees, such as restricted shares and share options, is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

The Group’s total share-based compensation expense for the years ended December 31, 2009, 2010 and 2011 was $66,503,134, $45,591,618 and $61,801,912, respectively.

The following table summarizes the share-based compensation recognized in the consolidated statements of operations:

	For the years ended December 31,
	2009	2010	2011
Cost of sales	$1,504,092	$976,822	$879,413
General and administrative	26,037,349	40,272,194	57,119,416
Selling and marketing	12,221,732	4,342,602	3,803,083
Net income (loss) from discontinued operations	26,739,961	—	—

Total	$66,503,134	$45,591,618	$61,801,912

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

(u) Non-controlling Interest

As of December 31, 2010 and 2011, the majority of the Group’s noncontrolling interest is attributable to the LCD display segment.

The following schedule shows the effects of changes in Focus Media’s ownership interest in its subsidiaries on equity attributable to Focus Media:

	For the years ended December 31,
	2009	2010	2011
Net income (loss) attributable to Focus Media	$(213,257,044)	$184,273,477	$162,677,038

Transfers (to) from the non-controlling interest:
Increase in Focus Media’s additional paid-in capital due to partial disposal of subsidiaries	1,391,800	3,817,579	33,783

Net transfers (to) from non-controlling interest	1,391,800	3,817,579	33,783

Change from net income attributable to Focus Media and transfers (to) from noncontrolling interest	$(211,865,244)	$188,091,056	$162,710,821

(v) Government grants

Unrestricted government subsidies from local governmental agencies, which allow the Group full discretion in utilizing the funds, were $14,024,545, $15,797,209 and $19,937,901 for the years ended December 31, 2009, 2010 and 2011, respectively, of which, $11,122,063, $14,706,120 and $19,937,901 was recorded as other operating income in the consolidated statements of operations and $2,902,482, $1,091,089 and nil was related to discontinued operations.

(w) Related parties

Affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(x) Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Group does not expect that ASU 2011-04 will have a significant impact on its consolidated results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in ASI 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU’s do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Group will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Group’s consolidated results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect that ASU 2011-08 will have a significant impact on its consolidated results of operations or financial position.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

3. Variable Interest Entities

The Group conducts substantially all of its operations through Focus Media Technology (Shanghai) Co., Ltd. and its subsidiaries (hereinafter collectively referred as “the PRC operating subsidiaries”). Due to PRC government restrictions that apply to foreign investment in China’s advertising industry, prior to the PRC operating subsidiaries obtaining the required licenses, the Group’s advertising business was historically conducted through contractual arrangements among the PRC operating subsidiaries and the VIEs, and their respective shareholders. Each of the contractual arrangements with the VIEs and their respective shareholders may only be amended with the approval of the Company’s audit committee or another independent body of the board of directors of the Company, and may be terminated by an agreement of all parties thereto. Revenues attributable to VIEs accounted for 3.2%, 4.2%, and 1.5% of the Company’s consolidated net revenues for the year ended December 31, 2009, 2010 and 2011, respectively.

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

Loan Agreements

Loans were provided to the equity owners of the VIEs solely for the purpose of establishing or increasing the registered capital of the VIEs. The loans were granted without interest. The loans have 10-year or 15-year duration and cannot be repaid before maturity without written approval from the lenders.

Risks in Relation to the VIE Structure

The Company has concluded that these contractual arrangements are legally enforceable and provide the Company with effective control of the VIEs. However, the aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from the Group’s offshore parent company to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. Because the VIEs are domestic PRC enterprises owned by nominee shareholders, the Group’s not likely to finance their activities by means of direct capital contributions as well.

These contractual agreements provide the Company effective control over the VIEs.

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

Summary financial information of the VIEs included in the accompanying consolidated financial statements is as follows:

	As at December 31,
	2010	2011
Cash and cash equivalents	$10,835,318	$31,489,211
Accounts receivable, net of allowance for doubtful accounts of $1,044,492 and $1,189,024 in 2010 and 2011, respectively	9,127,339	4,465,802
Rental deposits	10,412,099	7,890,513
Other current assets	2,363,218	1,607,836

Total current assets	$32,737,974	$45,453,362
Rental deposits	1,466,145	2,799,863
Equipment, net	2,158,832	5,874,342
Acquired intangible assets, net	3,523,586	2,366,486
Goodwill	397,840,137	404,623,715
Other long-term assets	1,079,410	630,394

Total long-term assets	$406,068,110	$416,294,800
Total assets	$438,806,084	$461,748,162

Accounts payable	4,340,424	4,321,376
Accrued expenses and other current liabilities	10,635,394	16,878,170
Income taxes payable	2,914,969	3,051,811
Deferred tax liabilities	1,820,531	1,753,744

Total current liabilities	19,711,318	26,005,101
Total long-term liabilities	$710,252	$791,750

Total liabilities	$20,421,570	$26,796,851

	For the year ended December 31,
	2009	2010	2011
Net revenues	$12,837,242	$21,491,910	$11,550,022
Gross loss	(11,114,534)	(19,019,078)	(22,512,385)
Net loss	$(30,533,871)	$(35,930,035)	$(41,077,487)

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

2010 acquisitions:

The Group acquired five entities in the poster-frame advertising business for fixed cash consideration of $5,347,562 in aggregate in 2010. There was no contingent consideration related to these acquisitions. The Group recognized acquired intangible assets of $1,192,206 and recognized goodwill of $3,958,444, which was assigned to the poster frame reporting unit.

2011 acquisitions:

The Group acquired four entities in the traditional outdoor billboards advertising business for total estimated consideration of $19,881,929, of which $4,366,267 was paid in 2011 and the remaining acquisition purchase price payable of $15,515,662 is unpaid, of which $2,409,602 was current and $13,106,060 was non-current. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

	Value	Amortization period
Net assets acquired	$466,809
Intangible assets
Lease agreement	17,484,332	7-9 years
Customer base	6,170,136	5-10 years
Trademark	855,131	N/A
Non-compete agreement	253,628	3 years
Goodwill	19,731,162
Less: Noncontrolling interest	(19,102,245)
Deferred tax liabilities associated with acquired intangible assets	(5,977,024)

Total	$19,881,929

In addition, the Group acquired four entities in the LCD business and three entities in the poster-frame advertising business for cash consideration of $1,893,888 and $2,412,618 in aggregate, respectively, in 2011. There are no contingent consideration provisions related to these acquisitions. The Group recognized acquired intangible assets of $241,742 and $527,342 respectively, and recognized goodwill of $6,044,821 and $2,175,992, respectively.

Pro forma results have not been shown for the years ended December 31, 2009, 2010 and 2011 as the acquisitions occurring during those periods, both individually and in the aggregate are not material to the consolidated statements of operations for the relevant periods.

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

2010 Disposition

In January 2010, certain employees and management of Allyes and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy an aggregate 38% interest in Allyes from the Company for cash consideration of $13.3 million. On July 30, 2010, the Company sold its remaining 62% interest to a third party investor for cash consideration of $124 million. Following the disposition of Allyes, the Group is no longer engaged in the internet advertising business and, therefore, the results of the internet advertising segment have been included in discontinued operations in the consolidated statements of operations for all periods presented. The results of discontinued operations include net revenues and profit before tax of $80,599,956 and $5,150,739, respectively, related to Allyes and its subsidiaries and affiliates. The Group recorded a gain on disposal of $78,999,821 (net of $2,763,041 transaction cost), which has been included as a component of discontinued operations. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2010 and 2011.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

2011 Disposition

The Group did not dispose of any significant subsidiaries in 2011.

6. Fair Value Measurement

The Group did not have any assets or liabilities measured at fair value on a recurring basis subsequent to initial recognition as of December 31, 2010 or 2011. The Group’s assets measured at fair value on a non-recurring basis included acquired intangible assets and goodwill in impairment test for the year ended December 31, 2010 and equity method investment impairment test for the year ended December 31, 2011.

The fair value measurements for acquired intangible assets and goodwill are classified as Level 3 measurements. Determining the appropriate fair value model and calculating the fair value of these instruments requires the input of significant estimates and assumptions, some of which are unobservable. The estimates and assumptions include business assumptions, terminal value, discount rate, and tax amortization benefit. The fair value measurement for equity method investment, which investment is in the form of marketable securities, is classified as Level 1 measurement.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

7. Accounts Receivable, Net

Accounts receivable, net of allowance for doubtful accounts of $21,088,503 and $31,068,977 for the years ended December 31, 2010 and 2011, respectively, consists of following:

	December 31,
	2010	2011
Billed receivable	$83,892,036	$156,633,471
Unbilled receivable	73,436,707	92,572,783

Total	$157,328,743	$249,206,254

Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

An analysis of allowance for doubtful accounts for the years ended December 31, 2010 and 2011 is as follows:

	2010	2011
Balance at beginning of year	$33,596,096	$21,088,503
Bad debt expenses	454,624	16,013,208
Recoveries and (write-offs), net	(10,393,667)	(7,254,193)
Disposition of subsidiaries	(3,312,436)	—
Effect of exchange rate changes	743,886	1,221,459

Balance at end of year	$21,088,503	$31,068,977

8. Equipment, Net

Equipment, net consists of the following:

	December 31,
	2010	2011
Media display equipment	$191,447,959	$232,824,888
Computers and office equipment	10,315,385	13,163,322
Leasehold improvements	2,025,582	2,745,253
Vehicles	1,245,472	2,437,679

Total	205,034,398	251,171,142
Less: accumulated depreciation and amortization	(136,147,602)	(172,129,022)

Total	$68,886,796	$79,042,120

The majority of the Group’s display equipment is installed on the premises of its lessors from whom space is rented, such as residential complexes and commercial locations.

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was $35,004,686, $28,270,063 and $28,787,221, respectively, of which $724,515, $355,004 and nil was related to discontinued operations.

In 2009, the Group determined that it would cease expansion of its digital poster frame network and, in response to a regulation promulgated by Shanghai Municipality Government in early 2009, the operation of its boat-based advertising platform on the Huangpu River. The Group recorded an aggregated impairment loss of $40,318,817 of related equipment for the year ended December 31, 2009.

The Group did not incur any impairment loss on equipment for the years ended December 31, 2010 and 2011.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

9. Acquired Intangible Assets, Net

As of December 31, 2010 and 2011, acquired intangible assets, net were comprised of the following:

	December 31,
	2010	2011
Cost:
Operation & broadcasting rights	$11,460,583	$12,045,898
Lease agreements	54,460,034	75,849,900
Customer base	24,013,585	31,524,825
Trademark	1,145,303	2,076,687
Others	4,559,702	5,051,269

Total	95,639,207	126,548,579

Accumulated amortization:
Operation & broadcasting rights	(6,166,809)	(9,518,838)
Lease agreements	(43,298,789)	(54,117,372)
Customer base	(16,338,269)	(21,858,528)
Trademark	(1,145,303)	(1,203,796)
Others	(4,527,994)	(4,824,610)

Total	(71,477,164)	(91,523,144)

Intangible assets, net	$24,162,043	$35,025,435

The Group recorded amortization expense as follows:

	For the years ended December 31,
	2009	2010	2011
Cost of revenues	$14,282,389	$12,734,069	$11,359,056
Selling and marketing	4,664,850	4,106,231	4,638,646
Gain or (loss) from discontinued operations	8,331,505	765,859	—

Total	$27,278,744	$17,606,159	$15,997,702

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

Total impairment loss recorded for the year ended December 31, 2009 amounted to $25,437,087, of which $21,459,807 was related to discontinued operations. The Group did not incur impairment loss on acquired intangible assets for the years ended December 31, 2010 and 2011.

The Group expects to record amortization expense of $10,902,778, $5,481,036, $3,985,039, $3,896,574, and $3,082,812 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

10. Goodwill

The Group’s goodwill primarily arises from the initial consideration paid and, for those acquisitions made prior to January 1, 2009, subsequent settlement of contingent consideration of the acquisitions. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2011 are as follows:

	LCD display network	Poster frame network	Internet advertising	Traditional outdoor billboards	Total
Balance as of January 1, 2010	$406,096,193	$—	$4,272,498	$—	$410,368,691
Goodwill acquired during the year	—	3,958,444	—	—	3,958,444
Goodwill recorded as a result of contingent consideration resolved	5,038,676	15,551,019	—	—	20,589,695
Goodwill impairment	—	(5,736,134)	—	—	(5,736,134)
Disposal of subsidiaries	—	—	(4,272,498)	—	(4,272,498)
Translation adjustments	399,355	27,079	—	—	426,434

Balance as of December 31, 2010	411,534,224	13,800,408	—	—	425,334,632
Goodwill acquired during the year	6,044,821	2,175,992	—	19,731,162	27,951,975
Goodwill recorded as a result of contingent consideration resolved	1,270,599	3,211,257	—	—	4,481,856
Translation adjustments	699,894	258,614		385,705	1,344,213

Balance as of December 31, 2011	$419,549,538	$19,446,271	$—	$20,116,867	$459,112,676

The gross amount and accumulated impairment losses by segment as of December 31, 2010 and 2011 are as follows:

	LCD display network	Poster frame network	Traditional outdoor billboards	Total
Goodwill, gross	$411,596,247	422,196,951	$24,836,040	$858,629,238
Accumulated impairment losses	(62,023)	(408,396,543)	(24,836,040)	(433,294,606)

Balance as of December 31, 2010	$411,534,224	$13,800,408	$—	$425,334,632

	LCD display network	Poster frame network	Traditional outdoor billboards	Total
Goodwill, gross	$419,611,561	427,842,814	$44,952,907	$892,407,282
Accumulated impairment losses	(62,023)	(408,396,543)	(24,836,040)	(433,294,606)

Balance as of December 31, 2011	$419,549,538	$19,446,271	$20,116,867	$459,112,676

Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired. As a result of impairment tests, the Group recorded a goodwill impairment loss of $5,736,134 and nil for the years ended December 31, 2010 and 2011, respectively.

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

Goodwill impairment in 2011

The Group’s annual impairment test was performed for three reporting units using the income approach valuation method as of December 31, 2011, which indicated that the fair value of all the three reporting units significantly exceeded their carrying amounts. Therefore, no goodwill impairment was recognized.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

11. Equity Method Investment

On January 13, 2011, the Company purchased 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“Vision China”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, at a price of US$3.979 per share, equivalent to US$3.979 per ADS, for total cash consideration of $61,003,263. As of December 31, 2011, all the consideration has been paid.

The Company is the second largest shareholder of Vision China and also holds a directorship in Vision China’s board during the year ended December 31, 2011. Therefore, the investment is accounted for using the equity method of accounting.

As of December 31, 2011, the carrying amount of the investment in Vision China consisted of:

December 31, 2011
Underlying equity in net assets	$16,559,187
Acquired intangible assets, net	38,614,111
Goodwill	2,102,814

57,276,112
Impairment loss	(38,265,294)

Total carrying amount	$19,010,818

Quoted market price	$1.24
Aggregate market value	$19,010,818

Impairment analysis was performed for the carrying amount of the investment in Vision China for the year ended December 31, 2011 and the difference between the carrying amount and the market value was considered an other-than-temporary loss, and the impairment was recorded.

12. Cost Method Investment

On December 7, 2010, the Company entered into a subscription agreement to subscribe 4,716 Class B ordinary shares, or 1.61% of the then outstanding ordinary shares of a private company, which is engaged in the up-market travel consolidator businesses including but not limited to online airline and hotel ticketing business and other related services, for a consideration of approximately $1.5 million. In January 2011, it was further agreed that the consideration would be settled through the provision of advertising services by one of the PRC operating subsidiaries of the Group to this investee. As of December 31, 2011, the advertising services have been provided and investment is accounted for using the cost method.

The Group did not incur any impairment loss on cost method investment for the year ended December 31, 2011.

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2011
Accrued promotion and marketing expenses and agency rebate payable	$45,623,926	$66,325,090
Other accrued expenses	4,152,385	5,027,684
Other taxes payable	25,587,764	33,859,333
Advance from customers	26,292,405	31,442,821
Accrued employee payroll and welfare	5,492,293	9,359,197
Payables related to acquisitions	4,920,493	6,478,092
Withholding individual PRC income tax	1,155,464	1,155,464
Accrual for litigations (see Note 20)	—	2,000,000
Payables related to share repurchase	2,996,074	5,962,521
Amount due to noncontrolling interest shareholders	—	5,475,408
Others	5,542,718	6,667,916

Total	$121,763,522	$173,753,526

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

14. Bank Loans

	Notes	December 31, 2011
Short -term revolving loan	a)	$100,000,000
Long -term revolving loan	b)	71,000,000

Total		$171,000,000

Additional available long -term loan facilities	b)	$29,000,000

a)	The short-term revolving loan is denominated in U.S. Dollars, was obtained from a large commercial institution outside of the PRC (“Bank A”), and is secured by a stand-by letter of credit issued by PRC based financial institution (“Bank B”). The stand-by letter of credit is secured by short-term deposits of RMB628,030,000 (equivalent to $99,673,063), which is recorded as restricted cash on the Group’s balance sheet. The Group paid RMB 4,095,000 (equivalent to $649,907) to Bank B to issue the stand-by letter of credit to Bank A. The short-term revolving loan bears interest, which is payable monthly, at the rate of two-week LIBOR plus 2.1% per annum. The weighted average interest rate of this loan for the year ended December 31, 2011 was approximately 2.4%. The short-term loan is payable in November 2012.
b)	The long -term revolving loan is denominated in U.S. Dollars, was obtained from Bank A, and is secured by a stand-by letter of credit issued by Bank B. The stand-by letter of credit is secured by restricted long-term deposits of RMB 628,030,000 (equivalent to $99,673,063) deposited in Bank B, The deposit is recorded as restricted cash on the Group’s balance sheet. The Group paid RMB 3,965,000 (equivalent to $629,275) to Bank B to issue the stand-by letter of credit required by Bank A, The costs incurred in connection with the stand-by letter of credit are being amortized to interest expense over the term of the loan. The loan bears interest, which is payable monthly, at the rate of two-week LIBOR plus 2.1%, 2.4% and 2.7% per annum for each of the twelve months ending December 8, 2012, 2013 and 2014, respectively. The weighted average interest rate of this loan for the year ended December 31, 2011 was about 2.4%. The principal of the loan is payable in two installments of $17,750,000 and $53,250,000, which are due in December 2013 and December 2014, respectively.

Neither the short-term or long-term bank loan contains financial covenants.

15. Other operating (income) expenses, net

Other operating (income) expenses, net consists the following:

	For the years ended December 31,
	2009	2010	2011
Loss on disposal of subsidiaries	$7,411,454	$1,544,922	$—
Government subsidy income	(11,122,063)	(14,706,120)	(19,937,901)
Loss on disposal of equipment	—	248,785	1,910,363
Impairment of other long lived assets	14,714,157	—	—
Penalty for termination of contract	1,872,155	—	—
Other income	(5,199,764)	(1,771,691)	(2,194,020)
Other expenses	5,435,104	540,159	4,083,863

Total	$13,111,043	$(14,143,945)	$(16,137,695)

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

16. Share-based Compensation

Share-based Compensation Plans for the Group

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

On September 22, 2009, as a result of performance evaluations, 1,776,300 previously granted options under 2007 Plan were cancelled and previously unrecognized compensation cost of $2,587,993 was recognized on the cancellation date. In addition, 7,550,849 previously granted options under 2007 Plan, associated with 300 employees, were cancelled and replaced by an equivalent number of unvested restricted shares (“2009 Replacement”). This was accounted for as a modification with the incremental compensation cost of $8,122,206, which was measured as the excess of the fair value of the restricted shares over the fair value of the cancelled options at the cancellation date. Further, restricted shares to obtain 28,935,131 ordinary shares were granted to employees in 2009. The restricted shares generally vest over a period of two to three years.

On December 28, 2010 and November 25, 2011, restricted shares to obtain 15,000,000 and 17,711,500 ordinary shares were granted to employees, officers, consultants and directors under the 2010 Plan, respectively. These restricted shares will vest over a period of three years.

Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, and generally vest over two to four years with certain options vesting over one year. Options are expiring in 10 years from the date of grant. As of December 31, 2011, 11,156,760 options and 38,169,245 restricted shares were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted during the years ended December 31, 2009, 2010 and 2011.

The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award.

A summary of the share option activities for the year ended December 31, 2011 is as follows:

	Weighted Number of shares	Weighted average exercise price	Remaining weighted average contract term (in years)	Aggregate intrinsic value
Options outstanding at January 1, 2011	11,962,045	$4.33
Forfeited	(53,775)	$5.72
Exercised	(751,510)	$6.17

Options outstanding at December 31, 2011	11,156,760	$4.39	4.33	$6,432,607

Options exercisable at December 31, 2011	11,156,760	$4.39	4.33	$6,432,607
Options vested or expected to vest at December 31, 2011	11,156,760	$4.39	4.33	$6,432,607

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $4,086,489, $1,283,299, and $2,194,710, respectively.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

A summary of the restricted share activities for the year ended December 31, 2011 is as follows:

	Weighted Number of shares	Weighted Average Grant-Date Fair value
Restricted shares unvested at January 1, 2011	38,957,925	$3.00
Granted	17,711,500	$3.54
Vested	(18,348,550)	$2.78
Forfeited	(151,630)	$2.95

Restricted shares unvested at December 31, 2011	38,169,245	$3.36

The weighted average grant-date fair value of restricted shares granted for the years ended December 31, 2009, 2010 and 2011 were $2.24, $4.24 and $3.54, respectively. Total fair value of share vested during 2009, 2010 and 2011 was nil, $27,979,963, and $64,154,920, respectively.

As of December 31, 2011, there was $88,131,222 in total unrecognized compensation expense related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.50 years.

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

17. Income Taxes

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

PRC

On January 1, 2008, a new EIT law (“New Law”) in the PRC took effect. The New Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The New Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New Law and which were entitled to a preferential tax treatment under the PRC Income Tax Laws, such as a reduced tax rate or a tax holiday.

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

Most of the Company’s PRC operating subsidiaries and VIEs transitioned from 33% to 25%, effective January 1, 2008. Those that enjoyed a lower tax rate of 15% as high-tech companies under the PRC Income Tax Laws will transition to the uniform tax rate of 25% from 2008 unless they obtain the HNTE status under the New Law. The Group has thus generally applied the 25% rate in calculating its deferred tax balances. Subsidiaries and VIEs with temporary differences reversing during the holiday period have used the reduced rates in calculating their deferred tax balance.

Beijing Focus Media Wireless Co., Ltd. qualified for the transitional rule under Circular 39 and thus enjoyed a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. The Company’s 100% owned subsidiary, Focus Media Information Technology (China) Co., Ltd. was incorporated on August 22, 2008 in Shanghai Pudong New Area, and obtained the HNTE qualification on June 22, 2010. Therefore, Focus Media Information Technology (China) Co., Ltd. is exempted from EIT for the two years ended December 31, 2010 and 2011 and enjoys a 50% reduction off the statutory rate from 2012 through 2014.

The Group classifies interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest recorded for the years ended December 31, 2010 and 2011 was immaterial. The Group decreased its liabilities for unrecognized tax benefits by $592,525 in connection with effective settlement of prior-year tax uncertainties during the year ended December 31, 2009, and did not increase or decrease its liabilities for unrecognized tax benefits during the years ended December 31, 2010 and 2011, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

Balance at January 1, 2009	$5,279,674
Settlements	(592,525)
Disposition of subsidiaries	(342,250)
Translation adjustment	167,054

Balance at December 31, 2009	$4,511,953
Translation adjustment	140,005

Balance at December 31, 2010	$4,651,958
Translation adjustment	237,584

Balance at December 31, 2011	$4,889,542

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $16,000 as of December 31, 2011) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.

Composition of income tax expense

All of the Group’s income subject to income tax is generated within the PRC. The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2009	2010	2011
Current income tax expense	$8,390,910	$21,970,299	$46,332,564
Deferred income tax expense	5,389,155	365,280	8,428,830

	$13,780,065	$22,335,579	$54,761,394

A reconciliation of the differences between statutory tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2009	2010	2011
Statutory rate	25.00%	25.00%	25.00%
Effect of different tax rate of group entities operating in other jurisdiction	(16.73)%	10.90%	7.59%
Effect of different tax rate applicable to the subsidiaries and VIEs	4.49%	(4.75)%	(4.61)%
Effect of tax holiday	3.46%	(13.22)%	(12.11)%
Effect of non-deductible expenses	(36.07)%	11.04%	2.34%
Change in valuation allowance	2.82%	(11.18)%	0.58%
Effect of withholding income tax on dividends proposed to be received from PRC subsidiaries	—	—	2.34%
Others	0.70%	—	—

Effective tax rate	(16.33)%	17.79%	21.13%

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	December 31,
	2009	2010	2011
Tax holiday effect	$3,142,974	$16,593,568	$30,742,016
Net income from continuing operations per share effect — basic	$0.01	$0.02	$0.05
Net income from continuing operations per share effect — diluted	$0.01	$0.02	$0.04

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2010	2011
Deferred tax assets:
Net operating loss carry forwards	$4,677,149	$4,813,056
Accrued expenses temporarily non-deductible	14,078,803	18,889,739
Bad debt provision	3,297,574	7,324,158
Difference in fixed assets basis	8,379,571	5,620,343
Others	4,915,559	3,859,498

Total Deferred Tax Assets	35,348,656	40,506,794
Valuation allowance on deferred tax assets	(5,183,171)	(5,091,664)

Net deferred tax assets	$30,165,485	$35,415,130

Classified as:
Current deferred tax assets	22,979,021	29,914,442
Non-current deferred tax assets	7,186,464	5,500,688

Deferred tax liabilities:
Difference in intangible asset basis	1,361,645	6,702,694
Unbilled revenue	20,651,695	24,252,501
Interest or subsidy income receivables	8,666,757	15,727,129
Others	2,945,307	6,966,720

Total deferred tax liabilities	$33,625,404	$53,649,044

Classified as:
Current deferred tax liabilities	23,627,893	33,550,044
Non-current deferred tax liabilities	9,997,511	20,099,000

As of December 31, 2011, the Group had net operating loss carry forwards of $19,252,222 that can be used against future taxable income. The net operating loss carry forwards will expire if unused in the years ending December 31, 2012 through 2016. The Group operates through multiple subsidiaries and the valuation allowance is considered on an individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.

The valuation allowance in 2011 has decreased compared with that of 2010 as the Group has generated taxable income to utilize certain deferred tax assets for the year ended December 31, 2011 and expects to utilize them in the coming years.

Of the undistributed earnings of the Group’s PRC subsidiaries and PRC affiliates of approximately $847 million at December 31 2011, approximately $787 million are considered to be permanently reinvested and accordingly, no provision for PRC dividend withholding tax has been made thereon. The Group will distribute approximately $60 million of PRC subsidiaries’ 2011 earnings in 2012, as part of the dividend policy it is implementing starting in 2012, a PRC dividend withholding tax of $6 million has been provided thereon.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

18. Net Income (loss) per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Years ended December 31,
	2009	2010	2011
Income (numerator):
Net income (loss) from continuing operations	$(98,120,236)	$103,186,528	$162,677,038
Net income (loss) from discontinued operations	(111,612,420)	83,077,575	—

Income attributable to Focus Media Holding Limited Shareholders	$(213,257,044)	$184,273,477	$162,677,038

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	651,654,345	707,846,570	671,401,000
Plus incremental weighted average ordinary shares from assumed conversions of stock options and restricted shares using treasury stock method	—	23,811,695	22,570,258

Weighted average ordinary shares outstanding used in computing diluted income per share	651,654,345	731,658,265	693,971,258

Income (loss) per share from continuing operations — basic	$(0.15)	$0.15	$0.24

Income (loss) per share from continuing operations — diluted	$(0.15)	$0.14	$0.23

Income (loss) per share from discontinued operations — basic	$(0.17)	$0.12	$—

Income (loss) per share from discontinued operations — diluted	$(0.17)	$0.11	$—

Net income per share — basic	$(0.33)	$0.26	$0.24

Net income per share — diluted	$(0.33)	$0.25	$0.23

For the years ended December 31, 2009, 2010 and 2011 the Group had 15,642,620, 7,036,260 and 5,304,495 share options and 36,448,980, 13,620,000 and nil restricted shares outstanding, respectively, which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the years presented, as their effects would have been anti-dilutive.

19. Mainland China Contribution Plan and Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $8,873,914, $8,298,074 and $12,614,542 for the years ended December 31, 2009, 2010 and 2011, respectively, including $2,681,155, $1,103,397, and nil from discontinued operations.

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries and PRC affiliates are prohibited from distributing their statutory capital and must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The Group’s subsidiaries and affiliates have allocated annual after-tax profits to each of their respective funds in compliance with these laws and regulations. For the years ended December 31, 2009, 2010 and 2011, the Group made total appropriations of $10,765,735, $21,211,346 and $10,214,705, respectively.

As a result of these PRC laws and regulations, as of December 31, 2011, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $234,110,610 of their net assets to Focus Media Holding in the form of dividends, loans or advances.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

20. Commitments and Contingencies

{a} Leases commitments

The Group has entered into certain leasing arrangements relating to the placement of the flat-panel digital screens, poster frames and outdoor billboards in various locations, as well as advertisement time slots on movie screens prior to movie screening, where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for the years ended December 31, 2009, 2010 and 2011 were $117,914,221, $134,658,367 and $187,101,004, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ending December 31,
2012	$133,837,219
2013	60,826,323
2014	29,019,843
2015	16,897,988
2016 and thereafter	14,971,826

Total	$255,553,199

{b} Purchase commitments

As of December 31, 2011, commitments outstanding for the purchase of equipment were $13,593,547, majority of which will be fulfilled in 2012.

{c} Legal proceedings

The Group is a defendant in ongoing lawsuits as described below:

a)	November 2007 Follow-on Offering Case

1)	On November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Group and the underwriters of the Group’s offering filed in November 2007.

2)	On December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Group, certain of the Group’s officers and directors, and the underwriters of the Group’s offering filed in November 2007.

Both complaints allege that the Group’s registration statement on Form F-1 on November 1, 2007 as amended, and the related prospectus contained inaccurate statements of material fact. The Group has meritorious defenses to the claims alleged and intends to defend against these lawsuits vigorously. On March 29, 2010, the court issued an opinion granting the Group’s motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting the Group’s motion to dismiss. On September 26, 2011, the plaintiffs and the Group entered into a settlement agreement, under which the Company would contribute $2 million for settlement (the “Settlement Agreement”), which was accrued as of December 31, 2011. On April 24, 2012, the settlement was finalized as previously agreed.

b)	Palny Case

On December 12, 2011, Tom Palny filed a putative class action in the United States District Court for the Southern District of New York against the Group and certain of the current or former officers and directors. The complaint relates to certain allegations made by the firm Muddy Waters about the Company in a series of releases in November 2011, and alleges that the Company’s public filings, including the Company’s 2006, 2007, 2008, 2009 and 2010 Form 20-Fs, the Form F-1 and Prospectus files in connection with the Company’s November 2007 Follow-on Offering, and third quarter 2011 earnings press release, contain material misstatements and omissions. The court has scheduled an initial status conference for March 9, 2012. The Company intends to defend itself vigorously against these allegations as the Company believes they have meritorious defenses to the alleged claims. As of December 31, 2011, the Company does not believe the outcome of the case is probable or reasonably estimable.

21. Segment Information

The Group is mainly engaged in selling advertising time slots on its network of flat-panel digital advertising displays located in high traffic areas such as commercial locations and residential complexes. The Group is also engaged in providing advertising services on poster frames, on screens in movie theatres and on traditional outdoor billboards.

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making decisions, allocating resources and assessing the performance. The Group has determined that it has five reportable segments, which are LCD display network, in-store network, poster frame network, movie theater network and traditional outdoor billboards. These segments all derive their revenues from the sale of advertising services. Prior to the disposition of Allyes in 2010, as described in Note 1, the Group had an additional reportable segment, internet advertising, which was reclassified to discontinued operations for all periods presented. The movie theater and traditional outdoor billboards segments were combined in prior years, but have been separately disclosed for all periods presented.

The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment. The following table presents selected financial information relating to the Group’s segments:

2011:

	LCD display network	In-store network	Poster frame network	Movie theater network	Traditional outdoor billboards	Eliminations	Total
Net revenue — external	$444,364,783	$56,374,245	$185,448,868	$50,835,068	$55,597,213	$—	$792,620,177
Net revenue — intersegment	6,414,251	1,641,886	46,523,931	2,520,355	2,876,701	(59,977,124)	—

Total net revenues	450,779,034	58,016,131	231,972,799	53,355,423	58,473,914	(59,977,124)	792,620,177
Total cost of revenue	139,221,013	20,582,255	113,126,927	26,010,980	50,680,215	(59,977,124)	289,644,266

Gross profit	$311,558,021	$37,433,876	$118,845,872	$27,344,443	$7,793,699	$—	$502,975,911

2010:

	LCD display network	In-store network	Poster frame network	Movie theater network	Traditional outdoor billboards	Eliminations	Total
Net revenue — external	$297,641,916	$37,777,154	$121,893,079	$18,094,945	$40,907,603	$—	$516,314,697
Net revenue — intersegment	6,521,946	2,583,932	9,534,713	1,923,070	2,667,324	(23,230,985)	—

Total net revenues	304,163,862	40,361,086	131,427,792	20,018,015	43,574,927	(23,230,985)	516,314,697
Total cost of revenue	83,244,151	23,432,008	88,328,571	13,882,121	36,034,168	(23,230,985)	221,690,034

Gross profit	$220,919,711	$16,929,078	$43,099,221	$6,135,894	$7,540,759	$—	$294,624,663

2009:

	LCD display network	In-store network	Poster frame network	Movie theater network	Traditional outdoor billboards	Eliminations	Total
Net revenue — external	$208,799,072	$30,346,185	$98,962,486	$9,435,983	$49,620,796	$—	$397,164,522
Net revenue — intersegment	26,383,298	3,523,819	994,136	—	1,056,743	(31,957,996)	—

Total net revenues	235,182,370	33,870,004	99,956,622	9,435,983	50,677,539	(31,957,996)	397,164,522
Total cost of revenue	99,191,242	24,169,858	102,728,558	7,063,102	39,878,439	(31,957,996)	241,073,203

Gross profit / (loss)	$135,991,128	$9,700,146	$(2,771,936)	$2,372,881	$10,799,100	$—	$156,091,319

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

Major Customers

As of and for the years ended December 31, 2009, 2010 and 2011, there were no customers who accounted for 10% or more of the Group’s net revenues or accounts receivables.

Major Service lines

The Group derives revenues from the following major service lines:

	For the years ended December 31
	2009		2010		2011
	$	% of total revenue	$	% of total revenue	$	% of total revenue
	(in thousand of U.S. dollars, except percentages)
Net revenue:
LCD display network	$208,799,072	52.6%	$297,641,916	57.7%	$444,364,783	56.1%
In-store network	30,346,185	7.6%	37,777,154	7.3%	56,374,245	7.1%
Poster frame network	98,962,486	24.9%	121,893,079	23.6%	185,448,868	23.4%
Movie theater network	9,435,983	2.4%	18,094,945	3.5%	50,835,068	6.4%
Traditional outdoor billboards	49,620,796	12.5%	40,907,603	7.9%	55,597,213	7.0%

Total net revenue	$397,164,522	100.0%	$516,314,697	100.0%	$792,620,177	100%

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

22. Related Party Transactions

Details of advertising service revenue from related parties for the years ended December 31, 2009, 2010 and 2011 for the Group is as follows:

		Year ended December 31,
Name of related parties	Director interested	2009	2010	2011
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	$277,749	$—	$—
Sina.com	Charles Cao	548,988	1,034,741	1,466,979
Sohu.com	Daqing Qi	438,536	738,947	—
China Vanke Co., Ltd.	Daqing Qi	459,376	465,998	909,109
Home-Inn	Neil Nanpeng Shen	89,076	—	—
Ctrip.com	Neil Nanpeng Shen	486,263	79,601	—
51.com	Neil Nanpeng Shen	—	22,993	—
Qihoo.com	Neil Nanpeng Shen	38,008	17,461	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	368,242	385,720	13,911
StormNet Information Technology	David Zhang	—	2,569	—
Tea Care Group Ltd.	Fumin Zhuo	292,606	697,071	5,461
Fosun International Limited	Major Shareholder	—	—	4,613,446
Focus Technology Co., Ltd.	Fumin Zhuo	43,200	—	—
Joyyoung, Inc.	Ying Wu	—	—	13,313
Shen Yin Wan Guo Securities Co., Ltd.	Fumin Zhuo	—	—	5,661
Redbaby.com	Jason Nanchun Jiang	—	—	4,465,478
Tuan800.com	Jason Nanchun Jiang	—	—	468,410
Juewei Foods, Inc.	Jason Nanchun Jiang	—	—	544,106
Bona Film Group Ltd.	Daqing Qi	—	—	2,089,420

Total		$3,042,044	$3,445,101	$14,595,294

Details of advertising space leasing costs charged, net of rebates, to the Group by related parties for the years ended December 31, 2009, 2010 and 2011 were as follows:

		Year ended December 31,
Name of related parties	Director interested	2009	2010	2011
Sina.com	Charles Cao	$28,635,023	$11,655,724	$—
Sohu.com	Daqing Qi	17,208,874	8,047,723	—
Bona Film Group Ltd.	Daqing Qi	—	359,287	2,996,195
Ctrip.com	Neil Nanpeng Shen	146,356	130,251	—
51.com	Neil Nanpeng Shen	195,376	7,968	—
Qihoo.com	Neil Nanpeng Shen	109,564	—	—
StormNet Information Technology	David Zhang	21,928	27,266	—

Total		$46,317,121	$20,228,219	$2,996,195

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars except share data and unless otherwise stated)

Details of amounts due from related parties representing advertising services provided or advances paid for advertising space leased as of December 31, 2010 and 2011 are as follows:

		December 31
Name of related parties	Director interested	2010	2011
Sina.com	Charles Cao	89,897	—
Bona Film Group Ltd.	Daqing Qi	21,139	305,928
Tea Care Group Ltd.	Fumin Zhuo	345,297	61,803
China Vanke Co., Ltd.	Daqing Qi	13,041	160,013
Redbaby.com	Jason Nanchun Jiang	—	1,021,150
Juewei Foods, Inc.	Jason Nanchun Jiang	—	108,985
Fosun International Limited	Major Shareholder	—	166,557

Total		$469,374	$1,824,436

Details of amounts due to related parties representing trade payables for advertising services purchased or advances received for advertising services sold as of December 31, 2009 and 2010 are as follows:

		December 31,
Name of related parties	Director interested	2010	2011
Sina.com	Charles Cao	$1,811,950	$—
China Vanke Co., Ltd.	Daqing Qi	28,689	25,617
Arcom	David Zhang	7,550	—
Fosun International Limited	Major Shareholder	—	1,313,482
Bona Film Group Ltd.	Daqing Qi	—	755,712
Redbaby.com	Jason Nanchun Jiang	—	55,659
Juewei Foods, Inc.	Jason Nanchun Jiang	—	45,434

Total		$1,848,189	$2,195,904

Other related party transactions

Jimmy Yu resigned his directorship in September 2009. For the nine months ended September 30, 2009, office rentals paid to Multimedia Park Venture Capital, of which Mr. Yu was the CEO, amounted to $612,817.

In January 2010, certain Allyes employees and management and directors and certain members of the Group’s management and directors entered into a definitive agreement with the Group and Allyes to purchase an aggregate 38% interest in Allyes from the Group. In order to encourage Allyes Online management to invest (and thus remain with the business), Jason Jiang and Kit Low, who was already active with the Group and was in the process of being appointed its chief financial officer, offered to invest their own capital in Allyes under the same terms that the Group was offering to Allyes’ management. By making this offer, Messrs. Jiang and Low attempted to show their confidence in Allyes’ business, so that they could encourage the remaining Allyes team to invest, stay in their positions, and commit to Allyes’ success. Pursuant to the terms of the agreements, the purchasing Allyes and Group management members paid an aggregate $13.3 million for a 38% interest of Allyes. The Group performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors on the board. This transaction was part of initiatives the Group was taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.

As described in Note 16, on November 18, 2009, the Company issued 75 million ordinary shares to Jason Nanchun Jiang for proceeds of $142,425,000.

23. Subsequent Events

On January 31, 2012, the Company further obtained an uncommitted $100 million revolving term loan facility which bears an interest rate of 2-weeks or 1-month LIBOR plus 2.1% per annum. Till the date of this report, the Company has not drawn down any amounts under this facility agreement.

On January 10, 2012, the Group announced a policy starting from 2012 to issue a recurring dividend. A dividend of $17.9 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012.