Form 20-F
period 2012-12-31
Focus Media Holding LTD
filed 2013-04-29
CIK 1330017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.00005 per share	NASDAQ Stock Market LLC (the NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

660,523,316 Ordinary Shares (including 307,876 Ordinary Shares that are reserved for issuance upon the exercise of outstanding options and vesting of restricted share units) were issued and outstanding as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒   No  ☐

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

FOCUS MEDIA HOLDING LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2012

i

SUPPLEMENTAL INFORMATION

In this annual report on Form 20-F, unless otherwise indicated:

•                  all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding;

•                  “Allyes” refers to Allyes Information Technology Company Limited and its consolidated subsidiaries and affiliates, which we acquired in March 2007 and subsequently disposed of in 2010;

•                  “China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•                  “CGEN” refers to CGEN Digital Media Company Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2008 and disposed of in December 2008;

•                  “Focus Media Advertisement” refers to Shanghai Focus Media Advertisement Co., Ltd., a company organized under the laws of the PRC;

•                  “Focus Media Digital” refers to Focus Media Digital Information Technology (Shanghai) Co., Ltd., a company organized under the laws of the PRC and a direct subsidiary of Focus Media Technology;

•                  “Focus Media Hong Kong” refers to Focus Media (China) Holding Limited, a company organized under the laws of the Hong Kong and a direct subsidiary of our Company;

•                  “Focus Media Technology” refers to Focus Media Technology (Shanghai) Co., Ltd., a company organized under the laws of the PRC and one of our WFOE operating subsidiaries;

•                  “Focus Media Wireless” refers to Dotad Media Holdings Limited and its consolidated subsidiary and affiliate, which we acquired in March 2006 and renamed Focus Media Wireless. We terminated our mobile handset advertising business, including Focus Media Wireless, in December 2008;

•                  “Framedia” refers to Infoachieve Limited and its consolidated subsidiaries and affiliates, which we acquired in January 2006;

•                  “our company” refers to Focus Media Holding Limited;

•                  “our network” refers to our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional billboard network;

•                  “PRC operating affiliates” refers to Focus Media Advertisement and its subsidiaries and Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd. A portion of our operations in China are conducted by our PRC operating affiliates, in which we do not own any equity interest, through our contractual arrangements. We treat the PRC operating affiliates as variable interest entities and have consolidated their financial results in our financial statements in accordance with U.S. GAAP;

•                  “PRC operating subsidiaries” refers to our operating subsidiaries in China;

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

•                  the terms “we,” “us,” “our” and “Focus Media” refer to Focus Media Holding Limited, its subsidiaries and its PRC operating affiliates, or any of them as the context requires; and

•                  “WFOE operating subsidiaries” refers to our PRC operating subsidiaries that are directly wholly owned by our relevant non-PRC subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, and as of December 31, 2011 and 2012.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT

MAY NOT BE REALIZED

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report on Form 20-F are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among others:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  projected revenues, profits, earnings and other estimated financial information;

•                  our plans to expand our advertising network into new cities and regions in China;

•                  the growth of our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional billboard network;

•                  our plan to identify and create additional advertising platforms that target specific consumer demographics, which could allow us to increase our advertising service revenues;

•                  competition in the PRC advertising industry;

•                  expected growth in urban population, consumer spending, average income levels and advertising spending levels in China;

•                  PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange, or SAFE;

•                  other risks outlined in our filings with the United States Securities and Exchange Commission, or the SEC, including our registration statements on Form F-1, as amended; and

•                  those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report on Form 20-F.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from or worse than our expectations.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheets as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.

The selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects.”

In April 2005, we commenced commercial operations of our in-store network, and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless. In March 2007, we acquired Allyes. In January 2008, we acquired CGEN.

In December 2008, we disposed of the in-store advertising operations of CGEN. This resulted in a $190.5 million disposal loss, which includes write-offs of the carrying value of intangible assets and of goodwill of $39.5 million and $145.6 million, respectively. This disposal loss was recorded as other operating expense in the consolidated statement of operations. Also in 2008, the disposal of our mobile handset advertising business due to changes in market conditions and the regulatory environment resulted in a loss from disposal of $92.1 million. In September 2009, we terminated an agreement we had entered into in December 2008 to sell substantially all of the assets of our advertising networks using LCD displays, in-store and poster frame to SINA Corporation. In 2008, these assets were accounted for as assets-held-for-sale and their results were presented as discontinued operations. Following the termination of the agreement in September 2009, these assets were reclassified as assets-held-for-use and the results have been presented as continuing operations for all periods presented.

In the third and fourth quarters of 2009, we restructured our continuing operations and disposed of interests in certain subsidiaries in our Internet segment. The results of these companies were accounted for as discontinued operations for all periods presented in accordance with U.S. GAAP.

In January 2010, certain employees and management of Allyes and certain members of our management and directors entered into a definitive agreement with our company and Allyes to buy-out an aggregate 38% interest in Allyes from our company for a cash consideration of $13.3 million, which was determined based on the estimated fair value of $35 million as of January 1, 2010 derived by using the income approach methodology. On July 30, 2010, we further sold our entire remaining 62% ownership in Allyes to Silver Lake Management, LLC, or Silver Lake, a third party investor, for a cash consideration of $124 million. Therefore, the results of Allyes have been classified as discontinued operations for the three years ended December 31, 2010.

During the third and fourth quarter of 2012, we disposed of four subsidiaries previously acquired in 2011 in the traditional outdoor billboard advertising business. Due to advertising spending uncertainties in the medium term and our continued view that the traditional outdoor billboard network is not a core business segment, we decided to downsize this business segment by divesting four subsidiaries within the segment. Therefore, the results of these four subsidiaries have been classified as discontinued operations for the years ended December 31, 2011 and 2012.

	For the years ended December 31
	2008	2009	2010	2011	2012
	(In thousands of U.S. Dollars, except share and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues:(1)
LCD display network	$244,540	$208,799	$297,642	$444,365	$465,481
In-store network	60,719	30,346	37,777	56,374	51,788
Poster frame network(2)	146,751	98,962	121,893	185,449	301,558
Movie theater advertising network	10,335	9,436	18,095	50,835	76,655
Traditional billboard network	66,843	49,621	40,908	49,509	32,019

Total net revenues	529,188	397,164	516,315	786,532	927,501

Cost of revenues:
LCD displays	80,451	76,418	67,513	85,847	113,135
In-store	61,834	24,170	23,432	20,582	21,504
Poster frame(2)	59,815	95,401	84,487	110,370	117,685
Movie theater	6,598	7,063	13,849	25,753	32,661
Traditional billboard	50,346	38,022	32,409	41,899	34,611

Total cost of revenues	259,044	241,074	221,690	284,451	319,596

Gross profit	274,144	156,090	294,625	502,081	607,905

Operating expenses:
General and administrative expenses	79,162	88,833	79,760	126,518	136,704
Selling and marketing expenses	82,258	79,787	103,722	146,392	194,095
Impairment loss	377,629	63,646	5,736	—	—
Other operating expenses (income), net	183,113	13,111	(14,144)	(16,147)	(38,588)

Total operating expenses	722,162	245,377	175,074	256,763	292,211

Income (loss) from operations	(452,018)	(89,287)	119,551	245,318	315,694
Investment loss	—	—	1,288	—	1,526
Interest income	7,130	4,946	7,260	15,538	22,358
Interest expense	—	—	—	717	5,067

Income (loss) from continuing operations before income taxes	(444,888)	(84,341)	125,523	260,139	331,459
Income taxes	25,278	13,780	22,336	54,716	75,897
Loss from equity method investee	—	—	—	43,633	18,561

Net income (loss) from continuing operations	(470,166)	(98,121)	103,187	161,790	237,001
Net income (loss) from discontinued operations, net of tax	(300,672)	(111,612)	83,078	(978)	(1,065)

Net income (loss)	(770,838)	(209,733)	186,265	160,812	235,936
Less: Net income (loss) attributable to noncontrolling interests	(150)	3,524	1,991	(1,865)	(2,142)

Net income (loss) attributable to Focus Media Holdings Limited Shareholders	$(770,688)	$(213,257)	$184,274	$162,677	$238,078

Income (loss) per share from continuing operations — basic	$(0.73)	$(0.15)	$0.15	$0.24	$0.37

Income (loss) per share from continuing operations — diluted	$(0.73)	$(0.15)	$0.14	$0.23	$0.36

Income (loss) per share from discontinued operations — basic	$(0.47)	$(0.17)	$0.12	$—	$—

Income (loss) per share from discontinued operations — diluted	$(0.47)	$(0.17)	$0.11	$—	$—

Income (loss) per share — basic	$(1.20)	$(0.33)	$0.26	$0.24	$0.37

Income (loss) per share — diluted	$(1.20)	$(0.33)	$0.25	$0.23	$0.36

Shares used in calculating basic income (loss) per share	643,989,522	651,654,345	707,846,570	671,401,000	644,285,250

Shares used in calculating diluted income (loss) per share	643,989,522	651,654,345	731,658,265	693,971,258	666,489,176

	As of December 31
	2008	2009	2010	2011	2012
	(In thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$142,434	$568,159	$454,476	$331,218	$674,133
Other current assets(3)	665,137	269,279	397,885	701,665	540,720
Non-current assets	724,723	556,005	531,799	708,554	761,033
Total assets	1,532,294	1,393,443	1,384,160	1,741,437	1,975,886
Total current liabilities	318,864	197,056	172,719	364,410	295,729
Total non-current liabilities	13,540	5,435	9,998	104,205	212,201
Total liabilities	332,404	202,491	182,717	468,615	507,930
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized in 2008, 2009, 2010, 2011 and 2012; 646,081,710, 725,278,005, 677,934,625, 646,452,740 and 660,215,440 shares issued and outstanding in 2008, 2009, 2010, 2011 and 2012, respectively)	32	36	34	32	33
Other equity	1,197,752	1,189,088	1,200,445	1,253,138	1,469,896
Total Focus Media Holdings Limited shareholders’ equity	1,197,784	1,189,124	1,200,479	1,253,170	1,469,929
Noncontrolling interests	2,106	1,828	964	19,652	(1,973)
Total equity	1,199,890	1,190,952	1,201,443	1,272,822	1,467,956

(1)

Advertising service revenues are presented net of business tax. Business tax on advertising service revenues from our LCD display network amounted to $24.7 million, $20.6 million, $31.0 million, $42.2 million and $25.8 million for 2008, 2009, 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our in-store network amounted to $6.3 million, $3.2 million, $4.0 million, $5.3 million and $1.4 million for 2008, 2009, 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our poster frame network amounted to $13.9 million, $9.6 million, $12.2 million, $17.1 million and $18.0 million for 2008, 2009, 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our movie theater advertising network amounted to $0.6 million, $0.3 million, $1.9 million, $2.5 million and $1.9 million for 2008, 2009, 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our traditional billboard network amounted to $2.2 million, $1.2 million, $0.8 million, $0.8 million and $0.5 million for 2008, 2009, 2010, 2011 and 2012, respectively. The government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012 and in Beijing effective September 1, 2012. The value-added tax rate applicable to the subsidiaries of our group in Shanghai and Beijing is 6% as compared to the 5% business tax rate which was applicable prior to the reform. Business tax includes aggregating business tax and surtax ranging from 0.66% to 5.55% and cultural industries tax ranging from 0% to 3.0% of our gross advertising service revenues.

(2)	Net revenues and cost of revenues from our poster frame network include the net revenues and cost of revenues derived from our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.
(3)	Other current assets equal total current assets less cash and cash equivalents.

In our earnings release for the fourth quarter and full year 2011 released on March 19, 2012, we announced a change in our classification of LCD 1.0 picture frame devices from the LCD display network to the poster frame network, and the data for years 2008, 2009, 2010 and 2011 reflect this recategorization, which we have since consistently applied. The reclassification was intended to help investors gain a better understanding of our media platform and the differentiations between different types of devices, and to better align our display operating metrics with our internal financial reporting. Historically, for screen count purposes we categorized the LCD 1.0 picture frame devices in the LCD display network because those devices were developed by our LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have always been and will continue to be categorized under the poster frame network.

The following table sets forth selected operating data with respect to our LCD display network, in-store network and poster frame network.

	As of December 31
	2008	2009	2010	2011	2012
	(In thousands)
Selected Operating Data:
Number of LCD screens in our LCD display network:
— Our direct cities(1)	86,961	90,645	96,506	113,859	126,177
— Our regional distributors(2)	5,436	5,411	6,659	8,256	10,534

Total number of LCD screens(1)	92,397	96,056	103,165	122,115	136,711
Number of LCD 2.0 digital picture screens	26,291	26,337	33,333	33,636	35,615

Total displays in the LCD display network(1)	118,688	122,393	136,498	155,751	172,326
Number of displays in our in-store network(3)	42,824	44,517	48,179	50,076	52,267
Number of stores in our in-store network(3)	3,275	3,097	2,858	2,801	2,481
Number of installed frames in our poster frame network(1)(4)
Frame 1.0 picture frames(1)	299,514	233,717	328,089	445,126	505,571
Frame 2.0 digital picture screens	34,195	35,972	35,810	35,050	36,341

Total displays in the poster frame network(1)	333,709	269,689	363,899	480,176	541,912

(1)

Pursuant to the re-classification described above, the data presented here reflects the re-classification of 9,345, 8,613, 28,077 and 30,804 LCD 1.0 picture frame devices as of December 31, 2008, 2009, 2010 and 2011, respectively, from the LCD display network to the poster frame network under Frame 1.0 picture frames to align our operational and financial data.

(2)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.
(3)	Operating data for our in-store network does not include data from CGEN’s business and operations.
(4)

The number of installed frames includes frames we currently market and frames which have been installed but which we have not yet begun to market (for instance, frames installed in buildings that are still under construction). Data includes both traditional poster frames and, for periods starting from June 30, 2008, digital frames.

Currency Translations and Exchange Rates

Our operating businesses are currently conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report on Form 20-F contains translations of Renminbi at $1.00 to RMB6.2301, which was the prevailing rate on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	RENMINBI PER U.S. DOLLAR EXCHANGE RATE
	AVERAGE	HIGH	LOW	PERIOD-END
2008	6.9477	6.7800	7.2946	6.8225
2009	6.8307	6.8176	6.8470	6.8259
2010	6.7696	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.3093	6.2221	6.3879	6.2301
October	6.2627	6.2372	6.2877	6.2372
November	6.2338	6.2221	6.2454	6.2265
December	6.2328	6.2251	6.2502	6.2301
2013 (through April 19, 2013)	6.2168	6.1720	6.2438	6.1772
January	6.2215	6.2134	6.2303	6.2186
February	6.2323	6.2213	6.2438	6.2213
March	6.2154	6.2205	6.2246	6.2108
April (through April 19, 2013)	6.1927	6.1720	6.2078	6.1772

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

Risks Relating to Compliance with PRC Law

Any failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure.

In order to conduct our business operations through our PRC operating subsidiaries and our PRC operating affiliates, we are required to comply with a range of PRC laws and regulations. These include laws and regulations applicable to contractual arrangements among certain of our PRC operating subsidiaries, certain of our PRC operating affiliates and the respective shareholders of such PRC operating affiliates, requirements to register the equity pledges relating to such contractual arrangements, other registration requirements under rules and regulations of the State Administration for Industry and Commerce, or SAIC, and obligations by us, our management and our PRC shareholders or beneficial owners to comply with SAFE registration and disclosure requirements.

Due to uncertainties in the law, the lack of implementing regulations and, in some instances, our delay in complying with some of these rules, there is a risk that we could be found to have violated rules and regulations relating to our corporate structure, SAFE and SAIC registration and PRC foreign exchange rules. As detailed in the risk factor paragraphs below, if we are found to have failed to comply with or breached PRC laws and regulations applicable to us and our PRC operating subsidiaries and PRC operating affiliates we could be subject to, among other things, penalties including fines, revocation of business licenses of our PRC entities or requirements to restructure our business operations. If the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and we may be required to restructure our business operations, which may require us to deconsolidate our PRC operating affiliates. In addition, our failure to comply with PRC laws and regulations relating to the registration of equity pledges under our contractual arrangements with our PRC operating affiliates could render the equity pledge, and the structure, unenforceable. See “ — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition” describing risks related to any potential failure by Jason Nanchun Jiang to complete subsequent registrations with SAFE, “ — Our PRC operating subsidiaries and PRC operating affiliates may have engaged in business activities without the necessary registration with local authorities. This could subject us to fines or other penalties, which could negatively impact our revenues or interfere with our ability to operate our business” relating to the failure of some of our indirect PRC operating subsidiaries (in which we hold equity interests through our WFOE operating subsidiaries) or our PRC operating affiliates to register with the relevant local authority of the SAIC for their expansion of business or for their branch offices in each of the cities where we operate, “If the PRC government determines that our corporate structure for operating our business in China does not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and our business, results of operating and financial condition would be materially adversely affected” relating to our corporate structure, and “ — We conduct a portion of our China operations through contractual arrangements with certain of our PRC operating affiliates and their respective shareholders for, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” relating to the failure to register the equity pledges, among others.

Neither our company, our PRC operating subsidiaries, our PRC operating affiliates or Jason Nanchun Jiang, our chairman and chief executive officer, has been subject to material fines, sanctions or penalties as a result of these legal compliance matters. Nevertheless, if our company, our PRC operating subsidiaries, our PRC operating affiliates or Jason Nanchun Jiang are subject to such material fines, sanctions or penalties resulting from any such non-compliance, our business and operations could be materially adversely affected.

If Jason Nanchun Jiang, our founder, chairman and chief executive officer, were to breach any of his contractual or fiduciary obligations to us, our business and results of operations could be materially adversely affected.

Jason Nanchun Jiang, as the holder of a 85% equity interest in Focus Media Advertisement, entered into contractual arrangements with Focus Media Digital, Focus Media Technology, and, as applicable, the other nominee shareholder of Focus Media Advertisement. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.” Under those agreements, Jason Nanchun Jiang is obligated, among other things, to procure the consummation of the transactions contemplated thereunder, to procure the receipt and continued valid existence of all the requisite operating licenses of Focus Media Advertisement, and to prevent Focus Media Advertisement from entering into any transaction that jeopardizes the assets, business operation, ownership structure and other rights of Focus Media Advertisement. As our chairman and chief executive officer, Mr. Jiang also has fiduciary obligations to our company under Cayman Islands law.  However, if Mr. Jiang breached his fiduciary duties to our Company and his obligations under the contractual arrangemetns, we would need to bring a claim against him under the terms of the contractual arrangements.  The contractual arrangements are governed by PRC law and provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission Shanghai Brank for arbitration, the ruling of which will be final and binding.  The legal framework and system in China, particularly those relating to arbitration procedings, is not as developed as other jurisdictions such as the United States.  As a result signficiant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal procedings remain in China, which could limit our ability to enforce the contractual arrangements.  If Jason Nanchun Jiang fails to perform his obligations under the contractual arrangements, and we are unable to enforce the contractual arrangemnets, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which would materially adversely affect our results of operations.

If the PRC government determines that our corporate structure for operating our business in China does not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and our business, results of operations and financial condition would be materially adversely affected.

Substantially all of our operations are conducted by our PRC operating subsidiaries and through our contractual arrangements with certain of our PRC operating affiliates in China. PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to directly own 100% of a PRC company operating an advertising business if the foreign entity has directly operated an advertising business outside of China for at least three years, or less than 100% if the foreign investor has directly operated an advertising business outside of China for at least two years. Generally we have not directly operated an advertising business outside of China and our non-PRC subsidiaries cannot qualify under PRC regulations for direct investment in the advertising industry. Thus, our non-PRC subsidiaries and our WFOE operating subsidiaries are ineligible to apply for the required licenses for providing advertising services in China. However, current PRC regulations do not restrict PRC domestic companies controlled by wholly foreign owned enterprises, or WFOEs, through contractual arrangements from operating advertising businesses. As such, in the early stages of our corporate history, our advertising businesses were initially operated, and most businesses we acquired from third parties were operated, through contractual arrangements among certain of our WFOE operating subsidiaries, certain of our PRC operating affiliates and the respective shareholders of such PRC operating affiliates. Nevertheless, PRC governmental authorities may in the future deem that such business operations by PRC domestic companies controlled by WFOEs evade the qualifications requirements for foreign investment in the advertising industry, and subject us to penalties as further described below.

Despite the restrictions described above, PRC restrictions on foreign investment in the advertising industry do not expressly apply to the investment activities of WFOEs, and starting from late 2007, the advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Thus, WFOEs may establish subsidiaries in China to operate advertising business directly in China. As such, certain of our indirect PRC operating subsidiaries succeeded in obtaining the required licenses for providing advertising services in China.

Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates, including, among others, Focus Media Advertisement and its subsidiaries. Our PRC operating affiliates, which we control through contractual relationships, are owned by either (i) one or more individuals designated by us, (ii) Focus Media Advertisement or (iii) a combination of Focus Media Advertisement and its subsidiary or an individual designated by us. For 2012, approximately 99.5% of our net revenues were generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOE operating subsidiaries, and approximately 0.5% of our net revenues were generated by our PRC operating affiliates, which we control through contractual arrangements. All of the revenues generated by our indirect PRC operating subsidiaries may be distributed to our WFOE operating subsidiaries as dividends without reliance on contractual arrangements between any of our entities. Such revenues may then be further distributed to our offshore entities, including Focus Media Holding Limited, by our WFOE operating subsidiaries following the applicable SAFE registrations and procedures. All of the revenues generated by our PRC operating affiliates are available to us for general business operations in China. In addition, our PRC operating affiliates held less than 4.0% of the leases used in the operation of our advertising networks as of December 31, 2012. As of December 31, 2012, our PRC operating affiliates accounted for $23.7 million of our total assets, including $4.7 million in goodwill associated with acquisitions conducted in the early stages of our corporate history, which decreased from $399.1 million as of December 31, 2011 as a result of the conversion of certain of our PRC operating affiliates into indirect PRC operating subsidiaries, as well as $5.5 million in goodwill associated with our acquisition in 2011 of a controlling interest in Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd., or Enjoy Media. We operate Enjoy Media through contractual arrangements, because Enjoy Media distributes electronic coupons via Q.com.cn which may require an Internet content provider, or ICP, license in the future and because it operates in an area in which direct foreign ownership is subject to certain conditions and restrictions. Excluding goodwill, assets of all of our PRC operating affiliates in aggregate accounted for approximately 0.9% of our total assets excluding goodwill as of December 31, 2012.

If we, our existing or future PRC operating subsidiaries and PRC operating affiliates or their ownership structures, including the contractual arrangements, are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities, including the SAIC, which regulates advertising companies, and the Ministry of Commerce, which regulates foreign investments in China, would have broad discretion in dealing with such violations, including:

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

The imposition of any of these penalties could result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially adversely affect our business.  If the PRC government determines that the contractual arrangements with certain of our PRC operating affiliates do not comply with PRC government restrictions on foreign investment, the PRC government could subject us to severe penalties and/or require us to restructure our PRC operating affiliates’ business operations, which may require us to deconsolidate our PRC operating affiliates. In such event, we may need to transfer the equity ownership of our PRC operating affiliates from their shareholders to our PRC operating subsidiaries, which may result in significant administrative and lega lcosts, less favorable business relationships or other regulatory burdens or otherwise materially adversely affect our business. With regards to leases held by our PRC operating affiliates, if we are unable to renegotiate new leases through our PRC operating affiliates to replace them on favorable terms or at all, we may not be able to recognize all or any part of the net revenues formerly derived from our PRC operating affiliates.  In addition, we may lose access to the assets held by our PRC operating affiliates.  Moreover, we cannot assure you that the PRC government authorities will not determine in the future that our indirect investments in our indirect PRC operating subsidiaries evade the qualification requirements for foreign investment in the advertising industry and ban such investment activities.  If the PRC government determines that our corporate structure for operating our business in China does not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and our business, results of operating and financial condition would be materially adversely affected.

If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may be materially adversely affected.

Jason Nanchun Jiang, our chairman and chief executive officer, is also one of the shareholders of Focus Media Advertisement, which, together with its subsidiaries, holds the advertising operating licenses connected with our operating businesses. Mr. Jiang completed naturalization procedures to become a citizen of Singapore in the second quarter of 2009 for personal reasons.

The Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, promulgated by six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, which became effective on September 8, 2006 and was revised in 2009, provides that change in the citizenship of a shareholder of a PRC domestic company does not change the nature of such PRC domestic company. Further, based on our enquiries and discussions with the relevant official of the local branch of the SAIC in Shanghai, we have also been orally informed that Jason Nanchun Jiang’s change in citizenship does not change the nature of our PRC operating affiliates. However, there is no guarantee that governmental authorities, mainly including the SAIC and the Ministry of Commerce, will not challenge such status due to change in law or in implementation of relevant laws or for any other reason.

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

The imposition of any of these penalties could result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially adversely affect our business.

We conduct a portion of our China operations through contractual arrangements with certain of our PRC operating affiliates and their respective shareholders, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.

We have in the past used contractual arrangements with our PRC operating affiliates and their respective shareholders to operate a portion of our advertising business. We have transferred the majority of our operations to our PRC operating subsidiaries since 2009. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure “ and “Item 7. Major Shareholders and Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

The contractual arrangements are governed by PRC law and provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission Shanghai Branch for arbitration, the ruling of which will be final and binding. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with relevant PRC legal procedures. The legal framework and system in the PRC, particularly those relating to arbitration procedings, is not as developed as in other jurisdictions, such as the United States. As a result signficiant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal procedings remain in China, which could limit our ability to enforce the contractual arrangements.

For example, the PRC Property Rights Law, which was promulgated on March 16, 2007 and became effective on October 1, 2007, requires registration with the local counterpart of the SAIC in order to create a security interest over an equity interest in a PRC company. Therefore, before the equity pledge is duly registered with the local counterpart of the SAIC, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding. Almost all our existing equity pledge agreements between certain of our PRC operating subsidiaries and certain of our PRC operating affiliates and their respective shareholders were signed before the PRC Property Rights Law took effect. The relevant PRC operating affiliates registered the equity pledges on their registry of shareholders according to then applicable law. We attempted to register the relevant equity pledges after the PRC Property Rights Law became effective and we successfully registered the equity pledge relating to Focus Media Advertisement with the local counterpart of the SAIC. However, the practices taken by the local counterpart of the SAIC vary from city to city. Thus, we are still in the process of applying for registration of other relevant equity pledges and there is no assurance that we can have these equity pledges registered in a timely manner or at all. We have completed the registration of five pledges with the local counterparts of the SAIC, and are in the process of registering an additional six pledges. Considering that we have not registered some of these existing equity pledges, and may fail to register future equity pledges, with the local counterpart of the SAIC, any equity pledges created under these equity pledge agreements may be considered unenforceable. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating affiliates, and our ability to conduct our business may be negatively affected.

Non-performance of the contractual arrangements with certain of our PRC operating affiliates and their respective shareholders would materially adversely affect our corporate structure and our business operations.

We operate a small portion of our advertising business through contractual arrangements with certain of our PRC operating affiliates and their respective shareholders, and these contractual arrangements may not be as effective as direct ownership in providing us with control over our PRC operating affiliates. If we had direct ownership of our PRC operating affiliates, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, if our PRC operating affiliates or any of their respective shareholders fails to perform its or his respective obligations under these contractual arrangements, we may need to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, or claiming damages, which may not be effective. For example, if any individual designated by us as the shareholder were to refuse to transfer his equity interest in the relevant PRC operating affiliates to us or our designee when we exercise the purchase option pursuant to the contractual arrangements, if the individual shareholder were otherwise to act in bad faith toward us, or if the individual or entity designated by us failed to cause the unrelated third party holding minority interests in the relevant PRC operating affiliate, if applicable, to waive their right of first refusal or to cooperate with him or it to fulfill his or its contractual obligations, then we may need to take legal action to compel him to fulfill his or its contractual obligations. Accordingly, it may be difficult for us to change our corporate structure or operate the portion of our business that we conduct through our PRC operating affiliates if the shareholders of Focus Media Advertisement do not perform their obligations under the contractual arrangements.

We may rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to their WFOE operating subsidiary parent or non-PRC parent, as the case may be. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our PRC operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For the years ended December 31, 2010, 2011 and 2012, we made total appropriations of $21.2 million, $10.2 million and $4.1 million, respectively, including the reserve funds of our PRC operating subsidiaries and PRC operating affiliates. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. As of December 31, 2012, the restricted assets of our PRC operating subsidiaries and PRC operating affiliates amounted to approximately $244.6 million. Our PRC operating affiliates have historically not paid dividends to us from their accumulated profits, as we do not own any direct equity interest in our PRC operating affiliates and we do not intend for our PRC operating affiliates to pay dividends to us in the foreseeable future. All of the reserve funds of our PRC operating subsidiaries and PRC operating affiliates are generally available to us to use in expanding our business in China. Any limitation on the ability of our WFOE operating subsidiaries to receive distributions from their respective subsidiaries or pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. See “ — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and PRC operating affiliates.

As an offshore holding company of our PRC operating subsidiaries and PRC operating affiliates, we may make loans to our PRC operating subsidiaries and PRC operating affiliates, or we may make additional capital contributions to our WFOE operating subsidiaries. Any loans to our PRC operating subsidiaries or PRC operating affiliates are subject to PRC regulations and approvals. For example:

•                            loans by us to our PRC operating subsidiaries that are foreign invested enterprises to finance their respective activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart; and

•                            loans by us in foreign exchange to our PRC operating affiliates and our PRC operating subsidiaries that are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart. In practice, it is very difficult if not impossible in most cases, to obtain such approval or complete such registration for loans to any of our PRC operating affiliates.

We may also determine to finance our PRC operating subsidiaries that are foreign invested enterprises by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. Because our PRC operating subsidiaries and our PRC operating affiliates are PRC domestic companies, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in PRC domestic companies, as well as the licensing and other regulatory issues discussed in “Item 4. Information on the Company — B. Business Overview — Regulatory Matters” and “ — Information on the Company” of this annual report on Form 20-F. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions, as applicable, by us to our PRC operating subsidiaries and PRC operating affiliates. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected which would materially adversely affect our liquidity and our ability to expand our business.

Furthermore, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, promulgated by the General Affairs Department of SAFE on August 29, 2008 and its subsequent Supplymentary Notice on Issues Relating to the Improvement of Business Operations over Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises promulgated on July 18, 2011, regulate the conversion by a foreign invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used and lay down the relevant procedural and application documentation requirements. When applying for conversion of foreign exchange in our “capital account,” such as foreign exchange received from capital contribution, into Renminbi, we are required to submit to the bank the relevant documents supporting such conversion, such as the business contracts, related Renminbi payment notice and documents evidencing the use of funds previously converted from foreign exchange in our capital account. Further, SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign invested enterprise may only be used for purposes within the company’s business scope approved by the applicable governmental authority, which is typically the Ministry of Commerce or its local counterpart, and registered with the local counterpart of SAIC, and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated registered capital of a foreign invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 and its subsequent Supplymentary Notice may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 and its subsequent Supplymentary Notice may significantly limit our ability to effectively use the net proceeds from future offerings of our ADRs through our PRC operating subsidiaries as our WFOE operating subsidiaries may not convert the funds received from us or our non-PRC subsidiaries in foreign exchange into Renminbi to invest in or acquire any other PRC company or finance the operation or development of our PRC operating affiliates. While we are pursuing and will continue pursuing a strategy of development partly through acquisition of other advertising companies, SAFE Circular 142 and its subsequent Supplymentary Notice may adversely affect our liquidity and our liability to fund and expand our business in the PRC.

We may be deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to PRC taxation on our worldwide income.

The PRC Enterprise Income Tax Law, or the New EIT Law, and the implementation regulations to the New EIT Law issued by the State Council, became effective as of January 1, 2008. The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate with respect to their worldwide income. Under the implementation regulations for the New EIT Law issued by the State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Further, on April 22, 2009, the State Administration of Tax, or SAT, issued a Tax Circular, Guoshuifa [2009] No. 82 on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or Circular 82, which took effect on January 1, 2008. According to Circular 82, any company established pursuant to laws and regulations other than PRC laws but that is controlled by a company or company group within China shall be deemed as a PRC resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China, or the premises where the senior management performs its duties are located within China; (ii) the company’s financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) the company’s primary property, books and accounts, company seals and board and shareholder meeting minutes are kept or placed within China; and (iv) 50% or more of directors with voting rights or senior management habitually reside within China. According to Circular 82, in determining the location of de facto management, the principle of “substance over form” should be followed. On July 27, 2011, SAT issued a Notice of Interim Measures on Corporate Income Tax of Offshore Companies Controlled by PRC Companies as Resident Enterprises, which took effect on September 1, 2011. It provides further implementation detail regarding Circular 82, and clarifies that SAT or its local counterpart shall investigate an entity once it discovers that such entity may satisfy the conditions set out in Circular 82, including by requesting such entity to provide all relevant materials. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 and the investigating approach SAT may take as set out in its implementation measures may be used as references for SAT’s view on this issue.

Most of our major board decisions, such as those relating to strategic planning, significant investments, raising fund and all matters related to capital market activities are made outside of the PRC and our principle executive offices are located in Hong Kong. Our chief financial officer, appointed in January 2010, who is in charge of our company’s investments, financial management, internal control and compliance, spends most of his working time in our office located in Hong Kong. We also appointed a general manager of sales in July 2010, who habitually resides in Hong Kong. In addition, our senior management spends a significant amount of time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of our company is located outside of the PRC, and, accordingly, we believe the risk of our company being deemed a PRC resident enterprise is low. However, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise. If we are treated as a PRC resident enterprise, we will be subject to PRC tax on our worldwide income, which would have an adverse effect on our effective tax rate and net income.

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

The PRC National Development and Reform Commission, or NDRC, and SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities and subsequent “round trip investment” into China. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under such SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file with the local branch of SAFE, with respect to that offshore company, any material change involving capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long term equity or debt investment or creation of any security interest over the assets located in China. If any PRC resident fails to comply with such SAFE regulations, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities or penalties under PRC laws for evasion of applicable foreign exchange restrictions, such as fines. The SAFE regulations also impose obligations on WFOE subsidiaries of the offshore special purpose company to make true and accurate disclosure to the local SAFE authorities regarding the shareholder or beneficial owner of its offshore parent who is a PRC citizen or resident. Untrue disclosure by the WFOE subsidiaries will subject such WFOE subsidiaries to administrative penalties under SAFE regulations, such as fines.

As a Cayman Islands company, and therefore a foreign entity, PRC residents who are beneficial holders of our securities are required to register with SAFE in connection with their investment in us. Moreover, if we purchase the assets or equity interest of a company owned by PRC residents in exchange for equity interests in our company such PRC residents will be subject to the registration procedures described in such SAFE regulations.

These SAFE regulations may affect our financial status, business operations or strategies. For example, our present or future PRC operating subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. We require our shareholders who are PRC residents or which have PRC residents as their beneficial owners to comply with these SAFE regulations. However, we may not be fully informed of the identities of all our beneficial shareholders who are PRC citizens or residents, and we cannot compel our beneficial shareholders to comply with SAFE regulations. We cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied or will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, substantial uncertainty remains concerning the reconciliation of these SAFE regulations with other approval requirements. It is unclear how these SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.

Jason, Nanchun Jiang, who is a major beneficial shareholder of our company and a PRC resident under these SAFE regulations, has completed his initial registration with SAFE and filings with SAFE for subsequent substantial changes in all material aspects. However, due to our frequent acquisitions and dispositions of businesses, which trigger the requirement to make subsequent registrations and filings with SAFE in accordance with these SAFE regulations, the complexity of the registration requirements and the time required for such registration and filing procedures, it is difficult to complete all the subsequent registrations and filings in a timely manner. As a result, Jason Nanchun Jiang has in the past failed and may fail in the future, to make subsequent registrations and filings with respect to certain subsequent transactions and other material changes relating to the offshore company in accordance with these regulations.

One primary legal consequence of a failure to complete a SAFE registration is the restriction by SAFE on the remittance of funds from WFOEs to their non-PRC parents as well as on financing WFOEs by means of capital contributions or loan from their non-PRC parents. We currently have four active WFOE operating subsidiaries, which may distribute dividends to their non-PRC parents from time to time. All of these four active WFOE operating subsidiaries have been registered or filed with the local counterpart of SAFE.

Furthermore, relevant SAFE implementation rules promulgated in 2007, as revised in 2011, require foreign-invested enterprises to disclose the ultimate ownership in them by PRC residents to SAFE when they apply for their initial foreign exchange registration. In practice, SAFE may require foreign invested enterprises to also make such disclosure when they file subsequent foreign exchange registrations in relation to capital increases. All of our four active WFOE operating subsidiaries have made such disclosure to SAFE.

The failure or inability of us or our PRC resident shareholders or beneficial owners to comply with these regulations may subject us to fines and other legal sanctions, although no material legal or administrative sanctions have been taken against us to date. In particular, regarding the dividends distributed by our WFOE operating subsidiaries prior to the completion of subsequent registrations by our PRC resident shareholders or beneficial owners, SAFE may, at its discretion, choose to order our PRC resident shareholders or beneficial owners to complete the necessary subsequent registration, to order our WFOE operating subsidiaries to procure the wiring of the foreign exchange back to the PRC in an amount equal to the dividends previously distributed, and to impose monetary fines up to an amount equal to dividends so distributed. If any such penalties are imposed, our business operations and financial status could be adversely affected. Furthermore, such non-compliance may also restrict our overseas or cross-border investment activities, limit our ability to inject additional capital into our WFOE operating subsidiaries and the ability of our WFOE operating subsidiaries to make distributions or pay dividends, or materially adversely affect our ownership structure in such case, our acquisition strategy, business operations and financial status and our ability to distribute profits to you could be materially adversely affected.

See “Item 10. Additional Information — D. Exchange Controls.”

Any failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC residents may subject such employees or us to fines and legal or administrative sanctions.

SAFE promulgated regulations that require PRC residents who are granted shares or share options by an overseas-listed company under such company’s employee share option or share incentive plan, through such company’s PRC subsidiary or branch located in the PRC, any other PRC entity that is under control of such company or other qualified PRC agents, or collectively the PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan, open a special foreign currency account, use such account to transfer fund for exercising option, receive proceeds in foreign exchange for offshore share sales and distribute such proceeds to relevant employees in US dollars or in RMB after conversion. More specifically, the PRC agent can also apply for the annual quota of currency conversion to convert offshore share sale proceeds in US dollars into RMB. In addition, an offshore entity must be appointed to act as trustee to handle share transfer transactions or option exercises relating to the share option or other share incentive plan. We and our PRC resident employees who have been granted share options, or PRC option holders, are subject to these rules. The initial SAFE registration of the share option or other share incentive plan was completed in April 2011 and we were granted a fund transfer and currency conversion quota for both 2011 and 2012. If we or our PRC option holders fail to comply with these rules in a timely manner or at all, we or our PRC option holders may be subject to fines and other legal sanctions.

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially adversely affected.

We are incorporated in the Cayman Islands and the authority of persons to execute contracts on our behalf is subject to our amended and restated memorandum and articles of association. No person may execute contracts on our behalf unless authorized to do so by our board of directors or someone who had been delegated power by the board to provide authorizations on the board’s behalf. Our company seal is held by our legal department. In the event that our company seal is used to execute a contract without our board’s authorization, we may still be bound by the contract on the basis that the person who executed the contract had implied or ostensible authority to execute the contract on our behalf as he possessed our company seal. In the event that our company seal becomes lost, this would not prevent us from being able to execute contracts as there is no requirement under Cayman Islands law for our contracts to be executed under seal. However, if the company seal were lost we would need to apply for a replacement.

Under PRC law, legal documents for corporate transactions, including contracts such as the leases and sales contracts that our business relies on, are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with SAIC or its local counterpart. We generally execute legal documents with chops or seals, rather than the signatures of the designated legal representatives. We generally use corporate chops for executing documents to be submitted to government agencies, including applications for changing business scope, directors or company name, and for legal letters. We generally use contract chops for executing leases and supply and sales contracts. We generally use finance chops for making and collecting payments, including but not limited to issuing invoices. Use of corporate chops and contract chops for our company, our PRC operating subsidiaries and our PRC operating affiliates must be approved by our legal department in Shanghai, which use of finance chops for our company, our PRC operating subsidiaries and our PRC operating affiliates must be approved by our finance department in Shanghai. The chops of our PRC operating subsidiaries and PRC operating affiliates incorporated in Shanghai are generally held by the legal and finance departments in Shanghai. The chops of our PRC operating subsidiaries and PRC operating affiliates incorporated in other cities in China are generally held locally by the finance departments of the relevant entities so that original documents can be executed locally.

Although we usually utilize chops to enter into contracts, the registered legal representatives of each of our PRC operating subsidiaries and our PRC operating affiliates have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and PRC affiliates are members of our senior management team who owe us fiduciary duties. There is a risk, however, that employees in our legal or finance department or the relevant designated legal representatives could abuse their authority, for example, by binding us to contracts that are against our interest or intentions and which could result in economic harm or damages due to any contractual obligations or any disputes that might arise. If the counterparty to the contract did not act in good faith under such circumstances, then we could incur costs to nullify such contracts.

In order to maintain the physical security of our chops, they are generally stored in secured locations accessible only by the authorized personnel in the legal or finance departments. Our designated legal representatives generally do not have access to the chops, but if such designated legal representatives were to obtain the chops, in spite of these protections, then we may encounter difficulties in maintaining control over the relevant entities. Although we monitor such employees and the designated legal representatives, such procedures may not be able to prevent all instances of abuse or negligence. If the designated legal representative obtains control of the chop in an effort to obtain control over the entity, we would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for a new chop with the relevant authorities, or otherwise seek legal redress for the violation of the legal representative’s fiduciary duties to us.

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

We will need to defend against lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings,” including any appeals of such lawsuits should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

We face risks related to the ongoing SEC inquiry.

On March 14, 2012, the SEC informed us that it was initiating a non-public investigation into whether there had been any violations of the federal securities laws related to us. Please see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Regulatory Inquiry.” As part of its investigation, the SEC requested that we voluntarily provide certain documents and other information. We agreed to voluntarily cooperate with the SEC and, through our legal counsel, have been cooperating with the investigation by providing the SEC with documents and information as well as having our legal counsel meet with the SEC. We intend to continue to cooperate fully with the SEC’s investigation and will continue to provide the SEC with the requested information and documentation.

However, the inquiry has resulted and could continue to result in considerable legal expenses, divert management’s attention from other business concerns and harm our business. There can be no assurance that the SEC will not recommend action against us, our directors or officers, which could include penalties, fines, injunctive relief, a cease and desist order, limitations on the service of directors or officers, and other sanctions. We can provide no assurances as to the outcome of the SEC inquiry.

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

Demand for advertising time slots and advertising frame space on our networks, and the resulting advertising spending by our clients, is particularly sensitive to changes in general economic conditions, and advertising spending typically decreases during economic downturns. Advertisers may reduce the money they spend to advertise on our networks for a number of reasons, including:

•                            a general decline in economic conditions;

•                            a decline in economic conditions in the particular cities where we conduct business; or

•                            a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially adversely affect our ability to generate revenue from our advertising services, and our financial condition and results of operations.

Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. Although there have been signs of recovery in the United States in early 2012, since late 2009 there have also been growing concerns of another global economic downturn triggered by the failure of certain European countries to finance their budget deficits or service their debt levels. In addition, in March 2012, China pared its economic growth target to 7.5% from an 8% goal that had been in place since 2005 and maintained such growth target at 7.5% in March 2013. As a result of such economic downturns, growth in consumer spending in China slowed which resulted in a corresponding slowdown in advertising spending growth. If there is another deterioration in economic conditions, our revenues, net income and results of operations could be materially adversely affected.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending and corresponding advertising trends in China. In addition, advertising spending generally tends to decrease during January and February each year due to the Chinese Lunar New Year holiday. Factors that are likely to cause our operating results to fluctuate, such as the seasonality of advertising spending in China, the effect of the global economic downturn on spending in China, a further deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, are discussed elsewhere in this annual report on Form 20-F. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Any failure to maintain existing relationships or build new relationships that allow us to place our flat-panel digital displays, advertising poster frames and traditional and LED digital billboards and to lease movie screen time in desirable locations would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of flat-panel digital displays, advertising poster frames, traditional and LED digital billboards and screen time in movie theaters, in desirable locations throughout major urban areas in China. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses related to locations in which we rent space for our displays and billboards, and with third-party location providers for our traditional billboard network, and lease screen time in movie theaters. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from one to five years, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with landlords and property managers on satisfactory terms, or at all. If we fail to maintain these relationships, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.

Under some of our display placement agreements in Guangzhou, Shenzhen, Dalian and Chongqing, the property manager has the right to terminate the agreement if the landlord or tenants in the building lodge complaints about our flat-panel digital displays. In addition, some of our display placement agreements in other cities allow the property manager to terminate the agreement if we fail to keep each flat-panel digital display operational for a minimum amount of time each year. If these tenants complain about our displays, or if the property manager claims we have failed to keep the flat-panel digital displays operational for the stipulated number of days each year, we may be required to remove our panels from these locations.

In accordance with the PRC Property Law, landlords enjoy property rights over public areas or facilities of residential or commercial properties. In substantially all cases, we obtain prior approval from relevant landlords or property managers before installing any of our advertising equipment in a location. For office buildings, in substantially all cases, we obtain prior approval directly from landlords, and only execute placement agreements with property managers that such landlords have authorized and designated for such purpose. For supermarkets and convenience stores, in substantially all cases, we obtain consents from and execute placement agreements directly with the market or store owners who have the exclusive right to operate the site. For residential locations, in a majority of cases, we execute placement agreements with property managers and, in a minority of cases, with property owners’ committees.

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

If we fail to maintain existing or building new relationships with landlords, property managers, movie theater operators and other relevant parties who operate or provide desirable locations in China, we may not be able to successfully maintain or expand our LCD display network, in-store network, poster frame network, traditional billboard network or movie theater advertising network in existing or new regions or diversify our network into new advertising networks or media platforms, which could harm our business, operations and financial condition as well as our growth potential and ability to increase our revenues.

If we are unable to obtain or retain desirable placement locations for our flat-panel digital displays, advertising poster frames and traditional and LED billboards or lease screen time in movie theaters in desirable locations on commercially advantageous terms or if the supply of desirable locations ceases to expand or diminishes, we could have difficulty in maintaining or expanding our network, our operating margins and earnings could decrease and our results of operations could be materially adversely affected.

Our location costs, which include lease payments to landlords and property managers under our display and advertising frame placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. For 2010, 2011 and 2012, our location costs accounted for 60.7%, 64.4% and 64.8% of our cost of revenues and 26.1%, 23.3% and 22.3% of our net revenues, respectively. In the future, we may need to increase our expenditures on our display and advertising frame placement agreements to obtain new desirable locations, renew existing locations and secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel digital displays, advertising poster frames and traditional and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. We also lease screen time from movie theaters in various cities in China. In the future, we may need to increase our expenditures on leasing screen time in order to secure desirable movie theater locations and screen time. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially adversely affected. In addition, in more developed cities, it may be difficult to increase the number of desirable locations in our network because most such locations have already been occupied either by us or by our competitors, or in the case of traditional and LED billboards, because the placement of outdoor installments may be limited by municipal zoning and planning policies. In developing cities, the supply of desirable locations may be small and the pace of economic development and construction may not provide a steadily increasing supply of desirable commercial and residential locations. If, as a result, we are unable to increase the placement of our advertising networks into commercial and residential locations that advertisers find desirable, we may be unable to expand our advertiser client base, sell advertising time slots and poster frame space on our network or increase the rates we charge for time slots and poster frame space, which could materially adversely affect our results of operations and financial condition.

If we are unable to attract advertisers to our networks, we will be unable to maintain or increase our advertising fees and advertising time on our networks, which could materially adversely affect our results of operations and financial condition.

The amounts of fees we can charge advertisers for time slots on our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional billboard network depend on the size and quality of these networks and the demand for advertising time on these networks. Advertisers choose to advertise on these networks in part based on the size of the networks and the desirability of the locations where we have placed our flat-panel digital displays and advertising poster frames and where we lease traditional and LED digital billboards, as well as the quality of the services we offer. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or pay the levels of advertising fees we require to remain profitable.

Any failure to attract advertisers to our networks could therefore materially adversely affect our results of operations and financial condition.

Acquisitions we have made, and any future acquisitions may expose us to potential risks and have a material adverse effect on our business operations, results of operations and financial condition.

We made a number of acquisitions in the past and may continue to do so in the future.  Although we conduct due diligence with respect to acquisitions that we undertake, we may not be aware of all of the risks associated with the acquisition targets.  Any discovery of adverse information concerning an acquired company after an acquisition is completed could have a material adverse effect on our business, results of operation and financial condition.

In addition, we may not be able to successfully integrate acquired business into our business and we may not realize the anticipated benefits of acquisition, such as expansion into new advertising platforms. The diversion of our management’s attention and any difficulties encountered in the process of integrating new operations, services and personnel with our existing operations could have an adverse effect on our ability to manage our business. Furthermore, we may not be able to generate sufficient revenues to offset the costs and expenses of acquisitions, incur costs (including those in relation to intangibles or goodwill) in excess of our projected costs for acquisitions, experience loss of or harm to relationships with employees or advertising clients as a result of integration of new businesses, or face challenges relating to new regulations governing cross-border investment by PRC residents.

In some cases, we may determine to write-off, dispose of or discontinue the operations of acquired companies that underperform. For example, in 2008, we disposed of CGEN’s in-store advertising operations, and discontinued the operations of Focus Media Wireless, both resulted in impairment losses that we recognized in 2008. In 2009, we aborted a contemplated initial public offering for our Internet advertising segment due to the economic recession in late 2008. As a result, between August and December 2009, we disposed of six underperforming subsidiaries in that segment through a series of individual transactions, which resulted in a loss on disposal of $44,054,471. In 2009, we also disposed of five underperforming subsidiaries engaged in poster frame, LCD display and traditional outdoor billboard advertising services segments, which resulted in a loss on disposal of $7,411,454. In 2011, we acquired approximately 15% of the outstanding shares of VisionChina Media Inc., or VisionChina (Nasdaq: VISN), for total cash consideration of $61.0 million. On the basis of the duration and severity of the decline in the market price of the equity affiliates shares, we concluded that there was a loss in value of the investment that is other-than-temporary and recorded an impairment loss of $38,265,294 and $7,264,781 in 2011 and 2012, respectively. In 2012, we disposed of four subsidiaries in traditional outdoor billboard segment through a series of individual transactions with their respective noncontrolling shareholders. We acquired each of these subsidiaries in 2011, and their disposal resulted in an impairment loss on goodwill of $907,776 relating to one of the disposed subsidiaries, and recorded a combined gain on disposal of $479,447.

Due to a number of factors, we may not realize the anticipated benefits from past or future acquisitions or we may become subject to unanticipated risks.  As a result, we may determine to write off, dispose of or discontinue the operations of companies we acquire, or experience other adverse consequences, any of which could have a material adverse effect on our business operations, results of operations and financial condition.

One or more of our regional distributors could engage in activities that are harmful to our industry reputation and business.

Out of the approximately 112 cities where we provide our LCD display network as of December 31, 2012, we covered approximately 30 cities through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We sell our flat-panel digital displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the respective cities where they operate. We also grant our regional distributors the right to use our “Focus Media,” “Framedia” and other brand names and logos. However, control or oversight over the everyday business activities of our regional distributors under these contractual arrangements, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of our LCD display network in the cities in which they operate. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our LCD display network that they operate independently, and our regional distributors may display advertising content that violates PRC advertising laws or regulations, exposes them and us to lawsuits or results in the revocation of their business licenses. If any of these events occurs, it could harm our industry reputation and business.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Accordingly, our management assessed our effectiveness of internal control over financial reporting as of December 31, 2012 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. Nevertheless, we cannot assure you that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. If we are unable to implement solutions to any deficiencies in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

Failure to manage our growth and operations could strain our management, operational and other resources and we may not be able to achieve anticipated levels of growth in the new networks and media platforms we operate, which could materially adversely affect our business and growth potential.

To manage our growth and operations, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. We may incur substantial costs and expend substantial resources in connection with any such expansion or to more challenging market conditions, due to, among other things, different technology standards, legal considerations and cultural differences. We cannot assure you that we will be able to efficiently or effectively manage the growth or changes in our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion or changes in operations may materially adversely affect our business and future growth.

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

We rely on a small number of suppliers for certain of our LCD display network equipment.

We rely on a small number of suppliers for certain of the equipment used in our LCD display network. In 2012, the majority of our LCD display equipment, in terms or dollars spent, was purchased from one supplier. If, as a result of a change in our relationship with our suppliers, for any reason, we can no longer obtain LCD display equipment in the same quantities, on favorable terms or at all, we will need to find other suppliers for our LCD display equipment. Such alternative suppliers may not be able to provide equipment of the same or comparable quality as our existing suppliers, may not be as reliable or responsive to our purchase orders and requests, or may otherwise not provide the same level of service as our existing suppliers. As a result, if we are no longer able to source equipment from our current suppliers, our maintenance, enhancement and expansion of our business may be adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our out-of-home advertising network, our net revenues may be negatively affected and our business may not expand or be successful.

We compete for advertising spending with many forms of more established advertising media. Our success depends on the acceptance of our out-of-home advertising network by advertisers and their continuing interest in these mediums as components of their advertising strategies. Our success also depends on the viewing public continuing to be receptive to our advertising network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our networks or that our networks do not provide sufficient value as effective advertising mediums. Likewise, if consumers find some element of our networks, such as the audio feature of our LCD screens, to be disruptive or intrusive, commercial locations, stores and movie theaters may decide not to place our flat-panel digital displays in their properties or lease us time in movie theaters, as applicable, and advertisers may view our advertising network as a less attractive advertising medium compared to other alternatives. In such event, advertisers may determine to reduce their spending on our advertising network. If a substantial number of advertisers lose interest in advertising on our advertising network for these or other reasons, we would be unable to generate sufficient revenues and cash flow to operate our business, and our advertising service revenues, results of operations and liquidity would be materially adversely affected.

We depend on the leadership and services of Jason Nanchun Jiang, who is our founder, chairman, chief executive officer and, one of our largest beneficial shareholders, and our business and growth prospects may be severely disrupted if we lose his services.

Our future success is dependent upon the continued service of Jason Nanchun Jiang, our founder, chairman, chief executive officer and, one of our largest beneficial shareholders. We rely on his industry expertise and experience in operating our business, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and many of the landlords and property managers of the properties covered by our network. We do not maintain key-man life insurance for Mr. Jiang. If he were unable or unwilling to continue in his present position, we may not be able to replace him easily or at all. As a result, our business and growth prospects may be severely disrupted if we lose his services.

We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs including for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities, could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, while the sale of additional equity securities would result in dilution to shareholders.

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

•                            PRC government regulation of foreign investment in advertising services companies in China;

•                            economic, political and other conditions in China; and

•                            PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition.

If we are unable to adapt to changing regulatory requirements or advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues which may materially adversely affect our results of operations, financial condition and business prospects.

The market for advertising requires us to continuously identify new advertising trends and the evolving technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 21-inch liquid crystal display, or LCD, screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We also upgraded portions of our poster frame network with digital poster LCD displays. Our movie theater advertising network provides advertising time prior to movie screenings by leasing screen time. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking and advanced audio technologies. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. In addition, the local authorities may issue temporary restrictions or prohibitions on outdoor advertising at the regional level in light of public events of large scales held locally. For example, the Shanghai local government issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and restrictive rules for applying for outdoor advertising for the period of preparation and hosting the World EXPO 2010, which ended on October 31, 2010. If we cannot succeed in complying with new regulatory requirements or developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material adverse effect on our net revenues, results of operation, financial condition and business prospects.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our advertising networks.

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

As an advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our LCD display network each of them operates. In general, the advertisements shown on our advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to the internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying them. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical equipment, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the content of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from advertiser clients. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are subject to the same legal requirements as advertisements shown on our LCD display network. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our LCD display network, in-store network, poster frame network, movie theater advertising network or traditional billboard network are provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant. In addition, we commenced operation of our traditional billboard network in January 2007. The placement and installation of traditional billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each traditional billboard subject to a term of use for a period of time, which is typically no more than two years for traditional billboards. If the existing traditional billboards placed by our location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of traditional billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.

In addition, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our advertising network. If consumers find the content displayed on our advertising network to be offensive, landlords, property managers, other location providers may seek to hold us responsible for any consumer claims or may terminate their relationships with us.

Moreover, if the security of our content management system is breached through the placement of unauthorized compact flash, or CF cards in our flat-panel digital displays and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable, accurate or legally compliant, our business model may become less appealing to viewers and advertising clients in China and our advertising clients may be less willing to place advertisements on our advertising network.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

We cannot be certain that our advertising displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially adversely disrupt our business.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business.

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation.

We have historically relied on a combination of trademark and copyright law, trade secret protection and restrictions on disclosure to protect our intellectual property rights. We enter into confidentiality and invention assignment agreements with all our employees. We cannot assure you, however, that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

We are in the process of registering in China many of the trademarks used in our business. We cannot assure you that any of our trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, or at all.

In addition, policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could disrupt our business, have a material adverse effect on our results of operations and financial condition.

We face significant competition, and if we do not compete successfully against existing and new competitors, we may lose market share, and our profitability may be adversely affected.

We compete with other advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also face competition from other out-of-home digital display advertising network operators for access to the most desirable locations in cities in China. Owners of individual buildings, hotels, restaurants, hypermarket, supermarket and convenience store chains and other commercial properties may also decide to independently, or through third-party technology providers, install and operate their own flat-panel digital display advertising screens. Our in-store network faces competition with similar networks operated by domestic out-of-home advertising companies. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, wireless communications, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.

In the future, we may also face competition from new entrants into the out-of-home advertising sector. Our sector is characterized by relatively low fixed costs and, as is customary in the advertising industry, we do not have exclusive arrangements with our advertising clients. In addition, since December 10, 2005, wholly foreign-owned advertising companies are allowed to operate in China, which may expose us to increased competition from international advertising media companies attracted to opportunities in China.

Increased competition could reduce our operating margins and profitability and result in decreased market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources, or exclusive arrangements with desirable locations, and others may successfully mimic and adopt our business model. Moreover, increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

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

Risks Relating to Regulation of Our Business

Our business operations may be affected by legislative or regulatory changes.

There are no existing PRC laws or regulations that specifically define or regulate out-of-home digital media. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising, our business licenses or otherwise affecting our business in China may materially adversely affect our business prospects and results of operations. An example of regulatory changes that affected our business was the introduction of “anti-spam” rules governing the sending of SMS messages without a user’s consent. These changes in rules governing wireless services contributed to a market environment that eventually contributed to our decision to terminate our mobile handset advertising network in 2008. Further, in 2009, in response to a regulation promulgated by Shanghai Municipality Government in early 2009 regarding the operation of boat-based advertising platform on the Huangpu River, we suspended our operation of an LED billboard aboard a boat we had purchased as an advertising platform on the Huangpu River. Accordingly, we recorded an aggregate impairment loss of $12.7 million for 2009, consisting of a $3.2 million impairment of acquired intangible assets and a $9.5 million impairment of the boat and LED equipment, as following renovations and outfitting of the boat for non-passenger and non-cargo services and an eight-month solicitation effort to use the boat for advertising purposes in other markets, we were unable to find a suitable alternative market where the boat could be put to active use.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, results of operations, financial condition and business prospects are subject, to a significant extent, to economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China and our liquidity and access to capital and our ability to operate our business.

The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, since December 10, 2005, foreign entities have been allowed to directly own 100% of a PRC advertising business if the foreign entity has directly operated an advertising business outside of China for at least three years, or to directly own less than 100% of a PRC advertising business if the foreign entity has directly operated an advertising business outside of China for at least two years. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. Moreover, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s generally emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s reserve requirement ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit. In response to the recent global and Chinese economic downturn, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth. Beginning in September 2008, the People’s Bank of China decreased the reserve requirement ratio and lowered benchmark interest rates several times in response to the global downturn. However, since January 2010, the People’s Bank of China has begun to increase the reserve requirement ratio again in response to rapid domestic growth, which may have a negative impact on the Chinese economy. In December 2011, however, the People’s Bank of China cut the reserve requirement ratio again to stimulate economic growth. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and PRC operating affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with certain of our PRC operating affiliates and their respective shareholders. In addition, such uncertainties, including any inability to enforce our contracts, could materially adversely affect our business operations. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our contractual arrangements agreements with certain of our PRC operating affiliates and their respective shareholders, and to other foreign investors, including you.

If tax benefits currently available to us in PRC were no longer available, our effective income tax rates for our PRC operations could increase.

We are incorporated in the Cayman Islands where no income taxes are imposed.

We generated substantially all our net income from our operations in China. Our China operations are conducted through our various PRC operating subsidiaries and PRC operating affiliates. Prior to January 1, 2008, pursuant to the Provisional Regulations on Enterprises Income Tax, our subsidiaries and operating affiliates were generally subject to enterprise income tax at a statutory rate of 33%.

Under the New EIT Law, which became effective as of January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including PRC domestic companies and foreign invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign invested enterprises. There is a transition period for enterprises, whether foreign invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law subject to relevant transaction rules. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “High and New Technology Enterprise,” or HNTE, are entitled to a 15% enterprise income tax rate. The HNTE status is subject to renewal every three years.

In addition, Notice of the State Council Concerning Implementation of Transitional Tax Incentives for HNTE Newly-established in Special Economic Zones and Shanghai Pudong New Area, or Circular 40, allows high tech companies established in the Special Economic Zones and Shanghai Pudong New Area to enjoy enterprise income tax exemptions for their first to second years of operation and a 50% reduction of the 25% statutory rate for their third to fifth years of operation.

Most of our PRC operating subsidiaries and PRC operating affiliates have completed transition from 33% to 25% starting from January 1, 2008.

Beijing Focus Media Wireless Co., Ltd. was qualified for the transitional tax period and thus enjoyed an enterprise income tax rate of 0% for 2008 and a 50% tax deduction from 2009 to 2011 at the preferential tax rate of 10%, 11% and 12%, respectively. In 2012, Beijing Focus Media Wireless Co., Ltd. renewed its HNTE status and therefore is subject to a preferential tax rate of 15% from 2012 through 2014.

Focus Media (China) Information Technology Co., Ltd. was incorporated on August 22, 2008 in one of the specific areas designated by the State Council, and obtained HNTE qualification on June 22, 2010. Therefore, Focus Media (China) Information Technology Co., Ltd. was exempt from enterprise income tax for the two years 2010 and 2011 and enjoys a 50% tax reduction from 2012 through 2014. Its HNTE status will be renewed in 2013.

Focus Media Culture Communication Co., Ltd. obtained approval from the relevant tax authority in May 2012 and is subject to a preferential tax rate of 15% from 2011 to 2020, as the entity was established in the western region of China engaging in one of the encouraged categories of business.

We cannot assure you that the tax authorities will not in the future discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of our preferential tax treatments or any change in the applicable preferential tax rates could materially increase our tax obligations.

Dividends we receive from our WFOE operating subsidiaries may be subject to PRC withholding tax.

The New EIT Law provides that a maximum income tax rate of 20% will be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. Pursuant to the New EIT Law, dividends generated after January 1, 2008 and payable by a foreign invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. For example, pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company.

We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our WFOE operating subsidiaries. Thus, dividends paid to us by our WFOE operating subsidiaries in China are subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the New EIT Law. If we are required under the New EIT Law to pay income tax on any dividends we receive from our subsidiaries, it will materially adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders. Furthermore, SAT promulgated in October 2009 the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements with other countries or regions. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our WFOE operating subsidiaries to our non-PRC subsidiaries which are their respective overseas parent companies, will be entitled to benefits under relevant tax treaties or other similar tax arrangements.

Dividends payable by our company to our foreign investors and gain on the sale of our ordinary shares or ADSs may become subject to taxes under PRC tax laws.

Under the New EIT Law and the implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises.” “Non-resident enterprises” are enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income of which is not effectively connected with the establishment or place of business. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

The New EIT Law also provides that dividend income between “qualified resident enterprises” is exempted income, which may imply that dividends we receive from our WFOE operating subsidiaries would be exempt from income tax if we are treated as a PRC resident enterprise for tax purposes, but we cannot assure you that we will be able to obtain such treatment for dividends paid to us by our WFOE operating subsidiaries. Moreover, if we are deemed to be a PRC resident enterprise under the New EIT Law, a foreign investor in us may be able to claim the benefits of any income tax treaty between his or her resident country and China. We cannot assure you, however, that treaty benefits will be available to you (for example with respect to the withholding tax rate on dividends) even if we are deemed a PRC resident enterprise.

Our PRC operating subsidiaries and PRC operating affiliates may have engaged in business activities without the necessary registration with local authorities. This could subject us to fines or other penalties, which could negatively impact our revenues or interfere with our ability to operate our business.

According to relevant PRC laws, a company shall conduct business within its business scope and make supplementary registrations with the relevant company registration authority if the company expands or changes its business operations. Furthermore, a company that sets up a branch to conduct an advertising business in a location where it is not registered must register with the local counterpart of the SAIC. As our business expands, some of our PRC operating subsidiaries or PRC operating affiliates may fail to register with the relevant local counterpart of the SAIC for their business expansion or for their branch offices in each of the cities where we operate and, as a result, we may be subject to administrative orders for rectification and penalties for failing to register. These penalties may include fines, disgorgement of profits or revocation of the business licenses of our PRC operating subsidiaries or PRC operating affiliates, although we believe that, as a matter of practice, the authorities typically impose an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that we will not be subject to these penalties as a result of violations of the requirement to register with the local counterparts of the SAIC for our business expansion or local branch offices, or that these penalties would not substantially inhibit our ability to operate our business.

We may in the future need to procure an Internet content provider, or ICP, license in connection with the operations of our newly acquired operating affiliate, Enjoy Media. If it is determined that such license is required and we are unable to successfully procure such license, we may be subject to fines, penalties or other sanctions.

In 2011, we acquired a controlling interest in Enjoy Media, a start-up company that is mainly engaged in the research and development of Q.com.cn (which focuses on distribution of electronic coupons), and related mobile phone applications. Under applicable PRC regulations relating to Internet information services, an ICP is required either (i) to obtain an ICP license from the Ministry of Industry and Information Technology, or MIIT, if it engages in a profitable online service, or (ii) to make a filing with MIIT if it engages in a non-profitable online service. As of the date of this annual report on Form 20-F, no significant revenue has been generated by Enjoy Media. As a result, we made the requisite filing with the MIIT in 2011 with respect to Q.com.cn. However, the distinction between profitable and non-profitable online service is unclear in practice and our online distribution of electronic coupons may be deemed as a profitable online service by the relevant authorities. In addition, our future business plan for Enjoy Media may involve businesses which are more commonly regarded as profitable online services. To ensure full compliance with PRC laws and regulations, we will apply for an ICP license if the authorities deem us to be a profitable ICP or our future business direction requires us to. If we are required to apply for an ICP license and are not successful in acquiring such license, Enjoy Media could face fines or other sanctions.

Strengthened scrutiny of acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our ordinary shares or ADSs.

Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. In connection with the New EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, we and certain of our subsidiaries and affiliates may be subject to additional income tax on capital gains generated from their disposition of relevant equity interests in 2009 and 2010. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.

By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and thus impose PRC income tax on a transfer of equity in an offshore company. Further, non-resident enterprises may be required to file with the PRC tax authorities to report their indirect transfer of equity interests in a PRC resident enterprise if the transferred offshore holding vehicles are incorporated in a tax jurisdiction where the effective income tax rate is less than 12.5% or if the income of its residents derived outside of such jurisdiction is free of income tax. It is not clear to what extent the holders of our ordinary shares or ADSs will be subject to these requirements. We have conducted and may conduct acquisitions and dispositions involving complex corporate structures, but we may not be able to make timely filing with the PRC tax authorities as requested. The PRC tax authorities may, at their discretion, impose or adjust the capital gains on us for any of our historical or future acquisitions or dispositions or on the holders of our ordinary shares or ADSs for their disposition of our ordinary shares or ADSs, or request us or the holders of our ordinary shares or ADSs to submit additional documentation for their review in connection with any relevant acquisitions or disposition, thereby causing us or the holders of our shares or ADSs to incur additional costs.

PRC rules on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the CSRC promulgated Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was revised in 2009. The New M&A Rule, among other things, requires that an offshore special purpose vehicle, or SPV, formed for listing purposes through the acquisition of a PRC domestic company and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. Based on consultation with the International Department of the CSRC regarding its interpretation of the New M&A Rule, our PRC counsel, Global Law Office, advised us that the CSRC’s approval was not required for the listing of our ADSs on the NASDAQ Stock Market, or NASDAQ, and subsequent ADS offerings. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was, or will be, required for future offerings of our ADSs on NASDAQ, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation into the PRC of the proceeds from any offering of our ADSs, or take other actions that could have a material adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic company. In addition, on August 25 2011, the PRC Ministry of Commerce promulgated the Rules of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. Under the Ministry of Commerce Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors that raise concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The application and interpretation of the Ministry of Commerce Security Review Rules remain unclear. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule and Ministry of Commerce Security Review Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

Restrictions on currency exchange may limit our ability to utilize our revenues or fund our business effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible into foreign currency for certain transations, including payment of dividends to offshore holding companies such as our company, by applying to banks which must comply with SAFE regulations and are supervised by SAFE. However, we cannot assure you that the relevant PRC governmental authorities will not further limit or eliminate our ability to convert the Renminbi into or purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. The ability of our WFOE operating subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us, is subject to limitations and requires approvals from, or registration with SAFE and/or other relevant PRC governmental authorities. Such limitations and restrictions could affect our ability to fund our business in China from any offering proceeds we raise outside China.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar affects our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2013, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In 2012, the Renminbi appreciated 1.02% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes

From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu or avian flu and more recently, China has encountered incidents of the H7N9 avian flu. These diseases, which are spread through poultry populations, are capable in some circumstances of being transmitted to humans and are often fatal. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and spread to other countries. Cases of swine flu were reported in Hong Kong and mainland China. A new outbreak of SARS or an outbreak of swine or avian flu, including H7N9, may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our advertising services. Any recurrence of the SARS outbreak, an outbreak of avian or swine flu or a development of a similar health hazard in China may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences could severely impact the value of our advertising networks, significantly reduce the advertising time purchased by advertisers and severely disrupt our business operations. In addition, losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China.

Similarly, war (including the potential of war), terrorist activity (including threats of terrorist activity), natural disasters, social unrest, geopolitical uncertainty or international conflict may also have a material adverse effect on our business and results of operations. In particular, the recent uncertainty on the Korean Peninsula and territorial dispute between China and Japan over the Diaoyu Islands may adversely impact our business operations. We may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be materially adversely affected and our reputation may be harmed.

The audit report included in this annual report on Form 20-F are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations will find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Relating to Our ADSs and Our Trading Markets

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. From July 13, 2005 to April 26, 2013, the closing prices of our ADSs on NASDAQ has ranged from a low of $5.12 to a high of $65.10 per ADS and the last reported sale price on April 26, 2013 was $27.20. From July 13, 2005 until April 10, 2007, we used an ADS-to-share ratio of one-to-10. Starting April 11, 2007, we reduced this ratio to one-to-five. All ADS trading prices on NASDAQ set forth in this annual report on Form 20-F, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of one-to-five. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.

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

The Nasdaq Listing Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules, including, among others, the shareholder approval rules. Under Nasdaq Listing Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions. This includes the issuance of shares to officers or directors in a private placement at a price less than market value, which is considered a form of equity compensation. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares to officers or directors in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price represents fair value for the shares being issued. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances. For example, in connection with the subscription for our ordinary shares by JJ Media Investment Holding Limited (an entity owned by Jason Nanchun Jiang), or JJ Media, in September 2009, our audit committee approved a price equal to the per-share equivalent average trading price of our ADSs during the twenty days prior to the subscription date, which in the event was slightly lower than market value but which our directors considered to represent fair value. As a result, you may receive less shareholder protection from dilution and other matters than if we were not a foreign private issuer.

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

Jason Nanchun Jiang beneficially owned approximately 19.39% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In particular, on December 19, 2012, our company entered into the merger agreement (as defined below) relating to a “going private” transaction. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.” Immediately following the merger contemplated thereby, our company, as the surviving company, will be benefically owned by Mr. Jiang, among others. In connection with the proposed merger, Mr. Jiang, Fosun International Limited and certain members of our senior management team have agreed to vote all of ordinary shares they beneficially own, which represent approximately 36.26% of our outstanding ordinary shares (excluding outstanding options and restricted share units), in favor of the authorization and approval of the merger agreement and the merger.

In addition, Mr. Jiang has historically entered into agreements involving the ordinary shares of our company. For instance, on September 10, 2010, Mr. Jiang (through his wholly-owned subsidiary JJ Media) entered into three Capped Call Transactions, which transactions were subsequently amended on June 22, 2011, September 22, 2011 and November 25, 2011. Mr. Jiang (through his wholly owned affiliate, JJ Media) entered into the Capped Call Transactions in order to gain synthetic economic exposure to our company’s shares over time. Such Capped Call Transactions are cash-settled and settlement will not affect Mr. Jiang or JJ Media’s ownership of our ordinary shares. Concurrently with entering into such Capped Call Transactions, JJ Media received aggregate proceeds of approximately $153.1 million as the selling shareholder in an underwritten public offering of 8.1 million ADSs, representing approximately 5.7% of our total outstanding share capital at the time. Mr. Jiang also made an US$11.0 million block trade purchase of our ADSs on November 22, 2011, representing approximately 0.5% of our total outstanding share capital at the time. Accordingly, Mr. Jiang has historically entered, and may continue to enter, into transactions relating to his holdings in our company in connection with his personal investments and financing activities. Mr. Jiang has repeatedly affirmed his commitment to our company and we expect that he will remain a major shareholder in our company. All transactions he enters into are made pursuant to our securities trading policy and relevant U.S. securities laws and are disclosed in Mr. Jiang’s filings under Form 13D to provide relevant disclosure to investors.

Further, Jason Nanchun Jiang is also one of two shareholders of Focus Media Advertisement with which we have contractual arrangements that are significant for our business. The continuing cooperation of Focus Media Advertisement and its shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us.

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

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including, among others:

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we regularly publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2012, and we do not expect to be a PFIC for 2013 or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for the purpose of the PFIC rules. If it is determined that we do not own the stock of our consolidated variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for 2013 or any future taxable year. For more information on PFICs, see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation.”

The voting rights of holders of ADSs are limited by the terms of the ADS deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the amended and restated deposit agreement, dated as of April 9, 2007, by and among our company, Citibank, N.A. as depositary and the holders and beneficial owners of ADSs issued thereunder, or the ADS deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the ADS deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the ADS deposit agreement, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

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

Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the ADS deposit agreement, or for any other reason.

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

In conjunction with the change in our business model in May 2003 and to facilitate foreign investment in our company, we established our offshore holding company, Focus Media Holding Limited, as a company registered in the British Virgin Islands. On April 1, 2005, we completed the process of changing Focus Media Holding Limited’s corporate domicile to the Cayman Islands and it is now a Cayman Islands company. On July 13, 2005, our ADSs were listed for quotation on NASDAQ and on July 19, 2005 we and certain of our shareholders completed an initial public offering and sale of 11,615,000 ADSs.

In January 2006, we acquired Framedia which operates a network of advertising poster frames placed primarily in elevators and public areas of residential complexes in China.

On January 31, 2006, we and certain of our shareholders completed a public offering and sale of 7,415,389 ADSs.

In February 2006, we acquired Target Media, which operated an out-of-home advertising network using flat-panel digital displays placed in elevator lobbies, elevators and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Since the completion of the acquisition of Target Media, the operations of Target Media have been integrated with our operations.

In March 2006, we acquired Dotad Media Holdings, which operates a mobile-phone advertising service in China through China Mobile’s and China Unicom’s mobile phone networks. Following the acquisition of Dotad Media Holdings, we renamed the acquired company Focus Media Wireless Co., Ltd., which is also referred to as Focus Media Wireless throughout this annual report on Form 20-F. In December 2008, we discontinued the operations of our mobile-phone advertising network, and this business is accounted for as a discontinued operation.

On June 21, 2006, we and certain of our shareholders completed a public offering and sale of 7,700,000 ADSs.

In September 2006, we completed the acquisition of a 70% equity interest in Appreciate Capital Limited, or ACL, a British Virgin Islands company. ACL, through its PRC affiliated entity, leases screen time from movie theaters in cities in China, which it then sells as screen time slots to advertisers.

On September 22, 2006, certain of our shareholders completed a public offering and sale of 2,459,345 ADSs.

In September 2006, Jason Nanchun Jiang, our chairman and chief executive officer, through his wholly owned investment vehible JJ Media, entered into a variable pre-paid forward contract with Credit Suisse, pursaunt to which JJ Media pledged and monetized 20 million of our ordinary shares held by JJ Media.

During the fourth quarter of 2006, we completed the acquisition of Fengjing Advertisement Company, or Fengjing. We signed a definitive term sheet to acquire a 95% equity interest in Fengjing in July 2006 to further expand our outdoor LED billboard network in Shanghai.

On January 31, 2006, we and certain of our shareholders completed a public offering and sale of 7,415,389 ADSs.

In March 2007, we completed the acquisition of Allyes, a Cayman Islands company, which operates an Internet advertising marketing agency and technology services company through its PRC affiliated entities.

In June 2007, we acquired Hua Kuang Advertising Company Limited, a Hong Kong company, and its PRC subsidiary, which operates a traditional billboard network through its PRC affiliated entities.

On November 13, 2007, we and certain of our shareholders, primarily consisting of the former shareholders of Framedia, Dotad Media Holding and Allyes, completed a public offering and sale of 13,720,873 ADSs.

On January 2, 2008, we completed the acquisition of CGEN. In accordance with the share purchase agreement entered into on December 10, 2007, we made a cash payment of US$168.4 million to the former shareholders CGEN and the former shareholders of CGEN delivered 100% of the equity interest in CGEN to us. In December 2008, we disposed of CGEN, and no longer receive revenues from this business.

On March 20, 2008, our chairman Jason Nanchun Jiang, through his wholly owned entity JJ Media, purchased 100,000 Focus Media ADSs at an average price of USD34.19 per ADS in the open market.

On July 16, 2008, we announced the implementation of a share repurchase program of up to $100 million, pursuant to which we repurchased approximately 2,588,342 of our ADSs on the open market for approximately $47.5 million.

In September 2009, we terminated an agreement we had entered into in December 2008 to sell substantially all of the assets of our advertising networks using LCD displays, in-store and poster frame to SINA Corporation. In 2008, these assets were accounted for as assets-held-for-sale and their results were presented as discontinued operations. Following the termination of the agreement in September 2009, these assets were reclassified as assets-held-for-use and the results have been presented as continuing operations for all periods presented.

On September 23, 2009, Jason Nanchun Jiang, through JJ Media, subscribed for 75 million ordinary shares to be newly issued by our Company. Our company issued these ordinary shares on November 18, 2009.

In January 2010, certain Allyes employees and management and directors and certain members of our management and directors entered into a definitive agreement with us and Allyes to buy-out an aggregate 38% interest in Allyes from us. Pursuant to the terms of the agreement, the purchasers paid an aggregate $13.3 million for a 38% equity interest in Allyes. On July 30, 2010, we further sold the remaining 62% equity interest in Allyes to Silver Lake, a third party investor, at a cash consideration of $124 million.

On September 13, 2010, Jason Nanchun Jiang, through JJ Media, sold 8,100,000 of our ADSs in an underwritten public offering.

On November 22, 2011, Mr. Jiang made a $11.0 million block trade purchase of our ADSs, representing approximately 0.5% of our total outstanding share capital at that time.

On December 30, 2010, we signed an agreement to purchase, and on January 13, 2011, we paid approximately $61.0 million for, 15,331,305 shares, or approximately 15% of the total outstanding shares of VisionChina one of China’s largest out-of-home digital digital display advertising networks on mass transportation systems. The purchase price was calculated as the greater of (1) the average closing price of VisionChina’s ADSs in the 20 trading days preceding the purchase plus $0.10 per share and (2) the closing price of VisionChina’s ADSs on the date immediately preceding the purchase plus $0.05 per share, which resulted in a per-share purchase price of $3.979.

In December 2011, we acquired control of Enjoy Media, for RMB5.1 million. Enjoy Media is start-up company that is mainly engaged in the research and development of Q.com.cn (which focuses on distribution of electronic coupons), and related mobile phone applications. As of the date of this annual report on Form 20-F, no significant revenue has been generated by Enjoy Media. Enjoy Media’s results are included within our LCD display network business. We effectively obtained a 51% controlling interest in Enjoy Media through a series of contractual arrangements with Enjoy Media, whereby July Lilin Wang, our vice president of finance, serves as our nominee shareholder of record for the 51% equity interest in Enjoy Media. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year and to reserve up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year (starting from 2012 earnings) that could be used, at the discretion of the board of directors, to increase the dividend payment or the size of our share purchase program in effect at that time, or the dividend policy. The dividends were to be paid out on a quarterly basis in the calendar year to shareholders of record as of June 30, September 30 and December 31, respectively. Non-GAAP net income is calculated excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity method investee, impairment charges of goodwill, loss from the write-off of certain assets of previously acquired subsidiaries and the profit from the disposal of the previously acquired business. The dividend payments commenced in 2012 in respect of our non-GAAP net income for 2011. A dividend of $17.6 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012; a dividend of $17.4 million, or $0.0272 per ordinary share, was paid out on July 16, 2012 to shareholders of record on June 10, 2012; and a dividend of $17.3 million, or $0.0272 per ordinary share, was paid out on October 16, 2012 to shareholders of record as of September 28, 2012.

During the third and fourth quarter of 2012, we disposed of four subsidiaries previously acquired in 2011 in the traditional outdoor billboard advertising business. Due to advertising spending uncertainties in the medium term and our continued view that the traditional outdoor billboard network is not a core business segment, we decided to downsize this business segment by divesting four subsidiaries within the segment. Therefore, the results of these four subsidiaries have been classified as discontinued operations for the years ended December 31, 2011 and 2012.

On November 27, 2012, our board of directors resolved to postpone the determination of the timing of announcement and payment of the remaining cash dividends in respect of 2011 due to the possible “going private” transaction. For more information about the going private transaction, see “Item4. Information on the Company — A. History and Development of the Company — Going Private Transaction.” Under the terms of the going private merger agreement, our company is not permitted to pay any dividends or repurchase any of our ordinary shares pending consummation of the merger. As a result, on March 19, 2013, our board of directors resolved to terminate the Company’s previously announced share repurchase program and dividend policy.

For a description of our principal acquisitions and divestitures, see “Item 5. Operating and Financial Review and Prospects — Acquisitions.”

Going Private Transaction

We announced on August 13, 2012 that our board of directors had received a preliminary non-binding proposal letter, dated August 12, 2012, from affiliates of FountainVest Partners, The Carlyle Group, CITIC Capital Partners, CDH Investments and China Everbright Limited and Mr. Jason Nanchun Jiang, our chairman and chief executive officer, and Mr. Jiang’s affiliates to acquire all of our outstanding shares for $27.00 in cash per ADS or $5.40 in cash per ordinary shares in a “going private” transaction.

On December 19, 2012, our company entered into a definitive agreement and plan of merger with Giovanna Parent Limited and Giovanna Acquisition Limited, or the merger agreement. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Giovanna Acquisition Limited will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Giovanna Parent Limited, or the merger. Pursuant to the merger agreement, each of our ordinary share issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive $5.50 in cash without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the effective time of the merger will represent the right to surrender the ADS in exchange for $27.50 in cash without interest and net of applicable withholding taxes, other than (i) a portion of our ordinary shares and ADSs beneficially owned by Jason Nanchun Jiang and Fosun International Limited immediately prior to the effective time of the merger, which will be rolled over in the merger, and (ii) ordinary shares owned by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger under the Cayman Companies Law, which ordinary shares will be cancelled at the effective time of the merger for the right to payment of the appraised value of such ordinary shares in accordance with the Cayman Companies Law. Ordinary shares owned by us and ordinary shares reserved (but not yet allocated) by us for settlement upon exercise of any awards issued under our share incentive plans will all be cancelled for no consideration at the effective time of the merger.

Immediately after the completion of the merger, Giovanna Parent Limited will be indirectly beneficially owned by Jason Nanchun Jiang, our chairman and chief executive officer; affiliates of and funds managed by Giovanna Investment Holdings Limited, an entity owned and controlled by Carlyle Asia Partners III, L.P.; Gio2 Holdings Ltd., an entity owned and controlled by FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital Fund II, L.P., and their respective parallel funds and affiliates; Power Star Holdings Limited, an entity owned and controlled by CITIC Capital China Partners II, L.P. and its affiliates; State Success Limited, an entity owned and controlled by affiliates of China Everbright Structured Investment Holdings Limited; and Fosun International Limited and/or its affiliates, or, collectively, the consortium. Jason Nanchun Jiang and Fosun International Limited and their respective affiliates, collectively, currently beneficially own, in the aggregate, approximately 35.7% of our outstanding ordinary shares (excluding outstanding options and restricted share units).

Our board of directors, acting upon the unanimous recommendation of the independent committee, which is comprised solely of directors unrelated to our management, the consortium, the holding company of Giovanna Parent Limited, Giovanna Parent Limited or Giovanna Acquisition Limited, approved the merger agreement and the merger and resolved to recommend that our shareholders vote to authorize and approve the merger agreement and the merger. The independent committee negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

The merger is subject to various closing conditions, including a condition that the merger agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the our shareholders convened to consider the authorization and approval of the merger agreement. Pursuant to voting agreements they entered into in connection with the merger, Jason Nanchun Jiang and his controlled affiliates, Fosun International Limited and certain members of our senior management team have agreed to vote all of the ordinary shares they beneficially own, which represent approximately 36.26% of our outstanding ordinary shares (excluding outstanding options and restricted share units), in favor of the authorization and approval of the merger agreement and the merger.

We held our extraordinary general meeting on April 29, 2013 and our shareholders voted in favor of the proposal to authorize and approve the merger agreement and the merger.  The merger is expected to be completed in May 2013, subject to the satisfaction or waiver of the conditions set forth in the merger agreement.  Upon completion of the merger, we will become a privately held company and our ADSs will no longer be listed on NASDAQ.

B. Business Overview

We are founded on two major premises:

•                  Continued growth of the Chinese advertising market driven by the increasing urban population and the increasing disposable income of the Chinese population impelled by continued moderate to high speed GDP growth in China.

•                  The philosophy that the evolution of the Chinese urban population lifestyle triggers the evolution of the advertising spending pattern in China and hence presents market opportunities for us to capture the shift in advertising spending. As the Chinese urban population lifestyle changes, consumers become increasingly more elusive to advertisers, and have over time resulted in making traditional media such as television and newspapers advertising increasingly ineffective and inefficient. As a result, the Company has and will continue to seek to build dominant market share in media platforms that are more effective and efficient in capturing the attention of the Chinese urban population.

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

The following is a summary description of the networks we operate:

•                  our LCD display network, which refers to our network of flat-panel digital displays placed in high-traffic areas of commercial, residential and public buildings, such as malls, hotels and the lobbies of apartment buildings, marketed to advertisers as separate channels targeting different types of consumers, primarily including our premier A1 channel, premier A2 channel, and LCD 2.0 digital picture screens channel, as well as the LED digital billboards installed on street-sides in major shopping districts in Shanghai;

•                  our in-store network, which refers to our network of flat-panel digital displays placed in specific product areas inside stores with high-traffic concentrations, such as selected consumer product sections and the main aisles in large-scale chain retail stores, inside hypermarkets, as well as inside selected supermarkets and convenience stores;

•                  our poster frame network, which refers to our network of traditional picture and digital advertising poster frames placed mainly in elevators and public areas of commercial or residential buildings;

•                  our movie theater advertising network, which refers to our right to sell advertising time on movie screens prior to movie screenings at movie theaters in China; and

•                  our traditional billboard network, which refers to our network of traditional outdoor billboards. This network is operated by Hua Kuang Advertising Company Limited, Shanghai OOH Advertisement Co., Ltd. and other PRC operating subsidiaries under Hua Kuang Advertising Company Limited, or, collectively, OOH. OOH leases the billboards from landlords and offers the billboard advertising space to advertisers. As we have historically been primarily a digital outdoor advertising company that places advertising assets in innovative locations, such as office lobbies and elevator banks, targeting specific demographics and a company that directly owns (not leases) its outdoor media assets, we do not consider our traditional billboard network to be part of our core business.

Since we commenced our current business model in May 2003, we have experienced significant growth in our network and in our financial results. As of December 31, 2012, we operated our LCD display network directly in approximately 82 major cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen, and indirectly through contractual arrangements with regional distributors in approximately 30 additional cities. Between January 1, 2012 and December 31, 2012, the number of displays in our LCD display network increased from 155,751 to 172,326 and the number of flat-panel digital displays installed in our in-store network increased from 50,076 to 52,267. As of December 31, 2012, our in-store network covered 1,703 hypermarkets, 153 supermarkets and 625 convenience stores. The total number of Frame 1.0 picture frames available for sale in our poster frame network was 505,571 in aggregate as of December 31, 2012, as well as 36,341 Frame 2.0 digital picture screens as of the same date, mainly in Beijing, Shanghai, Guangzhou and Shenzhen. For our movie theater advertising network, we leased screen time in approximately 377 movie theaters (consisting 2,730 screens) in cities across China as of December 31, 2012.

In our earnings release for the fourth quarter and full year 2011 released on March 19, 2012, we announced a change in our classification of LCD 1.0 picture frame devices from the LCD display network to the poster frame network. The data for each of the quarters in 2010 and 2011 reflect this reclassification, which we applied consistently thereafter. The reclassification was intended to help investors gain a better understanding of our media platform and the differentiations between different types of devices, and to better align our display operating metrics with our internal financial reporting. Historically, for screen count purposes we categorized the LCD 1.0 picture frame devices in the LCD display network because those devices were developed by our LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have always been and will continue to be categorized under the poster frame network.

The following table sets forth selected operating data with respect to our LCD display network, in-store network and poster frame network.

	As of
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(In thousands)
LCD display network :
Number of LCD screens
— Our direct cities(1)	90,858	82,270	85,627	96,506	99,823	103,354	107,454	113,859	119,744	125,267	127,281	126,177
— Our regional distributors(2)	6,196	5,234	5,521	6,659	7,195	7,554	8,572	8,256	9,157	9,734	9,589	10,534
Total number of LCD screens(1)	97,054	87,504	91,148	103,165	107,018	110,908	116,026	122,115	128,901	135,001	136,870	136,711
Number of LCD 2.0 digital picture screens	26,329	31,630	32,491	33,333	32,491	31,363	32,478	33,636	34,375	35,112	35,535	35,615
Total displays in LCD display network	123,383	119,134	123,639	136,498	139,509	142,271	148,504	155,751	163,276	170,113	172,405	172,326

In-store network:
Number of displays in our in-store network	40,848	45,686	45,613	48,179	48,826	50,129	50,696	50,076	49,330	51,995	53,239	52,267
Number of stores in our in-store network	2,772	2,845	2,587	2,858	2,777	2,837	2,841	2,801	2,557	2,476	2,427	2,481

Poster frame network: (1)
— Frame 1.0 picture frames (1)(3)	244,262	261,860	302,778	328,089	373,323	382,472	421,182	445,126	473,360	484,145	497,269	505,571
— Frame 2.0 digital picture screens	35,599	35,835	35,983	35,810	35,685	35,217	34,711	35,050	35,575	35,616	35,892	36,341
Total displays in poster frame network	279,861	297,695	338,761	363,899	409,008	417,689	455,893	480,176	508,935	519,761	533,161	541,912

(1)       Pursuant to the re-classification described above, the data presented here reflect the re-classification of 9,102, 23,171, 26,274, 28,077, 30,595, 27,527, 29,878 and 30,804 LCD 1.0 picture frame devices from the LCD display network to the poster frame network under Frame 1.0 picture frames as of March 31, June 30, September 30 and December 31, 2010 and March 31, June 30, September 30 and December 31, 2011, respectively.

(2)       Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate.

(3)       Includes both traditional poster frames and digital frames that carry the Framedia logo, as well as LCD 1.0 picture frame devices that carry the Focus Media logo.

Our Networks

LCD Display Network

As of December 31, 2012, approximately 32% (LCD screens only) and 42% (LCD screens plus LCD digital 2.0 picture screens) of the displays in the LCD display network were located in commercial office buildings. The locations in our LCD display network also include shopping malls, banks, hotels and other public areas. In addition, we installed 96 LED digital billboards on street-sides in major shopping districts in Shanghai. We market our LCD display network to advertisers of consumer products and services, such as fast moving consumer goods, automobiles, home electronics, mobile communications devices and services, cosmetics, health products, financial services, among others. As of December 31, 2012, our LCD display network, including the portions of our LCD display network operated by our regional distributors, was comprised of 172,326 flat-panel digital displays placed in approximately 112 cities throughout China. These data take into consideration the re-classification described in the operating data table disclosure above. Our LCD display network consists of flat-panel digital displays, including LCD screens and LCD 2.0 digital picture screens that carry the Focus Media logo. The display devices on our LCD display network have the technical capacity to show video images as well as fixed images. We operate our LCD display network directly in approximately 82 cities and indirectly through contractual arrangements with regional distributors in approximately 30 additional cities. Although the substantial majority of our operations are located in China, we have contractually engaged distributors in countries and regions outside of mainland China, including Hong Kong, Taiwan and Singapore, among others.

As we expand the number of venues in our LCD display network, we continue to separate certain types of venues into distinct stand-alone channels of this network. Starting from January 1, 2011, we restructured our premier office building A channel and our premier office building B channel into our premier A1 channel and premier A2 channel, respectively. As of December 31, 2012, we had stand-alone channels that we market as separate focused channels of our LCD display network, primarily including our premier A1 channel, premier A2 channel, and LCD 2.0 digital picture screens channel, as well as interactive screen channel and LED digital billboard channel, etc.

A majority of the content displayed on our LCD display network and in-store networks consists of advertisements which are broadcast repeatedly throughout a day.

We believe that by increasingly offering new advertising channels on our LCD display network, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.

Expanding our network through regional distributors enables us to provide our advertisers with broader nationwide coverage and to test, develop and evaluate these regional advertising markets without our having to incur start-up and ongoing expenses for direct operations at the early stages of their development. We seek to acquire our regional distributors when we believe it is more likely for us to benefit economically from integrating their operations into our direct operations. We do not have the contractual right to purchase our regional distributors, and any such acquisition must be negotiated with each regional distributor separately.

Each of our regional distributors operates independently from us and is responsible for independently complying with all relevant PRC laws and regulations, including those related to advertising. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our industry reputation and business.”

In-store Network

We commenced operations of our in-store network in April 2005. As of December 31, 2012, we had placed 52,267 flat-panel digital displays in 1,703 hypermarkets, 153 supermarkets and 625 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store digital display advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, cosmetics, household, kitchen, bathroom products, etc.

Poster Frame Network

We own and operate a network of traditional and digital advertising poster frames deployed primarily in the elevator lobbies, elevators and public areas of residential and commercial buildings, as well as other public locations. We place advertising frames in such areas in which we lease space and sell frame space to advertising clients on a per frame basis for periods of one week or longer. Generally, several advertising poster frames can be placed in each elevator. As of December 31, 2012, we had installed 505,571 traditional poster frames and 36,341 digital poster frames in cities throughout China. These data take into consideration the re-classification described in the operating data tables presented above. Our digital poster frames use high-resolution LCD displays.

Movie Theater Advertising Network

We operate our movie theater advertising network by selling leased screen time as time slots to advertisers. We have the right to screen time prior to the screening of each movie shown in the theaters covered by our movie theater advertising network. As of December 31, 2012, we had rights to lease advertising time on screens in 377 movie theaters (consisting of 2,730 screens) in cities across China.

Traditional Billboard Network

We also operate an advertising network of traditional outdoor billboards, which we do not consider to be part of our core business. The network consists of large outdoor billboards in high-traffic areas in Beijing, Shanghai, Guangzhou and most second-tier cities, traditional poster billboards installed by the roadsides of national and provincial highways and on the top side of building structures, as well as advertisement light boxes installed inside large, public buildings. OOH leases the billboards from landlords or agents, and offers the billboard advertising space to advertisers.

Our tradition billboard network serves a distinct purpose from, and attracts advertisers with different needs than those who use, our core business networks (LCD display network, in-store network, poster frame network and move theater advertising network). We have historically been primarily an advertising company that targets specific demographics using innovative digital advertising media in innovative locations, using assets we own. The media assets of our core businesses, such as our LCD display network, in-store network and poster frame network, tend to be placed in locations such as commercial and residential buildings, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. Thus, in order to attract advertisers, landlords generally need to connect with us, and we may place advertisements on a large number of flat-panel digital displays and advertising poster frames installed in the lobbies of such buildings across neighborhoods, entire cities or even nationwide. In addition, our core businesses primarily utilize digital media assets that can easily accommodate multiple advertisements in a given time period.

By contrast, our traditional billboard network, operated by OOH, targets a broader demographic with traditional advertising assets such as large outdoor billboards placed on roads and streets. The assets of OOH tend to be much larger outdoor assets that individually may attract advertisers looking for a particular location for long stretches of time. OOH primarily relies on traditional media assets that only allow for one advertisement for a given time period.

These distinctions between our core businesses and the traditional billboard network also result in a significantly different cost structure, with our traditional billboard network generally having much lower gross margins due to greater competition and diffusion of control in the traditional billboard market.

Advertising Clients, Sales and Marketing

Our Advertising Clients

Our advertising clients comprised both direct advertising clients and indirect advertising clients. The indirect advertising clients are clients who procure our advertising services through advertising agencies, such as WPP, Dentsu, ZenithOptimedia, ChinaVisual, Optimum Media Direction, Guangdong Advertising Company, etc.

The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. Our advertising clients (both direct and indirect) include leading international and domestic brand name advertisers such as JD.com, P&G China, BeingMate, Samsung China, Lenovo China, FAW Volkswagen, China Mobile, Yum! China, Mengniu Dairy and Yili Dairy, which together accounted for approximately 18% of our aggregate revenue for continuing operations in 2012.

No single advertising client accounted for more than 3% of our revenues in 2012 and no single advertising agency, including affiliated agencies, accounted for more than 11% of our revenues in 2012. We believe the appeal and effectiveness of our advertising network is largely evidenced by the placing of multiple advertising campaigns on our network by a significant number of advertising clients, which is reflected in percentage increases in advertising fees we receive from such individual clients over time.

Sales and Marketing

We employ an experienced advertising sales force that covers the cities in which we directly operate. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our advertising networks as marketing channels, and relevant information regarding the advertising industry. Our sales team is organized by city and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily movie theater advertising networks and traditional poster frames operated by third parties. We maintain separate sales teams for our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional billboard network. We have begun engaging in cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.

Advertising Contracts

We mainly offer advertisers five-, fifteen- or thirty-second time slots on our LCD display network (for LCD screens and LED digital billboards), in-store network and movie theater advertising network. For our traditional billboard network, we provide billboard space on a monthly basis. For our LCD display network, our standard advertising package includes a time slot on our entire network or a particular building channel in each city in which the advertiser wishes to display the advertisement. For our in-store network, time slots are generally sold on a chain-by-chain basis and regional basis. For our movie theater advertising network, time slots are sold on a regional or entire network basis. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.

For our LCD 2.0 digital picture screens on our LCD display network and our flat-panel digital displays in our poster frame network, we offer advertisers time slots that vary according to length, number of repeated broadcasts per day and number of locations in which they appear. For our advertising picture frames in our poster frame network, advertising clients purchase frame space on a per-frame basis for terms of one week or more.

Network Monitoring and Media Measurement

We provide a number of services in connection with each client’s advertising campaign. Our network operations team generally monitors the displays in our networks on a weekly basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the display of their advertisements on our networks. The report generally includes a list of buildings where our client’s advertisements were displayed as well as photographs of representative flat-panel digital displays showing their advertisements being displayed. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel digital displays and the proper dissemination of the advertisements, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisements.

Aside from third-party verification services, we and our regional distributors conduct substantially all client services using our own employees or the employees of the relevant regional distributor, respectively. In Beijing, Guangzhou and Shandong Province, we contract some of these services to third-party agents. These agents provide us with network development, installation, maintenance, monitoring and reporting services.

We believe our advertising clients derive substantial value from our provision of advertising services targeted at specific segments of consumer markets. Market research is an important part of evaluating the effectiveness and value of our business to advertisers. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as Nielsen Media Research, CTR Market Research and Sinomonitor. We typically consult such studies to assist us in evaluating the effectiveness of our network for our advertisers. A number of these studies contain research on the numbers and socio-economic and demographic profiles of the people who visit the locations in our network.

Programming

Substantially all of the content on our network consists of visual or audiovisual advertising provided to us by our advertising clients. With respect to our flat-panel digital display, we also provide a limited amount of time for landlords and property managers to display location-specific information, building announcements and related promotional material on our network. We typically do not produce or create the advertising content shown on our network, except our own marketing content. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations, while our agreements with our regional distributors require each of them to review the contents shown on the portion of the network they operate for compliance with PRC laws and regulations. See “ — Regulatory Matters — Regulation of Advertising Services — Advertising Content.”

Pricing

For information regarding factors that affect our pricing, see “Item 5. Operating and Financial Review and Prospects — Revenues —  Factors that Affect Our Advertising Service Revenues.”

Relationships with Location Providers

We install our flat-panel digital displays in selected spaces we lease in office buildings, hypermarkets, supermarkets, convenience stores and other commercial locations. We install our advertising poster frames in elevators and other public areas in residential and commercial locations. We also lease screen time in movie theaters to display advertisements prior to the screening of movies. Establishing and maintaining long-term relationships with landlords, property managers and movie theaters is a critical aspect of our business. We employ a team of location relationship personnel in each city in which we directly operate who are responsible for identifying desirable locations, negotiating display placement agreements and advertising frame placement agreements and engaging in ongoing site placement relations.

In addition to helping us expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively on a timely basis. These concerns generally include ensuring that the flat-panel digital displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel digital displays, as applicable.

We generally rely on our own employees to install, maintain, monitor and repair our flat-panel digital displays and advertising poster frames. We inspect our various display devices periodically, generally on a weekly basis and often in conjunction with updating our advertising content. As advertising content is updated on a weekly basis by means of physically changing the flash cards in flat-panel digital display devices or the posters in advertising poster frames, the flat-panel digital displays and advertising poster frames can be inspected as advertising content is updated. A portion of our LCD display network in Beijing is inspected by a service provider of ours, Beijing Suodi Advertisement Co., Ltd., and we use a similar agent for a portion of our LCD display network in Guangzhou and Shandong province. We own all such portions of our LDC display network, are party to all the LCD display network lease agreements relating to such portions of our LCD display network for which these agents act as a service provider (and to all other portions of the LCD display network that we directly operate) and hold all of the rights and obligations of lessee under these agreements. For the part of the LCD display network that we operate indirectly through contractual arrangements with regional distributors, our regional distributors own and operate the displays and are responsible for inspecting the displays.

We enter into display placement agreements with landlords, property managers, hotels, shopping malls and chain store companies under which we generally pay a fixed annual rent in exchange for the right to display advertising and commercial media in lobby and elevator areas in the case of our LCD display network and in specific product areas in selected consumer product sections and the main aisles in hypermarkets, supermarkets and convenience stores in the case of our in-store network. In Beijing, Guangzhou and Shandong province, we contract a portion of the location development, monitoring and maintenance work to local agents. We attempt to maintain in our display placement agreements terms that are favorable to our network operations, such as long-term leases and exclusivity provisions. We are not reliant on any one landlord or property manager for a material portion of our network coverage. As hypermarkets, supermarkets and convenience stores have control over multiple locations, a smaller number of display placement agreements and contractual arrangements account for a larger percentage of our in-store network coverage.

In connection with certain of our display placement agreements, we agree to provide concessions and services, such as displaying building-related notifications, publicity and other information provided by the landlord or property manager or granting time slots to the landlord or property manager for their own promotional purposes.

A majority of our display placement agreements have initial terms ranging from one to five years. As of December 31, 2012, under the majority of our display placement agreements, we had the right to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel digital displays that may be installed. Under our display placement agreements, we retain ownership of most of the flat-panel digital displays.

We enter into similar advertising frame and billboard placement agreements for the deployment of our advertising poster frames in elevators and public areas of residential complexes and commercial buildings and for traditional outdoor billboards. The majority of our frame placement agreements have terms ranging from one to three years, and contain exclusivity and best offer renewal rights.

In substantially all cases, we obtain prior approval from relevant landlords or property managers, before installing any of our advertising equipment in a location. For office buildings, in substantially all cases, we obtain prior approval directly from landlords, and only execute placement agreements with property managers that such landlords have authorized and designated for such purpose. For supermarkets and convenience stores, in substantially all cases, we obtain consents from and execute placement agreements directly with the market or store owners who have the exclusive right to operate the site. For residential locations, in a majority of cases, we execute placement agreements with property managers and, in a minority of cases, with property owners’ committees.

For residential locations, if we execute placement agreements with property managers, we require that such property managers obtain proper authorization from the relevant property owners’ committees before we execute such placement agreements. If property managers fail to obtain prior approval from the relevant property owners’ committees and misrepresent such authorization in our placement agreements, we could be required to obtain the approval of the landlord or remove our advertising equipment at our own cost. Since our founding, we have not incurred material costs, fees or penalties as a result of failing to obtain any such approvals prior to installing our advertising equipment nor have we been party to any material dispute or litigation as a result of any such failure.

We also enter into screen time lease agreements with movie theater chains and operators to lease screen time to display advertisements prior to the screening of movies.  We attempt to maintain in our screen time lease agreements terms that are favorable to our network operations, such as long-term leases and exclusivity provisions. We are not reliant on any one movie theater chain or operator for a material portion of our network coverage. As movie theater chains have control over multiple locations, a smaller number of screen time lease agreements and contractual arrangements account for a larger percentage of our movie theater advertising network.

Technology and Suppliers

The primary hardware required for the operation of our business consists of components for the flat-panel digital displays we use in our network. Maintaining a steady supply of flat-panel digital displays is important to our operations and the growth of our advertising network. We also develop and install software in our flat-panel digital displays to assist us with the configuration, editing and operation of our advertising content cycles.

We specifically design the distinctive shape of our flat-panel digital displays, identify suppliers of component parts used in these displays and contract the assembly of our flat-panel digital displays to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify annually and assembling the flat-panel digital displays according to our specifications. We select component suppliers based on price and quality. We do not have exclusive arrangements with our current contract assemblers, however, we rely on a small number of suppliers for certain equipment in our LCD display network. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We rely on a small number of suppliers for certain of our LCD display network equipment.” As there are a large number of potential suppliers for the equipment we use, and we maintain a sufficient quantity of inventory in our warehouses, we do not believe we would experience any material delays or hindrances to our business if we are required to find alternative suppliers. We have not experienced any material delay or interruption in the supply of our flat-panel digital displays.

Competition

We compete with other companies in China that operate traditional advertising mediums, including television broadcasters, newspapers, magazines and radio, and with companies that operate outdoor and out-of-home or telecommunications-based advertising media networks, such as JCDecaux, ClearMedia, SearchMedia, AirMedia and VisionChina, as well as Internet companies such as Youku, Sina, Sohu, Netease, Tencent and, to a lesser extent, Baidu. We purchased approximately 15% of VisionChina’s outstanding shares in January 2011. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies. We compete for advertising clients primarily on the basis of our strength of our sales force, network size and coverage, location, price, the range of services that we offer and our brand name. We have developed a business model that we believe enables us to:

•                            attain high market share; and

•                            maintain relative control over our rental costs.

Facilities

We currently maintain our headquarters at Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. We also have PRC operating companies, PRC operating affiliates and offices in approximately 48 cities in China.

Regulatory Matters

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including the SAIC and others.

The PRC Advertising Law was promulgated in 1994. In addition, the State Council, the SAIC and other ministries and agencies have issued regulations that regulate our business, which are discussed below.

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•                            The Catalogue for Guiding Foreign Investment in Industry (2007); and

•                            The Administrative Regulations on Foreign-invested Advertising Enterprises (2008).

In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising industry in China. Accordingly, the aforementioned regulations stipulate that starting from December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are required to have directly operated in the advertising industry outside of China for at least three years. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

Since we had not operated in the advertising industry outside of China, our PRC operating subsidiaries could not make direct investments in the advertising industry in China.  Consequently, in the early stages of our corporate history, we relied on a series of contractual arrangements with certain of our PRC affiliated entities, including Focus Media Advertisement and Shanghai Focus Media Advertising Agency Co., Ltd, or Focus Media Advertising Agency, and their respective shareholders to operate our advertising business in China.

Starting from late 2007, the advertising industry in China has been re-classified under these regulations from a “restricted” area to a “permitted” area for foreign investment. Moreover, current regulations do not treat an indirect PRC subsidiary of a foreign entity as a “foreign investment enterprise” where such PRC subsidiary is directly owned by a PRC domestic company.  As such, our indirect PRC operating subsidiaries, which are owned by our WFOE operating subsidiaries, are not expressly subject to the restrictions on foreign investment in the advertising industry and are eligible to apply for the required licenses for providing advertising services in China. Several of our indirect PRC operating subsidiaries, such as Focus Media Defeng Advertisement, have obtained such licenses and a portion of our advertising business is operated by such indirect PRC operating subsidiaries.  We have been continously converting and migrating our business from our PRC operating affiliates to our PRC operating subsidiaries, and we have significantly reduced our reliance on our PRC operating affiliates.

Accordingly, our advertising services are currently conducted by (i) our indirect PRC operating subsidiaries and (ii) our PRC operating affiliates. For more information about the entities through which we operate our advertising business, see “Item 4. Information on the Company — C. Organizational Structure — Our Corporate Structure.” Our PRC operating affiliates are owned or controlled by (i) one or more individuals designated by us, (ii) Focus Media Advertisement or (iii) a combination of Focus Media Advertisement and its subsidiary or an individual designated by us. Certain of our PRC operating affiliates and certain of our indirect PRC operating subsidiaries hold the requisite licenses to provide advertising services in China. Through the contractual arrangements entered into among certain of our PRC operating subsidiaries, certain of our PRC operating affiliates and the respective shareholders of such PRC operating affiliates:

•                            we are able to exert control over the PRC operating affiliates party to the contractual arrangement agreements and their subsidiaries (constituting all of our PRC operating affiliates);

•                            substantially all of the economic benefits of the PRC operating affiliates party to the contractual arrangement agreements and their subsidiaries are received by us; and

•                            we have an exclusive option to purchase all or part of the equity interests in the PRC operating affiliates party to the contractual arrangements from the respective shareholders of such PRC operating affiliates, as well as all or part of the assets of such PRC operating affiliates, in each case to the extent permitted by PRC law.

For more information about the terms of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

At the present time, we do not intend to make any changes to the terms of our contractual arrangements or to the nominee shareholders of those PRC operating affiliates that continue to exist. We plan to continue to operate Enjoy Media, which distributes electronic coupons via Q.com.cn, through our contractual arrangements.

Under applicable PRC regulations relating to Internet information services, an ICP is required either (i) to obtain an ICP license from MIIT if it engages in a profitable online service, or (ii) to make a filing with MIIT if it engages in a non-profitable online service. As of the date of this annual report on Form 20-F, no significant revenue has been generated by Enjoy Media. We made the requisite filing with MIIT in 2011 with respect to Q.com.cn. However, the distinction between profitable and non-profitable online service is unclear in practice and our online distribution of electronic coupons may be deemed as a profitable online service by the relevant authorities. In addition, our future business plan for Enjoy Media may venture us into businesses which are more commonly regarded as profitable online services. To ensure full compliance with PRC laws and regulations, we will apply for an ICP license if the relevant authorities deem us to be a profitable ICP or our future business direction otherwise requires us to. However, applying for an ICP license for foreign invested enterprises is subject to strict conditions, including that foreign ownership may not exceed 50% and that the foreign investor, or the main foreign investor, if more than one, has sufficient business experience and performance in operating value-added online service. As we do not intend to engage a third party PRC operator nor do we have past experience in operating a value-added online service, we intend to operate Enjoy Media through a contractual arrangements. For more information about our contractual arrangements, see “ — C. Organizational Structure — Our Contractual Arrangements.” For more information about the agreements constituting our contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

In the opinion of Global Law Office, our PRC legal counsel,

•                            the respective ownership structures of our PRC operating subsidiaries and PRC operating affiliates are in compliance with existing PRC laws and regulations;

•                            the contractual arrangements among our relevant PRC operating subsidiaries and our relevant PRC operating affiliates and their respective shareholders affiliates, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, save that equity pledges created under equity pledge agreements are unenforceable before the relevant equity pledge registration with the local counterpart of the SAIC is duly completed; and

•                            the PRC business operations of our PRC operating subsidiaries and our PRC operating affiliates as described in this annual report on Form 20-F, are in compliance with existing PRC laws and regulations in all material respects.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties and we may be required to restructure our business operations, which may require us to deconsolidate our PRC operating affiliates. In the event of such deconsolidation, to continue operating the businesses currently conducted by our PRC operating affiliates, we may need to take actions that result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — Any failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure”, “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — If the PRC government determines that the ownership structure of our PRC operating subsidiaries or our PRC operating affiliates, or the contractual arrangements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may be materially adversely affected”, and “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — We conduct a portion of our China operations through contractual arrangements with certain of our PRC operating affiliates and their respective shareholders for, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.”

Regulation of Advertising Services

Business License for Advertising Companies. The principal regulations governing advertising businesses in China include:

•                            The Advertising Law (1994);

•                            The Advertising Administrative Regulations (1987); and

•                            The Implementing Rules for the Advertising Administrative Regulations (2004).

These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local counterparts a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Our PRC operating affiliates and certain of our indirect PRC operating subsidiaries have obtained, or in the case of some of such subsidiary in new cities where we directly operate our network, are in the process of obtaining such a business license from the local counterparts of the SAIC as required by PRC regulations. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content, although it is possible that one or more of our regional distributors may not be in compliance with all PRC regulations at all times. To our knowledge, all of our regional distributors have received, or are in the process of obtaining, the licenses required to operate an advertising business. If we learn that any of our regional distributors are not in compliance with applicable terms and regulations we will notify such regional distributors of the need to complete any necessary procedures and to report any developments to us. If a regional distributor fails to complete the steps necessary to receive the required licenses, we will take steps to terminate the contract with such regional distributor. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our industry reputation and business.”

Advertising Content. PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities in charge of administrating relevant industries for content approval prior to dissemination. Detailed requirements on the aforesaid content approval vary based on the type of the advertised commodity under various special advertising regulations. In general, the relevant governmental authorities will review the supporting documents evidencing that the relevant advertisement clients have obtained requisite industry licenses or qualifications for their business operation and sufficient permits required for specific type of the communities, and the supporting documents justifying the accuracy of the advertisement contents such as certificates of patents as described by relevant advertisements. Upon granting the approval, the relevant approval authorities usually issue certificates or permits evidencing the approval. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements shown on our network.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must employ qualified advertising inspectors to review the prescribed supporting documents provided by advertisers for advertisements and to verify that the content of the advertisements comply with applicable PRC laws and regulations as well as to ensure such advertisement content as a whole will not result in any misunderstanding. We design our advertising contracts terms to provide us with contractual rights to terminate the agreements early and cancel the advertisement dissemination plan in in the event the advertisement content contradicts the content requirements under PRC laws. In addition, prior to distributing advertisements for certain commodities and services which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. For example, for advertisements subject to prior content approval such as those relating to health foods, medical instruments, medical treatments, pharmaceuticals, veterinary pharmaceuticals and pesticides, the advertising distributors are obligated to review the prior content approval certificate or permits. For certain other types of advertisements such as those on foodstuffs, cosmetics, real properties, alcohol, and cultural performances, the advertising distributors are required to review special supporting documents evidencing the accuracy of the advertisement content, including without limitation proof of quality inspection of the advertised products or services. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish advertisements correcting the misleading information. In circumstances involving serious violations, the SAIC or its local counterparts may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties such as the intellectual property rights of the other parties or the reputation of our clients’ competitors in the course of their advertising business.

Our sales function is separate from our legal and compliance function, but we train all of our sales staff to be aware and knowledgeable about government rules and regulations relating to advertising content. We do not generally produce or generate advertising content ourselves, but disseminate advertising content that has already been produced and been through the necessary review and approval processes, and do not believe there are significant conflicts between our staff’s sales role and the need to review for legal compliance. Our legal and compliance function separately reviews content for compliance with relevant laws. In additional, as we generally do not produce advertising content, but rather display advertisements produced by our clients or their advertising agents, we require our clients to provide advertising content that has been reviewed by the relevant authorities and received the relevant approvals.

Outdoor Advertising. The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

•                            utilize traffic safety facilities and traffic signs;

•                            impede the use of public facilities, traffic safety facilities and traffic signs;

•                            obstruct commercial and public activities or create an eyesore in urban areas;

•                            be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

•                            be placed in areas prohibited by the local governments from having outdoor advertisements.

In additional to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on May 22, 2006, which governs the outdoor advertising industry in China.

Outdoor advertisements in China must be registered with the local counterpart of the SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local counterpart of the SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specification, dissemination period, and location of the outdoor advertisement must be submitted for filing with the local counterpart of the SAIC.

The placement and installation of LED digital billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED digital billboard, which may be subject to a term of use that is governed by local outdoor advertising regulations and varies accordingly. Beijing and Shanghai, which are our major operation locations, can serve as examples. In Beijing, the maximum length of such term of use for a LED digital billboard is four years while in Shanghai it is six years. If the existing LED digital billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED digital billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.

The local authorities may issue temporary restriction or prohibitions on outdoor advertising at the regional level in light of large-scales local public events. For example, the Shanghai local government issued certain local regulations that prohibit advertising on ships (other than cargo ships and ferries) on the Huangpu River and Suzhou Creek area and more restrictive rules for applying for outdoor advertising for the period of preparation and hosting of the World EXPO 2010, which ended on October 31, 2010.

Print Advertising. We also operate a network of traditional and digital advertising poster frames deployed primarily in the elevator lobbies, elevators and public areas of residential and commercial buildings, as well as other public locations. The advertisements shown on the advertising poster frames in our poster frame network are defined as “normal print advertisements” under the Print Advertisements Administrative Regulations promulgated by the SAIC on January 13, 2000, as amended on November 30, 2004, or the Print Advertisements Regulations. Under these regulations, print advertisements must not be placed in areas prohibited by laws or regulations.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, SAFE issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

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

According to Notice 75 and other relevant SAFE regulations:

•                            prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local counterpart of SAFE;

•                            an amendment to the registration with the local counterpart of SAFE is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise into the offshore company, or (2) the completion of any overseas fund raising by such offshore company;

•                            an amendment to the registration with the local counterpart of SAFE is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China; and

•                            a PRC enterprise in which such PRC resident indirectly invests through the offshore company is required to disclose to the local counterpart of SAFE the ultimate ownership in it by such PRC resident when applying for or updating its foreign exchange registration.

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

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our ordinary shares are required to register with SAFE in connection with their investment in us.

These regulations may affect our business operations or strategies. For example, our present or future PRC operating subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance by relevant PRC residents, over whom we have no control, with such SAFE registration requirements. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all the shareholders in Focus Media Holding Limited who are PRC residents or have PRC residents as its beneficial owners to comply with any SAFE registration requirements, but we have no control over either our beneficial owners or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. A failure by us or our shareholders or beneficial owners who are PRC citizens or residents in China to comply with such regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

Regulation of Equity Pledge

The PRC Property Law, which was promulgated on March 16, 2007 and became effective on October 1, 2007, requires registration with the local counterpart of the SAIC in order to create a security interest over an equity interest in a PRC company. Therefore, before the equity pledge is duly registered with the local counterpart of the SAIC, the equity pledge is unenforceable even though the relevant equity pledge agreement is still binding.

                               Almost all our existing equity pledge agreements between certain of our PRC operating subsidiaries and certain of our PRC operating affiliates and their respective shareholders were signed before the PRC Property Law took effect. The relevant PRC operating affiliates registered the equity pledges on their register of shareholders according to then applicable law. We attempted to register the relevant equity pledges after the PRC Property Law became effective and have successfully registered the equity pledge in Focus Media Advertisement, our major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses required for our business, with the local counterpart of the SAIC. However, the implementation rules were not promulgated until late 2008 and in some cities late 2009, and the practices taken by the local counterpart of the SAIC vary from city to city. Thus, we are still in the process of applying for registration of other relevant equity pledges and there is no assurance that we can have these equity pledges registered in a timely manner or at all. Considering that we have not registered some of these existing equity pledges, and may fail to register future equity pledges, with the local counterpart of the SAIC, any equity pledges created under these equity pledge agreements may be considered unenforceable. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — We conduct a portion of our China operations through contractual arrangements with certain of our PRC operating affiliates and their respective shareholders for, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.”

C. Organizational Structure

Our Corporate Structure

Most of our major board decisions, such as those relating to strategic planning, significant investments, raising funds and all matters related to capital market are made outside of the PRC, while substantially all of our business operations are conducted in China as follows:

•                            with regard to the operation of our LCD display network and in-store network, through (i) certain of our indirect PRC operating subsidiaries, such as Focus Media Technology and Focus Media (China) Information Technology Co., Ltd., for non-advertising ancillary business operations, and (ii) certain subsidiaries of Focus Media Digital, Focus Media Advertisement and certain of its subsidiaires, as well as Enjoy Media for advertising business operations;

•                            with regard to the operation of our poster frame network, through certain of our our indirect PRC operating subsidiaries, such as Shanghai On-Target Advertisement Co., Ltd. and certain other subsidiaries of Focus Media Digital;

•                            with regard to our movie theater advertising network, through Beijing Yangshisanwei Advertisement Co., Ltd., Shanghai Zhenhao Advertising Co., Ltd. and Shanghai Focus Media Jingshi Advertisement Co., Ltd., each a subsidiary of Focus Media Digital; and

•                            with regard to our traditional billboard network, through OOH.

The following chart shows our organizational structure of our material subsidiaries and affiliates.

*                           Focus Media Defeng Advertisement, acquired control of Enjoy Media, for RMB5.1 million in December 2011. Enjoy Media is now a part of our LCD display network. Focus Media Defeng Advertisement controls Enjoy Media through a series of contractual arrangements with Enjoy Media and July Lilin Wang, our vice president of finance and the holder of a 51% equity interest in Enjoy Media. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

(1)                   Please see the table immediately following these footnotes for a complete list of our material subsidiaries and affiliates described in the chart above.

(2)                   Loans used to capitalize Focus Media Advertisement and its subsidiaries and to facilitate our control over them. As Focus Media Advertisement is established and directly owned by Jason Nanchun Jiang and Jimmy Wei Yu, we partially capitalize Focus Media Advertisement and its subsidiaries by lending money to Jason Nanchun Jiang and Jimmy Wei Yu pursuant to loan agreements. We also partially capitalize Enjoy Media by lending money to July Lilin Wang. As of December 31, 2012, the aggregate outstanding amount of the loans provided to these three individuals was RMB56.5 million (approximately US$9.0 million).

(3)                   Agreements that give us effective control over our PRC operating affiliates, consisting of call option agreements and voting rights proxy agreements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders — Call Option Agreements” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders — Voting Rights Proxy Agreements.”

(4)                   Equity pledge agreements secure our shareholders’ obligations under the call option agreements and voting rights proxy agreements. Under the equity pledge agreements, we are entitled to the economic benefits of Focus Media Advertisement and our other PRC operating affiliates. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders — Call Option Agreements.”

The following table sets forth a list of our material subsidiaries and affiliates described in the chart above. It includes our active subsidiaries and affiliates based in China.

Company Name	Shareholding	Business Line
FOCUS MEDIA HONG KONG OPERATING SUBSIDIARIES

Focus Media Technology	Focus Media Hong Kong: 100%	Holding company of our indirect PRC operating subsidiaries through Focus Media Digital

Focus Media Digital	Focus Media Technology: 90% Focus Media (China) Information TechnologyCo., Ltd.: 10%	Holding company of most of our indirect PRC operating subsidiaries

Chizhong Information Technology (Shanghai) Co., Ltd.	Focus Media Hong Kong: 100%	Technical support for the LCD display network, in-store network and poster frame network

Focus Media (China) Information Technology Co., Ltd.	Focus Media Hong Kong: 100%	Technical support for the LCD display network, in-store network and poster frame network

Focus Media Defeng Advertisement (1)	Focus Media Digital: 100%	LCD display network in-store network poster frame network

Focus Media Culture Communication Co., Ltd.	Focus Media Defeng Advertisement: 100%	LCD display network in-store network poster frame network

Shanghai Yuanchi Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Yuanchi Culture Communication Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd.: 100%	Poster frame network

Shanghai Focus Media Jingshi Advertisement Co., Ltd.	Focus Media Digital: 100%	Movie theater advertising network

Chengdu Focus Media Jingshi Advertisement Co., Ltd.	Shanghai Focus Media Jingshi Advertisement Co., Ltd.: 100%	Movie theater advertising network

Other Subsidiaries of Focus Media Digital

Beijing Focus Media Wireless Co., Ltd.	Focus Media Digital: 100%	Technical support for the LCD display network, in-store network and poster frame network

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Foshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Guizhou Focus Media Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Ha’erbin Focus Media Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Hebei Focus Media Advertisement Co., Ltd.	Focus Media Digital: 63% Hebei Shenghuoshishang Co., Ltd. (unrelated third party): 37%	LCD display network in-store network

Huichun Focus Media Advertisement Co., Ltd.	Focus Media Digital: 85% Jilin Tianzhifeng Communications Co., Ltd. (unrelated third party): 15%	LCD display network in-store network

Jilin Focus Media Advertisement Co., Ltd.	Focus Media Digital: 85% Jilin Tianzhifeng Communications Co., Ltd. (unrelated third party): 15%	LCD display network in-store network

Jilin Guanghua Advertisement Co., Ltd.	Focus Media Digital: 85% Jilin Tianzhifeng Communications Co., Ltd. (unrelated third party): 15%	LCD display network in-store network

Lanzhou Focus Media Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Shanghai Chizhong Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network poster frame network

Shanghai On-Target Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network poster frame network

Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	Focus Media Digital: 60%; Shanghai Jiefang Media Investment Co., Ltd. (unrelated third party): 15% Esen Enterprise Investment Management Co., Ltd.(unrelated third party): 25%	LCD display network in-store network

Shanghai New Focus Media Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Shanxi Focus Media Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Sichuan Focus Media Advertising Communications Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Tianjin Focus Media Tongsheng Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Suzhou Focus Media Communication and Advertisement Co., Ltd.	Focus Media Digital: 100%	LCD display network in-store network

Dongguan Focus Media Advertisement & Communications Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Hefei Fukesi Advertising Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Jinan Focus Media Advertising Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Shenyang Focus Media Advertising Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Wuhan Geshi Focus Media Advertising Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Xiamen Focus Media Advertising Company Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Yunnan Focus Media Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	Focus Media Digital : 100%	LCD display network in-store network

Changsha Focus Media Shiji Advertisement Co., Ltd.	Focus Media Digital: 90% Jimmy Wei Yu (designated by us): 10%	LCD display network in-store network

Dalian Focus Media Advertising Co., Ltd.	Focus Media Digital: 90% Jimmy Wei Yu: 10% (designated by us)	LCD display network in-store network

Nanjing Focus Media Advertising Co., Ltd.	Focus Media Digital: 90% Biao Wang (unrelated third party): 10%	LCD display network in-store network

Qingdao Focus Media Advertisement Co., Ltd.	Focus Media Digital: 90% Jimmy Wei Yu (designated by us): 10%	LCD display network in-store network

Xi’an Focus Media Advertising & Information Company Ltd.	Focus Media Digital: 70% Junrong Zhang (unrelated third party): 30%	LCD display network in-store network poster frame network

Beijing Yangshisanwei Advertisement Co., Ltd.	Focus Media Digital: 70% Shanghai Puyun Investment Management Co., Ltd. (unrelated third party): 18% Yongmei Wang (unrelated third party): 10% Qingyong Zhang (unrelated third party): 2%	Movie theater advertising network

Shanghai Zhenhao Advertisement Co., Ltd.	Focus Media Digital: 70% Shanghai Puyun Investment Management Co., Ltd. (unrelated third party): 18% Yongmei Wang (unrelated third party): 12%	Movie theater advertising network

Changsha Framedia Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Ha’erbin Jingshi Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Ha’erbin Xingaoduan Culture Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Jinan Framedia Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Liaoning Framedia Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Ningbo Jiangdong Longdi Culture Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Qingdao Mubiao Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Dahan Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Framedia Advertising Development Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Honghao Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Jingxuan Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Lizhu Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai New Structure Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Zhiyi Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shanghai Zhuosheng Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Shenyang Wanhai Qianzhou Advertisement Co., Ltd.	Focus Media Digital : 100%	Poster frame network

Nanning Framedia Advertising Co., Ltd.	Focus Media Digital: 70% Nanning Baolijie Investment Advisory Co. Ltd.: 30%	Poster frame network

Hefei Kuangzhong Advertising Co., Ltd. (2)	Focus Media Digital: 100%	Poster frame network

Sichuan Framedia Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Suzhou Huayun Media Culture Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Taiyuan Framedia Juzhong Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Xiamen Hongxin Coastline Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

Zhengzhou Focus Framedia Advertisement Co., Ltd.	Focus Media Digital: 100%	Poster frame network

HUA KUANG ADVERTISING COMPANY LTD. OPERATING SUBSIDIARIES

Shanghai OOH Advertisement Co., Ltd.	Hua Kuang Advertising Company Ltd.: 100%	Traditional billboard network

Beijing Chuanzhi OOH Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Traditional billboard network

Chengdu Chuancheng Culture Communication Co., Ltd.	Beijing Chuanzhi OOH Advertisement Co., Ltd.: 100%	Traditional billboard network

Other Subsidiaries of Shanghai OOH Advertisement Co., Ltd.

Shanghai Chuanxin Software Technology Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Traditional billboard network

Shanghai Chuanrui Advertisement Co., Ltd.s	Shanghai OOH Advertisement Co., Ltd.: 100%	Traditional billboard network

Shanghai Chuanzhi Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Traditional billboard network

Shanghai Ruili Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Traditional billboard network

FOCUS MEDIA ADVERTISEMENT PRC OPERATING AFFILIATES

Focus Media Advertisement	Jason Nanchun Jiang (designated by us): 85% Jimmy Wei Yu (designated by us): 15%	LCD display network in-store network

Focus Media Advertising Agency	Focus Media Advertisement: 90% Jimmy Wei Yu (designated by us): 10%	LCD display network in-store network

Other Subsidiaries of Focus Media Advertisement

Fuzhou Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Fuzhou Mingzheng Culture & Communication Co., Ltd. (unrelated third party): 30%	LCD display network in-store network

Zhuhai Focus Media Culture and Communication Company Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu (designated by us): 10%	LCD display network in-store network

*                       Certain operating affiliates are held by persons designated by us, including Jason Nanchun Jiang and Jimmy Wei Yu. Mr. Jiang is our chairman and chief executive officer. Mr. Yu was the chairman and chief executive officer of United Capital Investment (China) Limited, which was one of our principal investors in the early stages of our corporate history. He was also the chief representative of Softbank China Venture Capital, which was the management company of SB China Holdings Pte. Ltd., one of our founding investors. Mr. Yu served as our director from May 2003 until September 2009.

In the early stages of our corporate history, our PRC operating subsidiaries could not make direct investments in the advertising industry in China and, consequently, we relied on a series of contractual arrangements with certain of our PRC operating affiliates, including Focus Media Advertisement and Focus Media Advertising Agency, and their respective shareholders to operate our advertising businesses in China. As Mr. Jiang and Mr. Yu were both heavily involved in our daily operations in our early stages of growth, we chose to designate them as the nominee shareholders of certain of our PRC operating affiliates, including Focus Media Advertisement and Focus Media Advertising Agency. Since the execution of the contractual arrangement agreements, Mr. Jiang and Mr. Yu have been in full compliance with these agreements, and the contractual relationships created thereunder have been established and stable. In addition, under the terms of the relevant call option agreement, we have the right to exercise a call option to force Mr. Jiang or Mr. Yu to sell their equity interests in these entities to a third party designated by us, who would effectively replace Mr. Jiang or Mr. Yu as nominee shareholder of these entities. Furthermore, our existing PRC operating affiliates continue to be party to lease agreements related to certain of our flat-panel digital displays and advertising poster frames and we have kept the contractual arrangements in place to continue to take advantage of these lease agreements.  Meanwhile, the advertising industry in China has been re-classified from a “restricted” area to a “permitted” area for foreign investment starting from late 2007, and we have been migrating the businesses operated by our PRC operating affiliates to our PRC operating subsidiaries, which has rendered our business significantly less dependent on the contractual arrangements with PRC operating affiliates. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Limitations on Foreign Ownership in the Advertising Industry.” Accordingly, for the time being, we do not intend to make any changes to the terms of our contractual arrangements or to the nominee shareholders of those PRC operating affiliates that continue to exist.

**                Minority equity interests in certain subsidiaries of Focus Media Advertisement and Focus Media Digital are held by unrelated third parties. Certain of these unrelated third parties hold minority interests because they were the original shareholders of our acquired entities and wished to retain an equity interest to share in the future growth of the relevant businesses. Other unrelated third parties hold minority interests because we believe that they have valuable skills or resources and we would like to align their interests with ours. In all such cases, any after-tax profits generated by such entities, after any applicable statutory deductions, are distributed in proportion with our shareholding percentage, pursuant to the terms of the relevant articles of associations, subject to an appropriate shareholder resolution. There is no separate agreement with regard to the dividend distribution of such entities.

(1)               Focus Media Defeng Advertisement acquired control of Enjoy Media, for RMB5.1 million in December 2011. Enjoy Media is now a part of our LCD display network. Focus Media Defeng Advertisement controls Enjoy Media through a series of contractual arrangements with Enjoy Media and July Lilin Wang, our vice president of finance and the 51% holder of Enjoy Media. The remaining shares of Enjoy Media are held by unrelated third parties. 47% of Enjoy Media’s shares are held by Acer Jiawei Zhang and 2% of Enjoy Media’s shares are held by Lili Lu. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

(2)     Pursuant to an equity transfer agreement, Changsha Dongwei Advertisement Co., Ltd. and Anhui Changrong Communication Co., Ltd., each an unrelated third party, transferred 65% and 35% equity interest in Hefei Kuangzhong Advertising Co., Ltd. to Focus Media Digital, respectively. Hefei Kuangzhong Advertising Co., Ltd. is currently in the process of completing the registration procedures with the local counterpart of the SAIC.

Our Contractual Arrangements

Due to certain restrictions on foreign investment in the advertising industry in China, we operate a portion of our business through contractual arrangements with certain of our PRC operating affiliates. For a description of these restrictions and relevant PRC laws and regulations, see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Limitations on Foreign Ownership in the Advertising Industry.” Through the contractual arrangements entered into among certain of our PRC operating subsidiaries, certain of our PRC operating affiliates and the respective shareholders of such PRC operating affiliates:

•                            we are able to exert control over the PRC operating affiliates party to the contractual arrangement agreements and their subsidiaries (constituting all of our PRC operating affiliates);

•                            substantially all of the economic benefits of the PRC operating affiliates party to the contractual arrangement agreements and their subsidiaries are maintained by us; and

•                            we have an exclusive option to purchase all or part of the equity interests in the PRC operating affiliates party to the contractual arrangements from the respective shareholders of such PRC operating affiliates, as well as all or part of the assets of such PRC operating affiliates, in each case to the extent permitted by PRC law.

For more information about the terms of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

The advertising industry in China has been re-classified from a “restricted” area to a “permitted” area for foreign investment starting from late 2007, and we have been migrating the businesses operated by our PRC operating affiliates to our PRC operating subsidiaries, which has rendered our business significant less reliant on the contractual arrangements with PRC operating affiliates. Substantial portions of the operations of our LCD display network, in-store network, poster frame network and traditional billboard network, respectively, are conducted by our indirect PRC operating subsidiaries, and accordingly are not reliance on the contractual arrangements. As of December 31, 2010, 2011 and 2012, the assets operated by our PRC operating affiliates amounted to approximately $438.9 million, $461.7 million and $23.7 million, respectively, including goodwill associated with acquisitions conducted in the early stages of our corporate history of $397.8 million, $404.6 million and $10.2 million, respectively. During 2012, we converted certain of our PRC operating affiliates into PRC operating subsidiaries. Excluding goodwill, assets of our PRC operating affiliates accounted for 0.9% of our total assets as of December 31, 2012, excluding goodwill. For 2012, approximately 99.5% of our net revenues were generated by our indirect PRC operating subsidiaries (in which we hold equity interests through our WFOE operating subsidiaries). All of the revenues generated by our PRC operating affiliates are generally available to us for general business operations in China.

Our existing PRC operating affiliates continue to be party to lease agreements related to certain of our flat-panel digital displays and advertising poster frames and we have kept the contractual arrangements in place to continue to take advantage of these lease agreements.  In addition, our PRC operating affiliates, in addition to certain of our indirect PRC operating subsidiaries, hold the requisite licenses to provide advertising services in China.

For more information about the risks related to the contractual arrangements, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC laws — If the PRC government determines that the ownership structure of our PRC operating subsidiaries or our PRC operating affiliates, or the contractual arrangements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.”

While certain of our indirect PRC operating subsidiaries are eligible for the required licenses for providing advertising services in China and some of our indirect PRC operating subsidiaries have obtained such licenses, we use certain our PRC operating affiliates to operate a portion of our advertising business until we acquire them as our wholly-owned subsidiaries.

We periodically reevaluate the degree to which we will exert more direct control over our advertising operations and intend to rely less on contractual arrangements in the future. The steps we may take to achieve a greater degree of direct control over our operations could include (i) exercising the call option under the contractual arrangements or (ii) transferring the equity interests held by the individual shareholders of our PRC operating affiliates to (A) a foreign entity that is qualified under PRC regulations for 100% direct ownership of an advertising business or (B) one of our indirect PRC operating subsidiaries.

D. Property, Plants and Equipment

Please refer to “ — B. Business Overview — Facilities” for a discussion of our property, plants and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this annual report on Form 20-F reflect our reorganization and have been prepared as if our current corporate structure had been in place throughout the relevant periods. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, see “Item 3. Key Information — D. Risk Factors.”

Overview

We are China’s leading multi-platform digital media company, operate the largest LCD display network, in-store network and poster frame network, as well as movie theater advertising network and traditional billboard network in China.

We expect our future growth to be driven by a number of factors and trends including:

•                  Macroeconomic factors in China, particularly retail spending, importation and domestic consumptions, which affect the overall employment market in China and in turn consumer spending and ultimately advertising spending;

•                  Our ability to compete against other media platforms including but not limited to the emerging new media platforms such as mobile advertising platforms;

•                  Our ability to increase the selling rates on our LCD display network, in-store network, movie theater advertising network and traditional billboard network;

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

Because our primary source of revenues is our advertising service revenues, we focus on factors that directly affect our advertising service revenues such as the number of advertising time slots and the number flat-panel digital displays, advertising poster frames and traditional outdoor billboards that we have available for sale and the price we charge for our advertising time slots sold per network or per display, frame or billboard over a specified time period after taking into account any discounts.

As we continue to expand our network, we expect to face a number of challenges. We have expanded our LCD display network, in-store network and poster frame network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. For our traditional billboard network, we need to adapt to operating a more traditional advertising medium that competes with numerous other service providers and advertising media. For our movie theater advertising network, we face the challenge of continuing to expand our network while attracting interest from advertisers and acceptance from consumers of this relatively new advertising medium in China. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional networks that provide effective channels for advertisers.

Revenues

In 2010, 2011 and 2012, we had net revenues of $516.3 million, $786.5million and $927.5 million, respectively. The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the years ended December 31,
	2010		2011		2012
	$	% of total revenues	$	% of total revenues	$	% of total revenues
	(in thousands of U.S. dollars, except percentages)
LCD display network	$297,642	57.7%	$444,365	56.5%	$465,481	50.2%
In-store network	37,777	7.3%	56,374	7.2%	51,788	5.6%
Poster frame network(1)	121,893	23.6%	185,448	23.6%	301,558	32.5%
Movie theater advertising network	18,095	3.5%	50,836	6.4%	76,655	8.2%
Traditional billboard network	40,908	7.9%	49,509	6.3%	32,019	3.5%
Total net revenues	$516,315	100.0%	$786,532	100.0%	$927,501	100.0%

(1)         Net revenues from our poster frame network include net revenues derived from our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

Advertising service revenues are presented net of business tax. The government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012 and in Beijing effective September 1, 2012. The value-added tax rate applicable to the subsidiaries of our group in Shanghai and Beijing is 6% as compared to the 5% business tax rate which was applicable prior to the reform. Business tax includes aggregating business tax and surtax ranging from 0.66% to 5.55% and cultural industries tax ranging from 0% to 3.0% of our gross advertising service revenues. Business tax on advertising service revenues from our LCD display network amounted to $31.0 million, $42.2 million and $25.8 million in 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our in-store network amounted to $4.0 million, $5.3 million and $1.4 million for 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our poster frame network amounted to $12.2 million, $17.1 million and $18.0 million, for 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our movie theater advertising network amounted to $1.9 million, $2.5 million and $1.9 million for 2010, 2011 and 2012, respectively. Business tax on advertising service revenues from our traditional billboard network amounted to $0.8 million, $0.8 million and $0.5 million for 2010, 2011 and 2012, respectively.

We also break down our gross revenues into related-party and unrelated-party sources. The following table presents a breakdown of our gross revenues accordingly:

	For the years ended December 31,
	2010		2011		2012
	$	% of gross revenues	$	% of gross revenues	$	% of gross revenues
	(in thousands of U.S. dollars, except percentages)
Gross Revenues:
LCD display network
— Unrelated parties	$327,073	63.4%	$475,302	60.4%	$488,698	52.7%
— Related parties	1,519	0.3%	11,248	1.4%	2,592	0.3%
Total LCD display network	328,592	63.7%	486,550	61.8%	491,290	53.0%
In-store network
— Unrelated parties	41,740	8.1%	61,669	7.8%	53,149	5.7%
— Related parties	—	0.0%	—	0.0%	—	0.0%
Total in-store network	41,740	8.1%	61,669	7.8%	53,149	5.7%
Poster frame network
— Unrelated parties	133,792	25.9%	200,208	25.5%	318,437	34.3%
— Related parties	294	0.1%	2,340	0.3%	1,085	0.1%
Total Poster frame network	134,086	26.0%	202,548	25.8%	319,522	34.4%
Movie theater advertising network
— Unrelated parties	20,028	3.9%	53,133	6.8%	78,546	8.5%
— Related parties	—	0.0%	197	0.0%	45	0.0%
Total movie theater advertising network	20,028	3.9%	53,330	6.8%	78,591	8.5%
Traditional billboard network
— Unrelated parties	41,448	8.0%	49,916	6.3%	32,484	3.5%
— Related parties	302	0.1%	442	0.1%	6	0.0%
Total traditional billboard network	41,750	8.1%	50,358	6.4%	32,490	3.5%
Total Gross Revenues:	566,196	109.7%	854,455	108.6%	975,042	105.1%

Less: Sales taxes:
LCD display network	30,950	6.0%	42,185	5.4%	25,809	2.8%
In-store network	3,963	0.8%	5,295	0.7%	1,361	0.1%
Poster frame network	12,193	2.4%	17,099	2.2%	17,964	1.9%
Movie theater advertising network	1,933	0.4%	2,495	0.3%	1,936	0.2%
Traditional billboard network	842	0.1%	849	0.1%	471	0.1%
Total sales taxes	49,881	9.7%	67,923	8.6%	47,541	5.1%
Net revenues:	$516,315	100.0%	$786,532	100.0%	$927,501	100%

Advertising Service Revenues

We derive most of our net revenues from the sale of advertising time slots on our LCD display network, in-store network, movie theater advertising network and traditional billboard network, and frame space on our poster frame network to unrelated third parties and, to a very limited extent, certain related parties. Our advertising services to related parties, which represented 0.4% of our net revenues in 2012, were provided in the ordinary course of business on similar terms as those provided to our unrelated advertising clients on an arm’s-length basis.

Our advertising service revenues are recorded net of any sales discounts and agency rebates from our standard advertising rate cards that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time slots available in a particular city’s advertising cycle, and represent the difference between our standard advertising rate card and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenues will continue to be the primary source, and constitute the substantial majority of, our revenues for the foreseeable future.

Factors that Affect Our Advertising Service Revenues

Prices for advertising services on our advertising networks vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge to our customers.

LCD Display Network.  Our advertising service revenues derived from our LCD display network are directly affected by the number of flat-panel digital displays in our network and the desirability, quality and pedestrian traffic of the locations where we are able to lease space to install our flat-panel digital displays and the average price we charge for the advertising package provided to our customers, after taking into account any discount offered.

In-store Network.  Our advertising service revenues derived from our in-store network are directly affected by the number of flat-panel digital displays in our network, the number of hypermarkets, supermarkets and convenience stores in the network and the average price we charge for the advertising package provided to our customers after taking into account any discount offered.

Poster Frame Network.  Our advertising service revenues derived from our poster frame network are directly affected by:

•                                 The number of frames in our poster frame network. We sell frame space in our poster frame network on a per frame basis. Increasing the number of residential and other locations in our poster frame network allows us to increase the number of frames in our network, thereby increasing the available frame space for sale to advertisers; and

•                                 Our ability to effectively compete with smaller competitors in the sector. During the past few quarters, we have been facing intense competition from such competitors in two key areas: securing desirable locations for our poster frames and pricing.

Movie Theater Advertising Network.  Our advertising service revenues derived from our movie theater advertising network are directly affected by the number of movie theaters in which we have leased screen time, our expansion into additional theaters and the length of the leased screen time.

Traditional Billboard Network.  Our advertising service revenues derived from our traditional billboard network are directly affected by the number of billboards which we have leased and our expansion into additional locations. The assets of OOH tend to be much larger outdoor assets that individually may attract advertisers looking for a particular location for long stretches of time. By contrast, our core businesses tend to target specific demographics in innovative locations, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. These distinctions between our core businesses (including our LCD digital network, in-store network, poster frame network and movie theater advertising network) and our traditional billboard network operated by OOH result in significantly different cost structures, with our traditional billboard network having much lower gross margins due to greater competition and diffusion of control in the traditional billboard market.

Seasonality

Our advertising service revenues are subject to key factors that affect the level of advertising spending in China generally. In addition to fluctuations in advertising spending relating to general economic and market conditions, advertising spending is also subject to fluctuations based on the seasonality of consumer spending. In general, a disproportionately larger amount of advertising spending is concentrated on product launches and promotional campaigns prior to the holiday season in December. In addition, advertising spending generally tends to decrease in China during January and February each year due to the Chinese Lunar New Year holiday as office buildings and other commercial venues in China tend to be closed during the holiday. We believe this effect will be less pronounced with regard to advertising spending with respect to our in-store network, as we believe commercial activity in hypermarkets and supermarkets is stable or even enhanced during the period of the Chinese Lunar New Year. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. Our past experience, indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant, such as our advertising rates and the number of available time slots on our network, as well as general economic and market conditions.

Revenue Recognition

Advertising service revenues are recognized when all four of the following criteria are met: (i) persuasive evidence of an agreement exists; (ii) delivery of service has occurred; (iii) the price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. We typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenues ratably over the performance period of the advertising contract, so long as collection of our fee remains reasonably assured.

We generally collect our advertising service fees by billing our advertising clients within 60 to 90 days after completion of the advertising contract and book these unbilled or unpaid amounts as accounts receivable until we receive payment or determine the account receivable to be uncollectible.

Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on a quarterly basis. In 2010, 2011 and 2012, we made provision of $0.5 million, $16.0 million and $13.1 million, respectively, for accounts receivable. The increase in bad debt provision in 2011 was mainly attributable to the specific provision made for e-commerce and group-buying customers due to their tougher financing environment. The decrease in bad debt expenses in 2012 was largely due to improved credit quality of certain e-commerce and group-buying customers. We do not anticipate significant future reversals of bad debt provisions on accounts receivable recorded in 2012. Generally, we expect bad debt provisions to change in absolute dollar terms in a manner consistent with the change in revenues.

Cost of Revenues

Our cost of revenues consists of costs directly related to the offering of our advertising services.

The following table sets forth a breakdown of our cost of revenues into its major components, by amount and percentage of our net revenues for the periods indicated:

	For the years ended December 31,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands of U.S. dollars, except percentages)
Net revenues	$516,315	100.0%	$786,532	100.0%	$927,501	100.0%
Cost of revenues:
Net cost:
LCD display network	67,513	13.0%	85,847	10.9%	113,135	12.2%
In-store network	23,432	4.5%	20,582	2.6%	21,504	2.3%
Poster frame network(1)	84,487	16.4%	110,370	14.0%	117,685	12.7%
Movie theater advertising network	13,849	2.7%	25,753	3.4%	32,661	3.6%
Traditional billboard network	32,409	6.3%	41,899	5.3%	34,611	3.7%
Total cost of revenues	221,690	42.9%	284,451	36.2%	319,596	34.5%
Gross profit	$294,625	57.1%	$502,081	63.8%	$607,905	65.5%

(1)               The cost of revenues of our poster frame network includes the cost of revenues of our LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

Advertising Service Costs

Our cost of revenues related to the offering of our advertising services on our advertising networks consists of location costs, flat-panel digital display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff, costs for materials and maintenance related to the upkeep of our advertising network.

Location costs for our LCD display network, in-store network, poster frame network, movie theater advertising network and traditional billboard network consist of:

•                  rental fees we pay to landlords, property managers and stores pursuant to the display placement agreements or frame placement agreements, as applicable, we enter into with them;

•                  fees and expenses we incur in connection with developing and maintaining relationships with landlords, property managers, retailers and other businesses from whom we rent space for our networks; and

•                  maintenance fees for keeping our flat-panel digital displays in proper operating condition.

Generally, we capitalize the cost of our flat-panel digital displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel digital displays in our network and the unit cost for these displays, as well as the remaining useful life of these displays. Our results of operations are also affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly our acquisitions of Framedia and Target Media. The amortization of acquired intangible assets charged to cost of advertising services amounted to $12.7 million, $10.4 million and $5.6 million for 2010, 2011 and 2012, respectively.

Our other cost of revenues consist primarily of salaries for and travel expenses incurred by our network maintenance staff and costs for materials and maintenance related to the upkeep of our advertising network. The primary factor affecting the other cost of revenues is the size of our network maintenance staff.

LCD Display Network. Location costs are the largest component of our cost of revenues for our LCD display network. The primary factors affecting the amount of location costs include the number of display placement agreements we enter into and the rental fees we pay under these agreements. We expect location costs to decrease as a percentage of net revenues from our LCD display network in the future, as we expect net revenues from our LCD display network to increase faster than the additional location costs we incur from entering into new display placement agreements and renewing existing display placement agreements. However, when our display placement agreements expire, we may be unable to renew these agreements on favorable terms and the rental fee portion of our location costs attributable to these existing locations could increase. We continue to increase the size of our LCD display network and as we update and replace our existing displays with new technology, however, a large amount of exisiting displays are fully depreciated by the end of 2012. Considering the offsetting effect of the above two factors, we expect depreciation costs related to our LCD display network to slightly decrease.

In-store Network. The primary costs of revenues of our in-store network are location costs resulting from rental and maintenance fees and depreciation costs for our flat-panel digital displays. We expect these costs to be lower as a percentage of the revenue in near future compared to 2012.

Poster Frame Network. The primary costs of revenues of our poster frame network are location costs resulting from rental fees. Depreciation costs for our advertising frames and other costs for salaries and maintenance fees also account for a significant portion of cost of revenues of our poster frame network. We expect these costs to increase in 2013 and the following years due to expansion of our poster frame network and continuing competition for desirable locations.

Movie Theater Advertising Network. The primary costs of revenues of our movie theater advertising network are advertising time slot leasing costs charged by the movie operators and film makers. We expect these costs to increase in 2013 and the following years due to expansion of our movie theater advertising network and continuing competition for desirable locations.

Traditional Billboard Network. The primary costs of revenues of our traditional billboard network are advertising space leasing costs charged by billboard owners, landlords and other billboard advertising operators.

Operating Expenses and Net Income

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses, selling and marketing expenses and amortization of acquired intangible assets. In 2010, 2011 and 2012, our operating expenses also included goodwill impairment loss of $5.7 million, nil and nil, respectively. The following table sets forth a breakdown of our operating expenses into their major categories; by amount and as a percentage of our net revenues for the periods indicated.

	For the years ended December 31,
	2010		2011		2012
	$	% of net revenues	$	% of net revenues	$	% of net revenues
	(in thousands of U.S. dollars, except percentages)
Gross profit	$294,625	57.1%	$502,081	63.83%	$607,905	65.54%
Operating expenses:
General and administrative expenses	79,760	15.5%	126,518	16.1%	136,704	14.7%
Selling and marketing expenses	103,722	20.1%	146,392	18.6%	194,095	20.9%
Goodwill impairment loss	5,736	1.1%	—	0.0%	—	0.0%
Other operating expenses (income), net	(14,144)	(2.8)%	(16,147)	(2.1)%	(38,588)	(4.1)%
Total operating expenses	175,074	33.9%	256,763	32.6%	292,211	31.5%
Income from operations	$119,551	23.2%	245,318	31.2%	315,694	34.0%

General and Administrative Expenses. Our general and administrative expenses primarily consist of: salary and benefits for management, finance and administrative personnel; share-based compensation expenses; bad debt expenses; business tax mainly relating to tax planning charges paid by our PRC operating affiliates; office rental; maintenance and utilities expenses; depreciation of office equipment; other office expenses; and professional services fees. General and administrative expenses accounted for 15.5%,16.1% and 14.7% of our net revenues in 2010, 2011 and 2012, respectively.

As we are in the process of a going private transaction, professional service fees to legal counsels and the financial advisor and other related fees were incurred in 2012 and will continue to be incurred in 2013. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expenses, for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 20.1%, 18.6% and 20.9% of our net revenues in 2010, 2011 and 2012, respectively.

Goodwill Impairment Loss. We test our goodwill for impairment annually, or more frequently if significant events or changes indicate possible impairment. The first step of the goodwill impairment test compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the assessed fair value determined in the first step allocated to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an annual goodwill impairment test for each of our reporting units as of December 31, 2010, 2011 and 2012 or when a triggering event indicated that it was probable that the carrying amount of a reporting unit may have exceeded its fair value. As a result, we recorded a goodwill impairment loss of $5.7 million, nil and $0.9 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Estimates of fair value of each reporting unit are significantly affected by assumptions such as future revenue growth rates, gross margin percentages, operating margin percentages, effective tax rates, terminal growth rates, discount rates, working capital requirements and capital expenditures. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting units which could trigger impairment.

Share-based Compensation Expenses. We granted restricted share units to obtain 15,000,000 ordinary shares and 17,711,500 ordinary shares on December 28, 2010 and November 25, 2011, respectively. These restricted share units were granted to employees, officers, consultants and directors under the 2010 Plan. The restricted share units we granted in 2010 and 2011 vest over a period of three years. No restricted share units were granted in 2012.

Under the terms of each of our share-based compensation plans, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant, whereas restricted share units are granted without exercise price. Options and restricted share units expire 10 years from the date of grant and generally vest over two to four years, with certain options vesting over one year. The fair value of options was estimated on the date of grant using the Black-Scholes option-pricing model, whereas the fair value of restricted share units was determined to be the market value of the ordinary shares on the date of grant. The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time during which options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award.

The weighted average grant date fair value of restricted share units granted for the years ended December 31, 2010 and 2011 was $4.24 and $3.54, respectively.

The following table sets forth the share-based compensation expenses included in the relevant items in our consolidated statements of operations:

	For the years ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Cost of sales	$977	$879	$1,821
General and administrative expenses	40,272	57,119	56,561
Selling and marketing expenses	4,343	3,803	5,256
Total share-based compensation expenses	$45,592	$61,801	$63,638

For information about how the going private transaction described in “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction” would affect the outstanding awards issued under our share incentive plans, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Effect of the Going Private Transaction on Outstanding Awards.”

Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies and assets. The following table sets forth the amortization of acquired intangibles included in the relevant items in our consolidated statement of operations:

	For the years ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Cost of revenues	$12,734	$10,436	$5,537
Selling and marketing expenses	4,106	4,220	2,260
Net income (loss) from discontinued operations	766	1,342	3,005
Total amortization of acquired intangibles	$17,606	$15,998	$10,802

We expect to record amortization expense of $2.1 million, $0.6 million, $0.6 million, $0.1 million and nil for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

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

Consolidation

We conduct substantially all of our operations through its PRC operating subsidiaries. In the past, due to PRC government restrictions that apply to foreign investment in China’s advertising industry, we established separate legal entities through which it conducts its advertising business in China by the use of nominee shareholders. We established a controlling financial interest in the entities through a series of contractual arrangements pursuant to which the nominal shareholders of the entities have assigned all of their voting rights and economic interests underlying their equity interests to the PRC operating subsidiaries. See “Item 4. Information on the Company — Corporate Structure — Our Corporate Structure”, “Item 4. Information on the Company — Corporate Structure — Our Contractual Arrangements” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders.”

As a result of these contractual arrangements we have the ability and intention to exercise control over the entities and the right and obligation to absorb substantially all of their profits and losses. Therefore, we have concluded that we are the primary beneficiary of the entities and have consolidated the entities since the date of execution of the contractual arrangements. This conclusion is predicated on the assumption that the contractual arrangements are legally enforceable, which we have determined based on the advice of legal counsel. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law.” Should the government find that the contractual arrangements that establish the structure for operating our PRC advertising business do not comply with PRC laws and regulations applicable to us and our PRC operating subsidiaries and affiliates, we could be subject to severe penalties and would need to consider the impact on our ability to control and thus consolidate the entities.

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

As of December 31, 2012, approximately 43.1% of the assets in the PRC operating affiliates pertained to goodwill as compared to 87.6% as of December 31, 2011, and the drop was attributable to the conversion of certain of our PRC operating affiliates into PRC operating subsidiaries. Excluding goodwill, the remaining operating assets in the PRC operating affiliates, including cash and cash equivalents, accounts receivable, rental deposit, equipment, and acquired intangible assets, accounted for approximately 0.9% of our total assets excluding goodwill. See Note 3 to the consolidated financial statements.

Revenue Recognition

Our revenues are primarily derived from advertising services.

Revenues from advertising services are recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.

We generate advertising service revenues from the sale of advertising time slots in the LCD display network, the sales of frame space on the poster frame network and advertising time slots on big screen networks leased from movie theaters advertising network and on traditional billboard network. In the majority of advertising arrangements, we act as a principal in the transaction and records advertising service revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances we are considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.

Long-term Investments

Investments in Affiliates. Affiliated companies are entities over which we have significant influence, but which it does not control. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statement of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company, which to date we have not. During the years ended December 31, 2011 and 2012, based on the duration and severity of the decline in the market price of the equity affiliates shares, we concluded that there were losses in value of the investment that were other-than-temporary and recorded impairment losses of $38.3 million and $7.3 million, respectively.

Other Investments. Investments in private companies with an ownership interests less than 20% in which we do not have significant influence, are accounted for by the cost method of accounting and are recorded at the lower of cost or fair market value. We recorded impairment loss of $1.5 million for the investment for the year ended December 31, 2012. As a result of review and discussion of the performance of the investee, the difference between the carrying amount and the fair value was considered an other-than-temporary loss.

Income Taxes

We record a valuation allowance amounting to $5.1 million and $7.6 million, as of December 31, 2011 and 2012, respectively, to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we determine that we will be able to realize our deferred tax assets in the future, in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would decrease our income in the period such determination was made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of income. In 2010, one of our subsidiaries obtained HNTE status in China. This tax status, along with the applicable tax holidays, allows the subsidiary to benefit from a tax exemption for the two years ended December 31, 2011 and a further 50% reduction off the statutory rate from 2012 through 2014. One of our subsidiaries incorporated in Chengdu, Sichuan Province obtained approval from its in-charge tax authority in May 2012 and is subject to a preferential tax rate of 15% from 2011 to 2020, as the entity was established in the western region of China engaging in one of the encouraged categories of business.

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

As of December 31, 2010, 2011 and 2012, we had a goodwill balance of $425.3 million, $459.1 million and $439.4 million, respectively. Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. The following table presents the changes in our goodwill balance by reporting unit for the years ended December 31, 2011 and 2012:

	LCD display network	Poster frame network	Traditional billboard network	Total

Balance as of January 1, 2011	$411,534	$13,800	$—	$425,334
Goodwill acquired during the year	6,045	2,176	19,731	27,952
Goodwill recorded as a result of contingent consideration resolved	1,271	3,211	—	4,482
Translation adjustments	700	259	386	1,345
Balance as of December 31, 2011	419,550	19,446	20,117	459,113
Goodwill recorded as a result of contingent consideration resolved	337	—	—	337
Goodwill impairment	—	—	(908)	(908)
Disposal of subsidiaries	—	—	(19,082)	(19,082)
Translation adjustments	35	16	(127)	(76)
Balance as of December 31, 2012	$419,922	$19,462	$—	$439,384

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

Goodwill impairment in 2010. We settled contingent purchase consideration of $5.7 million associated with the poster frame network reporting unit during the three months ended March 31, 2010. The amount was recorded as additional goodwill and was immediately impaired as there had been no material changes in the fair value of the poster frame network reporting unit subsequent to December 31, 2009, the most recent impairment analysis date, which was still lower than the carrying amount of the poster frame network reporting unit on March 31, 2010.

We further settled contingent purchase consideration of $5.0 million and $9.8 million associated with the LCD display network and poster frame reporting units during 2010. Our annual impairment test was performed for both reporting units using the income approach valuation method as of December 31, 2010, which indicated that the fair value of both reporting units significantly exceeded their carrying amounts. Therefore, no goodwill impairment was recognized.

Goodwill impairment in 2011. We did not incur any goodwill impairment for the year ended December 31, 2011.

Goodwill impairment in 2012. Our annual impairment test was performed for two reporting units by first assessing the fair value of the two reporting units using the income approach valuation method as of December 31, 2012, which indicated that the fair value of the two reporting units significantly exceeded their carrying amounts. Based on the results of the valuation analysis, we concluded that the related goodwill for these two reporting units was not at risk of impairment. During the third and fourth quarter of 2012, we disposed of four previously acquired subsidiaries in the traditional outdoor billboard advertising business. Due to advertising spending uncertainties in the medium term and our continued view that the traditional outdoor billboard network is not a core business segment, we decided to downsize this business segment by divesting four subsidiaries within the segment. Prior to the disposal, these subsidiaries were first classified as held-for-sale, which was considered as a triggering event causing management to perform impairment assessment of the goodwill in these four subsidiaries, and based on the assessment, management believes that it is more likely than not that the carrying amount of goodwill in one of the four subsidiaries may be impaired, hence an impairment loss of $907,776 was recognized.

Taxation

Cayman Islands, the British Virgin Islands and Hong Kong. Under the current laws of the Cayman Islands and the British Virgin Islands, as applicable, none of Focus Media Holding Limited or its subsidiaries incorporated in Cayman Islands or the British Virgin Islands, is subject to tax on its income or capital gains. Focus Media Hong Kong, and Hua Kuang Advertising Company Limited, our wholly owned subsidiaries incorporated in Hong Kong, are subject to profits tax at a rate of 16.5% on their assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions is exempt from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

Taxable Presence Exposure in the PRC. The New Law and its implementation regulations, which is further described below, provide that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation regulations of the New Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although our main management and investment functions are performed outside of China, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise. If we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%, which would have an adverse impact on our effective tax rate. See “Item. 3 Key Information — D. Risk Factors —Risks Relating to Compliance with PRC Law — We may be deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to PRC taxation on our worldwide income.” In addition, under such circumstances, dividends distributed from our WFOE operating subsidiaries to our non-PRC subsidiaries and ultimately to our company, would be subject to PRC dividend withholding tax, and dividends from our company to our ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate. See “Item. 3 Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Dividends we receive from our WFOE operating subsidiaries may be subject to PRC withholding tax” and “Item. 3 Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Dividends payable by our company to our foreign investors and gain on the sale of our ordinary shares or ADSs may become subject to taxes under PRC tax laws.”

PRC. The New EIT Law took effect on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and PRC domestic companies. The New EIT Law provides for a five-year transition period from its effective date for those enterprises which were established before the effective date of the New EIT Law and were entitled to preferential tax treatment, such as a reduced tax rate or a tax holiday, under the PRC income tax laws.

On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Under Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period transition beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state. For example, enterprises that qualify as HNTE under the New EIT Law will be entitled to a 15% preferential EIT rate. The HNTE status is subject to renewal every three years and re-application every six years.

On the same date, the State Council also issued the Notice of the State Council Concerning Implementation of Transitional Tax Incentives for HNTE newly-established in Special Economic Zones and Shanghai Pudong New Area, or Circular 40, which provides guidance of the income tax incentives for high tech companies established in the Special Economic Zones and Shanghai Pudong New Area. In particular, such high tech companies can enjoy enterprise income tax exemptions for their first to second years of operation and a 50% reduction of the 25% statutory enterprise income tax rate for their third to fifth years of operation.

Most of our PRC operating subsidiaries and PRC operating affiliates transitioned from an enterprise income tax rate of 33% to a rate of 25%, effective January 1, 2008. Those that had enjoyed a lower tax rate of 15% as high-tech companies under the PRC income tax laws transitioned to the uniform enterprise income tax rate of 25% from 2008 unless they obtained HNTE status under the New EIT Law. We have thus generally applied the 25% enterprise income tax rate in calculating our deferred tax balances. Our PRC operating subsidiaries and PRC operating affiliates with tax holiday period have used the reduced rates in calculating their deferred tax balances.

Among the subsidiaries and consolidated variable interest entities, Beijing Focus Media Wireless Co., Ltd. was qualified for the transitional tax period and thus enjoyed an enterprise income tax rate of 0% for 2008 and a 50% tax deduction from 2009 to 2011. For 2010, 2011 and 2012, Beijing Focus Media Wireless Co., Ltd. was subject to a preferential tax rate of 10%, 11% and 12%, respectively. In 2012, Beijing Focus Media Wireless Co., Ltd. renewed its HNTE status and therefore is subject to a preferential tax rate of 15% from 2012 through 2014. Focus Media (China) Information Technology Co., Ltd. was incorporated on August 22, 2008 in one of the specific areas designated by the State Council, and obtained HNTE qualification on June 22, 2010. Therefore, Focus Media (China) Information Technology Co., Ltd. was exempt from enterprise income tax for the two years 2010 and 2011 and enjoys a 50% tax reduction for the subsequent three years. Its HNTE status will be renewed in 2013. Focus Media Culture Communication Co., Ltd. obtained approval from the relevant tax authority in May 2012 and is subject to a preferential tax rate of 15% from 2011 to 2020, as the entity was established in the western region of China engaging in one of the encouraged categories of business.

We classify interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest recorded as of December 31, 2010, 2011 and 2012 are immaterial. We did not increase or decrease our liabilities for unrecognized tax benefits for 2011 and 2012, respectively, and do not anticipate any significant increases or decreases to our liability for unrecognized tax benefits within the next 12 months.

Recently Issued Accounting Standards

In July 2012, the Financial Accounting Standards Board issued Acounting Standards Update (“ASU”) 2012-02, which allows entities who test indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. Management believes the adoption of ASU 2012-02 will not materially impact us.

There are no other recent accounting pronouncements that have had or are expected to have a material impact on our consolidated financial statements as of the date of this annual report.

Acquisitions

Since we commenced our current business model in May 2003, we have acquired numerous companies to expand the coverage of our network in China and to acquire businesses that are complementary to our operations. See “Item 10. Additional Information — C. Material Contracts.”

Some of the businesses we acquired had entities located both in and outside of China. The consideration we paid for these businesses was made in two parts, one part for the entities located in China, and the other part for the entities located outside of China. For consideration paid to acquire entities located in China, we withheld on behalf of sellers who are natural persons 20% of the amount by which the acquisition price exceeded the registered capital of such PRC entities as required under the PRC Individual Income Tax Law and related implementation rules. We were not required to and did not withhold any tax in connection with payments made to acquire the entities located outside of China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Strengthened scrutiny or acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our ordinary shares or ADSs.”

2010 Acquisitions

In 2010, we acquired five entities in the posterframe advertising business for fixed cash consideration of $5.3 million in aggregate. There were no contingent considerations related to these acquisitions. We recognized acquired intangible assets of $1.2 million and recognized goodwill of $4.0 million, which we categorized in our poster frame network unit.

2011 Acquisitions

In 2011, we acquired four entities in the traditional billboard advertising business for cash consideration of $4.4 million in aggregate. The contingent consideration related to these acquisitions is $15.5 million, which is based on the achievement of certain earnings targets. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

	Value (in thousands of U.S. dollars)	Amortization period
Net liabilities acquired	$467
Intangible assets
Lease agreement	17,484	7-9 years
Customer base	6,170	5-10 years
Trademark	855	N/A
Non-compete agreement	254	3 years
Goodwill	19,731
Less: Noncontrolling interest	(19,102)
Deferred tax liabilities associated with acquired intangible assets	(5,977)
Total	$19,882

In 2011, we also acquired four entities in the LCD display advertising business and three entities in the posterframe advertising business for fixed cash consideration of $1.9 million in aggregate and $2.4 million in aggregate, respectively. There is no contingent consideration related to these acquisitions. With respect to the acquisition of the two respective business types, we recognized acquired intangible assets of $0.2 million and $0.5 million, respectively, and recognized goodwill of $6.0 million and $2.2 million respectively, for 2011.

2012 Acquisitions

We did not make any significant acquisitions in 2012.

Dispositions

We use a number of quantitative and qualitative factors in assessing performance. Quantitative factors primarily include: (i) current and, more importantly projected, gross profit as compared with that of other segments; (ii) current and projected operating profit compared that of with other segments; and (iii) current and projected working capital requirements compared with those of other segments. Qualitative factors include, but are not limited to: strategic fit of a particular segment with our overall strategies; synergies of a particular business with other segments; and the industry dynamics a segment has encountered or may encounter in the future.

Once an underperforming segment or entity is identified, we further evaluate whether or not we should dispose of the segment or entity. This determination is also based on a number of quantitative and qualitative factors, such as how quickly or easily the segment or entity can be turned around, the degree of difficulty expected in selling the segment or entity to a third party, the financial burden we would bear if the segment or entity were retained and the overall effect retention would have on our profitability, working capital and cash flow as a whole and the price of our ADSs.

2010 Disposition

In January 2010, certain employees and management of Allyes and certain members of our management and directors entered into a definitive agreement with us and Allyes to buy-out an aggregate 38% interest in Allyes from us for a cash consideration of $13.3 million. On July 30, 2010, we further entered into a definitive share purchase agreement with Asteroid Media Holdings Limited, a wholly-owned investment vehicle of Silver Lake, pursuant to which we sold to Silver Lake all of our remaining 62% equity interest in Allyes for a cash consideration of $124 million. Following the disposition of Allyes, we are no longer engaged in the Internet advertising business and therefore, the results of Internet advertising business have been included in discontinued operations in our consolidated statements of income for all periods presented. The results of discontinued operations include net revenues and profit before tax of $80.6 million and $5.2 million, respectively, related to Allyes and its subsidiaries and affiliates. We recorded a gain on disposal of $79.0 million for 2010.

2011 Disposition

We did not make significant dispositions in 2011.

2012 Disposition

During the third and fourth quarter of 2012, we disposed of four previously acquired subsidiaries in the traditional outdoor billboard advertising business. Due to advertising spending uncertainties in the medium term and our continued view that the traditional outdoor billboard network is not a core business segment, we decided to downsize this business segment by divesting four subsidiaries within the segment. The results of these four subsidiaries have been classified as discontinued operations for the years ended December 31, 2011 and 2012. The results of discontinued operations include net revenues and pre-tax losses dereived from these subsidiaries of $16,406,904 and $645,006, respectively, for the year ended December 31, 2012, and $6,088,306 and $932,760, respectively, for the year ended December 31, 2011. We recorded an impairment loss on goodwill of $907,776 relating to one of the disposed subsidiaries and recorded a combined gain on disposal of $479,447.

Quarterly Results of Operation

The following table presents unaudited consolidated quarterly financial data for each of the eight quarters in the period from January 1, 2011 to December 31, 2012. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements included elsewhere in this annual report of Form 20-F and using information derived from our unaudited consolidated financial statements which are not included in this annual report on Form 20- F. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for the relevant unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands of U.S. dollars)
Net revenues:
LCD display network(1)	$82,505	$103,890	$120,562	$137,408	$87,554	$122,052	$128,419	$127,456
In-store network(1)	9,512	14,936	15,871	16,055	12,668	13,559	14,466	11,095
Poster frame network(1)/(2)	36,079	38,178	46,645	64,547	65,704	68,566	81,609	85,679
Movie theater advertising network (1)	7,957	9,105	12,990	20,783	18,412	15,161	23,233	19,849
Traditional billboard network(1)	10,522	12,853	12,228	13,906	9,592	8,568	7,749	6,110
Total net revenues	146,575	178,962	208,296	252,699	193,930	227,906	255,476	250,189

Cost of revenues:
LCD display network	19,625	18,630	22,363	25,229	26,397	26,737	29,976	30,025
In-store network	5,701	5,774	5,849	3,258	5,607	5,259	5,384	5,254
Poster frame network(3)	25,705	27,098	28,056	29,511	29,401	30,113	29,268	28,903
Movie theater advertising network	6,188	5,984	6,601	6,980	6,376	8,599	8,762	8,924
Traditional billboard network	9,135	9,724	10,725	12,315	9,871	9,506	9,457	5,777
Total cost of revenues	66,354	67,210	73,594	77,293	77,652	80,214	82,847	78,883
Gross profit	80,221	111,752	134,702	175,406	116,278	147,692	172,629	171,306

Operating expenses:
General and administrative expenses	26,624	30,240	32,562	37,092	29,813	37,791	36,132	32,968
Selling and marketing expenses	31,201	33,079	32,506	49,606	37,889	51,110	53,123	51,973
Impairment loss	—	—	—	—	—	—	—	—
Other operating (income) expenses,net	(4,705)	(1,209)	(2,052)	(8,181)	(4,214)	(5,587)	(14,890)	(13,897)
Total operating expenses	53,120	62,110	63,016	78,517	63,488	83,314	74,365	71,044

Income from operations	27,101	49,642	71,686	96,889	52,790	64,378	98,264	100,262
Interest income	2,360	3,147	5,395	4,636	4,477	6,334	5,366	6,181
Interest expense	—	—	133	584	1,122	1,250	1,284	1,411
Investment loss	—	—	—	—	—	—	—	1,526

Income from continuing operations before income taxes	29,461	52,789	76,948	100,941	56,145	69,462	102,346	103,506
Income taxes	6,908	8,935	13,851	25,022	16,152	7,622	27,513	24,610
Loss from equity method investment(4)	2,774	992	985	38,882	3,025	3,437	9,499	2,600
Net income from continuing operations	19,779	42,862	62,112	37,037	36,968	58,403	65,334	76,296

Net income (loss) from discontinued operations, net of tax	—	—	560	(1,538)	542	(367)	(1,008)	(232)
Net income	19,779	42,862	62,672	35,499	37,510	58,036	64,326	76,064
Net income (loss) attributable to noncontrolling interests	(768)	59	438	(1,594)	(399)	(871)	(264)	(608)

Net income attributable to Focus Media Holdings Limited shareholders	$20,547	$42,803	$62,234	$37,093	$37,909	$58,907	$64,590	$76,672

(1)         Advertising service revenues are presented net of sales taxes. The tables below present the unaudited quarterly sales tax information:

(2)         The net revenues from our poster frame network include the net revenues derived from LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

(3)         The cost of revenues from our poster frame network includes the cost of revenues derived from LCD 1.0 picture frame devices in Tianjin, Kunming and Shijiazhuang.

(4)         After the furnishing of our Form 6-K on March 20, 2012 containing our earnings release for the fourth quarter and full year ended December 31, 2011, we recorded an impairment loss of $38.3 million with respect to our equity method investment in VisionChina as of December 31, 2011. We recorded this impairment loss because we concluded that there had been a loss in the value of the investment due to the duration and severity of the decline in the market price of VisionChina’s shares. We have held 15,331,305 shares of VisionChina since January 13, 2011. The impairment loss represents a non-cash charge.

	For the three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands of U.S. dollars)
	(unaudited)
Sales taxes:
LCD display network	$7,519	$9,628	$11,994	$13,044	$4,457	$7,078	$7,358	$6,916
In-store network	893	1,403	1,495	1,504	337	395	413	216
Poster frame network	3,203	3,470	4,378	6,048	4,906	4,611	4,447	4,000
Movie theater advertising network	477	519	624	875	489	417	521	509
Traditional billboard network	100	237	176	336	38	399	3	31
Total sale taxes	$12,192	$15,257	$18,667	$21,807	$10,227	$12,900	$12,742	$11,672

Certain quarterly financial information related to each fiscal quarter of the fiscal years ended December 31, 2011 and 2012 have been restated and differ from previously announced information in the Forms 6-K furnished to the SEC as a result of the following:

•                  Following the furnishing of Form 6-K on March 20, 2012 related to the financial information for quarter ended December 31, 2011, an impairment loss of $38.3 million was recorded as of December 31, 2011 as described in footnote (4) to the consolidated statement of operations data table above.

•                  During the third and fourth quarter of 2012, we disposed of four previously acquired subsidiaries in the traditional outdoor billboard advertising business. Due to advertising spending uncertainties in the medium term and our continued view that the traditional outdoor billboard network is not a core business segment, we decided to downsize this business segment by divesting four subsidiaries within the segment. Therefore, the results of these four subsidiaries have been classified as discontinued operations for each fiscal quarter of the fiscal years ended December 31, 2011 and 2012.

The following table presents our unaudited consolidated quarterly financial data as a percentage of our net revenues for the periods indicated.

	For the three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Consolidated Statement of Operations Data
Net revenues:
LCD display network(1)	56.3%	58.1%	57.9%	54.4%	45.2%	53.5%	50.3%	50.9%
In-store network(1)	6.5%	8.3%	7.6%	6.4%	6.5%	5.9%	5.7%	4.4%
Poster frame network(1)	24.6%	21.3%	22.4%	25.5%	33.9%	30.1%	31.9%	34.4%
Movie theater advertising network(1)	5.4%	5.1%	6.2%	8.2%	9.5%	6.7%	9.1%	7.9%
Traditional billboard network(1)	7.2%	7.2%	5.9%	5.5%	4.9%	3.8%	3.0%	2.4%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
LCD display network	13.5%	10.6%	10.7%	10.0%	13.5%	11.7%	11.7%	11.9%
In-store network	3.9%	3.2%	2.8%	1.3%	2.9%	2.3%	2.1%	2.1%
Poster frame network	17.5%	15.1%	13.5%	11.6%	15.2%	13.2%	11.5%	11.6%
Movie theater advertising network	4.2%	3.3%	3.2%	2.8%	3.3%	3.8%	3.4%	3.6%
Traditional billboard network	6.2%	5.4%	5.1%	4.9%	5.1%	4.2%	3.7%	2.3%
Total cost of revenues	45.3%	37.6%	35.3%	30.6%	40.0%	35.2%	32.4%	31.5%
Gross profit	54.7%	62.4%	64.7%	69.4%	60.0%	64.8%	67.6%	68.5%
Operating expenses:
General and administrative expenses	18.2%	16.9%	15.7%	14.7%	15.4%	16.7%	14.1%	13.2%
Selling and marketing expenses	21.3%	18.5%	15.6%	19.6%	19.5%	22.4%	20.8%	20.8%
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other operating (income) expenses,net	(3.2)%	(0.7)%	(1.0)%	(3.2)%	(2.2)%	(2.5)%	(5.8)%	(5.6)%
Total operating expenses	36.3%	34.7%	30.3%	31.1%	32.7%	36.6%	29.1%	28.4%
Income from operations	18.4%	27.7%	34.4%	38.3%	27.3%	28.2%	38.5%	40.1%
Interest income	1.6%	1.8%	2.6%	1.8%	2.3%	2.8%	2.1%	2.5%
Interest expense	0.0%	0.0%	0.1%	0.2%	0.6%	0.5%	0.5%	0.6%
Investment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.6%
Income from continuing operations before income taxes	20.0%	29.5%	36.9%	39.9%	29.0%	30.5%	40.1%	41.4%
Income taxes	4.7%	5.0%	6.6%	9.9%	8.3%	3.4%	10.8%	9.9%
Loss from equity method investment	1.9%	0.6%	0.5%	15.4%	1.6%	1.5%	3.7%	1.0%
Net income from continuing operations	13.4%	23.9%	29.8%	14.6%	19.1%	25.6%	25.6%	30.5%
Net income (loss) from discontinued operations, net of tax	0.0%	0.0%	0.3%	(0.6)%	0.2%	(0.1)%	(0.4)%	(0.1)%
Net income	13.4%	23.9%	30.1%	14.0%	19.3%	25.5%	25.2%	30.4%
Net income (loss) attributable to noncontrolling interests	(0.5)%	0.1%	0.2%	(0.7)%	(0.2)%	(0.3)%	(0.1)%	(0.2)%
Net income attributable to Focus Media Holdings Limited shareholders	13.9%	23.8%	29.9%	14.7%	19.5%	25.8%	25.3%	30.6%

(1)         Advertising service revenues are presented net of sales taxes. The following table presents the unaudited quarterly sales taxes as a percentage of gross revenues:

	For the three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(unaudited)
Sales taxes:
LCD display network	8.4%	8.5%	9.0%	8.7%	4.8%	5.5%	5.4%	5.1%
In-store network	8.6%	8.6%	8.6%	8.6%	2.6%	2.8%	2.8%	1.9%
Poster frame network	8.2%	8.3%	8.6%	8.6%	6.9%	6.3%	5.2%	4.5%
Movie theater advertising network	5.7%	5.4%	4.6%	4.0%	2.6%	2.7%	2.2%	2.5%
Traditional billboard network	0.9%	1.8%	1.4%	2.4%	0.4%	4.4%	0.0%	0.5%
Total sale taxes	7.7%	7.9%	8.2%	7.9%	5.0%	5.4%	4.8%	4.5%

A. Operating Results

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues from continuing operations increased from $786.5 million in 2011 to $927.5 million in 2012 primarily due to an increase in our advertising service revenues.

•                  LCD Display Network. Advertising service revenues from our LCD display network increased by 4.7% from $444.4 million in 2011 to $465.5 million in 2012. This slower pace of increase as compared to the increase from 2010 to 2011 is generally attributable to a weak overall branded advertising spending in China in 2012, especially in the fourth quarter which accounted for 27.0% of our annual revenues, mainly due to macroeconomic slowdown which affected advertisers’ appetite for branded advertising.

•                  In-store Network. Advertising service revenues from our in-store network decreased by 8.2% to $51.8 million in 2012 from $56.4 million in 2011, primarily attributable to the cut back in advertising spending by certain large-sized customers, such as certain domestic dairy producers, as a result of unfavorable macroecomomic environment. As our customer base for in-store network segment is generally more concentrated than the other business segments, volatility in spending by major customers could have more significant impact to this business segment as a general matter.

•                  Poster Frame Network. Advertising service revenues from our poster frame network increased by 62.7% from $185.4 million in 2011 to $301.6 million in 2012. This significant increase is mainly due to: a) customers’ increased spending on promotional advertising as compared to branded advertising in light of the unfavorable macroecomomic environment, which has a more imminent impact on sales. Poster frame network is generally a more attractive channel for driving promotions; b) our expansion of poster frame network. For example, the number of our frame 1.0 picture frames increased from 445,126 as of December 31, 2011 to 505,571 as of December 31, 2012; and c) a more stable competitive landscape against other poster frame operators in the PRC.

•                  Movie Theater Advertising Network. Advertising service revenues derived from our movie theater advertising network increased by 51.0% from $50.8 million in 2011 to $76.7 million in 2012 primarily due to the rapid growth of movie theaters in the PRC and accordingly, the expansion of our movie theater advertising network as the effectiveness of such media is becoming increasingly recognized by more customers.

•                  Traditional Billboard Network. Advertising service revenues derived from traditional billboard network decreased by 35.4% from $49.5 million in 2011 to $32.0 million in 2012. This is primarily attributable to the implementaion of our strategic decision to downsize this business segment in order to focus our resources on the core business. We strategically consider this business segment as non-core part of our overall business and as a general matter, its profit margin is relatively thin.

Cost of Revenues. Our cost of revenues increased from $284.5million in 2011 to $319.6 million in 2012.

•                  Cost of Revenues — LCD Display Network. Net advertising service cost for our LCD display network increased by 31.8% from $85.8 million in 2011 to $113.1 million in 2012. This is primarily attributable to: a) the rental cost increased by $13.9 million due to media platform development in 2012 and the incremental average rental cost; and b) the location maintenance, utility and transportation, salary and benefits increased by approximately $10.7 million as compared to that of 2011, caused by incremental costs to maintain our expanded network.

•                  Cost of Revenues — In-store Network. Net advertising service cost for our in-store network increased by 4.4% from $20.6 million in 2011 to $21.5 million in 2012. This increase is attributable to the incremental average rental cost.

•                  Cost of Revenues — Poster Frame Network. Net advertising service cost for our poster frame network increased by 6.6% from $110.4 million in 2011 to $117.7 million in 2012. This increase is mainly attributable to: a) rental cost increased by $7.5 million, resulting from incremental number of frames installed and the increased average rental cost; and b) other costs, including salary and benefits and, location maintenance costs, which increased by approximately $4.9 million.

•                  Cost of Revenues — Movie Theater Advertising Network. Net advertising service cost for our movie theater advertising network, which mainly represents the advertising time slot leasing costs charged by movie operators, increased by 26.7% from $25.8 million in 2011 to $32.7 million in 2012. This increase is mainly due to the expansion of our movie theatre advertising network.

•                  Cost of Revenues — Traditional Billboard Network. Net advertising service cost for our traditional billboard network decreased by 17.4% from $41.9 million in 2011 to $34.6 million in 2012. This decrease is primarily due to our decision to downsize this business segment and fewer billboards we operated in 2012 as compared to 2011.

Gross Profit. As a result of the foregoing, our gross profit increased by 21.1% from $502.1 million in 2011 to $607.9 million in 2012. Our overall gross margin increased from 63.8% in 2011 to 65.5% in 2012 primarily due to higher average selling price and higher utilization rate in our poster frame network.

	For the years ended December 31,
	2010		2011		2012
	$	Gross margin	$	Gross margin	$	Gross margin
	(in thousands of U.S. dollars, except percentages)
Gross profit:
LCD display network	$230,129	77.3%	$358,518	80.7%	$352,346	75.7%
In-store network	14,345	38.0%	35,792	63.5%	30,284	58.5%
Poster frame network	37,406	30.7%	75,079	40.5%	183,873	61.0%
Movie theater advertising network	4,246	23.5%	25,082	49.3%	43,994	57.4%
Traditional billboard network	8,499	20.8%	7,610	15.4%	(2,592)	(8.1)%
Total gross profit	$294,625	57.1%	$502,081	63.8%	$607,905	65.5%

In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our net revenues and costs of revenues of each network.

Operating Expenses. Our operating expenses increased by 13.8% from $256.8 million in 2011 to $292.2 million in 2012.

General and Administrative Expenses. General and administrative expenses increased by 8.1% from $126.5 million in 2011 to $136.7 million in 2012. This was mainly due to an increase of professional fees by approximately $11.4 million in connection with the announced going private transaction and regulatory matters.

Selling and Marketing Expenses. Selling and marketing expenses increased by 32.6% from $146.4 million in 2011 to $194.1 million in 2012. This was mainly due to more selling and marketing efforts made in 2012 in order to stimulate the market in the unfavorable macroeconomic environment.

Other Operating Expenses (Income) Net. We had net other operating income of $38.6 million in 2012 as compared to net other operating income of $16.1 million in 2011, which was mainly attributable to an increase of $14.3 million in government subsidies.

Income from Operations.  As a result of the foregoing, income from operations increased by 28.7% from $245.3 million in 2011 to $315.7 million in 2012.

Interest Income. Interest income increased by 44.5% from $15.5 million in 2011 to $22.4 million in 2012, primarily due to the increase in our average balance of cash and cash equivalents during 2012.

Interest expense. Interest expense increased from $0.7 million in 2011 to $5.1 million in 2012, mainly attributable to the revolving loan in the amount of $200 million that we borrowed towards the end of 2011 at a weighted average interest rate of 2.4% per annum. The revolving loan was replaced by a 6-year term loan in November 2012 with a weighted average interest rate of 4.1% per annum.

Income from Continuing Operations Before Income Tax. As a result of the foregoing , income from continuing operations before income tax increased by 27.5% from $260.1 million in 2011 to $331.5 million in 2012.

Income Taxes. Our income taxes were $75.9 million in 2012 compared to $54.7 million in 2011, and the effective tax rate was 22.9% in 2012 as compared to 21.0% in 2011. The increase in tax expenses was primarily caused by the increase in taxable income in 2012. The higher effective tax rate in 2012 was attributed to one of our PRC subsidiaries, which was granted HNTE status and enjoyed a preferential tax rate of 12.5% in 2012, as compared to 0% in 2011, partially offset by a negative 1.77% impact on the effective tax rate as a result of adjustment of prior year tax benefit.

Loss from Equity Method Investee. We acquired an equity stake of 15% in VisionChina for a total cash consideration of $61 million on January 14, 2011. We account for the investment in VisionChina using the equity method of accounting. The loss from equity method investee was $18.6 million in 2012 as compared to $43.6 millin in 2011, including the impairment loss of $7.3 million and $38.3 million for 2012 and 2011, respectively. The recorded impairment was due to the decline in the market share price of VisionChina, for which we concluded to be an other-than-temporary loss in value of the investment.

Net Income from Continuing Operations. As a result of the foregoing, net income from continuing operations increased by 46.5% from $160.8 million in 2011 to $237.0 million in 2012.

Net Loss from Discontinued Operations, Net of Tax. Net loss from discontinued operations was $1.1 million in 2012 as compared to $1.0 million in 2011, representing the net loss generated by the four entities in traditional outdoor billboard network which were disposed of in the second half of 2012.

Net Income Attributable To Focus Media Holding Limited. As a result of the foregoing, net income attributable to Focus Media Holding Limited was $238.1 million in 2012 as compared to $162.7 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues from continuing operations increased substantially from $516.3 million in 2010 to $786.5 million in 2011 due primarily to an increase in our advertising service revenues.

•                  LCD Display Network. Advertising service revenues from our LCD display network increased by 49.3% from $297.6 million in 2010 to $444.4 million in 2011. Our core business’ value proposition to advertisers is gaining momentum as the strength and effectiveness of our core business is becoming increasingly recognized by advertisers, especially our LCD display network. Meanwhile, the aggressive ad price hikes of traditional TV broadcasters have presented exciting growth opportunities to us. As a result, the 49.3% increase is primarily contributed by: a) the average selling price we charged to our customers increased by approximately 20% — 30% in our tier-1 and tier-2 cities in 2011 compared to that of 2010; and b) the average utilization rate(1) of LCD display network capacity increased from 52% in 2010 to 56% in 2011.

Note (1): Average utilization rate = total advertising service revenues / the aggregate theoretical revenue (i.e. standard price x no. of time slots for sale x average sales discount)

•                  In-store Network. Advertising service revenues from our in-store network increased by 49.2% to $56.4 million in 2011 from $37.8 million in 2010. This increase was primarily attributable to a) the total number of hypermarkets in our in-store network, from which our in-store network revenues are derived, increased by approximately 10.8% compared to that of 2010; and b) the average unit selling price per store for hypermarkets increased by over 30% compared to that of 2010.

•                  Poster Frame Network. Advertising service revenues from our poster frame network increased by 52.1% from $121.9 million in 2010 to $185.4 million in 2011. Similar to our LCD display network, the advertising service revenues derived from our poster frame network also rebounded in 2011 as compared to 2010, especially for cyclical industries such as automobiles, financial services and personal products. As a result, the annual average utilization rate of our network capacity in the network’s top four revenue-generating cities increased to 45.0% in 2011 from 37.8% in 2010.

•                  Movie Theater Advertising Network. Advertising service revenues derived from our movie theater advertising network increased by 180.7% from $18.1 million in 2010 to $50.8 million in 2011 as the effectiveness of this media is becoming increasingly recognized by our customers, especially for our customers in the automobile, telecom, diary and personal products.

•                  Traditional Billboard Network. Advertising service revenues derived from our traditional billboard network increased by 21.0% from $40.9 million in 2010 to $49.5 million in 2011. This is attributable to expansion of the traditional billboard network we operate.

Cost of Revenues. Our cost of revenues increased from $221.7 million in 2010 to $284.5 million in 2011.

•                  Cost of Revenues — LCD display network. Net advertising service cost for our LCD display network increased from $67.5 million in 2010 to $85.8 million in 2011. This is primarily attributable to: a) the rental cost increased by $7.8 million due to media platform development in 2011 and the incremental average rental cost; and b) location maintenance, utility and transportation, salary and benefits increased by approximately $8.5 million as compared to that of 2010.

•                  Cost of Revenues — In-store Network. We incurred $20.6 million in advertising service cost for our in-store network in 2011 as compared to $23.4 million in 2010. The decrease is primarily attributable to depreciation expenses for equipment installed in our in-store network which decreased by approximately $1.9 million as the equipment that we installed in 2006 became fully depreciated in 2010.

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

•                  Cost of Revenues — Movie Theater Advertising Network. In 2011, we incurred $25.8 million advertising service cost in our movie theater advertising network, which mainly represents the advertising time slot leasing costs charged by movie operators, an increase of 87.0% from $13.8 million in 2010 due to significant expansion of our movie theater advertising network.

•                  Cost of Revenues — Traditional Billboard Network. Advertising service cost incurred for our traditional billboard network in 2011 was $41.9 million, an increase of 29.3% from $32.4 million in 2010 due to expansion of our traditional billboard network.

Gross Profit. As a result of the foregoing, our gross profit increased by 70.4% from $294.6 million in 2010 to $502.1 million in 2011. Our overall gross margin increased from 57.1% in 2010 to 63.8% in 2011 primarily due to the increasing utilization rate and average selling price in our core business (i.e., LCD display network, in-store network, poster frame network, and movie theater advertising network) which led to a higher margin as the advertising service costs for these core businesses are generally not variable along with the fluctuation of revenue.

In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.

Operating Expenses. Our operating expenses increased significantly from $175.1 million in 2010 to $256.8 million in 2011.

General and Administrative Expenses. General and administrative expenses increased from $79.8 million in 2010 to $126.5 million in 2011. This was mainly due to: a) increase in bad debt expenses of $15.5 million as compared to that in 2010, which was primarily attributable to an additional 30%-100% specific provision for our e-commerce and group-buying customers; b) increase in share-based compensation expense of approximately $16.2 million, as we granted 15,000,000 and 17,711,500 restricted share units in December 2010 and November 2011, respectively, which resulted in higher charges in 2011 as compared to 2010; and c) increase in tax planning related cost and legal fees and payments of approximately $9.4 million in 2011 compared to those in 2010.

Selling and Marketing Expenses. Selling and marketing expenses increased from $103.7 million in 2010 to $146.4 million in 2011. This was mainly due to: a) a 50% increase in net revenues from 2010 to 2011; and b) the increase in marketing and promotional expenses.

Impairment Loss. We incurred $5.7 million of goodwill impairment loss in 2010, which was mostly attributable to the poster frame network. We did not incur goodwill impairment loss in 2011.

Other operating expenses (income) net. In 2011, we had net other operating income of $16.1 million as compared to net other operating income of $14.1 million in 2010. The increase was mainly attributable to increase in government subsidies of $4.1 million compared to that in 2010, net of fixed assets disposal charge in $1.6 million due to interactive screen upgrade in 2011.

Income from Operations. As a result of the foregoing, income from operations increased from $119.6 million in 2010 to $245.3 million in 2011.

Interest Income. Interest income increased from $7.3 million in 2010 to $15.5 million in 2011, primarily due to the increase in our average balance of cash and cash equivalents, restricted cash and short term investments during 2011.

Income from Continuing Operations Before Income Tax. As a result of the foregoing, income from continuing operations before income tax increased from $125.5 million in 2010 to $260.1 million in 2011.

Income Taxes. Our income taxes were $54.7 million in 2011 compared to $22.3 million in 2010. The increase in income tax in 2011 compared to 2010 was primarily due to the increase in taxable income in 2011. In 2011, the income taxes included a $6.0 million withholding dividend tax provision for the $60.0 million dividends to be received from our PRC operating subsidiaries.

Loss from Equity Method Investee. We acquired an equity stake of 15% in VisionChina for a total cash consideration of $61 million on January 14, 2011. As a result of the severity and duration of the share price decline of VisionChina, we performed an impairment analysis on the carrying amount of the investment in VisionChina for the year ended December 31, 2011 and we determined the difference between the carrying amount and the market value of $19.0 million basing on the closing price of $1.24 on December 30, 2011 to be other-than-temporary. Accordingly, we recorded an impairment loss of $38.3 million. We account for the investment in VisionChina using the equity method of accounting. In 2011, the loss from equity method investee, including the impact of the impairment loss, was $43.6 million.

Net Income from Continuing Operations. As a result of the foregoing, net income from continuing operations increased from $103.2 million in 2010 to $160.8 million in 2011.

Net Income (Loss) from Discontinued Operations, Net of Tax. Net income from discontinued operations in 2010 was $83.1 million which mainly represented the gain on disposal of Allyes in the amount of $79.0 million and the net income of Allyes from January 1, 2010 until the date our interest in it was disposed. Net loss from discontinued operations in 2011 was $1.0 million which represented the net loss generated by the four entities in traditional outdoor billboard network in 2011. These entities were disposed of in the second half of 2012.

Net Income Attributable to Focus Media Holding Limited. As a result of the foregoing and a net loss of $1.9 million attributable to a non-controlling interests in our subsidiaries, net income attributable to Focus Media Holding Limited was $162.7 million in 2011 as compared to $184.3 million in 2010.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of December 31, 2012, we had approximately $674.1 million in cash and cash equivalents. Our objective is to maintain the safety and liquidity of our cash. Therefore, we intend to keep our cash and cash equivalents in bank deposits or other risk-free short-term investments.

We require cash to fund: (i) our ongoing business needs, including the location costs association with the placement of our displays and the upgrading of our network technology; (ii) the ongoing expansion of our network, including purchases of flat-panel digital displays and (iii) for possible acquisitions of our regional distributors. Other possible cash needs include payment of claims that could be made against us.  From time to time, we evaluate possible investments, acquisitions and divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We have not experienced difficulties in meeting our cash needs, and we believe our current cash and cash equivalents and cash flow from operations is sufficient to meet our cash needs for the foreseeable future.

We may, however, require additional cash resources due to changed business conditions or other future developments. If our cash sources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of additional equity securities or convertible debt securities would result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations as well as operating and financial covenants that would restrict our operations. We cannot assure you that financing would be available in amounts or on terms acceptable to us, or at all.

In January 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year. and to reserve up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year (starting from 2012 earnings) that can be used, at the discretion of the board of directors, to increase the dividend payment or the size of our share purchase program in effect at that time, or the dividend policy. The dividends are to be paid out on a quarterly basis in the calendar year to shareholders of record as of June 30, September 30 and December 31, respectively. The dividend payments commenced in 2012 in respect of our non-GAAP net income for 2011. A dividend of $17.6 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012; a dividend of $17.4 million, or $0.0272 per ordinary share, was paid out on July 16, 2012 to shareholders of record on June 10, 2012; and a dividend of $17.3 million, or $0.0272 per ordinary share, was paid out on October 16, 2012 to shareholders of record as of September 28, 2012. On November 27, 2012, the board of directors of our company resolved to postpone the determination of the timing of announcement and payment of the remaining cash dividends in respect of 2011 due to the possible going private transaction. Under the terms of the going private merger agreement, our company is not permitted to pay any dividends or repurchase any of its ordinary shares pending consummation of the going private merger. As a result, on March 19, 2013, our board of directors resolved to terminate the Company’s previously announced share repurchase program and dividend policy.

Under PRC laws and regulations, each of our PRC operating subsidiaries is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In particular, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. Our PRC operating subsidiaries have allocated annual after-tax profits to each of their respective reserve funds in compliance with these laws and regulations. For 2010, 2011 and 2012, we made total appropriations of $21.2 million, $10.2 million and $4.1 respectively, to such reserve funds.

In addition, under PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2012, the restricted net assets of our PRC operating subsidiaries and PRC operating affiliates amounted to approximately $244.6 million. The assets attributable to our PRC operating affiliates primarily relate to operations conducted early in our corporate history in light of limitations on foreign ownership in the advertising industry. During that period, we conducted significant acquisitions through our PRC operating affiliates. Subsequently, over time, our indirect PRC operating subsidiaries obtained the requisite licenses to operate in the advertising industry. Accordingly, we gradually shifted our business and most of the operating contracts for our business, including certain revenue-generating advertising contracts, to our indirect PRC operating subsidiaries in which we hold equity interests. As a result, approximately 99.5% of our net revenues in 2012 were generated by our indirect PRC operating subsidiaries, in which we hold equity interests through our WFOE operating subsidiaries. Excluding goodwill, assets of our PRC operating affiliates account for 0.9% of our total assets as of December 31, 2012, excluding goodwill. As of December 31, 2012, the assets associated with our PRC operating affiliates totaled $23.7 million, of which goodwill associated with such acquisitions was $10.2 million. The gradual conversion of our operating PRC affiliates into our indirect PRC operating subsidiaries has allowed us to significantly reduce our exposure to risks associated with our PRC operating affiliate structure. Our PRC operating affiliates have historically not paid dividends to us from accumulated profits, as we do not own any direct equity interests in these operating affiliates, and we do not intend for our PRC operating affiliates to pay dividends to us in the foreseeable future, See “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — We may rely principally on dividends and other distributions on equity paid by our PRC operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$185,222	$280,158	$358,250
Net cash provided by (used in) investing activities	(90,602)	(383,881)	48,490
Net cash used in financing activities	(222,600)	(39,708)	(64,782)
Effect of exchange rate changes	14,297	20,174	956
Net increase (decrease) in cash and cash equivalents	$(113,683)	$(123,257)	$342,914

Cash provided by operating activities was $358.3 million in 2012 compared to $280.2 million in 2011. This increase was primarily attributable to improved operating profit in 2012. Days outstanding in accounts receivable for 2012 (defined as 365 days multiplied by the ending accounts receivable balance and divided by gross revenue) was 97 days for 2012, as compared to 86 days for 2011. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained elsewhere in this annual report of Form 20-F. Generally, payment of rental related expenses, income and other taxes and operating accrued liabilities, such as selling expenses, will have a material impact on our operating cash flow.

We had net cash provided by investing activities of $48.5 million in 2012, primarily attributable the following: (1) net cash received for short-term investments amounting to $111.4 million; partially offset by (2) increase in Renminbi restricted term deposits by $40.9 million which serves as collateral for a stand-by letter of credit issued on our behalf in connection with our $200 million US dollar bank loan; (3) $19.6 million paid to purchase equipment and other long-term assets; (4) $2.9 million paid to purchase subsidiaries and earn-out payment paid to acquire subsidiaries, net of cash acquired. We had net cash used in investing activities of $383.9 million in 2011, primarily consisting of the following: (1) increase in Renminbi restricted term deposits by approximately $199.3 million which serves as collateral for a stand-by letter of credit issued on our behalf in connection with our $200 million US dollar bank loan facilities; (2) $61.0 million was paid to invest in VisionChina for an effective stake of 15%; (3) net cash paid for short-term investments amounting to $79.5 million; (4) $13.2 million paid to acquire subsidiaries, net of cash acquired and earn-out payment for previous acquisitions; (5) $38.9 million paid to purchase equipment and other long-term assets. The foregoing factors were partially offset by (6) $7.3 million received from disposition of Allyes and $0.7 million proceeds from disposition of equipment.

We had $64.8 million net cash outflow from financing activities in 2012, primarily consisted of: (1) net cash repayment of short-term bank loan amounting to $99.6 million; (2) dividend payout amounting to $52.8 million; (3) $41.4 million payment made for share repurchase. The foregoing factors were partially offset by (4) net proceeds from long-term bank loan amounting to $129.0 million. We had $39.7 million net cash outflow from financing activities in 2011, primarily consisted of $213.4 million share repurchase, $0.4 million repayment to non-controlling interest shareholders, offset by net cash received from bank loan amounting to $171.0 million and $3.1 million proceeds from issuance of ordinary shares pursuant to share option plans.

Transactions with Related Parties

Our transactions with related parties have been conducted on arm’s length terms. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and Note 22 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods indicated. Our future capital expenditures may differ from the amounts indicated below.

	For the years ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Total capital expenditures	$18,693	$38,918	$19,647

Our capital expenditures in 2010, 2011 and 2012 were made primarily to acquire and upgrade the flat-panel digital displays for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2013 to be between approximately $20 million and $30 million, primarily consisting of upgrade of our flat-panel digital displays as we continue to expand our commercial location network, in-store network and poster frame network. We believe these next generation screens will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers, which we believe is of great importance for our next era of growth. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.

C. Research, Development, Patents and Licenses, etc.

Research and Development

We do not incur significant research and development expenditures.

Patents and Trademarks

We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel digital displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel digital displays. We currently hold design patents in China for our new model of flat-panel digital display and our software. We have the right to use several trademarks relating to the “Focus Media” brand name in China, South Korea, Taiwan, Japan, Singapore, India and Indonesia etc. We also have the right to use several trademarks relating to the “Framedia” brand name and “chuanzhi” (or “OOH”) brand name in China. We have also obtained copyright registration for a number of our software. We will continue to assess appropriate occasions for seeking trademark, copyright and other intellectual property protections for those aspects of our business that we believe provide significant competitive advantages.

We do not know whether any trademark we have registered or may register in the future will be challenged or invalidated or if our trademark applications will lead to registered trademarks with the scope of the goods and services we seek, if at all. See “Item 3. Key Information — D. Risk Factor — Risks Relating to Our Business and Industry — Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business.”

D. Trend Information

Please refer to “ — Overview” and “ — A. Operating Results” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2012.

	Payments due December 31,
	TOTAL	2013	2014	2015	2016	2017 and Thereafter
	(in thousands of U.S. dollars)
Display and poster frame placement agreement obligations	$206,623	$138,842	$51,722	$14,630	$1,282	$147
Office premise lease obligations	13,076	8,912	3,239	454	209	262
Equipment purchase obligations	10,119	10,119	—	—	—	—
Bank loan repayment obligations	200,000	—	—	—	—	200,000
Total contractual obligations	$429,818	$157,873	$54,961	$15,084	$1,491	$200,409

As of December 31, 2012, other than the bank loan repayment obligations as disclosed above and the potential liabilities relating to litigation in which we are involved, described under “ — Legal Proceedings,” we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily from net cash provided from operating activities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Name	Age	Position
Jason Nanchun Jiang	40	Chief Executive Officer and Chairman of the Board of Directors
Fumin Zhuo(1)	61	Director
Neil Nanpeng Shen(2)	45	Director
Charles Chao	47	Director
Daqing Qi(3)	50	Director
David Ying Zhang(4)	39	Director
Ying Wu(5)	54	Director
Kit Leong Low	42	Chief Financial Officer and Director

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

Jason Nanchun Jiang, our founder, has served as the chairman of our board of directors since May 2003. Mr. Jiang served as our chief executive officer from May 2003 to March 2008 and resumed his position as chief executive officer in January 2009. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997. Aiqi Advertising was renamed Focus Media Advertisement in May 2003 in connection with the establishment of our current business model. In December 2003, Mr. Jiang was selected by China News Publisher’s Media magazine as one of the “Media People of the Year.” In September 2003, Mr. Jiang was selected by the Television and Newspaper Committees of the China Advertising Commission as one of its “contemporary outstanding advertising media personalities.” Mr. Jiang received a B.A. degree in Chinese language and literature from Huadong Normal University in 1995.

Fumin Zhuo has served as our director since December 2004 and has more than 40 years of experience in investment and corporate management. Mr. Zhuo has also served as a general partner in SIG Capital Limited since July 2005 and a managing partner in GGV Capital since 2008. Prior to this, Mr. Zhuo served as chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region, since he joined the fund in July 2002. From 1995 to July 2002, Mr. Zhuo was chief executive officer of Shanghai Industrial Holding Ltd. and chairman of SIIC Medical Science & Technology (Group). Prior to this, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School with a degree in enterprise management and also holds a Master’s degree in economics from Fudan University.

Neil Nanpeng Shen has served as our director since December 2004. Mr. Shen is the founding managing partner of Sequoia Capital China, or Sequoia China, a China-focused venture capital and private equity fund which was established in August 2005. Prior to founding Sequoia China, Mr. Shen was president and chief financial officer of Ctrip.com International Limited, or Ctrip, a Nasdaq-listed on-line travel services company he co-founded and for which he continues to serve as a director. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking positions. Mr. Shen is also co-founder and co-chairman of Home Inns & Hotels Management (Hong Kong) Limited. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiaotong University.

Charles Chao was appointed as our director in November 2005 to replace Ted Tak Dee Sun who passed away in September 2005. Mr. Chao is the chairman and chief executive officer of SINA Corporation, an online media company listed on NASDAQ. Before he joined SINA Corporation in September 1999, Mr. Chao served as an experienced audit manager with PricewaterhouseCoopers LLP, providing auditing and business consulting services for high tech companies in Silicon Valley, California. Mr. Chao received his master of professional accounting from University of Texas at Austin. He also holds an M.A. degree in journalism from University of Oklahoma and a B.A. degree in Journalism from Fudan University in Shanghai, China.

Daqing Qi has been our director since February 28, 2006, upon the closing of our acquisition of Target Media. Mr. Qi is also a director of Sohu.com Inc., AutoNavi Holdings Ltd., Bona Film Group Ltd., SinoMedia Holding Ltd., Honghua Group Ltd. and China Vanke Co. Ltd. He is currently a professor and associate dean of the Cheong Kong Graduate School of Business and a member of the American Acounting Association. He previously worked at the Chinese University of Hong Kong, the Eli Broad Graduate School of Management at the Michigan State University, the East-West Center, and the China Features of the Xinhua News Agency. He graduated from Fudan University with a bachelor’s degree of science in biophysics and a bachelor’s degree of arts in international journalism. He obtained a master’s degree in management from the University of Hawaii at Manoa and a doctoral degree in accounting from the Michigan State University.

David Ying Zhang was appointed as our director on September 28, 2007. Mr. Zhang is a Founding Managing Partner for Matrix Partners China, where he oversees all of Matrix Partners China’s operations and is on the board of industry leading companies such as 21ViaNet, Huakang Financial, and many others. Matrix Partners China is an affiliate fund of Matrix Partners, one of the most well-regarded venture capital films in the world. Previously, he was also instrumental in the establishment and growth of WI Harper’s Beijing operations as well as successful investments in Cardiva, Celestry Designs (sold to Cadence in 2003), Focus Media (NASDAQ: FMCN), iKang Healthcare Services, 3G.cn, Maxthon, Daqi, Edan and others. Prior to WI Harper, he also worked at ABN AMRO Capital and Solomon Smith Barney, and he also spent time at UCSF conducting research on multiple sclerosis. David was born in Shanghai, grew up in the United States and holds an M.S. degree in biotechnology and business from Northwestern University and a B.S. in biology and chemistry from California State University, San Francisco.

Ying Wu was appointed our director in May 2008. Starting from 2008, he has been a partner of China Capital Group, of which he is a founder. Prior to 2008, Mr. Wu was a founder, chief executive officer and president of UTStarcom China since 1995. He has many years of experience in managing investments in the media and telecommunications industry. Mr. Wu received his B.S. degree in Electronic Engineering from Beijing Industry University and an M.S. degree in Electronic Engineering from New Jersey Institute of Technology.

Kit Leong Low was appointed our chief financial officer in January 2010 and our director in May 2011. Prior to joining Focus Media, Mr. Low was an executive director of eSun Holdings, a Greater China entertainment conglomerate, from June 2007 to January 2010. Prior to that, from June 2003, he was an executive director in the Goldman Sachs Asia-Pacific Research Media and Internet team whose coverage included media and Internet companies in Greater China. Before joining Goldman Sachs, starting 1993 he worked as a program manager for Johnson Controls Inc., managing Toyota vehicles interior development in the United States. He subsequently joined Sybase Inc., an enterprise software company in the United States, as a Program Manager in its Global Products Group in 2000. He received his B.S. degree in Industrial Engineering and Motion Picture Production from the University of Wisconsin-Madison, and his M.B.A from Columbia Business School.

We increased our board of directors from five to seven members when we completed our acquisition of Target Media, and further to nine members in 2007 and decreased to eight members in 2009.

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

B. Compensation

In 2012, we paid aggregate cash compensation of approximately $0.3 million to our directors and executive officers in aggregate. In 2010 and 2011, we granted selected directors, officers, employees and external consultants restricted share units to obtain 15,000,000 and 17,711,500 ordinary shares, respectively. We did not grant restricted share units in 2012. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share-based Compensation

In 2003, 2005, November 2007, December 2010 and December 2012, respectively, we adopted our 2003 employee share option scheme, 2005 employee share option plan, 2007 employee share option plan, 2010 employee share option plan and 2013 employee share option plan, or, collectively, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. Our share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as “awards.” Our board of directors authorized the issuance of up to 30%, 5%, 3.6%, 5% and 3%, respectively, of our issued share capital from time to time under the 2003 employee share option scheme, 2005 employee share option plan, 2007 employee share option plan, 2010 employee share option plan and 2013 employee share option plan, with grants of up to the relevant caps under the 2005 employee share option plan, 2007 employee share option plan, 2010 employee share option plan and 2013 employee share option plan also being limited to 3 years after the relevant plan’s enactment. Upon enactment of each new share incentive plan, our company was no longer allowed to grant awards under any of the preceding share incentive plans. The large majority of our currently outstanding awards were issued under the 2007 employee share option plan and the 2010 employee share option plan, and the summary descriptions below relate to these plans and the 2013 employee share option plan.

Plan Administration.  The compensation committee of our board of directors administers the share incentive plans. The compensation committee has wide discretion to grant awards. Subject to the provisions of the relevant share incentive plan and the above authorized grant limits, the compensation committee determines the participants to receive awards, the timing, type and number of awards to be granted, as well as vesting schedule, exercise price and the other terms and conditions of each award grant. Options may only be granted to employees, while other types of awards can be granted to employees, directors and consultants. The number of awards granted to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by the compensation committee.

Award Agreements.  Awards granted under the share incentive plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for such grant.

Transfer Restrictions.  The right of a grantee in an award granted under the share incentive plans may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise.  Awards granted under the share incentive plans expire ten years from the date of grant. Awards granted generally vest over two to four years, with certain options vesting over one year. Under the terms of the share incentive plans, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant, whereas restricted share units are granted without exercise price.  The exercise price consideration may include cash or check, cancellation of indebtedness, promissory note, ordinary shares, or any combination of the foregoing methods of payment.

Termination and Amendment.  Our board of directors has the authority to amend, alter, suspend or terminate the share incentive plans at any time, provided that in order to increase the limit of 3% of issued share capital that can be granted as awards under the 2013 employee share option plan, our board of directors must first obtain the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an grantee under any award granted prior to that date, our board of directors must first obtain approval of such grantee. Without further action by our board of directors, our 2013 employee share option plan will terminate on January 1, 2016.

Our board of directors has granted options and restricted share units to participants in the share incentive plans. As of the date of this annual report on Form 20-F, there were 10,832,770 ordinary shares issuable upon the exercise of outstanding options, and 16,725,210 ordinary shares issuable upon the vesting of outstanding restricted share units, and 3% of the outstanding share capital of the company from time to time was available for future issuance upon the exercise or vesting, as applicable, of future grants under the 2013 employee share option plan. The table below sets forth, as of the date of this annual report, the awards that we granted and are outstanding to our directors and executive officers:

Ordinary Shares
	Underlying	Exercise
	Outstanding	Price		Date of	Date of
Name	Awards	(US$/Share)		Grant	Expiration

Jason Nanchun Jiang	500,000	US$	5.72	November 17, 2006	November 17, 2016
	3,080,000	US$	2.70	November 2, 2005	November 2, 2015
	501,100	US$	5.72	November 17, 2006	November 17, 2016
	3,366,665	N/A		December 28, 2010	December 27, 2020
	6,716,670	N/A		November 25, 2011	November 24, 2021
Fumin Zhuo	*	US$	5.72	November 17, 2006	November 17, 2016
	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021
Neil Nanpeng Shen	*	US$	0.58	January 1, 2005	December 31, 2014
	*	US$	5.72	November 17, 2006	November 17, 2016
	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021
Charles Chao	*	US$	5.72	November 17, 2006	November 17, 2016
	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021
Daqing Qi	*	US$	5.09	March 10, 2006	March 10, 2016
	*	US$	5.72	November 17, 2006	November 17, 2016
	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021
David Ying Zhang	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021
Ying Wu	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021
Kit Leong Low	*	N/A		December 28, 2010	December 27, 2020
	*	N/A		November 25, 2011	November 24, 2021

*          Less than 1% of our total outstanding shares.

As of the date of this annual report on Form 20-F, other employees in aggregate held awards entitling them to receive 10,075,180 ordinary shares, with exercise prices ranging from nil to US$5.72 per ordinary share. Since January 1, 2010, awards have been granted under the 2010 share incentive plan in December 2010 and November 2011.

Effect of the Going Private Transaction on Outstanding Awards

If the going private transaction described in “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction” is completed, at the effective time of the merger:

•                  each outstanding vested and unexercised option to purchase ordinary shares or ADSs granted under the share incentive plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a cash amount equal to the number of ordinary shares or ADSs underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.50 (in the case of an option to purchase ordinary shares) or $27.50 (in the case of an option to purchase ADSs) exceeds the exercise price per ordinary share or ADS of such vested option;

•                  each outstanding unvested option to purchase ordinary shares or ADSs granted under the share incentive plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of ordinary shares or ADSs underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.50 (in the case of an option to purchase ordinary shares) or $27.50 (in the case of an option to purchase ADSs) exceeds the exercise price per ordinary share or ADS of such unvested option, and such restricted cash awards will be subject to the same vesting terms applicable to the unvested options from which they were converted;

•                  except as provided under (i) the chairman rollover agreement entered into concurrently with the execution and delivery of the merger agreement by and among Giovanna Group Holdings Limited (an indirect parent company of Giovanna Parent Limited), Giovanna Parent Limited and Jason Nanchun Jiang and his wholly owned affiliates, or, collectively, the chairman parties, (ii) the management rollover agreements entered into concurrently with the execution and delivery of the merger agreement by and between the holding company of Giovanna Parent Limited and certain members of our senior management of the Company, namely Gancong Deng, Xiaomin Du, Kit Leong Low, Jun Long, Lan Luo, Wei Ni, Qian Qian, Yafang Tu, Yuchun Wang, Yan Chen and Chenjun Tao, or the management rollover securityholders, and (iii) the arrangement with respect to restricted share units held by certain non-management directors, namely Fumin Zhuo, Nanpeng Shen, Daqing Qi, David Ying Zhang, Ying Wu, Charles Chao, and certain consultants, namely Wei Gong, Junyan Li and Alex Deyi Yang, or, collectively, the director and consultant parties, at the effective time of the merger, each outstanding restricted share unit granted under our share incentive plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of ordinary shares or ADSs underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $5.50 (for a restricted share unit representing the right to receive ordinary shares) or $27.50 (for a restricted share unit representing the right to receive ADSs), as applicable, and subject to the same vesting terms applicable to the unvested restricted share unit from which it was converted;

In addition, immediately prior to the closing of the merger, all restricted share units held by the chairman parties that are outstanding as of January 1, 2013 will become vested. Other than a portion of the restricted share units held by the chairman parties (such portion being the “chairman rollover RSUs”) each restricted share unit held by the chairman parties will be cancelled and converted into the right to receive cash in an amount equal to $5.50 (for a restricted share unit representing the right to receive ordinary shares) or $27.50 (for a restricted share unit representing the right to receive ADSs) as soon as practicable after the effective time of the merger. Pursuant to the chairman rollover agreement, at the closing of the merger each chairman rollover RSU will be cancelled without consideration and the chairman parties will subscribe for newly issued ordinary shares of Giovanna Group Holdings Limited at an aggregate subscription price that will be offset by the merger consideration otherwise payable to the chairman parties in respect of the chairman rollover RSUs and the ordinary shares held by the chairman parties that will be rolled over in the merger.

Furthermore, under the terms of the management rollover agreements, each restricted share unit held by the management rollover securityholders as of January 1, 2013 will be cancelled at the closing of the merger and, as soon as reasonably practicable following the closing of the merger, replaced by a number of restricted shares units of Giovanna Group Holdings Limited, which are exchangeable for ordinary shares of Giovanna Group Holdings Limited upon vesting, equal to the product (rounded down to the nearest whole share) of (x) the number of restricted share units subject to rollover multiplied by (y) the ratio of the per ordinary share merger consideration to the per share value of each ordinary share of Giovanna Group Holdings Limited (which is obtained by dividing the aggregate equity contribution to Giovanna Group Holdings Limited on the closing of the merger by the number of ordinary shares of Giovanna Group Holdings Limited issued on the closing date). The restricted share units of Giovanna Group Holdings Limited granted to each management rollover securityholder will vest on the dates set forth in his or her management rollover agreement if such management rollover securityholder remains continuously employed by us after the merger on each applicable vesting date.

The restricted share units held by the director and consultant parties as of the effective time of the merger will be cancelled at the effective time of the merger and converted into the right to receive restricted cash awards, which will vest as soon as practicable after the closing of the merger to be determined by Giovanna Parent Limited. Upon vesting, each director and consultant party will be paid a cash amount equal to the product of $5.50 and the number of ordinary shares underlying the restricted share units from which the restricted cash award was converted.

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

Independent Committee.  In August 2012, our board of directors formed a special committee of independent directors consisting of Mssrs. Daqing Qi, Fumin Zhuo and David Ying Zhang in response to a preliminary non-binding proposal letter from affiliates of FountainVest Partners, The Carlyle Group, CITIC Capital Partners, CDH Investments and China Everbright Limited and Mr. Jason Nanchun Jiang, our chairman and chief executive officer, and Mr. Jiang’s affiliates notifying our board of directors of their interest in acquiring all of our outstanding shares in a “going private” transaction. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

Foreign Private Issuer Home Country Practice. The NASDAQ Marketplace Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules, including, among others, the shareholder approval rules. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price represents fair value for the shares being issued. We currently rely upon the relevant home country exemption in lieu of the requirement for shareholder approval of such share issuances.

D. Employees

As of December 31, 2012, we had a total of 6,731 full-time employees and no part-time employees. The following table sets out the number of our employees by business area as of December 31, 2012:

	Number of employees(1)	Percentage
Sales and marketing	1,606	23.9%
Operations	4,287	63.7%
Management and administration	838	12.4%
Total number of employees	6,731	100.0%

(1)               This excludes employees of our regional distributors and agents who are not directly employed by us.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the pension plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with our other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us.

E. Share Ownership

Please see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 29, 2013:

•                  each person known to us to own beneficially more than 5% of our ordinary shares; and

•                  each of our directors and executive officers.

The calculations in the table below are based on 660,458,021 ordinary shares issued and outstanding as of the date of this annual report on Form 20-F. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares beneficially owned
	Number	Percent
Directors and Executive Officers(1)
Jason Nanchun Jiang(2)	128,824,200	19.39%
Neil Nanpeng Shen	*	*
Charles Chao	*	*
Fumin Zhuo	*	*
Daqing Qi	*	*
David Ying Zhang	*	*
Ying Wu	*	*
Kit Leong Low	*	*

Principal Shareholders
JJ Media(3)	128,824,200	19.39%
Fosun International Limited(4)	111,078,220	16.82%

*                       Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report on Form 20-F, would beneficially own less than 1% of our ordinary shares.

(1)               The address of our current directors and executive officers is c/o Focus Media Holding Limited, Unit No.1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(2)               Includes 13,224,999 ordinary shares held by JJ Media Investment Holding Limited and 109,034,196 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited in the form of ADSs; 2,483,905 ordinary shares and vested options to purchase 716,220 ADSs, representing 3,581,100 ordinary hares, exercisable within 60 days held by Target Sales International Limited; and vested options to purchase 100,000 ADSs, representing 500,000 ordinary shares, exercisable within 60 days held by Target Management Group Limited. Each of Target Sales International Limited and Target Management Group Limited is 100% owned by JJ Media Investment Holding Limited. JJ Media Investment Holding Limited is 100% owned by Jason Nanchun Jiang. The business address of Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited and Target Management Group Limited is c/o Focus Media Holding Limited, Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Mr. Jiang has entered into agreements involving our ordinary shares. For more information, see “ — B. Related Party Transactions.”

(3)               See note 2.

(4)               Information based on Amendment No. 12 to Schedule 13D filed on January 24, 2013 on behalf of Fosun International Limited. Includes 111,078,220 ordinary shares beneficially owned by Fosun International Limited. The business address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong, China.

As of the date of this annual report on Form 20-F, 643,372,645 ordinary shares or 97.4% of our outstanding ordinary shares in the form of ADSs are held by one record holder, Citi (Nominees) Limited, in the United States. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the going private transaction as disclosed in “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

B. Related Party Transactions

Details of advertising service revenues from related parties for 2010, 2011 and 2012 for our company are as follows:

		Year ended December 31,
Name of related parties	Director interested	2010	2011	2012
CTV Golden Bridge International Media Co., Ltd.	Daqing Qi	$—	$—	$—
Sina.com	Charles Chao	1,034,741	1,466,979	3,545
Sohu.com	Daqing Qi	738,947	—	156,580
China Vanke Co., Ltd.	Daqing Qi	465,998	909,109	1,841,634
Home-Inn	Neil Nanpeng Shen	—	—	215
Ctrip.com	Neil Nanpeng Shen	79,601	—	474,414
51.com	Neil Nanpeng Shen	22,993	—	—
Qihoo.com	Neil Nanpeng Shen	17,461	—	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	385,720	13,911	—
StormNet Information Technology	David Zhang	2,569	—	—
Tea Care Group Ltd.	Fumin Zhuo	697,071	5,461	55,863
Fosun International Limited	Major Shareholder	—	4,613,446	1,259,265
Focus Technology Co., Ltd.	Fumin Zhuo	—	—	—
Joyyoung, Inc.	Ying Wu	—	13,313	—
Shen Yin Wan Guo Securities Co., Ltd.	Fumin Zhuo	—	5,661	—
Redbaby.com	Jason Nanchun Jiang	—	4,465,478	—
Tuan800.com	Jason Nanchun Jiang	—	468,410	—
Juewei Foods, Inc.	Jason Nanchun Jiang	—	544,106	242,589
Fangcaoji Cosmetics	Jason Nanchun Jiang	—	—	22,488
TCL Corporation	Ying Wu	—	—	15,735
Shanghai the Dream Network Technology	Jason Nanchun Jiang	—	—	578,769
R.Y.B. Education Institution	Fumin Zhuo	—	—	1,961
Huayi Brothers Media Corporation	Jason Nanchun Jiang	—	—	60,332
Bona Film Group Ltd.	Daqing Qi	—	2,089,420	474,535
Total		$3,445,101	$14,595,294	$5,187,925

Details of advertising space leasing costs charged, net of rebates, to us by related parties for 2010, 2011 and 2012 are as follows:

		Year ended December 31,
Name of related parties	Director interested	2010	2011	2012
Sina.com	Charles Chao	$11,655,724	$—	$—
Sohu.com	Daqing Qi	8,047,723	—	—
Bona Film Group Ltd.	Daqing Qi	359,287	2,996,195	873,437
Ctrip.com	Neil Nanpeng Shen	130,251	—	—
51.com	Neil Nanpeng Shen	7,968	—	—
Qihoo.com	Neil Nanpeng Shen	—	—	—
Huayi Brothers Media Corporation	Jason Nanchun Jiang	—	—	76,577
StormNet Information Technology	David Zhang	27,266	—	—
Total		$20,228,219	$2,996,195	$950,014

Details of amounts due from related parties representing trade receivables for advertising services provided or advances paid for advertising space leased as of December 31, 2011 and 2012 are as follows:

		December 31
Name of related parties	Director interested	2011	2012
Sina.com	Charles Chao	$—	$—
TCL Corporation	Ying Wu	—	54,885
Shanghai the Dream Network Technology	Jason Nanchun Jiang	—	429,932
Huayi Brothers Media Corproation	Jason Nanchun Jiang	—	26,155
Ctrip.com	Neil Nanpeng Shen	—	181,339
Bona Film Group Ltd.	Daqing Qi	305,928	126,998
Tea Care Group Ltd.	Fumin Zhuo	61,803	—
China Vanke Co., Ltd.	Daqing Qi	160,013	139,662
Redbaby.com	Jason Nanchun Jiang	1,021,150	—
Juewei Foods, Inc.	Jason Nanchun Jiang	108,985	74,163
Fosun International Limited	Major Shareholder	166,557	42,102
Total		$1,824,436	$1,075,236

Details of amounts due to related parties representing trade payables for advertising services purchased or advances received for advertising services sold as of December 31, 2011 and 2012 are as follows:

Name of related parties	Director interested	2011	2012
TCL Corporation	Ying Wu	$—	$2,550
China Vanke Co., Ltd.	Daqing Qi	25,617	—
Tea Care Group Ltd.	Fumin Zhuo	—	3,470
Fosun International Limited	Major Shareholder	1,313,482	32,615
Bona Film Group Ltd.	Daqing Qi	755,712	493,177
Redbaby.com	Jason Nanchun Jiang	55,659	—
Juewei Foods, Inc.	Jason Nanchun Jiang	45,434	45,545
Total		$2,195,904	$577,357

Going Private Transaction

See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

Management Buy-in To Internet Division

In January 2010, certain Allyes employees and management and directors and certain members of our management and directors, or, together, the purchasers, entered into a definitive agreement with us and Allyes pursuant to which the purchasers agreed to purchase from us an aggregate 38% equity interest in Allyes from us. In order to encourage Allyes management to invest (and thus remain with the business), Jason Nanchun Jiang and Kit Leung Low, who was already active with Focus Media and was in the process of being appointed its chief financial officer, offered to invest their own capital in Allyes under the same terms that Focus Media was offering to Allyes’ management. By making this offer, Messrs. Jiang and Low attempted to show their confidence in Allyes’ business, so that they could encourage the remaining Allyes team to invest, stay in their positions, and commit to Allyes’ success. Pursuant to the terms of the agreement, the purchasers (including Messrs. Jiang and Low) paid an aggregate consideration of $13.3 million for a 38% equity interest in Allyes. We performed a valuation of Allyes as of the closing date of the transaction and determined that the price paid to acquire the interest approximated fair value. The transaction was approved by all independent directors of our board of directors. This transaction was part of initiatives we were taking to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the Group and investors.

Sale of Shares by JJ Media

On September 13, 2010, Jason Nanchun Jiang, through JJ Media, sold 8,100,000 of our ADSs at a price of $18.90 per ADS in a public offering.

Concurrent with the pricing of the public offering, JJ Media entered into three capped call transaction confirmations, or the options agreements, pursuant to which, JJ Media purchased call options relating to 10,100,000 ADSs with a hedge reference price of $19.25 per ADS. The option agreements were subsequently amended on June 22, 2011, September 30, 2011 and November 22, 2011, which had the effect of amending the applicable strike and cap prices, and changing the timing of, and amount due upon, settlement of various components of the capped call transactions to May and June 2012.

On September 7, 2010, JJ Media also entered into a share swap transaction confirmation, or the swap agreement, with a maturity date on or about October 28, 2010, pursuant to which a variable price seller acquired “long” exposure, and JJ Media acquired “short” exposure, to 2,000,000 ADSs. The notional amount of the swap was based on such number of ADSs and an initial price of $18.90 per ADS. Under a pledge and security agreement, or the pledge agreement, JJ Media pledged 2,000,000 ADSs, the pledged shares, to secure its obligations under the swap agreement. On the same date, JJ Media also entered into a share sale plan, or the sales plan, in reliance on Rule 144 under the Securities Act and Rule 10b5-1 under the Exchange Act with a broker-dealer affiliated with Goldman Sachs International, or the seller. Under the sales plan, the seller sold on behalf of JJ Media up to a maximum of 2,000,000 ADSs subject to the conditions and terms of the sales plan. The dates of the sales under the sales plan were intended to coincide with the valuation period under the swap agreement. All sales occurred during the period between October 7, 2010 to October 22, 2010. These sales resulted in net proceeds of US$47.8 million under the sales plan which, less US$10.0 million in swap payments under the swap unwinds during that period, resulted in a total settlement amount to JJ Media of US$37.8 million.

On September 7, 2010, Jason Nanchun Jiang entered into a guaranty, or the Guaranty, in favor of Goldman Sachs International. The guaranty was entered into to guarantee the payment of all amounts, and the performance of all obligations, by JJ Media under the option agreements, the swap agreement and the other transaction documents relating to the capped call options and swap. The documentation relating to these transactions is included in JJ Media’s filing of an amended Schedule 13D on September 10, 2010.

Contractual Arrangements with Certain of Our PRC Operating Affiliates and Their Respective Shareholders

We operate our advertising business, in part, though contractual arrangements with certain of our PRC operating affiliates and their respective shareholders. See “Item. 4 Information on the Company — C. Organizational Structure — Our Contractual Arrangements.” These contractual arrangements enable us to exercise effective control over these entities and their subsidiaries and receive substantially all the economic benefits from them. The following is a summary of the material provisions of these agreements that constitute such contractual arrangements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report on Form 20-F under “Item 10. Additional Information — H. Documents on Display” and “Item 19. Exhibits.”

Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. Such agreements may be terminated by an agreement of all parties thereto. None of these arrangements provide our PRC operating affiliates with a right to exit with the payment of termination fees. Global Law Office, our PRC counsel, has advised us that, under the PRC Contract Law and its judicial interpretations, neither the PRC operating affiliates nor their shareholders that are party to the contractual arrangements will have automatic statutory rights of unilateral termination, except for (i) the occurrence of an event of force majeure which results in the objectives of the contractual arrangements not being able to be achieved, (ii) in the event that we fail or are expected to fail to fulfill our obligations under the arrangements to such extent that will trigger such rights, or (iii) the occurrence of an unforeseeable and non-commercial related material adverse change which will result in apparent unfairness to the PRC operating affiliates or their shareholders, subject to the discretion of court with which such affiliates or shareholders file request to terminate the relevant contract in question. We have the capacity and every intention to fulfill each of our obligations under the contractual arrangements to ensure that these agreements are not unilaterally terminable by the other parties thereto. In addition, subject to varied interpretation of laws, the shareholders of a PRC operating affiliate could be deemed to have the right to unilaterally terminate the voting rights proxy agreements to which they are party, provided that sufficient compensation is paid to the relevant PRC operating subsidiary for its loss.

If a PRC operating affiliate fails to renew any of its licenses before the end of its term, such PRC operating affiliate will be subject to administrative penalties under PRC laws, rules and regulations. However, any such failure to timely renew a license would not invalidate the PRC operating affiliate or limit its capacity to perform its contractual obligations under the contractual arrangements.

Call Option Agreements

Pursuant to call option agreements, including in certain cases subsequent participation letters relating to our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries, and certain of our PRC operating affiliates and their respective shareholders, each PRC operating affiliate party thereto and its shareholders have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of the equity interests in the relevant PRC operating affiliates, or all or part of the assets of the relevant PRC operating affiliates, in each case, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law.

The shareholders of the PRC operating affiliates agree that without the prior written consent of the relevant PRC operating subsidiary, they will not:

•                                 transfer, assign, pledge or otherwise dispose of their equity interest in the relevant PRC operating affiliate;

•                                 increase or decrease the registered capital of the relevant PRC operating affiliate;

•                                  dispose or cause the management to dispose any asset of the PRC operating affiliate except in the ordinary course of business;

•                                 terminate or cause the management to terminate, or enter into any other agreements in conflict with the existing material contracts of the relevant PRC operating affiliate;

•                                  cause the relevant PRC operating affiliate to conduct any transactions that may substantively affect the assets, liabilities, business operations, equity structure, and other legal rights (except those occurring by arm’s length transaction or in the ordinary course of business, or having been disclosed to and approved by the relevant PRC operating subsidiary in writing);

•                                  appoint or cancel or replace any directors, supervisors or any other senior management personnel of the relevant PRC operating affiliate;

•                                 declare or receive any distribution of the dividends of the relevant PRC operating affiliate;

•                                 amend the articles of association of the relevant PRC operating affiliate; or

•                                  allow the relevant PRC operating affiliate to lend or borrow any money, or provide guarantees or engage in the provision of security in any other forms, or bear any substantial obligations other than on the arm’s length basis.

The shareholders party thereto also agree that they will ensure that the relevant PRC operating affiliate validly exists, prevent it from being terminated, liquidated or dissolved, make best efforts to develop the business of the relevant PRC operating affiliate, ensure that the operations of the PRC operating affiliate are legal and in compliance with regulations and ensure that the relevant PRC operating affiliate does not engage in any actions or omissions which might harm its assets or its goodwill or affect the validity of its operation permits.

The relevant PRC operating affiliates and their respective shareholders are not allowed to unilaterally terminate the call option agreement, unless otherwise permitted by law or the agreement. The call option agreement shall terminate with respect to a given shareholder when all the equity interest in the PRC operating affiliates held by him has been legally transferred to the relevant PRC operating subsidiary or another entity or individual designated by the relevant PRC operating subsidiary in accordance with the provisions of the agreement. After the termination of the call option agreement with respect to such shareholder, the agreement continues to be fully valid in respect to other shareholders of the PRC operating affiliates. The call option agreement provides the relevant parties with the following contractual right of termination: in the event of any substantial breach by any party of any covenants or obligations under the agreement, the non-breaching party which has suffered damages is entitled to terminate the agreement, if the breaching party fails to rectify the breach or take any remedial actions within 10 days after the non-breaching party notifies the breaching party and requests for rectification. The relevant PRC operating subsidiaries are not bound by material obligations or material covenants under the agreement.

Voting Rights Proxy Agreements

Pursuant to voting rights proxy agreements, including in certain cases subsequent participation letters relating to our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries and certain of our PRC operating affiliates and their respective shareholders, such shareholders have granted to an individual designated by the PRC operating subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and all of their other voting rights as shareholders of the PRC operating affiliates, as provided under the articles of association of each such entity, including rights to appoint directors and senior management of the PRC operating affiliates, transfer their respective equity interests in the relevant PRC operating affiliates, declare dividends or other distributions from the PRC operating affiliates, formulating the business plans and investment plans of the PRC operating affiliates, increasing or decreasing the capital of the PRC operating affiliates, approve the issuance of corporate bonds, mergers, divisions, change of corporate forms, dissolution or liquidation of the PRC operating affiliates and approve amendments to the articles of incorporation of the relevant PRC operating affiliates. Under the voting rights proxy agreements, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates, or identity of those persons we can appoint as directors and officers. In addition, the PRC operating affiliates have an obligation to provide the individual designated by the PRC operating subsidiaries with access to and the ability to inspect records of certain information, including information regarding the PRC operating affiliates’ operation, business, clients, and finances.

The relevant PRC operating affiliates and their respective shareholders are not allowed to unilaterally terminate the voting rights proxy agreements before expiry of their terms, unless otherwise permitted by law or the agreement. The term of the agreements shall be automatically renewed on an annual basis unless the relevant PRC operating subsidiary issues a prior notice in writing to other parties of the cancellation of such renewal. The agreements provide the relevant parties with the following contractual right of termination: in the event of any substantial breach by any party of any covenants or obligations under the agreement, the non-breaching party which has suffered damages is entitled to terminate the agreement, if the breaching party fails to rectify the breach or take any remedial actions within 10 days after the non-breaching party notifies the breaching party and requests for rectification. The relevant PRC operating subsidiary is not bound by material obligations or material covenants under the agreement.

Loan Agreements

Pursuant to loan agreements entered into by certain of our PRC operating subsidiaries and the individual shareholders of certain of our PRC operating affiliates, as borrowers, such shareholders obtained from the relevant PRC operating subsidiaries for the sole purpose of establishing or increasing, as the case may be, the registered capital of the relevant PRC operating affiliate. The shareholders do not have unilateral termination rights under the loan agreements. The relevant PRC operating subsidiaries may unilaterally demand that the relevant shareholders repay the loans before expiry of the ten-year loan term.  However, the loans cannot be repaid by the shareholders before the respective maturities of the loans without prior written approval of the relevant PRC operating subsidiaries. As of December 31, 2012, the full amounts of the loans to these shareholders remained outstanding.

Equity Pledge Agreements

Pursuant to equity pledge agreements and, in certain cases, subsequent participation letters relating to our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries, as pledgee, and certain of our PRC operating affiliates and their respective shareholders , with respect to such shareholders, as pledgors, each such shareholder has pledged his equity interest in the relevant PRC operating affiliates, to the relevant PRC operating subsidiaries to secure his obligations under the relevant contractual control agreements to which is a party, including the call option agreements, the voting rights proxy agreements, and, as applicable, the loan agreements. Under the equity pledge agreements, each such shareholder has agreed not to transfer, assign, pledge or otherwise dispose of his interest in the relevant PRC operating affiliate without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreements may not be enforceable until we complete registration procedures with the local counterpart of the SAIC. Under the equity pledge agreements, the pledgors have contractual obligations to use their best effort to register, and the relevant PRC operating affiliates have contractual obligations to use their best effort to cooperate with the pledgers in registering, the relevant equity pledges under each of the equity pledge agreements at applicable local branches of the local counter party of the SAIC. There is no other agreement relating to the registration of the equity pledge agreements. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Compliance with PRC Law — We conduct a portion of our China operations through contractual arrangements with certain of our PRC operating affiliates and their respective shareholders for, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business.”

The equity pledge agreements shall terminate upon (i) the full performance by the pledgors and the relevant PRC operating affiliates of the “contractual obligations,” defined as all of such persons’ contractual obligations under the relevant equity pledge agreement and all the other respective contractual arrangements to which such persons are party, or (ii) full payment in satisfaction of all losses suffered by the pledgees and/or the relevant PRC operating affiliate due to any breach by any pledgor or PRC operating affiliate of its contractual obligations, and of all fees incurred by the pledgees for the enforcement of the contractual obligations. No party has early termination rights under the agreement.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

We are a defendant in ongoing lawsuits described below.

Iron Workers Case

On February 22, 2012, Iron Workers Mid-South Pension Fund filed a putative class action in the United States District Court for the Northern District of California against the Group, our directors, Giovanna Parent Limited and Giovanna Acquisition Limited. The complaint relates to the definitive agreement and plan of merger, or the going private merger agreement, entered into with Giovanna Parent Limited and Giovanna Acquisition Limited on December 19, 2012, pursuant to which Giovanna Parent Limited will acquire us for US$5.50 per ordinary share or US$27.50 per ADS, or the merger. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.” Plaintiff alleged, among other things, that our directors violated their duties under the Cayman Islands Companies Law by agreeing to the merger following an unfair process and at an inadequate price, that the going private merger agreement contains preclusive deal protection devices, and that the disclosures made concerning the merger do not fairly and adequately disclose all material information to shareholders. The complaint asserted claims (i) for violation of Securities Exchange Act § 14(a) and Rule 14a-9, (ii) for violation of Exchange Act § 20(a), and (iii) for oppression pursuant to Section 92(e) of the Cayman Companies Code. Plaintiff sought injunctive relief barring consummation of the transaction, a directive to the individual defendants to comply with their duties under applicable law, and rescission of, to the extent already consummated, the transaction. The Company was served with the complaint on March 7, 2013. On March 19, 2013, the Company moved to dismiss the complaint for failure to state a claim. On March 26, 2013, the named plaintiff voluntarily dismissed the action without prejudice.

Regulatory Inquiry

On March 14, 2012, the SEC informed us that it was initiating a non-public investigation into whether there had been any violations of the federal securities laws related to us. The SEC advised us that the existence of the investigation should not be construed as an indication by the SEC or its staff that we or any of our officers or directors had violated any of the federal securities laws.

As part of its investigation, the SEC requested that we voluntarily provide certain documents and other information. We agreed to voluntarily cooperate with the SEC and, through our legal counsel, have been cooperating with the investigation by providing the SEC with documents and information as well as having our legal counsel meet with the SEC.

The SEC’s initial and follow-up information requests cover a broad range of documents and information related to our operations, finances and transactions, with a primary focus on (i) our acquisitions, investments, restructurings and divestitures, including those transactions related to Allyes (including (a) the management buy-out of a 38% ownership interest in Allyes from us in 2010, (b) our subsequent sale of its remaining ownership interest in Allyes to one or more funds affiliated with or advised by affiliates of Silver Lake in July 2010, (c) dividend payments and other financial and accounting aspects of Allyes’ business, (d) our acquisition, restructuring and divestiture of our Internet advertising subsidiaries and other PRC operating affiliates, and (e) financial and accounting records pertaining to these transactions); (ii) disclosures, re-categorizations and operational data related to the LCD display network, poster frame network and movie theater advertising network; (iii) corporate structure, including the use of WFOE operating subsidiaries and PRC operating affiliates; (iv) financial records and general financial condition; (v) director and officer compensation and relationships with our affiliates and third parties; (vi) corporate governance and internal control practices; (vii) share offerings, including the secondary offering conducted on September 7, 2010, buy-backs, cancellations, and dividends; (viii) communications with various third parties, including Deloitte, Goldman Sachs and Fosun; and (ix) documents discussing or responding to some allegations made against us in the market.

We intend to continue to cooperate fully with the SEC’s investigation and will continue to provide the SEC with the requested information and documentation. Because this matter is ongoing, we cannot predict the scope, duration or outcome of the investigation.

Palny Case

On December 12, 2011, Tom Palny filed a putative class action in the United States District Court for the Southern District of New York against us and certain of our current or former officers and directors. The complaint relates to certain allegations made by the firm Muddy Waters about us in a series of releases in November 2011, and alleges that our public filings, including our 2006, 2007, 2008, 2009 and 2010 Form 20-Fs, the Form F-1 and Prospectus filed in connection with our November 2007 follow-on public offering, and third quarter 2011 earnings press release, contain material misstatements and omissions. The complaint’s allegations, include, but are not limited to, alleged misrepresentations relating to our acquisition, write-down and divestiture of certain assets (including, without limitation, Allyes, OOH, and certain mobile handset companies), and the size and composition of our LCD display network. On March 30, 2012, the court appointed Xuechen Yang as lead plaintiff. Defendants have not yet been served with the complaint. We intend to defend ourselves vigorously against these allegations as we believe we have meritorious defenses to the alleged claims. However, there can be no assurance that we will prevail in the lawsuit and any adverse outcome could have a material adverse effect on our business operations and results of operations.

November 2007 Follow-on Offering Case

On November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us and the underwriters of our November 2007 public offering.

On December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against us, certain of our officers and directors, and the underwriters of our November 2007 public offering .

Both complaints allege that our registration statement on Form F-1 on November 1, 2007 as amended, and the related prospectus contained inaccurate statements of material fact. On March 29, 2010, the court issued an opinion granting our motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting our motion to dismiss. On September 26, 2011, the plaintiffs and we entered into a settlement agreement, under which we will contribute $2 million for settlement (the “Settlement Agreement”). On December 16, 2011, or the settlement agreement was preliminarily approved by the court and the court scheduled a settlement hearing for March 30, 2012. By order dated April 24, 2012, the court gave final approval to the settlement.

Dividend Policy

We did not declare any dividends from our founding to January 10, 2012.

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of our annual non-GAAP net income of the preceding fiscal year and to reserve up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year (starting from 2012 earnings) that could be used, at the discretion of the board of directors, to increase the dividend payment or the size of our share purchase program in effect at that time, or the dividend policy. The dividends were to be paid out on a quarterly basis in the calendar year to shareholders of record as of June 30, September 30 and December 31, respectively. The dividend payments commenced in 2012 in respect of our non-GAAP net income for 2011. A dividend of $17.6 million, or $0.0274 per ordinary share, was paid out on April 16, 2012 to the shareholders of record on March 30, 2012; a dividend of $17.4 million, or $0.0272 per ordinary share, was paid out on July 16, 2012 to shareholders of record on June 10, 2012; and a dividend of $17.3 million, or $0.0272 per ordinary share, was paid out on October 16, 2012 to shareholders of record as of September 28, 2012.

On November 27, 2012, our board of directors resolved to postpone the determination of the timing of announcement and payment of the remaining cash dividends in respect of 2011 due to the possible going private transaction. For more information about the going private transaction, see “Item4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”  Under the terms of the going private merger agreement, our company is not permitted to pay any dividends or repurchase any of our ordinary shares pending consummation of the merger. As a result, on March 19, 2013, our board of directors resolved to terminate the Company’s previously announced share repurchase program and dividend policy.

For information about risks related to our ability to pay dividends under PRC laws, rules and regulations, see “Item 3. Key Information — A. Selected Financial Data — Risks Related to Compliance with PRC Law — We may rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on NASDAQ since July 13, 2005. Our ADSs trade under the symbol “FMCN”. From July 13, 2005 to April 10, 2007, each of our ADSs represented ten of our ordinary shares. On April 11, 2007, we reduced this ratio to one-to-five. All ADS trading prices on NASDAQ set forth in this annual report on Form 20-F, including historical trading and closing prices, have been adjusted to reflect the new ADS-to-share ratio of one-to-five. The following table provides the high and low trading prices for our ADSs on NASDAQ for the periods indicated.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	37.58	8.79
2012	30.08	16.80
Quarterly highs and lows
Second Quarter 2011	37.58	25.77
Third Quarter 2011	34.51	16.54
Fourth Quarter 2011	28.60	8.79
First Quarter 2012	30.08	18.03
Second Quarter 2012	26.00	18.87
Third Quarter 2012	26.46	16.80
Fourth Quarter 2012	26.17	22.58
First Quarter 2013	26.90	23.74
Second quarter 2013 (through April 26, 2013)	27.24	26.56
Monthly highs and lows
October 2012	24.67	23.11
November 2012	25.50	23.32
December 2012	26.17	22.58
January 2013	26.00	23.74
February 2013	25.52	25.00
March 2013	26.90	24.89
April 2013 (through April 26, 2013)	27.24	26.56

Source: NASDAQ.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing five of our ordinary shares, have been trading on NASDAQ since July 13, 2005 under the symbol “FMCN.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our Form F-1 registration statement on Form F-1 (File No. 333-134714), as amended, initially filed with the Commission on June 2, 2006.

C. Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described below and elsewhere in this annual report on Form 20-F.

Share Repurchase from Fosun

On September 20, 2010, we repurchased approximately 11,915,944 of our ADS for approximately $236.7 million up to September 20, 2010, which included a privately negotiated repurchase of 9,523,810 ADSs from Fosun International Limited for $200 million. On July 6, 2011, we announced that we entered into an agreement with Fosun International to further repurchase approximately 1,956,310 of our ADSs for approximately $60 million.

Term loan facility with DBS

On November 21, 2012, we entered into a facility agreement with DBS Bank Ltd., Hong Kong Branch, which provides for a $200 million six-year term loan facility. The proceeds of the loans under the facility were used to repay all of our company’s outstanding indebtedness under its previous credit facilities with DBS Bank Ltd., Hong Kong Branch. The proceeds of the loans under such previous credit facilities were used in connection with the company’s share repurchase program.

D. Exchange Controls

See “Item 3. Key Information — A. Selected Financial Data - Currency Translations and Exchange Rates” and “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions.”

E. Taxation

Cayman Islands Taxation

The following discussion of the material Cayman Islands tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws in other jurisdictions outside Cayman Islands. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman (Cayman) Limited, our special Cayman Islands counsel.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs, or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)         that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)         that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on the shares, debentures or other obligations of our company; or (ii) by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking for us is for a period of twenty years from May 3, 2005.

People’s Republic of China Taxation

The New EIT Law and the implementation regulations for the New EIT Law issued by the State Council, became effective as of January 1, 2008. The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the New EIT Law issued by the State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We believe that the de facto management body of our company is located outside of the PRC, and, accordingly, we believe the risk of our company being deemed a PRC resident enterprise is low. However, there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise.

Under the New EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. In addition, under the PRC Individual Income Tax Law, a PRC resident who disposes of an asset in or outside of China is subject to PRC income tax at the rate of 20% of the capital gain and a non-PRC resident who disposes of an asset in China is also subject to the same tax rate (subject to applicable tax treaty relief, if any).

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

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the ADS deposit agreement, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR ORDINARY SHARES OR ADSS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

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

•                                 an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                                 a trust which either (1) is subject to the primary supervision of a court within the United States and has one or more United States persons with the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Companies,” the gross amount of distributions on our ordinary shares or ADSs (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on NASDAQ, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not our ordinary shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the Unites States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the Unites States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “ — Taxation — People’s Republic of China Taxation,”) you may be subject to PRC withholding taxes on dividends paid to you with respect to our ordinary shares or ADSs. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income.  In certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum holding period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Companies

We operate an active advertising business in China and based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company (“PFIC”) for 2012, and we do not expect to be a PFIC for 2013 or in the future, although there can be no assurance in this regard because the analysis depends on factual determinations.

We will be a PFIC for any taxable year in which:

•                                 at least 75% of our gross income is passive income, or

•                                 at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.

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

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange.  Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on NASDAQ, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  It should also be noted that only the ADSs and not the ordinary shares are listed on NASDAQ.  Consequently, if you are a holder of our ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your adjusted tax basis in the ordinary shares or ADSs. Your adjusted tax basis will generally equal the amount you paid for the ordinary shares or ADSs. Subject to the discussion above under “Passive Foreign Investment Companies,” any gain or loss you recognize will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”) and PRC tax were imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

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

Certain United States Holders are required to report information relating to ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares or ADSs. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ordinary shares or ADSs.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, OR ANY ESTATE, GIFT OR INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report on Form 20-F, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this annual report on Form 20-F.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses under our short-term and long-term bank loans, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and short-term investments such as debt securities. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. Our future interest income may fall short of expectations due to changes in market interest rates. As of December 31, 2012, we have a 6-year term loan of $200 million which is repayable in November 2018 and bears interest at the rate of one-month LIBOR plus 3.9% per annum. The weighted average interest rate of this loan for the year ended December 31, 2012 was approximately 4.1%. We may be exposed to the interest rate risks if the LIBOR increases in the future.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Citibank N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2012, we have not received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2010, 2011 and 2012.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Modifications of Rights

On April 11, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing ten (1) ordinary shares to one (1) ADS representing five (5) ordinary shares. See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders, which otherwise remain unchanged.

B. Use of Proceeds

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Focus Media Holding Limited

We have audited the internal control over financial reporting of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 29, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Daqing Qi, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Board Committees — Audit Committee.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on April 16, 2005, which applies to our directors, officers and employees. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to this annual report on Form 20-F, and a copy is available to any shareholder upon request. Our code of business conduct and ethics is publicly available on our website at: http://nocache.corporate-ir.net/media_files/irol/19/190067/corp_gov/Conduct_and_Ethics.pdf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the direction of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Ltd. has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP to us in 2011 and 2012.

	For the years ended December 31,
	2011	2012
	(in thousands, US dollar)
Audit Fees(1)	$1,600	$1,750
Tax Fees(2)	100	179
Total	$1,700	$1,929

(1)               Audit fees consist of fees associated with the annual audit, the reviews of our quarterly financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

(2)               Tax fees include fees billed for professional services in connection with our transfer study activities.

Prior to forming an audit committee, our board of directors was responsible for the oversight of our independent registered public accounting firm. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu  Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Repurchased	Average price paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program

August 2008	680,973	$29.35	680,973	$80,002,102
September 2008	405,654	$24.63	1,086,627	$70,002,136
October 2008	501,715	$19.91	1,588,342	$60,002,149
November 2008	1,000,000	$7.48	2,588,342	$52,499,789
May 2010	2,392,134	$15.36	2,393,134	$163,255,127
September 2010	9,523,810	$21.00	11,915,944	$63,255,117
December 2010	134,842	$22.25	12,050,786	$60,255,139
July 2011	1,956,310	$30.67	14,007,096	$150,255,111
August 2011	209,901	$28.56	14,216,997	$144,253,957
September 2011	484,107	$28.41	14,701,104	$134,969,511
October 2011	2,016,758	$19.70	16,717,862	$294,909,027
November 2011	3,206,859	$17.56	19,924,721	$238,612,748
December 2011	2,243,454	$19.88	22,168,175	$194,018,605
April 2012	979,745	$23.30	23,147,920	$171,191,184
May 2012	537,782	$23.46	23,685,702	$158,575,752

(1)                                 On July 16, 2008, we announced a share repurchase program, or the 2008 repurchase program. Under the terms of the 2008 repurchase program, we may repurchase up to US$100 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase program was implemented over the course of 12 months starting from July 2008, in a manner consistent with market conditions and the interest of the shareholders. At the end of this program, we had cumulatively repurchased 2,588,342 ADSs in the amount of US$47.5 million.

On February 2, 2010, we announced a share repurchase program, or the 2010 repurchase program, under which we were authorized to repurchase up to US$200 million worth of our issued and outstanding ADSs from time to time over a period of 12 months, on the open market, at prevailing market prices, in block trades, other privately negotiated transactions or otherwise in accordance with applicable laws and regulations, subject to restrictions relating to volume, price and timing. In August 2010, we announced an increase in the authorized repurchase amount under this program to $300 million and an extension of the termination date of the repurchase plan to December 31, 2013. We announced subsequent increases in the authorized repurchase amount under this plan in June 2011 and October 2011 to $450 million and $650 million, respectively, while the termination date remained unchanged at December 31, 2013.

In September 2012, in order to reduce its total number of outstanding Shares, we repurchased 1,294,983 ADSs from The Core Group for nominal consideration and then cancelled the ADSs. These ADSs represented 6,474,915 Shares that had been previously issued to The Core Group as nominee shareholder and deposited in the Company’s existing ADS facility against the issuance of ADSs, with both such ADSs and such Shares reserved for use in connection with the Company Share Incentive Plans.

On January 10, 2012, we announced a policy starting from 2012 to issue a recurring dividend and to reserve up to an additional 30% of our annual non-GAAP net income of the preceding fiscal year (starting from 2012 earnings) that can be used, at the discretion of our board of directors, to increase the dividend payment or the size of our share repurchase program in effect at that time. Under the terms of the going private merger agreement, our company is not permitted to pay any dividends or repurchase any of its ordinary shares pending consummation of the going private merger. As a result, on March 19, 2013, our board of directors resolved to suspend the Company’s previously announced share repurchase program and dividend policy.

(2)                                 The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing five ordinary shares, are listed on NASDAQ. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. The following summarizes the significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of NASDAQ.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited financial statements and a report of the independent registered public accounting firm included in this annual report on Form 20-F beginning on page F-1.

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

10.85δ

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

10.181γ	Asset Purchase Agreement, dated as of December 22, 2008, between Focus Media Holding Limited and SINA Corporation.

10.182α	2010 Employee Share Option Plan.

10.183α	Subscription Agreement, dated as of September 23, 2009, between Focus Media Holding Limited and JJ Media Investment Holding Limited.

10.184α	Restricted ADS Facility Letter, dated as of November 19, 2009, between Focus Media Holding Limited and Citibank, N.A., as depositary.

10.185α	Shares Purchase and Sales Agreement, dated as of January 1, 2010, among Focus Media Holding Limited, Allyes Online Media Holdings Ltd. and the purchasers named therein.

10.186α

Equity Transfer Agreement, dated as of January 1, 2010, among Allyes Shanghai Investment Management Services Shanghai, Smartmedia Investment Management Services and Allyes (China) Holdings Limited and the purchasers named therein.

10.187δ	Share Purchase Agreement By and Among Focus Media Holding Limited, Asteroid Media Holding Limited, and Focus Media Holding Limited, as representative and attorney-in-fact, dated as of July 30, 2010.

10.188Ω	Indemnity Agreement, dated September 7, 2010, between JJ Media Investment Holding Limited and Focus Media Holding Limited.

10.189[s]	Securities Purchase Agreement between Fosun International Limited and Focus Media Holding Limited, dated September 20, 2010.

10.190ς	Securities Purchase Agreement by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein, dated December 30, 2010.

10.191ς	Shareholders Agreement by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li and VisionChina Media Inc., dated January 13, 2011.

10.192ς	Registration Rights Agreement by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited and Front Lead Investments Limited, dated January 13, 2011.

10.193À	US$200,000,000 Term Loan Facility Agreement, dated as of November 21, 2012, between Focus Media Holding Limited as borrower and DBS Bank Ltd., Hong Kong Branch as lender.

10.194

Consent and Amendment Agreement in relation to US$200,000,000 SBLC Term Loan Facility Agreement, dated as of December 19, 2012, among Focus Media Holding Limited, DBS Bank Ltd., Hong Kong Branch, and Giovanna Acquisition Limited.

10.195À	Service Agreement, dated as of March 2012, between Focus Media Holding Limited and Jason Nanchun Jiang.

10.196À	Service Agreement, dated as of January 2013, between Focus Media Holding Limited and Kit Leong Low.

10.197Á	Agreement and Plan of Merger dated as of December 19, 2012, among Giovanna Parent Limited, Giovanna Acquisition Limited and Focus Media Holding Limited.
10.198Á	Limited Guarantee, dated as of December 19, 2012, by Carlyle Asia Partners III, L.P. in favor of Focus Media Holding Limited.

10.199Á

Limited Guarantee, dated as of December 19, 2012, by FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., and FountainVest China Growth Capital-A Fund II, L.P., in favor of Focus Media Holding Limited.

10.200Á	Limited Guarantee, dated as of December 19, 2012, by China Everbright Finance Limited in favor of Focus Media Holding Limited.

10.201Á	Limited Guarantee, dated as of December 19, 2012, by CITIC Capital China Partners II, L.P in favor of Focus Media Holding Limited.

10.202Á	Limited Guarantee, dated as of December 19, 2012, by CITIC Capital MB Investment Limited in favor of Focus Media Holding Limited.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1	List of Subsidiaries.

23.1	Consent of Global Law Office.

23.2	Consent of Conyers Dill & Pearman (Cayman) Limited.

23.3	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

101.INSÂ     XBRL Instance Document.

101.SCHÂ    XBRL Taxonomy Extension Schema Document.

101.CALÂ   XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEFÂ   XBRL Taxonomy Extension Definition Linkbase Document.

101.LABÂ    XBRL Taxonomy Extension Labels Linkbase Document.

101.PREÂ    XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-146913), dated October 24, 2007 and incorporated by reference herein.
**	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-125785), dated June 14, 2005 and incorporated by reference herein.
†	Previously filed with the Company’s registration statement on Form F-6 (File No. 333-142820), dated April 2, 2007.
***	Previously filed with the Company’s amended registration statement on Form F-1/A (File No.: 333-131065), dated January 23, 2006 and incorporated by reference herein.
∞	Previously filed with the Company’s registration statement on Form F-1 (File No.: 333-134714), dated June 2, 2006 and incorporated by reference herein.
α	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
ß	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein and incorporated by reference herein.
γ	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
δ	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated September 7, 2010 and incorporated by reference herein.
s	Previously filed with the Company’s amendment to the annual report on Form 20-F for the year ended December 31, 2009 dated November 5, 2010 and incorporated by reference herein.
ς	Previously filed with the Company’s annual report on Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
Ω	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated September 8, 2010 and incorporated by reference herein.
À	Previously filed with the Company’s report on Form 6-K (File No.: 000-51387), dated March 20, 2013 and incorporated by reference herein.
Á	Previously filed with the Company’s Schedule 13E-3 (File No.: 005-81465), dated January 18, 2013 and incorporated by reference herein.
Â

XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Focus Media Holding Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman and Chief Executive Officer

Date: April 29, 2013

FOCUS MEDIA HOLDING LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Focus Media Holding Limited

We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2013

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2012
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Assets
Current assets:
Cash and cash equivalents	$331,218,497	$674,132,800
Restricted cash	99,673,063	—
Short-term investments	226,047,469	115,125,196
Accounts receivable, net of allowance for doubtful accounts of $31,068,977 and $40,210,266 in 2011 and 2012, respectively	249,206,254	282,977,088
Prepaid expenses and other current assets	34,085,560	48,974,570
Deferred tax assets	29,914,442	35,416,312
Amounts due from related parties	1,824,436	1,075,236
Rental deposits	60,913,252	57,152,373

Total current assets	1,032,882,973	1,214,853,575

Restricted cash, non-current	99,673,063	240,553,655
Rental deposits, non-current	4,046,749	3,446,901
Equipment, net	79,042,120	66,073,251
Acquired intangible assets, net	35,025,435	3,325,875
Goodwill	459,112,676	439,384,373
Equity method investment	19,010,818	1,001,140
Cost method investment	1,523,592	—
Other long-term assets	11,119,725	7,247,722

Total assets	$1,741,437,151	$1,975,886,492

Liabilities and equity
Current liabilities:
Short -term bank loan	$100,000,000	$—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of $4,321,376 and $493,885 as of December 31, 2011 and 2012, respectively)	19,448,258	14,809,732
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $16,878,170 and $9,328,748 as of December 31, 2011 and 2012, respectively)	173,753,526	179,440,933
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of $3,051,811 and $3,575,786 as of December 31, 2011 and 2012, respectively)	35,462,590	69,436,762
Amounts due to related parties	2,195,904	577,357
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of $1,753,744 and $899,787 as of December 31, 2011 and 2012, respectively)	33,550,044	31,463,939

Total current liabilities	364,410,322	295,728,723
Long -term debt	71,000,000	200,000,000
Acquisition purchase price payable	13,106,060	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of $791,750 and $nil as of December 31, 2011 and 2012, respectively)	20,099,000	12,201,231

Total liabilities	$468,615,382	$507,929,954

Commitments and contingencies (Note 20)

Equity
Ordinary shares ($0.00005 par value; 19,800,000,000 and 19,800,000,000 shares authorized in 2011 and 2012; 646,452,740 and 660,215,440 issued and outstanding in 2011 and 2012, respectively)	$32,346	$33,034
Additional paid-in capital	1,533,617,339	1,561,434,927
Accumulated deficit	(400,275,876)	(214,554,087)
Accumulated other comprehensive income	119,795,537	123,015,125

Total Focus Media Holdings Limited shareholders’ equity	$1,253,169,346	$1,469,928,999
Noncontrolling interests	19,652,423	(1,972,461)

Total equity	$1,272,821,769	$1,467,956,538

Total liabilities and equity	$1,741,437,151	$1,975,886,492

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2010	2011	2012
	(In U.S. Dollars, except share and per share data, unless otherwise stated)
Net revenues	$516,314,697	$786,531,871	$927,501,037
Cost of revenues	221,690,034	284,451,279	319,595,565

Gross profit	294,624,663	502,080,592	607,905,472

Operating expenses:
General and administrative	79,759,757	126,518,124	136,704,195
Selling and marketing	103,722,237	146,392,045	194,095,465
Impairment loss	5,736,134	—	—
Other operating expenses (income), net	(14,143,945)	(16,147,987)	(38,588,080)

Total operating expenses	175,074,183	256,762,182	292,211,580

Income from operations	119,550,480	245,318,410	315,693,892
Interest income	7,259,508	15,537,567	22,358,362
Interest expense	—	716,955	5,067,310
Investment loss	1,287,881	—	1,525,602

Income from continuing operations before income taxes	125,522,107	260,139,022	331,459,342
Income taxes	22,335,579	54,716,563	75,896,110
Loss from equity method investment	—	43,632,613	18,561,776

Net income from continuing operations	103,186,528	161,789,846	237,001,456
Net income (loss) from discontinued operations, net of tax	83,077,575	(977,591)	(1,064,664)

Net income	186,264,103	160,812,255	235,936,792
Less: Net income (loss) attributable to noncontrolling interests	1,990,626	(1,864,783)	(2,141,064)

Net income attributable to Focus Media Holding Limited Shareholders	$184,273,477	$162,677,038	$238,077,856

Income per share from continuing operations — basic	$0.15	$0.24	$0.37

Income per share from continuing operations — diluted	$0.14	$0.23	$0.36

Income (loss) per share from discontinued operations — basic	$0.12	$—	$—

Income (loss) per share from discontinued operations — diluted	$0.11	$—	$—

Income per share — basic	$0.26	$0.24	$0.37

Income per share — diluted	$0.25	$0.23	$0.36

Shares used in calculating basic income (loss) per share	707,846,570	671,401,000	644,285,250

Shares used in calculating diluted income (loss) per share	731,658,265	693,971,258	666,489,176

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2010	2011	2012
	(In U.S. Dollars, except share and per share data, unless otherwise stated)

Net income	$186,264,103	$160,812,255	$235,936,792

Other comprehensive income
Foreign currency translation adjustments	22,024,104	40,188,890	2,630,439
Share of post-acquisition movements in equity investee’s other comprehensive income	—	1,640,453	552,098
Comprehensive income	208,288,207	202,641,598	239,119,329

Less: Comprehensive (income) loss attributable to non-controlling interests	(2,134,716)	1,491,248	2,178,115

Comprehensive income attributable to Focus Media Holding Limited Shareholders	$206,153,491	$204,132,846	$241,297,444

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars, except share and per share data, unless otherwise stated)

	Ordinary shares	Ordinary shares Amount	Additional paid-in capital	Subscription receivables	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Noncontrolling interests	Total equity
Balance at January 1, 2010	725,278,005	$36,287	$1,875,304,804	$(3,081,726)	$(747,226,391)	$64,090,691	$1,828,319	$1,190,951,984
Issuance of ordinary shares pursuant to share option plans	12,910,550	646	596,821	2,990,742	—	—	—	3,588,209
Share repurchase	(60,253,930)	(3,013)	(240,161,971)	—	—	—	—	(240,164,984)
Share-based compensation expense	—	—	45,591,618	—	—	—	—	45,591,618
Changes in equity ownership on partial disposal of subsidiaries	—	—	3,817,579	—	—	(2,901,251)	13,273,615	14,189,943
Disposal of subsidiaries	—	—	—	—	—	(4,729,725)	(16,272,312)	(21,002,037)
Cumulative translation adjustments	—	—	—	—	—	21,880,014	144,090	22,024,104
Net income	—	—	—	—	184,273,477	—	1,990,626	186,264,103

Balance at December 31, 2010	677,934,625	$33,920	$1,685,148,851	$(90,984)	$(562,952,914)	$78,339,729	$964,338	$1,201,442,940

Issuance of ordinary shares pursuant to share option plans	19,100,060	955	2,971,393	90,984	—	—	—	3,063,332
Share repurchase	(50,581,945)	(2,529)	(216,338,600)	—	—	—	—	(216,341,129)
Share-based compensation expense	—	—	61,801,912	—	—	—	—	61,801,912
Noncontrolling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	20,553,531	20,553,531
Changes in equity ownership on partial disposal of subsidiaries	—	—	33,783	—	—	—	(298,110)	(264,327)
Cumulative translation adjustments	—	—	—	—	—	39,815,355	373,535	40,188,890
Disposal of subsidiaries	—	—	—	—	—	—	(76,088)	(76,088)
Share of post-acquisition movements in equity investee’s other comprehensive income	—	—	—	—	—	1,640,453	—	1,640,453
Net income	—	—	—	—	162,677,038	—	(1,864,783)	160,812,255

Balance at December 31, 2011	646,452,740	$32,346	$1,533,617,339	$—	$(400,275,876)	$119,795,537	$19,652,423	$1,272,821,769
Issuance of ordinary shares pursuant to share option plans	21,350,335	1,067	32,932		—	—	—	33,999
Share repurchase	(7,587,635)	(379)	(35,477,743)	—	—	—	—	(35,478,122)
Share-based compensation expense	—	—	63,637,373	—	—	—	—	63,637,373
Incremental acquisition of shares in a subsidiary	—	—	(374,974)	—	—	—	7,028	(367,946)
Disposal of subsidiaries	—	—	—	—	—	—	(19,031,493)	(19,031,493)
Cumulative translation adjustments	—	—	—	—	—	2,667,490	(37,051)	2,630,439
Dividend	—	—	—	—	(52,356,067)	—	(422,304)	(52,778,371)
Share of post-acquisition movements in equity investee’s other comprehensive income	—	—	—	—	—	552,098	—	552,098
Net income	—	—	—	—	238,077,856	—	(2,141,064)	235,936,792

Balance at December 31, 2012	660,215,440	$33,034	$1,561,434,927	$—	$(214,554,087)	$123,015,125	$(1,972,461)	$1,467,956,538

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2010	2011	2012
	(In U.S. dollars)
Operating activities:
Net income	$186,264,103	$160,812,255	$235,936,792
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expenses	454,624	16,013,208	13,050,644
Share-based compensation	45,591,618	61,801,912	63,637,373
Depreciation and amortization	45,876,222	44,784,923	41,542,954
Loss from equity method investment	—	43,632,613	18,561,776
Loss from cost method investment	—	—	1,525,602
Gain on disposal of equity interest of subsidiaries	(76,167,018)	—	(479,447)
Loss on disposal of equipment	318,815	1,910,363	157,437
Impairment loss for goodwill	5,736,134	—	907,776
Change in fair value of contingent consideration liabilities for acquisition of subsidiaries	—	—	1,179,080
Loss from earn out payment renegotiation	—	—	323,608
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(38,969,202)	(97,987,412)	(52,474,105)
Prepaid expenses and other current assets	3,179,398	(13,713,455)	(12,450,449)
Amounts due from related parties	2,407,864	(1,691,586)	992,775
Rental deposits	(27,688,926)	(9,808,859)	1,802,339
Accounts payable	11,318,600	(3,399,172)	(1,432,043)
Accrued expenses and other current liabilities	47,409,016	42,712,434	20,940,638
Amounts due to related parties	(513,469)	225,614	(1,622,108)
Income tax payable	(19,090,163)	26,348,666	34,012,549
Deferred taxes	(905,898)	8,516,251	(7,863,206)

Net cash provided by operating activities	$185,221,718	$280,157,755	$358,249,985

Investing activities:
Purchase of equipment	$(18,692,608)	$(38,918,317)	$(19,646,998)
Cash of disposed subsidiary	(40,805,068)	—	(2,377,556)
Proceeds from sale of a subsidiary	116,872,231	7,296,097	2,518,033
Purchase of subsidiaries and earn-out payment paid to acquire subsidiaries, net of cash acquired	(40,186,684)	(13,228,135)	(2,928,628)
Investment in an equity method investee	—	(61,003,263)	—
Proceeds from disposal of fixed assets	471,128	671,950	409,053
Increase in restricted cash	—	(199,346,126)	(74,746,909)
Cash received from the release of restricted cash	—	—	33,880,441
Cash paid for short-term investments	(137,551,150)	(1,124,033,872)	(359,595,041)
Sale of short-term investments	29,290,296	1,044,680,415	470,977,416

Net cash (used in) provided by investing activities	$(90,601,855)	$(383,881,251)	$48,489,811

FOCUS MEDIA HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2010	2011	2012
	(In U.S. dollars)
Financing activities:
Proceeds from short-term bank loans	$—	$175,000,000	$34,424,704
Repayment of short-term bank loans	—	(75,000,000)	(134,021,173)
Proceeds from long-term bank loans	—	71,000,000	229,000,000
Repayment of long-term bank loans	—	—	(100,000,000)
Repayment of capital to noncontrolling interests	—	(396,720)	—
Proceeds from partial disposal of subsidiaries	10,980,282	—	—
Dividend payout	—	—	(52,778,371)
Proceeds from issuance of ordinary shares pursuant to share option plans	3,588,209	3,063,332	33,999
Share repurchase	(237,168,910)	(213,374,682)	(41,440,643)

Net cash used in financing activities	$(222,600,419)	$(39,708,070)	$(64,781,484)

Effect of exchange rate changes	14,296,777	20,174,470	955,991

Net (decrease) increase in cash and cash equivalents	$(113,683,779)	$(123,257,096)	$342,914,303
Cash and cash equivalents, beginning of year	568,159,372	454,475,593	331,218,497

Cash and cash equivalents, end of year	$454,475,593	$331,218,497	$674,132,800

Supplemental disclosure of cash flow information
Income taxes paid	$32,031,106	$27,582,188	$39,791,251

Interest paid	$—	$665,635	$4,884,972

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash investing activities:
Investment in a cost method investee	$—	$1,523,592	$—
Acquisition of subsidiaries:
Acquisition payable	$4,920,493	$4,068,490	$670,629
Liabilities recorded as a result of contingent consideration	$—	$15,515,662	$—
Non-cash financing activities:
Payable for share repurchase	$2,996,074	$5,962,521	$—
Proceeds from partial disposal of subsidiaries offset against other payables	$3,209,661	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In January 2010, certain employees and management of Allyes Information Technology Company Limited, and its consolidated subsidiaries and affiliates (collectively, “Allyes”) and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy-out an aggregate 38% interest in Allyes from the Company for a cash consideration of $13.3 million, which was determined based on the estimated fair value of $35 million as of January 1, 2010 and was derived from an income approach methodology. On July 30, 2010, the Company further sold its remaining 62% ownership to Silver Lake Management LLC (“Silver Lake”) , a third party investor, at a cash consideration of $124 million. Therefore, the results of Allyes and its consolidated subsidiaries and affiliates have been classified as discontinued operations for the year ended December 31, 2010.

During the third and fourth quarter of 2012, the Group disposed of four subsidiaries in the traditional outdoor billboard advertising business acquired in 2011. Due to medium term advertising spending uncertainties and the continued view of the Company that the traditional outdoor billboard network is not a core business segment, the Company decided to downsize this business segment by divesting four subsidiaries within the segment.  Therefore, the results of these four subsidiaries have been classified as discontinued operations for the years ended December 31, 2011 and 2012.

The Company announced on August 13, 2012 that its board of directors had received a preliminary non-binding proposal letter, dated August 12, 2012, from affiliates of FountainVest Partners, Carlyle Group, CITIC Capital Partners, CDH Investments and China Everbright Limited and Mr. Jason Nanchun Jiang, the chairman and chief executive officer, and Mr. Jiang’s affiliates to acquire all of the outstanding shares of the Company for $27.00 in cash per American depositary shares (“ADS”) or $5.40 in cash per ordinary shares (“Going Private” transaction).

On December 19, 2012, the Company entered into a definitive merger agreement with Giovanna Parent Limited and Giovanna Acquisition Limited in relation to the Going Private transaction.  Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Giovanna Acquisition Limited will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Giovanna Parent Limited, or the merger. Pursuant to the merger agreement, each of the ordinary share issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive $5.50 in cash. The merger is subject to various closing conditions, including a condition that the merger agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the merger agreement.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the Consolidated Statements of Comprehensive Income as required by new accounting guidance, which the Company retrospectively adopted during 2012.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

(d) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives of long-lived assets, assumptions utilized in accrual of promotion and marketing expenses, impairment of long-lived assets, equity method investment and goodwill, the recognition and measurement of current and deferred income tax assets. The actual results experienced by the Group may differ from management’s estimates.

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

The Group routinely reviews held-to-maturity investments for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the investments are written down to fair value.

As of December 31, 2011 and 2012, all the investments of the Group were classified as held-to-maturity and recorded at amortized costs.

(f) Long-term investments

Investments in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statement of income and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company, which to date the Company has not. On the basis of the duration and severity of the decline in the market price of the equity affiliates shares, the Group concluded that there has been a loss in value of the investment that is other-than-temporary and recorded an impairment loss of nil, $38,265,294 and $7,264,781, for the years ended December 31, 2010, 2011 and 2012, respectively.

Other investments

Investments in private companies with an ownership interests less than 20% in which the Group does not have significant influence, are accounted for by the cost method of accounting and are recorded at the lower of cost or fair market value The Group evaluates its investments in private companies for impairment whenever events or changes in circumstances indicate that the carrying amount of its investment is lower than its fair market value and that the loss in value of the investment is other-than-temporary. When these events occur, the Group recognizes an impairment loss equal to the excess of the carrying amount over the fair market value.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group generates advertising service revenues from the sale of advertising time slots in its various networks, including the LCD display network, the in-store network, the poster frame network, and the movie theatre network, which represents big screen space leased from movie theatres and on traditional billboard network. The Group determines the services are delivered when the advertisements are broadcasted according to the contracts, which set forth the type of device, the number of devices, location and number of buildings, broadcasting period, length of the advertisement and frequency of the advertisement to be broadcasted. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates and sales taxes, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met. Sales taxes incurred during the years ended December 31, 2010, 2011 and 2012 were $49,881,754, $67,923,544 and $47,540,877, respectively.

Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

(l) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease periods.

(m) Advertising Costs

The Group expenses advertising costs as incurred. Total advertising expenses were $718,877, $753,650 and $716,558 for the years ended December 31, 2010, 2011, and 2012, respectively, and have been included in general and administrative expenses.

(n) Foreign Currency Translation

The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the transactions date. Transaction gains and losses are recognized in other operating expenses (income), net. The financial records of the Group’s subsidiaries and its VIEs are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as other comprehensive income in the statements of comprehensive income (loss).

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

(p) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments and share of post-acquisition movements in equity investee’s other comprehensive income. Comprehensive income is reported in the consolidated statements of comprehensive income (loss).

As of December 31, 2011 and 2012, Accumulated Other Comprehensive Income was comprised entirely of foreign currency translation adjustments of the Group and that of the Group’s share of post-acquisition movements in equity investee.

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

Purchase price allocations are determined based on a number of factors, including a valuation report provided by third party appraisal firms in some cases. The valuation analysis normally utilizes and considers appropriate valuation methodologies such as the income, market, cost and actual transaction of the Group’s shares approach. Certain assumptions, which include projected cash flows and replacement costs, are incorporated in the valuation analyses.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group’s total share-based compensation expense for the years ended December 31, 2010, 2011 and 2012 was $45,591,618, $61,801,912 and $63,637,373, respectively.

The following table summarizes the share-based compensation recognized in the consolidated statements of income:

	For the years ended December 31,
	2010	2011	2012
Cost of sales	$976,822	$879,413	$1,821,009
General and administrative	40,272,194	57,119,416	56,560,824
Selling and marketing	4,342,602	3,803,083	5,255,540

Total	$45,591,618	$61,801,912	$63,637,373

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

(u) Non-controlling Interest

As of December 31, 2011 and 2012, the majority of the Group’s noncontrolling interest is attributable to the LCD display segment.

The following schedule shows the effects of changes in Focus Media’s ownership interest in its subsidiaries on equity attributable to Focus Media:

	For the years ended December 31,
	2010	2011	2012
Net income attributable to Focus Media	$184,273,477	$162,677,038	$238,077,856

Transfers (to) from the non-controlling interest:
Increase in Focus Media’s additional paid-in capital due to partial disposal of subsidiaries	3,817,579	33,783	—
Decrease in Focus Media’s additional paid-in capital due to incremental acquisition of shares in a subsidiary	—	—	(374,974)

Net transfers (to) from non-controlling interest	3,817,579	33,783	(374,974)

Change from net income attributable to Focus Media and transfers (to) from noncontrolling interest	$188,091,056	$162,710,821	$237,702,882

(v) Government grants

Unrestricted government subsidies from local governmental agencies, which allow the Group full discretion in utilizing the funds, were $15,797,209, $19,937,901 and $34,340,993 for the years ended December 31, 2010, 2011 and 2012, respectively, of which, $14,706,120, $19,937,901 and $34,340,993 was recorded as other operating income in the consolidated statements of income and $1,091,089, nil and nil was related to discontinued operations.

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

(x) Recently Issued Accounting Standards

On July 27, 2012, the Financial Accounting Standard Board (“FASB” issued Accounting Standards Update (“ASU”) 2012-02, which allows entities who test indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. Management believes the adoption of ASU 2012-02 will not materially impact the Group.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

3. Variable Interest Entities

The Group conducts substantially all of its operations through Focus Media Technology (Shanghai) Co., Ltd. and its subsidiaries (hereinafter collectively referred as “the PRC operating subsidiaries”). Due to PRC government restrictions that apply to foreign investment in China’s advertising industry, prior to the PRC operating subsidiaries obtaining the required licenses, the Group’s advertising business was historically conducted through contractual arrangements among the PRC operating subsidiaries and the VIEs, and their respective shareholders. Each of the contractual arrangements with the VIEs and their respective shareholders may only be amended with the approval of the Company’s audit committee or another independent body of the board of directors of the Company, and may be terminated by an agreement of all parties thereto. In 2012, the Group converted certain PRC operating affiliates, which were VIEs into directly owned PRC operating subsidiaries. Revenues attributable to VIEs accounted for 4.2%, 1.5%, and 0.5% of the Company’s consolidated net revenues for the year ended December 31, 2010, 2011 and 2012, respectively.

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

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

Summary financial information of the VIEs included in the accompanying consolidated financial statements is as follows:

	December 31,
	2011	2012
Cash and cash equivalents	$31,489,211	$3,569,002
Accounts receivable, net of allowance for doubtful accounts of $1,189,024 and $337,287 in 2011 and 2012, respectively	4,465,802	484,869
Rental deposits	7,890,513	5,008,834
Other current assets	1,607,836	732,515

Total current assets	$45,453,362	$9,795,220
Rental deposits	2,799,863	1,552,404
Equipment, net	5,874,342	1,956,549
Acquired intangible assets, net	2,366,486	152,547
Goodwill (Note 1)	404,623,715	10,220,065
Other long-term assets	630,394	42,116

Total long-term assets	$416,294,800	$13,923,681

Total assets	$461,748,162	$23,718,901

Accounts payable	4,321,376	493,885
Accrued expenses and other current liabilities	16,878,170	9,328,748
Income taxes payable	3,051,811	3,575,786
Deferred tax liabilities	1,753,744	899,788

Total current liabilities	26,005,101	14,298,207
Total long-term liabilities	$791,750	$—

Total liabilities	$26,796,851	$14,298,207

	For the ended December 31,
	2010	2011	2012
Net revenues	$21,491,910	$11,550,022	$4,750,718
Gross loss	(19,019,078)	(22,512,385)	(17,072,713)
Net loss	$(35,930,035)	$(41,077,487)	$(26,973,766)

Note 1: In 2012, the Group converted certain PRC operating affiliates, which were VIEs into directly owned PRC operating subsidiaries, therefore the goodwill associated with acquisitions of the PRC operating affiliates in the early stages of the Group’s corporate history decreased from $404.6 million, as of December 31, 2011, to $10.2 million, as of December 31, 2012.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

4. Acquisitions

2010 acquisitions:

The Group acquired five entities in the poster-frame advertising business for fixed cash consideration of $5,347,562 in aggregate in 2010. There was no contingent consideration related to these acquisitions. The Group recognized acquired intangible assets of $1,192,206 and recognized goodwill of $3,958,444, which was assigned to the poster frame reporting unit.

2011 acquisitions:

The Group acquired four entities in the traditional outdoor billboards advertising business for total estimated consideration of $19,881,929, of which $4,366,267 was paid in 2011 and the remaining acquisition purchase price payable of $15,515,662 is unpaid, of which $2,409,602 was current and $13,106,060 was non-current (the four entities were subsequently disposed in 2012, see Note 5). The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

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

2012 acquisitions:

The Group did not acquire any subsidiary in 2012.

Pro forma results have not been shown for the years ended December 31, 2010 and 2011 as the acquisitions occurring during those periods, both individually and in the aggregate are not material to the consolidated statements of income for the relevant periods.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

5. Disposition

2010 Disposition

In January 2010, certain employees and management of Allyes and certain members of the Company’s management and directors entered into a definitive agreement with the Company and Allyes to buy an aggregate 38% interest in Allyes from the Company for cash consideration of $13.3 million. On July 30, 2010, the Company sold its remaining 62% interest to a third party investor for cash consideration of $124 million. Following the disposition of Allyes, the Group is no longer engaged in the internet advertising business and, therefore, the results of the internet advertising segment have been included in discontinued operations in the consolidated statements of income for all periods presented. The results of discontinued operations include net revenues and profit before tax of $80,599,956 and $5,150,739, respectively, related to Allyes and its subsidiaries and affiliates. The Group recorded a gain on disposal of $78,999,821 (net of $2,763,041 transaction cost), which has been included as a component of discontinued operations. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2010 and 2011.

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

2012 Disposition

In 2012, the Group disposed of four subsidiaries in traditional outdoor billboard segment through a series of individual transactions with their respective noncontolling interest shareholders. Each of the subsidiaries was considered a component of the Group and their results have been included in discontinued operations in the consolidated statements of income for the years ended December 31, 2012 and 2011 (the four subsidiaries were acquired in 2011, see Note 4). The results of discontinued operations include net revenues and pretax losses derived from these subsidiaries of $16,406,904 and $645,006, respectively for the years ended December 31, 2012, and $6,088,306 and $932,760, respectively for the year ended December 31, 2011, related to these subsidiaries. As part of the disposal, the Group recorded an impairment loss on goodwill of $907,776 relating to one of the disposed subsidiary, a charge due to the change in fair value of acquisition payables of $1,179,080 for all four disposed subsidiaries, and a combined gain on disposal of $479,447.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

6. Fair Value Measurement

Other than the acquisition purchase price payable, the Group did not have any assets or liabilities that were required to be measured at fair value on a recurring basis as of December 31, 2010, 2011 and 2012. The Group’s assets or liabilities measured at fair value on a non-recurring basis in the periods presented include fair value measurement of reporting units applied in goodwill impairment testing (see Note 10), fair value measurement of an equity method investment and a cost method investment that resulted in other-than-temporary impairments (see Note 11 and 12, respectively).

The fair value measurement for the acquisition purchase price payable for the four subsidiaries in the outdoor billboard business was determined using the discounted cash flow method and were classified as current acquisition payables or non-current acquisition payables based on the estimated timing of payment. The major inputs included discount rate and management’s best estimate of the amount and timing of acquisition payables which involved significant judgment and were not observable or could be corroborated with market data. Therefore the fair value measurement is classified as level 3 measurement. In the third and fourth quarter of 2012, the Group disposed of these four subsidiaries and pursuant to the disposal agreements, the acquisition payables were cancelled upon disposition. Up to the date of disposal, the fair value of the acquisition purchase price payable in these four subsidiaries has increased by $1,179,080, resulting in a charge recognized in the consolidated statement of income for the year ended December 31, 2012. No change in fair value of acquisition purchase price payable was recognized for the year ended December 31, 2011.

The fair value measurements for acquired intangible assets and goodwill are classified as Level 3 measurements. Determining the appropriate fair value model and calculating the fair value of these instruments requires the input of significant estimates and assumptions, some of which are unobservable. The estimates and assumptions include business assumptions, terminal value, discount rate, and tax amortization benefit. No impairment loss was recognized on acquired intangible assets for the years ended December 31, 2010, 2011 and 2012. An impairment loss of nil, nil, and $907,776, was recognized on goodwill for the years ended December 31, 2010, 2011 and 2012, respectively (See Note 10).

The fair value measurement for equity method investment, which investment is in the form of marketable securities, is classified as Level 1 measurement. The fair value measurement of cost method investment, which investment is in the form of unquoted investment, is classified as Level 3 measurement. An impairment loss of nil, $38,265,294, and $7,264,781 was recognized on equity method investment for the years ended December 31, 2010, 2011 and 2012, respectively (See Note 11). An impairment loss of nil, nil, and $1,525,602, was recognized on cost method investment, for the years ended December 31, 2010, 2011 and 2012, respectively (See Note 12).

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, and other current assets, rental deposits, amount due from and due to related parties, bank loans and accounts payable. Except for long-term bank loan, the fair value of financial instruments approximates their carrying value as of December 31, 2011 and 2012 due to their short-term nature. The fair value of long term bank loan also approximates its fair value as the interest rate on the debt is close to prevailing market rate as of December 31, 2011 and 2012. The fair value measurement is classified as level 2. The Group does not use derivative instruments to manage risks.

7. Accounts Receivable, Net

Accounts receivable, net of allowance for doubtful accounts of $31,068,977 and $40,210,266 for the years ended December 31, 2011 and 2012, respectively, consists of following:

	December 31,
	2011	2012
Billed receivable	$156,633,471	$156,556,987
Unbilled receivable	92,572,783	126,420,101

Total	$249,206,254	$282,977,088

Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

An analysis of allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the years ended December 31,
	2010	2011	2012
Balance at beginning of year	$33,596,096	$21,088,503	$31,068,977
Bad debt expenses	454,624	16,013,208	13,050,644
Recoveries and (write-offs), net	(10,393,667)	(7,254,193)	(3,308,514)
Disposition of subsidiaries	(3,312,436)	—	(715,975)
Effect of exchange rate changes	743,886	1,221,459	115,134

Balance at end of year	$21,088,503	$31,068,977	$40,210,266

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

8. Equipment, Net

Equipment, net consists of the following:

	December 31,
	2011	2012
Media display equipment	$232,824,888	$241,481,226
Computers and office equipment	13,163,322	14,201,284
Leasehold improvements	2,745,253	3,215,065
Vehicles	2,437,679	2,374,116

Total	251,171,142	261,271,691
Less: accumulated depreciation and amortization	(172,129,022)	(195,198,440)

Total	$79,042,120	$66,073,251

The majority of the Group’s display equipment is installed on the premises of its lessors from whom space is rented, such as residential complexes and commercial locations.

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $28,270,063, $28,787,221 and $30,741,332, respectively, of which $355,004, $61,548 and $2,981 was related to discontinued operations.

The Group did not incur any impairment loss on equipment for the years ended December 31, 2010, 2011 and 2012, respectively.

9. Acquired Intangible Assets, Net

As of December 31, 2011 and 2012, acquired intangible assets, net were comprised of the following:

	December 31,
	2011	2012
Cost:
Operation & broadcasting rights	$12,045,898	$12,075,412
Lease agreements	75,849,900	58,153,311
Customer base	31,524,825	25,301,848
Trademark	2,076,687	1,206,746
Others	5,051,269	4,804,318

Total	126,548,579	101,541,635

Accumulated amortization:
Operation & broadcasting rights	(9,518,838)	(12,075,412)
Lease agreements	(54,117,372)	(56,340,210)
Customer base	(21,858,528)	(23,790,665)
Trademark	(1,203,796)	(1,206,746)
Others	(4,824,610)	(4,802,727)

Total	(91,523,144)	(98,215,760)

Intangible assets, net	$35,025,435	$3,325,875

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

The Group recorded amortization expense as follows:

	For the years ended December 31,
	2010	2011	2012
Cost of revenues	$12,734,069	$10,435,479	$5,537,158
Selling and marketing	4,106,231	4,219,999	2,259,361
Gain or (loss) from discontinued operations	765,859	1,342,224	3,005,103

Total	$17,606,159	$15,997,702	$10,801,622

The Group did not incur impairment loss on acquired intangible assets for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group expects to record amortization expense of $2,070,173, $605,868, $569,965, $79,869, and nil for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

10. Goodwill

The Group’s goodwill primarily arises from the initial consideration paid and, for those acquisitions made prior to January 1, 2010, subsequent settlement of contingent consideration of the acquisitions. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2011 and 2012 are as follows:

	LCD display network	Poster frame network	Traditional outdoor billboards	Total
Balance as of January 1, 2011	$411,534,224	$13,800,408	$—	$425,334,632
Goodwill acquired during the year	6,044,821	2,175,992	19,731,162	27,951,975
Goodwill recorded as a result of contingent consideration resolved	1,270,599	3,211,257	—	4,481,856
Translation adjustments	699,894	258,614	385,705	1,344,213

Balance as of December 31, 2011	$419,549,538	$19,446,271	$20,116,867	$459,112,676
Goodwill recorded as a result of contingent consideration resolved	337,363	—	—	337,363
Goodwill impairment	—	—	(907,776)	(907,776)
Disposal of subsidiaries	—	—	(19,081,873)	(19,081,873)
Translation adjustments	35,471	15,730	(127,218)	(76,017)

Balance as of December 31, 2012	$419,922,372	$19,462,001	$—	$439,384,373

The gross amount and accumulated impairment losses by segment as of December 31, 2011 and 2012 are as follows:

	LCD display network	Poster frame network	Traditional outdoor billboards	Total
Goodwill, gross	$419,611,561	$427,842,814	$44,952,907	$892,407,282
Accumulated impairment losses	(62,023)	(408,396,543)	(24,836,040)	(433,294,606)

Balance as of December 31, 2011	$419,549,538	$19,446,271	$20,116,867	$459,112,676

	LCD display network	Poster frame network	Traditional outdoor billboards	Total
Goodwill, gross	$419,984,395	$427,858,544	$24,836,040	$873,586,755
Accumulated impairment losses	(62,023)	(408,396,543)	(24,836,040)	(434,202,382)

Balance as of December 31, 2012	$419,922,372	$19,462,001	$—	$439,384,373

Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired. As a result of impairment tests, the Group recorded a goodwill impairment loss of $nil, $nil and $907,776 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

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

Goodwill impairment in 2012

The Group’s annual impairment test was performed for two reporting units using the income approach valuation method as of December 31, 2012, which indicated that the fair value of all the two reporting units significantly exceeded their carrying amounts. In 2012, the Group disposed of four subsidiaries in traditional outdoor billboard segment through a series of individual transactions with their respective noncontrolling interest shareholders (see Note 4). Prior to the disposal, these subsidiaries were first classified as held-for-sale, which was considered as a triggering event causing management to perform impairment assessment of the goodwill in these four subsidiaries, and based on the assessment, management believes that it is more likely than not that the carrying amount of goodwill in one of the subsidiaries may be impaired, hence and an impairment loss of $907,776 was recognized.

11. Equity Method Investment

On January 13, 2011, the Company purchased 15,331,305, or approximately 15%, of the outstanding shares of VisionChina Media Inc. (“Vision China”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, at a price of US$3.979 per share, equivalent to US$3.979 per ADS, for total cash consideration of $61,003,263. As of December 31, 2012, all the consideration has been paid.

The Company is the second largest shareholder of Vision China and also holds a directorship in Vision China’s board during the year ended December 31, 2012. Therefore, the investment is accounted for using the equity method of accounting.

As of December 31, 2011 and 2012, the carrying amount of the investment in Vision China consisted of:

	December 31,
	2011	2012
Underlying equity in net assets	$16,559,187	$1,001,140
Acquired intangible assets, net	2,451,631	—
Goodwill	—	—

Total carrying amount	$19,010,818	$1,001,140

Quoted market price	$1.24	$0.15
Aggregate market value	$19,010,818	$2,299,696

Impairment analysis was performed for the carrying amount of the investment in Vision China during the years ended December 31, 2011 and 2012, whenever impairment indicators existed during the years. The difference between the carrying amount and the market value was considered an other-than-temporary loss, and an impairment loss of $38,265,294 and $7,264,781 was recorded for the years ended December 31, 2011 and 2012, respectively.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

12. Cost Method Investment

On December 7, 2010, the Company entered into a subscription agreement to subscribe 4,716 Class B ordinary shares, or 1.61% of the then outstanding ordinary shares of a private company, which is engaged in the up-market travel consolidator businesses including but not limited to online airline and hotel ticketing business and other related services, for a consideration of approximately $1.5 million. In January 2011, it was further agreed that the consideration would be settled through the provision of advertising services by one of the PRC operating subsidiaries of the Group to this investee. As of December 31, 2012, the advertising services have been provided and investment is accounted for using the cost method.

The Group recorded impairment loss of $1.5 million on the investment for the year ended December 31, 2012, as a result of review and discussion of the performance of the investee, the difference between the carrying amount and the fair value was considered an other-than-temporary loss.

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2011	2012
Accrued promotion and marketing expenses	$55,194,967	$66,545,722
Accrued agency rebates	11,145,756	16,432,701
Other accrued expenses	5,012,051	5,547,333
Other taxes payable	33,859,333	35,927,318
Advance from customers	31,442,821	27,167,568
Accrued employee payroll and welfare	9,359,197	15,078,110
Payables related to acquisitions	6,478,092	670,629
Withholding individual PRC income tax	1,155,464	—
Accrual for litigations (see Note 20)	2,000,000	—
Payables related to share repurchase	5,962,521	—
Amount due to noncontrolling interest shareholders	5,475,408	6,204,756
Others	6,667,916	5,866,796

Total	$173,753,526	$179,440,933

14. Bank Loans

	December 31,
	2011	2012
Short -term revolving loan — note (a)	$100,000,000	$—
Long -term revolving loan — note (b)	71,000,000	—
Long -term loan — note (c)	—	200,000,000

Total	$171,000,000	$200,000,000

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

(a)         The short-term revolving loan is denominated in U.S. Dollars, was obtained from a large commercial institution outside of the PRC (“Bank A”), and is secured by a stand-by letter of credit issued by PRC based financial institution (“Bank B”). The stand-by letter of credit is secured by short-term deposits of RMB628,030,000 (equivalent to $99,673,063), which is recorded as restricted cash on the Group’s balance sheet. The Group paid RMB 4,095,000 (equivalent to $649,907) to Bank B to issue the stand-by letter of credit to Bank A. The short-term revolving loan bears interest, which is payable monthly, at the rate of two-week LIBOR plus 2.1% per annum. The weighted average interest rate of this loan for the year ended December 31, 2011 and 2012 was approximately 2.4% and 2.3%, respectively. The short-term loan was replaced by a 6-year term loan in November 2012, see note c) below.

(b)         The long —term revolving loan is denominated in U.S. Dollars, was obtained from Bank A, and is secured by a stand-by letter of credit issued by Bank B. The stand-by letter of credit is secured by restricted long-term deposits of RMB 628,030,000 (equivalent to $99,673,063) deposited in Bank B, The deposit is recorded as restricted cash on the Group’s balance sheet. The Group paid RMB 3,965,000 (equivalent to $629,275) to Bank B to issue the stand-by letter of credit required by Bank A, The costs incurred in connection with the stand-by letter of credit are being amortized to interest expense over the term of the loan. The loan bears interest, which is payable monthly, at the rate of two-week LIBOR plus 2.1%, 2.4% and 2.7% per annum for each of the twelve months ending December 8, 2012, 2013 and 2014, respectively. The weighted average interest rate of this loan for the years ended December 31, 2011 and 2012 was about 2.4%.and 2.3%, respectively. The Group made further drawdown of $29,000,000 in April 2012 and the total outstanding principal of $100,000,000 was replaced by a 6-year term loan in November 2012 and the balance of the unamortized costs incurred previously in connection with the stand-by letter of credit was fully expensed to interest expense upon replacement.

(c)          On November 21, 2012, the Company entered into a 6-year term loan agreement with Bank A in the amount of $200,000,000 to replace the existing short-term and long-term revolving loans.  The term loan is secured by a stand-by letter of credit issued by Bank B. The stand-by letter of credit is secured by restricted long-term deposits of RMB 1,512,000,000 (equivalent to $240,553,655) deposited in Bank B, The deposit is recorded as restricted cash on the Group’s balance sheet. The Group paid RMB 8,783,500 (equivalent to approximately $1,395,846) to Bank B to issue the stand-by letter of credit required by Bank A, The costs incurred in connection with the stand-by letter of credit are being amortized to interest expense over the term of the loan. The loan bears interest, which is payable monthly, at the rate of one-month LIBOR plus 3.9% per annum. The weighted average interest rate of this loan for the year ended December 31, 2012 was about 4.1%.  The long-term loan is repayable in November 2018.

The long-term bank loan (note c) contains financial covenants which require, at any time throughout the term of the loan, the consolidated net worth of the Company to be more than $1,000 million, the ratio of the consolidated gross debt of the Company to the consolidated EBITDA of the Company to exceed 2.5 times, and the consolidated gross debts of the Company to exceed 50% of the consolidated net worth of the Company. As of December 31, 2012, the Company met all the requirements of the financial covenants.

15. Other operating expenses (income), net

Other operating expenses (income), net consists the following:

	For the years ended December 31,
	2010	2011	2012
Loss on disposal of subsidiaries	$1,544,922	$—	$—
Government subsidy income	(14,706,120)	(19,937,901)	(34,340,993)
Loss on disposal of equipment	248,785	1,910,363	157,437
Other income	(1,771,691)	(2,194,020)	(7,983,993)
Other expenses	540,159	4,073,571	3,579,469

Total	$(14,143,945)	$(16,147,987)	$(38,588,080)

16. Share-based Compensation

Share-based Compensation Plans for the Group

In December 2010, and December 2012, the 2010 Employee Share Option Plan (“2010 Plan”) and the 2013 Employee Share Option Plan (“2013 Plan”) were authorized respectively, under which the Group may issue incentive shares equal to no more than 5% and 3%, respectively, of the issued share capital of the Company, outstanding from time to time, including stock options and restricted shares to Company’s employees, officers, consultants and directors.

On December 28, 2010 and November 25, 2011, restricted shares to obtain 15,000,000 and 17,711,500 ordinary shares were granted to employees, officers, consultants and directors under the 2010 Plan, respectively. These restricted shares will vest over a period of three years.

Under the terms of each plan, options are generally granted at prices equal to the fair market value of the ordinary shares at the date of grant whereas restricted shares are granted without exercise price, and generally vest over two to four years with certain options vesting over one year. Options are expiring in 10 years from the date of grant. As of December 31, 2012, 11,057,760 options and 16,771,005 restricted shares were outstanding. The fair value of restricted shares was determined to be the market value of the ordinary shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted during the years ended December 31, 2010, 2011 and 2012.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

The expected volatilities were estimated based on historical volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award.

A summary of the share option activities for the year ended December 31, 2012 is as follows:

	Weighted Number of shares	Weighted average exercise price	Remaining weighted average contract term (in years)	Aggregate intrinsic value
Options outstanding at January 1, 2012	11,156,760	$4.39
Forfeited	(86,500)	$5.72
Exercised	(12,500)	$1.70

Options outstanding at December 31, 2012	11,057,760	$4.38	3.32	$11,371,689

Options exercisable at December 31, 2012	11,057,760	$4.38	3.32	$11,371,689
Options vested or expected to vest at December 31, 2012	11,057,760	$4.38	3.32	$11,371,689

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $1,283,299, $2,194,710, and $32,343, respectively.

A summary of the restricted share activities for the year ended December 31, 2012 is as follows:

	Weighted Number of shares	Weighted Average Grant-Date Fair value
Restricted shares unvested at January 1, 2012	38,169,245	$3.36
Vested	(21,337,835)	$3.08
Forfeited	(60,405)	$2.31

Restricted shares unvested at December 31, 2012	16,771,005	$3.74

The weighted average grant-date fair value of restricted shares granted for the years ended December 31, 2010 and 2011 were $4.24 and $3.54, respectively.  The Group did not grant restricted shares for the year ended December 31, 2012. Total fair value of share vested during 2010, 2011 and 2012 was 27,979,963, $64,154,920 and $100,140,627, respectively.

As of December 31, 2012, there was $32,598,140 in total unrecognized compensation expense related to unvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.66 years.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as new and high technology enterprises strongly supported by the state (“HNTE”) under the New Law will be entitled to a 15% preferential EIT rate. The HNTE status needs to be renewed every 3 years and reapplied every 6 years.

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

Beijing Focus Media Wireless Co., Ltd. qualified for the transitional rule under Circular 39 and thus enjoyed a 50% reduction off the transitional tax rate from 2009 through 2011 based on the transitional rule under the New Law. In 2011, the HNTE status of Beijing Focus Media Wireless Co., Ltd. was renewed after 3 years since it was first granted its HNTE status, therefore it enjoys a lower tax rate of 15% in 2012 and 2013. The Company’s 100% owned subsidiary, Focus Media Information Technology (China) Co., Ltd. was incorporated on August 22, 2008 in Shanghai Pudong New Area, and obtained the HNTE qualification on June 22, 2010 and its HNTE status will need to be renewed in 2013. Therefore, Focus Media Information Technology (China) Co., Ltd. is exempted from EIT for the two years ended December 31, 2010 and 2011 and enjoys a 50% reduction off the statutory rate from 2012 through 2014. Focus Media Culture Communication Co., Ltd. obtained approval from its in-charge tax authority in May 2012 and is therefore subject to 15% preferential EIT rate from 2011 to 2020, as the entity was established in the western region of China engaging in one of the encouraged industries.

The Group classifies interest and penalties relating to income tax matters within income tax expense. The amount of penalties and interest recorded for the years ended December 31, 2010, 2011 and 2012 was immaterial. The Group did not increase or decrease its liabilities for unrecognized tax benefits during the years ended December 31, 2010, 2011 and 2012, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

Balance at January 1, 2010	$4,511,953
Translation adjustment	140,005

Balance at December 31, 2010	$4,651,958
Translation adjustment	237,584

Balance at December 31, 2011	$4,889,542
Translation adjustment	11,981

Balance at December 31, 2012	$4,901,523

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $16,000 as of December 31, 2012) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The status of limitations in Hong Kong is six years.

Composition of income tax expense

All of the Group’s income subject to income tax is generated within the PRC. The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2010	2011	2012
Current income tax expense	$21,970,299	$45,952,177	$78,115,422
Deferred income tax expense (benefit)	365,280	8,764,386	(2,219,312)

	$22,335,579	$54,716,563	$75,896,110

A reconciliation of the differences between statutory tax rate and the effective tax rate is as follows:

	For the years ended December 31,
	2010	2011	2012
Statutory rate	25.00%	25.00%	25.00%
Effect of different tax rate of group entities operating in other jurisdiction	10.90%	7.57%	5.90%
Effect of different tax rate applicable to the subsidiaries and VIEs	(4.75)%	(4.59)%	(3.24)%
Effect of tax holiday	(13.22)%	(12.07)%	(5.82)%
Effect of non-deductible expenses	11.04%	2.22%	2.94%
Change in valuation allowance	(11.18)%	0.58%	0.83%
Effect of adjustments of prior year tax benefit	—	—	(1.77)%
Effect of withholding income tax on dividends proposed to be received from PRC subsidiaries	—	2.32%	(0.94)%

Effective tax rate	17.79%	21.03%	22.90%

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

The following table sets forth the effects of the tax holidays granted to the entities of the Group for the periods presented:

	For the years ended December 31,
	2010	2011	2012
Tax holiday effect	$16,593,568	$30,742,016	$19,276,260
Net income from continuing operations per share effect — basic	$0.02	$0.05	$0.03
Net income from continuing operations per share effect — diluted	$0.02	$0.04	$0.03

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2011	2012
Net operating loss carry forwards	$4,813,056	$9,291,295
Accrued expenses temporarily non-deductible	18,889,739	17,982,589
Bad debt provision	7,324,158	12,537,859
Difference in fixed assets basis	5,620,343	2,486,055
Others	3,859,498	3,652,064
Total deferred tax assets	40,506,794	45,949,862
Valuation allowance on deferred tax assets	(5,091,664)	(7,646,610)

Net deferred tax assets	$35,415,130	$38,303,252
Classified as:
Current deferred tax assets	29,914,442	35,416,312
Non-current deferred tax assets	5,500,688	2,886,940

Deferred tax liabilities:
Difference in intangible asset basis	6,702,694	463,570
Unbilled revenue	24,252,501	18,851,073
Interest or subsidy income receivables	15,727,129	18,479,849
Others	6,966,720	5,870,678
Total deferred tax liabilities	$53,649,044	$43,665,170

Classified as:
Current deferred tax liabilities	33,550,044	31,463,939
Non-current deferred tax liabilities	20,099,000	12,201,231

As of December 31, 2012, the Group had net operating loss carry forwards of $37,178,616 that can be used against future taxable income. The net operating loss carry forwards will expire if unused in the years ending December 31, 2013 through 2017. The Group operates through multiple subsidiaries and the valuation allowance is considered on an individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.

The valuation allowance in 2012 has increased compared with that of 2011 as the net operating losses incurred by some of the subsidiaries increased in 2012 for which the Group believes they cannot generate future taxable income sufficient to recognize the income tax benefit. Of the undistributed earnings of the Group’s PRC subsidiaries and PRC affiliates of approximately $1,033 million at December 31, 2012, all of which are considered to be permanently reinvested and accordingly, no provision for PRC dividend withholding tax has been made thereon. The estimated unrecognized deferred tax liability relating to the undistributed earnings of the Group’s PRC subsidiaries and PRC affiliates is approximately $51 million.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

18. Net Income (loss) per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	For the years ended December 31,
	2010	2011	2012
Income (numerator):
Net income from continuing operations	$103,186,528	$161,789,846	$237,001,456
Less: Net (income) loss from continuing operations attributable to Noncontrolling Interests	(1,549,654)	1,290,002	2,296,124

Net income from continuing operations attributable to Focus Media Holding Limited Shareholders	101,636,874	163,079,848	239,297,580

Net income (loss) from discontinued operations	83,077,575	(977,591)	(1,064,664)
Less: Net (income) loss from discontinuing operations attributable to Noncontrolling Interests	(440,972)	574,781	(155,060)

Net income (loss) from discontinuing operations attributable to Focus Media Holding Limited Shareholders	82,636,603	(402,810)	(1,219,724)

Income attributable to Focus Media Holding Limited Shareholders	$184,273,477	$162,677,038	$238,077,856

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	707,846,570	671,401,000	644,285,250
Plus incremental weighted average ordinary shares from assumed conversions of stock options and restricted shares using treasury stock method	23,811,695	22,570,258	22,203,926

Weighted average ordinary shares outstanding used in computing diluted income per share	731,658,265	693,971,258	666,489,176

Income (loss) per share from continuing operations — basic	$0.15	$0.24	$0.37

Income (loss) per share from continuing operations — diluted	$0.14	$0.23	$0.36

Income (loss) per share from discontinued operations — basic	$0.12	$—	$—

Income (loss) per share from discontinued operations — diluted	$0.11	$—	$—

Net income per share — basic	$0.26	$0.24	$0.37

Net income per share — diluted	$0.25	$0.23	$0.36

For the years ended December 31, 2010, 2011 and 2012 the Group had 7,036,260, 5,304,495 and 7,102,005 share options and 13,620,000, nil and nil restricted shares outstanding, respectively, which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the years presented, as their effects would have been anti-dilutive.

19. Mainland China Contribution Plan and Profit Appropriation

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $8,298,074, $12,614,542 and $17,279,755 for the years ended December 31, 2010, 2011 and 2012, respectively, including $1,103,397, $14,557, and $21,857 from discontinued operations.

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s PRC subsidiaries and PRC affiliates are prohibited from distributing their statutory capital and must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The Group’s subsidiaries and affiliates have allocated annual after-tax profits to each of their respective funds in compliance with these laws and regulations. For the years ended December 31, 2010, 2011 and 2012, the Group made total appropriations of $21,211,346, $10,214,705 and $4,099,511, respectively.

As a result of these PRC laws and regulations, as of December 31, 2012, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $244,628,141 of their net assets to Focus Media Holding in the form of dividends, loans or advances.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

20. Commitments and Contingencies

{a} Leases commitments

The Group has entered into certain leasing arrangements relating to the placement of the flat-panel digital screens, poster frames and outdoor billboards in various locations, as well as advertisement time slots on movie screens prior to movie screening, where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for the years ended December 31, 2010, 2011 and 2012 were $134,658,367, $183,150,750 and $206,992,161, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

For the year ending December 31,
2013	$147,753,898
2014	54,961,789
2015	15,083,690
2016	1,490,892
2017 and thereafter	408,988

Total	$219,699,257

{b} Purchase commitments

As of December 31, 2012 commitments outstanding for the purchase of equipment were $10,118,775, majority of which will be fulfilled in 2013.

{c} Legal and regulatory proceedings

The Group is a defendant in ongoing lawsuits as described below:

Iron Workers Case

On February 22, 2013, Iron Workers Mid-South Pension Fund filed a putative class action in the United States District Court for the Northern District of California against the Company, the Company’s directors, Giovanna Parent Limited and Giovanna Acquisition Limited, collectively (“the defendants”).  The complaint relates to the definitive agreement and plan of merger, (“the Going Private Merger Agreement”), with Giovanna Parent Limited and Giovanna Acquisition Limited announced on December 19, 2012, pursuant to which Giovanna Parent Limited will acquire the Company for US$5.50 per ordinary share or US$27.50 per ADS, (the “Going Private Transaction”).  Plaintiff alleges, among other things that (i) the proposed purchase price for the shares under the Going Private Merger Agreement and related sale process were unfair and inadequate, (ii) the defendants disseminated a false and materially misleading proxy statement which failed to disclose all the material information concerning the Going Private Transaction, and (iii) the Company’s directors acted in a manner oppressive or otherwise prejudicial to the shareholders of the Company.  The complaint asserted claims for violation of Securities and Exchange Act (“Exchange Act”) § 14(a) and Rule 14a-9, (ii) for violation of Exchange Act § 20(a), and (iii) for oppression pursuant to Section 92(e) of the Cayman Companies Code.  Plaintiff sought (i) injunctive relief barring consummation of the Going Private Transaction, unless the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders and the defendants disclose all the material information to shareholders, (ii) a directive to the individual defendants to comply with their duties under applicable law by obtaining a transaction which is in the best interests of the Company’s shareholders, and (iii) rescission of, to the extent already consummated, the Going Private Transaction.  The Company was served on March 7, 2013.  On March 19, 2013, the Company moved to dismiss the complaint for failure to state a claim. On March 26, 2013, the named plaintiff voluntarily dismissed the action without prejudice.

Palny Case

On December 12, 2011, Tom Palny filed a putative class action in the United States District Court for the Southern District of New York against the Company and certain of its current or former officers and directors. The complaint relates to certain allegations made by the firm Muddy Waters about the Company in a series of releases in November 2011, and alleges that the Company’s public filings, including our 2006, 2007, 2008, 2009 and 2010 Form 20-Fs, the Form F-1 and Prospectus filed in connection with our November 2007 follow-on public offering, and third quarter 2011 earnings press release, contain material misstatements and omissions. On March 30, 2012, the court appointed Xuechen Yang as lead plaintiff. Defendants have not yet been served with the complaint. The Company intends to defend itself vigorously against these allegations as the Company believes it has meritorious defenses to the alleged claims. As of December 31, 2012, the Company does not believe the outcome of the case is probable or reasonably estimable.

November 2007 Follow-on Offering Case

On November 27, 2007, Eastriver Partners, Inc. filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Company and the underwriters of the November 2007 public offering.

On December 21, 2007, Scott Bauer filed a purported class action lawsuit in the United States District Court for the Southern District of New York against the Company, certain of the Company’s officers and directors, and the underwriters of the November 2007 public offering.

Both complaints allege that the Company’s registration statement on Form F-1 on November 1, 2007 as amended, and the related prospectus contained inaccurate statements of material fact. The Company advanced has meritorious defenses against the claims alleged and defended against these lawsuits vigorously. On March 29, 2010, the court issued an opinion granting the Company’s motion to dismiss. On March 30, 2010, the court entered a judgment dismissing the case. The plaintiffs filed a notice of appeal on April 29, 2010 appealing the judgment granting our motion to dismiss. On September 26, 2011, the plaintiffs and the Company entered into a settlement agreement, under which the Company will contribute $2 million for settlement (the “Settlement Agreement”), which was accrued as of December 31, 2011. On December 16, 2011, or the settlement agreement was preliminarily approved by the court and the court scheduled a settlement hearing for March 30, 2012. By order dated April 24, 2012, the court gave final approval to the settlement and the settlement was made in April 2012 accordingly.

Regulatory Inquiry

On March 14, 2012, the Security Exchange Commission (“the SEC”) informed the Company that it was initiating a non-public investigation into whether there had been any violations of the federal securities laws related to the Company (“ the SEC Inquiry”). The SEC advised the Company that the existence of the investigation should not be construed as an indication by the SEC or its staff that the Company or any of its officers or directors had violated any of the federal securities laws.

As part of its investigation, the SEC requested that the Company to voluntarily provide certain documents and other information. The
Company agreed to voluntarily cooperate with the SEC and, through its legal counsel, has been cooperating with the investigation by providing the SEC with documents and information as well as having its legal counsel to meet with the SEC.

The SEC’s initial and follow-up information requests cover a broad range of documents and information related to the Company’s operations, finances and transactions, with a primary focus on the acquisitions, investments, restructurings and divestitures, including those transactions related to Allyes.

The Company intends to continue to cooperate fully with the SEC’s investigation and will continue to provide the SEC with the requested information and documentation. Because this matter is ongoing, the Company cannot predict the scope, duration or outcome of the SEC Inquiry.

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

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

The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment. The following table presents selected financial information relating to the Group’s segments:

2012:

	LCD display network	In-store network	Poster frame network	Movie theater network	Traditional outdoor billboards	Eliminations	Total
Net revenue — external	$465,482,598	$51,787,463	$301,557,575	$76,654,316	$32,019,085	$—	$927,501,037
Net revenue — intersegment	8,540,978	—	31,597,847	405,676	17,288	(40,561,789)	—

Total net revenues	474,023,576	51,787,463	333,155,422	77,059,992	32,036,373	(40,561,789)	927,501,037
Total cost of revenue	145,051,125	21,504,233	124,654,020	33,628,231	35,319,745	(40,561,789)	319,595,565

Gross profit	$328,972,451	$30,283,230	$208,501,402	$43,431,761	$(3,283,372)	$—	$607,905,472

2011:

	LCD display network	In-store network	Poster frame network	Movie theater network	Traditional outdoor billboards	Eliminations	Total
Net revenue — external	$444,364,783	$56,374,245	$185,448,868	$50,835,068	$49,508,907	$—	$786,531,871
Net revenue — intersegment	6,414,251	1,641,886	46,523,931	2,520,355	2,876,701	(59,977,124)	—

Total net revenues	450,779,034	58,016,131	231,972,799	53,355,423	52,385,608	(59,977,124)	786,531,871
Total cost of revenue	139,221,013	20,582,255	113,126,927	26,010,980	45,487,228	(59,977,124)	284,451,279

Gross profit	$311,558,021	$37,433,876	$118,845,872	$27,344,443	$6,898,380	$—	$502,080,592

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

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

Major Customers

The Group contracts either directly with advertisers or through advertising agents. Details of the customers accounting for 10% or more of total net revenues were as follows:

	Net revenues
	For the years ended December 31,
	2010	2011	2012
Customer A	N/A	N/A	10.39%

The accounts receivable from customers, either advertisers or advertising agents, including their affiliates, which comprised over 10% of the Group’s accounts receivable, as of year end are as follows:

	Accounts receivable
	December 31,
	2011	2012
Customer A	11.56%	10.23%

Major Service lines

The Group derives revenues from the following major service lines:

	For the years ended December 31
	2010		2011		2012
	$	% of total revenue	$	% of total revenue	$	% of total revenue
	(in thousands of U.S. dollars, except percentages)
Net revenue:
LCD display network	$297,641,916	57.7%	$444,364,783	56.5%	$465,482,598	50.2%
In-store network	37,777,154	7.3%	56,374,245	7.2%	51,787,463	5.6%
Poster frame network	121,893,079	23.6%	185,448,868	23.6%	301,557,575	32.5%
Movie theater network	18,094,945	3.5%	50,835,068	6.5%	76,654,316	8.3%
Traditional outdoor billboards	40,907,603	7.9%	49,508,907	6.2%	32,019,085	3.4%

Total net revenue	$516,314,697	100.0%	$786,531,871	100%	$927,501,037	100%

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

22. Related Party Transactions

Details of advertising service revenue from related parties for the years ended December 31, 2010, 2011 and 2012 for the Group is as follows:

		For the years ended December 31,
Name of related parties	Director interested	2010	2011	2012
Fangcaoji Cosmetics	Jason Nanchun Jiang	—	—	22,488
TCL Corporation	Ying Wu	—	—	15,735
Shanghai the Dream Network Technology	Jason Nanchun Jiang	—	—	578,769
R.Y.B. Education Institution	Fumin Zhuo	—	—	1,961
Huayi Brothers Media Corporation	Jason Nanchun Jiang	—	—	60,332
Sina.com	Charles Cao	1,034,741	1,466,979	3,545
Sohu.com	Daqing Qi	738,947	—	156,580
China Vanke Co., Ltd.	Daqing Qi	465,998	909,109	1,841,634
Home-Inn	Neil Nanpeng Shen	—	—	215
Ctrip.com	Neil Nanpeng Shen	79,601	—	474,414
51.com	Neil Nanpeng Shen	22,993	—	—
Qihoo.com	Neil Nanpeng Shen	17,461	—	—
Giant Interactive Group Inc.	Jason Nanchun Jiang	385,720	13,911	—
StormNet Information Technology	David Zhang	2,569	—	—
Tea Care Group Ltd.	Fumin Zhuo	697,071	5,461	55,863
Fosun International Limited	Major Shareholder	—	4,613,446	1,259,265
Joyyoung, Inc.	Ying Wu	—	13,313	—
Shen Yin Wan Guo Securities Co., Ltd.	Fumin Zhuo	—	5,661	—
Redbaby.com	Jason Nanchun Jiang	—	4,465,478	—
Tuan800.com	Jason Nanchun Jiang	—	468,410	—
Juewei Foods, Inc.	Jason Nanchun Jiang	—	544,106	242,589
Bona Film Group Ltd.	Daqing Qi	—	2,089,420	474,535

Total		$3,445,101	$14,595,294	$5,187,925

Details of advertising space leasing costs charged, net of rebates, to the Group by related parties for the years ended December 31, 2010, 2011 and 2012 were as follows:

		For the years ended December 31,
Name of related parties	Director interested	2010	2011	2012
Sina.com	Charles Cao	$11,655,724	$—	$—
Sohu.com	Daqing Qi	8,047,723	—	—
Bona Film Group Ltd.	Daqing Qi	359,287	2,996,195	873,437
Ctrip.com	Neil Nanpeng Shen	130,251	—	—
51.com	Neil Nanpeng Shen	7,968	—	—
Huayi Brothers Media Corporation	Jason Nanchun Jiang	—	—	76,577
StormNet Information Technology	David Zhang	27,266	—	—

Total		$20,228,219	$2,996,195	$950,014

FOCUS MEDIA HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars except share data and unless otherwise stated)

Details of amounts due from related parties representing advertising services provided or advances paid for advertising space leased as of December 31, 2011 and 2012 are as follows:

		December 31
Name of related parties	Director interested	2011	2012
TCL Corporation	Ying Wu	—	54,885
Shanghai the Dream Network Technology	Jason Nanchun Jiang	—	429,932
Huayi Brothers Media Corporation	Jason Nanchun Jiang	—	26,155
Ctrip.com	Neil Nanpeng Shen	—	181,339
Bona Film Group Ltd.	Daqing Qi	305,928	126,998
Tea Care Group Ltd.	Fumin Zhuo	61,803	—
China Vanke Co., Ltd.	Daqing Qi	160,013	139,662
Redbaby.com	Jason Nanchun Jiang	1,021,150	—
Juewei Foods, Inc.	Jason Nanchun Jiang	108,985	74,163
Fosun International Limited	Major Shareholder	166,557	42,102

Total		$1,824,436	$1,075,236

Details of amounts due to related parties representing trade payables for advertising services purchased or advances received for advertising services sold as of December 31, 2011 and 2012 are as follows:

		December 31,
Name of related parties	Director interested	2011	2012
TCL Corporation	Ying Wu	$—	$2,550
China Vanke Co., Ltd.	Daqing Qi	25,617	—
Tea Care Group Ltd.	Fumin Zhuo	—	3,470
Fosun International Limited	Major Shareholder	1,313,482	32,615
Bona Film Group Ltd.	Daqing Qi	755,712	493,177
Redbaby.com	Jason Nanchun Jiang	55,659	—
Juewei Foods, Inc.	Jason Nanchun Jiang	45,434	45,545

Total		$2,195,904	$577,357

Other related party transactions

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

23. Subsequent Events

On March 1, 2013, the Board of Directors of the Company has authorized and approved certain resolutions, pursuant to which:

1.              The vesting schedules of the restricted shares granted to Mr. Jason Nanchun Jiang and companies owned by him are amended and will become vested immediately prior to the closing of the Going Private Transaction (the “Closing Date”), and shall not vest on any scheduled vesting dates otherwise applicable to such restricted shares between the close of business on January 1, 2013 and the vesting of such restricted shares immediately prior to the Closing Date;

2.              The vesting schedules of the restricted shares granted to certain senior management of the Company (the “Senior Management”) are amended in which the restricted shares granted to the Senior Management remain unvested after January 1, 2013 notwithstanding the occurrence of any scheduled vesting dates otherwise applicable to such restricted shares between the close of business of January 1, 2013 and the Closing Date; and such restricted shares will be cancelled at the Closing Date in exchange for restricted share units of the merged entity; and,

3.              Certain provisions in the Company’s share incentive plans and the outstanding grants made thereunder are amended, all award agreements applicable to each of the share incentive plans shall be terminated as of the Closing Date, and all of the Company’s share incentive plans shall be terminated and cease to exist at the Closing Date.

On March 25, 2013, the Company announced and called for an extraordinary general meeting of shareholders to be held on April 29, 2013 for the purpose of voting on the authorization and approval of the merger agreement and the merger. On April 29, 2013, the extraordinary general meeting was held and the Company’s shareholders voted in favour of the proposal to authorize and approve the merger agreement and the merger. Upon completion of the merger, the Company will become a privately held company and its ADSs will no longer be listed on NASDAQ.